Form 20-F
Super Group (SGHC) Ltd
filed 2022-02-02
CIK 1878057

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: January 27, 2022

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Island of Guernsey
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue #204

Newark, Delaware 19711

Telephone: (302) 738-6680

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares	SGHC	New York Stock Exchange
Warrants	SGHC WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On January 27, 2022, the issuer had 483,715,048 outstanding ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

SUPER GROUP (SGHC) LIMITED

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

FREQUENTLY USED TERMS

Unless otherwise stated in this Report on Form 20-F or the context otherwise requires, references to:

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of April 23, 2021, by and among SEAC, SGHC, NewCo, Merger Sub and Sponsor, a copy of which is filed as Exhibit 4.1 to this Report, and as may be amended from time to time. “Class A Shares” means SEAC’s Class A common stock, par value $0.0001.

“Class B Shares” means SEAC’s Class B common stock, par value $0.0001.

“Closing” means the closing of the Business Combination.

“common stock” means the Class A Shares together with the Class B Shares of SEAC.

“Company” means the business and operations of SGHC prior to the Business Combination and to the business and operations of NewCo following the Business Combination.

“Continental” means Continental Stock Transfer & Trust Company.

“Current Charter” means SEAC’s current amended and restated certificate of incorporation.

“DGCL” means the Delaware General Corporation Law as the same may be amended from time to time.

“DTC” means the Depository Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Founders” means the Sponsor and the following independent directors of SEAC: Natara Holloway and Timothy Goodell.

“Founder Shares” means the Class B Shares purchased by the Sponsor and the following independent directors of SEAC: Natara Holloway and Timothy Goodell.

“Guernsey Companies Law” means the Companies (Guernsey) Law, 2008 (as amended).

“IFRS” means the International Financial Reporting Standards as set forth by the International Accounting Standards Board.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means SEAC’s October 6, 2020 initial public offering of units, with each unit consisting of one Class A Share and one-half of one warrant, raising total gross proceeds of approximately $450,000,000.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Merger Sub” means Super Group (SGHC) Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of NewCo.

“NewCo” means Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey, and its subsidiaries when the context requires.

“NewCo Board” means the board of directors of NewCo, upon the consummation of the Business Combination.

“NewCo Governing Documents” means the NewCo Amended and Restated Memorandum of Incorporation and the NewCo Amended and Restated Articles of Incorporation.

“NewCo Ordinary Shares” means the ordinary redeemable shares of NewCo, of no par value.

“NewCo Sponsor warrants” means the NewCo warrants converted from the SEAC warrants issued by SEAC to the Sponsor or PJT Partners Holdings LP.

“NYSE” means the New York Stock Exchange.

“Ordinary Resolution” means a resolution passed as an ordinary resolution in accordance with the Guernsey Companies Law by a simple majority of the votes of the shareholders entitled to vote and voting in person or by attorney or by proxy at a meeting or by a simple majority of the total voting rights of eligible shareholders (being the shareholders entitled to vote on the circulation of the written resolution) by written resolution.

“private placement warrants” means the warrants issued to the Sponsor and PJT Partners Holdings LP in a private placement simultaneously with the closing of the IPO as well as in connection with the closing of the partial exercise by the underwriters of their over-allotment option, with each such warrant entitling the holder thereof to purchase one Class A Share at a price of $11.50 per share.

“public shares” means the Class A Shares issued in the IPO held by public shareholders other than the Founders.

“public warrants” means the 22,500,000 redeemable warrants sold as part of the units in the IPO.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEAC Merger” means the merger of SEAC with and into the Merger Sub pursuant to the Business Combination Agreement.

“SEAC unit” means a unit of SEAC consisting of (a) one Class A Share and (b) one-half of one SEAC public warrant.

“SEAC warrant” means, collectively, the private and public warrants of SEAC, each entitling the holder to purchase one Class A Share per warrant at a price of $11.50 per share.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sellers” means certain shareholders who are officers and employees of the Target Companies (“Management”) and certain other existing shareholders of SGHC (the “Co-Investors”).

“SGHC” means SGHC Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey.

“special meeting” means the special meeting of SEAC stockholders, called for the purpose of approving the Business Combination and the other proposals set forth herein.

“Special Resolution” means a resolution passed as a special resolution in accordance with the Guernsey Companies Law by a majority of not less than seventy five percent of the votes of the shareholders entitled to vote and voting in person or by attorney or by proxy at a meeting or by seventy five percent of the total voting rights of eligible shareholders (being the shareholders entitled to vote on the circulation of the written resolution) by written resolution.

“Sponsor” means Sport Entertainment Acquisition Holdings LLC, a Delaware limited liability company.

“Target Companies” means, collectively, SGHC, NewCo, Merger Sub and all direct and indirect subsidiaries of SGHC.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“underwriters” means Goldman Sachs & Co. LLC and PJT Partners LP.

“warrants” means the private placement warrants and public warrants.

v

EXPLANATORY NOTE

On April 23, 2021, Sport Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with SGHC Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (“SGHC”), Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (“NewCo”), Super Group (SGHC) Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of NewCo (“Merger Sub” and, together with NewCo, SGHC and SGHC’s direct and indirect subsidiaries, the “Target Companies”), and Sports Entertainment Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

Pursuant to the Business Combination Agreement, prior to the closing of the Business Combination (the “Closing”), SGHC underwent a pre-closing reorganization (the “Reorganization”) wherein all existing shareholders of SGHC (the “Pre-Closing Holders”) exchanged their shares in SGHC for newly issued ordinary shares in NewCo (“NewCo Ordinary Shares”). As described in the Business Combination Agreement, effective immediately following and conditioned upon the Closing, NewCo purchased NewCo Ordinary Shares from certain Pre-Closing Holders in exchange for cash consideration equal to $10.00 per NewCo Ordinary Share.

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following has occurred: (a) SEAC’s issued and outstanding shares of SEAC Class B common stock, subject to the terms of the Founder Holder Consent Letter (as defined and described below), have converted automatically on a one-for-one basis into shares of SEAC Class A common stock; and (b) Merger Sub has merged with and into SEAC, with SEAC continuing as the surviving company, as a result of which (i) SEAC has become a wholly-owned subsidiary of NewCo; (ii) each issued and outstanding unit of SEAC, consisting of one share of SEAC Class A common stock and one-half of one warrant (the “SEAC warrants”), were automatically detached, (iii) each issued and outstanding share of SEAC Class A common stock, was converted into the right to receive one NewCo Ordinary Share; and (iv) each issued and outstanding SEAC warrant to purchase a share of SEAC Class A common stock have become exercisable for one NewCo Ordinary Share (the “NewCo warrants”).

The Business Combination was consummated on January 27, 2022.

Certain amounts that appear in this Report may not sum due to rounding.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and members of the Executive Management upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Information about Management, Directors and Nominees,” which is incorporated herein by reference. The business address for each of Company’s directors and executive officers is Kingsway House, Havilland Street, St. Peter Port, Guernsey, GY1 2QE.

B.	Advisors

Cooley LLP, 55 Hudson Yards, New York, NY 10001, United States, and Carey Olsen (Guernsey) LLP, Carey House, Les Banques, St. Peter Port, Guernsey, GY1 4BZ, serve as the Company’s external legal counsel.

C.	Auditors

BDO LLP acted as SGHC Limited’s independent auditor for each of the two years in the period ended December 31, 2020, and is expected to continue to act as SGHC Limited’s independent auditor for the financial year ending December 31, 2021.

The offices of BDO LLP are located at 55 Baker Street, London, W1U 8EW, United Kingdom.

BDO LLP has been proposed as the Company’s independent registered public accounting firm for the financial period ending December 31, 2021, which is expected to be ratified by the Audit Committee in February 2022.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Super Group (SGHC) Limited

The Company was formed solely to effectuate the Business Combination. Following and as a result of the Business Combination, all of the Company’s business will be conducted through the subsidiaries of SGHC Limited. Selected financial information regarding SGHC Limited is included in the Form F-4 in the section entitled “Selected Historical Financial Information” and is incorporated herein by reference.

B.	Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of June 30, 2021 on:

•	a historical basis; and

•	a pro forma, as adjusted basis, after giving effect to the Business Combination.

	As of June 30, 2021
	SGHC Actual	Pro Forma Combined(1)

	(euros in thousands)
	(unaudited)
Cash and cash equivalents	€271,826	€387,647

Debt
Interest-bearing loans and borrowings	4,259	4,259
Lease liabilities	9,964	9,964

Total debt	14,223	14,223

Equity
Issued capital	270,247	423,310
Other reserves	—	(233,231)
Foreign exchange reserve	(1,449)	(1,449)
Retained profit	113,417	8,246

Total equity	382,215	196,876

Total capitalization	€396,438	€211,099

(1)	See Item 8. Financial Information.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

•	Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us.

•

Competition within the broader entertainment industry is intense and our existing and potential customers may be attracted to competing betting and gaming options, as well as other forms of entertainment such as video games, television, movies and sporting events. If our offerings do not continue to be popular with existing customers and attract potential customers, our business would be harmed.

•

COVID-19 has affected our business and operations in a variety of ways. The pandemic restrictions may have affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations and a decrease in consumer spending, and it may continue to do so in the future. On the other hand, we cannot assure you that consumers will not decrease online gaming activities as pandemic restrictions are loosened. These cross-currents may have unknown and adverse effects that are impossible for us to predict.

•

We rely on third-party service providers such as (i) third-party providers to validate the identity and identify the location of our customers, (ii) third-party payment processors to process deposits and withdrawals made by our customers into our platforms, (iii) third-party marketing and customer communications systems providers, (iv) third-party casino content, product and technology providers, (v) third-party sportsbook technology providers, (vi) third-party sports data providers for real-time and accurate data for sporting events, and (vii) third-party outsourced services providers, among others. If our third-party providers do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

•

We license the Betway brand, for a fixed fee, for use by DGC USA in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China and Thailand. A decline in such third-party operators’ financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.

•

If we fail to detect fraud or theft related to our offerings, including by our customers and employees, we will suffer financial losses and our reputation may suffer which could harm our brand and reputation and negatively impact our business, financial condition and results of operations and can subject us to investigations and litigation, which could ultimately lead to regulatory penalties, including potential loss of licensure.

•

We rely on strategic relationships with land-based casinos, sports teams, event planners, local licensing partners and advertisers in order to be able to offer and market our products in certain jurisdictions. If we cannot maintain these relationships and establish additional relationships, our business, financial condition and results of operations could be adversely affected.

•

We identified material weaknesses in connection with our internal controls over financial reporting. Although we are taking steps to remediate these material weaknesses, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.

•

If our existing material weaknesses persist or we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operation, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares and our overall business.

•

The gaming laws of different jurisdictions vary in both nature and application, and may be subject to alternate interpretations. Jurisdictions may or may not incorporate regulatory frameworks that provide a clear basis for the licensed provision of our gaming products and services to their residents. As a consequence, legal and enforcement risk may be unclear or uncertain in a number of the jurisdictions in which we operate and from which we generate a significant portion of our revenue, and there is a risk that regulators or prosecutors in these territories may seek to take legal action against us even in jurisdictions in which we believe our offerings are lawful based on advice from local counsel. Furthermore, we have in the past faced claims from customers contesting the legal basis of our services in certain jurisdictions, and may face similar claims again in the future.

•

Failure to comply with legal or regulatory requirements in a particular regulated jurisdiction, or the failure to successfully obtain a license or permit in a particular jurisdiction, could impact our ability to comply with licensing and regulatory requirements in other regulated jurisdictions, or could cause the rejection of license applications or cancellation of existing licenses in other regulated jurisdictions, or could cause financial institutions, online and mobile platforms, advertisers and distributors to stop providing services to us which we rely upon to receive payments from, or distribute amounts to, our customers, or otherwise to deliver and promote our offerings.

•

We are party to pending litigation and regulatory and tax audits in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

•

Failure to protect or enforce our intellectual property rights, the confidentiality of our trade secrets and confidential information, or the costs involved in protecting or enforcing our intellectual property rights and confidential information, could harm our business, financial condition and results of operations.

•

Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal information is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations.

•

We will rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and offerings. Failure to maintain, renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could adversely affect our business, financial condition and results of operations.

•

We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technological infrastructure and adversely affect our operating results and growth prospects. Our games and other software applications and systems, and the third-party platforms upon which they are made available could contain undetected errors.

•

Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations of the jurisdictions in which we operate, or seek to operate, our business. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

•	The coverage of our business or our securities by securities or industry analysts or the absence thereof could adversely affect our securities and trading volume.

•

Because NewCo is incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited.

Risks Related to Super Group’s Business

Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us.

The sports betting and online casino gaming industries are characterized by an element of chance. Accordingly, we employ theoretical win rates, probability distributions and related models to estimate what a certain type of sports bet or online casino game, on average, will win or lose in the long run. Our revenue is impacted by variations in the hold percentage (the ratio of net win to total amount wagered), or actual outcome, on the sports betting and online casino games that we offer to our customers. We use the hold percentage as an indicator of an online casino game’s or sports bet’s performance against its expected outcome. Although each sports bet or online casino game generally performs within a defined statistical range of outcomes, actual outcomes may vary for any given period, particularly in the short term.

In the short term, for online casino wagering and online sports wagering, the element of chance may affect win rates (hold percentages); these win rates, particularly for online sports wagering, may also be affected in the short term by factors that are largely beyond our control, such as unanticipated event outcomes, a customer’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of customers, the volume of wagers placed and the amount of time spent gambling. For online casino games, it is possible a random number generator outcome or game will malfunction or is otherwise misprogrammed to pay out wins in excess of the game’s mathematical design and award errant prizes. Factors that are nominally within our control, such as the level of incentives or bonuses or comps given to customers, might, for various reasons both within and beyond our control, not be well-controlled and hence in turn might impact win rates. For online sports wagering, it is possible that our platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are highly favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers and risk managers are capable of human error, so even if our wagering products are subject to a capped payout, significant volatility can occur. Similarly, inadvertently over-incentivizing customers can convert a sports wager or casino game that would otherwise have been expected to be profitable for the Company into one with a positive expectation for the player.

As a result of the variability in these factors, the actual win rates on our sports betting and online casino gaming offerings may differ from the theoretical win rates we have estimated and could result in the winnings of our sports betting or online casino gaming customers exceeding those anticipated. The variability of win rates (hold rates) also has the potential to negatively impact our business, financial condition, results of operations, prospects and cash flows.

Our business relies for its success on entertaining customers by means of a wide range of potential wagering opportunities. In recent years an increasing percentage of sports betting wagering has been derived from “in-play” or “in-game” wagering, which refers to the wagers that customers make during the course of a sports event (as opposed to “pre-game” or “ante-post” wagers made before the start of a sports event) on the outcome of related events that occur pursuant to the primary event. Examples of this include “Scorer of the next goal” in a soccer match, or “Winner of the next point” in a tennis match. Where such wagers are allowed, there can be no assurance that regulators will not in the future seek to prohibit such forms of wagering, and where such wagers are not yet allowed there can be no assurance that regulators will ever allow them. If such “in-play” wagering is prohibited in any market then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

Similarly, for casino games there can be no assurance that existing casino game features will always be allowed or that new casino game features will be allowed or that regulators will not seek to constrain the operation of games in any way, for example by limiting the rate or speed of game play. If game features or other relevant aspects of casino game design are constrained then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

The success of our business depends on the quality of our strategy and our ability to execute on it.

Our business strategy makes a number of assumptions about the current and future state of the industry that we operate in, including but not limited to environmental factors such as the current and future state of the markets and economies that we operate in, the current and expected future actions of governments around the world, the current and future capacity and effectiveness of our competitors, and the current and future desires and wants and means of our customers. Our strategy also makes assumptions about the current and future state of our own business, including our capacity and effectiveness and our ability to respond to all of the aforementioned environmental factors, amongst others. All of these assumptions are informed by data and information that is publicly available and which we gather for ourselves and by our ability to process and understand such data and information. Any or all of our assumptions may prove to be faulty and/or our data and/or information may be inaccurate or incomplete, in which case our strategy may prove to be incorrect or inadequate for the demands of our industry. Even if our strategy is a good one, we cannot be certain that our business is equipped to execute the plans and actions that might be necessary to achieve success. If any of our assumptions are incorrect and/or our strategy is poor and/or we are unable to execute on our strategy then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

The success of our business depends in part on our ability to anticipate and satisfy customer preferences in a timely manner.

As we operate in a dynamic environment characterized by rapidly changing industry and legal standards, our products are subject to changing consumer preferences that cannot be predicted with certainty. We need to continually introduce new offerings and identify future product offerings that complement our existing platforms, respond to our customers’ needs and improve and enhance our existing platforms to maintain or increase our customer engagement and growth of our business. We may not be able to compete effectively if our sports betting odds pricing and casino game design are not competitive and/or unless our product selection keeps up with trends in the digital sports entertainment and gaming industries in which we compete, or trends in new gaming products. If we are unable to anticipate and satisfy customer preferences in a timely manner and/or we are unable to provide competitive and appealing products to our customers, then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

Competition within the broader entertainment industry is intense and our existing and potential customers may be attracted to competing betting and gaming options, as well as other forms of entertainment such as video games, television, movies and sporting events. If our offerings do not continue to be popular with existing customers and attract potential customers, our business would be harmed.

We operate in the global entertainment betting and gaming industries within the broader entertainment industry with our business-to-consumer offerings, including sports betting and online casino gaming. Our customers are offered a vast array of entertainment choices. Other forms of entertainment, such as television, movies, sporting events, other forms of non-gambling games and in-person casinos, are well established and may be perceived by our customers to offer greater variety, affordability, interactivity and enjoyment. New and alternative product categories are continuously evolving that may be perceived by our customers to offer equivalent or better entertainment, including casual games, daily fantasy sports (a variation on fantasy sports leagues), and apps and websites that offer the trading of financial instruments in a manner that incorporates elements that are similar to gambling. We compete with these other forms of entertainment for the discretionary time and income of our customers. If we are unable to sustain sufficient interest in our product offerings in comparison to other forms of entertainment, including new forms of entertainment, our business model may not continue to be viable.

The specific industries in which we operate are characterized by dynamic customer demand and technological advances, and there is intense competition among online gaming and entertainment providers. A number of established, well-financed companies producing online gaming and/or interactive entertainment products and services compete with our offerings, and other well-capitalized companies may introduce competitive services. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than ours, which could negatively impact our business. Our competitors may also develop products, features, or services that are similar to ours or that achieve greater market acceptance. Furthermore, new competitors, whether licensed or not, may enter the online gaming industry. There has also been considerable consolidation among competitors in the entertainment, betting and gaming industries and such consolidation and future consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share, expand offerings and broaden their geographic scope of operations. If we are not able to maintain or improve our market shares, or if our offerings do not continue to be popular, our business could suffer.

COVID-19 has affected our business and operations in a variety of ways. The pandemic restrictions may have affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations and a decrease in consumer spending, and it may continue to do so in the future. On the other hand, we cannot assure you that consumers will not decrease online gaming activities as pandemic restrictions are loosened. These cross-currents may have unknown and adverse effects that are impossible for us to predict.

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, cancellation of sporting events, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in which we operate. COVID-19 and these actions have also had a significant impact on our business, our suppliers and our customers. The direct impact on our business, beyond disruptions in normal business operations, was driven by the suspension, postponement and cancellation of major sports seasons and events. While many sports have since restarted, some have been played on a reduced or uncertain schedule, and there can be no assurance that such sports seasons and events will not be cancelled or further impacted again due to the ongoing COVID-19 pandemic. The ultimate impact of COVID-19 on our financial performance will depend on the length of time that these disruptions exist. Conversely, hard lockdowns, stay-at-home or shelter-in-place orders for the general populace in many jurisdictions accelerated the shift to online commerce, which management believes has benefited the business in some areas. The extent to which the removal of such restrictions will have lasting effects on the business is not yet known and may take some time to become clear, particularly if subsequent waves of the pandemic lead to the reinstatement of similar restrictions in the future.

As the COVID-19 pandemic continues to evolve, the ultimate extent of the impact on our business, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic in the United States and national, provincial/ state/regional and local responses elsewhere around the world. The COVID-19 pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact our relationships with existing and potential new business partners globally, our employees and operations and the operations of our business partners, and may negatively impact our business. Our sports betting revenues are dependent on interest in sporting events, which have been, and may be in the future, substantially limited during times of business shutdowns, the prohibition or reduction of physical participation in such activities or the cancellation or postponement of sporting events, such as the postponement of the 2020 Summer Olympic Games. In addition, global travel restrictions could impact our relationships with existing or potential new partners around the world.

In recent periods coinciding with the COVID-19 pandemic, we have seen significant growth in online sports betting and casino gaming revenues from existing and new customers, as the COVID-19 pandemic has shifted customers to online entertainment. As government restrictions ease, this trend may not continue or could even be reversed as customers seek to spend their entertainment dollars through physical participation and not online activities, resulting in a decrease in our share of the entertainment wallet. These effects make the comparison of our current and historical performance very difficult. In particular, the growth or otherwise in our active wagering customer numbers and our revenues may be distorted and hence our historic growth may not be a useful or accurate guide to our expected future performance.

There is no certainty that any actions taken by us will be sufficient to mitigate the risks posed by the COVID-19 pandemic or that any of the secular factors arising from COVID-19 (such as the general trend towards online commerce that has benefited all digital businesses) will continue to be of benefit to us, especially in light of potential new strains of the virus. These factors related to COVID-19 are beyond our knowledge and control and, as a result, at this time, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on our business, operating results, cash flows and financial condition.

We have not historically reported our financial results as a consolidated group. Our forecasts included and incorporated in this Report are based on unaudited, unconsolidated results and therefore may be different from results reported in accordance with International Financial Reporting Standards on a consolidated basis and with pro forma results for historical periods presented in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended.

Certain of our historical results and forecasts incorporated in this Report were based on unaudited, unconsolidated results. Therefore, this financial information may not necessarily reflect what our results of operations and financial condition would have been on a consolidated basis, and may be different from the pro forma results for the historical periods presented. Accordingly, you should not place undue reliance on our historical results in assessing our future results of operations and financial condition.

Our results of operations may fluctuate due to seasonality and other factors and, therefore, our periodic operating results will not be guarantees of future performance.

Although the sporting calendar is year-round, there is seasonality in sporting events that may impact our operations. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions and those competitions will often have different sporting calendars. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause increases in our revenues, and their own respective off-seasons, which may cause decreases in our revenues. Certain sports only hold events during portions of the calendar year. For example, our revenues are significantly impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, major American sports leagues, marquee horse racing events and major professional tennis tournaments. Our revenues may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup, or the cancellation or postponement of sporting events. Similarly, management believes that there is some evidence that seasonality in casino gaming may occur at the time of certain major national holidays and/or vacation periods and hence it may occur that revenues and cashflow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities. Such fluctuations and uncertainties may negatively impact our cash flows.

Because a significant portion of our sports betting business is based on open-air, live events, extreme weather conditions may result in the postponement or cancellation of such events and negatively impact our associated revenues.

Extreme weather conditions may interrupt live sporting events, causing their postponement or, in unusual circumstances, their cancellation. In such circumstances, because our sports betting operations rely on such events being carried out in accordance with pre-set timetables, we may be forced to reverse wagers already placed or remove future betting propositions. Climate change may make past weather conditions unrepresentative of future weather conditions and extreme weather conditions may increase in number or severity in the future. While certain sporting events may shift to closed environments, other sporting events may be ill-suited or less popular in such environments. We do not currently maintain insurance coverage applicable to cover either the costs or loss of revenue that we may incur due to the postponement or cancellation of events caused by extreme weather conditions. These circumstances may adversely affect our revenues and our customer relationships.

We make use of machine learning and other data science and analytics techniques and technologies throughout our business and attempt to integrate this into customer-facing systems in ways that may have significant effects on our revenues and profits. The nature of such systems is that their outcomes cannot always be predicted and, therefore, our periodic operating results will not be guarantees of future performance.

We use machine learning and data science and analytics methodologies and techniques to seek to understand individual customer preferences and attributes as well as to detect fraud and manage risk. Machine learning systems are by their nature often opaque and can evolve over time. If we fail to implement or maintain adequate controls over such systems, then they may evolve to produce outcomes that could adversely affect our results of operations.

Our machine learning and data science and analytics models are designed to analyze data attributes in order to identify complex transaction and behavior patterns. We do this for a number of purposes, including but not limited to fraud detection, determination of when and how to intervene in customer wagering activity for responsible gaming purposes, generation of personalized wagering and game recommendations in order to remove customer interface friction, and generation of personalized incentives (or disincentives, as the case may be) in order to optimize customer satisfaction, enjoyment and profitability. Our ability to continuously train and/or improve these systems will have material impacts on our revenues, especially as methods of committing fraud evolve and become more sophisticated and as competitors become better at evaluating and incentivizing and interacting with customers. However, it is possible that these systems may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such systems, incorrect interpretations of the results of such systems, increased fraud sophistication beyond the capabilities of such systems, the emergence of very high value but very low volume or short-term transient risks that models of this nature might struggle to detect, and failure to timely update system assumptions and parameters. Further, the successful performance of our machine learning and data science and analytics models relies on the ability to constantly review and process large amounts of transactions and other data.

If we are unable to attract new customers or retain existing customers, or if our systems for capturing and processing data were to degrade or fail in any way, then the amount of data reviewed and processed by our machine learning and data science and analytics models will be reduced or fail to grow at a pace that will allow us to continue to improve the efficiency of our models, which may reduce the accuracy of such systems. Additionally, such systems may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud that do not lend themselves well to risk-based analysis. Material errors or inaccuracies in such machine learning and data science and analytics models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations.

We rely on third-party service providers such as (i) third-party providers to validate the identity and identify the location of our customers, (ii) third-party payment processors to process deposits and withdrawals made by our customers into our platforms, (iii) third-party marketing and customer communications systems providers, (iv) third-party casino content, product and technology providers, (v) third-party sportsbook technology providers, (vi) third-party sports data providers for real-time and accurate data for sporting events, and (vii) third-party outsourced services providers, among others. If our third-party providers do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

There is no guarantee that the third-party geolocation and identity verification systems that we rely on will perform adequately or will be effective. We rely on our geolocation and identity verification systems to ensure that we are in compliance with certain laws and regulations, and any service disruption to those systems would prohibit us from operating our platform, and would adversely affect our business. Additionally, incorrect or misleading geolocation and identity verification data with respect to our current or potential customers received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings, in each case based on inaccurate identity or geographic location determination. Our third-party geolocation service providers rely on their ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party service providers may result in their inability to accurately determine the location of our customers. Moreover, our inability to maintain our existing contracts with third-party service providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, lawsuits, and our business, financial condition, results of operations and prospects could be adversely affected.

We also rely on a limited number of third-party payment processors to process deposits and withdrawals made by our customers into our platform. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to customers on our platform, any of which could make our platform less trustworthy and convenient and adversely affect our ability to attract and retain our customers.

All of our payments are made by credit card, debit card or through other third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to customers that may be subject to additional regulations and risks and/or may incur higher transaction charges. We are also subject to a number of other laws and regulations relating to the payments we accept from our customers, including with respect to money laundering, money transfers, privacy and information security. Although we have implemented processes and have dedicated teams to ensure compliance with applicable rules and regulations, there have in the past, and there may be in the future, incidences where certain relevant information relating to “know your customer” (“KYC”) and/or anti-money laundering (“AML”) is not detected or established. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to our customers. If any of these events were to occur, our business, financial condition, results of operations and prospects could be adversely affected.

For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the United States and numerous state and local agencies who may define money transmitter differently. For example, certain U.S. states may have a more expansive view of who qualifies as a money transmitter. Additionally, we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the various regulations and regulators governing our business that we are subject to will expand as well. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain offerings to some customers, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines they are assessed by payment card networks if we or the customers on our platform violate these rules. Any of the foregoing risks could adversely affect our regulatory licensure, business, financial condition, results of operations and prospects.

Additionally, outages in our connectivity with our payment processors or their connectivity with downstream processors and networks might inhibit our ability to successfully process deposits and withdrawals on behalf of our customers. Errors in any of these systems may cause transactions to be processed multiple times or not at all, which may in turn result in customers being overcharged, overpaid or not paying us. Overcharging customers might result in representations, returns or chargebacks which might in turn jeopardize our relationships with our payment processors and potentially lead to fines and additional transaction costs or even the termination of our relationships with our payment processors. If we do not detect these errors timeously then we might over-credit to or under-deduct from our customers’ sports betting or casino accounts which might in turn result in customers being inadvertently given risk-free opportunities to gamble and thereby potentially win even larger amounts. We cannot guarantee that we will detect such outages or errors timeously nor that we will be able to recover any resulting losses from customers or third-party providers. Any attempts by us to recover such losses from our customers may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, any such outages or errors could harm our reputation, business, financial condition, results of operations, cash flows and prospects.

Furthermore, if any of our payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the sometimes unique benefits and features of different payment options, exact replacement might not be possible and we may not be able to secure similar terms or benefits or features or replace such payment processors in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our payment processors, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We rely on third-party service providers for components of our marketing and customer communications processes and systems. Failures or outages in these systems may inhibit our ability to acquire new customers or retain existing customers. The nature of these processes means that certain customer personal information may be transmitted through these systems. If these systems are compromised in any way then customer personal data might be compromised and in turn our customers’ perception of our reliability and security might be impacted. Any of the foregoing risks could adversely affect our business, financial condition, results of operations and prospects.

Furthermore, if any of our marketing and customer communications providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the sometimes unique benefits and features of different marketing and customer communications systems, exact replacement might not be possible and we may not be able to secure similar terms or benefits or features or replace such systems in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our marketing and customer communications providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We rely on third-party providers for nearly all of our casino games. These third parties are responsible for the design, development and maintenance of these games. In the past there have been outages during which time one or more games have been unavailable. There have also been incidents where errors in the design or development or maintenance of these games has result in erroneous payouts to customers, including instances where games have erroneously produced positive expected returns to customers and hence losses for the casino. We cannot be certain that we will always detect such outages and errors timeously nor that we will be able to recover any losses resulting from errors either from customers or third-party providers. Any outages or attempts by us to recover such losses from errors from our customers may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, any such outages and errors could harm our reputation, business and operating results.

Furthermore, if any of our casino game suppliers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the unique design of each casino game, exact replacement would not be possible and we may not be able to secure similar terms or product features or extent of product range or replace such providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our third-party casino game supplier partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We rely on third-party providers for the majority of our sports betting product platforms. These third parties are responsible for the design, development and maintenance of these platforms. In the past there have been outages during which time wagering was either severely inhibited, delayed or unavailable. We cannot be certain that we will always detect such outages timeously nor that we will be able to recover any resulting losses from third-party providers. Any such outages may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our product to other potential customers. As such, any such outages could harm our reputation, business and operating results.

Furthermore, if any of our third-party sports betting product platform providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the sometimes unique features of different sports betting platforms, exact replacement might not be possible and we may not be able to secure similar terms or features or replace such sports betting product platform providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our sports betting product platform providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We also rely on third-party sportsbook technology providers with whom we have long-term relationships. We have agreements with Apricot Investments Limited (“Apricot”), one of the leading gaming software and content providers, for the exclusive provision of the Apricot sportsbook software and Player Account Management (“PAM”) system in a number of Super Group’s most significant markets. Apricot supplies a significant portion of the casino games available for play across all Super Group websites and apps. Any disruption in or termination of these relationships could harm our strategic growth.

We also rely on third-party sports data providers to obtain accurate information regarding schedules, results, performance and outcomes of sporting events. We rely on this data to display sporting events, odds and outcomes to customers and/or to determine when and how bets are settled. We have experienced, and we may continue to experience, errors in this data feed which may result in us incorrectly displaying events, odds and outcomes and/ or settling bets. If we cannot adequately resolve any such issues then our customers may have a negative experience with our offerings, our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, a failure or significant interruption in our service could harm our reputation, business and operating results.

Furthermore, if any of our sports data partners terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or product features or replace such providers in an acceptable time frame.

Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our third-party sports data partners, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We also rely on third-party outsourced services providers for a variety of services or components thereof, including but not limited to customer support, risk and fraud prevention, “know-your-customer” and anti-money- laundering, software development, information technology and infrastructure maintenance and support, information and data security, database management, data analysis, marketing and related services, and product and website design and development. We rely on these third-party outsourced services providers to enable some of our products and offerings and in our interactions with suppliers and customers. If any of our third-party outsourced services providers provide inadequate or substandard service then our customers may have a negative experience with our offerings, our brand or reputation may be negatively affected and our customers may stop utilizing our products and/or be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, inadequate or substandard service from any of our third-party outsourced services providers could harm our reputation, business and operating results.

Furthermore, if any of our third-party outsourced services providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or services or replace such third-party providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our third-party outsourced services providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.

We license the Betway brand, for a fixed fee, for use by DGC USA in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China and Thailand. A decline in such third-party operators’ financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.

We license the Betway brand to DGC USA for a fixed fee in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third-party operator for use in China and Thailand. Our financial performance depends in part on maintaining our licenses with these third- party operators. Fees earned from third-party operators accounted for approximately 7% of our revenue in the year ended December 31, 2020. A decline in the third-party operators’ financial performance, competition from competitors or a deterioration in our relationships for other reasons could lead to termination of the brand licenses by such third-party operators, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand and reputation, including as a result of negative publicity, our business and operating results may be harmed.

We believe that developing, maintaining and enhancing our brands, especially our single-brand sportsbook Betway but also our multi-brand portfolio of casinos, Spin, is critical to achieving widespread acceptance of our products and services, attracting new customers, retaining existing customers, persuading existing customers to adopt additional products and services and hiring and retaining our employees. We believe that the importance of our brand will increase as competition in our markets further intensifies. Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, our ability to provide high-quality, reliable and cost-effective products and services, the perceived value of our products and services and our ability to provide quality customer support. Brand promotion activities require us to make substantial expenditures. To date, we have made significant investments in the promotion of our brands, including more than 60 Betway brand partnerships with sports teams and leagues worldwide. The promotion of our brands, however, may not generate customer awareness or increase revenue to the extent we anticipate, or at all, and any increase in revenue may not offset the expenses we incur in building and maintaining our brand.

We operate in a public-facing industry where negative publicity, including from our customers, whether or not justified, can spread rapidly through, among other things, social media. To the extent that we are unable to respond timeously and appropriately to negative publicity or to the extent our responses to negative publicity are not fairly published or not positively received, our reputation and brands could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business.

We and our employees also use social media to communicate externally. There is risk that the use of social media by us or our employees to communicate about our business or for any other purpose even in a personal capacity may give rise to negative publicity or liability or result in public exposure of personal information of our employees or customers, each of which could affect our reputation, revenue, business, results of operations and financial condition.

We rely on several different marketing channels to acquire and retain customers and to promote our brands and our products. If we are not able to effectively acquire and retain customers via such channels then our business and operating results may be harmed.

The Company undertakes a variety of marketing initiatives, include traditional marketing channels (such as television, print and radio), digital marketing (such as online display advertising, search engine marketing, social media and “affiliates” marketing) and retention marketing (including via email, text messages and social media). Traditional marketing channels are by their nature difficult to measure. Digital marketing is typically more measurable but somewhat more complex to undertake. Retention marketing is subject to customer consent which is not always granted or may be revoked. Our ability to execute on our marketing plans is subject to regulatory constraints in each market and it is not unusual for marketing-related regulations to change from time to time. If our ability to monitor and measure performance of any of these channels is compromised or if our ability to execute our plans in any of these channels is in any way inhibited then our ability to acquire and retain customers may be hampered and our business, financial condition, results of operations, cash flows and prospects may suffer.

In some regions and for some brands or products we may rely extensively on independent third-party marketers, known as “affiliates” marketers. “Affiliates” is an industry term that describes independent third- parties which assist the Company to acquire new customers and which are generally paid on a revenue-share or cost-per-acquisition basis. Despite the word “affiliate”, these are independent parties that are not otherwise affiliated with the Company in the ordinary sense of the word. Notwithstanding that in some jurisdictions for license purposes we are deemed to control these “affiliates” marketers, their actions in the marketing of our brands are not directly within our control and hence actions, errors, omissions or intentional malfeasance on their part may cause damage to our brands, our business, our prospects and our financial results before we are able to detect such actions, errors, omissions or intentional malfeasance and/or do anything to mitigate the effects thereof. In particular, we can be held accountable by regulatory authorities for actions by such third parties in contravention of our license in a given jurisdiction, which in turn may lead to fines, license suspension, loss of license or other censure, which may in turn harm our business, our prospects and/or our financial performance. Our agreements with such marketers are sometimes such that we are obliged to pay them an ongoing share of revenues derived from customers that they introduce to us, or sometimes such that we are required to pay them a “cost per acquisition” capitation fee for each customer introduced, or sometimes a combination of both. Such third-party “affiliates” are under no obligation to continue introducing customers to us, but we may be obliged to continue to pay them future revenue shares where applicable nonetheless.

In some regions and for some brands we may make use of search engine marketing (SEM, which is the purchase of advertising against keywords on search engines) and search engine optimization (SEO, which is the adaptation of our websites and employment of other techniques in order to achieve more favorable rankings when customers search for gambling-related keywords on search engines). Search engines such as Google regularly change their internal proprietary and confidential algorithms by which SEM and SEO operate and typically do so in ways that are not predictable as to timing or effect. If we fail to adapt our marketing methods to these changes or if our competitors do so better than we do then our business, financial condition, results of operations, cash flows and prospects may suffer.

Several of our marketing channels rely on being able to successfully track customers across different websites and apps and/or to augment our own data with additional marketing data for purposes of measuring and monitoring the effectiveness of our marketing campaigns and/or effectively adapting or executing on our marketing campaigns. The ability to do this is under threat of restrictive legislation in some jurisdictions and technology platform providers such as Google and Apple have taken steps to restrict such tracking and augmentation and we expect that further restrictions may be added in future. Such restrictions may hamper our ability to acquire or retain customers and thereby cause our business, financial condition, results of operations, cash flows and prospects to suffer.

Our growth depends in part, on the success of our strategic relationships with third parties. Overreliance on certain third parties, or our inability to extend existing relationships or agree to new relationships may cause unanticipated costs for us and impact our financial performance in the future.

We rely on relationships with sports teams and leagues worldwide, advertisers, casinos and other third parties in order to attract and retain customers to our offerings. These relationships along with providers of online services, search engines, social media, directories and other websites and ecommerce businesses direct consumers to our offerings. In addition, many of the parties with whom we have advertising arrangements provide advertising services to other companies, including other online betting and online casino gaming products with whom we compete. While we believe that there are other third parties that could drive customers to our offerings, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing relationships or our future relationships fail to provide services to us in accordance with the terms of our arrangement, or at all, and we are not able to find suitable alternatives, this could impact our ability to attract and retain customers cost effectively and harm our business, financial condition, results of operations and prospects.

Our growth prospects may suffer if we are unable to develop successful offerings or if we fail to pursue additional offerings. In addition, if we fail to make the right investment decisions in our offerings and technology, we may not attract and retain customers and partners, and our revenue and results of operations may decline.

The industries in which we operate are subject to rapid and frequent changes in standards, technologies, products and service offerings, as well as in customer demands and expectations and regulations. We must continuously make decisions regarding in which offerings and technology we should invest to meet customer demand in compliance with evolving industry standards and regulatory requirements and must continually introduce and successfully market new and innovative technologies, offerings and enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. Our ability to engage, retain, and increase our customer base and to increase our revenue will depend on our ability to successfully create new offerings, both independently and together with third parties. We may introduce significant changes to our existing technology and offerings or develop and introduce new and unproven products and services, with which we have little or no prior development or operating experience. The process of developing new offerings and systems is inherently complex and uncertain, and new offerings may not be well received by customers, even if well-reviewed and of high quality. If we are unable to develop technology and products that address customers’ needs or enhance and improve our existing technology and offerings in a timely manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

Although we intend to continue investing in our research and development efforts, if new or enhanced offerings fail to engage our customers, we may fail to attract or retain customers or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business. In addition, management may not properly ascertain or assess the risks of new initiatives, and subsequent events may alter the risks that were evaluated at the time that we decided to execute any new initiative. Creating additional offerings can also divert our management’s attention from other business issues and opportunities. Even if our new offerings attain market acceptance, those new offerings could exploit the market share of our existing product offerings or share of our customers’ wallets in a manner that could negatively impact our business. Furthermore, such expansion of our business increases the complexity of our business and places an additional burden on our management, operations, technical systems and financial resources and we may not recover the often-substantial up-front costs of developing and marketing new offerings, or recover the opportunity cost of diverting management and financial resources away from other offerings. In the event of continued growth of our operations, products or in the number of third-party relationships, we may not have adequate resources, operationally, technologically or otherwise to support such growth and the quality of our technology, offerings or our relationships with third parties could suffer. In addition, failure to effectively identify, pursue and execute new business initiatives, or to efficiently adapt our processes and infrastructure to meet the needs of our innovations, may adversely affect our business, financial condition, results of operations and prospects.

Additionally, we may make bad or unprofitable decisions regarding these investments. If new or existing competitors offer more attractive offerings, we may lose customers or customers may decrease their spending on our offerings. New customer demands, superior competitive offerings, new industry standards or changes in the regulatory environment could render our existing offerings unattractive, unmarketable or obsolete and require us to make substantial unanticipated changes to our technology or business model. Our failure to adapt to a rapidly changing market or evolving customer demands could harm our business, financial condition, results of operations and prospects.

Negative events or negative media coverage relating to, or a declining popularity of, online sports betting, online casino gaming or the underlying sports or athletes on which sports betting is derived, or other negative coverage may adversely impact our ability to retain or attract customers, which could have an adverse impact on our business.

Public opinion can significantly influence our business. Unfavorable publicity regarding, for example, us, our product changes, product quality, litigation, or regulatory activity, or regarding the actions of third parties with whom we have relationships or the underlying sports (including declining popularity of the sports or athletes) could harm our reputation. In addition, a negative shift in the perception of sports betting and online casino gaming by the public or by politicians, lobbyists or others could affect future legislation of sports betting and online casino gaming, which could cause jurisdictions to impose new restrictions on or prohibit sports betting or online casino gaming in jurisdictions in which we currently operate. Furthermore, illegal betting activity by athletes could result in negative publicity for our industry and could harm our brand reputation. Negative public perception could also cause jurisdictions to abandon current plans or proposals to legalize sports betting and online casino gaming, thereby limiting our future growth potential. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customer base and result in decreased revenue or slower customer growth rates, which could harm our business.

Fraud, corruption or negligence related to sports events, of any sort, whether by or involving our employees or not, may adversely affect our business, financial condition and results of operations and negatively impact our reputation.

Our reputation and the strength of our brand are key competitive strengths. To the extent that the sports and sports betting industry as a whole or the Company, relative to its competitors, suffers a loss in credibility, our business will be significantly impacted. Factors that could potentially have an impact in this regard include fraud, corruption or negligence related to sports events, including as a result of actual or attempted or alleged match fixing, whether this involves our employees or not. Damage to reputation and credibility could have a material adverse impact on our regulatory licensure, business, financial condition and results of operations.

If we fail to detect fraud or theft related to our offerings, including by our customers and employees, we will suffer financial losses and our reputation may suffer which could harm our brand and reputation and negatively impact our business, financial condition and results of operations and can subject us to investigations and litigation, which could ultimately lead to regulatory penalties, including potential loss of licensure.

We have in the past incurred, and may in the future incur, losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by customers and attempted payments by customers with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, we may be liable for use of funds on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction, and may be subject to fines or other sanctions including the termination of our payment processing relationships. If we are unable to detect or are delayed in detecting the actions of successful perpetrators of fraud then such customers may be able to effectively gamble risk-free, and may be able to withdraw and be paid any resulting winnings before we have been able to detect the fraud. In such cases we are unlikely to be able to recover the proceeds.

Acts of fraud may involve various tactics, including collusion. Successful exploitation of our systems could have negative effects on our product offerings, services and customer experience and could harm our reputation. Failure to discover such acts or schemes in a timely manner could result in harm to our operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, results of operations and prospects. In the event of the occurrence of any such issues with our existing platform or product offerings, substantial engineering and marketing resources and management attention may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.

In addition, any misappropriation of, or access to, customers’ or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt our operations, force us to modify our business practices, damage our reputation and expose us to claims from our customers, regulators, employees and other persons, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Other potential sources of financial loss to our business may include attempts in contravention of our terms and conditions to exploit incentives or bonuses or comps in conjunction with certain casino game design features or arbitrage sports bets in order to obtain positive expectation for the customer as well as attempts by individual customers to register multiple accounts in order to claim or receive incentives or bonuses or comps multiple times or to disguise collusive betting patterns in order to evade betting limits or to exploit profitable arbitrage betting opportunities. Similar activities might be undertaken by syndicates acting in concert.

Despite measures that we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could result in substantial financial losses and harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition, results of operations and prospects. Even if we are successful in preventing or mitigating the effects of fraudulent transactions, doing so successfully may in some circumstances require placing severe restrictions on honest customers, which will in turn hamper the enjoyment of our customers and in turn the prospects and revenues of our business.

We rely on strategic relationships with land-based casinos, sports teams, event planners, local licensing partners and advertisers in order to be able to offer and market our products in certain jurisdictions. If we cannot maintain these relationships and establish additional relationships, our business, financial condition and results of operations could be adversely affected.

In certain jurisdictions in which we operate, such as Belgium, it is necessary to obtain a land-based license in order to offer our online products. In addition, under some U.S. states’ gaming laws, online betting is limited to a finite number of retail operators, such as casinos, tribes or tracks, who own a “skin” or “skins” under that state’s law. A “skin” is a legally-authorized license from a state to offer online betting services provided by a casino. The “skin” provides a market access opportunity for mobile operators to operate in the jurisdiction pending licensure and other required approvals by the state’s regulator. The entities that control those “skins”, and the numbers of “skins” available, are typically determined by a state’s gaming laws. Super Group has entered into a definitive agreement to acquire Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”), which holds the exclusive license to use the Betway brand in the United States. On April 7, 2021, SGHC entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. DGC USA has secured market access in an initial 12 regulated or expected-to-be regulated states in the U.S. In most of the jurisdictions in which DGC USA offers sports betting and online casino gaming, it currently relies on a casino, tribe or track in order to get a “skin.” These “skins” are what allows DGC USA to gain access to jurisdictions where online operators are required to have a retail relationship. If we cannot establish, renew or manage our land-based international or U.S. relationships, they could terminate and we would not be allowed to operate in those jurisdictions until we enter into new relationships, which might not be possible if no other potential operators are available or wiling to partner with us, or could be at significantly higher cost. As a result, our business, financial condition and results of operations could be adversely affected.

Some of our and DGC USA’s market access agreements provide for minimum guaranteed payments to the third party. If we are unable to generate sufficient revenue to offset the minimum guaranteed payments, this could have a material adverse effect on our business, results of operations, cash flows and financial condition. Certain of our and DGC USA’s market access agreements grant the market access partner rights to audit the financial calculations of payments under these agreements. Disputes with market access partners over terms could result in the payment of additional amounts or penalties by us or DGC USA, cancellation or non-renewal of the underlying agreement or litigation.

Participation in the sports betting industry exposes us to trading, liability management and pricing risks. We may experience lower than expected profitability and potentially significant losses as a result of a failure to determine accurately the odds in relation to any particular event and/or any failure of our sports risk management processes.

Our fixed-odds betting products involve betting where winnings are paid on the basis of the stake placed and the odds quoted. Odds are determined with the objective of providing an average return to the bookmaker over a large number of events and therefore, over the long term, our gross win percentage has remained reasonably in line with expectations. However, there can be significant variation in gross win percentage event-by-event and day-by-day. We have systems and controls that seek to reduce the risk of daily losses occurring on a gross-win basis, but there can be no assurance that these will be effective in reducing our exposure, and consequently our exposure to this risk in the future. This is particularly true in respect of parlay or accumulator wagers, where multiple individual wagers are combined into one to create the possibility of significant aggregate payouts. As a result, in the short term, there is less certainty of generating a positive gross win percentage, and we may experience (and we have from time to time experienced) significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an event or betting outcome or series of events or betting outcomes or if a number of parlay or accumulator wagers are successful. Odds compilers and risk managers are capable of human error, thus even allowing for the fact that a number of betting products are subject to capped pay-outs, significant volatility can occur. In some markets we rely on third-party odds compilers and risk managers and hence do not always have real-time oversight of their activities. In certain instances it is possible for customers to engage in positive expectation arbitrage betting which we might not always be able to detect. It is also possible for customers to exploit incentives or bonuses or comps for positive expectation for the customer and we might not always be able to detect or otherwise to prevent this even when we do detect it. In addition, it is possible that there may be such a high volume of trading during any particular period that even automated systems would be unable to address and eradicate all risks. Any significant losses on a gross-win basis could have an adverse effect on our business, financial condition and results of operations. In addition, if a jurisdiction where we hold or wish to apply for a license imposes a high turnover tax for betting (as opposed to a gross-win tax), this too would impact profitability, particularly with high value/low margin bets, and likewise have a material adverse effect on our business.

We may have difficulty accessing the services of banks, credit card issuers and payment processing services providers due to the nature of our business, which may make it difficult to sell our products and offerings.

Although financial institutions and payment processors are permitted to provide services to us and others in our industry, banks, credit card issuers and payment processing service providers may be hesitant to offer banking and payment processing services to real money gaming and online sports betting businesses. Consequently, businesses involved in our industry, including our own, may encounter difficulties in establishing and maintaining banking and payment processing relationships with a full scope of services and generating market rate interest. Similarly, our customers’ banks and/or credit card providers might decline to allow our customers to effect transactions with online gaming or sports betting businesses or might block such attempted transactions. If we are unable to maintain our bank accounts or our customers are unable to use their credit cards, bank accounts or e-wallets to make deposits and withdrawals from our platforms, it would be difficult for us to operate our business and increase our operating costs, and would pose additional operational, logistical and security challenges which could result in an inability to implement our business plan and harm our business, financial condition, results of operations and prospects.

The requirements of being a public company, including compliance with the requirements of the Sarbanes-Oxley Act and maintaining effective internal controls over financial reporting, may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Business Combination may be greater than we anticipate.

As a public company, we will incur significant legal, accounting and other expenses (and particularly after we are no longer an “emerging growth company”) that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the NYSE, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance than we obtained as a private company, and could also make it more difficult for us to attract and retain qualified members of our Board. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an “emerging growth company”. We may need to hire additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation to our directors, officers and employees closer to that of other public companies, which would increase our general and administrative expenses and could adversely affect our profitability. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our shares and warrants, fines, sanctions and other regulatory action and potentially civil litigation. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

As a private company, we were not required to document and test internal controls over financial reporting nor was our management required to certify the effectiveness of internal controls or have our auditors opine on the effectiveness of our internal control over financial reporting. As a result, we have not instituted a system of internal controls that covers the consolidated group of the Company and its subsidiaries. Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business as a public company.

We were not required to document and test our internal controls over financial reporting, our management was not required to certify the effectiveness of our internal controls and our auditors were not required to opine on the effectiveness of our internal control over financial reporting. Similarly, as an “emerging growth company,” SGHC has so far been exempt from the SEC’s internal control reporting requirements. In the future, we will be required to document and test our internal controls over financial reporting and our management will be required to certify the effectiveness of our internal controls. In addition, we may lose our emerging growth company status and become subject to the SEC’s auditor attestation requirements in the year in which we are deemed to be a large accelerated filer, which would occur once we are subject to Exchange Act reporting requirements for 12 months, have filed at least one SEC annual report and the market value of our common equity held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.

If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we may not detect errors timeously, our consolidated financial statements could be misstated, and we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business and adversely affect the market price of our shares.

We identified material weaknesses in connection with our internal control over financial reporting. Although we are taking steps to remediate these material weaknesses, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.

In connection with the audits of our consolidated financial statements for fiscal year 2020 and fiscal year 2019, and our interim condensed consolidated financial statements, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to (i) a lack of consistent application of IFRS reporting requirements across the enlarged business and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place. As a result, a number of adjustments to our consolidated financial statements were identified and made during the course of the audit process including adjustments related to indirect taxes, amortisation of intangible assets, capitalisation of development costs and classification of processor receivables.

We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. However, as a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, we will be required to furnish a report by our management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, at the time we file our second annual report on Form 20-F with the SEC, which will be for the year ending December 31, 2022. Further, our independent registered public accounting firm is not required and has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our management or independent registered public accounting firm, and such control deficiencies could have also represented one or more material weaknesses in addition to those previously identified. We are currently in the process of remediating these material weaknesses and we are taking steps that we believe will address their underlying causes. We are in the process of revising our procedures and review, supervision and monitoring functions in respect of the capitalisation of development costs. We have enlisted the help of external advisors to provide assistance in the area of IFRS accounting in the short term, and are evaluating the longer-term resource needs of our finance function. These remediation measures may be time-consuming and costly, and might place significant demands on our financial, accounting and operational resources. In addition, there is no assurance that we will be successful in hiring any necessary personnel in a timely manner, or at all.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

If our existing material weaknesses persist or we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares and our overall business.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. As an ‘emerging growth company’ we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b). However, we may no longer avail ourselves of this exemption when we are no longer an ‘emerging growth company.’ When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404(b) will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.

Furthermore, investor perceptions of our company may suffer if additional deficiencies are found in our internal control over financial reporting, and this could cause a decline in the market price of our shares and accordingly our overall business. Regardless of compliance with Section 404, our failure to remediate the material weaknesses which have been identified or any additional failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our business, financial condition, liquidity, results of operation, cash flows or prospects and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

Our business includes significant international operations, and we are likely to be exposed to foreign currency transaction and translation risks. As a result, changes in the valuation of any major currency with which we conduct business in relation to other currencies could have positive or negative effects on our profitability and financial position.

Our global operations are likely to expose us to foreign currency transaction and translation risks. Currency transaction risk occurs in conjunction with purchases and sales of products and services that are made in currencies other than the local currency of the subsidiary involved, for example if the parent company pays, or transfers British pound sterling to a subsidiary in order to fund its expenses in local currencies. Currency translation risks occurs when the income statement and balance sheet of a foreign subsidiary is converted into currencies other than the local currency of the company involved, for example when the results of these subsidiaries are consolidated in the results of a parent company with a different reporting currency.

Due to our international operations, a significant portion of our business is denominated in foreign currencies. As a result, fluctuations in foreign currency and exchange rates may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn affects our consolidated revenue. Currencies may be affected by internal factors, general economic conditions and external developments in other countries, all of which can have an adverse impact on a country’s currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transaction in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the respective local currency may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

Our business and results of operations may be adversely affected by political, economic and social instability risks, currency restrictions and devaluation, and various local laws associated with doing business in countries in emerging economies, including in South America, Africa and Asia.

We derive a portion of our revenue from our transactions in countries categorized as emerging economies, including countries in South America, Africa and Asia, and we expect to continue to grow our operations in these regions. As such, our business is subject to the various political, social, economic, fiscal and monetary policies and factors that affect companies operating in emerging economies, which could have a significant effect on our business, financial condition, results of operations and prospects. While certain emerging economies feature developed and sophisticated business sectors and financial and legal infrastructure at the core of their economy, they are also affected by socio-economic challenges such as high levels of unemployment, poverty and crime and large parts of the population, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered under previous governments of countries in the region may increase the costs and reduce the profitability of our business.

Our business model relies on an increase in internet penetration and digital literacy in emerging economies. Even though the main urban centers of many countries considered to be emerging economies typically offer reliable wired internet service, a substantial portion of the population are inhabitants of rural areas, which largely depend on mobile networks. Internet penetration in the markets in which we operate or may operate in the future may not reach the levels seen in more developed countries or other emerging markets for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed implementation of performance improvements or security measures. The internet infrastructure in the markets in which we operate or may operate in the future may not be able to support continued growth in the number of customers, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may also impede improvements in internet reliability. If telecommunications services are not sufficiently available to support the growth of the internet, response times could be slower, which would reduce internet usage and harm our platform. Internet penetration in our target markets amongst emerging economies may even stagnate or decline. In addition, digital illiteracy among many customers in emerging economies presents obstacles to e-commerce growth. If internet penetration and digital literacy do not increase in our current and future markets of operation in emerging economies, it could have a material adverse effect on our business, financial condition, results of operations and prospects in emerging economies.

It is difficult to predict the future political, social and economic direction of emerging economies in which we operate or the manner in which any future governments of such countries will attempt to address regional inequalities. It is also difficult to predict the impact that addressing these inequalities will have on our business.

Furthermore, there has been regional, political and economic instability in emerging economies generally, which could materially and adversely affect our business, results of operations and financial condition. While we believe that economic conditions in emerging economies will improve, poverty in emerging economies will decline and the purchasing power of customers in emerging economies will increase in the long term, there can be no assurance that these expected developments will materialize. The development of emerging economies, markets and levels of customer spending are influenced by many factors beyond our control, including customer perception of current and future economic conditions, acts of warfare and civil clashes, political uncertainty, employment levels, social and labor unrest due to economic and political factors, arbitrary interference with private ownership of rights in respect of land, inflation or deflation, real disposable income, poverty rates, wealth distribution, interest rates, taxation, currency exchange rates and weather conditions. An economic downturn, whether actual or perceived, currency volatility, a decrease in economic growth rates or an otherwise uncertain economic outlook in emerging economies could have a material adverse effect on our business, financial condition, results of operations and prospects in the region.

Additionally, governments of the emerging economies in which we operate may impose or tighten foreign currency exchange control restrictions, taxes or limitations with regard to repatriation of earnings and investments from these countries. If exchange control restrictions, taxes or limitations are imposed or tightened, our ability to receive dividends or other payments from affected jurisdictions could be reduced, which could have an adverse effect on our business, financial condition and results of operations. In addition, corporate, contract, property, insolvency, competition, securities and other laws and regulations in many of the emerging economies in which we operate have been, and continue to be, substantially revised. Therefore, the interpretation and procedural safeguards of the new legal and regulatory systems are in the process of being developed and defined, and existing laws and regulations may be applied inconsistently. Also, in some circumstances, it may not be possible to obtain the legal remedies provided for under these laws and regulations in a reasonably timely manner, if at all. Any of the foregoing factors could have a material adverse effect on our business, financial condition, results of operations and prospects in the region.

Asian geopolitical and other risks are of significant importance to our business owing to the revenue that we receive from a third party in respect of licensing the use of our Betway brand to that party. A decline in such third-party operator’s financial performance, for any reason could have an adverse effect on our business. See “Risk Factors — Risks Related to Super Group’s Business — We license the Betway brand, for a fixed fee, for use by DGC USA in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China and Thailand. A decline in such third- party operators’ financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.”

Our business is dependent on certain large markets, the loss of which or slower growth in which could adversely affect our business, financial condition and results of operations.

Our business derives a large percentage of its revenues from a small number of markets. For example, 48% of our revenue for the year ended December 31, 2020, was derived from the Americas, of which a majority was derived from Canada. There can be no assurance that we would be able to recover or replace a significant reduction in revenue or growth thereof derived from one or more of these markets if that were to happen for any reason, which could adversely affect our business, financial condition and results of operations.

Economic downturns, reductions in discretionary consumer spending and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.

Our business is particularly sensitive to reductions from time to time in discretionary consumer spending. Demand for entertainment and leisure activities, including gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as sports betting and online casino gaming. As a result, we cannot ensure that demand for our offerings will remain constant. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global entertainment and gaming industries, which may adversely affect our business, financial condition, results of operations and prospects. As a result of the ongoing COVID-19 pandemic, we are currently experiencing a global recession, and if recovery is slow or stalls, or we experience a further downturn as a result of a subsequent wave of the COVID-19 pandemic, we may experience a material adverse effect on our business, financial condition, results of operations or prospects.

In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce customers’ disposable income. Any one of these changes could have a material adverse effect on our business, financial condition, results of operations or prospects.

Litigation and Regulatory Risks

The gaming laws of different jurisdictions vary in both nature and application, and may be subject to alternate interpretations. Jurisdictions may or may not incorporate regulatory frameworks that provide a clear basis for the licensed provision of our gaming products and services to their residents. As a consequence, legal and enforcement risk may be unclear or uncertain in a number of the jurisdictions in which we operate and from which we generate a significant portion of our revenue, and there is a risk that regulators or prosecutors in these territories may seek to take legal action against us even in jurisdictions in which we believe our offerings are lawful based on advice from local counsel. Furthermore, we have in the past faced claims from customers contesting the legal basis of our services in certain jurisdictions, and may face similar claims again in the future.

The gaming industry is highly regulated and we are required to maintain licenses and pay requisite gaming taxes and other fees in each jurisdiction from which we operate in order to continue our operations and remain compliant with our licenses. Aside from jurisdictions in which we operate by virtue of a locally awarded license, we also operate in other jurisdictions by virtue of relevant licenses awarded by other recognized regulatory authorities. Our reliance on such licenses is at times based on the lack of a local regulatory framework in that jurisdiction where our services are accessed and used by end users, or based on a specific legal position and interpretation of local legislation. Such interpretation, at times, includes, but is not limited to, a legal position based on EU law or supranational law. As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU or supranational law, there is a risk that our interpretation would be contested by a governmental agency or regulator and our legal position ultimately rejected, which may result in administrative, civil or criminal prosecution or penalties. Furthermore, we have in the past faced claims from customers contesting the legal basis of our services in certain jurisdictions, such as Austria, where we have settled some claims and are contesting others, and may face similar claims again in future. This may materially adversely impact our profitability in such jurisdictions and/or our ability to carry on business in such jurisdictions and/or our ability to apply for or retain gaming licenses and/or could cause us to cease offering some or all of our offerings in the impacted jurisdictions and thereby have a material adverse effect on our business, financial condition, results of operations or prospects.

Failure to comply with legal or regulatory requirements in a particular regulated jurisdiction, or the failure to successfully obtain a license or permit in a particular regulated jurisdiction, could impact our ability to comply with licensing and regulatory requirements in other regulated jurisdictions, or could cause the rejection of license applications or cancellation of existing licenses in other regulated jurisdictions, or could cause financial institutions, online and mobile platforms, advertisers and distributors to stop providing services to us which we rely upon to receive payments from, or distribute amounts to, our customers, or otherwise to deliver and promote our offerings.

Compliance with the various regulations applicable to sports betting and real money casino gaming is costly and time-consuming. Regulatory authorities of the jurisdictions in which we operate, or seek to operate, our business have broad powers with respect to the regulation and licensing of sports betting and casino gaming operations and may revoke, suspend, condition or limit our sports betting or casino gaming licenses, impose substantial fines on us and take other actions, any one of which could have a material adverse effect on our business, financial condition, results of operations and prospects. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. As such, we engage local counsel to advise on compliance with applicable laws and regulations and we will strive to comply with all applicable laws and regulations relating to our business. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules. Non-compliance or alleged non-compliance with any such law or regulations could expose us to claims, proceedings, litigation, investigations and prosecutions by private parties and enforcement and regulatory authorities, as well as substantial fines, negative publicity, detention or incarceration of management or other personnel, and revocation, suspension, condition or limitation of our sports betting and gaming licenses, each of which may adversely affect our business.

Any sports betting or gaming license could be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect our operations. Our delay or failure to obtain or maintain licenses in any jurisdiction may prevent us from distributing our offerings, increasing our customer base and/or generating revenues. We cannot assure you that we will be able to obtain and maintain the licenses and related approvals necessary to conduct our sports betting and online casino gaming operations. Any failure to maintain or renew our existing licenses, registrations, permits or approvals could have an adverse effect on our business, financial condition, results of operations and prospects.

We are subject to risks relating to revenue received from customers located in countries that are sanctioned or that prohibit gaming activities, which could result in fines or other liabilities and could harm our business.

Our global operations require us to comply with laws and regulations imposed by governments around the world with jurisdiction over our operations. Some of our customers may be located in countries that are subject to sanction laws or that prohibit gaming activities. Although we have taken precautions to prevent our product offerings from being provided or accessed in such jurisdictions, including systems and processes for the detection of willful and fraudulent attempts by end-users to circumvent our precautions such as the use of virtual private networks and other technologies, we cannot assure you that such precautions are or will be fully effective and we could inadvertently or unwittingly provide access to our product offerings to persons located in sanctioned countries or countries that prohibit gaming activities. In addition, we have systems and controls in place that are intended to detect and resolve such violations; however, we cannot assure you that such systems and controls will be effective. If we are found to be in violation of any applicable sanctions or other laws and regulations, it could result in significant fines, prosecution or other liabilities and could harm our business, financial condition and results of operations.

Our failures to comply with the anti-corruption, anti-bribery, sanctions, anti-money laundering, privacy/personal information, responsible gaming, consumer protection and similar laws could result in legal penalties and fines, and/or negatively impact our reputation and results operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act (“FCPA”), the Prevention of Corruption (Bailiwick of Guernsey) Law, 2003 (as amended) (the “Guernsey Bribery Law”) and the U.K. Bribery Act 2010 (“U.K. Bribery Act”), as well as the laws of the other countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. The FCPA, the Guernsey Bribery Law, the U.K. Bribery Act and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.

In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We are continuously developing and maintaining policies and procedures designed to comply with applicable anti- corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

Furthermore, we are required to comply with the various responsible gaming regulations of those jurisdictions where we are licensed and from which we offer gambling services. These regulations, which in some jurisdictions are constantly being scrutinized, altered and broadened by the various legislators and/or regulators, may restrict our operations and partnerships, lead to enforcement actions that may result in fines, penalties, prosecutions or other sanctions, and at times may heavily impact our operations in and revenue from a certain jurisdiction. Consumer protection legislation and regulations apply to us as well, both of those jurisdictions from which we offer our services and of those where our services are consumed by our customers. These laws and regulations may have an impact on the scope of our offering and limit it significantly.

We have been the subject of governmental investigations and inquiries with respect to the operation of our businesses and we could be subject to future governmental investigations and inquiries, legal proceedings and enforcement actions. Any sanctions or costly regulatory settlements arising from governmental investigations, inquiries, proceedings or actions could adversely affect our business. Due to the nature of applicable regulatory frameworks, sanctions or enforcement or disciplinary actions in one jurisdiction may also have consequences in other jurisdictions, creating broader negative impacts on our business.

We have received formal and informal inquiries from time to time, from government authorities and regulators, including tax authorities and gaming regulators, regarding compliance with laws and other matters, and we may receive such inquiries in the future, particularly as we grow and expand our operations.

Violations of existing or future regulation, regulatory orders or consent decrees could subject us to substantial monetary fines, prosecutions and other penalties that could negatively affect our financial condition and operations. This could include sanctions ranging from a warning to revocation of our licenses or the licenses of our executives or employees. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause us to incur substantial costs, expose us to unanticipated liability or penalties, or require us to change our business practices in a manner adverse to our business.

Palpable (obvious) errors in the posting of sports wagering odds or event times may occasionally occur in the normal course of business, sometimes for large liabilities. While it is a worldwide standard business practice to void bets associated with palpable errors or to correct the odds, there is no guarantee that regulators will approve voiding palpable errors moving forward in every case.

We offer a huge spectrum of betting markets across dozens of sports, and the odds are set through a combination of algorithmic and manual odds making. Bet acceptance is also a combination of automatic and manual acceptance. In some cases, the odds offered on the website constitute an obvious error. Examples of such errors are inverted lines between teams, or odds that are significantly different from the true odds of the outcome in a way that all reasonable persons would agree is an error. It is commonplace virtually worldwide for operators to void bets associated with such palpable errors, and in most mature jurisdictions these bets can be voided without regulatory approval at operator discretion. In some jurisdictions, it is unclear long term if regulators will consistently approve voids or re-setting odds to correct odds on such bets. In some cases, we require regulatory approval to void palpable errors ahead of time. If regulators were to not allow voiding of bets associated with large obvious errors in odds making, we could be subject to covering significant liabilities.

We follow the industry practice of restricting and managing sports betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; however there is no guarantee that countries or states will allow operators such as us to limit on the individual customer level.

Similar to a credit card company managing individual risk on the customer level through credit limits, it is customary for sports betting operators to manage customer betting limits at the individual level to manage enterprise risk levels. We believe that this practice is beneficial overall, because if it were not possible, betting options would be restricted globally and limits available to customers would be much lower to insulate overall risk due to the existence of a very small segment of highly sophisticated syndicates and algorithmic bettors, or bettors looking to take advantage of site errors and omissions. We believe that virtually all operators balance taking reasonable action from all customers against the risk of individual customers significantly harming the business viability. We cannot assure you that all jurisdictions and regulators will always allow operators to execute limits at the individual customer level, or at their sole discretion.

We evaluate the expected profitability of customers at the individual customer level based on individual customer profiles and behaviors and attempt to responsibly incentivize and/or encourage (or discourage, as the case may be) and reward customers accordingly; however there is no guarantee that countries or states will allow operators such as us to continue to do so or that our efforts to do so are currently or will in the future be profitable.

We collect and evaluate data regarding the behavior and activity of our customers on our websites and in our apps. This data is used to determine the expected profitability of each customer so that we can in turn recommend appropriate games and wagers to customers (based on our understanding of their preferences) and so that we can (subject to responsible gaming regulations and/or best practice, as the case may be) offer incentives or bonuses or comps in a manner that attempts to responsibly optimize the confluence of customer enjoyment and our profitability. Such incentives or bonuses or comps may be subject to terms and conditions that are customized per individual customer, including specific wagering requirements and/or game or wager limitations.

We believe that this practice is beneficial overall, because if it were not possible, our products, incentives, bonuses and comps would be restricted globally and such benefits available to customers would be much lower to insulate overall risk due to the existence of a very small segment of highly sophisticated syndicates and individuals looking to take advantage of such benefits for profit. We believe that virtually all operators balance taking reasonable action from all customers against the risk of individual customers significantly harming the business viability. We cannot assure you that all jurisdictions and regulators will always allow operators to collect the data that we do or to evaluate customers in the way that we do or to offer or promote products, incentives, bonuses and comps in the individualized manner that we do. There have been in the past and may also in the future be situations where we are restricted to offering uniform products, incentives, bonuses and comps equally to all customers regardless of expected profitability of such offers and/or where we are restricted in the manner in which such benefits and offers may be promoted and/or where we are restricted in the manner in or frequency with which such benefits and offers may be made available to customers.

We also cannot assure you that our methodologies and algorithms for determining how to interact, incentivize and/or encourage (or discourage, as the case may be) and reward customers are accurate or profitable now, or that they will be so in the future. If our methodologies and algorithms contain errors or omissions or otherwise incorrectly interact, incentivize, encourage, discourage or reward customers then we may suffer financial losses. In particular, customers seeking to exploit such errors or omissions may profit disproportionately from such situations and we may not detect such instances and/or may not be able to mitigate the resulting losses even if we do detect such situations.

Furthermore, despite our belief in the importance of responsible gaming and despite our efforts to ensure that our interactions, incentives, encouragements, discouragements or rewards do not encourage irresponsible or problem gaming, we cannot assure you that we will succeed in this regard. Failures in this regard may result in fines, sanctions, license conditions or forfeiture in one or more jurisdictions which in turn may result in damage to our reputation, prospects and financial results.

In some jurisdictions our key executives, certain employees or other individuals related to the business, including significant shareholders, will be subject to licensing or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations, could cause the business to be non-compliant with its obligations, or imperil its ability to obtain or maintain licenses necessary for the conduct of the business. In some cases, the remedy to such situation may require the removal of a key executive or employee or significant shareholder and the mandatory redemption or transfer of such person’s equity securities, which could have an adverse effect on the overall market for our securities.

As part of obtaining our gaming licenses, the responsible gaming authority will generally determine suitability of certain directors, officers and employees and, in some instances, significant shareholders. The criteria used by gaming authorities to make determinations as to who requires a finding of suitability or the suitability of an applicant to conduct gaming operations varies among jurisdictions, but generally requires extensive and detailed application disclosures followed by a thorough investigation. Gaming authorities typically have broad discretion in determining whether an applicant should be found suitable to conduct operations within a given jurisdiction. If any gaming authority with jurisdiction over our business were to find an applicable officer, director, employee or significant shareholder of ours unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever our relationship with that person. Furthermore, such gaming authorities may require us to terminate the employment of any person who refuses to file required applications. Either result could have a material adverse effect on our business, operations and prospects.

Additionally, a gaming regulatory body may refuse to issue or renew a gaming license or restrict or condition the same, based on the past or present activities of SGHC, or our current or former directors, officers, employees, shareholders or third parties with whom we have relationships, which could adversely affect our operations or financial condition. If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us.

From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect our directors, officers, key employees, or other aspects of the Company’s operations. To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary (or advisable based upon the advice of local counsel) for our operations. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed or will not be revoked. Renewal is subject to, among other things, continued satisfaction of suitability requirements of our directors, officers, key employees and shareholders. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have an adverse effect on us.

Any change in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate applicable to our products and offerings, could adversely impact our ability to operate some or all of our business as currently conducted or as we seek to operate in the future, which could have an adverse effect on our business, financial condition and results of operations.

We are generally subject to laws and regulations relating to sports betting and online casino gaming in the jurisdictions in which we conduct our business or in some circumstances, of those jurisdictions in which we offer or make available our services, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax, anti-money laundering, competition and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative, regulatory and enforcement action, court decisions or other governmental action, which may be affected by, among other things, political pressures and changes in government leadership or legislative or governmental priorities, may have an adverse impact on our operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming or the marketing thereof, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable online gaming in their jurisdictions. Additionally, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations. Some jurisdictions do not have laws that grant us rights in the data we collect. Any enactment of laws in these jurisdictions would require a change in how we conduct business in such jurisdictions.

We have foreign licenses and operate under those licenses in a number of jurisdictions. In addition, we have entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. DGC’s subsidiary DGC USA has secured market access in an initial 12 regulated or expected-to-be regulated states in the U.S. Any of our licenses in foreign jurisdictions or U.S. states could be revoked, suspended or conditioned at any time. Our license applications may also be denied or conditioned. The loss or denial of a license in one jurisdiction could trigger the loss or denial of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses or denials, or potential for such loss of denial, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. As laws and regulations change, we may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, we may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.

In May 2018, the U.S. Supreme Court struck down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) as unconstitutional. This decision has the effect of lifting federal restrictions on sports betting and thus allows U.S. states to determine by themselves the legality of sports betting. Since the repeal of PASPA, several states have legalized online sports betting. To the extent new real money gaming or sports betting jurisdictions are established or expanded, we cannot guarantee that we will be successful in penetrating such new jurisdictions or expanding our business or customer base in line with the growth of existing jurisdictions. If we are unable to effectively develop and operate directly or indirectly within these new jurisdictions or if our competitors are able to successfully penetrate geographic jurisdictions that we cannot access or where we face other restrictions, there could be a material adverse effect on our business, operating results and financial condition. Our failure to obtain or maintain the necessary regulatory approvals and licenses in jurisdictions, whether individually or collectively, could have a material adverse effect on our business. To expand into new jurisdictions, we may need to be licensed and obtain approvals of our product offerings. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

The Parliament of Canada recently passed legislation allowing provinces to regulate single-event wagering within their jurisdictions, although at this point it is unclear as to the approach which each province will take in such regard. Historically, provincially-regulated offerings were limited to parlay sports betting (which required bets to be made on multiple discrete events) offered by provincial Crown corporations. Sport-betting businesses, like our Betway brands, that operate outside of the provincially-regulated frameworks, have until now also offered single-event betting with limited competition from such Crown corporations, due to the general preference of customers to not be limited to parlay bets only. In addition, certain of our private operator competitors elected not to carry on meaningful sports-betting operations in Canada. However, as a consequence of the legislative change, the Crown corporations and many of our private operator competitors, as well as new market entrants (some of which are well-funded and involve major business interests) have announced their intentions to begin or expand sports betting operations in Canada. Independently, several Canadian provinces have been considering altering their approach to regulated online gaming (including both casino games and sports betting), to permit private operators like us to enter the provincially-regulated system. In particular, the Province of Ontario has moved ahead with its plans to permit provincially-regulated online gaming by private operators under a new regulatory framework. While the full extent of the regulatory framework (including the fee or tax rate) is not known at this time, a new provincial commercial contracting party has been established and both it and the provincial regulator have created engagement and licensing mechanisms and begun to register interested applicants. In addition, information on standards, eligibility and other key elements have been published. The new regulatory framework is scheduled to commence operation by the end of 2021. Other Canadian provinces are expected to follow suit eventually. In the past, when other countries have introduced regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Although it is possible that all of the above will expand the size of the total addressable market in Canada and/or improve the profitability of the Canadian market for us, at this point this cannot be said for certain and it is possible that parties like us that have pre-existing Ontario or Canadian operations may be at a disadvantage under these new frameworks unless we are prepared to agree to certain conditions. While we actively seek out regulated jurisdictions for the expansion of our business and therefore welcome the recently passed legislation and the proposed Ontario regulatory framework and intend to participate therein to the fullest extent possible, we cannot be certain about the future impacts of these changing circumstances on our business, operations or financial prospects. The Americas accounted for 48% of our business revenue in the year ended December 31, 2020, and Canada is our largest market in the Americas. To the extent that competition in these key markets is increased and we are unable to maintain our related business, it may have a material adverse effect on them.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our operations and financial results. Governmental authorities could view us as having violated applicable laws or regulations, despite our efforts to obtain and maintain all applicable licenses or approvals and despite, based upon advice of local counsel, our belief that we are acting lawfully. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our business partners, while diverting the attention of key executives. Such proceedings could have an adverse effect on our business, financial condition, results of operations and prospects, as well as impact our reputation.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate or regulate various aspects of sports betting and online gaming industries and/or the marketing thereof (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations, either as a result of our determination that a jurisdiction should be blocked, or because a local license or approval may be costly for us to obtain and/or such licenses or approvals may contain other commercially undesirable conditions or where our marketing strategy is prohibited or hindered.

Even where enabling legislation is passed, there can be no assurance that such legislation and accompanying regulations and interpretation thereof will be positive for our business, either at the outset or upon subsequent revision. In the past, there have been instances where business-friendly legislation and/or regulations have been enacted only for subsequent revisions or interpretations to follow with the effect of severely restricting our ability to do business profitably. Examples of this include changes to rules and regulations governing or restrictions placed on marketing, sponsorships, customer incentives, customer deposit mechanisms and limits, customer withdrawal mechanisms and limits, and customer loss and other limits that have in some instances been enacted or amended some time after initial enabling legislation and/or regulation, or subsequent increases to gaming and other taxes.

For example, with regards to the licenses that we hold for our operations in Great Britain, the Gambling Commission (“the GC”) regulates online gambling operators. Over time the GC has issued interpretations of and amendments to the regulations. Examples include the prohibition of customer reverse withdrawals, the prohibition of various casino game features, and the introduction of casino game speed of play limits that were all brought into effect on October 31, 2020. Furthermore, the Gambling Act 2005 (2005 c 19), which is an Act of the Parliament of the United Kingdom that was amended in 2014 and which governs gambling (including online gambling) in Great Britain, is currently under review, including potential restrictions on advertising and sponsorships, which may have an adverse impact on our ability to grow our business in the United Kingdom.

As another example, the Dirección General de Ordenación del Juego (“the DGOJ”) is the responsible regulator with regards to the license that we hold for our operations in Spain. Under Spanish law, the conduct of a gambling business includes explicit prescriptions such as default limits on the amounts that customers are allowed to deposit within defined periods into their wagering accounts. When we acquired our license to operate in Spain, the law allowed us to sponsor football (soccer) teams, which resulted in us sponsoring the La Liga teams Deportivo Alavés, Levante Unión Deportiva and Club Deportivo Leganes. However, with effect from the start of the 2020/21 La Liga football season, gambling trademarks or logos may no longer be incorporated into sports equipment (including football shirts) and nor may trademarks be used to identify sports facilities or incorporated into a team’s name. Accordingly it was not possible for our arrangements with the aforementioned teams to be extended. Similarly, when we acquired our license to operate in Spain, the law allowed us to advertise our products and offerings on television with relatively limited restrictions. However, with effect from September 1, 2021, television advertising for gambling and betting is restricted to the hours of 01:00 to 05:00. While we expect to be able to continue to grow our business in Spain by means of alternative marketing channels, these changes have had at least a temporary adverse impact on our ability to grow our business in Spain.

There can be no assurance that these or other jurisdictions where we hold licenses will not adopt additional or incremental changes to their laws or their regulations, or that we will foresee or otherwise be able to predict such changes or that we will be able to successfully mitigate them. Failure to successfully mitigate such changes could have an adverse effect on our business, financial condition, results of operations and prospects.

Due to the nature of our business, we are subject to taxation in a number of jurisdictions and may in the future be subject to taxation in new jurisdictions, and changes in, or new interpretation of, tax laws, tax rulings or their application by tax authorities could result in additional tax liabilities and could adversely affect our financial condition and results of operations.

Our tax obligations will be varied and include U.S. federal and state taxes as well as national, state, provincial and other taxes around the world due to the nature of our business. The tax laws that will be applicable to our business are subject to interpretation, and significant judgment will be required in determining our worldwide provision for income taxes. In the course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. For example, compliance with the 2017 United States Tax Cuts and Jobs Act (“TCJA”) may require the collection of information not regularly produced within our Company, the use of estimates in our consolidated financial statements, and the exercise of significant judgment in accounting for its provisions. As regulations and guidance evolve with respect to the TCJA, and as we gather more information and perform more analysis, our results may differ from previous estimates and may adversely affect our consolidated financial statements.

The gaming industry represents a significant source of tax revenue to the jurisdictions in which we currently and in the future will operate. Companies in the gaming industry are currently subject to significant taxes and fees in addition to normal corporate income taxes, and such taxes and fees are subject to increase at any time. From time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. In addition, any worsening of economic conditions and the large number of jurisdictions with significant current or projected budget deficits could intensify the efforts of governments to raise revenues through increases in gaming taxes and/or other taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration or interpretation or enforcement of such laws. Any material increase, or the adoption of additional taxes or fees, could have an adverse effect on our business, financial condition, results of operations and prospects.

Additionally, tax authorities may impose indirect taxes on Internet-related commercial activity based on existing statutes and regulations which, in some cases, were established prior to the advent of the Internet. Tax authorities may interpret laws originally enacted for mature industries and apply it to newer industries, such as ours. The application of such laws may be inconsistent from jurisdiction to jurisdiction. Our in-jurisdiction activities may vary from period to period which could result in differences in nexus from period to period.

We are subject to periodic review and audit by domestic and foreign tax authorities. Tax authorities may disagree with certain positions that we have taken or that we will take, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition and results of operations. Although we believe that our tax provisions, positions and estimates are reasonable and appropriate, tax authorities may disagree with certain positions we have taken. In addition, economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes favorably more difficult.

We operate in an industry and across jurisdictions which increase our tax risk profile, and subjects us to numerous pieces of anti-avoidance legislation which are generally complex, require detailed analysis, and which positions are often not certain due to the breadth of the anti-avoidance rules. In addition, the indirect tax treatment of the services we provide in certain countries is often unclear. As a result of these risks, we may have significant tax exposures that we have not accounted for, including in key markets, which could adversely affect our financial condition and results of operations.

Due to the international scope of our operations and the industry in which we operate, we are subject to tax laws and regulations, including numerous anti-avoidance legislation, which are complex and subject to varying interpretations, imposed by taxing authorities around the world. Furthermore, tax laws are dynamic and therefore subject to change as new laws are passed and new interpretations of existing laws are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner which we consider to be in compliance with current prevailing tax laws. However, the tax treatment of our structure and of the offerings we provide in certain jurisdictions is often unclear and could be subject to material adjustment. For example, the taxing authorities in the jurisdictions in which we operate may interpret tax laws and regulations differently than we do and challenge tax positions that we have taken. This may result in differences in the treatment of revenues, deductions and/or credits or otherwise expose us to additional taxes, interest and/or penalties, including in key markets, which could adversely affect our financial condition and results of operations. In addition, future changes to tax laws and regulations could increase our tax obligations in jurisdictions where we do business or are deemed to do business for tax purposes, or require us to change the manner in which we conduct certain aspects of our business.

We are party to pending litigation and regulatory and tax audits in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.

As a growing company with expanding operations, we in the past have been party to, and NewCo may in the future increasingly face the risk of, claims, lawsuits, and other proceedings involving competition and antitrust, anti-money laundering, OFAC, gaming, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters, including claims by customers. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing an adverse effect on our business, financial condition, results of operations and prospects.

Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Intellectual Property and Data Privacy Risks

Failure to protect or enforce our intellectual property rights, the confidentiality of our trade secrets and confidential information, or the costs involved in protecting or enforcing our intellectual property rights and confidential information, could harm our business, financial condition and results of operations.

We rely on trademark, copyright, trade secret, and domain-name-protection laws to protect our rights in intellectual property. However, third parties may knowingly or unknowingly infringe our rights in intellectual property, third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved or courts/tribunals may not uphold our objections or claims. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. There can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.

Circumstances outside our control could pose a threat to our intellectual property rights. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. For example, it may not always have been possible or commercially desirable to obtain registered protection for our products, software, databases or other technology and, in such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. As such, if we are unable to protect our proprietary offerings via relevant laws or contractual exclusivity, technology and features, competitors may copy them. In particular, the EU database right protection we enjoy in the EU does not apply outside the EU and, as such, we cannot be certain that we can rely on existing statutes, regulations and/or case law (including in the U.S.) to protect our unregistered intellectual property in the future or prevent third parties from making unauthorized uses of our data and other unregistered intellectual property. The position regarding the U.K. and the EU database right following Brexit also remains unclear. The loss of EU database right protection could adversely affect our business. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. If we are unable to protect our proprietary offerings and features, competitors may copy them. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized use of our intellectual property or disclosure of our confidential information or trade secrets could make it more expensive to do business, thereby harming our operating results. Furthermore, if we are unable to protect our intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our offerings and service. Any of these events could harm our business, financial condition, results of operations and prospects.

Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal information is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations.

We are, and will increasingly become as we seek to expand our business, subject to numerous domestic and foreign laws, regulations, rules and standards, as well as associated industry standards, policies and contractual or other obligations, relating to the collection, use, storage, safeguarding, retention, security, destruction, disclosure, transfer, and/or other processing of personal data (collectively, “Processing”) in the jurisdictions in which we operate (collectively, “Data Protection Requirements”). These Data Protection Requirements often vary significantly by jurisdiction. While we have taken steps to comply with Data Protection Requirements, we cannot assure you that our efforts to achieve and remain in compliance have been and/or will continue to be, fully successful. If we fail, or are perceived to have failed, to address or comply with any such Data Protection Requirements, this could result in enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some Processing of personal data or orders to destroy or not use personal data. Further, individuals or other relevant stakeholders could bring a variety of claims against us for our actual or perceived failure to comply with the Data Protection Requirements. Any of these events could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; result in an inability to Process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize current or prospective offerings or services; or require us to revise or restructure our operations.

For example, the European Union’s General Data Protection Regulation (“GDPR”) applies to any Processing operations carried out in the context of the activities of an establishment in the EEA, as well as to any other Processing operations relating to the offering of goods or services to individuals in the EEA and/or the monitoring of individuals’ behavior in the EEA. Also, notwithstanding the United Kingdom’s withdrawal from the EU, by operation of the so called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (“UK GDPR”) the GDPR continues to apply in substantially equivalent form to Processing operations carried out in the context of the activities of an establishment in the United Kingdom and any other Processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of individuals’ behavior in the United Kingdom. Therefore, reference to the GDPR herein also refers to the UK GDPR in the context of the United Kingdom, unless the context requires otherwise.

Furthermore, the GDPR provides that EEA Member States may introduce specific, supplementary requirements related to the Processing of “special categories of personal data”; as well as personal data related to criminal offences or convictions. In the United Kingdom, the UK Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the Processing of such personal data across the EEA and/or United Kingdom, which may increase our costs and overall compliance risk.

The GDPR and such supplementary requirements impose stringent data privacy and security requirements. In particular, the GDPR imposes several requirements relating to ensuring there is a lawful basis for Processing personal data, extends the rights of individuals to whom the personal data relates, materially expands the definition of what is expressly noted to constitute personal data, requires additional disclosures about how personal data is to be used, imposes limitations on retention of personal data, imposes strict rules on the transfer of personal data out of the EEA/UK to most third countries, creates mandatory data breach notification requirements in certain circumstances and establishes onerous new obligations on service providers, or processors, who Process personal data simply on behalf of others. It also significantly increased penalties for noncompliance.

Additionally, following the United Kingdom’s withdrawal from the European Union on January 31, 2020 and end of the post-Brexit transition period on December 31, 2020, as noted above, the United Kingdom has introduced the UK GDPR which currently makes the privacy regimes of the EEA and United Kingdom similar, though it is possible that either the European Union, and consequently those further states that make up the remainder of the EEA, or United Kingdom could elect to change their approach and create differences in legal requirements and regulation in this area. On June 28, 2021, the European Commission issued an adequacy decision under the GDPR which allows transfers (other than those carried out for the purposes of United Kingdom immigration control) of personal data from the EEA to the United Kingdom to continue without restriction for a period of four years ending June 27, 2025. After that period, the adequacy decision may be renewed, however, only if the United Kingdom continues to ensure an adequate level of data protection. During these four years, the European Commission will continue to monitor the legal situation in the United Kingdom and could intervene at any point if the United Kingdom deviates from the level of data protection in place at the time of issuance of the adequacy decision. If the adequacy decision is withdrawn or not renewed, transfers of personal data from the EEA to the United Kingdom will require a valid ‘transfer mechanism’ and we may be required to implement new processes and put new agreements in place (such as the then-current form of the European Commission-issued Standard Contractual Clauses), to enable transfers of personal data from the EEA to the United Kingdom to continue.

We are also subject to the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the “Guernsey DP Law”), which largely follows GDPR and requires us to control and process personal data only for proper purposes and in accordance with statutory data protection principles, and the Data Protection Law of Colombia, which requires the consent of the customer to their data being transmitted outside of Colombia.

Because our products and services rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products and/ or services globally. In particular, European data protection laws, such as the GDPR, generally prohibit the transfer of personal data from the EEA, United Kingdom and Switzerland to the United States, and most other countries, known as ‘third countries’, in respect of which the European Commission or other relevant regulatory body has not issued a so-called ‘adequacy decision’, unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards used for transfers of personal data to the United States was the E.U.-U.S. Privacy Shield framework administered by the U.S. Department of Commerce. On July 16, 2020, the Court of Justice of the European Union, or CJEU, in a decision known as ‘Schrems II’, invalidated the EU-U.S. Privacy Shield, under which personal data could be transferred from the EEA and the United Kingdom to U.S. entities that had self-certified under the Privacy Shield. To align with the CJEU’s decision in respect of the E.U.-U.S. Privacy Shield, on September 8, 2020, the UK government similarly invalidated the use of the EU-U.S. Privacy Shield as a mechanism for lawful personal data transfers from the United Kingdom to the United States under the UK GDPR and the Swiss Federal Data Protection and Information Commissioner announced that the Swiss-U.S. Privacy Shield regime was also inadequate for the purposes of personal data transfers from Switzerland to the U.S. entities who had self-certified under the Swiss Privacy Shield. The CJEU Schrems II decision referenced above also cast doubt on the ability to use one of the primary alternatives to the E.U.-U.S. Privacy Shield and Swiss-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data to the United States and most other third countries. On June 4, 2021, the European Commission published new versions of the Standard Contractual Clauses. These must be used for all new transfers of personal data from the EEA to third countries starting September 27, 2021, and all existing transfers of personal data from the EEA to third countries relying on the existing versions of the Standard Contractual Clauses must be replaced by December 27, 2022. The implementation of the new Standard Contractual Clauses will necessitate significant contractual overhaul of our data transfer arrangements with partners, sub-processors and vendors. Use of both the existing and the new Standard Contractual Clauses must, following the Schrems II decision, now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals, and additional supplementary technical, organizational and/or contractual measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses and there remains some uncertainty with respect to the nature and efficacy of such supplementary measures in ensuring an adequate level of protection of personal data. As such, our transfers of personal data to third countries may not comply with European data protection laws and may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions, including fines of up to 4% of annual global revenue or €20,000,000/£17,500,000, whichever is higher, and injunctions against transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the Standard Contractual Clauses can and cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate and/or engage providers and/or otherwise transfer personal data, it could affect the manner in which we receive and/or provide services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results and generally increase compliance risk. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of operating our business.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. On June 20, 2019, the U.K.’s Information Commissioner (the “ICO”) published a report setting out its views on advertising technology, specifically the use of personal data in “real time bidding”, and the key privacy compliance challenges arising from it. In its report, which is a status update rather than formal guidance, several key deficiencies were noted and marked for formal regulatory action. However, in May 2020, the ICO paused its investigation into real time bidding and the advertising technology industry, as it sought to prioritize activities responding to the COVID-19 pandemic. The ICO’s investigation resumed in January 2021. We are likely to be required to expend further capital and other resources to ensure compliance with the findings of the ICO’s report on advertising technology, and any relevant changing laws and regulations. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business.

In the EU, rules relating to electronic direct marketing are currently set out in the ePrivacy Directive, which is likely to be replaced by a new ePrivacy Regulation. While no official time frame has been given for the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed for compliance, and commentators consider it unlikely to come into force before 2023. The ePrivacy Regulation will be directly implemented into the laws of each of the EU Member States, without the need for further enactment. When implemented, the ePrivacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves to them. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as the GDPR. Given the delay in finalizing the ePrivacy Regulation, certain regulators have issued guidance (including ICO and French data protection regulators) on the requirement to seek strict opt-in, unbundled consent to use all nonessential cookies and similar technologies and the requirement to increase the standard of transparency relating to use of cookies and similar technologies. Our cookie consent management functionality and cookies notices may not meet the standards outlined in such guidance.

In the United States, the federal government, including Congress, the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. Furthermore, the Federal Trade Commission and many state attorneys general continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination, and security practices that appear to be unfair or deceptive. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use, and processing of state residents’ personal data.

For example, the California Consumer Privacy Act (“CCPA”) took effect on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses such as ours and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording consumers the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against consumers (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes severe statutory damages for certain violations of the law as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. It remains unclear how various provisions of the CCPA will be interpreted and enforced. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020 (“CPRA”). The CPRA further expands the CCPA with additional data privacy compliance requirements that may impact our business, and establishes a regulatory agency dedicated to enforcing those requirements. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, is a New York State bill, the data protection portions of which became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. Laws like the SHIELD Act, the CPRA and the CCPA may lead other states to pass comparable legislation, with potentially greater penalties, and more rigorous compliance requirements relevant to our business. For example, Virginia has enacted the Consumer Data Protection Act and Colorado has enacted the Colorado Privacy Act, each of which may impose obligations similar to or more stringent than those we may face under other data protection laws. Compliance with any newly enacted privacy and data security laws or regulations may be challenging and cost and time-intensive, and we may be required to put in place additional mechanisms to comply with applicable legal requirements.

Although we have implemented certain policies and procedures, and continue to review and improve such policies and procedures, that are designed to ensure compliance with applicable laws, rules and regulations, if our privacy or data security measures fail, or are perceived to have failed, to comply with applicable current or future laws and regulations, we may be subject to fines, litigation, regulatory investigations and penalties (including potential suspension or loss of licensure), enforcement notices requiring us to change the way we use personal data or our marketing practices or other liabilities such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Fines are significant in some countries (e.g., the GDPR introduced fines of up to countries (e.g., the GDPR introduced fines of up to €20,000,000/£17,500,000 or up to 4% of the total worldwide annual turnover of the preceding financial year (whichever is higher)) as well as litigation, compensation claims by affected individuals (including class action type litigation where individuals suffer harm), regulatory investigations and enforcement notices requiring us to change the way we use personal data.

Our processing of cardholder data is subject, in addition to data protection and privacy laws, to strict industry standards and security procedures. Compliance with the requirements to process cardholder data can be onerous and may require the implementation of new procedures, policies and security measures or the amendment of existing ones which may require material expenditures and harm our financial condition and results of operations. Any actual or perceived failure to comply may result in the inability to process payments, monetary penalties and reputational damages which may require material expenditures and harm our financial condition and results of operations.

The Payment Card Industry Data Security Standard (“PCI DSS”) applies to the processing of cardholder data. PCI DSS consists of a set of policies and procedures intended to enhance the security of cardholder data during card transactions. PCI DSS was implemented by the five largest credit card brands—Visa, Mastercard, Discover, American Express, JCB. Compliance in this regard is important as SGHC does process cardholder data. Where there is actual or perceived non-compliance with PCI DSS, this may result in SGHC’s inability to process payments, monetary penalties and reputational damage. As part of PCI DSS compliance SGHC is required to undertake internal and external network vulnerability scans at least quarterly and after any significant change in the network and to carry out a formal risk assessment process at least annually and upon significant changes to the environment that identifies critical assets, threats, and vulnerabilities. Where such scans reveal any lack of compliance, the Company will take appropriate steps to ensure compliance in accordance with the relevant and applicable policies and procedures.

We will rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and offerings. Failure to maintain, renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could adversely affect our business, financial condition and results of operations.

We will rely on products, technologies and intellectual property that we license from third parties, for use in our offerings. A substantial portion of our offerings and services use intellectual property licensed from third parties. The future success of our business may depend, in part, on our ability to obtain, retain and/or expand licenses for popular technologies, data feeds, software platforms and games in a competitive market. We cannot assure that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property. We use data in respect of sporting feeds which we believe to be freely available in the public domain and/or which are made available to us at no charge. In the future, we may be forced to pay for usage of such data, including retrospectively, and third parties may assert rights to such data and/or such third parties may attempt to charge us for the right to use such data. In the event that this does happen, we cannot be certain that appropriate licenses will be available to us on commercially reasonable terms, if at all. In the event that we cannot agree on appropriate licenses, we may be required to discontinue or limit our use of the relevant data and, to the extent that certain of our offerings or products or components thereof are entirely reliant on such data, we may therefore be unable to continue to provide certain offerings or products or components thereof, in which case our business, our results of operations, our financial results and our prospects may suffer.

Some of our license agreements contain minimum guaranteed royalty payments to the third party. If we are unable to generate sufficient revenue to offset the minimum guaranteed royalty payments, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Certain of our license agreements grant the licensor rights to audit our use of their intellectual property as well as the financial calculations of royalty payments under these agreements. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation.

The regulatory review process and licensing requirements also may preclude us from using technologies owned or developed by third parties if those parties are unwilling to subject themselves to regulatory review or do not meet regulatory requirements. Some gaming authorities require gaming manufacturers to obtain approval, licensure or other requirements before engaging in certain transactions, such as acquisitions, mergers, reorganizations, financings, stock offerings and share repurchases. Obtaining such approvals can be costly and time consuming, and we cannot assure that such approvals will be granted or that the approval process will not result in delays or disruptions to our strategic objectives.

We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our games and other software applications and systems, and the third-party platforms upon which they are made available could contain undetected errors.

Our technology infrastructure is critical to the performance of our platform and offerings and to customer satisfaction. We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that the measures we take to prevent or hinder cyber-attacks and protect our systems, data and customer information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, will provide absolute security. We currently use and may in the future make additional use of “cloud” computing services which are a form of computing infrastructure provided by third parties such as Amazon and Microsoft and as such are substantially not within our control and are subject to outages that we would not be able to prevent and would have significant difficulty mitigating should they occur. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Such disruptions have not had a material impact on us; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could adversely affect our business, financial condition, results of operations and prospects.

Additionally, our products may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch and could result in a vulnerability that could compromise the security of our systems. If a particular product offering is unavailable when customers attempt to access it or navigation through our platforms is slower than they expect, customers may be unable to use our product offerings as desired and may be less likely to return to our platforms as often, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of our customers, harm our reputation, cause our customers to stop utilizing our platforms, divert our resources and delay market acceptance of our offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects.

If our customer base and engagement continue to grow, and the amount and types of offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our customers’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the customer experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, climate change, climate change-related events, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the coronavirus) or other catastrophic events.

If we do not continuously improve upon our systems and products and offerings then notwithstanding that the performance thereof might remain constant it might nonetheless also deteriorate when viewed relative to our competitors. This in turn might harm our reputation with our customers or reduce their enjoyment of our products and in turn harm our reputation, business, financial condition, results of operations and prospects.

We believe that if our customers have a negative experience with our offerings, or if our brand or reputation is negatively affected, customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, a failure or significant interruption in our service could harm our reputation, business, financial condition, results of operations and prospects.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by unauthorized third parties, hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information or data stored there could be accessed, publicly disclosed, lost, deleted, encrypted or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings (including class action), liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to customers, damage to our reputation, and a loss of confidence in our products and offerings, which could adversely affect our business.

The secure maintenance and transmission of customer information is a critical element of our operations. Our information technology and other systems that maintain and transmit customer information, or those of service providers, business partners or employee information may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our customers’ information may be lost, disclosed, accessed or taken without consent. If any such access, disclosure or other loss of information should occur, then we would likely suffer attempts by the recipients of such data to divert our customers away from our products and would also suffer a substantial loss of trust and reputation with our customers and would likely lose a significant portion of their business as a result. We have experienced attempted cyber-attacks, attempts to breach our systems and other similar attempts in the past. For example, we have been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems, whether by our employees or third parties, including cyber-attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future.

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites and/or externally exposed administrative systems are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of customer information, including customers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks, none of which to date has been material to our business; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

In addition, any party who is able to illicitly obtain a customer’s password could access the customer’s transaction data or personal information, resulting in the perception that our systems are insecure. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

Some of our software systems contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our offerings.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.

Although we monitor our use of open source software to avoid subjecting our platform and our back-office and administrative and other systems to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our software systems will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our systems, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.

If Internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired and our business, financial condition and results of operations could be adversely affected.

A substantial portion of our network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. We require technology-based service providers to implement cyber-attack-resilient systems and processes. However, if Internet service providers experience service interruptions, including because of cyber-attacks, or due to an event causing an unusually high volume of Internet use (such as a pandemic or public health emergency), communications over the Internet may be interrupted and impair our ability to conduct our business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of our customers to access our offerings in a timely fashion or at all. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. To prepare for system problems, we continuously seek to strengthen and enhance our current facilities and the capabilities of our system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or our own network systems will continue to be able to meet the demand placed on us by the continued growth of the Internet, the overall online gaming industry and our customers. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyber-attacks, which causes a loss of our customers’ property or personal information or a delay or interruption in our online services and products and e-commerce services, including our ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to our offerings, cause us to incur significant legal, remediation and notification costs, degrade the customer experience and cause customers to lose confidence in our offerings, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Projections

Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations of the jurisdictions in which we operate, or seek to operate, our business. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

We operate in a rapidly evolving and highly competitive industry and our projections are subject to the risks and assumptions made by management with respect to this industry. Operating results are difficult to forecast because they generally depend on our assessment of factors that are inherently beyond our control and impossible to predict with certainty, such as the timing of adoption of future legislation and regulations by different jurisdictions. Furthermore, if we invest in the development of new products or distribution channels that do not achieve commercial success, whether because of competition or otherwise, we may not recover the often material “up front” costs of developing and marketing those products and distribution channels, or recover the opportunity cost of diverting management and financial resources away from other products or distribution channels.

Additionally, our business may be affected by reductions in customer acquisition, customer persistency and customer spending as a result of numerous factors which may be difficult to predict. This may result in decreased revenue levels, and we may be unable to adopt timely measures to compensate for any unexpected shortfall in income. Our profitability projections make numerous assumptions about the expected future levels of various expense items. Historically most of these expense items have been relatively stable or predictable either in absolute terms or in relation to revenue but there is no certainty that such stability or predictability will continue into the future. These inabilities could cause our operating results in a given period to be higher or lower than expected. If actual results differ from our estimates, analysts may negatively react and our share price could be adversely impacted.

Our growth prospects depend on the regulatory status of real-money gaming in various jurisdictions. Real-money gaming is an area of focus in several jurisdictions, and regulation may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate. Additionally, even if additional jurisdictions regulate real-money gaming, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it commercially unviable to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, which could adversely affect our future results of operations and make it more difficult to meet our expectations for financial performance.

A number of jurisdictions in which we operate, or seek to operate, our business have regulated, or are currently considering regulating, real money gaming, and our business, financial condition, results of operations and prospects are significantly dependent upon regulation of real money gaming. Our business plan is partially based upon the regulation of real money gaming in these jurisdictions; however, this regulation may not occur as we have anticipated. Additionally, if a large number of jurisdictions enact real money gaming legislation and we are unable to obtain, or are otherwise delayed in obtaining the necessary licenses to operate online sports betting or online casino gaming websites in those jurisdictions where such games are regulated, our future growth in online sports betting and online casino gaming could be impaired.

As we enter into new jurisdictions, governments may regulate real money gaming in a manner that is unfavorable to us. As a result, we may encounter legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new opportunity. For example, certain jurisdictions require us to have a relationship with a land-based, licensed casino for access to online sports betting and/or online casino gaming, which tends to increase our costs of revenue. Jurisdictions that have established government monopolies may limit opportunities for private sector participants like us. Governments in certain jurisdictions also impose substantial tax rates on online sports betting and gaming revenue, in addition to sales taxes in certain jurisdictions and an excise tax on the amount of each wager. As many relevant taxes apply to various measures of modified gross profit, tax rates that are higher than we expect will make it more costly and less desirable for us to launch in a given jurisdiction, while tax increases in any of our existing jurisdictions may adversely impact our profitability.

The Parliament of Canada recently passed legislation allowing provinces to regulate single-event wagering within their jurisdictions, although at this point it is unclear as to the approach which each province will take in such regard. Historically, provincially-regulated offerings were limited to parlay sports betting (which required bets to be made on multiple discrete events) offered by provincial Crown corporations. Sport-betting businesses, like our Betway brands, that operate outside of the provincially-regulated frameworks, have until now also offered single-event betting with limited competition from such Crown corporations, due to the general preference of customers to not be limited to parlay bets only. In addition, certain of our private operator competitors elected not to carry on meaningful sports-betting operations in Canada. However, as a consequence of the legislative change, the Crown corporations and many of our private operator competitors, as well as new market entrants (some of which are well-funded and involve major business interests) have announced their intentions to begin or expand sports betting operations in Canada. Independently, several Canadian provinces have been considering altering their approach to regulated online gaming (including both casino games and sports betting), to permit private operators like us to enter the provincially-regulated system. In particular, the Province of Ontario has moved ahead with its plans to permit provincially-regulated online gaming by private operators under a new regulatory framework. While the full extent of the regulatory framework (including the fee or tax rate) is not known at this time, a new provincial commercial contracting party has been established and both it and the provincial regulator have created engagement and licensing mechanisms and begun to register interested applicants. In addition, information on standards, eligibility and other key elements have been published. The new regulatory framework is scheduled to commence operation by the end of 2021. Other Canadian provinces are expected to follow suit eventually. In the past, when other countries have introduced regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Although it is possible that all of the above will expand the size of the total addressable market in Canada and/or improve the profitability of the Canadian market for us, at this point this cannot be said for certain and it is possible that parties like us that have pre-existing Ontario or Canadian operations may be at a disadvantage under these new frameworks unless we are prepared to agree to certain conditions. While we actively seek out regulated jurisdictions for the expansion of our business and therefore welcome the recently passed legislation and the proposed Ontario regulatory framework and intend to participate therein to the fullest extent possible, we cannot be certain about the future impacts of these changing circumstances on our business, operations or financial prospects. The Americas accounted for 48% of our business revenue in the year ended December 31, 2020, and Canada is our largest market in the Americas. To the extent that competition in these key markets is increased and we are unable to maintain our related business, it may have a material adverse effect on them.

Therefore, even in cases in which a jurisdiction purports to license and regulate sports betting or gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees. Therefore, some “liberalized” regulatory regimes are considerably more or less commercially attractive than others.

Our growth prospects in certain jurisdictions depend upon the ability of customers to deposit funds in order to participate in our gaming products. Payment providers in those jurisdictions may exercise independent judgment over whether our gaming operations comply with the requirements of local laws and regulations, and may also place independent limitations on businesses involved in the gaming industry as a whole based upon their own interpretations of regulatory or reputational risks. The inability to access sufficient payment processing resources has in the past and could in the future limit the growth of the business in those jurisdictions.

Our business depends in part on the ability of customers to deposit funds in order to utilize our betting and online casino gaming products. Payment providers in local jurisdictions provide this ability to our customers. These payment providers require us to comply with their operating rules as well as local laws and regulations. The payment providers set their operating rules and have discretion to interpret the rules and change them at any time. Changes to these rules, laws or regulations or how they are interpreted could have a significant impact on our business and financial results. These operating rules, laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on our operations and financial results. Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our planned sports betting and/or online casino gaming operations. Payment providers could view us, or the sports betting and/or online casino gaming industry in general, as high risk, despite our efforts to obtain all applicable licenses or approvals. The inability to access sufficient payment processing resources has in the past, and could in the future, limit the growth of our business which could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as impact our reputation.

Our growth prospects and market potential will depend on our ability to obtain licenses to operate in a number of regulated jurisdictions and if we fail to obtain such licenses our business, financial condition, results of operations and prospects could be impaired.

Our ability to grow our business will depend on our ability to obtain and maintain licenses to offer our product offerings in a large number of jurisdictions or in heavily populated jurisdictions. If we fail to obtain and maintain licenses in large jurisdictions or in a greater number of mid-market jurisdictions, this may prevent us from expanding the footprint of our product offerings, increasing our customer base and/or generating revenues. We cannot be certain that we will be able to obtain and maintain licenses and related approvals necessary to conduct our online sports betting and gaming operations. Any failure to obtain and maintain licenses, registrations, permits or approvals could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our contemplated acquisition of DGC is subject to various conditions, including the requirement that certain regulatory approvals in the United States are obtained. Further, if we are able to successfully consummate our transaction with DGC, the integration of the DGC business, which is incorporated in a different country, with geographically dispersed operations from our own, and with its own business culture and compensation structure, may present significant management challenges. There can be no assurance that the DGC acquisition will be completed or, even if completed, that the integration, and the synergies expected to result from that integration, will be achieved to the extent currently anticipated.

From time to time, we expect that we will pursue acquisitions in support of our strategic goals. In furtherance of such goals, we have executed a binding, definitive agreement to acquire DGC. However, our contemplated acquisition of DGC is subject to various conditions, including regulatory approvals in the United States. There can be no assurance that such conditions will be satisfied or that we will be able to successfully complete our contemplated acquisition of DGC. Further, if we are able to successfully consummate our transaction with DGC, our ability to succeed in implementing our strategy will depend on some degree upon the ability of our management to successfully integrate the DGC business. The integration of the DGC business, which is incorporated in a different country, with geographically dispersed operations from our own, and with its own business culture and compensation structure, may present significant challenges to our management and may disrupt our ongoing business. In addition, we may incur unexpected costs or fail to realize the expected benefits from such acquisition.

We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.

We intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new offerings and features or enhance our existing offerings and features, undertake large scale brand and other marketing campaigns, enter into strategic partnerships with multiple sports teams and leagues, enter into market access agreements, launch into new markets, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, capital markets conditions and other factors. If we raise additional funds by issuing equity, equity- linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business may be harmed.

Risks Related to Ownership of Company Shares

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of NewCo’s securities may decline.

Fluctuations in the price of NewCo Ordinary Shares could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for NewCo Ordinary Shares. Accordingly, the valuation ascribed to NewCo in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for NewCo’s securities develops and continues, the trading price of NewCo Ordinary Shares following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond NewCo’s control. Any of the factors listed below could have a material adverse effect on your investment in NewCo Ordinary Shares, and NewCo Ordinary Shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of NewCo Ordinary Shares may not recover and may experience a further decline.

Factors affecting the trading price of NewCo Ordinary Shares may include:

•	actual or anticipated fluctuations in NewCo’s quarterly financial results or the quarterly financial results of companies perceived to be similar to NewCo;

•	changes in the market’s expectations about NewCo’s operating results;

•	success of competitors;

•	NewCo’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning NewCo or the industries in which NewCo operates in general;

•	operating and share price performance of other companies that investors deem comparable to NewCo;

•	NewCo’s ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting NewCo’s business;

•	commencement of, or involvement in, litigation involving NewCo;

•	changes in NewCo’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of NewCo Ordinary Shares available for public sale;

•	any major change in NewCo’s board or management;

•	sales of substantial amounts of NewCo Ordinary Shares by NewCo’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of NewCo Ordinary Shares irrespective of NewCo’s operating performance. The stock market in general, and NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of NewCo Ordinary Shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to NewCo could depress its share price, regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of NewCo Ordinary Shares also could adversely affect NewCo’s ability to issue additional securities and its ability to obtain additional financing in the future.

The coverage of our business or our securities by securities or industry analysts or the absence thereof could adversely affect our securities and trading volume.

The trading market for our securities is influenced in part by the research and other reports that industry or securities analysts publish about us or our business or industry from time to time. We do not control these analysts nor the content and opinions included in their reports. As a former shell company, we may be slow to attract equity research coverage, and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If no or few analysts commence equity research coverage of us, the trading price and volume of our securities would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our securities, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our share price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our share price and trading volume to decline.

Because NewCo is incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited.

NewCo is a limited company incorporated under the laws of the Island of Guernsey. As a result, it may be difficult for investors to effect service of process within the United States upon NewCo’s directors or officers, or enforce judgments obtained in the United States courts against NewCo’s directors or officers.

We have been advised that there is doubt as to the enforceability in Guernsey of judgments of the United States courts of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against NewCo or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

A majority of NewCo directors and executive officers are not residents of the United States, and the majority of NewCo’s assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon NewCo within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim, because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

As a company incorporated in the Island of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

We are a company incorporated in the Island of Guernsey, and our ordinary shares and public warrants are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Island of Guernsey, which is our home country, may differ significantly from NYSE corporate governance listing standards.

Among others, we are not required to:

(a) have a majority of the members of our board of directors who are independent;

(b) hold regular meetings of our non-executive directors without the executive directors;

(c) have a nominating and/or corporate governance committee composed of entirely independent directors;

(d) have a compensation committee composed of entirely independent directors; or

(e) adopt a code of business conduct and ethics, which we intend to do.

Provisions in our governing documents may inhibit a takeover of NewCo, which could limit the price investors might be willing to pay in the future for NewCo Ordinary Shares and could entrench management.

Our governing documents will contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. NewCo may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for NewCo to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for NewCo Ordinary Shares.

If a U.S. Holder is treated as owning at least 10% of NewCo Ordinary Shares (by value or voting power), such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a controlled foreign corporation for U.S. federal income tax purposes (“CFC”), generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” “global intangible low-taxed income,” and “investment of earnings in U.S. property,” (in each case, as determined for U.S.

federal income tax purposes) even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a Ten Percent Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such Ten Percent Shareholder’s U.S. federal income tax return for the year for which reporting was due from starting.

A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Internal Revenue Code of 1986, as amended (the “Code”)) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock of such corporation entitled to vote or 10% or more of the total value of all classes of stock of such corporation.

The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. Because we may form or acquire one or more U.S. subsidiaries (including DGC), the application of those attribution rules may cause our non-U.S. subsidiaries to be treated as CFCs. We cannot provide any assurances that we will assist holders of NewCo Ordinary Shares in determining whether we or any non-U.S. subsidiaries are or will be treated as a CFC or whether any holder of NewCo Ordinary Shares is treated as a Ten Percent Shareholder with respect to any such CFC or furnish to any Ten Percent Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.

Each U.S. Holder should consult its own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as defined below), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

If a Holder is treated as owning a significant percentage of NewCo equity (typically greater than 5%, but always subject to regulator discretion), the Holder may be required to undergo probity review and approval by one or more gaming regulators.

In order to operate in certain jurisdictions (including U.S. states), SGHC must obtain the appropriate licensure as required under local legislation. Generally, each relevant group company and at times certain directors, officers, employees and material shareholders (typically those beneficially holding 5% or more of equity - but not limited to that threshold of holdings nor limited to solely holding equity), would be required to qualify as suitable for a license to be awarded. For directors, officers, employees, and material shareholders, suitability is generally considered by gaming authorities by weighing (i) financial stability, integrity and responsibility; and (ii) general history and background. Most gambling authorities have the authority to weigh additional factors and require any documentation or information they deem necessary. Directors, officers, employees, and material shareholders may be required to provide extensive disclosure regarding their background, assets, liabilities, employment history, and sources of income. The failure of SGHC’s officers, directors and material holders of its ordinary shares to submit to background checks and provide such disclosure could result in the imposition of penalties and could jeopardize the award of a contract to the Company or provide grounds for termination of an existing contract. Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or material shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, SGHC may deem it necessary, or be required, to sever its relationship with such person.

If NewCo or any of its subsidiaries is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

If NewCo or any of its subsidiaries is or becomes a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the U.S. Tax Code for any taxable year (or portion thereof) during which a U.S. Holder (as defined in “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”) holds NewCo Ordinary Shares or public warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder and such U.S. Holder might be subject to additional reporting requirements.

For U.S. federal income tax purposes, NewCo will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income (including cash). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.

Based on our operating history and the projected composition of our income and valuation of our assets, including goodwill, we do not believe NewCo will be treated as a PFIC for its taxable year ended December 31, 2021. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of transactions we enter into in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

Please see the section titled “The Business Combination Proposal — Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to NewCo’s potential PFIC status. U.S. Holders (as defined in “The Business Combination Proposal — Material Tax Considerations — Material U.S. Federal Income Tax Considerations”) are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of the NewCo Ordinary Shares or public warrants.

Future resales of NewCo Ordinary Shares and/or warrants may cause the market price of such securities to drop significantly, even if its business is doing well.

The Founders, SEAC, the Pre-Closing Holders and PJT Partners Holdings LP have been granted certain rights, pursuant to the A&R Registration Rights Agreement, to require NewCo to register, in certain circumstances, subject to certain exceptions, the resale under the Securities Act of their NewCo Ordinary Shares or NewCo warrants held by them, subject to certain conditions, and to certain demand, piggy-back and shelf registration rights. The sale or possibility of sale of these NewCo Ordinary Shares and/or warrants could have the effect of increasing the volatility in NewCo Ordinary Share price or putting significant downward pressure on the price of NewCo Ordinary Shares and/or warrants.

Additionally, a significant portion of NewCo’s Ordinary Shares will be subject to a lock-up and restricted from immediate resale, however, upon expiration of their respective lock-up periods, the sale of shares of NewCo’s Ordinary Shares or the perception that such sales may occur, could cause the market price of NewCo’s Ordinary Shares to drop significantly.

NewCo may issue additional NewCo Ordinary Shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of NewCo Ordinary Shares.

NewCo may issue additional NewCo Ordinary Shares or other equity securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without your approval in many circumstances.

NewCo’s issuance of additional NewCo Ordinary Shares or other equity securities would have the following effects:

•	NewCo’s existing shareholders’ proportionate ownership interest in NewCo may decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding NewCo Ordinary Share may be diminished; and

•	the market price of NewCo Ordinary Shares may decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such, we are exempt from certain provisions of the securities rules and regulations in the U.S. applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022.

In the future, we would lose our foreign private issuer status if a majority of our shareholders are U.S. residents or if a majority of our directors or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, in accordance with accounting principles generally accepted in the United States of America

(U.S. GAAP), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers.

NewCo is an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make NewCo’s Ordinary Shares less attractive to investors, which could have a material and adverse effect on NewCo, including its growth prospects.

NewCo is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). NewCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of SEAC’s initial public offering, (b) in which NewCo has total annual gross revenue of at least $1.07 billion or (c) in which NewCo is deemed to be a large accelerated filer, which means the market value of our NewCo Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which NewCo has issued more than $1.0 billion in non-convertible debt during the prior three-year period. NewCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that NewCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. However, NewCo has chosen to “opt out” of this extended transition period.

General Risk Factors

The requirements of being a public company, including compliance with the reporting requirements of the SEC and the requirements of the Sarbanes-Oxley Act and any applicable stock exchange, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies for reporting and corporate governance purposes generally have been increasing. Our management team has limited experience related to managing a public company and SEC and NYSE compliance and will not be immediately familiar with the increased regulations and controls to which public companies are subject. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In estimating these costs, we took into account expenses related to investor relations, insurance, legal, accounting and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our common stock and warrants, fines, sanctions and other regulatory action and potentially civil litigation.

The terms of future indebtedness may contain restrictions on our business and operations. Our inability to comply with the terms of any of our existing or future indebtedness may adversely affect our business.

The terms of our future indebtedness may contain covenants that could, among other things, restrict our business and operations, our ability to incur additional indebtedness, pay dividends or make other distributions or repurchase stock, make certain investments, create liens on certain of our corporate assets, enter into affiliate transactions, merge, consolidate or sell all or substantially all of our assets. If we breach any of these covenants, our lenders and holders of other indebtedness may be entitled to accelerate our debt obligations. Any default could require that we repay outstanding indebtedness prior to maturity or that a lender could enforce a lien on our assets, as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is Super Group (SGHC) Limited. The Company was incorporated under the laws of the Island of Guernsey as a non-cellular company limited by shares on March 29, 2021. The Company’s registered office in Guernsey is Kingsway House, Havilland Street, St. Peter Port, Guernsey GY1 2QE. The address of the principal executive office of the Company is Super Group (SGHC) Limited, Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR, and the telephone number of the Company is +44 (0) 14 8182 2939.

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain additional information about the Company is included in Item 4.B “Business Overview” and is incorporated herein by reference. The material terms of the Business Combination are described in Item 10 of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is https://www.sghc.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Unless otherwise noted or the context otherwise requires, all references in this section to “Super Group Holding Company,” “Super Group,” “SGHC,” the “Company,” the “Group,” the “business,” “we,” “us” or “our” refer to the business of SGHC and its subsidiaries prior to the consummation of the Business Combination, which is the business of NewCo and its subsidiaries following the consummation of the Business Combination.

Overview

Super Group Holding Company is a leading global online sports betting and gaming operator. Super Group’s mission is to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Super Group’s strategy for achieving this is built around three key pillars:

•	Expanding its global footprint into as many regulated markets as possible in order to engage with as many customers as it can possibly reach;

•	Increasing awareness of its brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and

•	Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.

As of the date of this Report, Super Group subsidiaries are licensed in 25 jurisdictions and manage approximately 3,700 employees. Over the first six months of 2021, on average, over 2.5 million customers per month have yielded in excess of $3.99 billion in wagers per month. During the period July 1, 2020 to June 30, 2021, total wagers amounted to $44.45 billion. Super Group’s business generated $1.04 billion (€908 million) of revenue between January 1, 2020 and December 31, 2020 in different geographic regions, including the Americas, Europe, Africa and the rest of the world, such regions accounting for approximately 48%, 22%, 12% and 18%, respectively, of Super Group’s total revenue in 2020.

What Super Group Does

Super Group’s global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:

•	Betway, a single-brand premier online sports betting offering, and

•	Spin, a multi-brand online casino offering.

Betway is SGHC’s single-brand online sports betting offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. The brand is sports-led but also offers casino games. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams and leagues worldwide. As of June 30, 2021, Betway has more than 60 such arrangements and is actively negotiating for further expansion.

Spin is SGHC’s multi-brand online casino offering. Spin’s diverse portfolio of more than 20 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin is casino-led but some of its brands also offer sports betting products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which SGHC believes an expansive brand portfolio to be a significant asset.

SGHC aims to further expand its global footprint through the acquisition of Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”), which holds the exclusive license to use the Betway brand in the United States. On April 7, 2021, SGHC entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. This transaction is expected to close by the first half of 2022. DGC USA has already secured market access in up to an initial 12 regulated or expected-to-be regulated states in the United States and its acquisition will enable SGHC to penetrate and leverage its capabilities in these new markets. As of the date of this Report, the Betway brand (operated by licensee, DGC USA) is live in 5 states, i.e., New Jersey, Pennsylvania, Indiana, Iowa and Colorado, but has no specific timeline for receipt of approvals from the remaining 7 states, i.e. Arizona, Ohio, Kansas, Louisiana, Mississippi, Missouri and Virginia. An agreement is also in place for the provision of an additional casino brand in Pennsylvania.

Following Betway’s global expansion, the Company has, in certain circumstances, licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.

Company Background

NewCo, or Super Group (SGHC) Limited, is a holding company incorporated under the laws of the Island of Guernsey, and was incorporated for the purpose of effectuating the Business Combination described in this Report. NewCo has no material assets and does not operate any businesses. SGHC is a holding company incorporated under the laws of the Island of Guernsey and its business and operations are conducted through numerous subsidiaries that are incorporated in various jurisdictions around the world. The principal executive office of SGHC and NewCo after the consummation of the Business Combination is located in Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR. Prior to the consummation of the Business Combination, SGHC underwent a pre-closing reorganization whereby all existing shares of SGHC were exchanged for newly issued ordinary shares of NewCo.

SGHC was incorporated in July 2020, with the designed purpose of becoming the ultimate parent company of Pindus Holdings Limited (“Pindus”), Fengari Holdings Limited (“Fengari”), and Pelion Holdings Limited (“Pelion”), through a reorganization of entities with common ownership. Pelion and Fengari collectively house the Spin business while Pindus and other entities also acquired pursuant to the reorganization collectively house the Betway business. Predecessor companies for the two businesses were established from 1997 onwards. Of the founders and early staff members of these predecessor companies, more than 20 remain who have been employed by the Company for more than 20 years, including CEO Neal Menashe and CFO Alinda van Wyk.

On October 7, 2020, SGHC entered into an agreement with the shareholders of Fengari, a holding company incorporated under the laws of the Island of Guernsey, pursuant to which it acquired the entire issued share capital of Fengari. The purpose of this transaction was to consolidate Fengari and its subsidiaries into the SGHC group while retaining the ultimate beneficial ownership position of Fengari. On October 7, 2020, SGHC entered into an agreement with the shareholders of Pelion, a holding company incorporated under the laws of the Island of Guernsey, pursuant to which it acquired the entire issued share capital of Pelion. The purpose of this transaction was to consolidate Pelion and its subsidiaries into the SGHC group while retaining the ultimate beneficial ownership position of Pelion.

SGHC’s Opportunity and Large and Expanding Total Addressable Market

The Growing Global Sports Betting and Online Casino Gaming Markets

SGHC’s brands operate in two distinct sectors of the global online gaming market, namely sports betting and online casino gaming, both of which have recently experienced significant growth and which are expected to continue to grow further in the coming years.

According to H2 Gambling Capital (“H2”), global online sports betting gross gaming revenue (“GGR”) is projected to grow from $40.4 billion in 2020 to $67.6 billion by 2025, while the global online casino gaming market is projected to grow from $28.0 billion in 2020 to $41.4 billion by 2025, in part due to projected strong growth in newly regulated markets, including within the United States.

Several countries in Africa and Europe have already liberalized and regulated sports betting and/or online casino gaming with several more in the early stages of doing so. H2 has projected European sports betting and online casino gaming GGR to grow from $33.7 billion in 2020 to as much as $47.3 billion by 2025, and projects African GGR to grow from $1.0 billion in 2020 to $2.2 billion by 2025. Africa and Europe are already significant markets for SGHC and the Company believes that it is well-positioned to take advantage of opportunities as and when jurisdictions within these regions regulate online sports betting and online casino gaming.

In May 2018 the U.S. Supreme Court repealed the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), the effect of which was to remove federal restrictions on sports betting and give individual states control over the legalization of sports betting within their jurisdictions. As of June 30, 2021, 31 states plus Washington, DC have passed measures to legalize sports betting. Out of that number, 22 states have authorized statewide sports betting while 10 remain retail-only at casino or retail locations. Seven states have passed measures to legalize online casino gaming. In Canada, Parliament recently passed legislation allowing provinces to regulate single-game wagering within each province and Ontario is expected to imminently accept applications for regulated sports betting and casino gaming.

H2 currently projects that the North American online sports betting and casino market will generate an estimated $20.5 billion in GGR in 2025, increased from $6.7 billion in 2020, of which $16.5 billion and $5.1 billion respectively is projected to come from the United States (excluding state lotteries).

SGHC is a market leader in sports betting and online casino gaming, with revenue of $1.04 billion (€908 million) in the year ended December 31, 2020, of which approximately 46.7% was generated by Betway and the remainder from Spin. The Company holds licenses, which include both sports betting and online casino gaming, in 25 jurisdictions, excluding up to 12 jurisdictions in which DGC USA has obtained initial agreed market access deals in the United States (either via obtaining the required licenses or approvals from the relevant state authorities or via commercial arrangements through which DGC USA leases a license from a land-based operator to satisfy the legal requirement that any online operation must be tethered to a land-based operation), and is currently applying for or negotiating licenses in other states and jurisdictions. As of the date of this Report, among the initial 12 market access arrangements, DGC USA is live in 5 states, i.e. New Jersey, Pennsylvania, Indiana, Iowa and Colorado, but has no specific timeline for receipt of approvals from the remaining 7 states, i.e. Arizona, Ohio, Kansas, Louisiana, Mississippi, Missouri and Virginia. An agreement is also in place for the provision of an additional casino brand in Pennsylvania. As of June 30, 2021, the Company has teams in 13 different countries around the world and offers its products in 26 different languages. As such, management believes that the Company is particularly well-positioned to take advantage of the expected continued growth in the number of regulated global betting and gaming jurisdictions.

SGHC’s Core Strengths

Management believes that the following are key factors underlying SGHC’s successful expansion:

Betway’s global single brand offers significant marketing economies of scale

SGHC’s flagship brand, Betway, operates as a global, online, sports-led betting brand that is consistently positioned in all markets. This approach aims to leverage national, regional and local marketing spend for global benefit, and management believes that it will generate significant marketing economies of scale as the business expands and Betway continues to launch into new markets. See the sections titled “— Strategy, Products and Business Model” and “— Sales and Marketing” for further detail.

For example, in advance of launching in the United States, Betway has entered into marketing partnerships with U.S. sports franchises such as the Chicago Bulls, the Cleveland Cavaliers, the Los Angeles Clippers, the Golden State Warriors and the New York Islanders. Management believes that, in addition to raising the profile of Betway’s brand in the United States, the global reach of these brands will benefit the Company in markets outside of the United States where U.S. sports are followed. Previous examples of the value of this strategy include the Company’s partnership with the English Premier League team West Ham United, which according to independent assessment has to date returned value equivalent to 5.8 times the cost thereof.

Management actively seeks to validate its belief in this approach by means of regular brand awareness studies, as evidenced by the following chart:

Spin’s multi-brand casino portfolio maximizes market share

Spin’s multi-brand online casino offering is designed with the intention of capturing additional shelf space across a myriad of marketing channels, particularly in markets where opportunities for effective large scale brand advertising are harder to come by and/or where more diverse marketing approaches are necessary.

For example, in some markets the Company believes that the predominant or more effective form of marketing is with the assistance of independent “affiliates” marketers. In particular, in such circumstances the Company believes that there is significant benefit in providing such “affiliates” with a wide array of brands to market. See the section titled “— Sales and Marketing.”

Strategic use of data optimizes customer enjoyment and Company profitability

SGHC’s strategic focus on data and analytics is embodied in the development of proprietary technology systems designed to leverage the large volumes of proprietary data that SGHC collects and analyses on a daily basis. These systems and this data collection and analysis are designed to operate in conjunction with all of the Company’s product platforms, regardless of whether the latter are proprietary or supplied by third parties. See the section titled “— SGHC’s Technology and Data-Driven Approach.”

These systems aim to analyze and understand customer behaviors in as close to real-time as possible. Using this intelligence, the Company aims to responsibly and profitably optimize customer enjoyment and longevity via interactions, interventions and recommendations delivered as close to real-time as possible, to minimize fraud and other financial risks to the Company, and to meet the Company’s regulatory and compliance requirements as efficiently and effectively as possible.

Strategic technology selection maximizes speed-to-market, geographic expansion and competitive advantage

The Company’s customer-facing product technology decisions are governed by management’s belief that product selection for new markets must seek to optimize speed-to-market, product-market fit and competitive advantage. Elsewhere and wherever commercially possible, the Company seeks to use technology for competitive advantage, particularly with regards to anything related to data and analytics.

Diversification and visibility

The Company’s strategy of expanding into as many regulated markets as possible has resulted in 24 gaming licenses in diverse jurisdictions, excluding up to 10 jurisdictions in which DGC USA has obtained initial market access deals in the United States, and additional states and jurisdictions for which it is currently applying for or negotiating licenses. Management believes that such diversification is key to good future revenue and profit visibility. The Company’s teams in 13 countries around the world ensure a natural degree of protection for the Company against natural disasters, geopolitical risks or other potential operational disruptions. With licenses and access in additional jurisdictions and U.S. states currently being applied for or negotiated, management believes that the Company’s diversification and revenue and profits visibility will continue to improve. See “Risk Factors — Risks Related to Projections — Our growth prospects and market potential will depend on our ability to obtain licenses to operate in a number of regulated jurisdictions and if we fail to obtain such licenses our business, financial condition, results of operations and prospects could be impaired.”

Global expansion, local focus

The Company approaches each market individually, tailoring product, staffing and marketing decisions to meet local conditions. In some countries, dedicated in-country staff are employed in order to coordinate jurisdiction-specific marketing campaigns and for local operational or other purposes, including 24/7/365 customer service, production of local content for customer engagement, locally relevant branding and marketing campaigns, acquisition of local payment processing mechanisms, and engagement with local social responsibility and community upliftment organizations.

Worldwide, the Company’s sportsbook trading team of 120 employees benefits from long-term relationships with third-party technology providers. Across Africa, the Company employs an operational team of more than 200 employees to develop, expand and operate the Company’s proprietary sportsbook and purpose-built African market platform.

Proven ability to launch and scale new markets quickly

A typical entry into a new market requires an upfront capital investment that will vary depending on how much customization is required for compliance with local regulatory and other conditions. In addition, some markets are more restrictive and/or more specific in their regulation than other markets which can increase the amount of time required until full integration is achieved. However, SGHC has proven its ability to enter and profitably launch in new markets despite varying integration times.

For example, within 24 months of the April 2018 commencement of marketing in one new African market, revenue grew by 16.5 times from approximately $145,000 at the outset to $2.35 million GGR per month and has continued to grow since. During the same period, first time depositors increased by 12.6 times. Similarly, in another new market in Europe (non-English-speaking, highly competitive), marketing commenced in September 2018, resulting in 10.3 times growth in revenue over the following 24 months from approximately $175,000 to $1.75 million GGR per month. During the same period, first time depositors increased by 13.6 times.

Management believes that these results are indicative of the global strength of the Betway brand. In effect, management’s belief is that Betway’s global brand presence creates latent demand within new markets owing to the fact that even prior to Betway’s entry into a market it will be well-known to potential customers by virtue of the wide range of partnerships and sponsorships that the Betway brand engages in around the world.

Management further believes that SGHC’s results to date are evidence that this latent demand can be successfully leveraged by proven marketing strategies (see “— Sales and Marketing”), flexible and pragmatic technology selection (see “— SGHC’s Technology and Data-Driven Approach”) and, where necessary, in-country focused teams with local skills and knowledge.

Shared centers of operational excellence and operational economies of scale

Whereas management believes that marketing, product and customer service often require a significant degree of localization, other areas within the business are expected to benefit from centralization and economies of scale.

Examples of this include technology and software, data and analytics, payment processing, fraud detection, compliance and risk management. Certain aspects of marketing, product and customer service are also believed to be best centralized, albeit with careful consideration of how not to inhibit regional innovation, quality and delivery.

SGHC aims to strike a considered balance between centralization and distributed localization to achieve optimal customer service, effective overall delivery and meaningful economies of scale, all in service of continued growth and optimal long-term expected returns to shareholders.

Responsible Gaming

SGHC views responsible gaming as both a challenge and an opportunity, and ultimately as a barrier to entry and a source of competitive advantage.

The challenge of meeting regulatory requirements in a commercially prudent and effective manner is clear. Management believes that SGHC has thus far been successful in meeting this challenge, as evidenced by the 22 licensed jurisdictions that the Company already trades in.

The opportunity arises from the Company’s view that attempting to meet the betting and gaming entertainment needs of customers in a responsible manner will ultimately lead to more satisfied customers, which in turn will generate more sustainable and more stable revenues, and hence better long-term visibility of revenues and profits.

As the sports betting and online casino gaming business has matured over time, naturally the level of complexity in the business has increased. This is in part due to some significant variation in regulations in different jurisdictions that have in aggregate created natural barriers to entry. Smaller operators have increasingly struggled to survive the demands of growing operational complexity, which management believes has contributed in part to recent consolidation within the industry.

Management believes that SGHC’s shared centers of operational excellence and economies of scale in conjunction with a strategic focus on data, analysis and timeous customer interaction (see the section titled “— SGHC’s Technology and Data-Driven Approach”) create a significant competitive advantage for SGHC. SGHC’s ability to gather and analyze data regarding customer behaviors and experience both enables the provision of an individualized experience to customers as well as real-time identification of potential problem gaming or risk of harm. As set out further in the section titled “— SGHC’s Technology and Data-Driven Approach”, the Company employs numerous real-time interventions when appropriate to do so and subject to relevant regulation.

Management experience

SGHC’s CEO, Neal Menashe, has more than two decades of experience in the sports betting and online casino gaming industry. The Company’s President and COO, Richard Hasson, has more than 12 years of experience in investment banking, sports betting and online casino gaming. The Company’s CFO, Alinda van Wyk, also has more than two decades of experience in the financial management of sports betting and online casino gaming businesses. The Company benefits from a deep bench of professionals in its management team with significant experience, either with the Company, or in the industry.

Strategy, Products and Business Model

Strategy

SGHC’s diagnosis of the key challenges and opportunities in the global online gaming market follow from the Company’s belief that:

•	Over time a significant additional number of jurisdictions will regulate sports betting and/or online casino gaming.

•

Jurisdictions which explicitly regulate sports betting and/or online casino gaming will become easier to market in at scale, but simultaneously will likely become more competitive, in which case brand strength will become an important determinant of success.

•

Jurisdictions which have not yet introduced explicit regulatory frameworks may still be legal to operate in (subject to certain limited regulations), but marketing at scale may be harder to achieve, in which case a portfolio of brands will be a significant asset.

In order to address these challenges, the Company’s three key strategies serve as its guiding policies that govern everything that the Company does.

1.	Expanding its global footprint into as many regulated markets as possible in order to engage with as many customers as it can possibly reach;

2.	Increasing awareness of its brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and

3.	Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.

The Company believes that maximum value for shareholders will be delivered by seeking to operate in as many different jurisdictions as it is legal and commercially viable to do so, and that it is imperative that the Company seeks to continue its expansion into and growth in jurisdictions where robust regulatory frameworks provide long-term visibility of revenues and profits.

The Company further believes that a single-brand online sports and multi-brand online casino strategy is the optimal way to leverage its available marketing budget. Given the Company’s belief that over time more and more jurisdictions will regulate sports betting and/or online casino gaming, this strategy aims to generate increasing economies of marketing scale, improved global brand awareness, increasing market share and ultimately enhanced returns to shareholders.

Proprietary, bespoke and common technology stacks and service infrastructures are leveraged where the Company believes that it makes commercial sense to do so, whilst third-party products and services are incorporated where the Company believes that doing so will achieve market entry faster, more effectively and more profitably. The Company aims to layer its proprietary data collection and analysis, together with proprietary interaction systems, on top thereof so as to responsibly optimize the entertainment, well-being and profitability of its customers. See “— SGHC’s Technology and Data-Driven Approach” for further detail.

For strategic reasons set out below, the Company has intentionally set out to differentiate the Betway and uct offerings and business models.

Betway’s sports betting products

Betway is positioned as a premium sportsbook that offers full-featured sports betting products for pre-game and in-game wagering. Different products and/or features are offered in different geographic markets depending on regulatory constraints, product availability, market maturity and strategic value of the market.

Betway’s flagship sports betting product is bespoke-developed exclusively for Betway (see the sections titled “ — SGHC’s Technology and Data-Driven Approach” and “— Partnerships, Suppliers and Strategic Collaborations”) and is currently capable of accepting wagers on more than 60 different sports. This product is offered in the majority of the relatively mature markets in which Betway operates, such as the UK and most European markets. For other markets, the Company has developed a proprietary sports betting platform that it will aim to re-use where appropriate.

The global sports betting market is constantly evolving and new markets are regulating or re-regulating all the time, often with very specific and sometimes complex regulatory requirements that require significant development work in order to achieve compliance. For this reason, even the world’s largest sports betting businesses struggle to keep pace with adapting their existing products for regulatory compliance and/or product and cultural requirements of new markets.

Accordingly, in addition to the exclusive flagship sportsbook and the proprietary sportsbook platforms, in some new markets (particularly those where the proprietary and flagship products are not yet customized for specific local regulations), the Company may partner with additional third-party product providers in order to minimize delays to market entry.

Betway’s online casino gaming products

Betway’s sports-led marketing places sports betting products front and center to reinforce the brand’s premium sportsbook positioning. A significant percentage of sports betting customers nonetheless also enjoy casino gambling and hence Betway also offers casino games in those jurisdictions where regulatory frameworks allow.

Slightly differing products may be offered in different jurisdictions depending on regulatory requirements and product availability. Casino games are sourced from third-party suppliers selected for their appropriateness for each market. Currently, Betway offers in excess of 1,350 unique casino games from 28 different suppliers.

Spin’s multiple online casino gaming brands

Spin operates a portfolio of more than 20 brands, the majority of which are translated into multiple languages and offer customers the ability to play in excess of 1,100 online casino games from six different suppliers. The five largest brands accounted for 87% of Spin’s revenue in 2020.

In markets where the regulatory framework permits and where SGHC believes there is strategic value in doing so, Spin also offers ancillary sport betting products, typically sourced from third-party suppliers.

In contrast with Betway’s single-brand scale-marketing approach, Spin seeks to compete in markets where marketing at scale is often much harder, and hence where a large portfolio of brands and a diverse product range offers Spin the ability to attract a wider variety of customers than a single brand would be able to do in the absence of meaningful large-scale marketing.

Management believes that the effectiveness of this strategy is further enhanced by a wide variety of marketing channels (see “— Sales and Marketing”).

Worldwide, Betway and Spin products are available for play in 34 different currencies and customers are serviced in 26 different languages.

In aggregate, SGHC offers its customers in excess of 1,900 unique online casino games.

SGHC’s Technology and Data-Driven Approach

SGHC manages over 1,000 technology-focused staff to support and enhance its product offerings. Teams are grouped into product-focused and system-oriented portfolios aimed at driving effective ownership of solutions and enabling efficient delivery and scaling.

Teams are responsible for their own plans in support of SGHC’s strategy, derived from a combination of customer requirements, regulatory frameworks, competitor analysis, product performance metrics and hypothesis-driven engineering. In combination, this approach aims to maximally optimize SGHC’s technology flexibility, functionality, delivery, reliability and competitive edge.

Operationally, SGHC embraces DevOps principles, including continuous delivery of systems aimed at minimizing deployment pain and maximizing end-user trust and confidence.

Information security is assigned a very high priority by the Company. Key subsidiaries involved in the handling of sensitive information are either already ISO 27001 certified or are actively working towards being certified. Where the latter is the case, management is satisfied that relevant and necessary processes, systems and practices are already substantially in place.

With particular reference to customer-facing products, SGHC operates a mix of its own technology and long-term partnerships with leading third-party providers (see the section titled “— Partnerships, Suppliers and Strategic Collaborations”), a flexible approach that is intended to increase speed to market and decrease friction associated with adjusting the technology stack to new markets.

In other non-customer-facing areas of technology, SGHC may utilize the products and services of third- party suppliers, in particular where management does not believe that competitive advantage will be served by developing proprietary technology or where it might not be commercially prudent to do so. However, in areas where management believes that meaningful competitive advantage can be profitably achieved, the Company will seek to develop and maintain its own proprietary technology. Where systems are intended to deliver competitive advantage, the Company will seek to ensure interoperability with all of its product platforms, including those supplied by third parties. Some examples of this are highlighted below.

Overall, SGHC’s approach to technology can broadly be divided into three areas:

Customer-facing products and platforms

SGHC’s proprietary sportsbook product is offered by Betway in the majority of African countries in which the Company is licensed. With this notable exception, in most jurisdictions the major components of customer- facing sports betting and online casino gaming products are sourced from third-party suppliers. Notwithstanding this, the Company always seeks to be highly involved in the specification and customization of third-party product and generally works in close collaboration with all of its suppliers.

This is particularly true of the Company’s relationship with Apricot, which provides Betway’s bespoke- developed flagship sports betting system on an exclusive-use basis as well as the Player Account Management (“PAM”) system utilized for the majority of SGHC’s operations. Apricot also provides a significant portion of the casino games offered by Betway and Spin (see the section titled “— Partnerships, Suppliers and Strategic Collaborations”).

Data and related systems

SGHC seeks to derive significant competitive advantage from its proprietary data by collecting granular detail regarding all steps in the customer lifecycle, always within the constraints of relevant data protection legislation. In particular, once customers commercially engage with one of the Company’s brands, then significant amounts of proprietary data regarding wagering and other product interactions will be collected and made available downstream for real-time analysis and decision-making.

Proprietary real-time systems transform and analyze this data in order to understand each individual customer experience within SGHC’s products. The Company utilizes this information (in real-time where appropriate) to maximize customer value and enjoyment in a safe and responsible manner. Dedicated customer experience teams aim to measure and monitor all points of interaction and all steps in the customer journey with the ultimate aim of minimizing friction and maximizing customers’ ease of use of the Company’s products.

The Company maintains a range of highly-engineered proprietary systems for the complex processing of millions of events per day in order to deliver bespoke customer experiences that react dynamically to individual customer behavior. Examples of real-time interventions generated in this way include:

•

Betting Behavior: The Company aims to monitor and analyze customer behavior in real-time with the intention of detecting unsustainable or potentially harmful deviations in betting behavior so that in turn the Company can attempt to intervene appropriately and timeously. In addition to being a requirement of regulatory responsible gaming obligations in several jurisdictions, the Company believes that interventions of this nature ultimately generate more satisfied and sustainable customers, improved retention rates, and longer customer lifecycles, thereby enhancing customer lifetime values.

•

Personalized Wagering Recommendations: Seeking to understand individual customer preferences and attributes in combination with machine learning and data science in turn generates personalized wagering recommendations that aim to remove user interface friction and increase customer satisfaction and enjoyment.

•

Individual Profitability Analysis and Personalized Incentivization: The Company employs statisticians and data scientists to model and validate the expected profitability of short-, medium- and long-term customer behavior with reference to a range of activities and metrics. The Company believes that these models enable it to profitably and responsibly incentivize and/or encourage (or discourage, as the case may be) specific behaviors, which the Company attempts to do in real-time. The Company believes that these models and associated interventions in aggregate form a significant competitive advantage that generates more satisfied and sustainable customers, improved retention rates, and longer customer lifecycles, thereby enhancing customer lifetime values.

•

Monitoring and Mitigation of Potentially Fraudulent Activities: Similar models and systems seek to identify potentially fraudulent or otherwise problematic activity in real-time and thereby aim to limit the potential financial harm and/or regulatory risk to the business.

For all of the above examples, the Company seeks to ensure that the relevant systems are capable of processing data from all of its product platforms, including those supplied by third parties, and that customer interactions and interventions can be executed on all of its product platforms, including those supplied by third parties.

The Company’s analysis and data science capabilities are also applied in the acquisition of new customers, for example, by adapting marketing and related campaigns for specific markets, channels and marketing partners. Where possible and in collaboration with third party marketing technology providers, the Company employs real-time bidding, spend and allocation optimization algorithms in conjunction with dynamic creative optimization and personalized messaging, all with the intention of reducing the cost of acquiring new customers.

Where possible the Company’s marketing spend is tracked and measured, with the aim of enabling the Company to react quickly to changes in the expected profitability of marketing channels. For large branding and sponsorship campaigns, where lead times can be long and performance measurement is as much art as science, the Company’s annual marketing budgets and plans are optimized by reference to complex econometric models, cross-referenced and validated against proprietary and third-party data with the aim of optimizing efficiencies throughout the marketing funnel.

Budget proposals and other relevant expected operational factors are then fed into a detailed actuarial model of the business that projects expected financial results for Betway and Spin separately for all major markets. These results are then aggregated and evaluated to ensure the financial soundness of the Company’s plans under a range of potential scenarios. This model is updated regularly throughout the year for financial management and monitoring purposes and is also employed for audit and regulatory requirements.

Other enabling platforms and shared services

Over time, the Company has developed a wide range of proprietary systems for enabling the operational effectiveness of the business, including in the areas listed below. In all cases the Company aims to continuously evolve and improve its systems over time.

Acquisition Marketing Systems

Proprietary models in combination with third party systems and tools are maintained for the deployment, management, measurement and monitoring of customer acquisition campaigns across a variety of marketing channels (see “— Sales and Marketing”).

Responsible Gaming Systems

The Company has developed various systems with the intention of meeting the Company’s regulatory requirements for customer protection against risk of harm from gambling. Certain related products and systems provided by third-party suppliers are also integrated into the Company’s responsible gaming processes.

Customer Retention Systems

The Company maintains a number of proprietary systems aimed at ensuring the profitable retention of customers and also makes use of certain third-party systems and components as part of its customer retention processes. The Company believes that maximizing customer lifetime value over the long-term is only possible when responsible gaming principles are adhered to. Accordingly, customer retention systems are generally closely integrated with or otherwise share significant components with responsible gaming systems.

Messaging and Communications Systems

The Company believes that customer satisfaction is underpinned by an ability to deliver the right message to the right customer at the right time and has therefore developed proprietary software systems (some of which are integrated into third-party supplier systems) for messaging and communicating with customers in-app, in real- time, as well as other related systems for doing so by other mechanisms and at different times. These systems are crucial for the effective delivery of responsible gaming and retention interventions.

Banking and Finance Systems

A dedicated subsidiary is responsible for ensuring that the Company is able to offer customers a range of mechanisms for deposit and withdrawal of funds in each of the markets that the Company operates in. Currently, the Company offers well in excess of 100 different deposit and withdrawal mechanisms worldwide.

Related systems ensure that necessary financial data is made available downstream for financial management and reporting purposes. The Company develops and maintains automated reporting and reconciliation systems and processes to allow for the production of internal management accounts (including monthly unaudited financial statements produced separately for each entity in each jurisdiction) within a few weeks of month-end and audited financial statements within a few months of year-end.

Risk, Fraud and Compliance Systems

The Company encounters sophisticated attempts at fraud on a regular basis and is required to verify customers and their source of funds in accordance with varying regulations in each jurisdiction. Significant customer volumes (an average of more than 2.5 million wagering customers per month over the first six months of 2021) mean that systems for the detection and prevention of attempted fraud and ensuring compliance with “know your customer” and anti-money laundering regulations must be substantially automated. In addition to rules-based systems that codify the Company’s 20+ years of experience in combating fraud, managing risk and ensuring compliance, the Company also expends considerable effort in the development of new systems for this purpose, including the employment of machine learning and other data science techniques.

Managing Wagering Risk

The Company manages its own teams of experienced traders to set and maintain sports betting odds. These teams use their own expertise and internal pricing models in conjunction with external data feeds, odds monitoring services and various competitive factors to derive opening prices for each market. Thereafter, prices will be adjusted based on news events of relevance to the market, as well as wagers placed by customers and competitive forces. The Company cannot guarantee that it is capable of always offering the best price in all markets at all times, but continuously strives to remain competitive and offer customers attractive value for their money.

Various systems are deployed to measure and monitor the margin on the sportsbook, which is the percentage of wagers that the book is expected (in terms of the Company’s pricing models) to win on average over a particular period of time. Individual customer wagering is also closely monitored and alerts are raised for wagering activity considered unusual. In particular, evidence of potentially illegal or collusive behavior (such as suspicion of match-fixing) will be shared with the necessary legal and/or sporting authorities. Where appropriate, customers will be limited by reference to maximum wager size and/or wager type.

The Company’s products currently support wagering on more than 60 different sports, each of which in turn encompasses a wide range of events and outcomes that can be wagered on (also referred to as “betting markets”) both pre-game and in-game. The Company actively seeks to add additional betting markets, both for purposes of customer enjoyment and Company financial benefit, including diversification of risk, reduction of margin volatility and increased profitability.

For online casino games, the Company seeks to offer an entertaining range of games with value-for-money “return to player” (“RTP”) and (for slot games in particular) entertaining “volatility” (“Vx”) characteristics. RTP measures the expected return to customers as a percentage of wagers while Vx is a measure of the expected variance thereof. Most notably for slot games, customers have varying individual preferences for volatility and hence the Company attempts to recommend games to customers that are appropriate given their preferences. Game suppliers may offer games in multiple variants with differing combinations of RTP and Vx, in which case the Company seeks to ensure that it selects only those variants which it believes will optimize both value-for-money entertainment for its customers and long-term profitability for the Company.

A necessary requirement for successful management of wagering risk is appropriate control of customer incentivization. Without suitable systems and controls for customer incentives it is possible for wagering opportunities to arise that are mathematically unprofitable for the Company. Examples include arbitrage of sports wagers and situations where adroit betting with incentive funds can create expected RTP in excess of 100% for casino games. The Company believes that optimal individual customer evaluation and incentivization (see paragraph “— Individual Profitability Analysis and Personalized Incentivization” in section titled “— SGHC’s Technology and Data-Driven Approach” above) will largely obviate this potential problem but, where this is not the case, the Company has many years of experience in detecting and preventing such situations and maintains a number of proprietary systems with the intention of doing so.

Partnerships, Suppliers and Strategic Collaborations

SGHC engages in long-term partnerships, including with leading third-party technology providers which, together with the Company’s own technology, increases the speed with which its offerings are brought to market and decreases the friction associated with adjusting its technology to new markets.

Relationship with Apricot

SGHC has entered into several software and services agreements with Apricot (and its affiliates and subsidiaries), one of the leading gaming software and content providers, including casino software licensing agreements, jackpot services and licensing agreements and sportsbook software licensing agreements. Through these agreements, SGHC engages members of the Apricot group for the provision of the Apricot group’s sportsbook and PAM software systems in a number of SGHC’s most significant markets.

It is noted that Mr. Martin Moshal is the named individual beneficiary of certain trusts, which trusts are the ultimate controlling shareholders of Apricot and also the named individual beneficiary of a further trust that ultimately controls Knutsson Limited, a major shareholder of SGHC. A beneficiary of these trusts has neither any right to control or voting investment power over the trusts, nor does it have the right to appoint or replace the trustees.

Casino Software Licensing Agreements

Pursuant to various casino software licensing agreements entered into by subsidiaries of SGHC, SGHC has been granted non-exclusive software licenses for use of a suite of gaming software in different territories in which SGHC operates. Several of the agreements permit the advertising, marketing and promotion of the software suite in each respective territory and certain of the agreements allow for the licensee to sub-license the use of the system. As at July 31, 2021, subsidiaries of SGHC had entered into seven casino software licensing agreements with affiliates of Apricot.

The term and termination provisions of the casino software and licensing agreements are summarized as follows. The initial term of all casino software licensing agreements with Apricot expires on December 31, 2035. Under all these agreements, termination for convenience by either party is not possible until expiry of the initial term and then must be on not less than 12 months’ written notice, although one casino software licensing agreement with Apricot does not permit termination for convenience at all, allowing only for termination in accordance with its terms (as summarized in the remainder of this paragraph) after December 31, 2035. A party may also unilaterally terminate the relevant agreement in the event that the other party (a) breaches a material obligation or undertaking under such agreement and which, where such breach is capable of remedy, is not remedied within the specified timeframe to the reasonable satisfaction of the other party; or (b) suffers an insolvency event. In a number of the agreements, a party may terminate for change of control when control of the other party is obtained by a competitor. The Apricot company in the relevant agreement may unilaterally terminate such agreement in the event the relevant SGHC subsidiary (a) fails to pay monies to as they fall due under the agreement; (b) uses the software system illegally; (c) markets a branded game without Apricot’s consent; (d) fails to notify Apricot of a change in control of such party; (e) breaches non-solicitation, non- competition or data protection obligations; (f) is convicted (or any of its directors are convicted) of an offense in terms of any applicable gaming legislation or regulations, or of any crime or offense reasonably likely to cause reputational damage or damage to goodwill to Apricot; or (g) fails to procure the appropriate gaming license.

In a number of the agreements: (i) Apricot may terminate the agreement if the relevant SGHC subsidiary: (a) provides false or inaccurate information which has an adverse effect on Apricot; (b) accepts a real money bet from end users located outside the appropriate territory or within the USA; (c) fails to pay the minimum agreed gaming fee; (d) becomes a competitor to Apricot; or (e) fails to pay its players or depositors within the specified time period; (ii) Apricot may terminate the agreement if it becomes unlawful or impossible for Apricot to license, maintain or use the system, or a court or arbitrator declares any provision of the agreement void or unenforceable; and (iii) the relevant SGHC subsidiary may terminate the agreement if Apricot (or any of its directors) are convicted of an offense in terms of any applicable gaming legislation or regulations, or of any crime or offense reasonably likely to cause reputational damage or damage to goodwill of the other.

Jackpot Services and Licensing Agreements

Various subsidiaries of SGHC have entered into jackpot services and licensing agreements with Jumbo Jackpots Limited, a wholly owned subsidiary of Apricot. Pursuant to these jackpot services and licensing agreements, Jumbo Jackpots Limited grants non-exclusive licenses of trademarks as supplied within the software licensed through separate casino software licensing agreements and provides services to enable the licensee to run jackpot games. As at July 31, 2021, subsidiaries of SGHC had entered into seven Jackpot Services and Licensing Agreements with Jumbo Jackpots Limited.

The term and termination provisions of the jackpot services are summarized as follows. All jackpot services and licensing agreements have an indefinite term, and do not permit termination for convenience, except for one agreement which permits termination by either party on two months’ written notice. All of these agreements permit either party to terminate immediately by written notice if a petition or resolution is passed for the winding up of the other party. The agreements also terminate automatically if the applicable SGHC subsidiary’s gaming license is withdrawn. Jumbo Jackpots Limited may terminate the agreement if any of the following events occur: (a) the other party commits a breach of the agreement and fails to remedy such breach within the specified time period; (b) the other party fails to pay sums as they fall due; (c) it becomes unlawful or impossible for Jumbo Jackpots Limited to license, maintain or use the relevant trademarks or provide the services under the agreement; (d) bankruptcy or insolvency proceedings are filed against the other party; (e) the other party can no longer perform its business activities or fulfil its commitments to Jumbo Jackpots Limited; or (f) the other party (or any other entity having common shareholders or control with that party) becomes a competitor to Jumbo Jackpots Limited. The counterparty may terminate the agreement with 14 days’ written notice if Jumbo Jackpots Limited raises the agreed service fee. In addition, each agreement automatically terminates on termination of the corresponding casino software licensing agreement between the SGHC subsidiary which is party to the relevant jackpot services and licensing agreement and Apricot or PNL (as defined below) as applicable, the termination provisions of which are summarized above.

Sportsbook Software Licensing Agreement

Through its subsidiary Betway Limited, SGHC engages in an agreement for the exclusive provision of Apricot’s sportsbook software in a number of SGHC’s most significant markets. This exclusive arrangement prevents Apricot from licensing its sportsbook software to any other customers in those jurisdictions, but does not prevent SGHC from utilizing its own or other suppliers’ sportsbook software where it chooses to do so. The agreement also permits the advertising, marketing and promotion of the software system in each respective territory.

The term and termination provisions of the sportsbook software licensing agreement are summarized as follows. The initial term of the sportsbook software licensing agreement expires on December 31, 2030. Under this agreement, termination for convenience by either party is not possible until expiry of such initial term and thereafter must be on not less than 180 days’ written notice. Betway Limited may also terminate the agreement for convenience after December 31, 2025 with at least 18 months’ written notice. The agreement also permits either party to terminate by written notice if: (a) the other party is in breach of the agreement and, where such breach is capable of remedy, fails to remedy such breach within 30 days of notice to the reasonable satisfaction of the other party; (b) bankruptcy, insolvency or analogous proceedings are commenced against the other party; or (c) when control of the other party is obtained by a competitor (on 18 months’ written notice).

SGHC works closely with Apricot and its affiliates in the ongoing development of the sportsbook product and the PAM system and the customization thereof for SGHC’s needs. The Company has direct access to dedicated Apricot resources for this purpose and plays a meaningful role in the strategic direction and prioritization of these resources.

Apricot supplies a significant portion of the casino games available for play across all SGHC websites and apps. Other significant online casino gaming software suppliers contracted directly and indirectly include IGT, Scientific Gaming and Evolution (including NetEnt and Red Tiger).

Prima Networks Limited and Prima Networks Spain PLC (“PNL/PNS”) similarly engage Apricot in agreements for the provision of Apricot’s casino and sportsbook software. PNL/PNS sublicenses the Apricot software to subsidiaries of SGHC, such as Betway. As of July 31, 2021, PNL/PNS had entered into six casino software licensing agreements and five sportsbook software licensing agreements with subsidiaries of SGHC.

The casino software licensing agreements and sportsbook licensing agreements entered into by subsidiaries of SGHC and PNL/PNS have term and termination rights which are materially similar to those applicable to the casino software licensing agreements and sportsbook licensing agreements with Apricot summarized above.

Other Partnerships, Suppliers and Strategic Collaborations

SGHC’s Betway brand has engaged in key relationships (most of them multi-year) with professional sports teams and leagues around the world, starting with front of shirt sponsorship of the English Premier League’s West Ham United in 2015. Subsequent partnerships have included several football (soccer) teams in other major European and African leagues, major horse racing events, eSports teams and events, major cricket leagues, tennis tournaments and sporting celebrities as brand ambassadors. Many of these arrangements have since been extended well beyond their original terms. Currently, more than 60 brand partnerships are in place with several more actively being negotiated.

SGHC has continued this strategy during Betway’s nascent expansion into the United States by engaging in similar partnerships with professional sports teams in the United States with global brand recognition, such as the Chicago Bulls, the Cleveland Cavaliers, the Los Angeles Clippers, the Golden State Warriors and the New York Islanders.

These arrangements all serve to bolster Betway’s global brand recognition. Management believes that over time this strategy has worked as a flywheel to progressively and more effectively amortize Betway’s brand marketing spend, in part explaining improvements in Betway’s growth and financial performance over recent years.

SGHC benefits from a number of long-established “affiliates” marketing partnerships (see “— Sales and Marketing”) that have historically generated a stable and significant stream of new customers.

SGHC enters into strategic, multi-year partnerships with land-based gaming operators in order to facilitate entry into markets where a land-based license or partner is prerequisite for market access. Examples include Casino Austria International Belgium NV and Espectaculos Deportivos Fronton Mexico S.A de C.V, both for access to sports betting and online casino gaming, in Belgium and Mexico respectively.

SGHC enters into multi-year agreements with sports data suppliers for data to inform the Company’s odds making and sports trading activities, as well as for content for the Company’s websites and apps. Significant suppliers include SportRadar, BetGenius, Perform Content Limited, and IMG. Key summaries of these agreements are described below.

SportRadar Agreements

SportRadar is a leading information supplier for sport related data and statistics as well as sophisticated technical solutions. We have agreements, including four statements of work (“SOW”), with SportRadar as part of a global deal, which includes the Managed Trading Services platform for Betway Africa. These SOWs provide that SportRadar will supply products and services for its sports betting and sportsbook operation globally to Betway Limited, who can sublicense its rights to its affiliates.

BetGenius Agreements

BetGenius is a provider of sportsbook data, content, analysis tools, software and related services to sports betting operators worldwide. We have agreements in place between BetGenius and Betway Limited that allow Betway Limited and its affiliates to use BetGenius services through a non-exclusive, non-transferable non-sublicensable right and license.

Perform Content Limited Agreements

Perform owns, operates and provides video and consumer data services to betting operators throughout the world. We have four agreements in place with Perform, each for a different product. Each agreement is between Perform and Betway Limited and each provide access to SGHC and its brand license partners, where appropriate.

IMG

IMG is in the business of distributing sports information, data and statistics to third parties. Under our data subscription agreement, IMG agrees to license certain of its content to Betway Limited and provide related technical support services. The content provided under the agreement includes the ATP World Tour, the WTA Tour, the French Open, Wimbledon and the U.S. Open.

Sales and Marketing

SGHC’s marketing strategy is intended to resonate with customers and to help create a loyal and engaged customer base. Approximately 40% of GGR in 2020 was generated by customers acquired before 2019.

The Company’s holistic approach to the marketing of its products encompasses two primary streams:

Traditional and brand marketing

This is the primary vector for marketing of the Betway brand.

Over time, the Betway brand has been developed with the assistance of expert branding agencies and a strategy has been developed for the consistent positioning of the brand worldwide. The Company engages the services of appropriate brand and marketing agencies around the world in order to execute this strategy in culturally-appropriate ways in the various jurisdictions and markets in which it operates.

Appropriate advertising is planned and executed in each market, utilizing all channels which the Company believes to be effective, including TV, radio, print and online. Positioning and messaging are intentionally simple and designed to resonate with the target market’s emotional connection with their favorite sports. Brand sponsorships and partnerships play an important role and are leveraged across the other channels where possible.

In some markets, where the expected returns form doing so are acceptable to management, similar traditional marketing channels are also employed for the larger Spin brands.

SGHC licenses the Betway brand, for a fee, for use by DGC USA in the United States and to a third-party operator for use in China and Thailand. This further serves to amortize global brand marketing spend.

Performance-based marketing

SGHC makes use of performance-based marketing channels across all of its brands and in all markets. The Company has developed a number of proprietary models, tools and monitoring mechanisms for measuring and predicting the performance of these channels so as to be able to scale marketing efforts up or down quickly and effectively, wherever possible by means of real-time algorithms. More than 150 people are employed by the Company in this area.

Such channels include:

App stores

Amongst other channels, the Company’s products are made available on mobile devices and via mobile app stores. A significant factor in the success of this channel is achieving high visibility and rankings in the organic (unpaid) app store listings. Equally important is effective customer acquisition by means of paid advertising within app stores, for which the Company has implemented bespoke real-time app store bidding models. The Company employs dedicated staff and third-party specialist App Store Optimization (“ASO”) agencies with the aim of optimizing its results in this area.

Organic social media

Social media is an important channel for reaching and engaging with customers, particularly for Betway given the extended audience that is created by the brand’s partnerships with sports teams and leagues around the globe. The Company employs dedicated staff (centrally and locally within key markets) and also utilizes third-party social media agencies. The Company also engages with social media influencers and brand ambassadors to represent the Company on social media.

Paid social media

Paid social media marketing campaigns form a key part of acquisition and retention marketing strategies. Contextually relevant messaging to prospective and existing customers in support of organic social media marketing is enabled by myriad targeting options coupled with deep integrations with social media sites and is aimed a building both awareness of and consideration for the Company’s brands.

Search engine marketing and brand protection

Search engine marketing (SEM) involves the purchase and performance optimization of relevant keywords in order to acquire new customers. Brand protection ensures that customers searching for SGHC brands on search engines are not diverted to competitors. The Company employs dedicated staff in this area and also engages third-party agencies where necessary.

Search engine optimization

Search engine optimization (SEO) involves the optimization of Company websites to improve the organic rankings of the Company’s brands on major search engines. The Company employs dedicated staff to monitor all brands’ performance against all major keywords and thereafter to adjust Company websites to optimize performance.

Display advertising and other forms of online performance marketing

The Company undertakes various forms of online marketing, including advertising directly or via advertising networks on third-party websites and in third-party apps.

“Affiliates” marketing

“Affiliates” is an industry term that describes independent third-party marketers which assist the Company to acquire new customers and which are generally paid on a revenue-share or cost-per-acquisition basis. Despite the word “affiliate”, these are independent parties that are not otherwise affiliated with the Company in the ordinary sense of the word.

Scaling this marketing channel is often difficult due to competitive pricing and the difficulty of predicting whether past performance by independent third parties will continue into the future. The Company benefits from a number of stable long-term partnerships with several of the larger and more reliable “affiliates” and management believes that the Company possesses suitable experience and expertise to continue to perform well in this area.

Competition

Sports betting and online casino gaming are competitive businesses, with numerous competitor brands operating alongside SGHC brands in most markets. Outside of jurisdictions where the number of operators is explicitly restricted by regulatory constraints, the nature of the business largely precludes the formation of monopolies or even oligopolies, not least due to the ease of product substitution by consumers and frequently high levels of price competition.

On a global level, the Company considers its most direct and relevant competitors to be the various brands of Flutter and Entain, as well as bet 365, 888 and several more. Within individual jurisdictions or regions, there are often also significant competitors considered relevant by the Company who are otherwise unknown outside of that specific jurisdiction or region. In some instances, the Company also faces competition from national or regional government-owned operators.

Land-based competitors are also of significant relevance to the Company in certain geographies owing to the additional entertainment attractions of such businesses and their often strong local or regional brands. Many of these businesses have historically been slow to move their offerings online, but in recent years this trend has accelerated and competition from such businesses is expected to increase further.

Alternative product categories also serve as competition for customer wallet share, most notably lotteries and casual or social games. For example, “daily fantasy” (a variant of fantasy sports leagues) is an entertaining alternative to sports betting, casino-style games are a major category on Facebook and in the Apple and Android app stores, and elements of casino gambling have increasingly found their way into top ranking non-gambling games.

In most jurisdictions or regions, SGHC competes alongside at least one of the global competitors referenced above. As more markets regulate over time, additional competitors are expected to enter the market. There is typically a significant degree of overlap with competitor offerings with regards to sports events and wager types available for customers to bet on. Similarly, casino game offerings typically overlap significantly as most game providers license the majority of their games to all operators (occasionally specific games might be exclusive to a single operator, but rarely is this the case for an extended period and/or for games that generate significant revenue).

The principal differentiating factors common to both online sports betting and online casino gaming include the global reach and scale of the business, global branding, advertising and marketing effectiveness, reliability of products and services, breadth and depth of proprietary data science and technology, accurate customer evaluation, meaningful responsible gaming initiatives and related interactions, innovative and effective customer incentives, speed and relevance of customer communication, speed and reliability of deposit and withdrawal mechanisms, ease-of-use of customer-facing software, quality of customer service and an asset-light globally- amortized business model.

Principal differentiating factors specific to online sports betting include breadth and depth of sports events and betting markets offered, ease-of-use of the wagering interface, odds pricing, speed and reliability of bet settlement, extent and value of sports-related partnerships, and ability to engage customers around their favorite sports and events.

Principal differentiating factors specific to online casino gaming include breadth and depth of game offering, value-for-money games, active management of game lifecycle including regular new game launches, and, particularly given the large number of casino games available, effective game discovery mechanisms.

Management believes that SGHC’s products, services, experience, expertise and corporate culture allow it to compete effectively across all of these factors.

Seasonality

SGHC’s sport-focused Betway offerings trade in many major markets in both hemispheres and hence benefit from the year-round sporting calendar. Different sporting leagues and events are relatively more or less important in different markets and hence the business benefits from a natural degree of diversification. Sporting events of all sorts take place every day around the world in multiple time zones and, particularly with the advent of virtual sports and eSports, events are available for wagering at all times of the day year-round.

Sports betting is however subject to seasonal fluctuations that may impact revenues and cash flows. Most major sporting leagues and events do not operate year-round and hence SGHC’s operations will be impacted by variations in the sporting calendar over the course of a year. In particular, certain sports leagues operate formats (playoffs, championships, cup finals, etc.) that naturally result in increased customer interest as the end of the season approaches for those sports. Similarly, certain sporting events only operate at specific times of the year (major horse races, major tennis tournaments, etc.) and certain other events only operate on a multi-year cycle (Olympics, FIFA World Cup, etc.).

These phenomena will naturally lead to increased revenues at such times of the year or in major international tournament years, and conversely will result in reduced revenues during off-season periods or in non-tournament years.

For example, Betway’s revenues are often impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, major American sports leagues, marquee horse racing events, major professional tennis tournaments and the FIFA World Cup. The Company naturally seeks to adapt marketing efforts accordingly, taking advantage of additional opportunities for profitable growth whenever they present while mitigating potentially negative effects on profits by adjusting marketing appropriately in off-season periods.

In contrast, the Spin portfolio of casino brands is largely unaffected by seasonality in aggregate as online casino gaming is largely an individual activity unaffected by external calendars. Management believes that there is however some evidence that seasonality effects may occur at the time of certain major national holidays and/or vacation periods and hence it may occur that SGHC’s revenues and cashflow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities.

Intellectual Property

Intellectual property rights are important to the success of Super Group’s business. SGHC relies on a combination of trademark, trade secret, database, copyright, confidentiality and other intellectual property protection laws in the United Kingdom, the European Union, the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect its intellectual property rights, including its trademarks, database, proprietary technology, software, know-how and copyright. In certain foreign jurisdictions and in the United States, SGHC has filed trademark applications, currently holds numerous trademarks and domain names, and in the future is likely to acquire additional trademarks and domain names. SGHC has also entered into license agreements, data rights agreements and other arrangements with sports organizations and sports data suppliers for rights to utilize their sports data, of which durations vary but typically are at least annual in duration and are subject to renewal or extension.

As an online business with a customer-facing offering, SGHC’s trademark and domain name portfolios are of particular importance to it. As of July 31, 2021, the Company owned five registered trademarks in the United States and 540 registered trademarks in various non-U.S. jurisdictions as well as 54 trademark applications worldwide. SGHC’s two main brands, namely Betway and Spin, enjoy extensive geographic coverage, with the Betway mark being registered (or applied for) in the U.S. and in 104 other countries while the Spin Casino mark is registered (or applied for) in 50 countries. As of July 31, 2021, the Company owns approximately 7,000 domain-names.

It has not always been possible, and may not be, or commercially desirable to obtain registered protection for SGHC’s products, software, databases or other technology. In such situations, the Company relies on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual arrangements to prevent unauthorized use by third parties. SGHC uses open-source software in its services and periodically reviews its use of open-source software to attempt to avoid subjecting its services and product offerings to conditions it does not intend.

While a portion of the intellectual property that SGHC uses is created by the Company, including its sportsbook offering in certain African countries, the Company has also obtained rights to use intellectual property of third parties through licenses and service agreements with those third parties. By way of example, SGHC has a wide range of sponsorship and other agreements with significant teams and sports organizations spanning a variety of sports, including West Ham United, the Chicago Bulls, the Miami Open Tennis Tournament, G2 Esports and numerous others. In all, there are more than 60 Betway brand partnerships currently in effect. Although the Company believes that these licenses are sufficient for the operation of the business, these licenses typically limit the Company’s use of the third parties’ intellectual property to specific uses and for specific time-periods.

SGHC controls access to and use of its data, database, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. The Company requires its employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and it controls and monitors access to its data, database, software, documentation, proprietary technology and other confidential information. SGHC’s policy is to require all employees and independent contractors to sign agreements assigning to it any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on the Company’s behalf and under which they agree to protect the Company’s confidential information. In addition, the Company generally enters into confidentiality agreements with its partners.

See “Risk Factors — Intellectual Property and Data Privacy Risks — Failure to protect or enforce our intellectual property rights, the confidentiality of our trade secrets and confidential information, or the costs involved in protecting or enforcing our intellectual property rights and confidential information, could harm our business, financial condition and results of operations”, “Risk Factors — Intellectual Property and Data Privacy Risks — Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal information is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations” and other risk factors related to SGHC’s intellectual property included in “Risk Factors — Risks Related to Super Group’s Business” for a more comprehensive description of risks related to SGHC’s intellectual property.

Government Regulation

SGHC is subject to various laws and regulations that affect its ability to operate in the sports betting and online casino industries, which are subject to extensive and evolving local laws and regulations that may change based on political and social norms.

The gaming industry is highly regulated and in jurisdictions where required in order to maintain licenses, the Company pays gaming taxes and other fees in order to continue its licensed operations. The licensing requirements generally concern the responsibility, financial stability, integrity and character of the applicant and relevant individuals and group affiliates, along with the integrity and security of the casino and sports betting product offerings. Violations of any laws or regulations in one jurisdiction could result in disciplinary action or other consequences in other jurisdictions.

While SGHC believes that it is in compliance, in all material respects, with all applicable sports betting and casino laws, licenses and regulatory requirements, the Company is aware that other interpretations of such requirements exist and cannot ensure that its activities or the activities of its affiliates will not become the subject of any regulatory or law enforcement, investigative or other governmental action or proceeding or that any such proceeding or action would not have a material adverse impact on the Company or its business, financial condition or operations.

In order to operate in certain jurisdictions (including U.S. states), SGHC must obtain the appropriate licensure as required under local legislation. Generally, each relevant group company and at times certain directors, officers, employees and material shareholders (typically those holding 5% or more of equity — but not limited to that threshold of holdings nor limited to solely holding equity), would be required to qualify as suitable for a license to be awarded. Suitability is highly discretionary, but is generally considered by gaming authorities by weighing (i) financial stability, integrity and responsibility; (ii) quality and security of the gaming platform, hardware and software; (iii) general history and background; and (iv) social responsibility. Most gambling authorities have the authority to weigh additional factors and require any documentation or information they deem necessary. The failure of SGHC’s officers, directors and holders of its ordinary shares to submit to background checks and provide any requested disclosure could result in the imposition of penalties and could jeopardize the award of a contract to the Company or provide grounds for termination of an existing contract. Generally, any person or entity who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person or entity is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or significant shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, SGHC may deem it necessary, or be required, to sever its relationship with such person or entity.

Gaming and enforcement authorities typically have a broad scope of powers. They may deny an application for a license, condition, revoke or suspend any license issued by them, impose fines and at times, in serious cases, liaise with local prosecutors to pursue legal action, which may result in civil or criminal penalties. Aside from action against a company, gaming and enforcement authorities also have the power to hold accountable associated individuals (such as officers or directors), suspend or revoke a personal license, issue a fine directly against such an individual, disapprove changes to corporate positions and material shareholding, and even incarcerate individuals. Any individual who is required by a gambling authority to make disclosures, file application forms or otherwise provide information and who fails to do so, will generally be denied licensure or be found unsuitable. The license holder may also be subject to disciplinary action or adverse implications to the license due to this.

SGHC currently benefits from licenses for its online sports betting and online casino products in various jurisdictions in Europe, Africa and the Americas, such as Belgium, France, Great Britain, Portugal, Alderney, Spain, Germany, Malta, South Africa, Zambia, the Mohawk Territory of Kahnawake and Mexico. In addition, the Company has entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. DGC USA has secured market access in up to an initial 12 regulated or expected-to-be regulated states in the U.S.

SGHC’s sports betting and casino licensure and operations requires it to comply with legal and regulatory requirements to which it is subject and which are constantly evolving. These regulatory requirements include (among others):

•

Responsible gaming requirements, including proactive intervention with customers concerning potentially problematic gaming habits and providing tools and help for customers and monitoring customer activity,

•	Verifying that the Company’s customers are of the required legal age,

•	Verifying the identity of the Company’s customers,

•	Ensuring that funds used by the Company’s customers are legitimately derived,

•	Implementing geolocation blocking where required, and

•	Data protection and privacy legislation and regulation.

While SGHC is wholly committed to complying with all applicable regulations and has in place processes and procedures dedicated to these requirements, which are constantly evolving, the Company cannot assure the prevention of a violation of one or more laws or regulations, or that an actual or alleged violation by the Company or an employee will not result in the imposition of a monetary fine or suspension or revocation of one or more of the Company’s licenses.

While SGHC is required to maintain licenses in each jurisdiction from which it operates in order to continue its operations, the Company’s offering into certain jurisdictions on the basis of its licenses is at times based on a lack of a local regulatory framework in that jurisdiction where the Company’s services are accessed and used by end users, or based on a specific legal position and/or interpretation of local legislation. The latter, at times, may include a legal position based on EU law or supranational law. As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU or supranational law, there is a risk that the Company’s interpretation would be contested by a government agency or regulator and its legal position ultimately rejected, which may result in administrative, civil or criminal penalties.

Data Privacy Regulations and PCI DSS

Laws, regulations, rules and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal data, which impose significant compliance obligations. The nature of these obligations often varies significantly by jurisdiction.

For example, in the EEA, the processing of personal data is principally governed by the provisions of the General Data Protection Regulation (“GDPR”). Furthermore, notwithstanding the United Kingdom’s withdrawal from the European Union, by operation of the so-called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (“UK GDPR”) the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of an establishment in the United Kingdom and any processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. Therefore, reference to the GDPR herein, also refers to the UK GDPR in the context of the United Kingdom, unless the context requires otherwise. The GDPR applies to any processing operations carried out in the context of an establishment in the EEA as well as any processing operations relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA. The GDPR imposes many onerous obligations, including stringent requirements relating to the consent of data subjects in certain circumstances, expanded disclosures about how personal data is used, requirements to respect enhanced data subject rights in certain circumstances, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA or United Kingdom to countries that have not been judged to ensure an adequate level of protection for personal data, like the U.S. Such transfers of personal data require the use of a valid “transfer mechanism” and, in many cases, the implementation of supplementary technical, organizational and/or contractual measures. In addition, the GDPR provides that EEA member states may introduce specific requirements related to the processing of “special categories of personal data”; as well as personal data related to criminal offenses or convictions. In the United Kingdom, the UK Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such personal data across the EEA and/or United Kingdom.

In the United States, the Federal Trade Commission and the Department of Commerce continue to call for greater regulation of the collection of personal data, as well as restrictions for certain targeted advertising practices. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use and processing of state residents’ personal data. For example, the CCPA went into effect in California on January 1, 2020. The CCPA establishes a new privacy framework for covered businesses and requires specific data processing practices and policies. In November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, which further expands the CCPA with additional data privacy compliance requirements and establishes a regulatory agency dedicated to enforcing those requirements. In addition, privacy- and security-related laws have been passed in other jurisdictions including New York, Virginia and Colorado. These and other data protection and privacy laws and their interpretations continue to develop and may be inconsistent from jurisdiction to jurisdiction. Certain of these laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws.

Given the breadth and depth of changes in relevant data protection obligations and regulatory frameworks, achieving and maintaining compliance with applicable data protection laws and regulations will require significant time, resources and expense, and SGHC may be required to put in place new or additional mechanisms to ensure compliance with current, evolving and new data protection requirements. Actual or perceived failure to comply with relevant data protection obligations and regulatory frameworks could have a material adverse effect on the Company’s reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners, result in an inability to process personal data or to operate in certain jurisdictions, limit the Company’s ability to develop or commercialize current or prospective offerings or services, or require it to revise or restructure its operations.

The Payment Card Industry Data Security Standard (“PCI DSS”) applies to the processing of cardholder data. PCI DSS consists of a set of policies and procedures intended to enhance the security of cardholder data during card transactions. PCI DSS was implemented by the five largest credit card brands — Visa, Mastercard, Discover, American Express, JCB. Compliance in this regard is important as SGHC does process cardholder data. Where there is actual or perceived non-compliance with PCI DSS, this may result in SGHC’s inability to process payments, monetary penalties and reputational damage. As part of PCI DSS compliance SGHC is required to undertake internal and external network vulnerability scans at least quarterly and after any significant change in the network and to carry out a formal risk assessment process at least annually and upon significant changes to the environment that identifies critical assets, threats, and vulnerabilities. Where such scans reveal any lack of compliance, the Company will take appropriate steps to ensure compliance in accordance with the relevant and applicable policies and procedures.

See “Risk Factors — Intellectual Property and Data Privacy Risks — Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal information is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations.” and “Risk Factors — Intellectual Property and Data Privacy Risks — Our processing of cardholder data is subject, in addition to data protection and privacy laws, to strict industry standards and security procedures. Compliance with the requirements to process cardholder data can be onerous and may require the implementation of new procedures, policies and security measures or the amendment of existing ones which may require material expenditures and harm our financial condition and results of operations. Any actual or perceived failure to comply may result in the inability to process payments, monetary penalties and reputational damages which may require material expenditures and harm our financial condition and results of operations.” for a more comprehensive description of risks related to data privacy requirements and PCI DSS.

C.	Organizational Structure

Upon consummation of the Business Combination, SEAC and SGHC Limited became wholly-owned subsidiaries of NewCo. The following diagram depicts the organizational structure of the Company as of the date of the Closing.

SUPER GROUP (SGHC) LIMITED

Super Group (SGHC) Limited (Guernsey)
Directors: N Menashe, R Hasson, A van Wyk, B Dutnall, J Le Poidevin, E Grubman, J Collins
SGHC Limited (Guernsey)
Directors: N Menashe, ,R Hasson, A van Wyk, B Dutnall, J Le Poidevin
Sports Entertainment Acquisition Corp. (SEAC) (Delaware)
Directors: E Grubman, J Collins
SGHC SA Limited (SA) (Directors: A van Wyk)
Raging River Trading (Pty) Limited (South Africa) (Reg no2011/134505/07) (Directors: J Kramer / A Prissman)
Raichu Investments (Pty) Ltd (South Africa) (Reg no.2001/006092/07) (Directors: L Michel / A Van Wyk)
Fengari Holdings Limited (Guernsey) (Reg no .66634) (Directors: Whitfield Management Ltd)
Eastern Dawn Sports (Pty) Limited (South Africa) (Reg no. 2021/915692/07) (Directors: J Kramer / A Prissman)
Osiris Trading (Pty) Ltd (South Africa) (Reg no. 1999/005636/07) (Directors: L Michel / A Van Wyk)
City Views Limited (Guernsey) (Reg no 66587) Licensor of TPG Brands (Directors: M Burnham, G Bettridge, I Cronje)
Pelion Holdings Limited (Guernsey) (Reg no. 67586) (Directors: Whitfield Management Limited)
Lanester Investments Limited (Guernsey) (Reg no. 67008) (Directors: Whitfield Management Ltd / M Burnham, G Bettridge)
Funplay Limited (Formerly Betscreen) Limited (Malta) (Reg no. 77329) (Directors: R Akitt/ D Galea Azzopardi)
Cadgroup Limited (Guernsey) (Reg no. 69949) (Directors: R Akitt, M Burnham, A. Werkman)
The Spike (Canada) (Reg no. 1190812-0) (Directors: G Bettridge, M Burnham, Z Cronje)
Cadtree Limited (Alderney) (Reg no. 2031) (Director: G Bettridge, M Burnham, I Cronje)
Zuzka Limited (BVI) (Reg no. 1837526) (Directors: Whitfield Management Ltd)
Cadway Limited (Alderney) (Reg no. 2032) (Director: R. Akitt, A. Werkman)
AlphaMedia Ltd (Malta) Casino Operator (Reg no. C81641) (Directors: G Bettridge / M Burnham)
Selborne Ltd (Gibraltar) (Reg no. 85486) (Directors: Whitfield Management Ltd)
Bayton Limited (Malta) (Reg no. C41970) (Directors: G.Bettridge/M Burnham)
Baytree (Alderney) Limited (Alderney) (Reg no. 2012) (Directors: Whitfield Management Ltd)
Baytree Interactive Limited (Guernsey) (Reg no. 69691) (Directors: M. Burnham / G. Bettridge, I Cronje)
Bayton (Alderney) Limited (Alderney) (Reg no. 2011) (Directors: Whitfield Management Ltd)
Digimedia Ltd (Malta) Casino Operator (Reg no. C45651) (Directors: G Bettridge/M Burnham)
Seabrook Limited (Gibraltar) (Reg no. 102527) (Directors: Charlotte Management Limited)
Smart Business Solutions SA (Paraguay) (Reg no. 80111428) (Directors: Mauricio Salgueiro)
Digimedia (Alderney) Limited (Alderney) (Reg no. 2014) (Directors: Whitfield Management Ltd)
Red Interactive (UK) (Reg no. 05720118) (Directors: R Miller/ M Burnham)
Buffalo Partners Limited (Gibraltar) (Reg no. 111688) (Directors: Whitfield Management Ltd)
Partner Media Limited (Gibraltar) (Reg no. 102246) (Directors: Whitefield Management Ltd)
Webhost Limited (Guernsey) (Reg no. 67735) (Director: Whitfield Management Ltd)
SGHC UK Limited (UK) (Directors: N Menashe, B Susskind, R Hasson)
SGHC USA Inc. (USA) (Directors: A van Wyk, R Dutnall)
Pindus Holdings Limited (Guernsey) (Reg no. .67010) (Directors: M Burnham, R Akitt, B Dutnall)
Yakira Limited (Guernsey) (Reg no.67226) (Directors: M Burnham / J Chilton / B Bielich)
Gazelle Management Services Ltd (Guernsey) (Reg no.67047) (Directors: Whitfield Management Ltd)
Kavachi Holdings Limited (Guernsey) (Reg no. 66949) (Directors: Whitfield Management Ltd)
Headspace (Pty) Ltd (South Africa) (Reg no2017/522175/07) (Directors: A Prissman / L Michel / J Chilton)
Betway Group Limited (Guernsey) (Reg no. 66909) (Directors: R Akitt/ A Werkman /D Galea Azzopardi /N Shepard)
Kenbel Holdings Limited (Kenya) External shareholder
GM Gaming Limited (Malta) (Reg no.C 43029) Casino Operator
20%
Jambo Marketing Limited (Kenya)
GM Gaming Columbia S.A.S (Columbia)
GMBS Limited (Malta) (Reg no. C 95493) Casino Operator
GM Gaming (Alderney Limited (Alderney) (Reg no. 2013) (Directors Whitfield Management Ltd)
99.9%
0.01%
SUCURSAL EM PORTUGAL Número de Identificação da Segurança Social (Portugal)
GM Gaming France SAS (Lyon) (Reg no. 904 141 694) (Directors: J Chilton)
Sevenvale Limited (Guernsey) (Reg: 69023)
Marzen Limited (United Kingdom)
Betway Alderney Limited (Alderney) (Reg no. 1955)
BETWAY MEXICO, S.A. DE C.V (Mexico)
Betway Limited (Malta)
Win Technologies Spain Operations, Sociedad Limitada (Spain)
Win Technologies (UK) Limited (United Kingdom)
Betway KZ LLP (Kazakstan)
Topcroyde Limited (Cyprus)
ADMINISTRADORA BETWAY MEXICO (Mexico)
Betway Group Limited Sucursal Argentina (Buenos Aires Provence, Argentina)
99.9%
JALC «Bel-Vladbruvals» (Belarus)
Betway SA (Ceuta)
Betway Limited (Guernsey Branch)
BW Services GmbH (Germany)
DigiProc Consolidated Limited (Guernsey) (Reg no. 68095) (Directors: Whitfield Management Ltd)
Digiprocessing Consolidated Ltd (BVI) (Reg no. 1741586) (Directors: Whitfield Management Ltd)
Digiprocessing (Mauritius) Limited (Mauritius) (Reg no. 134919) (Directors: Paul Burton)
Digi2Pay Investments Limited (South Africa) (Reg no. 2012/210880/07) (Directors: Paul Burton; A Van Wyk)
Digiprocessing Limited (Gibraltar) (Reg no. 110368) (Directors: P Burton/ J Holmes)
Digiprocessing Pty Limited (South Africa) (Reg no. 2012/210904/07) (Directors: Paul Burton / A Van Wyk / S Eggberry)
Digiprocessing (IOM) Limited (Isle of Man) (Reg no. 07876V) (Director: S Eggberry)
Merryvale Limited (Guernsey) (Reg no .66614) (Directors: Whitfield Management Limited, R Akitt, B Dutnal, N Sheperd)
Hennburn Holdings Limited (Canada) (Directors: R Akitt)
BG Marketing Limited (UK) (Reg no. 12970669) (Directors: Tim Whyles)
Delman Holdings Limited (Canada) (Reg no. 557418) (Director: G Bettridge)
Tailby Limited (Guernsey) (Reg no. 67736) Licensor of FLG brands (Directors: Whitfield Management Ltd)
Betbox Limited (Malta) (Reg no. 74697) Licensor of Betway USA brand (Directors: R Akitt/ D Galea Azzopardi)
Stanworth Development Limited (Guernsey) (Reg no. 67042) Licensor of BRE brands (Directors: Whitfield Management Ltd)
Akova Holdings Limited (Canada) (Reg no. 682183) (Directors: G Bettridge)
Haber Investments Limited (Guernsey) (Reg no. 1718476) (Director: Whitfield Management Ltd)
99.9%
100%
Digibay Limited (Nigeria) (Reg no.RC1371620) (Directors: A Prissman / J Chilton / C Ubosi)
The Rangers Limited (Uganda) (Reg no. 139797) (Directors: A Prissman / J Chilton / D Kamurasi)
Sports Betting Group Ghana Limited (Ghana) (Reg no.CS591942015) (Directors: A Prissman/ J Chilton / K Ainuson)
Media Bay Limited (Tanzania) (Reg no. 136092) (Directors: A Prissman /J Kramer)
Emerald Bay Limited (Zambia) (Reg no. 120140119253) (Directors: A Prissman /M Chiteba)
Rosebay Limited (Cameroon) (Reg no. RC/DLA/2017/B/3805) (Directors: A Prissman /J Kramer / A Tabetandu)
Diamond Bay Limited (Rwanda) (Reg no. 107448637) (Directors: A Prissman / J Kramer)
Jogos Socialis E Entretenimento, SA (Mozambique) (Reg no. 100652803) (Directors: A Prissman / J Kramer / A Dauane / H Simbine)
15%
7%
1.02%
1 share
15%
12.5%
CC Ubosi (Nigeria) External Party
Poseidon Investments Limited (Uganda) External Shareholder
Beekman Nominees Ghana Limited K weku Ainuson (Ghana)
M Mchunguzi
A Gitare (Rwanda) External Shareholder
Futurium (100) LJ ampiao (25) (Mozambique) External Shareholder
Digital Outsource International Ltd (UK) (Reg no. 05657580) (Director: G Puente)
CRM Services Ltd (IOM) To be wound up (Directors: Richard Akitt)
DiversityTech (Pty) Ltd (South Africa) (Reg no. 2012/119635/07) (Directors: A Van Wyk)
DOS Digital Outsource Services Unipessoal LDA (Portugal) (NIPC 516319744.) (Director: G Puente)
Wingate Trade (Pty) Ltd (South Africa) (Reg no. 2013/039835/07) (Directors: A Van Wyk)
Digital Outsource Services (Pty) Ltd (South Africa) (Reg no. 2012/119562/07) (Directors: D Stevenson; A Van Wyk, V February, K Kovarsky, G pereira)
Digital Outbound Services (Pty) Ltd (South Africa) (Reg no. 2012/121047/07) (Directors: A Van Wyk)

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by NewCo
SGHC UK Limited	United Kingdom	Head office company	100%
SGHC SA Limited	Australia	Head office company	100%
Webhost Limited	Guernsey	Operational procurement company	100%
Pelion Holdings Limited	Guernsey	Holding company	100%
Lanester Investments Limited	Guernsey	Operational	100%
Seabrook Limited	Gibraltar	Dormant processing entity	100%
Selborne Ltd	Gibraltar	Dormant processing entity	100%
Digimedia Limited	Malta	Licensed (MGA)	100%
AlphaMedia Limited	Malta	Dormant - licensed with the MGA	100%
Digimedia (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Partner Media Limited	Gibraltar	Marketing services	100%
Buffalo Partners Limited	Gibraltar	Affiliate marketing services	100%
Fengari Holdings Limited	Guernsey	Holding company	100%
Baytree Limited	Guernsey	Licensed (KGC)	100%
Bayton (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Bayton Limited	Malta	Licensed (MGA)	100%
Baytree (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
City Views Limited	Guernsey	Operational and owns IP	100%
Pindus Holdings Limited	Guernsey	Holding Company	100%
Kavachi Holdings Limited	Guernsey	Holding Company	100%
Betway Group Limited	Guernsey	Operational services	100%
Marzen Limited	United Kingdom	Holding Company	100%
Sevenvale Limited	Guernsey	Dormant	100%
WinTechnologies Spain Operations, Sociedad Limitada	Spain	Operational back office services	100%
Win Technologies (UK) Limited	United Kingdom	Operational back office services	100%
Betway KZ LLP	Kazakhstan	Dormant	100%
Betway Alderney Limited	Alderney	Dormant - licensed with the AGCC	100%
Topcroyde Limited	Cypress	Holding company and back office services	100%
JALC «Bel-Vladbruvals»	Belarus	Licensed	100%
Funplay Limited	Malta	Starting up - media services	100%
Betway Limited	Malta	Operational branch	100%
Betway Spain SA	Ceuta	Licensed	100%
Betbox Limited	Malta	Licensed	100%
Yakira Limited	Guernsey	Holding company	100%
GM Gaming Limited	Malta	Licensed (MGA)	100%
GM Gaming Columbia S.A.S.	Columbia	Licensed - in application process	100%
GMBS Limited	Malta	Licensed	100%
GM Gaming (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Gazelle Management Holdings Limited	Guernsey	Holding company	100%
Headsquare (Pty) Limited	South Africa	Headquarter company	100%
Digibay Limited	Nigeria	Licensed	85%
The Rangers Limited	Uganda	Licensed	93%
Sports Betting Group Ghana Limited	Ghana	Licensed	99%
Media Bay Limited	Tanzania	Licensed	99.9%
Emerald Bay Limited	Zambia	Licensed	99.9%
Rosebay Limited	Cameroon	Licensed	100%
Diamond Bay Limited	Rwanda	Licensed	85%

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by NewCo
Jogos Socialis E Entretenimento, SA	Mozambique	Licensed	88%
Merryvale Limited	Guernsey	IP	100%
BG Marketing Services Limited	United Kingdom	Back office service	100%
Stanworth Development Limited	Guernsey	IP	100%
Tailby Limited	Guernsey	IP	100%
Akova Holdings Limited	Canada	Dormant	100%
Delman Holdings Limited	Canada	Dormant	100%
Hennburn Holdings Limited	Canada	Dormant	100%
DigiProc Consolidated Limited	Guernsey	Holding company	100%
Digiprocessing (Mauritius) Limited	Mauritius	Back office services	100%
Digi2Pay Investments (Pty) Limited	South Africa	Holding company	100%
Digiprocessing Limited	Gibraltar	Processing services	100%
Digiprocessing Pty Limited	South Africa	Back office service	100%
Digiprocessing (IOM) Limited	Isle of Man	Back office services	100%
Raging River Trading (Pty) Limited	South Africa	Licensed (WCGB) / software development	100%
Osiris Trading (Pty) Limited	South Africa	Back office services	100%
Raichu Investment (Pty) Ltd	South Africa	Holding company	100%
Zuzka Ltd	British Virgin Islands	Funding vehicle	100%
Diversity Tech Investments (Proprietary) Limited	South Africa	Holding	100%
Digital Outsource International Limited	United Kingdom	Back office services	100%
DOS Digital Outsource Services Unipessoal LDA	Portugal	Back office services	100%
Wingate Trade (Pty) Limited	South Africa	Operational - licensed reseller	100%
Digital Outsource Services (Pty) Limited	South Africa	Back office services - in liquidation	100%
Haber Investments Limited	Guernsey	Holding	100%
Red Interactive Limited	United Kingdom	Marketing agency	100%
Eastern Dawn Sports (Pty) Limited	South Africa	Gaming Operator - not yet operational	100%
Smart Business Solutions SA	Paraguay	Gaming Operator - not yet operational	100%
CadGroup Limited	Guernsey	Holding company	100%
Cadway Limited	Alderney	Gaming Operator - not yet operational	100%
Cadtree Limited	Alderney	Gaming Operator - not yet operational	100%

D.	Property, Plants and Equipment

SGHC’s principal executive office is located in Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR. SGHC’s primary facilities located in Guernsey, Malta, South Africa and the United Kingdom are used primarily for sports trading, management, technology, commercial/sales and marketing, finance, legal, and human resources teams. Worldwide the Company leases approximately 344,000 square feet of office space. None of these leases are considered to be material to the Company.

The Company believes that its facilities are adequate to meet its needs for the immediate future and that suitable additional space will be procured to accommodate any expansion of its operations as needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For purposes of this section, “Super Group Holding Company,” “Super Group,” “SGHC,” “we,” “our,” “us” and the “company” refer to NewCo and all of its subsidiaries prior to the consummation of the Business Combination, unless the context otherwise requires. Super Group (SGHC) Limited is the new combined company in connection with the Business Combination, in which shareholders of SGHC and SEAC exchanged their shares for shares in Super Group (SGHC) Limited.

The following discussion includes information that Super Group’s management believes is relevant to an assessment and understanding of Super Group’s consolidated results of operations and financial condition. Following the consummation of the Business Combination, Super Group and its wholly-owned subsidiaries became wholly-owned subsidiaries of NewCo, and Super Group comprises the operations of NewCo. References to Super Group or SGHC in the following discussion shall be synonymous with references to NewCo following the Business Combination.

The discussion should be read together with the historical audited annual consolidated financial statements of Super Group and its subsidiaries, and the related notes thereto, incorporated by reference in this Report on Form 20-F. The discussion and review should also be read together with NewCo’s unaudited pro forma financial information for the year ended December 31, 2020. See Item 8.A “Pro Forma Condensed Combined Financial Information.”

Super Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this Report on Form 20-F.

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Super Group’s consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Super Group Holding Company is a leading global online sports betting and gaming operator. Super Group’s mission is to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Super Group’s strategy for achieving this is built around three key pillars:

1.	Expanding its global footprint into as many regulated markets as possible in order to engage with as many customers as it can possibly reach;

2.	Increasing awareness of its brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and

3.	Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.

SGHC Limited was incorporated in July 2020. On October 7, 2021, it became the ultimate holding company for a group of companies through a subsequent reorganization of entities with common ownership. Super Group (SGHC) Limited, the parent company of SGHC Limited effective immediately following the Closing, was incorporated on March 29, 2021. The first entity to form part of the reorganization was Pindus Holdings Limited (“Pindus”) and its subsidiaries. Pindus was incorporated on May 16, 2018, and subsequently acquired Kavachi Holdings Limited, the latter being the legal entity that houses the business known as Betway. Pindus is the acquiring entity for the purposes of this reorganization.

Fengari Holdings Limited (“Fengari”) was incorporated on July 26, 2019. On July 31, 2019, Fengari acquired City Views Limited (parent of the trading companies within that group) for a cash consideration, from which point Fengari was incorporated under SGHC. On October 7, 2020, Fengari became a subsidiary of Super Group as part of the reorganization.

Pelion Holdings Limited (“Pelion”) was incorporated as a holding company on April 1, 2020, and shortly thereafter, on May 4, 2020, acquired Lanester Investment Limited (parent of the trading companies within that group) for a cash consideration. At the time of the incorporation of Pelion the ownership structure was identical to that of Super Group and Pelion was consequently incorporated under Super Group on October 7, 2020, as part of the reorganization. Fengari and Pelion and their subsidiaries are also collectively referred to as Spin.

On September 30, 2020, Pindus purchased 100% of the issued share capital of Yakira Limited (“Yakira”) and Gazelle Limited (“Gazelle”). Yakira and Gazelle and their subsidiaries are entities to which the Betway brand had been licensed for trading in a number of jurisdictions.

Following the conclusion of the reorganization and transactions stated above, Super Group now comprises Pindus, Yakira and Gazelle (collectively analogous with / known as Betway) and Fengari and Pelion (collectively analogous with / known as Spin).

As of the date of this Report, Super Group subsidiaries are licensed in 25 jurisdictions (not including DGC USA’s market access deals in the United States) and manage approximately 3,700 employees. Over the first six months of 2021, on average, over 2.5 million customers per month have yielded in excess of $3.99 billion in wagers per month. During the period July 1, 2020 to June 30, 2021, total wagers amounted to $44.45 billion. Super Group’s business generated $1.04 billion (€908 million) of revenue between January 1, 2020 and December 31, 2020 in different geographic regions, including Africa and Middle East, Asia and Pacific, Europe, North America and Latin America, such regions accounting for approximately 4%, 26%, 21%, 46% and 2%, respectively, of Super Group’s total revenue in 2020.

Recent Developments

On December 1, 2021, the Company completed acquisitions of Red Interactive Limited and Haber Investments Limited, as discussed in Note 25 of the consolidated financial statements incorporated by reference in this Report.

On January 27, 2022, the Business Combination was consummated. Pursuant to the Business Combination Agreement, prior to the closing of the Business Combination, SGHC underwent a preclosing reorganization wherein all existing shareholders of SGHC exchanged their shares in SGHC for newly issued ordinary shares in NewCo. Further details regarding the Business Combination are included in this Report in the section title “— Business Combination, Reorganization and Public Company Costs.”

What Super Group Does

Super Group’s global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:

•	Betway, a single-brand premier online sports betting offering, and

•	Spin, a multi-brand online casino offering.

Betway is Super Group’s single-brand online sports betting offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. The brand is sports-led but also offers casino games. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams and leagues worldwide. As of June 30, 2021, Betway has more than 60 such arrangements and is actively negotiating for further expansion.

Spin is Super Group’s multi-brand online casino offering. Spin’s diverse portfolio of more than 20 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin is casino-led but some of its brands also offer sports betting products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which SGHC believes an expansive brand portfolio to be a significant asset.

SGHC aims to further expand its global footprint through the acquisition of Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”), which holds the exclusive license to use the Betway brand in the United States. On April 7, 2021, SGHC entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. This transaction is expected to close by the first half of 2022. DGC USA has already secured market access in up to an initial 12 regulated or expected-to-be regulated states in the United States and its acquisition will enable SGHC to penetrate and leverage its capabilities in these new markets. As of the date of this Report, the Betway brand (operated by licensee, DGC USA) is live in 5 states, i.e. New Jersey, Pennsylvania, Indiana, Iowa and Colorado, but has no specific timeline for receipt of approvals from the remaining 7 states among the initial 12 market access arrangements with DGC USA, i.e. Arizona, Ohio, Kansas, Louisiana, Mississippi, Missouri and Virginia, or other potential markets beyond the initial 12 market access arrangements. An agreement is also in place for the provision of an additional casino brand in Pennsylvania.

Following Betway’s global expansion, the Company has, in certain circumstances, licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.

Business Combination, Reorganization and Public Company Costs

On April 23, 2021, SGHC entered into a Business Combination Agreement (the “Business Combination Agreement”) with Sports Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), NewCo, SGHC Merger Sub, Inc., and Sports Entertainment Acquisition Holdings LLC (the “Business Combination”). Pursuant to the Business Combination Agreement, subject to the terms and conditions therein, prior to the closing of the Business Combination (the “Closing”), SGHC underwent a pre-closing reorganization (the “Reorganization”) wherein all existing shareholders of SGHC (the “Pre-Closing Holders”) exchanged their shares of SGHC for newly issued ordinary shares of NewCo (“NewCo Ordinary Shares”). SGHC is deemed the accounting predecessor and the combined entity will be the successor registrant with the SEC, meaning that SGHC’s financial statements for previous periods will be disclosed in NewCo’s periodic reports filed with the SEC after the consummation of the Business Combination.

While the legal acquirer in the Business Combination is NewCo, for financial accounting and reporting purposes under IFRS, SGHC will be the accounting acquirer. Under this method of accounting, SEAC will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, SGHC will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of SGHC. Accordingly, the consolidated assets, liabilities and results of operations of SGHC have become the historical financial statements of NewCo, and SEAC’s assets, liabilities and results of operations will be consolidated with SGHC beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of SGHC in future reports. The net assets of SEAC will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. See the section titled “The Business Combination Proposal — Anticipated Accounting Treatment.”

As a consequence of the Business Combination, NewCo will be the successor to an SEC-registered and NYSE-listed company which will require NewCo to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. NewCo expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, cancellation of sporting events, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in which SGHC operates. COVID-19 and these actions have also had a significant impact on SGHC’s business, its suppliers and its customers. The direct impact on SGHC’s business, beyond disruptions in normal business operations, was driven by the suspension, postponement and cancellation of major sports seasons and events. While many sports have since restarted, some have been played on a reduced or uncertain schedule. In addition, with the explosion of the Delta variant around the world, the Company cannot be sure whether additional mitigation steps, including shutdowns and forced closures, will occur and limit the number of sports events in the coming months. The ultimate impact of COVID-19 on SGHC’s financial performance will depend on the length of time that such disruptions exist. Conversely, hard lockdowns, stay-at-home or shelter-in-place orders for the general populace in many jurisdictions accelerated the shift to online commerce, which management believes has benefitted the business in some areas. The extent to which the removal of such restrictions will have lasting effects on the business is not yet known and may take some time to become clear, particularly if subsequent waves of the pandemic lead to the reinstatement of similar restrictions in the future.

As the COVID-19 pandemic continues to evolve, the ultimate extent of the impact on SGHC’s businesses, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on global economies and the timing, scope and effectiveness of federal, state and local governmental responses to the pandemic in the United States and national, provincial / state / regional and local responses elsewhere around the world. The COVID-19 pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. These measures may adversely impact SGHC’s employees and operations and the operations of its business partners and may negatively impact SGHC’s business. SGHC’s revenues are dependent on interest in sporting events, which have been, and may be in the future, substantially limited during times of business shutdowns and the cancellation or reduction of physical participation in such activities.

There is no certainty that any actions taken by SGHC will be sufficient to mitigate the risks posed by the COVID-19 pandemic or that any of the secular factors arising from COVID-19 (such as the general trend towards online commerce that has benefited all digital businesses) will continue to be of benefit to SGHC. These factors related to COVID-19 are beyond SGHC’s knowledge and control and, as a result, at this time, SGHC is unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on SGHC’s business, operating results, cash flows and financial condition. Based on current trends, SGHC does not expect there to be a long-term negative financial impact from the COVID-19 pandemic. After an initial sharply negative impact (in online sports betting in particular, where the wholesale cancellation of sporting events led to a significant reduction of wagering during the months of March, April, May and June of 2020) the business has recovered and has reverted to levels of growth not significantly different from that which management was expecting prior to the onset of the pandemic. Other than in jurisdictions where COVID-19-related restrictions were imposed on online gaming (such as the UK), the online casino business was not negatively impacted at the height of the pandemic but instead benefited from hard lockdowns which management believes resulted in more people looking online for entertainment. The effect of this dissipated somewhat as hard lockdowns ended but the online casino segment nonetheless remains robust in management’s view and growth has again returned to levels in line with pre-pandemic expectations. Notwithstanding this, the inherent unpredictability of the pandemic and how governments will respond to it mean that management cannot be certain as to whether or not these trends will persist and hence what the long-term effects of the pandemic will be. See the section titled “Risk Factors — Risks Related to Super Group’s Business — COVID-19 has affected our business and operations in a variety of ways. The pandemic restrictions may have affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations and a decrease in consumer spending, and it may continue to do so in the future. On the other hand, we cannot assure you that consumers will not decrease online gaming activities as pandemic restrictions are loosened. These cross-currents may have unknown and adverse effects that are impossible for us to predict.”

Comparability of Financial Information

For Six Months Ended June 30, 2020, and June 30, 2021

Owing to the effects of the Business Combination, SGHC’s future results of operations and financial position may not be comparable to historical results. Furthermore, SGHC’s financial half years ending June 30, 2020, and June 30, 2021, both included one or more business acquisitions.

SGHC Limited acquired additional businesses during the half year ending June 30, 2021, which include mostly back-office service provider companies including DigiProc Consolidated Limited was acquired on April 14, 2021, Raichu Investments Proprietary Limited was acquired on April 19, 2021, Webhost Limited, Partner Media Limited, and Buffalo Partners Limited was acquired on April 9, 2021. Raging River Proprietary Limited was deemed to have been acquired on January 11, 2021. SGHC was formed on July 6, 2020. Based on these facts, the financial statements for SGHC Limited will consist of:

•	the period from January 1 to June 30, 2020 will include Pindus Holdings Limited and its subsidiaries and Fengari Holdings Limited and its subsidiaries;

•

the period from April 1, 2020 to June 30, 2020 will include Pindus Holdings Limited and its subsidiaries, Fengari Holdings Limited and its subsidiaries and Pelion Holdings Limited and its subsidiaries;

•

the period from January 1, 2021 to June 30, 2021 SGHC Limited will be included and its subsidiaries, including Pindus Holdings Limited and its subsidiaries, Fengari Holdings Limited and its subsidiaries and Pelion Holdings Limited and its subsidiaries;

•	for the period January 11, 2021 to June 30, 2021 SGHC Limited will be included and its newly acquired subsidiary Raging River Proprietary Limited; and

•

for the period April 9, 2021 to June 30, 2021 SGHC Limited will be included and its newly acquired subsidiaries of Webhost Limited, Partner Media Limited, and Buffalo Partners Limited, for the period April 19, 2021 to June 30, 2021 it will include the new subsidiary of Raichu Investments Proprietary Limited and its subsidiaries, and for the period April 14, 2021 to June 30, 2021 it will include the new subsidiary of DigiProc Consolidated Limited and its subsidiaries.

Accordingly, when considering the financial information that follows, the reader should bear in mind, particularly when comparing the Company’s performance in the half year ended June 30, 2021, with its performance in the half year ended June 30, 2020, that only Pindus Holdings, Fengari Holdings and their subsidiaries are included in full in both half years; that Pelion Holdings and its subsidiaries are included for only a part of the half year ended June 30, 2020; and that all of the other acquired entities and their subsidiaries are included only for varying parts of the half year ended June 30, 2021, notwithstanding that all entities were acquired as going concerns housing underlying businesses that had all been trading for several years prior to acquisition. See “— Key Components of Revenue and Expenses” later in this section.

For Years Ended December 31, 2019, and December 31, 2020

Owing to the effects of the Business Combination, SGHC’s future results of operations and financial position may not be comparable to historical results. Furthermore, SGHC’s financial years ending December 31, 2019, and December 31, 2020, both included one or more business acquisitions.

Fengari Holdings Limited was deemed to have been acquired on July 26, 2019. Fengari Holdings Limited acquired City Views on July 31, 2019. Pelion Holdings Limited was deemed to have been acquired on April 1, 2020. Pelion Holdings Limited acquired Lanester on May 4, 2020. Yakira Limited and Gazelle Limited were both acquired by Pindus Holdings Limited on September 30, 2020. Pindus Holdings Limited is the predecessor entity and its results will therefore be reflected in the financial statements prior to July 31, 2019. SGHC was formed on July 6, 2020. Based on these facts, the financial statements for SGHC Limited will consist of:

•	the period from January 1, 2019 to July 26, 2019 will include Pindus Holdings Limited and its subsidiaries;

•	the period from July 27, 2019 to March 31, 2020 will include Pindus Holdings Limited and its subsidiaries and Fengari Holdings Limited and its subsidiaries;

•

the period from April 1, 2020 to July 5, 2020 will include Pindus Holdings Limited and its subsidiaries, Fengari Holdings Limited and its subsidiaries and Pelion Holdings Limited and its subsidiaries; and

•

for the period ended to December 31, 2020 SGHC Limited will be included and its subsidiaries, including Pindus Holdings Limited and its subsidiaries (from October 1, 2020, inclusive of that date, the latter included Yakira Limited and Gazelle Limited which were both acquired by Pindus Holdings Limited on September 30, 2020), Fengari Holdings Limited and its subsidiaries and Pelion Holdings Limited and its subsidiaries.

Accordingly, when considering the financial information that follows, the reader should bear in mind, particularly when comparing the Company’s performance in the year ended December 31, 2020, with its performance in the year ended December 31, 2019, that only Pindus Holdings and its subsidiaries are included in full in both years; that Fengari Holdings and its subsidiaries are included for the full year ended December 31, 2020, but only a part of the year ended December 31, 2019; and that all of the other acquired entities and their subsidiaries are included only for varying parts of the year ended December 31, 2020, notwithstanding that all entities were acquired as going concerns housing underlying businesses that had all been trading for several years prior to acquisition. See “ — Key Components of Revenue and Expenses” later in this section.

Acquisition of Raging River

On January 11, 2021, Pindus Holdings, a subsidiary of SGHC entered into an option agreement with the shareholders of Raging River, pursuant to which it acquired the entire issued share capital of Raging River for a cash consideration. The option period was for the period commencing on the date of the Agreement (January 11, 2021) and ending on December 31, 2025. Pindus exercised the option on April 8, 2021. Pindus nominates SGHC SA under option to purchase 100% of share capital in Raging River. On January 11, 2021, the shares were transferred to SGHC SA as per the terms of agreement.

Acquisition of Operating Companies

On April 9, 2021, SGHC entered into an agreement to acquire Webhost Limited, a company providing procurement services to SGHC and City Views a subsidiary of SGHC also entered into agreements to acquire Partner Media limited and Buffalo Partners Limited, both companies providing marketing services to SGHC. On April 14, 2021 and April 19, 2021 SGHC entered into agreements to acquire DigiProc Consolidated and Raichu Investments, both entities which provide back-office administrative services to SGHC. These agreements were for a cash considerations.

Acquisition of Fengari

On October 7, 2020, SGHC entered into an agreement with the shareholders of Fengari, pursuant to which it acquired the entire issued share capital of Fengari, in consideration for the issue to the shareholders of Fengari of an aggregate of 13,638,493 ordinary shares of no par value each in SGHC, on the basis of one ordinary share for each share of Fengari sold. Immediately prior to the acquisition of Fengari by SGHC, the shareholders of Fengari were the same as the then shareholders of SGHC and held their shares in Fengari in the same proportions as they held their shares in SGHC. Accordingly, the shareholders of SGHC and their respective percentage ownership of SGHC were unchanged by the acquisition. The purpose of this transaction was to consolidate Fengari and its subsidiaries into the SGHC group while retaining the ultimate beneficial ownership position of Fengari.

From March 12, 2020, the ownership structure and holdings percentages of Fengari were identical to those which were acquired by the Company on October 7, 2020. Prior to this, all shareholders were present in the ownership structure. This ownership structure was in place from the time of Fengari’s incorporation on July 26, 2019. Based on this high degree of commonality of ownership with the Company from incorporation and the acquisition of City Views by Fengari on July 31, 2019, management concluded that Fengari should be included in the SGHC financial statements from August 1, 2019, inclusive of that date.

Acquisition of Pelion

On October 7, 2020, SGHC entered into an agreement with the shareholders of Pelion, pursuant to which it acquired the entire issued share capital of Pelion in consideration for the issue to the shareholders of Pelion of an aggregate of 13,638,493 ordinary shares of no par value each in SGHC on the basis of one ordinary share for each share of Pelion sold. Immediately prior to the acquisition of Pelion by SGHC, the shareholders of Pelion were the same as the then shareholders of SGHC and held their shares in Pelion in the same proportions as they held their shares in SGHC. Accordingly, the shareholders of SGHC and their respective percentage ownership of SGHC were unchanged by the acquisition. The purpose of this transaction was to consolidate Pelion and its subsidiaries into the SGHC group while retaining the ultimate beneficial ownership position of Pelion.

Pelion was incorporated as a holding company on April 1, 2020, and shortly thereafter, on May 4, 2020, acquired Lanester Investments Limited. At the time of incorporation of Pelion on April 1, 2020, the ownership structure and holdings percentages of Pelion were identical to those which were acquired by SGHC Limited on October 7, 2020. The Company believes that the combination including Pelion with the Company should be deemed to have occurred on April 1, 2020, with acquisition by the Company of Lanester Investments Limited on May 4, 2020, accounted for as a business combination on that date.

Due to the scale of the businesses acquired in the years ended December 31, 2019 and December 31, 2020, and the resulting impact of their consolidation with Pindus and Fengari on the financial results of SGHC during the year ended December 31, 2020, the comparative discussion of the financial results of SGHC for the year ended December 31, 2020, and of Pindus and Fengari for the year ended December 31, 2019, may be of limited use in assessing the performance of the business year-over-year.

See also the section titled “ — Business Combination, Reorganization and Public Company Costs.”

Key Factors Affecting Operating Results

SGHC believes that its performance and future success depend on several factors that present significant opportunities for SGHC but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors — Risks Related to Super Group’s Business.” SGHC’s financial position and results of operations depend to a significant extent on the following factors:

Ability to Acquire, Retain and Monetize Customers

SGHC’s ability to effectively market its offerings is critical to operational success. The Company undertakes a variety of marketing initiatives, include traditional marketing channels (such as television, print and radio), digital marketing (such as online display advertising, search engine marketing, social media and “affiliates” marketing, the latter being an industry term describing independent third-party marketing agencies which despite the word “affiliate” are not affiliated with the Company in the ordinary sense of the word) and retention marketing (including via email, text messages and social media). Traditional marketing channels are by their nature difficult to measure. Digital marketing is typically more measurable but somewhat more complex to undertake. Retention marketing is subject to customer consent which is not always granted or may be revoked. In all cases it is therefore difficult to extrapolate the Company’s past performance into the future and/or into new markets where SGHC has not previously marketed its products and offerings.

In all of its marketing channels SGHC makes widespread use of incentives, also called bonuses or comps, which are accounted for as a deduction in the calculation of its revenues. The Company attempts to evaluate its customers individually and in real-time using a wide range of data points and with reference to proprietary models of customer behavior and profitability. Customer behavior and competitive forces are constantly evolving and it is therefore difficult to extrapolate the Company’s past performance into the future and/or into new markets where it has not previously marketed its products and offerings.

SGHC’s ability to execute on its marketing plans are subject to regulatory constraints in each market and it is not unusual for marketing-related regulations to change from time to time. The Company therefore cannot be certain that historic marketing channels will be available to it in the future and/or whether it will be allowed to utilize the same incentivization mechanisms in the future.

While SGHC is continuing to assess the efficiency of its marketing activities, the Company’s limited operating history and the relative novelty of the online casino and sports wagering industries in certain markets or geographic regions makes it difficult for the Company to predict when it will achieve its longer-term profitability objectives.

Industry Trends and Competitive Landscape

SGHC operates within the global entertainment, betting and gaming industries, which are comprised of diverse products and offerings that compete for consumers’ time and disposable income. As the Company prepares to enter new jurisdictions, it expects to face significant competition from other established industry players, some of which may have access to more resources and/or may have more experience in online casino and sports wagering in these jurisdictions. In existing jurisdictions the Company also expects to face significant competition from existing competitors and new entrants, while in both new and existing jurisdictions ancillary product categories such as daily fantasy sports, casual games and financial services where products are evolving over time to include “gamification” features that often closely resemble gambling.

Legalization, Regulation and Taxation

SGHC’s growth depends on expanding its activities in existing markets, as well as on successfully entering new markets and new geographies around the world. Management believes that incremental legalization and regulation of online casino and sports wagering, derived from governments’ desire to protect consumers and increase tax revenues, will create global opportunities for the Company to expand into newly regulated markets worldwide, although no specific timeline has been confirmed for the Company. For example, in the United States online sports wagering’s prospects were made possible after the United States Supreme Court repealed PASPA in May 2018, as unconstitutional, which had the effect of lifting federal restrictions on sports betting and thereby allowing states to determine the legality of such commercial activities. As another example, the Canadian Parliament recently passed legislation allowing provinces to regulate single-game wagering within each province. SGHC’s strategy is to monitor closely changes in regulations that enable expansion of existing markets or entry into new markets, and seize such opportunities in a financially prudent manner. The rate in which existing and new jurisdictions undergo regulatory changes, and online casinos and sports wagering markets expand (in the case of existing markets) or become legal (in the case of new ones), will impact the prospects and pace of SGHC’s growth, as it continues to expand its global footprint.

The process of securing the necessary licenses or partnerships to operate in a new jurisdiction may take longer than SGHC anticipates. In addition, legislative or regulatory changes or restrictions and gaming taxes may make it less attractive or more difficult for the Company to do business in a particular jurisdiction, and may impact the Company’s profitability in both positive and negative ways that make the overall net effect hard to predict. In the past, when countries have introduced regulatory frameworks, the Company’s financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Further, certain jurisdictions require the Company to have a relationship with a land-based casino for online sports and/or casino wagering access, which tends to increase the Company’s costs of revenue. Countries and/or states that have established state-run monopolies may limit opportunities for private operators.

Countries and/or states impose tax rates on online casino and sports wagering, which may vary substantially between jurisdictions. In the United States, once DGC has been acquired, SGHC will also be subject to a federal excise tax of 0.25% on the amount of each sports wager placed. Some jurisdictions impose constraints on the amounts of money that customers are allowed to deposit and/or lose (“loss limits”), sometimes in absolute terms without reference to the means of individual customers. Some jurisdictions impose constraints on the nature and extent of the marketing that may be undertaken in relation to the Company’s products. Management believes that the jurisdictions that will create the most compelling levels of profitability for the Company are jurisdictions with both online casino and sports wagering at favorable tax rates, with customer loss limits at levels that relate responsibly to what customers can afford to gamble with, and with marketing regulations that enable the Company to engage meaningfully with its customers. Conversely, management expects that a minority of jurisdictions will set tax rates at unprofitable levels and/or will set customer loss limits at arbitrarily low levels and/or will impose onerous constraints on marketing, in which case the Company might not be able to profitably trade in such jurisdictions.

Managing Wagering Risk

The online casino gaming and online sports wagering businesses are characterized by an element of chance. Accordingly, SGHC employs theoretical win rates and probability distributions to estimate what a certain type of online casino wager or online sports wager, on average, will win or lose in the long run. Revenue is impacted by variations in the hold percentage (the ratio of winnings to total amount wagered) with respect to the online casino and online sports wagering that SGHC offers to its customers. SGHC uses the hold percentage as an indicator of an online casino game’s or online sports wager’s performance against its expected outcome. Although each online casino wager or online sports wager generally performs within a defined statistical range of outcomes in the long run, actual outcomes may vary for any given period, particularly in the short term.

In the short term, for online casino wagering and online sports wagering, the element of chance may affect win rates (hold percentages); these win rates, particularly for online sports wagering, may also be affected in the short term by factors that are largely beyond the Company’s control, such as unanticipated event outcomes, a customer’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of customers, the volume of wagers placed and the amount of time spent gambling. Factors that are nominally within the Company’s control, such as the level of incentives or bonuses or comps given to customers, might not, for various reasons both within and beyond the Company’s control, be well-controlled and hence in turn might impact win rates. For online casino games, it is possible that a random number generator outcome or game will malfunction or is otherwise misprogrammed to pay out wins in excess of the game’s mathematical design and award errant prizes. For online sports wagering, it is possible that the Company’s platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are highly favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers and risk managers are capable of human error, so even if the Company’s wagering products are subject to a capped payout, significant volatility can occur. Similarly, inadvertently over-incentivizing customers can convert a sports wager or casino game that would otherwise have been expected to be profitable for the Company into one with a positive expectation for the player.

A further factor particularly of relevance to some areas of SGHC’s sports betting business concerns the volatility inherent in certain types of wagers, particularly parlay or accumulator wagers, which are single wagers that link together two or more individual wagers and are dependent on all of those wagers winning together. It is not unusual for a large number of customers to back similar outcomes, and if a high proportion of those outcomes transpire then it is possible that in aggregate these customers will win large sums of money. This is an expected and normal feature of the business that the Company has in the past experienced and expects that it will do so again in the future.

As a result of the variability in these factors, the actual win rates on the Company’s online casino games and online sports wagers may differ from the theoretical win rates it has estimated and could result in the winnings of its online casino games or sports betting customers exceeding those anticipated. The variability of win rates (hold percentages) also has the potential to adversely affect the Company’s business, financial condition, results of operations, prospects and cash flows. See “Risk Factors — Risks Related to Super Group’s Business — Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us.”

Technology and Products

Management believes that pragmatic and commercial product selection for purposes of speed-to-market and product-market fit is a key driver of the success of the business. The Company therefore evaluates each new market independently in order to determine whether the interests of the business would be best served by deploying the Company’s proprietary sports betting product or the original flagship bespoke-developed product or alternate third-party product. Such decisions are also influenced by numerous other factors, such as regulatory constraints and the amount of product customization required to meet such constraints, and the maturity of the market under consideration. Similar considerations are applied in the decision as to which casino games of the available products would be best suited for any particular new market.

Management believes that some of the growth of the Company has been achieved due to this approach but cannot be certain that this will be replicated in future. While the Company has derived much experience from the diverse requirements of the 22 licenses that it already holds, there can be no certainty that such experience will be of any assistance in further new markets, or that the Company will be able to achieve suitable product-market fit in future new markets, either by way of customizing existing product or sourcing additional new products.

Regardless of the product or products selected, the Company will always seek to overlay its own proprietary technology with the intention of achieving competitive advantage. This is particularly true in the area of data and analytics, where the Company’s goal is to be able to evaluate all of its customers in granular detail in real-time so that it can in turn interact, intervene, incentivize and encourage (or discourage, as the case may be) behaviors that are both responsible for the customer and profitable for the Company.

Management believes that a meaningful part of the Company’s growth can be attributed to competitive advantage achieved in this way, but by the nature of such things cannot quantify this belief in any meaningful way and therefore cannot be certain that any such competitive advantage (if it exists) will persist into the future or be replicable in new markets or that competitors will not develop competing technologies (to the extent that they haven’t already done so) in order to substantially erode any such advantage that the Company might currently enjoy.

Seasonality

SGHC’s sport-focused Betway offerings trade in many major markets in both hemispheres and hence benefit from the year-round sporting calendar. Different sporting leagues and events are relatively more or less important in different markets and hence the business benefits from a natural degree of diversification. Sporting events of all sorts take place every day around the world in multiple time zones and, particularly with the advent of virtual sports and eSports, events are available for wagering 24/7/365.

Sports betting is however subject to seasonal fluctuations that may impact revenues and cash flows. Most major sporting leagues and events do not operate year-round and hence SGHC’s operations will be impacted by variations in the sporting calendar over the course of a year. In particular, certain sports leagues operate formats (playoffs, championships, cup finals, etc.) that naturally result in increased customer interest as the end of the season approaches for those sports. Similarly, certain sporting events only operate at specific times of the year (major horse races, major tennis tournaments, etc.) and certain other events only operate on a multi-year cycle (Olympics, FIFA World Cup, etc.).

These phenomena will naturally lead to increased revenues at such times of the year or in major international tournament years, and conversely will result in reduced revenues during off-season periods or in non-tournament years.

For example, Betway’s revenues are often impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, major American sports leagues, marquee horse racing events, major professional tennis tournaments and the FIFA World Cup. The Company naturally seeks to adapt marketing efforts accordingly, taking advantage of additional opportunities for profitable growth whenever they present while mitigating potentially negative effects on profits by adjusting marketing appropriately in off-season periods.

In contrast, the Spin portfolio of casino brands is largely unaffected by seasonality in aggregate as online casino gaming is largely an individual activity unaffected by external calendars. Management believes that there is however some evidence that seasonality effects may occur at the time of certain major national holidays and/or vacation periods and hence it may occur that SGHC’s revenues and cashflow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities.

Key Components of Revenue and Expenses

When considering the financial information that follows, the reader should bear in mind when comparing the Company’s performance in the year ended December 31, 2020, with its performance in the year ended December 31, 2019, that Pindus and its subsidiaries are included in full in both years; that Fengari and its subsidiaries are included for the full year ended December 31, 2020, but only part of the year ended December 31, 2019; and that all of the other acquired entities and their subsidiaries are included only for varying parts of the year ended December 31, 2020, notwithstanding that all entities were acquired as going concerns housing underlying businesses that had all been trading for several years already.

Monthly Active Customers

SGHC uses monthly active customers (“MAC”) as an important measure of its customer base. The Company defines MAC as the number of registered customer accounts that wager at the Company’s online casino games and/or sports betting offerings at least once during a particular month. This metric is calculated using internal company data and is not validated, audited or reviewed by an independent party. The size and growth of SGHC’s monthly active customers directly affects the Company’s revenue generated from its online casino games and sports betting offerings, as well as its operating expenses associated with the infrastructure and customer support that is necessary to service customers.

The following tables have been prepared on a pro forma consolidated comparable full-year basis, which is to say that they have been prepared as if all of the entities acquired by the Company during the course of 2019 and 2020 had instead been owned by the Company from January 1, 2019, and show SGHC’s pro forma average MAC over the first six months of 2019, 2020 and 2021 and associated year-on-year growth rates. MAC numbers were significantly negatively impacted in the first 6 months of 2020 by the COVID-19 pandemic, particularly due to the cancellation of sporting events and resulting sharp reduction in sports betting activity between March and June 2020. Accordingly, the year-on-year growth rate shown below for the first six months of 2021 as compared to the first six months of 2020 is likely to be somewhat higher than that which would have been the case in the absence of the COVID-19 pandemic.

Average MAC for 6-month periods ending
	Value millions	Growth millions	%
June 2019	0.93
June 2020	1.13	0.21	22%
June 2021	2.52	1.39	122%

SGHC intends to pursue MAC growth, particularly in regions such as the United States, where the Company aims to focus its efforts on expanding its global footprint.

Revenue

SGHC generates revenue through income earned from online gaming activities, comprising online casino games and sports betting, plus fees from brand licensing agreements. SGHC’s revenue from casino games and sports betting is the sum of amounts won from customers by the sportsbook and casino, less certain customer incentives, and adjusted for the fair market value of gains and losses on open betting positions. SGHC’s revenue is recognized net of adjustments for utilized customer incentives and VAT and GST in countries where these taxes are applicable. SGHC’s revenue is therefore calculated as revenue from casino games and sports betting plus fees from brand licensing agreements minus utilized customer incentives adjustments minus VAT minus GST.

Revenues generated from online casino games and sports betting are recognized at fair value, representing the amount staked by the customer adjusted for any customer incentives. They are subsequently remeasured when the transaction price is known and the amount payable is confirmed, at which point the movement is recorded as a gain or loss in SGHC’s consolidated financial statements. Such gains and losses arise from similar transactions and are therefore offset within revenue. Subsequent changes in these fair values are recorded in the Company’s consolidated financial statements, provided that it is probable that economic benefits will flow to SGHC and the revenue can be reliably measured.

SGHC recognizes net gaming revenue transactions at the point at which they are settled. Any open positions at period end are fair valued with the resulting gain or loss recorded in the Company’s consolidated financial statements. Customer liabilities related to these timing differences are accounted for as derivative financial instruments.

Revenue also includes brand licensing revenues generated by the provision of the Betway brand to other online gambling companies. Brand licensing revenues are recognized over time on a monthly basis in line with either the month in which the licensing revenue is generated or as agreed in fixed contractual terms. The majority of licensing revenue is generated from fixed fee per month contract terms with the remaining licensing revenue generated through contracts specifying a set percentage of Betway’s global brand marketing spend.

SGHC has two operating segments and reportable segments: Betway and Spin. The characteristic of these operating segments is that both engage in business activities from which it may recognize revenues and incur expenses and these segments can be disaggregated by various characteristics but mostly by brand.

SGHC’s sports betting revenue is mostly generated by Betway, which also generates some revenue from online casino. Online casino revenue is mainly generated by Spin (which consists of more than 20 separate brands collectively referred to as Spin), which also generates a small amount of revenue from sports betting. Revenue and costs are reasonably allocated between Betway and Spin based on how management views these groups for performance management and decision-making purposes.

Direct Marketing Expenses

Marketing expenses are broken out into the following marketing channels: acquisition and retention marketing, search optimization and digital, “affiliates” marketing, and brand marketing or sponsorships. This item also includes compensation, commissions and benefits, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Direct expenses consists primarily of costs relating to fraud, and merchant and processing costs relating to customer deposits and withdrawals. The operating expense group also includes costs relating to royalties paid to content and product providers. Operating expenses also include taxes paid on gaming and sports betting activities in jurisdictions with a gaming tax regime and other operational irrecoverable value added taxes and withholding taxes. Also included are personnel costs, including executive salaries, bonuses and benefits as well as rental, rates and levies and certain office-related and travel expenses. Exchange rate adjustment and restatements are included under this item.

General and Administrative Expenses

General and administrative expenses includes professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies. Administrative expenses also include technology-related expenses relating to subscriptions, operational software, domain management and license costs. Expenses paid to outsource services providers are also included under this item.

Depreciation and Amortization

Depreciation and amortization is provided on property and equipment over the estimated useful lives on a straight-line basis. Depreciation and amortization also includes the amortization of intangible assets as well as right of use assets written off on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the loss from operations. No depreciation or amortization expense is allowed for in respect of any of the marketing, operating or general and administrative expenses.

Finance Expense (Income)

Finance expenses consists primarily of interest paid in respect of loans payable.

Finance incomes consist primarily of interest received in respect of loans receivable.

Income Tax Expense

SGHC accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed. Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit and loss.

Results of Operations

SGHC was incorporated in July 2020, with the designed purpose of becoming the ultimate parent company of Pindus Holdings Limited, Fengari Holdings Limited, and Pelion Holdings Limited, through a reorganization of entities with common ownership. On October 7, 2020, SGHC entered into a reorganization.

Six Months Ended June 30, 2021, Compared to Six Months Ended June 30, 2020

In the composition of SGHC’s consolidated financial statements for half years ending June 30, 2020 and June 30, 2021, Pindus and Fengari’s results will be for the full half year from January 1 to June 30 for the respective years of 2020 and 2021.

For the period ending June 30, 2020 onwards, Pelion was incorporated as a holding company on April 1, 2020, and thereafter on May 4, 2020, it acquired Lanester Investments Limited. The combination including Pelion with SGHC occurred on April 1, 2020. Given the acquisition date of Lanester, Pelion was included in the SGHC financial statements from May 4, 2020, inclusive of that date.

For the period ending June 30, 2021 the results for Yakira and Gazelle are also included. In September 30, 2020, these two entities were acquired by Pindus, being Yakira Limited and Gazelle Management Holdings Limited.

For the period ending June 30, 2021 the results will also reflect the acquisitions of a company which is licensed in South Africa, Raging River Proprietary Limited for the period January 11, 2021 to June 3, 2021.

For the period ending June 30, 2021 the results will also reflect the 2021 acquisitions of the operating companies which include Digiproc Consolidated Limited for the period April 14, 2021 to June 3, 2021, Raichu Investments Proprietary Limited for the period of April 19, 2021 to June 30, 2021 and Webhost Limited, Partner Media Limited, and Buffalo Partners Limited for the period of April 9, 2021 to June 30, 2021.

Pelion and Fengari together house the SGHC business and brands collectively known as Spin, while Pindus (Including Yakira and Gazelle), as well as the newly acquired Raging River, houses the business known as Betway.

DigiProc Consolidated, Raichu Investments, Webhost, Partner Media and Buffalo Partners all reflects the costs under Head Office, the revenue eliminates out under the SGHC consolidation, except for other revenue earned in DigiProc Consolidated from external processors.

The following table sets forth SGHC’s historical consolidated results of operations for the annual periods indicated:

(Euro in thousands)		Spin		Betway Licensed				Betway		Spin		Betway
	SGHC	Pelion	Fengari	Yakira	Gazelle	Raging River	SGHC (Head Office)	Pindus	SGHC	Pelion	Fengari	Pindus
	For the period ended June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	Period from Jan 11 to June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2020	For the Period from May 4 to June 30, 2020	For the period ended June 30, 2021	For the period ended June 30, 2021
Revenue	667,010	37,396	285,970	5,844	40,486	41,204	523	255,587	393,085	16,300	216,292	160,493
Direct and marketing expenses	(443,065)	(11,612)	(168,445)	(6,281)	(28,215)	(22,541)	(25,781)	(180,190)	(274,476)	(9,910)	(132,166)	(132,400)
General and administrative expenses	(79,060)	(7,122)	(36,567)	(2,616)	(7,045)	(3,610)	8,333	(30,433)	(52,862)	(2,261)	(26,811)	(23,790)
Depreciation and amortization expense	(41,981)	(5,288)	(12,187)	(723)	(7,171)	(5,832)	(536)	(10,244)	(25,123)	(1,669)	(13,346)	(10,108)
Profit from operations	102,904	13,374	68,771	(3,776)	(1,945)	9,221	(17,461)	34,720	40,624	2,460	43,969	(5,805)
Finance income	688	5	172	2	271	182	18	38	18	—	11	7
Finance expense	(5,755)	(198)	(68)	(34)	(14)	(8)	(96)	(5,337)	(5,012)	(88)	(19)	(4,905)
Gain on bargain purchase	10,661	—	—	—	—	10,047	614	—	17,487	17,487	—	—
Profit before taxation	108,498	13,181	68,875	(3,808)	(1,688)	19,442	(16,925)	29,421	53,117	19,859	43,961	(10,703)
Income tax expense	(6,011)	217	(1,567)	96	(1,561)	(2,730)	(122)	(344)	1,253	251	1,322	(320)
Profit for the period	102,487	13,398	67,308	(3,712)	(3,249)	16,712	(17,047)	29,077	54,370	20,110	45,283	(11,023)

Revenue

	SGHC	Betway	Pindus	Gazelle	Yakira	Raging River	Spin	Pelion	Fengari	Other
(Euro in thousands) 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	Period from Jan 11 to June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021
Online casino	446,530	124,245	108,127	11,437	4,681	—	322,285	37,259	285,026	—
Sports betting	178,869	177,925	106,509	29,049	1,163	41,204	944	—	944	—

Net Gaming Revenue	625,399	302,170	214,636	40,486	5,844	41,204	323,229	37,259	285,970	—
Brand licensing	41,088	40,951	40,951	—	—	—	137	137	—	—
Other[1]	523	—	—	—	—	—	—	—	—	523

Revenue	667,010	343,121	255,587	40,486	5,844	41,204	323,366	37,396	285,970	523

1.

As referenced in note 6 of the Interim Condensed Consolidated Financial Statement incorporated by reference in this Report, other includes revenue received from external processors of €0.5 million, this is offset by intergroup elimination entries that are not allocated to a CGU

	SGHC	Betway	Pindus	Gazelle	Yakira	Raging River	Spin	Pelion	Fengari	Other
(Euro in thousands) 2020	For the period January 1 through to June 2020	For the period January 1 through to June 2020	For the period January 1 through to June 2020				For the period ended June 30, 2020	From May 4 to June 30, 2021	For the period January 1 through to June 2020
Online casino	309,614	77,473	77,473	—	—	—	232,141	15,381	216,760	—
Sports betting	55,386	55,854	55,854	—	—	—	(468)	—	(468)	—

Net Gaming Revenue	365,000	133,327	133,327	—	—	—	231,673	15,381	216,292	—
Brand licensing	28,085	27,166	27,166	—	—	—	919	919	—	—

Total Group revenue	393,085	160,493	160,493	—	—	—	232,592	16,300	216,292	—

Revenue for SGHC has increased by €274 million or 41% to €667 million for half year ended June 30, 2021 compared to €393 million for the half year ended June 30, 2020.

Revenue for Pindus increased by €95 million or 39% to €225.6 million for the half year ended June 30, 2021, compared with €160.5 million for the half year ended June 30, 2020. This increase was provided by growth in brand license fee income, which increased as a result of contractual fee renegotiation by €13.8 million or 51% to €41 million for the half year ended June 30, 2021, compared with €27.2 million for the half year ended June 30, 2020.

As a result of the impact of the COVID-19 pandemic and in particular the wholesale cancellation of sporting events in the months of March, April, May and June 2020, which mostly recovered during the early part of 2021 led to an increase in the net gaming revenue for Pindus of €95.1 million or 59% to €255.6 million for the half year ended June 30, 2021, compared with €160.5 million for the half year ended June 30, 2020. The increase in revenue is due to the increase in sports and casino revenue but also due to efficiencies in bonus allocations as well as changes in regulation in certain markets such as Spain on the allowance of sign-up bonuses. There was also a decrease in divestment provisions which increased the net gaming revenue for the periods compared.

Sports net gaming revenue for Pindus increased by €50.7 million or 91% to €106.5 million for the half year ended June 30, 2021, compared with €55.9 million for the half year ended June 30, 2020. Casino net gaming revenue for Pindus increased by only €30.7 million or 40% to €108.1 million for the half year ended June 30, 2021, compared with €77.5 million for the half year ended June 30, 2020. The significant growth in sports revenue during 2021 is mainly due to the recovery of the sports wagering due to the post COVID-19 impact of the pandemic on live sporting events across the world. The increase in revenue is also due to the result of increased marketing strategies such as the NFL and NBA sponsorships during the season in the half year ending June 30, 2021.

Revenue for Fengari increased by €70 million or 32% for the half year ended June 30, 2021, to €286 million compared to €216.3 million for the half year ended June 30, 2020. Casino net gaming revenue in Fengari increased by €68.2 million or 31%, compared to gaming revenue of €285 million for the half year ended June 30, 2021, compared with €216.3 million, for in the half year ended June 30, 2020. The increase in revenue is mainly due to enhanced marketing strategies as well as efficiencies in bonus allocations across all markets.

Additional casino net gaming revenue was derived from the acquisition during 2020 of Pelion, Yakira and Gazelle, adding a further €53.4 million or 12% of aggregate casino net gaming revenue in the half year ended June 30, 2021, taking the total to €444.5 million for the half year ended June 30, 2021.

Additional sports net gaming revenue was derived from the acquisition during 2020 of Yakira and Gazelle, adding a further €30.2 million or 17% of aggregate sports net gaming revenue in the half year ended June 30, 2021 as well as the acquisition during 2021 of Raging River adding a further €43.3 million or 24% of aggregate sports net gaming revenue taking the total to €180 million for the half year ended June 30, 2021.

The Betway segment (comprising Pindus, Raging River, Yakira and Gazelle) contributed €343.1 million or 51% of total revenue and the Spin segment (comprising Fengari and Pelion) contributed €323,7 million or 49% of total revenue of €667 million in the half year ended June 30, 2021.

Direct and Marketing Expenses

	For the half year ended June 30, 2021				For the half year ended June 30, 2020
(Euro in thousands)	SGHC	Other	Spin	Betway Licensed	Betway	SGHC	Spin	Betway
Direct Expenses	267,495	25,980	105,150	36,934	99,431	167,487	90,898	76,589
Gaming tax, license costs
and other tax	25,034	163	2,779	10,296	11,796	16,693	2,934	13,759
Processing & Fraud Costs	85,760	1,569	39,873	10,175	34,143	42,154	26,940	15,214
Royalties	107,511	—	71,000	8,203	28,308	75,517	57,620	17,897
Staff related expenses	32,913	2,775	209	3,995	25,934	25,308	148	25,160
Other operational costs	11,902	21,303	(7,534)	2,864	(4,731)	8,703	963	7,740
Financing Expenses	2,920	147	438	1,444	891	2,957	2,210	747
Costs relating to currency movements	1,455	23	(1,615)	(43)	3,090	(3,845)	83	(3,928)
Marketing Expenses	175,570	(199)	74,907	20,103	80,759	106,989	51,178	55,811

Direct and marketing expenses	443,065	25,781	180,057	57,037	180,190	274,476	142,076	132,400

Marketing expenditure in the Betway (Pindus) segment increased by €25 million or 45% for the half year ended June 30, 2021, to €80.8 million compared with €55.8 million for the half year ended June 30, 2020. This increase is mainly attributable to the reduction in marketing spend during 2020 due to the cancellation of major sporting leagues and events due to COVID-19 lockdowns around the world during. Marketing spend normalized during the first part of 2021.

Marketing expenditure in the Spin segment increased by €23.8 million or 47% for the half year ended June 30, 2021, to €75 million compared with €51.2 million for the half year ended June 30, 2020, which is within the marketing strategy and budget for 2021.

Direct expenditure in the Betway segment increased by €22.8 million or 30% in the half year ended June 30, 2021, to €99.4 million compared with €76.6 million for the half year ended June 30, 2020, mainly attributable to the impact of the increase in revenue which directly increase the cost of revenue including gaming tax and license costs, processing and fraud costs and royalties. Cost of revenue for the Betway segment increased by €27.4 million or 58% to €74.2 million for the half year ended June 30, 2021, compared to €46.8 million for the half year ended June 30, 2020.

Direct expenses in the Spin segment increased by €14.3 million or 16% for the half year ended June 30, 2021, to €105.1 million compared with €90.9 million for the half year ended June 30, 2020. This is mainly attributable to the increase of the cost of revenue which increase in line with the increase in revenue. Cost of revenue for the Spin segment increased by €26.2 million or 30% to €113.7 million for the half year ended June 30, 2021, compared to €87.5 million for the half year ended June 30, 2020.

Staff related expenses remained largely flat for both the Spin and Betway segments because of operational efficiencies.

The acquisitions of Yakira and Gazelle (September 30, 2020) as well as Raging River (January 11,2021) referred to as the Betway Licensed segment, contributed €57 million or 13% to the total SGHC direct and marketing expenses totaling to €443 million for the half year ending June 30, 2021.

General and Administrative Expenses

(Euro in thousands)	For the half year ended June 30, 2021 Betway					For the half year ended June 30, 2020
	SGHC	Other	Spin	Betway Licensed	Betway	SGHC	Spin	Betway
Outsource fees	58,889	2,630	32,994	8,706	14,559	41,872	27,633	14,239
Technology and infrastructure costs	7,097	719	303	410	5,665	4,312	186	4,126
Other administrative costs	13,074	(11,682)	10,392	4,155	10,209	6,678	1,253	5,425

General and administrative expenses	79,060	(8,333)	43,689	13,271	30,433	52,862	29,072	23,790

In the Betway (Pindus) segment, general and administrative expenditure increased with €7.7 million or 33% to €30.4 million for the half year ended June 30, 2021, compared to €22.7 million for the half year ended June 30, 2020. Outsource fees increased by €1.4 million or 11% to €14.6 million for the half year ended June 30, 2021, mainly due to inflationary increases. Technology and infrastructure costs increased by €1.5 million or 37% to €5.6 million for the half year ended June 30, 2021, primarily due to the cost of provisioning technology for enabling all staff to work from home.

General and administrative expenses for the Spin segment increased by €18.2 million or 71.6% to €43.7 million for the half year ended June 30, 2021, compared to €25.5 million for the half year ended June 30, 2020. This increase is due to the acquisition of Pelion on May 4, 2020, in comparison to Pelion adding the full six months of general and administration expenses for the half year ended June 30, 2021.

The acquisition of Yakira and Gazelle (September 30, 2020) contributed €9.7 million to general and administrative expenses for the Betway Licensed segment for the half year ending June 30, 2021 and the acquisition of Raging River (January 11, 2021) contributed €3.6 million to general and administrative expenses for the Betway Licensed segment for the half year ending June 30, 2021.

SGHC’s total general and administrative expense for the half year ended June 30, 2021, was €79.1 million.

Depreciation and Amortization

Depreciation and amortization expenditure for Pindus saw a minor decrease of €0.14 million or 1% for the half year ended June 30, 2021, compared with the half year ended June 30, 2020. This was mainly due to a decrease in capitalized internally developed software intended for the automation of responsible gaming and anti- money laundering components of customer-facing websites and apps. Depreciation and amortization expenditure for Fengari decrease by €1.2 million or 8.7% to €12.2 million for the half year ending June 30, 2021, in comparison to €13.4 million for the half year ended June 30, 2020.

The acquisition of the other Betway entities, Yakira and Gazelle (during 2020) contributed €7.9 million while the acquisition of Raging River (during 2021) contributed €5.8 million. Pelion (acquired into the Spin segment) contributed a further €5.3 million to SGHC’s total depreciation and amortization expenses of €42 million for the half year ended June 30, 2021 compared to €25.1 million for the half year ended June 30, 2020.

Income Tax Expense

Income tax expense for Pindus for the half year ended June 30, 2021, decreased by €0.02 million or 7.5% to €0.34 million, compared with an income tax expense of €0.32 million for the half year ended June 30, 2020, resulting in effective tax rates of 0.13% and 0.20%, respectively for the periods.

SGHC total tax expense was €6 million for the half year ended June 30, 2021, and an effective tax rate of 0.6% for the half year. The low effective tax rate is mainly due to deferred tax recognized on the business acquisitions and timing differences.

Net Profit

SGHC’s total profit for the half year ending June 30, 2021, was €102.5 million.

Pindus’s profit increased by €40.1 million for the year or (364)% to €29.1 million for the half year ending June 30, 2021, from a loss of €11.0 million for the half year ended June 30, 2020.

Fengari’s profit increased by €22 million for the year or 48.6% to €67.3 million for the half year ending June 30, 2021, compared to €45.3 million for the half year ended June 30, 2020.

Non-GAAP Financial Information

EBITDA

This Report includes EBITDA, which is a non-GAAP company-specific performance measure that SGHC uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit for the period before depreciation, amortization, financial income, financial expense and tax expense/credit.

Adjusted EBITDA

This Report includes Adjusted EBITDA, which is a non-GAAP company-specific performance measure that SGHC uses to supplement the Company’s results presented in accordance with IFRS. Adjusted EBITDA is defined as EBITDA minus gain on bargain purchase. SGHC believes that Adjusted EBITDA is useful in evaluating the Company’s operating performance as it is similar to measures reported by the Company’s public competitors and is regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. SGHC compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to Adjusted EBITDA below and not rely on any single financial measure to evaluate SGHC’s business.

Net Gaming Revenue

Net Gaming Revenue (“NGR”) is Gross Gaming Revenue (inclusive of both online casino and sports betting) minus bonuses and comps and incentives, minus payments to casino game suppliers in order to fund progressive jackpot network games, and minus value-added tax (“VAT”) and goods and services tax (“GST”) in countries where these taxes are applicable.

NGR is not presented in accordance with IFRS as issued by the IASB nor audited in accordance with either Public Company Oversight Board (“PCAOB”) standards nor generally accepted auditing standards in the U.S. IFRS differs in certain respects from U.S. GAAP.

NGR is an internal measure used by the Company as an indicator of the Company’s overall performance and for comparison against peers which disclose similar numbers on a regular basis. The value and growth of the Company’s NGR directly affects the Company’s revenue generated from its online casino games and sports betting offerings. A number of other operating expenses are correlated with NGR, including fraud, payment processing, “affiliates” marketing and the provision of casino and sports betting products. The same is true to a lesser extent of operating expenses associated with the infrastructure and customer support that is necessary to service customers.

The table below presents SGHC’s Adjusted EBITDA reconciled to the Company’s profit / (loss) for the year, the closest IFRS measure, for the periods indicated:

(Euro in thousands)		Spin		Betway Licensed				Betway
	SGHC	Pelion	Fengari	Yakira	Gazelle	Raging River	Other	Pindus	SGHC	Pindus	Fengari	Pelion
		For the period ended June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021	Period from Jan 11 to June 30, 2021	For the period ended June 30, 2021	For the period ended June 30, 2021		For the period ended June 30, 2021	For the period ended June 30, 2021	Period from May 4 to June 30, 2020
Profit for the period	102,487	13,398	67,306	(3,712)	(3,249)	16,712	(17,045)	29,077	54,370	(11,023)	45,283	20,110
Income tax expense	6,011	(217)	1,569	(96)	1,561	2,730	120	344	(1,253)	320	(1,322)	(251)
Finance income	(688)	(5)	(172)	(2)	(271)	(182)	(18)	(38)	(18)	(7)	(11)	—
Finance expense	5,755	198	68	34	14	8	96	5,337	5,012	4,905	19	88
Depreciation and amortization expense	41,981	5,288	12,187	723	7,171	5,832	536	10,244	25,123	10,108	13,346	1,669
EBITDA	155,546	18,662	80,958	(3,053)	5,226	25,100	(16,311)	44,964	83,234	4,303	57,315	21,616
Gain on bargain purchase	(10,661)	—	—	—	—	(10,047)	(614)	—	(17,487)	—	—	(17,487)
Adjusted EBITDA	144,885	18,662	80,958	(3,053)	5,226	15,053	(16,925)	44,964	65,747	4,303	57,315	4,129

Cash Flows

The following table summarizes SGHC’s cash flows for the periods indicated.

(Euro in thousands)	Period ending June 30, 2021	Period ending June 30, 2020
Net cash provided by (used in) operating activities	130,140	55,972
Net cash provided by (used in) investing activities	32,207	6,529
Net cash provided by (used in) financing activities	(28,836)	(14,445)

Total cash movement for the year	133,511	48,056

Cash and cash equivalents at end of the period	271,826	122,932

Operating Activities

Cash generated by operating activities for the half year ended June 30, 2020, included 6 months for Pindus and Fengari and two months for Pelion, compared to six months for Pindus, Fengari, Pelion; nearly six month for Raging River which has been acquired on January 11, 2021 and around three months the newly acquired entities, depending on the acquisition dates, in the half year ended June 30,2021. The half year ended June 30, 2021 was positively impacted by multiple acquisitions partially offset by higher costs.

Net cash generated by operating activities was €130.1 million for the half year ended June 30, 2021, an increase of €74.1 million compared with net cash used in operating activities in the amount of €56.0 million for the half year ended June 30, 2020.

For the half year ended June 30, 2021, this was mainly driven by the increase in consolidated profit for the half year from €54.4 million for the half year ended June 30, 2020, to a profit of €102.5 million for the half year ended June 30, 2021. Further increases in cash for the half year ended June 30, 2021, arose due to a decrease in trade and other receivables of €29.2 and an increase in amortization of intangible assets in the amount of €39.4 million.

Cash generated by operating activities was negatively impacted as a result of cash used due to changes in working capital including the increase in restricted cash of €9 million as well as an increase in the payment of trade and payables of €26.7 million, driven by the increase in outstanding processing receivables as well as increase in marketing spend which increase the profitability as at year ended June 30, 2021.

Investing Activities

Net cash used in investing activities amounted to €32.2 million for the half year ended June 30, 2021, compared with net cash generated by investing activities in the amount of €6.5 million for the half year ended June 30, 2020.

For the half year ended June 30, 2021, this was primarily driven by the increase in cash due to the receipt of repayment of loans and borrowings of €34.4 million as well as acquisition of businesses, cash acquired net of cash paid of €5.2 for the half year ended June 30, 2021.

Financing Activities

Net cash from financing activities reduced total cash by €28.8 million for the half year ended June 30, 2021, mainly due to repayment of interest-bearing loans of €16.8 million as well as share repurchases of €10.7 million. This compares with a net cash decrease from financing activities of €14.4 million in the half year ended June 30, 2020, mainly due to the cash payment for interest-bearing loans of €16.8 million and shares issues of €6.2 million. Cash decreased due to cash paid for deferred considerations of €22.5 million. Interest-bearing loans are loans with Bellerive Global Services Limited utilized for further investment into the growth of the group through brand and other marketing strategies. These loans were converted to equity by a share issue on June 30, 2021.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

In the make-up of SGHC’s consolidated financial statements for years ending December 31, 2019 and December 31, 2020, Pindus will be the predecessor entity whose results will be reflected in the financial statements prior to July 31, 2019.

From July 31, 2019 onwards, all Fengari’s shareholders were present in the ownership structure. This ownership structure was in place from the time of Fengari’s incorporation on July 26, 2019. Owing to this high degree of commonality of ownership with Fengari and the acquisition of City Views by Fengari on July 31, 2019, the combination of the entities, and fair value accounting, occurred on July 31, 2019. Accordingly, Fengari was included in the SGHC financial statements from July 31, 2019, inclusive of that date.

Pelion was incorporated as a holding company on April 1, 2020, and thereafter on May 4, 2020, it acquired Lanester Investments Limited. The combination including Pelion with SGHC occurred on April 1, 2020. Given the acquisition date of Lanester, Pelion was included in the SGHC financial statements from May 4, 2020, inclusive of that date. Financial statements for Lanester Investments Limited, prior to acquisition, are also presented in accordance with Regulation S-X Rule 3-05. See consolidated financial statements of Lanester Investments Limited beginning on page F-110 of this Report.

On September 30, 2020, two further acquisitions were made by Pindus, being Yakira Limited and Gazelle Limited. Being thereby part of Pindus, Yakira and Gazelle were effectively consolidated with SGHC on that date, and were included in the SGHC financial statements from October 1, 2020, inclusive of that date.

Pelion and Fengari together house the SGHC business and brands collectively known as Spin, while Pindus (including Yakira and Gazelle) houses the business known as Betway.

The following table sets forth SGHC’s historical consolidated results of operations for the annual periods indicated:

(Euro in thousands)	For the year ended December 31, 2020							For the year ended December 31, 2019
		Spin		Betway Licensed			Betway		Betway	Spin
	SGHC	Pelion	Fengari	Yakira	Gazelle	SGHC (Head Office)	Pindus	SGHC	Pindus	Fengari
	For the year ended December 31, 2020	Period from May 4, 2020 through December 31, 2020	For the year ended December 31, 2020	Period from October 1, 2020 through December 31, 2020	Period from October 1, 2020 through December 31, 2020	Period from July 6, 2020 through December 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2019	Period from August 1, 2019 through December 31, 2019
Revenue	908,019	60,958	452,536	2,908	22,087	—	369,531	476,040	346,016	130,025
Direct and marketing expenses	(612,689)	(30,975)	(271,083)	(3,051)	(13,011)	(84)	(294,486)	(430,984)	(346,959)	(84,025)
General and administrative expenses	(114,538)	(9,003)	(62,079)	(1,117)	(1,974)	(4,472)	(35,893)	(69,967)	(45,782)	(24,184)
Depreciation and amortization expense	(55,407)	(6,576)	(24,228)	(319)	(3,532)	(1)	(20,751)	(30,460)	(19,772)	(10,689)
Profit/(loss) from operations	125,385	14,404	95,146	(1,580)	3,570	(4,556)	18,401	(55,371)	(66,497)	11,127
Finance income	257	10	119	1	92	—	36	158	44	114
Finance expense	(10,991)	(637)	(80)	(17)	(70)	(0)	(10,188)	(7,735)	(7,733)	(2)
Gain on bargain purchase	34,995	17,487	—	—	17,507	—	—	45,331	—	45,331
Profit/(loss) before taxation	149,646	31,265	95,185	(1,595)	21,098	(4,556)	8,249	(17,617)	(74,186)	56,571
Income tax expense	(429)	962	568	48	(1,561)	193	(639)	(333)	(767)	434
Profit/(loss) for the year	149,217	32,227	95,754	(1,547)	19,537	(4,363)	7,610	(17,950)	(74,953)	57,004

Revenue

(Euro in thousands)		Spin		Betway Licensed		Betway		Betway	Spin
	SGHC	Pelion	Fengari	Yakira	Gazelle	Pindus	SGHC	Pindus	Fengari
	For the year ended December 31, 2020	May 4 through to December 31, 2020	For the year ended December 31, 2020	October 1, through to December 31, 2020	October 1 through to December 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2019	August 1 through to December 31, 2019
Online casino(2)	683,404	59,069	452,242	2,369	5,309	164,415	296,287	166,894	129,393
Sports betting(2)	161,373	—	293	666	18,503	141,910	137,036	136,405	631

Net Gaming Revenue	844,777	59,069	452,535	3,035	23,812	306,325	433,323	303,299	130,024
Brand licensing(3)	63,242	1,890	—	(127)	(1,726)	63,205	42,717	42,717	—

Revenue	908,019	60,958	452,535	2,908	22,087	369,530	476,040	346,016	130,024

Revenue for Pindus increased by €23.5 million or 7% to €369.5 million for the year ended December 31, 2020, compared with €346.0 million for the year ended December 31, 2019. The majority of this increase was provided by growth in Other Revenue (comprising of brand license fee income), which increased as a result of contractual fee renegotiation by €20.5 million or 48% to €63.2 million for the year ended December 31, 2020, compared with €42.7 million for the year ended December 31, 2019.

Primarily as a result of the impact of the COVID-19 pandemic and in particular the wholesale cancellation of sporting events in the months of March, April, May and June, 2020, net gaming revenue for Pindus increased by only €3 million or 1% to €306.3 million for the year ended December 31, 2020, compared with €303.3 million for the year ended December 31, 2019. This was also due to the reductions in Bonus, Comps and Incentives awarded to customers for the year ended December 31, 2020.

Sports net gaming revenue for Pindus increased by only €5.5 million or 4% to €141.9 million for the year ended December 31, 2020, compared with €137 million for the year ended December 31, 2019. Casino net gaming revenue for Pindus decreased by only €2.5 million or 1.5% to €164.4 million for the year ended December 31, 2020, compared with €166.9 million for the year ended December 31, 2019. The slow growth in sports revenue and the reduction in casino revenue were due in part to stricter regulations introduced in the United Kingdom, Sweden and Germany, and also due to the impact of the COVID-19 pandemic, as the cancellation of sporting events in the months of March to June, 2020, led to a general reduction in new customer acquisition for Betway (Pindus) across Betway’s entire product portfolio over that period, together with a significant reduction in sports wagering.

Revenue for Fengari increased by €322.5 million or 248% for the year ended December 31, 2020, to €452.5 million compared with €130.0 million for the year ended December 31, 2019. This is due in part to the fact that the year ended December 31, 2019, comprised of only five months of revenue for Fengari following the acquisition of Fengari on July 31, 2019. Casino net gaming revenue in Fengari increased by €322.5 million or 248%, due in part to the inclusion of 12 months in this period resulting in casino net gaming revenue of €452.5 million for the year ended December 31, 2020, compared with €130 million, being only five months of revenue accounted for in the year ended December 31, 2019.

Additional casino net gaming revenue was derived from the acquisition of Pelion, Yakira and Gazelle, adding another €86 million or 9.46% of aggregate casino net gaming revenue in the year ended December 31, 2020, taking the total to €844.8 million for the year ended December 31, 2020.

Additional sports net gaming revenue was derived from the acquisition of Yakira and Gazelle, adding a further €19.0 million or 11.9% of aggregate sports net gaming revenue in the year ended December 31, 2020, taking the total to €161.3 million for the year ended December 31, 2020.

SGHC’s total revenue was €908.0 million for the year ended December 31, 2020, an increase of €432.0 million or 91% compared with the year ended December 31, 2019, mainly due to the additional revenue contributed by the acquisition of Fengari on July 31, 2019 (which therefore contributed 12 months of revenue totaling €452.5 million in the year ended December 31, 2020, an increase of €322.5 million compared with the five month period included in the year ended December 31, 2019); the additional revenue contributed by the acquisition of Pelion on May 4, 2020 (€61.0 million, or 7% of the total); and the additional revenue contributed by the acquisition of Gazelle and Yakira on September 30, 2020 (€25.0 million or 3% of the total).

Other Revenue (comprising of brand license fee income) increased as a result of contractual fee renegotiation by €20.5 million or 48% to €63.2 million for the year ended December 31, 2020, compared with €42.7 million for the year December 31, 2019.

(Euro in thousands)	2020				2019
	SGHC	Spin	Betway Licensed	Betway	SGHC	Betway	Spin
Online casino(2)	683,404	511,311	7,678	164,415	296,287	166,894	129,393
Sports betting(2)	161,373	293	19,170	141,910	137,036	136,405	631
Net Gaming Revenue	844,777	511,604	26,848	306,325	433,323	303,299	130,024
Brand licensing(3)	63,242	1,890	(1,853)	63,205	42,717	42,717	—

Revenue	908,019	513,494	24,995	369,530	476,040	346,016	130,024

The Betway segment (comprising Pindus, Yakira and Gazelle) contributed €394.5 million or 43% of total revenue and the Spin segment (comprising Fengari and Pelion) contributed €513.5 million or 57% of total revenue of €908.0 million in the year ended December 31, 2020.

(2)	Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
(3)	Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.

Direct and Marketing Expenses

(Euro in thousands)	For the year ended December 31, 2020					For the year ended December 31, 2019
	SGHC	Other	Spin	Betway Licensed	Betway	SGHC	Betway	Spin
Direct Expenses	365,823	84	193,363	10,775	161,601	236,634	182,088	54,546
Gaming tax, license costs and other tax	33,969	—	5,593	3,560	24,816	44,087	42,027	2,061

(Euro in thousands)	For the year ended December 31, 2020					For the year ended December 31, 2019
	SGHC	Other	Spin	Betway Licensed	Betway	SGHC	Betway	Spin
Processing & Fraud Costs	99,322	—	57,491	2,741	39,091	51,709	33,958	17,751
Royalties	164,636	—	121,466	3,041	40,129	70,900	37,961	32,939
Staff related expenses	47,158	38	327	554	46,239	43,007	42,861	146
Other operational costs	19,142	45	2,830	395	15,871	20,566	19,685	880
Financing Expenses	4,994	1	4,214	995	(215)	1,357	610	747
Costs relating to currency movements	(3,399)	—	1,442	(511)	(4,330)	5,009	4,986	24
Marketing Expenses	246,867	—	108,695	5,286	132,886	194,350	164,871	29,479

Direct and marketing expenses	612,689	84	302,058	16,061	294,486	430,984	346,959	84,025

Marketing expenditure in the Betway (Pindus) segment decreased by €32.0 million or 19% for the year ended December 31, 2020, to €132.9 million compared with €164.9 million for the year ended December 31, 2019, mainly attributable to the cancellation of major sporting leagues and events due to COVID-19 lockdowns around the world.

Direct expenditure in the Betway segment decreased by €20.5 million or 11% in the year ended December 31, 2020, to €161.6 million compared with €182.1 million for the year ended December 31, 2019, mainly attributable to the impact of the decrease in revenue on gaming tax and license costs, which is typically directly related to revenue and which reduced by €17.2 million or 41% to €24.8 million for the year ended December 31, 2020, compared to €42.0 million for the year ended December 31, 2019. Staff related expenses increased largely as a result of increased staff employed in the areas of responsible gaming, AML and compliance in line with the Company’s goals and strategies, resulting in an increase of €3.4 million or 8% to €46.2 million for the year ended December 31, 2020. This was offset by a decrease in other operational costs due to COVID-19 lockdowns, resulting in a net reduction of €3.8 million or 19% to €15.9 million for the year ended December 31, 2020.

Direct expenses in the Spin segment increased by €138.8 million or 255% for the year ended December 31, 2020, to €193.4 million compared with €54.5 million for the year ended December 31, 2019. This is mainly attributable to the inclusion of a full year of costs for Fengari for the year ended December 31, 2020 (€172.4 million) compared with only a five-month period for Fengari for the year ended December 31, 2019 (€54.5 million), and also as a result of the acquisition of Pelion which added a further €21.0 million for year ending December 31, 2020.

The acquisitions of Yakira and Gazelle added €16.1 million or 3% of total to SGHC’s direct and marketing expenses for the year ending December 31, 2020, contributing to total SGHC direct and marketing expenses increasing by €181.2 million or 42% to a total of €612.7 million for the year ending December 31, 2020.

General and Administrative Expenses

(Euro in thousands)	For the year ended December 31, 2020 Betway					For the year ended December 31, 2019
	SGHC	Other	Spin	Licensed	Betway	SGHC	Betway	Spin
Outsource fees	86,506	—	67,378	2,627	16,501	52,491	29,668	22,823
Technology and infrastructure costs	9,172	1	534	79	8,558	5,785	5,681	103
Other administrative costs	18,860	4,471	3,170	384	10,834	11,691	10,432	1,258

General and administrative expenses	114,538	4,472	71,082	3,091	35,893	69,967	45,782	24,184

In the Betway (Pindus) segment, general and administrative expenditure saw a decline of €9.9 million or 22% for the year ended December 31, 2020, to €35.9 million compared with €45.8 million for the year ended December 31, 2019. Outsource fees reduced by €13.2 million or 44% to €16.5 million for the year ended December 31, 2020, owing to the effects of the global COVID-19 pandemic, in particular the widespread cancellation of sporting events around the globe during March to June, 2020. Technology and infrastructure costs increased by €2.9 million or 51% to €8.6 million for the year ended December 31, 2020, primarily due to the cost of provisioning technology for enabling all staff to work from home. General and administrative expenses for the Spin segment increased by €46.9 million or 194% to €71.1 million mainly due to Fengari’s general and administrative expenses for a full year of €62.0 million for the year ended December 31, 2020, compared to €24.2 million for the five month period accounted for in the year ended December 31, 2019. This increase is also due to the acquisition of Pelion on May 4, 2020, which increased general and administrative expenses by a further €9.0 million for the year ended December 31, 2020.

The acquisition of Yakira and Gazelle contributed €3.1 million to general and administrative expenses for the Betway Licensed segment. SGHC’s total general and administrative expense for the year ended December 31, 2020, was €114.5 million.

Depreciation and Amortization

Depreciation and amortization expenditure for Pindus saw a minor increase of €0.98 million or 5% for the year ended December 31, 2020, compared with the year ended December 31, 2019. This was mainly due to an increase in capitalized internally developed software intended for the automation of responsible gaming and anti- money laundering components of customer-facing websites and apps. Depreciation and amortization expenditure for Fengari increased by €13.5 million or 127% to €24.2 million for the year ending December 31, 2020, in comparison to €10.7 million for the year ended December 31, 2019. This is mainly due to the year ending December 31, 2019, only comprising five months of depreciation and amortization for Fengari.

The acquisition of the other Betway entities (Yakira and Gazelle) contributed €3.9 million while Pelion (acquired into the Spin segment) contributed a further €6.6 million to SGHC’s total depreciation and amortization expenses of €55.4 million for the year ended December 31, 2020.

Finance Expense (Income)

Finance expenditure net of finance income for Pindus saw an increase of €2.5 million or 32% to €10.2 million in the year ended December 31, 2020, compared with €7.7 million for the year ending December 31, 2019, driven by an increase in a loan facility with Bellerive Global Services Limited.

Income Tax Expense

Income tax expense for Pindus for the year ended December 31, 2020, decreased by €0.13 million or 17% to €0.64 million, compared with an income tax expense of €0.77 million for the year ended December 31, 2019, resulting in effective tax rates of 7.8% and (1.0)%, respectively for the periods.

SGHC accrued additional tax expenses of €0.55 million with the acquisition of Pelion, Gazelle and Yakira, resulting in a total tax expense of €0.43 million for the year ended December 31, 2020, and an effective tax rate of 0.3% for the year. The low effective tax rate is mainly due to deferred tax recognized on the business acquisitions and timing differences.

Net Profit

SGHC’s total profit for the year ending December 31, 2020, was €149.2 million.

Pindus’s profit increased by €82.6 million for the year or (110)% to €7.6 million for the year ending December 31, 2020, from a loss of €75.0 million for the year ended December 31, 2019. Acquisition of Pelion, Gazelle and Yakira contributed €50.2 million or 34% of total for the year ending December 31, 2020.

Non-GAAP Financial Information

EBITDA

This Report includes EBITDA, which is a non-GAAP company-specific performance measure that SGHC uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit for the period before depreciation, amortization, financial income, financial expense and tax expense/credit.

Adjusted EBITDA

This Report includes Adjusted EBITDA, which is a non-GAAP company-specific performance measure that SGHC uses to supplement the Company’s results presented in accordance with IFRS. Adjusted EBITDA is defined as EBITDA minus gain on bargain purchase. SGHC believes that Adjusted EBITDA is useful in evaluating the Company’s operating performance as it is similar to measures reported by the Company’s public competitors and is regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. SGHC compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to Adjusted EBITDA below and not rely on any single financial measure to evaluate SGHC’s business.

Net Gaming Revenue

Net Gaming Revenue (“NGR”) is Gross Gaming Revenue (inclusive of both online casino and sports betting) minus bonuses and comps and incentives, minus payments to casino game suppliers in order to fund progressive jackpot network games, and minus value-added tax (“VAT”) and goods and services tax (“GST”) in countries where these taxes are applicable.

NGR is not presented in accordance with IFRS as issued by the IASB nor audited in accordance with either Public Company Oversight Board (“PCAOB”) standards nor generally accepted auditing standards in the U.S. IFRS differs in certain respects from U.S. GAAP.

NGR is an internal measure used by the Company as an indicator of the Company’s overall performance and for comparison against peers which disclose similar numbers on a regular basis. The value and growth of the Company’s NGR directly affects the Company’s revenue generated from its online casino games and sports betting offerings. A number of other operating expenses are correlated with NGR, including fraud, payment processing, “affiliates” marketing and the provision of casino and sports betting products. The same is true to a lesser extent of operating expenses associated with the infrastructure and customer support that is necessary to service customers.

The table below presents SGHC’s Adjusted EBITDA reconciled to the Company’s profit / (loss) for the year, the closest IFRS measure, for the periods indicated:

(Euro in thousands)		Spin		Betway Licensed			Betway		Betway	Spin
	SGHC	Pelion	Fengari	Yakira	Gazelle	SGHC Office	Pindus	SGHC	Pindus	Fengari
	For the year ended December 31, 2020	For the Period from May 4, 2020 through December 31, 2020	For the year ended December 31, 2020	Period from October 1, 2020 through December 31, 2020	Period from October 1, 2020 through December 31, 2020	Period from July 6, 2020 through December 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2020	Period from August 1, 2019 through December 31, 2019
Profit/(loss) for the year	149,217	32,227	95,754	(1,547)	19,537	(4,363)	7,610	(17,950)	(74,953)	57,004
Income tax expense	429	(962)	(568)	(48)	1,561	(193)	639	333	767	(434)
Finance income	(257)	(10)	(119)	(1)	(92)	—	(36)	(158)	(44)	(114)
Finance expense	10,991	637	80	17	70	0	10,188	7,735	7,733	2
Depreciation and amortization expense	55,407	6,576	24,228	319	3,532	1	20,751	30,460	19,772	10,689
EBITDA	215,787	38,468	119,374	(1,260)	24,608	(4,555)	39,152	20,421	(46,726)	67,147
Gain on Bargain purchase	(34,995)	(17,487)	—	—	(17,507)	—	—	(45,331)	—	(45,331)
Adjusted EBITDA	180,792	20,981	119,374	(1,260)	7,101	(4,555)	39,152	(24,911)	(46,726)	21,815

Liquidity and Capital Resources

SGHC measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. SGHC’s current working capital needs relate mainly to the monthly cashflow requirements of the Company’s direct and marketing expenses and general and administrative expenses. SGHC’s ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

SGHC had €138.5 million in cash and cash equivalents as of December 31, 2020. On a pro forma basis, assuming the Business Combination closed on that date, cash and cash equivalents would have amounted to approximately €158.6 million. SGHC cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. SGHC may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. SGHC believes that its cash and cash equivalents following the consummation of the Business Combination will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. To the extent that its current resources are insufficient to satisfy its cash requirements, SGHC may need to seek additional equity or debt financing. If the required financing is not available, or if the terms of financing are less desirable than expected, SGHC may be forced to decrease its level of investment in new market launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Cash Flows

The following table summarizes SGHC’s cash flows for the periods indicated.

	Year Ended December 31, 2020	Year Ended December 31, 2019
(Euro in thousands)
Net cash provided by (used in) operating activities	151,325	3,591
Net cash provided by (used in) investing activities	(5,838)	49,637
Net cash provided by (used in) financing activities	(81,088)	(7,889)

Total cash movement for the year	64,399	45,339

Cash and cash equivalents at end of the year	138,540	74,365

Operating activities

Cash generated by operating activities for the year ended December 31, 2019, included 12 months for Pindus and five months for Fengari, compared with 12 months for both entities in the year ended December 31, 2020. The year ended December 31, 2020 was also impacted by multiple acquisitions partially offset by higher costs.

Net cash generated by operating activities was €151.33 million for the year ended December 31, 2020, an increase of €147.4 million compared with net cash used in operating activities in the amount of €3.5 million for the year ended December 31, 2019.

For the year ended December 31, 2020, this was mainly driven by the increase in consolidated profit for the year from a loss of €18.0 million for the year ended December 31, 2019, to a profit of €149.2 million for the year ended December 31, 2020. Further increases in cash for the year ended December 31, 2020, arose an increase in interest on loans of €11.0 million and amortization of intangible assets in the amount of €51.2 million.

Cash generated by operating activities was negatively impacted as a result of cash used in operating activities due to changes in working capital including the movement in provision of €13.7 million (mainly due to reductions in marketing spend) as well as an increase in the payment of trade and receivables of €31 million, driven by the increase in outstanding processing receivables which is driven by the increase in profitability as at year ended December 31, 2020.

Investing activities

Net cash used in investing activities amounted to €5.8 million for the year ended December 31, 2020, compared with net cash generated by investing activities in the amount of €49.6 million for the year ended December 31, 2019.

For the year ended December 31, 2020, this was primarily driven by cash acquired of €29.8 million through the multiple business combinations, reduced by €23.9 million of surplus funds loaned out and €10.1 million purchase of intangible assets. The increase of €49.6 million for the year ended December 31, 2019, was due mainly to business combinations of €37.2 million and increase in loans receivable of €15.7 million.

Financing activities

Net cash from financing activities reduced total cash by €81.1 million for the year ended December 31, 2020, mainly due to cash payment for deferred consideration of €66.0 million, increase of interest-bearing loans of €15.8 million, and dividends paid of €10.0 million. This compares with a net cash decrease from financing activities of €7.9 million in the year ended December 31, 2019, mainly due to the cash payment for deferred consideration of €20.3 million and proceeds from interest bearing loans of €14.6 million. Interest-bearing loans are loans with Bellerive Global Services Limited utilized for further investment into the growth of the group through brand and other marketing strategies. These loans were converted to equity by a share issue on June 30, 2021.

Off-Balance Sheet Arrangements

As of December 31, 2020, SGHC did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Estimates and Judgments

The preparation of financial statements under IFRS requires the Group to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated along with other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Included below are the areas that we believe require estimates, judgments and assumptions which have the most significant effect on the amounts recognized in the financial statements.

Critical judgement

Pindus Holdings Limited as the Predecessor

In determining the accounting acquirer for the Reorganization Transactions judgement was applied in determining Pindus Holdings Limited as the Predecessor. At the time of this transaction SGHC was not a business as defined as it did not have inputs processes or outputs, therefore, one of the other combining entities needed to be assessed as the accounting acquirer. In making this judgement we assessed the key factors in IFRS 3.B15 and B16 and determined that after combining the group, the majority of the board members were from the Pindus Group. SGHC is seen as a continuation of Pindus and Pindus is the Predecessor.

Date of Reorganization Transactions

Since the transaction to effect the Reorganization Transactions as discussed in note 1 to the consolidated financial statements incorporated by reference in this Report lacked substance from an IFRS 3 perspective, we had to determine the appropriate point in which Fengari Holdings Limited and Pelion Holdings Limited would form part of the SGHC Group. As IFRS does not currently provide guidance for accounting for reorganizations of entities with a high degree of common ownership, the Company determined that the combining of these entities (and fair value accounting) should be considered from the specific dates when a high degree of common ownership was first established the owned percentages of each of the shareholders is identical in each of the entities. Therefore, we applied judgement and determined that Fengari and Pelion should be included in our financial statements from incorporation on July 26, 2019 and April 1, 2020, respectively.

Internally-generated software development costs

Costs relating to internally-generated software development costs are capitalized if the criteria for recognition as assets are met. The initial capitalization of costs is based on our judgment of technological feasibility including the following:

•	the intention to complete the intangible asset;

•	the ability to use the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate resources to complete the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset.

In making this judgment, we considered the progress made in each development project and its latest forecasts for each project. Other expenditure not eligible for capitalization is charged to the Consolidated Statement of Profit or Loss and Other Comprehensive Income in the period in which the expenditure is incurred. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Consolidation of entities where we have potential voting rights (control)

We consider that we control Raging River Trading Pty Ltd (“Raging River”) even though it has no current shareholding or voting rights. We have a call option to purchase 100% of the shares in Raging River exercisable from the date the option was issued. We applied judgement in determining that the option agreement is substantive. In making this judgement we assessed the key factors in IFRS 10 and determined that SGHC has the ability to direct the relevant activities of Raging River when decisions about its relevant activities are being made. Therefore, we determined that we controls Raging River and should consolidate the entity from the option date. The same assessment was made about Verno Holdings Limited regarding the call option over 100% of the shares in Verno Holdings Limited, however, when assessing the relevant circumstances determined that we do not control Verno Holdings Limited as the option is not substantive. Please refer to note 4 and note 5 to the unaudited interim condensed consolidated financial statements incorporated by reference in this Report for the detailed assessments and conclusions on these options.

Consideration transferred in the acquisition of Raging River

Consideration transferred in a business combination is calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. At the date we entered into the option over Raging River, the present value of the exercise price of the option formed part of the consideration transferred. During the year, we issued additional shares in SGHC and dividends to the previous Raging River shareholders. We applied judgement and determined that the additional shares issued, and the dividends are in substance linked transactions and the fair value of these items will form part of the consideration transferred in exchange for Raging River.

Key accounting estimates

Income taxes

We operate in a number of international jurisdictions and as such is subject to a range of different income and other tax regimes with differing and potentially complex legislation. This requires us to make judgements on the basis of detailed tax analysis and recognize payables or provisions and disclose contingent liabilities as appropriate.

We evaluate uncertain positions where the tax judgment is subject to interpretation and remains to be agreed with the relevant tax authority. Provisions for uncertain income tax positions are made using judgment of the most likely tax expected to be paid or the expected value, based on a qualitative assessment of all relevant information. In assessing the appropriate provision for uncertain items, we consider progress made in discussions with tax authorities and expert advice on the likely outcome and recent developments in case law, legislation and guidance.

Fair value of consideration

In a business combination in which the acquirer and the acquiree (or its former owners) exchange equity interests or other forms of consideration, we determine acquisition-date fair value of the consideration transferred. We applied this guidance in the acquisition of Raging River. We estimated the fair value of the shares transferred using the appropriate third-party valuation of the shares and appropriate discount rates for the present value of the exercise price of the option and the dividends paid.

Provisions and Contingencies

Legal and regulatory

Given the nature of the legal and regulatory landscape of the industry, from time to time we receive notices, communications and legal actions from a small number of regulatory authorities and other parties in respect of its activities. We have taken advice as to the manner in which it should respond and the likely outcomes of such matters. For any material ongoing and potential regulatory reviews and legal claims against us, an assessment is performed to consider whether an obligation or possible obligation exists and to determine the probability of any potential outflow to determine whether a claim results in the recognition of a provision or disclosure of a contingent liability. We have determined that there are currently no legal or regulatory matters for which a possible or probable obligation exists.

Indirect and gaming taxes

We may be subject to indirect taxation in the form of GST, VAT, withholding tax, duty or similar, and gaming taxes on transactions which we have treated as exempt from such taxes. Where we account for taxes on revenues in relevant jurisdictions, the method of calculation of such taxes as applied by us in determining the relevant tax payable may be challenged by revenue authorities. As such, revenue earned from players located in any particular jurisdiction may give rise to further taxes in that jurisdiction.

The nature of our international operations can give rise to situations where customers can access our websites from jurisdictions where we are not registered for indirect taxes, or where the indirect, gaming and or withholding tax treatment is uncertain. Where we consider that it is probable that indirect taxes or withholding taxes are payable to relevant tax authorities, provision is made for our best estimate of the tax payable. Provisions were raised in 2020 relating to indirect and withholding taxes of €2.5 million (2019: €Nil) and those in relation to gaming taxes of €20.6 million (2019: €22.8 million) (see note 21). We regularly review the judgements made in order to assess the need for provisions and disclosures in its financial statements. To the extent that the final outcome of such matters differs to our assessment at any reporting dates, such differences may impact the financial results or contingent liabilities disclosed in the period in which such determination is made. Further details can be found in note 21 to the consolidated financial statements incorporated by reference in this Report.

Fair value of acquired intangible assets

Intangible assets are recognized on business combinations if they are separable from the acquired entity or arise from other contractual or legal rights and are recorded initially at fair value. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques. In applying these appropriate valuation techniques we make estimates including estimates of future economic benefits, cash flows, and the appropriateness of discount rates or the estimated cost and time to create an equivalent intangible asset. Please refer to note 4 and note 11 to the consolidated financial statements incorporated by reference in this Report where the respective acquired balances are included.

Key assumptions made in connection with measurement of intangible assets relating to the Reorganization Transactions include:

•	the discount rates of between 19.0% and 31.0%;

•	the royalty rates of between 1.0% and 2.0%;

•	the estimated useful lives which range from 2.5 to 10 years;

•	the expected annual retention rates of existing customers for each of the next five year split by customer vintage; and

•

estimated cash flows and projected financial information where we consider historical performance and industry assessments among other sources before further applying its own experience and knowledge of the industry in making judgments and estimates. Please refer to note 4 and note 11 to the consolidated financial statements incorporated by reference in this Report where the respective acquired balances are included.

Impairment of goodwill and other intangible assets

We are required to test, on an annual basis, whether intangible assets not yet in use and indefinite-life assets have suffered any impairment. We are required to test other intangibles if events or changes in circumstances indicate that their carrying amount may not be recoverable. The recoverable amount is determined by comparing the carrying amount of the indefinite-lived asset with its recoverable amount. To determine the recoverable amount we perform a valuation analysis based on the Fair Value Less Cost of Disposal (“FVLCD’”) in accordance with IAS 36, ‘Impairment of Assets.’ The use of this method requires the estimation of future cash flows and the choice of a discount rate in order to calculate the present value of the cash flows. Such estimates are based on our experience of the business, but actual outcomes may vary. More details including carrying values are included in note 12 to the consolidated financial statements incorporated by reference in this Report.

Useful lives of intangible assets

We acquired significant intangible assets in connection with the Reorganization Transactions. We have applied estimates in determining the useful lives for these acquired intangible assets using information regarding, among other things, details of the contractual terms, historical customer activity and attrition, forecasted cash flow information and market conditions and trends.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2.2 – Recent accounting pronouncements, to SGHC’s audited consolidated financial statements incorporated by reference in this Report on Form 20-F.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Following the consummation of the Business Combination, NewCo is expected to remain an emerging growth company at least through the end of the 2021 fiscal year. As such, we are choosing to irrevocably opt out of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements for fiscal year 2020 and fiscal year 2019, and our interim condensed consolidated financial statements, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses related to (i) a lack of consistent application of IFRS reporting requirements across the enlarged business and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place. As a result, a number of adjustments to our consolidated financial statements were identified and made during the course of the audit process including adjustments related to indirect taxes, amortization of intangible assets, capitalization of development costs and classification of processor receivables.

We are currently in the process of remediating these material weaknesses and are taking steps that we believe will address their underlying causes. We are in the process of revising our procedures and review, supervision and monitoring functions in respect of the capitalization of development costs. We have enlisted the help of external advisors to provide assistance in the area of IFRS accounting in the short term, and are evaluating the longer-term resource needs of our finance function. These remediation measures may be time consuming and costly, and might place significant demands on our financial, accounting and operational resources. In addition, there is no assurance that we will be successful in hiring any necessary personnel in a timely manner, or at all.

We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports to be filed with the SEC and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. Further, our independent registered public accounting firm is not required and has not been engaged to express, nor have they expressed, an opinion on the effectiveness of our internal control over financial reporting. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by our management or independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses.

Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that our remediation efforts described herein will be successful and that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

SGHC has in the past, and NewCo may in the future, be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. SGHC’s exposure to interest rate and financial instruments risk is not material as of June 30, 2021. See Note 17 to SGHC’s consolidated financial statements incorporated by reference in this Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The board of directors and executive officers of NewCo are as follows.

Name	Age	Position
Neal Menashe	49	Chief Executive Officer and Director
Alinda Van Wyk	45	Chief Financial Officer and Director
Richard Hasson	41	President, Chief Operating Officer and Director
Eric Grubman	63	Director, Chairman
John Collins	59	Director
Robert James Dutnall	69	Director
John Le Poidevin	51	Director

Neal Menashe has served as Chief Executive Officer and a member of the board of SGHC since its formation and became a member of the NewCo Board prior to completion of the Business Combination. In 2001, Mr. Menashe co-founded Win Technologies, which is now owned by SGHC, and served as the Executive Chairman until October 2020. Mr. Menashe holds a Bachelor of Commerce in Accounting from University of Cape Town and a Bachelor of Accounting Sciences (Honours) from University of South Africa, and qualified as a Chartered Accountant in 1998 after serving articles with Arthur Andersen in Johannesburg, South Africa. Mr. Menashe’s qualifications to serve on the NewCo Board include his two decades of experience within the gaming sector and knowledge of the business of SGHC and the industry within which it operates.

Alinda Van Wyk has served as Chief Financial Officer and a member of the board of SGHC since its formation and became a member of the NewCo Board prior to completion of the Business Combination. Ms. Van Wyk joined a predecessor company of SGHC in 2000 as a Financial Controller, becoming Group Head of Finance in 2007 and thereafter Group Finance Director from 2014 to 2020. Ms. Van Wyk holds a Bachelor of Commerce (Honours) in Accounting Sciences from the University of Stellenbosch Business School and is accredited ACMA, CGMA by the Chartered Institute of Management Accountants. Ms. Van Wyk’s qualifications to serve on the NewCo Board include her more than 20 years of experience within the online gaming industry and her extensive experience with the management and oversight of complex financial reporting and auditing systems.

Richard Hasson has served as President and Chief Operating Officer and a member of the board of SGHC since its formation and became a member of the NewCo Board prior to completion of the Business Combination. Prior to joining SGHC, Mr. Hasson was Commercial Director of Win Technologies, which is now owned by SGHC, where he was instrumental in supporting the expansion of its global footprint. Mr. Hasson previously worked in the investment banking division of Goldman Sachs and qualified as a chartered accountant at KPMG. Mr. Hasson received his M.B.A. from London Business School and his Bachelor of Business Science from the University of Cape Town. Mr. Hasson’s qualifications to serve on the NewCo Board include his extensive experience and knowledge of the business of SGHC and the industry within which it operates.

Eric Grubman has served as Chairman and Chief Financial Officer of SEAH since October 2020 and became a member of the NewCo Board upon completion of the Business Combination. Mr. Grubman served as Chairman of the Board of On Location Experiences, a premium experiential hospitality business from April 2018 to January 2020. Previously, from May 2004 until July 2018, Mr. Grubman served in various roles with the National Football League (NFL), including leadership roles in Finance and Business Operations. He most recently served as an Executive Vice President leading special projects, including the sales of NFL teams, franchise relocations, construction of stadiums and was heavily involved with managing relationships with NFL Owners. Prior to the NFL, Mr. Grubman served as Co-President at Constellation Energy Group, an energy company that provides electric power, natural gas, and energy management services, from September 1999 to April 2002. Prior to his role with Constellation, Mr. Grubman served in various roles at Goldman Sachs, including as Partner and co-head of the Energy Group. Mr. Grubman earned a bachelor’s degree in economics from the United States Naval Academy and an M.B.A. from Harvard Business School. Mr. Grubman’s qualifications to serve on the NewCo Board include his years of executive experience working with professional sports leagues.

John Collins has served as Chief Executive Officer of SEAC since September 2020 and became a member of the NewCo Board upon completion of the Business Combination. Mr. Collins is a seasoned executive in sports, media, entertainment and marketing. Mr. Collins served as the Chief Executive Officer of On Location Experiences from 2015 until January 2020, where he oversaw an expansion from $35 million to $650 million in annual revenues. Prior to his role at On Location Experiences, Mr. Collins served as Chief Operating Officer of the National Hockey League (NHL) from 2008 until 2015, after previously serving as Senior Executive Vice President of Business and Media from 2006 until 2008. Prior to his roles with the NHL, Mr. Collins was President and Chief Executive Officer

of the Cleveland Browns NFL team from 2004 until 2006. Earlier in his career, Mr. Collins served in numerous roles at the NFL, including as Senior Vice President of Marketing, Sales and Programming. Mr. Collins earned a bachelor’s degree from the C.W. Post Campus at Long Island University. Mr. Collins qualifications to serve on the NewCo Board include his decades of experience in sports, media, entertainment and marketing.

Robert James Dutnall has served as an advisor to the board of SGHC since 2012 and has been a member of the NewCo Board since its formation. Mr. Dutnall joined the Betway Group in 2012, playing a key role in structuring the company as it is today, with a focus on developing the sports betting business. Prior to this role, Mr. Dutnall had spent seven years with listed online gambling company, Sportingbet plc, including five years as managing director of its European business. Mr. Dutnall previously held senior finance and general management positions with a number of leading industrial and consumer companies, including Invensys and Unigate. Mr. Dutnall’s qualifications to serve on the NewCo Board include his extensive experience of the gaming and entertainment industry within which SGHC operates.

John Le Poidevin has served as a director of SGHC since November 2020 and has been a member of the NewCo Board since its formation. Mr. Le Poidevin is a Fellow of the Institute of Chartered Accountants in England and Wales and a former audit partner of BDO LLP in London. Since 2013, Mr. Le Poidevin has served as a non-executive director and audit committee chair across a range of different businesses, including Market Tech Holdings Limited from 2014 to 2017, Safecharge International Group Limited from 2014 to 2019 and Stride Gaming Plc from 2015 to 2019. Mr. Le Poidevin is currently a non-executive director at a number of companies, including International Public Partnerships Limited, BH Macro Limited and TwentyFour Income Fund Limited, all of whom are listed on the main market of the London Stock Exchange. Mr. Le Poidevin’s qualifications to serve on the NewCo Board include his extensive breadth of experience across the online gaming, leisure and retail sectors in the U.K., European and global markets.

B.	Compensation

Historical Executive Officer and Director Compensation

The amount of compensation paid, and benefits in kind granted, to NewCo’s executive officers and directors for the year ended December 31, 2021 was nil. The amount of compensation paid, and benefits in kind granted, to NewCo’s predecessor, SGHC Limited’s executive officers and directors for the year ended December 31, 2021, who were the same as the executive officers and directors of NewCo is described in the tables below. NewCo and SGHC Limited historically operated on a fiscal year ended December 31 basis, and as such, we are providing disclosure for SGHC Limited’s last full financial year (i.e., the year ended December 31, 2021). We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in NewCo’s home country and will not be otherwise publicly disclosed by NewCo.

Historical Compensation of NewCo’s Executive Officers

(U.S. dollars)(1)	All executive officers
Base compensation(2)	$2,311,176
Bonuses	$—
Additional benefit payments	$—
Total cash compensation	$2,311,176

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2021 annual exchange rate of £1.00 to USD$1.3757.
(2)	Base compensation represents the actual salary amounts paid to executive officers in 2021.

Historical Compensation of SGHC’s Directors

(U.S. dollars)(1)	All directors
Base compensation(2)	$2,503,774
Bonuses	$—
Additional benefit payments	$—
Total cash compensation	$2,503,774

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2021 annual exchange rate of £1.00 to USD$1.3757.
(2)	Base compensation represents the actual salary amounts paid to directors in 2021.

Executive Officer and Director Compensation Following the Business Combination

As noted in the section titled “Information About Management, Directors And Nominees”, upon consummation of the Business Combination, NewCo established a compensation committee that will be responsible for making all determinations with respect to our executive compensation programs and the compensation of our executive officers. The compensation committee will have the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and we expect that the compensation committee will work with such advisors to evaluate the compensation of our Chief Executive Officer and our other executive officers and our non-management directors, as well as to develop and implement our compensation philosophy and programs as a public company. None of NewCo’s executive officers will serve as a member of the compensation committee or otherwise be directly responsible for the compensation committee’s decisions, but NewCo’s Chief Executive Officer and Chief Financial Officer will continue to be involved with compensation decisions by providing insight and recommendations to the compensation committee regarding compensation for executive officers other than themselves.

Director Compensation

The board of directors of NewCo expects to approve the initial terms of its non-employee director compensation program in connection with the Business Combination described herein.

The 2021 Equity Incentive Plan

By way of written resolutions passed prior to the Business Combination, the NewCo shareholders considered and approved the 2021 Equity Incentive Plan (the “2021 EIP”). The 2021 EIP was approved on behalf of NewCo’s board of directors on December 22, 2021 and shareholder approval was provided by written resolution on December 31, 2021. The 2021 EIP became effective upon the closing of the Business Combination.

A summary of the terms of the 2021 EIP is set forth in the proxy statement/prospectus in the section titled “The Equity Incentive Plan Proposal” beginning on page 168 of the proxy statement/prospectus, which is incorporated herein by reference. Such summary and the foregoing description are qualified in their entirety by reference to the text of the 2021 EIP, a copy of which is attached hereto as Exhibit 4.15 and incorporated herein by reference. “

The 2021 Employee Stock Purchase Plan

By way of written resolutions passed prior to the Business Combination, the NewCo shareholders considered and approved the 2021 Employee Stock Purchase Plan (the “2021 ESPP”). The 2021 ESPP was approved on behalf of NewCo’s board of directors on December 22, 2021 and shareholder approval was provided by written resolution on December 31, 2021. The 2021 ESPP became effective upon the closing of the Business Combination.

A summary of the terms of the 2021 ESPP is set forth in the proxy statement/prospectus in the section titled “The Employee Stock Purchase Plan Proposal” beginning on page 173 of the proxy statement/prospectus, which is incorporated herein by reference. Such summary and the foregoing description are qualified in their entirety by reference to the text of the 2021 ESPP, a copy of which is attached hereto as Exhibit 4.17 and incorporated herein by reference.

C.	Board Practices

The parties to the Business Combination Agreement agreed that the initial board would be comprised of nine persons, seven of whom are set forth above and the remainder of whom will be selected following the consummation of the Business Combination.

As discussed more fully under the section titled “Description of NewCo’s Securities — Directors,” the NewCo Governing Documents provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting by Ordinary Resolution. NewCo may add two additional directors to the NewCo Board following the Closing. The Sponsor will be entitled to designate two directors of NewCo, the Sellers will be entitled to designate six directors of NewCo, and the Chief Executive Officer of NewCo will be a director of NewCo. So long as shares of NewCo are listed on the NYSE, the NewCo Board shall include such number of “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require.

Audit Committee

NewCo has established an audit committee of the board of directors, comprised of Eric Grubman, John Collins and John Le Poidevin, each of whom is independent under the applicable rules of the SEC and the NYSE. John Le Poidevin is the chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE and the NewCo Board has determined that John Le Poidevin qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The NewCo Board adopted, effective upon completion of the Business Combination, an audit committee charter, which details the principal functions of the audit committee, including:

•

evaluating the performance of the registered public accounting firm or firms engaged as the Company’s independent outside auditors for the purpose of preparing or issuing an audit report or performing audit services (the “Auditors”) and assessing their independence and qualifications, to determine whether to retain, or to terminate, the engagement of the existing Auditors, or to appoint and engage a different independent registered public accounting firm;

•

reviewing a report by the Auditors describing the firm’s internal quality-control procedures and any material issues raised by the firm’s most recent internal quality-control review or peer review or by any inquiry or investigation by governmental or professional authorities, within the preceding five years;

•	monitoring the rotation of the partners of the Auditors on the Company’s audit engagement team;

•	monitoring the independence of the Auditors;

•	reviewing, upon completion of the audit, the financial statements;

•

conferring with management and the Auditors, as appropriate, regarding the scope, adequacy and effectiveness of internal control over financial reporting including responsibilities, budget and staff of the internal audit function;

•	reviewing and discussing with management and, as appropriate, the Auditors, the Company’s guidelines and policies with respect to risk assessment and risk management; and

•	investigating any matter brought to the attention of the Audit Committee within the scope of its duties, if necessary or appropriate.

Nominating and Corporate Governance Committee

NewCo has established a nominating and corporate governance committee of the board of directors, comprised of John Collins, John Le Poidevin and Robert James Dutnall. The NewCo Board has determined that John Collins and John Le Poidevin are independent. Pursuant to an exemption to the NYSE listing standards for foreign-private issuers, NewCo is not required to have a nominating and corporate governance committee composed entirely of independent directors. NewCo is relying upon such exemption from the NYSE listing standards as Robert James Dutnall is not independent. The NewCo Board does not believe Robert James Dutnall’s lack of independence impairs his ability to serve effectively on the nominating and corporate governance committee and otherwise meets the standards and charter for the nominating and corporate governance committee. John Collins is the chairman of the committee. The NewCo Board has adopted, effective upon completion of the Business Combination, a nominating and corporate governance charter, which details the principal functions of the nominating and corporate governance committee.

The Nominating and Corporate Governance Committee is responsible for, among other things:

•

identifying, reviewing and evaluating candidates to serve on NewCo’s Board as well as recommending candidates to the NewCo Board to serve as nominees for director for the annual meeting of shareholders;

•	assessing the performance of management and the NewCo Board;

•	overseeing the NewCo Board committee structure and operations;

•	developing a set of corporate governance policies;

•	reviewing the processes and procedures used by the Company to provide information to the NewCo Board and its committees; and

•	reviewing compensation paid to non-employee directors.

Guidelines for Selecting Director Nominees

The nominating and corporate governance committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating and corporate governance committee charter, generally provide that persons to be nominated should:

•	have demonstrated notable or significant achievements in business, education or public service;

•

possess the requisite intelligence, education and experience to make a significant contribution to the board of directors of NewCo and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating and corporate governance committee will not distinguish among nominees recommended by shareholders and other persons.

Following the Closing, no parties will have contractual director nomination rights. The Board of the Company is considering the appointment of 2 additional directors who are not resident in the United Kingdom, Channel Islands or Isle of Man. It is not anticipated that these appointments will occur until after Closing.

Compensation Committee

NewCo has established a compensation committee comprised of Eric Grubman, John Le Poidevin and Robert James Dutnall. The NewCo Board has determined that Eric Grubman and John Le Poidevin are independent. Pursuant to an exemption to the NYSE listing standards for foreign-private issuers, NewCo is not required to have a compensation committee composed entirely of independent directors. NewCo is relying upon such exemption from the NYSE listing standards as Robert James Dutnall is not independent. The NewCo Board does not believe Robert James Dutnall’s lack of independence impairs his ability to serve effectively on the compensation committee and otherwise meet the standards and charter for the compensation committee. Eric Grubman is the chairman of the compensation committee.

The NewCo Board has adopted, effective upon completion of the Business Combination, a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing, modifying (as needed) and approving the overall compensation strategy and policies for the Company, including reviewing and approving corporate goals and objectives, evaluating and recommending to the NewCo Board for approval the compensation plans and programs advisable for the Company, and reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for the Company’s executive officers and other senior management, as appropriate;

•

reviewing and approving the individual and corporate goals and objectives of the Company’s Chief Executive Officer that are periodically established as well as determining and approving the compensation and other terms of employment of the Company’s Chief Executive Officer;

•

reviewing and recommending to the NewCo Board the type and amount of compensation to be paid or awarded to non-employee Board members, including consulting, retainer, meeting, committee and committee chair fees, as well as any equity awards;

•

recommending to the NewCo Board the adoption amendment and termination of the Company’s share option plans, share appreciation rights plans, pension and profit sharing plans, incentive plans, share bonus plans, share purchase plans, bonus plans, deferred compensation plans and similar programs;

•	reviewing and establishing appropriate insurance coverage for the Company’s directors and officers;

•	providing recommendations to the NewCo Board on compensation-related proposals to be considered at the Company’s annual meeting, including the frequency of advisory votes on executive compensation;

•	preparing and reviewing the Compensation Committee report on executive compensation to be included in the Company’s annual proxy statement in accordance with applicable SEC rules and regulations; and

•

reviewing, discussing and assessing its own performance at least annually as well as reviewing and assessing the adequacy of this charter periodically, and recommending any proposed changes to the NewCo Board for its consideration.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel, accounting or other advisers or consultants and is directly responsible for the appointment, compensation and oversight of the work of any such adviser or consultant. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Compensation Committee Interlocks and Insider Participation

None of NewCo’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on NewCo’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the NewCo Board.

Risk Committee Information and Risk Oversight

NewCo has established a risk committee comprised of Robert James Dutnall, Richard Hasson and John Le Poidevin. Robert James Dutnall is the chair of the risk committee. The risk committee has a written charter. The purpose of the risk committee is to assist the board of directors in overseeing and considering the appropriateness of the risk management activities designed and implemented by NewCo’s management. NewCo’s risk committee and board of directors also consider specific risk topics, including risks associated with NewCo’s strategic initiatives, business plans and capital structure. NewCo’s management, including its executive officers, is primarily responsible for managing the risks associated with operation and business of the company and provides appropriate updates to the board of directors and the risk committee. NewCo’s board of directors delegates to the risk committee oversight of its risk management process, and NewCo’s other committees also consider risk as they perform their respective committee responsibilities. All committees report to the board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Code of Business Conduct and Ethics

NewCo has posted its Code of Conduct and Ethics and will post any amendments to or any waivers from a provision of its Corporate Governance Guidelines on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Corporate Governance Guidelines in a manner consistent with the applicable rules or regulations of the SEC and the NYSE.

Shareholder Communication with the Board of Directors

Shareholders and interested parties may communicate with the NewCo Board, any committee chairperson or the independent directors as a group by writing to the NewCo Board or committee chairperson in care of Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

D.	Employees

SGHC and its subsidiaries currently manage approximately 3,700 staff with teams in 13 countries. 95% of employees are permanently employed and the remainder are contractors.

The Company believes that its staff are adequately dispersed geographically for purposes of reducing geopolitical risks that the Company would otherwise be more exposed to if its operations were more highly centralized. The Company utilizes some of its offices as off-site data backup locations for each other and has contingency plans in place for the rapid relocation of necessary staff to alternate Company locations in the case of natural or other disasters. Throughout the ongoing Covid-19 pandemic, the Company did not experience any operational disruptions as all staff were able to work from home.

The Company operates a performance-oriented culture that emphasizes personal growth and effective delivery of objectives within the context of corporate strategy and goals. Performance management processes avoid explicit Key Performance Indicators (which management believes to be too easily gamed and generally ineffective for technology-focused activities) and focus instead on desired values and behaviors (an approach which management believes is much harder to game and more effective at reinforcing SGHC’s corporate culture and effectiveness). Examples of how this approach is applied in practice include the assessment of individual staff members with reference to their effectiveness, commitment and level of initiative.

The Company maintains a steady pipeline of home-grown customer-focused management talent by exposing the majority of new hires to customer-facing roles that provide a comprehensive introduction to the workings of many of the Company’s systems and how they meet the needs of the customer. It is not uncommon for senior management roles to be occupied by staff who have graduated from this environment and who thereby benefit from a broad understanding of the major areas of the business and how the needs of the customer impact on each area.

Where specific skills or expertise are unavailable internally the Company will hire externally and typically seeks to offer compensation packages that compare well with other employment opportunities, including non-gambling technology companies.

The Company expends considerable effort ensuring that all staff understand the Company’s vision and culture and that all staff are held accountable to upholding the Company’s values. Regular staff engagement together with ongoing training programs and values-based performance feedback mechanisms seek to ensure that high standards are maintained. In particular, quality of customer service, data security and responsible gaming principles are emphasized regularly and repeatedly.

HR professionals are embedded throughout the business, operating in partnership with all levels of management to identify and surface potential performance problems faster than would otherwise be the case. HR professionals are expected to understand the commercial and operational details of the business as if they were employed directly in those areas and are thereby expected to assist managers with both their personal growth and the effectiveness and strategic development of their teams.

The Company believes that the above-mentioned are some of the reasons why the Company benefits from low staff turnover and significant loyalty from its staff, including in excess of 200 employees who have been employed within the Group for more than 10 years and an appreciable number for more than 20 years.

None of the Company’s employees are represented by a labor union. The Company has not experienced any work stoppages, and generally considers its relations with employees to be good.

E.	Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of NewCo as of January 27, 2022 upon the consummation of the Business Combination by:

•	each beneficial owner of more than 5% of the outstanding NewCo ordinary shares;

•	each executive officer or a director of NewCo; and

•	all of NewCo’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Each NewCo ordinary share will entitle the holder to one vote.

The beneficial ownership of NewCo is based on 490,197,468 NewCo ordinary shares issued and outstanding. The expected beneficial ownership percentages set forth below do not take into account warrants that are outstanding and may be exercised thereafter (commencing upon 12 months from the closing of the IPO (i.e., October 6, 2021)).

Beneficial Owners	Number of NewCo Shares	Approximate Percentage of Outstanding Shares
Directors and Executive Management
Alinda Van Wyk(1)(2)	1,561,513	*	%
Neal Menashe(1)(3)	16,947,959	3.46%
Richard Hasson(1)(4)	3,019,210	*	%
Robert James Dutnall(1)	—	*	%
John Le Poidevin(1)	—	*	%
Eric Grubman(5)	—	*	%
John Collins(5)	—	*	%
All directors and executive officers as a group (7 persons)	21,528,682	4.39%
Other 5% Shareholders
Knutsson Limited(6)(7)	236,706,749	48.29%
Chivers Limited(8)(9)	98,401,158	20.07%

*	Less than 1%.
(1)	The business address of this shareholder is Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.
(2)

Bellerive Trust Limited as Trustee of the Agape Trust is the registered holder of such shares. Alinda Van Wyk is a beneficiary of the Agape Trust, but does not possess sole or shared voting or investment power over such shares.

(3)

Bellerive Trust Limited as Trustee of the Panther Trust is the registered holder of 4,198,803 of such shares and Earl Fiduciary AG as Trustee of the Turtle Trust is the registered holder of 12,749,156 of such shares. Neal Menashe is a beneficiary of the Panther Trust and the Turtle Trust, but does not possess sole or shared voting or investment power over such shares.

(4)

Bellerive Trust Limited as Trustee of the Hamilton Trust is the registered holder of such shares. Richard Hasson is a beneficiary of the Hamilton Trust, but does not possess sole or shared voting or investment power over such shares.

(5)

Sports Entertainment Acquisition Holdings LLC (the “Sponsor”) is the record holder of 11,250,000 shares. Eric Grubman and John Collins are two of the three managers of the Sponsor’s board of managers. Any action by the Sponsor with respect to such shares, including voting and dispositive decisions, requires a majority vote of the managers of the board of managers. Under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the Sponsor’s managers, none of the managers of the Sponsor is deemed to be a beneficial owner of the Sponsor’s securities, even those in which such manager holds a pecuniary interest. Accordingly, neither Eric Grubman nor John Collins is deemed to have or share beneficial ownership of the shares held by the sponsor. The business address of each of the above entities or individuals is Golden Bear Plaza, 11760 US Highway 1, Suite W506, North Palm Beach, FL 33408.

(6)	The business address of the above entity is 24 North Quay, Douglas, Isle of Man, IM1 4LE.
(7)

Knutsson Limited is beneficially owned by Ridgeway Associates Limited as trustees for the Alea Trust. Ridgeway Associates Limited is a professional trustee company whose professional directors change from time to time. None of the directors of Ridgeway Associates Limited, nor Ridgeway Associates Limited itself, have an economic interest in the Alea Trust or in Knutsson Limited.

(8)	The business address of the above entity is Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP.
(9)

Chivers Limited is beneficially owned by Waddle Limited as corporate trustee of the Chivers Trust. Waddle Limited is a professional trustee company whose professional directors change from time to time. None of the directors at Waddle Limited, nor Waddle Limited itself, have an economic interest in the Chivers Trust or in Chivers Limited.

Holders

As of January 27, 2022, we had approximately 29 shareholders of record of our ordinary shares. We estimate that as of January 27, 2022, approximately 11.28% of our outstanding ordinary shares are held by 7 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

B.	Related Party Transactions

Post-Business Combination Arrangements

In connection with the Business Combination, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements include:

Exchange Agreement

Concurrently with the execution of the Business Combination Agreement, NewCo, SGHC and each Pre-Closing Holder entered into an Exchange Agreement, pursuant to which, on the Closing Date but prior to the Closing (and conditioned upon the Closing), SGHC underwent the Reorganization which included, among other things, the transfer by the Pre-Closing Holders of all issued ordinary shares of SGHC in exchange for newly issued NewCo Ordinary Shares.

Founder Holders Consent Letter

Concurrently with the execution of the Business Combination Agreement, the Founders, SGHC, NewCo and SEAC entered into the Founder Holders Consent Letter, pursuant to which, among other things, the Founders waived any and all anti-dilution rights described in the Current Charter with respect to Class B Shares held by the Founders and acknowledge the conversion of such Class B Shares into Class A Shares, as more fully described in the Founder Holders Consent Letter.

Amended and Restated Registration Rights Agreement

At the Closing, SEAC, SGHC, NewCo, the Founders, certain Pre-Closing Holders and PJT Partners Holdings LP entered into the A&R Registration Rights Agreement (i) amending and restating SEAC’s Registration Rights Agreement, dated as of October 6, 2020, in its entirety, and (ii) pursuant to which, among other things, NewCo provided certain registration rights for the NewCo Ordinary Shares and NewCo warrants held by the parties to the A&R Registration Rights Agreement, subject to certain exceptions and as more fully described in the A&R Registration Rights Agreement.

Transaction Support Agreements

Concurrently with the execution of the Business Combination Agreement, NewCo, SGHC, SEAC and each Pre-Closing Holder entered into the TSAs, pursuant to which, among other things, the Pre-Closing Holders agreed to vote their outstanding shares of SGHC at any meeting of SGHC’s shareholders in favor of the transactions contemplated by the Business Combination Agreement and provided a power of attorney to SGHC to take certain actions in connection with the transactions contemplated by the Business Combination Agreement on behalf of such shareholders.

Repurchase Agreements

Concurrently with the execution of the Business Combination Agreement, NewCo, SGHC, and certain Pre-Closing Holders entered into Repurchase Agreements pursuant to which NewCo repurchased NewCo Ordinary Shares from such shareholders in exchange for cash consideration equal to $10.00 per NewCo Ordinary Share, effective immediately following and conditioned upon the Closing.

Founder Holders Deferral Agreement

Concurrently with the execution of the Business Combination Agreement, NewCo, SEAC, the Sponsor, PJT Partners Holdings LP, Eric Grubman and John Collins entered into the Founder Holders Deferral Agreement pursuant to which, among other things, (i) NewCo was granted a cash redemption right divided into two tranches with respect to the NewCo Sponsor warrants (including the underlying NewCo Ordinary Shares acquired following a permitted exercise of the NewCo Sponsor warrants) which shall entitle NewCo to redeem, with respect to the first tranche, 5,500,000 of the NewCo Sponsor warrants at a price per warrant equal to $6.50, and with respect to the second tranche, 5,500,000 of the NewCo Sponsor warrants at a price per warrant equal to $12.50, upon the trading price of the NewCo Ordinary Shares hitting certain price targets which, with respect to the first tranche, shall be $18.00 for any 20 trading days out of any consecutive 30-day trading period, and with respect to the second tranche, shall be $24.00 for any 20 trading days out of any consecutive 30-day trading period, as more fully described in the Founder Holders Deferral Agreement, and (ii) any NewCo Sponsor warrants (or NewCo Ordinary Shares acquired upon a permitted exercise of the NewCo Sponsor warrants) directly or indirectly owned by Eric Grubman and John Collins (or their affiliates) are subject to additional restrictions on payment, as more fully described in the Founder Holders Deferral Agreement.

Indemnification Under Articles of Incorporation; Indemnification Agreements

Our governing documents provide that we will indemnify our directors and officers to the fullest extent permitted by Guernsey law.

We also entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Guernsey law.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements

See Item 18 of this Report for consolidated financial statements.

Pro Forma Condensed Combined Financial Information

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Report on Form 20-F and, if not defined in the Form 20-F, the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on January 13, 2022. Unless the context otherwise requires, the “Company” refers to SGHC Limited and its subsidiaries prior to the Closing.

NewCo is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 combines the historical balance sheet of SEAC with the historical consolidated statement of financial position of SGHC on a pro forma basis as if the Business Combination, summarized below, had been consummated as of that date. The unaudited pro forma condensed combined statement of profit or loss for the twelve months ended December 31, 2020 combines the historical statement of operations of SEAC with the unaudited pro forma condensed combined statement of profit or loss of SGHC for such period on a pro forma basis as if the Business Combination had occurred as of January 1, 2020. The SGHC unaudited pro forma condensed combined statement of profit or loss also gives effect to SGHC’s acquisition of Lanester Investments Limited (“Lanester”), which occurred on May 4, 2020, as if that acquisition had occurred as of January 1, 2020 since this was deemed to be significant (the “Significant Acquisition”). The unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 combines the historical statement of operations of SEAC with the historical consolidated statement of profit or loss of SGHC for such period on a pro forma basis as if the Business Combination had occurred as of January 1, 2020.

This information should be read together with the historical financial statements of SGHC and related notes, SEAC’s historical financial statements and related notes, Lanester’s historical financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SGHC,” and other financial information included elsewhere in this Report or in SEAC’s 10-K/A.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 has been prepared using the following:

•	SGHC’s historical unaudited consolidated statement of financial position as of June 30, 2021, as incorporated by reference in this Report.

•

SEAC’s unaudited condensed balance sheet as of June 30, 2021, included in SEAC’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2021, as restated in SEAC’s amended Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2021, filed with the SEC on December 1, 2021 (“Q3 Form 10-Q/A”) and as incorporated by reference herein. The pro forma statement of financial position data related to SEAC has not been updated to present its September 30, 2021 balance sheet included in Q3 Form 10-Q/A, as management believes that there are no material differences in such financial data. See Note 2 “Restatement of Previously Issued Financial Statements” for the impact of the restatement on SEAC’s balance sheet.

The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2020 has been prepared using the following:

•	SGHC’s unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2020, which consists of the following underlying information more fully described in Note 3:

•	SGHC’s historical consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020, as incorporated by reference in this Report.

•	Lanester’s historical consolidated statement of profit or loss and other comprehensive income for the period from January 1, 2020 to May 4, 2020, as incorporated by reference in this Report.

•

SEAC’s statement of operations for the period from July 30, 2020 (inception) through December 31, 2020, included in SEAC’s annual report on form 10-K, as restated in SEAC amended annual report on form 10-K/A, filed with the SEC on December 1, 2021, and also incorporated by reference in this Report. See Note 2 “Restatement of Previously Issued Financial Statements” for the impact of the restatement on loss per common share.

The unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 has been prepared using the following:

•	SGHC’s historical unaudited consolidated statement of profit or loss and other comprehensive income for the six months ended June 30, 2021, as incorporated by reference in this Report.

•

SEAC’s unaudited condensed statement of operations for the six months ended June 30, 2021, as included in SEAC’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2021, as restated in the Q3 Form 10-Q/A and as incorporated by reference herein. See Note 2 “Restatement of Previously Issued Financial Statements” for the impact of the restatement on SEAC’s loss per common share.

Description of the Business Combination

On April 23, 2021, SEAC, SGHC, Merger Sub and NewCo entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the mergers and the other transactions contemplated thereby. Merger Sub is a wholly-owned subsidiary of NewCo. The key steps were:

1.

SGHC shareholders (“Pre-Closing Holders”) exchanged all issued shares in SGHC for newly issued shares in NewCo at an agreed ratio. This ratio resulted in each individual SGHC shareholder maintaining the same ownership percentage in NewCo as each shareholder had in SGHC (“Pre-Closing Reorganization”).

2.

SEAC merged with and into Merger Sub, with SEAC continuing as the surviving company and a wholly owned subsidiary of NewCo. Each shareholder and warrant holder of SEAC received the same number of shares and warrants in NewCo as each holder had in SEAC (“Merger”).

3.	Aggregate cash consideration of $249.9 million was paid to certain of the Pre-Closing Holders in exchange for an agreed portion of their NewCo shares at a value of $10 per share.

Accounting Treatment

As the first step in the Business Combination, NewCo undertook the Pre-Closing Reorganization which was accounted for as a capital reorganization whereby all issued and outstanding shares in SGHC were obtained by NewCo in exchange for shares in NewCo. This transaction was accounted for as a capital reorganization because NewCo did not meet the definition of a business under IFRS 3 (Business Combination) prior to the Pre-Closing Reorganization. Under a capital reorganization, the consolidated financial statements of NewCo reflect the net assets transferred at pre-combination predecessor book values. Following this first step, SGHC was a wholly owned subsidiary of NewCo.

As the second step of the Business Combination, Merger Sub and SEAC undertook to complete the Merger. As a result of the Merger, the existing shareholders of SEAC exchanged their shares for shares in Newco on a 1 for 1 basis. SEAC, as the continuing surviving company in the merger, is a wholly owned subsidiary of NewCo.

SEAC is not considered a business as defined by IFRS 3 (Business Combinations) given it consists predominately of cash in the Trust Account. Therefore, the Merger transaction was accounted for under IFRS 2 (Share-based Payment). Under this method of accounting, there is no acquisition accounting and no recognition of goodwill. SEAC was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the following assumptions:

•	SGHC Shareholders hold a majority of the voting power of the combined company;

•	SGHC’s operations comprise the ongoing operations of the combined company;

•	SGHC’s designees comprise a majority of the governing body of the combined company; and

•	SGHC’s senior management comprise the senior management of the combined company.

In accordance with IFRS 2, the difference in the fair value of the consideration (i.e. shares and warrants issued by NewCo) for the acquisition of SEAC over the fair value of the identifiable net assets of SEAC represented a service for the listing of NewCo and was recognized as a share-based payment expense. The consideration for the acquisition of SEAC was determined using the closing prices of SEAC’s publicly traded SEAC Class A Common Stock and the Public Warrants traded on the New York Stock Exchange under the ticker symbols “SEAH” and “SEAH WS” in addition to the calculated fair value, using a Black Scholes valuation, of Private Placement Warrants, each as of January 27, 2022.

Finally, the repurchase of NewCo shares from Pre-Closing Holders at $10 per share was treated as a reduction in share capital and cash for NewCo.

Basis of Pro Forma Presentation

The historical financial statements of SGHC have been prepared in accordance with IFRS and in its presentation currency of Euros. The historical financial statements of SEAC have been prepared in accordance with U.S. GAAP in its presentation currency of U.S. Dollars. The historical financial information of SEAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information (see Note 2 — IFRS Adjustments and Reclassifications). For purposes of having unaudited pro forma condensed combined financial information, the historical balance sheet of SEAC has been translated into Euros at the rate on June 30, 2021 of $1.00 to €0.8301, the historical statement of operations of SEAC has been translated into Euros using the average exchange rate for the period from July 30, 2020 (inception) through December 31, 2020 of $1.00 to €0.8419 and the historical statement of operations of SEAC has been translated into Euros using the average exchange rate for the period from January 1, 2021 through June 30, 2021 of $1.00 to €0.8295.

The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide an understanding of the combined company upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). No Management’s Adjustments have been identified by NewCo and, therefore, only Transaction Accounting Adjustments are included in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies been combined for the referenced period. The unaudited pro forma condensed combined financial information should not be relied on as being indicative of the historical results that would have been achieved had the companies been combined for the referenced period or the future results that the combined company will experience. SGHC, SEAC and NewCo have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.

The following summarizes the number of NewCo ordinary shares outstanding following the Closing:

Shareholders
	Ownership in shares	% of ownership
SEAC Public Stockholders	20,225,691	4.13%
Founders	11,250,000	2.29%
Sellers	458,721,777	93.58%

	490,197,468	100%

Pro Forma Condensed Combined Financial Information

Set forth below is the unaudited pro forma condensed combined statement of financial position as of June 30, 2021 and the unaudited pro forma condensed combined statement of statement of profit or loss for the year ended June 30, 2021, based on the historical financial statements of SGHC and SEAC (as adjusted below).

1.	UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF June 30, 2021

(in Euros thousands unless otherwise denoted)

							Reflecting Actual Redemptions upon the Closing of the Business Combination on January 27, 2022
	SGHC (Historical)	SEAC (Historical in USD)	SEAC (Historical in Euros) Note 1(a)	IFRS Conversion and Presentation Alignment		Notes	Transaction accounting adjustments		Notes	Pro forma combined
Assets
Non-Current Assets
Intangible assets, net	€191,570	$—	€—	€			€			€191,570
Goodwill	24,560	—	—							24,560
Property, plant and equipment	7,172	—	—							7,172
Right-of-use lease asset	11,163	—	—							11,163
Deferred tax asset	18,354	—	—							18,354
Regulatory deposit	8,551	—	—							8,551
Loans receivable	15,357	—	—							15,357
Investments held in Trust Account	—	450,117	373,643					(373,643)	2(a)	—
Financial assets	848	—	—							848

Total Non-Current Assets	277,575	450,117	373,643		—			(373,643)		277,575

Current Assets
Restricted cash	21,252	—	—							21,252
Trade other receivables	104,221	—	—		166	1(b)				104,387
Prepaid expenses	—	200	166		(166)	1(b)				—
Income tax receivables	13,917	—	—							13,917
Cash and cash equivalents	271,826	270	224					373,643	2(a)	387,647
								(50,576)	2(b)
								(207,470)	2(c)

Total Current Assets	411,216	470	390		—			115,597		527,203

Total Assets	€688,791	$450,587	€374,033		€—			€(258,046)		€804,778

Liabilities and Shareholders’ Equity
Non-Current Liabilities
Lease liabilities	€6,976	$—	€—	€			€			€6,976
Deferred tax liability	15,211	—	—							15,211
Interest-bearing loans and borrowings	—	—	—		373,546	1(c)		(373,546)	2(e)	—
Warrant Liabilities	—	73,030	60,622							60,622
Deferred underwriting fee payable	—	15,750	13,074					(8,882)	2(b)	4,192
Provisions and other liabilities	—	—	—					233,231	2(h)	233,231

Total non-current liabilities	22,187	88,780	73,696		373,546			(149,197)		320,232

Current Liabilities
Lease liabilities	2,988	—	—							2,988
Deferred consideration	—	—	—							—
Interest- bearing loans and borrowings	4,259	—	—							4,259
Trade and other payables	148,463	—	—		3,281	1(b)				151,744
Accrued expenses	—	3,953	3,281		(3,281)	1(b)				—
Customer liabilities	49,043	—	—							49,043
Provisions	47,661	—	—							47,661
Income tax payables	31,975	—	—							31,975

Total Current Liabilities	284,389	3,953	3,281		—			—		287,670

Total Liabilities	306,576	92,733	76,977		373,546			(149,197)		607,902

Commitments and contingencies
Class A ordinary shares subject to possible redemption, 45,000,000 shares at $10 per share redemption value	—	450,000	373,546		(373,546)	1(c)				—

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF FINANCIAL POSITION — (Continued)

AS OF June 30, 2021

(in Euros thousands unless otherwise denoted)

						Reflecting Actual Redemptions upon the Closing of the Business Combination on January 27, 2022
	SGHC (Historical)	SEAC (Historical in USD)	SEAC (Historical in Euros) 1(a)	IFRS Conversion and Presentation Alignment	Notes	Transaction accounting adjustments	Notes	Pro forma combined
Shareholders’ Equity
SGHC
Issued capital	270,247	—	—			(270,247)	2(c)
Foreign exchange reserve	(1,449)	—	—			1,449	2(c)
Accumulated profit	113,417	—	—			(113,417)	2(c)
SEAC
Class A common stock	—	—	—			1	2(d)
						(1)	2(e)
Class B common stock	—	1	1			(1)	2(d)
Additional paid-in capital	—	—	—			—
Accumulated deficit	—	(92,147)	(76,491)			76,491	2(e)
NewCo
Issued capital	—	—	—			(40,864)	2(b)	423,310
						270,247	2(c)
						(207,470)	2(c)
						373,547	2(e)
						(76,491)	2(e)
						104,341	2(f)
Other reserves	—	—	—			(233,231)	2(h)	(233,231)
Foreign exchange reserve	—	—	—			(1,449)	2(c)	(1,449)
Accumulated deficit	—	—	—			(830)	2(b)	8,246
						113,417	2(c)
						(104,341)	2(f)
Total Shareholders’ Equity/(Deficit)	382,215	(92,146)	(76,490)	—		(108,849)		196,876

Total Liabilities and Shareholders’ Equity/(Deficit)	€688,791	$450,587	€374,033	€—		€(258,046)		€804,778

2.	UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in Euros thousands unless otherwise denoted)

							Reflecting Actual Redemptions upon the Closing of the Business Combination on January 27, 2022
	SGHC (Pro forma) Note 3	SEAC (Historical in USD)	SEAC (Historical in Euros) 1(aa)	Presentation Alignment		Notes	Transaction accounting adjustments		Notes	Pro forma combined
Revenue	€942,848	$—	€—	€			€			€942,848
Direct and marketing expenses	(632,321)	—	—							(632,321)
General and administrative expenses	(120,666)	—	—		(172)	1(bb)				(120,838)
Depreciation and amortization expense	(58,665)	—	—							(58,665)
Formation and operating costs	—	(204)	(172)		172	1(bb)				—
Transaction expenses	—	—	—					(830)	2(dd)	(830)
Listing expenses	—	—	—					(104,341)	2(bb)	(104,341)

Profit/(Loss) from operations	131,196	(204)	(172)		—			(105,171)		25,853
Other income and expenses:
Change in fair value of warrant liability	—	(15,007)	(12,634)							(12,634)
Transaction costs allocated to warrant liabilities	—	(1,153)	(971)							(971)
Finance income	257	—	—		57	1(bb)		(57)	2(cc)	257
Finance expense	(11,103)	—	—					9,365	2(aa)	(1,738)
Gain on bargain purchase	34,995	—	—							34,995
Interest earned on marketable securities held in Trust Account	—	68	57		(57)	1(bb)				—

Profit/(loss) before taxation	155,345	(16,296)	(13,720)		—			(95,863)		45,762
Income taxation	(233)	—	—					—	2(ee)	(233)

Profit/(loss) for the year	€155,112	$(16,296)	€(13,720)		€—			€(95,863)		€45,529
Weighted average shares outstanding of Class A common stock	N/A	24,837,662	24,837,662							N/A
Basic and diluted loss per share, Class A common stock	N/A	$(0.46)	€(0.39)							N/A
Weighted average shares outstanding of Class B common stock	N/A	10,625,000	10,625,000							N/A
Basic and diluted net loss per share, Class B common stock	N/A	$(0.46)	€(0.39)							N/A
Weighted average shares outstanding of common shares, basic	N/A	N/A	N/A						4	490,197,468
Earnings per share, basic	N/A	N/A	N/A							€0.09
Weighted average shares outstanding of common shares, diluted	N/A	N/A	N/A							574,666,556
Earnings per share, diluted	N/A	N/A	N/A							€0.08

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(in Euros thousands unless otherwise denoted)

							Reflecting Actual Redemptions upon the Closing of the Business Combination on January 27, 2022
	SGHC (Historical in Euros)	SEAC (Historical in USD)	SEAC (Historical in Euros) 1(cc)	Presentation Alignment		Notes	Transaction accounting adjustments		Notes	Pro forma combined
Revenue	€667,010	$—	€—	€			€			€667,010
Direct and marketing expenses	(443,065)	—	—							(443,065)
General and administrative expenses	(79,060)	(4,735)	(3,928)							(82,988)
Depreciation and amortization expense	(41,981)	—	—							(41,981)
Transaction expenses	—	—	—		—			—		—
Listing expenses	—	—	—		—			—		—

Profit/(Loss) from operations	102,904	(4,735)	(3,928)		—			—		(98,976)
Other income and expenses:
Change in fair value of warrant liability	—	(27,805)	(23,065)							(23,065)
Finance income	688	—	—		41	1(dd)		(41)	2(gg)	688
Finance expense	(5,755)	—	—					5,046	2(ff)	(709)
Gain on bargain purchase	10,661	—	—							10,661
Interest earned on marketable securities held in Trust Account	—	49	41		(41)	1(dd)				—

Profit/(loss) before taxation	108,498	(32,491)	(26,952)		—			5,005		86,551
Income taxation	(6,011)	—	—					—	2(hh)	(6,011)

Profit/(loss) for the period	€102,487	$(32,491)	€(26,952)		€—			€5,005		€80,540
Weighted average shares outstanding of Class A common stock	N/A	45,000,000	45,000,000							N/A
Basic and diluted loss per share, Class A common stock	N/A	$(0.58)	€(0.48)							N/A
Weighted average shares outstanding of Class B common stock	N/A	11,250,000	11,250,000							N/A
Basic and diluted net loss per share, Class B common stock	N/A	$(0.58)	€(0.48)							N/A
Weighted average shares outstanding of common shares	54,117,893	N/A	N/A							N/A
Earnings per share, basic	€1.89	N/A	N/A							N/A
Weighted average shares outstanding of common shares	N/A	N/A	N/A						4	490,197,468
Earnings per share, basic	N/A	N/A	N/A							€0.16
Weighted average shares outstanding of common shares	N/A	N/A	N/A							574,666,556
Earnings per share, diluted	N/A	N/A	N/A							€0.14

3.	NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands, except share and per share data)

Note 1 — IFRS Adjustments and Reclassifications

The historical financial information of SEAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information.

The IFRS Adjustments and Reclassifications included in the unaudited pro forma condensed combined statement of financial position as of June 30, 2021 are as follows:

(a)

The historical financial information of SEAC was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical balance sheet of SEAC was translated from U.S. dollars to Euro’s using the historical closing exchange rate, as of June 30, 2020, of $1.00 to €0.8301.

(b)	Reflects the reclassification adjustments to align SEAC’s historical balance sheet with the presentation of SGHC’s financial statements.

(c)	Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of SEAC’s Class A common stock subject to possible redemption into Non-Current Liabilities (Loans and borrowings).

The IFRS Adjustments and Reclassifications included in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2020 are as follows:

(aa)

The historical financial information of SEAC was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical statement of operations of SEAC was translated from U.S. dollars to Euro’s using the average exchange rate for the period from July 30, 2020 (inception) through December 31, 2020 of $1.00 to €0.8419.

(bb)	Reflects the reclassification adjustment to align SEAC’s historical statement of operations with the presentation of SGHC’s statement of profit or loss.

The IFRS Adjustments and Reclassifications included in the unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 are as follows:

(cc)

The historical financial information of SEAC was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical unaudited statement of operations of SEAC was translated from U.S. dollars to Euro’s using the average exchange rate for the period from January 1, 2021 through June 30, 2021 of $1.00 to €0.8295.

(dd)	Reflects the reclassification adjustment to align SEAC’s historical statement of operations with the presentation of SGHC’s statement of profit or loss.

Note 2 — Transaction Accounting Adjustments to unaudited pro forma condensed combined financial information

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of financial position as of June 30, 2021 are as follows:

(a)	Reflects the reclassification of €373.6 million in cash and marketable securities held in the Trust Account that became available to fund the Business Combination.

(b)	Represents payment of estimated transaction costs of €50.6 million to be incurred as a part of the Business Combination.

(1)

Payment of deferred underwriters’ fees of €8.9 million. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of Cash and cash equivalents of €8.9 million with a corresponding decrease of €8.9 million to Deferred underwriting fee payable.

(2)

Payment of incremental expenses attributable to equity issuance costs related to the Business Combination incurred through the Business Combination of €40.9 million. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of Cash and cash equivalents of €40.9 million with a corresponding decrease of €40.9 million to Issued capital.

(3)

Payment of all other incremental expenses related to the Business Combination incurred through the Business Combination of €0.8 million. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of Cash and cash equivalents of €0.8 million with a corresponding increase of €0.8 million to Accumulated deficit.

(c)	To reflect the recapitalization of SGHC through:

•

As a result of the Pre-Closing Reorganization, the equity of SGHC on the date of the Pre-Closing Reorganization is contributed to NewCo, which consists of all the aggregate Issued capital, Foreign exchange reserve and Retained profit in SGHC to NewCo of €270.2 million, €1.4 million and €113.4 million, respectively.

•	The issuance of 458,721,777 NewCo Ordinary Shares to SGHC Shareholders

•	The payment of €207.5 million in cash to SGHC shareholders for repurchases from Pre-Closing Holders

The cash paid to SGHC shareholders is determined in accordance with Section 2.2(c) of the Business Combination Agreement and represents the Available Distributable Cash remaining for repurchases from Pre-Closing Holders. The potential proportion of shares subject to repurchase has been agreed in separate Repurchase Agreements with individual SGHC shareholders.

(d)	Reflects the one for one conversion of SEAC Class B Common stock to SEAC Class A Common Stock prior to the Merger.

(e)

Reflects the Merger between SEAC and Merger Sub with SEAC as the surviving entity. The Merger reflects the surrender of all SEAC Class A Shares in exchange for the same number of NewCo Ordinary shares. SEAC warrant holders received NewCo Warrants on a one for one basis. Due to the fact that the equity is exchanged on a one for one basis there is no impact on the combined company financial information with the exception of the reclassification of the SEAC Class A Shares subject to redemption of €373.5 million from liabilities to equity. Immediately prior to the Merger, holders of SEAC Class A Shares were able to elect to redeem their shares for cash and as a result these shares are not reclassified but rather derecognized (see Note 2(g)). The unaudited pro forma condensed combined statement of financial position reflects this reclassification as a decrease of Loans and borrowings of €373.5 million and a decrease in SEAC Class A Common Stock to nil with a corresponding increase to NewCo Issued Capital of €373.5 million. Further, this entry represents the elimination of the historical SEAC Accumulated deficit of €76.5 million.

(f)

The Merger is accounted for under IFRS 2. The difference in the estimated fair value of equity instruments (i.e., shares and warrants issued by NewCo) over the fair value of identifiable net assets of SEAC represents a service for listing of the NewCo Shares and is accounted for as a share based payment expense in accordance with IFRS 2. The cost of the service, which is a non-cash and non-recurring expense, is estimated to be €104.3 million based on the calculation presented in the table below using SEAC market prices as of January 27, 2022 for both the Public Warrants to be automatically converted into NewCo Warrants and SEAC Class A Common Stock to be exchanged for NewCo Shares to be issued by NewCo. For the Private Placement Warrants to be automatically converted into NewCo Warrants, a preliminary valuation was performed as of January 27, 2022 for the purpose of determining the associated expense. The valuation applied a Black Scholes model, using key assumptions for volatility, risk-free rate and SEAC Class A Common Stock price. Any increase or decrease in volatility of 5%, leaving all other assumptions unchanged, would result in an increase in the fair value of the Private Placement Warrants of approximately €1.6 million or decrease in the fair value of the Private Placement Warrants of approximately €3.9 million, respectively.

	Reflecting Actual Redemptions upon the Closing of the Business Combination on January 27, 2022
	Shares	in thousands
Total NewCo Shares to be issued to SEAC stockholders	31,475,691
Market value per share at January 27, 2022	$8.14
Fair value of shares issued in USD		$256,212
Fair value of shares issued in EUR at the June 30, 2021 exchange rate		€212,682
NewCo Warrants to be issued
—SEAC Private Placement Warrants	11,000,000
—SEAC Public Warrants	22,500,000
Total NewCo Warrants to be issued to SEAC Warrant holders	33,500,000
Fair value per Private Placement Warrant at January 27, 2022	$1.45
Market value per Public Warrant at January 27, 2022	$1.63
Fair value of warrants issued in USD		$52,625
Fair value of warrants issued in EUR at the June 30, 2021 exchange rate		€43,684
Fair value of shares and warrants issued in consideration for combination in EUR		€256,366
Net assets of SEAC at June 30, 2021 in EUR		297,055
Removal of Warrant Liabilities from net assets		60,622
SEAC redemption payments		(205,652)

Net assets of SEAC acquired at June 30, 2021 in EUR[1]		€152,025
Difference—being IFRS 2 charge for listing services in EUR		€104,341

1 –The net assets of SEAC for the purposes of the IFRS 2 calculation represent the net assets of SEAC at June 30, 2021 excluding the Warrant Liabilities as those warrants are exchanged for NewCo Warrants and therefore do not represent a liability assumed but are included in the calculation of the consideration transferred. The net assets of SEAC in includes a reduction of cash totaling €205.7 million which represents the redemption of SEAC Class A Shares. See Note 2(g) directly below.

(g)

Reflects the actual redemption of 24,774,309 SEAC Class A Shares for aggregate redemption payments of €207.5 million prior to the Business Combination. The unaudited pro forma condensed combined statement of financial position reflects this payment as a reduction to Cash and cash equivalents of €207.5 million with a corresponding decrease to Issued capital of €207.5 million.

(h)

As described in Section 2.2(b) of the Business Combination Agreement, Pre-Closing Holders have a contingent right to receive up to 50,969,088 Earnout Shares. The Earnout Shares are issuable by NewCo to the Pre-Closing Holders subject to attainment of certain stock price hurdles over a five-year period from the Closing Date. In accordance with IAS 32 (Financial Instruments—Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in NewCo issuing a variable number of shares in the future the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited pro forma condensed combined statement of financial position. The offsetting entry is made to Other Reserves as this is recorded in the same manner as a dividend since it is giving value to existing shareholders. A preliminary valuation assessment was performed for the purpose of determining an estimate of the financial liability using an option pricing model using key assumptions for: volatility; risk-free rate; and beginning NewCo share price (proxied using the SEAC Class A Share price). The preliminarily estimated valuation of the liability as of January 27, 2022 was approximately €233.2 million an increase or decrease in volatility of 5%, leaving all other assumptions unchanged, would result in an increase in the fair value of the Earnout Shares of approximately €17.6 million or decrease in the fair value of the Earnout Shares of approximately €21.0 million, respectively

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2020 are as follows:

(aa)

Reflects the elimination of interest expense related to the debt for equity swap of eight individual loans completed on June 25, 2021. At the time of the swap, the debt consisted of €178.8 million of debt with an interest rate of 3-month LIBOR +5%, €23.2 million of debt with an interest rate of 6% and €1.0 million of debt with an interest rate of 2.0%, amounting to an aggregate principal balance of €203.0 million. Prior to the swap, the loan counterparties novated the loans to SGHC Shareholders in proportion to the ownership of each in SGHC. This swap of debt for equity with SGHC Shareholders is done in contemplation of the Business Combination. As the debts are no longer outstanding, the related interest expense on those loans previously recognized has been eliminated.

(bb)	Reflects an adjustment for the €104.3 million excess of the fair value of the shares issued over the value of the net assets acquired in the Business Combination.

(cc)	Reflects the elimination of interest income related to the marketable securities held in the trust account.

(dd)

Reflects the incremental expenses described previously in Note 2(c)(3), incurred in connection with the Business Combination and recorded against Accumulated deficit. These costs have been presented as Transaction expenses.

(ee)	Due to the nature of the adjusting entries and the fact that most legal entities are domiciled in Guernsey, a territory with no income tax, there is no tax effect to any of the pro forma adjustments.

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 are as follows:

(ff)	Reflects the elimination of interest expense related to the debt for equity swap of eight individual loans completed on June 25, 2021. At the time of the swap, the debt consisted of €178.8 million of debt with an interest rate of 3-month LIBOR +5%, €23.2 million of debt with an interest rate of 6% and €1.0 million of debt with an interest rate of 2.0%, amounting to an aggregate principal balance of €203.0 million. Prior to the swap, the loan counterparties novated the loans to SGHC Shareholders in proportion to the ownership of each in SGHC. This swap of debt for equity with SGHC Shareholders is done in contemplation of the Business Combination. As the debts are no longer outstanding, the related interest expense on those loans previously recognized has been reversed.

(gg)	Reflects the elimination of interest income related to the marketable securities held in the trust account.

(hh)	Due to the nature of the adjusting entries and the fact that most legal entities are domiciled in Guernsey, a territory with no income tax, there is no tax effect to any of the pro forma adjustments.

Note 3 — Significant acquisition

Within the year ended December 31, 2020, SGHC completed one acquisition that was considered significant for the purposes of presenting Article 11 pro forma information. On May 4, 2020, SGHC acquired Lanester. The full details of this acquisition are included in the SGHC’s historical financial statements incorporated by reference in this Report.

As this is a significant acquisition, the Pro Forma Financial Information gives effect to this acquisition as if it had taken place on January 1, 2020 for the purposes of the unaudited pro forma condensed combined statement of profit or loss. There are no transactions between SGHC and Lanester during the pro forma period requiring elimination. There is no adjustment to the unaudited pro forma condensed combined statement of financial position as this acquisition is already included in SGHC’s historical consolidated statement of financial position.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in Euros thousands)

	SGHC (Historical)	Lanester (Historical – January 1 to May 4)	Transaction accounting adjustments		Notes		SGHC (Pro forma)
Revenue	€908,019	€34,829	€				€942,848
Operating and marketing expenses	(612,689)	(19,632)					(632,321)
General and administrative expenses	(114,538)	(6,128)					(120,666)
Depreciation and amortization	(55,407)	(333)		(2,925)	3	(a)	(58,665)

Profit/(Loss) from operations	125,385	8,736		(2,925)			131,196
Other income and expenses:
Finance income	257	—					257
Finance expense	(10,991)	(112)					(11,103)
Gain on bargain purchase	34,995	—					34,995

Profit/(loss) before taxation	149,646	8,624		(2,925)			155,345
Income taxation	(429)	(117)		313	3	(b)	(233)

Profit/(loss) for the year	€149,217	€8,507		€(2,612)			€155,112
Weighted average shares outstanding of common shares	54,415,374						N/A
Basic and diluted net loss per share, common shares	€2.74						N/A

(a)

SGHC acquired Lanester on May 4, 2020. The following table summarizes the estimated fair values of SGHC’s identifiable intangible assets and their estimated useful lives. These intangible assets are amortized on a straight-line basis with the exception of Customer databases. Customer databases are amortized based on the diminishing balance method over 5 years.

Lanester	Estimated fair value (at time of purchase)	Estimated useful life in years	Annual amortization expense
Customer databases	€1,069	5.0	€748
Brands	13,808	10.0	1,381
Marketing and data analytics know-how	18,718	5.0	3,744
Licenses	185	2.5	74
Acquired technology	9,860	2.8	3,489

Total	€43,640		€9,436

Historical amortization expense in SGHC and Lanester			€6,511
Transaction accounting adjustments to amortization, net			€(2,925)

(b)	Reflects the total impact on the income tax charge of the intangible asset amortization adjustment, based on the relevant effective tax rate of 10.7%.

Note 4 — Earnings per share

The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that SEAC’s initial public offering occurred as of January 1, 2020. In addition, as the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire periods presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed for the entire period.

The following tables summarize the number of basic and diluted weighted average shares outstanding for the six months ended June 30, 2021 and the year ended December 31, 2020:

	For the six months ended June 30, 2021
	Shares	€ in thousands
Pro forma profit		80,540
Basic weighted average shares outstanding	490,197,468
Basic earnings per share	€0.16
Diluted weighted average shares outstanding	574,666,556
Diluted earnings per share	€0.14

For the six months ended June 30, 2021
Shares
Weighted average shares calculation, basic and diluted
NewCo Shares Outstanding	490,197,468

Basic weighted average shares outstanding	490,197,468
Warrants outstanding	33,500,000
Earnout shares	50,969,088

Diluted weighted average shares outstanding	574,666,556

	For the year ended December 31, 2020
	Shares	€ in thousands
Pro forma profit		45,529
Basic weighted average shares outstanding	490,197,468
Basic earnings per share	€0.09
Diluted weighted average shares outstanding	574,666,556
Diluted earnings per share	€0.08

For the year ended December 31, 2020
Shares
Weighted average shares calculation, basic and diluted
NewCo Shares Outstanding	490,197,468

Basic weighted average shares outstanding	490,197,468
Warrants outstanding	33,500,000
Earnout shares	50,969,088

Diluted weighted average shares outstanding	574,666,556

Note 5 — Insignificant acquisitions

The unaudited pro forma condensed combined statement of profit or loss of SGHC for the year ended December 31, 2020 does not include the pre-acquisition results of Gazelle or Yakira as these were not considered significant for the purposes of presenting Article 11 pro forma information.

Additionally, neither the unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 nor the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2020 include the pre-acquisition results of Haber Investments, Red Interactive, Webhost, DigiProc, Partner Media, Buffalo Partners, Raichu, Raging River or Digiprocessing Mauritius as these were not considered significant for the purposes of presenting Article 11 pro forma information.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

NewCo Shares and Warrants are listed on the NYSE under the symbols SGHC and SGHC WS, respectively. Holders of NewCo Shares should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

NewCo Shares and Warrants are listed on the NYSE under the symbols “SGHC” and “SGHC WS,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

As of January 27, 2022, subsequent to the closing of the Business Combination and the Repurchases, there were 484,003,891 NewCo ordinary shares outstanding. There were also 33,500,000 NewCo warrants outstanding, each exercisable at $11.50 per share, of which 22,500,000 were former Public Warrants and 11,000,000 were former Private Placement Warrants.

B.	Memorandum and Articles of Incorporation

Our Memorandum of Incorporation provides that the objects and powers of Super Group (SGHC) Limited are not restricted and our Articles of Incorporation (or the “Articles”), permit us to engage in any lawful act or activity for which companies may be organized under the Guernsey Companies Law.

The Articles grant the Board of Directors all the powers necessary for managing, directing and supervising the management of the business and affairs of Super Group (SGHC) Limited.

The Board of Directors of Super Group (SGHC) Limited is authorized to issue an unlimited number of shares of any class. The Board may create and issue additional classes of shares, including preferred shares. Such additional classes of shares will have such rights and restrictions as may be determined by the Board.

The holders of ordinary shares are entitled to such dividends as may be declared by the Board, subject to the Guernsey Companies Law. Dividends and other distributions authorized by the Board in respect of the issued and outstanding ordinary shares shall be distributed among the holders of ordinary shares on a pro rata basis.

Ordinary shares entitle the holder (i) on a show of hands, to one vote and (ii) on a poll, to one vote for each ordinary share registered in the name of the holder on all matters upon which the ordinary shares are entitled to vote (whether in person or by proxy). Voting at any shareholders’ meeting is by way of poll, unless otherwise determined by the Board or the shareholders of Super Group (SGHC) in accordance with the Guernsey Companies Law.

Where ordinary shares have been admitted to settlement by means of the uncertificated system operated by DTC (or any other uncertificated system to which Super Group (SGHC) Limited shares are admitted to settlement) (an “uncertificated system”), any shareholder may transfer all or any of his or her ordinary shares in accordance with and subject to the rules issued by DTC (or such other operator as may operate the relevant uncertificated system) (the “Rules”) and no written instrument of transfer shall, subject to the Rules, be required.

In addition, the NewCo Governing Documents provide (without limitation) that the Board may, subject to the Rules, decline to recognize any transfer of ordinary shares of Super Group (SGHC) Limited which are admitted to settlement on an uncertificated system if the transfer is in breach of the Rules. The transfer of ordinary shares is also subject to any relevant securities laws (including the Exchange Act).

We may purchase our own ordinary shares on a stock exchange if the acquisition is approved in advance by an ordinary resolution which complies with the requirements of the Guernsey Companies Law (which may be general or limited to shares of a particular class or description) and with the consent of the shareholder(s) whose ordinary shares are to be purchased. We may also purchase our own ordinary shares in privately negotiated transactions if the terms of the contract to acquire such shares are approved in advance by an ordinary resolution (again, which complies with the requirements of the Guernsey Companies Law).

The NewCo Governing Documents provide that ordinary shares are redeemable by agreement between Super Group (SGHC) Limited and the relevant shareholder.

We may not buy back or redeem any ordinary share unless the Board has made a statutory solvency determination that it is satisfied on reasonable grounds that Super Group (SGHC) Limited will, immediately after the buy back or redemption, satisfy the solvency test set out in the Guernsey Companies Law (meaning that Super Group (SGHC) Limited is able to pay its debts as they become due and that the value of Super Group (SGHC) Limited’s assets is greater than the value of its liabilities).

There are no automatic conversion rights which attach to ordinary shares. The Articles do, however, provide that (i) the whole or any particular class or part of a class of shares may be re-designated as shares of another class and (ii) shares the nominal amount of which is expressed in a particular currency may be converted into shares of a nominal amount of a different currency, in each case where shareholders approve such action by ordinary resolution.

Super Group (SGHC) Limited shall have a first and paramount lien and charge on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares. Such lien or charge shall extend to all dividends and distributions from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of Super Group (SGHC) Limited’s lien and charge (if any) on such shares.

The directors of Super Group (SGHC) Limited may at any time make calls upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium) and each shareholder shall pay to Super Group (SGHC) Limited at the time and place appointed the amount called.

If a shareholder fails to pay any call or instalment on the day appointed, the directors of Super Group (SGHC) Limited may serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by Super Group (SGHC) Limited by reason of non-payment. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made and subject to the Guernsey Companies Law, be forfeited by a resolution of the directors of Super Group (SGHC) Limited to that effect. Such forfeiture shall include all dividends or other distributions declared in respect of the forfeited share and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of Super Group (SGHC) Limited and, subject to the provisions of the Guernsey Companies Law and the Articles, may be sold, re-allotted or otherwise disposed of on such terms as the directors of Super Group (SGHC) Limited shall think fit. A person whose shares have been forfeited shall cease to be a shareholder in respect of those shares but shall remain liable to pay to Super Group (SGHC) Limited all moneys which, at the date of forfeiture, were payable by him to Super Group (SGHC) Limited in respect of the shares together with interest from the date of forfeiture until payment at such rate as the directors of Super Group (SGHC) Limited may determine.

The directors of Super Group (SGHC) Limited may accept from any shareholder on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

The management of Super Group (SGHC) Limited is vested in its board of directors. The Articles provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting by ordinary resolution.

C.	Material Contracts

The Business Combination Agreement and the Business Combination were consummated on January 27, 2022 by and among SEAC, SGHC, NewCo, Merger Sub and Sponsor.

Pursuant to the Business Combination Agreement, prior to the closing of the Business Combination, SGHC underwent a pre-closing reorganization wherein all existing shareholders of SGHC exchanged their shares of SGHC for newly issued ordinary shares of NewCo. As described in the Business Combination Agreement, effective immediately following and conditioned upon the Closing, NewCo purchased NewCo Ordinary Shares from certain Pre-Closing Holders in exchange for cash consideration equal to $10.00 per NewCo Ordinary Share.

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following has occurred: (a) SEAC’s issued and outstanding shares of SEAC Class B common stock, subject to the terms of the Founder Holder Consent Letter (as defined and described below), have converted automatically on a one-for-one basis into shares of SEAC Class A common stock; and (b) Merger Sub has merged with and into SEAC, with SEAC continuing as the surviving company, as a result of which (i) SEAC has become a wholly-owned subsidiary of NewCo; (ii) each issued and outstanding unit of SEAC, consisting of one share of SEAC Class A common stock and one-half of one warrant, were automatically detached, (iii) each issued and outstanding share of SEAC Class A common stock, was converted into the right to receive one NewCo Ordinary Share; and (iv) each issued and outstanding SEAC warrant to purchase a share of SEAC Class A common stock have become exercisable for one NewCo Ordinary Share.

See Item 7.B for descriptions of Material Contracts.

D.	Exchange Controls

There is no exchange control legislation or regulation in Guernsey except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E.	Taxation

Material Tax Considerations

Material U.S. Federal Income Tax Considerations

The statements under this heading, “Material Tax Considerations—Material U.S. Federal Income Tax Considerations,” constitutes the opinion of Cooley LLP, counsel to NewCo, insofar as such statements purport to summarize matters of U.S. federal income tax laws and subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

This section describes the material U.S. federal income tax considerations applicable to you if you are a U.S. Holder or Non-U.S. Holder (in each case, as defined below) of NewCo Ordinary Shares or public warrants and/or SEAC Class A Shares (other than the Sponsor or any of its affiliates), as a consequence of (i) electing to have your SEAC Class A Shares redeemed for cash if the Business Combination is completed, and/or, (ii) the ownership and disposition of NewCo Ordinary Shares and public warrants after the Business Combination. This section addresses only those holders that hold NewCo Ordinary Shares and/or public warrants as a capital asset (generally property held for investment). This section does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

•	financial institutions or financial services entities;

•	insurance companies;

•

specified non-U.S. corporations including “controlled foreign corporations,” and “passive foreign investment companies” (each as defined in the Internal Revenue Code of 1986, as amended (the “Code”) or corporations that accumulate earnings to avoid U.S. federal income tax;

•	mutual funds;

•	pension plans;

•	S corporations;

•	broker-dealers;

•	traders in securities including taxpayers subject to mark-to-market treatment;

•	regulated investment companies;

•	real estate investment trusts;

•	trusts and estates;

•	tax-exempt organizations (including private foundations);

•	partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes);

•	governments or agencies or instrumentalities thereof;

•

investors that hold NewCo ordinary shares or public warrants or who will hold NewCo ordinary shares or public warrants as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	investors subject to the alternative minimum tax provisions of the Code;

•	investors that have a functional currency other than the U.S. dollar;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

•	U.S. expatriates or former long-term residents of the United States;

•	investors subject to the U.S. “inversion” rules;

•	holders owning or considered as owning (directly, indirectly, or through attribution) five percent (measured by vote or value) or more of NewCo ordinary shares; or

•	persons who received any NewCo ordinary shares or warrants issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation.

This description in this section does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income. In addition, this description in this section does not address any tax consequences to investors that directly or indirectly hold equity interests in NewCo or SGHC prior to the Business Combination, including former holders of SEAC Class A Shares or public warrants that also held, directly or indirectly, equity interests in NewCo or SGHC prior to the Business Combination.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of NewCo ordinary shares or public warrants, the tax treatment of such partnership and any person treated as a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding NewCo ordinary shares or public warrants, you are urged to consult your tax advisor regarding the tax consequences to you of a the ownership and disposition of NewCo ordinary shares and public warrants by the partnership.

The material U.S. federal income tax considerations described in this section are based upon the Code, the regulations promulgated by the U.S. Treasury Department thereunder (“Treasury Regulations”), current administrative interpretations and practices of the U.S. Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought, and do not intend to seek, a ruling from the IRS as to any U.S. federal income tax consideration described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF NEWCO ORDINARY SHARES AND PUBLIC WARRANTS.

For purposes of the description set forth in this section, a “U.S. Holder” is a beneficial owner of SEAC Class A Shares or of NewCo ordinary shares or public warrants, as the case may be, that is:

•	an individual who is a U.S. citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Treatment of NewCo as a non-U.S. Corporation for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, NewCo, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Guernsey incorporated entity and tax resident of Guernsey, would generally be classified as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes.

The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance as to their application. Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation before the acquisition hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation (the “Ownership Test”).

Based on the complex rules for determining share ownership for purposes of the Ownership Test and certain factual assumptions, former SEAC stockholders are expected to be treated as holding less than 80% (by both vote and value) of NewCo by reason of their former ownership of SEAC common stock, and therefore NewCo is not expected to satisfy the Ownership Test. As a result, NewCo believes, and the remainder of this discussion assumes that, it will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. However, whether the Ownership Test has been satisfied is finally determined after the completion of the Business Combination, by which time there may have been adverse changes to the relevant facts and circumstances.

Furthermore, the interpretation of Treasury Regulations relating to the Ownership Test is subject to uncertainty, and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect NewCo’s status as a non-U.S. entity for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

If it were determined that NewCo is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, NewCo would be liable for U.S. federal income tax on its income just like any other U.S. corporation, and U.S. Holders and Non-U.S. Holders (as defined below) of NewCo ordinary shares and public warrants would be treated as holders of stock and warrants of a U.S. corporation.

U.S. Federal Income Taxation of U.S. Holders

Tax Consequences to U.S. Holders of Ownership and Disposition of NewCo Ordinary Shares and Public Warrants

Dividends and Other Distributions on NewCo Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on NewCo ordinary shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from NewCo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of NewCo’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its NewCo ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the NewCo ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of NewCo Ordinary Shares and Public Warrants.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that NewCo pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if NewCo ordinary shares are readily tradable on an established securities market in the United States or NewCo is eligible for benefits under an applicable tax treaty with the United States (although Guernsey does not currently have an applicable tax treaty with the United States with respect to the elimination of double taxation), and, in each case, NewCo is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of NewCo Ordinary Shares and Public Warrants.

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of NewCo ordinary shares or public warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such NewCo ordinary share or public warrant in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such NewCo ordinary share or public warrant exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Exercise, Lapse or Redemption of Public Warrants

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a public warrant, a U.S. Holder generally will not recognize taxable gain or loss on the exercise of a public warrant. The U.S. Holder’s tax basis in the NewCo ordinary share received upon exercise of a public warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the public warrant in respect of which the exercised public warrant was received and the exercise price of such public warrant. It is unclear whether the U.S. Holder’s holding period for the NewCo ordinary shares received upon exercise of the public warrants will begin on the date following the date of exercise or on the date of exercise of the public warrants; in either case, the holding period will not include the period during which the U.S. Holder held the public warrants. If a public warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the public warrant.

If we redeem public warrants for cash pursuant to the redemption provisions described in the section of this Report titled “Description of NewCo’s Securities — Warrants — Public Shareholders’ Warrants — Redemption of warrants when the price per NewCo ordinary share equals or exceeds $18.00” or the redemption provisions described in the section of this Report titled “Description of NewCo’s Securities — Warrants — Redemption of warrants when the price per NewCo ordinary share equals or exceeds $10.00” or if we purchase public warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “ — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of NewCo Ordinary Shares and Public Warrants.”

In certain circumstances, the public warrants may be exercised on a cashless basis. For example, a U.S. Holder of a public warrant may decide to exercise a warrant on a cashless basis after we’ve given notice of our intention to redeem the public warrant for $0.01 as described in the section of this Report titled “Description of NewCo’s Securities—Warrants—Public Shareholder’s Warrants—Redemption of warrants when the price per NewCo ordinary share equals or exceeds $18.00” or for $0.10 as described in the section titled “Description of NewCo’s Securities—Warrants—Public Shareholder’s Warrants—Redemption of warrants when the price per NewCo ordinary share equals or exceeds $10.00.” The U.S. federal income tax treatment of an exercise of a warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. Holders are urged to consult their tax advisors as to the consequences of an exercise of a Warrant on a cashless basis, including with respect to their holding period and tax basis in the NewCo Ordinary Shares received upon exercise of the Warrant.

Possible Constructive Distributions

The terms of each public warrant provide for an adjustment to the number of NewCo ordinary shares for which the public warrant may be exercised or to the exercise price of the public warrant in certain events, as discussed in the section of this Report entitled “Description of Securities —Warrants — Public Shareholders’ Warrants — Anti-Dilution Adjustments.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the public warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such NewCo ordinary shares received upon exercise of the public warrants or to the exercise price of the public warrants increases the proportionate interest of the U.S. Holder of public warrants in our assets or earnings and profits (e.g., through an increase in the number of NewCo ordinary shares that would be obtained upon exercise or through a decrease in the exercise price of a public warrant) as a result of a distribution (or a transaction treated as a distribution) of cash or other property, such as other securities, to the holders of NewCo ordinary shares, which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the public warrants received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of NewCo ordinary shares and public warrants could be materially different from that described above if NewCo is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year or (ii) at least 50% of its assets in a taxable year (determined on the basis of a quarterly weighted average) produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.

Based on our operating history and the projected composition of our income and valuation of our assets, including goodwill, we do not believe NewCo will be treated as a PFIC for its taxable year ended December 31, 2021. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of transactions we enter into in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.

If NewCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of NewCo Ordinary Shares or public warrants, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ordinary shares or public warrants, even if we ceased to meet the threshold requirements for PFIC status in any particular year, unless an applicable PFIC election (or elections) has been made with respect to the ordinary shares or public warrants (to the extent available), as described below under the heading “ — PFIC Elections.”

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or public warrants, the U.S. Holder may be subject to adverse tax consequences. Generally, any gain recognized by the U.S. Holder on the sale or other disposition of its NewCo Ordinary Shares or public warrants (which may include gain realized by reason of transfers of NewCo Ordinary Shares or warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the NewCo Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the NewCo Ordinary Shares) would be subject to tax under the following rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the NewCo ordinary shares or public warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of NewCo’s first taxable year in which NewCo is a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections. In general, if NewCo is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of NewCo ordinary shares (but not public warrants) by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of NewCo’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which NewCo’s taxable year ends and each subsequent taxable year. However, a U.S. Holder may make a QEF election with respect to our ordinary shares or public warrants only if we annually provide such U.S. Holder with certain tax information, and we currently do not intend to prepare or provide such information. As a result, the QEF election is not expected to be available to a U.S. Holder and the remainder of this disclosure assumes that such election will not be available. If NewCo is a PFIC and NewCo Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences described above if such U.S. Holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) NewCo Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its NewCo Ordinary Shares at the end of such year over its adjusted basis in its NewCo Ordinary Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its NewCo Ordinary Shares over the fair market value of its NewCo Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its NewCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its NewCo Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to public warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE (on which NewCo ordinary shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the NewCo ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to NewCo ordinary shares under their particular circumstances.

Related PFIC Rules. If NewCo is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if NewCo receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of NewCo ordinary shares and public warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to NewCo securities under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders (and to the extent provided in IRS guidance, certain individual Non-U.S. Holders) holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to NewCo ordinary shares, subject to certain exceptions (including an exception for NewCo ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold NewCo ordinary shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of NewCo ordinary shares.

U.S. Federal Income Taxation of Non-U.S. Holders

As used herein, a “Non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of NewCo ordinary shares or public warrants, as applicable, that is not a U.S. Holder.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of NewCo ordinary shares and public warrants by a Non-U.S. Holder.

Tax Consequences to Non-U.S. Holders of Ownership and Disposition of NewCo Ordinary Shares and Public Warrants

Dividends and Other Distributions on NewCo Ordinary Shares. Subject to the discussion below concerning backup withholding, Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends (including dividends with respect to constructive distributions, as further described under the heading “ — U.S. Federal Income Taxation of U.S. Holders — Possible Constructive Distributions”) received from NewCo on NewCo ordinary shares (or, with respect to constructive distributions, on public warrants) unless the income from such dividends is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States and, if provided under an applicable income tax treaty, is attributable to a permanent establishment or a “fixed base” maintained by the Non-U.S. Holder in the United States), in which case, a Non-U.S. Holder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “ — U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of NewCo Ordinary Shares and Public Warrants — Dividends and Other Distributions on NewCo Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Taxable Exchange or other Taxable Disposition of NewCo Ordinary Shares and Public Warrants. Subject to the discussion below concerning backup withholding, Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of NewCo ordinary shares or public warrants, unless either:

(i) the gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States, and, if provided in an applicable income tax treaty, is attributable to a “permanent establishment” or a “fixed base” maintained by the Non-U.S. Holder in the United States; or

(ii) the Non-U.S. Holder is an individual who is treated as present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case such gain (which gain may be offset by certain U.S.-source losses) generally will be taxed at a 30% rate (or lower applicable treaty rate).

A Non-U.S. Holder described in the first bullet point above will be subject to regular U.S. federal income tax on the net gain derived from the sale generally in the same manner as discussed in the section above under “ — U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of NewCo Ordinary Shares and Public Warrants — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of NewCo Ordinary Shares and Public Warrants,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Exercise, Lapse or Redemption of Public Warrants. The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a public warrant, or the lapse of a public warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a public warrant by a U.S. Holder, as described under “ — U.S. Federal Income Taxation of U.S. Holders—Exercise, Lapse or Redemption of Public Warrants,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under the heading “ — Gain or Loss on Sale, Exchange, or other Taxable Disposition of NewCo Ordinary Shares and Public Warrants” for a Non-U.S. Holder’s gain on the sale or other disposition of public warrants.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder if (i) the U.S. Holder is a corporation or other exempt recipient or (ii) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

THE DESCRIPTION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH ABOVE MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF NEWCO ORDINARY SHARES AND PUBLIC WARRANTS, AND THE REDEMPTION OF SEAC CLASS A SHARES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Island of Guernsey Tax Considerations

The following summary of the anticipated tax treatment in Guernsey applies to persons holding NewCo ordinary shares as an investment and the potential tax treatment, depending on the individual status of investors, on NewCo shareholders resident in Guernsey. The summary does not constitute legal or tax advice and is based on taxation law and published Revenue Service practice in Guernsey at the date of this document, which is subject to change, possibly with retroactive effect. Prospective investors should be aware that the level and bases of taxation may change from those described and should consult their own professional advisers on the implications of making an investment in, holding or disposing of NewCo ordinary shares under the laws of the countries in which they are liable to taxation. The statements included in this section are the opinion of Carey Olsen (Guernsey) LLP, Guernsey counsel to NewCo.

Taxation of NewCo

NewCo is resident for tax purposes in Guernsey and is subject to the company standard rate of income tax in Guernsey, currently charged at the rate of 0%. NewCo will be taxed at the company standard rate of income tax provided the income of NewCo does not include income arising from:

•	certain types of banking business;

•	the provision of custody services when carried on by an institution or business that carries on certain types of banking business;

•

the carrying on of regulated activities within the meaning of the Regulation of Fiduciaries, Administration Businesses and Company Directors, etc. (Bailiwick of Guernsery) Law, 2020, as amended, by a licensed fiduciary within the meaning of that law;

•

the provision to an unconnected third party of any administrative, secretarial or clerical services in relation to a controlled investment within the meaning of the Protection of Investors (Bailiwick of Guernsey) Law, 2020 (the “POI Law”);

•

the provision of investment management services to persons other than collective investment schemes or entities associated with collective investment schemes, by a person who is licensed to provide such services under POI Law;

•

the carrying on of insurance business which is domestic business within the meaning of the Insurance Business (Bailiwick of Guernsey) Law, 2002, as amended, by a licensed insurer within the meaning of that law;

•

the carrying on of business as an insurance manager or as an insurance intermediary within the meaning of the Insurance Managers and Insurance Intermediaries (Bailiwick of Guernsey) Law, 2002, as amended, by a licensed insurance manager or intermediary within the meaning of that law;

•	the operation of an investment exchange within the meaning of the POI Law by a person who is licensed to operate such an exchange under that law;

•

the provision of compliance and other related services to a person or body of persons who holds or is deemed to hold a license, registration or authorization from the Guernsey Financial Services Commission under certain Guernsey regulatory laws;

•	the operation of an aviation registry in accordance with the Aviation Registry (Guernsey) Law, 2013, as amended;

•	trading activities regulated by the Guernsey Competition and Regulatory Authority;

•	the importation and/or supply of gas or hydrocarbon oil in Guernsey;

•	large retail business carried on in Guernsey where the company has taxable profits arising or accruing from which in any year of charge exceed £500,000;

•

the business of the cultivation of the cannabis plant or its use for the production of industrial hemp, supplements and certain other products or any processing of it or any other activity or use, in each case under the authority of a license issued by the Committee for Health & Social Care under the Misuse of Drugs (Bailiwick of Guernsey) Law, 1974, as amended or, as the case may be, Misuse of Drugs (Bailiwick of Guernsey) Ordinance, 1997, as amended (together “MD Legislation”);

•

the business of the prescribed production of controlled drugs or their prescribed use in any production, processing, activity or other use, in each case under the authority of a license issued by the Committee for Health & Social Care under MD Legislation; or

•	the ownership of land and buildings situate in Guernsey.

It is not intended that the income of NewCo will be derived from any of those sources.

Guernsey currently does not levy taxes upon capital, inheritances, capital gains, gifts, sales or turnover. No stamp duty or similar is chargeable in Guernsey on the issue, transfer or redemption of shares in NewCo.

Following written communication from the EU Code of Conduct Group on Business Taxation in November 2017, the States of Guernsey made a commitment to address concerns that Guernsey did not have a legal substance requirement for doing business in, or through it, as a jurisdiction. This has resulted in the introduction of Economic Substance Regulations (“ESR”), which took effect for accounting periods commencing on or after January 1, 2019.

Broadly, the ESR require Guernsey tax resident entities that generate income in a given tax year from certain activities to demonstrate that they have sufficient economic substance in Guernsey. There are a series of tests within the ESR to determine whether an entity has sufficient economic substance, which are; 1) the entity must be directed and managed in Guernsey 2) the entity must perform its core income generating activities (“CIGA”) in Guernsey and 3) the entity must be able to demonstrate that it has adequate people, premises and expenditure commensurate with the level and type of business activity in Guernsey.

Where an entity is unable to demonstrate that it meets the tests under the ESR then it would be deemed to fail. Failure to comply with the ESR can result in financial penalties, information exchange with tax authorities in other jurisdictions and persistent failures can result in the entity being struck-off from the company register.

To the extent that Newco generates gross income from an in-scope activity under the ESR, then it may be required to comply with the ESR.

Taxation of NewCo Shareholders

NewCo Shareholders who are not resident in Guernsey (which includes Alderney and Herm) will not suffer any tax in Guernsey in respect of any payments of interest or distributions or income of a similar nature made to them by Newco in respect of their holding of Shares provided such payments are not to be taken into account in computing the profits of any permanent establishment in Guernsey through which such NewCo Shareholder carries on business in Guernsey.

A NewCo Shareholder who is resident in Guernsey (which includes Alderney and Herm) for Guernsey tax purposes, or who is not so resident but carries on business in Guernsey through a permanent establishment to which the holding of Shares is attributable, will incur Guernsey income tax at the applicable rate on dividends paid to that NewCo Shareholder by NewCo. Where such a Shareholder is an individual, NewCo is responsible for the deduction of tax from dividends and the accounting of that tax to the Director of the Revenue Service in Guernsey in respect of dividends paid by NewCo to such Shareholder.

As already referred to above, Guernsey currently does not levy taxes upon capital, inheritances, capital gains, gifts, sales or turnover, nor are there any estate duties (save for registration fees and ad valorem duty for a Guernsey Grant of Representation where the deceased dies leaving assets in Guernsey which require presentation of such a Grant).

No stamp duty or similar tax is chargeable in Guernsey on the issue, transfer or redemption of shares in NewCo.

F.	Dividends and Paying Agents

The NewCo Board intends to evaluate adopting a policy of paying cash dividends. In evaluating any dividend policy, the NewCo Board must consider NewCo’s financial condition and may consider results of operations, certain tax considerations, capital requirements, alternative uses for capital, industry standards and economic conditions. Whether NewCo adopts such a dividend policy and the frequency and amount of any dividends declared on the NewCo ordinary shares will be within the discretion of the NewCo Board.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Report under Item 5.A.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

NewCo Warrants

Public Shareholders’ Warrants

Each whole NewCo warrant entitles the registered holder to purchase one NewCo ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing upon 12 months from the closing of the IPO (i.e., October 6, 2021) and 30 days after the completion of the Business Combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of NewCo ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the Business Combination, at 5:00 PM, Eastern Time, or earlier upon redemption or liquidation.

NewCo will not be obligated to deliver any NewCo ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and NewCo will not be obligated to issue a NewCo ordinary share upon exercise of a warrant unless the NewCo ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will NewCo be required to net cash settle any warrant.

NewCo has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the Closing, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the NewCo ordinary shares issuable upon exercise of the NewCo warrants. NewCo will use its commercially reasonable efforts to cause such registration statement to become effective within 60 business days after the closing of the Business Combination and to maintain a current prospectus relating to those NewCo ordinary shares until the NewCo warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if NewCo ordinary shares are at the time of any exercise of a NewCo warrant not listed on a national securities exchange and, as such, do not satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, NewCo may, at its option, require holders of public warrants who exercise their NewCo warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event NewCo so elects, NewCo will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the NewCo Ordinary Shares issuable upon exercise of the NewCo warrants is not effective by the 60th business day after the closing of the Business Combination, NewCo warrant holders may, until such time as there is an effective registration statement and during any period when NewCo will have failed to maintain an effective registration statement, exercise NewCo warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In such event, each holder would pay the exercise price by surrendering the NewCo warrants for that number of NewCo ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of NewCo ordinary shares underlying the NewCo warrants, multiplied by the excess of the “fair market value” of a NewCo ordinary share over the exercise price of a NewCo warrant by (y) the fair market value and (B) 0.361 per whole NewCo warrant. The “fair market value” as used in this paragraph shall mean the average of the last reported sale prices of the NewCo ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the NewCo warrant agent. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Redemption of warrants when the price per NewCo ordinary share equals or exceeds $18.00.

Once the NewCo warrants become exercisable, NewCo may redeem the outstanding NewCo warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per NewCo warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each NewCo warrant holder; and

•

if, and only if, the last reported sale price of the NewCo ordinary shares for any 20 trading days within a 30-trading day period (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a NewCo warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-Dilution Adjustments”).

NewCo will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the NewCo ordinary shares issuable upon exercise of the NewCo warrants is then effective and a current prospectus relating to those NewCo ordinary shares is available throughout the 30-day redemption period. If and when the NewCo warrants become redeemable by NewCo, NewCo may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

NewCo has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the NewCo warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the NewCo warrants, each NewCo warrant holder will be entitled to exercise his, her or its NewCo warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising NewCo warrant holder to pay the exercise price for each NewCo warrant being exercised. However, the price of the NewCo ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a NewCo warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of NewCo warrants when the price per NewCo ordinary share equals or exceeds $10.00.

Once the NewCo warrants become exercisable, NewCo may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per NewCo warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their NewCo warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the NewCo ordinary shares except as otherwise described below;

•

if, and only if, the Reference Value (as defined above under the heading “—Redemption of warrants when the price per NewCo ordinary share equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a NewCo warrant as described under the hearing “—Warrants—Public Shareholders’ Warrants—Anti-Dilution Adjustments”); and

•

if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-Dilution Adjustments”), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the NewCo warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of NewCo ordinary shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the NewCo ordinary shares on the corresponding redemption date (assuming holders elect to exercise their NewCo warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of the NewCo ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the NewCo warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a NewCo warrant or the exercise price of a warrant is adjusted as set forth under the heading “—Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a NewCo warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the NewCo warrant after such adjustment and the denominator of which is the price of the NewCo warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a NewCo warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a NewCo warrant as so adjusted. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

	Fair Market Value of Ordinary Shares
Redemption Date (period to expiration of warrants)	≤	10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥	18.00
60 months		0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358		0.361
57 months		0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358		0.361
54 months		0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357		0.361
51 months		0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357		0.361
48 months		0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356		0.361
45 months		0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356		0.361
42 months		0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355		0.361
39 months		0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354		0.361

	Fair Market Value of Ordinary Shares
Redemption Date (period to expiration of warrants)	≤	10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥	18.00
36 months		0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353		0.361
33 months		0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352		0.361
30 months		0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351		0.361
27 months		0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350		0.361
24 months		0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348		0.361
21 months		0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347		0.361
18 months		0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345		0.361
15 months		0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342		0.361
12 months		0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339		0.361
9 months		0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336		0.361
6 months		0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331		0.361
3 months		0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326		0.361
0 months		—	—	0.042	0.115	0.179	0.233	0.281	0.323		0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of NewCo ordinary shares to be issued for each NewCo warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of the NewCo ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the NewCo warrants is $11.00 per share, and at such time there are 57 months until the expiration of the NewCo warrants, holders may choose to, in connection with this redemption feature, exercise their NewCo warrants for 0.277 NewCo ordinary shares for each whole NewCo warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the NewCo ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the NewCo warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 NewCo ordinary shares for each whole warrant. In no event will the NewCo warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 NewCo ordinary shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the NewCo warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any NewCo ordinary shares.

This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the NewCo ordinary shares are trading at or above $10.00 per share, which may be at a time when the trading price of the NewCo ordinary shares is below the exercise price of the NewCo warrants. NewCo has established this redemption feature to provide it with the flexibility to redeem the NewCo warrants without the NewCo warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of warrants when the price per NewCo ordinary share equals or exceeds $18.00.” Holders choosing to exercise their NewCo warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their NewCo warrants based on an option pricing model with a fixed volatility input as of the date that SEAC filed its final prospectus in connection with its initial public offering. This redemption right provides NewCo with an additional mechanism by which to redeem all of the outstanding NewCo warrants, and therefore have certainty as to its capital structure as the NewCo warrants would no longer be outstanding and would have been exercised or redeemed and NewCo will be required to pay the redemption price to warrant holders if it chooses to exercise this redemption right and it will allow NewCo to quickly proceed with a redemption of the NewCo warrants if it determines it is in its best interest to do so. As such, NewCo would redeem the NewCo warrants in this manner when it believes it is in its best interest to update its capital structure to remove the NewCo warrants and pay the redemption price to the NewCo warrant holders.

As stated above, NewCo can redeem the NewCo warrants when the NewCo ordinary shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing NewCo warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If NewCo chooses to redeem the NewCo warrants when the NewCo ordinary shares are trading at a price below the exercise price of the warrants, this could result in the NewCo warrant holders receiving fewer NewCo ordinary shares than they would have received if they had chosen to wait to exercise their NewCo warrants for NewCo ordinary shares if and when such NewCo ordinary shares were trading at a price higher than the exercise price of $11.50.

No fractional NewCo ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, NewCo will round down to the nearest whole number of the number of NewCo ordinary shares to be issued to the holder.

Redemption procedures

A holder of a NewCo warrant may notify NewCo in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such NewCo warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates or any person subject to aggregation with such person for the purposes of the “beneficial ownership” test under Section 13 of the Exchange Act, or any “group” (within the meaning of Section 13 of the Exchange Act) of which such person is or may be deemed to be a part), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such amount as specified by the holder) of the NewCo ordinary shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding NewCo ordinary shares is increased by a stock dividend payable in NewCo ordinary shares, or by a split-up of NewCo ordinary shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of NewCo ordinary shares issuable on exercise of each NewCo warrant will be increased in proportion to such increase in the outstanding NewCo ordinary shares. A rights offering made to holders of NewCo ordinary shares entitling holders to purchase NewCo ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of NewCo ordinary shares equal to the product of (i) the number of NewCo ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for NewCo ordinary shares) and (ii) one minus the quotient of (x) the price per NewCo ordinary share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for NewCo ordinary shares, in determining the price payable for NewCo ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of NewCo ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the NewCo ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if NewCo, at any time while the NewCo warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of the NewCo ordinary shares on account of such NewCo ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends (initially defined as up to $0.50 per share in a 365 day period), (c) to satisfy the redemption rights of the holders of SEAC Class A Common Stock in connection with the completion of the Business Combination, or (d) to satisfy the redemption rights of the holders of SEAC Class A Common Stock in connection with a stockholder vote to approve an amendment to SEAC’s amended and restated certificate of incorporation (A) to modify the substance or timing of SEAC’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of the SEAC’s Public Shares if SEAC does not complete an initial business combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, then the NewCo warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each NewCo Ordinary Share (or SEAC Class A Common Stock, as applicable) in respect of such event.

If the number of outstanding NewCo Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of NewCo Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of NewCo Ordinary Shares issuable on exercise of each NewCo warrant will be decreased in proportion to such decrease in outstanding NewCo Ordinary Shares.

Whenever the number of NewCo Ordinary Shares purchasable upon the exercise of the NewCo warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of NewCo Ordinary Shares purchasable upon the exercise of the NewCo warrants immediately prior to such adjustment and (y) the denominator of which will be the number of NewCo Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding NewCo Ordinary Shares (other than those described above or that solely affects the par value of such NewCo Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which NewCo is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding NewCo Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of NewCo as an entirety or substantially as an entirety in connection with which NewCo is dissolved, the holders of the NewCo warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the NewCo warrants and in lieu of the NewCo Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of NewCo Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of NewCo Ordinary Shares in such a transaction is payable in the form of NewCo Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the NewCo warrants in order to determine and realize the option value component of the NewCo warrant. This formula is to compensate the NewCo warrant holder for the loss of the option value portion of the NewCo warrant due to the requirement that the NewCo warrant holder exercise the NewCo warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrant holders do not have the rights or privileges of holders of NewCo Ordinary Shares and any voting rights until they exercise their warrants and receive NewCo Ordinary Shares. After the issuance of NewCo Ordinary Shares upon exercise of the NewCo warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the NewCo warrants. If, upon exercise of the NewCo warrants, a holder would be entitled to receive a fractional interest in a share, NewCo will, upon exercise, round down to the nearest whole number the number of NewCo Ordinary Shares to be issued to the warrant holder.

Private Placement Warrants

The Private Placement Warrants (including the NewCo Ordinary Shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions to SEAC’s officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by NewCo (except as described above under “Redemption of NewCo warrants when the price per NewCo Ordinary Share equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement

Warrants have terms and provisions that are identical to those of the NewCo warrants sold as part of the units in the IPO, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by NewCo and exercisable by the holders on the same basis as the NewCo warrants included in the units being sold in the IPO.

Except as described above under “Redemption of NewCo warrants when the price per NewCo Ordinary Share equals or exceeds $10.00,” if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering the NewCo warrants for that number of shares of NewCo Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of NewCo Ordinary Shares underlying the NewCo warrants, multiplied by the excess of the “fair market value” of the NewCo Ordinary Shares over the exercise price of the NewCo warrants by (y) the fair market value. The “fair market value” shall mean the average of the last reported sale prices of the NewCo Ordinary Shares for the ten trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of NewCo warrants, as applicable. The reason that SEAC has agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it was not known at the time of SEAC’s IPO whether they will be affiliated with NewCo following the Business Combination. If they remain affiliated with NewCo, their ability to sell NewCo’s securities in the open market will be significantly limited. NewCo expects to have policies in place that prohibit insiders from selling NewCo’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell NewCo’s securities, an insider cannot trade in NewCo’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the NewCo Ordinary Shares issuable upon exercise of their NewCo warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, NewCo believes that allowing the holders to exercise such warrants on a cashless basis is appropriate.

The Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (including the NewCo Ordinary Shares issuable upon exercise of any of these warrants) until the date that is 30 days after the Closing, except that, among other limited exceptions, transfers can be made to our officers and directors and other persons or entities affiliated with the Sponsor.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited financial statements of SEAC are included as Exhibit 15.1 to this Report.

The audited financial statements of SGHC Limited are included as Exhibit 15.2 to this Report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Super Group (SGHC) Limited Memorandum of Incorporation.*

1.2	Amended and Restated Super Group (SGHC) Limited Articles of Incorporation.*

2.1	Specimen Warrant Certificate of Sports Entertainment Acquisition Corp. (incorporated by reference to Exhibit 4.4 of Sports Entertainment Acquisition Corp.’s Registration Statement on Form S-1, as amended (File No. 333-248798) filed with the SEC on September 28, 2020).

2.2	Warrant Agreement between Continental Stock Transfer & Trust Company and Sports Entertainment Acquisition Corp. (incorporated by reference to Exhibit 4.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

2.3	Warrant Assumption Agreement among Sports Entertainment Acquisition Corp., Super Group (SGHC) Limited and Continental Stock Transfer & Trust Company, as Warrant Agent.*

4.1	Business Combination Agreement, dated as of April 23, 2021, by and among Sports Entertainment Acquisition Corp., SGHC Limited, Super Group (SGHC) Limited, Super Group (SGHC) Merger Sub Inc., and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 2.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).+

4.2	Letter Agreement, dated October 6, 2020, by and among Sports Entertainment Acquisition Corp., its executive officers, its directors, Sponsor and PJT Partners Holdings LP (incorporated by reference to Exhibit 10.5 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

4.3	Investment Management Trust Agreement, dated October 6, 2020, by and between Sports Entertainment Acquisition Corp. and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.3 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

Exhibit No.	Description

4.4	Exchange Agreement, dated as of April 23, 2021, by and among NewCo, SGHC Limited and the Pre-Closing Holders (incorporated by reference to Exhibit 10.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.5	Founder Holders Consent Letter, dated April 23, 2021, by and among the Founders, NewCo, SGHC Limited, Sports Entertainment Acquisition Corp. and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 10.2 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.6	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.7	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.8	Form of Amendment to Letter Agreement (incorporated by reference to Exhibit 10.5 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.9	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.6 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.10	Form of Transaction Support Agreement (incorporated by reference to Exhibit 10.7 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).+

4.11	Form of Repurchase Agreement (incorporated by reference to Exhibit 10.8 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.12	Form of Founder Holders Deferral Agreement (incorporated by reference to Exhibit 10.9 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).+

4.13	Form of Indemnification Agreement, dated October 2, 2020, between SEAC and each of the officers and directors of SEAC (incorporated by reference to Exhibit 10.7 of SEAC’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

4.14	Form of SGHC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-4 (File No. 333-259395) filed with the SEC on December 22, 2021).#

4.15	SGHC 2021 Equity Incentive Plan.*#

4.16	Form of SGHC 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-4 (File No. 333-259395) filed with the SEC on December 22, 2021).#

Exhibit No.	Description

4.17	SGHC 2021 Employee Stock Purchase Plan.*#

8.1	List of Subsidiaries of Super Group (SGHC) Limited (incorporated by reference to Exhibit 21.1 the Company’s Registration Statement on Form F-4 (File No. 333-259395) filed with the SEC on December 22, 2021).

15.1	Financial Statements of Sports Entertainment Acquisition Corp. (incorporated by reference to Item 8 of the Annual Report on Form 10-K/A filed by Sports Entertainment Acquisition Corp. with the SEC on December 2, 2021).

15.2	Financial Statements of SGHC Limited (incorporated by reference to the Registration Statement on Form F-4/A filed by Super Group (SGHC) Limited with the SEC on January 10, 2022).

15.3	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Sports Entertainment Acquisition Corp.*

15.4	Consent of BDO LLP, independent registered public accounting firm, SGHC Limited.*

15.5	Consent of BDO LLP, independent accountants, Lanester Investments Limited.*

#	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.
+	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SUPER GROUP (SGHC) LIMITED

February 2, 2022

	By:	/s/ Neal Menashe
		Name:	Neal Menashe
		Title:	Chief Executive Officer and Director