Form 20-F
period 2021-12-31
Super Group (SGHC) Ltd
filed 2022-04-20
CIK 1878057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Donald J. Puglisi
Puglisi & Associates
850 Library Avenue #204
Newark, Delaware 19711
Telephone: (302)
738-6680
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares Warrants	SGHC SGHC WS	New York Stock Exchange New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2021, the issuer had one ordinary share outstanding, as it had not yet consummated the business combination described herein. On January 27, 2022, upon the closing of the business combination, the issuer issued
490,197,467

additional ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐
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
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

SUPER GROUP (SGHC) LIMITED

CAUTIONARY NOTE REGARDING
FORWARD-LOOKING
STATEMENTS
This Report on Form
20-F
(including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward- looking statements, including among other things, the items identified in the section entitled “Risk Factors” of this Report.
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

EXPLANATORY NOTE
On April 23, 2021, Sport Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with SGHC Limited, a non-cellular
company limited by shares incorporated under the laws of the Island of Guernsey (“SGHC”), Super Group (SGHC) Limited, a
non-cellular
company limited by shares incorporated under the laws of the Island of Guernsey (“Super Group”, “NewCo” or the “Company”), Super Group (SGHC) Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Super Group (“Merger Sub” and, together with Super Group, SGHC and SGHC’s direct and indirect subsidiaries, the “Target Companies”), and Sports Entertainment Acquisition Holdings LLC, a Delaware limited liability company (the “Sponsor”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”
The Company was incorporated on March 29, 2021 for the purpose of effectuating the Business Combination described herein. Prior to the Business Combination, the Company had nominal assets and liabilities, contingencies, or commitments, and did not conduct any operations other than costs incurred to acquire 100% of the equity interests of SGHC Limited and to effect the Business Combination. Following these exchanges, SGHC Limited became a wholly-owned subsidiary of the Company. Accordingly, the financial statements of the Company for the period from March 29, 2021 through December 31, 2021 have been included in this Report. The Business Combination was first accounted for as a capital reorganization whereby the Company is the successor to its predecessor SGHC. As a result of the first step described above, the existing shareholders of SGHC continued to retain control through ownership of the Company. The capital reorganization was immediately followed by the acquisition of SEAC, which was accounted for within the scope of International Financial Reporting Standards (“IFRS”) 2, Share-based Payments (“IFRS 2”). Under this method of accounting, SEAC was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of the Company issuing ordinary redeemable shares of Super Group, of no par value (“Super Group ordinary shares”) for the net assets of SEAC, accompanied by a recapitalization.
Pursuant to the Business Combination Agreement, prior to the closing of the Business Combination (the “Closing”), SGHC underwent a pre-closing
reorganization (the “Reorganization”) wherein all existing shareholders of SGHC (the
“Pre-Closing
Holders”) exchanged their shares in SGHC for Super Group ordinary shares. As described in the Business Combination Agreement, effective immediately following and conditioned upon the Closing, Super Group purchased Super Group ordinary shares from certain
Pre-Closing
Holders in exchange for cash consideration equal to $10.00 per Super Group ordinary share.
Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following has occurred: (a) SEAC’s issued and outstanding shares of SEAC Class B common stock, par value $0.0001 (“Class B Shares”), subject to the terms of the Founder Holder Consent Letter (as defined and described below), have converted automatically on a one-for-one
basis into shares of SEAC Class A common stock, par value $0.0001 (“Class A Shares” and, together with the Class B Shares, “common stock”); and (b) Merger Sub has merged with and into SEAC, with SEAC continuing as the surviving company, as a result of which (i) SEAC has become a wholly-owned
subsidiary of Super Group; (ii) each issued and outstanding unit of SEAC, consisting of one share of SEAC Class A common stock and one-half
of one warrant (the “SEAC warrants”), were automatically detached, (iii) each issued and outstanding share of SEAC Class A common stock, was converted into the right to receive one Super Group ordinary share; and (iv) each issued and outstanding SEAC warrant to purchase a share of SEAC Class A common stock have become exercisable for one Super Group ordinary share (the “Super Group warrants”).
The Business Combination was consummated on January 27, 2022.
Certain amounts that appear in this Report may not sum due to rounding.

CONVENTIONS WHICH APPLY TO THIS REPORT AND EXCHANGE RATE PRESENTATION
In this Report, unless otherwise specified or the context otherwise requires:

•	“$,” “USD” and “U.S. dollar” each refer to the United States dollar;

•	“£,” “GBP” and “pounds” each refer to the British pound sterling; and

•	“€,” “EUR” and “Euro” each refer to the Euro.
Certain amounts described herein have been expressed in U.S. dollars for convenience, and when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations. The exchange rate used for conversion between U.S. dollars and pounds is based on the historical exchange rate of the pound released by the Federal Reserve, the central bank of the United States.
TRADEMARKS, TRADE NAMES AND SERVICE MARKS
SGHC, the Company, Merger Sub, SEAC and their respective subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their businesses. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this Report are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this Report are listed without the applicable
®
,
™
and SM symbols, but such references are not intended to indicate, in any way, that we or the owners thereof will not assert, to the fullest extent under applicable law, our or their rights to these trademarks, trade names and service marks.
MARKET AND INDUSTRY DATA
In this Report we present industry data, information and statistics regarding the markets in which Super Group competes, as well as statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data (collectively, “Industry Analysis”). Such information is supplemented where necessary with Super Group’s internal estimates, taking into account publicly available information about other industry participants and the judgment of Super Group’s management where information is not publicly available. This information appears in “Business” and other sections of this Report.
Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the Securities and Exchange Commission (the “SEC”), including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:

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

•
We rely on third-party service providers such as (i) third-party providers to validate the identity and identify the location of our customers, (ii) third-party payment processors to process deposits and withdrawals made by our customers into our platforms, (iii) third-party marketing and customer communications systems providers, (iv) third-party casino content, product and technology providers, (v) third- party sportsbook technology providers, (vi) third-party sports data providers for real-time and accurate data for sporting events, and (vii) third-party outsourced services providers, among others. If our third-party providers do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

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

•
The requirements of being a public company, including compliance with the requirements of the Sarbanes-Oxley Act and maintaining effective internal controls over financial reporting, may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses associated with being a public company may be greater than we anticipate.

•
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

•
Because Super Group is incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited.

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
We rely on third-party service providers such as (i) third-party providers to validate the identity and identify the location of our customers, (ii) third- party payment processors to process deposits and withdrawals made by our customers into our platforms, (iii) third-party marketing and customer communications systems providers, (iv) third-party casino content, product and technology providers, (v) third-party sportsbook technology providers, (vi) third-party sports data providers for real-time and accurate data for sporting events, and (vii) third-party outsourced services providers, among others. If our third-party providers do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.
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
We license the Betway brand to DGC USA for a fixed fee in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third-party operator for use in China and Thailand. Our financial performance depends in part on maintaining our licenses with these third- party operators. Fees earned from third-party operators accounted for approximately 5.4% of our revenue in the year ended December 31, 2021. A decline in the third-party operators’ financial performance, competition from competitors or a deterioration in our relationships for other reasons could lead to termination of the brand licenses by such third-party operators, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.
Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand and reputation, including as a result of negative publicity, our business and operating results may be harmed.

We believe that developing, maintaining and enhancing our brands, especially our single-brand sportsbook Betway but also our multi-brand
portfolio of casinos, Spin, is critical to achieving widespread acceptance of our products and services, attracting new customers, retaining existing customers, persuading existing customers to adopt additional products and services and hiring and retaining our employees. We believe that the importance of our brand will increase as competition in our markets further intensifies. Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, our ability to provide high- quality, reliable and cost-effective
products and services, the perceived value of our products and services and our ability to provide quality customer support. Brand promotion activities require us to make substantial expenditures. To date, we have made significant investments in the promotion of our brands, including more than 70 Betway brand partnerships with sports teams and leagues worldwide. The promotion of our brands, however, may not generate customer awareness or increase revenue to the extent we anticipate, or at all, and any increase in revenue may not offset the expenses we incur in building and maintaining our brand.
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
Our internal forecasts are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations of the jurisdictions in which we operate, or seek to operate, our business. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.
We operate in a rapidly evolving and highly competitive industry and our internal forecasts are subject to the risks and assumptions made by management with respect to this industry. Operating results are difficult to forecast because they generally depend on our assessment of factors that are inherently beyond our control and impossible to predict with certainty, such as the timing of adoption of future legislation and regulations by different jurisdictions. Furthermore, if we invest in the development of new products or distribution channels that do not achieve commercial success, whether because of competition or otherwise, we may not recover the often material “up front” costs of developing and marketing those products and distribution channels, or recover the opportunity cost of diverting management and financial resources away from other products or distribution channels.
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
Our fixed-odds betting products involve betting where winnings are paid on the basis of the stake placed and the odds quoted. Odds are determined with the objective of providing an average return to the bookmaker over a large number of events and therefore, over the long term, our gross win percentage has remained reasonably in line with expectations. However, there can be significant variation in gross win percentage event-by-
event and
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
The requirements of being a public company, including compliance with the requirements of the Sarbanes-Oxley Act and maintaining effective internal controls over financial reporting, may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses associated with being a public company may be greater than we anticipate.
As a result of the Business Combination we became a public company, and as such, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the New York Stock Exchange (“NYSE”), including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance than we obtained as a private company, and could also make it more difficult for us to attract and retain qualified members of our Board. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase beginning with the filing of our annual report on Form
20-F
for the fiscal year ending December 31, 2022. We may need to hire additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation to our directors, officers and employees closer to that of other public companies, which would increase our general and administrative expenses and could adversely affect our profitability. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our common stock and warrants, fines, sanctions and other regulatory action and potentially civil litigation. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
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
We have historically not been required to document and test our internal controls over financial reporting, our management have not been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. However, as a public company in the United States, we are required to document and test our internal controls over financial reporting and, beginning with the filing of our annual report on Form
20-F
for the fiscal year ending December 31, 2022, our management will be required to certify the effectiveness of our internal controls and we will become subject to the SEC’s auditor attestation requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.
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

In connection with the audits of our consolidated financial statements for fiscal years 2021, 2020 and 2019, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. For fiscal years 2020 and 2019 the material weaknesses related to (i) a lack of consistent application of IFRS reporting requirements across the enlarged business and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place. For fiscal year 2021, the material weaknesses related to (i) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place, and (ii) inadequate internal controls over the retention of records and timely application of records in management’s accounting assessments and conclusions.
We have commenced measures to remediate these material weaknesses, including hiring additional consultants and staff. Management are overseeing the implementation of improved processes and internal controls, building our financial management and reporting infrastructure. We continue to engage with third party specialists, as required, for complex accounting matters. Our management has concluded that the material weakness related to the lack of consistent application of IFRS reporting requirements across the enlarged business as described above has been remediated as of December 31, 2021.
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
The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures annually. In particular, Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. To date, we have been exempt from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b). However, we will no longer be exempt from this requirement beginning with the filing of our annual report on Form
20-F
for the fiscal year ending December 31, 2022. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404(b) will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.
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
Asian geopolitical and other risks are of significant importance to our business owing to the revenue that we receive from a third party in respect of licensing the use of our Betway brand to that party. A decline in such third-party operator’s financial performance, for any reason could have an adverse effect on our business. See “Risks Related to Super Group’s Business — We license the Betway brand, for a fixed fee, for use by DGC USA in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China and Thailand. A decline in such third-party
operators’ financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.”
Our business is dependent on certain large markets, the loss of which or slower growth in which could adversely affect our business, financial condition and results of operations.
Our business derives a large percentage of its revenues from a small number of markets. For example, 47% of our revenue for the year ended December 31, 2021, was derived from the Americas, of which a majority was derived from Canada. There can be no assurance that we would be able to recover or replace a significant reduction in revenue or growth thereof derived from one or more of these markets if that were to happen for any reason, which could adversely affect our business, financial condition and results of operations.
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

A significant geo-political development is unfolding in the Ukraine. Russia invaded Ukraine on February 24, 2022, and since then Russian military activity has escalated rapidly. The United States and several NATO allies have imposed significant economic sanctions that are likely to cripple the Russian economy and currency, the Ruble. These events have created significant market volatility and growing economic uncertainty. Should the situation deteriorate further and military action lead to a protracted war, there would likely be a material adverse economic impact on Europe and therefore indirectly in the U.S., potentially slowing economic activity and possibly lessening the need for the Fed to remove monetary policy as aggressively as expected otherwise. The risk of Russian cyber-attacks may also create market volatility and economic uncertainty. It is believed that Russian cyber-attacks of the Ukrainian government infrastructure have already occurred, and cyber-attacks could potentially spread to a broader network of countries and networks. These events may have an adverse effect on our results of operations, financial condition and the value of our common stock.
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
The gaming industry is highly regulated and we are required to maintain licenses and pay requisite gaming taxes and other fees in each jurisdiction from which we operate in order to continue our operations and remain compliant with our licenses. Aside from jurisdictions in which we operate by virtue of a locally awarded license, we also operate in other jurisdictions by virtue of relevant licenses awarded by other recognized regulatory authorities. Our reliance on such licenses is at times based on the lack of a local regulatory framework in that jurisdiction where our services are accessed and used by end users, or based on a specific legal position and interpretation of local legislation. Such interpretation, at times, includes, but is not limited to, a legal position based on EU law or supranational law. As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU or supranational law, there is a risk that our interpretation would be contested by a governmental agency or regulator and our legal position ultimately rejected, which may result in administrative, civil or criminal prosecution or penalties. Furthermore, we have in the past faced, and continue to face, civil claims from customers contesting the legal basis of our services in certain jurisdictions, such as Austria, where we have, to date, settled some claims and are contesting others, and may continue to face similar claims again in future. This may materially adversely impact our profitability in such jurisdictions and/or our ability to carry on business in such jurisdictions and/or our ability to apply for or retain gaming licenses and/or could cause us to cease offering some or all of our offerings in the impacted jurisdictions and thereby have a material adverse effect on our business, financial condition, results of operations or prospects.
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
The Parliament of Canada recently passed legislation allowing provinces to regulate single-event wagering within their jurisdictions, although at this point it is unclear as to the approach which each province will take in such regard. Historically, provincially-regulated offerings were limited to parlay sports betting (which required bets to be made on multiple discrete events) offered by provincial Crown corporations. Sport-betting businesses, like our Betway brands, that operate outside of the provincially-regulated frameworks, have until now also offered single-event betting with limited competition from such Crown corporations, due to the general preference of customers to not be limited to parlay bets only. In addition, certain of our private operator competitors elected not to carry on meaningful sports-betting operations in Canada. However, as a consequence of the legislative change, the Crown corporations and many of our private operator competitors, as well as new market entrants (some of which are well-funded and involve major business interests) have announced their intentions to begin or expand sports betting operations in Canada. Independently, several Canadian provinces have been considering altering their approach to regulated online gaming (including both casino games and sports betting), to permit private operators like us to enter the provincially-regulated system. In particular, the Province of Ontario has moved ahead with its plans to permit provincially-regulated online gaming by private operators under a new regulatory framework. In Ontario, a new provincial commercial contracting party has been established and both it and the provincial regulator have created engagement and licensing mechanisms and have begun to register applicants. Both Spin and Betway have not yet gone live in Ontario, however we are pleased to note that we are in the final stages of the regulatory license process. As of April 20, 2022, Cadway, the entity applying for the license for Betway, has been awarded registration in Ontario, subject to signing the iGO agreement. The iGO agreement is the agreement containing the terms of engagement between Cadway and iGaming Ontario (“iGO”), as the agent of the Alcohol and Gaming Commission of Ontario (the regulator). These are the standard terms which every operator in Ontario has to sign. Meanwhile, we continue to operate in Ontario under the knowledge of the regulator. In addition, information on standards, eligibility and other key elements have been published. Other Canadian provinces are expected to follow suit eventually. In the past, when other countries have introduced regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Although it is possible that all of the above will expand the size of the total addressable market in Canada and/or improve the profitability of the Canadian market for us, at this point this cannot be said for certain and it is possible that parties like us that have pre-existing Ontario or Canadian operations may be at a disadvantage under these new frameworks unless we are prepared to agree to certain conditions. While we actively seek out regulated jurisdictions for the expansion of our business and therefore welcome the recently passed legislation and the proposed Ontario regulatory framework and intend to participate therein to the fullest extent possible, we cannot be certain about the future impacts of these changing circumstances on our business, operations or financial prospects. The Americas accounted for 47% of our business revenue in the year ended December 31, 2021, and Canada is our largest market in the Americas. To the extent that competition in these key markets is increased and we are unable to maintain our related business, it may have a material adverse effect on them.

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
The Parliament of Canada recently passed legislation allowing provinces to regulate single-event wagering within their jurisdictions, although at this point it is unclear as to the approach which each province will take in such regard. Historically, provincially-regulated offerings were limited to parlay sports betting (which required bets to be made on multiple discrete events) offered by provincial Crown corporations. Sport-betting businesses, like our Betway brands, that operate outside of the provincially-regulated frameworks, have until now also offered single-event betting with limited competition from such Crown corporations, due to the general preference of customers to not be limited to parlay bets only. In addition, certain of our private operator competitors elected not to carry on meaningful sports-betting operations in Canada. However, as a consequence of the legislative change, the Crown corporations and many of our private operator competitors, as well as new market entrants (some of which are well-funded and involve major business interests) have announced their intentions to begin or expand sports betting operations in Canada. Independently, several Canadian provinces have been considering altering their approach to regulated online gaming (including both casino games and sports betting), to permit private operators like us to enter the provincially-regulated system. In particular, the Province of Ontario has moved ahead with its plans to permit provincially-regulated online gaming by private operators under a new regulatory framework. In Ontario, a new provincial commercial contracting party has been established and both it and the provincial regulator have created engagement and licensing mechanisms and have begun to register applicants. Both Spin and Betway have not yet gone live in Ontario, however we are pleased to note that we are in the final stages of the regulatory license process. As of April 20, 2022, Cadway, the entity applying for the license for Betway, has been awarded registration in Ontario, subject to signing the iGO agreement. The iGO agreement is the agreement containing the terms of engagement between Cadway and iGO, as the agent of the Alcohol and Gaming Commission of Ontario (the regulator). These are the standard terms which every operator in Ontario has to sign. Meanwhile, we continue to operate in Ontario under the knowledge of the regulator. In addition, information on standards, eligibility and other key elements have been published. Other Canadian provinces are expected to follow suit eventually. In the past, when other countries have introduced regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Although it is possible that all of the above will expand the size of the total addressable market in Canada and/or improve the profitability of the Canadian market for us, at this point this cannot be said for certain and it is possible that parties like us that have pre-existing Ontario or Canadian operations may be at a disadvantage under these new frameworks unless we are prepared to agree to certain conditions. While we actively seek out regulated jurisdictions for the expansion of our business and therefore welcome the recently passed legislation and the proposed Ontario regulatory framework and intend to participate therein to the fullest extent possible, we cannot be certain about the future impacts of these changing circumstances on our business, operations or financial prospects. The Americas accounted for 47% of our business revenue in the year ended December 31, 2021, and Canada is our largest market in the Americas. To the extent that competition in these key markets is increased and we are unable to maintain our related business, it may have a material adverse effect on them.

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
Our tax obligations are and will be varied and include U.S. federal and state taxes as well as national, state, provincial and other taxes around the world due to the nature of our business. The tax laws that will be applicable to our business are subject to interpretation, and significant judgment will be required in determining our worldwide provision for income taxes. In the course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. For example, compliance with the 2017 United States Tax Cuts and Jobs Act (“TCJA”) may require the collection of information not regularly produced within our Company, the use of estimates in our consolidated financial statements, and the exercise of significant judgment in accounting for its provisions. As regulations and guidance evolve with respect to the TCJA, and as we gather more information and perform more analysis, our results may differ from previous estimates and may adversely affect our consolidated financial statements.
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
As a growing company with expanding operations, we in the past have been party to, and we may in the future increasingly face the risk of, claims, lawsuits, and other proceedings involving competition and antitrust, anti-money laundering, OFAC, gaming, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters, including claims by customers. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing an adverse effect on our business, financial condition, results of operations and prospects.
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
The secure maintenance and transmission of customer information is a critical element of our operations. Our information technology and other systems that maintain and transmit customer information, or those of service providers, business partners or employee information may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our customers’ information may be lost, disclosed, accessed or taken without consent. If any such access, disclosure or other loss of information should occur, then we would likely suffer attempts by the recipients of such data to divert our customers away from our products and would also suffer a substantial loss of trust and reputation with our customers and would likely lose a significant portion of their business as a result. We have experienced attempted cyber- attacks, attempts to breach our systems and other similar attempts in the past. For example, we have been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems, whether by our employees or third parties, including cyber-attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future.
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

A substantial portion of our network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. We require technology-based service providers to implement cyber-attack-resilient systems and processes. However, if Internet service providers experience service interruptions, including because of cyber-attacks, or due to an event causing an unusually high volume of Internet use (such as a pandemic or public health emergency), communications over the Internet may be interrupted and impair our ability to conduct our business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of our customers to access our offerings in a timely fashion or at all. In addition, our ability to process e- commerce transactions depends on bank processing and credit card systems. To prepare for system problems, we continuously seek to strengthen and enhance our current facilities and the capabilities of our system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or our own network systems will continue to be able to meet the demand placed on us by the continued growth of the Internet, the overall online gaming industry and our customers. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, including as a result of cyber-attacks, which causes a loss of our customers’ property or personal information or a delay or interruption in our online services and products and e-commerce services, including our ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to our offerings, cause us to incur significant legal, remediation and notification costs, degrade the customer experience and cause customers to lose confidence in our offerings, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Ownership of Super Group’s Ordinary Shares
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Super Group ordinary shares may decline.
Fluctuations in the price of Super Group ordinary shares could contribute to the loss of all or part of your investment. Prior to the Business Combination, there was not a public market for Super Group ordinary shares. Accordingly, the valuation ascribed to Super Group in the Business Combination may not be indicative of the price that will prevail in the trading market. If an active market for Super Group’s securities develops and continues, the trading price of Super Group ordinary shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Super Group’s control. Any of the factors listed below could have a material adverse effect on your investment in Super Group ordinary shares, and Super Group ordinary shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Super Group ordinary shares may not recover and may experience a further decline.
Factors affecting the trading price of Super Group ordinary shares may include:

•	actual or anticipated fluctuations in Super Group’s quarterly financial results or the quarterly financial results of companies perceived to be similar to Super Group;

•	changes in the market’s expectations about Super Group’s operating results;

•	success of competitors;

•	Super Group’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning Super Group or the industries in which Super Group operates in general;

•	operating and share price performance of other companies that investors deem comparable to Super Group;

•	Super Group’s ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting Super Group’s business;

•	commencement of, or involvement in, litigation involving Super Group;

•	changes in Super Group’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of Super Group ordinary shares available for public sale;

•	any major change in Super Group’s board or management;

•	sales of substantial amounts of Super Group ordinary shares by Super Group’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.
Broad market and industry factors may materially harm the market price of Super Group ordinary shares irrespective of Super Group’s operating performance. The stock market in general, and NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Super Group ordinary shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Super Group could depress its share price, regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of Super Group ordinary shares also could adversely affect Super Group’s ability to issue additional securities and its ability to obtain additional financing in the future.
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
Because Super Group is incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited.
Super Group is a limited company incorporated under the laws of the Island of Guernsey. As a result, it may be difficult for investors to effect service of process within the United States upon Super Group’s directors or officers, or enforce judgments obtained in the United States courts against Super Group’s directors or officers.
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

It may be difficult to enforce a U.S. judgment against Super Group or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.
A majority of Super Group directors and executive officers are not residents of the United States, and the majority of Super Group’s assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon Super Group within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim, because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time- consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. See “
Description of Securities — Enforceability of Civil Liabilities
.”
As a company incorporated in the Island of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.
We are a company incorporated in the Island of Guernsey, and our ordinary shares and redeemable warrants (the “Public Warrants”) are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Island of Guernsey, which is our home country, may differ significantly from NYSE corporate governance listing standards.
Among others, we are not required to:

•	have a majority of the members of our board of directors who are independent;

•	hold regular meetings of our non-executive directors without the executive directors;

•	have a nominating and/or corporate governance committee composed of entirely independent directors;

•	have a compensation committee composed of entirely independent directors;

•	adopt a code of business conduct and ethics, which we intend to do; or

•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities.
Provisions in our governing documents may inhibit a takeover of Super Group, which could limit the price investors might be willing to pay in the future for Super Group ordinary shares and could entrench management.
Our governing documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Super Group may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for Super Group to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for Super Group ordinary shares.
If a U.S. Holder is treated as owning at least 10% of Super Group ordinary shares (by value or voting power), such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

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
The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. Because we may form or acquire one or more U.S. subsidiaries (including DGC USA), the application of those attribution rules may cause our non-U.S. subsidiaries to be treated as CFCs. We cannot provide any assurances that we will assist holders of Super Group ordinary shares in determining whether we or any non-U.S. subsidiaries are or will be treated as a CFC or whether any holder of Super Group ordinary shares is treated as a Ten Percent Shareholder with respect to any such CFC or furnish to any Ten Percent Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.
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
If a Holder is treated as owning a significant percentage of Super Group equity (typically greater than 5%, but always subject to regulator discretion), the Holder may be required to undergo probity review and approval by one or more gaming regulators.
In order to operate in certain jurisdictions (including U.S. states), Super Group must obtain the appropriate licensure as required under local legislation. Generally, each relevant group company and at times certain directors, officers, employees and material shareholders (typically those beneficially holding 5% or more of equity - but not limited to that threshold of holdings nor limited to solely holding equity), would be required to qualify as suitable for a license to be awarded. For directors, officers, employees, and material shareholders, suitability is generally considered by gaming authorities by weighing (i) financial stability, integrity and responsibility; and (ii) general history and background. Most gambling authorities have the authority to weigh additional factors and require any documentation or information they deem necessary. Directors, officers, employees, and material shareholders may be required to provide extensive disclosure regarding their background, assets, liabilities, employment history, and sources of income. The failure of Super Group’s officers, directors and material holders of its ordinary shares to submit to background checks and provide such disclosure could result in the imposition of penalties and could jeopardize the award of a contract to the Company or provide grounds for termination of an existing contract. Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or material shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, Super Group may deem it necessary, or be required, to sever its relationship with such person.

If Super Group or any of its subsidiaries is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.
If Super Group or any of its subsidiaries is or becomes a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the U.S. Tax Code for any taxable year (or portion thereof) during which a U.S. Holder (as defined in “Material Tax Considerations”) holds Super Group ordinary shares or public warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder and such U.S. Holder might be subject to additional reporting requirements.
For U.S. federal income tax purposes, Super Group will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income (including cash). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.
Based on and the nature of our business and the valuation of our assets, including goodwill, we expect that Super Group will not be treated as a PFIC for its taxable year ended December 31, 2022. However, no assurances regarding our PFIC status can be provided for current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of transactions we may enter into during 2022 and in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current taxable year or any future taxable year.
Please see the section titled “E. Taxation—Material Tax Considerations—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Super Group’s potential PFIC status. U.S. Holders (as defined in “Material Tax Considerations”) are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of the Super Group ordinary shares or public warrants.
Future resales of Super Group ordinary shares and/or warrants may cause the market price of such securities to drop significantly, even if its business is doing well.
Certain of our stockholders have been granted certain rights, pursuant to the Amended and Restated (“A&R”) Registration Rights Agreement, to require Super Group to register, in certain circumstances, subject to certain exceptions, the resale under the Securities Act of their Super Group ordinary shares or Super Group warrants held by them, subject to certain conditions, and to certain demand, piggy-back and shelf registration rights. The sale or possibility of sale of these Super Group ordinary shares and/or warrants could have the effect of increasing the volatility in Super Group ordinary share price or putting significant downward pressure on the price of Super Group ordinary shares and/or warrants.
Additionally, a significant portion of Super Group’s ordinary shares are subject to a lock-up and restricted from immediate resale; however, upon expiration of their respective lock-up periods, the sale of shares of Super Group’s ordinary shares or the perception that such sales may occur, could cause the market price of Super Group’s ordinary shares to drop significantly.

Super Group may issue additional Super Group ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Super Group ordinary shares.
Super Group may issue additional Super Group ordinary shares or other equity securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without your approval in many circumstances.
Super Group’s issuance of additional Super Group ordinary shares or other equity securities would have the following effects:

•	Super Group’s existing shareholders’ proportionate ownership interest in Super Group may decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding Super Group ordinary shares may be diminished; and

•	the market price of Super Group ordinary shares may decline.
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

General Risk Factors
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
Unless otherwise noted or the context otherwise requires, all references in this section to “Super Group Holding Company,” “Super Group,” “SGHC,” the “Company,” the “Group,” the “business,” “we,” “us” or “our” refer to the business of SGHC and its subsidiaries prior to the consummation of the Business Combination, which is the business of Super Group and its subsidiaries following the consummation of the Business Combination.
Overview
Super Group is a leading global online sports betting and gaming operator. Super Group’s mission is to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Super Group’s strategy for achieving this is built around three key pillars:

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
As of the date of this Report, Super Group subsidiaries are licensed in 24 jurisdictions and manage approximately 4,000 employees. Over the twelve months of 2021, on average, over 2.8 million customers per month have yielded in excess of €3.2 billion in wagers per month. During the period January 1, 2021 to December 31, 2021, total wagers amounted to €38 billion. Super Group’s business generated €1.26 billion ($1.48 billion) on a pro-forma consolidated basis, of revenue between January 1, 2021 and December 31, 2021 in different geographic regions, including the Americas, Europe, Africa and the rest of the world, such regions accounting for approximately 47%, 11%, 17% and 25%, respectively, of Super Group’s total revenue in 2021.
What Super Group Does
Super Group’s global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:

•	Betway, a single-brand premier online sports betting offering, and

•	Spin, a multi-brand online casino offering.
Betway is SGHC’s single-brand online sports betting offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. The brand is sports-led but also offers casino games. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams and leagues worldwide. As of the date of this Report, Betway has more than 70 such arrangements and is actively negotiating for further expansion.
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
SGHC aims to further expand its global footprint through the acquisition of Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”), which holds the exclusive license to use the Betway brand in the United States. On April 7, 2021, SGHC entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. This transaction is expected to close by the second half of 2022. DGC USA has already secured market access in up to an initial 12 regulated or expected-to-be regulated states in the United States and its acquisition will enable SGHC to penetrate and leverage its capabilities in these new markets. As of the date of this Report, the Betway brand (operated by licensee, DGC USA) is live in 6 US states, being Arizona, New Jersey, Pennsylvania, Indiana, Iowa and Colorado. DGC USA’s subsidiary, DGC VA, received its Temporary Permit to operate in the Commonwealth of Virginia in November 2021 and is expected to launch a Betway-branded sports betting offering in the Commonwealth in the second quarter of 2022. For the remaining 5 states, being Ohio, Kansas, Louisiana, Mississippi and Missouri, as a result of a combination of timing around the introduction of regulations and/or receipt of required licenses and approvals, there is currently no specific timeline for go-live. An agreement is also in place for the provision of an additional casino brand in Pennsylvania.
Following Betway’s global expansion, the Company has, in certain circumstances, licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.

Company Background
The Company, or Super Group (SGHC) Limited, is a holding company incorporated under the laws of the Island of Guernsey, and was incorporated for the purpose of effectuating the Business Combination described in this Report. Prior to the Business Combination, which occurred on January 27, 2022, the Company had no material assets and did not operate any businesses. SGHC is a holding company incorporated under the laws of the Island of Guernsey and its business and operations are conducted through numerous subsidiaries that are incorporated in various jurisdictions around the world. The principal executive office of SGHC and the Company are located in Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.
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
On October 7, 2020, SGHC entered into an agreement with the shareholders of Fengari, a holding company incorporated under the laws of the Island of Guernsey, pursuant to which it acquired the entire issued share capital of Fengari. The purpose of this transaction was to consolidate Fengari and its subsidiaries into the SGHC group while retaining the ultimate beneficial ownership position of Fengari. On October 7, 2020, SGHC entered into an agreement with the shareholders of Pelion, a holding company incorporated under the laws of the Island of Guernsey, pursuant to which it acquired the entire issued share capital of Pelion. The purpose of this transaction was to consolidate Pelion and its subsidiaries into the SGHC group while retaining the ultimate beneficial ownership position of Pelion. See “
Operating and Financial Review and Prospects — Comparability of Financial Information
.”
SGHC’s Opportunity and Large and Expanding Total Addressable Market
The Growing Global Sports Betting and Online Casino Gaming Markets
SGHC’s brands operate in two distinct sectors of the global online gaming market, namely sports betting and online casino gaming, both of which have recently experienced significant growth and which are expected to continue to grow further in the coming years.
According to H2 Gambling Capital (“H2”), global online sports betting gross gaming revenue (“GGR”) is projected to grow from $53.8 billion in 2021 to $87.2 billion by 2026, while the global online casino gaming market is projected to grow from $33.0 billion in 2021 to $61.3 billion by 2026, in part due to projected strong growth in newly regulated markets, including within the United States.
Several countries in Africa and Europe have already liberalized and regulated sports betting and/or online casino gaming with several more in the early stages of doing so. H2 has projected European sports betting and online casino gaming GGR to grow from $38.1 billion in 2021 to as much as $54.8 billion by 2026, and projects African GGR to grow from $1.5 billion in 2021 to $4.1 billion by 2026. Africa and Europe are already significant markets for SGHC and the Company believes that it is well-positioned to take advantage of opportunities as and when jurisdictions within these regions regulate online sports betting and online casino gaming.
In May 2018 the U.S. Supreme Court repealed the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), the effect of which was to remove federal restrictions on sports betting and give individual states control over the legalization of sports betting within their jurisdictions. As of December 31, 2021, 33 states plus Washington, DC have passed measures to legalize sports betting (three of those states are not yet operational). Out of that number, 22 states have authorized statewide, online sports betting while 11 remain retail-only at casino or retail locations. Seven states have passed measures to legalize online casino gaming. In Canada, Parliament recently passed legislation allowing provinces to regulate single-game wagering within each province. Specifically, Ontario has initiated a regime where it has begun accepting applications for registration for regulated sports betting and casino gaming.

H2 currently projects that the North American online sports betting and casino market will generate an estimated $40.6 billion in GGR in 2026, increased from $12.2 billion in 2021, of which $35.3 billion and $9.6 billion respectively is projected to come from the United States (excluding state lotteries).
SGHC is a market leader in sports betting and online casino gaming, with net gaming revenue of $1.48 billion (€1.26 billion) in the year ended December 31, 2021, of which approximately 49.2% was generated by Betway and the remainder from Spin. The Company holds licenses, which include both sports betting and online casino gaming, in 24 jurisdictions, excluding up to 12 jurisdictions in which DGC USA has obtained initial agreed market access deals in the United States (either via obtaining the required licenses or approvals from the relevant state authorities or via commercial arrangements through which DGC USA leases a license from a land-based operator to satisfy the legal requirement that any online operation must be tethered to a land-based operation), and is currently applying for or negotiating licenses in other states and jurisdictions. As of the date of this Report, the Betway brand (operated by licensee, DGC USA) is live in 6 US states, being Arizona, New Jersey, Pennsylvania, Indiana, Iowa and Colorado. DGC USA’s subsidiary, DGC VA, received its Temporary Permit to operate in the Commonwealth of Virginia in November 2021 and is expected to launch a Betway-branded sports betting offering in the Commonwealth in the second quarter of 2022. For the remaining 5 states, being Ohio, Kansas, Louisiana, Mississippi and Missouri, as a result of a combination of timing around the introduction of regulations and/or receipt of required licenses and approvals, there is currently no specific timeline for go-live. An agreement is also in place for the provision of an additional casino brand in Pennsylvania.
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
Diversification and visibility
The Company’s strategy of expanding into as many regulated markets as possible has resulted in having gaming licenses in 24 diverse jurisdictions, excluding up to 12 jurisdictions in which DGC USA has obtained initial market access deals in the United States, and additional states and jurisdictions for which it is currently applying for or negotiating licenses. Management believes that such diversification is key to good future revenue and profit visibility. The Company’s teams in 23 countries around the world ensure a natural degree of protection for the Company against natural disasters, geopolitical risks or other potential operational disruptions. With licenses and access in additional jurisdictions and U.S. states currently being applied for or negotiated, management believes that the Company’s diversification and revenue and profits visibility will continue to improve. See “Risk Factors — Litigation and Regulatory Risks — Our growth prospects and market potential will depend on our ability to obtain licenses to operate in a number of regulated jurisdictions and if we fail to obtain such licenses our business, financial condition, results of operations and prospects could be impaired.”
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
Worldwide, the Company’s sportsbook trading team of 120 employees benefits from long-term relationships with third-party technology providers. Across Africa, the Company employs an operational team of approximately 600 employees to develop, expand and operate the Company’s proprietary sportsbook and purpose-built African market platform.

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
The challenge of meeting regulatory requirements in a commercially prudent and effective manner is clear. Management believes that SGHC has thus far been successful in meeting this challenge, as evidenced by the 24 licensed jurisdictions that the Company already holds licenses in.
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
For strategic reasons set out below, the Company has intentionally set out to differentiate the Betway and Spin product offerings and business models.
Betway’s sports betting products
Betway is positioned as a premium sportsbook that offers full-featured sports betting products for pre-game and in-game wagering. Different products and/or features are offered in different geographic markets depending on regulatory constraints, product availability, market maturity and strategic value of the market.
Betway’s flagship sports betting product is bespoke-developed exclusively for Betway (see the sections titled “— SGHC’s Technology and Data- Driven Approach” and “— Partnerships, Suppliers and Strategic Collaborations”) and is currently capable of accepting wagers on more than 60 different sports. This product is offered in the majority of the relatively mature markets in which Betway operates, such as the UK and most European markets. For other markets, the Company has developed a proprietary sports betting platform that it will aim to re-use where appropriate.
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
Spin’s multiple online casino gaming brands
Spin operates a portfolio of more than 20 brands, the majority of which are translated into multiple languages and offer customers the ability to play in excess of 1,400 online casino games from seven different suppliers. The five largest brands accounted for 94% of Spin’s revenue in 2021.

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
Worldwide, Betway and Spin products are available for play in 40 different currencies and customers are serviced in 27 different languages.
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
With particular reference to customer-facing products, SGHC operates a mix of its own technology and long-term partnerships with leading third- party providers (see the section titled “— Partnerships, Suppliers and Strategic Collaborations”), a flexible approach that is intended to increase speed to market and decrease friction associated with adjusting the technology stack to new markets.
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
Risk, Fraud and Compliance Systems
The Company encounters sophisticated attempts at fraud on a regular basis and is required to verify customers and their source of funds in accordance with varying regulations in each jurisdiction. Significant customer volumes (an average of more than 2.8 million customers per month over the twelve months of 2021) mean that systems for the detection and prevention of attempted fraud and ensuring compliance with “know your customer” and anti-money laundering regulations must be substantially automated. In addition to rules-based systems that codify the Company’s 20+ years of experience in combating fraud, managing risk and ensuring compliance, the Company also expends considerable effort in the development of new systems for this purpose, including the employment of machine learning and other data science techniques.
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
Casino Software Licensing Agreements
Pursuant to various casino software licensing agreements entered into by subsidiaries of SGHC, SGHC has been granted non-exclusive software licenses for use of a suite of gaming software in different territories in which SGHC operates. Several of the agreements permit the advertising, marketing and promotion of the software suite in each respective territory and certain of the agreements allow for the licensee to sub-license the use of the system. As at March 15, 2022, subsidiaries of SGHC had entered into seven casino software licensing agreements with affiliates of Apricot.
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
Jackpot Services and Licensing Agreements
Various subsidiaries of SGHC have entered into jackpot services and licensing agreements with Jumbo Jackpots Limited, a wholly owned subsidiary of Apricot. Pursuant to these jackpot services and licensing agreements, Jumbo Jackpots Limited grants non-exclusive licenses of trademarks as supplied within the software licensed through separate casino software licensing agreements and provides services to enable the licensee to run jackpot games. As at March 15, 2022, subsidiaries of SGHC had entered into seven Jackpot Services and Licensing Agreements with Jumbo Jackpots Limited.
The term and termination provisions of the jackpot services are summarized as follows. All jackpot services and licensing agreements have an indefinite term, and do not permit termination for convenience, except for one agreement which permits termination by either party on two months’ written notice. All of these agreements permit either party to terminate immediately by written notice if a petition or resolution is passed for the winding up of the other party. The agreements also terminate automatically if the applicable SGHC subsidiary’s gaming license is withdrawn. Jumbo Jackpots Limited may terminate the agreement if any of the following events occur: (a) the other party commits a breach of the agreement and fails to remedy such breach within the specified time period; (b) the other party fails to pay sums as they fall due; (c) it becomes unlawful or impossible for Jumbo Jackpots Limited to license, maintain or use the relevant trademarks or provide the services under the agreement; (d) bankruptcy or insolvency proceedings are filed against the other party; (e) the other party can no longer perform its business activities or fulfil its commitments to Jumbo Jackpots Limited; or (f) the other party (or any other entity having common shareholders or control with that party) becomes a competitor to Jumbo Jackpots Limited. The counterparty may terminate the agreement with 14 days’ written notice if Jumbo Jackpots Limited raises the agreed service fee. In addition, each agreement automatically terminates on termination of the corresponding casino software licensing agreement between the SGHC subsidiary which is party to the relevant jackpot services and licensing agreement and Apricot or PNL or Kova (as defined below) as applicable, the termination provisions of which are summarized above.
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
Prima Networks Limited, Prima Networks Spain PLC and Kova SRL (“PNL/PNS/Kova”) similarly engage Apricot in agreements for the provision of Apricot’s casino and sportsbook software. PNL/PNS/Kova sublicenses the Apricot software to subsidiaries of SGHC, such as Betway. As of March 15, 2022, PNL/PNS/Kova had entered into eleven casino software licensing agreements and five sportsbook software licensing agreements with subsidiaries of SGHC.
The casino software licensing agreements and sportsbook licensing agreements entered into by subsidiaries of SGHC and PNL/PNS/Kova have term and termination rights which are materially similar to those applicable to the casino software licensing agreements and sportsbook licensing agreements with Apricot summarized above.
Other Partnerships, Suppliers and Strategic Collaborations
SGHC’s Betway brand has engaged in key relationships (most of them multi-year) with professional sports teams and leagues around the world, starting with front of shirt sponsorship of the English Premier League’s West Ham United in 2015. Subsequent partnerships have included several football (soccer) teams in other major European and African leagues, major horse racing events, eSports teams and events, major cricket leagues, tennis tournaments and sporting celebrities as brand ambassadors. Many of these arrangements have since been extended well beyond their original terms. Currently, more than 70 brand partnerships are in place with several more actively being negotiated.
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
IMG
IMG is in the business of distributing sports information, data and statistics to third parties. Under our data subscription agreement, IMG agrees to license certain of its content to Betway Limited and provide related technical support services. The content provided under the agreement includes the ATP World Tour, the WTA Tour, the French Open, Wimbledon and the U.S. Open. The agreement also includes the consumption of IMG UFC and Golf scoreboards and data as well as streaming services.
Sales and Marketing
SGHC’s marketing strategy is intended to resonate with customers and to help create a loyal and engaged customer base. Approximately 35% of GGR in 2021 was generated by customers acquired before 2020.

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
In some markets, where the expected returns from doing so are acceptable to management, similar traditional marketing channels are also employed for the larger Spin brands.

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
Paid social media
Paid social media marketing campaigns form a key part of acquisition and retention marketing strategies. Contextually relevant messaging to prospective and existing customers in support of organic social media marketing is enabled by myriad targeting options coupled with deep integrations with social media sites and is aimed at building both awareness of and consideration for the Company’s brands.
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
The principal differentiating factors common to both online sports betting and online casino gaming include the global reach and scale of the business, global branding, advertising and marketing effectiveness, reliability of products and services, breadth and depth of proprietary data science and technology, accurate customer evaluation, meaningful responsible gaming initiatives and related interactions, innovative and effective customer incentives, speed and relevance of customer communication, speed and reliability of deposit and withdrawal mechanisms, ease-of-use of customer- facing software, quality of customer service and an asset-light globally- amortized business model.
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

As an online business with a customer-facing offering, SGHC’s trademark and domain name portfolios are of particular importance to it. As of March 14, 2022, the Company owned two trademark registrations and a single allowed trademark application in the United States and 560 registered trademarks in various non-U.S. jurisdictions as well as 23 trademark applications worldwide. SGHC’s two main brands, namely Betway and Spin, enjoy extensive geographic coverage, with the Betway mark being registered (or applied for) in the U.S. and in 104 other countries; and the Spin Casino mark being registered (or applied for) in 51 countries. As of March 14, 2022, the Company owns approximately 6,000 domain-names.
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
While a portion of the intellectual property that SGHC uses is created by the Company, including its sportsbook offering in certain African countries, the Company has also obtained rights to use intellectual property of third parties through licenses and service agreements with those third parties. By way of example, SGHC has a wide range of sponsorship and other agreements with significant teams and sports organizations spanning a variety of sports, including West Ham United, the Chicago Bulls, the Miami Open Tennis Tournament, G2 Esports and numerous others. In all, there are more than 70 Betway brand partnerships currently in effect. Although the Company believes that these licenses are sufficient for the operation of the business, these licenses typically limit the Company’s use of the third parties’ intellectual property to specific uses and for specific time-periods.
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
SGHC currently benefits from licenses for its online sports betting and online casino products in various jurisdictions in Europe, Africa and the Americas, such as, but not limited to, Belgium, France, Great Britain, Portugal, Alderney, Spain, Germany, Malta, South Africa, Zambia and the Mohawk Territory of Kahnawake. In addition, the Company has entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. DGC USA has secured market access in up to an initial 12 regulated or expected-to-be regulated states in the U.S.
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
Upon consummation of the Business Combination, SEAC and SGHC Limited became wholly-owned subsidiaries of the Company. The following diagram depicts the organizational structure of the Company as of the date of this Report.

SUPER GROUP (SGHC) LIMITED

Super Group (SGHC) Limited (Guernsey)
Directors: N Menashe, R Hasson, A van Wyk, B Dutnall, J Le Poidevin, E Grubman, J Collins
SGHC Limited (Guernsey)
Directors: N Menashe, R Hasson, A van Wyk, B Dutnall, J Le Poidevin
Sports Entertainment Acquisition Corp. (SEAC) (Delaware)
Directors: E Grubman, J Collins
SGHC SA Limited (SA)
(Directors: A van Wyk)

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
SGHC UK Limited	United Kingdom	Head office company	100%
SGHC SA Limited	Australia	Head office company	100%
Webhost Limited	Guernsey	Operational procurement company	100%
Pelion Holdings Limited	Guernsey	Holding company	100%
Lanester Investments Limited	Guernsey	Operational	100%
Seabrook Limited	Gibraltar	Dormant processing entity	100%
Selborne Ltd	Gibraltar	Dormant processing entity	100%
Digimedia Limited	Malta	Licensed (MGA)	100%
AlphaMedia Limited	Malta	Dormant - licensed with the MGA	100%
Digimedia (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Partner Media Limited	Gibraltar	Marketing services	100%
Buffalo Partners Limited	Gibraltar	Affiliate marketing services	100%
Fengari Holdings Limited	Guernsey	Holding company	100%
Baytree Limited	Guernsey	Licensed (KGC)	100%
Bayton (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Bayton Limited	Malta	Licensed (MGA)	100%
Baytree (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
City Views Limited	Guernsey	Operational and owns IP	100%
Pindus Holdings Limited	Guernsey	Holding Company	100%
Kavachi Holdings Limited	Guernsey	Holding Company	100%
Betway Group Limited	Guernsey	Operational services	100%
Marzen Limited	United Kingdom	Holding Company	100%
Sevenvale Limited	Guernsey	Dormant	100%
WinTechnologies Spain Operations, Sociedad Limitada	Spain	Operational back office services	100%
Win Technologies (UK) Limited	United Kingdom	Operational back office services	100%
Betway KZ LLP	Kazakhstan	Dormant	100%
Betway Alderney Limited	Alderney	Dormant - licensed with the AGCC	100%
Topcroyde Limited	Cypress	Holding company and back office services	100%
JALC «Bel-Vladbruvals»	Belarus	Licensed	100%
Funplay Limited	Malta	Starting up - media services	100%
Betway Limited	Malta	Licensed	100%
Betway Spain SA	Ceuta	Licensed	100%
Betbox Limited	Malta	Licensed (MGA)	100%
Yakira Limited	Guernsey	Holding company	100%
GM Gaming Limited	Malta	Licensed (MGA)	100%
GM Gaming Columbia S.A.S.	Columbia	Licensed - in application process	100%
GMBS Limited	Malta	Licensed	100%
GM Gaming (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Gazelle Management Holdings Limited	Guernsey	Holding company	100%
Headsquare (Pty) Limited	South Africa	Headquarter company	100%
Digibay Limited	Nigeria	Licensed	85%
The Rangers Limited	Uganda	Licensed	93%
Sports Betting Group Ghana Limited	Ghana	Licensed	99%
Media Bay Limited	Tanzania	Licensed	99.9%
Emerald Bay Limited	Zambia	Licensed	99.9%
Rosebay Limited	Cameroon	Licensed	100%
Diamond Bay Limited	Rwanda	Licensed	85%

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
Jogos Socialis E Entretenimento, SA	Mozambique	Licensed	88%
Merryvale Limited	Guernsey	IP	100%
BG Marketing Services Limited	United Kingdom	Back office service	100%
Stanworth Development Limited	Guernsey	IP	100%
Tailby Limited	Guernsey	IP	100%
Akova Holdings Limited	Canada	Dormant	100%
Delman Holdings Limited	Canada	Dormant	100%
Hennburn Holdings Limited	Canada	Dormant	100%
DigiProc Consolidated Limited	Guernsey	Holding company	100%
Digiprocessing Consolidated Limited	Guernsey	Holding company	100%
Digiprocessing (Mauritius) Limited	Mauritius	Back office services	100%
Digi2Pay Investments (Pty) Limited	South Africa	Holding company	100%
Digiprocessing Limited	Gibraltar	Processing services	100%
Digiprocessing (Pty) Limited	South Africa	Back office service	100%
Digiprocessing (IOM) Limited	Isle of Man	Back office services	100%
Raging River Trading (Pty) Limited	South Africa	Licensed (WCGB) / software development	100%
Osiris Trading (Pty) Limited	South Africa	Back office services	100%
Raichu Investments (Pty) Limited	South Africa	Holding company	100%
Zuzka Limited	British Virgin Islands	Funding vehicle	100%
Diversity Tech Investments (Proprietary) Limited	South Africa	Holding	100%
Digital Outsource International Limited	United Kingdom	Back office services	100%
DOS Digital Outsource Services Unipessoal LDA	Portugal	Back office services	100%
Wingate Trade (Pty) Limited	South Africa	Operational - licensed reseller	100%
Digital Outsource Services (Pty) Limited	South Africa	Back office services - in liquidation	100%
Haber Investments Limited	Guernsey	Holding	100%
Red Interactive Limited	United Kingdom	Marketing agency	100%
Eastern Dawn Sports (Pty) Limited	South Africa	Gaming Operator - not yet operational	100%
Smart Business Solutions SA	Paraguay	Gaming Operator - not yet operational	100%
CadGroup Limited	Guernsey	Holding company	100%
Cadway Limited	Alderney	Gaming Operator - not yet operational	100%
Cadtree Limited	Alderney	Gaming Operator - not yet operational	100%

D.	Property, Plant and Equipment
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
For purposes of this section, “Super Group Holding Company,” “Super Group,” “SGHC,” “we,” “our,” “us” and the “Company” refer to the Company and all of its subsidiaries prior to the consummation of the Business Combination, unless the context otherwise requires. Super Group (SGHC) Limited is the new combined company in connection with the Business Combination, in which shareholders of SGHC and SEAC exchanged their shares for shares in Super Group (SGHC) Limited.
The financial statements of Super Group (SGHC) Limited for the period from March 29, 2021 (inception) through December 31, 2021 are included in Item 17 of this Report. Results of operations of Super Group (SGHC) Limited have not been included in this section as they have been deemed immaterial.
The following discussion includes information that Super Group’s management believes is relevant to an assessment and understanding of Super Group’s consolidated results of operations and financial condition. Following the consummation of the Business Combination, Super Group and its wholly-owned subsidiaries became wholly-owned subsidiaries of the Company, and Super Group comprises the operations of the Company. References to Super Group or SGHC in the following discussion shall be synonymous with references to the Company following the Business Combination.
The discussion should be read together with the historical audited annual consolidated financial statements of Super Group and its subsidiaries, and the related notes thereto, included elsewhere in this Report. The discussion and review should also be read together with the Company’s unaudited pro forma financial information for the year ended December 31, 2021. See “Pro Forma Condensed Combined Financial Information.”
This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Super Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report.
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
Overview
Super Group is a leading global online sports betting and gaming operator. Super Group’s mission is to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Super Group’s strategy for achieving this is built around three key pillars:

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
Pelion Holdings Limited (“Pelion”) was incorporated as a holding company on April 1, 2020, and shortly thereafter, on May 4, 2020, acquired Lanester Investments Limited (parent of the trading companies within that group (“City Views”)) for a cash consideration. At the time of the incorporation of Pelion the ownership structure was identical to that of Super Group and Pelion was consequently incorporated under Super Group on October 7, 2020, as part of the reorganization. Fengari and Pelion and their subsidiaries are also collectively referred to as Spin.
On September 30, 2020, Pindus purchased 100% of the issued share capital of Yakira Limited (“Yakira”) and Gazelle Management Holdings Limited (“Gazelle”). Yakira and Gazelle and their subsidiaries are entities to which the Betway brand had been licensed for trading in a number of jurisdictions.
Following the conclusion of the reorganization and transactions stated above, Super Group now comprises Pindus, Yakira, Gazelle and Raging River Trading Proprietary Limited (“Raging River”) (collectively analogous with / known as Betway) and Fengari and Pelion (collectively analogous with / known as Spin).
As of the date of this Report, Super Group subsidiaries are licensed in 24 jurisdictions (not including DGC USA’s market access deals in the United States) and manage approximately 4,000 employees. Over the twelve months of 2021, on average, over 2.8 million customers per month have yielded in excess of €3.2 billion in wagers per month. During the period January 1, 2021 to December 31, 2021, total wagers amounted to €38 billion. Super Group’s business generated €1.26 billion ($1.48 billion) on a pro-forma consolidated basis, of net gaming revenue between January 1, 2021 and December 31, 2021 in different geographic regions, including the Americas, Europe, Africa and the rest of the world, such regions accounting for approximately 47%, 11%, 17% and 25%, respectively, of Super Group’s total revenue in 2021.
On January 27, 2022 (the “Closing date”) the Company completed the merger pursuant to the Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) dated April 23, 2021, by and among itself SGHC, the Company, Sports Entertainment Acquisition Corp (“SEAC”), a New York Stock Exchange (“NYSE”) publicly traded special purpose acquisition company based in the United States, Super Group Holding Company Merger Sub, Inc (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of the Company, which will resulted in the public listing of the Group, described in this section and in note 24 to the consolidated financial statements included elsewhere in this annual report.
Prior to the closing date, SGHC shareholders (Pre-Closing Holders) exchanged all issued shares in SGHC for newly issued shares in the Company at an agreed ratio. This ratio resulted in each individual SGHC shareholder maintaining the same ownership percentage in the Company as each shareholder had in SGHC. The transaction was accounted for as a capital reorganization because the Company did not meet the definition of a business under IFRS 3 Business Combinations prior to the capital reorganization. Under a capital reorganization, the consolidated financial statements of the Company reflect the net assets transferred at pre-combination predecessor book values. Following the capital reorganization, SGHC is a wholly owned subsidiary of the Company.
On the Closing date, SEAC merged with and into Merger Sub, with SEAC as the surviving company continuing as a wholly owned subsidiary of the Company and at the effective time of the merger, each share of Class A common stock of SEAC was cancelled and extinguished and converted into the right to receive one ordinary share of no par value of the Company.
What Super Group Does
Super Group’s global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:

•	Betway , a single-brand premier online sports betting offering, and

•	Spin , a multi-brand online casino offering.

Betway is Super Group’s single-brand online sports betting offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. The brand is sports-led
but also offers casino games. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams and leagues worldwide. As of the date of this Report, Betway has more than 70 such arrangements and is actively negotiating for further expansion.
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
SGHC aims to further expand its global footprint through the acquisition of Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”), which holds the exclusive license to use the Betway brand in the United States. On April 7, 2021, SGHC entered into a definitive agreement to acquire DGC, subject to certain regulatory approvals and customary closing conditions. This transaction is expected to close in the second half of 2022. DGC USA has already secured market access in up to an initial 12 regulated or expected-to-be
regulated states in the United States and its acquisition will enable SGHC to penetrate and leverage its capabilities in these new markets. As of the date of this Report, the Betway brand (operated by licensee, DGC USA) is live in 6 US states, being Arizona, New Jersey, Pennsylvania, Indiana, Iowa and Colorado. DGC USA’s subsidiary, DGC VA, received its Temporary Permit to operate in the Commonwealth of Virginia in November 2021 and is expected to launch a Betway-branded sports betting offering in the Commonwealth in the second quarter of 2022. For the remaining 5 states, being Ohio, Kansas, Louisiana, Mississippi and Missouri, as a result of a combination of timing around the introduction of regulations and/or receipt of required licenses and approvals, there is currently no specific timeline for go-live. An agreement is also in place for the provision of an additional casino brand in Pennsylvania.
Following Betway’s global expansion, the Company has, in certain circumstances, licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.
Business Combination, Reorganization and Public Company Costs
On April 23, 2021, SGHC entered into a Business Combination Agreement (the “Business Combination Agreement”) with Sports Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), the Company, SGHC Merger Sub, Inc., and Sports Entertainment Acquisition Holdings LLC (the “Business Combination”). Pursuant to the Business Combination Agreement, subject to the terms and conditions therein, prior to the closing of the Business Combination (the “Closing”), SGHC underwent a pre-closing
reorganization (the “Reorganization”) wherein all existing shares of SGHC were exchanged for newly issued ordinary shares of the Company (“Super Group Ordinary Shares”). SGHC was deemed the accounting predecessor and the combined entity has become the successor registrant with the SEC, meaning that SGHC’s financial statements for previous periods are now disclosed in the Company’s periodic reports filed with the SEC following the consummation of the Business Combination. This transaction closed on January 27, 2022 and is now effective.
While the legal acquirer in the Business Combination is the Company, for financial accounting and reporting purposes under IFRS, SGHC is the accounting acquirer. Under this method of accounting, SEAC is treated as the “acquired” company for financial reporting purposes. For accounting purposes, SGHC is deemed to be the accounting acquirer in the transaction and, consequently, the transaction has been treated as a recapitalization of SGHC. Accordingly, the consolidated assets, liabilities and results of operations of SGHC have become the historical financial statements of the Company, and SEAC’s assets, liabilities and results of operations have been consolidated with SGHC beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of SGHC in future reports. The net assets of SEAC have been recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. See note 24 to the consolidated financial statements included elsewhere in this Report.
Upon consummation of the Business Combination, the most significant change in SGHC’s future reported financial position and results of operations is the decrease in cash and cash equivalents (as compared to SGHC’s balance sheet at December 31, 2021) of €84.0 million after the redemptions. Total direct and incremental transaction costs of SEAC and SGHC are estimated at approximately €55.0 million and have been treated as a reduction of the cash proceeds and allocated between issued capital and transaction expenses. See the section titled “
Pro Forma Condensed Combined Financial Information
.”

As a consequence of the Business Combination, the Company has become the successor to an
SEC-registered
and NYSE-listed company which requires the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Company expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.
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
COVID-19
and these actions have also had a significant impact on SGHC’s business, its suppliers and its customers. The direct impact on SGHC’s business, beyond disruptions in normal business operations, was driven by the suspension, postponement and cancellation of major sports seasons and events. While many sports have since restarted, some have been played on a reduced or uncertain schedule. In addition, with the explosion of first the Delta and then the Omicron variants around the world, the Company cannot be sure whether additional mitigation steps, including shutdowns and forced closures, will occur and limit the number of sports events in the coming months. The ultimate impact of
COVID-19
on SGHC’s financial performance will depend on the length of time that such disruptions exist. Conversely, hard lockdowns, stay-at-home
or
shelter-in-place
orders for the general populace in many jurisdictions accelerated the shift to online commerce, which management believes has benefitted the business in some areas. The extent to which the removal of such restrictions will have lasting effects on the business is not yet known and may take some time to become clear, particularly if subsequent waves of the pandemic lead to the reinstatement of similar restrictions in the future.
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
Based on current trends, SGHC does not expect there to be a long-term negative financial impact from the
COVID-19
pandemic. After an initial sharply negative impact (in online sports betting in particular, where the wholesale cancellation of sporting events led to a significant reduction of wagering during the months of March, April, May and June of 2020) the business recovered and has reverted to levels of growth not significantly different from that which management was expecting prior to the onset of the pandemic. Other than in jurisdictions where
COVID-19-related
restrictions were imposed on online gaming (such as the UK), the online casino business was not negatively impacted at the height of the pandemic but instead benefited from hard lockdowns which management believes resulted in more people looking online for entertainment. The effect of this dissipated somewhat as hard lockdowns ended but the online casino segment nonetheless remains robust in management’s view and growth has again returned to levels in line with pre-pandemic
expectations. Notwithstanding this, the inherent unpredictability of the pandemic and how governments will respond to it mean that management cannot be certain as to whether or not these trends will persist and hence what the long-term effects of the pandemic will be. See the section titled
“Risk Factors — Risks Related to Super Group’s Business —
COVID-19
has affected our business and operations in a variety of ways. The pandemic restrictions may have affected our business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations and a decrease in consumer spending, and it may continue to do so in the future. On the other hand, we cannot assure you that consumers will not decrease online gaming activities as pandemic restrictions are loosened. These cross-currents may have unknown and adverse effects that are impossible for us to predict.”

Comparability of Financial Information
For Years Ended December 31, 2019, December 31, 2020 and December 31, 2021
Owing to the effects of the Business Combination, SGHC’s future results of operations and financial position may not be comparable to historical results. Furthermore, SGHC’s financial years ending December 31, 2019, December 31, 2020, and December 31, 2021, all related years included one or more business acquisitions.
Fengari was deemed to have been acquired on July 26, 2019. Fengari acquired City Views on July 31, 2019. Pelion was deemed to have been acquired on April 1, 2020. Pelion acquired Lanester on May 4, 2020. Yakira and Gazelle were both acquired by Pindus on September 30, 2020. Pindus is the predecessor entity and its results will therefore be reflected in the financial statements prior to July 31, 2019. SGHC was formed on July 6, 2020.
During the year of 2021, SGHC Limited acquired additional businesses, which include mostly back-office and marketing services companies including Webhost Limited (“Webhost”), Partner Media Limited (“Partner Media”), and Buffalo Partners Limited (“Buffalo Partners”) were acquired on April 9, 2021, DigiProc Consolidated Limited (“DigiProc”) was acquired on April 14, 2021, Raichu Investments Proprietary Limited (“Raichu”) was acquired on April 19, 2021.
Raging River was deemed to have been acquired by SGHC SA Proprietary Limited on January 11, 2021.
On September 2, 2021, the Group purchased 100% of the outstanding shares of Smart Business Solutions S.A., a company in the process of applying for a gaming license.
On October 14, 2021 the Group purchased 100% of the outstanding shares of 11908120 Canada Inc. (doing business as TheSpike.gg), a company that provides marketing services.
On December 1, 2021, SGHC purchased 100% of the outstanding shares in Haber Investments Limited (‘Haber’), a company that provides back-office services which supports the operating entities within the Group and Red Interactive Limited (‘Red Interactive’), a company providing marketing services. The acquisitions were accounted for as business combinations under IFRS 3.
Based on these facts, the financial statements for SGHC Limited will consist of:

•	the period from January 1, 2019 to July 30, 2019 will include Pindus and its subsidiaries;

•	the period from July 31, 2019 to March 31, 2020 will include Pindus and its subsidiaries and Fengari and its subsidiaries;

•	the period from April 1, 2020 to December 31, 2020 will include Pindus and its subsidiaries, Fengari and its subsidiaries and Pelion and its subsidiaries;

•
for the period ended to December 31, 2020 SGHC Limited will be included and its subsidiaries, including Pindus and its subsidiaries (from October 1, 2020, inclusive of that date, the latter included Yakira and Gazelle which were both acquired by Pindus on September 30, 2020), Fengari and its subsidiaries and Pelion and its subsidiaries; and

•	for the period ended to December 31, 2021 SGHC Limited will be included and its subsidiaries, including Pindus and its subsidiaries, Fengari and its subsidiaries and Pelion and its subsidiaries;

•	for the period January 11, 2021 to December 31, 2021 SGHC Limited will be included and its newly acquired subsidiary Raging River Trading Proprietary Limited;

•
for the period April 9, 2021 to December 31, 2021 SGHC Limited will be included and its newly acquired subsidiaries of Webhost, Partner Media, and Buffalo Partners, for the period April 19, 2021 to December 31, 2021 it will include the new subsidiary of Raichu and its subsidiaries, and for the period April 14, 2021 to December 31, 2021 it will include the new subsidiary of DigiProc and its subsidiaries; and

•	for the period December 1, 2021 to December 31, 2021 SGHC Limited will be included and its newly acquired subsidiaries of Haber Investments Limited and Red Interactive Limited.
Accordingly, when considering the financial information that follows, the reader should bear in mind, particularly when comparing the Company’s performance in the year ended December 31, 2021 with the performance in the year ended December 31, 2020, with its performance in the year ended December 31, 2019, that only Pindus Holdings and its subsidiaries are included in all three years; that Fengari and its subsidiaries are included for the full year ended December 31, 2020 and 2021, but only a part of the year ended December 31, 2019; and that all of the other acquired entities and their subsidiaries are included only for varying parts of the year ended December 31, 2020 but for the full year ended December 31, 2021, notwithstanding that all entities were acquired as going concerns housing underlying businesses that had all been trading for several years prior to acquisition. The reader should also consider that during the year ending December 31, 2021 that SGHC made several other acquisitions primarily for the provision of back office and marketing services to the Group, as such the revenues generated within these entities are eliminated on consolidation within SGHC, with the exception of Raging River gaming operations. See “ —
 Key Components of Revenue and Expenses
”

later in this section.
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
Pelion was incorporated as a holding company on April 1, 2020, and shortly thereafter, on May 4, 2020, acquired Lanester. At the time of incorporation of Pelion on April 1, 2020, the ownership structure and holdings percentages of Pelion were identical to those which were acquired by SGHC on October 7, 2020. The Company believes that the combination including Pelion with the Company should be deemed to have occurred on April 1, 2020, with acquisition by the Company of Lanester on May 4, 2020, accounted for as a business combination on that date.

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
Acquisition of Raging River
On January 11, 2021, Pindus, a subsidiary of SGHC entered into an option agreement with the shareholders of Raging River, pursuant to which it acquired the entire issued share capital of Raging River for a cash consideration. The option period was for the period commencing on the date of the Agreement (January 11, 2021) and ending on December 31, 2025. Pindus exercised the option on April 8, 2021. Pindus nominated SGHC SA under option to purchase 100% of share capital in Raging River. On January 11, 2021, pursuant to the share transfer SGHC SA gained control of Raging River.
Other acquisitions
On April 9, 2021, SGHC entered into an agreement to acquire Webhost, a company providing procurement services to SGHC; City Views a subsidiary of SGHC also entered into agreements to acquire Partner Media and Buffalo Partners, both companies providing marketing services to SGHC. On April 14, 2021 and April 19, 2021 SGHC entered into agreements to acquire DigiProc and Raichu respectively, with both entities providing back-office administrative services to SGHC. On December 1, 2021, SGHC entered into an agreement to acquire both Haber Investments Limited for the provision of back-office services and Red Interactive Limited for the provision of marketing services to the Group. These agreements were for cash considerations.
See also the section titled “ —
Business Combination, Reorganization and Public Company Costs
.”
Key Factors Affecting Operating Results
SGHC believes that its performance and future success depend on several factors that present significant opportunities for SGHC but also pose risks and challenges, including those discussed below and in the section titled “
Risk Factors — Risks Related to Super Group’s Business
.” SGHC’s financial position and results of operations depend to a significant extent on the following factors:
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
While SGHC is continuing to assess the efficiency of its marketing activities, the Company’s knowledge obtained over its operating history and the relative novelty of the online casino and sports wagering industries in certain markets or geographic regions makes it difficult for the Company to predict when it will achieve its longer-term profitability objectives.
Industry Trends and Competitive Landscape
SGHC operates within the global entertainment, betting and gaming industries, which are comprised of diverse products and offerings that compete for consumers’ time and disposable income. As the Company prepares to enter new jurisdictions, it expects to face significant competition from other established industry players, some of which may have access to more resources and/or may have more experience in online casino and sports wagering in these jurisdictions. In existing jurisdictions the Company also expects to face significant competition from existing competitors and new entrants, while in both new and existing jurisdictions ancillary product categories such as daily fantasy sports, casual games and financial services (where products are evolving over time to include “gamification” features that often closely resemble gambling) will also increase competitive pressure.
Legalization, Regulation and Taxation
SGHC’s growth depends on expanding its activities in existing markets, as well as on successfully entering new markets and new geographies around the world. Management believes that incremental legalization and regulation of online casino and sports wagering, derived from governments’ desire to protect consumers and increase tax revenues, will create global opportunities for the Company to expand into newly regulated markets worldwide. For example, in the United States online sports wagering’s prospects were made possible after the United States Supreme Court repealed PASPA in May 2018, as unconstitutional, which had the effect of lifting federal restrictions on sports betting and thereby allowing states to determine the legality of such commercial activities. As another example, the Canadian Parliament recently passed legislation allowing provinces to regulate single-game wagering within each province. SGHC’s strategy is to monitor closely changes in regulations that enable expansion of existing markets or entry into new markets, and seize such opportunities in a financially prudent manner. The rate in which existing and new jurisdictions undergo regulatory changes, and online casinos and sports wagering markets expand (in the case of existing markets) or become legal (in the case of new ones), will impact the prospects and pace of SGHC’s growth, as it continues to expand its global footprint.

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
Managing Wagering Risk
The online casino gaming and online sports wagering businesses are characterized by an element of chance. Accordingly, SGHC employs theoretical win rates and probability distributions to estimate what a certain type of online casino wager or online sports wager, on average, will win or lose in the long run. Revenue is impacted by variations in the hold percentage (the ratio of Net Revenue over Accepted Purchases) with respect to the online casino and online sports wagering that SGHC offers to its customers. SGHC uses the hold percentage as an indicator of an online casino game’s or online sports wager’s performance against its expected outcome. Although each online casino wager or online sports wager generally performs within a defined statistical range of outcomes in the long run, actual outcomes may vary for any given period, particularly in the short term.
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
As a result of the variability in these factors, the actual win rates on the Company’s online casino games and online sports wagers may differ from the theoretical win rates it has estimated and could result in the winnings of its online casino games or sports betting customers exceeding those anticipated. The variability of win rates (hold percentages) also has the potential to adversely affect the Company’s business, financial condition, results of operations, prospects and cash flows. See “
Risk Factors — Risks Related to Super Group’s Business — Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us
.”
Technology and Products
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
Management believes that some of the growth of the Company has been achieved due to this approach but cannot be certain that this will be replicated in future. While the Company has derived much experience from the diverse requirements of the 24 jurisdictions in which it already holds licenses, there can be no certainty that such experience will be of any assistance in further new markets, or that the Company will be able to achieve suitable product-market fit in future new markets, either by way of customizing existing product or sourcing additional new products.
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
activities.
Key Components of Revenue and Expenses
When considering the financial information that follows, the reader should bear in mind when comparing the Company’s performance in the year ended December 31, 2020, with its performance in the year ended December 31, 2019, that Pindus and its subsidiaries are included in full in both years; that Fengari and its subsidiaries are included for the full year ended December 31, 2021 as well as year ended December 31, 2020, but only part of the year ended December 31, 2019; and that all of the other acquired entities and their subsidiaries are included only for varying parts of the year ended December 31, 2020 but full year for the year ended December 31, 2021, notwithstanding that all entities were acquired as going concerns housing underlying businesses that had all been trading for several years already.
The acquisitions during the year ended December 31, 2021 were mainly for the provision of back office and marketing services and the revenues generated within these group of companies is eliminated on consolidation within SGHC, with the exception to Raging River which has gaming operations.
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
The following tables have been prepared on a pro forma consolidated comparable full-year basis, which is to say that they have been prepared as if all of the entities acquired by the Company during the course of 2019, 2020 and 2021 had instead been owned by the Company from January 1, 2019, and show SGHC’s pro forma average MAC over the average for the year of 2019, 2020 and 2021 and associated year-on-year
growth rates. MAC numbers were significantly negatively impacted in the first 6 months of 2020 by the
COVID-19
pandemic, particularly due to the cancellation of sporting events and resulting sharp reduction in sports betting activity between March and June 2020. Accordingly, the year-on-year
growth rate shown below for 2021 as compared to 2020 is likely to be somewhat higher than that which would have been the case in the absence of the
COVID-19
pandemic.

Average MAC for 12-month periods ending
	Value millions	Growth millions	%
December 2019	1.30	—	—
December 2020	2.11	0.81	62%
December 2021	2.74	0.62	29%
SGHC intends to pursue MAC growth in current and potential markets but also, particularly in regions such as the United States, where the Company aims to focus its efforts on expanding its global footprint.
Revenue
SGHC generates revenue through income earned from online gaming activities, comprising online casino games and sports betting, plus fees from brand licensing agreements. SGHC’s revenue from casino games and sports betting (“Net Gaming Revenue”) is the sum of amounts won from customers by the sportsbook and casino, less certain customer incentives, and adjusted for the fair market value of gains and losses on open betting positions. SGHC’s revenue is recognized net of adjustments for utilized customer incentives and VAT and GST in countries where these taxes are applicable. SGHC’s revenue is therefore calculated as revenue from casino games and sports betting plus fees from brand licensing agreements minus utilized customer incentives adjustments minus VAT minus GST.
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
Direct and Marketing Expenses
Marketing expenses
are broken out into the following marketing channels: acquisition and retention marketing, search optimization and digital, “affiliates” marketing, and brand marketing or sponsorships. This item also includes compensation, commissions and benefits, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.
Direct expenses
consist primarily of costs relating to fraud, and merchant and processing costs relating to customer deposits and withdrawals. The operating expense group also includes costs relating to royalties paid to content and product providers. Operating expenses also include taxes paid on gaming and sports betting activities in jurisdictions with a gaming tax regime and other operational irrecoverable value added taxes and withholding taxes. Also included are personnel costs, including executive salaries, bonuses and benefits as well as rental, rates and levies and certain office-related and travel expenses. Exchange rate adjustment and restatements are included under this item.
General and Administrative Expenses
General and administrative expenses
include professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies. Administrative expenses also include technology-related expenses relating to subscriptions, operational software, domain management and license costs. Expenses paid to outsource services providers are also included under this item.
Depreciation and Amortization
Depreciation and amortization
is provided on property and equipment over the estimated useful lives on a straight-line basis. Depreciation and amortization also include the amortization of intangible assets as well as right of use assets written off on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the loss from operations.
Finance Expense (Income)
Finance expenses consists primarily of interest paid in respect of loans payable.
Finance income consists primarily of interest received in respect of loans receivable.
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

Results of Operations
Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Pelion and Fengari together house the SGHC business and brands collectively known as Spin, while Pindus (including Raging River, Yakira and Gazelle) houses the business known as Betway.
Various operating and marketing companies were purchased during the year ended December 2021. See “
— Comparability of Financial Information — For Years Ended December 31, 2019, December 31, 2020 and December 31, 2021.
” The acquisitions were accounted for as business combinations in accordance with IFRS 3.
The revenue generated by these newly acquired outsource service and marketing entities is through contracted services provided to SGHC Group companies. This revenue eliminates on consolidation. Costs associated with these operating and marketing entities are allocated to each reporting segment using a direct cost allocation method.

The following table sets forth SGHC’s historical consolidated results of operations for the annual periods indicated:

(Euro in thousands)	Super Group	Betway	Spin	Head Office Costs
For the year ended December 31, 2021
Revenue	1,320,658	687,752	632,906	—
Direct and marketing expenses	(896,494)	(511,708)	(381,223)	(3,563)
Other operating income	8,042	5,090	587	2,365
General and administrative expenses	(149,859)	(71,550)	(57,678)	(20,631)
Depreciation and amortization expense	(83,560)	(49,528)	(33,107)	(925)
Profit from operations	198,787	60,056	161,485	(22,754)
Finance income	1,312	977	197	138
Finance expense	(6,370)	(5,712)	(514)	(144)
Gain on derivative contracts	15,830	—	15,830	—
Gain on bargain purchase	16,349	11,500	4,849	—
Profit before taxation	225,908	66,821	181,847	(22,760)
Income tax (expense)/benefit	9,970	10,647	(429)	(248)

Profit for the year	235,878	77,468	181,418	(23,008)

(Euro in thousands)	Super Group	Betway	Spin	Head Office Costs
For the year ended December 31, 2020
Revenue	908,019	394,525	513,494	—
Direct and marketing expenses	(612,689)	(310,547)	(302,058)	(84)
General and administrative expenses	(114,538)	(38,984)	(71,082)	(4,472)
Depreciation and amortization expense	(55,407)	(24,602)	(30,804)	(1)
Profit from operations	125,385	20,392	109,550	(4,557)
Finance income	257	129	128	—
Finance expense	(10,991)	(10,275)	(716)	—
Gain on bargain purchase	34,995	17,508	17,487	—
Profit before taxation	149,646	27,754	129,449	(4,557)
Income tax (expense)/benefit	(429)	(2,152)	1,530	193

Profit for the year	149,217	25,602	127,979	(4,364)

Revenue

(Euro in thousands)	Super Group	Betway	Betway Support Companies	Pindus Group	Raging River	Yakira Group	Gazelle Group	Spin	Spin Support Companies	Fengari Group	Pelion Group	Yakira Group
For the year ended December 31, 2021					Acquired Jan 11
Online casino	858,726	228,802	—	198,874	—	5,696	24,232	629,924	—	563,181	64,116	2,627
Sports betting	387,182	385,368	—	204,888	110,775	3,523	66,182	1,814	—	1,814	—	—
Brand licensing 1	71,052	71,052	63,546	30,319	(7,592)	(499)	(14,722)	—	—	—	—	—
Other	3,698	2,530	2,134	396	—	—	—	1,168	1,168	—	—	—
Total Group revenue	1,320,658	687,752	65,680	434,477	103,183	8,720	75,692	632,906	1,168	564,995	64,116	2,627
For the year ended December 31, 2020						Acquired Sept 30	Acquired Sept 30				Acquired May 4
Online casino	683,404	172,093	—	164,415	—	2,369	5,309	511,311	—	450,940	60,371	—
Sports betting	161,373	161,080	—	141,910	—	666	18,504	293	—	293	—	—
Brand licensing	63,242	61,352	—	63,205	—	(127)	(1,726)	1,890	—	—	1,890	—
Other	—	—	—	—	—	—	—	—	—	—	—	—
Total Group revenue	908,019	394,525	—	369,530	—	2,909	22,087	513,494	—	451,233	62,261	—

1
Brand license revenue is now denoted under Betway support companies as a result of internal restructure whereby Merryvale Limited, the company that licenses the Betway brand was sold from under the Pindus structure to a support structure. This revenue is comparable to brand license revenue under Pindus in 2020. The negative amounts are amounts paid on internal brand license software agreements which eliminates consolidation.

SGHC’s total revenue was €1,321 million for the year ended December 31, 2021, an increase of €412.6 million or 45.4% compared to €908 million for the year ended December 31, 2020, due to the additional revenue contributed by the acquisition of Raging River which contributed to 8.4% of the total revenue, as well as strong organic growth in most markets in both the sportsbook and casino products.
Betway
Revenue for the Betway segment increased by €293.2 million or 74.3% to €687.8 million for the year ended December 31, 2021, compared with €394.5 million for the year ended December 31, 2020. There was a slight increase in Brand Licensing revenue of €9.7 million or 15.8% to €71.1 million for the year ended December 31, 2021, compared with €61.4 million for the year ended December 31, 2020. Brand license fees are a recovery against sponsorship marketing spend, which increased during 2021.
Sports net gaming revenue for the Betway segment increased by €224.3 million or 139.2% to €385.4 million for the year ended December 31, 2021, compared to €161.1 million for the year ended December 31, 2020. The growth into 2021 was largely due to sports being closed at the height of the COVID-19 pandemic and reopened in H2 of 2020. 2020 sports revenues were severely impacted. Sports revenues recovered after sports were reopened in H2 of 2020, giving rise to the higher percentage growth in 2021.
Sports net gaming revenue for Pindus increased by €63.0 million or 44.4% to €204.9 million for the year ended December 31, 2021, compared with €141.9 million for the year ended December 31, 2020. This was mainly due to a full year sporting events calendar for the year ended December 31, 2021 compared to 8 months of sporting activity for the year ended December 31, 2020 due to the global shut down on sports for the months of March, April, May and June. Sports revenue contributes to 47.2% of the Pindus Group’s revenue.
Casino net gaming revenue for Pindus increased by €34.5 million or 21.0% to €198.9 million for the year ended December 31, 2021, compared with €164.4 million for the year ended December 31, 2020. Despite the regulatory changes in Germany, casino revenue grew as a result of the full sports calendar for the year ended December 31, 2021, which had a positive impact on casino acquisition through the cross play from the sports products. Casino net gaming revenue contributes 45.8% of the total Pindus Group’s revenue.
The slow growth in sports revenue during the year ended December 2020 and the reduction in casino revenue were due in part to stricter regulations introduced in the United Kingdom, Sweden and Germany, and also due to the impact of the COVID-19 pandemic,
as the cancellation of sporting events in the months of March to June, 2020, led to a general reduction in new customer acquisition for Betway (Pindus) across Betway’s entire product portfolio over that period, together with a significant reduction in sports wagering.

Additional sports net gaming revenue was derived from the acquisition of Yakira and Gazelle on September 30, 2020, adding a further €19.2 million or 11.9% of aggregate sports net gaming revenue in the year ended December 31, 2020, and contributing €69.7 million or 18.0% of aggregate sports net gaming revenue in the year ended December 31, 2021. The increase is due to a full calendar year’s worth of revenue.
Additional casino net gaming revenue was derived from the acquisition Yakira and Gazelle, adding another €29.9 million or 13.1% of aggregate casino net gaming revenue in the year ended December 31, 2021, taking the total to €228.8 million for the year ended December 31, 2021.
Spin
Revenue for the Spin segment increased by €119.4 million or 23.3% to €632.9 million for the year ended December 31, 2021, compared with €513.5 million for the year ended December 31, 2020.
Revenue for Fengari increased by €113.8 million or 25.2% for the year ended December 31, 2021, to €565.0 million compared with €451.2 million for the year ended December 31, 2020. European markets saw a decline due to the closing of Netherlands and changes in regulation for Germany. Casino net gaming revenue in Fengari increased by €112.2 million or 24.9%, resulting in casino net gaming revenue of €563.2 million for the year ended December 31, 2021, compared with €450.9 million, for in the year ended December 31, 2020. The growth in revenue is largely attributable to increased TV campaigns as well as increased purchases and returning customers in regions that locked down for periods of time during the year to December 31, 2021 due to the regional COVID pandemic regulations.
Revenue for Pelion increased marginally by €1.9 million or 3.0% for the year ended December 31, 2021, to €64.1 million compared with €62.3 million for the year ended December 31, 2020. This is mainly due to the fact that the year ended December 31, 2020, comprised of only 8 months of revenue for Pelion following the acquisition of Lanester Investments Limited on May 4, 2020.
The Betway segment (comprising Pindus, Raging River, Yakira and Gazelle) contributed €687.8 million or 52.1% of total revenue and the Spin segment (comprising Fengari, Yakira and Pelion) contributed €632.9 million or 47.9% of total revenue of €1,321 million in the year ended December 31, 2021.

Direct and Marketing Expenses

(Euro in thousands)	Super Group	Betway	Betway Support Companies	Pindus	Raging River	Yakira	Gazelle	Spin	Spin Support Companies	Fengari	Pelion	Yakira	Heas Office Costs
For the year ended December 31, 2021					Acquired Jan 11
Direct Expenses	425,275	197,048	2,041	137,083	26,090	5,874	25,960	227,904	2,195	212,400	11,690	1,618	323
Gaming tax, license costs and other tax	48,800	43,517	—	19,451	9,496	3,108	11,462	5,106	1	20,267	(16,255)	1,093	177
Processing & Fraud Costs	173,619	93,913	2,041	67,763	11,666	975	11,468	79,561	2,194	68,943	8,277	146	146
Royalties	202,856	59,618	—	49,869	4,928	1,791	3,030	143,237	—	123,190	19,668	379	—
Operational costs	120,935	110,538	19,241	72,636	10,311	1,941	6,409	7,160	2,845	2,616	1,654	46	3,237
Staff related expenses	79,885	73,814	19,729	44,176	6,791	1,128	1,990	3,288	2,309	473	483	23	2,784
Other operational costs	36,126	31,217	577	24,310	3,550	388	2,392	3,808	780	1,795	1,195	39	1,100
Costs relating to currency movements and financing expenses	4,924	5,507	(1,065)	4,150	(30)	425	2,027	64	(244)	348	(24)	(16)	(647)
Marketing Expenses	350,284	204,122	25,003	133,029	22,378	3,921	19,791	146,158	—	136,525	9,257	376	4
Direct and marketing expenses	896,494	511,708	46,285	342,748	58,779	11,736	52,160	381,222	5,040	351,541	22,601	2,040	3,564

For the year ended December 31, 2020						Acquired Sept 30	Acquired Sept 30				Acquired May 4
Direct Expenses	297,927	113,377	—	104,036	—	1,529	7,812	184,550	—	164,496	20,054	—	3,184
Gaming tax, license costs and other tax	33,969	28,375	—	24,816	—	874	2,685	5,594	—	4,671	923	—	—
Processing & Fraud Costs	99,323	1,832	—	39,091	—	230	2,511	57,491	—	50,813	6,678	—	—
Royalties	164,635	43,170	—	40,129	—	425	2,616	121,465	—	109,012	12,453	—	—
Operational costs	67,895	58,999	—	57,566	—	488	945	5,713	—	4,816	897	—	3,184
Staff related expenses	47,158	46,793	—	46,239	—	173	381	327	—	327	—	—	38
Other operational costs	19,141	16,266	—	15,871	—	140	255	(270)	—	(513)	243	—	3,145
Costs relating to currency movements and financing expenses	1,596	(4,060)	—	(4,544)	—	175	309	5,656	—	5,002	654	—	(0)
Marketing Expenses	246,867	138,172	—	132,886	—	1,033	4,253	108,695	—	98,671	10,024	—	—
Direct and marketing expenses	612,689	310,548	—	294,488	—	3,050	13,010	298,958	—	267,983	30,975	—	3,184
SGHC’s total marketing expenditure increased by €103.4 million or 41.9% for the year ended December 31, 2021, to €350.3 million compared with €246.9 million for the year ended December 31, 2020.
The overall marketing expenditure to Net Gaming Revenue ratio for the years ended December 31, 2021 and 2020 was 26.5% and 27.2%, respectively.
For the overall cost base of SGHC, direct expenses which is a variable cost, and which varies due to the increase or decrease of revenue forms 47.4% of the total direct and marketing expenses during the year ended December 31, 2021 and formed 59.7% of the total direct and marketing expenses during the year ended December 31, 2020. The percentage reduction is mainly due to some tax relief in certain countries as a
COVID-19
measure.
Operational costs were 13.5% of the direct and marketing expenses base during the year ended December 31, 2021, and 11.1% during the year ended December 31, 2020. The increase was mainly due to the impact of certain currency movements as well as additional resourcing around the listing and regulatory requirements.
Betway
Marketing expenditure in the Betway segment increased by €66.0 million or 47.7% for the year ended December 31, 2021, to €204.1 million compared with €138.2 million for the year ended December 31, 2020. This was attributable to both the normalisation of the sporting events around the world during 2021 following the global cancellations of major sporting leagues and events due to
COVID-19
lockdowns during the year ended December 31, 2020, and a full year of costs for Yakira and Gazelle for the year ended December 31, 2021 versus 3 months in the prior year. In addition, the costs associated with Raging River, which was acquired during January 2021, contributing 11.0% of Betway segment marketing spend for the year ended December 31, 2021, were not included in the 2020 financial year.
Direct expenditure in the Betway segment increased by €83.7 million or 73.8% in the year ended December 31, 2021, to €197.1 million compared with €113.4 million for the year ended December 31, 2020, attributable to the impact of the increase in revenue on:

•
gaming tax and license costs, which is typically directly related to revenue increased by €15.1 million or 53.4% to €43.5 million for the year ended December 31, 2021, compared to €28.4 million for the year ended December 31, 2020;

•
processing and fraud costs increased by €52.1 million or 124.5% to €93.9 million for the year ended December 31, 2021, compared to €41.8 million for the year ended December 31, 2020. These costs increased as a result of increased client deposits as well as increased foreign currency exposure on processing in weaker currencies;

•
royalty costs, which are directly linked to casino revenue increased by €16.4 million or 38.1% to €59.6 million for the year ended December 31, 2021, compared to €43.2 million for the year ended December 31, 2020; and

•
the increase due to the acquisition of Yakira and Gazelle, which only contributed 3 months of expenses during 2020 but was part of the Betway Segment for the full year ended December 31, 2021. Direct expenses also increased due to the acquisition of Raging River which contributed to 13.2% of direct expenses for the year ended December 31, 2021.

Operational costs in the Betway segment increased by €51.5 million or 87.4% in the year ended December 31, 2021, to €110.5 million compared with €59 million for the year ended December 31, 2020, attributable to the following:

•
Staff related expenses increased largely because of increased staff employed in the areas of responsible gaming, AML and compliance in line with the Company’s goals and strategies, resulting in an increase of €27.0 million or 57.7% to €73.8 million for the year ended December 31, 2021.

•	Other operational costs increased primarily as a result of increased sportsfeed costs for a full year, due to increased sports revenues.

Spin
Marketing expenditure in the Spin segment increased by €37.5 million or 34.5% for the year ended December 31, 2021, to €146.2 million compared with €108.7 million for the year ended December 31, 2020, due to the increase in affiliate marketing spend calculated on a revenue share basis which is directly related to the increase in Spin Segment revenue, as well as increased TV marketing campaigns.
Direct expenses in the Spin segment increased by €37.6 million or 18.8% for the year ended December 31, 2021, to €227.9 million compared with €190.3 million for the year ended December 31, 2020. This is mainly attributable to the following:

•
inclusion of a full year of costs for Pelion, which from the table looks to have decreased, this is due to an internal restructure where Digimedia was sold from Pelion to Fengari with a transfer of provisions;

•
processing and fraud costs increased by €22.1 million or 38.3% to €79.6 million for the year ended December 31, 2021, compared to €57.5 million for the year ended December 31, 2020. These costs increased as a result of increased client deposits as well as increased foreign currency exposure on processing in weaker currencies;

•
royalty costs, which are directly linked to casino revenue increased by €21.8 million or 17.9% to €143.2 million for the year ended December 31, 2021, compared to €121.5 million for the year ended December 31, 2020; and

•	some head office costs which were previously provided from outside the Super Group for the year ended December 31, 2021.
General and Administrative Expenses

(Euro in thousands)	Super Group	Betway	Betway Support Companies	Pindus Group	Raging River	Yakira Group	Gazelle Group	Spin	Spin Support Companies	Fengari Group	Pelion Group	Yakira Group	Other
For the year ended December 31, 2021					Acquired Jan 11
Outsource Costs 1	88,859	38,860	(21,804)	40,135	8,313	2,195	9,841	50,180	(23,940)	64,463	10,062	(405)	(1)
Technical/ Infrastructure Expenses	20,199	15,510	1,491	12,916	585	122	396	3,077	179	2,124	769	5	1,612
Other administrative costs	40,801	17,360	1,203	9,936	1,322	1,089	3,810	4,421	63	2,909	1,217	232	19,020
General and administrative expenses	149,859	71,550	19,110	62,987	10,220	3,406	14.047	57,678	(23,698)	69,496	12,048	(168)	20,631

For the year ended December 31, 2020						Acquired Sept 30	Acquired Sept 30				Acquired May 4
Outsource Costs 1	86,506	19,128	—	16,501	—	1,359	1,268	67,378	—	8,353	59,025	—	(0)
Technical/ Infrastructure Expenses	9,173	8,638	—	8,558	—	19	61	535	—	198	336	—	1
Other administrative costs	18,859	11,218	—	10,834	—	(260)	644	7,641	—	451	2,719	—	4,471
General and administrative expenses	114,538	38,984	—	35,893	—	1,118	1,973	75,554	—	9,002	62,080	—	4,472

1
Outsource costs: the support companies show income derived primarily from internal contracts between operating entities for the provision of providing outsourcing functions and is eliminated on consolidation, however due to not all entities being included in the Group for the full year, there are still amounts that have not eliminated in the current period.

SGHC’s general and administrative expenses increased by €35.3 million or 30.8% for the year ended December 31, 2021, to €149.9 million compared with €114.5 million for the year ended December 31, 2020.
Betway
In the Betway (Pindus, Yakira, Gazelle and Raging River) segment, general and administrative expenditure saw an increase of €32.6 million or 83.5% for the year ended December 31, 2021, to €71.6 million compared with €39 million for the year ended December 31, 2020. Outsource fees increased by €20 million or 102.2% to €38.7 million for the year ended December 31, 2021, partly due to the acquisition of Raging River on January 12, 2021 which added 21.5% to the overall outsource costs value for 2021. It is also due to the fact that both Yakira and Gazelle had 12 month of fees included in the year ended December 31, 2021 in comparison to the 3 months during the year ended December 31, 2020.
Technology and infrastructure costs increased by €6.9 million or 79.5% to €15.5 million for the year ended December 31, 2021, primarily due to:

•	the cost of provisioning technology for enabling all staff to work from home due to the COVID-19 pandemic; and

•	the move of the entire business to a cloud-based solution to ensure that staff could function in a hybrid working environment.
Spin
In the Spin segment general and administrative expenses decreased by €17.9 million or 23.7% to €57.7 million for the year ended December 31, 2021 compared to €75.6 million for in the year ended December 31, 2020. This decrease is mainly due to the acquisition of the outsourcing companies which provide support and back-office services to entities generating the net gaming revenue. The internal contract creates an outsource fee income, which prior to the acquisitions, was not included in the general and administrative expenses. The Spin segment’s technology and infrastructure costs increased by €2.5 million or 475.1% to €3.1 million for the year ended December 31, 2021 compared to €0.5 million for the year ended December 31, 2021. This is also due to increased strategies to enhance the efficiencies and security around the work-force.
Depreciation and Amortization
Depreciation and amortization expenditure increased by €28.2 million or 50.9% to €83.6 million for the year ended December 31, 2021, compared to €55.4 million the year ended December 31, 2020. This was mainly due to an increase in the amortization of intangible assets such the amortization on the marketing analytical know how and acquired technology as well as an increase in capitalized internally developed software intended for the automation of responsible gaming and anti-money laundering components of customer-facing websites and apps.
Betway
Depreciation and amortization expenditure for Betway segment increased by €24.9 million or 101.3% to €49.5 million for the year ending December 31, 2021, in comparison to €24.6 million for the year ended December 31, 2020. This increase is mainly due to the increase in the amortization of the intangible assets due to the 2020 acquisitions.
Spin
Depreciation and amortization expenditure for Spin segment increased by €2.3 million or 7.5% to €33.1 million for the year ending December 31, 2021, in comparison to €30.8 million for the year ended December 31, 2020. The primary reason for the increase is as a result of increased internally developed assets during 2021.

Finance Expense
Finance expenditure relates primarily to the Betway Segment, which saw a decrease of €4.6 million or 44.4% to €5.7 million in the year ended December 31, 2021, compared with €10.3 million for the year ending December 31, 2020, driven by the novation of a loan facility with Bellerive Global Services Limited on June 30, 2021.
Income Tax Expense/Benefit
Income tax expense/benefit primarily relates to Betway, which moved into a tax benefit position for the year ended December 31, 2021 of €10.6 million, due to the recognition of the deferred tax assets recognized on assessed losses amounting to €26.9 million, offset by the additional tax expenses of €10.6 million with the acquisition of Raging River.
Net Profit
SGHC’s total profit for the year ending December 31, 2021, was €235.9 million and €149.2 for the year ending December 31, 2020 which was an increase of €86.7 million or 58.1%. This not only relates to increased revenues, but also a gain on bargain purchases for the new acquisitions in 2021, as well as gains on derivative contracts.
Betway segment’s profit increased by €51.9 million for the year or 202.6% to €77.5 million for the year ending December 31, 2021, from €25.6 million for the year ended December 31, 2020.
Spin segment’s profit increased by €53.6 million for the year or 41.9% to €181.6 million for the year ending December 31, 2021, from €128.0 million for the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
The following table sets forth SGHC’s historical consolidated results of operations for the annual periods indicated:

(Euro in thousands)	For the year ended December 31, 2020							For the year ended December 31, 2019
		Spin		Betway Licensed			Betway		Betway	Spin
	SGHC	Pelion	Fengari	Yakira	Gazelle	SGHC (Head Office)	Pindus	SGHC	Pindus	Fengari
	For the year ended December 31, 2020	Period from May 4, 2020 through December 31, 2020	For the year ended December 31, 2020	Period from October 1, 2020 through December 31, 2020	Period from October 1, 2020 through December 31, 2020	Period from July 6, 2020 through December 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2019	Period from August 1, 2019 through December 31, 2019
Revenue	908,019	60,958	452,536	2,908	22,087	—	369,531	476,040	346,016	130,025
Direct and marketing expenses	(612,689)	(30,975)	(271,083)	(3,051)	(13,011)	(84)	(294,486)	(430,984)	(346,959)	(84,025)
General and administrative expenses	(114,538)	(9,003)	(62,079)	(1,117)	(1,974)	(4,472)	(35,893)	(69,967)	(45,782)	(24,184)
Depreciation and amortization expense	(55,407)	(6,576)	(24,228)	(319)	(3,532)	(1)	(20,751)	(30,460)	(19,772)	(10,689)
Profit/(loss) from operations	125,385	14,404	95,146	(1,580)	3,570	(4,556)	18,401	(55,371)	(66,497)	11,127
Finance income	257	10	119	1	92	—	36	158	44	114
Finance expense	(10,991)	(637)	(80)	(17)	(70)	(0)	(10,188)	(7,735)	(7,733)	(2)
Gain on bargain purchase	34,995	17,487	—	—	17,507	—	—	45,331	—	45,331
Profit/(loss) before taxation	149,646	31,265	95,185	(1,595)	21,098	(4,556)	8,249	(17,617)	(74,186)	56,571
Income tax expense	(429)	962	568	48	(1,561)	193	(639)	(333)	(767)	434
Profit/(loss) for the year	149,217	32,227	95,754	(1,547)	19,537	(4,363)	7,610	(17,950)	(74,953)	57,004

Revenue

(Euro in thousands)		Spin		Betway Licensed		Betway		Betway	Spin
	SGHC	Pelion	Fengari	Yakira	Gazelle	Pindus	SGHC	Pindus	Fengari
	For the year ended December 31, 2020	May 4 through to December 31, 2020	For the year ended December 31, 2020	October 1, through to December 31, 2020	October 1 through to December 31, 2020	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2019	August 1 through to December 31, 2019
Online casino (2)	683,404	59,069	452,242	2,369	5,309	164,415	296,287	166,894	129,393
Sports betting (2)	161,373	—	293	666	18,503	141,910	137,036	136,405	631

Net Gaming Revenue	844,777	59,069	452,535	3,035	23,812	306,325	433,323	303,299	130,024
Brand licensing (3)	63,242	1,890	—	(127)	(1,726)	63,205	42,717	42,717	—

Revenue	908,019	60,958	452,535	2,908	22,087	369,530	476,040	346,016	130,024
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

(Euro in thousands)	For the year ended December 31, 2020				For the year ended December 31, 2019
	SGHC	Spin	Betway Licensed	Betway	SGHC	Betway	Spin
Online casino (2)	683,404	511,311	7,678	164,415	296,287	166,894	129,393
Sports betting (2)	161,373	293	19,170	141,910	137,036	136,405	631
Net Gaming Revenue	844,777	511,604	26,848	306,325	433,323	303,299	130,024
Brand licensing (3)	63,242	1,890	(1,853)	63,205	42,717	42,717	—

Revenue	908,019	513,494	24,995	369,530	476,040	346,016	130,024

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
Non-GAAP Financial
Information
EBITDA
This Annual Report on Form
20-F
includes EBITDA, which is
a non-GAAP company-specific
performance measure that SGHC uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit for the period before depreciation, amortization, finance income, finance expense and tax expense/benefit.
Adjusted EBITDA
This Annual Report on Form
20-F
includes Adjusted EBITDA, which is
a non-GAAP company-specific
performance measure that SGHC uses to supplement the Company’s results presented in accordance with IFRS. Adjusted EBITDA is defined as EBITDA before gain on bargain purchase, gain on derivative contract, and transaction costs related to the SPAC transaction. SGHC believes that Adjusted EBITDA is useful in evaluating the Company’s operating performance as it is similar to measures reported by the Company’s public competitors and is regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.
Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. SGHC compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net profit to Adjusted EBITDA below and not rely on any single financial measure to evaluate SGHC’s business.
The table below presents SGHC’s Adjusted EBITDA reconciled to the Company’s profit / (loss) for the year, the closest IFRS measure, for the periods indicated:

(Euro in thousands)	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Profit for the year	235,878	149,217	(17,948)
Income tax expense	(9,970)	429	333
Finance income	(1,312)	(257)	(158)
Finance expense	6,370	10,991	7,733
Depreciation and amortization expense	83,560	55,407	30,460
EBITDA	314,526	215,787	20,420
Transaction costs	7,107	—	—
Gain on derivative contracts	(15,830)	—	—
Gain on bargain purchase	(16,349)	(34,995)	(45,331)
Adjusted EBITDA	289,454	180,792	(24,911)
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

SGHC had €293.8 million in cash and cash equivalents as of December 31, 2021. This balance includes €40.8 million of restricted cash, which is mainly due to a funding facility for Digital Gaming Corporation. On a pro forma basis, assuming the Business Combination had closed on that date, cash and cash equivalents would have amounted to approximately €236 million. SGHC cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. SGHC may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. SGHC believes that its cash and cash equivalents following the consummation of the Business Combination will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months. To the extent that its current resources are insufficient to satisfy its cash requirements, SGHC may need to seek additional equity or debt financing. If the required financing is not available, or if the terms of financing are less desirable than expected, SGHC may be forced to decrease its level of investment in new market launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.
Cash Flows
The following table summarizes SGHC’s cash flows for the periods indicated.

	For the year ended December 31, 2021	For the year ended December 31, 2020	For the year ended December 31, 2019
Net cash provided by operating activities	209,853	151,325	3,591
Net cash provided by (used in) investing activities	(18,160)	(5,838)	49,637
Net cash provided by financing activities	(39,763)	(81,088)	(7,889)

Total cash movement for the year	151,930	64,399	45,339
Cash and cash equivalents at end of the year	293,798	138,540	74,365
Operating Activities
Cash generated by operating activities for the year ended December 31, 2020, included 12 months for Pindus and Fengari, three months for Yakira and Gazelle, and nine and half months for Pelion, compared with 12 months for all entities as well as the acquisition of Raging River and the Support Companies in the year ended December 31, 2021. Both years ended December 31, 2020 and 2021 were also impacted by multiple acquisitions partially offset by higher costs.
Net cash generated by operating activities was €151.3 million for the year ended December 31, 2020, and was €209.4 million for the year ended December 31, 2021, an increase of €58.1 million.
For the year ended December 31, 2021, the increase in cash was mainly driven by the increase in consolidated profit for the year from €149.2 million for the year ended December 31, 2020, to a profit of €235.9 million for the year ended December 31, 2021.
Cash generated by operating activities improved as a result of the higher profitability, however was negatively impacted by a decrease in cash receipts from trade and other receivables of €19.2 million, driven by the increase in outstanding processing receivables which is driven by the increase in profitability as at year ended December 31, 2021 as well as an increase in the outstanding receivable for the brand licenses fees and outstanding recovery of the sponsorship and brand costs from license partners. Further impact of cash under operating activities was the decrease in trade and other payable of €37.0 million driven by the impact of acquisitions throughout the year.
Cash generated by operating activities for the year ended December 31, 2019, included 12 months for Pindus and five months for Fengari, compared with 12 months for both entities in the year ended December 31, 2020. The year ended December 31, 2020 was also impacted by multiple acquisitions partially offset by higher costs.
Net cash generated by operating activities was €151.3 million for the year ended December 31, 2020, an increase of €147.4 million compared with net cash used in operating activities in the amount of €3.5 million for the year ended December 31, 2019.
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

Investing Activities
Net cash used in investing activities amounted to €18.2 million for the year ended December 31, 2021, compared with net cash used by investing activities in the amount of €5.8 million for the year ended December 31, 2020.
For the year ended December 31, 2021, this was primarily driven by receipts from loans of €37.2 million from Bellerive and the acquisitions during 2021 increased the cash by €19.8 million where the cash acquired was more than the cash consideration paid, offset by acquisitions of intangible assets, mainly for the payment of internally developed assets, of €23.6 million, the increase in regulatory deposits of €5.7 million predominantly for the guarantee in Germany, as well as an increase in restricted cash of €40.8 million for the facility provided to DGC to assist with the expansion into the USA markets..
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
Financing Activities
Net cash from financing activities reduced total cash by €39.8 million for the year ended December 31, 2021, mainly due to the cash payment for deferred consideration of €4 million, the repayment of interest-bearing loans of €24.6 million, and a share repurchase of €10.7 million.
Net cash from financing activities reduced total cash by €81.1 million for the year ended December 31, 2020, mainly due to cash payment for deferred consideration of €66.0 million, repayment of interest-bearing loans of €15.8 million, and dividends paid of €10.0 million.
Interest-bearing loans are loans held with Bellerive Global Services Limited utilized for further investment into the growth of the Group through brand and other marketing strategies. These loans were converted to equity by a share issue on June 30, 2021.
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
Included below are the areas that management believes require estimates, judgments and assumptions which have the most significant effect on the amounts recognized in the financial statements.
Critical Judgements
Internally-generated software development costs
Costs relating to internally-generated software development costs are capitalized if the criteria for recognition as assets are met. The initial capitalization of costs is based on our judgment of technological feasibility including the following:

•	the intention to complete the intangible asset;

•	the ability to use the intangible asset;

•	the availability of adequate resources to complete the intangible asset;

•	the ability to measure reliably the expenditure attributable to the intangible asset.

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
Consolidation of entities where the Group has potential voting rights (control)
On January 11, 2021, SGHC entered into a call option over 100% of the outstanding shares of Raging River Trading (Pty) Ltd (“Raging River”). SHGC exercised the option on April 8, 2021. We considered that SGHC controlled Raging River even though it had no current shareholding or voting rights. SGHC Limited had a call option to purchase 100% of the shares in Raging River exercisable from the date the option was issued. We applied judgment in determining that the option agreement is substantive. In making this judgment we assessed the key factors in IFRS 10 Consolidated Financial Statements and determined that SGHC had the ability to direct the relevant activities of Raging River when decisions about its relevant activities were being made. Therefore, we determined that SGHC controlled Raging River and consolidated the entity from the option date.
The same assessment was made concerning Verno Holdings Limited (“Verno”) regarding the call option over 100% of the shares in Verno, however, when assessing the relevant facts and circumstances, we determined that SGHC does not control Verno as the option is not substantive.
The Group signed purchase agreements for Haber Investments Limited (“Haber”) and Red Interactive Limited (“Red Interactive”) on April 7, 2021 and April 9, 2021, respectively, under which the Company entered into forward contracts to purchase Haber and Red Interaction in the future. We determined that the forward contracts are not substantive and as a result SGHC did not control either Haber or Red Interactive until the completion of the sale. The sale of Haber and Red Interactive completed on December 1, 2021, at which point the Company also recognised a gain on the associated derivative contracts. Refer to Note 4 to the consolidated financial statements included elsewhere in this Annual Report for details regarding the business combination. Please refer to note 4 and note 17 to the consolidated financial statements included elsewhere in this Annual Report for the detailed assessments and conclusions on these options.
The Group entered into purchase agreements for the acquisitions of Digital Gaming Corporation Limited (DGC) and BlueJay Limited (BlueJay) on April 7, 2021 and April 19, 2021, respectively. The purchase agreements were subject to conditions that had not been met at the reporting date and therefore the transaction could not complete. We assessed the relevant facts and circumstances of these transactions and determined that SGHC does not control either DGC or BlueJay.
Consideration transferred in the acquisition of Raging River
Consideration transferred in a business combination is calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. At the date SGHC entered into the option over Raging River, the present value of the exercise price of the option formed part of the consideration transferred. During the year, we issued additional shares in SGHC and dividends to the previous Raging River shareholders. We applied judgment and determined that the additional shares issued, and the dividends are in substance linked transactions and the fair value of these items will form part of the consideration transferred in exchange for Raging River.
Key accounting estimates
Income taxes
We operate in a number of international jurisdictions and as such are subject to a range of different income and other tax regimes with differing and potentially complex legislation. This requires us to make judgments on the basis of detailed tax analysis and recognize payables or provisions and disclose contingent liabilities as appropriate.
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

P
r
ovisions and
Contingencies
Legal and regulatory
Given the nature of the legal and regulatory landscape of the industry, from time to time we receive notices, communications and legal actions from a small number of regulatory authorities and other parties in respect of its activities. We have taken advice as to the manner in which we should respond and the likely outcomes of such matters. For any material ongoing and potential regulatory reviews and legal claims against the Group, an assessment is performed to consider whether an obligation or possible obligation exists and to determine the probability of any potential outflow to determine whether a claim results in the recognition of a provision or disclosure of a contingent liability. Refer to note 21 to the consolidated financial statements included elsewhere in this Annual Report for provisions raised on uncertain legal or regulatory matters.
Provisions and contingencies for indirect gaming taxes
We may be subject to indirect taxation in the form of GST, VAT, withholding tax, duty or similar, and gaming taxes on transactions which we have treated as exempt from such taxes. Where we account for taxes on revenues in relevant jurisdictions, the method of calculation of such taxes as applied in determining the relevant tax payable may be challenged by revenue authorities. As such, revenue earned from players located in any particular jurisdiction may give rise to further taxes in that jurisdiction.
The nature of our international operations can give rise to situations where customers can access our websites from jurisdictions where we are not registered for indirect taxes, or where the indirect, gaming and/or withholding tax treatment is uncertain. Where we consider that it is probable that indirect taxes or withholding taxes are payable to relevant tax authorities, provision is made for our best estimate of the tax payable, unless it cannot be reliably measured. Provisions were raised in 2021 relating to indirect and withholding taxes of €1.9 million (2020: €2.5 million) and those in relation to gaming taxes of €1.5 million (2020: €20.6 million) (see note 21 to the consolidated financial statements included elsewhere in this Annual Report). We regularly review the judgments made in order to assess the need for provisions and disclosures in its financial statements. To the extent that the final outcome of such matters differs to our assessment at any reporting dates, such differences may impact the financial results or contingent liabilities disclosed in the period in which such determination is made. Further details can be found in notes 21 and 22 to the consolidated financial statements included elsewhere in this Annual Report.
Fair value of acquired intangible assets
Intangible assets are recognized on business combinations if they are separable from the acquired entity or arise from other contractual or legal rights and are recorded initially at fair value. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques. In applying these appropriate valuation techniques we make estimates including estimates of future economic benefits, cash flows, and the appropriateness of discount rates or the estimated cost and time to create an equivalent intangible asset. Please refer to note 4 and note 11 to the consolidated financial statements included elsewhere in this Annual Report where the respective acquired balances are included.
Key assumptions made in connection with measurement of intangible assets relating to the acquisitions in the current year include:

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

Fair value of consideration transferred
In a business combination in which the acquirer and the acquiree (or its former owners) exchange equity interests or other forms of consideration, we determine acquisition-date fair value of the consideration transferred. We applied this guidance in the acquisition of Raging River. We estimated the fair value of the shares transferred using the appropriate third-party valuation of the shares and appropriate discount rates for the present value of the exercise price of the option and the dividends paid.
Fair value of debt equity swaps
When equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, we measure them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured. We applied this guidance to the novation of loans to its shareholders on June 25, 2021. We determined the number of shares to be issued to extinguish the debt (refer to note 16.1 to the consolidated financial statements included elsewhere in this Annual Report) by dividing the value of the debt by the value of a share as per the SPAC transaction as per note 24 to the consolidated financial statements included elsewhere in this Annual Report.
Impairment of goodwill and other intangible assets
We are required to test, on an annual basis, whether intangible assets not yet in use and indefinite-life assets have suffered any impairment. We are required to test other intangibles if events or changes in circumstances indicate that their carrying amount may not be recoverable. The recoverable amount is determined by comparing the carrying amount of the indefinite-lived asset with its recoverable amount. To determine the recoverable amount we perform a valuation analysis based on the Fair Value Less Cost of Disposal (“FVLCD’”) in accordance with IAS 36,
‘Impairment of Assets.’ The use of this method requires the estimation of future cash flows and the choice of a discount rate in order to calculate the present value of the cash flows. Such estimates are based on our experience of the business, but actual outcomes may vary. More details including carrying values are included in note 11 to the consolidated financial statements included elsewhere in this Annual Report.
Useful lives of intangible assets
We acquired significant intangible assets in connection with acquisitions completed during the period ended December 31, 2021. We applied estimates in determining the useful lives for these acquired intangible assets using information regarding, among other things, details of the contractual terms, historical customer activity and attrition, forecasted cash flow information and market conditions and trends.
Provision for expected credit losses
We recognize an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. We measure loss allowances based on various factors such as credit risk characteristics, aging of receivables, and current and forward-looking information based on publicly available information affecting the ability of the debtors to settle the receivables. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a critical estimate.
The Group has provided a financial guarantee on a loan facility extended by Standard Bank to Digital Gaming Corporation (“DGC”) DGC for US $50 million. We have an option to acquire DGC conditional on DGC obtaining various regulatory approvals, as detailed in note 24 to the consolidated financial statements included elsewhere in this Annual Report. We extended the facility to DGC in order to facilitate DGC obtaining various licenses in the USA, thereby allowing the business to obtain access to various states in the USA when the option is exercised. The maximum credit risk exposure of the Group in the event of DGC failing to repay the loan is US $50 million which is set aside within restricted cash as required by the lender. During 2021, DGC went live in five states operating under the Betway brand, with sound revenue growth experienced in the early months. We consider the provision of the facility to advantageous to the future business and does not consider the guarantee to be a risk to the Group.
Recently Adopted and Issued Accounting Pronouncements
Recently issued and adopted accounting pronouncements are described in Note 2.2 – Recent accounting pronouncements, to SGHC’s audited consolidated financial statements included elsewhere in this Report.

Quantitative and Qualitative Disclosures about Market Risk
SGHC has in the past, and the Company may in the future, be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. SGHC’s exposure to interest rate and financial instruments risk is not material as of December 31, 2021. See Note 17 to our consolidated financial statements included elsewhere in this Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers
The board of directors and executive officers of Super Group are as follows, with their ages as of April 20, 2022.

Name	Age	Position
Neal Menashe	50	Chief Executive Officer and Director
Alinda Van Wyk	46	Chief Financial Officer and Director
Richard Hasson	42	President, Chief Operating Officer and Director
Eric Grubman	64	Director, Chairman
John Collins	60	Director
Robert James Dutnall	69	Director
John Le Poidevin	51	Director

Neal Menashe has served as Chief Executive Officer and a member of the board of SGHC since its formation and became a member of the board of directors of Super Group (the “Super Group Board”) prior to completion of the Business Combination. In 2001, Mr. Menashe co-founded
Win Technologies, which is now owned by SGHC, and served as the Executive Chairman until October 2020. Mr. Menashe holds a Bachelor of Commerce in Accounting from University of Cape Town and a Bachelor of Accounting Sciences (Honours) from University of South Africa, and qualified as a Chartered Accountant in 1998 after serving articles with Arthur Andersen in Johannesburg, South Africa. Mr. Menashe’s qualifications to serve on the Super Group Board include his two decades of experience within the gaming sector and knowledge of the business of SGHC and the industry within which it operates.
Alinda Van Wyk has served as Chief Financial Officer and a member of the board of SGHC since its formation and became a member of the Super Group Board prior to completion of the Business Combination. Ms. Van Wyk joined a predecessor company of SGHC in 2000 as a Financial Controller, becoming Group Head of Finance in 2007 and thereafter Group Finance Director from 2014 to 2020. Ms. Van Wyk holds a Bachelor of Commerce (Honours) in Accounting Sciences from the University of Stellenbosch Business School and is accredited ACMA, CGMA by the Chartered Institute of Management Accountants. Ms. Van Wyk’s qualifications to serve on the Super Group Board include her more than 20 years of experience within the online gaming industry and her extensive experience with the management and oversight of complex financial reporting and auditing systems.
Richard Hasson has served as President and Chief Operating Officer and a member of the board of SGHC since its formation and became a member of the Super Group Board prior to completion of the Business Combination. Prior to joining SGHC, Mr. Hasson was Commercial Director of Win Technologies, which is now owned by SGHC, where he was instrumental in supporting the expansion of its global footprint. Mr. Hasson previously worked in the investment banking division of Goldman Sachs and qualified as a chartered accountant at KPMG. Mr. Hasson received his M.B.A. from London Business School and his Bachelor of Business Science from the University of Cape Town. Mr. Hasson’s qualifications to serve on the Super Group Board include his extensive experience and knowledge of the business of SGHC and the industry within which it operates.
Eric Grubman has served as Chairman and Chief Financial Officer of SEAH since October 2020 and became a member of the Super Group Board upon completion of the Business Combination. Mr. Grubman served as Chairman of the Board of On Location Experiences, a premium experiential hospitality business from April 2018 to January 2020. Previously, from May 2004 until July 2018, Mr. Grubman served in various roles with the National Football League (NFL), including leadership roles in Finance and Business Operations. He most recently served as an Executive Vice President leading special projects, including the sales of NFL teams, franchise relocations, construction of stadiums and was heavily involved with managing relationships with NFL Owners. Prior to the NFL, Mr. Grubman served as
Co-President
at Constellation Energy Group, an energy company that provides electric power, natural gas, and energy management services, from September 1999 to April 2002. Prior to his role with Constellation, Mr. Grubman served in various roles at Goldman Sachs, including as Partner and co-head
of the Energy Group. Mr. Grubman earned a bachelor’s degree in economics from the United States Naval Academy and an M.B.A. from Harvard Business School. Mr. Grubman’s qualifications to serve on the Super Group Board include his years of executive experience working with professional sports leagues.
John Collins has served as Chief Executive Officer of SEAC since September 2020 and became a member of the Super Group Board upon completion of the Business Combination. Mr. Collins is a seasoned executive in sports, media, entertainment and marketing. Mr. Collins served as the Chief Executive Officer of On Location Experiences from 2015 until January 2020, where he oversaw an expansion from $35 million to $650 million in annual revenues. Prior to his role at On Location Experiences, Mr. Collins served as Chief Operating Officer of the National Hockey League (NHL) from 2008 until 2015, after previously serving as Senior Executive Vice President of Business and Media from 2006 until 2008. Prior to his roles with the NHL, Mr. Collins was President and Chief Executive Officer of the Cleveland Browns NFL team from 2004 until 2006. Earlier in his career, Mr. Collins served in numerous roles at the NFL, including as Senior Vice President of Marketing, Sales and Programming. Mr. Collins earned a bachelor’s degree from the C.W. Post Campus at Long Island University. Mr. Collins qualifications to serve on the Super Group Board include his decades of experience in sports, media, entertainment and marketing.

Robert James Dutnall has served as an advisor to the board of SGHC since 2012 and has been a member of the Super Group Board since its formation. Mr. Dutnall joined the Betway Group in 2012, playing a key role in structuring the company as it is today, with a focus on developing the sports betting business. Prior to this role, Mr. Dutnall had spent seven years with listed online gambling company, Sportingbet plc, including five years as managing director of its European business. Mr. Dutnall previously held senior finance and general management positions with a number of leading industrial and consumer companies, including Invensys and Unigate. Mr. Dutnall’s qualifications to serve on the Super Group Board include his extensive experience of the gaming and entertainment industry within which SGHC operates.
John Le Poidevin has served as a director of SGHC since November 2020 and has been a member of the Super Group Board since its formation. Mr. Le Poidevin is a Fellow of the Institute of Chartered Accountants in England and Wales and a former audit partner of BDO LLP in London. Since 2013, Mr. Le Poidevin has served as a non-executive
director and audit committee chair across a range of different businesses, including Market Tech Holdings Limited from 2014 to 2017, Safecharge International Group Limited from 2014 to 2019 and Stride Gaming Plc from 2015 to 2019. Mr. Le Poidevin is currently a non-executive
director at a number of companies, including International Public Partnerships Limited, BH Macro Limited and TwentyFour Income Fund Limited, all of whom are listed on the main market of the London Stock Exchange. Mr. Le Poidevin’s qualifications to serve on the Super Group Board include his extensive breadth of experience across the online gaming, leisure and retail sectors in the U.K., European and global markets.

B.	Compensation
Historical Executive Officer and Director Compensation
The amount of compensation paid, and benefits in kind granted, to Super Group’s executive officers and directors for the year ended December 31, 2021 was nil. The amount of compensation paid, and benefits in kind granted, to Super Group’s predecessor, SGHC Limited’s executive officers and directors for the year ended December 31, 2021, who were the same as the executive officers and directors of Super Group is described in the tables below. Super Group and SGHC Limited historically operated on a fiscal year ended December 31 basis, and as such, we are providing disclosure for SGHC Limited’s last full financial year (i.e., the year ended December 31, 2021). We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Super Group’s home country and will not be otherwise publicly disclosed by Super Group.
Historical Compensation of Super Group’s Executive Officers

(U.S. dollars) (1)	All executive officers
Base compensation (2)	$2,311,176
Bonuses	—
Additional benefit payments	—
Total cash compensation	2,311,176

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2021 annual exchange rate of £1.00 to USD$1.3757.
(2)	Base compensation represents the actual salary amounts paid to executive officers in 2021.

Historical Compensation of SGHC’s Directors

(U.S. dollars) (1)	All directors
Base compensation (2)	$2,503,774
Bonuses	—
Additional benefit payments	—
Total cash compensation	2,503,774

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2021 annual exchange rate of £1.00 to USD$1.3757.
(2)	Base compensation represents the actual salary amounts paid to directors in 2021.
Executive Officer and Director Compensation following the Business Combination
As noted in the section titled “—
Compensation Committee
”, upon consummation of the Business Combination, Super Group established a compensation committee that will be responsible for making all determinations with respect to our executive compensation programs and the compensation of our executive officers. The compensation committee will have the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and we expect that the compensation committee will work with such advisors to evaluate the compensation of our Chief Executive Officer and our other executive officers and our non-management
directors, as well as to develop and implement our compensation philosophy and programs as a public company. None of Super Group’s executive officers will serve as a member of the compensation committee or otherwise be directly responsible for the compensation committee’s decisions, but Super Group’s Chief Executive Officer and Chief Financial Officer will continue to be involved with compensation decisions by providing insight and recommendations to the compensation committee regarding compensation for executive officers other than themselves.
Director Compensation
The board of directors of Super Group has not yet approved the initial terms of its non-employee
director compensation program.
2021 Equity Incentive Plan
By way of written resolutions passed prior to the Business Combination, the Company’s shareholders considered and approved the 2021 Equity Incentive Plan (the “2021 EIP”). The 2021 EIP was approved on behalf of the Company’s board of directors on December 22, 2021 and shareholder approval was provided by written resolution on December 31, 2021. The 2021 EIP became effective upon the closing of the Business Combination.
The material terms of the 2021 EIP are summarized below.
Eligibility and administration
Our employees and directors, who are also our employees, and employees of our subsidiaries are eligible to receive awards under the 2021 EIP. Our consultants and directors, who are not employees, and those of our subsidiaries, are eligible to receive awards under the Non-Employee Sub-Plan to the 2021 EIP described below. Persons eligible to receive awards under the 2021 EIP (including the Non-Employee Sub-Plan) are together referred to as service providers below. Except as otherwise specified, references below to the 2021 EIP include the Non-Employee Sub-Plan. As of June 30, 2021, we estimate that approximately 3,912 employees, 40 consultants and 3 directors will be eligible to receive awards under the 2021 EIP (including under the Non-Employee Sub-Plan).
The 2021 EIP is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers, subject to certain limitations imposed under the 2021 EIP, and other applicable laws and stock exchange rules. Our board of directors will delegate administration of the 2021 EIP to the compensation committee of our board of directors, but may, at any time, revest in itself some or all of the powers previously delegated to the compensation committee. Our board of directors and the compensation committee are each considered to be a “Plan Administrator” as such term in used herein. The Plan Administrator has the authority to take all actions and make all determinations under the 2021 EIP, to approve the forms of award agreements for use under the 2021 EIP, to interpret the 2021 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2021 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, and set the terms and conditions of all awards under the 2021 EIP, subject to the conditions and limitations in the 2021 EIP.

Shares available for awards
Subject to adjustment for certain changes in our capitalization, the maximum number of ordinary shares (the “Share Reserve”), that may be issued under the 2021 EIP is 43,312,150 ordinary shares. No more than 43,312,150 ordinary shares may be issued under the 2021 EIP upon the exercise of incentive share options (“ISOs”). In addition, the Share Reserve will automatically increase on January 1 of each year, commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to 3% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of ordinary shares. Ordinary shares issued under the 2021 EIP will be new shares.
If an award under the 2021 EIP, expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, again become available for issuance under the 2021 EIP.
Awards granted under the 2021 EIP in substitution for any options or other equity or equity-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the Share Reserve, except that ordinary shares acquired by exercise of substitute ISOs will count against the maximum number of ordinary shares that may be issued upon the exercise of ISOs.
Awards
The 2021 EIP provides for the grant of market value options, market value share appreciation rights (“SARs”), restricted shares, restricted share units (“RSUs”), and other share-based awards. All awards under the 2021 EIP will be set forth in award agreements, which will detail the terms and conditions of awards, consistent with and subject to the terms and conditions of the 2021 EIP. A brief description of each award type follows.
Options and SARs.
Options provide for the purchase of ordinary shares in the future at an exercise price set by the Plan Administrator in accordance with applicable law and, in respect of service providers who are subject to tax in the United States, shall also not be less than the market value of an ordinary share on the grant date, except if such award is granted pursuant to an assumption of or substitution for another option of SAR pursuant to the 2021 EIP. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The Plan Administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR.
Restricted shares and RSUs.
Restricted shares are an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver our ordinary shares in the future, which may also remain forfeitable unless and until specified vesting, issuance and forfeiture conditions are met. The Plan Administrator may provide that the delivery of the shares underlying RSUs will be deferred, on a mandatory basis or at the service provider’s election. The terms and conditions applicable to restricted shares and RSUs will be determined by the Plan Administrator, subject to the conditions and limitations contained in the 2021 EIP.
Other share-based awards.
Other share-based awards are awards of fully vested ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, our ordinary shares or other property. Other share-based awards may be granted to service providers, including awards entitling service providers to receive shares to be delivered in the future and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a service provider is otherwise entitled. The Plan Administrator will determine the terms and conditions of other share-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions, which will be set forth in the applicable award agreement.

Performance criteria
The Plan Administrator may set performance goals in respect of any awards in its discretion.
Certain transactions
In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control or another similar corporate transaction or event, the Plan Administrator has broad discretion to take action under the 2021 EIP. This includes cancelling awards for cash or other property, accelerating the vesting and, to the extent applicable, the exercise of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 EIP and replacing or terminating awards under the 2021 EIP. In addition, in the event of certain equity restructuring transactions, the Plan Administrator will make equitable adjustments to the limits under the 2021 EIP and outstanding awards as it deems appropriate to reflect the transaction.
Plan amendment and termination
Our board of directors may amend, suspend or terminate the 2021 EIP at any time; however, no amendment, suspension or termination may be made which materially adversely affects an award outstanding under the 2021 EIP without the consent of the affected service provider and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2021 EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our board of directors. No awards may be granted under the 2021 EIP after its termination, but awards previously granted may extend beyond that date in accordance with the 2021 EIP.
Transferability and service provider payments
Except as the Plan Administrator may determine or provide in an award agreement, awards under the 2021 EIP are generally non-transferrable, except to a service provider’s designated beneficiary, as defined in the 2021 EIP. With regard to tax and/or social security withholding obligations arising in connection with awards under the 2021 EIP, and exercise price obligations arising in connection with the exercise of options under the 2021 EIP, the Plan Administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares that meet specified conditions, set off against other amounts owed to a service provider, a “market sell order”, or such other consideration as the Plan Administrator deems suitable or any combination of the foregoing.
Non-U.S. and Non-U.K. service providers
The Plan Administrator may modify awards granted to service providers who are non-U.S. or non-U.K. nationals or employed outside the U.S. and the U.K. or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with any tax favorable regime that may be available in any jurisdiction as may be necessary or appropriate in the Plan Administrator’s discretion.
Non-Employee Sub-Plan
The Non-Employee Sub-Plan governs equity awards granted to our non-executive directors, consultants, advisers and other non-employee service providers and provides for awards to be made on identical terms to awards made under the 2021 EIP.
New Plan Benefits
Participation in the 2021 EIP is entirely discretionary and our board of directors has not granted any awards under the 2021 EIP that are subject to shareholder approval. Accordingly, the benefits or amounts that will be received by or allocated to the executive officers and other eligible service providers under the 2021 EIP, as well as the benefits or amounts which would have been received by or allocated to the executive officers and other eligible service providers for our current financial year if the 2021 EIP had been in effect, are not determinable.

Certain U.S. Federal Income Tax Aspects of Awards Under the 2021 EIP
This is a brief summary of the federal income tax aspects of awards that may be made under the 2021 EIP based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the 2021 EIP depend upon the type of award.
Incentive Stock Options
. The recipient of an ISO generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the ordinary shares from exercised ISOs are disposed of, by sale or otherwise. If the ISO recipient does not sell or dispose of the ordinary shares until more than one year after the receipt of the shares and two years after the option was granted, then, upon sale or disposition of the shares, the difference between the exercise price and the market value of the ordinary shares as of the date of exercise will be treated as a long-term capital gain, and not ordinary income. If a recipient fails to hold the shares for the minimum required time the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the ordinary shares on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. The Company will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.
Nonstatutory Stock Options
. The recipient of an NSO generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of NSOs when the options are exercised. The excess of the fair market value of the ordinary shares purchased on such date over the exercise price of the option is taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. The Company will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.
Other Awards.
Recipients who receive restricted share unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients who receive awards of restricted shares subject to a vesting requirement will generally recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted shares which are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying ordinary shares on the exercise date over the exercise price. The Company will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.
2021 Employee Stock Purchase Plan
By way of written resolutions passed prior to the Business Combination, the Company’s shareholders considered and approved the 2021 Employee Stock Purchase Plan (the “2021 ESPP”). The 2021 ESPP was approved on behalf of the Company’s board of directors on December 22, 2021 and shareholder approval was provided by written resolution on December 31, 2021. The 2021 ESPP became effective upon the closing of the Business Combination.
The material terms of the 2021 ESPP are summarized below.
Administration
Our board of directors has the power to administer the 2021 ESPP and may also delegate administration of the 2021 ESPP to a committee comprised of one or more members of our board of directors. Our board of directors will delegate administration of the 2021 ESPP to the compensation committee of our board of directors, but may, at any time, revest in itself some or all of the powers previously delegated to the compensation committee. Our board of directors and the compensation committee are each considered to be a Plan Administrator as such term in used herein. The Plan Administrator has the final power to construe and interpret both the 2021 ESPP and the rights granted under it. The Plan Administrator has the power, subject to the provisions of the 2021 ESPP, to determine when and how rights to purchase our ordinary shares will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any of our parent or subsidiary companies will be eligible to participate in the 2021 ESPP.

Ordinary Shares Subject to 2021 ESPP
Subject to adjustment for certain changes in our capitalization, the maximum number of ordinary shares that may be issued under the 2021 ESPP is 4,812,460 ordinary shares. In addition, the number of ordinary shares reserved for issuance under the 2021 ESPP will automatically increase on January 1 of each year, commencing on January 1, 2021 and ending on (and including) January 1, 2031, in an amount equal to the lesser of 1% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year or 7 million ordinary shares (but in no event shall more than 63 million ordinary shares in the aggregate be issued under the 2021 ESPP). Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares. If any rights granted under the 2021 ESPP terminate without being exercised in full, the ordinary shares not purchased under such rights will again become available for issuance under the 2021 ESPP. The ordinary shares issuable under the 2021 ESPP will be new shares.
Offerings
The 2021 ESPP will be implemented by offerings of rights to purchase ordinary shares to all eligible employees. The Plan Administrator will determine the duration of each offering period, provided that in no event may an offering period exceed 27 months beginning with the first day of the offering period. The Plan Administrator may establish separate offerings which vary in terms (although not inconsistent with the provisions of the 2021 ESPP or the requirements of applicable laws). Each offering period may have one or more purchase dates, as determined by the Plan Administrator prior to the commencement of the offering period. The Plan Administrator has the authority to alter the terms of an offering prior to the commencement of the offering period, including the duration of subsequent offering periods. When an eligible employee elects to join an offering period, he or she is granted a right to purchase ordinary shares on each purchase date within the offering period. On the purchase date, all contributions collected from the eligible employees are automatically applied to the purchase of ordinary shares, subject to certain limitations (which are described further below under “Eligibility”).
The Plan Administrator has the discretion to structure an offering so that if the fair market value of ordinary shares on the first trading day of a new purchase period within the offering period is less than or equal to the fair market value of ordinary shares on the first day of the offering period, then that offering will terminate immediately as of that first trading day, and the eligible employees in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new purchase period.
Eligibility
Any individual who is employed by us (or by any of our parent or subsidiary companies if such company is designated by the Plan Administrator as eligible to participate in the 2021 ESPP) may participate in offerings under the 2021 ESPP, provided such individual has been employed by us (or our parent or subsidiary, if applicable) for such continuous period preceding the first day of the offering period as the Plan Administrator may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, subject to applicable law, the Plan Administrator may provide that an employee will not be eligible to be granted purchase rights under the 2021 ESPP unless such employee is customarily employed for more than 20 hours per week and more than five months per calendar year or such other criteria as the board of directors may determine consistent with Section 423 of the Code (to the extent applicable) and applicable law. The Plan Administrator may also provide in any offering that certain of our employees who are “highly compensated” as defined in Section 423(b)(4)(D) of the Code are not eligible to participate in the 2021 ESPP. As of June 30, 2021, we estimate that 3,912 employees will be eligible to participate in the 2021 ESPP.
No employee will be eligible to participate in the 2021 ESPP if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, shares possessing 5% or more of the total combined voting power or value of all classes of our shares or of any of our parent or subsidiary companies, including any shares which such employee may purchase under all outstanding purchase rights and options. In addition, no employee may purchase more than $25,000 worth of our ordinary shares (determined based on the fair market value of the shares at the time such rights are granted and which, with respect to the 2021 ESPP, will be determined as of the first day of the respective offering periods) under all our employee share purchase plans and any employee share purchase plans of our parent or subsidiary companies for each calendar year during which such rights are outstanding.

Participation in the 2021 ESPP
An eligible employee may enroll in the 2021 ESPP by delivering to us, prior to the date selected by the Plan Administrator as the beginning of an offering period, an agreement authorizing contributions which may not exceed the maximum amount specified by the Plan Administrator, but in any case which may not exceed 15% of such employee’s earnings during the offering period or such shorter period within such period as the Plan Administrator determines for a particular offering. Each eligible employee will be granted a separate purchase right for each offering in which he or she participates. Unless an eligible employee’s participation is discontinued, his or her purchase right will be exercised automatically at the end of each purchase period at the applicable purchase price.
Purchase Price
The purchase price per share at which our ordinary shares are sold on each purchase date during an offering period will not be less than the lower of (i) 85% of the fair market value of an ordinary share on the first day of the offering period or (ii) 85% of the fair market value of an ordinary share on the purchase date.
Payment of Purchase Price; Payroll Deductions
The purchase of shares during an offering period may be funded by an eligible employee’s payroll deductions accumulated during the offering period if such eligible employee elects to authorize such payroll deductions as the means of making contributions by completing and delivering to us, within the time specified, an enrollment form provided by us. An eligible employee may change his or her rate of contributions, as determined by the Plan Administrator in the offering. All contributions made for an eligible employee are credited to his or her account under the 2021 ESPP and deposited with our general funds.
Purchase Limits
In connection with each offering made under the 2021 ESPP, the Plan Administrator may specify (i) a maximum number of ordinary shares that may be purchased by any eligible employee pursuant to such offering, (ii) a maximum number of ordinary shares that may be purchased by any eligible employee on any purchase date pursuant to such offering, (iii) a maximum aggregate number of ordinary shares that may be purchased by all eligible employees pursuant to such offering, and/or (iv) a maximum aggregate number of ordinary shares that may be purchased by all eligible employees on any purchase date pursuant to such offering. If the aggregate purchase ordinary shares issuable upon exercise of purchase rights granted under such offering would exceed any such maximum aggregate number, then the Plan Administrator will make a pro rata allocation of available shares in a uniform and equitable manner.
Withdrawal
Eligible employees may cease making contributions and withdraw from a given offering by delivering a withdrawal form to us and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the Plan Administrator. Upon such withdrawal, we will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such eligible employee’s eligibility to participate in subsequent offerings under the 2021 ESPP, provided that such eligible employee will be required to deliver a new enrollment form to participate in subsequent offerings.
Termination of Employment
An eligible employee’s rights under any offering under the 2021 ESPP will terminate immediately if the participant either (i) is no longer employed by us or any of our parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, the Company will distribute to the eligible employee his or her accumulated but unused contributions without interest.

Restrictions on Transfer
Rights granted under the 2021 ESPP are not transferable except by will, by the laws of descent and distribution, or if permitted by us, by a beneficiary designation. During a participant’s lifetime, such rights may only be exercised by the eligible employee.
Changes in Capitalization
In the event of certain changes in our share capitalization, the Plan Administrator will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the 2021 ESPP; (ii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding purchase rights; and (iii) the class(es) and number of securities that are the subject of any purchase limits under each ongoing offering.
Effect of Certain Corporate Transactions
In the event of a corporate transaction (as defined in the 2021 ESPP and described below), (i) any surviving or acquiring company (or its parent company) may assume or continue outstanding purchase rights granted under the 2021 ESPP or may substitute similar rights (including a right to acquire the same consideration paid to the shareholders in the corporate transaction) for such outstanding purchase rights, or (ii) if any surviving or acquiring company (or its parent company) does not assume or continue such outstanding purchase rights or does not substitute similar rights for such outstanding purchase rights, then the eligible employees’ accumulated contributions will be used to purchase ordinary shares within ten business days prior to the corporate transaction under such purchase rights, and such purchase rights will terminate immediately after such purchase.
For purposes of the 2021 ESPP, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a sale or other disposition of all or substantially all of the consolidated assets; or (ii) a takeover (including a change of control) as further defined in the 2021 ESPP.
Non-US Eligible
Employees
The Plan Administrator may adopt such procedures
and sub-plans as
are necessary or appropriate to permit participation in the 2021 ESPP by eligible employees who are residents of or employed outside the United States.
Duration, Amendment and Termination
The Plan Administrator may amend, suspend or terminate the 2021 ESPP at any time. However, except in regard to certain capitalization adjustments, any such amendment must be approved by our shareholders if such approval is required by applicable law or listing requirements.
Any outstanding purchase rights granted before an amendment of the 2021 ESPP will not be materially impaired by any such amendment or termination, except (i) with the consent of the employee to whom such purchase rights were granted, (ii) as necessary to comply with applicable laws, listing requirements or governmental regulations (including Section 423 of the Code), or (iii) as necessary to obtain or maintain favorable tax, listing or regulatory treatment.
Notwithstanding anything in the 2021 ESPP or any offering document to the contrary, the Plan Administrator will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit contributions in excess of the amount designated by an eligible employee in order to adjust for mistakes in the processing of properly completed contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of ordinary shares for each eligible employee properly correspond with amounts withheld from the eligible employee’s contributions; (iv) amend any outstanding purchase rights or clarify any ambiguities regarding the terms of any offering to enable such purchase rights to qualify under and/or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Plan Administrator determines in its sole discretion advisable that are consistent with the 2021 ESPP. Any such actions by the Plan Administrator will not be considered to alter or impair any purchase rights granted under an offering as they are part of the initial terms of each offering and the purchase rights granted under each offering.

New Plan Benefits
Participation in the 2021 ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the 2021 ESPP. In addition, our board of directors and the compensation committee of our board of directors have not granted any purchase rights under the 2021 ESPP that are subject to shareholder approval. Accordingly, the benefits or amounts that will be received by or allocated to our executive officers and other employees under the 2021 ESPP, as well as the benefits or amounts which would have been received by or allocated to our executive officers and other employees for our current financial year if the 2021 ESPP had been in effect, are not determinable.
Our non-executive directors
will not be eligible to participate in the 2021 ESPP.
Certain Federal Income Tax Consequences of Participating in the ESPP
The following brief summary of the effect of U.S. federal income taxation upon the participant and the Company with respect to the shares purchased under the ESPP does not purport to be complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or
non-U.S.
jurisdiction in which the participant may reside.
The ESPP, and the right of U.S. participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant generally will be subject to tax in an amount that depends upon whether the sale occurs before or after expiration of the holding periods described in the following sentence. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (2) the excess of the fair market value of a share on the offering date that the right was granted over the purchase price for the right as determined on the offering date. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of either of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. The Company generally will not be entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant, except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

C.	Board Practices
The parties to the Business Combination Agreement agreed that the initial board would be comprised of nine persons, seven of whom are set forth above and the remainder of whom have not yet been selected.
As discussed more fully under the section titled “Description of Securities — Directors,” the Super Group Amended and Restated Memorandum of Incorporation and the Super Group Amended and Restated Articles of Incorporation (the “Super Group Governing Documents”) provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting by a resolution passed as an ordinary resolution in accordance with the Guernsey Companies Law by a simple majority of the votes of the shareholders entitled to vote and voting in person or by attorney or by proxy at a meeting or by a simple majority of the total voting rights of eligible shareholders (being the shareholders entitled to vote on the circulation of the written resolution) by written resolution (“Ordinary Resolution”). Super Group may add two additional directors to the Super Group Board following the Closing. The Sponsor will be entitled to designate two directors of Super Group, certain shareholders who are officers and employees of the Target Companies (“Management”) and certain other existing shareholders of SGHC (the “Co-Investors”) (collectively, the “Sellers”) will be entitled to designate six directors of Super Group, and the Chief Executive Officer of Super Group will be a director of Super Group. So long as shares of Super Group are listed on the NYSE, the Super Group Board shall include such number of “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require.
Audit Committee
Super Group has established an audit committee of the board of directors, comprised of Eric Grubman, John Collins and John Le Poidevin, each of whom is independent under the applicable rules of the SEC and the NYSE. John Le Poidevin is the chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE and the Super Group Board has determined that John Le Poidevin qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
The Super Group Board has adopted an audit committee charter, which details the principal functions of the audit committee, including:

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

Nominating and Corporate Governance Committee
Super Group has established a nominating and corporate governance committee of the board of directors, comprised of John Collins, John Le Poidevin and Robert James Dutnall. The Super Group Board has determined that John Collins and John Le Poidevin are independent. Pursuant to an exemption to the NYSE listing standards for foreign-private issuers, Super Group is not required to have a nominating and corporate governance committee composed entirely of independent directors. Super Group is relying upon such exemption from the NYSE listing standards as Robert James Dutnall is not independent. The Super Group Board does not believe Robert James Dutnall’s lack of independence impairs his ability to serve effectively on the nominating and corporate governance committee and otherwise meets the standards and charter for the nominating and corporate governance committee. John Collins is the chairman of the committee. The Super Group Board has adopted a nominating and corporate governance charter, which details the principal functions of the nominating and corporate governance committee.
The Nominating and Corporate Governance Committee is responsible for, among other things:

•
identifying, reviewing and evaluating candidates to serve on Super Group’s Board as well as recommending candidates to the Super Group Board to serve as nominees for director for the annual meeting of shareholders;

•	assessing the performance of management and the Super Group Board;

•	overseeing the Super Group Board committee structure and operations;

•	developing a set of corporate governance policies;

•	reviewing the processes and procedures used by the Company to provide information to the Super Group Board and its committees; and

•	reviewing compensation paid to non-employee directors.
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

•
possess the requisite intelligence, education and experience to make a significant contribution to the board of directors of Super Group and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

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

Compensation Committee
Super Group has established a compensation committee comprised of Eric Grubman, John Le Poidevin and Robert James Dutnall. The Super Group Board has determined that Eric Grubman and John Le Poidevin are independent. Pursuant to an exemption to the NYSE listing standards for foreign private issuers, Super Group is not required to have a compensation committee composed entirely of independent directors. Super Group is relying upon such exemption from the NYSE listing standards as Robert James Dutnall is not independent. The Super Group Board does not believe Robert James Dutnall’s lack of independence impairs his ability to serve effectively on the compensation committee and otherwise meet the standards and charter for the compensation committee. Eric Grubman is the chairman of the compensation committee.
The Super Group Board has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•
reviewing, modifying (as needed) and approving the overall compensation strategy and policies for the Company, including reviewing and approving corporate goals and objectives, evaluating and recommending to the Super Group Board for approval the compensation plans and programs advisable for the Company, and reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control
protections and any other compensatory arrangements for the Company’s executive officers and other senior management, as appropriate;

•
reviewing and approving the individual and corporate goals and objectives of the Company’s Chief Executive Officer that are periodically established as well as determining and approving the compensation and other terms of employment of the Company’s Chief Executive Officer;

•
reviewing and recommending to the Super Group Board the type and amount of compensation to be paid or awarded to non-employee
Board members, including consulting, retainer, meeting, committee and committee chair fees, as well as any equity awards;

•
recommending to the Super Group Board the adoption amendment and termination of the Company’s share option plans, share appreciation rights plans, pension and profit sharing plans, incentive plans, share bonus plans, share purchase plans, bonus plans, deferred compensation plans and similar programs;

•	reviewing and establishing appropriate insurance coverage for the Company’s directors and officers;

•
providing recommendations to the Super Group Board on compensation-related proposals to be considered at the Company’s annual meeting, including the frequency of advisory votes on executive compensation;

•	preparing and reviewing the Compensation Committee report on executive compensation to be included in the Company’s annual proxy statement in accordance with applicable SEC rules and regulations; and

•
reviewing, discussing and assessing its own performance at least annually as well as reviewing and assessing the adequacy of this charter periodically, and recommending any proposed changes to the Super Group Board for its consideration.

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
Compensation Committee Interlocks and Insider Participation
None of Super Group’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on Super Group’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Super Group Board.

Risk Committee Information and Risk Oversight
Super Group has established a risk committee comprised of Robert James Dutnall, Richard Hasson, Alinda Van Wyk and John Le Poidevin. Robert James Dutnall is the chair of the risk committee. The risk committee has a written charter. The purpose of the risk committee is to assist the board of directors in overseeing and considering the appropriateness of the risk management activities designed and implemented by Super Group’s management. Super Group’s risk committee and board of directors also consider specific risk topics, including risks associated with Super Group’s strategic initiatives, business plans and capital structure. Super Group’s management, including its executive officers, is primarily responsible for managing the risks associated with operation and business of the company and provides appropriate updates to the board of directors and the risk committee. Super Group’s board of directors delegates to the risk committee oversight of its risk management process, and Super Group’s other committees also consider risk as they perform their respective committee responsibilities. All committees report to the board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Code	of Business Conduct and Ethics
Super Group has posted its Code of Conduct and Ethics and will post any amendments to or any waivers from a provision of its Corporate Governance Guidelines on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Corporate Governance Guidelines in a manner consistent with the applicable rules or regulations of the SEC and the NYSE.

Shareholder	Communication with the Board of Directors
Shareholders and interested parties may communicate with the Super Group Board, any committee chairperson or the independent directors as a group by writing to the Super Group Board or committee chairperson in care of Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

D.	Employees
SGHC and its subsidiaries currently manage approximately 4,000 staff with teams in 23 countries. 93% of employees are permanently employed and the remainder are contractors.
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
The Company believes that the above-mentioned are some of the reasons why the Company benefits from low staff turnover and significant loyalty from its staff, including over 250 employees who have been employed within the Group for more than 10 years and an appreciable number for more than 20 years.
None of the Company’s employees are represented by a labor union. The Company has not experienced any work stoppages, and generally considers its relations with employees to be good.

E.	Share Ownership
Ownership of the Company’s shares by its directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership of the Company as of March 31, 2022 upon the consummation of the Business Combination by:

•	each beneficial owner of more than 5% of the outstanding Super Group Ordinary Shares;

•	each executive officer or a director of the Company; and

•	all of the Company’s executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of the Company is based on 490,197,468 Super Group Ordinary Shares issued and outstanding. The beneficial ownership percentages set forth below do not take into account warrants that are outstanding and may be exercised thereafter.

Beneficial Owners	Number of Shares	Percentage
Directors and Executive Management
Alinda Van Wyk (1)(2)	1,561,513		*
Neal Menashe (1)(3)	16,947,959	3.46
Richard Hasson (1)(4)	3,019,210		*
Robert James Dutnall (1)	—		*
John Le Poidevin (1)	—		*
Eric Grubman (5)	—		*
John Collins (5)	—		*
All directors and executive officers as a group (7 persons)	21,528,682	4.39
Other 5% Shareholders
Knutsson Limited (6)(7)	236,706,749	48.29
Chivers Limited (8)(9)	98,401,158	20.07

*	Less than 1%.
(1)	The business address of this shareholder is Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.
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

Holders
As of March 31, 2022, we had approximately 30 shareholders of record of our ordinary shares. We estimate that as of March 31, 2022, approximately 11.28% of our outstanding ordinary shares are held by 7 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

B.	Related Party Transactions
Post-Business Combination Arrangements
In connection with the Business Combination, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements include:
Exchange Agreement
Concurrently with the execution of the Business Combination Agreement, the Company, SGHC and each
Pre-Closing
Holder entered into an Exchange Agreement, pursuant to which, on the Closing Date but prior to the Closing (and conditioned upon the Closing), SGHC underwent the Reorganization which included, among other things, the transfer by the
Pre-Closing
Holders of all issued ordinary shares of SGHC in exchange for newly issued Super Group Ordinary Shares.
Founder Holders Consent Letter
Concurrently with the execution of the Business Combination Agreement, certain stockholders of SEAC (the “Founders”), SGHC, the Company and SEAC entered into the Founder Holders Consent Letter, pursuant to which, among other things, the Founders waived any and all anti-dilution rights described in SEAC’s current amended and restated certificate of incorporation with respect to Class B Shares held by the Founders and acknowledge the conversion of such Class B Shares into Class A Shares, as more fully described in the Founder Holders Consent Letter.
Amended and Restated Registration Rights Agreement
At the Closing, SEAC, SGHC, the Company, the Founders, certain
Pre-Closing
Holders and PJT Partners Holdings LP entered into the A&R Registration Rights Agreement (i) amending and restating SEAC’s Registration Rights Agreement, dated as of October 6, 2020, in its entirety, and (ii) pursuant to which, among other things, the Company provided certain registration rights for the Super Group Ordinary Shares and Super Group warrants held by the parties to the A&R Registration Rights Agreement, subject to certain exceptions and as more fully described in the A&R Registration Rights Agreement.
Transaction Support Agreements
Concurrently with the execution of the Business Combination Agreement, the Company, SGHC, SEAC and each
Pre-Closing
Holder entered into transaction support agreements, pursuant to which, among other things, the
Pre-Closing
Holders agreed to vote their outstanding shares of SGHC at any meeting of SGHC’s shareholders in favor of the transactions contemplated by the Business Combination Agreement and provided a power of attorney to SGHC to take certain actions in connection with the transactions contemplated by the Business Combination Agreement on behalf of such shareholders.
Repurchase Agreements
Concurrently with the execution of the Business Combination Agreement, the Company, SGHC, and certain
Pre-Closing
Holders entered into Repurchase Agreements pursuant to which the Company repurchased Super Group Ordinary Shares from such shareholders in exchange for cash consideration equal to $10.00 per Super Group Ordinary Share, effective immediately following and conditioned upon the Closing.
Founder Holders Deferral Agreement
Concurrently with the execution of the Business Combination Agreement, the Company, SEAC, the Sponsor, PJT Partners Holdings LP, Eric Grubman and John Collins entered into the Founder Holders Deferral Agreement pursuant to which, among other things, (i) the Company was granted a cash redemption right divided into two tranches with respect to the Super Group Sponsor warrants (including the underlying Super Group Ordinary Shares acquired following a permitted exercise of the Super Group Sponsor warrants) which shall entitle the Company to redeem, with respect to the first tranche, 5,500,000 of the Super Group Sponsor warrants at a price per warrant equal to $6.50, and with respect to the second tranche, 5,500,000 of the Super Group Sponsor warrants at a price per warrant equal to $12.50, upon the trading price of the Super Group Ordinary Shares hitting certain price targets which, with respect to the first tranche, shall be $18.00 for any 20 trading days out of any consecutive
30-day
trading period, and with respect to the second tranche, shall be $24.00 for any 20 trading days out of any consecutive
30-day
trading period, as more fully described in the Founder Holders Deferral Agreement, and (ii) any Super Group Sponsor warrants (or Super Group Ordinary Shares acquired upon a permitted exercise of the Super Group Sponsor warrants) directly or indirectly owned by Eric Grubman and John Collins (or their affiliates) are subject to additional restrictions on payment, as more fully described in the Founder Holders Deferral Agreement.

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

C.	Interests of Experts and Counsel.
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements
See Item 17 of this Report for consolidated financial statements of SGHC Limited and Super Group (SGHC) Limited.

B.	Significant Changes
None except as relates to the consummation of the Business Combination on January 27, 2022.
Pro Forma Condensed Combined Financial Information
Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Report and, if not defined in the Report, the Registration Statement on Form
F-4
declared effective by the Securities and Exchange Commission (the “SEC”) on January 13, 2022. Unless the context otherwise requires, the “Company” refers to SGHC Limited and its subsidiaries prior to the Closing.
Super Group is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination.
The unaudited pro forma condensed combined statement of financial position as of December 31, 2021 combines the historical unaudited balance sheet of SEAC with the historical consolidated statement of financial position of SGHC on a pro forma basis as if the Business Combination, summarized below, had been consummated as of that date. The unaudited pro forma condensed combined statement of profit or loss for the twelve months ended December 31, 2021 combines the historical unaudited statement of operations of SEAC with the condensed statement of profit or loss of SGHC for such period on a pro forma basis as if the Business Combination had occurred as of January 1, 2021. The historical unaudited financial information of SEAC has been prepared by SEAC management from its accounting records as at and for the year ended December 31, 2021. Super Group (SGHC) Limited’s financial information has been excluded from these pro formas due to the immaterial nature of its financial position and results of operations.
This information should be read together with the historical financial statements of SGHC and related notes, “
Operating and Financial Review and Prospects,
” and other financial information included elsewhere in this Report.
The unaudited pro forma condensed combined statement of financial position as of December 31, 2021 has been prepared using the following:

•	SGHC’s historical consolidated statement of financial position as of December 31, 2021, as included in this Report.

•	SEAC’s unaudited condensed balance sheet as of December 31, 2021.
The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 has been prepared using the following:

•	SGHC’s historical consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2021, as included in this Report.

•	SEAC’s unaudited condensed statement of operations for the year ended December 31, 2021.

Description of the Business Combination
On April 23, 2021, SEAC, SGHC, Merger Sub and Super Group entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the mergers and the other transactions contemplated thereby. Merger Sub is a wholly-owned subsidiary of Super Group. The key steps were:

1.
SGHC shareholders
(“Pre-Closing
Holders”) exchanged all issued shares in SGHC for newly issued shares in Super Group at an agreed ratio. This ratio resulted in each individual SGHC shareholder maintaining the same ownership percentage in Super Group as each shareholder had in SGHC
(“Pre-Closing
Reorganization”).

2.
SEAC merged with and into Merger Sub, with SEAC continuing as the surviving company and a wholly owned subsidiary of Super Group. Each shareholder and warrant holder of SEAC received the same number of shares and warrants in Super Group as each holder had in SEAC (“Merger”).

3.	Aggregate cash consideration of $249.9 million was paid to certain of the Pre-Closing Holders in exchange for an agreed portion of their Super Group shares at a value of $10 per share.
Accounting Treatment
As the first step in the Business Combination, Super Group undertook the
Pre-Closing
Reorganization which was accounted for as a capital reorganization whereby all issued and outstanding shares in SGHC were obtained by Super Group in exchange for shares in Super Group. This transaction was accounted for as a capital reorganization because Super Group did not meet the definition of a business under IFRS 3 (Business Combination) prior to the
Pre-Closing
Reorganization. Under a capital reorganization, the consolidated financial statements of Super Group reflect the net assets transferred at pre-combination
predecessor book values. Following this first step, SGHC was a wholly owned subsidiary of Super Group.
As the second step of the Business Combination, Merger Sub and SEAC undertook to complete the Merger. As a result of the Merger, the existing shareholders of SEAC exchanged their shares for shares in the Company on a 1 for 1 basis. SEAC, as the continuing surviving company in the merger, is a wholly owned subsidiary of Super Group.

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
In accordance with IFRS 2, the difference in the fair value of the consideration (i.e. shares and warrants issued by the Company) for the acquisition of SEAC over the fair value of the identifiable net assets of SEAC represented a service for the listing of the Company and was recognized as a share-based payment expense. The consideration for the acquisition of SEAC was determined using the closing prices of SEAC’s publicly traded SEAC Class A Common Stock and the Public Warrants traded on the New York Stock Exchange under the ticker symbols “SEAH” and “SEAH WS” in addition to the calculated fair value, using a Black Scholes valuation, of the warrants issued to the Sponsor and PJT Partners Holdings LP in a private placement simultaneously with the closing of SEAC’s IPO as well as in connection with the closing of the partial exercise by Goldman Sachs & Co. LLC and PJT Partners LP (the “Underwriters”) of their over-allotment option, with each such warrant entitling the holder thereof to purchase one Class A Share at a price of $11.50 per share (“Private Placement Warrants” and, together with the Public Warrants, the “Warrants”), each as of January 27, 2022.
Finally, the repurchase of the Company’s shares from
Pre-Closing
Holders at $10 per share was treated as a reduction in share capital and cash for the Company.
Basis of Pro Forma Presentation
The historical financial statements of SGHC have been prepared in accordance with IFRS and in its presentation currency of Euros. The historical financial statements of SEAC have been prepared in accordance with U.S. GAAP in its presentation currency of U.S. Dollars. The historical financial information of SEAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information (see Note 2 — IFRS Adjustments and Reclassifications). For purposes of having unaudited pro forma condensed combined financial information, the historical balance sheet of SEAC has been translated into Euros at the rate on December 31, 2021 of $1.00 to €0.8832, and the historical statement of operations of SEAC has been translated into Euros using the average exchange rate for the period from January 1, 2021 through December 31, 2021 of $1.00 to €0.8456.
The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide an understanding of the combined company upon consummation of the Business Combination for illustrative purposes.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). No Management’s Adjustments have been identified by the Company and, therefore, only Transaction Accounting Adjustments are included in the following unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies been combined for the referenced period. The unaudited pro forma condensed combined financial information should not be relied on as being indicative of the historical results that would have been achieved had the companies been combined for the referenced period or the future results that the combined company will experience. SGHC, SEAC and the Company have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the combined company filed consolidated income tax returns during the periods presented.
The following summarizes the number of Super Group Ordinary Shares outstanding following the Closing of the Business Combination:

Shareholders
	Ownership in shares	% of ownership
SEAC Public Stockholders	20,225,691	4.13%
Founders	11,250,000	2.29%
Sellers	458,721,777	93.58%

	490,197,468	100%
Pro Forma Condensed Combined Financial Information
Set forth below is the unaudited pro forma condensed combined statement of financial position as of December 31, 2021 and the unaudited pro forma condensed combined statement of statement of profit or loss for the year ended December 31, 2021, based on the historical financial statements of SGHC and SEAC (as adjusted below).

1.	UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF December 31, 2021
(in Euros thousands unless otherwise denoted)

							Reflecting Actual Redemptions upon the Closing of the Business Combination on January 27, 2022
	SGHC (Historical)	SEAC (Historical in USD)	SEAC (Historical in Euros) Note 1(a)	IFRS Conversion and Presentation Alignment		Notes	Transaction accounting adjustments		Notes	Pro forma combined
Assets
Non-Current Assets
Intangible assets, net	€172,954	$—	€—	€			€			€172,954
Goodwill	25,023	—	—							25,023
Property, plant and equipment	12,498	—	—							12,498
Right-of-use lease asset	14,541	—	—							14,541
Deferred tax asset	24,108	—	—							24,108
Regulatory deposit	8,594	—	—							8,594
Loans receivable	25,516	—	—							25,516
Investments held in Trust Account	—	450,132	397,557					(397,557)	2(a)	—
Financial assets	1,686	—	—							1,686

Total Non-Current Assets	284,920	450,132	397,557		—			(397,557)		284,920

Current Assets
Restricted cash	60,296	—	—							60,296
Trade and other receivables	169,252	—	—		104	1(b)				169,356
Prepaid expenses	—	118	104		(104)	1(b)				—
Income tax receivables	35,806	—	—							35,806
Cash and cash equivalents	293,798	117	103					397,557	2(a)	209,858
								(42,052)	2(b)
								(220,741)	2(c)
								(218,807)	2(g)

Total Current Assets	559,152	235	207		—			(84,043)		475,316

Total Assets	€844,072	$450,367	€397,764		€—			€(481,600)		€760,236

Liabilities and Shareholders’ Equity
Non-Current Liabilities
Lease liabilities	€10,896	$—	€—	€			€			€10,896
Deferred tax liability	9,248	—	—							9,248
Interest-bearing loans and borrowings	764	—	—		397,440	1(c)		(397,440)	2(e)	764
Warrant Liabilities	—	87,100	76,927							76,927
Deferred underwriting fee payable	—	15,750	13,910					(9,450)	2(b)	—
								(4,460)	2(i)
Provisions and other liabilities	—	—	—					248,150	2(h)	248,150

Total non-current liabilities	20,908	102,850	90,837		397,440			(163,200)		345,985

Current Liabilities
Lease liabilities	5,353	—	—							5,353
Deferred consideration	13,200	—	—							13,200
Interest- bearing loans and borrowings	3,008	—	—							3,008
Trade and other payables	147,353	—	—		5,531	1(b)				152,884
Accrued expenses	—	4,963	4,383		(4,383)	1(b)				—
Customer liabilities	51,959	—	—							51,959
Provisions	47,715	—	—							47,715
Promissory note – related party	—	1,300	1,148		(1,148)	1(b)				—
Income tax payables	40,524	—	—							40,524

Total Current Liabilities	309,112	6,263	5,531		—			—		314,643

Total Liabilities	330,020	109,113	96,368		397,440			(163,200)		660,628

Commitments and contingencies
Class A ordinary shares subject to possible redemption, 45,000,000 shares at $10 per share redemption value	—	450,000	397,440		(397,440)	1(c)				—

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF FINANCIAL POSITION — (Continued)
AS OF December 31, 2021
(in Euros thousands unless otherwise denoted)

						Reflecting Actual Redemptions upon the Closing of the Business Combination on January 27, 2022
	SGHC (Historical)	SEAC (Historical in USD)	SEAC (Historical in Euros) 1(a)	IFRS Conversion and Presentation Alignment	Notes	Transaction accounting adjustments	Notes	Pro forma combined
Shareholders’ Equity
SGHC
Issued capital	269,338	—	—			(269,338)	2(c)
Foreign exchange reserve	(2,094)	—	—			2,094	2(c)
Accumulated profit	246,808	—	—			(246,808)	2(c)
SEAC
Class A common stock	—	—	—			1	2(d)
						(1)	2(e)
Class B common stock	—	1	1			(1)	2(d)
Additional paid-in capital	—	—	—			—
Accumulated deficit	—	(108,747)	(96,045)			96,045	2(e)
Super Group
Issued capital	—	—	—			(13,715)	2(b)	230,720
						269,338	2(c)
						(220,741)	2(c)
						397,441	2(e)
						(96,045)	2(e)
						4,460	2(i)
						108,789	2(f)
						(218,807)	2(g)
Other reserves	—	—	—			(248,150)	2(h)	(248,150)
Foreign exchange reserve	—	—	—			(2,094)	2(c)	(2,049)
Accumulated deficit	—	—	—			(18,887)	2(b)	119,132
						246,808	2(c)
						(108,789)	2(f)
Total Shareholders’ Equity/(Deficit)	514,052	(108,746)	(96,044)	—		(318,400)		99,608

Total Liabilities and Shareholders’ Equity/(Deficit)	€844,072	$450,367	€397,764	€—		€(481,600)		€760,236

2.	UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in Euros thousands unless otherwise denoted)

							Reflecting Actual Redemptions upon the Closing of the Business Combination on January 27, 2022
	SGHC (Historical)	SEAC (Historical in USD)	SEAC (Historical in Euros) 1(aa)	Presentation Alignment		Notes	Transaction accounting adjustments		Notes	Pro forma combined
Revenue	€1,320,658	$—	€—	€			€			€1,320,658
Direct and marketing expenses	(896,494)	—	—							(896,494)
Other operating income	8,042	—	—							8,042
General and administrative expenses	(149,859)	(7,281)	(6,157)							(156,016)
Depreciation and amortization expense	(83,560)	—	—							(83,560)
Formation and operating costs	—	—	—		—					—
Transaction expenses	—	—	—					(18,887)	2(dd)	(18,887)
Listing expenses	—	—	—					(108,789)	2(aa)	(108,789)

Profit/(Loss) from operations	198,787	(7,281)	(6,157)		—			(127,676)		64,954
Other income and expenses:
Change in fair value of warrant liability	—	(41,875)	(35,410)							(35,410)
Transaction costs allocated to warrant liabilities	—	—	—							—
Finance income	1,312	—	—		55	1(bb)		(55)	2(cc)	1,312
Finance expense	(6,370)	—	—					5,046	2(bb)	(1,324)
Gain on derivative contracts	15,830	—	—							15,830
Gain on bargain purchase	16,349	—	—							16,349
Interest earned on marketable securities held in Trust Account	—	65	55		(55)	1(bb)				—

Profit/(loss) before taxation	225,908	(49,091)	(41,512)		—			(122,685)		61,711
Income taxation	9,970	—	—					—	2(ee)	9,970

Profit/(loss) for the year	€235,878	$(49,091)	€(41,512)		€—			€(122,685)		€71,681
Weighted average shares outstanding of Class A common stock	N/A	45,000,000	45,000,000							N/A
Basic and diluted loss per share, Class A common stock	N/A	$(0.87)	€(0.74)							N/A
Weighted average shares outstanding of Class B common stock	N/A	11,250,000	11,250,000							N/A
Basic and diluted net loss per share, Class B common stock	N/A	$(0.87)	€(0.74)							N/A
Weighted average shares outstanding of common shares, basic and diluted	55,497,173	N/A	N/A							N/A
Earnings per share, basic and diluted	4.25	N/A	N/A							N/A
Weighted average shares outstanding of common shares, basic	N/A	N/A	N/A						3	490,197,468
Earnings per share, basic	N/A	N/A	N/A							€0.15
Weighted average shares outstanding of common shares, diluted	N/A	N/A	N/A						3	574,666,556
Earnings per share, diluted	N/A	N/A	N/A							€0.12

3.	NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share data)
Note 1 — IFRS Adjustments and Reclassifications
The historical financial information of SEAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information.
The IFRS Adjustments and Reclassifications included in the unaudited pro forma condensed combined statement of financial position as of December 31, 2021 are as follows:

(a)
The historical financial information of SEAC was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical balance sheet of SEAC was translated from U.S. dollars to Euro’s using the historical closing exchange rate, as of December 31, 2021, of $1.00 to €0.8832.

(b)	Reflects the reclassification adjustments to align SEAC’s historical balance sheet with the presentation of SGHC’s financial statements.

(c)	Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of SEAC’s Class A common stock subject to possible redemption into Non-Current Liabilities (Loans and borrowings).
The IFRS Adjustments and Reclassifications included in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 are as follows:

(aa)
The historical financial information of SEAC was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical unaudited statement of operations of SEAC was translated from U.S. dollars to Euro’s using the average exchange rate for the period from January 1, 2021 through December 31, 2021 of $1.00 to €0.8456.

(bb)	Reflects the reclassification adjustment to align SEAC’s historical statement of operations with the presentation of SGHC’s statement of profit or loss.
Note 2 — Transaction Accounting Adjustments to unaudited pro forma condensed combined financial information
The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of financial position as of December 31, 2021 are as follows:

(a)	Reflects the reclassification of €397.6 million in cash and marketable securities held in the Trust Account that became available to fund the Business Combination.

(b)	Represents payment of estimated transaction costs of €42.1 million not yet incurred as of December 31, 2021 but expected to be incurred as a part of the Business Combination.

(1)
Payment of deferred underwriters’ fees of €9.5 million. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of Cash and cash equivalents of €9.5 million with a corresponding decrease of €9.5 million to Deferred underwriting fee payable.

(2)
Payment of incremental expenses attributable to equity issuance costs related to the Business Combination incurred through the Business Combination of €13.7 million. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of Cash and cash equivalents of €13.7 million with a corresponding decrease of €13.7 million to Issued capital.

(3)
Payment of all other incremental expenses related to the Business Combination incurred through the Business Combination of €18.9 million. The unaudited pro forma condensed combined statement of financial position reflects these costs as a reduction of Cash and cash equivalents of €18.9 million with a corresponding increase of €18.9 million to Accumulated deficit.

(c)	To reflect the recapitalization of SGHC through:

•
As a result of the
Pre-Closing
Reorganization, the equity of SGHC on the date of the
Pre-Closing
Reorganization is contributed to the Company, which consists of all the aggregate Issued capital, Foreign exchange reserve and Retained profit in SGHC to the Company of €269.3 million, €2.1 million and €246.8 million, respectively.

•	The issuance of 458,721,777 Super Group Ordinary Shares to SGHC Shareholders

•	The payment of €220.7 million in cash to SGHC shareholders for repurchases from Pre-Closing Holders
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

(e)
Reflects the Merger between SEAC and Merger Sub with SEAC as the surviving entity. The Merger reflects the surrender of all SEAC Class A Shares in exchange for the same number of Super Group Ordinary shares. SEAC warrant holders received Super Group Warrants on a one for one basis. Due to the fact that the equity is exchanged on a one for one basis there is no impact on the combined company financial information with the exception of the reclassification of the SEAC Class A Shares subject to redemption of €397.4 million from liabilities to equity. Immediately prior to the Merger, holders of SEAC Class A Shares were able to elect to redeem their shares for cash and as a result these shares are not reclassified but rather derecognized (see Note 2(g)). The unaudited pro forma condensed combined statement of financial position reflects this reclassification as a decrease of Loans and borrowings of €397.4 million and a decrease in SEAC Class A Common Stock to nil with a corresponding increase to Super Group Issued Capital of €397.4 million. Further, this entry represents the elimination of the historical SEAC Accumulated deficit of €96.0 million.

(f)
The Merger is accounted for under IFRS 2. The difference in the estimated fair value of equity instruments (i.e., shares and warrants issued by Super Group) over the fair value of identifiable net assets of SEAC represents a service for listing of the Super Group Shares and is accounted for as a share based payment expense in accordance with IFRS 2. The cost of the service, which is a non-cash
and
non-recurring
expense, is estimated to be €108.8 million based on the calculation presented in the table below using SEAC market prices as of January 27, 2022 for both the Public Warrants to be automatically converted into Super Group Warrants and SEAC Class A Common Stock to be exchanged for Super Group Shares to be issued by Super Group. For the Private Placement Warrants to be automatically converted into Super Group Warrants, a preliminary valuation was performed as of January 27, 2022 for the purpose of determining the associated expense. The valuation applied a Black Scholes model, using key assumptions for volatility, risk-free rate and SEAC Class A Common Stock price. Any increase or decrease in volatility of 5%, leaving all other assumptions unchanged, would result in an increase in the fair value of the Private Placement Warrants of approximately €1.7 million or decrease in the fair value of the Private Placement Warrants of approximately €4.2 million, respectively.

	Reflecting Actual Redemptions upon the Closing of the Business Combination on January 27, 2022
	Note	Shares	in thousands
Total Super Group Shares to be issued to SEAC stockholders		31,475,691
Market value per share at January 27, 2022		$8.14
Fair value of shares issued in USD			$256,212
Fair value of shares issued in EUR at the December 31, 2021 exchange rate			€226,287
Super Group Warrants to be issued
—SEAC Private Placement Warrants		11,000,000
—SEAC Public Warrants		22,500,000
Total Super Group Warrants to be issued to SEAC Warrant holders		33,500,000
Fair value per Private Placement Warrant at January 27, 2022		$1.45
Market value per Public Warrant at January 27, 2022		$1.63
Fair value of warrants issued in USD			$52,625
Fair value of warrants issued in EUR at the December 31, 2021 exchange rate			€46,478
Fair value of shares and warrants issued in consideration for combination in EUR			€272,765
Net assets of SEAC at December 31, 2021 in EUR	2(i)		305,856
Removal of Warrant Liabilities from net Assets			76,927
SEAC redemption payments			(218,807)

Net assets of SEAC acquired at June 30, 2021 in EUR 1			€163,976
Difference—being IFRS 2 charge for listing services in EUR			€108,789
1 –The net assets of SEAC for the purposes of the IFRS 2 calculation represent the net assets of SEAC at December 31, 2021 excluding the Warrant Liabilities as those warrants are exchanged for Super Group Warrants and therefore do not represent a liability assumed but are included in the calculation of the consideration transferred.

The net assets of SEAC includes a reduction of cash totaling €218.8 million which represents the redemption of SEAC Class A Shares. See Note 2(g) directly below.

(g)
Reflects the actual redemption of 24,774,309 SEAC Class A Shares for aggregate redemption payments of €218.8 million prior to the Business Combination. The unaudited pro forma condensed combined statement of financial position reflects this payment as a reduction to Cash and cash equivalents of €218.8 million with a corresponding decrease to Issued capital of €218.8 million.

(h)
As described in Section 2.2(b) of the Business Combination Agreement,
Pre-Closing
Holders have a contingent right to receive up to 50,969,088 Earnout Shares. The Earnout Shares are issuable by Super Group to the
Pre-Closing
Holders subject to attainment of certain stock price hurdles over a five-year period from the Closing Date. In accordance with IAS 32 (Financial Instruments—Presentation), the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in Super Group issuing a variable number of shares in the future the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited pro forma condensed combined statement of financial position. The offsetting entry is made to Other Reserves as this is recorded in the same manner as a dividend since it is giving value to existing shareholders. A preliminary valuation assessment was performed for the purpose of determining an estimate of the financial liability using an option pricing model using key assumptions for: volatility; risk-free rate; and beginning Super Group share price (proxied using the SEAC Class A Share price). The preliminarily estimated valuation of the liability as of January 27, 2022 was approximately €248.2 million an increase or decrease in volatility of 5%, leaving all other assumptions unchanged, would result in an increase in the fair value of the Earnout Shares of approximately €18.7 million or decrease in the fair value of the Earnout Shares of approximately €22.3 million, respectively.

(i)
Reflects the release of the remaining accrual balance for deferred underwriters’ fee payable with a corresponding increase to Issued capital. Such amount has also been deducted from liabilities in the calculation of net assets as part of the IFRS 2 charge. (See Note 2(f)).

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 are as follows:

(aa)	Reflects an adjustment for the €108.8 million excess of the fair value of the shares issued over the value of the net assets acquired in the Business Combination.

(bb)
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

(dd)
Reflects the incremental expenses described previously in Note 2(b)(3), incurred in connection with the Business Combination and recorded against Accumulated deficit. These costs have been presented as Transaction expenses.

(ee)	Due to the nature of the adjusting entries and the fact that most legal entities are domiciled in Guernsey, a territory with no income tax, there is no tax effect to any of the pro forma adjustments.
Note 3 — Earnings per share
The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that SEAC’s initial public offering occurred as of January 1, 2021. In addition, as the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed for the entire period.
The following tables summarize the number of basic and diluted weighted average shares outstanding for the year ended December 31, 2021:

	For the year ended December 31, 2021
	Shares	€ in thousands
Pro forma profit		71,681
Basic weighted average shares outstanding	490,197,468
Basic earnings per share	€0.15
Diluted weighted average shares outstanding	574,666,556
Diluted earnings per share	€0.12

For the year ended December 31, 2021
Shares
Weighted average shares calculation, basic and diluted
Super Group Shares Outstanding	490,197,468

Basic weighted average shares outstanding	490,197,468
Warrants outstanding	33,500,000
Earnout shares	50,969,088

Diluted weighted average shares outstanding	574,666,556
Note 4 — Insignificant acquisitions
The unaudited pro forma condensed combined statement of profit or loss for the year ended December 31, 2021 does not include the pre-acquisition
results of Haber Investments, Red Interactive, Webhost, DigiProc, Partner Media, Buffalo Partners, Raichu, Raging River or Digiprocessing Mauritius as these were not considered significant for the purposes of presenting Article 11 pro forma information.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details
The Super Group ordinary shares and warrants are listed on the NYSE under the symbols SGHC and SGHC WS, respectively.

B.	Plan of Distribution
Not applicable.

C.	Markets
The Super Group ordinary shares and warrants are listed on the NYSE under the symbols “SGHC” and “SGHC WS,” respectively.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not required.

B.	Memorandum and Articles of Incorporation
Our Memorandum of Incorporation provides that the objects and powers of Super Group (SGHC) Limited are not restricted and our Articles of Incorporation (or the “Articles”), permit us to engage in any lawful act or activity for which companies may be organized under the Companies (Guernsey) Law, 2008 (as amended) (the “Guernsey Companies Law”).
The Articles grant the Board of Directors all the powers necessary for managing, directing and supervising the management of the business and affairs of Super Group (SGHC) Limited.
The Board of Directors of Super Group (SGHC) Limited is authorized to issue an unlimited number of shares of any class. The Super Group Board may create and issue additional classes of shares, including preferred shares. Such additional classes of shares will have such rights and restrictions as may be determined by the Super Group Board.

The holders of ordinary shares are entitled to such dividends as may be declared by the Super Group Board, subject to the Guernsey Companies Law and the Super Group Governing Documents. Dividends and other distributions authorized by the Super Group Board in respect of the issued and outstanding ordinary shares shall be paid in accordance with the Super Group Governing Documents and shall be distributed among the holders of ordinary shares on a pro rata basis.
Ordinary shares entitle the holder (i) on a show of hands, to one vote and (ii) on a poll, to one vote for each ordinary share registered in the name of the holder on all matters upon which the ordinary shares are entitled to vote (whether in person or by proxy). Voting at any shareholders’ meeting is by way of poll, unless otherwise determined by the Super Group Board or the shareholders of Super Group in accordance with the Guernsey Companies Law.
Where ordinary shares have been admitted to settlement by means of the uncertificated system operated by the Depository Trust Company (“DTC”) (or any other uncertificated system to which Super Group’s shares are admitted to settlement) (an “uncertificated system”), any shareholder may transfer all or any of his or her ordinary shares in accordance with and subject to the rules issued by DTC (or such other operator as may operate the relevant uncertificated system) (the “Rules”) and no written instrument of transfer shall, subject to the Rules, be required.
In addition, the Super Group Governing Documents provide (without limitation) that the Super Group Board may, subject to the Rules, decline to recognize any transfer of ordinary shares of Super Group which are admitted to settlement on an uncertificated system if (i) the transfer is in breach of the Rules or (ii) the transfer would prevent dealings in the share from taking place on an open and proper basis on the NYSE. The transfer of Super Group’s ordinary shares is also subject to any relevant securities laws (including the Exchange Act).
Super Group may purchase its own ordinary shares on a stock exchange if the acquisition is approved in advance by an Ordinary Resolution which complies with the requirements of the Guernsey Companies Law (which may be general or limited to shares of a particular class or description). Super Group may also purchase our own ordinary shares in privately negotiated transactions if the terms of the contract to acquire such shares are approved in advance by an Ordinary Resolution (again, which complies with the requirements of the Guernsey Companies Law).
The Super Group Governing Documents provide that Super Group ordinary shares are redeemable by agreement between Super Group and the relevant shareholder. However, any such redemption would need to be effected on a pro rata basis unless all other shareholders entitled to participate waive their participation rights.
We may not buy back or redeem any ordinary share unless the Super Group Board has made a statutory solvency determination that it is satisfied on reasonable grounds that Super Group will, immediately after the buy back or redemption, satisfy the solvency test set out in the Guernsey Companies Law (meaning that Super Group is able to pay its debts as they become due and that the value of Super Group’s assets is greater than the value of its liabilities).
There are no automatic conversion rights which attach to Super Group ordinary shares. The Super Group Governing Documents do, however, provide that (i) the whole or any particular class or part of a class of shares may be re-designated
as shares of another class and (ii) shares the nominal amount of which is expressed in a particular currency may be converted into shares of a nominal amount of a different currency, in each case where shareholders approve such action by Ordinary Resolution.
Super Group shall have a first and paramount lien and charge on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares. Such lien or charge shall extend to all dividends and distributions from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of Super Group’s lien and charge (if any) on such shares.
The directors of Super Group may at any time make calls upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium) and each shareholder shall pay to Super Group at the time and place appointed the amount called.

If a shareholder fails to pay any call or installment on the day appointed, the directors of Super Group may serve notice requiring payment of so much of the call or installment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by Super Group by reason of non-payment.
If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made and subject to the Guernsey Companies Law, be forfeited by a resolution of the directors of Super Group to that effect. Such forfeiture shall include all dividends or other distributions declared in respect of the forfeited share and not actually paid before the forfeiture. A forfeited share shall be deemed to be the property of Super Group and, subject to the provisions of the Guernsey Companies Law and the Super Group Governing Documents, may be sold, re-allotted
or otherwise disposed of on such terms as the directors of Super Group shall think fit. A person whose shares have been forfeited shall cease to be a shareholder in respect of those shares but shall remain liable to pay to Super Group all moneys which, at the date of forfeiture, were payable by him to Super Group in respect of the shares together with interest from the date of forfeiture until payment at such rate as the directors of Super Group may determine.
The directors of Super Group may accept from any shareholder on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.
The management of Super Group is vested in its board of directors. The Super Group Governing Documents provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting by Ordinary Resolution. At the Closing, the Super Group Board will be comprised of seven directors, and Super Group may add two additional directors to the board prior to, at or following the Closing. The Sponsor will be entitled to designate two directors of Super Group, the Sellers will be entitled to designate six directors of Super Group, and the Chief Executive Officer of Super Group will be a director of Super Group. So long as shares of Super Group are listed on the NYSE, the Super Group Board shall include such number of “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require.

C.	Material Contracts
The Business Combination Agreement and the Business Combination were consummated on January 27, 2022 by and among SEAC, SGHC, Super Group, Merger Sub and Sponsor.
Pursuant to the Business Combination Agreement, prior to the closing of the Business Combination, SGHC underwent a pre-closing
reorganization wherein all existing shareholders of SGHC exchanged their shares of SGHC for Super Group ordinary shares. As described in the Business Combination Agreement, effective immediately following and conditioned upon the Closing, Super Group purchased Super Group ordinary shares from certain
Pre-Closing
Holders in exchange for cash consideration equal to $10.00 per Super Group ordinary share.
Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following has occurred: (a) SEAC’s issued and outstanding shares of SEAC Class B common stock, subject to the terms of the Founder Holder Consent Letter (as defined and described below), have converted automatically on a one-for-one
basis into shares of SEAC Class A common stock; and (b) Merger Sub has merged with and into SEAC, with SEAC continuing as the surviving company, as a result of which (i) SEAC has become a wholly-owned
subsidiary of Super Group; (ii) each issued and outstanding unit of SEAC, consisting of one share of SEAC Class A common stock and one-half
of one warrant, were automatically detached, (iii) each issued and outstanding share of SEAC Class A common stock, was converted into the right to receive one Super Group ordinary share; and (iv) each issued and outstanding SEAC warrant to purchase a share of SEAC Class A common stock have become exercisable for one Super Group ordinary share.

See Item 4.B for descriptions of Material Contracts.

D.	Exchange Controls
There is no exchange control legislation or regulation in Guernsey except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E.	Taxation
Material Tax Considerations
Material U.S. Federal Income Tax Considerations
This section describes the material U.S. federal income tax considerations applicable to U.S. Holders of the ownership and disposition of Super Group Ordinary Shares. This section addresses only those holders that hold Super Group Ordinary Shares as a capital asset (generally property held for investment). This section does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

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

•
investors that hold Super Group Ordinary Shares or who will hold Super Group Ordinary Shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

•	U.S. expatriates or former long-term residents of the United States;

•	investors subject to the U.S. “inversion” rules;

•	holders owning or considered as owning (directly, indirectly, or through attribution) five percent (measured by vote or value) or more of Super Group Ordinary Shares; or

•	persons who received any Super Group Ordinary Shares issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation.
This description in this section does not discuss any state, local, or
non-U.S.
tax considerations, any
non-income
tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Super Group Ordinary Shares, the tax treatment of such partnership and any person treated as a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding Super Group Ordinary Shares, you are urged to consult your tax advisor regarding the tax consequences to you of the ownership and disposition of Super Group Ordinary Shares by the partnership.
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
EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF SUPER GROUP ORDINARY SHARES.
For purposes of the description set forth in this section, a “U.S. Holder” is a beneficial owner of Super Group Ordinary Shares that is:

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

Treatment of the Company as a
non-U.S.
Corporation for U.S. Federal Income Tax Purposes
Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, the Company, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Guernsey incorporated entity and tax resident of Guernsey, would generally be classified as a
non-U.S.
corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a
non-U.S.
corporation to be treated as a U.S. corporation for U.S. federal income tax purposes.
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
Based on the complex rules for determining share ownership for purposes of the Ownership Test and certain factual assumptions, former SEAC stockholders are expected to be treated as holding less than 80% (by both vote and value) of Super Group by reason of their former ownership of SEAC common stock, and therefore Super Group is not expected to satisfy the Ownership Test. As a result, Super Group believes, and the remainder of this discussion assumes that, it will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.
Furthermore, the interpretation of Treasury Regulations relating to the Ownership Test is subject to uncertainty, and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Super Group’s status as a
non-U.S.
entity for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.
If it were determined that Super Group is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, Super Group would be liable for U.S. federal income tax on its income just like any other U.S. corporation, and U.S. Holders and
Non-U.S.
Holders (as defined below) of Super Group ordinary shares and public warrants would be treated as holders of stock and warrants of a U.S. corporation.

U.S. Federal Income Taxation of U.S. Holders
Tax Consequences to U.S. Holders of Ownership and Disposition of Super Group Ordinary Shares and Public Warrants
Dividends and Other Distributions on Super Group Ordinary Shares
Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on Super Group Ordinary Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Super Group Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Super Group Ordinary Shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Super Group Ordinary Shares and Public Warrants.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that the Company pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate
U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if Super Group Ordinary Shares are readily tradable on an established securities market in the United States or the Company is eligible for benefits under an applicable tax treaty with the United States (although Guernsey does not currently have an applicable tax treaty with the United States with respect to the elimination of double taxation), and, in each case, the Company is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Super Group Ordinary Shares and Public Warrants.
Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Super Group Ordinary Shares or Public Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Super Group Ordinary Share or Public Warrant in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Super Group Ordinary Share or Public Warrant exceeds one year. Long-term capital gain realized by a non-corporate
U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.
Exercise, Lapse or Redemption of Public Warrants
Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a public warrant, a U.S. Holder generally will not recognize taxable gain or loss on the exercise of a public warrant. The U.S. Holder’s tax basis in the Super Group Ordinary Share received upon exercise of a Public Warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the public warrant in respect of which the exercised public warrant was received and the exercise price of such public warrant. It is unclear whether the U.S. Holder’s holding period for the Super Group Ordinary Shares received upon exercise of the Public Warrants will begin on the date following the date of exercise or on the date of exercise of the public warrants; in either case, the holding period will not include the period during which the U.S. Holder held the public warrants. If a public warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the public warrant.

Passive Foreign Investment Company Rules
The treatment of U.S. Holders of Super Group Ordinary Shares could be materially different from that described above if Super Group is treated as a PFIC for U.S. federal income tax purposes.
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

Based on the nature of our business and the valuation of our assets, including goodwill, we expect that Super Group will not be treated as a PFIC for its taxable year ended December 31, 2022. However, no assurances regarding our PFIC status can be provided for current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of transactions we may enter into during 2022 and in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current taxable year or any future taxable year.
If Super Group is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Super Group Ordinary Shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ordinary shares, even if we ceased to meet the threshold requirements for PFIC status in any particular year, unless an applicable PFIC election (or elections) has been made with respect to the ordinary shares or public warrants (to the extent available), as described below under the heading “ — PFIC Elections.”
If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Generally, any gain recognized by the U.S. Holder on the sale or other disposition of its Super Group Ordinary Shares (which may include gain realized by reason of transfers of Super Group Ordinary Shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Super Group Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Super Group Ordinary Shares) would be subject to tax under the following rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Super Group Ordinary Shares;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Super Group’s first taxable year in which Super Group is a PFIC, will be taxed as ordinary income;

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

PFIC Elections
In general, if Super Group is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Super Group Ordinary Shares by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of Super Group’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which Super Group’s taxable year ends and each subsequent taxable year. However, a U.S. Holder may make a QEF election with respect to our ordinary shares or public warrants only if we annually provide such U.S. Holder with certain tax information, and we currently do not intend to prepare or provide such information. As a result, the QEF election is not expected to be available to a U.S. Holder and the remainder of this disclosure assumes that such election will not be available. If Super Group is a PFIC and Super Group Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences described above if such U.S. Holder makes a mark-to-market
election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Super Group Ordinary Shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Super Group Ordinary Shares at the end of such year over its adjusted basis in its Super Group Ordinary Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Super Group Ordinary Shares over the fair market value of its Super Group Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market
election). The U.S. Holder’s basis in its Super Group Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Super Group Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market
election may not be made with respect to public warrants.

The
mark-to-market
election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE (on which Super Group Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market
election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Super Group Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market
with respect to Super Group Ordinary Shares under their particular circumstances.
Related PFIC Rules
If Super Group is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Super Group receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market
election generally would not be available with respect to such lower- tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
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
The rules dealing with PFICs and with the QEF, purging, and
mark-to-market
elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Super Group Ordinary Shares and Public Warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to Super Group’s securities under their particular circumstances.
Additional Reporting Requirements
Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Super Group Ordinary Shares, subject to certain exceptions (including an exception for Super Group Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Super Group Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Super Group Ordinary Shares.

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
THE DESCRIPTION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH ABOVE MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF SUPER GROUP ORDINARY SHARES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.
Island of Guernsey Tax Considerations
The following summary of the anticipated tax treatment in Guernsey applies to persons holding Super Group ordinary shares as an investment and the potential tax treatment, depending on the individual status of investors, on Super Group shareholders resident in Guernsey. The summary does not constitute legal or tax advice and is based on taxation law and published Revenue Service practice in Guernsey at the date of this document, which is subject to change, possibly with retroactive effect. Prospective investors should be aware that the level and bases of taxation may change from those described and should consult their own professional advisers on the implications of making an investment in, holding or disposing of Super Group ordinary shares under the laws of the countries in which they are liable to taxation.
Taxation of Super Group
Super Group is resident for tax purposes in Guernsey and is subject to the company standard rate of income tax in Guernsey, currently charged at the rate of 0%. Super Group will be taxed at the company standard rate of income tax provided the income of Super Group does not include income arising from:

•	certain types of banking business;

•	the provision of custody services when carried on by an institution or business that carries on certain types of banking business;

•
the carrying on of regulated activities within the meaning of the Regulation of Fiduciaries, Administration Businesses and Company Directors, etc. (Bailiwick of Guernsey) Law, 2020, as amended, by a licensed fiduciary within the meaning of that law;

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
It is not intended that the income of Super Group will be derived from any of those sources.
Guernsey currently does not levy taxes upon capital, inheritances, capital gains, gifts, sales or turnover. No stamp duty or similar is chargeable in Guernsey on the issue, transfer or redemption of shares in Super Group.
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
Broadly, the ESR require Guernsey tax resident entities that generate income in a given tax year from certain activities to demonstrate that they have sufficient economic substance in Guernsey. There are a series of tests within the ESR to determine whether an entity has sufficient economic substance, which are: 1) the entity must be directed and managed in Guernsey 2) the entity must perform its core income generating activities (“CIGA”) in Guernsey and 3) the entity must be able to demonstrate that it has adequate people, premises and expenditure commensurate with the level and type of business activity in Guernsey.

Where an entity is unable to demonstrate that it meets the tests under the ESR then it would be deemed to fail. Failure to comply with the ESR can result in financial penalties, information exchange with tax authorities in other jurisdictions and persistent failures can result in the entity being struck-off
from the company register.
To the extent that Super Group generates gross income from an in-scope
activity under the ESR, then it may be required to comply with the ESR.
Taxation of Super Group Shareholders
Super Group Shareholders who are not resident in Guernsey (which includes Alderney and Herm) will not suffer any tax in Guernsey in respect of any payments of interest or distributions or income of a similar nature made to them by Super Group in respect of their holding of Shares provided such payments are not to be taken into account in computing the profits of any permanent establishment in Guernsey through which such Super Group Shareholder carries on business in Guernsey.
A Super Group Shareholder who is resident in Guernsey (which includes Alderney and Herm) for Guernsey tax purposes, or who is not so resident but carries on business in Guernsey through a permanent establishment to which the holding of Shares is attributable, will incur Guernsey income tax at the applicable rate on dividends paid to that Super Group Shareholder by Super Group. Where such a Shareholder is an individual, Super Group is responsible for the deduction of tax from dividends and the accounting of that tax to the Director of the Revenue Service in Guernsey in respect of dividends paid by Super Group to such Shareholder.
As already referred to above, Guernsey currently does not levy taxes upon capital, inheritances, capital gains, gifts, sales or turnover, nor are there any estate duties (save for registration fees and ad valorem duty for a Guernsey Grant of Representation where the deceased dies leaving assets in Guernsey which require presentation of such a Grant).
No stamp duty or similar tax is chargeable in Guernsey on the issue, transfer or redemption of shares in Super Group.

F.	Dividends and Paying Agents
Not required.

G.	Statement by Experts
Not applicable.

H.	Documents on Display

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
Super Group Warrants
Public Shareholders’ Warrants
Each whole Super Group warrant entitles the registered holder to purchase one Super Group ordinary share at a price of $11.50 per share, subject to adjustment as discussed below. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Super Group ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire at 5:00 PM, Eastern Time, on January 27, 2027, or earlier upon redemption or liquidation.
Super Group will not be obligated to deliver any Super Group ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and Super Group will not be obligated to issue a Super Group ordinary share upon exercise of a warrant unless the Super Group ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will Super Group be required to net cash settle any warrant.

Super Group has filed with the SEC a registration statement covering the Super Group ordinary shares issuable upon exercise of the Super Group warrants. Super Group will use its commercially reasonable efforts to maintain a current prospectus relating to those Super Group ordinary shares until the Super Group warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if Super Group ordinary shares are at the time of any exercise of a Super Group warrant not listed on a national securities exchange and, as such, do not satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, Super Group may, at its option, require holders of public warrants who exercise their Super Group warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event Super Group so elects, Super Group will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Super Group Ordinary Shares issuable upon exercise of the Super Group warrants is not effective, Super Group warrant holders may, until such time as there is an effective registration statement and during any period when Super Group will have failed to maintain an effective registration statement, exercise Super Group warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In such event, each holder would pay the exercise price by surrendering the Super Group warrants for that number of Super Group ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Super Group ordinary shares underlying the Super Group warrants, multiplied by the excess of the “fair market value” of a Super Group ordinary share over the exercise price of a Super Group warrant by (y) the fair market value and (B) 0.361 per whole Super Group warrant. The “fair market value” as used in this paragraph shall mean the average of the last reported sale prices of the Super Group ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the Super Group warrant agent. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.
Redemption of warrants when the price per Super Group ordinary share equals or exceeds $18.00.
Super Group may redeem the outstanding Super Group warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per Super Group warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each Super Group warrant holder; and

•
if, and only if, the last reported sale price of the Super Group ordinary shares for any 20 trading days within a
30-trading
day period (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Super Group warrant as described under the heading—Anti-Dilution Adjustments”).

Super Group will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Super Group ordinary shares issuable upon exercise of the Super Group warrants is then effective and a current prospectus relating to those Super Group ordinary shares is available throughout the
30-day
redemption period. If and when the Super Group warrants become redeemable by Super Group, Super Group may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Super Group has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Super Group warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Super Group warrants, each Super Group warrant holder will be entitled to exercise his, her or its Super Group warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising Super Group warrant holder to pay the exercise price for each Super Group warrant being exercised. However, the price of the Super Group ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Super Group warrant as described under the heading—Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption of Super Group warrants when the price per Super Group ordinary share equals or exceeds $10.00.
Super Group may redeem the outstanding warrants:

•	in whole and not in part;

•
at $0.10 per Super Group warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Super Group warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of the Super Group ordinary shares except as otherwise described below;

•
if, and only if, the Reference Value (as defined above under the heading “—Redemption of warrants when the price per Super Group ordinary share equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Super Group warrant as described under the hearing—Anti- Dilution Adjustments”); and

•
if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading—Anti-Dilution Adjustments”), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the Super Group warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of Super Group ordinary shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the Super Group ordinary shares on the corresponding redemption date (assuming holders elect to exercise their Super Group warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of the Super Group ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Super Group warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the
10-trading
day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Super Group warrant or the exercise price of a warrant is adjusted as set forth under the heading “—Anti-Dilution Adjustments” below. If the number of shares issuable upon exercise of a Super Group warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the Super Group warrant after such adjustment and the denominator of which is the price of the Super Group warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Super Group warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Super Group warrant as so adjusted. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

	Fair Market Value of Ordinary Shares ($)
Redemption Date (period to expiration of warrants)	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361

	Fair Market Value of Ordinary Shares ($)
Redemption Date (period to expiration of warrants)	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Super Group ordinary shares to be issued for each Super Group warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or
366-day
year, as applicable. For example, if the volume weighted average price of the Super Group ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Super Group warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Super Group warrants, holders may choose to, in connection with this redemption feature, exercise their Super Group warrants for 0.277 Super Group ordinary shares for each whole Super Group warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of the Super Group ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Super Group warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Super Group ordinary shares for each whole warrant. In no event will the Super Group warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Super Group ordinary shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the Super Group warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Super Group ordinary shares.
This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the Super Group ordinary shares are trading at or above $10.00 per share, which may be at a time when the trading price of the Super Group ordinary shares is below the exercise price of the Super Group warrants. Super Group has established this redemption feature to provide it with the flexibility to redeem the Super Group warrants without the Super Group warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of warrants when the price per Super Group ordinary share equals or exceeds $18.00.” Holders choosing to exercise their Super Group warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Super Group warrants based on an option pricing model with a fixed volatility input as of the date that SEAC filed its final prospectus in connection with its initial public offering. This redemption right provides Super Group with an additional mechanism by which to redeem all of the outstanding Super Group warrants, and therefore have certainty as to its capital structure as the Super Group warrants would no longer be outstanding and would have been exercised or redeemed and Super Group will be required to pay the redemption price to warrant holders if it chooses to exercise this redemption right and it will allow Super Group to quickly proceed with a redemption of the Super Group warrants if it determines it is in its best interest to do so. As such, Super Group would redeem the Super Group warrants in this manner when it believes it is in its best interest to update its capital structure to remove the Super Group warrants and pay the redemption price to the Super Group warrant holders.

As stated above, Super Group can redeem the Super Group warrants when the Super Group ordinary shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing Super Group warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If Super Group chooses to redeem the Super Group warrants when the Super Group ordinary shares are trading at a price below the exercise price of the warrants, this could result in the Super Group warrant holders receiving fewer Super Group ordinary shares than they would have received if they had chosen to wait to exercise their Super Group warrants for Super Group ordinary shares if and when such Super Group ordinary shares were trading at a price higher than the exercise price of $11.50.
No fractional Super Group ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, Super Group will round down to the nearest whole number of the number of Super Group ordinary shares to be issued to the holder.
Redemption procedures
A holder of a Super Group warrant may notify Super Group in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Super Group warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates or any person subject to aggregation with such person for the purposes of the “beneficial ownership” test under Section 13 of the Exchange Act, or any “group” (within the meaning of Section 13 of the Exchange Act) of which such person is or may be deemed to be a part), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such amount as specified by the holder) of the Super Group ordinary shares outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments
If the number of outstanding Super Group ordinary shares is increased by a stock dividend payable in Super Group ordinary shares, or by a split-up
of Super Group ordinary shares or other similar event, then, on the effective date of such stock dividend, split-up
or similar event, the number of Super Group ordinary shares issuable on exercise of each Super Group warrant will be increased in proportion to such increase in the outstanding Super Group ordinary shares. A rights offering made to holders of Super Group ordinary shares entitling holders to purchase Super Group ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of Super Group ordinary shares equal to the product of (i) the number of Super Group ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Super Group ordinary shares) and (ii) one minus the quotient of (x) the price per Super Group ordinary share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Super Group ordinary shares, in determining the price payable for Super Group ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Super Group ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Super Group ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if Super Group, at any time while the Super Group warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of the Super Group ordinary shares on account of such Super Group ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends (initially defined as up to $0.50 per share in a 365 day period), then the Super Group warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Super Group ordinary share in respect of such event.
If the number of outstanding Super Group Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Super Group Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Super Group Ordinary Shares issuable on exercise of each Super Group warrant will be decreased in proportion to such decrease in outstanding Super Group Ordinary Shares.

Whenever the number of Super Group Ordinary Shares purchasable upon the exercise of the Super Group warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Super Group Ordinary Shares purchasable upon the exercise of the Super Group warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Super Group Ordinary Shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding Super Group Ordinary Shares (other than those described above or that solely affects the par value of such Super Group Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which Super Group is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Super Group Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Super Group as an entirety or substantially as an entirety in connection with which Super Group is dissolved, the holders of the Super Group warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Super Group warrants and in lieu of the Super Group Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Super Group Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Super Group Ordinary Shares in such a transaction is payable in the form of Super Group Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter
market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the Super Group warrants in order to determine and realize the option value component of the Super Group warrant. This formula is to compensate the Super Group warrant holder for the loss of the option value portion of the Super Group warrant due to the requirement that the Super Group warrant holder exercise the Super Group warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.
The warrant holders do not have the rights or privileges of holders of Super Group Ordinary Shares and any voting rights until they exercise their warrants and receive Super Group Ordinary Shares. After the issuance of Super Group Ordinary Shares upon exercise of the Super Group warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares will be issued upon exercise of the Super Group warrants. If, upon exercise of the Super Group warrants, a holder would be entitled to receive a fractional interest in a share, Super Group will, upon exercise, round down to the nearest whole number the number of Super Group Ordinary Shares to be issued to the warrant holder.
Private Placement Warrants
The Private Placement Warrants (including the Super Group Ordinary Shares issuable upon exercise of the Private Placement Warrants) are not redeemable by Super Group (except as described above under “Redemption of Super Group warrants when the price per Super Group Ordinary Share equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Super Group public warrants, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by Super Group and exercisable by the holders on the same basis as the Super Group public warrants.

Except as described above under “Redemption of Super Group warrants when the price per Super Group Ordinary Share equals or exceeds $10.00,” if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering the Super Group warrants for that number of shares of Super Group Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Super Group Ordinary Shares underlying the Super Group warrants, multiplied by the excess of the “fair market value” of the Super Group Ordinary Shares over the exercise price of the Super Group warrants by (y) the fair market value. The “fair market value” shall mean the average of the last reported sale prices of the Super Group Ordinary Shares for the ten trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of Super Group warrants, as applicable.

C.	Other Securities.
Not applicable.

D.	American Depositary Shares.
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2021. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2021 were not effective for the reasons set forth below.
In connection with the audits of our consolidated financial statements for each of the years ended December 31, 2021, 2020 and 2019, our management and independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As a result, a number of adjustments to our consolidated financial statements for the year ended December 31, 2021, 2020 and 2019 were identified and corrected during the course of the audit process.
The material weaknesses related to: (i) a lack of consistent application of IFRS reporting requirements across the enlarged business and (ii) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place, and (iii) inadequate internal controls over the retention of records and timely application of records in management’s accounting assessments and conclusions.
We have commenced measures to remediate these material weaknesses, including hiring additional consultants and staff. Management are overseeing the implementation of improved processes and internal controls, building our financial management and reporting infrastructure. We continue to engage with third party specialists, as required, for complex accounting matters. Our management has concluded that the material weakness related to the lack of consistent application of IFRS reporting requirements across the enlarged business as described above has been remediated as of December 31, 2021.
Although we have made progress to enhance our in-house accounting and finance function, in connection with the audit of our financial statements as of the year ended December 31, 2021, our management and our independent registered public accounting firm concluded that two material weaknesses are present.
Management’s Annual Report on Internal Control Over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
Other than the changes intended to remediate the material weaknesses noted above, no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that John Le Poidevin is an “audit committee financial expert” as defined by the SEC and that he is independent within the meaning of the rules of the NYSE.

ITEM 16B.	CODE OF ETHICS
The Super Group Board has adopted a Code of Conduct, a copy of which is available on Super Group’s EDGAR profile at www.sec.gov, and is available on our website at https://sghc.com/. The Code of Conduct applies to all of our directors, officers, employees, consultants and other staff, and is intended to meet the definition of “Code of Ethics” under Item 16B of Form
20-F.
The reference to Super Group’s website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained BDO LLP to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by BDO LLP for the audit of our annual financial statements of SGHC Limited for the years ended December 31, 2021 and 2020.

	For the year ended December 31, 2021	For the year ended December 31, 2020
Audit Fees	3,367,000	2,692,500
Audit-Related Fees	5,000	5,000
Tax Fees	331,000	50,000
All Other Fees	—	—

Total Fees	3,703,000	2,747,500
“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that BDO provides, such as consents and assistance with and review of documents filed with the SEC.
“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
There were no “All Other Fees” billed or paid during 2021 or 2020.
“Tax Fees” are the aggregate fees billed for tax advisory and compliance services.
The Super Group audit committee
pre-approves
all audit and
non-audit
services provided to our company by BDO LLP.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by NYSE for U.S. companies. We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See the financial statements beginning on page F-1 of this Report.

ITEM 18.	FINANCIAL STATEMENTS
Not applicable.

ITEM 19.	EXHIBITS
The exhibits listed below are filed as exhibits to this Report.
EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Super Group (SGHC) Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).

1.2	Amended and Restated Super Group (SGHC) Limited Articles of Incorporation (incorporated by reference to Exhibit 1.2 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).

2.1	Specimen Warrant Certificate of Sports Entertainment Acquisition Corp. (incorporated by reference to Exhibit 4.4 of Sports Entertainment Acquisition Corp.’s Registration Statement on Form S-1, as amended (File No. 333-248798) filed with the SEC on September 28, 2020).

2.2	Warrant Agreement between Continental Stock Transfer & Trust Company and Sports Entertainment Acquisition Corp. (incorporated by reference to Exhibit 4.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

2.3	Warrant Assumption Agreement among Sports Entertainment Acquisition Corp., Super Group (SGHC) Limited and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 2.3 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).

2.4	Description of Securities.*

4.1	Business Combination Agreement, dated as of April 23, 2021, by and among Sports Entertainment Acquisition Corp., SGHC Limited, Super Group (SGHC) Limited, Super Group (SGHC) Merger Sub Inc., and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 2.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).+

4.2	Letter Agreement, dated October 6, 2020, by and among Sports Entertainment Acquisition Corp., its executive officers, its directors, Sponsor and PJT Partners Holdings LP (incorporated by reference to Exhibit 10.5 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

4.3	Investment Management Trust Agreement, dated October 6, 2020, by and between Sports Entertainment Acquisition Corp. and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.3 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

Exhibit No.	Description

4.4	Exchange Agreement, dated as of April 23, 2021, by and among NewCo, SGHC Limited and the Pre-Closing Holders (incorporated by reference to Exhibit 10.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.5	Founder Holders Consent Letter, dated April 23, 2021, by and among the Founders, NewCo, SGHC Limited, Sports Entertainment Acquisition Corp. and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 10.2 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.6	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.7	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.8	Form of Amendment to Letter Agreement (incorporated by reference to Exhibit 10.5 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.9	Form of Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.6 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.10	Form of Transaction Support Agreement (incorporated by reference to Exhibit 10.7 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).+

4.11	Form of Repurchase Agreement (incorporated by reference to Exhibit 10.8 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).

4.12	Form of Founder Holders Deferral Agreement (incorporated by reference to Exhibit 10.9 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).+

4.13	Form of Indemnification Agreement, dated October 2, 2020, between SEAC and each of the officers and directors of SEAC (incorporated by reference to Exhibit 10.7 of SEAC’s Current Report on Form 8-K filed with the SEC on October 7, 2020).

4.14	SGHC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.15 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).#

4.15	Form of SGHC 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-4 (File No. 333-259395) filed with the SEC on December 22, 2021).#

Exhibit No.	Description

4.16	SGHC 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.17 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).#

8.1	List of Subsidiaries of Super Group (SGHC) Limited.*

12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

#	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.
+	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SUPER GROUP (SGHC) LIMITED
April 20, 2022
	By:	/s/ Neal Menashe
		Name:	Neal Menashe
		Title:	Chief Executive Officer and Director

SGHC Limited

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
SGHC Limited
St Peter Port, Guernsey
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of SGHC Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021
,
in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Completeness of indirect tax
As described in Note 3 and 21 and 22 to the consolidated financial statements, the Company is subject to withholding, indirect and gaming taxes in a number of international jurisdictions. Indirect tax legislation in these areas can be complex and open to interpretation. The Company provides for its estimated liability for these taxes based upon its analysis of the legislation and their applicability to its business, with the assistance of local tax experts where it considers necessary. The Company recognized €47.7 million of withholding, indirect and gaming taxes in provisions at December 31, 2021.
We identified the risk that withholding, indirect and gaming tax may be due in jurisdictions in which the Company currently does not pay indirect tax as a critical audit matter. Determining whether the company has indirect tax liabilities in specific jurisdictions is complex and requires a detailed understanding of local tax legislation and the activities of the group.
The primary procedures we performed to address this critical audit matter included:

•	We have assessed management’s processes of identifying all relevant statutes and regulations;

•
We read and evaluated management’s documentation, including relevant accounting policies and information obtained by management from external indirect tax specialists, that detailed the basis of the uncertain indirect tax positions;

•	We independently identified the territories where the Group generated significant revenue but had not identified significant indirect tax liabilities;

•
We challenged the reasonableness of management’s judgments regarding the future resolution of the uncertain tax positions, including use of personnel with specialized knowledge and skills in indirect taxes in evaluating the Company’s assessment of the probability of outcomes for the indirect taxes, including assessing that all relevant statutes and regulations have been identified.

Revenue recognition
As described in in Notes 2 and 5, the Group’s revenue (€1,320.7 million) is comprised principally of online casino and sports betting revenues (€1,245.9 million) with the remaining element predominantly representing brand licensing revenue in respect of the use of the Betway brand by third parties.
We identified the risk that in respect of the Company’s online casino and sports betting revenues, significant and unusual manual revenue adjustments could be posted to player accounts within the gaming system, or directly to the accounting system itself, to alter the reported revenue figure.
The primary procedures we performed to address this critical audit matter included:

•
Utilizing personnel with specialized knowledge and skills in IT audits, we used proprietary tools to interrogate transaction data and perform a full reconciliation of the opening to closing player liability balances from source gaming data to assist in the identification a complete population of manual adjustments.

•
We profiled adjustments posted to player accounts and identified adjustment types considered most likely to be at risk of misstatement and investigated and substantively tested a sample of such adjustments.

/s/ BDO LLP
BDO LLP
We have served as the Company’s auditor since 2013.
London, United Kingdom
April 20, 2022

F-2

SGHC Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the years ended December 31, 2021, 2020 and 2019

	Note	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s

Revenue	5	1,320,658	908,019	476,040
Direct and marketing expenses	5,6	(896,494)	(612,689)	(430,984)
Other operating income		8,042	—	—
General and administration expenses	5,6	(149,859)	(114,538)	(69,967)
Depreciation and amortization expense	5, 6	(83,560)	(55,407)	(30,460)

Profit from operations		198,787	125,385	(55,371)
Finance income		1,312	257	158
Finance expense	8	(6,370)	(10,991)	(7,735)
Gain on derivative contracts	17	15,830	—	—
Gain on bargain purchase	4	16,349	34,995	45,331

Profit before taxation		225,908	149,646	(17,617)
Income tax expense /(benefit)	9	9,970	(429)	(333)

Profit for the year attributable to owners of the parent		235,878	149,217	(17,950)
Other comprehensive (loss)/income Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(816)	(388)	1,046

Other comprehensive (loss)/income for the year		(816)	(388)	1,046

Total comprehensive income for the year attributable to owners of the parent		235,062	148,829	(16,904)

Weighted average shares outstanding, basic and diluted	10	55,497,173	54,415,374	53,863,810
Earnings/(loss) per share, basic and diluted	10	4.25	2.74	(0.33)
The accompanying notes are an integral part of these consolidated financial statements.

F-
3

SGHC Limited
Consolidated Statements of Financial Position
as at December 31, 2021 and 2020

	Note	2021 € ‘000s	2020 € ‘000s
ASSETS
Non-current assets

Intangible assets	11	172,954	198,794
Goodwill	11	25,023	18,843
Property, plant and equipment	13	12,498	4,643
Right-of-use assets	18	14,541	8,956
Deferred tax assets	9	24,108	13,734
Regulatory deposits	17	8,594	2,901
Loans receivable	17	25,516	39,804
Financial assets		1,686	—

		284,920	287,675
Current assets
Trade and other receivables	14	169,252	108,845
Income tax receivables		35,806	3,999
Restricted cash	17	60,296	12,093
Cash and cash equivalents	17	293,798	138,540

		559,152	263,477

TOTAL ASSETS		844,072	551,152

LIABILITIES
Non-current liabilities
Lease liabilities	18	10,896	6,754
Deferred tax liability	9	9,248	9,211
Interest-bearing loans and borrowings	17	764	27,001

		20,908	42,966
Current liabilities
Lease liabilities	18	5,353	2,318
Deferred consideration	4,17	13,200	2,089
Interest-bearing loans and borrowings	17	3,008	183,722
Trade and other payables	15	147,353	143,309
Customer liabilities	17	51,959	43,709
Provisions	21	47,715	45,766
Income tax payables		40,524	16,399

		309,112	437,312

TOTAL LIABILITIES		330,020	480,278

EQUITY
Issued capital	16.1	269,338	61,222
Foreign exchange reserve	16.2	(2,094)	(1,278)
Retained profit		246,808	10,930

EQUITY		514,052	70,874

TOTAL LIABILITIES AND SHARHOLDERS’ EQUITY		844,072	551,152

The accompanying notes are an integral part of these consolidated financial statements.

F-
4

SGHC Limited
Consolidated Statements of Changes in Equity
for the years ended December 31, 2021, 2020 and 2019

	Note	Issued capital	Foreign exchange reserve	Retained profit/ (accumulated deficit)	Total equity/(deficit)
		€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s

Equity as at January 1, 2019		55,001	(1,936)	(110,337)	(57,272)
Profit for the year		—		(17,950)	(17,950)
Other comprehensive income for the year		—	1,046	—	1,046

Total comprehensive income		—	1,046	(17,950)	(16,904)

Total transactions with owners		—	—	—	—

Equity as at December 31, 2019		55,001	(890)	(128,287)	(74,176)
Profit for the year		—		149,217	149,217
Other comprehensive loss for the year		—	(388)	—	(388)

Total comprehensive income		—	(388)	149,217	148,829
Dividends paid	20	—	—	(10,000)	(10,000)
Issue of share capital	16.1	6,221	—	—	6,221

Total transactions with owners		6,221	—	(10,000)	(3,779)

Equity as at December 31, 2020		61,222	(1,278)	10,930	70,874
Profit for the year		—	—	235,878	235,878
Other comprehensive loss for the year		—	(816)	—	(816)

Total comprehensive income	16.1	—	(816)	235,878	235,062
Issue of share capital, net of transaction costs	16.1	16,222	—	—	16,222
Shares issued to extinguish loans	16.1	202,625	—	—	202,625
Shares repurchased	16.1	(10,731)	—	—	(10,731)

Total transactions with owners		208,116	—	—	208,116

Equity as at December 31, 2021		269,338	(2,094)	246,808	514,052

The accompanying notes are an integral part of these consolidated financial statements.

F-
5

SGHC Limited
Consolidated Statements of Cash Flows
for the years ended December 31, 2021, 2020 and 2019

		2021	2020	2019
	Note	€ ‘000s	€ ‘000s	€ ‘000s
Cash flows from operating activities

Profit for the year		235,878	149,217	(17,950)
Add back:
Income tax expense		(9,970)	429	333
Loss on disposal of assets		2,184	88	203
Gain on derivative contracts		(15,830)	—	—
Depreciation of property, plant and equipment		3,155	2,206	1,358
Bad debt		2,608	—	—
Waiver of loans		(2,339)	—	—
Gain on bargain purchase		(16,349)	(34,995)	(45,331)
Amortization of right-of-use assets		2,841	2,010	1,703
Amortization of intangible assets		77,564	51,191	27,399
Increase in provisions		3,425	5,200	17,519
Finance income		(1,312)	(257)	(158)
Finance expense		5,861	10,991	7,735
Unrealized foreign currency gain		101	(2,036)	(130)
Changes in working capital:
Increase in trade and other receivables		(19,192)	(30,940)	(204)
(Decrease)/increase in trade and other payables		(36,970)	8,679	15,215
Increase/(decrease) in customer liabilities		6,251	5,304	(932)
Change in restricted cash		(7,336)	2,814	(2,238)
Decrease in provisions		(706)	(13,666)	(340)

Cash from operating activities		229,864	156,235	4,182
Corporation tax rebates received		12,718	—	—
Corporation tax paid		(32,729)	(4,910)	(591)

Net cash flows from operating activities		209,853	151,325	3,591
Cash flows from investing activities
Cash received in interest		981	257	158
Acquisition of intangible assets		(23,606)	(10,142)	(50)
Acquisition of property, plant and equipment		(3,147)	(1,973)	(3,349)
Acquisition of businesses, net of cash acquired	4	19,813	29,835	37,155
Cash used in financial assets		(1,686)	—	—
Restricted cash guarantee	17	(40,795)	—	—
Receipts from loans receivable		37,183	—	15,742
Issuance of Related Party Loans Receivable		(640)	—	—
Issuance of loans receivable		(570)	(23,863)	—
Proceeds from/(cash used) in regulatory deposits		(5,693)	48	(19)

Net cash flows from/(used in) from investing activities		(18,160)	(5,838)	49,637
Cash flows from/(used in) financing activities
Shares repurchased	16.1	(10,731)	—	—
Proceeds from shares issued net of transaction costs	16.1	3,072	6,221	—
Proceeds from interest-bearing loans and borrowings		—	7,142	14,610
Cash paid for deferred consideration		(4,050)	(66,027)	(20,284)
Repayment of interest-bearing loans and borrowings		(24,641)	(15,779)	—
Repayment of lease liabilities - interest		(532)	(707)	(484)
Repayment of lease liabilities - principal		(2,881)	(1,938)	(1,731)
Dividends paid		—	(10,000)	—

Net cash flows used in financing activities		(39,763)	(81,088)	(7,889)
Increase in cash and cash equivalents		151,930	64,399	45,339
Cash and cash equivalents at beginning of the year		138,540	74,365	26,679
Effects of exchange rate fluctuations on cash held		3,328	(224)	2,347

Cash and cash equivalents at end of the year		293,798	138,540	74,365

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

SGHC Limited
Notes to Consolidated Financial Statements

1	General information and basis of preparation
General information
SGHC Limited (‘SGHC’ or the ‘Company’) is a holding company primarily engaged, through its operating subsidiaries, in the business of online sports betting and casino games.
The Company is a limited company incorporated under the Companies (Guernsey) Law, 2008 (the ‘Companies Law’) on July 06, 2020. The registered office is located at Kingsway House, Havilland Street, St Peter Port, Guernsey.
SGHC and its subsidiaries (together ‘the Group’) operate a number of interactive gaming services under licenses granted by gaming authorities in various countries. SGHC is the ultimate holding company of the SGHC Group. These interactive gaming services consist mainly of casino games of chance and sports betting. The Group is focused on the delivery of a converged interactive gaming experience allowing its customers to interact with its games under several brands on a variety of platforms. The Group also licenses the Betway brand to companies external to the Group.
The consolidated financial statements of the Group for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of Directors on April
20
, 2022.
Corporate Reorganization
The Company was incorporated in July 2020, with the designed purpose of becoming the ultimate parent company of Pindus, Fengari and Pelion, through a reorganization of entities with common ownership (the ‘Reorganization’), but not under common control. The Reorganization culminated on October 7, 2020 with SGHC acquiring the share capital of Pindus, Fengari and Pelion in a share-for-share
exchange.
Pindus, Fengari and Pelion, historically had a high degree of common ownership in which multiple shareholders had similar, but not identical, ownership interests in each of the entities. As part of the restructuring of the three entities, in the period from July 2019 to April 2020, shareholdings in each of the three separate entities were made consistent through the issuance of shares or the repurchase of shares for cash to the relevant shareholders (the ‘Reorganization Transactions’). As of April 2020, shareholdings in each of the three entities were identical. When the Company was formed in July 2020, its shareholders were also consistent with each of the three existing entities. Therefore, immediately prior to the Reorganization Transactions, the shareholder ownership percentages of the Company, Pindus, Fengari and Pelion were identical, and immediately after the Reorganization Transactions, the shareholdings held in the Company by each individual shareholder were also identical.
The key dates in the Reorganization Transactions can be summarized as follows:

•	May 2018 - Pindus is incorporated.

•	July 2019 - Fengari is incorporated.

•	March 2020 - shares are issued to minority shareholders in Pindus and Fengari to fully align the shareholders and shareholding percentages.

•	April 2020 - Pelion is incorporated with shareholders and shareholding identical to that of Pindus and Fengari.

•
July 2020
-
SGHC is incorporated and issues 13,638,493 shares of no par common stock, the shareholders and shareholding percentages of SGHC are identical to those of Pindus, Fengari and Pelion at that time.

•	October 2020 - SGHC is the legal acquirer of Pindus, Fengari and Pelion in a share-for-share exchange.
The Company performed an assessment and determined Pindus to be the predecessor entity to the Company. Further, the Company determined the culmination of the Reorganization on October 7, 2020 did not have economic substance. As such, in preparing the Company’s consolidated financial statements, the Company accounted for the Reorganization Transactions in a manner similar to a transaction between entities under common control combining Fengari and Pelion from the respective dates at which those two entities had a high degree of common ownership consistent with that of the Company using the ‘pooling of interests method’ of accounting. As such, Fengari and Pelion are included in the Group financial statements from their dates of incorporation in July 2019 and April 2020, respectively.
In the Fengari, Pelion and SGHC
share-for-share
exchanges described above, shares were issued to existing shareholders for no consideration. Therefore, the number of shares outstanding was increased without an increase in resources. Therefore, the number of shares outstanding before each of the exchanges has been adjusted for the change in shares as if the issuance had occurred at the beginning of the earliest period presented. All share and per share information presented herein has been retrospectively adjusted to give effect to the culmination of the reorganization and the issuance of shares on incorporation of SGHC on January 1, 2019.
Basis of preparation
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’).
The accounting principles set out below, unless stated otherwise, have been applied consistently for all periods presented in the consolidated financial statements. SGHC’s fiscal year ends December 31. All intercompany transactions are eliminated during the preparation of the consolidated financial statements.
These financial statements are presented in Euros being the currency of the primary economic environment in which the Company operates. Foreign operations are included in accordance with the policies set out in note 2.11.
The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts presented are rounded to the nearest thousand except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

F-
7

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies
The following principal accounting policies have been used consistently in the preparation of these consolidated financial statements.

2.1	Going concern
The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation for at least a period of one year after the date these financial statements are issued, and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
The coronavirus pandemic
(‘COVID-19’)
continues to create disruptions to the global economic conditions, financial markets, businesses and the lives of individuals throughout the world, although to a lesser degree than in the 2020 and 2021 financial years. Whilst many governments have lessened or removed the restrictive measures that were in place over the height of the pandemic, management continues to monitor the potential impacts of further outbreaks on the Group and have not identified any major operational challenges through the date of issuance of these consolidated financial statements. The Group has not experienced significant negative impacts to its liquidity to date.
On 24 February 2022, Russian troops invaded Ukraine creating uncertainty on the economic and global financial markets. Management has assessed that the exposure to these markets is marginal and the unrest to date has not had a significant negative impact to the Group’s liquidity and operations in these regions have ceased. Management is monitoring the potential impact of this unrest and have not identified any major operational challenges though the date of issuance of these financial statements.
As part of the preparation of these consolidated financial statements, management has considered the impact of
COVID-19
and the Russian invasion of the Ukraine on the accounting policies and judgments and estimates.
The Group has recognized net profit for the year ended of € 235.9 million for the year ended December 31, 2021 (2020: € 149.2 million), (2019: net loss after tax 2019 of € 17.9 million) and generated cash flows from operations for the year ended December 31, 2021 of €
209.4
 million (2020: € 151.3 million). As of December 31, 2021 current assets exceeded current liabilities by € 250.0 million (2020: current liabilities exceed current assets by € 173.8 million), (2019: € 246.9 million). The Group has been in an accumulated profit position since the prior financial year and has sufficient cash and cash equivalents as at December 31, 2021 to meet its current obligations.
After having reviewed in detail the current trading position, forecasts and prospects of the Group, and the terms of trade in operation with customers and suppliers, management is satisfied that the Group has sufficient resources available to continue in operational existence for the foreseeable future. Management have prepared cash flow forecasts that model the impact of a variety of scenarios and that under each scenario the Group has the ability to manage its committed expenditure to ensure that it has sufficient working capital to continue to meet its obligations as they fall due. Based on these factors, management has a reasonable expectation that the Group has and will have adequate resources to continue in operational existence for a period of at least 12 months from April 20, 2022 and therefore have prepared the Consolidated Financial Statements on a going concern basis.
Furthermore, management has disclosed any events occurring after the Consolidated Statement of Financial Position date, including the closing of the SPAC transaction with Sports Entertainment Acquisition Corporation on January 27, 2022, which may affect the going concern of the Group in note 24 of the financial statements.

2.2	Recent accounting pronouncements
Several amendments apply for the first time in 2021, but do not have a material impact on the consolidated financial statements of the Group.
Standards issued not yet applied
The following IFRSs have been issued but have not been applied in these financial statements. Their adoption is not expected to have a material effect on the Group’s consolidated financial statements.

•	Amendments to IAS 37: Onerous contracts - Cost of Fulfilling a Contract (effective date January 1, 2022);

•	Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use (effective date January 1, 2022);

•	Amendments to IFRS 1, IFRS 9 and IAS 41: Annual Improvements to IFRS Standards 2018 - 2020 (effective date January 1, 2022);

•	Amendments to IFRS 3: Reference to the Conceptual Framework (effective date January 1, 2022);

•	Amendments to IAS 1 and IFRS Practice Statement 2: Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies (effective date January 1, 2023);

•	Amendments to IAS 8: Definition of Accounting Estimates (effective date January 1, 2023);

•	Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective date January 1, 2023);

•	IFRS 17 Insurance Contracts (effective date January 1, 2023); and

•	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective date to be confirmed).

2.3	Basis of Consolidation
A subsidiary is an entity controlled by the Group. The Group controls an entity when it has power over the entity, it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group’s consolidated financial statements include the accounts of the Company and its subsidiary undertakings.

F-
8

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.3	Basis of Consolidation (continued)

The Group
re-assesses
whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group obtains control until the date the Group ceases to control the subsidiary.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling
interest and other components of equity, while any residual gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.4	Revenue recognition
The Group generates revenue through income earned from online gaming activities, comprising online casino games and sports betting, as well as brand licensing agreements. All revenue is recognized net of the fair value of customer incentives and value-added
tax (‘VAT’) and goods and services tax (‘GST’) in countries where they are applicable.
Online casino and sports betting
Revenues generated from online casino games and sports betting are classified as derivative financial instruments accounted for in accordance with IFRS 9, ‘Financial Instruments’. These derivatives are initially recognized at fair value, representing the amount staked by the customer adjusted for any customer incentives. They are subsequently remeasured when the outcome and the transaction price is known and the amount payable is confirmed, at which point the movement is recorded as a gain or loss in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. As such gains and losses arise from similar transactions, they are offset within net revenue.
The Group recognizes revenue transactions at the fair value of the consideration received or receivable at the point the transactions are settled. Any open positions at period end are fair valued with the resulting gain or loss recorded in the Statement of Profit or Loss and Other Comprehensive Income. Customer liabilities related to these timing differences are accounted for as derivative financial instruments, further discussed in note 17.
Sports betting and online casino revenue represents the net house win adjusted for the fair market value of gains and losses on open betting positions and certain customer incentives.
Brand licensing agreements
Revenue also includes brand licensing revenues generated by the provision of the Betway brand to other online gambling companies, which is accounted for in accordance with IFRS 15, ‘Revenue from Contracts with Customers,’ by applying the five step model.
The transaction price for brand licensing contracts are composed of monthly licensing fees, monthly brand exploitation fees, and sports and
e-sports
contributions. Sports and
e-sports
contributions are variable elements which are calculated as a percentage of SGHC’s yearly global expenditure on sponsorship agreements. While the amount of these expenditures will fluctuate from year-to-year
it is within the Group’s control and is considered to be predictable. The variable portion of consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Brand licensing agreements allow the contracting partner to use the SGHC brands for the life of the contract in exchange for a fee which is billed and paid monthly. The agreements are a series of distinct services that are substantially the same and have the same pattern of transfer with the customer simultaneously receiving and consuming the benefits provided by the services. The revenue recognized by the Group on brand licensing agreements is allocated evenly on a monthly basis over the life of the contract in line with the delivery of the services and benefits.

2.5	Intangible assets
Intangible assets are principally comprised of customer databases, brands, marketing and data analytics know-how,
licenses, exclusive rights licenses, acquired technology,
internally-generated
software development costs and goodwill. All such intangible assets are stated at cost less accumulated amortization and impairment.
Goodwill
Goodwill acquired in business combinations is recognized as an intangible asset with any impairment in carrying value being charged to the Consolidated Statement of Profit and Loss and Other Comprehensive Income. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the Consolidated Statement of Profit and Loss and Other Comprehensive Income on the acquisition date.
Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken annually at October 31 (2020: December 31). Other non-financial
assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

F-
9

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.5	Intangible assets (continued)

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (‘CGU’s’). Goodwill is allocated on initial recognition to each of the Group’s CGU’s that are expected to benefit from a business combination that gives rise to the goodwill.
Intangible assets arising on acquisitions
Intangible assets are recognized on business combinations if they are separable from the acquired entity or arise from other contractual/legal rights and are recorded initially at fair value at the date of acquisition. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques.
Customer databases
Customer databases represent the customer database acquired in business combinations.
Brands
Brands represent the brands acquired in business combinations.
Licenses
Licenses represent gaming and sports betting licenses that are a prerequisite for online casino or sport betting together with supplier and outsourcing contracts.
Exclusive license rights
Exclusive license rights represents sole and exclusive rights to operate products under license agreements.
Marketing and data analytics know-how
Marketing and data analytics
know-how
represents customer and regulatory data analytics associated with player behaviors and the regulatory environment which represents material barriers to entry for both casino and sports betting activities.
Acquired technology
Acquired technology represents customer represents internally developed assets and other technology acquired in business combinations.
Internally-generated software development costs
Research costs are expensed as incurred, and development costs are only recognized as internally-generated
software if all recognition criteria according to IAS 38, ‘Intangible Assets,’ are met. Expenses that can be directly allocated to development projects are capitalized provided that:

•	the completion of the intangible asset is technically feasible;

•	the Group has the intention to complete the intangible asset and to use or to sell it;

•	the intangible asset can be sold or used internally;

•	the intangible asset will generate future benefits in terms of new business opportunities, cost savings or economies of scale;

•	sufficient technical and financial resources are available to complete the development and to use or sell the intangible asset, and

•	expenditures can be measured reliably. Direct costs include not only the personnel expenses for the development team, but also the costs for external consultants and developers.
Amortization
Amortization is provided at rates calculated to write off the valuation of each asset over its expected useful life, as follows:

Intangible Asset	Useful economic life
Customer databases	2-5 years diminishing balance method
Brands	Assessed separately for each asset, with lives ranging up to 20 years
Marketing and data analytics know-how	4-5 years straight line
Licenses	1-5 years straight line
Exclusive license rights	3 years straight line
Acquired technology	2-6 years straight line
Internally-generated software development costs	2-5 years straight line
The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

2.6	Research and development costs
Research and development costs that are not eligible for capitalization have been expensed in the period incurred totaling € 16.5 million for the year ended December 31, 2021 (2020: € 18.5 million), (2019: € 17.7 million ). These expenses are included in the ‘General and administrative expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

F-1
0

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.7	Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.

Property plant and equipment	Useful economic life
Leasehold improvements	Over the life of the lease or the useful life of the asset, whichever is shorter
Furniture and fittings	3-5 years straight line
Office equipment	3- 5 years straight line
Computer hardware and software	3-5 years straight line
The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the net carrying amount of the asset and is recorded as income or expense in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

2.8	Taxes
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
Current income tax relating to items recognized directly in equity is recognized in equity and not in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. Management evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation at each reporting date and establishes provisions where appropriate.
Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•
When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit not taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed
at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.
Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in Other Comprehensive Income (‘OCI’) or directly in equity.
Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances change. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was recognized during the measurement period or recognized in profit or loss.
The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

F-1
1

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.9	Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
Financial assets
Initial recognition and measurement
Financial assets are classified, at initial recognition and are subsequently measured at amortized cost, fair value through OCI, or fair value through profit or loss.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15, ‘Revenue from Contracts with Customers’.
For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
The Group’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.
Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at fair value through OCI with recycling cumulative gains and losses (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling cumulative gains and losses (equity instruments); and

•	Financial assets at fair value through profit or loss.
Financial assets at amortized cost
Financial assets at amortized cost are subsequently measured using the effective interest rate (‘EIR’) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Group’s financial assets at amortized cost includes:

•	trade receivables and other receivables which include amounts due from payment service providers and customers under brand licenses;

•	loans receivable which include loans to shareholders;

•	regulatory deposits which are amounts held by the regulators or ring fenced as a result of regulatory requirements in the various jurisdictions in which the Group operates; and

•	restricted cash balances.
For the purpose of the Statement of Cash Flows, cash and cash equivalents comprises of the cash at banks and on hand.
Restricted cash represents cash held at banks by the Group but which is used as security for specific arrangements (such as cash held on the Consolidated Statement of Financial Position in designated client fund accounts where certain jurisdictions require the Group to do so), and to which the Group has restricted access. It includes funds held to cover monies owed to customers, as per the terms of the various licensed jurisdictions. Restricted cash balances are classified as other financial assets held at amortized cost and further classified as current or non-current
depending on when the restriction first ends.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized (i.e. removed from the Group’s Consolidated Statement of Financial Position) when:

•	the rights to receive cash flows from the asset have expired;

•
the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a
‘pass-through’
arrangement; and either

•	the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset; or

•	the Group has transferred substantially all the risks and rewards of the asset.

F-1
2

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.9	Financial instruments (continued)

Impairment of financial assets
The Group recognizes an allowance for expected credit losses (‘ECLs’) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
There are three approaches to recognizing ECLs, the general, simplified or the purchased or originated credit-impaired
approach. The Group applies the simplified approach to the following financial assets:

•	Trade and other receivables that do not contain a significant financing component as required under IFRS 9.

•	Trade receivables that result from transactions within the scope of IFRS 15 (i.e. trade receivables relating to brand licensing agreements).

•	The Group applies the low credit risk simplification approach to the following financial assets:

•	Loans receivable that do not contain a significant component as required under IFRS 9.

•	Restricted cash that meets the definition of a financial guarantee contract that is not accounted for at fair value through profit and loss under IFRS 9.
The Group measures loss allowances for trade receivables based on the lifetime ECLs and only tracks changes in credit risk at each reporting date. The Group monitors trade and other receivables based on credit risk characteristics and aging of the receivables.
The Group assumes that the credit risk on a financial asset has increased significantly if it is more than a week overdue. The Group considers a financial asset to be in default if the borrower is unlikely to pay its obligations to the Group in full or the financial asset is more than a month overdue.
Presentation of allowance for ECL in the Consolidated Statement of Financial Position
The expected credit loss allowance for each type of financial asset (i.e. trade receivables) is deducted from the gross carrying amount of the assets (i.e.
contra-asset).
Impairment losses are shown separately on the face of the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
Financial assets with low risk
The Group applies a low credit risk approach to loans receivable, regulatory deposits and cash and cash equivalents. The Group uses a
12-month
ECL and does not assess whether a significant increase in credit risk has occurred at the reporting date.
Write-off
Write-offs
are recognized, when the Group has no reasonable expectations of recovering a financial asset either in its entirety or a portion thereof. The Group always assesses after 365 days whether or not a trade receivable needs to be written off.
Financial liabilities
Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.
All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, interest bearing loans and borrowings and lease liabilities.
Subsequent measurement
For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss; and

•	Financial liabilities at amortized cost.
Financial liabilities at amortized cost
This is the category most relevant to the Group. After initial recognition, interest-bearing
loans and borrowings are subsequently measured at amortized cost using the effective interest rate (“EIR”) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
Derecognition
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

F-1
3

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.9	Financial instruments (continued)

Derivative financial instruments
Derivative financial instruments are initially recognized at fair value on the date on which a derivative financial instrument is entered into and subsequently remeasured at fair value and changes therein are generally recognized in profit or loss. Derivative financial instruments are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Amounts received from customers on sportsbook events that have not occurred by the Consolidated Statement of Financial Position date are derivative financial instruments and have been designated by the Group on initial recognition as financial liabilities at fair value through profit or loss and the resulting gains and losses from bets are included in revenue.
Other financial instruments carried at fair value through profit and loss and Other comprehensive income (excluding those recognized in Revenue)
All financial assets measured at fair value through profit and loss (FVTPL) and other comprehensive income (FVTOCI) are recorded at fair value, being their transaction price, in the Consolidated Statement of Financial Position. The Group has elected to designate certain financial assets held as equity instruments as financial instruments carried at fair value with changes in fair value recognized in the Consolidated Statement of Other Comprehensive Income. All other assets that meet the definition of a derivative are carried at fair value through profit and loss.
When the transaction price of the instrument differs from the fair value at origination and the fair value is based on a valuation technique using only inputs observable in market transactions, the Group recognizes the difference between the transaction price and fair value in the Consolidated Statement of Profit or Loss and Other Comprehensive Income, referred to as a day 1 gains or losses. In those cases where fair value is based on valuation techniques for which some of the inputs are not observable, the difference between the transaction price and the fair value is deferred and is only recognized in profit or loss when the inputs become observable, or when the instrument is derecognized.
Subsequently, if there are no day 1 gains or losses on initial recognition, financial assets at FVTPL are re-measured
each period and the
re-measurement
is recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. Financial assets at FVTOCI remeasurements are recognized in other comprehensive income.
Debt equity swaps
When equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, the Group measures them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured. The difference between the carrying amount of the financial liability (or part of a financial liability) extinguished, and the consideration paid, shall be recognized in profit or loss, in accordance with paragraph 3.3.3 of IFRS 9 Financial Instruments. The equity instruments issued shall be recognized initially and measured at the date the financial liability (or part of that liability) is extinguished. Refer to note 3 on fair value considerations.

2.10	Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

F-1
4

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.11	Foreign currencies
Transactions and balances
Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.
Non-monetary
items measured at fair value in a foreign currency are translated using exchange rates at the date when the fair value is determined. The gain or loss arising on translation is recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
Group companies
The Group’s consolidated financial statements are presented in Euros, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency, and items included in the financial statements of each entity are measured using that functional currency.
When translating the subsidiary’s respective functional currencies into the Group’s presentation currency, which is Euros, assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated using the exchange rates at the reporting date. Income and expense items are translated using the average rates prevailing during the year. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve. If a foreign operation is entirely disposed of or control is lost due to a partial disposal, the cumulative amount of the translation reserve relating to that foreign operation is reclassified to profit or loss and is part of the gain or loss on disposal.

2.12	Pension costs
The Group makes contributions to defined contribution plans. Contributions are charged to the Consolidated Statement of Profit or Loss and Other Comprehensive Income as they become payable in accordance with the rules of the schemes. For the year ended December 31, 2021 € 2.1 million (2020: € 1.6 million) was charged to the statement of comprehensive income.

2.13	Capital management
The Group’s objectives, when managing capital, are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure in order to minimize the cost of capital.
If financing is required, management will consider whether debt or equity financing is more appropriate and proceed accordingly.
The capital employed by the Group is composed of equity attributable to the shareholders, as detailed in the Consolidated Statement of Changes in Equity.

2.14	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. For further details refer to note 21.

2.15	Business combinations
Business combinations are accounted for using the acquisition method with assets and liabilities acquired recorded at the acquisition date fair value. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition-date
fair value, and the amount of any
non-controlling
interest share (‘NCI’) in the acquiree. For each business combination, the Group elects whether to measure NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred and included in General and administrative expenses.
The Group also applies the pooling of interest method when the acquisition of a business either lacks substance or is a business combination under common control. When the pooling of interest method is applied, the assets and liabilities of all combining parties will be reflected at their predecessor carrying amounts.
The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
When the Group acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

F-1
5

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.16	Earnings per share
The Group presents basic and diluted earnings per share (‘EPS’) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shareholders of the Group outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

2.17	Leases
The Group is a lessee and enters into contracts to lease office property and motor vehicles.
Determining whether an arrangement contains a lease
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for both a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an asset, the Group assesses whether the contract meets three key evaluations under IFRS 16 ‘Leases’

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;

•
the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract the time the asset is made available to the Group; and

•
the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct how and for what purpose the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee
Right-of-use
asset
At lease commencement date, the Group recognizes a
right-of-use
asset and lease liability. The
right-of-use
asset is initially measured at cost, which is made up of the initial measurement of the liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and if applicable an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
After the commencement date, the Group measures the
right-of-use
asset applying the cost model under IFRS 16 ‘Leases’. The
right-of-use
of asset is measured at cost less accumulated amortization and accumulated impairment losses and is adjusted for re-measurement
of the lease liability. Amortization is calculated on a
straight-line
basis over the lease term.
At the commencement date, the Group measures the lease liability at the present value of the lease payments (currently only consisting of fixed payments), discounted using the interest rate implicit in the lease, if that rate is readily available, or the incremental borrowing rate. Generally, the Group uses the incremental borrowing rate (‘IBR’) as the discount rate as the rate implicit in the lease is not readily determinable. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use-asset
in a similar economic environment.
The Group has elected to adopt the practical expedient and apply a single discount rate to the identified portfolio of leases having similar remaining lease term, similar underlying assets and in a similar economic environment.
The Group determines the lease term beginning with the
non-cancellable
period including the extension of the lease term for any renewal options that are reasonably certain to be exercised or the term by which an entity will exercise an option to terminate a contract. The Group performs an assessment on a lease-by-lease
basis and once they have assessed whether the renewal option or termination option is reasonably certain to be exercised will this be included within the lease term.
The Group has elected to apply the practical expedient to combine lease and non-lease
components into a single lease component as
non-lease
components are not material to the Group.
Lease liabilities
The lease liability is measured at amortized cost using the effective interest rate method. The liability is increased as a result of interest accrued on the balance outstanding and is reduced for lease payments made. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance
fixed payments.
When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use
asset, or is recorded in profit and loss if the carrying amount of the right-of-use
asset has already been reduced to zero.
On the Consolidated Statement of Financial Position,
right-of-use
assets and lease liabilities are presented on a separate line.
Short-term
leases and leases of low value assets
The Group has elected not to recognize
right-of-use
assets and lease liabilities for leases that are short term. The payments in relation to these leases are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income on a straight line basis over the lease term. The Group has not elected to apply the low value asset practical expedient as these items are immaterial.

F-1
6

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)
Leases
(continued)

COVID-19
concessions
The Group has received certain rent concessions on property leases during the year ended December 31, 2020 as a result of the COVID 19 pandemic. No lease concessions were received for the year ended December 31, 2021. The Group has applied the practical expedient available in IFRS 16.46A which allows the Group to not treat the rent concessions provided for during the period as lease modifications but as income recognized within the Consolidated Statement of Profit or Loss and Other Comprehensive Income. The amount is disclosed separately in note 18.

3	Critical accounting estimates and judgments
The preparation of financial statements under IFRS requires the Group to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated along with other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
Included below are the areas that management believe require estimates, judgments and assumptions which have the most significant effect on the amounts recognized in the financial statements.
Critical judgments
Internally-generated
software development costs
Costs relating to
internally-generated
software development costs are capitalized if the criteria for recognition as assets are met. The initial capitalization of costs is based on management’s judgment of technological feasibility including the following:

•	the intention to complete the intangible asset;

•	the ability to use the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate resources to complete the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset.
In making this judgment, management considers the progress made in each development project and its latest forecasts for each project. Other expenditure not eligible for capitalization is charged to the Consolidated Statement of Profit or Loss and Other Comprehensive Income in the period in which the expenditure is incurred. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.
Consolidation of entities where the Group has potential voting rights (control)
On January 11, 2021, SGHC entered into a call option over 100% of the outstanding shares of Raging River Trading (Pty) Ltd (‘Raging River’). SGHC exercised the option on April 8, 2021. The Group considered that it controlled Raging River even though it had no current shareholding or voting rights. SGHC Limited had a call option to purchase 100% of the shares in Raging River exercisable from the date the option was issued. Management applied judgement in determining that the option agreement is substantive. In making this judgement management assessed the key factors in IFRS 10 Consolidated Financial Statements and determined that SGHC had the ability to direct the relevant activities of Raging River when decisions about its relevant activities are being made. Therefore, management determined that it controlled Raging River and consolidated the entity from the option date.
The same assessment was made concerning Verno Holdings Limited (‘Verno’) regarding the call option over 100% of the shares in Verno, however, when assessing the relevant facts and circumstances, management determined that SGHC does not control Verno as the option is not substantive.
The Group signed purchase agreements for Haber Investments Limited (‘Haber’) and Red Interactive Limited (‘Red Interactive’) on April 7,

2021 and April 9, 2021, respectively, under which the Company entered into forward contracts to purchase Haber and Red Interactive in the future. In addition the Group had entered into funding and option arrangements with Bellerive Capital Limited for the potential acquisition of Haber Investments Limited, Digiprocessing Consolidated Limited, and Richhill Global Limited (the parent company of Raichu Investments Proprietary Limited). Management determined that the forward contracts and the funding and option arrangements were not substantive and that as a result SGHC did not control either Haber, Digiprocessing, Raichu, or Red Interactive until the completion of the sale. The sale of Digiprocessing and Raichu completed on April 14, 2021 and April 19, 2021, respectively. The sale of Haber and Red Interactive completed on December 1, 2021. Refer to Note 4 for details regarding the business combinations. Please refer to note 4 and note 17 for the detailed assessments and conclusions on these options.
The Group entered into purchase agreements for the acquisitions of Digital Gaming Corporation Limited (DGC) and BlueJay Limited (BlueJay) on April 7,

2021 and April 19, 2021, respectively. The purchase agreements were subject to conditions that had not been met at the reporting date and therefore the transaction could not complete. Management assessed the relevant facts and circumstances of these transactions and determined that SGHC does not control either DGC or BlueJay.
Consideration transferred in the acquisition of Raging River
Consideration transferred in a business combination is calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. At the date SGHC entered into the option over Raging River, the present value of the exercise price of the option will form part of the consideration transferred. During the year, management issued additional shares in SGHC and dividends to the previous Raging River shareholders. Management applied judgement and determined that the additional shares issued, and the dividends are in substance linked transactions and the fair value of these items will form part of the consideration transferred in exchange for Raging River.

F-1
7

SGHC Limited
Notes to Consolidated Financial Statements (continued)

3	Critical accounting estimates and judgments (continued)

Key accounting estimates
Income taxes
The Group operates in a number of international jurisdictions and as such is subject to a range of different income and other tax regimes with differing and potentially complex legislation. This requires the Group to make judgements on the basis of detailed tax analysis and recognize payables or provisions and disclose contingent liabilities as appropriate.
Management evaluates uncertain positions where the tax judgment is subject to interpretation and remains to be agreed with the relevant tax authority. Provisions for uncertain income tax positions are made using judgment of the most likely tax expected to be paid or the expected value, based on a qualitative assessment of all relevant information. In assessing the appropriate provision for uncertain items, the Group considers progress made in discussions with tax authorities and expert advice on the likely outcome and recent developments in case law, legislation and guidance.
Legal and regulatory
Given the nature of the legal and regulatory landscape of the industry, from time to time the Group has received notices, communications and legal actions from a small number of regulatory authorities and other parties in respect of its activities. The Group has taken advice as to the manner in which it should respond and the likely outcomes of such matters. For any material ongoing and potential regulatory reviews and legal claims against the Group, an assessment is performed to consider whether an obligation or possible obligation exists and to determine the probability of any potential outflow to determine whether a claim results in the recognition of a provision or disclosure of a contingent liability. Refer to note 21 for provisions raised on uncertain legal or regulatory matters.
Provisions and contingencies for indirect gaming taxes
The Group may be subject to indirect taxation in the form of GST, VAT, withholding tax, duty or similar, and gaming taxes on transactions which the Group have treated as exempt from such taxes. Where the Group accounts for taxes on revenues in relevant jurisdictions, the method of calculation of such taxes as applied by the Group in determining the relevant tax payable may be challenged by revenue authorities. As such, revenue earned from players located in any particular jurisdiction may give rise to further taxes in that jurisdiction.
The nature of the Group’s international operations can give rise to situations where customers can access to the Group’s websites from jurisdictions where the Group is not registered for indirect taxes, or where the indirect, gaming and or withholding tax treatment is uncertain. Where the Group considers that it is probable that indirect taxes or withholding taxes are payable to relevant tax authorities, provision is made for the Group’s best estimate of the tax payable, unless it cannot be reliably measured. Provisions were raised in 2021 relating to indirect and withholding taxes of € 1.9 million (2020: € 2.5 million) and those in relation to gaming taxes of € 1.5 million (2020: € 20.6 million) (see note 21). The Group regularly reviews the judgements made in order to assess the need for provisions and disclosures in its financial statements. To the extent that the final outcome of such matters differs to management’s assessment at any reporting dates, such differences may impact the financial results or contingent liabilities disclosed in the period in which such determination is made. Further details can be found in notes 21 and 22 to the financial statements.
Fair value of acquired intangible assets
Intangible assets are recognized on business combinations if they are separable from the acquired entity or arise from other contractual or legal rights and are recorded initially at fair value. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques. In applying these appropriate valuation techniques management makes estimates including estimates of future economic benefits, cash flows, and the appropriateness of discount rates or the estimated cost and time to create an equivalent intangible asset. Please refer to note 4 and note 11 where the respective acquired balances are included.
Key assumptions made in connection with measurement of intangible assets relating to the acquisitions in the current year include:

•	the discount rates of between 19.0% and 31.0%;

•	the royalty rates of between 1.0% and 2.0%;

•	the estimated useful lives which range from 2.5 to 10 years;

•	the expected annual retention rates of existing customers for each of the next five year split by customer vintage; and

•
estimated cash flows and projected financial information where management considers historical performance and industry assessments among other sources before further applying its own experience and knowledge of the industry in making judgments and estimates.

Fair value of consideration transferred
In a business combination in which the acquirer and the acquiree (or its former owners) exchange equity interests or other forms of consideration, the Group determines acquisition-date
fair value of the consideration transferred. The Group applied this guidance in the acquisition of Raging River. The Group estimated the fair value of the shares transferred using the appropriate third-party
valuation of the shares and appropriate discount rates for the present value of the exercise price of the option and the dividends paid.

F-
18

SGHC Limited
Notes to Consolidated Financial Statements (continued)

3	Critical accounting estimates and judgments (continued)

Fair value of debt equity swaps
When equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, the Group measures them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured. The Group applied this guidance to the novation of loans to its shareholders on June 25, 2021. The Group determined the number of shares to be issue to extinguish the debt (refer to note 16.1) by dividing the value of the debt by the value of a share as per the SPAC transaction as per note 24.
Impairment of goodwill and other intangible assets
The Group is required to test, on an annual basis, whether intangible assets not yet in use and indefinite-life
assets have suffered any impairment. The Group is required to test other intangibles if events or changes in circumstances indicate that their carrying amount may not be recoverable.
The recoverable amount is determined by comparing the carrying amount of the indefinite-lived
asset with its recoverable amount. To determine the recoverable amount management performs a valuation analysis based on the Fair Value Less Cost of Disposal (‘FVLCD’) in accordance with IAS 36, ‘Impairment of Assets.’ The use of this method requires the estimation of future cash flows and the choice of a discount rate in order to calculate the present value of the cash flows. Such estimates are based on management’s experience of the business, but actual outcomes may vary. More details including carrying values are included in note 11.
Useful lives of intangible assets
The Group acquired significant intangible assets in connection with acquisitions completed during the period ended December 31, 2021. Management has applied estimates in determining the useful lives for these acquired intangible assets using information regarding, among other things, details of the contractual terms, historical customer activity and attrition, forecasted cash flow information and market conditions and trends.
Provision for expected credit losses
The Group recognizes an allowance for expected credit losses (‘ECLs’) for all debt instruments not held at fair value through profit or loss. The Group measures loss allowances based on various factors such as credit risk characteristics, aging of receivables, and current and forward-looking
information based on publicly available information affecting the ability of the debtors to settle the receivables. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a critical estimate.
The Group has provided a financial guarantee on a loan facility extended by Standard Bank to Digital Gaming Corporation (“DGC”) DGC for US $50 million. The Group has an option to acquire DGC conditional on DGC obtaining various regulatory approvals, as detailed in note 25. The Group extended the facility to DGC in order to facilitate DGC obtaining various licenses in the USA, thereby allowing the business to obtain access to various states in the USA when the option is exercised. The maximum credit risk exposure of the Group in the event of DGC failing to repay the loan is US $50 million which is set aside within restricted cash as required by the lender. During 2021, DGC went live in five states operating under the Betway brand, with sound revenue growth experienced in the early months. The Group considers the provision of the facility to advantageous to the future business and does not consider the guarantee to be a risk to the Group.

9

SGHC Limited
Notes to Consolidated Financial Statements (continued)

4	Business combinations
Acquisitions in 2021
On January 11, 2021, SGHC entered into a call option over 100% of the outstanding shares of Raging River. SGHC exercised the option on April 8, 2021. SGHC concluded that the option and potential voting rights were substantive on the date of issuance in accordance with IFRS 10 Consolidated Financial Statements (‘IFRS 10’), resulting in the acquisition of Raging River on January 11, 2021. These rights were determined to be substantive based on management’s ability to direct the relevant activities of Raging River when decisions about its relevant activities are being made, refer to note 3. The consideration transferred for the acquisition of Raging River was € 17.2 million, which is the present value of the exercise price of the option (€ 2.1 million), fair value of the SGHC shares transferred (less any payment made by the previous Raging River shareholders) (€ 13.1 million), and good faith payment of dividends (€ 2 million) paid to the shareholders of Raging River. The acquisition was accounted for as a business combination in accordance with IFRS 3. Raging River operates licensed interactive online gaming services. The Group acquired Raging River to expand its online gaming services into a new market.
On April 9, 2021, SGHC purchased 100% of the outstanding shares of the following entities, the acquisitions of which were accounted for as a business combination under IFRS 3:

•
Webhost Limited (‘Webhost’), a company that provides hosting services for gaming platforms. The consideration transferred for the acquisition of Webhost was in the form of cash amounting to €2.9 million.

•
Partner Media Limited (‘Partner Media’) and Buffalo Partners Limited (‘Buffalo Partners’), companies that provide affiliate and other marketing services. The consideration transferred for the acquisitions of Partner Media and Buffalo partners was in the form of cash amounting to € 0.7 million and € 2.5 million, respectively.

On April 14, 2021, the Company acquired 100% of the outstanding shares of DigiProc Consolidated Limited (‘DigiProc’), a company that provides back office services which support the operating entities within the Group. The consideration transferred for the acquisition of DigiProc was in the form of cash amounting to € 9.2 million. The acquisition was accounted for as a business combination in accordance with IFRS 3.
On April 16, 2021, the Group acquired 100% of the outstanding shares of Digiprocessing (Mauritius) Limited (‘Digiprocessing’), a company that provides back office services which support the operating entities within the Group. The transaction was consummated through a transfer of shares from the previous shareholder to DigiProc for no consideration. The acquisition was accounted for as a business combination in accordance with IFRS 3.
On April 19, 2021, the Company acquired 100% of the outstanding shares of Raichu Investments Proprietary Limited (‘Raichu’), a company that provides back office services which support the operating entities within the Group. The consideration transferred for the acquisition of Raichu was assumed debt from the sellers of € 2.8 million and the balance in cash amounting to € 1.6 million. The acquisition was accounted for as business combination in accordance with IFRS 3.
On September 2, 2021, the Group purchased 100% of the outstanding shares of Smart Business Solutions S.A., a company in the process of applying for a gaming license. The consideration transferred for the acquisition of Smart Business Solutions S.A. was in the form of cash amounting to € 0.08 million.
On October 14, 2021 the Group purchased
100
% of the outstanding shares of 11908120 Canada Inc. (d.b.a. TheSpike.gg), a company that provides marketing services. The consideration transferred for the acquisition of TheSpike.gg was in the form of cash amounting to €
0.2
 million.
On December 1, 2021, SGHC purchased 100% of the outstanding shares of the following entities, the acquisition of which was accounted for as a business combination under IFRS 3:

•
Haber Investments Limited (‘Haber’), a company that provides back office services which support the operating entities within the Group. The consideration transferred for the acquisition of Haber was in the form of deferred consideration amounting to € 13.2 million, that was settled in January 2022.

•
Red Interactive Limited (‘Red Interactive’), a company that provides marketing services. The consideration transferred for the acquisition of Red Interactive was in the form of cash amounting to € 2.2 million.

The Group acquired these businesses, apart from Raging River, in order to bring marketing and other support services within the Group.

F-2
0

SGHC Limited
Notes to Consolidated Financial Statements (continued)

4	Business combinations (continued)

Acquisitions in 2021
(continued)

The preliminary fair values of the identifiable assets and liabilities assumed of these companies as at the dates of acquisition were:

		Raging River Trading Proprietary Limited	Webhost Limited	Partner Media Limited	Buffalo Partners Limited	Digiproc Consolidated Limited	Digiprocessing (Mauritius) Limited	Raichu Investments Proprietary Limited	Smart Business Solution S.A.	The Spike.GG	Red Interactive Limited	Haber Investments Limited	Total
		as at January 11,	as at April 9,	as at April 9,	as at April 9,	as at April 14,	as at April 16,	as at April 19,	as at September	as at October	as at December	As at December
		2021	2021	2021	2021	2021	2021	2021	2, 2021	15, 2021	1, 2021	1, 2021
		€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Assets	Note
Property, plant and equipment	13	89	1,066	—	—	82	1	1,355	—	—	243	4,884	7,720
Customer databases	11	11,062	—	—	—	—	—	—	—	—	—	131	11,193
Marketing and data analytics know-how	11	18,165	—	—	—	—	—	—	—	—	—	—	18,165
Licenses	11	242	—	—	—	—	—	—	—	—	—	—	242
Acquired technology	11	—	—	—	—	623	—	—	—	—	17	—	640
Loans receivable		—	—	21	—	6,206	—	—	—	—	118	—	6,345
Right-of-use assets	18	36	—	—	—	—	—	2,150	—	—	1,251	3,411	6,848
Deferred tax assets		20	—	—	—	—	—	33	—	—	—	—	53
Trade and other receivables		3,949	1,501	469	10,912	2,636	20	5,099	1	—	2,273	16,163	43,023
Restricted cash		72	—	—	—	—	—	—	—	—	—	—	72
Cash and cash equivalents		10,301	1,038	732	4,887	5,916	30	1,162	—	—	3,353	13,759	41,178

		43,936	3,605	1,222	15,799	15,463	51	9,799	1	—	7,255	38,348	135,479

Liabilities
Lease liabilities	18	(39)	—	—	—	—	—	(2,174)	—	—	(1,362)	(5,027)	(8,602)
Interest-bearing loans and borrowings		—	(1,404)	—	—	(5,985)	—	(1,987)	(69)	—	—	(1,296)	(10,741)
Trade and other payables		(5,371)	(496)	(175)	(13,070)	(3,437)	(1)	(1,063)	—	(36)	(1,405)	(14,375)	(39,429)
Customer liabilities		(1,999)	—	—	—	—	—	—	—	—	—	—	(1,999)
Deferred tax liabilities		(8,354)	—	—	—	(6)	—	(1,251)	—	—	(5)	(109)	(9,725)
Income tax payables		(913)	—	—	—	(34)	—	(269)	—	—	(451)	(482)	(2,149)

		(16,676)	(1,900)	(175)	(13,070)	(9,462)	(1)	(6,744)	(69)	(36)	(3,223)	(21,289)	(72,645)

Total identifiable net assets at fair value		27,260	1,705	1,047	2,729	6,001	50	3,055	(68)	(36)	4,032	17,059	62,834
Goodwill	11	—	1,195	—	—	3,199	—	1,323	76	278	—	—	6,071
Bargain purchase arising on acquisition		(10,047)	—	(347)	(214)	—	(50)	—	—	—	(1,832)	(3,859)	(16,349)

Purchase consideration		17,213	2,900	700	2,515	9,200	—	4,378	8	242	2,200	13,200	52,556

The fair value of the trade receivables is the same as the gross amount of trade receivables and it is expected that the full contractual amounts can be collected.

F-2
1

SGHC Limited
Notes to Consolidated Financial Statements (continued)

4	Business combinations (continued)

Acquisitions in 2021
(continued)

A business combination in which the net of the
acquisition-date
amount of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred is considered a bargain purchase and this difference is recognized as a gain in the Consolidated Statement of Profit or Loss and Comprehensive Income as at the acquisition date.
Goodwill arising on acquisitions comprise the value of expected synergies arising from the acquisition. Goodwill acquired through business combinations is allocated to the Betway and Spin cash generating units (‘CGU’s’), which are also operating and reportable segments. The goodwill recognized on acquisitions of € 6.1 million has been allocated to the CGU’s as follows: Spin € 2.4 million and Betway € 3.7 million respectively. The allocation between Betway CGU and Spin CGU is based on the 10 year average net revenue forecast split between the two CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.
The bargain purchases identified are explained as follows:
The acquisitions were treated as business combinations in terms of IFRS 3, however, the purchases were considered a reorganization in order to combine the entities with the larger group. In terms of the most significant bargain purchase for Raging River, the shareholders sold the businesses at a lower price seeing an opportunity to participate in an enlarged group with a more balanced product mix either as a shareholder or as a director and were willing to accept a lower price.
The remaining acquisitions giving rise to bargain purchases relate to the purchase of marketing and back office service entities that currently derive income from the provision of services to current group entities.
From the date of acquisition, the acquired entities contributed the following to revenue and profit before tax of the Group:

For the period from the acquisition dates through December 31, 2021 € ‘000s
Revenue	113,007
Profit before taxation	47,046
Of the amounts included above, € 110.8 million of revenue and € 36.4 million of profit before taxation relates to the acquisition of Raging River Trading Proprietary Limited.
Had the acquired entities been acquired at the beginning of the reporting period, the revenue and profit before tax of the Group would have been as follows:

€ ‘000s
Revenue	1,322,854
Profit before taxation	238,507
Revenues do not increase significantly following the purchase of the back office and marketing entities as their revenue is derived predominantly from the Group and is therefore eliminated on consolidation. The Group has the future benefit that it will experience the cost savings from these mark-ups.

F-2
2

SGHC Limited
Notes to Consolidated Financial Statements (continued)

4	Business combinations (continued)

Acquisitions in 2021
(continued)

Purchase consideration
The following table summarizes the acquisition date fair value of each major class of consideration transferred:

	Shares issued at fair value	Dividends paid to previous shareholders	Liabilities assumed	Deferred consideration	Cash paid	Purchase consideration transferred
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Raging River Trading Proprietary Limited	13,149	1,961	—	—	2,103	17,213
Webhost Limited	—	—	—	—	2,900	2,900
Partner Media Limited	—	—	—	—	700	700
Buffalo Partners Limited	—	—	—	—	2,515	2,515
Digiproc Consolidated Limited	—	—	—	—	9,200	9,200
Digiprocessing (Mauritius) Limited	—	—	—	—	—	—
Raichu Investments Proprietary Limited	—	—	2,881	—	1,497	4,378
Smart Business Solutions S.A.	—	—	—	—	8	8
TheSpike.GG	—	—	—	—	242	242
Red Interactive Limited	—	—	—	—	2,200	2,200
Haber Investments Limited	—	—	—	13,200	—	13,200

	13,149	1,961	2,881	13,200	21,365	52,557

The following table summarizes the net cash flow on acquisition:

		Net cash acquired with the	Net cash flow
	Cash paid € ‘000s	subsidiaries € ‘000s	on acquisition € ‘000s
Raging River Trading Proprietary Limited	(2,103)	10,301	8,198
Webhost Limited	(2,900)	1,038	(1,862)
Partner Media Limited	(700)	732	32
Buffalo Partners Limited	(2,515)	4,887	2,372
Digiproc Consolidated Limited	(9,200)	5,916	(3,284)
Digiprocessing (Mauritius) Limited	—	30	30
Raichu Investments Proprietary Limited	(1,497)	1,162	(335)
Red Interactive Limited	(2,200)	3,353	1,153
Haber Investments Limited	—	13,759	13,759
Smart Business Solutions S.A.	(8)	—	(8)
TheSpike.GG	(242)	—	(242)

	(21,365)	41,178	19,813

The acquisition accounting for the above acquisitions remains provisional for one year from the acquisition date and may change if new information is obtained relating to the conditions that existed at the acquisition date.
The Raichu Sale and Purchase Agreements call for a portion of the consideration for the shares transferred in the acquisition of Raichu by SGHC in the amount of € 2.8 million to be assumed from the previous shareholders and paid according to the terms of the previous shareholders loan agreement with Bellerive Global Services Limited. The terms of the loan call for interest to be recognized daily on any outstanding balance at a South African prime rate minus 3% per annum.
Acquisitions in 2020
On May 4, 2020, Pelion Holdings Limited (‘Pelion’) purchased 100% of the outstanding shares of Lanester Investments Limited (‘Lanester’), a company holding gaming licenses, in exchange for a deferred cash consideration of € 25.6 million, which was fully settled by May 14, 2021. The acquisition was accounted for as a business combination under IFRS 3.

F-2
3

SGHC Limited
Notes to Consolidated Financial Statements (continued)

4	Business combinations (continued)

Acquisitions in 2020
(continued)

On September 30, 2020, the Company acquired 100% of the outstanding shares of Yakira Limited (‘Yakira’) and Gazelle Management Services Limited (‘Gazelle’), companies that operate licensed interactive online gaming services. The consideration transferred for the acquisitions of Yakira and Gazelle was assumed debt from the sellers of € 3.9 million and € 26.3 million, respectively. The acquisitions of Yakira and Gazelle were accounted for as business combinations in accordance with IFRS 3.
Management has evaluated any
non-controlling
interest (‘NCI’) present in the entities acquired during 2020 and determined them to be immaterial. Therefore, no NCI has been recorded in the Group’s Consolidated Financial Statements related to acquisitions during the year.
The acquisitions were consummated to gain access to additional reserves for the Group which would improve the ability to achieve economies of scale, other cost reductions and margin improvement as a result of centralizing support, planning and marketing functions.
The fair values of the identifiable assets and liabilities assumed of these companies as at the dates of acquisition were:

	Yakira Limited	Gazelle Management Holdings Limited	Lanester Investments Limited	Total
	as at	as at	As at
	September 30,	September 30,	May 4,
	2020	2020	2020	2020
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Assets
Property, plant and equipment	15	575	60	650
Customer databases	—	6,004	1,069	7,073
Brands	508	—	13,808	14,316
Marketing and data analytics know-how	998	24,879	18,718	44,595
Licenses	16	823	185	1,024
Acquired technology	2,211	8,187	9,860	20,258
Loans receivable	1	340	14,467	14,808
Income tax receivables	—	367	3	370
Right-of-use assets	74	340	430	844
Deferred tax assets	—	—	689	689
Trade and other receivables	1,204	7,778	9,556	18,538
Restricted cash	282	301	—	583
Cash and cash equivalents	5,120	10,952	14,119	30,191

	10,429	60,547	82,965	153,941

Liabilities
Lease liabilities	(77)	(338)	(400)	(815)
Interest-bearing loans and borrowings	—	(25)	(6,281)	(6,306)
Trade and other payables	(5,529)	(11,505)	(8,562)	(25,596)
Customer liabilities	(537)	(1,289)	(3,365)	(5,191)
Deferred tax liabilities	(481)	(2,161)	(4,664)	(7,306)
Provisions	—	(1,420)	(16,459)	(17,879)
Income tax payables	—	—	(145)	(145)

	(6,624)	(16,738)	(39,877)	(63,239)

Total identifiable net assets at fair value	3,806	43,808	43,087	90,701
Goodwill	94	—	—	94
Bargain purchase arising on acquisition	—	(17,508)	(17,487)	(34,995)

Purchase consideration	3,900	26,300	25,600	55,800

Goodwill arising on acquisition comprises the value of expected synergies arising from the acquisition. As discussed in note 11, Goodwill acquired through business combinations is allocated to the Betway and Spin CGU’s, which are also operating and reportable segments. The Goodwill recognized on the acquisition of Yakira has been allocated to the Betway CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.
A business combination in which the net of the
acquisition-date
amount of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred is considered a bargain purchase and this difference is recognized as a gain in the Consolidated Statement of Profit or Loss and Comprehensive Income as at the acquisition date.
The following bargain purchases were identified within Lanester and Gazelle and are explained as follows:

•
Gazelle and Yakira have a
short-term
licensing agreements with the acquirer to use the Betway brand, which could affect the business in the event of non-
renewal and limit any goodwill value or the number of potential acquirers. Further to this, the bargain purchase can also be attributable to the fact that certain contingent liabilities cannot be measured reliably due to uncertainty around the amount and timing.

•
At the time of the purchase of both Gazelle and Lanester, and their subsidiaries, participated in unregulated markets, for which there was a risk that these markets could become regulated which would result in further costs and would decrease the value of the investment or reduce significant profits of casino operators;

F-2
4

SGHC Limited
Notes to Consolidated Financial Statements (continued)

4	Business combinations (continued)

Acquisitions in 2020
(continued)

Certain shareholders selling the asset at a low price but seeing an opportunity to participate in an enlarged group with a more balanced product mix either as a shareholder or as a director.
From the date of acquisition, the acquired entities contributed the below to revenue and profit before tax of the Group for the year ended December 31, 2020:

Total € ‘000s
Revenue	85,953
Profit before taxation	15,773
Had the acquired entities been acquired at the beginning of the reporting period, the revenue and profit before tax of the Group would have been as follows:

Total € ‘000s
Revenue	983,087
Loss before taxation	135,975
Purchase consideration
The following table summarizes the acquisition date fair value of each major class of consideration transferred:

	Yakira Limited	Gazelle Management Holdings Limited	Lanester Investments Limited	Total
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Shares issued at fair value	—	—	—	—
Liabilities assumed/deferred consideration	3,900	26,300	25,600	55,800

Total consideration	3,900	26,300	25,600	55,800

Net cash acquired with the subsidiary	5,120	10,952	14,119	30,191

Net cash flow on acquisition	5,120	10,952	14,119	30,191

The Lanester Sale and Purchase Agreement (‘Lanester SPA’) calls for total cash consideration for the shares transferred in the acquisition of Lanester by Pelion in the amount of € 25.6 million. The Lanester SPA calls for this consideration to be transferred by no later than 24 months after the completion of the sale. The sale proceeds were fully settled by May 14, 2021.
Transaction costs amounting to less than € 0.1 million have been included in the ‘General and administrative expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

5	Segment reporting
The Group’s Chief Operating Decision Maker (‘CODM’) has been identified as the Chief Executive Officer, who makes key decisions regarding the strategy of and allocation of resources among the separately managed brands. Factors considered in determining the operating segments include how decisions are made regarding recent acquisitions and how budgets are determined and reviewed. These factors are relevant at a brand level. Operating segments are based on the reports reviewed by the CODM at the brand level to make strategic decisions and allocate resources. No operating segments have been aggregated to form the reporting segments, which are described below:
Betway:
Premier single brand online sportsbook focused business with a global footprint and strategic partnerships with teams and leagues worldwide.
Spin:
Premier
multi-brand
online casino focused business with established market leadership in high-growth
markets.
Amounts recorded in the ‘other’ column represents head office costs.
Information related to each reportable segment is set out below. Adjusted EBITDA is an alternative performance measure used by management as they believe that this information is the most relevant indicator in evaluating the results of the respective segments relative to other entities that operate in the same industry. Adjusted EBITDA is not a GAAP measure, is not intended as substitute for GAAP measures and may not be comparable to performance measures used by other companies.

F-2
5

SGHC Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)

	2021 Betway	2021 Spin	2021 Other 2	2021 Total
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Revenue	687,752	632,906	—	1,320,658
Direct and marketing expenses	(511,708)	(381,223)	(3,563)	(896,494)
Other operating income	5,090	587	2,365	8,042
General and administrative expenses	(71,550)	(57,678)	(20,631)	(149,859)
Depreciation and amortization expense	(49,528)	(33,107)	(925)	(83,560)

Profit from operations	60,056	161,485	(22,754)	198,787

Adjusted EBITDA 1	109,584	194,592	(14,722)	289,454

	2020 Betway	2020 Spin	2020 Other 2	2020 Total
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Revenue	394,525	513,494	—	908,019
Direct and marketing expenses	(310,547)	(302,058)	(84)	(612,689)
General and administrative expenses	(38,984)	(71,082)	(4,472)	(114,538)
Depreciation and amortization expense	(24,602)	(30,804)	(1)	(55,407)

Profit from operations	20,392	109,550	(4,557)	125,385

Adjusted EBITDA 1	44,993	140,354	(4,555)	180,792

	2019 Betway	2019 Spin	2019 Other 2	2019 Total
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Revenue	346,015	130,025	—	476,040
Direct and marketing expenses	(346,959)	(84,025)	—	(430,984)
General and administrative expenses	(45,783)	(24,184)	—	(69,967)
Depreciation and amortization expense	(19,772)	(10,689)	—	(30,460)

Profit from operations	(66,499)	11,127	—	(55,371)

Adjusted EBITDA 1	(46,727)	21,816	—	(24,911)

1
Adjusted EBITDA is a
non-GAAP
measure in the above segment note and is defined as profit for the period before depreciation, amortization, impairment, financial income, financial expense, gain on bargain purchase, gain on derivative contracts, listing transaction costs and tax expense/credit.

2	€ 20.6 million (2020: € 4.5 million) (2019: Nil) disclosed as “Other” comprises employment, legal, accounting and other central administrative costs incurred at a SGHC Limited level.

F-2
6

SGHC Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)

The reconciliation of
non-GAAP
information on reportable segments to amounts reported in the financial statements:

	2021	2020	2019
	€ ‘000s	€ ‘000s	€ ‘000s
Profit for the year	235,878	149,217	(17,948)
Income tax expense	(9,970)	429	333
Finance income	(1,312)	(257)	(158)
Finance expense	6,370	10,991	7,733
Depreciation and amortization expense	83,560	55,407	30,460

EBITDA	314,526	215,787	20,420
Transaction costs	7,107	—	—
Gain on derivative contracts	(15,830)	—	—
Gain on bargain purchase	(16,349)	(34,995)	(45,331)

Adjusted EBITDA	289,454	180,792	(24,911)

Disaggregation of revenue
Group revenue disaggregated by product line for the year ended December 31, 2021:

	Betway	Spin	Total
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino 3	228,801	629,924	858,725
Sports betting 3	385,368	1,814	387,182
Brand licensing 4	71,053	—	71,053
Other 5	2,530	1,168	3,698

Total Group revenue	687,752	632,906	1,320,658

Group revenues disaggregated by product line for the year ended December 31, 2020:

	Betway	Spin	Total
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino 3	172,093	511,311	683,404
Sports betting 3	161,080	293	161,373
Brand licensing 4	61,352	1,890	63,242

Total Group revenue	394,525	513,494	908,019

Group revenues disaggregated by product line for the year ended December 31, 2019:

	Betway	Spin	Total
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino 3	166,894	129,393	296,287
Sports betting 3	136,405	631	137,036
Brand licensing 4	42,717	—	42,717

Total Group revenue	346,016	130,024	476,040

3	Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
4	Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
5	Other relates to rebates received from external processors and outsource fees from external customers.

7

SGHC Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)

Geographical Information
The Group’s performance can also be reviewed by considering the geographical markets and geographical locations where the Group operates. The Group has not provided geographic information regarding its non-current
assets as this information is not available and is impracticable to determine. Revenues from external customers for the period attributed to Canada are € 592.4 million (2020: € 420.6 million), (2019: € 122.1 million). No other country accounts for more than 10% of total external revenues. The Group’s revenue attributable to the country of domicile (Guernsey) is insignificant. The Group further analyzed revenue according to the following regions:

	2021 Betway € ‘000s	2021 Spin € ‘000s	2021 Total € ‘000s
Africa and Middle East	212,027	5,350	217,377
Asia and Pacific	201,887	127,863	329,750
Europe	129,248	19,858	149,106
North America	130,683	462,969	593,652
South/Latin America	13,907	16,866	30,773

	687,752	632,906	1,320,658

	%	%	%

Africa and Middle East	31%	1%	17%
Asia and Pacific	29%	20%	25%
Europe	19%	3%	11%
North America	19%	73%	45%
South/Latin America	2%	3%	2%

	2020 Betway	2020 Spin	2020 Total
	€ ‘000s	€ ‘000s	€ ‘000s
Africa and Middle East	30,220	8,603	38,823
Asia and Pacific	151,351	85,103	236,454
Europe	137,964	56,786	194,750
North America	71,667	348,946	420,613
South/Latin America	3,323	14,056	17,379

	394,525	513,494	908,019

	%	%	%

Africa and Middle East	8%	2%	4%
Asia and Pacific	38%	17%	26%
Europe	35%	11%	21%
North America	18%	68%	47%
South/Latin America	1%	3%	2%

	2019 Betway	2019 Spin	2019 Total
	€ ‘000s	€ ‘000s	€ ‘000s
Africa and Middle East	15,248	3,756	19,004
Asia and Pacific	80,060	26,185	106,245
Europe	202,002	22,105	224,107
North America	47,797	74,273	122,070
South/Latin America	907	3,705	4,612

	346,016	130,024	476,040

	%	%	%

Africa and Middle East	4%	3%	4%
Asia and Pacific	23%	20%	22%
Europe	58%	17%	47%
North America	15%	57%	26%
South/Latin America	0%	3%	1%

F-
2
8

SGHC Limited
Notes to Consolidated Financial Statements (continued)

6	Profit from operations

	Note	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Profit from operations is derived at after charging the following:
Amortization of intangible assets	11	77,564	51,191	27,399
Depreciation of property, plant and equipment	13	3,154	2,206	1,358
Amortization of right-of-use of asset	18	2,841	2,010	1,703
Foreign exchange losses		27,142	13,913	13,136
Direct and marketing expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Direct and marketing expenses
Gaming tax, license costs and other tax	48,800	33,969	44,087
Processing & Fraud Costs	173,619	99,322	51,709
Royalties	202,856	164,636	70,900
Staff costs and related expenses	79,885	47,158	43,007
Other operational costs	36,126	19,142	20,566
Costs relating to currency movements and financing expenses	4,924	1,596	6,365
Marketing Expenses	350,284	246,866	194,350

	896,494	612,689	430,984

General and Administration expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
General and administration expenses
Outsource fees	88,859	86,506	52,491
Technology and infrastructure costs	20,198	9,172	5,785
Other administrative costs	40,802	18,860	11,691

	149,859	114,538	69,967

Direct and marketing expenses and general and administrative expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are exclusive of depreciation and amortization expenses. The depreciation and amortization expense attributable to each of these is as follows:

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Amount included in General and Administration expenses	5,996	4,216	3,061
Amount included in Direct and Marketing Expenses	77,564	51,191	27,399

	83,560	55,407	30,460

Direct and marketing expenses as disclosed on the Statement of Profit or Loss and Other Comprehensive Income includes the Group’s cost of revenues. Cost of revenues for the period includes gaming tax, license costs, processing costs, fraud costs and royalties which amounts to € 425.3 million (2020: € 297.9 million), (2019: € 166.7 million).
In relation to the SPAC transaction noted in note 24, we incurred €7.0 million in transaction costs, which have been included in General and Administration Expenses.
Included in Direct and Marketing Expenses are service costs incurred in relation to casino software licensing agreements, jackpot services and licensing agreements and sportsbook software licensing agreements. The Group has entered into several of these agreements with Apricot (and its affiliates and subsidiaries), a leading gaming software and content provider.
Whilst this relationship is not considered by the Company to meet the definition of a related party under IAS 24 ‘Related Party Disclosures’ on the basis that the beneficiaries of these trusts have neither any right to control or voting investment power over the trusts, nor any rights to appoint or replace the trustees, it is noted that a beneficiary of certain trusts which are the ultimate controlling shareholders of Apricot, is also a beneficiary of a trust which is a major shareholder of SGHC.

F-
29

SGHC Limited
Notes to Consolidated Financial Statements (continued)

7	Staff costs

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Staff costs are as follows:
Salaries and wages	70,272	46,100	43,475
Social security costs	5,639	4,800	4,318
Other pension costs	2,066	1,645	1,317

	77,977	52,545	49,110

The average monthly number of employees, including the directors’, during the year was as follows:
Average number of employees	1,664	840	624
Refer to note 19 ‘Related Parties’ for details relating to key management remuneration.

8	Finance expense

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Interest on loans and borrowings	5,873	10,306	7,174
Interest on lease liabilities	497	685	561

	6,370	10,991	7,735

9	Income tax

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
The following income taxes are recognized in profit or loss:
Current tax expense:
Current year	9,389	13,041	2,787
Changes in estimates related to prior years	(189)	23	(2)
Foreign exchange adjustment	23	(8)	3
Deferred tax expense:
Origination and reversal of temporary differences	21,797	(9,580)	(1,385)
Origination of changes in tax rates	(64)	—	(15)
Changes in estimates related to prior years	105	—	—
Recognition of previously unrecognized deferred tax assets	(34,938)	—	—
Foreign exchange adjustment	47	(2)	4
Release of deferred tax arising on business combinations	(6,901)	(3,188)	(1,058)
Dividend tax expense	761	143	—

Income tax expense reported in the Consolidated Statement of Profit or Loss and Other Comprehensive Income	(9,970)	429	333

The applicable tax rate for the effective tax reconciliation is taken from the Company’s domestic tax rate at 0% (2020: 0%).

	2021	2020	2019
	€ ‘000s	€ ‘000s	€ ‘000s
Profit/(loss) before taxation	225,908	149,646	(17,617)
At SGHC’s statutory tax rate
Tax expense at statutory rate	—	—	—
Rate differential between local and Group rates	20,581	3,617	1,391
Release of deferred tax arising on business combinations	(6,901)	(3,188)	(1,058)
Recognition of deferred tax arising on assessed loss	(23,650)	—	—

(Benefit)/Expense reported in the Consolidated Statement of Profit or Loss and Other Comprehensive Income	(9,970)	429	333

F-3
0

SGHC Limited
Notes to Consolidated Financial Statements (continued)

9	Income tax (continued)

	2021	2020
	€ ‘000s	€ ‘000s
Reconciliation of deferred tax assets/(liabilities), net:
Net deferred tax (liabilities)/assets as of January 1	4,523	(1,624)
Net additions from business combinations	(9,672)	(6,617)
Recognized within income tax expense	19,954	12,771
Foreign currency translation adjustment	55	(7)

Net deferred tax (liabilities)/assets as of December 31	14,860	4,523

	2021 € ‘000s	2020 € ‘000s
The deferred tax assets and liabilities relate to the following items:
Taxes arising on acquired intangible assets	(10,740)	(9,202)
Intangible assets	10	32
Trade and other payables	6,417	1,820
Tax loss carried forward	20,416	194
Corporate tax rebate	—	11,533
Other assets and prepayments	(1,244)	146
Reflected in the Consolidated Statement of Financial Position:
Deferred tax assets	24,108	13,734
Deferred tax liabilities	(9,248)	(9,211)
The Group has tax losses that arose in Betway Limited of € 57.4 million (2020: € 84.5 million), (2019: € 96.6 million) and GM Gaming Limited of €7.1 million (2020: € 7.2 million), (2019: € 3.6 million) that are available for offsetting against future taxable profits of the companies in which the losses arose.
Deferred tax assets have not been recognized in various subsidiaries for their assessed losses as they may not be used to offset taxable profits elsewhere in the Group. These have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future.

10	Earnings per share
The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2021 € ‘000s	2020 € ‘000s	2019 € ‘000s
Profit attributable to ordinary equity holders of the Group	235,878	149,217	(17,948)
Weighted average number of ordinary shares for basic and diluted EPS	55,497,173	54,415,374	53,863,810

Net profit per share, basic and diluted	4.25	2.74	(0.33)

During fiscal year 2021 the Group has entered into the share transactions detailed in note 16.1 which impact the weighted average number of ordinary shares outstanding.
On June 25, 2021 external loans with a value of €203.0 million were novated from a number of Group subsidiaries to SGHC. This debt was then further novated to the shareholders of the Company registered at close of business on that date, in consideration for an aggregate additional 2,761,697 ordinary shares in the Company, in the same pro-rata proportions as the shareholding percentages just prior to this loan novation and share issue. The Company issued these shares on June 30, 2021 and has included the additional shares in their calculation of earnings per share on a prospective basis.
Earnings per share amounts are not adjusted for the transactions included in note 24 related to the SPAC transaction, occurring after December 31, 2021 because such transactions do not affect the amount of share capital used to produce profit or loss for the year.
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

F-3
1

SGHC Limited
Notes to Consolidated Financial Statements (continued)

11	Intangible assets

	Goodwill € ‘000s	Customer databases € ‘000s	Brands € ‘000s	Licenses € ‘000s	Exclusive license rights € ‘000s	Marketing and data analytics know-how € ‘000s	Acquired technology € ‘000s	Internally- generated software development costs € ‘000s	Total € ‘000s
Cost
At January 1, 2020	18,830	8,908	59,777	1,741	55,000	54,682	8,852	1,899	209,689
Arising on business combinations	94	7,073	14,316	1,024	—	44,595	20,258	—	87,360
Additions	—	—	—	621	—	—	—	9,521	10,142
Effects of movements in exchange rates	(81)	—	—	98	—	—	—	(5)	12

At December 31, 2020	18,843	15,981	74,093	3,484	55,000	99,277	29,110	11,415	307,203
Arising on business combinations	6,071	11,193	—	242	—	18,165	640	—	36,311
Disposals	—	—	—	—	—	—	(135)	(2,088)	(2,223)
Additions	—	—	—	1,994	—	—	—	21,612	23,606
Effects of movements in exchange rates	109	2	—	(10)	—	—	13	(18)	96

At December 31, 2021	25,023	27,176	74,093	5,710	55,000	117,442	29,628	30,921	364,993

Accumulated amortization and impairment
At January 1, 2020	—	3,768	3,476	1,354	22,805	4,557	1,412	992	38,364
Amortization charge for the year	—	4,839	6,797	272	16,098	15,019	6,692	1,474	51,191
Effects of movements in exchange rates	—	—	—	(14)	—	—	25	—	11

At December 31, 2020	—	8,607	10,273	1,612	38,903	19,576	8,129	2,466	89,566
Amortization charge for the year	—	11,913	7,307	642	16,097	25,498	11,082	5,025	77,564
Disposals	—	—	—	—	—	—	—	(131)	(131)
Effects of movements in exchange rates	—	—	—	43	—	—	(25)	(1)	17

At December 31, 2021	—	20,520	17,580	2,297	55,000	45,074	19,186	7,359	167,016

Net book value
At December 31, 2020	18,843	7,374	63,820	1,872	16,097	79,701	20,981	8,949	217,637
At December 31, 2021	25,023	6,656	56,513	3,413	—	72,368	10,442	23,562	197,977
The Group acquired intangible assets during 2021 relating to its acquisitions during the year as described in note 4. The fair values of the intangible assets related to these acquisitions were customer databases of € 11.1 million, marketing and data analytics know-how
of € 18.2 million, licenses of € 0.2 million, and acquired technology of € 0.6 million. Acquired customer databases are being amortized under the diminishing balance method over a period of 5 years. All other classes of acquired intangible assets are being amortized on a straight-line
basis over the estimated remaining useful lives for each category which are 10 years for brands,
4-5
years for marketing and data analytics, 2.5 years for licenses and
2.5-6
years for acquired technology.
The Group acquired intangible assets relating to 2020 acquisitions in note 4. The fair values of the intangible assets related to these acquisitions were customer databases of € 7.1 million, brands of € 14.3 million, marketing and data analytics know-how
of € 44.6 million, licenses of € 1.0 million, and acquired technology of € 20.2 million. Acquired customer databases are being amortized under the diminishing balance method over a period of 5 years. All other classes of acquired intangible assets are being amortized on a straight-line
basis over the estimated remaining useful lives for each category which are 10 years for brands,
4-5
years for marketing and data analytics, 2.5 years for licenses and
2.5-6
years for acquired technology.

F-3
2

SGHC Limited
Notes to Consolidated Financial Statements (continued)

12	Impairment reviews
For impairment testing, goodwill acquired through business combinations has all been allocated to the Betway and Spin CGU, which are also an operating and reportable segments.
The Group performs an annual impairment review for goodwill by comparing the carrying amount of the Betway and Spin CGU with its recoverable amount. Management performed a valuation analysis in accordance with IAS 36 Impairment of Assets, to assess the recoverable amount for the Betway and Spin CGU. This was then compared to CGUs’ carrying amount as of October 31, 2021, and December 31, 2020, to identify whether an impairment charge is recognized. This is an area where management exercises judgment and estimation, as discussed in note 3. Testing is carried out by allocating the carrying value of these assets to the respective CGUs and determining the recoverable amounts for the CGUs through Fair Value Less Cost of Disposal (‘FVLCD’) calculations. Where the recoverable amount exceeds the carrying value of the assets, the assets are not considered to be impaired. Each CGU is defined as its segment, which is described in note 5.
The Group engaged a third party to perform an independent valuation.
Carrying amount of Goodwill allocated to each of the CGU’s:

	2021	2020
	€ ‘000s	€ ‘000s
Betway	22,604	18,843
Spin	2,419	—

Total	25,023	18,843

The Group considers the relationship between its recent equity transactions and its book value, among other factors, when reviewing for indicators of impairment.
Betway CGU
The recoverable amount of the Betway CGU was based on Fair Value Less Cost of Disposal (“FVLCD”). As certain markets are not expected to have reached maturity by 202X for the purposes of the 2021 impairment review the FVLCD resulted in a higher recoverable amount that using a Value in Use (‘VIU’) calculation. The FVLCD was estimated using discounted cash flows (‘DCF analysis’). The DCF analysis was then compared with a market approach based on market multiples from listed peers. The fair value measurement was categorized as a Level 3 fair value measurement based on the nature of inputs used in the various valuation techniques (CGU forecasts, long-term
growth,
post-tax
discount rates and market multiples from listed peers).
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industry segments in which the CGU operates (online casino and sport betting). The forecast assumptions are based on historical data and market trends. The valuation assumptions are based on external sources
(macro-economic
and market data from listed peers) and internal sources:

Pre-tax discount rate	22.2%
Long-term growth rate	2%
The discount rate applied in the DCF analysis is a
post-tax
measurement estimated using CAPM with reference to market participants’ gearing and betas. In the calculation of the DCF, the cash flow projections included specific estimates over a ten-year
period until such point that all markets in operation as of 2021 have reached maturity, with a terminal growth rate applied thereafter. To reflect regulatory risks and certain risks identified in the forecasts, a specific risk premium was adopted in the post-tax
discount rate.
The estimated recoverable amount of the CGU significantly exceeded its carrying amount by approximately € 2.3 bn. Management has concluded that due to the amount of headroom, 97.5% of the carrying amount, it is unlikely a change in the discount rate and long-term
growth rate would cause the carrying amount to exceed the recoverable amount. The information below shows the amount by which the discount rate would need to change for the estimated recoverable amount to be equal to the carrying amount.
The market approach was based on revenue and EBITDA multiples observed from listed peers as of the balance sheet date. Certain adjustments were applied to reflect specific risks the CGU faces compared to its peers operating mainly in regulatory markets.

Change in pre-tax discount rate	3,372%
Change in long-term growth rate	n/a

F-3
3

SGHC Limited
Notes to Consolidated Financial Statements (continued)

13	Property, plant and equipment

	Leasehold property	Computer hardware &	Office	Furniture &
	improvements € ‘000s	software € ‘000s	equipment € ‘000s	fittings € ‘000s	Total € ‘000s
Cost
At January 1, 2020	3,527	4,811	432	740	9,510
Additions	156	1,231	147	439	1,973
Disposals	(25)	(246)	(69)	(42)	(382)
Arising on business combinations	255	159	95	141	650
Effects of movements in exchange rates	(66)	(349)	(99)	(50)	(564)

At December 31, 2020	3,847	5,606	506	1,228	11,187
Additions	860	1,808	236	243	3,147
Disposals	(8)	(496)	(92)	(41)	(637)
Arising on business combinations	2,252	4,805	358	305	7,720
Effects of movements in exchange rates	255	487	51	101	894

At December 31, 2021	7,206	12,210	1,059	1,836	22,311

Accumulated depreciation
Balance at January 1, 2020	2,090	2,513	144	328	5,075
Depreciation	330	1,651	96	129	2,206
Disposals	(24)	(212)	(35)	(23)	(294)
Effects of movements in exchange rates	(73)	(268)	(76)	(26)	(443)

At December 31, 2020	2,323	3,684	129	408	6,544
Depreciation	500	2,224	189	241	3,154
Disposals	(5)	(384)	(78)	(33)	(500)
Effects of movements in exchange rates	113	438	21	43	615

At December 31, 2021	2,931	5,962	261	659	9,813

Net book value
At December 31, 2020	1,524	1,922	377	820	4,643
At December 31, 2021	4,275	6,248	798	1,177	12,498

14	Trade and other receivables

	2021	2020
	€ ‘000s	€ ‘000s
Processor receivables	63,495	39,376
Trade receivables	56,346	35,632
Inventory	40	—
Other receivables	3,453	2,840
Prepayments	45,918	30,528
Other taxation and social security	—	469

	169,252	108,845

Processor receivables are balances due from Payment Service Providers (‘PSPs’). The Group considers these PSPs as financial institutions that have high creditability in the market and strong payment profiles.
Management considers that the carrying amount of trade and other receivables approximates their fair value. The expected credit losses calculated under IFRS 9 for trade and other receivables are considered by management to be immaterial.

F-3
4

SGHC Limited
Notes to Consolidated Financial Statements (continued)

15	Trade and other payables

	2021 € ‘000s	2020 € ‘000s
Trade payables	77,651	75,249
Other taxation and social security	9,835	3,196
Other payables	1,106	2,132
Accruals	58,761	62,732

	147,353	143,309

Management considers that the carrying amount of trade and other payables approximates their fair value.
All amounts included in trade and other payables are repayable on demand, non-interest
bearing and are not secured on the assets of the Group.

16	Equity

	2021	2020
Ordinary shares issued and fully paid as at January 1	54,553,972	53,863,810

Share buy-back during the year	(691,884)	—
Issued during the period	2,991,877	690,162

Ordinary shares issued and fully paid as at December 31	56,853,965	54,553,972

16.1	Issued capital
On March 12, 2020 and March 17, 2020, the Company issued 345,081 no par registered shares to minority shareholders in Fengari and Pelion in exchange for € 1.4 million and € 4.8 million, respectively, to align its shareholding with that of SGHC. The € 6.2 million received for the issuance of shares has been recorded to issued share capital.
On January 27, 2021 the Company bought back 691,884 of its shares from its shareholders for € 10.7 million. This transaction has been be treated as a reduction of issued capital.
On March 12, 2021, the Company issued 230,180 no par registered shares to minority shareholders in SGHC in exchange for the acquisition of Raging River for a fair value of € 16.7 million. The shareholders paid an amount of € 3.6 million towards the issue of shares. The € 16.7 million for the issuance of shares has been recorded to issued capital.
On June 25, 2021, external loans with a value of € 203.0 million were novated from a number of Group subsidiaries to SGHC. This debt was then further novated to the shareholders of the Company registered at close of business on that date, in consideration for an aggregate additional 2,761,697 ordinary shares in the Company, in the same pro-rata
proportions as the shareholding percentages just prior to this loan novation and share issue. The Company incurred no gain or loss on the extinguishment of this debt. The Company issued these shares on June 30, 2021. In addition to the above, transaction costs to the value of €0.5 million was capitalized against share capital.

16.2	Foreign exchange reserve
The foreign exchange reserve relates to retranslation of the Group’s foreign subsidiaries with a non-Euro
functional currency into the Group’s presentation currency.

16.3	Entities with significant influence over the Group
During the year and as at December 31, 2021, the Group did not have an ultimate holding company as no entity is deemed to have control over the Group. Instead both Knuttson Ltd and Chivers Ltd (previously Chivers Trust) are considered to exercise significant influence by way of holding 48.94% and 20.34%, respectively, of the issued share capital of SGHC as at December 31, 2021 and 2020. Refer to note 24 for changes in shareholders after the reporting date.

F-3
5

SGHC Limited
Notes to Consolidated Financial Statements (continued)

17	Financial instruments - fair values and risk management
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Group would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Fair values
Fair values vs carrying amounts
The following are the fair values and carrying amounts of financial assets and liabilities in the Consolidated Statement of Financial Position:

	Carrying Amount December 31, 2021 € ‘000s	Fair Value December 31, 2021 € ‘000s	Carrying Amount December 31, 2020 € ‘000s	Fair Value December 31, 2020 € ‘000s
Assets
Loans receivable	25,516	25,516	39,804	39,804
Trade and other receivables	119,841	119,841	75,008	75,008
Regulatory deposits	8,594	8,594	2,901	2,901
Restricted cash	60,296	60,296	12,093	12,093
Cash and cash equivalents	293,798	293,798	138,540	138,540

Total	508,045	508,045	268,346	268,346

Liabilities Trade and other payables	134,930	134,930	136,869	136,869
Lease liabilities	16,249	16,249	9,072	9,072
Deferred consideration	13,200	13,200	2,089	2,089
Interest-bearing loans and borrowings	3,772	3,772	210,723	210,723
Customer liabilities (at fair value through profit/loss)	51,959	51,959	43,709	43,709

Total	220,110	220,110	402,462	402,462

Net	287,935	287,935	(134,116)	(134,116)

Fair value hierarchy
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs for the asset or liability that are based on observable market data (i.e. observable inputs); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).
Basis for determining fair value though profit and loss
The following are the significant methods and assumptions used to estimate the fair values for the financial instruments above.
Financial instruments carried at amortized cost
All financial instruments measured at amortized cost approximate their fair value.
Financial instruments carried at fair value through profit and loss
Derivative financial instruments (Level 3)
Customer Liabilities
Customer liabilities are fair valued as at period end to reflect the movement in the odds between the date the bet was placed and the odds as at period end.
Call Option over Verno Holdings Limited shares
At April 16, 2021, SGHC Limited entered into a call option to purchase 100% of the shares in Verno, exercisable during the period from April 16, 2021 to December 31, 2023. SGHC had no ownership interest in Verno at this time. The number of shares granted as per the option agreement was 13,465,539. As the call option is for 100% of the shares in Verno, SGHC assessed whether the option is substantive and whether the option provides control over Verno. At April 16, 2021, SGHC Limited could exercise the option at any time; therefore, it had the practical ability to exercise the option when decisions about the direction of relevant activities needed to be made. However, there were other barriers preventing SGHC from exercising the option. Some of the barriers included ongoing investigations from regulators, uncertainties regarding tax compliance and concerns regarded the regulatory environment. Furthermore, at June 30, 2021, an addendum to the option was issued and the exercise date was amended to June 30, 2023. Therefore, this option was no longer exercisable. The Group determined that SGHC does not have control over Verno and recognized the option as a derivative in accordance with IFRS 9 Financial Instruments.

F-3
6

SGHC Limited
Notes to Consolidated Financial Statements (continued)

17	Financial instruments - fair values and risk management (continued)

Financial instruments carried at fair value through profit and loss
(continued)
Derivative financial instruments (Level 3) (continued)

Upon initial recognition of the Verno option, the Group recognized the transaction price of €1,000 relating to the amount paid in order to enter into the option. There is a difference between the fair value of the option (€22.6 million) and the transaction price which the Group did not recognize as the valuation of the option is not based on a valuation technique that uses observable inputs. The option related to effect an anticipated reorganization for which there were uncertainties around the outcome of certain events as such a nominal amount was seen as an appropriate fair value for the transaction price. The table below shows the movement in the aggregate profit not recognized when financial instruments were initially recognized (day 1 gain), because of the use of valuation techniques for which not all the inputs were market observable data:

2021
€ ‘000s
Opening balance	—
Gain or loss on initial recognition	22,589
Changes in fair value during the period	(9,508)

Closing balance	13,081

In determining the fair value of the call option over the Verno shares, the Group applied a valuation technique that takes into account the regulatory risks in the UK. This approach allows for a two-step
process, which incorporates uncertainty around the success or not of the license review and the underlying business risk using the Black Scholes method.
The Group entered into three separate funding and option arrangements with Bellerive Capital Limited (“BCL”) in 2014, 2015 and 2016, under which the Group provided a funding contribution for the sole purpose of BCL acquiring a 100%
interest in Digiprocessing
,
Richhill (parent company of Raichu), and Haber respectively. Per the agreement, any proceeds received by BCL from the investment entities in excess of the initial contributions shall be allocated between the Group and BCL after deduction of any relevant expenses incurred by BCL. As part of this allocation, the Group earned
 €15.8
million during the year ended December 31, 2021 which were proceeds received in excess of the initial funding contribution. This has been recognized as other income in the consolidated statements of profit or loss and other comprehensive income.
Investments in
non-listed
equity instruments
On 17 May 2021, Merryvale Limited purchased preference shares in Beryllium Ventures Pte. Ltd for which the Group holds a non-controlling
interest. These investments were irrevocably designated at fair value through OCI as the Group considers this investment to be strategic in nature. The fair value of the investment is recognized at the fair value of the transaction price as the transaction is between entities that are unrelated. Any movement in the fair value of the investment between the date of acquisition and year end is immaterial.
Financial instruments carried at amortized cost
Interest-bearing
loans and borrowings

	December 31,	December 31,
	2021 € ‘000s	2020 € ‘000s
Current interest-bearing loans and borrowings
Financial institution loan (ZAR 1.25% interest)	1,537	—
Financial institution loan (ZAR 15% interest)	1,318	—
Financial institution loan (GBP 3-month LIBOR plus 5%)	—	82,641
Financial institution loan (CAD 3-month LIBOR plus 5%)	—	258
Financial institution loan (CHF 3-month LIBOR plus 5%)	—	843
Financial institution loan (EUR 3-month LIBOR plus 5%)	—	95,296
Financial institution loan (EUR 6% interest)	—	2,591
Other loans (NGN 0%)	126	—
Other loans (EUR 0%)	27	2,093

Total current interest-bearing loans and borrowings	3,008	183,722

Non-current interest-bearing loans and borrowings
Financial institution loan (ZAR 1.25% interest)	764	—
Financial institution loan (EUR 3-month LIBOR plus 3%)	—	2,254
Financial institution loan (USD 6% interest)	—	2,044
Financial institution loan (EUR 6% interest)	—	22,703

Total non-current interest-bearing loans and borrowings	764	27,001

7

SGHC Limited
Notes to Consolidated Financial Statements (continued)

17	Financial instruments - fair values and risk management (continued)

Financial instruments carried at amortized cost
(continued)

Analysis of loans and borrowings for the year ended 31 December 2021

Facility	Maturity	Interest rate	Currency	Facility amount ‘000s
Financial institution loan	15-Jun-22	15%	ZAR	R75,032
Financial institution loan	31-Aug-23	1.25%	ZAR	R49,944
Other loans	On demand	0%	EUR	Unspecified
Other loans	On demand	0%	NGN	Unspecified
Analysis of loans and borrowings for the year ended 31 December 2020

Facility	Maturity	Interest rate	Currency	Facility amount ‘000s
Financial institution loan	On demand	3- month LIBOR plus 5%	GBP	£75,000
Financial institution loan	On demand	3- month LIBOR plus 5%	Multi-currency	€90,000
Financial institution loan	On demand	3- month LIBOR plus 5%	EUR	€11,500
Financial institution loan	On demand	3- month LIBOR plus 5%	EUR	€6,000
Financial institution loan	27-Nov-24	6%	EUR	€10,000
Financial institution loan	21-Feb-23	3- month LIBOR plus 3%	EUR	€10,000
Financial institution loan	02-Oct-23	6%	USD	$5,000
Financial institution loan	07-Mar-21	6%	EUR	€5,000
Financial institution loan	28-Mar-24	6%	Multi-currency	€10,000
Financial institution loan	27-Nov-24	6%	EUR	€10,000
Other loans	On demand	0%	EUR	Unspecified
Other loans	On demand	1.5%	EUR	€25,600
Financial risk management
The Group’s activities expose it to a variety of financial risks, namely, market risk, liquidity risk and credit risk. The Group’s senior management oversees the management of these risks. The Group’s senior management ensures that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. The Group reviews and agrees on policies for managing each of these risks which are described below.
Market risk
Market risk relates to the risk that changes in prices, including sports betting prices/odds, foreign currency exchange rates and interest rates, will impact the Group’s income or the value of its financial instruments. Market risk management has the function of managing and controlling the Group’s exposure to market risk to within acceptable limits, while at the same time, ensuring that returns are optimized.
The management of market risk is performed under the supervision of the Group’s senior management and according to the guidance approved by them.
Sports betting prices/odds
Managing the risks associated with the sportsbook bets is a fundamental part of the Group’s business. Group senior management has the responsibility for the compilation of bookmaking odds and for sportsbook risk management as well as responsibility for the creation and pricing of all betting markets, and the trading of those markets through their lives.
A mix of traditional bookmaking approaches married with risk management techniques from other industries is applied, and extensive use is made of mathematical models and information technology. The Group has set predefined limits for the acceptance of sportsbook bet risks. Stake and loss limits are set by reference to individual sports, events and bet types. These limits are subject to formal approval by senior management.

F-
38

SGHC Limited
Notes to Consolidated Financial Statements (continued)

17	Financial instruments - fair values and risk management (continued)

Financial instruments carried at fair value through profit and loss
(continued)

Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure that; as far as possible, it will have sufficient liquidity to meet its liabilities when they become due.
Cash flow forecasting is performed in the operating entities of the Group on a monthly basis and then aggregated by Group Finance which closely monitors the actual status per company and the rolling forecast of the Group’s liquidity.
Customer funds are kept in dedicated accounts, separately from the Group’s operational bank accounts in order to ensure that their liability is met. The following table shows the cash flows for financial liabilities.

	Carrying amount € ‘000s	Contractual cashflows € ‘000s	less than 1 year € ‘000s	1-2 years € ‘000s	3-5 years € ‘000s	Over 5 years € ‘000s
At December 31, 2021
Trade payables	77,651	77,651	77,651	—	—	—
Accruals	57,279	57,279	57,279	—	—	—
Other payables	1,106	1,106	1,106	—	—	—
Customer liabilities	51,959	51,959	51,959	—	—	—
Lease liabilities	16,249	19,236	5,746	5,422	7,914	154
Deferred consideration	13,200	13,200	13,200	—	—	—
Interest-bearing loans and borrowings principal	3,327	3,327	2,563	764	—	—
Interest-bearing loans and borrowings interest	445	560	556	4	—	—

	221,216	224,318	210,060	6,190	7,914	154

At December 31, 2020
Trade payables	75,249	75,249	75,249	—	—	—
Accruals	61,620	61,620	61,620	—	—	—
Other payables	2,132	2,132	2,132	—	—	—
Customer liabilities	43,709	43,709	43,709	—	—	—
Lease liabilities	9,072	11,374	2,586	2,568	6,220	—
Deferred consideration	2,089	2,089	2,089	—	—	—
Interest-bearing loans and borrowings principal	200,417	200,416	174,568	—	25,848	—
Interest-bearing loans and borrowings interest	10,306	16,617	9,250	—	7,367	—

	404,594	413,206	371,203	2,568	39,435	—

F-
39

SGHC Limited
Notes to Consolidated Financial Statements (continued)

17	Financial instruments - fair values and risk management (continued)

Changes in liabilities arising from financing activities

	Interest-bearing loans and borrowings and deferred consideration	Lease liabilities	Total
	€ ‘000s	€ ‘000s	€ ‘000s
At January 1, 2019	146,793	11,457	158,250

Cash inflows	14,610	—	14,610
Cash outflows	—	(2,215)	(2,215)
Eliminated on business combinations	(18,200)	—	(18,200)
Deferred consideration paid	(20,284)	—	(20,284)
Effects of movements in exchange rates	2,444	(1)	2,443
New leases	—	91	91
Increase in deferred consideration	62,500	—	62,500
Arising from business combinations	22,328	—	22,328
Interest	7,174	561	7,735

At December 31, 2019	217,365	9,893	227,258

Cash inflows	7,142	—	7,142
Cash outflows	(15,779)	(2,645)	(18,424)
Loans novated	29,844	—	29,844
Deferred consideration paid	(66,027)	—	(66,027)
Effects of movements in exchange rates	(1,945)	128	(1,817)
New leases	—	196	196
Increase in deferred consideration	25,600	—	25,600
Arising from business combinations	6,306	815	7,121
Interest	10,306	685	10,991

At December 31, 2020	212,812	9,072	221,884

Cash inflows	—	—	—
Cash outflows	(24,641)	(3,413)	(28,054)
Deferred consideration paid	(4,050)	—	(4,050)
Effects of movements in exchange rates	4,124	527	4,651
Disposals	—	(347)	(347)
New leases	—	1,311	1,311
Other	25	—	25
Increase in deferred consideration	15,161	—	15,161
Loans novated - share subscription	(202,625)	—	(202,625)
Arising from business combinations	10,741	8,602	19,343
Liabilities assumed on business combination	2,881
Loans novated	(12)		(12)
Loans waived	(2,808)	—
Interest	5,364	497	5,861

At December 31, 2021	16,972	16,249	33,147

Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.
Credit risk also arises where cash and cash equivalents and restricted cash are deposited with banks or financial institutions. It is the Group’s policy to deposit funds only with reputable institutions, and to keep the position under review. Management do not consider there to be a concentration of credit risk within the Group as the amounts receivable at year end are spread across a number of 3rd partıy supplier across multiple locations.
The Group applies the IFRS 9, ‘Financial Instruments,’ simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade and other receivables that do not contain a significant financing component and those that are recognized under IFRS 15, ‘Revenue from Contracts with Customers.’

F-4
0

SGHC Limited
Notes to Consolidated Financial Statements (continued)

17	Financial instruments - fair values and risk management (continued)

Credit risk (continued)

The Group’s sports betting and online casino business are predominantly cash businesses where there is a requirement for the customer to pay in advance of entering into a transaction. These payments are collected through payment service providers. The Group does not grant credit to customers.
As such, the majority of the Group’s outstanding receivables balance is with approximately 68 payment service providers (PSPs), some of which are global brands, and others are smaller and country specific. The Group considers these PSPs as financial institutions that have high credibility in the market and strong payment profiles.
The Group monitors trade and other receivables based on credit risk characteristics and aging of the receivables.
This is accomplished through weekly cash flow meetings where inflows from PSPs are reviewed, and on a monthly basis a ‘PSP aging report’ is assessed. This enables management to identify any settlements outstanding for more than a month and will then be raised for consideration of write offs. Management also considers current and forward-looking
information based on publicly available information affecting the ability of the debtors to settle receivables, for example, news of a PSP declaring bankruptcy, experiencing fraud or financial difficulties, etc. Historically, write offs have been rare and immaterial, with the exception of specific one-off
events.
The Group considers the expected credit loss calculated under IFRS 9 for trade and other receivables, and any write offs to be immaterial. In relation to regulatory deposits, cash and cash equivalents and loans receivable, the credit risk is low and any required provision would be non-existent
or immaterial.
The Group has provided a financial guarantee on a loan facility extended by Standard Bank to Digital Gaming Corporation (“DGC”) DGC for US $50
million. The Group has an option to acquire DGC conditional on DGC obtaining various regulatory approvals, as detailed in note 25. The Group extended the facility to DGC in order to facilitate DGC obtaining various licenses in the USA, thereby allowing the business to obtain access to various states in the USA when the option is exercised. The maximum credit risk exposure of the Group in the event of DGC failing to repay the loan is US $50 million which is set aside within restricted cash as required by the lender. During 2021, DGC went live in five states operating under the Betway brand, with sound revenue growth experienced in the early months. The Group considers the provision of the facility to advantageous to the future business and does not consider the guarantee to be a risk to the Group. Whilst the receivable balances have notably increased management understands the reasons for these increases being driven by increased revenues, prepayments and an increase in two receivables from its licencing partners. Management does not consider there to be any recoverability issues as the bulk of the processors having settled amounts due after year end, the one licence partner has settled in full and management have agreed a plan with the other.
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. Some of the Group’s subsidiaries operate in local currencies, primarily GBP, GHS, NGN, ZAR. Exchange rates are monitored by Group Finance on a monthly basis to ensure that adequate measures are taken if fluctuations increase.
Effect of a quantitative change of foreign currency exchange rates of the Euro against the exposed currencies on the Group’s monetary financial assets and liabilities is not material.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.
The Group is mainly exposed to borrowings interest rate risk. The interest rate on borrowings is based on the variable and fixed interest rates disclosed in the analysis of financial institution loans table included in this note.
The Group monitors its treasury at least monthly and seeks to obtain a commercial rate of return from AA or above rated institutions whilst not impacting on cash flow.

18	Leases
The Group is a lessee and enters into contracts to lease office property and motor vehicles. Leases are individually negotiated and include a variety of different terms and conditions in different countries.
Lease contracts have fixed payments and are either
non-cancellable
or may only be cancelled by incurring a substantive termination fee. The Group is prohibited from selling or pledging the underlying leased assets as security. The Group includes renewal options as part of the lease term when these are reasonably certain.
The Group has no material short term or low value asset leases.

F-4
1

SGHC Limited
Notes to Consolidated Financial Statements (continued)

18	Leases (continued)

Right-of-use
assets
The amount recognized as
right-of-use
assets is as shown:

	Leasehold property	Motor vehicles	Total
	€ ‘000s	€ ‘000s	€ ‘000s
At January 1, 2020	9,844	—	9,844
Arising on business combinations	845	—	845
Foreign exchange adjustment on translation of foreign operations	71	(2)	69
Additions	164	44	208
Amortization	(1,995)	(15)	(2,010)

At December 31, 2020	8,929	27	8,956
Arising on business combinations	6,848	—	6,848
Effects of movements in exchange rates	568	1	569
Additions	1,336	—	1,336
Disposals	(327)	—	(327)
Amortization	(2,826)	(15)	(2,841)

At December 31, 2021	14,528	13	14,541

Lease liabilities
The recognized lease liability is as shown:

	Leasehold property	Motor vehicles	Total
	€ ‘000s	€ ‘000s	€ ‘000s
At January 1, 2020	9,893	—	9,893
Arising on business combinations	815	—	815
Foreign exchange adjustment on translation of foreign operations	130	(2)	128
Additions	157	39	196
Interest expense	684	1	685
Lease payments	(2,632)	(13)	(2,645)

At December 31, 2020	9,047	25	9,072
Arising on business combinations	8,602	—	8,602
Effects of movements in exchange rates	528	(1)	527
Additions	1,311	—	1,311
Disposals	(347)	—	(347)
Interest expense	496	1	497
Lease payments	(3,401)	(12)	(3,413)

At December 31, 2021	16,236	13	16,249

Maturity analysis - contractual undiscounted cash flows

	2021 € ‘000s	2020 € ‘000s
Less than one year	5,746	2,586
One to five years	13,336	8,788
More than five years	154	—

Total undiscounted lease liabilities	19,236	11,374

F-4
2

SGHC Limited
Notes to Consolidated Financial Statements (continued)

18	Leases (continued)

Lease liabilities
Lease liabilities included in the Consolidated Statement of Financial Position

	2021	2020
	€ ‘000s	€ ‘000s
Current	5,353	2,318
Non-Current	10,896	6,754

Total lease liabilities	16,249	9,072

Amounts recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income

	2021 € ‘000s	2020 € ‘000s
Interest on lease liabilities	497	685
Amortization on right-of-use assets	2,841	2,010
COVID-19 Rent Consession	—	(360)

	3,338	2,335

Amounts recognized in the Consolidated Statement of Cash Flows

	2021 € ‘000s	2020 € ‘000s
Interest paid on lease liabilities	532	707
Principal payment on lease liabilities	2,881	1,938

Total cash outflow for leases	3,413	2,645

19	Related party transactions
Remuneration of key management personnel
The remuneration of the directors and executive officers (excluding non-executive
directors), who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24, ‘Related Party Disclosures’. These expenses are included in the ‘General and administrative expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

	2021 € ‘000s	2020 € ‘000s
Short term employee benefits	5,848	5,301
Post-employment pension and medical benefits	35	75

	5,884	5,376

Key management personnel services were also provided by Whitfield Management Limited and Digital Outsource Services Proprietary Limited. Amounts paid to Whitfield Management Limited for these services for the year ended December 31, 2021 amounted to € 1.6 million
 (2020: € 0.3 million). Of the total fees paid to Digital Outsource Services Proprietary Limited for the year ended December 31, 2021 amounting to € 66 million (2020: € 58.1 million) fees for the key management personnel services amounted to € 1.3 million (2020: € 1.3 million). Key management personnel services provided by Digital Outsource Services Proprietary Limited are in relation to Fengari and Lanester.
As of December 31, 2021, the Group has made a cash advancement to Super Group (SGHC) Limited of €0.7 million.

20	Dividends paid and proposed

	2021 € ‘000s	2020 € ‘000s
Cash dividends on ordinary shares declared and paid:
Final dividend (2020: € 0.18 per share)	—	10,000

	—	10,000

F-4
3

SGHC Limited
Notes to Consolidated Financial Statements (continued)

21	Provisions

	2021 € ‘000s	2020 € ‘000s
License review provision
As at the beginning of the year	—	24,265
Settled in the year	—	(13,556)
Amounts transferred to accruals during the year	—	(10,709)
Provided in the year	—	—

As at the end of the year	—	—

Withholding, indirect and gaming taxes
As at the beginning of the year	45,766	22,797
Arising on business combinations	—	17,879
Settled in the year	(706)	(110)
Provided in the year	3,425	5,200
Effects of movements in exchange rates	840	—
Amounts transferred to accruals during the year	(1,610)	—

As at the end of the year	47,715	45,766

Current	47,715	45,766
Non-current	—	—

Total provisions	47,715	45,766

Provisions have been made based on the Group’s best estimate of the future cash flows, taking into account the risks and uncertainty of timing associated with each obligation associated with each obligation.
License review provisions
The Group is regulated for betting and gaming activities in a number of territories and is subject to compliance with the terms of these licenses. During 2020, the Group was subject to a license review in one of its principal operating territories. As part of the license review the Company agreed to pay an amount of € 13.6 million and perform a follow up review. No further provisions were raised as no additional expected liability arose from this further review. As at December 31, 2020, the Group had completed the follow up review and as such, given the increased certainty of payments to be made, transferred the remaining provision balance to accruals.
In September 2021, the Group was notified of the completion of the license review described above. Of the € 10.7 million accruals related to the license review at December 31, 2020, € 7.4 million was settled during the period. The remainder of this accrual is anticipated to be settled in future periods.
Withholding, indirect and gaming tax provisions
The Group is subject to withholding, indirect and gaming taxes in the jurisdictions in which it operates. The Group records provisions for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain or where the Group continues to challenge the interpretations and the likelihood of tax being payable is considered probable.
The Group makes provisions for these matters based on the best estimate based on the individual facts and circumstances. Assessments made rely on advice from legal counsel and management’s assessment of judgments reached on cases in similar jurisdictions, as well as estimates and assumptions which may involve a series of complex judgements about future events. To the extent that the final outcome of these matters is different than the amounts recorded, such differences may impact the Group’s financial results in the period in which such determination is made.

22	Commitments and contingencies
Withholding, indirect and gaming taxes
As reflected in the critical judgments disclosures in note 3, the Group reviews tax developments at each reporting date to determine if a provision should be recorded or a contingency disclosed. The Group assesses its tax liabilities taking into account current (and enacted but not yet implemented) tax law in conjunction with advice received from professional advisers and/or legal counsel. Management have assessed that the financial effect of such contingencies are either possible or probable but cannot be reliably measured due to considerable uncertainty regarding amount and/or timing.
Legal contingencies
The business is party to pending litigation in various jurisdictions and with various plaintiffs in the normal course of business. The Group takes legal advice as to the likelihood of success of claims and counterclaims. No provision is made where, due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arising from any of the legal proceedings can be determined.

F-4
4

SGHC Limited
Notes to Consolidated Financial Statements (continued)

23	Subsidiaries
The table below includes the Company’s principal subsidiaries as at December 31, 2021, determined as either contributing to 10% or more of the Group assets or revenues. The Company has other subsidiaries, however the assets and revenues did not exceed 10%, and the aggregate did not exceed 20% of the Group’s consolidated assets or revenues for the year ended

December 31, 2021:

Name	% Equity interest	Country of incorporation	Nature of business
Bayton Limited	100%	Malta	Gaming operations
Baytree Interactive Limited	100%	Guernsey	Gaming operations
Betway Limited	99.9%	Malta	Gaming operations
Pindus Holdings Limited	100%	Guernsey	Holding company
Certain subsidiary entities of the Group are not
wholly-owned.
Management has assessed the values of the
non-controlling
interests (‘NCI’) in these instances and determined them to be immaterial. Therefore, the Group has not reflected any NCI in these financial statements.

24	Subsequent events
Sports Entertainment Acquisition Corp merger
On January 27, 2022 (the ‘Closing date’) the Company completed the merger pursuant to the Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the ‘Business Combination Agreement’) dated April 23, 2021, by and among itself (‘SGHC’), Super Group (SGHC) Limited (‘NewCo’), Sports Entertainment Acquisition Corp (‘SEAC’), a New York Stock Exchange (‘NYSE’) publicly traded special purpose acquisition company based in the United States, Super Group Holding Company Merger Sub, Inc (‘Merger Sub’), a Delaware corporation and a wholly-owned
subsidiary of NewCo, which will result in the public listing of the Group, described in this section.
Prior to the closing date, SGHC shareholders
(“Pre-Closing
Holders”) exchanged all issued shares in SGHC for newly issued shares in NewCo at an agreed ratio of 8.51 to 1. As a consequence of the exchange previously existing shareholder of the Company obtained 458,721,777 ordinary shares in Super Group (SGHC) Limited, equating to 93.58% of the issued capital of Super Group (SGHC) Limited. This ratio resulted in each individual SGHC shareholder maintaining the same ownership percentage in NewCo as each shareholder had in SGHC. The transaction was accounted for as a capital reorganization because NewCo did not meet the definition of a business under IFRS 3 Business Combinations prior to the capital reorganization. Under a capital reorganization, the consolidated financial statements of NewCo reflect the net assets transferred at pre-combination
predecessor book values. Following the capital reorganization, SGHC is a wholly owned subsidiary of NewCo.
On the Closing date, SEAC merged with and into Merger Sub, with SEAC as the surviving company continuing as a wholly owned subsidiary of NewCo and at the effective time of the merger, each share of Class A common stock of SEAC was cancelled and extinguished and converted into the right to receive one ordinary share of no par value of NewCo.
As a result of this transaction, pre-redemption cash of € 341.8 million was assumed by Super Group (SGHC) Limited, net of transaction expenses of € 55.8 million.

F-4
5

SGHC Limited
Notes to Consolidated Financial Statements (continued)

2 4	Subsequent events (continued)
Sports Entertainment Acquisition Corp merger
(continued)

Further to the above, pursuant to the Business Combination Agreement,
Pre-Closing
Holders have a contingent right to receive up to 50,969,088

Earnout Shares. The Earnout Shares are issuable by NewCo to the
Pre-Closing
Holders subject to attainment of certain stock price hurdles over a five-year
period from the Closing Date.
Company acquisitions
Management has not completed the following acquisitions:

•
In an agreement entered into on April 7, 2021, the Group are to acquire 100% of the issued share capital of Digital Gaming Corporation (“DGC”) for € 11.1 million, conditional on various regulatory approvals. The purchase of DGC is conditioned upon written consent from the Gaming Authorities in the US that Gaming Approvals for each relevant jurisdiction and certain market access agreements will not terminate due to the purchase by SGHC.

•
In an agreement entered into on April 19, 2021, the Group are to acquire 70% of the issued share capital of BlueJay Limited for a nominal amount, conditional on the formal approval from the Betting Control and Licensing Board and Competitions Authority in Kenya.

Furthermore, SGHC assessed whether the rights within the contract to acquire these entities were substantive or protective rights and whether these rights would give the Company control over these entities even though the sale was not finalized. SGHC determined that the rights contained in the contract were not substantive. Therefore, until the conditions within the contract are met, SGHC does not have control over these entities.
Repayment of loans receivable
Loans receivable to the value of € 18.8 million out of the € 25.5 million as at December 31, 2021 have been received.
Increase in financial guarantee
On January 21, 2022, Standard Bank increased its loan facility with DGC from US $50 million to US $78 million and the repayment date was extended from 18 months to 36 months after the first drawing under the facility. As the Group has provided a financial guarantee on this loan facility, this resulted in a corresponding increase in the Group’s restricted cash balance.

6

Super Group (SGHC) Limited

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Super Group (SGHC) Limited
St Peter Port, Guernsey
Opinion on the Financial Statements
We have audited the accompanying statement of financial position of Super Group (SGHC) Limited (the “Company”) as of December 31, 2021, the related statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for the period from March 29, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the period from March 29, 2021 (inception) through December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Accounting for Transaction Costs in Relation to the Business Combination Agreement and Listing of Shares
As described in Note 8 and 11 to the financial statements, the Company incurred material transaction costs in the period ending December 31, 2021 in relation to the listing of the Company’s shares through the merger agreement with Sports Entertainment Acquisitions Corporation. The Company recognized €1.3 million of General and administrative expenses in the Statement of Profit or Loss and Other Comprehensive Income and deferred €0.1 million of costs within Prepaid transaction costs on the Statement of Financial Position as of December 31, 2021.
We identified a risk around the accounting for these transaction costs in the financial statements, specifically around the determination of the direct and incremental nature of the costs incurred, period in which the costs are recognized, and appropriateness of classification within the financial statements.
The primary procedures we performed to address this critical audit matter included:

•	We assessed each individual transaction expense to verify the nature of the costs incurred;

•
We obtained the underlying contracts, engagement letters, and other supporting documentation to verify the costs incurred are recognised in the appropriate financial statement period and completeness of the costs, given the terms of each agreement and payments which are conditional on specific events occurring;

•
We challenged the reasonableness of management’s conclusions regarding the costs incurred which are attributable to issued capital based on the underlying terms of the merger agreement and business combination agreement.

/s/ BDO LLP
BDO LLP
We have served as the Company’s auditor since 2022.
London, United Kingdom
April 20, 2022

F-48

Super Group (SGHC) Limited
Statement of Profit or Loss and Other Comprehensive Income/(Loss) for the period from March 29, 2021 (inception) through December 31, 2021

		2021
	Note	€
General and administration expense s		(1,427,970)

Loss from operations	3	(1,427,970)
Finance expense		(27)

Loss before taxation		(1,427,997)
Income tax expense		—

Loss for the period		(1,427,997)
Other comprehensive income		—
Other comprehensive income for the period		—

Total comprehensive loss for the period attributable to owners of the parent		(1,427,997)

Weighted average shares outstanding, basic and diluted	4	1
Earnings per share, basic and diluted	4	(1,427,997)
The accompanying notes are an integral part of these financial statements.

F-
49

Super Group (SGHC) Limited
Statement of Financial Position
as at December 31, 2021

	Note	2021
		€
ASSETS
Non-current assets
Intangible assets	5	10,521

		10,521
Current assets
Trade and other receivables	6	47,128

Prepaid transaction costs		92,611
		139,739

TOTAL ASSETS		150,260

LIABILITIES
Current liabilities
Loans and borrowings from related party	9	665,745
Trade and other payables	7	910,250
Bank overdraft		2,262

		1,578,257

TOTAL LIABILITIES		1,578,257

EQUITY
Issued capita l	8	—
Accumulated deficit		(1,427,997)

EQUITY		(1,427,997)

TOTAL LIABILITIES AND EQUITY		150,260

The accompanying notes are an integral part of these financial statements.

F-5
0

Super Group (SGHC) Limited
Statement of Changes in Equity
for the period from March 29, 2021 (inception) through December 31, 2021

	Issued	Accumulated	Total
	capital	deficit	equity
	€	€	€

Equity as at March 29, 2021 (inception)	—	—	—
Loss for the perio d	—	(1,427,997)	(1,427,997)

Total comprehensive loss	—	(1,427,997)	(1,427,997)

Equity as at December 31, 2021	—	(1,427,997)	(1,427,997)

The accompanying notes are an integral part of these financial statements.

F-
5
1

Super Group (SGHC) Limited
Statement of Cash Flows
for the period from March 29, 2021 (inception) through December 31, 2021

		2021
	Note	€
Cash flows from operating activities
Loss for the period		(1,427,997)
Changes in working capital:
Increase in loans and borrowings from related party		665,745
Increase in trade and other receivables		(47,128)
Increase in trade and other payables		910,250

Net cash flows used in operating activities		100,870
Cash flows from investing activities
Acquisition of intangible assets	3	(10,521)

Net cash flows used in investing activities		(10,521)
Cash flows from financing activities
Prepaid transaction costs		(92,611)

Net cash flows used in financing activities		(92,611)
Decrease in cash and cash equivalents		(2,262)
Cash and cash equivalents at beginning of the period		—

Cash and cash equivalents at end of the period		(2,262)

The accompanying notes are an integral part of these financial statements.

F-
5
2

Super Group (SGHC) Limited
Notes to Financial Statements

1	General information and basis of preparation
General information
Super Group (SGHC) Limited (‘Super Group’ or the ‘Company’) is a holding company primarily engaged, through its operating subsidiaries, in the business of online sports betting and casino games.
The Company is a limited company incorporated under the Companies (Guernsey) Law, 2008 (the ‘Companies Law’) on March 29, 2021. The registered office is located at Kingsway House, Havilland Street, St Peter Port, Guernsey.
Super Group is a holding company that intended to list on the New York Stock Exchange as part of a merger pursuant to a Business Combination Agreement which completed on January 27, 2022 as denoted in note 11. This resulted in the Company becoming the ultimate holding company of SGHC Limited and its subsidiaries (together ‘the Group’). The Group operates a number of interactive gaming services under licenses granted by gaming authorities in various countries. These interactive gaming services consist mainly of casino games of chance and sports betting.
The financial statements for the period ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of Directors on April 20, 2022.
Basis of preparation
These financial statements have been prepared in conformity with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’).
The accounting principles set out below, unless stated otherwise, have been applied consistently for all periods presented in the financial statements. Super Group’s fiscal year ends December 31.
These financial statements are presented in Euros being the currency of the primary economic environment in which the Company operates.
The financial statements have been prepared on a historical cost basis, unless otherwise stated.

2	Accounting policies
The following principal accounting policies have been used consistently in the preparation of these financial statements.

2.1	Going concern
The accompanying financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation for at least a period of one year after the date these financial statements are issued, and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
The Company has incurred a net loss over the period as it was incorporated in the current financial period with the intention to merge with other companies. As at the reporting date this transaction had not completed. The Company has recognized net loss of € 1.4 million for the period Ma rch
 29, 2021 through December 31, 2021 and used cash flows in operations for the period Ma rch
 29, 2021 through December 31, 2021 of € 0.7 million. As of December 31, 2021 current liabilities exceeded current assets by € 1.4 million.
After having reviewed in detail the current trading position, forecasts and prospects of the Company, and the terms of trade in operation with customers and suppliers, management is satisfied that the Company has sufficient resources available to continue in operational existence for the foreseeable future. Management have prepared cash flow forecasts that model the impact of a variety of scenarios and that under each scenario the Company has the ability to manage its committed expenditure to ensure that it has sufficient working capital to continue to meet its obligations as they fall due. Based on these factors, management has a reasonable expectation that the Company has and will have adequate resources to continue in operational existence for a period of at least 12 months from April 20, 2022 and therefore have prepared the financial statements on a going concern basis.
Furthermore, management has disclosed any events occurring after the Statement of Financial Position date, including the closing of the SPAC transaction with Sports Entertainment Acquisition Corporation on January 27, 2022, which may affect the going concern of the Company in note 11 of the financial statements.

F-
5
3

Super Group (SGHC) Limited
Notes to Financial Statements

2	Accounting policies (continued)

2.2	Recent accounting pronouncements
Several amendments apply for the first time in 2021, but do not have a material impact on the financial statements of the Company.
Standards issued not yet applied
The following IFRSs have been issued but have not been applied in these financial statements. Their adoption is not expected to have a material effect on the Company’s financial statements.

•	Amendments to IFRS 1, IFRS 9 and IAS 41: Annual Improvements to IFRS Standards 2018 - 2020 (effective date January 1, 2022);

•	Amendments to IAS 1 and IFRS Practice Statement 2: Classification of Liabilities as Current or Non-current and Disclosure of Accounting Policies (effective date January 1, 2023);

•	Amendments to IAS 8: Definition of Accounting Estimates (effective date January 1, 2023).

2.3	Intangible assets
Intangible assets are principally comprised of trademarks and are stated at cost less accumulated amortization and impairment.
Trademarks
Trademarks represent the costs incurred to register the Company’s trademark.
Amortization
Amortization is provided at rates calculated to write off the valuation, less estimated residual value, of each asset over its expected useful life, as follows:

Intangible Asset	Useful economic life
Trademarks	Assessed separately for each asset, with lives ranging up to 20 years
The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

2.4	Taxes
Current income tax
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.
Current income tax relating to items recognized directly in equity is recognized in equity and not in the Statement of Profit or Loss and Other Comprehensive Income. Management evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation at each reporting date and establishes provisions where appropriate.
Deferred taxation
Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising in certain instances.
Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

2.5	Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
Financial assets
Initial recognition and measurement
Financial assets are classified, at initial recognition and are subsequently measured at amortized cost, fair value through OCI, and fair value through profit or loss.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.
For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

F-
5
4

Super Group (SGHC) Limited
Notes to Financial Statements

2	Accounting policies (continued)

2.5	Financial instruments (continued)
Financial assets
(continued)
Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at fair value through OCI with recycling cumulative gains and losses (debt instruments);

•	Financial assets designated at fair value through OCI with no recycling cumulative gains and losses (equity instruments); and

•	Financial assets at fair value through profit or loss.
Financial assets at amortized cost
Financial assets at amortized cost are subsequently measured using the effective interest rate (‘EIR’) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Company’s financial assets at amortized cost includes:

•	trade receivables and other receivables.
For the purpose of the Statement of Cash Flows, cash and cash equivalents comprises of the cash at banks and on hand net of outstanding bank overdrafts as they are considered an integral part of the Company’s cash management.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized (i.e. removed from the Company’s Statement of Financial Position) when:

•	the rights to receive cash flows from the asset have expired;

•
the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a
‘pass-through’
arrangement; and either

•	the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset; or

•	the Company has transferred substantially all the risks and rewards of the asset.
Impairment of financial assets
The Company recognizes an allowance for expected credit losses (‘ECLs’) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
There are three approaches to recognizing ECLs, the general, simplified or the purchased or originated credit-impaired
approach. The Company applies the simplified approach to the following financial assets:
Trade and other receivables that do not contain a significant financing component as required under IFRS 9. The Company measures loss allowances for trade receivables based on the lifetime ECLs and only tracks changes in credit risk at each reporting date. The Company monitors trade and other receivables based on credit risk characteristics and aging of the receivables.
The Company assumes that the credit risk on a financial asset has increased significantly if it is more than a week overdue. The Company considers a financial asset to be in default if the borrower is unlikely to pay its obligations to the Company in full or the financial asset is more than a month overdue.
Presentation of allowance for ECL in the Statement of Financial Position
The expected credit loss allowance for each type of financial asset (i.e. trade receivables) is deducted from the gross carrying amount of the assets (i.e.
contra-asset).
Impairment losses are shown separately on the face of the Statement of Profit or Loss and Other Comprehensive Income.
Financial assets with low risk
The Company applies a low credit risk approach to loans receivable, regulatory deposits and cash and cash equivalents. The Company uses a
12-month
ECL and does not assess whether a significant increase in credit risk has occurred at the reporting date.
Write-off
Write-offs
are recognized, when the Company has no reasonable expectations of recovering a financial asset either in its entirety or a portion thereof. The Company always assesses after 365 days whether or not a trade receivable needs to be written off.

F-
5
5

Super Group (SGHC) Limited
Notes to Financial Statements

2	Accounting policies (continued)

2.5	Financial instruments (continued)
Financial liabilities
Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.
All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, interest bearing loans and borrowings.
Subsequent measurement
For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss; and

•	Financial liabilities at amortized cost.
Financial liabilities at amortized cost
This is the category most relevant to the Company. After initial recognition, interest-bearing
loans and borrowings are subsequently measured at amortized cost using the effective interest rate (“EIR”) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the Statement of Profit or Loss and Other Comprehensive Income.
Derecognition
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the Statement of Profit or Loss and Other Comprehensive Income.

2.6	Foreign currencies
Transactions and balances
Transactions in foreign currencies are initially recorded by the Company at their respective functional currency spot rates at the date the transaction first qualifies for recognition.
Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the Statement of Profit or Loss and Other Comprehensive Income.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.
Non-monetary
items measured at fair value in a foreign currency are translated using exchange rates at the date when the fair value is determined. The gain or loss arising on translation is recognized in the Statement of Profit or Loss and Other Comprehensive Income.

2.7	Capital management
The Company’s objectives, when managing capital, are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure in order to minimize the cost of capital.
If financing is required, management will consider whether debt or equity financing is more appropriate and proceed accordingly.
The capital employed by the Company is composed of equity attributable to the shareholders, as detailed in the Statement of Changes in Equity.

2.8	Segments
The Company has not included segmental disclosures within the accompanying notes to the financial statements as no operating segments have been identified. The Company has one entity and limited transactions consisting of transaction and other administrative costs.

6

Super Group (SGHC) Limited
Notes to Financial Statements

3	Loss from operations
Loss from operations is derived at after charging the following:

2021
€
SEC Listing Transaction Charges	1,332,175
Other administrative costs	95,795

1,427,970

4	Earnings per share
The following table reflects the loss and share data used in the basic and diluted EPS calculations.

2021
€
Loss attributable to ordinary equity holders of the Group	(1,427,997)
Weighted average number of ordinary shares for basic and diluted EPS	1

Net loss per share, basic and diluted	(1,427,997)

5	Intangible assets

Trademarks
€
Cost
At January 1, 2021	—
Additions	10,521
At December 31, 2021	10,521
Accumulated amortization and impairment
At January 1, 2021	—
Amortization charge for the period	—

At December 31, 2021	—

Net book value
At December 31, 2021	10,521

6	Trade and other receivables

2021
€
Trade receivables	4,234
Prepayments	42,894

47,128

Management considers that the carrying amount of trade and other receivables approximates their fair value. The expected credit losses calculated under IFRS 9 for trade receivables are considered by management to be immaterial.

7	Trade and other payables

2021
€
Trade payables	3,187
Accruals	907,063

910,250

Management considers that the carrying amount of trade and other payables approximates their fair value.
All amounts included in trade and other payables are repayable on demand, non-interest
bearing and are not secured.

F-
57

Super Group (SGHC) Limited
Notes to Financial Statements

8	Equity

2021
€
Ordinary shares issued and fully paid as at March 29	—

Issued during the period	—

Ordinary shares issued and fully paid as at December 31	—

8.1	Issued capital
On March 29, 2021, the Company issued one ordinary share of no par value. The Company incurred total transaction costs of €1.4 million in relation to the listing discussed in note 11. Of this amount, €0.1 million has been included in Prepaid transaction costs within the consolidated statement of financial position, which will be capitalised to issued capital upon closing of the transaction.

8.2	Entities with control over the Company
The Company’s holding entity is Knuttson Ltd.

9	Financial instruments - fair values and risk management
Financial instruments carried at amortized cost
All financial instruments measured at amortized cost approximate their fair value.
Analysis of loans and borrowings for the year ended December 31, 2021

Facility	Maturity	Interest rate	Currency	Facility amount
Other loans	On demand	0%	EUR	Unspecified
Other loans	On demand	0%	GBP	Unspecified
Other loans	On demand	0%	USD	Unspecified
Financial risk management
The Company’s activities expose it to a variety of financial risks, namely, liquidity risk and credit risk. The Company’s senior management oversees the management of these risks. The Company’s senior management ensures that the Company’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk objectives. The Company reviews and agrees on policies for managing each of these risks which are described below.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure that; as far as possible, it will have sufficient liquidity to meet its liabilities when they become due.
The following table shows the cash flows for financial liabilities:

	Carrying amount	Contractual cashflows	less than 1 year	1-2 years	3-5 years	Over 5 years
	€	€	€	€	€	€
At December 31, 2021
Trade payables	3,187	3,187	3,187	—	—	—
Accruals	907,063	907,063	907,063	—	—	—
Loans and borrowings	665,745	665,745	665,745	—	—	—

	1,575,995	1,575,995	1,575,995	—	—	—

Changes in liabilities arising from financing activities

	Loans
	and borrowings	Total
	€	€
At January 1, 2021	—	—
Recharges	639,793	639,793
Effects of movements in exchange rates	25,952	25,952

At December 31, 2021	665,745	665,745

F-
58

Super Group (SGHC) Limited
Notes to Financial Statements

9	Financial instruments - fair values and risk management (continued)

Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.
Credit risk also arises where cash and cash equivalents are deposited with banks or financial institutions. It is the Company’s policy to deposit funds only with reputable institutions, and to keep the position under review.
The Company applies the IFRS 9, ‘Financial Instruments,’ simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for trade and other receivables that do not contain a significant financing component.
The Company monitors trade and other receivables based on credit risk characteristics and aging of the receivables.
The Company considers the expected credit loss calculated under IFRS 9 for trade and other receivables, and any write offs to be immaterial. In relation to cash and cash equivalents, the credit risk is low and any required provision would be non-existent
or immaterial.
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. Exchange rates are monitored by Finance on a monthly basis to ensure that adequate measures are taken if fluctuations increase.
The effect of a quantitative change of foreign currency exchange rates of the Euro against the exposed currencies on the Company’s monetary financial assets and liabilities is not considered to be significant.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.
The Company is mainly exposed to borrowings interest rate risk. The interest rate on borrowings is based on the variable and fixed interest rates disclosed in the analysis of financial institution loans table included in this note.
The Company monitors its treasury at least monthly and seeks to obtain a commercial rate of return from AA or above rated institutions whilst not impacting on cash flow.

10	Related party transactions
As of December 31, 202
1
, a related party, SGHC Limited, extended loans to the Company with a year-end
balance of € 665,745. Details of these loans are included in Note 9.

11	Subsequent events
Sports Entertainment Acquisition Corp merger
On January 27, 2022 (the ‘Closing date’) the Company completed the merger pursuant to the Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the ‘Business Combination Agreement’) dated April 23, 2021, by and among itself (‘Super Group’), SGHC Limited (‘SGHC’), Sports Entertainment Acquisition Corp (‘SEAC’), a New York Stock Exchange (‘NYSE’) publicly traded special purpose acquisition company based in the United States, Super Group Holding Company Merger Sub, Inc (‘Merger Sub’), a Delaware corporation and a wholly-owned
subsidiary of Super Group, which will result in the public listing of the SGHC Group, described in this section.
Prior to the closing date, SGHC shareholders
(“Pre-Closing
Holders”) exchanged all issued shares in SGHC for newly issued shares in Super Group at an agreed ratio. This ratio resulted in each individual SGHC shareholder maintaining the same ownership percentage in Super Group as each shareholder had in SGHC. The transaction was accounted for as a capital reorganization because Super Group did not meet the definition of a business under IFRS 3 Business Combinations prior to the capital reorganization. Under a capital reorganization, the financial statements of Super Group reflect the net assets transferred at pre-combination
predecessor book values. Following the capital reorganization, SGHC is a wholly owned subsidiary of Super Group.
On the Closing date, SEAC merged with and into Merger Sub, with SEAC as the surviving company continuing as a wholly owned subsidiary of Super Group and at the effective time of the merger, each share of Class A common stock of SEAC was cancelled and extinguished and converted into the right to receive one ordinary share of no par value of Super Group.
SEAC is not considered a business as defined by IFRS 3 (Business Combinations) given it consists predominately of cash in the Trust Account. Therefore, the merger transaction will be accounted for under IFRS 2 Share-based Payment. Under this method of accounting, there is no acquisition accounting and no recognition of goodwill. SEAC will be treated as the acquired company for financial reporting purposes.
The difference in the fair value of the consideration (i.e. shares and warrants issued by Super Group) for the acquisition of SEAC over the fair value of the identifiable net assets of SEAC will represent a service for the listing of Super Group and be recognized as a share-based payment expense.

F-
5
9

Super Group (SGHC) Limited
Notes to Financial Statements

1 1	Subsequent events (continued)

The fair value of consideration transferred for the acquisition of SEAC on January 27, 2022 were as follows:

•	Closing share price of SEAC’s shares as traded on NYSE which was $ 8.14 per share, resulting in a value of € 226.3 million.

•	Closing price of SEAC’s public warrants as traded on NYSE which was $ 1.63 per warrant, resulting in a value of € 32.4 million.

•	The valuation of the private warrants using the Black Scholes valuation at a total amount of € 14.1 million.
The net assets of SEAC of € 164 million (see below) were assumed by Super Group and the issuance of ordinary shares and warrants by Super Group was recognized at fair value of € 273.8 million, with the resulting difference amounting to € 108.8 million representing the listing expense recognized on the transaction. In addition, SGHC incurred additional other listing expenses such as lawyers and consultants’ fees of € 23.2 million, resulting in a total listing expense of € 54.4 million.
Further to the above, pursuant to the Business Combination Agreement,
Pre-Closing
Holders have a contingent right to receive up to 50,969,088 Earnout Shares. The Earnout Shares are issuable by Super Group to the
Pre-Closing
Holders subject to attainment of certain stock price hurdles over a five-year period from the Closing Date.

F-
6
0