Form 20-F
period 2022-12-31
Super Group (SGHC) Ltd
filed 2023-04-27
CIK 1878057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Super Group (SGHC) Limited Kingsway House, Havilland Street, St Peter Port, Guernsey, GY1 2QE Telephone: +44 (0)1481 822 939 (Address of Principal Executive Offices)
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2022, the issuer had 497,887,721 ordinary shares outstanding.
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

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. □

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). □
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

SUPER GROUP (SGHC) LIMITED

ITEM 19.	EXHIBITS	132

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 20-F (including information incorporated by reference herein, the “Annual Report” or the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance.

The words “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements relate to expectations for our future operations, financial performance and business strategies. Specifically, forward-looking statements may include statements relating to:
•operational, economic, political and regulatory risks;
•the potential opportunity for profitability within targeted markets and geographic regions;
•the impact of seasonality effects;
•natural disasters and other business disruptions including outbreaks of epidemic or pandemic disease and their impact on our business;
•failure to retain key personnel or identify performance problems;
•our inability to recognize deferred tax assets and tax loss carry forwards;
•our future operating results fluctuating, failing to match performance or to meet expectations;
•unanticipated changes in our tax obligations;
•our obligations under various laws and regulations;
•the effect of litigation, judgments, orders or regulatory proceedings on our business;
•our ability to successfully expand and launch into new markets;
•global or local economic and political movements;
•our ability to effectively manage our credit risk and collect on our accounts receivable;
•our ability to fulfill our public company obligations;
•any failure of our management information systems and data security;
•our ability to meet our working capital and capital expenditure requirements and obligations;
•our growth strategies;
•our marketing strategies and plans;
•pending acquisitions;
•the recognition of business combinations and acquisitions within our financial results;
•the effectiveness of non-GAAP financial information in evaluating our performance;
•changes in accounting policies applicable to us;
•the development and maintenance of effective internal controls; and
•other risks and uncertainties discussed in the section titled “Risk Factors” in this Report.

You should refer to the section of this Report titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot offer assurances that the forward-looking statements in this Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherent uncertain and readers are cautioned not to unduly rely upon these statements.

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

CONVENTIONS WHICH APPLY TO THIS REPORT AND EXCHANGE RATE PRESENTATION

In this Report, unless otherwise specified or the context otherwise requires:
•“€,” “EUR” and “Euro” each refer to the Euro.
•“$,” “USD” and “U.S. dollar” each refer to the United States dollar;
•“£,” “GBP” and “pounds” each refer to the British pound sterling; and
Certain amounts described herein have been expressed in U.S. dollars for convenience, and when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.
Certain amounts that appear in this Report may not sum due to rounding.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We and our subsidiaries own or have rights to trademarks, trade names and service marks that we use in connection with the operation of our businesses. In addition, our names, logos and website names and addresses are our trademarks or service marks. Other trademarks, trade names and service marks appearing in this Report are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this Report are listed without the applicable ®, ™ and SM symbols, but such references are not intended to indicate, in any way, that we or the owners thereof will not assert, to the fullest extent under applicable law, our or their rights to these trademarks, trade names and service marks.

MARKET AND INDUSTRY DATA

In this Report we present industry data, information and statistics regarding the markets in which we compete, as well as statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data (collectively, “Industry Analysis”). Such information is supplemented where necessary with our internal estimates, taking into account publicly available information about other industry participants and the judgment of our management where information is not publicly available. This information appears in “Business” and other sections of this Report.
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
Not applicable.

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
Summary of Risk Factors
Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the Securities and Exchange Commission (the “SEC”), including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:
•Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us.
•Competition within the broader entertainment industry is intense and our existing and potential customers may be attracted to competing betting and gaming options, as well as other forms of entertainment such as video games, television, movies and sporting events. If our offerings do not continue to be popular with existing customers and attract potential customers, our business would be harmed.
•Although the spread of COVID-19 infections and mortality rates appear to have receded in all of our key markets and COVID-19 related restrictions have widely been lifted, historic restrictions have nonetheless affected our business, financial condition, results of operations and prospects. We cannot be certain that a new strain of the virus will not lead to future reductions in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations or a decrease in consumer spending. Pandemic restrictions that led to increased activity in online casino gaming have since been loosened or removed, resulting in at least partial return of customer activity to pre-pandemic levels in some markets.
•We rely on third-party service providers such as (i) third-party providers to validate the identity and identify the location of our customers, (ii) third-party payment processors to process deposits and withdrawals made by our customers into our platforms, (iii) third-party marketing and customer communications systems providers, (iv) third-party casino content, product and technology providers, (v) third-party sportsbook technology providers, (vi) third-party sports data providers for real-time and accurate data for sporting events, and (vii) third-party outsourced services providers, among others. If our third-party providers do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.
•We license the Betway brand, for a fixed fee, for use by DGC USA in the United States and, for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China, Thailand and Vietnam. A decline in such third-party operators’ financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.
•Our financial guarantee arrangement under DGC’s loan facility with Standard Bank may limit our operational flexibility or otherwise adversely affect our results of operations or cash needs

•If we fail to detect fraud or theft related to our offerings, including by our customers and employees, we will suffer financial losses and our reputation may suffer which could harm our brand and reputation and negatively impact our business, financial condition and results of operations and can subject us to investigations and litigation, which could ultimately lead to regulatory penalties, including potential loss of licensure.
•We rely on strategic relationships with land-based casinos, sports teams, event planners, local licensing partners and advertisers in order to be able to offer and market our products in certain jurisdictions. If we cannot maintain these relationships and establish additional relationships, our business, financial condition and results of operations could be adversely affected.
•The requirements of being a public company, including compliance with the requirements of the Sarbanes-Oxley Act and maintaining effective internal controls over financial reporting, may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses associated with being a public company may be greater than we anticipate.
•Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business as a public company.
•If our existing material weaknesses persist or we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operation, which may adversely affect investor confidence in us and, as a result, the value of our Ordinary Shares and our overall business.
•Economic downturns, abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations, reductions in discretionary consumer spending and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations. In the event of any such impacts happening, we cannot be certain as to the extent or duration thereof.
•We are susceptible to macroeconomic events and geopolitical factors, which may adversely affect our business, prospects, financial condition or results of operations.
•We face significant challenges associated with our participation in the Ontario market and in Canada as a whole.
•The gaming laws of different jurisdictions vary in both nature and application, and may be subject to alternate interpretations. Jurisdictions may or may not incorporate regulatory frameworks that provide a clear basis for the licensed provision of our gaming products and services to their residents. As a consequence, legal and enforcement risk may be unclear or uncertain in a number of the jurisdictions in which we operate and from which we generate a significant portion of our revenue, and there is a risk that regulators or prosecutors in these territories may seek to take legal action against us even in jurisdictions in which we believe our offerings are lawful based on advice from local counsel. Furthermore, we have in the past faced claims from customers contesting the legal basis of our services in certain jurisdictions, and may face similar claims again in the future.
•Failure to comply with legal or regulatory requirements in a particular regulated jurisdiction, or the failure to successfully obtain a license or permit in a particular jurisdiction, could impact our ability to comply with licensing and regulatory requirements in other regulated jurisdictions, or could cause the rejection of license applications or cancellation of existing licenses in other regulated jurisdictions, or could cause financial institutions, online and mobile platforms, advertisers and distributors to stop providing services to us which we rely upon to receive payments from, or distribute amounts to, our customers, or otherwise to deliver and promote our offerings.
•We are party to pending litigation and regulatory and tax audits in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.
•Failure to protect or enforce our intellectual property rights, the confidentiality of our trade secrets and confidential information, or the costs involved in protecting or enforcing our intellectual property rights and confidential information, could harm our business, financial condition and results of operations.
•Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal information is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations.
•We will rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and offerings. Failure to maintain, renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could adversely affect our business, financial condition and results of operations.
•We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technological infrastructure and adversely affect our operating results and growth prospects. Our games and other software applications and systems, and the third-party platforms upon which they are made available could contain undetected errors.
•Our internal forecasts are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations of the jurisdictions in which we operate, or seek to operate, our business. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.
•The coverage of our business or our securities by securities or industry analysts or the absence thereof could adversely affect our securities and trading volume.
•Because we are incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited; and
•the other factors set forth under “Risk Factors.”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully the risk factors below, as well as the other information contained in this Annual Report before making an investment decision. Any of the risk factors could significantly and negatively affect our business, financial condition, results of operations, cash flows, and prospects and the trading price of our securities. You could lose all or part of your investment.

Risks Related to Our Business
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
In the short term, for online casino wagering and online sports wagering, the element of chance may affect win rates (hold percentages); these win rates, particularly for online sports wagering, may also be affected in the short term by factors that are largely beyond our control, such as unanticipated event outcomes, a customer’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of customers, the volume of wagers placed and the amount of time spent gambling. For online casino games, it is possible a random number generator outcome or game will malfunction or is otherwise misprogrammed to pay out wins in excess of the game’s mathematical design and award errant prizes. Factors that are nominally within our control, such as the level of incentives or bonuses or comps given to customers, might, for various reasons both within and beyond our control, not be well-controlled and hence in turn might impact win rates. For online sports wagering, it is possible that our platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are highly favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers and risk managers are capable of human error, so even if our wagering products are subject to a capped payout, significant volatility can occur. Similarly, inadvertently over-incentivizing customers can convert a sports wager or casino game that would otherwise have been expected to be profitable for us into one with a positive expectation for the player.
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

If there is another outbreak of COVID-19 or a similar pandemic, it could lead to future reductions in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations or a decrease in consumer spending. While restrictions that led to increased activity in online casino gaming during the COVID-19 pandemic have since been loosened or removed, we cannot be certain of a full return to pre-pandemic levels in online gaming activities.
Actions taken beginning in 2020 to help mitigate the spread of COVID-19 included restrictions on travel, cancellation of sporting events, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread had a number of significant and lasting adverse impacts on the economies and financial markets of many countries, including in the geographical areas in which we operate. COVID-19 and actions taken to mitigate its spread also had a significant impact on our business, our suppliers and our customers. The direct impact on our business, beyond disruptions in normal business operations, was driven by the suspension, postponement, cancellation or curtailment of major sports seasons and events during 2020 and 2021. While sporting events have since resumed, there can be no assurance that these seasons and events will not be further impacted again due to a resurgence of COVID-19 cases. Conversely, hard lockdowns, stay-at-home or shelter-in-place orders for the general populace in many jurisdictions accelerated the shift to online commerce, which benefited our business in some areas. Customer activity appears to be returning towards pre-pandemic levels in some markets, but there will nonetheless be lasting effects on our business, the extent of which are not yet known and may take some time to become clear, particularly if any subsequent waves of the pandemic lead to the reinstatement of similar restrictions in the future.
Although COVID-19 infection and mortality rates have receded in our key markets, the ultimate extent of the impact of COVID-19 on our business, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of any future waves of the pandemic, including as a result of impacts on global economies and the timing, scope and effectiveness of federal, state and local governmental responses to future waves of the pandemic in the United States and national, provincial, state, regional and local responses elsewhere around the world. The COVID-19 pandemic resulted in government authorities implementing measures to try to contain the virus, including travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. The reimplementation of these or similar measures in the future may adversely impact our relationships with existing and potential new business partners globally, our employees and operations and the operations of our business partners, and may negatively impact our business. Our sports betting revenues are dependent on interest in sporting events, which have been, and maybe in the future, substantially limited during times of business shutdowns, the prohibition or reduction of physical participation in such activities or the cancellation or postponement of sporting events. In addition global travel restrictions could impact our relationships with existing or potential new partners around the world.
In recent periods coinciding with the COVID-19 pandemic, we saw significant growth in online sports betting and casino gaming revenues from existing and new customers, as the COVID-19 pandemic appeared to accelerate the shift of customers to online entertainment. There is some evidence that the subsequent easing of government restrictions has softened or reversed this trend in some markets, possibly as customers seek to spend their entertainment dollars through physical participation and not online activities. These effects make the comparison of our current and historical performance very difficult. In particular, the growth in our active wagering customer numbers and our revenues may be distorted and our historic growth may not be a useful or accurate guide to our expected future performance.
There is no certainty that any actions taken by us will be sufficient to mitigate the risks posed by the COVID-19 pandemic or that the general trend towards online commerce will continue to be of benefit to us. These factors related to COVID-19 are beyond our knowledge and control and, as a result, at this time, we are unable to predict the ultimate impact, both in terms of severity and duration, that the COVID-19 pandemic will have on our business, operating results, cash flows and financial condition.

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

If the third-party providers on which we rely do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.
There is no guarantee that the third-party geolocation and identity verification systems that we rely on will perform adequately or will be effective. We rely on our geolocation and identity verification systems to ensure that we are in compliance with certain laws and regulations, and any service disruption to those systems would prohibit us from operating our platform and would adversely affect our business. Additionally, incorrect or misleading geolocation and identity verification data with respect to our current or potential customers received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings, in each case based on inaccurate identity or geographic location determination. Our third-party geolocation service providers rely on their ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party service providers may result in their inability to accurately determine the location of our customers. Moreover, our inability to maintain our existing contracts with third-party service providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, lawsuits, and our business, financial condition, results of operations and prospects could be adversely affected.
We also rely on a limited number of third-party payment processors to process deposits and withdrawals made by our customers into our platform. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Relatedly, if any of our third-party payment processors attempt to vary the terms of an existing agreement with us, and we are unable to refuse the variance, such events may have an adverse effect on the results of our operations. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to customers on our platform, any of which could make our platform less trustworthy and convenient and adversely affect our ability to attract and retain our customers.
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
We also rely on third-party sportsbook technology providers with whom we have long-term relationships. We have agreements with Apricot Investments Limited (“Apricot”), one of the leading gaming software and content providers, for the exclusive provision of the Apricot sportsbook software and Player Account Management (“PAM”) system in a number of our most significant markets. Apricot supplies a significant portion of the casino games available for play across all our websites and apps. Any disruption in or termination of these relationships could harm our strategic growth.
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

We also rely on third-party outsourced services providers for a variety of services or components thereof, including but not limited to customer support, risk and fraud prevention, “know-your-customer” and anti-money-laundering, software development, information technology and infrastructure maintenance and support, information and data security, database management, data analysis, marketing and related services, and product and website design and development. We rely on these third-party outsourced services providers to enable some of our products and offerings and in our interactions with suppliers and customers. If any of our third-party outsourced services providers provide inadequate or substandard service then our customers may have a negative experience with our offerings, our brand or reputation may be negatively affected, and our customers may stop utilizing our products and/or be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, inadequate or substandard service from any of our third-party outsourced services providers could harm our reputation, business and operating results.
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

We license the Betway brand for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China, Thailand and Vietnam. A decline in such third-party operators’ financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.
We license the Betway brand for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend to a third-party operator for use in China, Thailand and Vietnam. Our financial performance depends in part on maintaining our licenses with this third-party operator. Fees earned from third-party operators accounted for approximately 2.8% of our total revenue for the year ended December 31, 2022. A decline in such third-party operator’s financial performance, competition from competitors or a deterioration in our relationships for other reasons could lead to termination of the brand licenses by such third-party operators, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our financial guarantee arrangement under DGC’s loan facility with Standard Bank may limit our operational flexibility or otherwise adversely affect our results of operations or cash needs.
Pursuant to the terms of our financial guarantee arrangement with DGC under DGC’s loan facility with Standard Bank, we agreed to certain restricted cash obligations which may limit our operational flexibility or otherwise adversely affect our results of operations or cash needs.

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
We undertake a variety of marketing initiatives, including traditional marketing channels (such as television, print and radio), digital marketing (such as online display advertising, search engine marketing, social media and “affiliates” marketing) and retention marketing (including via email, text messages and social media). Traditional marketing channels are by their nature difficult to measure. Digital marketing is typically more measurable but somewhat more complex to undertake. Retention marketing is subject to customer consent, which is not always granted or may be revoked. Our ability to execute on our marketing plans is subject to regulatory constraints in each market and it is not unusual for marketing-related regulations to change from time to time. If our ability to monitor and measure performance of any of these channels is compromised or if our ability to execute our plans in any of these channels is in any way inhibited then our ability to acquire and retain customers may be hampered and our business, financial condition, results of operations, cash flows and prospects may suffer.
In some regions and for some brands or products we may rely extensively on independent third-party marketers, known as “affiliates” marketers. “Affiliates” is an industry term that describes independent third parties which assist us in acquiring new customers and which are generally paid on a revenue-share or cost-per-acquisition basis. Despite the word “affiliate”, these are independent parties that are not otherwise affiliated with us. Notwithstanding that in some jurisdictions for license purposes we are deemed to control these “affiliates” marketers, their actions in the marketing of our brands are not directly within our control and hence actions, errors, omissions or intentional malfeasance on their part may cause damage to our brands, our business, our prospects and our financial results before we are able to detect such actions, errors, omissions or intentional malfeasance and/or do anything to mitigate the effects thereof. In particular, we can be held accountable by regulatory authorities for actions by such third parties in contravention of our license in a given jurisdiction, which in turn may lead to fines, license suspension, loss of license or other censure, which may in turn harm our business, our prospects and/or our financial performance. Our agreements with such marketers are sometimes such that we are obliged to pay them an ongoing share of revenues derived from customers that they introduce to us, or sometimes such that we are required to pay them a “cost per acquisition” capitation fee for each customer introduced, or sometimes a combination of both. Such third-party “affiliates” are under no obligation to continue introducing customers to us, but we may be obliged to continue to pay them future revenue shares where applicable nonetheless. Our lack of control over such marketers also means that if, for whatever reason, their effectiveness or ability to introduce us to new customers deteriorates then we may have no ability to mitigate or reverse the loss of new customers from this channel. Such marketers may also in certain circumstances have some degree of ongoing influence over the customers that they introduce to us, and hence may be able to subsequently entice such customers away from our brands if they choose to do so.
In some regions and for some brands we may make use of search engine marketing (SEM, which is the purchase of advertising against keywords on search engines) and search engine optimization (SEO, which is the adaptation of our websites and employment of other techniques in order to achieve more favorable rankings when customers search for gambling-related keywords on search engines). Search engines such as Google regularly change their internal proprietary and confidential algorithms by which SEM and SEO operate and typically do so in ways that are not predictable as to timing or effect. If we fail to adapt our marketing methods to these changes or if our competitors do so better than we do then our business, financial condition, results of operations, cash flows and prospects may suffer. Search engines such as Google typically only allow the purchase of advertising against gambling-related keywords by licensed operators in explicitly regulated markets. Accordingly, in markets that are not explicitly regulated but where we are nonetheless legally able to trade, such as Canada outside of Ontario, search engines typically do not allow the purchase of advertising against gambling-related keywords by online gaming operators. While we adhere to this restriction, we cannot be certain that less scrupulous competitors will do the same. If such competitors are able to evade restrictions in such markets, then our ability to acquire new customers may be hampered in those markets as a result. Similarly, search engines typically place restrictions on the manner in which entities or persons who are not the holders of a trademark may advertise against keywords relating to that trademark. If competitors are able to evade restrictions in this regard, then our ability to acquire and retain customers may be hampered as a result.
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
We rely on relationships with sports teams and leagues worldwide, advertisers, casinos and other third parties in order to attract and retain customers to our offerings. These relationships along with providers of online services, search engines, social media, directories and other websites and e-commerce businesses direct consumers to our offerings. In addition, many of the parties with whom we have advertising arrangements provide advertising services to other companies, including other online betting and online casino gaming products with whom we compete. While we believe that there are other third parties that could drive customers to our offerings, adding or transitioning to them may disrupt our business and increase our costs. In the event that any of our existing relationships or our future relationships fail to provide services to us in accordance with the terms of our arrangement, or at all, and we are not able to find suitable alternatives, this could impact our ability to attract and retain customers cost effectively and harm our business, financial condition, results of operations and prospects.

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
We have made and intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new offerings and features or enhance our existing offerings and features, undertake large scale brand and other marketing campaigns, enter into strategic partnerships with multiple sports teams and leagues, enter into market access agreements, launch into new markets, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, capital markets conditions and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business may be harmed.

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
We have in the past incurred, and may in the future incur, losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by customers and attempted payments by customers with insufficient funds. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, we may be liable for use of funds on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction and may be subject to fines or other sanctions including the termination of our payment processing relationships. If we are unable to detect or are delayed in detecting the actions of successful perpetrators of fraud then such customers may be able to effectively gamble risk-free and may be able to withdraw and be paid any resulting winnings before we have been able to detect the fraud. In such cases we are unlikely to be able to recover the proceeds.
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
In certain jurisdictions in which we operate, such as Belgium, it is necessary to obtain a land-based license in order to offer our online products. In addition, under some U.S. states’ gaming laws, online betting is limited to a finite number of retail operators, such as casinos, tribes or tracks, who own a “skin” or “skins” under that state’s law. A “skin” is a legally-authorized license from a state to offer online betting services provided by a casino. The “skin” provides a market access opportunity for mobile operators to operate in the jurisdiction pending licensure and other required approvals by the state’s regulator. The entities that control those “skins”, and the numbers of “skins” available, are typically determined by a state’s gaming laws. In January, 2023, we completed the acquisition of Digital Gaming Corporation Limited (“DGC”), which is the parent company of Digital Gaming Corporation USA (“DGC USA”). DGC USA holds the exclusive license to use the Betway brand in the United States. DGC USA has secured market access in up to an initial 13 regulated or expected-to-be regulated states in the U.S. In most of the jurisdictions in which DGC USA offers sports betting and online casino gaming, it currently relies on a casino, tribe or track in order to get a “skin.” These “skins” are what allows DGC USA to gain access to jurisdictions where online operators are required to have a retail relationship. If we cannot establish, renew or manage our land-based international or U.S. relationships, they could terminate and we would not be allowed to operate in those jurisdictions until we enter into new relationships, which might not be possible if no other potential operators are available or wiling to partner with us, or could be at significantly higher cost. As a result, our business, financial condition and results of operations could be adversely affected.
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
As a public company, we are subject to the reporting requirements of the Exchange Act and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the NYSE, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance than we obtained as a private company and could also make it more difficult for us to attract and retain qualified members of our Board. In particular, we have incurred and will continue to incur significant expenses and devote substantial management efforts toward ensuring compliance with Section 404 of the Sarbanes-Oxley Act. We have needed to hire additional accounting and financial staff, and engage outside consultants, with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which has increased our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation to our directors, officers and employees closer to that of other public companies, which would increase our general and administrative expenses and could adversely affect our profitability. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation. We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business as a public company.
As a public company in the United States, we are required to document and test our internal controls over financial reporting and our management is required to certify the effectiveness of our internal controls and we are subject to the SEC’s auditor attestation requirements with respect to our internal control over financial reporting. In addition, our current controls and any new controls that we develop may become inadequate because of poor design and changes in our business, including increased complexity resulting from any international expansion. Any failure to implement and maintain effective internal controls over financial reporting could adversely affect the results of assessments by our independent registered public accounting firm and their attestation reports.
If we are unable to certify the effectiveness of our internal controls, or if our internal controls have material weaknesses, we may not detect errors timeously, our consolidated financial statements could be misstated, and we could be subject to regulatory scrutiny and a loss of confidence by stakeholders, which could harm our business and adversely affect the market price of our shares.

We identified a material weakness in connection with our internal control over financial reporting. Although we are taking steps to remediate this material weakness, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.
The Company had previously identified two material weaknesses in internal control over financial reporting that were described in our evaluation of Disclosure Controls and Procedures, which was included in the Company's Form 20-F for the year ended December 31, 2021, together with measures being undertaken in order to remediate the material weaknesses. During 2022, the Company also identified an additional material weakness that was described in the Company’s Form F-4 Registration Statement filed with the Securities and Exchange Commission on November 10, 2022.
For the year ended December 31, 2021, the material weaknesses related to (i) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place, and (ii) inadequate internal controls over the retention of records and timely application of records in management’s accounting assessments and conclusions. We have undertaken measures to remediate these material weaknesses for the year ended December 31, 2022, with the oversight of the Audit Committee of our Board of Directors, including implementation of improved processes and internal controls, as well as building our financial management and reporting infrastructure and hiring additional consultants and staff. Our improved processes and controls include timely review and supervision of our accounting and reporting functions by our management and the Board of Directors. Our management has concluded that the above material weaknesses have been remediated as of December 31, 2022.
For the year ended December 31, 2022, the material weakness related to the application of IFRS reporting requirements in respect of the classification and measurement of material financial statement balances and disclosures.
In addition, in our press release announcing the Company’s preliminary financial results for the quarter and year ended December 31, 2022 included in Form 6-K furnished to the Securities and Exchange Commission on March 14, 2023, we had not yet determined and did not recognize the unrealized loss from the recurring fair value measurement for a derivative liability to sell B2B Division of DGC as described in Note 19 of the accompanying consolidated financial statements. As a result of this non-recognition, we concluded that the material weakness related to the application of IFRS reporting requirements in respect of the classification and measurement of material financial statement balances and disclosures has not been remediated as of December 31, 2022.
Although we have made progress to enhance our in-house accounting and finance function, our management and our independent registered public accounting firm concluded, in connection with the audit of our consolidated financial statements as of the year ended December 31, 2022, that the material weakness is not remediated. We will continue to engage with third party specialists, as required, for complex accounting matters, as well as accelerate timing of operation of key financial reporting processes for non-routine accounting transactions and disclosures. We expect that remediation of this material weakness will be completed prior to the end of fiscal year 2023.
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
The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures annually. In particular, Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a) requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.
Furthermore, investor perceptions of us may suffer if additional deficiencies are found in our internal control over financial reporting, and this could cause a decline in the market price of our shares and accordingly our overall business. Regardless of compliance with Section 404, our failure to remediate the material weaknesses which have been identified or any additional failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our business, financial condition, liquidity, results of operation, cash flows or prospects and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

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
Asian geopolitical and other risks are of significant importance to our business owing to the revenue that we receive from a third party in respect of licensing the use of our Betway brand to that party. A decline in such third-party operator’s financial performance, for any reason could have an adverse effect on our business. See “ — Risks Related to Our Business — We license the Betway brand for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China, Thailand and Vietnam. A decline in such third party operator’s financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.”

Our business is dependent on certain large markets, the loss of which or slower growth in which could adversely affect our business, financial condition and results of operations.
We derive a large percentage of our revenues from a small number of markets. For example, 45% of our revenue for the year ended December 31, 2022 was derived from the Americas, of which a majority was derived from Canada. There can be no assurance that we would be able to recover or replace a significant reduction in revenue or growth thereof derived from one or more of these markets if that were to happen for any reason, which could adversely affect our business, financial condition and results of operations.

Economic downturns, abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations, reductions in discretionary consumer spending and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations. In the event of any such impacts happening, we cannot be certain as to the extent or duration thereof.
Our business is particularly sensitive to reductions from time to time in discretionary consumer spending. Demand for entertainment and leisure activities, including gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as sports betting and online casino gaming. Similarly, consumer spending may be dampened by a general consensus of expected higher future increases in prices that leads to consumers reducing spending now to increase savings and reserves for the future. As a result, we cannot ensure that demand for our offerings will remain constant. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global entertainment and gaming industries, which may adversely affect our business, financial condition, results of operations and prospects. We are currently experiencing significant inflationary pressure and a global recession, and if recovery is slow or stalls, or we experience a further downturn as a result of a subsequent wave of the COVID-19 pandemic, we may experience a material adverse effect on our business, financial condition, results of operations or prospects.
In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce customers’ disposable income. Any one of these changes could have a material adverse effect on our business, financial condition, results of operations or prospects and cannot be certain as to the extent or the duration of the related impact.
We are susceptible to macroeconomic events and geopolitical factors, which may adversely affect our business, prospects, financial condition or results of operations.
We operate across a wide range of countries on all of the inhabited continents of the world. Not all of these countries are subject to the same economic and political forces at the same time, which usually provides us with a natural degree of macroeconomic and geopolitical diversification. There are, however, likely to be periods of time in which many or even most or all of the countries in which we operate will be subject to similar or identical forces that may impact our business negatively. An example of this is the geopolitical and macroeconomic headwinds following the Russian invasion of Ukraine in 2022, which resulted in increased volatility in the financial markets and disruptions to various industries, simultaneously with the tightening of Covid-related monetary policy in the face of expectations of increase consumer price inflation in many countries around the world. In particular, we bear the risk of reduced demand for our services due to the rise of inflation. In combination, these factors potentially have a chilling effect on consumer discretionary entertainment spending, which could in turn be harmful to our revenue and profitability prospects. In addition, macroeconomic and geopolitical events often evolve in a rapid pace and may evolve in unexpected ways, making it difficult for us to react in time with appropriate measures. The occurrence of such events and developments may have a material adverse effect on our business, prospects, financial condition or results of operations.

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
The gaming industry is highly regulated and we are required to maintain licenses and pay requisite gaming taxes and other fees in each jurisdiction from which we operate in order to continue our operations and remain compliant with our licenses. Aside from jurisdictions in which we operate by virtue of a locally awarded license, we also operate in other jurisdictions by virtue of relevant licenses awarded by other recognized regulatory authorities. Our reliance on such licenses is at times based on the lack of a local regulatory framework in that jurisdiction where our services are accessed and used by customers, or based on a specific legal position and interpretation of local legislation. Such interpretation, at times, includes, but is not limited to, a legal position based on EU law or supranational law. As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU or supranational law, there is a risk that our interpretation would be contested by a governmental agency or regulator and our legal position ultimately rejected, which may result in administrative, civil or criminal prosecution or penalties. Furthermore, we have in the past faced, and continue to face, civil claims from customers contesting the legal basis of our services in certain jurisdictions, such as Austria, where we have, to date, settled some claims and are contesting others, and may continue to face similar claims again in future. This may materially adversely impact our profitability in such jurisdictions and/or our ability to carry on business in such jurisdictions and/or our ability to apply for or retain gaming licenses and/or could cause us to cease offering some or all of our offerings in the impacted jurisdictions and thereby have a material adverse effect on our business, financial condition, results of operations or prospects.

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
Any sports betting or gaming license could be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect our operations. Our delay or failure to obtain or maintain licenses in any jurisdiction may prevent us from distributing our offerings, increasing our customer base and/or generating revenues. We cannot provide any assurance that we will be able to obtain and maintain the licenses and related approvals necessary to conduct our sports betting and online casino gaming operations. Any failure to maintain or renew our existing licenses, registrations, permits or approvals could have an adverse effect on our business, financial condition, results of operations and prospects.

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
The Parliament of Canada recently passed legislation allowing provinces to regulate single-event wagering within their jurisdictions, although at this point it is unclear as to the approach which each province will take in such regard. Historically, provincially-regulated offerings were limited to parlay sports betting (which required bets to be made on multiple discrete events) offered by provincial Crown corporations. Sport-betting businesses, like our Betway brands, that operate outside of the provincially-regulated frameworks, have until now also offered single-event betting with limited competition from such Crown corporations, due to the general preference of customers to not be limited to parlay bets only. In addition, certain of our private operator competitors elected not to carry on meaningful sports-betting operations in Canada. However, as a consequence of the legislative change, the Crown corporations and many of our private operator competitors, as well as new market entrants (some of which are well-funded and involve major business interests) have announced their intentions to begin or expand sports betting operations in Canada. Independently, several Canadian provinces have been considering altering their approach to regulated online gaming (including both casino games and sports betting), to permit private operators like us to enter the provincially-regulated system. In particular, the Province of Ontario has moved ahead with its plans to permit provincially-regulated online gaming by private operators under a new regulatory framework. In Ontario, a new provincial commercial contracting party has been established and both it and the provincial regulator have created engagement and licensing mechanisms.
Both Spin, via Cadtree Limited and Betway, via Cadway Limited, have successfully registered to offer their respective sports and/or casino products to Ontario residents, and are both currently live in Ontario. Whilst other Canadian provinces are, eventually, reasonably expected to follow suit, the process and timeline for each province remains unclear. In the past, when other countries have introduced regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Although it is possible that all of the above will expand the size of the total addressable market in Canada and/or improve the profitability of the Canadian market for us, at this point this cannot be said for certain and it is possible that parties like us that have pre-existing Ontario or Canadian operations may be at a disadvantage under these new frameworks unless we are prepared to agree to certain conditions. While we actively seek out regulated jurisdictions for the expansion of our business and therefore welcome the Ontario regulatory framework, we cannot be certain about the future impacts of these changing circumstances on our business, operations or financial prospects. To the extent that competition in these key markets is increased and we are unable to maintain our related business, it may have a material adverse effect on them. Therefore, even in cases in which a jurisdiction purports to license and regulate sports betting or gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees. Therefore, some “liberalized” regulatory regimes are considerably more or less commercially attractive than others.

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
Our global operations require us to comply with laws and regulations imposed by governments around the world with jurisdiction over our operations. Some of our customers may be located in countries that are subject to sanction laws or that prohibit gaming activities. Although we have taken precautions to prevent our product offerings from being provided or accessed in such jurisdictions, including systems and processes for the detection of willful and fraudulent attempts by customers to circumvent our precautions such as the use of virtual private networks and other technologies, we cannot provide any assurance that such precautions are or will be fully effective and we could inadvertently or unwittingly provide access to our product offerings to persons located in sanctioned countries or countries that prohibit gaming activities. In addition, we have systems and controls in place that are intended to detect and resolve such violations; however, we cannot provide any assurance that such systems and controls will be effective. If we are found to be in violation of any applicable sanctions or other laws and regulations, it could result in significant fines, prosecution or other liabilities and could harm our business, financial condition and results of operations.

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
In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We are continuously developing and maintaining policies and procedures designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, and any such violation could adversely affect our reputation, business, financial condition and results of operations.
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
Similar to a credit card company managing individual risk on the customer level through credit limits, it is customary for sports betting operators to manage customer betting limits at the individual level to manage enterprise risk levels. We believe that this practice is beneficial overall, because if it were not possible, betting options would be restricted globally and limits available to customers would be much lower to insulate overall risk due to the existence of a very small segment of highly sophisticated syndicates and algorithmic bettors, or bettors looking to take advantage of site errors and omissions. We believe that virtually all operators balance taking reasonable action from all customers against the risk of individual customers significantly harming the business viability. We cannot provide any assurance that all jurisdictions and regulators will always allow operators to execute limits at the individual customer level, or at their sole discretion.

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
We believe that this practice is beneficial overall, because if it were not possible, our products, incentives, bonuses and comps would be restricted globally and such benefits available to customers would be much lower to insulate overall risk due to the existence of a very small segment of highly sophisticated syndicates and individuals looking to take advantage of such benefits for profit. We believe that virtually all operators balance taking reasonable action from all customers against the risk of individual customers significantly harming the business viability. We cannot provide any assurance that all jurisdictions and regulators will always allow operators to collect the data that we do or to evaluate customers in the way that we do or to offer or promote products, incentives, bonuses and comps in the individualized manner that we do. There have been in the past and may also in the future be situations where we are restricted to offering uniform products, incentives, bonuses and comps equally to all customers regardless of expected profitability of such offers and/or where we are restricted in the manner in which such benefits and offers may be promoted and/or where we are restricted in the manner in or frequency with which such benefits and offers may be made available to customers.
We cannot provide any assurance that our methodologies and algorithms for determining how to interact, incentivize and/or encourage (or discourage, as the case may be) and reward customers are accurate or profitable now, or that they will be so in the future. If our methodologies and algorithms contain errors or omissions or otherwise incorrectly interact, incentivize, encourage, discourage or reward customers then we may suffer financial losses. In particular, customers seeking to exploit such errors or omissions may profit disproportionately from such situations and we may not detect such instances and/or may not be able to mitigate the resulting losses even if we do detect such situations.
Furthermore, despite our belief in the importance of responsible gaming and despite our efforts to ensure that our interactions, incentives, encouragements, discouragements or rewards do not encourage irresponsible or problem gaming, we cannot offer any assurance that we will succeed in this regard. Failures in this regard may result in fines, sanctions, license conditions or forfeiture in one or more jurisdictions which in turn may result in damage to our reputation, prospects and financial results.

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
Additionally, a gaming regulatory body may refuse to issue or renew a gaming license or restrict or condition the same, based on our past or present activities, or our current or former directors, officers, employees, shareholders or third parties with whom we have relationships, which could adversely affect our operations or financial condition. If additional gaming regulations are adopted in a jurisdiction in which we operate, such regulations could impose restrictions or costs that could have a significant adverse effect on us.
From time to time, various proposals are introduced in the legislatures of some of the jurisdictions in which we have existing or planned operations that, if enacted, could adversely affect our directors, officers, key employees, or other aspects of our operations. To date, and where applicable and on advice, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals required (or advisable based upon the advice of local counsel) for our current operations. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given, that existing ones will be renewed or will not be revoked or that any pending license applications will be granted. In the case of renewals, these are subject to, among other things, continued satisfaction of suitability requirements of our directors, officers, key employees and shareholders. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have an adverse effect on us.

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
We have foreign licenses and operate under those licenses in a number of jurisdictions. In addition, we have acquired DGC. DGC’s subsidiary DGC USA has secured market access in up to an initial 13 regulated or expected-to-be regulated states in the U.S. Any of our licenses in foreign jurisdictions or U.S. states could be revoked, suspended or conditioned at any time. Our license applications may also be denied or conditioned. The loss or denial of a license in one jurisdiction could trigger the loss or denial of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses or denials, or potential for such loss of denial, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. As laws and regulations change, we may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, we may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.
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
The Parliament of Canada recently passed legislation allowing provinces to regulate single-event wagering within their jurisdictions, although at this point it is unclear as to the approach which each province will take in such regard. Historically, provincially-regulated offerings were limited to parlay sports betting (which required bets to be made on multiple discrete events) offered by provincial Crown corporations. Sport-betting businesses, like our Betway brands, that operate outside of the provincially-regulated frameworks, have until now also offered single-event betting with limited competition from such Crown corporations, due to the general preference of customers to not be limited to parlay bets only. In addition, certain of our private operator competitors elected not to carry on meaningful sports-betting operations in Canada. However, as a consequence of the legislative change, the Crown corporations and many of our private operator competitors, as well as new market entrants (some of which are well-funded and involve major business interests) have announced their intentions to begin or expand sports betting operations in Canada. Independently, several Canadian provinces have been considering altering their approach to regulated online gaming (including both casino games and sports betting), to permit private operators like us to enter the provincially-regulated system. In particular, the Province of Ontario has moved ahead with its plans to permit provincially-regulated online gaming by private operators under a new regulatory framework. In Ontario, a new provincial commercial contracting party has been established and both it and the provincial regulator have created engagement and licensing mechanisms. In addition, information on standards, eligibility and other key elements have been published. Other Canadian provinces are expected to follow suit eventually. In the past, when other countries have introduced regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Although it is possible that all of the above will expand the size of the total addressable market in Canada and/or improve the profitability of the Canadian market for us, at this point this cannot be said for certain and it is possible that parties like us that have pre-existing Ontario or Canadian operations may be at a disadvantage under these new frameworks unless we are prepared to agree to certain conditions. While we actively seek out regulated jurisdictions for the expansion of our business and therefore welcome the recently passed legislation and the proposed Ontario regulatory framework and intend to participate therein to the fullest extent possible, we cannot be certain about the future impacts of these changing circumstances on our business, operations or financial prospects. To the extent that competition in these key markets is increased and we are unable to maintain our related business, it may have a material adverse effect on them.
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
For example, with regards to the licenses that we hold for our operations in Great Britain, the Gambling Commission (“the GC”) regulates online gambling operators. Over time the GC has issued interpretations of and amendments to the regulations. Examples include the prohibition of customer reverse withdrawals, the prohibition of various casino game features, and the introduction of casino game speed of play limits. Furthermore, the Gambling Act 2005 (2005 c 19), which is an Act of the Parliament of the United Kingdom that was amended in 2014 and which governs gambling (including online gambling) in Great Britain, is currently under review, including potential restrictions on advertising and sponsorships, which may have an adverse impact on our ability to grow our business in the United Kingdom.
As another example, the Dirección General de Ordenación del Juego (“the DGOJ”) is the responsible regulator with regards to the license that we hold for our operations in Spain. Under Spanish law, the conduct of a gambling business includes explicit prescriptions such as default limits on the amounts that customers are allowed to deposit within defined periods into their wagering accounts. When we acquired our license to operate in Spain, the law allowed us to sponsor football (soccer) teams, which resulted in us sponsoring the La Liga teams Deportivo Alavés, Levante Unión Deportiva and Club Deportivo Leganes. However, gambling trademarks or logos may now no longer be incorporated into sports equipment (including football shirts) and nor may trademarks be used to identify sports facilities or incorporated into a team’s name. Accordingly it was not possible for our arrangements with the aforementioned teams to be extended. Similarly, when we acquired our license to operate in Spain, the law allowed us to advertise our products and offerings on television with relatively limited restrictions. However, television advertising for gambling and betting was subsequently restricted to specific hours. While we expect to be able to continue to grow our business in Spain by means of alternative marketing channels, these changes have had at least a temporary adverse impact on our ability to grow our business in Spain.
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
Our tax obligations are and will be varied and include U.S. federal and state taxes as well as national, state, provincial and other taxes around the world due to the nature of our business. The tax laws that will be applicable to our business are subject to interpretation, and significant judgment will be required in determining our worldwide provision for income taxes. In the course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. For example, compliance with U.S. tax laws may require the collection of information that we do not regularly produce, the use of estimates in our consolidated financial statements, and the exercise of significant judgment in accounting for its provisions. As regulations and guidance evolve, and as we gather more information and perform more analysis, our results may differ from previous estimates and may adversely affect our consolidated financial statements.
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
We are, and will increasingly become as we seek to expand our business, subject to numerous domestic and foreign laws, regulations, rules and standards, as well as associated industry standards, policies and contractual or other obligations, relating to the collection, use, storage, safeguarding, retention, security, destruction, disclosure, transfer, and/or other processing of personal data (collectively, “Processing”) in the jurisdictions in which we operate (collectively, “Data Protection Requirements”). These Data Protection Requirements often vary significantly by jurisdiction. While we have taken steps to comply with Data Protection Requirements, we cannot guarantee that our efforts to achieve and remain in compliance have been and/or will continue to be, fully successful. If we fail, or are perceived to have failed, to address or comply with any such Data Protection Requirements, this could result in enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some Processing of personal data or orders to destroy or not use personal data. Further, individuals or other relevant stakeholders could bring a variety of claims against us for our actual or perceived failure to comply with the Data Protection Requirements. Any of these events could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; result in an inability to Process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize current or prospective offerings or services; or require us to revise or restructure our operations.
For example, the European Union’s General Data Protection Regulation (“GDPR”) applies to any Processing operations carried out in the context of the activities of an establishment in the EEA, as well as to any other Processing operations relating to the offering of goods or services to individuals in the EEA and/or the monitoring of individuals’ behavior in the EEA and processing of data related to a citizen of the EEA irrespective of where they are located. Also, notwithstanding the United Kingdom’s withdrawal from the EU, by operation of the so called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (“UK GDPR”) the GDPR continues to apply in substantially equivalent form to Processing operations carried out in the context of the activities of an establishment in the United Kingdom and any other Processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of individuals’ behavior in the United Kingdom. Therefore, reference to the GDPR herein also refers to the UK GDPR in the context of the United Kingdom, unless the context requires otherwise. Furthermore, the GDPR provides that EEA Member States may introduce specific, supplementary requirements related to the Processing of “special categories of personal data”; as well as personal data related to criminal offences or convictions. In the United Kingdom, the UK Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the Processing of such personal data across the EEA and/or United Kingdom, which may increase our costs and overall compliance risk.
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
Additionally, following the United Kingdom’s withdrawal from the European Union, the United Kingdom has introduced the UK GDPR which currently makes the privacy regimes of the EEA and United Kingdom similar, though it is possible that either the European Union, and consequently those further states that make up the remainder of the EEA, or United Kingdom could elect to change their approach and create differences in legal requirements and regulation in this area. On June 28, 2021, the European Commission issued an adequacy decision under the GDPR which allows transfers (other than those carried out for the purposes of United Kingdom immigration control) of personal data from the EEA to the United Kingdom to continue without restriction for a period of four years ending June 27, 2025. After that period, the adequacy decision may be renewed, however, only if the United Kingdom continues to ensure an adequate level of data protection. During these four years, the European Commission will continue to monitor the legal situation in the United Kingdom and could intervene at any point if the United Kingdom deviates from the level of data protection in place at the time of issuance of the adequacy decision. If the adequacy decision is withdrawn or not renewed, transfers of personal data from the EEA to the United Kingdom will require a valid ‘transfer mechanism’ and we may be required to implement new processes and put new agreements in place (such as the then-current form of the European Commission-issued Standard Contractual Clauses), to enable transfers of personal data from the EEA to the United Kingdom to continue.

We are also subject to, amongst other regulations, the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the “Guernsey DP Law”), which largely follows GDPR and requires us to control and process personal data only for proper purposes and in accordance with statutory data protection principles, and an ever-increasing number of privacy related regulations worldwide.
Because our products and services rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products and/ or services globally. In particular, European data protection laws, such as the GDPR, generally prohibit the transfer of personal data from the EEA, United Kingdom and Switzerland to the United States, and most other countries, known as ‘third countries’, in respect of which the European Commission or other relevant regulatory body has not issued a so-called ‘adequacy decision’, unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards used for transfers of personal data to the United States was the E.U.-U.S. Privacy Shield framework administered by the U.S. Department of Commerce. On July 16, 2020, the Court of Justice of the European Union, or CJEU, in a decision known as ‘Schrems II’, invalidated the EU-U.S. Privacy Shield, under which personal data could be transferred from the EEA and the United Kingdom to U.S. entities that had self-certified under the Privacy Shield. On September 8, 2020, the UK government similarly confirmed that the EU-U.S. Privacy Shield could not be used as a mechanism for lawful personal data transfers from the United Kingdom to the United States under the UK GDPR and the Swiss Federal Data Protection and Information Commissioner announced that the Swiss-U.S. Privacy Shield regime was also inadequate for the purposes of personal data transfers from Switzerland to the U.S. entities who had self-certified under the Swiss Privacy Shield. The CJEU Schrems II decision referenced above also cast doubt on the ability to use one of the primary alternatives to the E.U.-U.S. Privacy Shield and Swiss-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, to lawfully transfer personal data to the United States and most other third countries. On June 4, 2021, the European Commission published new versions of the Standard Contractual Clauses. These Standard Contractual Clauses have been required for new transfers of personal data from the EEA to third countries from September 27, 2021, and all existing standard contractual clauses arrangements must be migrated to the revised Standard Contractual Clauses December 27, 2022. The revised Standard Contractual Clauses cannot be used for transfers to non-EEA entities whose processing is already subject to the GDPR; however, no equivalent standard data protection clauses have been issued and approved by the European Commission and, therefore, current market practice is largely to use the Standard Contractual Clauses notwithstanding this issue. In respect of transfers under the UK GDPR to ‘inadequate’ third countries, the UK Government has separately issued both a UK International Data Transfer Agreement and a UK International Data Transfer Addendum to the Standard Contractual Clauses, together, UK Transfer Tools, which must be used for all existing and new transfers after March 21, 2024. The implementation of the new Standard Contractual Clauses and UK Transfer Tools has necessitated amendments to our data transfer arrangements with partners, sub-processors and vendors. Use of both the existing and the new Standard Contractual Clauses and UK Transfer Tools must, following the Schrems II decision, now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals, and additional supplementary technical, organizational and/or contractual measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. At present, there are few if any viable alternatives to the Privacy Shield and the Standard Contractual Clauses and UK Transfer Tools and there remains some uncertainty with respect to the nature and efficacy of such supplementary measures in ensuring an adequate level of protection of personal data. The U.S. and EU are in the process of negotiating a Trans-Atlantic Data Privacy Framework as an alternative transfer mechanism, which would allow personal data to flow freely between the EU and participating U.S. companies; however, any such framework is still to be agreed and may be subject to challenge if implemented. It is expected that a new EU-US data transfer framework will not be ready before Spring 2023. As such, our transfers of personal data to third countries may not comply with European data protection laws and may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions, including fines of up to 4% of annual global revenue or €20,000,000/£17,500,000, whichever is higher, and injunctions against transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the Standard Contractual Clauses can and cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate and/or engage providers and/or otherwise transfer personal data, it could affect the manner in which we receive and/or provide services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results and generally increase compliance risk. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of operating our business.
In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. Online advertising technology and the use of personal data for “real time bidding” activities present significant privacy compliance challenges; accordingly, this area has been and is likely to remain the focus of numerous reviews, investigations and enforcement actions by lawmakers and regulators. We are likely to be required to expend further capital and other resources to address the outcomes of such reviews, investigations and enforcement actions, and to ensure compliance with the changing practices, laws, regulations and industry requirements relating to online advertising technology. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business.
In the EU, rules relating to electronic direct marketing are currently set out in the ePrivacy Directive, which is likely to be replaced by a new ePrivacy Regulation. While no official time frame has been given for the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed for compliance, and commentators consider it unlikely to come into force before 2024. The ePrivacy Regulation will be directly implemented into the laws of each of the EU Member States, without the need for further enactment. When implemented, the ePrivacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves to them. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as the GDPR. Given the delay in finalizing the ePrivacy Regulation, certain regulators have issued guidance (including ICO and French data protection regulators) on the requirement to seek strict opt-in, unbundled consent to use all nonessential cookies and similar technologies and the requirement to increase the standard of transparency relating to use of cookies and similar technologies. Our cookie consent management functionality and cookies notices may not meet the standards outlined in such guidance.
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
For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal information of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. In addition, the California Privacy Rights and Enforcement Act of 2020 (“CPRA”) expands the CCPA's requirements, including by adding a new right for individuals to correct their personal information and establishing a regulatory agency dedicated to implementing and enforcing the law. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. Laws like the SHIELD Act, the CPRA and the CCPA may lead other states to pass comparable legislation, with potentially greater penalties, and more rigorous compliance requirements relevant to our business. For example, Virginia has enacted the Consumer Data Protection Act and Colorado has enacted the Colorado Privacy Act, each of which may impose obligations similar to or more stringent than those we may face under other data protection laws and similar laws are being considered in several other states, as well as the federal and local levels. These developments further complicate compliance efforts, and increase legal risk and compliance costs for us, as compliance with any newly enacted privacy and data security laws or regulations may be challenging and cost and time-intensive, and we may be required to put in place additional mechanisms to comply with applicable legal requirements.
Although we have implemented certain policies and procedures, and continue to review and improve such policies and procedures, that are designed to ensure compliance with applicable laws, rules and regulations, if our privacy or data security measures fail, or are perceived to have failed, to comply with applicable current or future laws and regulations, we may be subject to fines, litigation, regulatory investigations and penalties (including potential suspension or loss of licensure), enforcement notices requiring us to change the way we use personal data or our marketing practices or other liabilities such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Fines are significant in some countries (e.g., the GDPR introduced fines of up to countries (e.g., the GDPR introduced fines of up to €20,000,000/£17,500,000 or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher)) as well as litigation, compensation claims by affected individuals (including class action type litigation where individuals suffer harm), regulatory investigations and enforcement notices requiring us to change the way we use personal data.

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
The Payment Card Industry Data Security Standard (“PCI DSS”) applies to the processing of cardholder data. PCI DSS consists of a set of policies and procedures intended to enhance the security of cardholder data during card transactions. PCI DSS was implemented by the five largest credit card brands — Visa, Mastercard, Discover, American Express, JCB. As we process cardholder data, if there is actual or perceived non-compliance with PCI DSS, this may result in our inability to process payments, monetary penalties and reputational damage. We are required to undertake internal and external network vulnerability scans at least quarterly and after any significant change in the network and to carry out a formal risk assessment process at least annually and upon significant changes to the environment that identifies critical assets, threats, and vulnerabilities. Where such scans reveal any lack of compliance, we will need to take appropriate steps to ensure compliance in accordance with the relevant and applicable policies and procedures.

We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and offerings. Failure to maintain, renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could adversely affect our business, financial condition and results of operations.
We rely on products, technologies and intellectual property that we license from third parties, for use in our offerings. A substantial portion of our offerings and services use intellectual property licensed from third parties. The future success of our business may depend, in part, on our ability to obtain, retain and/or expand licenses for popular technologies, data feeds, software platforms and games in a competitive market. We cannot provide any assurance that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property. We use data in respect of sporting feeds which we believe to be freely available in the public domain and/or which are made available to us at no charge. In the future, we may be forced to pay for usage of such data, including retrospectively, and third parties may assert rights to such data and/or such third parties may attempt to charge us for the right to use such data. In the event that this does happen, we cannot be certain that appropriate licenses will be available to us on commercially reasonable terms, if at all. In the event that we cannot agree on appropriate licenses, we may be required to discontinue or limit our use of the relevant data and, to the extent that certain of our offerings or products or components thereof are entirely reliant on such data, we may therefore be unable to continue to provide certain offerings or products or components thereof, in which case our business, our results of operations, our financial results and our prospects may suffer.
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
The regulatory review process and licensing requirements also may preclude us from using technologies owned or developed by third parties if those parties are unwilling to subject themselves to regulatory review or do not meet regulatory requirements. Some gaming authorities require gaming manufacturers to obtain approval, licensure or other requirements before engaging in certain transactions, such as acquisitions, mergers, reorganizations, financings, stock offerings and share repurchases. Obtaining such approvals can be costly and time consuming, and we cannot provide any assurance that such approvals will be granted or that the approval process will not result in delays or disruptions to our strategic objectives.

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
Our technology infrastructure is critical to the performance of our platform and offerings and to customer satisfaction. We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot be assured that the measures we take to prevent or hinder cyber-attacks and protect our systems, data and customer information and to prevent outages, data or information loss, fraud and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, will provide absolute security. We currently use and may in the future make additional use of “cloud” computing services which are a form of computing infrastructure provided by third parties such as Amazon and Microsoft and as such are substantially not within our control and are subject to outages that we would not be able to prevent and would have significant difficulty mitigating should they occur. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Such disruptions have not had a material impact on us; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could adversely affect our business, financial condition, results of operations and prospects.
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
If our customer base and engagement continue to grow, and the amount and types of offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our customers’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the customer experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, climate change, climate change-related events, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies or other catastrophic events.
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
Although we monitor our use of open source software to avoid subjecting our platform and our back-office and administrative and other systems to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot be assured that our processes for controlling our use of open source software in our software systems will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our systems, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.

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

Risks Related to Ownership of Our Ordinary Shares

The market price of our ordinary shares may fluctuate substantially.
Fluctuations in the price of our ordinary shares could contribute to the loss of all or part of your investment. The trading price of our ordinary shares has been and could continue to be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our ordinary shares, and our ordinary shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our ordinary shares may not recover and may experience a further decline.
Factors affecting the trading price of our ordinary shares may include:
•actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•changes in the market’s expectations about our operating results;
•success of competitors;
•our operating results failing to meet the expectation of securities analysts or investors in a particular period;
•changes in financial estimates and recommendations by securities analysts concerning us or the industries in which we operate in general;
•operating and share price performance of other companies that investors deem comparable to us;
•our ability to market new and enhanced products on a timely basis;
•changes in laws and regulations affecting our business;
•commencement of, or involvement in, litigation involving us;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of our ordinary shares available for public sale;
•any major change in our board or management;
•sales of substantial amounts of our ordinary shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and
•general economic and political conditions such as recessions, inflation, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.
Broad market and industry factors may materially harm the market price of our ordinary shares irrespective of our operating performance. The stock market in general, and technology companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our ordinary shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our share price, regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The coverage of our business or our securities by securities or industry analysts or the absence thereof could adversely affect our securities and trading volume.
The trading market for our securities is influenced in part by the research and other reports that industry or securities analysts publish about us or our business or industry from time to time. We do not control these analysts nor the content and opinions included in their reports. As a newly public company, we may be slow to attract equity research coverage, and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If no or few analysts commence equity research coverage of us, the trading price and volume of our securities would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our securities, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our share price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our share price and trading volume to decline.

Because we are incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited.
We are a limited company incorporated under the laws of the Island of Guernsey. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.
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

It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.
A majority of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim, because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. See “Description of Securities — Enforceability of Civil Liabilities.”

As a company incorporated in the Island of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.
We are a company incorporated in the Island of Guernsey, and our ordinary shares are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Island of Guernsey, which is our home country, may differ significantly from NYSE corporate governance listing standards.

Among others, we are not required to:
•have a majority of the members of our board of directors who are independent;
•hold regular meetings of our non-executive directors without the executive directors;
•have a nominating and/or corporate governance committee composed of entirely independent directors;
•have a compensation committee composed of entirely independent directors;
•adopt a code of business conduct and ethics, which we intend to do; or
•seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities.
Provisions in our governing documents may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our ordinary shares and could entrench management.
Our governing documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. We may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for us to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for our ordinary shares.

If a U.S. Holder is treated as owning at least 10% of our Ordinary Shares (by value or voting power), such U.S. Holder may be subject to adverse U.S. federal income tax consequences.
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
The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. Because our group includes at least one U.S. subsidiary (DGC USA), the application of those attribution rules will cause our non-U.S. subsidiaries to be treated as CFCs. We cannot provide any assurances that we will assist holders of our Ordinary Shares in determining whether we or any non-U.S. subsidiaries are or will be treated as a CFC or whether any holder of our Ordinary Shares is treated as a Ten Percent Shareholder with respect to any such CFC or furnish to any Ten Percent Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.
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

If a Holder is treated as owning a significant percentage of our equity (typically greater than 5%, but always subject to regulator discretion), the Holder may be required to undergo probity review and approval by one or more gaming regulators.
In order to operate in certain jurisdictions (including U.S. states), we obtain the appropriate licensure as required under local legislation. Generally, each relevant group company and at times certain directors, officers, employees and material shareholders (typically those beneficially holding 5% or more of equity — but not limited to that threshold of holdings nor limited to solely holding equity), would be required to qualify as suitable for a license to be awarded. For directors, officers, employees, and material shareholders, suitability is generally considered by gaming authorities by weighing financial stability, integrity and responsibility, and general history and background. Most gambling authorities have the authority to weigh additional factors and require any documentation or information they deem necessary. Directors, officers, employees, and material shareholders may be required to provide extensive disclosure regarding their background, assets, liabilities, employment history, and sources of income. The failure of our officers, directors and significant holders of our ordinary shares to submit to background checks and provide such disclosure could result in the imposition of penalties and could jeopardize the award of a contract to us or provide grounds for termination of an existing contract. Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or significant shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, we may deem it necessary, or be required, to sever our relationship with such person.

If we are or any of our subsidiaries is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.
If we are or become or any of our subsidiaries is or becomes a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the U.S. Tax Code for any taxable year (or portion thereof) during which a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) holds our ordinary shares, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder and such U.S. Holder might be subject to additional reporting requirements.
For U.S. federal income tax purposes, we will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the value of our assets (determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income (including cash). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.
Based on the nature of our business and the valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended December 31, 2022. However, no assurances regarding our PFIC status can be provided for current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of transactions we entered into during 2022 or may enter into in the future, as well as our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current taxable year or any future taxable year.
Please see the section titled “Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to our potential PFIC status. U.S. Holders (as defined in “Material U.S. Federal Income Tax Consequences”) are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our ordinary shares.

We may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our ordinary shares.
We may issue additional ordinary shares or other equity securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without your approval in many circumstances.
Our issuance of additional ordinary shares or other equity securities would have the following effects:
•our existing shareholders’ proportionate ownership interest in us may decrease;
•the amount of cash available per share, including for payment of dividends in the future, may decrease;
•the relative voting strength of each previously outstanding ordinary share may be diminished; and
•the market price of our ordinary shares may decline.

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
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023.
In the future, we would lose our foreign private issuer status if a majority of our shareholders are U.S. residents or if a majority of our directors or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers.

The terms of future indebtedness may contain restrictions on our business and operations. Our inability to comply with the terms of any of our existing or future indebtedness may adversely affect our business.
The terms of our future indebtedness may contain covenants that could, among other things, restrict our business and operations, our ability to incur additional indebtedness, pay dividends or make other distributions or repurchase shares, make certain investments, create liens on certain of our corporate assets, enter into affiliate transactions, merge, consolidate or sell all or substantially all of our assets. If we breach any of these covenants, our lenders and holders of other indebtedness may be entitled to accelerate our debt obligations. Any default could require that we repay outstanding indebtedness prior to maturity or that a lender could enforce a lien on our assets, as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
The legal name of the registrant is Super Group (SGHC) Limited. The registrant was incorporated under the laws of the Island of Guernsey as a non-cellular company limited by shares on March 29, 2021. The registrant’s registered office in Guernsey is Kingsway House, Havilland Street, St. Peter Port, Guernsey GY1 2QE. Certain additional information is included in Item 4.B “Business Overview” and is incorporated herein by reference.
Super Group (SGHC) Limited was incorporated with the purpose of reorganizing the previous group headed by SGHC Limited and to execute an agreement dated April 23, 2021 with new investors (Refer to Item 5. Management Discussions and Analysis of Operating and Financial Review and Prospects)
As discussed in note 1, “General information and basis of preparation” to our consolidated financial statements, Super Group (SGHC) Limited could not be considered a separate entity acting in its own right, and the economic substance of its incorporation and the holding of SGHC Limited shares constitutes a reorganization of the Group for the sole purpose of the public listing. Following the capital reorganization, SGHC Limited is a wholly owned subsidiary of Super Group (SGHC) Limited.
Under a capital reorganization, the consolidated financial statements of Super Group reflect the pre-combination book values. Consequently, management has concluded that Super Group (SGHC) Limited should recognize in its consolidated financial statements the net assets of SGHC Limited and subsidiaries as per their preceding carrying amounts, and that comparatives should be re-presented, as the consolidated financial statements of Super Group (SGHC) Limited are a continuation of those of SGHC Limited.
Therefore, the comparable consolidated financial information as of December 31, 2021 and for the years ended December 31, 2021 and December 31, 2020 represent consolidated financial information of SGHC Limited.
The accounting principles have been applied consistently for all years presented in the consolidated financial statements.
The registrant’s website address is https://www.sghc.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview
Unless otherwise noted or the context otherwise requires, all references in this Item 4.B to “we,” “us” or “our” refer to the business of Super Group (SGHC) Limited and its subsidiaries.
Overview
We are a leading global online sports betting and gaming operator with a mission to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Our strategy for achieving this goal is built around three key pillars:
1.Expanding our global footprint into as many commercially feasible regulated markets as possible in order to engage with as many customers as we can possibly reach;

2.Increasing awareness of our brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and
3.Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.
Our subsidiaries are licensed in over 24 jurisdictions and collectively we manage approximately 3,900 employees. During 2022, on average, over 2.8 million customers per month yielded in excess of €2.6 billion in wagers per month. During 2022, total wagers amounted to €30.8 billion. Our business generated €1.3 billion of net gaming revenue during 2022 in different geographic regions, including the Americas, Europe, Africa and Middle East and the rest of the world, such regions accounting for approximately 45%, 12%, 21% and 22%, respectively, during the year.
What We Do
Our global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:
•Betway, a single-brand premier online sports betting offering, and
•Spin, a multi-brand online casino offering.
Betway is our single-brand online sports betting offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. The brand is sports-led but also offers casino games. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams and leagues worldwide. Betway has more than 60 such arrangements and is actively negotiating for further expansion.
Spin is our multi-brand online casino offering. Spin’s diverse portfolio of 16 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which we believe an expansive brand portfolio will be a significant asset. On September 1, 2022, we expanded the Spin portfolio by acquiring a majority stake in Jumpman Gaming Limited. Jumpman is a multi-brand B2C casino operator which runs off proprietary technology and also supplies a number of white label brand partners, with a focus on a more recreational segment of the market than Betway and Spin. Across its entire business, Jumpman operates approximately 200 brands and generates almost all of its revenue from the UK.
As part of our efforts to further expand our global footprint, in January, 2023, we acquired Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”) (Refer to note 26 - Subsequent events of our Consolidated Financial Statements included elsewhere in this Annual Report.), which holds the exclusive license to use the Betway brand in the United States. DGC USA has already secured market access in an initial 13 regulated or expected-to-be regulated states in the United States and its acquisition will enable us to penetrate and leverage our capabilities in these new markets.
Following Betway’s global expansion, we have, in certain circumstances, licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.

Company Background
Our parent company, Super Group (SGHC) Limited, is a holding company incorporated under the laws of the Island of Guernsey, and was incorporated for the purpose of effectuating a business combination, which was consummated on January 27, 2022 (Refer to Item 5. Management Discussions and Analysis of Operating and Financial Review and Prospects). Our business and operations are conducted through numerous subsidiaries that are incorporated in various jurisdictions around the world. Our principal executive offices are located in Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.
Our principal operating subsidiary, SGHC Limited, was incorporated in July 2020, for the purpose of becoming the ultimate parent company of Pindus Holdings Limited (“Pindus”), Fengari Holdings Limited (“Fengari”), and SG Media Limited ('SG Media') (formerly Pelion Holdings Limited), through a reorganization of entities with common ownership. SG Media and Fengari collectively house the Spin business, while Pindus and other entities also acquired pursuant to the reorganization collectively house the Betway business. Predecessor companies for the two businesses were established from 1997 onwards. Of the founders and early staff members of these predecessor companies, more than 20 remain who have been employed by us for more than 20 years, including CEO Neal Menashe and CFO Alinda van Wyk.

Our Market Opportunity
The Growing Global Sports Betting and Online Casino Gaming Markets
Our brands operate in two distinct sectors of the global online gaming market, namely sports betting and online casino gaming, both of which have recently experienced significant growth and which are expected to continue to grow further in the coming years.
According to H2 Gambling Capital (“H2”), global online sports betting gross gaming revenue (“GGR”) is projected to grow from €62.2 billion in 2023 to €91.9 billion by 2027, while the global online casino gaming market is projected to grow from €38.9 billion in 2023 to €64.1 billion by 2027, in part due to projected strong growth in newly regulated markets, including within the United States.
Several countries in Africa and Europe have already liberalized and regulated sports betting and/or online casino gaming with several more in the early stages of doing so. H2 has projected European sports betting and online casino gaming GGR to grow from €41.9 billion in 2023 to as much as €54.6 billion by 2027, and projects African GGR to grow from €2.6 billion in 2023 to €4.7 billion by 2027. Africa and Europe are already significant markets for us and we believe that we are well positioned to take advantage of opportunities as and when jurisdictions within these regions regulate online sports betting and online casino gaming.
In May 2018 the U.S. Supreme Court overturned the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), the effect of which was to remove federal restrictions on sports betting and give individual states control over the legalization, and related regulation, of sports betting within their jurisdictions. As of February 2023, 36 states plus Washington, DC have passed measures to legalize sports betting (three of those states are not yet operational). Out of that number, 22 states have authorized statewide, online sports betting while 11 remain retail-only at commercial or tribal casinos or retail locations. Seven states have passed measures to legalize online casino gaming. In Canada, Parliament recently passed legislation allowing provinces to regulate single-game wagering within each province. Specifically, Ontario initiated a regime and their market went live on April 4, 2022, accepting applications for registration for regulated sports betting and casino gaming until October 31, 2022. Both Spin, via Cadtree Limited, and Betway, via Cadway limited, have successfully registered to offer their respective sports and/or casino products to Ontario residents, and are both currently live there.
H2 currently projects that the North American online sports betting and casino market will generate an estimated €45.0 billion in GGR in 2027, increased from €20.3 billion in 2023, of which €39.5 billion and €16.2 billion respectively is projected to come from the United States (excluding state lotteries).
We are a market leader in sports betting and online casino gaming, with net gaming revenue of €1.3 billion (2021: €1.3 billion) in the year ended 31 December, 2022, of which approximately 54.5% was generated by Betway and the remainder from Spin. We hold licenses, which include both sports betting and online casino gaming, in over 20 jurisdictions, excluding up to 13 jurisdictions in which DGC USA has obtained initial agreed market access deals in the United States (either via obtaining the required licenses or approvals from the relevant state authorities or via commercial arrangements through which DGC USA leases a license from a land-based operator to satisfy the legal requirement that any online operation must be tethered to a land-based operation), and is currently applying for or negotiating licenses in other states and jurisdictions. The Betway brand (operated by DGC USA) is live in eight U.S. states, Arizona, New Jersey, Ohio, Pennsylvania, Indiana, Iowa, Colorado and Virginia. We expect the Betway brand to go live in Louisiana during the second quarter of 2023 pending regulatory approval. For the remaining four states, Kansas, Massachusetts, Mississippi and Missouri, as a result of a combination of timing around the introduction of regulations and/or receipt of required licenses and approvals, there is currently no specific timeline for go-live. An agreement is also in place for the provision of an additional casino brand in Pennsylvania.

Our Core Strengths
Management believes that the following are factors that will be key to our strategy of expansion:
Betway’s global single brand offers significant marketing economies of scale
Our flagship brand, Betway, operates as a global, online, sports-led betting brand that is consistently positioned in all markets. This approach aims to leverage national, regional and local marketing spend for global benefit, and management believes that it will generate significant marketing economies of scale as the business expands and Betway continues to launch into new markets. See the sections titled “— Strategy, Products and Business Model” and “— Sales and Marketing” for further detail.

For example, prior to launching in the United States, Betway had already entered into marketing partnerships with U.S. sports franchises such as the Chicago Bulls, the Cleveland Cavaliers, the Los Angeles Clippers, the Golden State Warriors and the New York Islanders. Management believes that, in addition to raising the profile of Betway’s brand in the United States, the global reach of these brands will benefit us in markets outside of the United States where U.S. sports are followed. Previous examples of the value of this strategy include our partnership with the English Premier League team West Ham United, which according to independent assessment had by the end of 2021 returned value equivalent to 5.8 times the cost thereof.
Spin’s multi-brand casino portfolio maximizes market share
Spin’s multi-brand online casino offering is designed with the intention of capturing additional market share across multiple marketing channels, particularly in markets where opportunities for effective large scale brand advertising are harder to come by and/or where more diverse marketing approaches are necessary.
For example, in some markets we believe that the predominant or more effective form of marketing is with the assistance of independent “affiliates” marketers. In particular, in such circumstances we believe that there is significant benefit in providing such “affiliates” with a wide array of brands to market. See the section titled “— Sales and Marketing.”

Strategic use of data optimizes customer enjoyment and our profitability
Our strategic focus on data and analytics is embodied in the development of proprietary technology systems designed to leverage the large volumes of proprietary data that we collect and analyze on a daily basis. These systems and this data collection and analysis are designed to operate in conjunction with all of our product platforms, regardless of whether the latter are proprietary or supplied by third parties. See the section titled “— Our Technology and Data-Driven Approach.”
These systems aim to analyze and understand customer behaviors in as close to real-time as possible. Using this intelligence, we aim to responsibly and profitably optimize customer enjoyment and longevity via interactions, interventions and recommendations delivered as close to real-time as possible, to minimize fraud and other financial risks to us, and to meet our regulatory and compliance requirements as efficiently and effectively as possible.
Strategic technology selection maximizes speed-to-market, geographic expansion and competitive advantage
Our customer-facing product technology decisions are governed by management’s belief that product selection for new markets must seek to optimize speed-to-market, product-market fit and competitive advantage. Wherever commercially possible, we seek to use technology for competitive advantage, particularly with regards to anything related to data and analytics.
Diversification and visibility
Our strategy of expanding into as many commercially feasible regulated markets as possible has resulted in having gaming licenses in more than 20 diverse jurisdictions, excluding up to 13 jurisdictions in which DGC USA has obtained initial market access deals in the United States (Refer to note 26 - Subsequent events), and additional states and jurisdictions for which it is currently applying for or negotiating licenses. Management believes that such diversification is key to good future revenue and profit visibility, while also mitigating against the risk of any market closures. Our teams are based in 19 countries around the world ensuring a natural degree of protection for us against localized risks such as natural disasters, geopolitical risks or other potential operational disruptions. With licenses and access in additional jurisdictions and U.S. states currently being applied for or negotiated, management believes that our diversification and revenue and profits visibility will continue to improve. See “Risk Factors — Risks Related to Projections — Our growth prospects and market potential will depend on our ability to obtain licenses to operate in a number of regulated jurisdictions and if we fail to obtain such licenses our business, financial condition, results of operations and prospects could be impaired.”
Global expansion, local focus
While we are global, management approaches each market individually, tailoring product, staffing and marketing decisions to meet local conditions. In some countries, dedicated in-country staff are employed in order to coordinate jurisdiction-specific marketing campaigns and for local operational or other purposes, including 24/7/365 customer service, production of local content for customer engagement, locally relevant branding and marketing campaigns, acquisition of local payment processing mechanisms, and engagement with local social responsibility and community upliftment organizations.
Worldwide, our sportsbook trading team of approximately 130 employees benefits from long-term relationships with third-party technology providers. Across Africa, we employ an operational team of approximately 817 employees to develop, expand and operate our proprietary sportsbook and purpose-built African market platform.

Ability to launch and scale new markets quickly
A typical entry into a new market requires an upfront capital investment that will vary depending on how much customization is required for compliance with local regulatory and other conditions. In addition, some markets are more restrictive and/or more specific in their regulation than other markets which can increase the amount of time required until full integration is achieved. However, we have the ability to enter and profitably launch in new markets despite varying integration times.
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
Management further believes that our results to date are evidence that this latent demand can be successfully leveraged by proven marketing strategies (see “— Sales and Marketing”), flexible and pragmatic technology selection (see “— Our Technology and Data-Driven Approach”) and, where necessary, in-country focused teams with local skills and knowledge.
Shared centers of operational excellence and operational economies of scale
Whereas management believes that marketing, product offerings and customer service often require a significant degree of localization, other areas within the business are expected to benefit from centralization and economies of scale.
Examples of this include technology and software, data and analytics, payment processing, fraud detection, compliance and risk management. Certain aspects of marketing, product offerings and customer service are also believed to be best centralized, albeit with careful consideration of how not to inhibit regional innovation, quality and delivery.
We aim to strike a considered balance between centralization and distributed localization to achieve optimal customer service, effective overall delivery and meaningful economies of scale, all in service of continued growth and optimal long-term expected returns to shareholders.
Responsible Gaming
We view responsible gaming as both a challenge and an opportunity, and ultimately as a barrier to entry and a source of competitive advantage.
The challenge of meeting regulatory requirements in a commercially prudent and effective manner is clear. Management believes that we have thus far been successful in meeting this challenge, as evidenced by the more than 20 licensed jurisdictions in which we already hold licenses.
The opportunity arises from our view that attempting to meet the betting and gaming entertainment needs of customers in a responsible manner will ultimately lead to more satisfied customers, which in turn will generate more sustainable and more stable revenues, and hence better long-term visibility of revenues and profits.
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
Management believes that our shared centers of operational excellence and economies of scale in conjunction with a strategic focus on data, analysis and timely customer interaction create a significant competitive advantage for us. Our ability to gather and analyze data regarding customer behaviors and experience both enables the provision of an individualized experience to customers as well as real-time identification of potential problem gaming or risk of harm. As set out further in the section titled “— Super Group’s Technology and Data-Driven Approach”, we employ numerous real-time interventions when appropriate to do so and subject to relevant regulation.
Management experience
Our CEO, Neal Menashe, has more than two decades of experience in the sports betting and online casino gaming industry. Our President and COO, Richard Hasson, has more than 12 years of experience in investment banking, sports betting and online casino gaming. Our CFO, Alinda van Wyk, also has more than two decades of experience in the financial management of sports betting and online casino gaming businesses. We benefit from a deep bench of professionals with significant experience, either with us or in the industry.

Strategy, Products and Business Model
Strategy
Our diagnosis of the key challenges and opportunities in the global online gaming market follow from our belief that:
•Over time a significant number of additional jurisdictions will favorably regulate sports betting and/or online casino gaming.
•Jurisdictions that explicitly regulate sports betting and/or online casino gaming will become easier to market in at scale, but simultaneously will likely become more competitive, in which case brand strength will become an important determinant of success.
•Jurisdictions that have not yet introduced explicit regulatory frameworks may still be legal to operate in (subject to certain limited regulations), but marketing at scale may be harder to achieve, in which case a portfolio of brands will be a significant asset.
In order to address these challenges, our three key strategies serve as guiding policies that govern everything that we do:
1.Optimizing our global footprint across as many commercially feasible regulated markets as possible in order to engage with as many customers as we can possibly reach;
2.Increasing awareness of our brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and
3.Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.
We believe that maximum value for shareholders will be delivered by seeking to operate in as many different jurisdictions as it is legal and commercially viable to do so, and that it is imperative that we seek to continue our expansion into and growth in jurisdictions where robust regulatory frameworks provide long-term visibility of revenues and profits.
We further believe that a single-brand online sports and multi-brand online casino strategy is the optimal way to leverage our marketing budget. Given our belief that over time more and more jurisdictions will regulate sports betting and/or online casino gaming, this strategy aims to generate increasing economies of marketing scale, improved global brand awareness, increasing market share and ultimately enhanced returns to shareholders.
Proprietary, bespoke and common technology stacks and service infrastructures are leveraged where we believe that it makes commercial sense to do so, while third-party products and services are incorporated where we believe that doing so will achieve market entry faster, more effectively and more profitably. We aim to layer our proprietary data collection and analysis, together with proprietary interaction systems to responsibly optimize the entertainment, well-being and profitability of our customers. See “— Our Technology and Data-Driven Approach” for further detail.
For strategic reasons set out below, we have intentionally set out to differentiate the Betway and Spin product offerings and business models.
Betway’s sports betting products
Betway is positioned as a premium sportsbook that offers full-featured sports betting products for pre-game and in-game wagering. Different products and/or features are offered in different geographic markets depending on regulatory constraints, product availability, market maturity and strategic value of the market.
Betway’s flagship sports betting product is bespoke-developed exclusively for Betway and is currently capable of accepting wagers on more than 60 different sports. This product is offered in the majority of the relatively mature markets in which Betway operates, such as the UK and most European markets. For other markets, we have developed a proprietary sports betting platform that we will aim to re-use where appropriate.
Betway is in financial discussions with long-term partner and key supplier Apricot, its sportsbook provider for many of its jurisdictions outside Africa. As such, we are considering an arrangement that would materially increase the dedicated development resources available to Betway as the exclusive licensee of Apricot's sportsbook technology. This involves increasing spending and investment in software development for the next several quarters, a portion of which may be as a loan to Apricot not to exceed €43 million to cover the substantial resources dedicated to Betway. In connection with this potential additional spending, we and Apricot have begun discussions oriented towards the possibility of us obtaining full ownership of its sportsbook through an option to purchase a copy of the underlying technology in the future. These discussions are in their early stages and we cannot give any assurance on reaching binding terms.
The global sports betting market is constantly evolving, and new markets are regulating or re-regulating all the time, often with very specific and sometimes complex regulatory requirements that require significant development work in order to achieve compliance. For this reason, even the world’s largest sports betting businesses struggle to keep pace with adapting their existing products for regulatory compliance and/or product and cultural requirements of new markets.
Accordingly, in addition to the exclusive flagship sportsbook and the proprietary sportsbook platforms, in some new markets (particularly those where the proprietary and flagship products are not yet customized for specific local regulations), we may partner with additional third-party product providers in order to minimize delays to market entry.
Betway’s online casino gaming products
Betway’s sports-led marketing places sports betting products front and center to reinforce the brand’s premium sportsbook positioning. A significant percentage of sports betting customers nonetheless also enjoy casino gambling, and hence Betway also offers casino games in those jurisdictions where regulatory frameworks allow.
Slightly differing products may be offered in different jurisdictions depending on regulatory requirements and product availability. Casino games are sourced from third-party suppliers selected for their appropriateness for each market. Currently, Betway offers in excess of 2,000 unique casino games, including over 200 live casino tables from 30 different suppliers.
Spin’s multiple online casino gaming brands
Spin operates a portfolio of more than 20 brands, the majority of which are translated into multiple languages and offer customers the ability to play in excess of 1,500 online casino games from 12 different suppliers. The five largest brands accounted for the significant majority of Spin’s revenue in 2022.
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
As of September 1, 2022, we acquired a majority stake in Jumpman Gaming Limited (“Jumpman”), a small, UK-focused online casino business. Jumpman operates over 200 brands. In the year ended December 31, 2022, Jumpman contributed approximately €29.9 million to our Net Gaming Revenue.
Worldwide, Betway and Spin products are available for play in 40 different currencies and customers are serviced in 27 different languages.

Our Technology and Data-Driven Approach
We manage over 900 technology-focused staff to support and enhance our product offerings. Teams are grouped into product-focused and system-oriented portfolios aimed at driving effective ownership of solutions and enabling efficient delivery and scaling.
Teams are responsible for their own plans in support of our strategy, derived from a combination of customer requirements, regulatory frameworks, competitor analysis, product performance metrics and hypothesis-driven engineering. In combination, this approach aims to maximally optimize our technology flexibility, functionality, delivery, reliability and competitive edge.
Operationally, we embrace DevOps principles, including continuous delivery of systems aimed at minimizing deployment pain and maximizing customer trust and confidence.
Information security is a very high priority for us. Key subsidiaries involved in the handling of sensitive information are either already ISO 27001 certified or are actively working towards being certified. Where the latter is the case, management is satisfied that relevant and necessary processes, systems and practices are already substantially in place.
With particular reference to customer-facing products, we operate a mix of our own technology and long-term partnerships with leading third-party providers (see the section titled “— Partnerships, Suppliers and Strategic Collaborations”), a flexible approach that is intended to increase speed to market and decrease friction associated with adjusting the technology stack to new markets.

In other non-customer-facing areas of technology, we may utilize the products and services of third-party suppliers, in particular where management does not believe that competitive advantage will be served by developing proprietary technology or where it might not be commercially prudent to do so. However, in areas where management believes that meaningful competitive advantage can be profitably achieved, we will seek to develop and maintain our proprietary technology. Where systems are intended to deliver competitive advantage, we will seek to ensure interoperability with all of our product platforms, including those supplied by third parties. Some examples of this are highlighted below.
Overall, our approach to technology can broadly be divided into three areas:
Customer-facing products and platforms
Our proprietary sportsbook product is offered by Betway in the majority of African countries in which we are licensed. With this notable exception, in most jurisdictions the major components of customer-facing sports betting and online casino gaming products are sourced from third-party suppliers. Notwithstanding this, we seek to be highly involved in the specification and customization of third-party product and generally work in close collaboration with all of our suppliers.
This is particularly true of our relationship with Apricot, which provides Betway’s bespoke-developed flagship sports betting system on an exclusive-use basis as well as the Player Account Management (“PAM”) system utilized for the majority of our operations. Apricot also provides a significant portion of the casino games offered by Betway and Spin (see the section titled “— Partnerships, Suppliers and Strategic Collaborations”).
Data and related systems
We seek to derive significant competitive advantage from our proprietary data by collecting granular detail regarding all steps in the customer lifecycle, always within the constraints of relevant data protection legislation. In particular, once customers commercially engage with one of our brands, then significant amounts of proprietary data regarding wagering and other product interactions will be collected and made available downstream for real-time analysis and decision-making.
Proprietary real-time systems transform and analyze this data in order to understand each individual customer experience within our products. We utilize this information (in real-time where appropriate) to maximize customer value and enjoyment in a safe and responsible manner. Dedicated customer experience teams aim to measure and monitor all points of interaction and all steps in the customer journey with the ultimate aim of minimizing friction and maximizing customers’ ease of use of our products.
We maintain a range of highly-engineered proprietary systems for the complex processing of millions of events per day in order to deliver bespoke customer experiences that react dynamically to individual customer behavior. Examples of real-time interventions generated in this way include:
•Betting Behavior: We aim to monitor and analyze customer behavior in real-time with the intention of detecting unsustainable or potentially harmful deviations in betting behavior so that in turn we can attempt to intervene appropriately and timely. In addition to being a requirement of regulatory responsible gaming obligations in several jurisdictions, we believe that interventions of this nature ultimately generate more satisfied and sustainable customers, improved retention rates, and longer customer lifecycles, thereby enhancing customer lifetime values.
•Personalized Wagering Recommendations: Seeking to understand individual customer preferences and attributes in combination with machine learning and data science in turn generates personalized wagering recommendations that aim to remove user interface friction and increase customer satisfaction and enjoyment.
•Individual Profitability Analysis and Personalized Incentivization: We employ statisticians and data scientists to model and validate the expected profitability of short-, medium- and long-term customer behavior with reference to a range of activities and metrics. We believe that these models enable us to profitably and responsibly incentivize and/or encourage (or discourage, as the case may be) specific behaviors, which we attempt to do in real-time. We believe that these models and associated interventions in aggregate form a significant competitive advantage that generates more satisfied and sustainable customers, improved retention rates, and longer customer lifecycles, thereby enhancing customer lifetime values.
•Monitoring and Mitigation of Potentially Fraudulent Activities: Similar models and systems seek to identify potentially fraudulent or otherwise problematic activity in real-time and thereby aim to limit the potential financial harm and/or regulatory risk to the business.
For all of the above examples, we seek to ensure that the relevant systems are capable of processing data from all of our product platforms, including those supplied by third parties, and that customer interactions and interventions can be executed on all of its product platforms, including those supplied by third parties.

Our analysis and data science capabilities are also applied in the acquisition of new customers, for example, by adapting marketing and related campaigns for specific markets, channels and marketing partners. Where possible and in collaboration with third party marketing technology providers, we employ real-time bidding, spend and allocation optimization algorithms in conjunction with dynamic creative optimization and personalized messaging, all with the intention of reducing the cost of acquiring new customers.
Where possible our marketing spend is tracked and measured, with the aim of enabling us to react quickly to changes in the expected profitability of marketing channels. For large branding and sponsorship campaigns, where lead times can be long and performance measurement is as much art as science, our annual marketing budgets and plans are optimized by reference to complex econometric models, cross-referenced and validated against proprietary and third-party data with the aim of optimizing efficiencies throughout the marketing funnel.
Budget proposals and other relevant expected operational factors are then fed into a detailed actuarial model of the business that projects expected financial results for Betway and Spin separately for all major markets. These results are then aggregated and evaluated to ensure the financial soundness of our plans under a range of potential scenarios. This model is updated regularly throughout the year for financial management and monitoring purposes and is also employed for audit and regulatory requirements.
Other enabling platforms and shared services
Over time, we have developed a wide range of proprietary systems for enabling the operational effectiveness of the business, including in the areas listed below. In all cases we aim to continuously evolve and improve our systems over time.
Acquisition Marketing Systems
Proprietary models in combination with third party systems and tools are maintained for the deployment, management, measurement and monitoring of customer acquisition campaigns across a variety of marketing channels (see “— Sales and Marketing”).
Responsible Gaming Systems
We have developed various systems with the intention of meeting regulatory requirements for customer protection against risk of harm from gambling. Certain related products and systems provided by third-party suppliers are also integrated into our responsible gaming processes.
Customer Retention Systems
We maintain a number of proprietary systems aimed at ensuring the profitable retention of customers and also make use of certain third-party systems and components as part of our customer retention processes. We believe that maximizing customer lifetime value over the long term is only possible when responsible gaming principles are adhered to. Accordingly, customer retention systems are generally closely integrated with or otherwise share significant components with responsible gaming systems.
Messaging and Communications Systems
We believe that customer satisfaction is underpinned by an ability to deliver the right message to the right customer at the right time and have therefore developed proprietary software systems (some of which are integrated into third-party supplier systems) for messaging and communicating with customers in-app, in real-time, as well as other related systems for doing so by other mechanisms and at different times. These systems are crucial for the effective delivery of responsible gaming and retention interventions.
Banking and Finance Systems
A dedicated subsidiary is responsible for ensuring that we are able to offer customers a range of mechanisms for deposit and withdrawal of funds in each of the markets in which we operate. Currently, we offers in excess of 100 different deposit and withdrawal mechanisms worldwide.
Related systems ensure that necessary financial data is made available downstream for financial management and reporting purposes. We develop and maintains automated reporting and reconciliation systems and processes to allow for the production of internal management accounts (including monthly unaudited financial statements produced separately for each entity in each jurisdiction) within a few weeks of month-end and audited financial statements within a few months of year-end.

Risk, Fraud and Compliance Systems
We encounter sophisticated attempts at fraud on a regular basis and are required to verify customers and their source of funds in accordance with varying regulations in each jurisdiction in which we operate. Significant customer volumes mean that systems for the detection and prevention of attempted fraud and ensuring compliance with “know your customer” and anti-money laundering regulations must be substantially automated. In addition to rules-based systems that codify our experience in combating fraud, managing risk and ensuring compliance, we also expend considerable effort in the development of new systems for this purpose, including the employment of machine learning and other data science techniques.
Managing Wagering Risk
We manage our own teams of experienced traders to set and maintain sports betting odds. These teams use their own expertise and internal pricing models in conjunction with external data feeds, odds monitoring services and various competitive factors to derive opening prices for each market. Thereafter, prices will be adjusted based on news events of relevance to the market, as well as wagers placed by customers and competitive forces. We cannot guarantee that we will be capable of always offering the best price in all markets at all times, but we continuously strive to remain competitive and offer customers attractive value for their money.
Various systems are deployed to measure and monitor the margin on the sportsbook, which is the percentage of wagers that the book is expected (in terms of our pricing models) to win on average over a particular period of time. Individual customer wagering is also closely monitored and alerts are raised for wagering activity considered unusual. In particular, evidence of potentially illegal or collusive behavior (such as suspicion of match-fixing) will be shared with the necessary legal and/or sporting authorities. Where appropriate, customers will be limited by reference to maximum wager size and/or wager type.
Our products currently support wagering on more than 60 different sports, each of which in turn encompasses a wide range of events and outcomes that can be wagered on (also referred to as “betting markets”) both pre-game and in-game. We actively seek to add additional betting markets, both for purposes of customer enjoyment and our financial benefit, including diversification of risk, reduction of margin volatility and increased profitability.
For online casino games, we seek to offer an entertaining range of games with value-for-money “return to player” (“RTP”) and (for slot games in particular) entertaining “volatility” (“Vx”) characteristics. RTP measures the expected return to customers as a percentage of wagers while Vx is a measure of the expected variance thereof. Most notably for slot games, customers have varying individual preferences for volatility and we therefore attempt to recommend games to customers that are appropriate given their preferences. Game suppliers may offer games in multiple variants with differing combinations of RTP and Vx, in which case we seek to ensure that we selects only those variants that we believe will optimize both value-for-money entertainment for our customers and long-term profitability for us.
A necessary requirement for successful management of wagering risk is appropriate control of customer incentivization. Without suitable systems and controls for customer incentives it is possible for wagering opportunities to arise that are mathematically unprofitable for us. Examples include arbitrage of sports wagers and situations where adroit betting with incentive funds can create expected RTP in excess of 100% for casino games. We believe that optimal individual customer evaluation and incentivization will largely obviate this potential problem but, where this is not the case, we have significant experience in detecting and preventing such situations and maintain a number of proprietary systems with the intention of doing so.

Partnerships, Suppliers and Strategic Collaborations
We engage in long-term partnerships, including with leading third-party technology providers which, together with our own technology, increases the speed with which our offerings are brought to market and decreases the friction associated with adjusting our technology to new markets.
Relationship with Apricot
We have entered into several software and services agreements with Apricot (and its affiliates and subsidiaries), one of the leading gaming software and content providers, including casino software licensing agreements, jackpot services and licensing agreements and sportsbook software licensing agreements. Through these agreements, we engage members of the Apricot group for the provision of the Apricot group’s sportsbook and PAM software systems in a number of our most significant markets.

Mr. Martin Moshal is the named individual beneficiary of certain trusts, which trusts are the ultimate controlling shareholders of Apricot. Mr. Moshal is also the named individual beneficiary of a trust that ultimately controls Knutsson Limited, our largest shareholder. However, Mr. Moshal does not control our affairs, as a beneficiary of these trusts has neither any right to control or voting investment power over the trusts, nor does it have the right to appoint or replace the trustees.
Casino Software Licensing Agreements
Pursuant to various casino software licensing agreements, we have been granted non-exclusive software licenses for use of a suite of gaming software in different territories in which we operate. Several of the agreements permit the advertising, marketing and promotion of the software suite in each respective territory and certain of the agreements allow for the licensee to sub-license the use of the system. As of the date of this filing, we have entered into 15 casino software licensing agreements with affiliates of Apricot.
The initial term of all casino software licensing agreements with Apricot expires on December 31, 2035. Under all these agreements, termination for convenience by either party is not possible until expiry of the initial term and then must be on not less than 12 months’ written notice, although one casino software licensing agreement with Apricot does not permit termination for convenience at all, allowing only for termination in accordance with its terms after December 31, 2035. A party may also unilaterally terminate the relevant agreement in the event that the other party (a) breaches a material obligation or undertaking under such agreement and which, where such breach is capable of remedy, is not remedied within the specified timeframe to the reasonable satisfaction of the other party; or (b) suffers an insolvency event. In a number of the agreements, a party may terminate for change of control when control of the other party is obtained by a competitor. The Apricot company in the relevant agreement may unilaterally terminate such agreement in the event our subsidiary that is party to the agreement (a) fails to pay monies as they fall due under the agreement; (b) uses the software system illegally; (c) markets a branded game without Apricot’s consent; (d) fails to notify Apricot of a change in control of such party; (e) breaches non-solicitation, non-competition or data protection obligations; (f) is convicted (or any of its directors are convicted) of an offense in terms of any applicable gaming legislation or regulations, or of any crime or offense reasonably likely to cause reputational damage or damage to goodwill to Apricot; or (g) fails to procure the appropriate gaming license.
In a number of the agreements: (i) Apricot may terminate the agreement if the relevant subsidiary: (a) provides false or inaccurate information that has an adverse effect on Apricot; (b) accepts a real money bet from customers located outside the appropriate territory or within the USA; (c) fails to pay the minimum agreed gaming fee; (d) becomes a competitor to Apricot; or (e) fails to pay its players or depositors within the specified time period; (ii) Apricot may terminate the agreement if it becomes unlawful or impossible for Apricot to license, maintain or use the system, or a court or arbitrator declares any provision of the agreement void or unenforceable; and (iii) the relevant subsidiary may terminate the agreement if Apricot (or any of its directors) are convicted of an offense in terms of any applicable gaming legislation or regulations, or of any crime or offense reasonably likely to cause reputational damage or damage to goodwill of the other.
Jackpot Services and Licensing Agreements
Various of our subsidiaries have entered into jackpot services and licensing agreements with Jumbo Jackpots Limited, a wholly owned subsidiary of Apricot. Pursuant to these jackpot services and licensing agreements, Jumbo Jackpots Limited grants non-exclusive licenses of trademarks (as supplied within the software, licensed through separate casino software licensing agreements) and provides services to enable the licensee to run jackpot games. As of the date of this filing, we have entered into seven Jackpot Services and Licensing Agreements with Jumbo Jackpots Limited.
All jackpot services and licensing agreements have an indefinite term, and do not permit termination for convenience, except for one agreement that permits termination by either party on two months’ written notice. All of these agreements permit either party to terminate immediately by written notice if a petition or resolution is passed for the winding up of the other party. The agreements also terminate automatically if the applicable subsidiary’s gaming license is withdrawn. Jumbo Jackpots Limited may terminate the agreement if any of the following events occur: (a) the other party commits a breach of the agreement and fails to remedy such breach within the specified time period; (b) the other party fails to pay sums as they fall due; (c) it becomes unlawful or impossible for Jumbo Jackpots Limited to license, maintain or use the relevant trademarks or provide the services under the agreement; (d) bankruptcy or insolvency proceedings are filed against the other party; (e) the other party can no longer perform its business activities or fulfil its commitments to Jumbo Jackpots Limited; or (f) the other party (or any other entity having common shareholders or control with that party) becomes a competitor to Jumbo Jackpots Limited. The counterparty may terminate the agreement with 14 days’ written notice if Jumbo Jackpots Limited raises the agreed service fee. In addition, each agreement automatically terminates on termination of the corresponding casino software licensing agreement between the subsidiary which is party to the relevant jackpot services and licensing agreement and Apricot or PNL or Kova (as defined below) as applicable.

Sportsbook Software Licensing Agreement
Through our subsidiaries Betway Limited, Betway Spain S.A. and GMBS Limited, we have an agreement for the exclusive provision of Apricot’s sportsbook software in a number of our most significant markets. This exclusive arrangement prevents Apricot from licensing its sportsbook software to any other customers in those jurisdictions, but does not prevent us from utilizing our own or other suppliers’ sportsbook software where we choose to do so. The agreement also permits the advertising, marketing and promotion of the software system in each respective territory.
The initial term of the sportsbook software licensing agreement expires on December 31, 2030 and will automatically continue unless and until terminated in accordance with the agreement. Under this agreement, termination for convenience by either party is not possible until expiry of such initial term and thereafter must be on not less than 180 days’ written notice. Betway Limited may also terminate the agreement for convenience after December 31, 2025 with at least 18 months’ written notice. The agreement also permits either party to terminate by written notice if: (a) the other party is in breach of the agreement and, where such breach is capable of remedy, fails to remedy such breach within 30 days of notice to the reasonable satisfaction of the other party; (b) bankruptcy, insolvency or analogous proceedings are commenced against the other party; or (c) when control of the other party is obtained by a competitor (on 18 months’ written notice).
We work closely with Apricot and its affiliates in the ongoing development of the sportsbook product and the PAM system and the customization thereof for our needs. We have direct access to dedicated Apricot resources for this purpose and play a meaningful role in the strategic direction and prioritization of these resources.
Apricot supplies a significant portion of the casino games available for play across all our websites and apps. Other significant online casino gaming software suppliers contracted directly and indirectly include IGT, Scientific Gaming and Evolution (including NetEnt and Red Tiger).
Prima Networks Limited, Prima Networks Spain PLC and Kova SRL (“PNL/PNS/Kova”) similarly engage Apricot in agreements for the provision of Apricot’s casino and sportsbook software. PNL/PNS/Kova sublicenses the Apricot software to our subsidiaries, such as Betway. As of December 31, 2022, PNL/PNS/Kova had entered into eleven casino software licensing agreements and five sportsbook software licensing agreements with our subsidiaries.
The casino software licensing agreements and sportsbook licensing agreements entered into by our subsidiaries and PNL/PNS/Kova have terms and termination rights that are materially similar to those applicable to the casino software licensing agreements and sportsbook licensing agreements with Apricot summarized above.
Other Partnerships, Suppliers and Strategic Collaborations
Our Betway brand has engaged in key relationships (most of them multi-year) with professional sports teams and leagues around the world, starting with front of shirt sponsorship of the English Premier League’s West Ham United beginning in 2015. Subsequent partnerships have included several football (soccer) teams in other major European and African leagues, major horse racing events, eSports teams and events, major cricket leagues, tennis tournaments and sporting celebrities as brand ambassadors. Many of these arrangements have since been extended well beyond their original terms. Currently, more than 60 brand partnerships are in place with several more actively being negotiated.

We have continued this strategy during Betway’s expansion into the United States by engaging in similar partnerships with professional sports teams in the United States with global brand recognition, such as the Chicago Bulls, the Cleveland Cavaliers, the New Jersey Devils, the Philadelphia 76ers, the Philadelphia Flyers and the Golden State Warriors, as well as our league deal with the National Hockey League.

These arrangements all serve to bolster Betway’s global brand recognition. Management believes that over time this strategy has worked to progressively and more effectively amortize Betway’s brand marketing spend, in part explaining improvements in Betway’s growth and financial performance over recent years.
We benefit from a number of long-established “affiliates” marketing partnerships (see “— Sales and Marketing”) that have historically generated a stable and significant stream of new customers.
We typically enter into strategic, multi-year partnerships with land-based gaming operators in order to facilitate entry into markets where a land-based license or partner is prerequisite for market access. Examples include Casinos Austria International Belgium NV and Espectaculos Deportivos Fronton Mexico S.A. de C.V., both for access to sports betting and online casino gaming in Belgium and Mexico, respectively.
We enter into multi-year agreements with sports data suppliers for data to inform our odds making and sports trading activities, as well as for content for our websites and apps. Significant suppliers include SportRadar, Genius Sports, Perform Content Limited, and IMG. Key summaries of these agreements are described below.

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
Genius Sports Agreements
Genius Sports is a provider of sportsbook data, content, analysis tools, software and related services to sports betting operators worldwide. We have agreements in place between Genius Sports and Betway Limited that allow Betway Limited and its affiliates to use Genius Sports services through a non-exclusive, non-transferable non-sublicensable right and license.
Perform Content Limited Agreements
Perform owns, operates and provides video and consumer data services to betting operators throughout the world. We have four agreements in place with Perform, each for a different product. Each agreement is between Perform and Betway Limited and each provide access to us and our brand license partners, where appropriate.
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

Sales and Marketing
Our holistic approach to the marketing of our products encompasses two primary streams:
Traditional and brand marketing
Traditional and brand marketing is the primary vector for marketing of the Betway brand.
Over time, the Betway brand has been developed with the assistance of expert branding agencies and a strategy has been developed for the consistent positioning of the brand worldwide. We engage the services of appropriate brand and marketing agencies around the world in order to execute this strategy in culturally-appropriate ways in the various jurisdictions and markets in which we operate.
Advertising is planned and executed in each market, utilizing all channels that we believe to be effective, including TV, radio, print and online. Positioning and messaging are intentionally simple and designed to resonate with the target market’s emotional connection with their favorite sports. Brand sponsorships and partnerships play an important role and are leveraged across the other channels where possible.
In some markets, where the expected returns from doing so are acceptable to management, similar traditional marketing channels are also employed for the larger Spin brands.
We license the Betway brand, for a fee, to a third-party operator for use in China, Vietnam and Thailand. This further serves to amortize global brand marketing spend.
Performance-based marketing
We make use of performance-based marketing channels across all of our brands and in all markets. We have developed a number of proprietary models, tools and monitoring mechanisms for measuring and predicting the performance of these channels so as to be able to scale marketing efforts up or down quickly and effectively, wherever possible by means of real-time algorithms. More than 150 people are employed by us in this area.

These channels include the following:
App stores
Our products are made available on mobile devices and via mobile app stores. A significant factor in the success of this channel is achieving high visibility and rankings in the organic (unpaid) app store listings. Equally important is effective customer acquisition by means of paid advertising within app stores, for which we have implemented bespoke real-time app store bidding models. We employ dedicated staff and third-party specialist App Store Optimization (“ASO”) agencies with the aim of optimizing results in this area.
Organic social media
Social media is an important channel for reaching and engaging with customers, particularly for Betway given the extended audience that is created by the brand’s partnerships with sports teams and leagues around the globe. We employ dedicated staff (centrally and locally within key markets) and also utilize third-party social media agencies. We also engage with social media influencers and brand ambassadors to represent us on social media.
Paid social media
Paid social media marketing campaigns form a key part of acquisition and retention marketing strategies. Contextually relevant messaging to prospective and existing customers in support of organic social media marketing is enabled by myriad targeting options coupled with deep integrations with social media sites and is aimed at building both awareness of and consideration for our brands.
Search engine marketing and brand protection
Search engine marketing (“SEM”) involves the purchase and performance optimization of relevant keywords in order to acquire new customers. Brand protection ensures that customers searching for our brands on search engines are not diverted to competitors. We employ dedicated staff in this area and also engage third-party agencies where necessary.
Search engine optimization
Search engine optimization (“SEO”) involves the optimization of our websites to improve the organic rankings of our brands on major search engines. We employ dedicated staff to monitor all brands’ performance against all major keywords and thereafter to adjust our websites to optimize performance.
Display advertising and other forms of online performance marketing
We undertake various forms of online marketing, including advertising directly or via advertising networks on third-party websites and in third-party apps.
“Affiliates” marketing
“Affiliates” is an industry term that describes independent third-party marketers which assist us in acquiring new customers and which are generally paid on a revenue-share or cost-per-acquisition basis. Despite the word “affiliate”, these are independent parties that are not otherwise affiliated with us in the ordinary sense of the word.
Scaling this marketing channel is often difficult due to competitive pricing and the difficulty of predicting whether past performance by independent third parties will continue into the future. We benefit from a number of stable long-term partnerships with several of the larger and more reliable “affiliates” and management believes that we possess suitable experience and expertise to continue to perform well in this area.
Competition
Sports betting and online casino gaming are competitive businesses, with numerous competitor brands operating alongside our brands in most markets. Outside of jurisdictions where the number of operators is explicitly restricted by regulatory constraints, the nature of the business largely precludes the formation of monopolies or even oligopolies, not least due to the ease of product substitution by consumers and frequently high levels of price competition.
On a global level, we consider our most direct and relevant competitors to be the various brands of Flutter and Entain, as well as bet365, 888 and several more. Within individual jurisdictions or regions, there are often also significant competitors that we consider relevant who are otherwise unknown outside of that specific jurisdiction or region. In some instances, we also face competition from national or regional government-owned operators.

Land-based competitors are also of significant relevance to us in certain geographies owing to the additional entertainment attractions of such businesses and their often strong local or regional brands. Many of these businesses have historically been slow to move their offerings online, but in recent years this trend has accelerated and competition from such businesses is expected to increase further.
Alternative product categories also serve as competition for customer wallet share, most notably lotteries and casual or social games. For example, “daily fantasy” (a variant of fantasy sports leagues) is an alternative to sports betting, casino-style games are a major category on Facebook and in the Apple and Android app stores, and elements of casino gambling have increasingly found their way into top ranking non-gambling games.
In most jurisdictions or regions, we compete alongside at least one of the global competitors referenced above. As more markets are regulated over time, additional competitors are expected to enter the market. There is typically a significant degree of overlap with competitor offerings with regards to sports events and wager types available for customers to bet on. Similarly, casino game offerings typically overlap significantly as most game providers license the majority of their games to all operators (occasionally specific games might be exclusive to a single operator, but rarely is this the case for an extended period and/or for games that generate significant revenue).
The principal differentiating factors common to both online sports betting and online casino gaming include the global reach and scale of the business, global branding, advertising and marketing effectiveness, reliability of products and services, breadth and depth of proprietary data science and technology, accurate customer evaluation, meaningful responsible gaming initiatives and related interactions, innovative and effective customer incentives, speed and relevance of customer communication, speed and reliability of deposit and withdrawal mechanisms, ease-of-use of customer-facing software, quality of customer service and an asset-light globally-amortized business model.
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
Management believes that our products, services, experience, expertise and corporate culture allow us to compete effectively across all of these factors.

Seasonality
Our sport-focused Betway offerings trade in many major markets in both hemispheres and hence benefit from the year-round sporting calendar. Different sporting leagues and events are relatively more or less important in different markets and hence the business benefits from a natural degree of diversification. Sporting events of all sorts take place every day around the world in multiple time zones and, particularly with the advent of virtual sports and eSports, events are available for wagering at all times of the day year-round.
Sports betting is, however, subject to seasonal fluctuations that may impact revenues and cash flows. Most major sporting leagues and events do not operate year-round and as a result, our operations will be impacted by variations in the sporting calendar over the course of a year. In particular, certain sports leagues operate formats (playoffs, championships, cup finals, etc.) that naturally result in increased customer interest as the end of the season approaches for those sports. Similarly, certain sporting events only operate at specific times of the year (major horse races, major tennis tournaments, etc.) and certain other events only operate on a multi-year cycle (Olympics, FIFA World Cup, etc.).
These phenomena will naturally lead to increased revenues at such times of the year or in major international tournament years, and conversely will result in reduced revenues during off-season periods or in non-tournament years.
For example, Betway’s revenues are often impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, major American sports leagues, marquee horse racing events, major professional tennis tournaments and the FIFA World Cup. We naturally seek to adapt marketing efforts accordingly, taking advantage of additional opportunities for profitable growth whenever they present while mitigating potentially negative effects on profits by adjusting marketing appropriately in off-season periods.
In contrast, Spin's portfolio of casino brands is largely unaffected by seasonality in aggregate as online casino gaming is largely an individual activity unaffected by external calendars. Management believes that there is, however, some evidence that seasonality effects may occur at the time of certain major national holidays and/or vacation periods, and as a result, our revenues and cash flows might be adversely affected during times of the year when customers are naturally more likely to engage with other non-gaming activities.

Intellectual Property
Intellectual property rights are important to the success of our business. We rely on a combination of trademark, trade secret, database, copyright, confidentiality and other intellectual property protection laws in the United Kingdom, the European Union, the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect its intellectual property rights, including its trademarks, database, proprietary technology, software, know-how and copyright. In certain foreign jurisdictions and in the United States, we have filed trademark applications, currently hold numerous trademarks and domain names, and in the future are likely to acquire additional trademarks and domain names. We have also entered into license agreements, data rights agreements and other arrangements with sports organizations and sports data suppliers for rights to utilize their sports data, of which durations vary but typically are at least annual in duration and are subject to renewal or extension.
As an online business with a customer-facing offering, our trademark and domain name portfolios are of particular importance to us. As of March 13, 2023, we owned over 360 trademark registrations and applications in the United States and more than 600 trademark registrations and applications in various non-U.S. jurisdictions. Our two main brands, Betway and Spin, enjoy extensive geographic coverage, with the Betway marks registered (or applied for) in the U.S. and in more than 60 other territories, and the Spin Brands marks registered (or applied for) in approximately 40 territories. More than 350 miscellaneous betting and gaming-related trademarks have been added to our trademark portfolio (primarily registered or applied for in the U.S.) through the acquisition of the DGC group of companies (included in the above total). As of March 13, 2023, we owned approximately 9,385 active domain names.

It has not always been possible, and may not be, or commercially desirable to obtain registered protection for our products, software, databases or other technology. In such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual arrangements to prevent unauthorized use by third parties. We use open-source software in our services and periodically review our use of open-source software to attempt to avoid subjecting our services and product offerings to conditions it does not intend.
While a portion of the intellectual property that we use is created by us, including our sportsbook offering in certain African countries, we have also obtained rights to use intellectual property of third parties through licenses and service agreements with those third parties. Although we believe that these licenses are sufficient for the operation of the business, these licenses typically limit our use of the third parties’ intellectual property to specific uses and for specific time-periods.
We control access to and use of our data, database, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control and monitor access to our data, database, software, documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our partners.
See the risk factors related to our intellectual property included in “Risk Factors — Risks Related to Our Business” for a more comprehensive description of risks related to our intellectual property.

Government Regulation
We are subject to various laws and regulations that affect our ability to operate in the sports betting and online casino industries, which are subject to extensive and evolving local laws and regulations that may change based on political, social and cultural norms.
The gaming industry is, generally, highly regulated, and, in jurisdictions where required in order to maintain licenses, we pay gaming taxes and other fees in order to continue our licensed operations. The licensing requirements generally concern the responsibility, financial stability, integrity and character of the applicant and relevant individuals and group affiliates, along with the integrity and security of the casino and sports betting product offerings. Violations of any laws or regulations in one jurisdiction could result in disciplinary action or other consequences in other jurisdictions.
While we believe that we are in compliance, in all material respects, with all applicable sports betting and casino laws, licenses and regulatory requirements, we are aware that other interpretations of such requirements exist and cannot ensure that our activities or the activities of our affiliates will not become the subject of any regulatory or law enforcement, investigative or other governmental action or proceeding or that any such proceeding or action would not have a material adverse impact on us or our business, financial condition or operations.

In order to operate in certain jurisdictions (including U.S. states), we must obtain the appropriate licensure as required under local legislation. Generally, each relevant subsidiary and at times certain directors, officers, employees and material shareholders (typically those holding 5% or more of equity — but not limited to that threshold of holdings nor limited to solely holding equity), would be required to qualify as suitable for a license to be awarded. Suitability is highly discretionary, but is generally considered by gaming authorities by weighing (i) financial stability, integrity and responsibility; (ii) quality and security of the gaming platform, hardware and software; (iii) general history and background; and (iv) social responsibility. Most gambling authorities have the authority to weigh additional factors and require any documentation or information they deem necessary. The failure of our officers, directors and holders of our ordinary shares to submit to background checks and provide any requested disclosure could result in the imposition of penalties and could jeopardize the award of a contract to us or provide grounds for termination of an existing contract. Generally, any person or entity who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person or entity is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or significant shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, we may deem it necessary, or be required, to sever our relationship with such person or entity.
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
We currently benefit from licenses for our online sports betting and online casino products in various jurisdictions in Europe, Africa and the Americas, including, but not limited to, Belgium, France, Great Britain, Portugal, Alderney, Spain, Germany, Malta, South Africa, Zambia and the Mohawk Territory of Kahnawake. In addition, Our subsidiary DGC USA has secured market access in up to an initial 13 regulated or expected-to-be regulated states in the United States.
Our sports betting and casino licensure and operations requires us to comply with legal and regulatory requirements to which we are subject and which are constantly evolving. These regulatory requirements include (among others):
•Responsible gaming requirements, including proactive intervention with customers concerning potentially problematic gaming habits and providing tools and help for customers and monitoring customer activity,
•Verifying that our customers are of the required legal age,
•Verifying the identity of our customers,
•Ensuring that funds used by our customers are legitimately derived,
•Implementing geolocation blocking where required, and
•Data protection and privacy legislation and regulation.
In certain jurisdictions we are required to maintain specific local licenses in order to operate, although at times there can be a relative lack of a local regulatory framework with which to comply and/or a lack of clarity around a specific legal position and/or interpretation of local legislation. The latter, at times, may include a legal position, or interpretation, based on EU or supranational law.
Whilst in certain jurisdictions we are required to maintain specific local licenses in order to operate, there is, at times, a relative lack of a local regulatory framework with which to comply and/or a lack of clarity around a specific legal position and/or interpretation of local legislation. The latter, at times, may include a legal position, or interpretation, based on EU, or supranational law.
As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU , supranational, or other, law, there is a risk that our advised interpretation would be contested by a government agency, or regulator, and our legal position ultimately rejected, which may result in administrative, civil or criminal penalties.

Data Privacy Regulations and PCI DSS
Laws, regulations, rules and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal data and impose significant compliance obligations. The nature of these obligations often varies significantly by jurisdiction.
For example, in the EEA, the processing of personal data is principally governed by the provisions of the General Data Protection Regulation (“GDPR”). Furthermore, notwithstanding the United Kingdom’s withdrawal from the European Union, by operation of the so-called ‘UK GDPR’ (i.e., the GDPR as it continues to form part of the law of the United Kingdom by virtue of section 3 of the EU (Withdrawal) Act 2018 and as subsequently amended) (“UK GDPR”) the GDPR continues to apply in substantially equivalent form to processing operations carried out in the context of an establishment in the United Kingdom and any processing relating to the offering of goods or services to individuals in the United Kingdom and/or monitoring of their behavior in the United Kingdom. Therefore, reference to the GDPR herein, also refers to the UK GDPR in the context of the United Kingdom, unless the context requires otherwise. The GDPR applies to any processing operations carried out in the context of an establishment in the EEA as well as any processing operations relating to the offering of goods or services to individuals in the EEA and/or the monitoring of their behavior in the EEA. The GDPR imposes many onerous obligations, including stringent requirements relating to the consent of data subjects in certain circumstances, expanded disclosures about how personal data is used, requirements to respect enhanced data subject rights in certain circumstances, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA or United Kingdom to countries that have not been judged to ensure an adequate level of protection for personal data, like the U.S. Such transfers of personal data require the use of a valid “transfer mechanism” and, in many cases, the implementation of supplementary technical, organizational and/or contractual measures. In addition, the GDPR provides that EEA member states may introduce specific requirements related to the processing of “special categories of personal data” as well as personal data related to criminal offenses or convictions. In the United Kingdom, the UK Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such personal data across the EEA and/or United Kingdom.
In the United States, the Federal Trade Commission and the Department of Commerce continue to call for greater regulation of the collection of personal data, as well as restrictions for certain targeted advertising practices. Numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the collection, use and processing of state residents’ personal data. For example, the CCPA took effect in California on January 1, 2020 and established a new privacy framework for covered businesses requiring businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The California Privacy Rights and Enforcement Act of 2020 expands the CCPA including by imposing additional data privacy compliance requirements and establishing a regulatory agency dedicated to implementing and enforcing those requirements. In addition, privacy- and security-related laws have been passed in other jurisdictions including New York, Virginia, Colorado, Connecticut, and Utah. These and obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflicting from jurisdiction to jurisdiction. Certain of these laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws.
Given the breadth and depth of changes in relevant data protection obligations and regulatory frameworks, achieving and maintaining compliance with applicable data protection laws and regulations will require significant time, resources and expense, and we may be required to put in place new or additional mechanisms to ensure compliance with current, evolving and new data protection requirements. Actual or perceived failure to comply with relevant data protection obligations and regulatory frameworks could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners, result in an inability to process personal data or to operate in certain jurisdictions, limit our ability to develop or commercialize current or prospective offerings or services, or require us to revise or restructure our operations.
Equally, there are a number of new or planned cybersecurity related regulations that will impact upon our data privacy controls and processes, including, but not limited to, the Executive Order on Improving the Nation's Cybersecurity in 2021 in the U.S., the EU Cybersecurity Act (2019) and the UK's Data Reform Act. We will continue to monitor developments in this area, to assess their impact on our business processes and technology platforms and to implement any changes required in order to meet any new requirements. This process may incur additional costs whereas failure to comply might result in loss of reputation or financial penalty from relevant regulatory authorities.

The Payment Card Industry Data Security Standard (“PCI DSS”) applies to the processing of cardholder data. PCI DSS consists of a set of policies and procedures intended to enhance the security of cardholder data during card transactions. PCI DSS was implemented by the five largest credit card brands — Visa, Mastercard, Discover, American Express, and JCB. Where there is actual or perceived non-compliance with PCI DSS, this may result in our inability to process payments, monetary penalties and reputational damage. As part of PCI DSS compliance we are required to undertake internal and external network vulnerability scans at least quarterly and after any significant change in the network and to carry out a formal risk assessment process at least annually and upon significant changes to the environment that identifies critical assets, threats, and vulnerabilities. Where such scans reveal any lack of compliance, we take appropriate steps to ensure compliance in accordance with the relevant and applicable policies and procedures.
See the “Risk Factors” section of this Report for a more comprehensive description of risks related to data privacy requirements and PCI DSS.

Human Capital Resources
Through our subsidiaries, we currently manage approximately 3,900 staff with employees and contractors located in 19 countries. Of our employees 97% are permanently employed and the remainder are contractors.
We operate a performance-oriented culture that emphasizes personal growth and effective delivery of objectives within the context of corporate strategy and goals. Performance management processes avoid explicit key performance indicators (which management believes to be too easily gamed and generally ineffective for technology-focused activities) and focus instead on desired values and behaviors (an approach which management believes is much harder to game and more effective at reinforcing our corporate culture and effectiveness). Examples of how this approach is applied in practice include the assessment of individual staff members with reference to their effectiveness, commitment and level of initiative.
We maintain a steady pipeline of home-grown, customer-focused management talent by exposing the majority of new hires to customer-facing roles that provide a comprehensive introduction to the workings of many of our systems and how they meet the needs of the customer. It is not uncommon for senior management roles to be occupied by staff who have graduated from this environment and who thereby benefit from a broad understanding of the major areas of the business and how the needs of the customer impact each area.
Where specific skills or expertise are unavailable internally we will hire externally and typically seeks to offer compensation packages that compare well with other employment opportunities, including non-gambling technology companies.
We expend considerable effort ensuring that all staff understand our vision and culture and that all staff are held accountable for upholding our values. Regular staff engagement together with ongoing training programs and values-based performance feedback mechanisms seek to ensure that high standards are maintained. In particular, quality of customer service, data security and responsible gaming principles are emphasized regularly and repeatedly.
Human resources professionals are embedded throughout the business, operating in partnership with all levels of management to identify and surface potential performance problems faster than would otherwise be the case. Human resources professionals are expected to understand the commercial and operational details of the business as if they were employed directly in those areas and are thereby expected to assist managers with both their personal growth and the effectiveness and strategic development of their teams.
We believe that the above-mentioned are some of the reasons why we benefit from low staff turnover, including over 300 employees who have been employed with one or more of our subsidiaries for more than 10 years and 37 employees who have been employed with one or more of our subsidiaries for more than 20 years.
None of our employees is represented by a labor union. We have not experienced any work stoppages, and generally consider our relations with employees to be good.

Facilities
Our primary facilities located in Guernsey, Malta, South Africa and the United Kingdom are used primarily for sports trading, management, technology, commercial/sales and marketing, finance, legal, and human resources teams. Worldwide we lease approximately 339,000 square feet of office space. On September 16, 2022, we entered into an agreement to lease alternate office space in London, United Kingdom, with approximately €70 million of commitments, which had not commenced as of December 31, 2022. The agreement has a lease term of 15 years beginning in April 2025, with planned leasehold improvements to be completed prior to the beginning of the lease period. We have not yet obtained access to the property and thus no material leasehold improvements have been completed.
We believe that our facilities are adequate to meet our needs for the immediate future and that we will be able to procure suitable additional space to accommodate any expansion of our operations as needed.

Legal Proceedings
In the ordinary course of business, we may be involved in various pending litigation relating to our operations. Save for the on-going customer litigation in Austria (see Item 3 Risk Factors, "Litigation and Regulatory Risk"), we are not currently involved in any material pending regulatory actions.
As regards pending litigation, we are currently involved in the following material legal proceedings.
Germany
On April 14, 2020, Bayton Limited initiated proceedings in the Administrative Court Darmstadt, Hessen against a prohibition order issued in February 2020 against its online sports betting operations in several German federal states (Baden-Wurttemberg, Bayern, Bremen, Mecklenburg-Western Pomerania, North-Rhine-Westphalia, Rhineland Palatinate, Saarland, Saxony, Saxony-Anhalt, Schleswig-Holstein, Thuringia and Hessen). The main claim proceedings are pending in the first instance, although Bayton Limited has applied to set the procedure dormant.
On May 27, 2020, Bayton Limited submitted an objection to the Berlin State Office for Residents’ and Regulatory Affairs regarding a prohibition order issued in April 2020 against its online sports betting operations in Berlin and Hamburg. No court proceedings have yet been initiated and the objection submitted to the Berlin State Office for Residents’ and Regulatory Affairs is pending.
On February 1, 2022, Betway Limited issued a claim against the State of Hesse in the Darmstadt Administrative Court, Germany seeking a declaration that it is not obliged to connect to the LUGAS central database. The claim has been issued on the basis that connection to the database would cause serious breaches of the relevant data protection law. This claim is pending.
On December 30, 2022, Betway Limited issued a claim against the State of Hesse in the Darmstadt Administrative Court, Germany, against several of the ancillary provisions of the sports betting license granted from December 23, 2022, in particular against the limitation of the license to 5 years instead of 7 years, the obligation that key personnel have to speak fluent German, the provision of real-time interface access to Betway's servers and certain advertising provisions. The claim is pending.
On January 20, 2023, a historical customer, Sascha Frick, filed a claim against Betway Limited in the District Court of Constance in Germany for legal aid to bring a claim for approximately €200,000, on the basis that gambling is illegal in Germany. On February 24, 2023 Betway Limited filed a response arguing against the granting of legal aid.
On February 27, 2023, a historical customer Markus Mathias Loukota, filed a claim against Betway Limited in the Traunstein Regional Court, Germany on the basis that gambling is illegal in Germany. The defence is due on April 25, 2023.
Czech Republic
On January 15, 2021, Bayton Limited initiated proceedings at the Czech Supreme Administrative Court against the fine issued against it by the Ministry of Finance of the Czech Republic for CZK 30 million, for allegedly offering products to Czech residents without a license, during a limited period in 2017. On October 21, 2019, Bayton Limited issued an administrative action at the Municipal Court Prague. On December 18, 2020, the Court dismissed the claim. The Supreme Administrative Court dismissed the appeal on April 8, 2022. On June 13, 2022, Bayton Limited filed an appeal with the Czech Constitutional Court, which is still pending.

See Note 24, “Commitments and Contingencies” to our consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible losses can be made.
In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown and which could adversely affect our business. See “Risk Factors — Litigation and Regulatory Risks — We are party to pending litigation and regulatory and tax audits in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.” In addition, from time to time, others may assert claims against us and we may assert claims and legal proceedings against other parties, including in the form of letters and other forms of communication.
The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

C.	Organizational Structure
The following diagram depicts our organizational structure.
SUPER GROUP (SGHC) LIMITED

Our subsidiaries are listed below:

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
Administradora Betway Mexico	Mexico	Dormant	100%
Akova Holdings Limited	Canada	Dormant	100%
AlphaMedia Limited	Malta	Dormant - licensed with the MGA	100%
Bayton (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Bayton Limited	Malta	Licensed with the MGA	100%
Baytree (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Baytree Interactive Limited	Guernsey	Licensed with the KGC	100%
Betbox Limited	Malta	Licensed with the MGA	100%
Betway Alderney Limited	Alderney	Dormant - licensed with the AGCC	100%
Betway Group Limited	Guernsey	Operational services	100%
Betway Group Limited Sucursal Argentina	Argentina	Licensed	100%
Betway KZ LLP	Kazakhstan	Dormant	100%
Betway Limited	Malta	Licensed with the MGA	100%
Betway Mexico S.A. DE C.V	Mexico	Licensed	100%
Betway Spain SA	Ceuta	Licensed	100%
BG Marketing Services Limited	United Kingdom	Operational back office services	100%
Buffalo Partners Limited	Gibraltar	Affiliate marketing services	100%
BW Services GmbH	Germany	Dormant	100%
BWAY Aus Pty Limited	Australia	Dormant	100%
Cadgroup Limited	Guernsey	Holding company	100%
Cadtree Limited	Alderney	Licensed with the AGCC	100%
Cadway Limited	Alderney	Licensed with the AGCC	100%
City Views Limited	Guernsey	Operational and owns IP	100%
Delman Holdings Limited	Canada	Dormant	100%
Delta Bay Proprietary Limited	Botswana	Licensed - in progress	100%
Diamond Bay Limited	Rwanda	Licensed	85%
Digi2Pay Investments (Pty) Ltd	South Africa	Holding company	100%
Digibay Limited	Nigeria	Licensed	85%
Digimedia (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Digimedia Limited	Malta	Licensed with the MGA	100%
DigiProc Consolidated Limited	Guernsey	Holding company	100%
Digiprocessing (IOM) Limited	Isle of Man	Back office services	100%
Digiprocessing (Mauritius) Limited	Mauritius	Back office services	100%
Digiprocessing (Pty) Ltd	South Africa	Back office service	100%
Digiprocessing Consolidated Limited	Guernsey	Holding company	100%
Digiprocessing Limited	Gibraltar	Processing services	100%
Digital Outsource International Limited	United Kingdom	Back office services	100%
Digital Outsource Services (Pty) Ltd	South Africa	Operational back office services	100%
Diversity Tech Investments (Pty) Ltd	South Africa	Holding company	100%
DOS Digital Outsource Services Unipessoal LDA	Portugal	Back office services	100%

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
Eastern Dawn Sports (Pty) Ltd	South Africa	Gaming Operator - not yet operational	100%
Emerald Bay Limited	Zambia	Licensed	99.9%
Fengari Holdings Limited	Guernsey	Holding company	100%
Funplay Limited	Malta	Media services	100%
Gazelle Management Holdings Limited	Guernsey	Holding company	100%
GM Gaming (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
GM Gaming Columbia S.A.S.	Columbia	Dormant	100%
GM Gaming Limited	Malta	Licensed with the MGA	100%
GM Gaming Limited France SAS	France	Licensed with the MGA	100%
GMBS Limited	Malta	Licensed with the MGA	100%
Golden Bay Limited	Malawi	Licensed	100%
Haber Investments Limited	Guernsey	Holding company	100%
Headsquare (Pty) Ltd	South Africa	Headquarter company	100%
Hennburn Holdings Limited	Canada	Dormant	100%
Huron Inc.	Canada	Processing services	100%
IPCO Tree Inc.	Canada	IP	100%
IPCO Way Inc.	Canada	IP	100%
JALC «Bel-Vladbruvals»	Belarus	Dormant	100%
Jogos Socios e Entretenimento S.A.	Mozambique	Licensed	88%
Jumpman Gaming Limited	Alderney	Licensed with the AGCC	70%
Jumpman Gaming Spain Plc	Malta	Dormant - licensed with the MGA	70%
Kavachi Holdings Limited	Guernsey	Holding company	100%
Marler Holdings Limited	Guernsey	Holding company	100%
Marzen Limited	United Kingdom	Holding company	100%
Media Bay Limited	Tanzania	Licensed	85%
Merryvale Limited	Guernsey	IP	100%
Osiris Trading (Pty) Ltd	South Africa	Back office services	100%
Partner Media Limited	Gibraltar	Marketing services	100%
Pindus Holdings Limited	Guernsey	Holding company	100%
Raging River Trading (Pty) Ltd	South Africa	Licensed (WCGB) / software development	100%
Raichu Investments (Pty) Ltd	South Africa	Holding company	100%
Red Interactive Limited	United Kingdom	Marketing agency	100%
Rosebay Limited	Cameroon	Licensed	100%
Seabrook Limited	Gibraltar	Dormant processing entity	100%
Selborne Limited	Gibraltar	Dormant processing entity	100%
Sevenvale Limited	Guernsey	Dormant	100%
SG Media Limited (formerly Pelion Holdings Limited)	Guernsey	Holding company	100%
SG Ventures Limited (formerly Lanester Investments Limited)	Guernsey	Operational	100%
SGHC Limited	Guernsey	Head office company	100%

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
SGHC SA (Pty) Ltd	South Africa	Head office company	100%
SGHC UK Limited	United Kingdom	Head office company	100%
SGHC USA Inc.	USA	Head office company	100%
Smart Business Solutions SA	Paraguay	Gaming Operator	100%
Spin Advisory Services (Pty) Ltd	Australia	Back office services	100%
Sports Betting Group Ghana Limited	Ghana	Licensed	99%
Sports Entertainment Acquistion Corporation Inc.	USA	Dormant	100%
Stanworth Development Limited	Guernsey	IP	100%
Sucursal EM Portugal	Portugal	Licensed	100%
Tailby Limited	Guernsey	IP	100%
The Rangers Limited	Uganda	Dormant	93%
The Six Gaming Ltd	Alderney	Gaming operator	70%
The Spike	Canada	Dormant	100%
Topcroyde Limited	Cypress	Dormant	100%
Verno Holdings Limited	Guernsey	Holding company	100%
Webhost Limited	Guernsey	Operational procurement company	100%
Win Technologies (UK) Limited	United Kingdom	Operational back office services	100%
Wingate Trade (Pty) Ltd	South Africa	Operational - licensed reseller	100%
WinTechnologies Spain Operations, Sociedad Limitada	Spain	Operational back office services	100%
Yakira Limited	Guernsey	Holding company	100%
Zuzka Limited	British Virgin Islands	Funding entity	100%

D.	Property, Plant and Equipment
Our principal executive office is located in Bordeaux Court, Les Echelons, St Peter Port, Guernsey, GY1 1AR. Our primary facilities located in Guernsey, Malta, South Africa and the United Kingdom are used primarily for sports trading, management, technology, commercial/sales and marketing, finance, legal, and human resources teams. Worldwide we lease approximately 339,000 square feet of office space. None of these individual leases are considered to be material.
We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space can be procured to accommodate any expansion of our operations as needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For purposes of this Item 5, “we,” “our,” “us”, "Super Group" and "SGHC" and the “Company” refer to Super Group (SGHC) Limited and its subsidiaries collectively. The Company conducts its business primarily through its operating subsidiary SGHC Limited.
The following discussion includes information that our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition.
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
The discussion should be read together with our historical annual consolidated financial statements, as of December 31, 2022 and as of December 31, 2021 and for each of the three years in the period ended December 31, 2022, and the related notes thereto, included elsewhere in this Report.
This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this Report.
Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview
We are a leading global online sports betting and gaming operator with a mission to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Our strategy for achieving this goal is built around three key pillars:
1.Expanding our global footprint into as many regulated markets as possible in order to engage with as many customers as we can possibly reach;
2.Increasing awareness of our brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and
3.Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.

Our predecessor holding company, SGHC Limited, was incorporated in July 2020. On October 7, 2020, it became the ultimate holding company for a group of companies through a subsequent restructure of entities with common ownership. Super Group (SGHC) Limited, the parent company of SGHC Limited, was incorporated on March 29, 2021. The first entity to form part of the restructure was Pindus Holdings Limited (“Pindus”) and its subsidiaries. Pindus was incorporated on May 16, 2018, and subsequently acquired Kavachi Holdings Limited, the latter being the legal entity that houses the business known as Betway.
Fengari Holdings Limited (“Fengari”) was incorporated on July 26, 2019. On July 31, 2019, Fengari acquired City Views Limited (parent of the trading companies within that group) for a cash consideration, from which point Fengari was incorporated under SGHC. On October 7, 2020, Fengari became a subsidiary of Super Group as part of the reorganization.
SG Media Limited (formerly Pelion Holdings Limited) ("SG Media") was incorporated as a holding company on April 1, 2020, and on May 4, 2020, SG Media acquired SG Ventures Limited (formerly Lanester Investments Limited). SG Media was consequently incorporated under SGHC Limited on October 7, 2020. Fengari and SG Media and their subsidiaries are also collectively referred to as Spin.
On September 30, 2020, Pindus purchased 100% of the issued share capital of Yakira Limited (“Yakira”) and Gazelle Management Holdings Limited (“Gazelle”). Yakira and Gazelle and their subsidiaries are entities to which the Betway brand has been licensed for trading in a number of jurisdictions.
Following the conclusion of the reorganization and transactions stated above, our business now includes Pindus, Yakira, Gazelle and Raging River Trading Proprietary Limited (“Raging River”) (collectively analogous with / known as Betway) and Fengari and SG Media (collectively analogous with / known as Spin).
On January 27, 2022, we entered into a Business Combination Agreement with Sports Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), SGHC Merger Sub, Inc., and Sports Entertainment Acquisition Holdings LLC (the “Business Combination”). This is discussed further in note 17 to our Consolidated Financial Statements included elsewhere in this Annual Report.
As of the date of this Report, our subsidiaries are licensed in 24 jurisdictions (not including DGC USA’s market access deals in the United States) and collectively we manage approximately 3,900 employees. During 2022, on average, over 2.8 million customers per month have yielded $2.6 billion in wagers per month. During 2022, total wagers amounted to $30.8 billion Our business generated $1.3 billion in net gaming revenue for the year ended December 31, 2022 in different geographic regions, including the Americas, Europe, Africa and Middle East and the rest of world, such regions accounting for approximately 45%, 12%, 21% and 22%, respectively, of our total revenue in 2022.

What We Do
Our global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:
•Betway, a single-brand premier online sports betting offering, and
•Spin, a multi-brand online casino offering.
Betway is our single-brand online sports betting offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. The brand is sports-led but also offers casino games. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams and leagues worldwide. Betway has more than 60 such arrangements and is actively negotiating for further expansion.
Spin is our multi-brand online casino offering. Spin’s diverse portfolio of more than 16 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin is casino-led but some of its brands also offer sports betting products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which we believe an expansive brand portfolio will be a significant asset.

As part of our efforts to further expand our global footprint, in January 2023, we acquired Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”), which holds the exclusive license to use the Betway brand in the United States. DGC USA has already secured market access to an initial 13 regulated or expected-to-be regulated states in the United States and its acquisition should enable us to penetrate and leverage our capabilities in these new markets. The Betway brand, operated by DGC USA, is live in Arizona, New Jersey, Pennsylvania, Indiana, Iowa, Colorado, Ohio, and Virginia. We expect the Betway brand to go live in Louisiana during the second quarter of 2023 pending regulatory approval. For the remaining four states, Kansas, Massachusetts, Mississippi and Missouri, as a result of a combination of timing around the introduction of regulations and/or receipt of required licenses and approvals, there is currently no specific timeline for go-live. An agreement is also in place for the provision of an additional casino brand in Pennsylvania.
Following Betway’s global expansion, we have in certain circumstances, licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.
Business Combination and Reorganization
On April 23, 2021, we entered into a Business Combination Agreement (the “Business Combination Agreement”) with Sports Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), SGHC Merger Sub, Inc., and Sports Entertainment Acquisition Holdings LLC (the “Business Combination”). Pursuant to the Business Combination Agreement, subject to the terms and conditions therein, prior to the closing of the Business Combination (the “Closing”), SGHC Limited underwent a pre-closing reorganization (the “Reorganization”) wherein all existing shares of SGHC Limited were exchanged for newly issued ordinary shares of Super Group (SGHC) Limited. SGHC Limited was deemed the accounting predecessor and Super Group (SGHC) Limited has become the successor registrant with the SEC, meaning that SGHC Limited’s financial statements for periods preceding the Business Combination are now disclosed in our periodic reports filed with the SEC following the consummation of the Business Combination on January 27, 2022.
Warrant Exchange and Consent Solicitation
Pursuant to the Business Combination Agreement, a total of 22,499,986 public and 11,000,000 private warrants were issued by Super Group as part of consideration. Each warrant entitled the holder to purchase one Super Group ordinary share at a price of $11.50 per share, subject to certain adjustments. Furthermore, Pre‐Closing Holders were granted a contingent right to receive up to 50,969,088 earnout shares subject to attainment of certain stock price hurdles over a five‐year period from the Closing Date.
On December 14, 2022, we closed an exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to our outstanding (i) public warrants to purchase ordinary shares, no par value, and (ii) private placement warrants to purchase ordinary shares (the “private placement warrants” and, together with the public warrants, the “warrants”). The Consent Solicitation solicited consents from holders of the warrants to amend the warrant agreement that governed the warrants (such amendment, the “Warrant Amendment”). We issued 5,595,748 ordinary shares in exchange for the public warrants tendered in the Offer. We also exercised our rights, in accordance with the terms of the Warrant Amendment, to (i) to exchange all remaining untendered public warrants for ordinary shares at a ratio of 0.225 ordinary shares per public warrant and (ii) to cancel any remaining private placement warrants for no consideration, following which no public or private warrants remained outstanding (such exchange and cancellation together, the “Post-Offer Exchange”). The last day of trading for the warrants was December 23, 2022.
Following completion of the Offer and Consent Solicitation on December 14, 2022, there were approximately 495,529,610 ordinary shares outstanding (an increase of approximately 1.09% from prior to the tendered exchange of warrants) and following completion of the Post-Offer Exchange there were approximately 495,793,217 ordinary shares outstanding (an increase of approximately 1.14% from prior to the exchange (tendered or untendered) of the warrants).
Under the terms of the Business Combination Agreement, certain shareholders of Super Group (SGHC) Limited (the “Pre-Closing Holders,” as defined in the Business Combination Agreement) had contingent rights to receive up to 50,969,088 ordinary shares (the “Earnout Shares”), subject to our attainment of certain share prices over a five-year period from the closing date of the Business Combination. Conditional upon the completion of the Offer and Consent Solicitation, the Pre-Closing Holders waived their respective rights to receive any Earnout Shares arising from the earnout obligation under the Business Combination Agreement. Upon the completion of the Offer and Consent Solicitation, no further ordinary shares are issuable under the Business Combination Agreement.

Impact of COVID-19
Actions taken around the world to help mitigate the spread of COVID-19 included restrictions on travel, cancellation of sporting events, quarantines in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate its spread have had an adverse impact on the economies and financial markets of many countries, including the geographical areas in which we operate. These actions have also had a significant impact on our business, our suppliers and our customers. The direct impact on our business, beyond disruptions in normal business operations, was driven by the suspension, postponement and cancellation of major sports seasons and events. While sporting events have since resumed, there can be no assurance that these seasons and events will not be further impacted again due to a resurgence of COVID-19 cases. The ultimate impact of COVID-19 on our financial performance will depend on the extent of any further disruptions exist. Conversely, lockdowns, stay-at-home or shelter-in-place orders for the general populace in many jurisdictions accelerated the shift to online commerce, which management believes has benefited our business in some areas. The extent to which the removal of such restrictions will have lasting effects on our business is not yet known and may take some time to become clear, particularly if subsequent waves of the pandemic lead to the reinstatement of similar restrictions in the future.
Based on current trends, we do not expect there to be a long-term negative financial impact from the COVID-19 pandemic. After an initial sharply negative impact (in online sports betting in particular, where the wholesale cancellation of sporting events led to a significant reduction of wagering during the first half of 2020), our business recovered and has reverted to levels of growth not significantly different from that which management was expecting prior to the onset of the pandemic. Other than in jurisdictions where COVID-19-related restrictions were imposed on online gaming (such as the UK), our online casino business was not negatively impacted. However, the inherent unpredictability of the pandemic and how governments will respond to it mean that management cannot be certain as to whether or not these trends will persist and hence what the long-term effects of the pandemic will be. See the section titled “Risk Factors — Risks Related to Our Business — If there is another outbreak of COVID-19 or a similar pandemic, it could lead to future reductions in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations or a decrease in consumer spending. While restrictions that led to increased activity in online casino gaming during the COVID-19 pandemic have since been loosened or removed, we cannot be certain of a full return to pre-pandemic levels in online gaming activities.”

Comparability of Financial Information
Owing to the effects of the Reorganization and previous restructures, our results of operations and financial position may not be comparable to historical results. Furthermore, our historical financial statements presented in this Report include the impacts of business acquisitions.
Fengari was deemed to have been acquired on July 26, 2019. Fengari acquired City Views on July 31, 2019. SG Media was deemed to have been acquired on April 1, 2020. SG Media acquired SG Ventures (formally Lanester) on May 4, 2020. Yakira and Gazelle were both acquired by Pindus on September 30, 2020. SGHC Limited was formed on July 6, 2020.
During 2021, SGHC Limited acquired additional businesses, which include mostly back-office and marketing services companies including Webhost Limited (“Webhost”), Partner Media Limited (“Partner Media”), and Buffalo Partners Limited (“Buffalo Partners”) were acquired on April 9, 2021, DigiProc Consolidated Limited (“DigiProc”) was acquired on April 14, 2021, Raichu Investments Proprietary Limited (“Raichu”) was acquired on April 19, 2021.
Raging River was deemed to have been acquired by SGHC SA Proprietary Limited on January 11, 2021.
On September 2, 2021, we purchased 100% of the outstanding shares of Smart Business Solutions S.A., a company in the process of applying for a gaming license.
On October 14, 2021 we purchased 100% of the outstanding shares of 11908120 Canada Inc. (doing business as TheSpike.gg), a company that provides marketing services.
On December 1, 2021, we purchased 100% of the outstanding shares in Haber Investments Limited (‘Haber’), a company that provides back-office services which supports the operating entities within the Group and Red Interactive Limited (‘Red Interactive’), a company providing marketing services. The acquisitions were accounted for as business combinations under IFRS 3.
On September 1, 2022, we purchased 100% of the outstanding shares in Verno Holdings Limited, the holding company which holds 70% of Jumpman Gaming Limited.

In January, 2023, we completed the acquisition of Digital Gaming Corporation Limited (“DGC”), an online sports betting and iGaming company with market access in up to thirteen U.S. states, eight of which are live today.
Accordingly, when considering the financial information that follows, the reader should bear in mind, particularly when comparing our performance in the year ended December 31, 2021 with the performance in the year ended December 31, 2020, that some of the acquired entities and their subsidiaries are included only for varying parts of the year ended December 31, 2020 but for the full year ended December 31, 2021, notwithstanding that all entities were acquired as going concerns housing underlying businesses that had all been trading for several years prior to acquisition. The reader should also consider that during the year ending December 31, 2021, SGHC Limited made several other acquisitions primarily for the provision of back office and marketing services, and as such the revenues generated within these entities are eliminated on consolidation, with the exception of Raging River gaming operations. See “— Key Components of Revenue and Expenses” later in this section.
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
Acquisition of SG Media Limited (formerly Pelion Holdings Limited)
On October 7, 2020, SGHC Limited entered into an agreement with the shareholders of SG Media, pursuant to which it acquired the entire issued share capital of SG Media in consideration for the issue to the shareholders of SG Media of an aggregate of 13,638,493 ordinary shares. The purpose of this transaction was to consolidate SG Media and its subsidiaries into SGHC Limited while retaining the ultimate beneficial ownership position of SG Media.
SG Media was incorporated as a holding company on April 1, 2020, and shortly thereafter, on May 4, 2020, acquired SG Ventures. At the time of incorporation of SG Media on April 1, 2020, the ownership structure and holdings percentages of SG Media were identical to those which were acquired by SGHC Limited on October 7, 2020. We believe that the combination including SG Media should be deemed to have occurred on April 1, 2020, with acquisition by the Company of SG Ventures on May 4, 2020 accounted for as a business combination on that date.
Acquisition of Raging River
On January 11, 2021, Pindus, a subsidiary of SGHC Limited, entered into an option agreement with the shareholders of Raging River, pursuant to which it acquired the entire issued share capital of Raging River for a cash consideration. The option period was for the period commencing on the date of the Agreement (January 11, 2021) and ending on December 31, 2025. Pindus exercised the option on April 8, 2021. Pindus nominated SGHC SA under option to purchase 100% of share capital in Raging River. On January 11, 2021, pursuant to the share transfer SGHC SA gained control of Raging River.
Acquisition of Verno
On September 1, 2022, SGHC Limited purchased 100% of the outstanding shares in Verno Holdings Limited, the holding company which holds 70% of Jumpman Gaming Limited.

Acquisition of DGC
In January, 2023, SGHC Limited acquired the entire issued share capital of DGC and its subsidiaries for cash consideration.
In April 2021, SGHC Limited has entered into an option agreement for a third party, Mahi Gaming LLC to purchase the business to business assets of DGC subject to all required gaming approvals in the U.S. first being obtained in respect of the asset transfer. It is not currently anticipated that the required regulatory gaming approvals will be obtained earlier than the end of 2023.
Other acquisitions
On April 9, 2021, SGHC Limited entered into an agreement to acquire Webhost, a company providing procurement services to us; City Views, a subsidiary of SGHC Limited, also entered into agreements to acquire Partner Media and Buffalo Partners, both companies providing marketing services to us. On April 14, 2021 and April 19, 2021 SGHC Limited entered into agreements to acquire DigiProc and Raichu respectively, with both entities providing back-office administrative services to us. On December 1, 2021, SGHC Limited entered into an agreement to acquire both Haber Investments Limited for the provision of back-office services and Red Interactive Limited for the provision of marketing services to us. These agreements were for cash considerations.
Key Factors Affecting Operating Results
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors — Risks Related to Our Business.” Our financial position and results of operations depend to a significant extent on the following factors:
Ability to Acquire, Retain and Monetize Customers
Our ability to effectively market our offerings is critical to operational success. We undertake a variety of marketing initiatives, including traditional marketing channels (such as television, print and radio), digital marketing (such as online display advertising, search engine marketing, social media and “affiliates” marketing, the latter being an industry term describing independent third-party marketing agencies that are not affiliated with us) and retention marketing (including via email, text messages and social media). Traditional marketing channels are by their nature difficult to measure. Digital marketing is typically more measurable but somewhat more complex to undertake. Retention marketing is subject to customer consent, which is not always granted or may be revoked. In all cases it is therefore difficult to extrapolate our past performance into the future and/or into new markets where we have not previously marketed our products and offerings.
In all of our marketing channels, we make widespread use of incentives, also called bonuses or comps, which are accounted for as a deduction in the calculation of revenues. We attempt to evaluate our customers individually and in real-time using a wide range of data points and with reference to proprietary models of customer behavior and profitability. Customer behavior and competitive forces are constantly evolving, and it is therefore difficult to extrapolate our past performance into the future and/or into new markets where we have not previously marketed our products and offerings.
Our ability to execute on our marketing plans are subject to regulatory constraints in each market, and it is not unusual for marketing-related regulations to change from time to time. We therefore cannot be certain that historic marketing channels will be available to us in the future and/or whether we will be allowed to utilize the same incentivization mechanisms in the future.
While we are continuing to assess the efficiency of our marketing activities, our knowledge obtained over our operating history and the relative novelty of the online casino and sports wagering industries in certain markets or geographic regions make it difficult for us to predict when we will achieve our longer-term profitability objectives.
Industry Trends and Competitive Landscape
We operate within the global entertainment, betting and gaming industries, which comprise diverse products and offerings that compete for consumers’ time and disposable income. As we prepare to enter new jurisdictions, we expect to face significant competition from other established industry players, some of which may have access to more resources and/or may have more experience in online casino and sports wagering in these jurisdictions. In existing jurisdictions, we also expect to face significant competition from existing competitors and new entrants, while in both new and existing jurisdictions ancillary product categories such as daily fantasy sports, casual games and financial services (where products are evolving over time to include “gamification” features that often closely resemble gambling) will also increase competitive pressure.

Legalization, Regulation and Taxation
Our growth depends on expanding our activities in existing markets, as well as on successfully entering new markets and new geographies around the world. Management believes that incremental legalization and regulation of online casino and sports wagering, derived from governments’ desire to protect consumers and increase tax revenues, will create global opportunities for us to expand into newly regulated markets worldwide. For example, in the United States online sports wagering’s prospects were made possible after the United States Supreme Court struck down PASPA in May 2018 as unconstitutional, which had the effect of lifting federal restrictions on sports betting and thereby allowing states to determine the legality of such commercial activities. As another example, the Canadian Parliament recently passed legislation allowing provinces to regulate single-game wagering within each province. Our strategy is to monitor closely changes in regulations that enable expansion of existing markets or entry into new markets and seize such opportunities in a financially prudent manner. The rate at which existing and new jurisdictions undergo regulatory changes, and online casinos and sports wagering markets expand (in the case of existing markets) or become legal (in the case of new markets), will impact the prospects and pace of our growth as we continue to expand our global footprint.
The process of securing the necessary licenses or partnerships to operate in a new jurisdiction may take longer than we anticipate. In addition, legislative or regulatory changes or restrictions and gaming taxes may make it less attractive or more difficult for us to do business in a particular jurisdiction and may impact our profitability in both positive and negative ways that make the overall net effect hard to predict. In the past, when countries have introduced regulatory frameworks, our financial results have been impacted by, among other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases, the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Further, certain jurisdictions require us to have a relationship with a land-based casino for online sports and casino wagering access, which tends to increase our costs of revenue. Countries and/or states that have established state-run monopolies may limit opportunities for private operators.
Some countries and states impose taxes on online casino and sports wagering, which may vary substantially among jurisdictions. Subsequent to our acquisition of DGC, in the United States, we are subject to a federal excise tax of 0.25% on the amount of each sports wager placed. Some jurisdictions impose constraints on the amounts of money that customers are allowed to deposit and/or lose (“loss limits”), sometimes in absolute terms without reference to the means of individual customers. Some jurisdictions impose constraints on the nature and extent of the marketing that may be undertaken in relation to our products. Management believes that the jurisdictions that will create the most compelling levels of profitability are jurisdictions with both online casino and sports wagering at favorable tax rates, with customer loss limits at levels that relate responsibly to what customers can afford to gamble with, and with marketing regulations that enable us to engage meaningfully with customers. Conversely, management expects that a minority of jurisdictions will set tax rates at unprofitable levels, set customer loss limits at arbitrarily low levels and/or impose onerous constraints on marketing, in which case we might not be able to profitably trade in those jurisdictions.
Managing Wagering Risk
The online casino gaming and online sports wagering businesses are characterized by an element of chance. Accordingly, we employ theoretical win rates and probability distributions to estimate what a certain type of online casino wager or online sports wager, on average, will win or lose in the long run. Revenue is impacted by variations in the hold percentage (the ratio of Net Revenue over Accepted Purchases) with respect to the online casino and online sports wagering that we offer to our customers. We use the hold percentage as an indicator of an online casino game’s or online sports wager’s performance against its expected outcome. Although each online casino wager or online sports wager generally performs within a defined statistical range of outcomes in the long run, actual outcomes may vary for any given period, particularly in the short term.
In the short term, for online casino wagering and online sports wagering, the element of chance may affect win rates (hold percentages); these win rates, particularly for online sports wagering, may also be affected in the short term by factors that are largely beyond our control, such as unanticipated event outcomes, a customer’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of customers, the volume of wagers placed and the amount of time spent gambling. Factors that are nominally within our control, such as the level of incentives or bonuses or comps given to customers, might not, for various reasons both within and beyond our control, be well-controlled and hence in turn might impact win rates. For online casino games, it is possible that a random number generator outcome or game will malfunction or is otherwise misprogrammed to pay out wins in excess of the game’s mathematical design and award errant prizes. For online sports wagering, it is possible that our platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are highly favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers and risk managers are capable of human error, so even if our wagering products are subject to a capped payout, significant volatility can occur. Similarly, inadvertently over-incentivizing customers can convert a sports wager or casino game that would otherwise have been expected to be profitable for us into one with a positive expectation for the player.
A further factor, particularly of relevance to some areas of our sports betting business, concerns the volatility inherent in certain types of wagers, particularly parlay or accumulator wagers, which are single wagers that link together two or more individual wagers and are dependent on all of those wagers winning together. It is not unusual for a large number of customers to back similar outcomes, and if a high proportion of those outcomes transpire then it is possible that in aggregate these customers will win large sums of money. This is an expected and normal feature of the business that we have in the past experienced and expect to do so again in the future.
As a result of the variability in these factors, the actual win rates on our online casino games and online sports wagers may differ from the theoretical win rates it has estimated and could result in the winnings of its online casino games or sports betting customers exceeding those anticipated. The variability of win rates (hold percentages) also has the potential to adversely affect our business, financial condition, results of operations, prospects and cash flows. See “Risk Factors — Risks Related to Our Business — Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us.”
Technology and Products
Management believes that pragmatic and commercial product selection for purposes of speed-to-market and product-market fit is a key driver of the success of the business. We therefore evaluate each new market independently in order to determine whether the interests of the business would be best served by deploying our proprietary sports betting product or the original flagship bespoke-developed product or alternate third-party product. Such decisions are also influenced by numerous other factors, such as regulatory constraints and the amount of product customization required to meet such constraints, and the maturity of the market under consideration. Similar considerations are applied in the decision as to which casino games of the available products would be best suited for any particular new market.
Management believes that some of our growth has been achieved due to this approach but cannot be certain that this will be replicated in future. While we have derived significant experience from the diverse requirements of the 24 jurisdictions in which we already hold licenses, there can be no certainty that such experience will be of any assistance in further new markets, or that we will be able to achieve suitable product-market fit in future new markets, either by way of customizing existing product or sourcing additional new products.
Regardless of the product or products selected, we will always seek to overlay our proprietary technology with the intention of achieving competitive advantage. This is particularly true in the area of data and analytics, where our goal is to be able to evaluate all of our customers in granular detail in real-time so that we can in turn interact, intervene, incentivize and encourage (or discourage, as the case may be) behaviors that are both responsible for the customer and profitable for us.
Management believes that a meaningful part of our growth can be attributed to competitive advantage achieved in this way, but by the nature of such things cannot quantify this belief in any meaningful way and therefore cannot be certain that any such competitive advantage (if it exists) will persist into the future or be replicable in new markets or that competitors will not develop competing technologies (to the extent that they haven’t already done so) in order to substantially erode any such advantage that we might currently enjoy.
Seasonality
Our sport-focused Betway offerings trade in many major markets in both hemispheres and hence benefit from the year-round sporting calendar. Different sporting leagues and events are relatively more or less important in different markets and hence the business benefits from a natural degree of diversification. Sporting events of all sorts take place every day around the world in multiple time zones and, particularly with the advent of virtual sports and eSports, events are available for wagering 24/7/365.
Sports betting is however subject to seasonal fluctuations that may impact revenues and cash flows. Most major sporting leagues and events do not operate year-round and as a result our operations will be impacted by variations in the sporting calendar over the course of a year. In particular, certain sports leagues operate formats (playoffs, championships, cup finals, etc.) that naturally result in increased customer interest as the end of the season approaches for those sports. Similarly, certain sporting events only operate at specific times of the year (major horse races, major tennis tournaments, etc.) and certain other events only operate on a multi-year cycle (Olympics, FIFA World Cup, etc.).
These phenomena will naturally lead to increased revenues at such times of the year or in major international tournament years, and conversely will result in reduced revenues during off-season periods or in non-tournament years.

For example, Betway’s revenues are often impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, major American sports leagues, marquee horse racing events, major professional tennis tournaments and the FIFA World Cup. We naturally seek to adapt marketing efforts accordingly, taking advantage of additional opportunities for profitable growth whenever they present while mitigating potentially negative effects on profits by adjusting marketing appropriately in off-season periods.
In contrast, Spin's portfolio of casino brands is largely unaffected by seasonality in aggregate as online casino gaming is largely an individual activity unaffected by external calendars. Management believes that there is however some evidence that seasonality effects may occur at the time of certain major national holidays and/or vacation periods and as a result our revenues and cashflow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities.

Key Components of Revenue and Expenses
Monthly Active Customers
We use monthly active customers (“MAC”) as an important measure of our customer base. We define MAC as the number of registered customer accounts that wager at our online casino games and/or sports betting offerings at least once during a particular month. This metric is calculated using internal company data and is not validated, audited or reviewed by an independent party. The size and growth of our monthly active customers directly affects our revenue generated from our online casino games and sports betting offerings, as well as our operating expenses associated with the infrastructure and customer support that is necessary to service customers.
The following tables have been prepared on a pro forma consolidated comparable full-year basis, which is to say that they have been prepared as if all of the entities acquired during the course of 2020, 2021 and 2022 had instead been owned by us from January 1, 2020 and show average MAC over those years and associated year-on-year growth rates. MAC numbers were significantly negatively impacted in the first half of 2020 by the COVID-19 pandemic, particularly due to the cancellation of sporting events and resulting sharp reduction in sports betting activity between March 2020 and June 2020. Accordingly, the year-on-year growth rate shown below for 2021 as compared to 2020 is likely to be somewhat higher than that which would have been the case in the absence of the COVID-19 pandemic.

Average MAC for 12-month periods ending
	Value millions	Growth millions	%
December 2020	2.11	0.81	62%
December 2021	2.74	0.62	29%
December 2022	2.84	0.10	4%
We intend to pursue MAC growth in current and potential markets but also, particularly in regions such as the United States, where we aim to focus our efforts on expanding our global footprint.
Revenue
We generate revenue through income earned from online gaming activities, comprising online casino games and sports betting, plus fees from brand licensing agreements. Net Gaming Revenue (“NGR”) is Gross Gaming Revenue (inclusive of both online casino and sports betting) minus bonuses and comps and incentives, minus payments to casino game suppliers in order to fund progressive jackpot network games, and minus value-added tax (“VAT”) and goods and services tax (“GST”) in countries where these taxes are applicable. Our revenue is therefore calculated as revenue from casino games and sports betting plus fees from brand licensing agreements minus utilized customer incentives adjustments minus VAT minus GST.
NGR is a component of revenue comprised of online casino and sportsbook net gaming revenue. NGR is an internal measure we use as an indicator of our overall performance and for comparison against peers which disclose similar numbers on a regular basis. The value and growth of NGR directly affects our revenue generated from our online casino games and sports betting offerings. A number of other operating expenses are correlated with NGR, including fraud, payment processing, “affiliates” marketing and the provision of casino and sports betting products. The same is true to a lesser extent of operating expenses associated with the infrastructure and customer support that is necessary to service customers.

Revenues generated from online casino games and sports betting are recognized at fair value, representing the amount staked by the customer adjusted for any customer incentives. They are subsequently remeasured when the transaction price is known and the amount payable is confirmed, at which point the movement is recorded as a gain or loss in our consolidated financial statements. Such gains and losses arise from similar transactions and are therefore offset within revenue. Subsequent changes in these fair values are recorded in our consolidated financial statements, provided that it is probable that economic benefits will flow to us and the revenue can be reliably measured.
We recognize net gaming revenue transactions at the point at which they are settled. Any open positions at year end are fair valued with the resulting gain or loss recorded in our consolidated financial statements. Customer liabilities related to these timing differences are accounted for as derivative financial instruments.
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
We have three operating segments, Betway, Spin and Jumpman; and two reportable segments, Betway and Spin (Jumpman aggregated with Spin). The characteristic of these operating segments is that both engage in business activities from which it may recognize revenues and incur expenses and these segments can be disaggregated by various characteristics but mostly by brand.
Our sports betting revenue is mostly generated by Betway, which also generates some revenue from online casino. Online casino revenue is mainly generated by Spin (which consists of more than 16 separate brands collectively referred to as Spin), which also generates a small amount of revenue from sports betting. Revenue and costs are reasonably allocated between Betway and Spin based on how management views these groups for performance management and decision-making purposes.
Direct and Marketing Expenses
Marketing expenses are broken out into the following marketing channels: acquisition and retention marketing, search optimization and digital, “affiliates” marketing, and brand marketing or sponsorships. This item also includes compensation, commissions and benefits, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party marketing consulting fees.
Direct expenses consist primarily of costs relating to fraud, merchant and processing costs relating to customer deposits and withdrawals. The direct expenses category also includes costs relating to royalties paid to content and product providers, taxes paid on gaming and sports betting activities in jurisdictions with a gaming tax regime, other operational irrecoverable value added taxes and withholding taxes. Additionally, personnel costs, including executive salaries, bonuses and benefits, rental, rates and levies and certain office-related and travel expenses as well as realized and unrealized exchange rate movements are included under this this category.
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
Depreciation and Amortization
Depreciation and amortization are provided on property and equipment over the estimated useful lives on a straight-line basis. Depreciation and amortization also include the amortization of intangible assets as well as right of use assets written off on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the loss from operations.
Finance Expense (Income)
Finance expenses consists primarily of interest paid in respect of lease liabilities and loans payable.
Finance income consists primarily of interest received in respect of loans receivable.

Gain on derivative contracts
We signed purchase agreements for Haber Investments Limited (“Haber”) and Red Interactive Limited (“Red Interactive”) on April 7, 2021 and April 9, 2021, respectively, under which the Company entered into forward contracts to purchase Haber and Red Interaction in the future. The purchase of Haber and Red Interactive completed on December 1, 2021, at which point we recognized a gain on the associated derivative contracts. Refer to note 19 to the Consolidated financial statements included elsewhere in this Annual Report for details regarding these business combinations.
Share listing expense
As a result of the Business Combination Agreement (refer to "Business Combination and Reorganization" section), SEAC shareholders became shareholders of Super Group. Based on the technical accounting guidance assessed, management has considered that the excess of fair value of Super Group shares and warrants issued over the fair value of SEAC’s identifiable net assets acquired represents compensation for the service of share exchange listing for its shares and has been expensed as incurred in the share listing expense line in profit or loss (see note 1 and note 17 to our Consolidated financial statements included elsewhere in this Annual Report).
Change in fair value of warrant and earnout liabilities, and foreign exchange on revaluation
Public and private warrants were originally issued by SEAC to its public shareholders and its sponsors and converted on the closing date of the Business Combination Agreement, into a right to acquire one ordinary share of Super Group on substantially the same terms as were in effect immediately prior to the closing date. According to management’s assessment, both the public and private warrants were classified as a derivative financial liability and, accordingly, should be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.
Earnout Shares were issued by Super Group to the Pre-Closing Holders as part of the consideration transferred in the SEAC merger. According to management’s assessment, Earnout Shares were classified as current financial liabilities measured at fair value with subsequent changes in fair value to be recognized in profit and loss.
These financial instruments are subject to foreign exchange revaluation, which are recognized in profit and loss.
The warrants and earnout liabilities were extinguished in December 2022 (refer to "Warrant Exchange and Consent Solicitation") and the change in fair value and foreign exchange rate up to the extinguishment date were recognized in profit or loss.
Refer to notes 17.2 and 17.3 to our Consolidated financial statements included elsewhere in this Annual Report.
Income Tax Expense
We account for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed. Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of profit and loss.

Results of Operations
Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021
SG Media and Fengari together house our business and brands collectively known as Spin. Spin also includes the Jumpman brands, which were acquired through Verno Holdings on September 1, 2022. Pindus (including Betway Group, Yakira and Gazelle) as well as Raging River Proprietary Limited houses the business known as Betway.
Various operating and marketing companies were purchased during the year ended December 2021. See “— Comparability of Financial Information.” The acquisitions were accounted for as business combinations in accordance with IFRS 3.
The revenue generated by these newly acquired outsource service and marketing entities is through contracted services provided to our companies. This revenue eliminates on consolidation. Costs associated with these operating and marketing entities are allocated to each reporting segment using a direct cost allocation method.

The following table sets forth our historical consolidated results of operations for the annual periods indicated:

(Euro in thousands)	Super Group	Betway	Spin	Head Office and Other
For the year ended December 31, 2022
Revenue	1,292,210	714,165	578,045	—
Direct and marketing expenses	(979,300)	(609,924)	(365,110)	(4,266)
Other operating income	5,491	3,669	1,609	213
General and administrative expenses	(144,084)	(61,657)	(57,538)	(24,889)
Transaction fees	(22,969)	—	—	(22,969)
Depreciation and amortization expense	(66,729)	(27,809)	(35,963)	(2,957)
Profit from operations	84,619	18,444	121,043	(54,868)
Finance income	2,222	1,398	382	442
Finance expense	(1,345)	(147)	(178)	(1,020)
Gain on derivative contracts	4,148	2,435	1,713	—
Foreign exchange on revaluation of warrants and earnouts	(25,047)	—	—	(25,047)
Share listing expense	(126,252)	—	—	(126,252)
Change in fair value of warrant liability	34,518	—	—	34,518
Change in fair value of earnout liability	237,354	—	—	237,354
Change in fair value of option	6,292	—	21,421	(15,129)
Profit before taxation	216,509	22,130	144,381	49,998
Income tax expense	(34,240)	(22,456)	(4,847)	(6,937)
Profit for the year	182,269	(326)	139,534	43,061

For the year ended December 31, 2021
Revenue	1,320,658	687,752	632,906	—
Direct and marketing expenses	(896,494)	(511,708)	(381,223)	(3,563)
Other operating income	8,042	5,090	587	2,365
General and administrative expenses	(142,752)	(71,550)	(57,678)	(13,524)
Transaction fees	(7,107)	—	—	(7,107)
Depreciation and amortization expense	(83,560)	(49,528)	(33,107)	(925)
Profit from operations	198,787	60,056	161,485	(22,754)
Finance income	1,312	977	197	138
Finance expense	(6,370)	(5,712)	(514)	(144)
Gain on derivative contracts	15,830	—	15,830	—
Gain on bargain purchase	16,349	11,500	4,849	—
Profit before taxation	225,908	66,821	181,847	(22,760)
Income tax benefit/(expense)	9,970	10,647	(429)	(248)
Profit for the year	235,878	77,468	181,418	(23,008)

Revenue

(Euro in thousands)	Super Group	Betway	Spin
For the year ended December 31, 2022
Online casino	814,294	237,216	577,078
Sports betting	438,105	437,728	377
Brand licensing	36,558	36,343	215
Other	3,253	2,878	375
Total Group revenue	1,292,210	714,165	578,045

For the year ended December 31, 2021
Online casino	858,725	228,801	629,924
Sports betting	387,182	385,368	1,814
Brand licensing	71,053	71,053	—
Other	3,698	2,530	1,168
Total Group revenue	1,320,658	687,752	632,906
Our total revenue was €1.29 billion for the year ended December 31, 2022, a decrease of €28.4 million or 2.2% compared to €1.32 billion for the year ended December 31, 2021, mainly due to strong performances in the African and European markets being offset by short term impacts of the regulatory migration of customers in Ontario and other material European markets such as Netherlands and Germany.
Betway
Revenue for the Betway segment increased by €26.4 million or 3.8% to €714.2 million for the year ended December 31, 2022, compared to €687.8 million for the year ended December 31, 2021. Brand licensing revenue decreased by €34.7 million or 48.9% to €36.3 million for the year ended December 31, 2022, compared with €71.1 million for the year ended December 31, 2021. Brand license fees are a recovery against sponsorship marketing spend, which decreased during 2022 mainly due to renegotiations of the brand license fee agreements due to pressure on the licensed partner’s revenue.
Sports betting net gaming revenue for the Betway segment increased by €52.4 million or 13.6% to €437.7 million for the year ended December 31, 2022, compared to €385.4 million for the year ended December 31, 2021. The growth into 2022 was largely due to double digit growth in our African and Asia & Pacific market segments, specifically South Africa and India. However, further pressure on the sports betting revenue results was due to unprecedented unfavorable sports betting margins, which were experienced across the industry in the last few months of the year.
Online casino net gaming revenue for the Betway segment also increased by €8.4 million or 3.7% to €237.2 million for the year ended December 31, 2022, compared to €228.8 million for the year ended December 31, 2021. While Betway saw a slight decline in its online casino net gaming revenue from its North American market for the year ended December 31, 2022 mainly due to the migration of customers in Ontario to the regulated platform, this was offset by new game launches in African markets resulting in an overall increase for the Betway segment.
Spin
Revenue for the Spin segment decreased by €54.9 million or 8.7% to €578.0 million for the year ended December 31, 2022, compared with €632.9 million for the year ended December 31, 2021.
Sports betting net gaming revenue for the Spin segment decreased by €1.4 million or 79.2% to €0.4 million for the year ended December 31, 2022, compared to €1.8 million for the year ended December 31, 2021. The reason for the decline was the closure of sports offerings within the Spin segment in March 2022.
Online casino net gaming revenue for the Spin segment also decreased by €52.8 million or 8.4% to €577.1 million for the year ended December 31, 2022, compared to €629.9 million for the year ended December 31, 2021. The decline was predominantly due to regulatory changes in certain jurisdictions. Spin saw a decline in its online casino net gaming revenue from its North American market for the year ended December 31, 2022, mainly due to the migration of customers in Ontario to the regulated platform. The European segment is still heavily affected by the regulatory closure of certain historically key markets, resulting in a decline of €12.0 million or 57% for the year ended December 31, 2022, of which, €7.8 million relates to the closure of the Netherlands market.

Direct and Marketing Expenses

(Euro in thousands)	Super Group	Betway	Spin	Head Office and Other
For the year ended December 31, 2022
Direct Expenses	636,540	391,649	240,625	4,266
Gaming tax, license costs and other tax	67,951	53,149	14,812	(10)
Processing & Fraud Costs	197,394	125,384	71,896	114
Royalties	178,203	56,627	121,576	—
Staff related expenses	130,305	103,029	17,136	10,140
Other operational costs	50,137	39,164	8,843	2,130
Costs relating to currency movements	12,550	14,296	6,362	(8,108)
Marketing Expenses	342,760	218,275	124,485	—
Direct and marketing expenses	979,300	609,924	365,110	4,266

For the year ended December 31, 2021
Direct Expenses	546,210	307,586	235,065	3,559
Gaming tax, license costs and other tax	48,800	43,517	5,106	177
Processing & Fraud Costs	173,619	93,913	79,561	145
Royalties	202,856	59,618	143,238	—
Staff related expenses	79,885	73,814	3,287	2,784
Other operational costs	36,126	31,217	3,809	1,100
Costs relating to currency movements	4,924	5,507	64	(647)
Marketing Expenses	350,284	204,122	146,158	4
Direct and marketing expenses	896,494	511,708	381,223	3,563
Our total marketing expenditure decreased by €7.5 million or 2.1% for the year ended December 31, 2022 to €342.8 million compared with €350.3 million for the year ended December 31, 2021.
The overall marketing expenditure to Net Gaming Revenue ratio for the year ended December 31, 2022 decreased to 26.3% from 27.1% for the year ended December 31, 2021, as the business continued to identify more effective marketing channels with higher returns on spend.
Of our overall cost base, direct expenses formed 65.0% of the total direct and marketing expenses during the year ended December 31, 2022 and formed 60.9% of the total direct and marketing expenses during the year ended December 31, 2021. Direct Expenses increased by 16.5% from €546.2 million for the year ended December 31, 2021 to €636.5 million for the year ended December 31, 2022.
Gaming tax, license costs and other tax, increased due to the addition of license fees payable in Ontario, with the move to a new licensing regime that levies a license fee of 20% on revenue.
Staff related expenses also increased for the year ended December 31, 2022 by 63.1% or €50.4 million to €130.3 million from €79.9 million for the year ended December 31, 2021. The increase for the year ended December 31, 2022 can be attributed to the 2021 business combinations of Red Interactive, DigiProc Consolidated and Haber, as well as the acquisition of the Verno group on September 1, 2022. Additionally, while we did expand headcount in our Head Office segment due to the internal expertise required for operating a listed group, €24.3 million of this increase relates to RSUs issued to staff based on historic performance and service.
Processing & Fraud Costs increased by 13.7% from €173.6 million for the year ended December 31, 2021 to €197.4 million for the year ended December 31, 2022. The additional increase is in line with management's expectation of expected fraud losses on customer deposits given the markets in which the group experienced growth was in markets with a higher average cost of fraud in the normal course of operating an online gambling business.
Our Royalties to Net Gaming Revenue ratio for the year ended December 31, 2022 decreased to 13.7% from 15.7% for the year ended December 31, 2021, a decrease of €24.7 million, as sports betting revenue, which has a lower royalty charge, as a percentage of total revenue, increased.

Other operational costs increased by €14.0 million or 38.8% during the year ended December 31, 2022, to €50.1 million from €36.1 million for the year ended December 31, 2021. The increase was due to costs associated with improvements to the sports product offerings through additional live streaming and market offerings on the site as well as additional third-party service provider cost to automate and improve source of wealth and source of funds verification.
Betway
Marketing expenditure in the Betway segment increased by €14.2 million or 6.9% for the year ended December 31, 2022 to €218.3 million compared with €204.1 million for the year ended December 31, 2021. Marketing expenditure as a percentage of Net Gaming Revenue, however, decreased from 31.8% for the year ended December 31, 2021 to 30.7% for the year ended December 31, 2022, which reflects a higher return achieved on the investment in marketing expenditure.
Direct expenditure in the Betway segment increased by €84.1 million or 27.3% from €307.6 million for the year ended December 31, 2021 to €391.6 million for the year ended December 31, 2022, attributable to:
•gaming tax and license costs, which is typically directly related to revenue, increased by €9.6 million or 22.1% to €53.1 million for the year ended December 31, 2022, compared to €43.5 million for the year ended December 31, 2021. This was mainly due to the introduction of new gaming license cost levied on revenue in the Ontario market;
•processing and fraud costs increased by €31.5 million or 33.5% to €125.4 million for the year ended December 31, 2022, compared to €93.9 million for the year ended December 31, 2021. These costs increased mainly as a result of increased client deposits as well as increased foreign currency exposure on processing in major currencies;
•royalty costs, which are directly linked to revenue decreased by €3.0 million or 5.0% to €56.6 million for the year ended December 31, 2022, compared to €59.6 million for the year ended December 31, 2021, mainly due to more revenue coming from product offerings with lower contracted platform cost;
•staff related expenses which increased, mainly due to in country staff hired for new markets, expanding the Regulatory & Compliance teams and the issuing of RSUs, by €29.2 million or 39.6% to €103.0 million for the year ended December 31, 2022, compared to €73.8 million for the year ended December 31, 2021; and
•other operational costs increased by €7.9 million or 25.5% to €39.2 million for the year ended December 31, 2022, compared to €31.2 million for the year ended December 31, 2021. This was primarily as a result of increased sports product costs due to increased sports revenues as well as new product offering mainly for football and basketball as well as additional live streaming feeds to enhance the product offering.
Spin
Marketing expenditure in the Spin segment decreased by €21.7 million or 14.8% for the year ended December 31, 2022 to €124.5 million compared with €146.2 million for the year ended December 31, 2021. The spend was cut back mainly in Ontario due to the unknown effect of the new regulation introduced during 2022. Management is continuously reassessing the outlook of the effect of the changes in the market and will increase marketing investment when it determines that the spend is expected to deliver optimal return on investment in the short and long term.
Direct expenses in the Spin segment increased by €5.6 million or 2.4% for the year ended December 31, 2022, to €240.6 million compared with €235.1 million for the year ended December 31, 2021. This is mainly attributable to the following:
•gaming tax and license costs, which is typically directly related to revenue, increased by €9.7 million or 190.1% to €14.8 million for the year ended December 31, 2022, compared to €5.1 million for the year ended December 31, 2021. This was mainly due to the introduction of new gaming license costs levied on revenue in the Ontario market.
•processing and fraud costs decreased by €7.7 million or 9.6% to €71.9 million for the year ended December 31, 2022, compared to €79.6 million for the year ended December 31, 2021. These costs decreased in line with the decrease in client deposits during the financial year;
•royalty costs, which is charged on casino revenue decreased by €21.7 million or 15.1% to €121.6 million for the year ended December 31, 2022, compared to €143.2 million for the year ended December 31, 2021. This decreased more than the decrease in revenue and was due to negotiations with the platform service providers to allow for the deduction of additional rebates on direct cost we incurred from the royalty calculations.

General and Administrative Expenses

(Euro in thousands)	Super Group	Betway	Spin	Head Office and Other
For the year ended December 31, 2022
Staff costs and related expenses[1]	68,311	25,805	44,857	(2,351)
Technology and infrastructure costs	31,149	22,732	8,100	317
Other administrative costs	44,624	13,120	4,582	26,922
General and administrative expenses	144,084	61,657	57,538	24,889

For the year ended December 31, 2021
Outsource Costs	88,859	38,680	50,180	(1)
Technology and infrastructure costs	20,198	15,509	3,077	1,612
Other administrative costs	33,695	17,361	4,421	11,913
General and administrative expenses	142,752	71,550	57,678	13,524

1
As described in note 4 to our consolidated financial statements included elsewhere in this Annual Report, the Group had acquired Haber during the year ended December 31, 2021. Haber provides back office services which support the operating entities within the Group - this is classified as outsource costs in prior years, but represent in-house staff expenses in the year ended December 31, 2022.

Our general and administrative expenses increased by €1.3 million or 0.9% for the year ended December 31, 2022 to €144.1 million compared to €142.8 million for the year ended December 31, 2021.
Betway
In the Betway segment, general and administrative expenditure decreased by €9.9 million or 13.8% for the year ended December 31, 2022, to €61.7 million compared with €71.6 million for the year ended December 31, 2021.
Outsource costs decreased by €12.9 million or 33.3% to €25.8 million for the year ended December 31, 2022, partly due to the acquisition of Haber Investments in the previous financial year, which lead to costs previously classified as external outsource costs now being inter-group costs and eliminating for the year ended December 31, 2022. This elimination is offset by a reclassification of €25.1 million of certain direct expenses to outsource costs relating to Haber Investments in order to classify these costs in line with the 2021 presentation, as the nature of these costs have not changed.
Technology and infrastructure costs increased by €7.2 million or 46.6% to €22.7 million for the year ended December 31, 2022 from €15.5 million for the year ended December 31, 2021. This was primarily due to:
•continued investment in software to enhance customer experience and assist in automating and improving regulatory compliance and responsible gambling processes; and
•the move of the entire business to a cloud-based solution to ensure that staff could function in a hybrid working environment.
Spin
In the Spin segment general and administrative expenses decreased by €0.1 million or 0.2% to €57.5 million for the year ended December 31, 2022 compared to €57.7 million for in the year ended December 31, 2021. Of this increase, €1.3 million relates to costs from the Verno Group acquired in September 2022.
The remaining increase is mainly due to the following:
•Technology and infrastructure costs increased by €5.0 million or 163.2% to €8.1 million for the year ended December 31, 2022 from €3.1 million for the year ended December 31, 2021. Similar to Betway, this was due to continued investment in software to enhance customer experience and assist in automating and improving regulatory compliance and responsible gambling processes & the move of the entire business to a cloud-based solution to ensure that staff could function in a hybrid working environment.

•Other administrative costs increased by €0.2 million or 3.6% for the year ended December 31, 2022, to €4.6 million compared with €4.4 million for the year ended December 31, 2021. This increase largely relates to cost incurred for the Spin segment by companies in The Haber Investments Group, that were previously classified as Outsource fees, but post consolidation in 2021 are now classified based on the nature of the cost. Outsource fees in turn decreased by €5.3 million or 10.6% for the year ended December 31, 2022, to €44.9 million compared with €50.2 million for the year ended December 31, 2021.
Head Office and Other
In the Head Office segment, general and administrative expenditure increased by €11.4 million or 84.0% for the year ended December 31, 2022, to €24.9 million compared with €13.5 million for the year ended December 31, 2021. This was due to additional cost incurred for external advisors to assist with ensuring we now remain compliant with SEC requirements as well as increases to group directors & officers liability insurance post listing.
Depreciation and Amortization
Depreciation and amortization expenditure decreased by €16.8 million or 20.1% to €66.7 million for the year ended December 31, 2022, compared to €83.6 million the year ended December 31, 2021.
Betway
Depreciation and amortization expenditure for the Betway segment decreased by €21.7 million or 43.9% to €27.8 million for the year ended December 31, 2022, in comparison to €49.5 million for the year ended December 31, 2021. This decrease is mainly due to intangible assets recognized in regard to acquired customer bases being amortized on a diminishing balance method and exclusive software license rights coming to the end of their useful lives during the 2021 financial year.
Spin
Depreciation and amortization expenditure for the Spin segment increased by €2.9 million or 8.6% to €36.0 million for the year ended December 31, 2022, in comparison to €33.1 million for the year ended December 31, 2021. The primary reason for the increase was an increase in internally developed assets during 2021 and 2022.
Finance Expense
Finance expenditure relates primarily to the Betway segment and decreased by €5.0 million or 78.9% to €1.3 million in the year ended December 31, 2022, compared to €6.4 million for the year ended December 31, 2021. This decrease is mainly due to the novation of interest-bearing borrowings during 2021.
Income Tax (Expense)/ Benefit
Income tax benefit/(expense) increased by €44.2 million to an expense of €34.2 million for the year ended December 31, 2022, in comparison to a tax benefit of €10.0 million for the year ended December 31, 2021. This was primarily related to Betway, which moved into a tax benefit position for the year ended December 31, 2021 of €10.6 million, due to the recognition of the deferred tax assets recognized on assessed losses amounting to €26.9 million in 2021.
Net Profit
Our total profit for the year ended December 31, 2022 was €182.3 million and €235.9 million for the year ended December 31, 2021 a decrease of €53.6 million or 22.7%. While gaming revenues remained consistent year on year, this was offset by the decrease in external brand license fee income as well as investments in operations and infrastructure during the year.
The Betway segment’s profit decreased by €77.8 million or 100.4% to €0.3 million for the year ended December 31, 2022, from €77.5 million for the year ended December 31, 2021.
The Spin segment’s profit decreased by €41.9 million or 23.1% to €139.5 million for the year ended December 31, 2022, from €181.4 million for the year ended December 31, 2021.
The Head office and other segment’s profit increased by €66.1 million or 287.2% to €43.1 million for the year ended December 31, 2022, from a loss of €23.0 million for the year ended December 31, 2021.
During 2022 we incurred multiple non-recurring expenses in relation to the Business Combination, including gain on change in fair value of warrant liability (€34.5 million), gain on change in fair value of earnout liability (€237.4 million) and foreign exchange losses thereon (€25.0 million), transaction fees (€23.0 million), and a share listing expense (€126.3 million). These were in relation the Business Combination and thus affected our net profit in comparison to 2021. Refer to note 17 to our consolidated financial statements included elsewhere in this Annual Report.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
Pelion and Fengari together house our business and brands collectively known as Spin, while Pindus (including Raging River, Yakira and Gazelle) houses our business known as Betway.
Various operating and marketing companies were purchased during the year ended December 2021. See “— Comparability of Financial Information.” The acquisitions were accounted for as business combinations in accordance with IFRS 3.
The revenue generated by these acquired outsource service and marketing entities is through contracted services provided to SGHC Group companies. This revenue eliminates on consolidation. Costs associated with these operating and marketing entities are allocated to each reporting segment using a direct cost allocation method.
The following table sets forth our historical consolidated results of operations for the annual periods indicated:

(Euro in thousands)	Super Group	Betway	Spin	Head Office and Other
For the year ended December 31, 2021
Revenue	1,320,658	687,752	632,906	—
Direct and marketing expenses	(896,494)	(511,708)	(381,223)	(3,563)
Other operating income	8,042	5,090	587	2,365
General and administrative expenses	(142,752)	(71,550)	(57,678)	(13,524)
Transaction fees	(7,107)	—	—	(7,107)
Depreciation and amortization expense	(83,560)	(49,528)	(33,107)	(925)
Profit from operations	198,787	60,056	161,485	(22,754)
Finance income	1,312	977	197	138
Finance expense	(6,370)	(5,712)	(514)	(144)
Gain on derivative contracts	15,830	—	15,830	—
Gain on bargain purchase	16,349	11,500	4,849	—
Profit before taxation	225,908	66,821	181,847	(22,760)
Income tax benefit/(expense)	9,970	10,647	(429)	(248)
Profit for the year	235,878	77,468	181,418	(23,008)

For the year ended December 31, 2020
Revenue	908,019	394,525	513,494	—
Direct and marketing expenses	(612,689)	(310,547)	(302,058)	(84)
General and administrative expenses	(114,538)	(38,984)	(71,082)	(4,472)
Depreciation and amortization expense	(55,407)	(24,602)	(30,804)	(1)
Profit from operations	125,385	20,392	109,550	(4,557)
Finance income	257	129	128	—
Finance expense	(10,991)	(10,275)	(716)	—
Gain on bargain purchase	34,995	17,508	17,487	—
Profit before taxation	149,646	27,754	126,449	(4,557)
Income tax (expense)/benefit	(429)	(2,152)	1,530	193
Profit for the year	149,217	25,602	127,979	(4,364)

Revenue

(Euro in thousands)	Super Group	Betway	Spin
For the year ended December 31, 2021
Online casino	858,725	228,801	629,924
Sports betting	387,182	385,368	1,814
Brand licensing1	71,053	71,053	—
Other	3,698	2,530	1,168
Total Group revenue	1,320,658	687,752	632,906

For the year ended December 31, 2020
Online casino	683,404	172,093	511,311
Sports betting	161,373	161,080	293
Brand licensing	63,242	61,352	1,890
Total Group revenue	908,019	394,525	513,494

1	Brand license revenue is now denoted under Betway support companies as a result of internal restructure whereby Merryvale Limited, the company that licenses the Betway brand was sold from under the Pindus structure to an IP structure, which forms part of the support structure. This revenue is comparable to brand license revenue under Pindus in 2020. The negative amounts are amounts paid on an internal brand license software agreements which eliminates on consolidation.
Our total revenue was €1,321 million for the year ended December 31, 2021, an increase of €412.6 million or 45.4% compared to €908 million for the year ended December 31, 2020, due to the additional revenue contributed by the acquisition of Raging River which contributed to 8.4% of the total revenue, as well as strong organic growth in most markets in both the sportsbook and casino products.
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
Online casino net gaming revenue for Pindus increased by €34.5 million or 21.0% to €198.9 million for the year ended December 31, 2021, compared with €164.4 million for the year ended December 31, 2020. Despite the regulatory changes in Germany, casino revenue grew as a result of the full sports calendar for the year ended December 31, 2021, which had a positive impact on casino acquisition through the cross play from the sports products. Casino net gaming revenue contributes 45.8% of the total Pindus Group’s revenue.
The slow growth in sports revenue during the year ended December 31, 2020 and the reduction in casino revenue were due in part to stricter regulations introduced in the United Kingdom, Sweden and Germany, and also due to the impact of the COVID-19 pandemic, as the cancellation of sporting events in the months of March to June, 2020, led to a general reduction in new customer acquisition for Betway (Pindus) across Betway’s entire product portfolio over that period, together with a significant reduction in sports wagering.

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
Revenue for SG Media increased marginally by €1.9 million or 3.0% for the year ended December 31, 2021, to €64.1 million compared with €62.3 million for the year ended December 31, 2020. This is mainly due to the fact that the year ended December 31, 2020, comprised of only 8 months of revenue for SG Media following the acquisition of SG Ventures on May 4, 2020.
The Betway segment (comprising Pindus, Raging River, Yakira and Gazelle) contributed €687.8 million or 52.1% of total revenue and the Spin segment (comprising Fengari, Yakira and SG Media) contributed €632.9 million or 47.9% of total revenue of €1,321 million in the year ended December 31, 2021.

Direct and Marketing Expenses

(Euro in thousands)	Super Group	Betway	Spin	Head Office and Other
For the year ended December 31, 2021
Direct Expenses	546,210	307,586	235,065	3,559
Gaming tax, license costs and other tax	48,800	43,517	5,106	177
Processing & Fraud Costs	173,619	93,913	79,561	145
Royalties	202,856	59,618	143,238	—
Staff related expenses	79,885	73,814	3,287	2,784
Other operational costs	36,126	31,217	3,809	1,100
Costs relating to currency movements	4,924	5,507	64	(647)
Marketing Expenses	350,284	204,122	146,158	4
Direct and marketing expenses	896,494	511,708	381,223	3,563

For the year ended December 31, 2020
Direct Expenses	365,822	172,375	193,363	84
Gaming tax, license costs and other tax	33,969	28,375	5,594	—
Processing & Fraud Costs	99,322	41,831	57,491	—
Royalties	164,635	43,170	121,465	—
Staff related expenses	47,158	46,793	327	38
Other operational costs	19,142	16,266	2,830	46
Costs relating to currency movements	1,596	(4,060)	5,656	—
Marketing Expenses	246,867	138,172	108,695	—
Direct and marketing expenses	612,689	310,547	302,058	84
Our total marketing expenditure increased by €103.4 million or 41.9% for the year ended December 31, 2021, to €350.3 million compared with €246.9 million for the year ended December 31, 2020.
The overall marketing expenditure to Net Gaming Revenue ratio for the years ended December 31, 2021 and 2020 was 26.5% and 27.2%, respectively.
Our overall cost base, direct expenses which is a variable cost, and which varies due to the increase or decrease of revenue, forms 47.4% of the total direct and marketing expenses during the year ended December 31, 2021 and formed 59.7% of the total direct and marketing expenses during the year ended December 31, 2020. The percentage reduction is mainly due to some tax relief in certain countries as a COVID-19 measure.
Operational costs were 13.5% of the direct and marketing expenses base during the year ended December 31, 2021, and 11.1% during the year ended December 31, 2020. The increase was mainly due to the impact of certain currency movements as well as additional resourcing around the listing and regulatory requirements.
Betway
Marketing expenditure in the Betway segment increased by €66.0 million or 47.7% for the year ended December 31, 2021, to €204.1 million compared with €138.2 million for the year ended December 31, 2020. This was attributable to both the normalization of the sporting events around the world during 2021 following the global cancellations of major sporting leagues and events due to COVID-19 lockdowns during the year ended December 31, 2020, and a full year of costs for Yakira and Gazelle for the year ended December 31, 2021 versus 3 months in the prior year. In addition, the costs associated with Raging River, which was acquired during January 2021, contributing 11.0% of Betway segment marketing spend for the year ended December 31, 2021, were not included in the 2020 financial year.
Direct expenditure in the Betway segment increased by €83.7 million or 73.8% in the year ended December 31, 2021, to €197.1 million compared with €113.4 million for the year ended December 31, 2020, attributable to the impact of the increase in revenue on:

•gaming tax and license costs, which is typically directly related to revenue increased by €15.1 million or 53.4% to €43.5 million for the year ended December 31, 2021, compared to €28.4 million for the year ended December 31, 2020;
•processing and fraud costs increased by €52.1 million or 124.5% to €93.9 million for the year ended December 31, 2021, compared to €41.8 million for the year ended December 31, 2020. These costs increased as a result of increased client deposits as well as increased foreign currency exposure on processing in weaker currencies;
•royalty costs, which are directly linked to casino revenue increased by €16.4 million or 38.1% to €59.6 million for the year ended December 31, 2021, compared to €43.2 million for the year ended December 31, 2020; and
•the increase due to the acquisition of Yakira and Gazelle, which only contributed 3 months of expenses during 2020 but was part of the Betway Segment for the full year ended December 31, 2021. Direct expenses also increased due to the acquisition of Raging River which contributed to 13.2% of direct expenses for the year ended December 31, 2021.
Operational costs in the Betway segment increased by €51.5 million or 87.4% in the year ended December 31, 2021, to €110.5 million compared with €59 million for the year ended December 31, 2020, attributable to the following:
•Staff related expenses increased largely because of increased staff employed in the areas of responsible gaming, AML and compliance in line with the Company’s goals and strategies, resulting in an increase of €27.0 million or 57.7% to €73.8 million for the year ended December 31, 2021.
•Other operational costs increased primarily as a result of increased sportsfeed costs for a full year, due to increased sports revenues.
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
Direct expenses in the Spin segment increased by €37.6 million or 18.8% for the year ended December 31, 2021, to €227.9 million compared with €190.3 million for the year ended December 31, 2020. This is mainly attributable to the following:
•inclusion of a full year of costs for Pelion, which has decreased due to an internal restructure where Digimedia was sold from Pelion to Fengari with a transfer of provisions;
•processing and fraud costs increased by €22.1 million or 38.3% to €79.6 million for the year ended December 31, 2021, compared to €57.5 million for the year ended December 31, 2020. These costs increased as a result of increased client deposits as well as increased foreign currency exposure on processing in weaker currencies;
•royalty costs, which are directly linked to casino revenue increased by €21.8 million or 17.9% to €143.2 million for the year ended December 31, 2021, compared to €121.5 million for the year ended December 31, 2020; and
•some Head Office costs which were previously provided from outside the Super Group for the year ended December 31, 2021.

General and Administrative Expenses

(Euro in thousands)	Super Group	Betway	Spin	Head Office and Other
For the year ended December 31, 2021
Outsource Costs	88,859	38,680	50,180	(1)
Technology and infrastructure costs	20,198	15,509	3,077	1,612
Other administrative costs	33,695	17,361	4,421	11,913
General and administrative expenses	142,752	71,550	57,678	13,524

For the year ended December 31, 2020
Outsource Costs	86,506	19,128	67,378	—
Technology and infrastructure costs	9,173	8,638	534	1
Other administrative costs	18,859	11,218	3,170	4,471
General and administrative expenses	114,538	38,984	71,082	4,472

1	Outsource costs: the support companies show income derived primarily from internal contracts between operating entities for the provision of providing outsourcing functions and is eliminated on consolidation, however due to the fact that not all entities being included in the Group for the full year, there are still amounts that have not eliminated in the current year.
Our general and administrative expenses increased by €28.2 million or 24.6% for the year ended December 31, 2021, to €142.8 million compared with €114.5 million for the year ended December 31, 2020.
Betway
In the Betway (Pindus, Yakira, Gazelle and Raging River) segment, general and administrative expenditure saw an increase of €32.6 million or 83.5% for the year ended December 31, 2021, to €71.6 million compared with €39 million for the year ended December 31, 2020. Outsource fees increased by €20 million or 102.2% to €38.7 million for the year ended December 31, 2021, partly due to the acquisition of Raging River on January 11, 2021 which added 21.5% to the overall outsource costs value for 2021. It is also due to the fact that both Yakira and Gazelle had 12 month of fees included in the year ended December 31, 2021 in comparison to the 3 months during the year ended December 31, 2020.
Technology and infrastructure costs increased by €6.9 million or 79.5% to €15.5 million for the year ended December 31, 2021, primarily due to:
•the cost of provisioning technology for enabling all staff to work from home due to the COVID-19 pandemic; and
•the move of the entire business to a cloud-based solution to ensure that staff could function in a hybrid working environment.
Spin
In the Spin segment general and administrative expenses decreased by €13.4 million or 18.9% to €57.7 million for the year ended December 31, 2021 compared to €71.1 million for in the year ended December 31, 2020. This decrease is mainly due to the acquisition of the outsourcing companies which provide support and back-office services to entities generating the net gaming revenue. The internal contract creates an outsource fee income, which prior to the acquisitions, was not included in the general and administrative expenses. The Spin segment’s technology and infrastructure costs increased by €2.5 million or 475.1% to €3.1 million for the year ended December 31, 2021 compared to €0.5 million for the year ended December 31, 2020. This is also due to increased strategies to enhance the efficiencies and security around the work force.

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
Net Profit
Our total profit for the year ending December 31, 2021, was €235.9 million and €149.2 for the year ending December 31, 2020 which was an increase of €86.7 million or 58.1%. This not only relates to increased revenues, but also a gain on bargain purchases for the new acquisitions in 2021, as well as gains on derivative contracts.
The Betway segment’s profit increased by €51.9 million for the year or 202.6% to €77.5 million for the year ending December 31, 2021, from €25.6 million for the year ended December 31, 2020.
The Spin segment’s profit increased by €53.4 million for the year or 41.7% to €181.4 million for the year ending December 31, 2021, from €128.0 million for the year ended December 31, 2020.

Non-GAAP Financial Information
EBITDA
This Annual Report on Form 20-F includes EBITDA, which is a non-GAAP company-specific performance measure that we use to supplement our results presented in accordance with IFRS. EBITDA is defined as profit for the year before depreciation, amortization, finance income, finance expense and tax expense/benefit.
Adjusted EBITDA
This Annual Report on Form 20-F also includes Adjusted EBITDA, which is a non-GAAP company-specific performance measure that we use to supplement our results presented in accordance with IFRS. Adjusted EBITDA is defined as profit for the year before depreciation, amortization, impairment, finance income, finance expense, gain on bargain purchase, transaction fees, gain on derivative contracts, share listing expense, foreign exchange on revaluation of warrants and earnouts, change in fair value of warrant and earnout liabilities, recognition of fair value of option, RSU awards granted in connection to the transaction, payroll taxes thereon and tax expense/credit. We believe that Adjusted EBITDA is useful in evaluating our operating performance as it is similar to measures reported by our public competitors and is regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net profit to Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The table below presents EBITDA and Adjusted EBITDA reconciled to our profit for the year, the closest IFRS measure, for the periods indicated:

(Euro in thousands)	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Profit for the year	182,269	235,878	149,217
Income tax expense/(benefit)	34,240	(9,970)	429
Finance income	(2,222)	(1,312)	(257)
Finance expense	1,345	6,370	10,991
Depreciation and amortization expense	66,729	83,560	55,407
EBITDA	282,361	314,526	215,787
Transaction fees	22,969	7,107	—
Gain on derivative contracts	(4,148)	(15,830)	—
Gain on bargain purchase	—	(16,349)	(34,995)
Share listing expense	126,252	—	—
Foreign exchange on revaluation of warrants and earnouts	25,047	—	—
Change in fair value of warrant liability	(34,518)	—	—
Change in fair value of earnout liability	(237,354)	—	—
Change in fair value of options	(6,292)	—	—
Adjusted RSU expense[3]	24,222	—	—
Adjusted EBITDA	198,539	289,454	180,792
3 Adjusted RSU Expense includes an one off RSU expense of €23.1 million and associated payroll taxes of €1.1 million related to awards following the Transaction.

Net Gaming Revenue
Net Gaming Revenue (“NGR”) is Gross Gaming Revenue (inclusive of both online casino and sports betting) minus bonuses and comps and incentives, minus payments to casino game suppliers in order to fund progressive jackpot network games, and minus value-added tax (“VAT”) and goods and services tax (“GST”) in countries where these taxes are applicable.
NGR is an internal measure used by us as an indicator of our overall performance and for comparison against peers which disclose similar numbers on a regular basis. The value and growth of NGR directly affects our revenue generated from online casino games and sports betting offerings. A number of other operating expenses are correlated with NGR, including cost of fraud, payment processing, “affiliates” marketing and the provision of casino and sports betting products. The same is true to a lesser extent of operating expenses associated with the infrastructure and customer support that is necessary to service customers.
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to the monthly cashflow requirements of our direct and marketing expenses and general and administrative expenses. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows.
We had €254.8 million in cash and cash equivalents as of December 31, 2022. Restricted cash has increased 87.9 million from 2021 to 2022, which is mainly driven by the increase in draw downs by DGC in 2022 on the facility to which we have provided a financial guarantee. We cannot guarantee that our available cash resources will be sufficient to meet our liquidity needs. We may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of issuance of our Consolidated Financial Statements. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the required financing is not available, or if the terms of financing are less desirable than expected, we may be forced to decrease our level of investment in new market launches and related marketing initiatives or to scale back our existing operations, which could have an adverse impact on our business and financial prospects.
Cash Flows
The following table summarizes our cash flows for the periods indicated.

	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Net cash flows from operating activities	166,836	209,853	151,325
Net cash flows used in investing activities	(96,523)	(18,160)	(5,838)
Net cash flows used in financing activities	(103,179)	(39,763)	(81,088)
(Decrease)/increase in cash and cash equivalents	(32,866)	151,930	64,399
Cash and cash equivalents at end of the year	254,778	293,798	138,540
Operating Activities
Net cash generated by operating activities decreased by €43.0 million for the year ended December 31, 2022, to €166.8 million, compared to €209.9 million for the year ended December 31, 2021.
Cash generated from operating activities declined as a result of the reduction in profit for the year of €53.6 million from 2022 to 2021, adjusted for non-cash operating activities, which decreased by €64.1 million. This reduction was offset by positive impact from an increase in working capital of €66.0 million from 2022 to 2021. This included cash receipts from trade and other receivables of €66.2 million, driven by the decrease in outstanding processor receivables as a result of increased efficiency in the recovery of aged balances and reduced days outstanding, as well as the receipts of outstanding receivables for brand license fees and sponsorship and brand costs from license partners.
Operating cash also declined as a result of corporate tax net outflows of €8.1 million.

Cash generated by operating activities for the year ended December 31, 2020, included 12 months for Pindus and Fengari, three months for Yakira and Gazelle, and nine and a half months for SG Media (formally Pelion), compared with 12 months for all entities as well as the acquisition of Raging River and the Support Companies in the year ended December 31, 2021. Both years ended December 31, 2020 and 2021 were also impacted by multiple acquisitions partially offset by higher costs.
Net cash generated by operating activities was €151.3 million for the year ended December 31, 2020 and was €209.9 million for the year ended December 31, 2021, an increase of €58.6 million.
For the year ended December 31, 2021, the increase in cash was mainly driven by the increase in consolidated profit for the year from €149.2 million for the year ended December 31, 2020, to a profit of €235.9 million for the year ended December 31, 2021.
Cash generated by operating activities improved as a result of the higher profitability, however was negatively impacted by a decrease in cash receipts from trade and other receivables of €19.2 million, driven by the increase in outstanding processing receivables which is driven by the increase in profitability as at year ended December 31, 2021 as well as an increase in the outstanding receivable for the brand licenses fees and outstanding recovery of the sponsorship and brand costs from license partners. Further impact of cash under operating activities was the decrease in trade and other payables of €37.0 million driven by the impact of acquisitions throughout the year.
Investing Activities
Net cash used in investing activities increased by €78.4 million for the year ended December 31, 2022, to €96.5 million, compared to €18.2 million for the year ended December 31, 2021.
For the year ended December 31, 2022, cash used in investing activities largely comprised an increase in the restricted cash guarantee of €79.3 million provided on DGC's borrowing facility to assist with the expansion into the USA markets; the issuance of loans of €22.0 million to Apricot Investments for technology enhancements and a further loan issued to an external company, acquisitions of intangible assets of €21.2 million, mainly for the payment of internally developed assets. This was partially offset by business acquisitions, net of cash to the value of €7.3 million, relating predominantly to Verno, the settlement of derivative contracts of €17.1 million, and the settlement of loans amounting to €8.5 million.
Net cash used in investing activities amounted to €18.2 million for the year ended December 31, 2021, compared with net cash used in investing activities in the amount of €5.8 million for the year ended December 31, 2020.
For the year ended December 31, 2021, the cash used was primarily driven by receipts from loans of €34.3 million from Bellerive and the acquisitions during 2021 increased the cash by €19.8 million where the cash acquired was more than the cash consideration paid, offset by acquisitions of intangible assets, mainly for the payment of internally developed assets, of €23.6 million, the increase in regulatory deposits of €5.7 million predominantly for the guarantee in Germany, as well as an increase in restricted cash of €40.8 million for the facility provided to DGC to assist with the expansion into the USA markets. For the year ended December 31, 2020, the net cash used in investing activities of €5.8 million was primarily driven by cash acquired of €29.8 million through the multiple business combinations, reduced by €23.9 million of surplus funds loaned out and €10.1 million purchase of intangible assets.
Financing Activities
Net cash from financing activities reduced total cash by €103.2 million for the year ended December 31, 2022, mainly due to a share repurchase of €224.3 million, the cash payment for deferred consideration of €13.2 million, the repayment of interest-bearing loans of €26.7 million, predominantly offset by the proceeds from shares issued net of transaction costs of €170.6 million.
Net cash from financing activities reduced total cash by €39.8 million for the year ended December 31, 2021, mainly due to the cash payment for deferred consideration of €4.1 million, the repayment of interest-bearing loans of €24.6 million, and a share repurchase of €10.7 million.
Net cash from financing activities reduced total cash by €81.1 million for the year ended December 31, 2020 , mainly due to cash payment for deferred consideration of €66.0 million, repayment of interest-bearing loans of €15.8 million, and dividends paid of €10.0 million.
Interest-bearing loans are loans held with Bellerive Global Services Limited utilized for further investment into the growth of the Group through brand and other marketing strategies. These loans were converted to equity by a share issue on June 30, 2021.

Critical Accounting Estimates and Judgments
The preparation of financial statements under IFRS requires us to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated along with other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
Although these estimates and judgements we made were based on the best information available at December 31, 2022, it is possible that events which might take place in the future would require their adjustment in future periods.
Included in note 3 to our Consolidated Financial Statements included elsewhere in this Annual Report are the areas that we believe require estimates, judgments and assumptions which have the most significant effect on the amounts recognized in the financial statements.

Recently Adopted and Issued Accounting Pronouncements
Recently issued and adopted accounting pronouncements are described in Note 2.2 – Recent accounting pronouncements, to our Consolidated financial statements included elsewhere in this Annual Report.

Quantitative and Qualitative Disclosures about Market Risk
We have in the past, and may in the future, be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. Our exposure to interest rate and financial instruments risk was not material as of December 31, 2022. See Note 19 to our Consolidated Financial Statements included elsewhere in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers
Our directors and executive officers, including their ages and positions with our company, are as follows:

Name	Age	Position
Neal Menashe	51	Chief Executive Officer and Director
Alinda Van Wyk	47	Chief Financial Officer and Director
Richard Hasson	43	President, Chief Operating Officer and Director
Eric Grubman	65	Director, Chairman
John Collins	61	Director
Robert James Dutnall	70	Director
John Le Poidevin	52	Director
Natara Holloway	46	Director
Jonathan Jossel	39	Director
Neal Menashe has served as our Chief Executive Officer and a member of our board of directors since our formation in January 2021 and served as the Chief Executive Officer and member of the board of directors of our operating subsidiary SGHC Limited from its formation through the closing of the Business Combination. In 2001, Mr. Menashe co-founded Win Technologies, which is now a subsidiary of our company. Mr. Menashe holds a Bachelor of Commerce in Accounting from University of Cape Town and a Bachelor of Accounting Sciences (Honors) from University of South Africa, and qualified as a Chartered Accountant in 1998 after serving with Arthur Andersen in Johannesburg, South Africa. Mr. Menashe’s qualifications to serve on our Board include his two decades of experience within the gaming sector and knowledge of our business and industry.
Alinda Van Wyk has served as our Chief Financial Officer and a member of our board of directors since our formation in January 2021 and served as the Chief Financial Officer and member of the board of directors of our operating subsidiary SGHC Limited from its formation through the closing of the Business Combination. Ms. Van Wyk joined a predecessor company of SGHC in 2000 as a Financial Controller, becoming Group Head of Finance in 2007 and thereafter Group Finance Director. Ms. Van Wyk holds a Bachelor of Commerce (Honors) in Accounting Sciences from the University of Stellenbosch Business School and is accredited ACMA, CGMA by the Chartered Institute of Management Accountants. Ms. Van Wyk’s qualifications to serve on our Board include her more than 20 years of experience within the online gaming industry and her extensive experience with the management and oversight of complex financial reporting and auditing systems.
Richard Hasson has served as our President and Chief Operating Officer and a member of our board of directors since our formation in January 2021 and served as the President and Chief Operating Officer and member of the board of directors of our operating subsidiary SGHC Limited from its formation in 2020 through the closing of the Business Combination. Prior to joining SGHC, Mr. Hasson was Commercial Director of Win Technologies. Mr. Hasson previously worked in the investment banking division of Goldman Sachs and qualified as a chartered accountant at KPMG. Mr. Hasson received his M.B.A. from London Business School and his Bachelor of Business Science from the University of Cape Town. Mr. Hasson’s qualifications to serve on our Board include his extensive experience and knowledge of our business and industry.
Eric Grubman had served as a member of our board of directors since January 2022, having previously served as Chairman and Chief Financial Officer of Sports Entertainment Acquisition Holdings LLC (“SEAH”) from October 2020 until the closing of the Business Acquisition. Mr. Grubman served as Chairman of the Board of On Location Experiences, a premium experiential hospitality business from April 2018 to January 2020. From 2004 until 2018, Mr. Grubman served in various roles with the National Football League ("NFL"), including leadership roles in Finance and Business Operations. He most recently served as an Executive Vice President leading special projects, including the sales of NFL teams, franchise relocations, construction of stadiums and was heavily involved with managing relationships with NFL Owners. Prior to the NFL, Mr. Grubman served as Co-President at Constellation Energy Group, an energy company that provides electric power, natural gas, and energy management services, from 1999 to 2002. Prior to his role with Constellation, Mr. Grubman served in various roles at Goldman Sachs, including as Partner and co-head of the Energy Group. Mr. Grubman earned a bachelor’s degree in economics from the United States Naval Academy and an M.B.A. from Harvard Business School. Mr. Grubman’s qualifications to serve on our Board include his years of executive experience working with professional sports leagues.

John Collins has as a member of our board of directors since January 2022, having previously served as Chief Executive Officer of SEAC from September 2020 until the closing of the Business Acquisition. Mr. Collins served as the Chief Executive Officer of On Location Experiences from 2015 until January 2020 and served as Chief Operating Officer of the National Hockey League (NHL) from 2008 until 2015, after previously serving as its Senior Executive Vice President of Business and Media from 2006 until 2008. Prior to his roles with the NHL, Mr. Collins was President and Chief Executive Officer of the Cleveland Browns NFL team from 2004 until 2006. Earlier in his career, Mr. Collins served in numerous roles at the NFL, including as Senior Vice President of Marketing, Sales and Programming. Mr. Collins earned a bachelor’s degree from the C.W. Post Campus at Long Island University. Mr. Collins’ qualifications to serve on our Board include his experience in sports, media, entertainment and marketing.
Robert James Dutnall has served as a member of our board of directors since our formation in January 2021, having served as an advisor to our operating subsidiary SGHC Limited since 2012. Mr. Dutnall joined the Betway Group in 2012, playing a key role in structuring the company as it is today, with a focus on developing the sports betting business. Prior to this role, Mr. Dutnall spent seven years with listed online gambling company, Sportingbet plc, including five years as managing director of its European business. Mr. Dutnall previously held senior finance and general management positions with a number of industrial and consumer companies, including Invensys and Unigate. Mr. Dutnall’s qualifications to serve on our Board include his extensive experience in the gaming and entertainment industry.
John Le Poidevin has served a member of our board of directors since our formation in January 2021, having served as a director of our subsidiary SGHC Limited since November 2020. Mr. Le Poidevin is a Fellow of the Institute of Chartered Accountants in England and Wales and a former audit partner of BDO LLP in London. Mr. Le Poidevin has served as a non-executive director and audit committee chair across a range of different businesses, including Market Tech Holdings Limited from 2014 to 2017, Safecharge International Group Limited from 2014 to 2019 and Stride Gaming Plc from 2015 to 2019. Mr. Le Poidevin is currently a non-executive director at a number of companies, including International Public Partnerships Limited, BH Macro Limited and TwentyFour Income Fund Limited, all of which are listed on the main market of the London Stock Exchange. Mr. Le Poidevin’s qualifications to serve on our Board include his experience across the online gaming, leisure and retail sectors in the U.K., European and global markets.
Natara Holloway Branch has served as a member of our board of directors since May 2022. Mrs. Holloway Branch served on the board of directors of SEAH and as the chair of its Audit Committee prior to its business combination with Super Group. She currently serves on the board of directors and as the chair of the Audit Committee of the publicly held company bleuacacia ltd. Mrs. Holloway Branch has served in various management positions for the NFL since 2004, most recently serving as the Vice President of Football Business Operations and Strategy overseeing emerging football innovation, strategy, administration and football pipeline development from April 2019 to May 2022. Previously, Mrs. Holloway Branch served as the NFL’s Vice President of Youth & High School Football Strategy, Vice President of Brand, Marketing and Retail Development for Consumer Products, and Vice President of Corporate Development - New Business Development. Prior to joining the NFL, Mrs. Holloway Branch served in the Controller’s Group at ExxonMobil from 1998 to 2004. Mrs. Holloway Branch earned a bachelor’s degree in accounting from the University of Houston. She currently serves on the Advisory Board for the University of Houston Bauer School of Business and has served on the University of Houston’s Power Athletics Task Force. Mrs. Holloway Branch’s qualifications to serve on our Board include her experience and management within strategy, innovation, business development, accounting and audit functions specific to the sports and entertainment industry.
Jonathan Jossel has served as a member of our board of directors since May 2022. Mr. Jossel has served as the Chief Executive Officer of the Plaza Hotel & Casino since 2014, overseeing day-to-day operations as well as undertaking several large-scale renovation projects. From 2007 to 2014, Mr. Jossel served in management roles with Tamares Group, a real estate firm, overseeing the Tamares real estate portfolio in Las Vegas, Nevada. Mr. Jossel is an active member of the Fremont East Entertainment District board of directors, the Downtown Vegas Alliance, and the Nevada Resort Association. He earned a Business Commerce degree from the University of Birmingham in the United Kingdom. Mr. Jossel’s qualifications to serve on our Board include his experience in rebuilding the Plaza’s brand over the last 15 years.

B.	Compensation
Historical Executive Officer and Director Compensation
The amount of compensation paid, and benefits in kind granted, to our executive officers and directors for the year ended December 31, 2022 was $4.7 million. We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in our home country and will not be otherwise publicly disclosed by us. The compensation for the year-ended December 31, 2021 represents that of the executive officers and directors of SGHC Limited, the accounting predecessor prior to the reorganization discussed elsewhere in this Annual Report.
Historical Compensation of Super Group’s Executive Officers for the year ended December 31, 2022:

(U.S. dollars)(1)	All executive officers
Base compensation(2)	$3,975,000
Bonuses	$700,000
Total cash compensation	$4,675,000

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2022 annual exchange rate of £1.00 to USD$1.2377

(2)	Base compensation represents the actual salary amounts paid to executive officers in 2022
Historical Compensation of SGHC’s Directors for the year ended December 31, 2021:

(U.S. dollars)(1)	All executive officers
Base compensation(2)	$2,311,176
Bonuses	—
Additional benefit payments	—
Total cash compensation	2,311,176

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2021 annual exchange rate of £1.00 to $1.3757.

(2)	Base compensation represents the actual salary amounts paid to directors in 2021

Executive Officer and Director Compensation
Our compensation committee is responsible for making all determinations with respect to our executive compensation programs and the compensation of our executive officers. The compensation committee has the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and the compensation committee works with such advisors to evaluate the compensation of our Chief Executive Officer and our other executive officers and our non-management directors, as well as to develop and implement our compensation philosophy and programs as a public company. None of our executive officers serve as a member of the compensation committee or are otherwise responsible for the compensation committee’s decisions, but our Chief Executive Officer and Chief Financial Officer are involved with compensation decisions by providing insight and recommendations to the compensation committee regarding compensation for executive officers other than themselves.
Director Compensation
Non-employee directors were granted RSUs based upon each individual’s service contract, which provides for a specific value, granted per year for the duration of a fixed term contract. The value of the grant is converted to USD at the closing exchange rate on November 15 of that year (the “Valuation Date”), and the number of RSUs is calculated using the 50-day moving average price at the Valuation Date. RSUs when granted will vest over three years based on continued service at the date of vesting.

2021 Equity Incentive Plan
In December 2021, our board of directors approved, and, our shareholders considered and approved, the 2021 Equity Incentive Plan (the “2021 EIP”).
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
The 2021 EIP is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers, subject to certain limitations imposed under the 2021 EIP, and other applicable laws and stock exchange rules. Our board of directors has delegated administration of the 2021 EIP to the compensation committee of our board of directors, but may, at any time, revest in itself some or all of the powers previously delegated to the compensation committee. Our board of directors and the compensation committee are each considered to be a “Plan Administrator” as such term in used herein. The Plan Administrator has the authority to take all actions and make all determinations under the 2021 EIP, to approve the forms of award agreements for use under the 2021 EIP, to interpret the 2021 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2021 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, and set the terms and conditions of all awards under the 2021 EIP, subject to the conditions and limitations in the 2021 EIP.
Shares available for awards
Subject to adjustment for certain changes in our capitalization, the maximum number of ordinary shares (the “Share Reserve”), that may be issued under the 2021 EIP was initially 43,312,150 ordinary shares. No more than 43,312,150 ordinary shares may be issued under the 2021 EIP upon the exercise of incentive share options (“ISOs”). In addition, the Share Reserve will automatically increase on January 1 of each year, commencing on January 1, 2023 and ending on (and including) January 1, 2031, in an amount equal to 3% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of ordinary shares. Ordinary shares issued under the 2021 EIP will be new shares.
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

Transferability and service provider payments
Except as the Plan Administrator may determine or provide in an award agreement, awards under the 2021 EIP are generally nontransferable, except to a service provider’s designated beneficiary, as defined in the 2021 EIP. With regard to tax and/or social security withholding obligations arising in connection with awards under the 2021 EIP, and exercise price obligations arising in connection with the exercise of options under the 2021 EIP, the Plan Administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares that meet specified conditions, set off against other amounts owed to a service provider, a “market sell order”, or such other consideration as the Plan Administrator deems suitable or any combination of the foregoing.
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

Certain U.S. Federal Income Tax Aspects of Awards Under the 2021 EIP
This is a summary of the federal income tax aspects of awards that may be made under the 2021 EIP based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the 2021 EIP depend upon the type of award.
Incentive Stock Options. The recipient of an ISO generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the ordinary shares from exercised ISOs are disposed of, by sale or otherwise. If the ISO recipient does not sell or dispose of the ordinary shares until more than one year after the receipt of the shares and two years after the option was granted, then, upon sale or disposition of the shares, the difference between the exercise price and the market value of the ordinary shares as of the date of exercise will be treated as a long-term capital gain, and not ordinary income. If a recipient fails to hold the shares for the minimum required time the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the ordinary shares on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.
Non statutory Stock Options. The recipient of an NSO generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of NSOs when the options are exercised. The excess of the fair market value of the ordinary shares purchased on such date over the exercise price of the option is taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.
Other Awards. Recipients who receive restricted share unit awards will generally recognize ordinary income when they receive shares upon settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients who receive awards of restricted shares subject to a vesting requirement will generally recognize ordinary income at the time vesting occurs in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, a recipient who receives restricted shares which are not vested may, within 30 days of the date the shares are transferred, elect in accordance with Section 83(b) of the Code to recognize ordinary compensation income at the time of transfer of the shares rather than upon the vesting dates. Recipients who receive stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying ordinary shares on the exercise date over the exercise price. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

2021 Employee Stock Purchase Plan
In December 2021, our board of directors adopted, and our shareholders considered and approved, the 2021 Employee Stock Purchase Plan (the “2021 ESPP”).
The material terms of the 2021 ESPP are summarized below.
Administration
Our board of directors has the power to administer the 2021 ESPP and may also delegate administration of the 2021 ESPP to a committee comprised of one or more members of our board of directors. Our board of directors has delegated administration of the 2021 ESPP to the compensation committee of our board of directors, but may, at any time, revest in itself some or all of the powers previously delegated to the compensation committee. Our board of directors and the compensation committee are each considered to be a Plan Administrator as such term in used herein. The Plan Administrator has the final power to construe and interpret both the 2021 ESPP and the rights granted under it. The Plan Administrator has the power, subject to the provisions of the 2021 ESPP, to determine when and how rights to purchase our ordinary shares will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any of our parent or subsidiary companies will be eligible to participate in the 2021 ESPP.
Ordinary Shares Subject to 2021 ESPP
Subject to adjustment for certain changes in our capitalization, the maximum number of ordinary shares that may be issued under the 2021 ESPP was initially 4,812,460 ordinary shares. In addition, the number of ordinary shares reserved for issuance under the 2021 ESPP will automatically increase on January 1 of each year, commencing on January 1, 2021 and ending on (and including) January 1, 2031, in an amount equal to the lesser of 1% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year or 7 million ordinary shares (but in no event shall more than 63 million ordinary shares in the aggregate be issued under the 2021 ESPP). Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares. If any rights granted under the 2021 ESPP terminate without being exercised in full, the ordinary shares not purchased under such rights will again become available for issuance under the 2021 ESPP. The ordinary shares issuable under the 2021 ESPP will be new shares.
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
Termination of Employment
An eligible employee’s rights under any offering under the 2021 ESPP will terminate immediately if the participant either (i) is no longer employed by us or any of our parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, we will distribute to the eligible employee his or her accumulated but unused contributions without interest.

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
Non-U.S. Eligible Employees
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

Certain Federal Income Tax Consequences of Participating in the ESPP
The following summary of the effect of U.S. federal income taxation upon the participant and us with respect to the shares purchased under the ESPP does not purport to be complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or non-U.S. jurisdiction in which the participant may reside.
The ESPP, and the right of U.S. participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant generally will be subject to tax in an amount that depends upon whether the sale occurs before or after expiration of the holding periods described in the following sentence. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (2) the excess of the fair market value of a share on the offering date that the right was granted over the purchase price for the right as determined on the offering date. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of either of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. We generally will not be entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant, except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

C.	Board Practices
Our governing documents provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting by a resolution passed as an ordinary resolution in accordance with the Guernsey Companies Law by a simple majority of the votes of the shareholders entitled to vote and voting in person or by attorney or by proxy at a meeting or by a simple majority of the total voting rights of eligible shareholders (being the shareholders entitled to vote on the circulation of the written resolution) by written resolution (“Ordinary Resolution”).
At the closing of the Business Combination, the parties agreed that the board of directors would be comprised of nine persons, seven of whom were identified as of the closing of the Business Combination and two were added following the closing.
So long as our shares are listed on the NYSE, our Board shall include such number of “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require.

Audit Committee
We have established an audit committee of the board of directors, comprised of Eric Grubman, John Collins, John Le Poidevin and Natara Holloway Branch, each of whom is independent under the applicable rules of the SEC and the NYSE. Mr. Le Poidevin is the chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE and our Board has determined that Mr. Le Poidevin qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
The audit committee has a charter, which details the principal functions of the audit committee, including:
•evaluating the performance of the registered public accounting firm or firms engaged as our independent outside auditors for the purpose of preparing or issuing an audit report or performing audit services (the “Auditors”) and assessing their independence and qualifications, to determine whether to retain, or to terminate, the engagement of the existing Auditors, or to appoint and engage a different independent registered public accounting firm;
•reviewing a report by the Auditors describing the firm’s internal quality-control procedures and any material issues raised by the firm’s most recent internal quality-control review or peer review or by any inquiry or investigation by governmental or professional authorities, within the preceding five years;
•monitoring the rotation of the partners of the Auditors on our audit engagement team;

•monitoring the independence of the Auditors;
•reviewing, upon completion of the audit, the financial statements;
•conferring with management and the Auditors, as appropriate, regarding the scope, adequacy and effectiveness of internal control over financial reporting including responsibilities, budget and staff of the internal audit function;
•reviewing and discussing with management and, as appropriate, the Auditors, our guidelines and policies with respect to risk assessment and risk management as relates to financial and accounting reporting; and
•investigating any matter brought to the attention of the Audit Committee within the scope of its duties, if necessary or appropriate.

Nominating and Corporate Governance Committee
We have established a nominating and corporate governance committee of the board of directors, comprised of John Collins, John Le Poidevin and Robert James Dutnall. Our Board has determined that Messrs. Collins and Le Poidevin are independent under NYSE listing rules. Pursuant to an exemption to the NYSE listing standards for foreign private issuers, we are not required to have a nominating and corporate governance committee composed entirely of independent directors, and we are relying upon that exemption from the NYSE listing standards, as Mr. Dutnall is not independent by virtue of having previously served as a consultant to our company in the past three years and receiving compensation in that capacity. Our Board does not believe that Mr. Dutnall’s lack of independence under NYSE listing rules impairs his ability to serve effectively on the nominating and corporate governance committee and that he otherwise meets the standards and charter for the nominating and corporate governance committee. Mr. Collins is the chairman of the committee. The nominating and corporate governance committee charter details the principal functions of the nominating and corporate governance committee.
The Nominating and Corporate Governance Committee is responsible for, among other things:
•identifying, reviewing and evaluating candidates to serve on our Board as well as recommending candidates to the Board to serve as nominees for director for the annual meeting of shareholders;
•assessing the performance of management and the Board;
•overseeing the Board committee structure and operations;
•developing a set of corporate governance policies; and
•reviewing the processes and procedures used to provide information to the Board and its committees
Guidelines for Selecting Director Nominees
The nominating and corporate governance committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating and corporate governance committee charter, generally provide that persons to be nominated should:
•have demonstrated notable or significant achievements in business, education or public service;
•possess the requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and
•have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.
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
No parties have contractual director nomination rights.

Compensation Committee
We have established a compensation committee comprised of Eric Grubman, John Le Poidevin and Robert James Dutnall. The Board has determined that Messrs. Grubman and Le Poidevin are independent. Pursuant to an exemption to the NYSE listing standards for foreign private issuers, we are not required to have a compensation committee composed entirely of independent directors. We are relying upon such exemption from the NYSE listing standards, as Mr. Dutnall is not independent under those rules. The Board does not believe Mr. Dutnall’s lack of independence impairs his ability to serve effectively on the compensation committee and that he otherwise meet the standards and charter for the compensation committee. Mr. Grubman is the chairman of the compensation committee.
The compensation committee has a charter, which details the principal functions of the compensation committee, including:
•reviewing, modifying (as needed) and approving our overall compensation strategy and policies, including reviewing and approving corporate goals and objectives, evaluating and recommending to the Board for approval our compensation plans and programs, and reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management, as appropriate;
•reviewing and approving the individual and corporate goals and objectives of our Chief Executive Officer that are periodically established as well as determining and approving the compensation and other terms of employment of our Chief Executive Officer;
•reviewing and recommending to the Board the type and amount of compensation to be paid or awarded to non-employee Board members, including consulting, retainer, meeting, committee and committee chair fees, as well as any equity awards;
•recommending to the Board the adoption amendment and termination of our share option plans, share appreciation rights plans, pension and profit sharing plans, incentive plans, share bonus plans, share purchase plans, bonus plans, deferred compensation plans and similar programs;
•reviewing and establishing appropriate insurance coverage for our directors and officers;
•providing recommendations to the Board on compensation-related proposals to be considered at our annual meeting of shareholders, as applicable, including the frequency of advisory votes on executive compensation;
•preparing and reviewing the Compensation Committee report on executive compensation to be included in our annual proxy statement, if required in accordance with applicable SEC rules and regulations; and
•reviewing, discussing and assessing its own performance at least annually as well as reviewing and assessing the adequacy of its charter periodically, and recommending any proposed changes to the Board for its consideration
The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel, accounting or other advisers or consultants and is directly responsible for the appointment, compensation and oversight of the work of any such adviser or consultant. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Board.

Risk Committee Information and Risk Oversight
We have established a risk committee comprised of Robert James Dutnall, Richard Hasson, Alinda Van Wyk, Jonathan Jossel and John Le Poidevin. Mr. Dutnall is the chair of the risk committee. The risk committee has a written charter. The purpose of the risk committee is to assist the board of directors in overseeing and considering the appropriateness of the risk management activities designed and implemented by management. The risk committee and board of directors also consider specific risk topics, including risks associated with our strategic initiatives, business plans and capital structure. Management, including our executive officers, is primarily responsible for managing the risks associated with our operations and business and provides appropriate updates to the board of directors and the risk committee. The board of directors delegates to the risk committee oversight of its risk management process, and our other board committees also consider risk as they perform their respective committee responsibilities. All committees report to the board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.
Shareholder Communication with the Board of Directors
Shareholders and interested parties may communicate with the Super Group Board, any committee chairperson or the independent directors as a group by writing to the Super Group Board or committee chairperson in care of Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

D.	Employees
Together with our subsidiaries, we currently manage approximately 3,900 staff with teams in 19 countries. 97% of employees are permanently employed and the remainder are contractors.
We believe that our staff are adequately dispersed geographically for purposes of reducing geopolitical risks that we would otherwise be more exposed to if its operations were more highly centralized. We utilize some offices as off-site data backup locations for each other and have contingency plans in place for the rapid relocation of necessary staff to alternate locations in the case of natural or other disasters.
We believe that we benefit from low staff turnover. Over 300 employees have been employed by us or our subsidiaries for more than 10 years and an appreciable number for more than 20 years.
None of our employees are represented by a labor union. We have not experienced any work stoppages, and generally consider our relations with our employees to be good.

E.	Share Ownership
Ownership of the our ordinary shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership of the Company as of March 31, 2023 by
•each beneficial owner of more than 5% of our ordinary shares;
•each executive officer or a directors; and
•all of our executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of the Company is based on 498,511,643 Super Group ordinary shares issued and outstanding as of March 31, 2023.

	Number of Shares	Percentage
Directors and Executive Management
Alinda Van Wyk (1) (2)	1,577,544	*
Neal Menashe (1) (3)	17,025,322	3.4%
Richard Hasson (1) (4)	3,039,822	*
Robert James Dutnall (1)	16,668	*
John Le Poidevin (1)	-	*
Eric Grubman (7)	3,426,940	*
John Collins (10)	3,349,212	*
Natara Holloway Branch	25,000	*
Jonathan Jossel	-	*
All directors and executive officers as a group (8 persons)	28,460,508	5.7%
Other 5% Shareholders
Knutsson Limited (5) (6)	236,706,749	47.5%
Chivers Limited (8) (9)	98,401,158	19.7%

*	Less than 1%.

(1)	The business address of this shareholder is Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

(2)
Bellerive Trust Limited as Trustee of the Agape Trust is the registered holder of 1,561,513 shares. Alinda Van Wyk is a beneficiary of the Agape Trust, but does not possess sole or shared voting or investment power over such shares. In addition Alinda Van Wyk is the holder of record of 16,031 shares.

(3)	Bellerive Trust Limited as Trustee of the Panther Trust is the registered holder of 4,198,803 of such shares and Earl Fiduciary AG as Trustee of the Turtle Trust is the registered holder of 12,749,156 of such shares. Neal Menashe is a beneficiary of the Panther Trust and the Turtle Trust, but does not possess sole or shared voting or investment power over such shares. In addition Neal Menashe is the holder of record of 77,363 shares.

(4)
Bellerive Trust Limited as Trustee of the Hamilton Trust is the registered holder of 3,019,210 shares. Richard Hasson is a beneficiary of the Hamilton Trust, but does not possess sole or shared voting or investment power over such shares. In addition Richard Hasson is the holder of record of 20,612 shares.

(5)	The business address of the above entity is 24 North Quay, Douglas, Isle of Man, IM1 4LE.

(6)	Knutsson Limited is beneficially owned by Ridgeway Associates Limited as trustees for the Alea Trust. Ridgeway Associates Limited is a professional trustee company whose professional directors change from time to time. None of the directors of Ridgeway Associates Limited, nor Ridgeway Associates Limited itself, have an economic interest in the Alea Trust or in Knutsson Limited.

(7)
Eric Grubman is the holder of record of 1,729,134 ordinary shares. Eric Grubman is also the trustee of the EKC2012 Trust, which is the holder of record of 848,903 ordinary shares, and has sole voting and investment control over the securities held by the EKC2012 Trust. As such, Mr. Grubman may be deemed to beneficially own the securities held by the EKC2012 Trust. Elizabeth Compton, Eric Grubman’s wife, is the trustee and a beneficiary of the EPG2012 Trust, which is the holder of record of 848,903 ordinary shares, and has sole voting and investment control over the securities held by the EPG2012 Trust. As such, Elizabeth Compton and Eric Grubman may be deemed to beneficially own the securities held by the EPG 2012 Trust.

(8)	The business address of the above entity is Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP.

(9)	Chivers Limited is beneficially owned by Waddle Limited as corporate trustee of the Chivers Trust. Waddle Limited is a professional trustee company whose professional directors change from time to time. None of the directors at Waddle Limited, nor Waddle Limited itself, have an economic interest in the Chivers Trust or in Chivers Limited.

(10)	John Collins is the holder of record of 3,349,212 ordinary shares.

Holders
As of March 31, 2023, we had approximately 12 shareholders of record of our ordinary shares. We estimate that as of March 31 , 2023, approximately 32.35% of our outstanding ordinary shares are held by 9 U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

B.	Related Party Transactions
Post-Business Combination Arrangements
In connection with the Business Combination, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements are described in detail in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 20, 2022. As of December 31, 2022, there are no material continuing obligations under any of those agreements.
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

C.	Interests of Experts and Counsel.
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements
See Item 17 of this Report for consolidated financial statements of Super Group (SGHC) Limited.

B.	Significant Changes
Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details
Our ordinary shares are listed on the NYSE under the symbol “SGHC”.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ordinary shares are listed on the NYSE under the symbol “SGHC”.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not required.

B.	Memorandum and Articles of Incorporation
Our Memorandum of Incorporation provides that the objects and powers of Super Group (SGHC) Limited are not restricted and our Articles of Incorporation (or the “Articles”), permit us to engage in any lawful act or activity for which companies may be organized under the Companies (Guernsey) Law, 2008 (as amended) (the “Guernsey Companies Law”).
The Articles grant the Board of Directors all the powers necessary for managing, directing and supervising the management of our business our affairs.
We are authorized to issue an unlimited number of shares of any class. Our Board may authorize, and we may create and issue, additional classes of shares, including preferred shares. Such additional classes of shares will have such rights and restrictions as may be determined by the Board.
The holders of ordinary shares are entitled to such dividends as may be declared by the Board, subject to the Guernsey Companies Law and our Governing Documents. Dividends and other distributions authorized by the Board in respect of the issued and outstanding ordinary shares shall be paid in accordance with the Governing Documents and shall be distributed among the holders of ordinary shares on a pro rata basis.
Ordinary shares entitle the holder (i) on a show of hands, to one vote and (ii) on a poll, to one vote for each ordinary share registered in the name of the holder on all matters upon which the ordinary shares are entitled to vote (whether in person or by proxy). Voting at any shareholders’ meeting is by way of poll, unless otherwise determined by the Board or shareholders in accordance with the Guernsey Companies Law.
Where ordinary shares have been admitted to settlement by means of the uncertificated system operated by the Depository Trust Company (“DTC”) (or any other uncertificated system to which our shares are admitted to settlement) (an “uncertificated system”), any shareholder may transfer all or any of his or her ordinary shares in accordance with and subject to the rules issued by DTC (or such other operator as may operate the relevant uncertificated system) (the “Rules”) and no written instrument of transfer shall, subject to the Rules, be required.
In addition, our Governing Documents provide (without limitation) that the Board may, subject to the Rules, decline to recognize any transfer of our ordinary shares which are admitted to settlement on an uncertificated system if (i) the transfer is in breach of the Rules or (ii) the transfer would prevent dealings in the share from taking place on an open and proper basis on the NYSE. The transfer of our ordinary shares is also subject to any relevant securities laws (including the Exchange Act).
We may purchase our ordinary shares on a stock exchange if the acquisition is approved in advance by an Ordinary Resolution which complies with the requirements of the Guernsey Companies Law (which may be general or limited to shares of a particular class or description). We may also purchase our own ordinary shares in privately negotiated transactions if the terms of the contract to acquire such shares are approved in advance by an Ordinary Resolution (again, which complies with the requirements of the Guernsey Companies Law).
Our Governing Documents provide that our ordinary shares are redeemable by agreement between us and the relevant shareholder. However, any such redemption would need to be effected on a pro rata basis unless all other shareholders entitled to participate waive their participation rights.
We may not buy back or redeem any ordinary share unless the Board has made a statutory solvency determination that it is satisfied on reasonable grounds that we will, immediately after the buy back or redemption, satisfy the solvency test set out in the Guernsey Companies Law (meaning that we are able to pay our debts as they become due and that the value of our assets is greater than the value of our liabilities).

There are no automatic conversion rights which attach to our ordinary shares. Our Governing Documents do, however, provide that (i) the whole or any particular class or part of a class of shares may be re-designated as shares of another class and (ii) shares the nominal amount of which is expressed in a particular currency may be converted into shares of a nominal amount of a different currency, in each case where shareholders approve such action by Ordinary Resolution.
We have a first and paramount lien and charge on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares. Such lien or charge shall extend to all dividends and distributions from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of our lien and charge (if any) on such shares.
Our directors may at any time make calls upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium) and each shareholder shall pay to us at the time and place appointed the amount called.
If a shareholder fails to pay any call or installment on the day appointed, our directors may serve notice requiring payment of so much of the call or installment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by us by reason of non-payment. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made and subject to the Guernsey Companies Law, be forfeited by a resolution of our directors to that effect. Such forfeiture shall include all dividends or other distributions declared in respect of the forfeited share and not actually paid before the forfeiture. A forfeited share shall be deemed to be our property and, subject to the provisions of the Guernsey Companies Law and our Governing Documents, may be sold, re-allotted or otherwise disposed of on such terms as our directors may determine. A person whose shares have been forfeited shall cease to be a shareholder in respect of those shares but shall remain liable to pay to us all moneys which, at the date of forfeiture, were payable to us in respect of the shares together with interest from the date of forfeiture until payment at such rate as our directors may determine.
Our directors may accept from any shareholder on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

C.	Material Contracts
Share Repurchase Program
On January 11, 2023, our Board authorized the repurchase of up to $25 million of ordinary shares through December 31, 2023. This time frame can also be extended or shortened by the Board of Directors, and we are not obligated to repurchase any shares. Repurchases, if any, will be made from time to time on the open market at prevailing prices or in negotiated transactions off the market.
Warrant Exchange and Consent Solicitation
On December 14, 2022, we closed our Offer and Consent Solicitation relating to our outstanding (i) public warrants to purchase ordinary shares, no par value, and (ii) private placement warrants to purchase ordinary shares. The Consent Solicitation solicited consents from holders of the warrants to amend the warrant agreement. We issued 5,332,141 ordinary shares in exchange for the public warrants tendered in the Offer. We also exercised our rights, in accordance with the terms of the Warrant Amendment, to (i) to exchange all remaining untendered public warrants for ordinary shares at a ratio of 0.225 ordinary shares per public warrant and (ii) to cancel any remaining private placement warrants for no consideration, following which no public or private warrants remained outstanding. The last day of trading for the warrants was December 23, 2022.
Following completion of the Offer and Consent Solicitation on December 14, 2022, there were approximately 495,529,610 ordinary shares outstanding (an increase of approximately 1.09% from prior to the tendered exchange of warrants) and following completion of the Post-Offer Exchange there were approximately 495,793,215 ordinary shares outstanding (an increase of approximately 1.14% from prior to the exchange (tendered or untendered) of the warrants).
Under the terms of the Business Combination Agreement, certain shareholders of the Company (the “Pre-Closing Holders,” as defined in the Business Combination Agreement) had contingent rights to receive up to 50,969,088 ordinary shares (the “Earnout Shares”). Conditional upon the completion of the Offer and Consent Solicitation, the Pre-Closing Holders waived their respective rights to receive any Earnout Shares arising from our earnout obligation under the Business Combination Agreement. Upon the completion of the Offer and Consent Solicitation, no further ordinary shares are issuable under the Business Combination Agreement.

Business Combination Agreement
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
Pursuant to the Business Combination Agreement, the following occurred: (a) SEAC’s issued and outstanding shares of SEAC Class B common stock converted automatically on a one-for-one basis into shares of SEAC Class A common stock; and (b) Merger Sub merged with and into SEAC, with SEAC continuing as the surviving company, as a result of which (i) SEAC became a wholly-owned subsidiary of Super Group; (ii) each issued and outstanding unit of SEAC, consisting of one share of SEAC Class A common stock and one-half of one warrant, were automatically detached, (iii) each issued and outstanding share of SEAC Class A common stock, was converted into the right to receive one Super Group ordinary share; and (iv) each issued and outstanding SEAC warrant to purchase a share of SEAC Class A common stock became exercisable for one Super Group ordinary share.
See Item 4.B for descriptions of Material Contracts.

D.	Exchange Controls
There is no exchange control legislation or regulation in Guernsey except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E.	Taxation
Material Tax Considerations
Material U.S. Federal Income Tax Considerations
This section describes the material U.S. federal income tax considerations applicable to U.S. Holders of the ownership and disposition of our ordinary shares. This section addresses only those holders that hold ordinary shares as a capital asset (generally property held for investment). This section does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:
•financial institutions or financial services entities;
•insurance companies;
•specified non-U.S. corporations including “controlled foreign corporations,” and “passive foreign investment companies” (each as defined in the Internal Revenue Code of 1986, as amended (the “Code”) or corporations that accumulate earnings to avoid U.S. federal income tax;
•mutual funds;
•pension plans;
•S corporations;
•broker-dealers;
•traders in securities including taxpayers subject to mark-to-market treatment;
•regulated investment companies;
•real estate investment trusts;

•trusts and estates;
•tax-exempt organizations (including private foundations);
•partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes);
•governments or agencies or instrumentalities thereof;
•investors that hold ordinary shares as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;
•investors that have a functional currency other than the U.S. dollar;
•accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;
•U.S. expatriates or former long-term residents of the United States;
•investors subject to the U.S. “inversion” rules;
• holders owning or considered as owning (directly, indirectly, or through attribution) five percent (measured by vote or value) or more of our ordinary shares; or
•persons who received any ordinary shares issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation.
This description in this section does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of ordinary shares, the tax treatment of such partnership and any person treated as a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding ordinary shares, you are urged to consult your tax advisor regarding the tax consequences to you of the ownership and disposition of ordinary shares by the partnership.
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
EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.
For purposes of the description set forth in this section, a “U.S. Holder” is a beneficial owner of our ordinary shares that is:
•an individual who is a U.S. citizen or resident of the United States for U.S. federal income tax purposes;
•a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Treatment of the Company as a non-U.S. Corporation for U.S. Federal Income Tax Purposes
Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, the Company, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Guernsey incorporated entity and tax resident of Guernsey, would generally be classified as anon-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause anon-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes.
The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance as to their application. Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., anon-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation before the acquisition hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation (the “Ownership Test”).
Based on the complex rules for determining share ownership for purposes of the Ownership Test and certain factual assumptions., We are not expected to satisfy the Ownership Test. As a result, we believe that we will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.
Furthermore, the interpretation of Treasury Regulations relating to the Ownership Test is subject to uncertainty, and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect our status as a non-U.S. entity for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.
If it were determined that we will be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, we would be liable for U.S. federal income tax on our income just like any other U.S. corporation, and U.S. Holders and Non-U.S. Holders (as defined below) of our ordinary shares would be treated as holders of stock of a U.S. corporation.

Dividends and Other Distributions on Ordinary Shares
Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on our ordinary shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that we pay to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States (although Guernsey does not currently have an applicable tax treaty with the United States with respect to the elimination of double taxation), and, in each case, we are not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares
Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of ordinary shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such ordinary share in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary share exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of ordinary shares could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes.
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
Based on the nature of our business and the valuation of our assets, including goodwill, we believe that we were not a PFIC for the taxable year ended December 31, 2022. However, no assurances regarding our PFIC status can be provided for current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on a variety of factors that are subject to uncertainty, including the characterization of transactions we entered into during 2022 or may enter into in the future and our corporate structure. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the current taxable year or any future taxable year.
If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ordinary shares, even if we ceased to meet the threshold requirements for PFIC status in any particular year, unless an applicable PFIC election (or elections) has been made with respect to the ordinary shares (to the extent available), as described below under the heading “ — PFIC Elections.”
If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Generally, any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares (which may include gain realized by reason of transfers of ordinary shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares) would be subject to tax under the following rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.
PFIC Elections
In general, if we are determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of our ordinary shares by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which our taxable year ends and each subsequent taxable year. However, a U.S. Holder may make a QEF election with respect to our ordinary shares only if we annually provide such U.S. Holder with certain tax information, and we currently do not intend to prepare or provide such information. As a result, the QEF election is not expected to be available to a U.S. Holder and the remainder of this disclosure assumes that such election will not be available. If we are a PFIC and our ordinary shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences described above if such U.S. Holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) ordinary shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its ordinary shares at the end of such year over its adjusted basis in its ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its ordinary shares will be treated as ordinary income.
The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market with respect to our ordinary shares under their particular circumstances.
Related PFIC Rules
If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower- tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
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
The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares are urged to consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

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
THE DESCRIPTION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH ABOVE MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.
Additional Reporting Requirements
Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold ordinary shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ordinary shares.
Island of Guernsey Tax Considerations
The following summary of the anticipated tax treatment in Guernsey applies to persons holding ordinary shares as an investment and the potential tax treatment, depending on the individual status of investors, on our shareholders resident in Guernsey. The summary does not constitute legal or tax advice and is based on taxation law and published Revenue Service practice in Guernsey at the date of this document, which is subject to change, possibly with retroactive effect. Prospective investors should be aware that the level and bases of taxation may change from those described and should consult their own professional advisers on the implications of making an investment in, holding or disposing of our ordinary shares under the laws of the countries in which they are liable to taxation.
For the purposes of this section only (Island of Guernsey Tax Considerations), any references to "we", "us" or "our" are to Super Group (SGHC) Limited and not its subsidiaries, unless expressly stated otherwise.
Taxation of Our Company
We are resident for tax purposes in Guernsey and subject to the company standard rate of income tax in Guernsey, currently charged at the rate of 0%. We will be taxed at the company standard rate of income tax provided our income does not include income arising from:
•certain types of banking business;
•the provision of custody services when carried on by an institution or business that carries on certain types of banking business;
•the carrying on of regulated activities within the meaning of the Regulation of Fiduciaries, Administration Businesses and Company Directors, etc. (Bailiwick of Guernsey) Law, 2020, as amended, by a licensed fiduciary within the meaning of that law;
•the provision to an unconnected third party of any administrative, secretarial or clerical services in relation to a controlled investment within the meaning of the Protection of Investors (Bailiwick of Guernsey) Law, 2020 (the “POI Law”);
•the provision of investment management services to persons other than collective investment schemes or entities associated with collective investment schemes, by a person who is licensed to provide such services under POI Law;

•the carrying on of insurance business which is domestic business within the meaning of the Insurance Business (Bailiwick of Guernsey) Law, 2002, as amended, by a licensed insurer within the meaning of that law;
•the carrying on of business as an insurance manager or as an insurance intermediary within the meaning of the Insurance Managers and Insurance Intermediaries (Bailiwick of Guernsey) Law, 2002, as amended, by a licensed insurance manager or intermediary within the meaning of that law;
•the operation of an investment exchange within the meaning of the POI Law by a person who is licensed to operate such an exchange under that law;
•the provision of compliance and other related services to a person or body of persons who holds or is deemed to hold a license, registration or authorization from the Guernsey Financial Services Commission under certain Guernsey regulatory laws;
•the operation of an aviation registry in accordance with the Aviation Registry (Guernsey) Law, 2013, as amended;
•trading activities regulated by the Guernsey Competition and Regulatory Authority;
•the importation and/or supply of gas or hydrocarbon oil in Guernsey;
•large retail business carried on in Guernsey where the company has taxable profits arising or accruing from which in any year of charge exceed £500,000;
•the business of the cultivation of the cannabis plant or its use for the production of industrial hemp, supplements and certain other products or any processing of it or any other activity or use, in each case under the authority of a license issued by the Committee for Health & Social Care under the Misuse of Drugs (Bailiwick of Guernsey) Law, 1974, as amended or, as the case may be, Misuse of Drugs (Bailiwick of Guernsey) Ordinance, 1997, as amended (together “MD Legislation”);
•the business of the prescribed production of controlled drugs or their prescribed use in any production, processing, activity or other use, in each case under the authority of a license issued by the Committee for Health & Social Care under MD Legislation; or
•the ownership of land and buildings situate in Guernsey.
It is not intended that our income will be derived from any of those sources.
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
To the extent that we generate gross income from an in-scope activity under the ESR, then it may be required to comply with the ESR.
Taxation of Our Shareholders
Shareholders who are not resident in Guernsey (which includes Alderney and Herm) will not suffer any tax in Guernsey in respect of any distributions or income of a similar nature made to them by us in respect of their holding of ordinary shares provided such payments are not to be taken into account in computing the profits of any permanent establishment in Guernsey through which such shareholder carries on business in Guernsey.

A shareholder who is resident in Guernsey (which includes Alderney and Herm) for Guernsey tax purposes, or who is not so resident but carries on business in Guernsey through a permanent establishment to which the holding of ordinary shares is attributable, will incur Guernsey income tax at the applicable rate on dividends paid to that shareholder by us. Where such shareholder is an individual, we are responsible for the deduction of tax from dividends and the accounting of that tax to the Director of the Revenue Service in Guernsey in respect of dividends paid by us to such Shareholder.
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
We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by our independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at1-800-SEC-0330for further information on the public reference room.

I.	Subsidiary Information
Not applicable.

J.	Annual Report to Security Holders
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Report under Item 5.A.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.
Not applicable.

B.	Warrants and Rights.
Not required

C.	Other Securities.
Not applicable.

D.	American Depositary Shares.
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2022. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, the design and operation of the Company's disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting described below which has not been remediated.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2022. This assessment was performed under the direction and supervision of our Chief Executive Officer and Chief Financial Officer, and used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2022, our internal control over financial reporting was not effective. In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management’s evaluation of internal control over financial reporting excluded the internal control activities of Verno Holdings Limited, which we acquired on September 1, 2022, as discussed in Note 4 “Business Combinations” to the consolidated financial statements. We have included the financial results of Verno Holdings Limited in the consolidated financial statements from the date of acquisition. Total assets, net assets, revenue, and net profit subject to Verno Holdings Limited’s internal control over financial reporting each represented less than five percent of our consolidated total assets, net assets, revenue, and net profit, excluding acquisition method fair value adjustments, respectively, for the fiscal year ended December 31, 2022. Management has reviewed its assessment with the Audit Committee.
The Company had previously identified two material weaknesses in internal control over financial reporting that were described in our evaluation of Disclosure Controls and Procedures, which was included in the Company's Form 20-F for the year ended December 31, 2021, together with measures being undertaken in order to remediate the material weaknesses. During 2022, the Company also identified an additional material weakness that was described in the Company’s Form F-4 Registration Statement filed with the Securities and Exchange Commission on November 10, 2022.
For the year ended December 31, 2021, the material weaknesses related to (i) the fact that policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not operating effectively and consistently for the full period across the entire business or were not designed appropriately and in place, and (ii) inadequate internal controls over the retention of records and timely application of records in management’s accounting assessments and conclusions. We have undertaken measures to remediate these material weaknesses for the year ended December 31, 2022, with the oversight of the Audit Committee of our Board of Directors, including implementation of improved processes and internal controls, as well as building our financial management and reporting infrastructure and hiring additional consultants and staff. Our improved processes and controls include timely review and supervision of our accounting and reporting functions by our management and the Board of Directors. Our management has concluded that the above material weaknesses have been remediated as of December 31, 2022.

For the year ended December 31, 2022, the material weakness related to the application of IFRS reporting requirements in respect of the classification and measurement of material financial statement balances and disclosures.
In our press release announcing the Company’s preliminary financial results for the quarter and year ended December 31, 2022 included in Form 6-K furnished to the Securities and Exchange Commission on March 14, 2023, we had not yet determined and did not recognize the unrealized loss from the recurring fair value measurement for a derivative liability to sell B2B Division of DGC as described in Note 19 of the accompanying consolidated financial statements. As a result of this non-recognition, we concluded that the material weakness related to the application of IFRS reporting requirements in respect of the classification and measurement of material financial statement balances and disclosures has not been remediated as of December 31, 2022.
Although we have made progress to enhance our in-house accounting and finance function, our management and our independent registered public accounting firm concluded, in connection with the audit of our consolidated financial statements as of the year ended December 31, 2022, that the material weakness is not sufficiently remediated. We will continue to engage with third party specialists, as required, for complex accounting matters, as well as accelerate timing of operation of key financial reporting processes for the application of IFRS reporting requirements in respect of the classification and measurement of material financial statement balances and disclosures. We expect that remediation of this material weakness will be completed prior to the end of fiscal year 2023.

C.    Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Super Group (SGHC) Limited
St Peter Port, Guernsey
Opinion on Internal Control over Financial Reporting
We have audited Super Group (SGHC) Limited’s (the “Company’s”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as “the consolidated financial statements”) and our report dated April 27, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15B, Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying “Item 15B, Management’s Annual Report on Internal Control over Financial Reporting”, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Verno Holdings Limited, which was acquired on September 1, 2022 and which is included in the consolidated statement of financial position as of December 31, 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended. Verno Holdings Limited constituted 4% and 3% of total assets and net assets, respectively, as of December 31, 2022, and 2% and 1% of revenues and net income, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Verno Holdings Limited because of the timing of the acquisition which was completed on September 1, 2022. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Verno Holdings Limited.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. A material weakness regarding the application of IFRS reporting requirements in respect of the classification and measurement of material financial statement balances and disclosures has been identified and described in management’s assessment. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated April 27, 2023 on those consolidated financial statements.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO LLP
BDO LLP
London, United Kingdom
April 27, 2023

D.    Changes in Internal Control over Financial Reporting
In 2022, we continued the implementation of our plan to strengthen our internal controls over financial reporting, including taking the following actions:
•Developing and implementing additional policies and procedures to enhance the reliability of our financial reporting across various functions, including information technology.
•Engaging with third party specialists, as required, for complex accounting matters.
•Recruiting additional qualified personnel with relevant experience in IFRS accounting and reporting.
We believe, despite the identified material weakness explained above, these steps have enhanced the quality of our internal controls and procedures and reliability of our financial reporting as of December 31, 2022.
Other than the actions described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that John Le Poidevin is an “audit committee financial expert” as defined by the SEC and that he is independent within the meaning of the rules of the NYSE. For details of John Le Poidevin's experience see Item 6A. (Directors, Senior Management and Employees).

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
The table below summarizes the fees for professional services rendered by BDO LLP for the audit of our annual financial statements of Super Group (SGHC) Limited for the years ended December 31, 2022 and 2021.

	For the year ended December 31, 2022	For the year ended December 31, 2021
Audit Fees	€7,084,250	€3,367,000
Audit-Related Fees	€5,000	€5,000
Tax Fees	€331,000	€331,000
All Other Fees	€0	€0
Total Fees	€7,420,250	€3,703,000
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
There were no “All Other Fees” billed or paid during 2022 or 2021.
“Tax Fees” are the aggregate fees billed for tax advisory and compliance services.
The Super Group audit committee pre-approves all audit service provided to our company by BDO LLP. Where any non-audit services are proposed to be provided by BDO LLP the Audit Committee give full consideration to the financial and other implications on the independence of BDO LLP arising from the proposed non-audit services and any such services will then require the prior approval of the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On January 11, the Board authorized the repurchase of up to $25 million of ordinary shares through December 2023. We are in the early stages of the share repurchases.

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

2.1	Description of Securities.*

4.1
Business Combination Agreement, dated as of April 23, 2021, by and among Sports Entertainment Acquisition Corp., SGHC Limited, Super Group (SGHC) Limited, Super Group (SGHC) Merger Sub Inc., and Sports Entertainment Acquisition Holdings LLC (incorporated by reference to Exhibit 2.1 of Sports Entertainment Acquisition Corp.’s Current Report on Form 8-K filed with the SEC on April 26, 2021).+

4.2
Amended and Restated Registration Rights Agreement, dated January 27, 2022, by and among Sports Entertainment Acquisition Holdings LLC, SGHC Limited, the SGHC Holders, the Sponsor Holders, Super Group (SGHC) Limited, and Sports Entertainment Acquisition Corporation.*

4.3
Form of Indemnification Agreement, dated October 2, 2020, between SEAC and each of the officers and directors of SEAC (incorporated by reference to Exhibit 10.7 of SEAC’s Current Report on Form 8-K filed with the SEC on October 7, 2020). #

4.4	SGHC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.15 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).#

4.5	SGHC 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.17 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).#

8.1	List of Subsidiaries of Super Group (SGHC) Limited.*

12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of BDO LLP, independent registered public accounting firm*

Exhibit No.	Description
101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

#	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.
+	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SUPER GROUP (SGHC) LIMITED
April 27, 2023
	By:	/s/ Neal Menashe
		Name:	Neal Menashe
		Title:	Chief Executive Officer and Director

Super Group (SGHC) Limited
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Super Group (SGHC) Limited
St Peter Port, Guernsey
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Super Group (SGHC) Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 27, 2023 expressed an adverse opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Revenue recognition
As described in Notes 2 and 5, the Company’s revenue (€1,292.2 million) is comprised principally of online casino and sports betting revenues (€1,252.4 million) with the remaining element predominantly representing brand licensing revenue in respect of the use of the Betway brand by third parties.
We identified the risk that in respect of the Company’s online casino and sports betting revenues, significant and unusual manual revenue adjustments could be posted to player accounts within the gaming system, or directly to the accounting system itself, to alter the reported revenue figure.

The primary procedures we performed to address this critical audit matter included:
•Utilizing personnel with specialized knowledge and skills in IT audits, we used proprietary tools to interrogate transaction data and perform a full reconciliation of the opening to closing player liability balances from source gaming data to assist in the identification a complete population of manual adjustments.
•We profiled adjustments posted to player accounts and identified adjustment types considered most likely to be at risk of misstatement and investigated and substantively tested a sample of such adjustments.
Merger transaction with Sports Entertainment Acquisition Corp.
On January 27, 2022, the Company completed its merger with Sports Entertainment Acquisition Corp., a US listed special purpose acquisition company (“SEAC”) (the “Transaction”). Pursuant to the terms of the agreement, all outstanding shares of SEAC Class A common stock were cancelled and extinguished and converted into the right to receive one ordinary share of no par value of the Company. Management exercised significant judgement when accounting for the transaction under IFRS 2 Share-based Payment (“IFRS 2”) as described in Note 1 and Note 17. The structure and terms of the Transaction agreement and the related agreements were complex, particularly with respect to the earnout shares and public and private placements warrants. The right to receive these earnout shares was based on the share performance of the Company’s public share price hitting each tranche’s respective hurdle during the period of five years from the Transaction. In determining the fair value of the earnout shares, management used a Monte Carlo valuation model. For the private warrants, management determined the fair value based on a Black-Scholes valuation model.
Management was required to make judgments to determine the accounting treatment for the Transaction within the scope of IFRS 2 and estimating the fair value of the earnout shares and public and private placement warrants, including the volatility. Auditing that determination required complex analysis and consideration. In addition, there was subjectivity around the inputs to the valuation models. This resulted in an increased extent of audit effort, including the involvement of technical accounting and valuation specialists.
The primary procedures we performed to address this critical audit matter included:
•Assessed the information in the Transaction agreements to assess whether all key facts and circumstances were incorporated into management’s assessment of the accounting treatment.
•Evaluated management’s determination of the accounting treatment of the Transaction by analyzing specific facts and circumstances against relevant accounting guidance.
•With the assistance of valuation specialists:
◦Assessed certain key assumptions applied to assess whether significant assumptions, both in the aggregate, and for each individual assumption, are within a reasonableness range.
◦Evaluated the reasonableness of the valuation model itself.
Performed a full independent valuation to confirm the absolute value of the Company’s results, including the implementation of specific features.
/s/ BDO LLP
BDO LLP
We have served as the Company's auditor since 2013.
London, United Kingdom
April 27, 2023

Super Group (SGHC) Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the years ended December 31, 2022, 2021 and 2020

	Note	2022 € '000s	2021 € '000s	2020 € '000s
Revenue	5	1,292,210	1,320,658	908,019
Direct and marketing expenses	6	(979,300)	(896,494)	(612,689)
Other operating income		5,491	8,042	—
General and administrative expenses	6	(144,084)	(142,752)	(114,538)
Transaction fees	17.1	(22,969)	(7,107)	—
Depreciation and amortization expense	6	(66,729)	(83,560)	(55,407)
Profit from operations		84,619	198,787	125,385
Finance income		2,222	1,312	257
Finance expense	8	(1,345)	(6,370)	(10,991)
Gain on derivative contracts	19	4,148	15,830	—
Foreign exchange on revaluation of warrants and earnout liabilities	17.2, 17.3	(25,047)	—	—
Share listing expense	17.1	(126,252)	—	—
Change in fair value of warrant liability	17.2	34,518	—	—
Change in fair value of earnout liability	17.3	237,354	—	—
Change in fair value of options	19	6,292	—	—
Gain on bargain purchase	4	—	16,349	34,995
Profit before taxation		216,509	225,908	149,646
Income tax (expense)/benefit	9	(34,240)	9,970	(429)
Profit for the year		182,269	235,878	149,217

Profit for the year attributable to:
Owners of the parent		181,439	235,878	149,217
Non-controlling interest		830	—	—
		182,269	235,878	149,217
Other comprehensive loss items that may be reclassified subsequently to profit or loss
Foreign currency translation		(3,915)	(816)	(388)
Other comprehensive loss for the year		(3,915)	(816)	(388)
Total comprehensive income for the year		178,354	235,062	148,829

Total comprehensive income for the year attributable to:
Owners of the parent		177,524	235,062	148,829
Non-controlling interest		830	—	—
		178,354	235,062	148,829

Weighted average shares outstanding, basic	10	490,017,400	472,171,426	462,967,450
Weighted average shares outstanding, diluted	10	490,035,080	472,171,426	462,967,450

Earnings per share, basic	10	0.37	0.50	0.32
Earnings per share, diluted	10	0.37	0.50	0.32
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Financial Position
as at December 31, 2022 and 2021

	Note	2022 € '000s	2021 € '000s
ASSETS
Non‐current assets
Intangible assets	11	164,676	172,954
Goodwill	11	61,553	25,023
Property, plant and equipment	13	14,031	12,498
Right-of-use assets	20	14,165	14,541
Deferred tax assets	9	23,294	24,108
Regulatory deposits	19	11,809	8,594
Loans receivable	19	25,524	25,516
Investments in non-listed equity	19	1,781	1,686
		316,833	284,920
Current assets
Trade and other receivables	14	116,800	169,252
Income tax receivables		40,349	35,806
Restricted cash	19	148,240	60,296
Cash and cash equivalents	19	254,778	293,798
		560,167	559,152
TOTAL ASSETS		877,000	844,072

Non-Current liabilities
Lease liabilities	20	10,308	10,896
Deferred tax liability	9	8,707	9,248
Interest-bearing loans and borrowings	19	—	764
Derivative financial instruments	19	15,129	—
		34,144	20,908
Current liabilities
Lease liabilities	20	6,951	5,353
Deferred consideration	4,19	—	13,200
Interest-bearing loans and borrowings	19	1,203	3,008
Trade and other payables	15	155,304	147,353
Customer liabilities	19	50,246	51,959
Provisions	23	43,745	47,715
Income tax payables		50,761	40,524
		308,210	309,112
TOTAL LIABILITIES		342,354	330,020
EQUITY
Issued capital	16.1	289,753	269,338
Foreign exchange reserve	16.2	(6,009)	(2,094)
Retained profit		234,333	246,808
Equity attributable to owners of the parent		518,077	514,052
Non-Controlling Interest		16,569	—
EQUITY		534,646	514,052
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		877,000	844,072
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Changes in Equity
for the years ended December 31, 2022, 2021 and 2020

	Note	Issued capital € '000s	Foreign Exchange reserve € '000s	Earnout reserve € '000s	Retained profit/(Accumulated deficit) € '000s	Equity attributable to owners of the parent € '000s	Non-Controlling Interest € '000s	Total equity € '000s
Equity as at January 1, 2020		55,001	(890)	—	(128,287)	(74,176)	—	(74,176)
Profit for the year		—	—	—	149,217	149,217	—	149,217
Other comprehensive loss for the year		—	(388)	—	—	(388)	—	(388)
Total comprehensive income		—	(388)	—	149,217	148,829	—	148,829
Issue of share capital	16.1	6,221	—	—	—	6,221	—	6,221
Dividends paid	22	—	—	—	(10,000)	(10,000)	—	(10,000)
Total transactions with owners		6,221	—	—	(10,000)	(3,779)	—	(3,779)
Equity as at December 31, 2020		61,222	(1,278)	—	10,930	70,874	—	70,874

Equity as at December 31, 2020		61,222	(1,278)	—	10,930	70,874	—	70,874
Profit for the year		—	—	—	235,878	235,878	—	235,878
Other comprehensive loss for the year		—	(816)	—	—	(816)	—	(816)
Total comprehensive income		—	(816)	—	235,878	235,062	—	235,062
Issue of share capital	16.1	16,222	—	—	—	16,222	—	16,222
Shares issued to extinguish loans	16.1	202,625	—	—	—	202,625	—	202,625
Shares repurchased	16.1	(10,731)	—	—	—	(10,731)	—	(10,731)
Total transactions with owners		208,116	—	—	—	208,116	—	208,116
Equity as at December 31, 2021		269,338	(2,094)	—	246,808	514,052	—	514,052

Equity as at December 31, 2021		269,338	(2,094)	—	246,808	514,052	—	514,052
Profit for the year		—	—	—	181,439	181,439	830	182,269
Other comprehensive loss for the year		—	(3,915)	—	—	(3,915)	—	(3,915)
Total comprehensive income		—	(3,915)	—	181,439	177,524	830	178,354
Capital reorganization		—	—	—	(1,427)	(1,427)	—	(1,427)
Issue of share capital, net of transaction costs	17.1	226,349	—	—	—	226,349	—	226,349
Shares repurchased	17.1	(222,345)	—	—	—	(222,345)	—	(222,345)
Acquisition of new business	4	—	—	—	—	—	17,127	17,127
Dividends paid		—	—	—	—	—	(1,388)	(1,388)
RSU expense	18	—	—	—	24,261	24,261	—	24,261
Initial recognition of earnout liability	17.3	—	—	(249,955)	—	(249,955)	—	(249,955)
Derecognition of private warrants	17.2	—	—	—	746	746	—	746
Shares issued in exchange for public warrants	17.2	16,411	—	—	—	16,411	—	16,411
Derecognition of earnout liability	17.3	—	—	249,955	(217,494)	32,461	—	32,461
Total transactions with owners		20,415	—	—	(193,914)	(173,499)	15,739	(157,760)
Equity as at December 31, 2022		289,753	(6,009)	—	234,333	518,077	16,569	534,646

The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Cash Flows
for the years ended December 31, 2022, 2021 and 2020

	Note	2022 € '000s	2021 € '000s	2020 € '000s
Cash flows from operating activities
Profit for the year		182,269	235,878	149,217
Add back:
Income tax expense/(benefit)		34,240	(9,970)	429
Write off of goodwill	11	278	—	—
Loss on disposal of assets		2,383	2,184	88
Change in fair value of warrant liability	17.2	(34,518)	—	—
Change in fair value of earnout liability	17.3	(237,354)	—	—
Change in fair value of options	19	(6,292)	—	—
Gain on derivative contracts		(4,148)	(15,830)	—
Foreign exchange on revaluation of warrants and earnout liabilities	17.2, 17.3	25,047	—	—
Share listing expense	17.1	126,252	—	—
RSU expense	18	24,261	—	—
Depreciation and amortization expense	6	66,729	83,560	55,407
Provision for write-offs of trade and other receivables	14	8,618	2,608	—
Waiver of loans		1,335	(2,339)	—
Gain on bargain purchase		—	(16,349)	(34,995)
(Decrease)/increase in provisions	23	(3,935)	3,425	5,200
Finance income		(2,222)	(1,312)	(257)
Finance expense		1,050	5,861	10,991
Unrealized foreign currency loss/(gain)		2,910	101	(2,036)
Changes in working capital:
Decrease/(increase) in trade and other receivables		47,050	(19,192)	(30,940)
(Decrease)/increase in trade and other payables		(27,742)	(36,970)	8,679
(Decrease)/increase in customer liabilities		(4,170)	6,251	5,304
Change in restricted cash		(7,084)	(7,336)	2,814
Decrease in provisions		—	(706)	(13,666)
Cash from operating activities		194,957	229,864	156,235
Withholding taxes paid on subsidiaries dividends	9	(5,611)	(761)	(143)
Corporation tax rebates received		1,846	12,718	—
Corporation tax paid		(24,356)	(31,968)	(4,767)
Net cash flows from operating activities		166,836	209,853	151,325

Super Group (SGHC) Limited
Consolidated Statements of Cash Flows (continued)
for the years ended December 31, 2022, 2021 and 2020

	Note	2022 € '000s	2021 € '000s	2020 € '000s
Cash flows from investing activities
Cash received in interest		1,700	981	257
Acquisition of intangible assets		(21,229)	(23,606)	(10,142)
Acquisition of property, plant and equipment		(6,311)	(3,147)	(1,973)
Acquisition of businesses, net of cash acquired	4	7,282	19,813	29,835
Cash used in financial assets		(95)	(1,686)	—
Restricted cash guarantee		(79,293)	(40,795)	—
Issuance of loans receivable	19	(22,022)	(570)	(23,863)
Issuance of related party loans receivable		—	(640)	—
Receipts from loans receivable		8,528	34,337	—
Settled derivative contracts	19	17,132	2,846	—
Cash used in regulatory deposits		(2,215)	(5,693)	48
Net cash flows used in investing activities		(96,523)	(18,160)	(5,838)

Cash flows from financing activities
Shares repurchased	17.1	(224,322)	(10,731)	—
Proceeds from shares issued net of transaction costs	17.1	170,632	3,072	6,221
Cash paid for deferred consideration	19	(13,200)	(4,050)	(66,027)
Dividends paid to non-controlling interests		(1,388)	—	—
Dividends paid to owners of the parent	22	—	—	(10,000)
Proceeds from interest-bearing loans and borrowings		—	—	7,142
Repayment of interest-bearing loans and borrowings	19	(26,679)	(24,641)	(15,779)
Repayment of lease liabilities - interest	20	(1,196)	(532)	(707)
Repayment of lease liabilities - principal	20	(7,026)	(2,881)	(1,938)
Net cash flows used in financing activities		(103,179)	(39,763)	(81,088)

(Decrease)/increase in cash and cash equivalents		(32,866)	151,930	64,399
Cash and cash equivalents at beginning of the year		293,798	138,540	74,365
Effects of exchange rate fluctuations on cash held		(6,154)	3,328	(224)
Cash and cash equivalents at end of the year		254,778	293,798	138,540
Investing and financing transactions that do not require the use of cash and cash equivalents were not included in the Consolidated Statements of Cash Flows. Refer to notes 17 and 19 for additional information about these transactions.
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements

1	General information and basis of preparation
General information
Super Group (SGHC) Limited ("Super Group" or the "Company") is a holding company primarily engaged, through its operating subsidiaries, in the business of online sports betting and casino games.
The Company is a limited company incorporated under the Companies (Guernsey) Law, 2008 (the "Companies Law") on March 29, 2021. The registered office is located at Kingsway House, Havilland Street, St Peter Port, Guernsey.
Super Group and its subsidiaries (together the "Group") operate a number of interactive gaming services under licenses granted by gaming authorities in various countries. Super Group is the ultimate holding company of the Group. These interactive gaming services consist mainly of casino games of chance and sports betting. The Group is focused on the delivery of a converged interactive gaming experience allowing its customers to interact with its games under several brands on a variety of platforms. The Group also licenses the Betway brand to companies external to the Group.
The consolidated financial statements of the Group for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the Board of Directors on April 27, 2023.
Basis of preparation
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Super Group was incorporated with the purpose of reorganizing the previous group headed by SGHC Limited (hereinafter “SGHC”) and to execute an agreement dated April 23, 2021 with new investors (hereinafter the “Business Combination Agreement”) to effect a public listing of shares (hereinafter the “Transaction”) on the New York Stock Exchange ("NYSE"). On January 27, 2022 (the “Closing Date”) the Company completed the merger pursuant to the Business Combination Agreement, by and among SGHC, Super Group, Sports Entertainment Acquisition Corp ("SEAC"), a NYSE publicly traded special purpose acquisition company based in the United States, Super Group Holding Company Merger Sub, Inc ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Super Group, which resulted in the public listing of the Group.
Prior to the closing date, SGHC shareholders (“Pre-Closing Holders”) exchanged all issued shares in SGHC for newly issued shares in Super Group at an agreed ratio of 8.51 to 1. As a consequence of the exchange previously existing shareholders of SGHC obtained 458,721,777 ordinary shares in Super Group, equating to 93.58% of the issued capital of Super Group at the Closing Date. As a result of the share exchange prior to the closing, this ratio resulted in each individual SGHC shareholder maintaining the same ownership percentage in Super Group as each shareholder had in SGHC.
On the Closing date, SEAC merged with and into Merger Sub, with SEAC as the surviving company continuing as a wholly owned subsidiary of Super Group and at the effective time of the merger, each share of Class A common stock of SEAC was cancelled and extinguished and converted into the right to receive one ordinary share of no par value of Super Group.
Super Group could not be considered a separate entity acting in its own right, and the economic substance of its incorporation and the holding of SGHC shares constitutes a reorganization of the Group for the sole purpose of the public listing. As such, Super Group did not meet the definition of a business under IFRS 3 and therefore the transaction was accounted for as a capital reorganization. Under a capital reorganization, the consolidated financial statements of Super Group reflect the pre-combination book values. Consequently, management has concluded that Super Group should recognize in its consolidated financial statements the net assets of SGHC and subsidiaries as per their preceding carrying amounts, and that comparatives should be re-presented, as the consolidated financial statements of Super Group are a continuation of those of SGHC. The opening retained earnings of Super Group has been reflected in the Consolidated Statement of Changes in Equity as of the date of common control, which is determined to be January 27, 2022. Therefore, the comparable consolidated financial information as of December 31, 2021 and for the years ended December 31, 2021 and December 31, 2020 represent consolidated financial information of SGHC.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

1	General information and basis of preparation (continued)
Following the capital reorganization, SGHC is a wholly owned subsidiary of Super Group. The comparative financial statements are based on the operations of SGHC prior to the capital reorganization. Comparative earnings per share, basic and diluted were restated for the effect of the capital reorganization.
The accounting principles set out below, unless stated otherwise, have been applied consistently for all years presented in the consolidated financial statements. Super Group’s fiscal year ends December 31. All intercompany transactions are eliminated during the preparation of the consolidated financial statements.
These consolidated financial statements are presented in Euros being the currency of the primary economic environment in which the Company operates. Foreign operations are included in accordance with the policies set out in Note 2.11.
The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts presented are rounded to the nearest thousand except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies
The following principal accounting policies have been used consistently in the preparation of these consolidated financial statements.

2.1	Going concern
The accompanying consolidated financial statements of the Company have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation for at least a period of one year after the date these consolidated financial statements are issued, and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
Management continues to monitor the impact of various geopolitical events, including the disruption arising from the aftermath of the COVID-19 pandemic, elevated levels of global inflation, recessionary risks and the ongoing war in Ukraine.
After having reviewed in detail the current trading position, forecasts and prospects of the Group, and the terms of trade in operation with customers and suppliers, management is satisfied that the Group has sufficient resources available to continue in operational existence for the foreseeable future. Management have prepared cash flow forecasts that model the impact of the aforementioned events and concluded that the Group has the ability to manage its committed expenditure to ensure that it has sufficient working capital to continue to meet its obligations as they fall due.
The Group has recognized net profit of €182.3 million for the year ended December 31, 2022 (2021: €235.9 million), (2020: €149.2 million) and generated cash flows from operations for the year ended December 31, 2022 of €166.8 million (2021: €209.9 million) (2020: €151.3 million). As of December 31, 2022 current assets exceeded current liabilities by €252.0 million (2021: €250.0 million). The Group is in an retained profit position and has sufficient cash and cash equivalents as at December 31, 2022 to meet its current obligations.
Based on these factors, management has a reasonable expectation that the Group has and will have adequate resources to continue in operational existence for a period of at least one year from the date of issuance of these financial statements, April 27, 2023, and therefore have prepared the consolidated financial statements on a going concern basis.

2.2	Recent accounting pronouncements
The following amendments became effective in 2022, but did not have a material impact on the consolidated financial statements of the Group:
•Amendments to IAS 37: Onerous contracts - Cost of Fulfilling a Contract (effective date January 1, 2022);
•Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use (effective date January 1, 2022);
•Amendments to IFRS 1, IFRS 9 and IAS 41: Annual Improvements to IFRS Standards 2018 - 2020 (effective date January 1, 2022); and
•Amendments to IFRS 3: Reference to the Conceptual Framework (effective date January 1, 2022).

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.2	Recent accounting pronouncements (continued)
Standards issued not yet applied
The following IFRSs have been issued but have not been applied in these consolidated financial statements. Their adoption is not expected to have a material effect on the Group’s consolidated financial statements.
•Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies (effective date January 1, 2023);
•Amendments to IAS 8: Definition of Accounting Estimates (effective date January 1, 2023);
•Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective date January 1, 2023);
•IFRS 17 Insurance Contracts (effective date January 1, 2023); and
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current (effective date January 1, 2024); an
•Amendments to IFRS 16: Lease Liability in a Sale and Leaseback (effective date January 1, 2024).

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
When necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.
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
Online casino and sports betting
Revenues generated from online casino games and sports betting are classified as derivative financial instruments accounted for in accordance with IFRS 9, ‘Financial Instruments’. These derivatives are initially recognized at fair value, representing the amount staked by the customer adjusted for any customer incentives. They are subsequently remeasured when the outcome and the transaction price is known and the amount payable is confirmed, at which point the movement is recorded as a gain or loss in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. As such gains and losses arise from similar transactions, they are offset within revenue.
The Group recognizes revenue transactions at the fair value of the consideration received or receivable at the point the transactions are settled. Any open positions at year end are fair valued with the resulting gain or loss recorded in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. Customer liabilities related to these timing differences are accounted for as derivative financial instruments, further discussed in note 19.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.4	Revenue recognition (continued)
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
The transaction price for brand licensing contracts are composed of monthly licensing fees, monthly brand exploitation fees, and sports and e-sports contributions. Sports and e-sports contributions are variable elements which are calculated as a percentage of Group’s yearly global expenditure on sponsorship agreements. While the amount of these expenditures will fluctuate from year-to-year it is within the Group’s control and is considered to be predictable. The variable portion of consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
Brand licensing agreements allow the contracting partner to use the Group brands for the life of the contract in exchange for a fee which is billed and paid monthly. The agreements are a series of distinct services that are substantially the same and have the same pattern of transfer with the customer simultaneously receiving and consuming the benefits provided by the services. The revenue recognized by the Group on brand licensing agreements is allocated evenly on a monthly basis over the life of the contract in line with the delivery of the services and benefits.

2.5	Intangible assets
Intangible assets are principally comprised of customer databases, brands, marketing and data analytics know-how, licenses, exclusive rights licenses, acquired technology, internally-generated software development costs and goodwill. All such intangible assets are stated at cost less accumulated amortization and impairment.
Goodwill
Goodwill acquired in business combinations is recognized as an intangible asset with any impairment in carrying value being charged to the Consolidated Statements of Profit or Loss and Other Comprehensive Income. Where the fair value of identifiable assets, liabilities and contingent liabilities exceed the fair value of consideration paid, the excess is credited in full to the Consolidated Statements of Profit or Loss and Other Comprehensive Income on the acquisition date.
Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken at least annually. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.
Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (‘CGUs’). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.
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

Super Group (SGHC) Limited
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
Acquired technology
Acquired technology represents internally developed assets and other technology acquired in business combinations.
Internally-generated software development costs
Research costs are expensed as incurred, and development costs are only recognized as internally-generated software if all recognition criteria according to IAS 38, ‘Intangible Assets,’ are met. Expenses that can be directly allocated to development projects are capitalized provided that:
•the completion of the intangible asset is technically feasible;
•the Group has the intention to complete the intangible asset and to use or to sell it;
•the intangible asset can be sold or used internally;
•the intangible asset will generate future benefits in terms of new business opportunities, cost savings or economies of scale;
•sufficient technical and financial resources are available to complete the development and to use or sell the intangible asset, and
•expenditures can be measured reliably. Direct costs include not only the personnel expenses for the development team, but also the costs for external consultants and developers.
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.6	Research and development costs
Research and development costs that are not eligible for capitalization have been expensed in the year incurred totaling €17.7 million for the year ended December 31, 2022 (2021: €16.5 million) (2020: €18.5 million). These expenses are included in the ‘Direct and Marketing expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

2.7	Property plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.

Property plant and equipment	Useful economic life
Leasehold property improvements	Over the life of the lease or the useful life of the asset, whichever is shorter
Furniture and fittings	3-5 years straight line
Office equipment	3-5 years straight line
Computer hardware and software	3-5 years straight line
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
Deferred tax liabilities are recognized for all taxable temporary differences, except:
•When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.8	Taxes (continued)
Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:
•When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit not taxable profit or loss; and
•in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
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
Financial assets
Initial recognition and measurement
Financial assets are classified, at initial recognition and are subsequently measured at amortized cost, fair value through OCI or fair value through profit or loss.
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

Super Group (SGHC) Limited
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
Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in four categories:
•Financial assets at amortized cost (debt instruments);
•Financial assets at fair value through OCI with recycling cumulative gains and losses (debt instruments);
•Financial assets designated at fair value through OCI with no recycling cumulative gains and losses (equity instruments); and
•Financial assets at fair value through profit or loss.
Financial assets at amortized cost
Financial assets at amortized cost are subsequently measured using the effective interest rate (‘EIR’) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Group’s financial assets at amortized cost includes:
•trade receivables and other receivables which include amounts due from payment service providers and customers under brand licenses;
•loans receivable which include loans to shareholders;
•regulatory deposits which are amounts held by the regulators or ring fenced as a result of regulatory requirements in the various jurisdictions in which the Group operates; and
•restricted cash balances.
Cash and short-term deposits in the Consolidated Statement of Financial Position comprise cash at banks, cash in transit and processor bank balances, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.
Restricted cash represents cash held at banks by the Group, but which is used as security for specific arrangements and to which the Group has restricted access. Restricted cash is comprised mostly of cash held on the Consolidated Statement of Financial Position in designated client fund accounts to cover monies owed to customers, as per the terms of the various licensed jurisdictions, and as a financial guarantee on a loan facility extended by Standard Bank to Digital Gaming Corporation (“DGC”). Refer to note 19. Restricted cash balances are classified as other financial assets held at amortized cost and further classified as current or non-current depending on when the restriction first ends.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.9	Financial instruments (continued)
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized (i.e. removed from the Group’s Consolidated Statement of Financial Position) when:
•the rights to receive cash flows from the asset have expired;
•the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either
•the Group has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset; or
•the Group has transferred substantially all the risks and rewards of the asset.
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
There are three approaches to recognizing ECLs, the general, simplified or the purchased or originated credit-impaired approach. The Group applies the simplified approach to the following financial assets:
•Trade and other receivables that do not contain a significant financing component as required under IFRS 9.
•Trade receivables that result from transactions within the scope of IFRS 15 (i.e. trade receivables relating to brand licensing agreements).
The Group applies the low credit risk simplification approach to the following financial assets:
•Loans receivable that do not contain a significant financing component as required under IFRS 9.
•Restricted cash that meets the definition of a financial guarantee contract that is not accounted for at fair value through profit and loss under IFRS 9.
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
Presentation of allowance for ECL in the Consolidated Statement of Financial Position
The expected credit loss allowance for each type of financial asset (i.e. trade receivables) is deducted from the gross carrying amount of the assets (i.e. contra-asset). Impairment losses are presented within the Direct and marketing expenses line in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
Financial assets with low risk
The Group applies a low credit risk approach to loans receivable, regulatory deposits and cash and cash equivalents. The Group uses a 12-month ECL and does not assess whether a significant increase in credit risk has occurred at the reporting date.

Super Group (SGHC) Limited
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
All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities are referenced in note 19.
Subsequent measurement
For purposes of subsequent measurement, financial liabilities are classified in two categories:
•Financial liabilities at fair value through profit or loss; and
•Financial liabilities at amortized cost.
Financial liabilities at amortized cost
This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (“EIR”) method. Gains and losses are recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
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
Derivative financial instruments
Derivative financial instruments are initially recognized at fair value on the date on which a derivative financial instrument is entered into and subsequently remeasured at fair value and changes therein are generally recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. Derivative financial instruments are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Amounts received from customers on sportsbook events that have not occurred by the Consolidated Statement of Financial Position date are derivative financial instruments and have been designated by the Group on initial recognition as financial liabilities at fair value through profit or loss and the resulting gains and losses from bets are included in revenue.

Super Group (SGHC) Limited
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
When the transaction price of the instrument differs from the fair value at origination and the fair value is based on a valuation technique using only inputs observable in market transactions, the Group recognizes the difference between the transaction price and fair value in the Consolidated Statement of Profit or Loss and Other Comprehensive Income, referred to as a day 1 gains or losses. In those cases where fair value is based on valuation techniques for which some of the inputs are not observable, the difference between the transaction price and the fair value is deferred and is only recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income when the inputs become observable, or when the instrument is derecognized.
Subsequently, if there are no day 1 gains or losses on initial recognition, financial assets at FVTPL are re-measured each period and the re-measurement is recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. Financial assets at FVTOCI remeasurements are recognized in other comprehensive income.
Debt equity swaps
When equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, the Group measures them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured. The difference between the carrying amount of the financial liability (or part of a financial liability) extinguished, and the consideration paid, is recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income, in accordance with paragraph 3.3.3 of IFRS 9 Financial Instruments. The equity instruments issued are recognized initially and measured at the date the financial liability (or part of that liability) is extinguished.
Earnout Liability
The earnout liability, was initially recognized at fair value at inception with an offsetting entry made to earnout reserve. The earnout liability was subsequently re-measured at fair value at each reporting date and at the date of its extinguishment using a Monte Carlo valuation simulation, with the changes in fair value recognized in the ‘change in fair value of earnout liability’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
As all the earnout shares were held by Pre-Closing Holders, management concluded that the derecognition of the liability represents a transaction with owners and derecognized the liability with an offsetting entry made to earnout reserve in the Consolidated Statement of Changes in Equity. The remaining balance was then reclassified from earnout reserve into retained profit in the Consolidated Statement of Changes in Equity. Refer to note 17.3 for further information.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.9	Financial instruments (continued)
Warrant Liability
Warrants were comprised of public and private placements with both classified and accounted for as derivative financial liabilities and initially recognized at their fair value. The warrants were subsequently re-measured at fair value at each reporting date and at the date of their extinguishment with changes in fair value recognized in the ‘change in fair value of warrant liability’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
The fair value of the public warrants up to their extinguishment was determined using their quoted market price and their derecognition was accounted for based on the fair value of Super Group's shares exchanged during the Offer and Consent Solicitation (the "Offer"), which is described in note 17.2. The fair value of the shares issued in exchange of the public warrants was recognized in the ‘shares issued in exchange for public warrants’ line as an issued capital increase in the Consolidated Statement of Changes in Equity and the difference between the fair value of the shares issued and the fair value of the public warrant liability was recognized in the ‘change in fair value of warrant liability’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income. .
The fair value of the private warrants up to their extinguishment was determined using a Black Scholes model and their derecognition represented a transaction with owners and was recognized in retained profit in the Consolidated Statement of Changes in Equity.

2.10	Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability; or
•In the absence of a principal market, in the most advantageous market for the asset or liability.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
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

Super Group (SGHC) Limited
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
When translating the subsidiary’s respective functional currencies into the Group’s presentation currency, which is Euros, assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated using the exchange rates at the reporting date. Income and expense items are translated using the average rates prevailing during the year. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in OCI and accumulated in the foreign currency translation reserve. If a foreign operation is entirely disposed of or control is lost due to a partial disposal, the cumulative amount of the translation reserve relating to that foreign operation is reclassified to profit or loss and is part of the gain or loss on disposal.

2.12	Pension costs
The Group makes contributions to defined contribution plans. Contributions are charged to the Consolidated Statement of Profit or Loss and Other Comprehensive Income as they become payable in accordance with the rules of the schemes. For the year ended December 31, 2022 €2.5 million (2021: €2.1 million; 2020: €1.6 million) was charged to the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

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
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. For further details refer to note 23.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.15	Business combinations
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
When the Group acquires a business, it assesses the fair value of assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

2.16	Earnings per share
The Group presents basic and diluted earnings per share (‘EPS’) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Group and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

2.17	Leases
The Group is a lessee and enters into contracts to lease office property and motor vehicles.
Determining whether an arrangement contains a lease
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for both a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an asset, the Group assesses whether the contract meets three key evaluations under IFRS 16 ‘Leases’
•the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract the time the asset is made available to the Group; and
•the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct how and for what purpose the asset is used throughout the period of use.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.17	Leases (continued)
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.18	Restricted Stock Units (“RSU”) Awards
The Group operates an equity incentive plan which may be settled in shares or cash at the discretion of the Group. The Group intends to settle the RSUs in shares, and, therefore classified them as an equity settled share-based payment plan in accordance with IFRS 2, Share-based Payments.
The cost of equity-settled transactions is determined by the fair value at the date of grant. The fair value of the shares conditionally granted is measured using the market price of the shares at the time of grant. The cost is recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income over the vesting period.
The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has lapsed and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year represents the movement in cumulative expense recognized as at the beginning and end of that year.
Payroll taxes related to the RSUs are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income in accordance with the vesting. Payroll taxes are settled in cash and are therefore recognized as a liability in the Consolidated Statement of Financial Position.
Service conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the service condition being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. These estimates are based on historical turnover rates and Group's forecast and are adjusted at each measurement date.
The Company considered the value of dividends to be paid during the vesting period to be nil.

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
Although these estimates and judgements made by the Company’s management were based on the best information available at December 31, 2022, it is possible that events which might take place in the future would require their adjustment in future periods.
Included below are the areas that management believe require estimates, judgments and assumptions which have the most significant effect on the amounts recognized in the financial statements.
3.1 Critical accounting estimates and judgments pursuant to the Transaction
On the Closing Date, Super Group completed the merger pursuant to the Transaction described further in notes 1 and 17.
Regarding this Transaction the Group has considered the following main estimations and judgements:
(a) SGHC acquisition
From an accounting perspective, the acquisition of SGHC and subsidiaries qualifies as a ‘business combination involving entities or businesses under common control’ which is not in the scope of IFRS 3. IFRS has currently no guidance on how to account for these kinds of transactions.
After analyzing all the factors involving the Transaction, and based on main interpretations used by other issuers, the Group has concluded that Super Group cannot be considered as a separate entity acting in its own right as an acquirer in a business combination (it acts on behalf of the same shareholders of SGHC) and the economic substance of its incorporation and the holding of the SGHC shares is intended only for a reorganization of the Group with the sole purpose to effect the public listing.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

3	Critical accounting estimates and judgments (continued)
3.1 Critical accounting estimates and judgments pursuant to the Transaction (continued)
Consequently, the Group has decided that Super Group recognizes in its consolidated financial statements the net assets of SGHC and its subsidiaries as per their previous carrying amounts (book value/pooling of interests (carry-over basis) accounting) and will apply this accounting treatment to similar transactions in the future. Refer to note 1 and note 17 for further details.
(b) Acquisition of SEAC
The acquisition of SEAC is not within the scope of IFRS 3 as SEAC does not meet the definition of a business in accordance with IFRS 3.
Therefore, Super Group has not acquired a business through the transaction but accounted for the SEAC shares in accordance with IFRS 2, Share-based payments. SEAC has been treated as the “acquired” company for financial reporting purposes and its net assets have been recognized at historical cost, with no goodwill or other intangible assets recorded.
As a result of this Transaction, SEAC shareholders became shareholders of Super Group. Based on IFRS 2, and from an analysis of the transaction, it has been considered that the excess of fair value of Super Group shares and warrants issued ("SEAC's Consideration") over the fair value of SEAC’s identifiable net assets acquired represents compensation for the service of share exchange listing for its shares and has been expensed as incurred in the share listing expense line in the Consolidated Statement of Profit or Loss and Other Comprehensive Income of Super Group at Closing Date (see note 1 and note 17).
(c) Warrant Liability
Public and private warrants were originally issued by SEAC to its public shareholders and its sponsors and converted on the closing date of the Business Combination Agreement, into a right to acquire one ordinary share of Super Group on substantially the same terms as were in effect immediately prior to the closing date.
According to management’s assessment, both the public and private warrants were accounted within the scope of IAS 32 and were classified as a derivative financial liability. In accordance with IFRS 9, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.
The total warrant liability balance was composed of both public and private warrants. The public warrants were classified as level 1 category in the fair value hierarchy due to the use of an observable market price in an active market. The private warrants qualified for the level 3 category in the fair value hierarchy due to the fact that they were not traded in an active market and their fair value was determined using unobservable inputs in a Black-Scholes valuation model. Both the public and private warrants were derecognized during the year ended December 31, 2022 as further discussed in note 17.2.
The determination of the fair value of private warrants using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables.
The key valuation assumptions and inputs for the private warrants at the derecognition date are as follows:

Share price ($)	2.83
Exercise price ($)	11.5
Volatility	45.7%
Time to expiration (years)	2.76
Risk-free rate	4.36%

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

3	Critical accounting estimates and judgments (continued)
3.1 Critical accounting estimates and judgments pursuant to the Transaction (continued)
The determination of these assumptions were as follows:
•Volatility
Since there is no trading history for our ordinary shares, the expected price volatility for our ordinary shares was estimated using the average historical volatility of industry peers’ shares as of the grant date of our options over a period of history commensurate with the expected life of the options. When making the selection of our industry peers to be used in measuring implied volatility of traded call options, we considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage.
•Risk-free rate
We derived the risk-free interest rate assumption from the yield, as of the grant date of the applicable options, of government bonds with a maturity corresponding to the expected life of the awards being valued.
(d) Earnout Liability
Earnout Shares were issued by Super Group to the Pre-Closing Holders as part of the consideration transferred in the SEAC merger. According to management’s assessment, Earnout Shares were within the scope of IAS 32, Financial Instruments: Presentation as the arrangement could have resulted in Super Group issuing a variable number of shares in the future. In accordance with IAS 32, the Earnout Shares were classified as current financial liabilities.
The earnout liability qualified for the level 3 category in the fair value hierarchy due to the fact they were not traded in an active market and their fair value was arrived at by using appropriate valuation techniques using a Monte Carlo valuation simulation. This liability was derecognized in the year ended December 31, 2022 as discussed in note 17.3.
The key valuation assumptions and inputs at the derecognition date are as follows:

	Tranche I ($11.50)	Tranche II ($12.50)	Tranche III ($14.00)
Share price ($)	3.03	3.03	3.03
Exercise price ($)	0	0	0
Volatility	45.7%	45.7%	45.7%
Time to expiration (years)	4.125	4.125	4.125
Risk-free rate	4.23%	4.23%	4.23%
The determination of these assumptions are in line with those described in point (c) above.
(e) Treatment of transaction costs
In accordance with IAS 32, Super Group has analyzed the total costs incurred in the Transaction to determine which were incremental and directly attributable to the issue of new shares, and hence are to be deducted from equity directly rather than being expensed through profit or loss.
Some costs have been considered 100% attributable to the issuance of the new shares in exchange for cash, while other costs incurred related to a combination of the issuance of new shares and obtaining the listing. For this latter group of costs, only the part that could be attributed to the issuance of new shares in exchange for cash are deducted from equity, the percentage of which was determined as the ratio of the number of new shares issued in exchange for cash compared to the total number of outstanding shares after the Transaction.
In the year ended December 31, 2022, the Group incurred costs of €24.5 million related to the Transaction, of which €23.0 million were allocated to Pre-Closing Holders and expensed on the Consolidated Statement of Profit or Loss and Other Comprehensive Income and the remaining amount of €1.5 million were considered directly attributable costs for the issuance of new shares and applied as a reduction to share capital. In the year ended December 31, 2021 and prior to the shareholder approval, costs of €7.1 million were incurred on the Transaction and were expensed in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

3	Critical accounting estimates and judgments (continued)
3.2 Other critical judgments
(a) Internally-generated software development costs
Costs relating to internally-generated software development costs are capitalized if the criteria for recognition as assets are met. The initial capitalization of costs is based on management’s judgment of technological feasibility including the following:
•the intention to complete the intangible asset;
•the ability to use the intangible asset;
•how the intangible asset will generate probable future economic benefits;
•the availability of adequate resources to complete the intangible asset; and
•the ability to measure reliably the expenditure attributable to the intangible asset.
In making this judgment, management considers the progress made in each development project and its latest forecasts for each project. Other expenditure not eligible for capitalization is charged to the Consolidated Statement of Profit or Loss and Other Comprehensive Income in the year in which the expenditure is incurred. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.
(b) Consolidation of entities where the Group has potential voting rights (control)
The Group entered into a purchase agreement for the acquisition of DGC on April 7, 2021. The purchase agreement was subject to conditions that had not been met at the reporting date and therefore the transaction could not complete. Management assessed the relevant facts and circumstances of this transaction and determined that the Group does not control DGC as at the reporting date. The Group has completed the DGC acquisition in January, 2023. Please refer to note 26 for subsequent events related to DGC acquisition.
The Group entered into a purchase agreement for the acquisition of BlueJay Limited ('BlueJay') on April 19, 2021, respectively. On January 31, 2022, the timeframe agreed to fulfil BlueJay purchase conditions has expired and the contract was automatically terminated. The transaction did not have a material impact on the consolidated financial statements as the parties were not liable to each other under the circumstances that led to the termination.
The same assessment was made concerning Verno Holdings Limited (‘Verno’) regarding a call option agreement entered into April 16, 2021, which allowed the Group to purchase a 100% of the shares in Verno. When assessing the relevant facts and circumstances, management determined that the Group did not control Verno as the option was not substantive. However, on August 18, 2022, an amendment to the original contract was issued and allowed the Group to immediately exercise the option and the acquisition was completed on September 1, 2022. Therefore, the Group is consolidating Verno from the acquisition date as described in note 4.
3.3 Critical accounting estimates
(a) Income taxes
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

3	Critical accounting estimates and judgments (continued)
3.3 Critical accounting estimates (continued)
(b) Legal and regulatory
Given the nature of the legal and regulatory landscape of the industry, from time to time the Group has received notices, communications and legal actions from a small number of regulatory authorities and other parties in respect of its activities. The Group has taken advice as to the manner in which it should respond and the likely outcomes of such matters. For any material ongoing and potential regulatory reviews and legal claims against the Group, an assessment is performed to consider whether an obligation or possible obligation exists and to determine the probability of any potential outflow to determine whether a claim results in the recognition of a provision or disclosure of a contingent liability. Refer to note 23 for provisions raised on uncertain legal or regulatory matters.
(c) Provisions and contingencies for indirect gaming taxes
The Group may be subject to indirect taxation in the form of GST, VAT, withholding tax, duty or similar, and gaming taxes on transactions which the Group have treated as exempt from such taxes. Where the Group accounts for taxes on revenues in relevant jurisdictions, the method of calculation of such taxes as applied by the Group in determining the relevant tax payable may be challenged by revenue authorities. As such, revenue earned from players located in any particular jurisdiction may give rise to further taxes in that jurisdiction.
The nature of the Group’s international operations can give rise to situations where customers can access to the Group’s websites from jurisdictions where the Group is not registered for indirect taxes, or where the indirect, gaming and or withholding tax treatment is uncertain. Where the Group considers that it is probable that indirect taxes or withholding taxes are payable to relevant tax authorities, provision is made for the Group’s best estimate of the tax payable, unless it cannot be reliably measured. The Group regularly reviews the judgements made in order to assess the need for provisions and disclosures in its financial statements. To the extent that the final outcome of such matters differs to management’s assessment at any reporting dates, such differences may impact the financial results or contingent liabilities disclosed in the year in which such determination is made. Further details can be found in notes 23 and 24 to the financial statements.
(d) Fair value of acquired intangible assets
Intangible assets are recognized on business combinations if they are separable from the acquired entity or arise from other contractual or legal rights and are recorded initially at fair value. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques. In applying these appropriate valuation techniques management makes estimates including estimates of future economic benefits, cash flows, and the appropriateness of discount rates or the estimated cost and time to create an equivalent intangible asset. Please refer to note 4 and note 11 where the respective acquired balances are included.
Key assumptions made in connection with measurement of intangible assets relating to the Verno acquisition in the current year and 2021 acquisitions noted in note 4 include:
•the discount rates of between 11% and 13% (2021: between 19% and 31%);
•the royalty rates of 2% (2021: between 1% and 2%);
•the estimated useful lives which range from 4 to 10 years (2021: between 2.5 and 10 years);
•the expected annual retention rates of existing customers for each of the next four (2021: five) years split by customer vintage; and
•estimated cash flows and projected financial information where management considers historical performance and industry assessments among other sources before further applying its own experience and knowledge of the industry in making judgments and estimates.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

3	Critical accounting estimates and judgments (continued)
3.3 Critical accounting estimates (continued)
(e) Fair value of consideration transferred
In a business combination in which the acquirer and the acquiree (or its former owners) exchange equity interests or other forms of consideration, the Group determines acquisition-date fair value of the consideration transferred. The Group applied this guidance in the acquisition of Verno Holdings Limited (“Verno”). The Group estimated the fair value of the option exercised using as key assumptions the appropriate third-party valuation of the underlying shares and appropriate discount rate for the present value of the exercise price of the option and expected dividends.
(f) Impairment of goodwill and other intangible assets
The Group is required to test, on an annual basis, whether intangible assets not yet in use and indefinite-life assets have suffered any impairment. The Group is required to test other intangibles if events or changes in circumstances indicate that their carrying amount may not be recoverable.
The recoverable amount is determined by comparing the carrying amount of the indefinite-lived asset with its recoverable amount. To determine the recoverable amount management performs a valuation analysis based on the higher of Value in Use ('VIU') and Fair Value Less Cost of Disposal (‘FVLCD’) in accordance with IAS 36, ‘Impairment of Assets.’ The use of these methods requires the estimation of future cash flows and the choice of a discount rate in order to calculate the present value of the cash flows. Such estimates are based on management’s experience of the business, but actual outcomes may vary. More details including carrying values are included in note 11.
(g) Useful lives of intangible assets
The Group acquired significant intangible assets in connection with acquisitions completed during the year ended December 31, 2022. Management has applied estimates in determining the useful lives for these acquired intangible assets using information regarding, among other things, details of the contractual terms, historical customer activity and attrition, forecasted cash flow information and market conditions and trends.
(h) Provision for expected credit losses
The Group recognizes an allowance for expected credit losses (‘ECLs’) for all debt instruments not held at fair value through profit or loss. The Group measures loss allowances based on various factors such as credit risk characteristics, aging of receivables, and current and forward-looking information based on publicly available information affecting the ability of the debtors to settle the receivables. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a critical estimate.

4	Business Combinations
Acquisitions in 2022
On April 16, 2021 SGHC entered into a call option to purchase 100% of the shares of Verno, exercisable during the period from April 16, 2021 to December 31, 2023, subject to certain conditions. On June 30, 2021, an amendment changed the exercise period to the interval between June 30, 2023 and December 21, 2023. Following the completion of a regulatory settlement with the UK Gambling Commission on a preexisting investigation, a further amendment dated August 18, 2022 allowed the option to be immediately exercisable by the Group and the acquisition was completed on September 1, 2022. The consideration transferred for Verno was €22.5 million, which is the fair value of the option of €21.4 million and cash consideration of €1.1 million. Acquisition costs related to the transaction were immaterial. The acquisition was accounted for as a business combination in accordance with IFRS 3. Verno, a Guernsey incorporated company, holds a majority stake in Jumpman Gaming Limited ("Jumpman"), a small, UK-focused casino business, which has built and owns all its proprietary technology and operates a number of interactive gaming services under license granted by the gaming authorities in the United Kingdom and Alderney. The Group acquired Verno to expand its footprint in the UK as well as into other markets.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations (continued)
The preliminary fair values of the identifiable assets and liabilities assumed as at the acquisition date was:

Verno Group Holdings Limited as at September 1, 2022 € '000s
Assets
Property, plant and equipment	1,491
Customer databases	12,831
Brands	1,576
Marketing and data analytics know-how	10,579
Acquired technology	1,163
Right-of-use assets	521
Regulatory deposits	1,000
Trade and other receivables	3,118
Cash and cash equivalents	8,385
40,664
Liabilities
Lease liabilities	(671)
Interest-bearing loans and borrowings	(23,445)
Trade and other payables	(12,309)
Customer liabilities	(2,457)
(38,882)

Net identifiable assets acquired	1,782
Non-Controlling interest	(17,127)
Goodwill	37,869
Purchase consideration	22,524

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations (continued)
The fair value of the trade receivables is the same as the gross amount of trade receivables and it is expected that the full contractual amounts can be collected.
Verno has ongoing tax assessments that were not included in the identifiable net assets mentioned above, as a reliable estimate cannot be made as at December 31, 2022. The Group and its legal counsel are engaging with the relevant tax authorities to obtain more details about the queries and will update their assessment throughout the one year measurement period.
The Group has elected to measure the non-controlling interest in Jumpman at fair value. The fair value of the non-controlling interest has been determined by applying a 20% discount for lack of control to the non-controlling interest share of the fair value of Jumpman at the acquisition date.
Goodwill arising on the acquisition comprise the value of expected synergies arising from the acquisition. The goodwill recognized on acquisitions of €37.9 million has been fully allocated to Jumpman CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.
From the date of acquisition, the acquired entity contributed the following to revenue and profit before tax of the Group:

€ ‘000s
Revenue	29,927
Profit before taxation	1,946
Had the acquired entity been acquired at the beginning of the reporting period, the revenue and profit before tax of the Group would have been as follows:

€ ‘000s
Revenue	1,338,784
Profit before taxation	222,394

Purchase consideration
The following table summarizes the acquisition date preliminary fair value of each major class of consideration transferred:

€ ‘000s
Cash	1,103
Fair value of option	21,421
Total consideration transferred	22,524

The following table summarizes the net cash flows on acquisition:

	Cash paid € '000s	Net cash acquired with the subsidiaries € '000s	Net cash flow on acquisition € '000s
Verno Holdings Limited	(1,103)	8,385	7,282

The acquisition accounting for the above acquisition remains provisional for one year from the acquisition date and may change if new information is obtained relating to the conditions that existed at the acquisition date.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations (continued)
Acquisitions in 2021
On January 11, 2021, SGHC entered into a call option over 100% of the outstanding shares of Raging River. SGHC exercised the option on April 8, 2021. SGHC concluded that the option and potential voting rights were substantive on the date of issuance in accordance with IFRS 10 Consolidated Financial Statements (‘IFRS 10’), resulting in the acquisition of Raging River on January 11, 2021. These rights were determined to be substantive based on management’s ability to direct the relevant activities of Raging River when decisions about its relevant activities are being made. The consideration transferred for the acquisition of Raging River was €17.2 million, which is the present value of the exercise price of the option (€2.1 million), fair value of the SGHC shares transferred (less any payment made by the previous Raging River shareholders) (€13.1 million), and good faith payment of dividends (€2 million) paid to the shareholders of Raging River. The acquisition was accounted for as a business combination in accordance with IFRS 3. Raging River operates licensed interactive online gaming services. The Group acquired Raging River to expand its online gaming services into a new market.
On April 9, 2021, SGHC purchased 100% of the outstanding shares of the following entities, the acquisitions of which were accounted for as a business combination under IFRS 3:
•Webhost Limited (‘Webhost’), a company that provides hosting services for gaming platforms. The consideration transferred for the acquisition of Webhost was in the form of cash amounting to €2.9 million.
•Partner Media Limited (‘Partner Media’) and Buffalo Partners Limited (‘Buffalo Partners’), companies that provide affiliate and other marketing services. The consideration transferred for the acquisitions of Partner Media and Buffalo partners was in the form of cash amounting to €0.7 million and €2.5 million, respectively.
On April 14, 2021, the Company acquired 100% of the outstanding shares of DigiProc Consolidated Limited (‘DigiProc’), a company that provides back office services which support the operating entities within the Group.
The consideration transferred for the acquisition of DigiProc was in the form of cash amounting to €9.2 million. The acquisition was accounted for as a business combination in accordance with IFRS 3.
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
On April 19, 2021, the Company acquired 100% of the outstanding shares of Raichu Investments Proprietary Limited (‘Raichu’), a company that provides back office services which support the operating entities within the Group. The consideration transferred for the acquisition of Raichu was assumed debt from the sellers of €2.8 million and the balance in cash amounting to €1.6 million. The acquisition was accounted for as business combination in accordance with IFRS 3.
On September 2, 2021, the Group purchased 100% of the outstanding shares of Smart Business Solutions S.A., a company in the process of applying for a gaming license. The consideration transferred for the acquisition of Smart Business Solutions S.A. was in the form of cash amounting to €0.08 million.
On October 14, 2021 the Group purchased 100% of the outstanding shares of 11908120 Canada Inc. (d.b.a. TheSpike.gg), a company that provides marketing services. The consideration transferred for the acquisition of TheSpike.gg was in the form of cash amounting to €0.2 million.
On December 1, 2021, SGHC purchased 100% of the outstanding shares of the following entities, the acquisition of which was accounted for as a business combination under IFRS 3:
•Haber Investments Limited (‘Haber’), a company that provides back office services which support the operating entities within the Group. The consideration transferred for the acquisition of Haber was in the form of deferred consideration amounting to €13.2 million, that was settled in January 2022.
•Red Interactive Limited (‘Red Interactive’), a company that provides marketing services. The consideration transferred for the acquisition of Red Interactive was in the form of cash amounting to €2.2 million.
The Group acquired these businesses, apart from Raging River, in order to bring marketing and other support services within the Group.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations (continued)
The fair values of the identifiable assets and liabilities assumed of these companies as at the dates of acquisition were:

		Raging River Trading Proprietary Limited as at January 11, 2021 € ‘000s	Webhost Limited as at April 9, 2021 € ‘000s	Partner Media Limited as at April 9, 2021 € ‘000s	Buffalo Partners Limited as at April 9, 2021 € ‘000s	Digiproc Consolidated Limited as at April 14, 2021 € ‘000s	Digiprocessing (Mauritius) Limited as at April 16, 2021 € ‘000s	Raichu Investments Proprietary Limited as at April 19, 2021 € ‘000s	Smart Business Solution S.A. as at September 2, 2021 € ‘000s	The Spike.GG as at October 15, 2021 € ‘000s	Red Interactive Limited as at December 1, 2021 € ‘000s	Haber Investments Limited As at December 1, 2021 € ‘000s	Total € ‘000s
Assets	Note
Property, plant and equipment	13	89	1,066	—	—	82	1	1,355	—	—	243	4,884	7,720
Customer databases	11	11,062	—	—	—	—	—	—	—	—	—	131	11,193
Marketing and data analytics know-how	11	18,165	—	—	—	—	—	—	—	—	—	—	18,165
Licenses	11	242	—	—	—	—	—	—	—	—	—	—	242
Acquired technology	11	—	—	—	—	623	—	—	—	—	17	—	640
Loans receivable		—	—	21	—	6,206	—	—	—	—	118	—	6,345
Right-of-use assets	20	36	—	—	—	—	—	2,150	—	—	1,251	3,411	6,848
Deferred tax assets		20	—	—	—	—	—	33	—	—	—	—	53
Trade and other receivables		3,949	1,501	469	10,912	2,636	20	5,099	1	—	2,273	16,163	43,023
Restricted cash		72	—	—	—	—	—	—	—	—	—	—	72
Cash and cash equivalents		10,301	1,038	732	4,887	5,916	30	1,162	—	—	3,353	13,759	41,178
		43,936	3,605	1,222	15,799	15,463	51	9,799	1	—	7,255	38,348	135,479
Liabilities
Lease liabilities	20	(39)	—	—	—	—	—	(2,174)	—	—	(1,362)	(5,027)	(8,602)
Interest-bearing loans and borrowings		—	(1,404)	—	—	(5,985)	—	(1,987)	(69)	—	—	(1,296)	(10,741)
Trade and other payables		(5,371)	(496)	(175)	(13,070)	(3,437)	(1)	(1,063)	—	(36)	(1,405)	(14,375)	(39,429)
Customer liabilities		(1,999)	—	—	—	—	—	—	—	—	—	—	(1,999)
Deferred tax liabilities		(8,354)	—	—	—	(6)	—	(1,251)	—	—	(5)	(109)	(9,725)
Income tax payables		(913)	—	—	—	(34)	—	(269)	—	—	(451)	(482)	(2,149)
		(16,676)	(1,900)	(175)	(13,070)	(9,462)	(1)	(6,744)	(69)	(36)	(3,223)	(21,289)	(72,645)
Total identifiable net assets at fair value		27,260	1,705	1,047	2,729	6,001	50	3,055	(68)	(36)	4,032	17,059	62,834
Goodwill	11	—	1,195	—	—	3,199	—	1,323	76	278	—	—	6,071
Bargain purchase arising on acquisition		(10,047)	—	(347)	(214)	—	(50)	—	—	—	(1,832)	(3,859)	(16,349)
Purchase consideration		17,213	2,900	700	2,515	9,200	—	4,378	8	242	2,200	13,200	52,556
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
Goodwill arising on acquisitions comprise the value of expected synergies arising from the acquisition. Goodwill acquired through business combinations is allocated to the Betway and Spin cash generating units (‘CGUs’), which are also operating and reportable segments. The goodwill recognized on acquisitions of €6.1 million has been allocated to the CGUs as follows: Spin €2.4 million and Betway €3.7 million respectively. The allocation between Betway CGU and Spin CGU is based on the 10 year average net revenue forecast split between the two CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations (continued)
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
Of the amounts included above, €110.8 million of revenue and €36.4 million of profit before taxation relates to the acquisition of Raging River Trading Proprietary Limited.
Had the acquired entities been acquired at the beginning of the year ended December 31, 2021, the revenue and profit before tax of the Group would have been as follows:

€ ‘000s
Revenue	1,322,854
Profit before taxation	238,507
Revenues do not increase significantly following the purchase of the back office and marketing entities as their revenue is derived predominantly from the Group and is therefore eliminated on consolidation. The Group has the future benefit that it will experience the cost savings from these mark-ups.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations (continued)
Purchase consideration
The following table summarizes the acquisition date fair value of each major class of consideration transferred:

	Shares issued at fair value € ‘000s	Dividends paid to previous shareholders € ‘000s	Liabilities assumed € ‘000s	Deferred consideration € ‘000s	Cash paid € ‘000s	Purchase consideration transferred € ‘000s
Raging River Trading Proprietary Limited	13,149	1,961	—	—	2,103	17,213
Webhost Limited	—	—	—	—	2,900	2,900
Partner Media Limited	—	—	—	—	700	700
Buffalo Partners Limited	—	—	—	—	2,515	2,515
Digiproc Consolidated Limited	—	—	—	—	9,200	9,200
Digiprocessing (Mauritius) Limited	—	—	—	—	—	—
Raichu Investments Proprietary Limited	—	—	2,881	—	1,497	4,378
Smart Business Solutions S.A.	—	—	—	—	8	8
TheSpike.GG	—	—	—	—	242	242
Red Interactive Limited	—	—	—	—	2,200	2,200
Haber Investments Limited [1]	—	—	—	13,200	—	13,200
	13,149	1,961	2,881	13,200	21,365	52,556
1 The deferred consideration for the acquisition of Haber Investments Limited was settled in 2022.
The following table summarizes the net cash flow on acquisition:

	Cash paid € ‘000s	Net cash acquired with the subsidiaries € ‘000s	Net cash flow on acquisition € ‘000s
Raging River Trading Proprietary Limited	(2,103)	10,301	8,198
Webhost Limited	(2,900)	1,038	(1,862)
Partner Media Limited	(700)	732	32
Buffalo Partners Limited	(2,515)	4,887	2,372
Digiproc Consolidated Limited	(9,200)	5,916	(3,284)
Digiprocessing (Mauritius) Limited	—	30	30
Raichu Investments Proprietary Limited	(1,497)	1,162	(335)
Red Interactive Limited	(2,200)	3,353	1,153
Haber Investments Limited	—	13,759	13,759
Smart Business Solutions S.A.	(8)	—	(8)
TheSpike.GG	(242)	—	(242)
	(21,365)	41,178	19,813
The Raichu Sale and Purchase Agreements call for a portion of the consideration for the shares transferred in the acquisition of Raichu by SGHC in the amount of €2.8 million to be assumed from the previous shareholders and paid according to the terms of the previous shareholders loan agreement with Bellerive Global Services Limited. The terms of the loan call for interest to be recognized daily on any outstanding balance at a South African prime rate minus 3% per annum.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

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
The identified reportable segments are described below:
Betway:
Premier single brand online sportsbook focused business with a global footprint and strategic partnerships with teams and leagues worldwide. Betway additionally recovers sponsorship marketing spend through brand license agreements.
Spin:
Premier multi-brand online casino focused business with established market leadership in high-growth markets. This reportable segment aggregates Spin and Jumpman, which was acquired in the business combination with Verno (see note 4). Jumpman expands the Group multi-brand casino footprint in the UK, with a similar product offering and regulatory framework when compared to Spin.
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

	2022 Betway € ‘000s	2022 Spin € ‘000s	2022 Other[2] € ‘000s	2022 Total € ‘000s
Revenue	714,165	578,045	—	1,292,210
Direct and marketing expenses	(609,924)	(365,110)	(4,266)	(979,300)
Other operating Income	3,669	1,609	213	5,491
General and administrative expenses	(61,657)	(57,538)	(24,889)	(144,084)
Transaction fees	—	—	(22,969)	(22,969)
Depreciation and amortization expense	(27,809)	(35,963)	(2,957)	(66,729)
Profit from operations	18,444	121,043	(54,868)	84,619
Adjusted EBITDA[1]	49,152	157,006	(7,619)	198,539

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)

	2021 Betway € ‘000s	2021 Spin € ‘000s	2021 Other[2] € ‘000s	2021 Total € ‘000s
Revenue	687,752	632,906	—	1,320,658
Direct and marketing expenses	(511,708)	(381,223)	(3,563)	(896,494)
Other operating Income	5,090	587	2,365	8,042
General and administrative expenses	(71,550)	(57,678)	(13,524)	(142,752)
Transaction fees	—	—	(7,107)	(7,107)
Depreciation and amortization expense	(49,528)	(33,107)	(925)	(83,560)
Profit from operations	60,056	161,485	(22,754)	198,787
Adjusted EBITDA[1]	109,584	194,592	(14,722)	289,454

	2020 Betway € ‘000s	2020 Spin € ‘000s	2020 Other[2] € ‘000s	2020 Total € ‘000s
Revenue	394,525	513,494	—	908,019
Direct and marketing expenses	(310,547)	(302,058)	(84)	(612,689)
General and administrative expenses	(38,984)	(71,082)	(4,472)	(114,538)
Depreciation and amortization expense	(24,602)	(30,804)	(1)	(55,407)
Profit from operations	20,392	109,550	(4,557)	125,385
Adjusted EBITDA[1]	44,993	140,354	(4,555)	180,792

1 Adjusted EBITDA is a non‐GAAP measure in the above segment note and is defined as profit for the year before depreciation, amortization, impairment, finance income, finance expense, gain on bargain purchase, transaction fees, gain on derivative contracts, share listing expense, foreign exchange on revaluation of warrants and earnouts, change in fair value of warrant and earnout liabilities, recognition of fair value of option, RSU awards granted in connection to the transaction and tax expense/credit.
2 General and Administrative expenses €24.9 million (2021: €13.5 million) (2020: €4.5 million) disclosed as “Other” comprises employment, legal, accounting and other central administrative costs incurred at a Super Group (SGHC) Limited level.
Direct and marketing expenses €4.3 million (2021: €3.6 million) (2020: €0.1 million) disclosed as “Other” comprises direct employment costs, which mainly comprises of RSU' and head office personnel.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)
The reconciliation of non-GAAP information on reportable segments to amounts reported in the financial statements:

	2022 € '000s	2021 € '000s	2020 € '000s
Profit for the year	182,269	235,878	149,217
Income tax expense/(benefit)	34,240	(9,970)	429
Finance income	(2,222)	(1,312)	(257)
Finance expense	1,345	6,370	10,991
Depreciation and amortization expense	66,729	83,560	55,407
EBITDA	282,361	314,526	215,787
Transaction fees	22,969	7,107	—
Gain on derivative contracts	(4,148)	(15,830)	—
Gain on bargain purchase	—	(16,349)	(34,995)
Share listing expense	126,252	—	—
Foreign exchange on revaluation of warrants and earnouts	25,047	—	—
Change in fair value of warrant liability	(34,518)	—	—
Change in fair value of earnout liability	(237,354)	—	—
Change in fair value of options	(6,292)	—	—
Adjusted RSU expense[3]	24,222	—	—
Adjusted EBITDA	198,539	289,454	180,792
3 Associated payroll expenses of €1.1 million (2021 and 2020: nil) are included in this line.
Disaggregation of revenue
Group revenue disaggregated by product line for the year ended December 31, 2022:

	Betway € '000s	Spin € '000s	Group revenue € '000s
Online casino[4]	237,216	577,078	814,294
Sports betting[4]	437,728	377	438,105
Brand licensing[5]	36,343	215	36,558
Other[6]	2,878	375	3,253
Total revenue	714,165	578,045	1,292,210
Group revenues disaggregated by product line for the year ended December 31, 2021:

	Betway € '000s	Spin € '000s	Group revenue € '000s
Online casino[4]	228,801	629,924	858,725
Sports betting[4]	385,368	1,814	387,182
Brand licensing[5]	71,053	—	71,053
Other[6]	2,530	1,168	3,698
Total revenue	687,752	632,906	1,320,658

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)
Group revenues disaggregated by product line for the year ended December 31, 2020:

	Betway € '000s	Spin € '000s	Group revenue € '000s
Online casino[4]	172,093	511,311	683,404
Sports betting[4]	161,080	293	161,373
Brand licensing[5]	61,352	1,890	63,242
Total revenue	394,525	513,494	908,019
4 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
5 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
6 Other relates to profit share and outsource fees from external customers.
Geographical Information
The Group’s performance can also be reviewed by considering the geographical markets and geographical locations where the Group generates revenue. The Group has not provided geographic information regarding its non-current assets as this information is not available and is impracticable to determine. Revenue from external customers for the year attributed to Canada is €541.2 million (2021: €592.4 million), (2020: €420.6 million), India is €144.5 million (2021 and 2020: below 10%) and South Africa is €181.0 million (2021 and 2020: below 10%). No other country accounts for more than 10% of total external revenues. The Group’s revenue attributable to the country of domicile (Guernsey) is insignificant. The Group further analyzed revenue according to the following regions:

	2022 Betway € ‘000s	2022 Spin € ‘000s	2022 Total € ‘000s
Africa and Middle East	267,750	3,786	271,536
Asia-Pacific	184,668	103,183	287,851
Europe	120,804	38,749	159,553
North America	123,756	417,946	541,702
South/Latin America	17,187	14,381	31,568
	714,165	578,045	1,292,210
	%	%	%
Africa and Middle East	37%	1%	21%
Asia-Pacific	26%	18%	22%
Europe	17%	7%	12%
North America	18%	72%	43%
South/Latin America	2%	2%	2%

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)

	2021 Betway € ‘000s	2021 Spin € ‘000s	2021 Total € ‘000s
Africa and Middle East	212,027	5,350	217,377
Asia-Pacific	201,887	127,863	329,750
Europe	129,248	19,858	149,106
North America	130,683	462,969	593,652
South/Latin America	13,907	16,866	30,773
	687,752	632,906	1,320,658
	%	%	%
Africa and Middle East	31%	1%	17%
Asia-Pacific	29%	20%	25%
Europe	19%	3%	11%
North America	19%	73%	45%
South/Latin America	2%	3%	2%

	2020 Betway € ‘000s	2020 Spin € ‘000s	2020 Total € ‘000s
Africa and Middle East	30,220	8,603	38,823
Asia-Pacific	151,351	85,103	236,454
Europe	137,964	56,786	194,750
North America	71,667	348,946	420,613
South/Latin America	3,323	14,056	17,379
	394,525	513,494	908,019
	%	%	%
Africa and Middle East	8%	2%	4%
Asia-Pacific	38%	17%	26%
Europe	35%	11%	21%
North America	18%	68%	47%
South/Latin America	1%	3%	2%

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

6	Profit from operations

	Note	2022 € '000s	2021 € '000s	2020 € '000s
Profit from operations is derived at after charging the following:
Amortization of intangible assets	11	55,347	77,564	51,191
Depreciation of property, plant and equipment	13	5,337	3,154	2,206
Depreciation of right-of-use asset	20	6,045	2,841	2,010
Foreign exchange losses		43,683	27,142	13,913
Direct and marketing expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2022 € '000s	2021 € '000s	2020 € '000s
Direct and marketing expenses
Gaming tax, license costs and other tax	67,951	48,800	33,969
Processing & Fraud Costs	197,394	173,619	99,322
Royalties	178,203	202,856	164,636
Other operational costs	50,137	36,126	19,142
Staff costs and related expenses	130,305	79,885	47,158
Costs relating to currency movements	12,550	4,924	1,596
Marketing Expenses	342,760	350,284	246,866
	979,300	896,494	612,689
General and Administration expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2022 € '000s	2021 € '000s	2020 € '000s
General and administration expenses
Staff costs and related expenses[1]	68,311	88,859	86,506
Technical and Infrastructure costs	31,149	20,198	9,172
Other administrative costs	44,624	33,695	18,860
	144,084	142,752	114,538

1
As described in note 4, the Group had acquired Haber during the year ended December 31, 2021. Haber provides back office services which support the operating entities within the Group - this is classified as outsource costs in prior years, but represent in-house staff expenses in the year ended December 31, 2022.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

6	Profit from operations (continued)
Direct and marketing expenses and general and administrative expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are exclusive of depreciation and amortization expenses. The depreciation and amortization expense attributable to each of these is as follows:

	2022 € '000s	2021 € '000s	2020 € '000s
Amount included in General and administration expenses	11,382	5,996	4,216
Amount included in Direct and marketing expenses	55,347	77,564	51,191
	66,729	83,560	55,407
Direct and marketing expenses as disclosed on the Consolidated Statement of Profit or Loss and Other Comprehensive Income includes the Group’s cost of revenues. Cost of revenues for the year includes gaming tax, license costs, processing costs, fraud costs and royalties which amounts to €443.5 million (2021: €425.3 million), (2020: €297.9 million).
In relation to the Transaction noted in note 17, we incurred €23.0 million in transaction costs (2021: €7.1 million), which have been included in Transaction fees.
Included in Direct and Marketing Expenses are service costs incurred in relation to casino software licensing agreements, jackpot services and licensing agreements and sportsbook software licensing agreements. The Group has entered into several of these agreements with Apricot (and its affiliates and subsidiaries), a leading gaming software and content provider.
Whilst this relationship is not considered by the Company to meet the definition of a related party under IAS 24 ‘Related Party Disclosures', it is noted that a beneficiary of certain trusts which are the ultimate controlling shareholders of Apricot, is also a beneficiary of a trust which is a major shareholder of Super Group.

7	Staff costs

	2022 € '000s	2021 € '000s	2020 € '000s
Staff costs are as follows:
Salaries and wages	158,231	70,272	46,100
Social security costs	7,891	5,639	4,800
RSU expense	24,261	—	—
Other pension costs	2,522	2,066	1,645
	192,905	77,977	52,545
The average monthly number of employees, including the directors’, during the year was as follows:
Average number of employees	3,891	1,664	840
Refer to note 21 ‘Related party transactions’ for details relating to key management remuneration.

8	Finance expense

	2022 € '000s	2021 € '000s	2020 € '000s
Interest on loans, borrowings and other	391	5,873	10,306
Interest on lease liabilities	954	497	685
	1,345	6,370	10,991

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

9	Income tax

	2022 € '000s	2021 € '000s	2020 € '000s
The following income taxes are recognized in profit or loss:
Current tax expense
Current year	27,749	9,389	13,041
Changes in estimates related to prior years	37	(189)	23
Foreign exchange adjustment	642	23	(8)
Deferred tax credit
Origination and reversal of temporary differences	4,255	21,797	(9,580)
Origination of changes in tax rates	66	(64)	—
Changes in estimates related to prior years	—	105	—
Recognition of previously unrecognized deferred tax assets	(134)	(34,938)	—
Foreign exchange adjustment	270	47	(2)
Release of deferred tax arising on business combinations	(4,256)	(6,901)	(3,188)
Dividend tax expense	5,611	761	143
Income tax expense/(benefit) reported in profit or loss	34,240	(9,970)	429
The applicable tax rate for the effective tax reconciliation is taken from the Company’s domestic tax rate at 0% (2021: 0%) (2020: 0%).

	2022 € '000s	2021 € '000s	2020 € '000s
Profit before taxation	216,509	225,908	149,646
At Super Group's statutory tax rate	—	—	—
Tax expense/(benefit) at statutory rate
Rate differential between local and Group rates	33,827	20,581	3,617
Release of deferred tax arising on business combinations	(4,256)	(6,901)	(3,188)
Release/(recognition) of deferred tax arising on assessed loss	4,669	(23,650)	—
Expense reported in the Consolidated Statement of Profit or Loss and Other Comprehensive Income	34,240	(9,970)	429

	2022 € '000s	2021 € '000s
Reconciliation of deferred tax assets, net:
Net deferred tax assets as of January 1	14,860	4,523
Net additions from business combinations	—	(9,672)
Recognized within income tax expense	(201)	19,954
Foreign currency translation adjustment	(72)	55
Net deferred tax assets as of December 31	14,587	14,860

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

9	Income tax (continued)

	2022 € '000s	2021 € '000s
The deferred tax assets and liabilities relate to the following items:
Taxes arising on acquired intangible assets	(6,483)	(10,740)
Intangible assets	—	10
Trade and other payables	(644)	6,417
Tax loss carried forward	15,747	20,416
RSUs	1,413	—
Other assets and prepayments	4,553	(1,244)
Reflected in the Consolidated Statement of Financial Position:
Deferred tax assets	23,294	24,108
Deferred tax liabilities	(8,707)	(9,248)
The Group has tax losses that arose in Betway Limited of €42.2 million (2021: €57.4 million), (2020: €84.5 million) that are available for offsetting against future taxable profits of the companies in which the losses arose. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiary. The subsidiary is expected to generate taxable income from 2024 onwards. The losses can be carried forward indefinitely and have no expiry date.
Deferred tax assets of €10.5 million (2021: €7.0 million) have not been recognized in various subsidiaries across different jurisdictions for their assessed losses as they may not be used to offset taxable profits elsewhere in the Group. These have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. The largest portion arises out of The Rangers Limited where the losses can be carried forward indefinitely and have no expiry date.
On 8 October 2021, an agreement was reached for an international tax reform ("OECD Agreement"). Amongst other things, the OECD Agreement proposes a reallocation of a proportion of tax to market jurisdictions and seeks to apply a global minimum effective tax rate of 15%. The OECD Agreement is likely to cause changes in corporate tax rates in a number of countries in the next few years. The impact of these changes to the Group's tax assets and liabilities depends on the nature and timing of the legislative changes in each country.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

10	Earnings per share
The table below sets forth the computation for basic and diluted net income per ordinary share for the years ended December 31, 2022, 2021 and 2020:

	2022 € '000s	2021 € '000s	2020 € '000s
Profit attributable to ordinary equity holders of the Group	181,439	235,878	149,217

Weighted average number of ordinary shares, basic	490,017,400	472,171,426	462,967,450
Weighted average number of ordinary shares, diluted	490,035,080	472,171,426	462,967,450

Earnings per share, basic	0.37	0.50	0.32
Earnings per share, diluted	0.37	0.50	0.32
*Shares in issue prior to January 27, 2022 have been retrospectively adjusted for the impact of the share issuance to Pre-Closing Holders at a fixed ratio of 8.51 for 1 as described in note 1 the basis of preparation. Refer to note 16 for the ordinary shares issued and fully paid as at December 31, 2022 and 2021 reflecting the impact of the Transaction.
The dilutive earnings per share attributable to owners of the parent for the year ended December 31, 2022, does not include 5,691,377 (2021: nil) (2020: nil) shares relating to the potential dilutive effect of the Group RSU awards as to do so would be antidilutive. As described in note 17.2, the Company exercised its rights to exchange all publicly traded warrants for ordinary shares at an agreed ratio and extinguished any remaining private placement warrants and earnout shares. The warrants and earnout shares were not dilutive during the period they were outstanding and, therefore, were not included in the dilutive earnings per share calculation.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

11	Intangible assets

	Goodwill € '000s	Customer databases € '000s	Brands € '000s	Licenses € '000s	Exclusive license rights € '000s	Marketing and data analytics know-how € '000s	Acquired technology € '000s	Internally-generated software development costs € '000s	Total € '000s
Cost
At January 1, 2021	18,843	15,981	74,093	3,484	55,000	99,277	29,110	11,415	307,203
Arising on business combinations	6,071	11,193	—	242	—	18,165	640	—	36,311
Disposals	—	—	—	—	—	—	(135)	(2,088)	(2,223)
Additions	—	—	—	1,994	—	—	—	21,612	23,606
Effects of movements in exchange rates	109	2	—	(10)	—	—	13	(18)	96
At December 31, 2021	25,023	27,176	74,093	5,710	55,000	117,442	29,628	30,921	364,993
Arising as a result of merger	—	—	—	—	—	—	—	10	10
Arising in business combinations	37,869	12,831	1,576	—	—	10,579	1,163	—	64,018
Disposals	—	—	—	(64)	—	—	—	(43)	(107)
Additions	—	—	—	863	—	—	(1,767)	22,401	21,497
Write off of goodwill	(278)	—	—	—	—	—	—	—	(278)
Effects of movements in exchange rates	(1,061)	(332)	(276)	(181)	—	122	(38)	45	(1,721)
At December 31, 2022	61,553	39,675	75,393	6,328	55,000	128,143	28,986	53,334	448,412

Accumulated amortization and impairment
At January 1, 2021	—	8,607	10,273	1,612	38,903	19,576	8,129	2,466	89,566
Amortization charge for the year	—	11,913	7,307	642	16,097	25,498	11,082	5,025	77,564
Disposals	—	—	—	—	—	—	—	(131)	(131)
Effects of movements in exchange rates	—	—	—	43	—	—	(25)	(1)	17
At December 31, 2021	—	20,520	17,580	2,297	55,000	45,074	19,186	7,359	167,016
Amortization charge for the year	—	4,876	7,360	819	—	26,322	7,190	8,780	55,347
Disposals	—	—	—	(2)	—	—	—	(68)	(70)
Effects of movements in exchange rates	—	(50)	(1)	(29)	—	(14)	(18)	2	(110)
At December 31, 2022	—	25,346	24,939	3,085	55,000	71,382	26,358	16,073	222,183

Net Book Value
At December 31, 2021	25,023	6,656	56,513	3,413	—	72,368	10,442	23,562	197,977
At December 31, 2022	61,553	14,329	50,454	3,243	—	56,761	2,628	37,261	226,229

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

12	Impairment reviews
For impairment testing, goodwill acquired through business combinations has all been allocated to the Betway, Spin and Jumpman CGUs, which are also operating segments.
The Group performs an annual impairment review for goodwill by comparing the carrying amount of the Betway, Spin and Jumpman CGUs with their recoverable amount. Management performed a valuation analysis in accordance with IAS 36 Impairment of Assets, to assess the recoverable amount for the Betway, Spin and Jumpman CGUs. This was then compared to CGUs carrying amount at the testing date, to identify whether the CGUs were impaired. This is an area where management exercises judgment and estimation, as discussed in note 3. Testing is carried out by allocating the carrying value of these assets to the respective CGUs and determining the recoverable amounts for the CGUs through the higher of Value in Use ('VIU') and Fair Value Less Cost of Disposal (‘FVLCD’) calculations. Where the recoverable amount exceeds the carrying value of the assets, the assets are not considered to be impaired. Each CGU is not larger than an operating segment, which are described in note 5.
Carrying amount of goodwill allocated to each of the CGUs:

	2022 € '000s	2021 € '000s
Betway	22,239	22,604
Spin	2,419	2,419
Jumpman	36,895	—
Total	61,553	25,023
The Group considers the relationship between its recent equity transactions and its book value, among other factors, when reviewing for indicators of impairment.
The following information lists the key procedures Management has performed to estimate the carrying amount of each of its CGUs. As stated above, an impairment review was performed on the Spin CGU, but detailed disclosures are not provided as Spin goodwill is considered to be immaterial.
Jumpman and Betway CGUs
The recoverable amounts of the Jumpman and Betway CGUs were based on VIU. The VIU for each CGU was estimated using discounted cash flows (‘DCF’). The DCF was then compared with a market approach based on market multiples from listed peers for consistency purposes under a FVLCD approach.
The key assumptions used in the estimation of the each DCF are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industry segments in which the CGUs operate (online casino and sport betting). The forecasts assumptions are based on historical data and market trends. The valuation assumptions are based on external sources (macro-economic and market data from listed peers) and internal sources:
As at December 31, 2022:

	Betway	Jumpman
Pre-tax discount rate	21.6%	13.5%
Long-term growth rate	2.0%	2.0%
As at December 31, 2021:

Betway
Pre-tax discount rate	22.2%
Long-term growth rate	2.0%

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

12	Impairment reviews (continued)
The discount rates applied in each DCF are a post-tax measurement estimated using CAPM with reference to market participants’ gearing and betas. In the calculation of the DCF, the cash flow projections included specific estimates over a eight-year period for Betway and five-year period for Jumpman. The projection period reflects the point that all markets in operation as of 2022 have reached maturity, with the long-term growth rate applied thereafter. To reflect regulatory risks and certain risks identified in the forecasts, a specific risk premium was adopted in the discount rate, where relevant.
The estimated recoverable amount of the Betway CGU significantly exceeded its carrying amount.
For the Jumpman CGU, the headroom is approximately €7.7m, which corresponds to 12.1% of its recoverable amount. Under reasonably possible scenarios, a decline of 1% in the long-term growth rate would not cause an impairment and an increase of the pre-tax discount rate of 2% would cause a €1.7m impairment loss.
Certain risk premium adjustments were applied to the discount rates, to reflect different regulatory risks in the jurisdictions each CGU operates.

	Betway	Jumpman
Change in pre-tax discount rate	1.3%	N/A
The consistency check under the FVLCD approach was based on revenue and EBITDA multiples observed from listed peers as of the impairment review date. The implied multiples in the DCF estimates performed by the Company were more conservative than the listed peers EBITDA multiples.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

13	Property, plant and equipment

	Leasehold property improvements € '000s	Computer hardware & software € '000s	Office equipment € '000s	Furniture & fittings € '000s	Total € '000s
Cost
At January 1, 2021	3,847	5,606	506	1,228	11,187
Additions	860	1,808	236	243	3,147
Disposals	(8)	(496)	(92)	(41)	(637)
Arising on business combinations	2,252	4,805	358	305	7,720
Effects of movements in exchange rates	255	487	51	101	894
At December 31, 2021	7,206	12,210	1,059	1,836	22,311
Additions	3,433	2,327	251	300	6,311
Disposals	(356)	(387)	(91)	(46)	(880)
Arising on business combinations	916	107	138	330	1,491
Effects of movements in exchange rates	(433)	(598)	(115)	(129)	(1,275)
At December 31, 2022	10,766	13,659	1,242	2,291	27,958

Accumulated depreciation
At January 1, 2021	2,323	3,684	129	408	6,544
Depreciation	500	2,224	189	241	3,154
Disposals	(5)	(384)	(78)	(33)	(500)
Effects of movements in exchange rates	113	438	21	43	615
At December 31, 2021	2,931	5,962	261	659	9,813
Depreciation	1,382	3,173	340	442	5,337
Disposals	(89)	(208)	(53)	(33)	(383)
Effects of movements in exchange rates	(192)	(520)	(59)	(69)	(840)
At December 31, 2022	4,032	8,407	489	999	13,927

Net book value
At December 31, 2021	4,275	6,248	798	1,177	12,498
At December 31, 2022	6,734	5,252	753	1,292	14,031

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

14	Trade and other receivables

	2022 € '000s	2021 € '000s
Processor receivables	46,734	63,495
Trade receivables	28,966	56,346
Inventory	94	40
Other receivables	3,001	3,453
Prepayments	38,005	45,918
Trade and other receivables	116,800	169,252
Processor receivables are balances due from Payment Service Providers (‘PSPs’). The Group considers the majority of these PSPs as financial institutions that have high creditability in the market and strong payment profiles. During the year an amount of €8.6 million (2021: €2.6 million) was added to the ECL allowance.
Management considers that the carrying amount of trade and other receivables approximates their fair value. The expected credit losses calculated under IFRS 9 for trade and other receivables are considered by management to be immaterial.

15	Trade and other payables

	2022 € '000s	2021 € '000s
Trade payables	63,735	77,651
Other taxation and social security	8,032	9,835
Other payables	1,874	1,106
Accruals	81,663	58,761
	155,304	147,353
Management considers that the carrying amount of trade and other payables approximates their fair value.
All amounts included in trade and other payables are repayable on demand, non-interest bearing and are not secured on the assets of the Group.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

16	Equity

	2022 Number of shares	2021 Number of shares	2020 Number of shares
Ordinary shares issued and fully paid as at December 31 (as previously reported)	—	54,553,972	53,863,810
Retrospective application of capital reorganization	—	409,592,675	404,410,920
Ordinary shares issued and fully paid as at January 1 *	483,715,049	464,146,647	458,274,730
Share buy-back during the year	(24,993,271)	(5,886,567)	—
Issued during the year	31,475,691	25,454,969	5,871,917
Shared issued in exchange for public warrants	5,595,748	—	—
RSU vested during the year	2,094,504	—	—
Ordinary shares issued and fully paid as at December 31	497,887,721	483,715,049	464,146,647
*Shares in issue prior to January 27, 2021 have been retrospectively adjusted for the impact of the share issuance to Pre-Closing Holders at a fixed ratio of 8.51 for 1 as described in note 1.

16.1	Issued capital
On March 12, 2020 and March 17, 2020, the Company issued 5,871,917 no par registered shares to minority shareholders in Fengari and SG Media (formerly Pelion) in exchange for €1.4 million and €4.8 million, respectively, to align its shareholding with that of SGHC. The €6.2 million received for the issuance of shares has been recorded to issued share capital.
On January 27, 2021 the Company bought back 5,886,567 of its shares from its shareholders for €10.7 million. This transaction has been be treated as a reduction of issued capital.
On March 12, 2021, the Company issued 1,958,378 no par registered shares to minority shareholders in SGHC in exchange for the acquisition of Raging River for a fair value of €16.7 million. The shareholders paid an amount of €3.6 million towards the issue of shares. The €16.7 million for the issuance of shares has been recorded to issued capital.
On June 25, 2021, external loans with a value of €202.6 million were novated from a number of Group subsidiaries to SGHC. This debt was then further novated to the shareholders of the Company registered at close of business on that date, in consideration for an aggregate additional 23,496,592 ordinary shares in the Company, in the same pro-rata proportions as the shareholding percentages just prior to this loan novation and share issue.
On January 27, 2022, the Company completed the Business Combination Agreement to effect a public listing in NYSE. The accounting implications of the Transaction to the Company's issued capital are described in note 17.
As discussed in note 17.2, on December 12, 2022, the Company announced that it would exercise its rights to exchange all public warrants for Super Group ordinary shares. On December 14, 2022, the Company issued 5,332,141 Super Group ordinary shares in exchange for the 21,328,401 public warrants which were tendered to the Company. On December 29, 2022, the Company issued 263,607 Super Group ordinary shares for the 1,171,585 non-tendered public warrants.
For the year ended December 31, 2022, the Company issued 2,094,504 (2021: nil) ordinary shares upon the vesting of restricted stock units.

16.2	Foreign exchange reserve
The foreign exchange reserve relates to retranslation of the Group’s foreign subsidiaries with a non-Euro functional currency into the Parent’s presentation currency.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

16	Equity (continued)

16.3	Entities with significant influence over the Group
During the year ended as at December 31, 2022, the Group did not have an ultimate controlling party as no entity is deemed to have control over the Group. Instead, both Knuttson Ltd and Chivers Ltd are considered to exercise significant influence by way of holding 47.54% and 19.76% respectively (2021: 48.94% and 20.34%), respectively, of the issued share capital of Super Group as at December 31, 2022 and 2021.

17	Accounting Considerations relating to the Transaction

17.1	Issued capital
As a result of the Transaction described in note 1, the Pre-Closing Holders exchanged all issued shares in SGHC for newly issued shares in Super Group at a fixed ratio of 8.51 for 1. The issuance of these shares to Pre-Closing Holders has been presented as if the shares had been issued at the beginning of the earliest year presented.
SEAC is not considered a business as defined by IFRS 3, Business Combinations given it consists predominately of cash in the Trust Account. As Super Group acquired SEAC’s cash balance and other net assets and SEAC’s public listing through the issuance of its shares and warrants, the merger transaction is accounted for under IFRS 2, Share‐based Payment. Under this method of accounting, there is no acquisition accounting and no recognition of goodwill. SEAC is treated as the acquired company for financial reporting purposes.
The difference in the fair value of the SEAC's Consideration (i.e. 31,475,691 shares, 22,499,986 public warrants and 11,000,000 private warrants issued by Super Group) over the fair value of the identifiable net assets of SEAC represents a service for the listing of Super Group and is recognized as a share‐based payment expense.
The fair value of SEAC's Consideration on January 27, 2022 was as follows:
•Closing share price of SEAC’s shares as traded on NYSE which was $8.14 per share (€7.19), net of transaction costs, resulting in a value of €226.4 million.
•Closing price of SEAC’s public warrants as traded on NYSE which was $1.63 per warrant (€1.44), resulting in a value of €32.3 million.
•The valuation of the private warrants using the Black Scholes valuation at a total amount of €14.1 million.
The net assets of SEAC of €146.2 million (including cash and cash equivalents in the amount of €170.6 million) were assumed by Super Group and the issuance of ordinary shares and warrants by Super Group was recognized at fair value of €272.8 million, with the resulting difference amounting to €126.3 million representing the listing expense recognized on the transaction.
Transaction fees related to the Transaction amounted to €24.5 million in the year ended December 31, 2022, of which €23.0 million were allocated to Pre-Closing Holders and expensed with the remaining amount of €1.5 million allocated to new share ownership and applied as a reduction to share capital. Transactions fees related to the Transaction of €7.1 million incurred in the year ended December 31, 2021 and prior to the shareholder approval were expensed in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
Concurrently with the execution of the Business Combination Agreement, Super Group, SGHC, and certain Pre-Closing Holders entered into repurchase agreements pursuant to which the Company repurchased Super Group a total of 24,993,271 shares from such shareholders. Loans have been assumed in connection with the shares repurchased of €222.3 million with the Pre-Closing Holders in exchange for an agreed portion of their Super Group shares at a value of $10 (€8.9) per share. Subsequently in the year, the amount was settled in cash for €224.3 million.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

17	Accounting Considerations relating to the Transaction (continued)

17.2	Warrants
Pursuant to the Business Combination Agreement, a total of 22,499,986 public and 11,000,000 private warrants were issued by Super Group as part of SEAC's Consideration. The warrants were initially classified as financial liabilities with any movements in the value of the warrants reflected in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. Each warrant entitled the holder to purchase one Super Group ordinary share at a price of $11.50 per share, subject to certain adjustments.
In an attempt to simplify the Company’s capital structure, increase its public float, and reduce the potential dilutive impact of the warrants, the Group made an Offer to the holders of its public warrants wherein each public warrant holder was offered to receive 0.25 ordinary shares of the Group for each public warrant tendered by such holder and exchanged. This Offer was subject to a variety of conditions described in a Registration Statement filled with the U.S. Securities and Exchange Commission on November 22, 2022 (the "Registration Statement"). If the Offer was accepted, the Company would require all outstanding public warrants to be converted to Super Group ordinary shares with the public warrant holders who consented to the amendment and tendered their warrants receiving 0.25 Super Group ordinary shares per public warrant and those who did not receiving 0.225 ordinary shares per public warrant. Further, if this Offer was accepted all private warrants would be cancelled for no consideration. Additionally, conditional on the completion of the Offer, each of the Pre-Closing Holders agreed to irrevocably and unconditionally waive their respective rights to receive earnout shares arising from the earnout obligation.
On December 12, 2022, the Company announced that 21,328,401 (or 95%) of the Company’s outstanding public warrants were tendered prior to the expiration date and that it met the conditions set in the Registration Statement. Therefore, the Company would exercise its rights to exchange all non-tendered outstanding public warrants for Super Group ordinary shares at a ratio of 0.225 per warrant and cancel the remaining private placement warrants for no consideration.
On December 14, 2022, the Company issued 5,332,141 Super Group ordinary shares in exchange for the 21,328,401 public warrants which were tendered to the Company discharging itself of any remaining liability for the tendered warrants as of this date. On December 29, 2022 the Company issued 263,607 Super Group ordinary shares in exchange for the non-tendered public warrants and canceled the private warrants discharging itself of any remaining liability for the non-tendered public warrants and private warrants.
The fair value of the 5,595,748 Super Group ordinary shares issued in exchange for the public warrants was €16.4 million considering the price of Super Group ordinary shares at December 14, 2022 ($3.13 per share). The combined amount for changes in fair value during the year and upon the derecognition of €19.8 million was recorded in the ‘change in fair value of warrant liability’ line item within the Consolidated Statement of Profit and Loss and Other Comprehensive Income.
Immediately prior to derecognition, the fair value of the private placement warrants was €0.7 million. The combined amount for changes in the fair value during the year and up until the date the derecognition of €14.7 million was recorded in the "change in fair value of warrant liability’ line item within the Consolidated Statement of Profit and Loss and Other Comprehensive Income. The derecognition of the private warrant liability was made with an offsetting entry to retained profit in the Statement of Changes in Equity, as all the private placement warrants were held by Pre-Closing Holders and, therefore, which represents a transaction with owners.
The total foreign exchange effect on public and private warrants combined of €5.2 million was recorded in the 'foreign exchange on revaluation of warrants and earnout liabilities' line item within the Consolidated Statement of Profit and Loss and Other Comprehensive Income.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

17	Accounting Considerations relating to the Transaction (continued)

17.3	Earnout Reserves
Pursuant to the Business Combination Agreement, Pre‐Closing Holders were granted a contingent right to receive up to 50,969,088 earnout shares subject to attainment of certain stock price hurdles over a five‐year period from the Closing Date. The earnout shares were recognized in the same manner as a dividend and recorded to earnout reserves as they were giving value to existing shareholders. The earnout shares were valued at €250.0 million on January 27, 2022 using an option pricing model.
As outlined in the "Warrants" section above, the recipients of the earnout shares agreed to unconditionally waive their right to receive the earnout shares without any compensation if the Offer to public warrant holders was accepted. Therefore, upon the acceptance of the Offer on December 12, 2022, the Group was discharged of any remaining liability for the earnout shares and the liability was derecognized at that date.
Immediately prior to derecognition, the fair value of the earnout shares was €32.5 million. The combined amount for changes in fair value during the year and up until the date of the derecognition of €237.4 million was recorded in the ‘change in fair value of earnout liability’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
The foreign exchange effect on earnout of €19.9 million was recorded in the 'foreign exchange on revaluation of warrants and earnout liabilities' line item within the Consolidated Statement of Profit and Loss and Other Comprehensive Income.
As all the earnout shares were held by Pre-Closing Holders, management concluded that the derecognition of the liability represents a transaction with owners. Therefore, its derecognition was made with an offsetting entry to earnout reserve in the Statement of Changes in Equity. The remaining earnout reserve was derecognized with a reclassification entry recorded to retained profit.

18	Restricted Stock Units ('RSUs') Awards
The Group has granted RSUs to its executives and employees as part of a long-term Employee Incentive Package ("EIP"). The Board of Directors is charged with determining who receives awards, granting awards and setting terms and conditions. They also have the ability to delegate these powers to other committees or officers of Super Group.
The total shares available to award under the plan is 43,312,150 (“Share Reserve”). The Share Reserve increases by 3% annually beginning on January 1, 2022 through 2031. The Share Reserve is a limit on the number of shares that may be issued from awards that were granted under this Plan and does not the limit the granting of awards. The Company will keep available at all times the number of shares reasonably required to satisfy its obligations to issue shares pursuant to such awards. Shares issued under the plan will be new shares.
RSUs are subjected to vesting, issuance and forfeiture conditions. All the awards granted to date by the Group have a 3-year vesting period, in which 1/3 of the RSUs vest on each of the first, second and third anniversaries of the Vesting Commencement Date, subject to the plan participant continuously remaining at the Group, save in the event of death.
The shares provided under the RSUs awards are entitled for dividend rights and will be settled upon vesting. No rights of a shareholder are given to RSU holders until the RSUs are settled in shares of the Company.
The table below summarizes the key conditions of the awards outstanding as at December 31, 2022:

Plan	Grant date	Vesting commencement Date	Fair value at grant date (USD)	Total RSUs awarded	Terminated RSUs	Vested RSUs
RSU EIP 2021	May 31, 2022	December 31, 2022	7.00	6,704,500	342,500	2,094,504
RSU Executive Plan 2022	November 16, 2022	January 31, 2023	3.63	781,620	—	—
RSU EIP 2022	December 1, 2022	January 31, 2023	3.10	888,942	—	—
				8,375,062	342,500	2,094,504

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

18	Restricted Stock Units ('RSUs') Awards (continued)
The RSU expense, excluding payroll taxes, for the year ended December 31, 2022 was €24.3 million (2021: nil) (2020: nil), which includes an one off RSU expense of €23.1 million (2021: nil) (2020: nil) related to awards following the Transaction. The total fair value of the RSUs vested during the year ended December 31, 2022 was €5.9 million (2021: nil).
The total unrecognized compensation cost related to outstanding RSUs as of December 31, 2022, including payroll and employee income tax, was €23.4 million (2021: nil). The unrecognized expense is expected to be recognized over a weighted average period of 1.3 years (2021: nil).

19	Financial instruments - fair values and risk management
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
Fair values
Fair values vs carrying amounts
The following are the fair values and carrying amounts of financial assets and liabilities in the Consolidated Statement of Financial Position:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	2022	2022	2021	2021
	€ '000s	€ '000s	€ '000s	€ '000s
Assets
Loans receivable	25,524	25,524	25,516	25,516
Trade and other receivables	75,700	75,700	119,841	119,841
Regulatory deposits	11,809	11,809	8,594	8,594
Restricted cash	148,240	148,240	60,296	60,296
Cash and cash equivalents	254,778	254,778	293,798	293,798
Financial assets
Investments in non-listed equity instruments	1,781	1,781	1,686	1,686
Total	517,832	517,832	509,731	509,731

Liabilities
Derivative financial instruments	15,129	15,129	—	—
Trade and other payables	129,074	129,074	134,930	134,930
Lease liabilities	17,259	17,259	16,249	16,249
Deferred consideration	—	—	13,200	13,200
Interest-bearing loans and borrowings	1,203	1,203	3,772	3,772
Customer liabilities (at fair value through profit/loss)	50,246	50,246	51,959	51,959
Total	212,911	212,911	220,110	220,110

Net	304,921	304,921	289,621	289,621

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

19	Financial instruments - fair values and risk management (continued)
Fair value hierarchy
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: inputs for the asset or liability that are based on observable market data (i.e. observable inputs); and
•Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).
Basis for determining fair value though profit and loss
The following are the significant methods and assumptions used to estimate the fair values for the financial instruments above.
Financial instruments carried at amortized cost
All financial instruments measured at amortized cost approximate their fair value because the EIR is not materially different to the applicable market rates during the term of these instruments.
Loans receivable
The Group entered into a loan agreement with Apricot Investments Limited (‘Apricot’) on November 14, 2022 to loan funds to be used exclusively in the development of a sportsbook gaming system. The Group will loan Apricot a maximum of €43 million to be paid in five installments from November 15, 2022 until March 15, 2023. The term of the loan is 5 years and is to be repaid in full on or by November 14, 2027. The interest rate on the loan is 1% above the Bank of England rate per annum, payable annually in arrears in each year of the term. On December 31, 2022 the closing balance of the loan was €18.3 million (2021: nil). The Group has other external loans receivable of €7.2 million. In addition, the Company issued loans of €22.0 million in the year ended December 31, 2022
Financial instruments carried at fair value through other comprehensive income
Investments in non-listed equity instruments
On 17 May 2021, Merryvale Limited purchased preference shares in Beryllium Ventures Pte. Ltd for which the Group holds a non-controlling interest. These investments were irrevocably designated at fair value through OCI as the Group considers this investment to be strategic in nature. The fair value of the investment is recognized at the fair value of the transaction price as the transaction is between entities that are unrelated. Any movement in the fair value of the investment between the date of acquisition and year end is immaterial.
Financial instruments carried at fair value through profit and loss
Derivative financial instruments (Level 3)
Customer Liabilities
Customer liabilities are fair valued as at year end to reflect the movement in odds between the date a bet was placed and the odds as at year end.
Funding and option arrangements
The Group entered into three separate funding and option arrangements with Bellerive Capital Limited (“BCL”) under which the Group provided a funding contribution for the sole purpose of BCL acquiring a 100% interest in Digiprocessing, Richhill (previous parent company of Raichu), and Haber respectively. Per the agreement, any proceeds received by BCL from the investment entities in excess of the initial contributions shall be allocated between the Group and BCL after deduction of any relevant expenses incurred by BCL. As part of this allocation, the Group earned €4.1 million during the year ended December 31, 2022 (2021: €15.8 million) which were proceeds received in excess of the initial funding contribution. This has been recognized as other income in the Consolidated statements of Profit or Loss and Other Comprehensive Income. During the year ended December 31, 2022 cash proceeds of €17.1 million was received in relation to these funding and option arrangements (2021: €2.8 million).

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

19	Financial instruments - fair values and risk management (continued)
Option to sell B2B Division of DGC
The Group has entered into an option agreement with Mahigaming LLC (‘Mahi’), an entity nominated by Games Global, in which it grants a call option (‘B2B Option’) to Mahi to purchase the B2B Division of DGC for $2.5 million ("Option Consideration"), adjusted for revenues earned and operating expenses incurred by the B2B Division. The Mahi Option was initially set to expire on April 07, 2023 and will lapse automatically if it is not exercised. Prior to December 31, 2022, the Option Consideration was increased to $10 million and the expiration date extended to June 30, 2024.
Mahi’s rights to exercise the B2B Option are conditional to the completion of following events:
•Completion of the acquisition of the entire issued capital of DGC by the Group;
•Mahi (or one of its nominees) having received all gaming approvals necessary for Mahi to acquire and operate the B2B Division in accordance with the applicable gaming laws.
As discussed in note 26, the first condition was met in January, 2023 when the Group completed the acquisition of DGC. Mahi’s regulatory approvals are ongoing and were not obtained by the date the financial statements were authorized for issue. Management expects that the exercise of the B2B Option will not happen within 12 months, as the remaining gaming approvals are likely to take more time to be satisfied. Therefore, the B2B Option was classified as a non-current liability on the Consolidated Statement of Financial Position.
Upon the initial recognition of the B2B Option, the Group recognized a financial liability for the transaction price of $100 relating to the amount received to enter into the option agreement.
In determining the fair value of the B2B Option as at December 31, 2022, the Group applied a valuation technique that takes into accounting the likelihood of occurrence of each event outlined above, based on the Group and its legal counsel assessment of the probability of both conditions being met at each valuation date. This approach allows for a two-step process, which incorporates uncertainty around the satisfaction or not of each condition and the underlying B2B Division business risks using a Black Scholes model. The volatility was based on historical volatility of a group of comparable companies with a look back period equal to the time to expiry of the option at each valuation date. The B2B Option was categorized as a Level 3 instrument under the fair value hierarchy due to the non-observable inputs used in the valuation.
The fair value of the option liability as at December 31, 2022 is €15.1 million (2021: nil) and is recognized in the derivative financial instruments line within the liabilities of the Consolidated Statements of Financial Position. The change in fair value is recognized in the change in fair value of option line within the Consolidated Statement of Profit or Loss, net of the €21.4 million gain on Verno option discussed in note 4. The key valuation assumptions as at December 31, 2022 are as follows:

Exercise price ($m)	3.2
Volatility	59.17%
Time to expiration (years)	1.5
Risk-free rate	4.57%
Probability of conditions being met	58%

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

19	Financial instruments - fair values and risk management (continued)
Analysis of loans and borrowings for the year ended December 31, 2022
Financial instruments carried at amortized cost
Interest-bearing loans and borrowings
At Amortized cost

	2022 € '000s	2021 € '000s
Current interest-bearing loans and borrowings
Financial institution loan (ZAR 1.25% interest)	—	1,537
Financial institution loan (ZAR 15% interest)	1,073	1,318
Other loans (NGN 0%)	122	126
Other loans (EUR 0%)	8	27
Total current interest-bearing loans and borrowings	1,203	3,008

Non-current interest-bearing loans and borrowings
Financial institution loan (ZAR 1.25% interest)	—	764
Total non-current interest-bearing loans and borrowings	—	764

Analysis of loans and borrowings for the year ended December 31, 2022

Facility	Maturity	Interest rate	Currency	Facility amount € '000s
Financial institution loan	On demand	15.00%	ZAR	R75,032
Other loans	On demand	0.00%	EUR	Unspecified
Other loans	On demand	0.00%	NGN	Unspecified

Analysis of loans and borrowings for the year ended December 31, 2021

Facility	Maturity	Interest rate	Currency	Facility amount € '000s
Financial institution loan	June 15, 2022	15.00%	ZAR	R75,032
Financial institution loan	August 31, 2023	1.25%	ZAR	R49,944
Other loans	On demand	0.00%	EUR	Unspecified
Other loans	On demand	0.00%	NGN	Unspecified

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

19	Financial instruments - fair values and risk management (continued)
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
Cash and cash equivalents
Cash and cash equivalents comprise of:

	2022 € '000s	2021 € '000s
Cash-in-transit	38,087	35,525
Processor bank balances	47,335	41,696
Bank balances	169,356	216,577
	254,778	293,798
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

19	Financial instruments - fair values and risk management (continued)
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

	Carrying Amount € '000s	Contractual cashflows € '000s	less than1 year € '000s	1 - 2 years € '000s	3 - 5 years € '000s	Over 5 years € '000s
At December 31, 2022
Liabilities
Trade payables	63,735	63,735	63,735	—	—	—
Accruals	63,465	63,465	63,465	—	—	—
Other payables	1,874	1,874	1,874	—	—	—
Customer liabilities (at fair value through profit/loss)	50,246	50,246	50,246	—	—	—
Lease liabilities	17,259	22,616	7,536	7,375	7,586	119
Derivative financial instruments	15,129	15,129	—	15,129	—	—
Interest-bearing loans and borrowings - principal	661	661	661	—	—	—
Interest-bearing loans and borrowings - interest	542	542	542	—	—	—
Total	212,911	218,268	188,059	22,504	7,586	119

At December 31, 2021
Liabilities
Trade payables	77,651	77,651	77,651	—	—	—
Accruals	57,279	57,279	57,279	—	—	—
Other payables	1,106	1,106	1,106	—	—	—
Customer liabilities (at fair value through profit/loss)	51,959	51,959	51,959	—	—	—
Lease liabilities	16,249	19,236	5,746	5,422	7,914	154
Deferred consideration	13,200	13,200	13,200	—	—	—
Interest-bearing loans and borrowings - principal	3,327	3,327	2,563	764	—	—
Interest-bearing loans and borrowings - interest	445	560	556	4	—	—
Total	221,216	224,318	210,060	6,190	7,914	154

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

19	Financial instruments - fair values and risk management (continued)
Changes in liabilities arising from financing activities

	Interest-bearing loans and borrowings and deferred consideration € '000s	Lease liabilities € '000s	Total € '000s
At January 1, 2020	217,365	9,893	227,258
Cash inflows	7,142	—	7,142
Cash outflows	(15,779)	(2,645)	(18,424)
Loans novated	29,844	—	29,844
Deferred consideration paid	(66,027)	—	(66,027)
Effects of movements in exchange rates	(1,945)	128	(1,817)
New leases	—	196	196
Increase in deferred consideration	25,600	—	25,600
Arising from business combinations	6,306	815	7,121
Interest	10,306	685	10,991
At December 31, 2020	212,812	9,072	221,884
Cash inflows	—	—	—
Cash outflows	(24,641)	(3,413)	(28,054)
Deferred consideration paid	(4,050)	—	(4,050)
Effects of movements in exchange rates	4,124	527	4,651
Disposals	—	(347)	(347)
New leases	—	1,311	1,311
Other	25	—	25
Increase in deferred consideration	15,161	—	15,161
Loans novated - share subscription	(202,625)	—	(202,625)
Arising from business combinations	10,741	8,602	19,343
Liabilities assumed on business combination	2,881	—	2,881
Loans novated	(12)	—	(12)
Loans waived	(2,808)	—	(2,808)
Interest	5,364	497	5,861
At December 31, 2021	16,972	16,249	33,221
Cash outflows	(26,679)	(8,222)	(34,901)
Loans assumed in connection with the shares repurchased (See note 17.1)	222,345	—	222,345
Payments related to the repurchased shares (See note 17.1)	(224,322)	—	(224,322)
Deferred consideration paid	(13,200)	—	(13,200)
Effects of movements in exchange rates	1,875	(305)	1,570
Disposals	—	(112)	(112)
New leases	—	8,024	8,024
Arising as a result of merger	671	—	671
Arising from business combinations	23,445	—	23,445
Liabilities assumed on business combination	—	671	671
Interest	96	955	1,051
At December 31, 2022	1,203	17,260	18,463

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

19	Financial instruments - fair values and risk management (continued)
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
Credit risk also arises where cash and cash equivalents and restricted cash are deposited with banks or financial institutions. It is the Group’s policy to deposit funds only with reputable institutions with an acceptable credit rating, and to keep the position under review. Management do not consider there to be a concentration of credit risk within the Group as the amounts receivable at year end are spread across a number of 3rd party supplier across multiple locations.
The Group applies the IFRS 9, ‘Financial Instruments,’ simplified approach for trade and other receivables that do not contain a significant financing component and those that are recognized under IFRS 15, ‘Revenue from Contracts with Customers.’
The Group’s sports betting and online casino business are predominantly cash businesses where there is a requirement for the customer to pay in advance of entering into a transaction. These payments are collected through payment service providers. The Group does not grant credit to customers.
As such, the majority of the Group’s outstanding receivables balance is with 68 payment service providers (PSPs), some of which are global brands, and others are smaller and country specific. The Group considers these PSPs as financial institutions that have high credibility in the market and strong payment profiles.
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
Restricted cash related to Digital Gaming Corporation
The Group has provided a financial guarantee on a loan facility extended by Standard Bank to DGC initially set at $50 million on April 9, 2021. This amount was subsequently increased via amendments to the facility agreement to $150 million. The actual amounts drawn down on this facility by DGC were $84.4 million (€79.3 million) in the year ended December 31, 2022 and $46.2 million (€40.8 million) in the year ended December 31, 2021.
As of December 31, 2022, the total draws on this facility amounted to $130.6 million (€121.7 million), which is the maximum credit risk exposure of the Group in the event of DGC failing to repay the loan and has been set aside within restricted cash as required by the lender.
As discussed in note 26, the Group exercised the option to acquire DGC in January 2023. The Group extended the facility to DGC in order to facilitate DGC obtaining various licenses in the USA. The provision of the facility is advantageous to the future business and the Group does not consider the guarantee to be a risk to the Group. The remaining balance of restricted cash held of €26.6 million as at December 31, 2022 (2021: €19.5 million), relates to cash held to cover monies owed to customers, as discussed in note 2.9.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

19	Financial instruments - fair values and risk management (continued)
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. Some of the Group’s subsidiaries operate in local currencies, primarily GBP, GHS, NGN, CAD, ZAR. Exchange rates are monitored by Group Finance on a monthly basis to ensure that adequate measures are taken if fluctuations increase.
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

20	Leases
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
The Group has no material short term or low value asset leases.
Right-of-use assets
The amount recognized as right-of-use assets is as shown:

	Leasehold property € '000s	Motor vehicles € '000s	Total € '000s
At January 1, 2021	8,929	27	8,956
Arising on business combinations	6,848	—	6,848
Effects of movements in exchange rates	568	1	569
Additions	1,336	—	1,336
Disposals	(327)	—	(327)
Amortization	(2,826)	(15)	(2,841)
At December 31, 2021	14,528	13	14,541
Arising on business combinations	521	—	521
Effects of movements in exchange rates	(367)	5	(362)
Additions	5,625	—	5,625
Disposals	(115)	—	(115)
Amortization	(6,027)	(18)	(6,045)
At December 31, 2022	14,165	—	14,165

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

20	Leases (continued)
Lease liabilities
The recognized lease liability is as shown:

	Leasehold property € '000s	Motor vehicles € '000s	Total € '000s
At January 1, 2021	9,047	25	9,072
Arising on business combinations	8,602	—	8,602
Effects of movements in exchange rates	528	(1)	527
Additions	1,311	—	1,311
Disposals	(347)	—	(347)
Interest expense	496	1	497
Lease payments	(3,401)	(12)	(3,413)
At December 31, 2021	16,236	13	16,249
Arising on business combinations	671	—	671
Effects of movements in exchange rates	(304)	(1)	(305)
Additions	8,024	—	8,024
Disposals	(112)	—	(112)
Interest expense	954	—	954
Lease payments	(8,210)	(12)	(8,222)
At December 31, 2022	17,259	—	17,259

Maturity analysis - contractual undiscounted cash flows

	2022 € '000s	2021 € '000s
Less than one year	7,536	5,746
One to five years	14,961	13,336
More than five years	119	154
Total undiscounted lease liabilities	22,616	19,236

Lease liabilities
Lease liabilities included in the Consolidated Statement of Financial Position

	2022 € '000s	2021 € '000s
Current	6,951	5,353
Non-Current	10,308	10,896
Total lease liabilities	17,259	16,249

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

20	Leases (continued)
Amounts recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income

	2022 € '000s	2021 € '000s	2020 € '000s
Interest on lease liabilities	954	497	685
Amortization on right-of-use assets	6,045	2,841	2,010
COVID-19 Rent Concession	—	—	(360)
	6,999	3,338	2,335

Amounts recognized in the Financing Activities of the Consolidated Statement of Cash Flows

	2022 € '000s	2021 € '000s	2020 € '000
Interest paid on lease liabilities	1,196	532	707
Principal payment on lease liabilities	7,026	2,881	1,938
Total cash outflow for leases	8,222	3,413	2,645

21	Related party transactions
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

	2022 € '000s	2021 € '000s	2020 € '000s
Short term employee benefits	5,388	5,848	5,301
Restricted Stock Units ('RSUs') Awards	1,487	—	—
Post-employment pension and medical benefits	—	35	75
	6,875	5,883	5,376
Key management personnel services were also provided by Whitfield Management Limited. Amounts paid to Whitfield Management Limited for these services for the year ended December 31, 2022 amounted to €2.2 million (2021: €1.6 million; 2020: €0.3 million).
As of December 31, 2021, the Group has made a cash advancement to Super Group (SGHC) Limited of €0.7 million.

22	Dividends paid and proposed

	2022 € '000s	2021 € '000s	2020 € '000s
Cash dividends on ordinary shares declared and paid:
Final dividend	—	—	10,000
	—	—	10,000

Dividend per share	—	—	0.18

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

23	Provisions

	2022 € '000s	2021 € '000s
Withholding, indirect and gaming taxes
As at the beginning of the year	47,715	45,766
Settled in the year	—	(706)
Provided in the year	1,455	3,425
Reversed in the year	(5,390)	—
Effects of movements in exchange rates	(35)	840
Amounts transferred to accruals during the year	—	(1,610)
As at the end of the year	43,745	47,715
Current	43,745	47,715
Non-current	—	—
Total provisions	43,745	47,715
Provisions have been made based on the Group’s best estimate of the future cash flows, taking into account the risks and uncertainty of timing associated with each obligation.
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
The Group makes provisions for these matters based on the best estimate based on the individual facts and circumstances. Assessments made rely on advice from legal counsel and management’s assessment of judgments reached on cases in similar jurisdictions, as well as estimates and assumptions which may involve a series of complex judgements about future events. To the extent that the final outcome of these matters is different than the amounts recorded, such differences may impact the Group’s financial results in the year in which such determination is made.

24	Commitments and contingencies
Withholding, indirect and gaming taxes
As reflected in the critical accounting estimates and judgments disclosures in note 3, the Group reviews tax developments at each reporting date to determine if a provision should be recorded or a contingency disclosed. The Group assesses its tax liabilities taking into account current (and enacted but not yet implemented) tax law in conjunction with advice received from professional advisers and/or legal counsel. Management have assessed that the financial effect of such contingencies are either possible or probable but cannot be reliably measured due to considerable uncertainty regarding amount and/or timing.
Legal contingencies
The business is party to pending litigation in various jurisdictions and with various plaintiffs in the normal course of business. The Group takes legal advice as to the likelihood of success of claims and counterclaims. No provision arise where, due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arising from any of the legal proceedings can be determined.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

24	Commitments and contingencies (continued)
St. Pancras lease agreement
On September 16, 2022, the Group entered into a lease agreement with approximately €70 million of commitments, which had not commenced as of December 31, 2022, and as such, has not been recognized in the Consolidated Statement of Financial Position. The agreement has a lease term of 15 years and it is expected to commence in April 2024, when the necessary leasehold improvements to put the rented space in condition for the Group usage are concluded.
The Group is liable for the expenditures related to the leasehold improvements, which are estimated to be €15 million (included in the total commitments of €70 million) and will be incurred subsequent to the rented space being available for Group usage. As at December 31, 2022, no material leasehold improvements have been completed or disbursed. The leasehold improvements will entitle the Group to a rent free period up to 12 months and the first lease payment is expected for April 2025.

25	Subsidiaries
The table below includes the Company’s principal subsidiaries as at December 31, 2022, determined as either contributing to 10% or more of the Group assets or revenues. The Company has other subsidiaries, however the assets and revenues did not exceed 10%, and the aggregate did not exceed 20% of the Group’s consolidated assets or revenues for the year ended December 31, 2022:

Name	% Equity interest	Country of incorporation	Nature of business
Raging River Proprietary Limited	100%	South Africa	Gaming operations
Baytree Interactive Limited	100%	Guernsey	Gaming operations
Betway Limited	99.9%	Malta	Gaming operations
City Views Limited	100%	Guernsey	Holding company
Certain subsidiary entities of the Group are not wholly-owned. Apart from the non-controlling interest of Verno discussed in note 4, management has assessed the values of the non-controlling interests (‘NCI’) in these instances and determined them to be immaterial.

26	Subsequent events
Share Repurchase Program
On January 11, 2023, the Board of Directors has authorized the repurchase of up to $25 million of Super Group ordinary shares through December 31, 2023. This timeframe can also be extended or shortened by the Board of Directors, and Super Group is not obligated to repurchase any shares. Repurchases, if any, will be made from time to time on the open market at prevailing prices or in negotiated transactions off the market.
Acquisition of DGC
The Group has completed the DGC acquisition subsequent to year-end but prior to the issuance of the financial statements. On April 7, 2021, SGHC entered into an agreement to acquire 100% of the issued share capital of DGC a company holding an exclusive license to use the Betway brand in the United States of America ('USA').
DGC is an online sports betting and iGaming company with market access in up to thirteen USA states, eight of which are live today and, all utilizing the Betway brand, which it licenses from the Group on an exclusive basis. This acquisition enables the Group’s USA market entry, further enhancing its global footprint.
The purchase of DGC was conditioned upon written consent from a number of different gaming authorities in the USA that gaming approvals for certain relevant jurisdictions and certain market access agreements would not terminate due to the purchase by DGC. Subsequent to year-end, in January 2023 (the 'DGC Acquisition Date'), the Group had received all of the required written consents and completed its acquisition of DGC.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

26	Subsequent events (continued)
The fair value of the consideration for DGC is €11.7 million (corresponding to $12.6 million) paid in cash upon the transaction closing. The Group will also assume the loan facility extended by Standard Bank to DGC as part of the transaction (see note 19), which is included in the fair value of identifiable liabilities assumed. Subsequent to the year ended December 31, 2022 and before the financial statements were authorized for issuance, the amount drawn in the facility was increased from €121.7 million (corresponding to $130.6 million) to €137.5 million (corresponding to $149.9 million). The acquisition will be accounted for a business combination in accordance with IFRS 3.
The preliminary fair values of the identifiable assets and liabilities assumed as at the acquisition date were:

Digital Gaming Corporation € '000s
Assets
Property, plant and equipment	4,113
Deferred tax asset	1,195
Trade and other receivables	11,574
Cash and cash equivalents	7,668
24,550
Liabilities
Interest-bearing loans and borrowings	(120,989)
Income tax payable	(6,337)
Trade and other payables	(23,472)
Customer liabilities	(2,577)
Deferred tax liabilities	(950)
(154,325)

Net identifiable liabilities assumed	(129,775)
Goodwill and other intangible assets	141,477
Purchase consideration	11,702

The fair value of the trade receivables is the same as the gross amount of trade receivables and it is expected that full contractual amounts can be collected.
Goodwill and other intangible assets were based on a provisional assessment of their fair value as the valuation report had not been completed by the date the financial statements were approved for issue by the Board or Directors. Goodwill acquired through the business combination will be fully allocated to the Betway cash generating unit, which is also an operating segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

26	Subsequent events (continued)
The following table summarizes the net cash flow on acquisition:
The acquisition accounting for the above acquisition remains provisional for one year from the acquisition date and may change if new information is obtained relating to the conditions that existed at the acquisition date.

	Cash paid € '000s	Net cash acquired with the subsidiaries € '000s	Net cash flow on acquisition € '000s
Digital Gaming Corporation	(11,702)	7,668	(4,034)

Proposed sale of B2B Division of DGC
As described in the section "Option to sale B2B Division of DGC" in note 19, the Group granted the B2B Option to Mahi, an entity of Games Global, that allows Mahi or one of its nominees to purchase the B2B Division of DGC for $10 million, adjusted for revenues earned and operating expenses incurred by the B2B Division.
As described above, the Group has completed the acquisition of DGC in January 2023, which was one of the conditions necessary to allow Mahi to exercise the B2B Option. The remaining condition is Mahi obtaining approvals to acquire and operate the B2B Division in accordance with the applicable gaming laws. The process to obtain the approvals is ongoing and was not finalized on the date these financial statements were authorized for issue.
Loans receivable
The Group has made additional disbursements in connection with the loan agreement with Apricot totaling €24.8 million (see note 19). The total amount disbursed by the Group, including the amounts previously disbursed in the year ended December 31, 2022, have reached the maximum of €43.0 million set forth in the loan agreement.