Form 20-F
period 2023-12-31
Super Group (SGHC) Ltd
filed 2024-04-25
CIK 1878057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2023, the issuer had 497,938,845 ordinary shares outstanding.
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
•If our existing material weakness persists or we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operation, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares and our overall business.
•Economic downturns, abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations, reductions in discretionary consumer spending and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.
•Our business includes significant international operations, and we are likely to be exposed to foreign currency transaction and translation risks. As a result, changes in the valuation of any major currency in which we conduct business in relation to other currencies could have negative effects on our profitability and financial position.
•We are susceptible to macroeconomic events, including inflationary pressure, as well as geopolitical factors, any of which may adversely affect our business, prospects, financial condition or results of operations.
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
•Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), and other enforcement action. The protection of personal data is becoming increasingly regulated and changes in applicable laws may require changes to our policies, practices, procedures and personnel which may require material expenditures and harm our financial condition and results of operations.
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

•Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by unauthorized third parties, hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information or data stored there could be accessed, publicly disclosed, lost, deleted, encrypted or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings (including class action lawsuits), liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to customers, damage to our reputation, and a loss of confidence in our products and offerings, which could adversely affect our business.
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
Our business relies on entertaining customers by means of a wide range of potential wagering opportunities. In recent years an increasing percentage of sports betting wagering has been derived from “in-play” or “in-game” wagering, which refers to the wagers that customers make during the course of a sports event (as opposed to “pre-game” or “ante-post” wagers made before the start of a sports event) on the outcome of related events that occur pursuant to the primary event. Examples of this include “Scorer of the next goal” in a soccer match, or “Winner of the next point” in a tennis match. Where such wagers are allowed, there can be no assurance that regulators will not in the future seek to prohibit such forms of wagering, and where such wagers are not yet allowed there can be no assurance that regulators will ever allow them. If such “in-play” wagering is prohibited in any market then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.
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

If there is a global health pandemic in the future, it could lead to reductions in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations or a decrease in consumer spending.
Actions to mitigate the spread of global health pandemics, such as COVID-19, could include restrictions on travel, cancellation of sporting events, quarantines in certain areas and forced closures for certain types of public places and businesses. Any such actions could have a significant and lasting adverse impact on the economies and financial markets of many countries, including in the geographical areas in which we operate, and could also have a significant impact on our business, our suppliers and our customers. The direct impact on our business, beyond disruptions in normal business operations, would be driven by the suspension, postponement, cancellation or curtailment of major sports seasons and events. The ultimate impact of a pandemic on our financial performance will depend on the extent of any future disruptions, particularly if subsequent waves of the pandemic leads to the reinstatement of previous restrictions in the future.
Our results of operations may fluctuate due to seasonality and other factors and, therefore, our periodic operating results will not be guarantees of future performance.
Although the sporting calendar is year-round, there is seasonality in sporting events that may impact our operations. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions and those competitions will often have different sporting calendars. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause increases in our revenues, and their own respective off-seasons, which may cause decreases in our revenues. Certain sports only hold events during portions of the calendar year. For example, our revenues are significantly impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, major American sports leagues, marquee horse racing events and major professional tennis tournaments. Our revenues may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup, or the cancellation or postponement of sporting events. Similarly, we believe that there is some evidence that seasonality in casino gaming may occur at the time of certain major national holidays and/or vacation periods and hence it may occur that revenues and cashflow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities. Such fluctuations and uncertainties may negatively impact our cash flows.
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
We make use of machine learning and other data science and analytics techniques and technologies throughout our business and attempt to integrate these into customer-facing systems in ways that may have significant effects on our revenues and profits. The nature of such systems is that their outcomes cannot always be predicted and, therefore, our operating performance in one period is not a guarantee of future performance in a subsequent period.
We use machine learning and data science and analytics methodologies and techniques in seeking to understand individual customer preferences and attributes and to detect fraud and manage risk. Machine learning systems may create flawed, incomplete, or inaccurate outputs, some of which may appear correct, and these technologies can evolve over time. If we fail to implement or maintain adequate controls over such systems, then such systems could produce outcomes that adversely affect our results of operations.

Our machine learning and data science and analytics models are designed to analyze data attributes in order to identify complex transaction and behavior patterns. We do this for a number of purposes, including but not limited to fraud detection, determination of when and how to intervene in customer wagering activity for responsible gaming purposes, generation of personalized wagering and game recommendations in order to remove customer interface friction, and generation of personalized incentives (or disincentives, as the case may be) designed to optimize customer satisfaction, enjoyment and profitability. Our ability to continuously train and/or improve our machine learning and related systems will have material impacts on our revenues, especially as methods of committing fraud evolve and become more sophisticated and as competitors become better at evaluating and incentivizing and interacting with customers. However, it is possible that these systems may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate or flawed assumptions, logic or other errors made in building or training such systems, incorrect interpretations of the results of such systems, increased fraud sophistication beyond the capabilities of such systems, the emergence of very high value but very low volume or short-term transient risks that models of this nature might struggle to detect, "poisoning" of the underlying logic or inputs, and failure to timely update system assumptions and parameters. Further, the successful performance of our machine learning and data science and analytics models relies on the ability to constantly review and process large amounts of transactions and other data.
If we are unable to attract new customers or retain existing customers, or if our systems for capturing and processing data were to degrade or fail in any way, then the amount of data reviewed and processed by our machine learning and data science and analytics models will be reduced or fail to grow at a pace that will allow us to continue to improve the efficiency of our models, which may reduce the accuracy of such systems. Additionally, such systems may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud that are difficult to detect using these technologies and do not lend themselves well to risk-based analysis. Errors or inaccuracies in such machine learning and data science and analytics models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations.
If the third-party providers on which we rely do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.
There is no guarantee that the third-party geolocation and identity verification systems that we rely on, including for fraud prevention and other compliance purposes, will perform adequately or will be effective in order for compliance with certain laws and regulations. Any service disruption to those systems would prohibit us from operating our platform and would adversely affect our business. Additionally, incorrect or misleading geolocation and identity verification data with respect to our current or potential customers received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings, in each case based on inaccurate identity or geographic location determination. Our third-party geolocation service providers rely on their ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party service providers may result in their inability to accurately determine the location of our customers. Moreover, our inability to maintain our existing contracts with third-party service providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, and lawsuits, and our business, financial condition, results of operations and prospects could be adversely affected.
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
We license the Betway brand for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend to a third-party operator for use in China and certain other South-East Asian territories. Our financial performance depends in part on maintaining our licenses with this third-party operator. Fees earned from third-party operators accounted for 2.4% of our total revenue for the year ended December 31, 2023. A decline in such third-party operator’s financial performance, competition from competitors or a deterioration in our relationships for other reasons could lead to termination of the brand licenses by such third-party operators, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.
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
We and our employees also use social media to communicate externally. There is risk that the use of social media by us or our employees to communicate about our business or for any other purpose even in a personal capacity may give rise to negative publicity or liability or result in public exposure of personal data of our employees or customers, each of which could affect our reputation, revenue, business, results of operations and financial condition.
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
Several of our marketing channels rely on being able to successfully track customers across different websites and apps and/or to augment our own data with additional marketing data for purposes of measuring and monitoring the effectiveness of our marketing campaigns and/or effectively adapting or executing on our marketing campaigns. The ability to do this is becoming increasingly difficult due to changes in legislation in some jurisdictions, technology platform provider offerings such as Google and Apple, and consumer resistance. For example, major technology platforms on which we rely to gather information about customers have taken steps to restrict such tracking and augmentation and we expect that further restrictions may be added in future. In addition, legislative proposals and present laws and regulations regulate the use of cookies and other tracking technologies, electronic communications, and marketing. For example, in the European Economic Area (“EEA”) and the UK, regulators are increasingly focusing on compliance with requirements related to the targeted advertising ecosystem. European regulators have issued significant fines in certain circumstances where the regulators alleged that appropriate consent was not obtained in connection with targeted advertising activities. It is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which may require us to make significant operational changes. In the United States, the California Consumer Privacy Act, as amended (“CCPA”) for example, grants California residents the right to opt-out of a company’s sharing of personal data for advertising purposes in exchange for money or other valuable consideration, and requires covered businesses to honor user-enabled browser signals from the Global Privacy Control.
Partially as a result of these developments, individuals are becoming increasingly resistant to the collection, use, and sharing of personal data to deliver targeted advertising. Individuals are now more aware of options related to consent, “do not track” mechanisms (such as browser signals from the Global Privacy Control), and “ad-blocking” software to prevent the collection of their personal data for targeted advertising purposes. Such restrictions may hamper our ability to acquire or retain customers and thereby cause our business, financial condition, results of operations, cash flows and prospects to suffer.

Moreover, while we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling. There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business.
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
We have in the past incurred, and may in the future incur, losses from various types of financial fraud, including use of stolen or fraudulent credit card data, claims of unauthorized payments by customers and attempted payments by customers with insufficient funds. Bad actors are using increasingly sophisticated methods to engage in illegal activities involving personal data, such as unauthorized acquisition or use of another person’s identity, account information or payment information and unauthorized acquisition or use of credit or debit card details, bank account information and mobile phone numbers and accounts. Under current credit card practices, we may be liable for use of funds on our platform with fraudulent credit card data, even if the associated financial institution approved the credit card transaction and may be subject to fines or other sanctions including the termination of our payment processing relationships. If we are unable to detect or are delayed in detecting the actions of successful perpetrators of fraud then such customers may be able to effectively gamble risk-free and may be able to withdraw and be paid any resulting winnings before we have been able to detect the fraud. In such cases we are unlikely to be able to recover the proceeds.
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
As a public company, we are subject to the reporting requirements of the Exchange Act and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the NYSE, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome, and our management and other personnel devote a substantial amount of time to these activities. Moreover, these rules and regulations have increased our historical legal and financial compliance costs and made some activities more time-consuming and costly. For example, these rules and regulations have made it more expensive for us to obtain director and officer liability insurance than we obtained as a private company. In particular, we have incurred and will continue to incur significant expenses and devote substantial management efforts toward ensuring compliance with Section 404 of the Sarbanes-Oxley Act. We have needed to hire additional accounting and financial staff, and engage outside consultants, with appropriate public company experience and technical accounting knowledge and maintain a larger internal audit function, which has increased our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation to our directors, officers and employees to maintain alignment to that of other public companies, which would increase our general and administrative expenses and could adversely affect our profitability. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.
Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business as a public company.
The Sarbanes-Oxley Act requires, among other things, that we assess annually the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures. In particular, Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a) requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.
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
Furthermore, investor perceptions of us may suffer if additional deficiencies are found in our internal control over financial reporting, and this could cause a decline in the market price of our shares and accordingly our overall business. Regardless of compliance with Section 404, our failure to remediate the material weakness which has been identified or any additional failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our business, financial condition, liquidity, results of operation, cash flows or prospects and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.
We identified a material weakness in connection with our internal control over financial reporting. Although we are taking steps to remediate this material weakness, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.
The Company had previously identified a material weakness in internal control over financial reporting that were described in Management’s Annual Report on Internal Control Over Financial Reporting, which was included in the Company's Form 20-F for the year ended December 31, 2022, together with measures being undertaken in order to remediate the material weakness.
For the year ended December 31, 2022, the material related to the application of IFRS reporting requirements in respect of the classification and measurement of material financial statement balances and disclosures. We have undertaken measures to remediate this material weakness, with the oversight of the Audit Committee of our Board of Directors, including recruitment of additional qualified personnel involved in financial reporting matters and engaging of third-party specialists, as required, for complex accounting matters. Our management has concluded that the above material weakness has been remediated as of December 31, 2023.
For the year ended December 31, 2023, a new material weakness has been identified. Although certain evidence of review was retained, there was not sufficient contemporaneous documentation to demonstrate the operation of the review controls over the forecasts used in performing the annual impairment test of goodwill of the DGC B2C cash generating unit and in the purchase price allocation upon acquisition of DGC on January 1, 2023.
The material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results.
Management continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively, including additional training of personnel involved in management review controls and retention of sufficient evidence to support precision of those reviews.
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
We derive a large percentage of our revenues from a small number of markets. For example, 40% of our revenue for the year ended December 31, 2023 was derived from the Americas, of which a majority was derived from Canada. There can be no assurance that we would be able to recover or replace a significant reduction in revenue or growth thereof derived from one or more of these markets if that were to happen for any reason, which could adversely affect our business, financial condition and results of operations.
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
In addition, changes in general market, economic and political conditions in U.S. and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce customers’ disposable income. Any one of these changes could have a material adverse effect on our business, financial condition, results of operations or prospects and cannot be certain as to the extent or the duration of the related impact.
We are susceptible to macroeconomic events, including inflationary pressure, as well as geopolitical factors, any of which may adversely affect our business, prospects, financial condition or results of operations.
We operate across a wide range of countries on all of the inhabited continents of the world. There are likely to be periods of time in which many or even most or all of the countries in which we operate will be subject to similar or identical forces that may impact our business negatively. In addition, macroeconomic and geopolitical events often evolve in a rapid pace and may evolve in unexpected ways, making it difficult for us to react in time with appropriate measures. The occurrence of such events and developments may have a material adverse effect on our business, prospects, financial condition or results of operations. Recent examples include the geopolitical and macroeconomic headwinds relating to the wars between Russia and Ukraine and between Israel and Hamas, either of which may result in increased volatility in the financial markets and disruptions to various industries, as well as the recent tightening of COVID-related monetary policy as a response to elevated levels of consumer price inflation in many countries around the world. Asian geopolitical and other risks are of significant importance to our business owing to the revenue that we receive from a third party in respect of licensing the use of our Betway brand to that party. A decline in such third-party operator’s financial performance for any reason could have an adverse effect on our business. We also bear the risk of reduced demand for our services due to the rise of inflation, which could have a chilling effect on consumer discretionary entertainment spending and be harmful to our revenue and profitability prospects.

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
The gaming industry is highly regulated and we are required to maintain licenses and pay requisite gaming taxes and other fees in each jurisdiction from which we operate in order to continue our operations and remain compliant with our licenses. Aside from jurisdictions in which we operate by virtue of a locally awarded license, we also operate in other jurisdictions by virtue of relevant licenses awarded by other recognized regulatory authorities. Our reliance on such licenses is at times based on the lack of a local regulatory framework in that jurisdiction where our services are accessed and used by customers, or based on a specific legal position and interpretation of local legislation. Such interpretation, at times, includes, but is not limited to, a legal position based on EU law or supranational law. As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU or supranational law, there is a risk that our interpretation would be contested by a governmental agency or regulator and our legal position ultimately rejected, which may result in administrative, civil or criminal prosecution or penalties. Furthermore, we have in the past faced, and continue to face, civil claims from customers contesting the legal basis of our services in certain jurisdictions, such as Austria and Germany, where we have, to date, settled some claims and are contesting others, and will likely continue to face similar claims again in future. This may materially adversely impact our profitability in such jurisdictions and/or our ability to carry on business in such jurisdictions and/or our ability to apply for or retain gaming licenses and/or could cause us to cease offering some or all of our offerings in the impacted jurisdictions and thereby have a material adverse effect on our business, financial condition, results of operations or prospects.
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
In 2021, the Parliament of Canada passed legislation allowing provinces to regulate single-event wagering within their jurisdictions. In particular, Ontario has moved ahead to permit provincially-regulated online gaming by private operators under its new regulatory framework. Spin, via Cadtree Limited, Betway, via Cadway Limited and Jumpman Gaming Limited, via The Six Gaming Limited, have each been awarded relevant licenses to offer their respective sports and/or casino products to Ontario residents.

In Canada outside of Ontario, we continue to monitor for any attempts by provincial governments and/or their respective monopoly lottery corporations to regulate current offshore offerings. We also continue to gauge provincial regulatory appetite for regulating online gambling offerings in the future. It is still unclear as to the approach each province will take in such regard, although Alberta, in its most recent Service Alberta and Red Tape Reduction Business Plan for 2024 – 27, has indicated its commitment to implementing an online gaming strategy that we understand may include a structure similar to the Ontario regime. In terms of timelines, however, implementation of the provincial regulatory scheme is still uncertain.

Whilst the other Canadian provinces are, eventually, reasonably expected to follow Ontario, the process and timeline for each of those provinces remains unclear. In the past, when other countries/provinces/states have introduced dedicated regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs.

In some cases the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market.

Although it is possible that regulatory developments will expand the size of the total addressable market in Canada and/or improve the profitability of the Canadian market for us, such an outcome is not certain. It is possible that companies like us, with pre-existing provincial Canadian operations, may be at a disadvantage under these new regulatory frameworks unless they are prepared to agree to certain conditions with respect to their operations.

Whilst we actively seek out regulated jurisdictions for the expansion of our business and therefore welcome any additional provincial Canadian regulatory frameworks, we cannot be certain about the future impacts of these changing circumstances on our business, operations or financial prospects. To the extent that competition in these key markets is increased and we are unable to maintain our related business, it may have a material adverse effect on them.

Even in cases in which a jurisdiction purports to license and regulate sports betting or gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and, at times, may be intended to provide incumbent operators with advantages over new licensees. Therefore, some “liberalized” regulatory regimes are considerably more or less commercially attractive than others.
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

Our failures to comply with the anti-corruption, anti-bribery, sanctions, anti-money laundering, responsible gaming, consumer protection and similar laws could result in legal penalties and fines, and/or negatively impact our reputation and results operations.
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

We offer betting markets across dozens of sports, and the odds are set through a combination of algorithmic and manual odds making. Bet acceptance is also a combination of automatic and manual acceptance. In some cases, the odds offered on the website constitute an obvious error. Examples of such errors are inverted lines between teams, or odds that are significantly different from the true odds of the outcome in a way that all reasonable persons would agree is an error. It is commonplace virtually worldwide for operators to void bets associated with such palpable errors, and in most mature jurisdictions these bets can be voided without regulatory approval at operator discretion. In some jurisdictions, it is unclear long term if regulators will consistently approve voids or re-setting odds to correct odds on such bets. In some cases, we require regulatory approval to void palpable errors ahead of time. If regulators were to not allow voiding of bets associated with large obvious errors in odds making, we could be subject to covering significant liabilities.
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
We collect and evaluate data, including personal data, regarding the behavior and activity of our customers on our websites and in our apps. This data may be used to determine the expected profitability of each customer so that we can in turn recommend appropriate games and wagers to customers based on our understanding of their preferences and so that we can, subject to applicable regulation, law or our business practices, offer incentives, bonuses or comps in a manner that attempts to responsibly optimize the confluence of customer enjoyment and our profitability.
We cannot ensure that all jurisdictions and regulators will always allow operators to collect the data that we do or to evaluate customers in the way that we do or to offer or promote products, incentives, bonuses and comps in the individualized manner that we do. There have been in the past and may also in the future be situations where we are restricted to offering uniform products, incentives, bonuses and comps equally to all customers regardless of expected profitability of such offers and/or where we are restricted in the manner in which such benefits and offers may be promoted and/or where we are restricted in the manner in or frequency with which such benefits and offers may be made available to customers.
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
We are generally subject to laws and regulations relating to sports betting and online casino gaming in the jurisdictions in which we conduct our business or in some circumstances, of those jurisdictions in which we offer or make available our services, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to tax, anti-money laundering, competition and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative, regulatory and enforcement action, court decisions or other governmental action, which may be affected by, among other things, political pressures and changes in government leadership or legislative or governmental priorities, may have an adverse impact on our operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming or the marketing thereof, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable online gaming in their jurisdictions. Additionally, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations. Some jurisdictions do not have laws that grant us rights in the data we collect. Any enactment of laws in these jurisdictions would require a change in how we conduct business in such jurisdictions.
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
See the previous risk factor captioned “Our growth prospects depend on the regulatory status of real-money gaming in various jurisdictions” for information about regulatory developments in Canada.
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
We are subject to periodic review and audit by various tax authorities. Tax authorities may disagree with certain positions that we have taken or that we will take, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition and results of operations. Although we believe that our tax provisions, positions and estimates are reasonable and appropriate, tax authorities may disagree with certain positions we have taken. In addition, economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes favorably more difficult.
The Organization for Economic Co-operation and Development (OECD) launched a new initiative on behalf of the G20 to minimize profit shifting by working toward a global tax framework that ensures that corporate income taxes are paid where consumption takes place, in addition to introducing a global standard on minimum taxation combined with new tax dispute resolution processes. This project achieved political consensus in October 2021, when the OECD announced it reached an agreement on a two-pillar solution to address tax challenges arising from digitalization of the economy. In December 2021, the OECD released Pillar Two Model Rules defining the global minimum tax rules, which contemplate a 15% minimum corporate income tax rate. The OECD continues to release additional guidance on these rules and calling for law enactment by OECD and G20 members to take effect in 2024 or 2025.

Although the stage of implementation varies across different jurisdictions in which we operate, these changes may increase our taxes in these countries. In particular, Guernsey has committed to implementing both an “Income Inclusion Rule” and a domestic minimum tax to provide for a 15% effective tax rate for large multinational companies that will apply from January 1, 2025 and, based on the assessment carried out so far, we have identified potential exposure to Pillar Two income taxes on profits earned in Guernsey and Malta, where the expected Pillar Two effective tax rate is likely to be lower than 15%. Exposure may also exist in other jurisdictions, albeit to a lesser extent than for Guernsey and Malta. Changes to these and other areas in relation to international tax reform, including future actions taken by foreign governments, could increase uncertainty and may adversely affect our tax rate and cash flow in future years.
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

Our collection, storage and use, including sharing and international transfers, of personal data are subject to applicable data protection and privacy laws, and any actual or perceived failure to comply with such laws may harm our reputation and business or expose us to fines, civil claims (including class actions), mass arbitration demands, other enforcement action, and other liabilities.
We are, and will increasingly become as we seek to expand our business, subject to numerous U.S. and foreign laws, regulations, rules and standards, as well as guidance, industry standards, policies and contractual or other obligations, relating to the collection, use, storage, safeguarding, retention, security, destruction, disclosure, transfer, and/or other processing of personal data (collectively, “Processing” or "Process") in the jurisdictions in which we operate (collectively, “Data Protection Requirements”).
Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that Process personal data on our behalf. In addition, these obligations may require us to change our business model. Our business model materially depends on our ability to Process personal data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. For example, we may be at heightened risk of regulatory scrutiny, and any changes in the regulatory framework could require us to fundamentally change our business model.
While we have taken steps to comply with applicable Data Protection Requirements, we cannot guarantee that our efforts have been and/or will continue to be, successful. If we, or the third parties on which we rely, fail, or are perceived to have failed, to address or comply with any such Data Protection Requirements, this could result in significant consequences, including without limitation litigation (including class-related claims) and mass arbitration demands, enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on Processing of personal data or orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; result in an inability to Process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize current or prospective offerings or services; adverse publicity; or require us to revise or restructure our operations.
Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”) (EU and UK GDPR collectively, “GDPR”), the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the “Guernsey DP Law”), South Africa’s Protection of Personal Information Act and Canada’s Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various related provincial laws, , as well as many other laws around the world, impose strict requirements for Processing personal data. For example, the GDPR imposes several requirements relating to ensuring there is a lawful basis for Processing personal data, extends the rights of individuals to whom the personal data relates, requires disclosures about how personal data is to be used, imposes limitations on retention of personal data, imposes strict rules on the transfer of personal data out of the EEA/UK to certain countries (and, creates mandatory data breach notification requirements in certain circumstances, and establishes onerous obligations on service providers who Process personal data simply on behalf of others. It also poses strict consequences for noncompliance, including temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to Processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
Because our products and services rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products and/ or services globally. The Bailiwick of Guernsey, the UK and the EEA, as well as other jurisdictions globally, have enacted laws limiting the transfer of personal data to other countries or, in some cases, requiring data to be localized. In particular, the Bailiwick of Guernsey, the EEA and the UK have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws they generally believe are inadequate. Other jurisdictions may adopt similar data localization and cross-border data transfer laws or may adopt similarly stringent interpretations of their existing laws. Although there are currently various mechanisms that may be used to transfer personal data from the Bailiwick of Guernsey, the EEA and the UK to the United States and other third countries in compliance with law, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data in the manner currently required to operate our business.

If we are otherwise unable to lawfully transfer personal data between and among countries and regions in which we operate and/or engage providers and/or otherwise transfer personal data, or if the requirements for a legally-compliant transfer are too onerous, it could affect the manner in which we receive and/or provide services and, the geographical location or segregation of our relevant systems and operations; could interrupt or degrade our operations; require us to relocate part or all of our business or data processing activities to other jurisdictions at significant expense; subject to us increased exposure to regulatory actions; and could adversely affect our financial results and generally increase compliance risk. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations. For example, in May 2023, the Irish Data Protection Commission determined that a major social media company’s use of the standard contractual clauses to transfer personal data from Europe to the United States was insufficient and levied a 1.2 billion Euro fine against the company and prohibited the company from transferring personal data to the United States.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). In the past few years, numerous states, such as California, Virginia, Colorado, Connecticut, and Utah, have enacted state level data privacy laws and regulations governing the collection, use, and processing of state residents’ personal data. These laws impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the CCPA applies to personal data of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides civil penalties of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. These developments further complicate compliance efforts, and increase legal risk and compliance costs for us, as compliance with any newly enacted privacy and data security laws or regulations may be challenging and cost and time-intensive, and we may be required to put in place additional mechanisms to comply with applicable legal requirements.
In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and other technology for online behavioral advertising. See more in the Risk Factor titled – We rely on several different marketing channels to acquire and retain customers and to promote our brands and our products. If we are not able to effectively acquire and retain customers via such channels then our business and operating results may be harmed.
Additionally, under various privacy laws and other obligations, we may be required to obtain certain consents to Process personal data. For example, some of our data processing practices may be challenged under wiretapping laws, since some of our entities obtain consumer information from third parties through various methods, including chatbot and session replay providers, or via third-party marketing pixels. At least in some jurisdictions, these practices may be subject to increased challenges by class action plaintiffs. Our inability or failure to obtain consent for these practices could result in adverse consequences, including class action litigation and mass arbitration demands.
In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and, we are, or may become subject to such obligations in the future. For example, the Payment Card Industry Data Security Standard (“PCI DSS”) applies to the processing of cardholder data and requires companies to adopt certain measures to ensure the security of cardholder data, including using and maintaining firewalls, adopting password protections, and restricting data access. Compliance with the requirements to process cardholder data can be onerous and may require the implementation of new procedures, policies and security measures or the amendment of existing ones which may require material expenditures and harm our financial condition and results of operations. If there is actual or perceived non-compliance with PCI DSS, this may result in our inability to process payments, monetary penalties and reputational damage, which may require material expenditures and harm our financial condition and results of operations
We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies, marketing materials and other statements regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or a misrepresentation of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

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
We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems, platforms or games could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects.
Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot provide assurance that the measures we take to prevent or hinder cyber-attacks and protect our systems, data and customer information and to prevent outages, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services, will be effective. We currently use and may in the future make additional use of “cloud” computing services which are a form of computing infrastructure provided by third parties such as Amazon and Microsoft and as such are substantially not within our control and are subject to outages that we would not be able to prevent and would have significant difficulty mitigating should they occur. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Such disruptions have not had a material impact on us; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could adversely affect our business, financial condition, results of operations and prospects.
If our customer base and engagement continue to grow, and the amount and types of offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to try to satisfy our customers’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the customer experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, climate change, climate change-related events, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies or other catastrophic events.
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
Our information technology and infrastructure and those of third parties upon which we rely, and our data, may be vulnerable to attacks by unauthorized third parties or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information or data stored there could be accessed, publicly disclosed, lost, deleted, encrypted or stolen, which could result in legal claims or proceedings (including class action), liability under laws that protect the privacy of personal data, regulatory penalties, disruption of our operations and the services we provide to customers, damage to our reputation, and a loss of confidence in our products and offerings, which could adversely affect our business.
In the ordinary course of business, we and the third parties upon which we rely Process proprietary, confidential, and sensitive data, including personal data (such as data of our customers), intellectual property, and trade secrets (collectively, “sensitive information”). The secure maintenance and transmission of sensitive information is a critical element of our operations. Our information technology and other systems that maintain and transmit sensitive information, or those of the third parties upon which we rely may be subject to cyber-attacks, malicious internet-based activity, online and offline fraud, and other activities. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including “hackers,” threat actors, “hacktivists,” organized criminal threat actors, intentional or unintentional actions or inactions by our employees, sophisticated nation states, and nation-state-supported actors.
Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.
We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by AI, and other similar threats. For example, we have been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems, whether by our employees or third parties, including cyber-attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs.
In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive information and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
In addition, websites and/or externally exposed administrative systems or user platforms are often subject to attempts to gain access through the use of compromised credentials, including those obtained through attacks on unrelated entities or through phishing attacks or other means. Any party who is able to illicitly obtain a customer’s access credentials could access the customer’s transaction data or personal data, resulting in the perception that our systems are insecure or otherwise trigger certain legal obligations, including notifications to users and regulatory authorities, and lead to risks of regulatory investigations, fines, negative publicity, and negative reputational impacts.
Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
We rely on third-party service providers and technologies to operate critical business systems to Process sensitive information in a variety of contexts, including without limitation encryption and authentication technology licensed from third parties (in an effort to securely transmit confidential and sensitive information, including credit card numbers), internet service providers, and bank processing and credit card systems. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. For example, advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of our third-party encryption and authentication technology to protect transaction data or other sensitive information from being breached or compromised. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.
Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of sensitive information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.
We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our products and our and the third parties’ upon which we rely hardware and software). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.
Additionally, our products may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch and could result in a vulnerability that could compromise the security of our systems. If a particular product offering is unavailable when customers attempt to access it or navigation through our platforms is slower than they expect, customers may be unable to use our product offerings as desired and may be less likely to return to our platforms as often, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations and adversely affect the experience of our customers.
Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services.
We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.
Moreover, applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.
Any such incident could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of sensitive information, including customers’ personal data; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. If any such incident should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such incidents, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Moreover, if any such incident should occur, then we would likely suffer attempts by the recipients of such data to divert our customers away from our products and would also suffer a substantial loss of trust and reputation with our customers and would likely lose a significant portion of their business as a result.
Any compromise or breach of our security measures, or those of the third parties upon which we rely, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.
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
Although we monitor our use of open source software to avoid subjecting our platform and our back-office and administrative and other systems to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot provide assurance that our processes for controlling our use of open source software in our software systems will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our systems, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.
If Internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired and our business, financial condition and results of operations could be adversely affected.
A substantial portion of our network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. If, for example, Internet service providers experience service interruptions, including due to an event causing an unusually high volume of Internet use (such as a pandemic or public health emergency), communications over the Internet may be interrupted and impair our ability to conduct our business. Internet service providers and other technology-based service providers may in the future roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of our customers to access our offerings in a timely fashion or at all. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. To prepare for system problems, we continuously seek to strengthen and enhance our current facilities and the capabilities of our system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or our own network systems will continue to be able to meet the demand placed on us by the continued growth of the Internet, the overall online gaming industry and our customers. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, which causes a loss of our customers’ property or personal data or a delay or interruption in our online services and products and e-commerce services, including our ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to our offerings, cause us to incur significant legal, remediation and notification costs, degrade the customer experience and cause customers to lose confidence in our offerings, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.
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
For U.S. federal income tax purposes, we will be a PFIC for any taxable year in which (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the value of our assets (determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income (including cash, other than certain cash held in a non-interest bearing account for short-term working capital needs). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.
Based on the nature of our business and the valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended December 31, 2023. However, no assurances regarding our PFIC status can be provided for any taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024.
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
Super Group (SGHC) Limited was incorporated with the purpose of reorganizing the previous group headed by SGHC Limited and to execute an agreement dated April 23, 2021 with new investors (Refer to Item 5. Operating and Financial Review and Prospects in this report).
As discussed in note 1, “General information and basis of preparation” to our consolidated financial statements, Super Group (SGHC) Limited could not be considered a separate entity acting in its own right, and the economic substance of its incorporation and the holding of SGHC Limited shares constituted a reorganization of the Group for the sole purpose of the public listing that was undertaken in 2022. Following the consummation of the reorganization, SGHC Limited became a wholly owned subsidiary of Super Group (SGHC) Limited.
Under a capital reorganization, the consolidated financial statements of Super Group reflect the pre-combination book values. Consequently, management concluded that Super Group (SGHC) Limited should recognize in its consolidated financial statements the net assets of SGHC Limited and subsidiaries as per their preceding carrying amounts, and that comparatives should be re-presented, as the consolidated financial statements of Super Group (SGHC) Limited are a continuation of those of SGHC Limited.
Therefore, the consolidated financial information as of and for the year ended December 31, 2021 presented in this report represents the consolidated financial information of SGHC Limited rather than Super Group (SGHC) Limited.
The accounting principles have been applied consistently for all years presented in the consolidated financial statements.
Our website address is https://sghc.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report. In addition to our corporate website, for additional information about reports and other information that we file or furnish electronically with the SEC, see Item 10.H. of this Report.

B.	Business Overview
Unless otherwise noted or the context otherwise requires, all references in this Item 4.B to “we,” “us” or “our” refer to the business of Super Group (SGHC) Limited and its subsidiaries taken as a whole.
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
Our subsidiaries are licensed in over 25 jurisdictions and collectively we manage approximately 3,700 employees. During 2023, on average, over 4.0 million customers per month yielded in excess of €3.1 billion in wagers per month. During 2023, total wagers amounted to €36.7 billion. Our business generated €1.4 billion of net gaming revenue during 2023 in different geographic regions, including the Americas, Europe, Africa and Middle East and the rest of the world, such regions accounting for approximately 40%, 16%, 28% and 16%, respectively, during the year.

What We Do
Our global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:
•Betway, a single-brand premier online sports betting and casino offering, and
•Spin, a multi-brand online casino offering.
Betway is our single-brand online sports betting and casino offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams, leagues and ambassadors worldwide. Betway has more than 70 such arrangements and seeks to maximize its impact and reach.
Spin is our multi-brand online casino offering. Spin’s diverse portfolio of 16 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which we believe an expansive brand portfolio will be a significant asset. In 2022, we expanded the Spin portfolio by acquiring a majority stake in Jumpman Gaming Limited. Jumpman is a multi-brand B2C casino operator which runs off proprietary technology and also supplies a number of white label brand partners, with a focus on a more recreational segment of the market than Betway and Spin. Across its entire business, Jumpman operates approximately 200 brands and generates almost all of its revenue from the UK.
In January 2023, we acquired Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”). DGC USA holds the exclusive license to use the Betway brand in the United States and has secured market access in an initial 13 regulated or expected-to-be regulated states in the United States.
Following Betway’s global expansion, we have, in certain circumstances, licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.
Company Background
Super Group (SGHC) Limited is a holding company incorporated under the laws of the Island of Guernsey and was incorporated for the purpose of effectuating a business combination, which was consummated in January 2022. Our business and operations are conducted through numerous subsidiaries that are incorporated in various jurisdictions around the world. Our principal executive offices are located in Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.
Our principal operating subsidiary, SGHC Limited, was incorporated in 2020, for the purpose of becoming the ultimate parent company of Pindus Holdings Limited (“Pindus”), Fengari Holdings Limited (“Fengari”), and SG Media Limited (“SG Media”) (formerly Pelion Holdings Limited), through a reorganization of entities with common ownership. SG Media and Fengari collectively operate our Spin offering, while Pindus and other entities also acquired pursuant to the reorganization collectively operate our Betway offering. Predecessor entities had been established beginning in 1997 before the 2021 reorganization. Of the founders and early employees of these predecessor companies, more than 40 persons remain as employees of our organization with more than 20 years of service, including our CEO Neal Menashe and our CFO Alinda van Wyk.
Our Market Opportunity
The Growing Global Sports Betting and Online Casino Gaming Markets
Our two brands operate in distinct sectors of the global online gaming market, namely sports betting and online casino gaming, both of which have recently experienced significant growth and which are expected to continue to grow further in the coming years.
According to H2 Gambling Capital (“H2”), global online sports betting gross gaming revenue (“GGR”) is projected to grow from €69.8 billion in 2024 to €105.2 billion by 2027, while the global online casino gaming market is projected to grow from €47.9 billion in 2024 to €76.7 billion by 2027, in part due to projected strong growth in newly regulated markets, including within the United States.
Several countries in Africa and Europe have already liberalized and regulated sports betting and/or online casino gaming with several more in the early stages of doing so. H2 has projected European sports betting and online casino gaming GGR to grow from €48.1 billion in 2024 to as much as €65.7 billion by 2027, and projects African GGR to grow from €3.8 billion in 2024 to €8.6 billion by 2027. Africa and Europe are already significant markets for us and we believe that we are well positioned to take advantage of opportunities as and when jurisdictions within these regions regulate online sports betting and online casino gaming.

In May 2018 the U.S. Supreme Court overturned the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), the effect of which was to remove federal restrictions on sports betting and give individual states control over the legalization, and related regulation, of sports betting within their jurisdictions. As of February 2024, 38 states plus Washington, D.C. have passed measures to legalize sports betting, all but one of which are operational. Of these, 28 states and Washington, D.C. have authorized statewide, online sports betting, while eight states remain retail-only at commercial or tribal casinos or retail locations. Seven states have passed measures to legalize online casino gaming.
In Canada, Parliament passed legislation allowing provinces to regulate single-game wagering within each province. Specifically, Ontario initiated a regime that went live in 2022. Both Spin, via our subsidiary Cadtree Limited, and Betway, via our subsidiary Cadway Limited, are live in Ontario and have registered to offer their respective sports and/or casino products to Ontario residents.
H2 currently projects that the North American online sports betting and casino market will generate an estimated €49.2 billion in GGR in 2027, increasing from €24.9 billion in 2024, of which €41.1 billion and €19.3 billion, respectively, is projected to come from the United States, which projections exclude the impact of state lotteries.
We are a market leader in sports betting and online casino gaming, with net gaming revenue of €1.4 billion and €1.3 billion in the years ended December 31, 2023 and 2022, respectively. In 2023, approximately 56.6% of our net gaming revenue was generated by Betway, and the remainder was generated by Spin. We hold licenses, which include both sports betting and online casino gaming, in over 25 jurisdictions, excluding up to 13 jurisdictions in which DGC USA has obtained initial market access deals in the United States, either by obtaining the required licenses or approvals from the relevant state authorities or by commercial arrangements through which DGC USA leases a license from a land-based operator to satisfy the legal requirement that any online operation must be tethered to a land-based operation. DGC USA has applied, or plans to apply or is negotiating, for licenses in other states and jurisdictions. The Betway brand is live in Arizona, New Jersey, Ohio, Pennsylvania, Indiana, Iowa, Colorado, Virginia and Louisiana. For the remaining four states, Kansas, Mississippi, Missouri and Minnesota, as a result of a combination of timing around the introduction of regulations and/or receipt of required licenses and approvals, there is currently no specific timeline for going live. DGC USA has obtained additional iGaming skins in both Pennsylvania and New Jersey. The Jackpot City brand was launched in Pennsylvania in December 2023 and in New Jersey in March 2024.
Our Core Strengths
We believe that the following factors will be key to our strategy of expansion:
Betway’s global single brand offers significant marketing economies of scale
Betway operates as a global, online, sports-led betting brand that is consistently positioned in all markets. This approach aims to leverage national, regional and local marketing spend for global benefit, and we believe that it will generate significant marketing economies of scale as the business expands and is launched in new markets.
For example, prior to launching in the United States, Betway had already entered into marketing partnerships with U.S. sports franchises such as the Chicago Bulls, the Cleveland Cavaliers and the Golden State Warriors. In addition to raising the profile of Betway’s brand in the United States, the global reach of these brands is expected to benefit us in markets outside of the United States where U.S. sports are followed. Previous examples include our partnership with the English Premier League team West Ham United.
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
These systems aim to analyze and understand customer behaviors in as close to real-time as possible. Using this intelligence, we aim to responsibly and profitably optimize customer enjoyment and longevity via interactions, interventions and recommendations delivered as close to real-time as possible, to minimize fraud and other financial risks to us, and to meet our regulatory and compliance requirements.
Strategic technology selection maximizes speed-to-market, geographic expansion and competitive advantage
Our customer-facing product technology decisions are governed by management’s belief that product selection for new markets must seek to optimize speed-to-market, product-market fit and competitive advantage. Wherever commercially possible, we seek to use technology for competitive advantage, particularly with regards to analytics.
Diversification and visibility
Our strategy of expanding into commercially feasible regulated markets has resulted in having gaming licenses in more than 25 diverse jurisdictions, excluding up to 13 jurisdictions in which DGC USA has obtained initial market access deals in the United States, and additional states and jurisdictions for which it is currently applying for or negotiating licenses. We believe that such diversification is key to future revenue growth and profit visibility, while also mitigating against the risk of any market closures. We operate in 26 countries around the world, which we believe provides a natural degree of protection for us against localized risks, such as natural disasters, geopolitical risks or other potential operational disruptions.
Global expansion, local focus
While we are global, we approach each market individually, tailoring product, staffing and marketing decisions to meet local conditions. In some countries, dedicated in-country staff are employed in order to coordinate jurisdiction-specific marketing campaigns and for local operational or other purposes, including 24/7/365 customer service, production of local content for customer engagement, locally relevant branding and marketing campaigns, acquisition of local payment processing mechanisms, and engagement with local social responsibility and community upliftment organizations.
Worldwide, our sportsbook trading team of approximately 100 employees benefits from long-term relationships with third-party technology providers. Across Africa, we employ an operational team of approximately 900 employees to develop, expand and operate our proprietary sportsbook and purpose-built African market platform.
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
We believe that these results are indicative of the global strength of the Betway brand and that its brand presence can create latent demand within new markets by becoming well-known to potential customers through a wide range of partnerships and sponsorships, even prior to entry into a market.
Shared centers of operational excellence and operational economies of scale
While marketing, product offerings and customer service often require a significant degree of localization, we expect that other areas within our business can benefit from centralization and economies of scale.
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
The challenge of meeting regulatory requirements in a commercially prudent and effective manner is clear. We believe that we have been successful in meeting this challenge, as evidenced by the more than 25 licensed jurisdictions in which we already hold licenses.
The opportunity arises from our view that attempting to meet the betting and gaming entertainment needs of customers in a responsible manner will ultimately lead to more satisfied customers, which in turn will generate more sustainable and more stable revenues, and hence better long-term visibility of revenues and profits.
As the sports betting and online casino gaming business has matured over time, naturally the level of complexity in the business has increased. This is in part due to some significant variation in regulations in different jurisdictions that have in aggregate created natural barriers to entry. Smaller operators have increasingly struggled to survive the demands of growing operational complexity, which we believe has contributed in part to recent consolidation within the industry.
We believe that our shared centers of operational excellence and economies of scale in conjunction with a strategic focus on data, analysis and timely customer interaction create a significant competitive advantage for us. Our ability to gather and analyze data regarding customer behaviors and experience both enables the provision of an individualized experience to customers as well as real-time identification of potential problem gaming or risk of harm. We employ numerous real-time interventions when appropriate to do so.
Management experience
Our CEO, Neal Menashe, has more than two decades of experience in the sports betting and online casino gaming industry. Our President and CCO, Richard Hasson, has more than 13 years of experience in investment banking, sports betting and online casino gaming. Our CFO, Alinda van Wyk, also has more than two decades of experience in the financial management of sports betting and online casino gaming businesses. We benefit from a deep bench of professionals with significant experience, either with us or in the industry.
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
Betway’s flagship sports betting product is currently capable of accepting wagers on more than 70 different sports. This product is offered in the majority of the relatively mature markets in which Betway operates, such as the UK and most European markets. For other markets, we have developed a proprietary sports betting platform that we will aim to re-use where appropriate.
Betway is in discussions with long-term partner and key supplier Apricot, its sportsbook provider for many of its jurisdictions outside Africa. We are progressing an arrangement that would materially increase the dedicated development resources available to Betway as the exclusive licensee of Apricot's sportsbook technology. This involves increasing spending and investment in software development for the next several quarters, a portion of which has already been made available by way of a loan to Apricot in the principal amount of €98 million to cover the substantial resources dedicated to Betway. In connection with this additional spending, we and Apricot have been in discussions for us to obtain full ownership of its sportsbook through an option to purchase the underlying technology in the future. These discussions are continuing, and we cannot give any assurance as to whether we will reach biding terms of an agreement.
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
Slightly differing products may be offered in different jurisdictions depending on regulatory requirements and product availability. Casino games are sourced from third-party suppliers selected for their appropriateness for each market. Currently, Betway offers in excess of 2,000 games, over 25 different game types including Slots, Live, Table, Crash Instant Win and 30 different game suppliers.
Spin’s multiple online casino gaming brands
Spin operates a portfolio of more than 16 brands, the majority of which are translated into multiple languages and offer customers the ability to play in excess of 1,500 online casino games from 8 different suppliers. The five largest brands accounted for the significant majority of Spin’s revenue in 2023.
In contrast with Betway’s single-brand scale-marketing approach, Spin seeks to compete in markets where marketing at scale is often much harder, and hence where a large portfolio of brands and a diverse product range offers Spin the ability to attract a wider variety of customers than a single brand would be able to do in the absence of meaningful large-scale marketing.
In September 2022, we acquired a majority stake in Jumpman Gaming Limited (“Jumpman”), a small, UK-focused online casino business. Jumpman operates over 200 brands. In the year ended December 31, 2022, Jumpman contributed €29.9 million to our net gaming revenue.

In January 2023, we acquired 100% of Digital Gaming Corporation ('DGC'), a company holding an exclusive license to use the Betway brand in the United States. In the year ended December 31, 2023, DGC contributed €29.9 million to our revenue, €11.1 million of which is net gaming revenue and €18.9 million of other revenue (mostly usage fee income).
Worldwide, Betway and Spin products are available for play in many different currencies and languages depending on market needs. As new markets are entered currencies or language are added into the products with relative ease.
DGC's sports betting products
DGC, utilizing the Betway brand, offers customers world-class pregame and in-game sports betting across the major U.S. and European sports leagues. The product is bespoke-developed, and has been configured to cater for the North American market. The product is offered in all nine of the states in which DGC operates sports betting (Arizona, New Jersey, Ohio, Pennsylvania, Indiana, Iowa, Colorado, Virginia and Louisiana) and is accessible to customers through Desktop Web, Mobile Web and Mobile Native Apps (iOS and Android).
The sportsbook offers customers attractive sports promotions as well as providing engaging product features such as early cash-out, same-game parlays and unique Betway Boosts.
The product utilizes a proprietary data and analytics methodology, which provides DGC with a holistic view of customers. DGC uses the data to drive a highly personalized and customized entertainment offering for customers.
DGC's online casino gaming products
DGC offers casino games in Pennsylvania and New Jersey. Casino games in both states are offered under two brands, Betway and Jackpot City. Casino games are sourced from a range of third-party suppliers. Currently, across the two brands, DGC offers in excess of 140 games, including Slots, Live, Table, Crash and 7 different game suppliers.
Our Technology and Data-Driven Approach
We manage over 925 technology-focused staff members to support and enhance our product offerings and manage infrastructure and back-office applications and/or providers. Our teams are grouped into product-focused and system-oriented portfolios aimed at driving effective ownership of solutions and enabling efficient delivery and scaling.
Teams are responsible for the support of our strategy, derived from a combination of customer requirements, regulatory frameworks, competitor analysis, product performance metrics and hypothesis-driven engineering. In combination, this approach aims to maximize our technology flexibility, functionality, delivery, reliability and competitive edge.
Operationally, we embrace DevOps principles, including by adopting processes designed to ensure continuous delivery of systems and aimed at minimizing deployment pain and maximizing customer trust and confidence.
Key subsidiaries involved in the handling of sensitive information are either already International Organization for Standardization (“ISO”) 27001 certified or are actively working towards being certified.
With particular reference to customer-facing products, we operate a mix of our own technology and long-term partnerships with leading third-party providers (see the section below titled “— Partnerships, Suppliers and Strategic Collaborations”), a flexible approach that is intended to increase speed to market and decrease friction associated with adjusting the technology stack to new markets.
In other non-customer-facing areas of technology, we may utilize the products and services of third-party suppliers, in particular where we do not believe that competitive advantage will be served by developing proprietary technology or where it might not be commercially prudent to do so. However, in areas where we believe that meaningful competitive advantage can be profitably achieved, we will seek to develop and maintain our proprietary technology. Where systems are intended to deliver competitive advantage, we will seek to ensure interoperability with all of our product platforms, including those supplied by third parties.
Overall, our approach to technology can broadly be divided into three areas:
Customer-facing products and platforms
Our proprietary sportsbook product is offered by Betway in the majority of African countries in which we are licensed. With this notable exception, in most jurisdictions the major components of customer-facing sports betting and online casino gaming products are sourced from third-party suppliers. We seek to be highly involved in the specification and customization of third-party product and generally work in close collaboration with all of our third-party suppliers.

This is particularly true of our relationship with Apricot, which provides Betway’s sports betting system on an exclusive-use basis as well as the Player Account Management (“PAM”) system utilized for the majority of our operations. Apricot also provides a significant portion of the casino games offered by Betway and Spin.
Data and related systems
We seek to derive significant competitive advantage from our proprietary data by collecting detail regarding all steps in the customer lifecycle, subject to applicable data protection legislation. In particular, once customers commercially engage with one of our brands, then data regarding wagering and other product interactions may be collected and made available downstream for near real-time analysis and decision-making.
Proprietary near real-time systems transform and analyze this data in order to better understand each individual customer experience within our products. We utilize this information (in near real-time where appropriate) to try to maximize customer value and enjoyment in a safe and responsible manner. Dedicated customer experience teams aim to measure and monitor the customer journey with the ultimate aim of minimizing friction and maximizing customers’ ease of use of our products.
We maintain a range of highly-engineered proprietary systems for the complex processing of millions of events per day in order to deliver bespoke customer experiences that react dynamically to individual customer behavior. Examples of near real-time interventions generated in this way include:
•Betting Behavior: We aim to monitor and analyze customer behavior in near real-time with the intention of detecting unsustainable or potentially harmful deviations in betting behavior so that in turn we can attempt to intervene. In addition to being a requirement of regulatory responsible gaming obligations in several jurisdictions, we believe that interventions of this nature ultimately generate more satisfied and sustainable customers, improved retention rates, and longer customer lifecycles, thereby enhancing customer lifetime values.
•Individual Profitability Analysis and Personalized Incentivization: We employ statisticians and data scientists to model and validate the expected profitability of short-, medium- and long-term customer behavior with reference to a range of activities and metrics. We believe that these models enable us to profitably and responsibly incentivize and/or encourage (or discourage, as the case may be) specific behaviors, which we may attempt to do in near real-time. We believe that these models and associated interventions in aggregate form a significant competitive advantage that generates more satisfied and sustainable customers, improved retention rates, and longer customer lifecycles, thereby enhancing customer lifetime values.
•Monitoring and Mitigation of Potentially Fraudulent Activities: Similar models and systems seek to identify potentially fraudulent or otherwise problematic activity in near real-time and thereby aim to limit the potential financial harm and/or regulatory risk to the business.
For all of the above examples, we seek to ensure that the relevant systems are capable of processing data from all of our product platforms, including those supplied by third parties, and that customer interactions and interventions can be executed on all of its product platforms, including those supplied by third parties.
Our analysis and data science capabilities are also applied in the acquisition of new customers, for example, by adapting marketing and related campaigns for specific markets, channels and marketing partners. Where possible and in collaboration with third party marketing technology providers, we employ near real-time bidding, spend and allocation optimization algorithms in conjunction with dynamic creative optimization and personalized messaging, all with the intention of reducing the cost of acquiring new customers.
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

Acquisition Marketing Systems
Proprietary models in combination with third party systems and tools are maintained for the deployment, management, measurement and monitoring of customer acquisition campaigns across a variety of marketing channels.
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
Messaging and Communications Systems
We believe that customer satisfaction is underpinned by an ability to deliver the right message to the right customer at the right time and have therefore developed proprietary software systems (some of which are integrated into third-party supplier systems) for messaging and communicating with customers in-app, in near real-time, as well as other related systems for doing so by other mechanisms and at different times. These systems are crucial for the effective delivery of responsible gaming and retention interventions.
Banking and Finance Systems
A dedicated subsidiary is responsible for ensuring that we are able to offer customers a range of mechanisms for deposit and withdrawal of funds in each of the markets in which we operate. Currently, we offer in excess of 100 different deposit and withdrawal mechanisms worldwide.
Related systems are designed to ensure that necessary financial data is made available downstream for financial management and reporting purposes. We develop and maintains automated reporting and reconciliation systems and processes to allow for the production of internal management accounts and our audited financial statements.
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
Managing Wagering Risk
In certain jurisdictions we utilize a third-party odds and risk provider that manages the bet striking process and risk/odds. The performance of this provider is managed and monitored constantly. Otherwise we manage our own teams of experienced traders to set and maintain sports betting odds. These teams use their own expertise and internal pricing models in conjunction with external data feeds, odds monitoring services and various competitive factors to derive opening prices for each market. Thereafter, prices will be adjusted based on news events of relevance to the market, as well as wagers placed by customers and competitive forces. We cannot guarantee that we will be capable of always offering the best price in all markets at all times, but we continuously strive to remain competitive and offer customers attractive value for their money.
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

For online casino games, we seek to offer an entertaining range of games with value-for-money “return to player” (“RTP”) and (for slot games in particular) entertaining “volatility” (“Vx”) characteristics. RTP measures the expected return to customers as a percentage of wagers while Vx is a measure of the expected variance thereof. Most notably for slot games, customers have varying individual preferences for volatility and we therefore attempt to recommend games to customers that are appropriate given their preferences. Game suppliers may offer games in multiple variants with differing combinations of RTP and Vx, in which case we seek to ensure that we select only those variants that we believe will optimize both value-for-money entertainment for our customers and long-term profitability for us.
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
Mr. Martin Moshal is the named individual beneficiary of certain trusts, which trusts are the ultimate controlling shareholders of Apricot. Mr. Moshal is also the named individual beneficiary of a trust that ultimately controls Knutsson Limited, our largest shareholder. However, Mr. Moshal does not control our affairs, and as a beneficiary of these trusts has neither any right to control, or voting or investment power over assets held by, the trusts, does not have the right to appoint or replace the trustees, and is not a settlor of the trusts.
Casino Software Licensing Agreements
Pursuant to various casino software licensing agreements, we have been granted non-exclusive software licenses for use of a suite of gaming software in different territories in which we operate. Several of the agreements permit the advertising, marketing and promotion of the software suite in each respective territory and certain of the agreements allow for the licensee to sub-license the use of the system. We have entered into more than 20 casino and system software licensing agreements with affiliates of Apricot.
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
In a number of the agreements: (i) Apricot may terminate the agreement if the relevant subsidiary: (a) provides false or inaccurate information that has an adverse effect on Apricot; (b) accepts a real money bet from customers located outside the appropriate territory or within the United States; (c) fails to pay the minimum agreed gaming fee; (d) becomes a competitor to Apricot; or (e) fails to pay its players or depositors within the specified time period; (ii) Apricot may terminate the agreement if it becomes unlawful or impossible for Apricot to license, maintain or use the system, or a court or arbitrator declares any provision of the agreement void or unenforceable; and (iii) the relevant subsidiary may terminate the agreement if Apricot (or any of its directors) are convicted of an offense in terms of any applicable gaming legislation or regulations, or of any crime or offense reasonably likely to cause reputational damage or damage to goodwill of the other.
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
Sportsbook Software Licensing Agreement
Through our subsidiaries Betway Limited, Betway Spain S.A., Cadway Limited, Digital Gaming Corporation USA and GMBS Limited, we have an agreement for the exclusive provision of Apricot’s sportsbook software in a number of our most significant markets. This exclusive arrangement prevents Apricot from licensing its sportsbook software to any other customers in those jurisdictions, but does not prevent us from utilizing our own or other suppliers’ sportsbook software where we choose to do so. The agreement also permits the advertising, marketing and promotion of the software system in each respective territory.
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
Prima Networks Limited, Prima Networks Spain PLC, Braemar Limited and Kova SRL (“PNL/PNS/Braemar/Kova”) similarly engage Apricot in agreements for the provision of Apricot’s casino and sportsbook software. PNL/PNS/Kova sublicenses the Apricot software to our subsidiaries, such as Betway. As of December 31, 2023, PNL/PNS/Braemar/Kova had entered into 11 casino software licensing agreements and seven sportsbook software licensing agreements with our subsidiaries.
The casino software licensing agreements and sportsbook licensing agreements entered into by our subsidiaries and PNL/PNS/Braemar/Kova have terms and termination rights that are materially similar to those applicable to the casino software licensing agreements and sportsbook licensing agreements with Apricot summarized above.

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
We have continued this strategy during Betway’s expansion into the United States by engaging in similar partnerships with professional sports teams in the United States with global brand recognition, such as the Chicago Bulls, the Cleveland Cavaliers, the New Jersey Devils, the Philadelphia 76ers, the Philadelphia Flyers, the Golden State Warriors, the Milwaukee Bucks, the Miami Heat, the Minnesota Timberwolves, the St. Louis Blues, and the Ottawa Senators as well as our league deal with the National Hockey League.
These arrangements all serve to bolster Betway’s global brand recognition. We believe that over time this strategy has worked to progressively and more effectively amortize Betway’s brand marketing spend, in part explaining improvements in Betway’s growth and financial performance over recent years.
We benefit from a number of long-established “affiliates” marketing partnerships (see “— Sales and Marketing”) that have historically generated a stable and significant stream of new customers.
We typically enter into strategic, multi-year partnerships with land-based gaming operators in order to facilitate entry into markets where a land-based license or partner is prerequisite for market access. Examples include Casinos Austria International Belgium NV and Espectaculos Deportivos Fronton Mexico S.A. de C.V. for access to sports betting and online casino gaming in Belgium and Mexico, respectively.
SportRadar Agreements
SportRadar is a leading information supplier for sport related data and statistics as well as sophisticated technical solutions. We have agreements with SportRadar as part of a global deal, which includes the Managed Trading Services platform for Betway Africa. Our agreements provide that SportRadar will supply products and services for its sports betting and sportsbook operation globally to Betway Limited, who can sublicense its rights to its affiliates.
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

Sales and Marketing
Our holistic approach to the marketing of our products encompasses two primary streams:
Traditional and brand marketing
Traditional and brand marketing is the primary approach for marketing of the Betway brand.
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
Scaling this marketing channel is often difficult due to competitive pricing and the difficulty of predicting whether past performance by independent third parties will continue into the future. We benefit from a number of stable long-term partnerships with several of the larger and more reliable “affiliates” and believe that we possess suitable experience and expertise to continue to perform well in this area.
Competition
Sports betting and online casino gaming are competitive businesses, with numerous competitor brands operating alongside our brands in most markets. Outside of jurisdictions where the number of operators is explicitly restricted by regulatory constraints, the nature of the business largely precludes the formation of monopolies or even oligopolies due to the ease of product substitution by consumers and frequently high levels of price competition.
On a global level, we consider our most direct and relevant competitors to be the various brands of Flutter and Entain, as well as bet365, 888 and DraftKings. Within individual jurisdictions or regions, there are often also significant competitors that we consider relevant who are otherwise unknown outside of that specific jurisdiction or region. In some instances, we also face competition from national or regional government-owned operators.
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

We believe that our products, services, experience, expertise and corporate culture allow us to compete effectively across all of these factors.
Seasonality
Our sport-focused Betway offerings trade in many major markets in both hemispheres and benefit from the year-round sporting calendar. Different sporting leagues and events are relatively more or less important in different markets and hence the business benefits from a natural degree of diversification. Sporting events of all sorts take place every day around the world in multiple time zones and, particularly with the advent of virtual sports and eSports, events are available for wagering at all times of the day year-round.
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
In contrast, Spin's portfolio of casino brands is largely unaffected by seasonality in aggregate as online casino gaming is largely an individual activity unaffected by external calendars. We believe that there is, however, some evidence that seasonality effects may occur at the time of certain major national holidays and/or vacation periods, and as a result, our revenues and cash flows might be adversely affected during times of the year when customers are naturally more likely to engage with other non-gaming activities.
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
As an online business with a customer-facing offering, our trademark and domain name portfolios are of particular importance to us. As of February 26, 2024, we owned 17 trademark registrations and applications in the United States and more than 730 trademark registrations and applications in various non-U.S. jurisdictions. Our two main brands, Betway and Spin, enjoy extensive geographic coverage, with the Betway marks registered (or applied for) in the United States and in more than 60 other territories, and the Spin marks registered (or applied for) in approximately 65 territories. As of February 26, 2024, we owned nearly 10,000 active domain names.
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
Data Privacy Obligations
In the ordinary course of business, we Process personal data. Laws, regulations, rules, guidance and standards in many jurisdictions and other obligations apply to the collection, use, retention, security, disclosure, transfer and other processing of personal data and impose significant compliance obligations.
These frameworks are evolving and may impose potentially conflicting obligations. Such obligations may include without limitation the GDPR, CCPA, PCI DSS, and other foreign data privacy laws. The GDPR is an example of the increasingly stringent and evolving regulatory framework related to personal data Processing that may increase our compliance obligations and exposure for any noncompliance. The GDPR imposes many onerous obligations, including stringent requirements relating to the consent of data subjects in certain circumstances, disclosures about how personal data is used, requirements to respect enhanced data subject rights in certain circumstances, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA or United Kingdom to countries that have not been judged to ensure an adequate level of protection for personal data, like the U.S.
In the United States, numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the Processing of state residents’ personal data. For example, the CCPA established a new privacy framework for covered businesses requiring businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The California Privacy Rights and Enforcement Act of 2020 expands the CCPA including by imposing additional data privacy compliance requirements and establishing a regulatory agency dedicated to implementing and enforcing those requirements. In addition, privacy- and security-related laws have been passed in other jurisdictions including New York, Virginia, Colorado, Connecticut, and Utah. These and obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflicting from jurisdiction to jurisdiction. Certain of these laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal data than federal, international or other state laws.
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
Human Capital Resources
Through our subsidiaries, we currently manage approximately 3,700 staff with employees and contractors located in 26 countries. Of our employees, 97% are permanently employed and the remainder are contractors.
We operate a performance-oriented culture that emphasizes personal growth and effective delivery of objectives within the context of corporate strategy and goals. Performance management processes avoid explicit key performance indicators, which we believe to be too easily "gamed" and generally ineffective for technology-focused activities, and focus instead on desired values and behaviors, which we believe are much harder to game and more effective at reinforcing our corporate culture and effectiveness. For example, we assess individual staff members with reference to their effectiveness, commitment and level of initiative.
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
Human resources professionals are embedded throughout our business, operating in partnership with all levels of management to identify and surface potential performance problems faster than would otherwise be the case. Human resources professionals are expected to understand the commercial and operational details of the business as if they were employed directly in those areas and are thereby expected to assist managers with both their personal growth and the effectiveness and strategic development of their teams.
We benefit from low staff turnover, with more than 450 employees who have been employed with one or more of our subsidiaries for more than 10 years and more than 40 employees who have been employed with one or more of our subsidiaries for more than 20 years.
None of our employees is represented by a labor union. We have not experienced any work stoppages, and generally consider our relations with employees to be good.
Facilities
Our primary facilities located in Guernsey, Malta, South Africa and the United Kingdom are used primarily for sports trading, management, technology, commercial/sales and marketing, finance, legal, and human resources teams. Worldwide we lease over 300,000 square feet of office space. In September 2022, we entered into an agreement to lease alternate office space in London, United Kingdom, with approximately €86 million of commitments, which had not commenced as of December 31, 2023. The agreement has a lease term of 15 years and it is expected to commence in July 2024, with planned leasehold improvements to be completed prior to the beginning of the lease period.
We believe that our facilities are adequate to meet our needs for the immediate future and that we will be able to procure suitable additional space to accommodate any expansion of our operations as needed.
Legal Proceedings
In the ordinary course of business, we may be involved in various pending litigation and regulatory actions relating to our operations).
In April 2023, Jumpman Gaming Limited, an entity in which we acquired a majority ownership interest in 2022 was notified by the UK Gambling Commission ("UKGC") that the UKGC was commencing a review of its license under s.116(2) of the UK Gambling Act 2005. In September 2023, the UKGC provided a preliminary finding of facts, setting out its preliminary assessment, after which Jumpman Gaming Limited submitted formal representations in response. The UKGC confirmed the conclusion of the review on April 22, 2024 in a letter headed “Conclusion of licence review’ addressed to Jumpman Gaming

Limited. The UKGC determined to conclude the review by way of issuing an ‘advice as to conduct’ which is not a formal sanction, and that no further regulatory action is, in the circumstances, warranted.
We have in the past faced, and continue to face, civil claims from customers contesting the legal basis of our services in Austria, where we have, to date, settled some claims and are contesting others, and will likely continue to face similar claims again in future. As regards pending litigation, in addition to the on-going customer litigation in Austria, we are currently involved in the following material legal proceedings.
Germany
On February 1, 2022, Betway Limited issued a claim against the State of Hesse in the Darmstadt Administrative Court, Germany seeking a declaration that it is not obliged to connect to the LUGAS central database. Betway Limited has since established a connection to both LUGAS central files and accordingly, Betway Limited filed a motion to suspend the procedure on July 2, 2023, which was not granted. The new defendant (the GGL) requested the dismissal of the action in December 2023.
On December 30, 2022, Betway Limited issued a claim against the State of Hesse in the Darmstadt Administrative Court, Germany, against several of the ancillary provisions of the sports betting license granted from December 23, 2022, in particular against the limitation of the license to 5 years instead of 7 years, the obligation that key personnel have to speak fluent German, the provision of real-time interface access to Betway's servers and certain advertising provisions. The claim is pending
On February 27, 2023, a historical customer, filed a claim against Betway Limited in the Traunstein Regional Court, Germany for EUR 582,305 on the basis that gambling is illegal in Germany. Judgment is awaited in this claim.
On June 14, 2023, a historical customer filed a claim against Betway Limited in the District Court Berlin, Germany for EUR 514,652.45 on the basis that gambling is illegal in Germany. The Court hearing is scheduled for May 3, 2024.
On October 26, 2023, a historical customer filed a claim against Betway Limited for EUR 215,211.56 on the basis that gambling is illegal in Germany. The claim is pending.
On May 24, 2023, a claim was filed by a historic customer against Bayton Limited in the District Court Wedding for EUR 275,236.64 on the basis that gambling is illegal in Germany. The proceedings were suspended on January 22, 2024 pending a determination from the ECJ in another case on the legality of casino gambling in Germany.
On June 26, 2023, a claim was issued by a historic customer against Digimedia Limited for EUR 233,533 in the District Court of Stade, Germany, on the basis that gambling is illegal in Germany. The proceedings were suspended on January 24, 2024 pending a determination from the ECJ in another case on the legality of casino gambling in Germany.
On June 21, 2023, a claim was issued by a historic customer against Bayton Limited in the District Court of Hanau, Germany for EUR 229,056 on the basis that gambling is illegal in Germany. The proceedings were suspended on February 14, 2024 pending a determination from the ECJ in another case on the legality of casino gambling in Germany.
The Netherlands
On July, 7 2023, a claim was issued by a historic customer in the District Court of Rotterdam for EUR 218,699 on the basis that gambling was illegal in the Netherlands. The Court hearing is scheduled for June 20, 2024.
See note 27, “Commitments and Contingencies” to our consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible losses can be made.
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

C.	Organizational Structure
The following diagram depicts our organizational structure.

Our subsidiaries are listed below:

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
15 Marketing Limited	United Kingdom	Marketing agency	100%
Akova Holdings Limited	Canada	Dormant	100%
AlphaMedia Limited	Malta	Dormant - licensed with the Malta Gaming Authority ('MGA')	100%
Bayton (Alderney) Limited	Alderney	Dormant - licensed with the Alderney Gambling Control Commission ('AGCC')	100%
Bayton Limited	Malta	Licensed with the MGA	100%
Baytree (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Baytree Interactive Limited	Guernsey	Licensed with the Kahnawake Gaming Commission ('KGC')	100%
Baytree Interactive Mexico S.A. DE C.V (formerly Administradora Betway Mexico)	Mexico	Dormant	100%
Betbox Limited	Malta	Licensed with the MGA	100%
Betway (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Betway Group Limited	Guernsey	Operational	100%
Betway Group Limited Sucursal Argentina	Argentina	Licensed	100%
Betway KZ LLP	Kazakhstan	Dormant	100%
Betway Limited	Malta	Licensed with the MGA	99.9996%
Betway Mexico S.A. DE C.V	Mexico	Licensed	100%
Betway Spain SA	Ceuta	Licensed	100%
BG Marketing Services Limited	United Kingdom	Operational back office services	100%
Breakpoint Marketing Limited	Guernsey	Marketing services	100%
Buffalo Partners Limited	Gibraltar	Affiliate marketing services	100%
BW Services GmbH	Germany	Dormant	100%
BWAY Aus Pty Limited	Australia	Dormant	100%
Cadgroup Limited	Guernsey	Holding company	100%
Cadtree Limited	Alderney	Licensed with the AGCC	100%
Cadway Limited	Alderney	Licensed with the AGCC	100%
CCAG NJ LLC	United States of America	Dormant	100%
City Views Limited	Guernsey	Operational and owns IP	100%
Delman Holdings Limited	Canada	Dormant	100%
Delta Bay Proprietary Limited	Botswana	Licensed - in progress	100%
DGC IL LLC	United States of America	Dormant	100%
DGC MD LLC	United States of America	Dormant	100%
DGC UK Holdings Limited	United Kingdom	Dormant	100%
Diamond Bay Limited	Rwanda	Licensed	85%
Digi Bay Limited	Nigeria	Licensed	85%
Digi2Pay Investments (Pty) Ltd	South Africa	Holding company	100%
Digimedia (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Digimedia Limited	Malta	Licensed with the MGA	100%
DigiProc Consolidated Limited	Guernsey	Holding company	100%

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
Digiprocessing (IOM) Limited	Isle of Man	Back office services	100%
Digiprocessing (Mauritius) Limited	Mauritius	Back office services	100%
Digiprocessing (Pty) Ltd	South Africa	Back office services	100%
Digiprocessing Consolidated Limited	British Virgin Islands	Holding company	100%
Digiprocessing Limited	Gibraltar	Processing services	100%
Digital Gaming Corporation Limited	United Kingdom	Holding company	100%
Digital Gaming Corporation South Africa (Pty) Ltd	South Africa	Back office services	100%
Digital Gaming Corporation USA	United States of America	Licensed	100%
Digital Gaming Corporation VA LLC	United States of America	Licensed	100%
Digital Outsource International Limited	United Kingdom	Back office services	100%
Digital Outsource Services (Pty) Ltd	South Africa	Operational back office services	100%
Diversity Tech Investments (Pty) Ltd	South Africa	Holding company	100%
DOS Digital Outsource Services Unipessoal LDA	Portugal	Back office services	100%
Eastern Dawn Sports (Pty) Ltd	South Africa	Licensed	100%
Emerald Bay Limited	Zambia	Licensed	99.9%
Fengari Holdings Limited	Guernsey	Holding company	100%
Funplay Limited	Malta	Media services	100%
Gazelle Management Holdings Limited	Guernsey	Holding company	100%
GM Gaming (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
GM Gaming Columbia S.A.S.	Columbia	Dormant	100%
GM Gaming Limited	Malta	Licensed with the MGA	100%
GM Gaming Limited - Sucursal EM Portugal	Portugal	Licensed	100%
GM Gaming Limited France SAS	France	Licensed with the MGA	100%
GMBS Limited	Malta	Licensed with the MGA	100%
Golden Bay Limited	Malawi	Licensed	100%
Haber Investments Limited	Guernsey	Holding company	100%
Headsquare (Pty) Ltd	South Africa	Headquarter company	100%
Hennburn Holdings Limited	Canada	Dormant	100%
Huron Inc.	Canada	Processing services	100%
IPCO Tree Inc.	Canada	IP	100%
IPCO Way Inc.	Canada	IP	100%
JALC «Bel-Vladbruvals»	Belarus	Dormant	100%
Jogos Socios e Entretenimento S.A.	Mozambique	Licensed	87.5%
Jumpman Gaming Limited	Alderney	Licensed with the AGCC	70%
Jumpman Gaming Spain Plc	Malta	Dormant - licensed with the MGA	70%
Kavachi Holdings Limited	Guernsey	Holding company	100%
Marler Holdings Limited	Guernsey	Holding company	100%
Marzen Limited	United Kingdom	Holding company	100%
Media Bay Limited	Tanzania	Licensed	85%

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
Merryvale Limited	Guernsey	IP	100%
Osiris Trading (Pty) Ltd	South Africa	Back office services	100%
Partner Media Limited	Gibraltar	Marketing services	100%
Pindus Holdings Limited	Guernsey	Holding company	100%
Raging River Trading (Pty) Ltd	South Africa	Licensed Western Cape Gambling and Racing Board ('WCGB') / software development	100%
Raichu Investments (Pty) Ltd	South Africa	Holding company	100%
Red Interactive Limited	United Kingdom	Marketing agency	100%
Rosebay Limited	Cameroon	Licensed	100%
Seabrook Limited	Gibraltar	Dormant processing entity	100%
Selborne Limited	Gibraltar	Dormant processing entity	100%
Sevenvale Limited	Guernsey	Dormant	100%
SG Media Limited (formerly Pelion Holdings Limited)	Guernsey	Holding company	100%
SG Ventures Limited (formerly Lanester Investments Limited)	Guernsey	Operational	100%
SGHC Limited	Guernsey	Head office company	100%
SGHC SA (Pty) Ltd	South Africa	Head office company	100%
SGHC South Africa Holdings (Pty) Ltd	South Africa	Dormant	100%
SGHC UK Limited	United Kingdom	Head office company	100%
SGHC USA Inc.	USA	Head office company	100%
Smart Business Solutions SA	Paraguay	Licensed	100%
Sports Betting Group Ghana Limited	Ghana	Licensed	98.99%
Sports Entertainment Acquisition Corporation Inc.	USA	Dormant	100%
SportsCC ApS	Denmark	Sports data and content services	75%
SportScore ApS	Denmark	Sports data and content services	75%
Stanworth Development Limited	Guernsey	IP	100%
Tailby Limited	Guernsey	IP	100%
The Rangers Limited	Uganda	Dormant	93%
The Six Gaming Ltd	Alderney	Licensed	70%
Topcroyde Limited	Cypress	Dormant	100%
Verno Holdings Limited	Guernsey	Holding company	100%
Webhost Limited	Guernsey	Operational procurement company	100%
Win Technologies (UK) Limited	United Kingdom	Operational back office services	100%
Wingate Trade (Pty) Ltd	South Africa	Operational - licensed reseller	100%
WinTechnologies Spain Operations, Sociedad Limitada	Spain	Operational back office services	100%
Yakira Limited	Guernsey	Holding company	100%
Zuzka Limited	British Virgin Islands	Funding entity	100%

D.	Property, Plant and Equipment
Our principal executive office is located in Bordeaux Court, Les Echelons, St Peter Port, Guernsey, GY1 1AR. Our primary facilities located in Guernsey, Malta, South Africa and the United Kingdom are used primarily for sports trading, management, technology, commercial/sales and marketing, finance, legal, and human resources teams. Worldwide we lease over 300,000 square feet of office space. Our largest lease is in South Africa, under which approximately 203,500 square feet of office space is leased for the purposes detailed above, resulting in a right-of-use asset of €14.5 million being included in the right-of-use assets on the Consolidated Statements of Financial Position. None of the remaining individual leases are considered to be material.
As discussed in note 27, “Commitments and Contingencies” to our consolidated financial statements, we entered into a lease agreement with approximately €86 million of commitments in St. Pancras (United Kingdom). The agreement has a lease term of 15 years and it is expected to commence in July 2024.
We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space can be procured to accommodate any expansion of our operations as needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For purposes of this Item 5, “we,” “our,” “us”, "Super Group" and "SGHC" and the “Company” refer to Super Group (SGHC) Limited and its subsidiaries collectively. The Company conducts its business primarily through its operating subsidiaries.
The following discussion includes information that Super Group’s management believes is relevant to an assessment and understanding of Super Group’s consolidated results of operations and financial condition.
The discussion should be read together with our historical annual consolidated financial statements, as of December 31, 2023 and as of December 31, 2022 and for each of the three years in the period ended December 31, 2023, and the related notes thereto, included elsewhere in this Report.
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
Our predecessor holding company, SGHC Limited, was incorporated in July 2020. On October 7, 2020, it became the ultimate holding company for a group of companies through a subsequent restructure of entities with common ownership. Super Group (SGHC) Limited, the parent company of SGHC Limited, was incorporated on March 29, 2021. Following a corporate reorganization, our business now includes Pindus Holdings Limited and its subsidiaries, Yakira Limited, Gazelle Management Holdings Limited and Raging River Trading Proprietary Limited, which collectively operate the portion of our business known as Betway, and Fengari Holdings Limited and SG Media Limited, which collectively operate the portion of our business known as Spin.
In January 2022, we entered into a Business Combination Agreement with Sports Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), SGHC Merger Sub, Inc., and Sports Entertainment Acquisition Holdings LLC (the “Business Combination”). The Business Combination is discussed below under the section titled "Business Combination and Reorganization" and further in note 23 to our Consolidated Financial Statements included elsewhere in this Annual Report.

As of the date of this Report, our subsidiaries are licensed in 25 jurisdictions and collectively we have approximately 3,700 employees. During 2023, on average, over 4.0 million customers per month yielded €3.1 billion in wagers per month. During 2023, total wagers amounted to €36.7 billion. Our business generated €1.4 billion in net gaming revenue for the year ended December 31, 2023 in different geographic regions, including the Americas, Europe, Africa and Middle East and the rest of world, such regions accounting for approximately 40%, 16%, 28% and 16%, respectively, of our total revenue in 2023.

What We Do
Our global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:
•Betway, a single-brand premier online sports betting and casino offerings, and
•Spin, a multi-brand online casino offering.
Betway is our single-brand online sports betting and casino offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams, leagues and ambassadors worldwide. Betway has more than 70 such arrangements and seeks to maximize its impact and reach.
Spin is our multi-brand online casino offering. Spin’s diverse portfolio of 16 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin is casino-led but some of its brands also offer sports betting products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which we believe an expansive brand portfolio will be a significant asset. In September 2022, we expanded the Spin portfolio by acquiring a majority stake in Jumpman Gaming Limited. Jumpman is a multi-brand B2C casino operator which runs off proprietary technology and also supplies a number of white label brand partners, with a focus on a more recreational segment of the market than Betway and Spin. Across its entire business, Jumpman operates approximately 200 brands and generates almost all of its revenue from the UK.
As part of our efforts to further expand our global footprint, in January 2023, we acquired Digital Gaming Corporation Limited (“DGC”), which is the parent of Digital Gaming Corporation USA (“DGC USA”), which holds the exclusive license to use the Betway brand in the United States. DGC USA has already secured market access to an initial 13 regulated or expected-to-be regulated states in the United States and its acquisition should enable us to penetrate and leverage our capabilities in these new markets. The Betway brand, operated by DGC USA, is live in Arizona, New Jersey, Ohio, Pennsylvania, Indiana, Iowa, Colorado, Virginia and Louisiana. For the remaining four states, Kansas, Mississippi, Missouri and Minnesota, as a result of a combination of timing around the introduction of regulations and/or receipt of required licenses and approvals, there is currently no specific timeline for go-live. Additionally DGC USA have obtained additional iGaming skins in both Pennsylvania and New Jersey. The Jackpot City brand was launched in Pennsylvania in December 2023 and in New Jersey in March 2024.
Following Betway’s global expansion, we have in certain circumstances licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.
Business Combination and Reorganization
In April 2021, we entered into a Business Combination Agreement (the “Business Combination Agreement”) with Sports Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), SGHC Merger Sub, Inc., and Sports Entertainment Acquisition Holdings LLC (the “Business Combination”). Pursuant to the Business Combination Agreement, subject to the terms and conditions therein, prior to the closing of the Business Combination on January 27, 2022 (the “Closing”), SGHC Limited underwent a pre-closing reorganization (the “Reorganization”) wherein all existing shares of SGHC Limited were exchanged for newly issued ordinary shares of Super Group (SGHC) Limited. SGHC Limited was deemed the accounting predecessor and Super Group (SGHC) Limited has become the successor registrant with the SEC. SGHC Limited’s financial statements for the year ended December 31, 2021 are included in our consolidated financial statements included in this report.

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

Impact of COVID-19
Based on current trends, we do not expect there to be a long-term negative financial impact from the COVID-19 pandemic. After an initial sharply negative impact (in online sports betting in particular, where the wholesale cancellation of sporting events led to a significant reduction of wagering during the first half of 2020), our business recovered and has reverted to levels of growth not significantly different from that which management was expecting prior to the onset of the pandemic. Other than in jurisdictions where COVID-19-related restrictions were imposed on online gaming (such as the UK), our online casino business was not negatively impacted. However, the inherent unpredictability of a future pandemic and how governments will respond to it mean that management cannot be certain as to what the long-term effects of a future pandemic will be. See the section titled “Risk Factors — Risks Related to Our Business — If there is another global health pandemic in the future, it could lead to reductions in the quantity of global sporting events, closures or restrictions on business operations of our suppliers, partners and sports organizations or a decrease in consumer spending.”

Comparability of Financial Information
During 2021, SGHC Limited acquired several businesses providing mostly back-office and marketing services, including Webhost Limited (“Webhost”), Partner Media Limited (“Partner Media”), Buffalo Partners Limited (“Buffalo Partners”), DigiProc Consolidated Limited (“DigiProc”), Raichu Investments Proprietary Limited (“Raichu”), and Haber Investments Limited (“Haber”), a company that provides back-office services to our operating entities, and Red Interactive Limited ("Red Interactive"), a company providing marketing services. As a result of the acquisition of Haber, certain costs which were classified as outsource costs in prior years are now represent in-house staff expenses and have been classified as such. The acquisitions were accounted for as business combinations under IFRS 3.
Raging River, a company operating licensed interactive online gaming services, was deemed to have been acquired by SGHC SA Proprietary Limited in January 2021.
In September 2021, we purchased the outstanding shares of Smart Business Solutions S.A., a company in the process of applying for a gaming license. In October 2021, we purchased 100% of the outstanding shares of 11908120 Canada Inc. (doing business as TheSpike.gg), a company that provides marketing services.

In September 2022, we purchased 100% of the outstanding shares in Verno Holdings Limited, the holding company which holds 70% of Jumpman Gaming Limited, a small, UK-focused casino business, which has built all its proprietary technology and operates a number of interactive gaming services under licenses granted by the gaming authorities in the United Kingdom and Alderney.
In January 2023, we completed the acquisition of DGC.
In August 2023, we acquired 75% of the outstanding shares of SportCC ApS ("SportCC"), a company which provides sports data and content services.
In November 2023, we acquired 100% of the outstanding shares of 15 Marketing Limited ("15 Marketing"), a company that provides marketing services.
As a result of these acquisitions, some of the acquired entities and their subsidiaries are included in our consolidated financial results only for varying parts of the year. As noted above, during the year ending December 31, 2021, SGHC Limited made several acquisitions primarily for the provision of back office and marketing services, and as such the revenues generated within these entities are eliminated on consolidation, with the exception of Raging River gaming operations. See “— Key Components of Revenue and Expenses” later in this section.
Other acquisitions
In April 2021, SGHC Limited entered into an option agreement for a third party, Mahi Gaming LLC to purchase the business to business division of DGC subject to all required gaming approvals in the U.S. first being obtained in respect of the asset transfer. The acquisition of the business to business division of DGC was completed on February 1, 2024 - see note 29 to our consolidated financial statements included elsewhere in this Annual Report.

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
Legalization, Regulation and Taxation
Our growth depends on expanding our activities in existing markets, as well as on successfully entering new markets and new geographies around the world. We believe that incremental legalization and regulation of online casino and sports wagering, derived from governments’ desire to protect consumers and increase tax revenues, will create global opportunities for us to expand into newly regulated markets worldwide. For example, in the United States online sports wagering’s prospects were made possible after the United States Supreme Court struck down PASPA in May 2018 as unconstitutional, which had the effect of lifting federal restrictions on sports betting and thereby allowing states to determine the legality of such commercial activities. As another example, the Canadian Parliament passed on June 22, 2021 legislation allowing provinces to regulate single-game wagering within each province. Our strategy is to monitor closely changes in regulations that enable expansion of existing markets or entry into new markets and seize such opportunities in a financially prudent manner. The rate at which existing and new jurisdictions undergo regulatory changes, and online casinos and sports wagering markets expand (in the case of existing markets) or become legal (in the case of new markets), will impact the prospects and pace of our growth as we continue to expand our global footprint.
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
Some countries and states impose taxes on online casino and sports wagering, which may vary substantially among jurisdictions. Subsequent to our acquisition of DGC, in the United States, we are subject to a federal excise tax of 0.25% on the amount of each sports wager placed. Some jurisdictions impose constraints on the amounts of money that customers are allowed to deposit and/or lose (“loss limits”), sometimes in absolute terms without reference to the means of individual customers. Some jurisdictions impose constraints on the nature and extent of the marketing that may be undertaken in relation to our products. We believe that the jurisdictions that will create the most compelling levels of profitability are jurisdictions with both online casino and sports wagering at favorable tax rates, with customer loss limits at levels that relate responsibly to what customers can afford to gamble with, and with marketing regulations that enable us to engage meaningfully with customers. Conversely, we expect that a minority of jurisdictions will set tax rates at unprofitable levels, set customer loss limits at arbitrarily low levels and/or impose onerous constraints on marketing, in which case we might not be able to profitably trade in those jurisdictions.
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
Technology and Products
We believe that pragmatic and commercial product selection for purposes of speed-to-market and product-market fit is a key driver of the success of our business. We therefore evaluate each new market independently in order to determine whether the interests of the business would be best served by deploying our proprietary sports betting product or the original flagship bespoke-developed product or alternate third-party product. Such decisions are also influenced by numerous other factors, such as regulatory constraints and the amount of product customization required to meet such constraints, and the maturity of the market under consideration. Similar considerations are applied in the decision as to which casino games of the available products would be best suited for any particular new market.
Some of our growth has been achieved due to this approach, but we cannot be certain that this will be replicated in future. While we have derived significant experience from the diverse requirements of the 25 jurisdictions in which we already hold licenses, there can be no certainty that such experience will be of any assistance in further new markets, or that we will be able to achieve suitable product-market fit in future new markets, either by way of customizing existing product or sourcing additional new products.
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
Sports betting is subject to seasonal fluctuations that may impact revenues and cash flows. Most major sporting leagues and events do not operate year-round and as a result our operations will be impacted by variations in the sporting calendar over the course of a year. In particular, certain sports leagues operate formats (playoffs, championships, cup finals, etc.) that naturally result in increased customer interest as the end of the season approaches for those sports. Similarly, certain sporting events only operate at specific times of the year (major horse races, major tennis tournaments, etc.) and certain other events only operate on a multi-year cycle (Olympics, FIFA World Cup, etc.).
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

Key Operational Metrics
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

Average MAC for 12-month periods ended
	Value millions	Growth from Prior Year millions	%
December 2021	2.74	0.62	29%
December 2022	2.84	0.10	4%
December 2023	3.97	1.14	40%
We intend to pursue MAC growth in current and potential markets but also, particularly in regions such as the United States, where we aim to focus our efforts on expanding our global footprint.

Key Components of Revenue and Expenses
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
We have four operating segments, Betway, Spin, Jumpman and DGC; and two reportable segments, Betway and Spin (Jumpman aggregated with Spin and DGC aggregated with Betway). The characteristic of these operating segments is that both engage in business activities from which it may recognize revenues and incur expenses and these segments can be disaggregated by various characteristics but mostly by brand.
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
Direct expenses consist primarily of costs relating to fraud, merchant and processing costs relating to customer deposits and withdrawals. The direct expenses category also includes costs relating to royalties paid to content and product providers, taxes paid on gaming and sports betting activities in jurisdictions with a gaming tax regime, other operational irrecoverable value added taxes and withholding taxes. Additionally, personnel costs, bonuses and benefits, rental, rates and levies and certain office-related and travel expenses as well as realized and unrealized exchange rate movements are included under this this category.

General and Administrative Expenses
General and administrative expenses include professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies. Administrative expenses also include technology-related expenses relating to subscriptions, operational software, domain management and license costs. Expenses incurred related to back office support staff as well as Group executive salaries, bonuses and benefits, are also included under this item.
Depreciation and Amortization
Depreciation and amortization are provided on property and equipment over the estimated useful lives on a straight-line basis. Depreciation and amortization also include the amortization of intangible assets as well as right of use assets written off on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the profit before taxation.
Finance Expense (Income)
Finance expenses consists primarily of interest paid in respect of lease liabilities and loans payable.
Finance income consists primarily of interest received in respect of bank balances and loans receivable.
Impairment of Goodwill
Impairment of Goodwill relates to the impairment loss recognized due to the recoverable amount of the DGC CGU being lower than the carrying amount. Refer to note 11 to the consolidated financial statements included elsewhere in this Annual Report for details.
Gain on derivative contracts
We signed purchase agreements for Haber and Red Interactive in 2021, under which we entered into forward contracts to purchase Haber and Red Interaction in the future. The purchase of Haber and Red Interactive was completed later in 2021, at which point we recognized a gain on the associated derivative contracts. Refer to note 19 to the consolidated financial statements included elsewhere in this Annual Report for details.
Change in fair value of warrant and earnout liabilities, and foreign exchange on revaluation
Public and private warrants were originally issued by SEAC to its public shareholders and its sponsors and converted on the closing date of the Business Combination Agreement into a right to acquire one ordinary share of Super Group on substantially the same terms as were in effect immediately prior to the closing date. According to management’s assessment, both the public and private warrants were classified as a derivative financial liability and, accordingly, should be measured at fair value with subsequent changes in fair value to be recognized in profit and loss.
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
Refer to notes 23.2 and 23.3 to our consolidated financial statements included elsewhere in this Annual Report.
Share listing expense
As a result of the Business Combination Agreement (refer to "Business Combination and Reorganization" section), SEAC shareholders became shareholders of Super Group. Based on the technical accounting guidance assessed, we considered that the excess of fair value of Super Group shares and warrants issued over the fair value of SEAC’s identifiable net assets acquired represented compensation for the service of share exchange listing for its shares and such amounts were expensed as incurred in the share listing expense line in profit or loss (see note 1 and note 23 to our consolidated financial statements included elsewhere in this Annual Report).

Change in fair value of options
Change in fair value of options relate to the fair value gain or loss resulting from the change in fair value of the underlying derivative instrument to which it relates. Amounts incurred for the year ended December 31, 2023 related to the Mahi option, which was exercised subsequent to year end. Refer to note 19 to the consolidated financial statements included elsewhere in this Annual Report for details.
Gain on bargain purchase
Gain on bargain purchase relates to gains arising from business combinations. Refer to note 4 to the consolidated financial statements included elsewhere in this Annual Report for details.
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

Results of Operations
Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022
The following table sets forth our historical consolidated results of operations for the annual periods indicated:

	Super Group € '000s	Betway € '000s	Spin € '000s	Head Office and Other € '000s
For the year ended December 31, 2023
Revenue	1,436,117	837,995	598,122	—
Direct and marketing expenses	(1,136,870)	(723,879)	(390,895)	(22,096)
General and administrative expenses	(148,153)	(77,213)	(40,666)	(30,274)
Impairment of goodwill	(35,949)	(35,949)	—	—
Depreciation and amortization expense	(82,189)	(38,504)	(41,141)	(2,544)
Other operating income	6,071	3,530	712	1,829
Finance income	8,912	7,850	483	579
Finance expense	(2,726)	(1,288)	(11)	(1,427)
Change in fair value of option	(28,642)	—	—	(28,642)
Gain on bargain purchase	209	—	209	—
Profit / (loss) before taxation	16,780	(27,458)	126,813	(82,575)
Income tax (expense) / income	(25,386)	(24,688)	(2,997)	2,299
(Loss) / profit for the year	(8,606)	(52,146)	123,816	(80,276)

For the year ended December 31, 2022
Revenue	1,292,210	714,165	578,045	—
Direct and marketing expenses	(979,300)	(609,924)	(365,110)	(4,266)
General and administrative expenses	(144,084)	(61,657)	(57,538)	(24,889)
Transaction fees	(22,969)	—	—	(22,969)
Depreciation and amortization expense	(66,729)	(27,809)	(35,963)	(2,957)
Other operating income	5,491	3,669	1,609	213
Finance income	2,222	1,398	382	442
Finance expense	(1,345)	(147)	(178)	(1,020)
Gain on derivative contracts	4,148	2,435	1,713	—
Foreign exchange on revaluation of warrants and earnouts	(25,047)	—	—	(25,047)
Share listing expense	(126,252)	—	—	(126,252)
Change in fair value of warrant liability	34,518	—	—	34,518
Change in fair value of earnout liability	237,354	—	—	237,354
Change in fair value of option	6,292	—	21,421	(15,129)
Profit before taxation	216,509	22,130	144,381	49,998
Income tax expense	(34,240)	(22,456)	(4,847)	(6,937)
Profit for the year	182,269	(326)	139,534	43,061

Revenue

	Super Group € '000s	Betway € '000s	Spin € '000s
For the year ended December 31, 2023
Online casino	1,079,131	481,992	597,139
Sports betting	296,881	296,881	—
Brand licensing	34,059	34,059	—
Other	26,046	25,063	983
Total Group revenue	1,436,117	837,995	598,122

For the year ended December 31, 2022
Online casino[1]	875,878	298,800	577,078
Sports betting[1]	376,521	376,144	377
Brand licensing	36,558	36,343	215
Other	3,253	2,878	375
Total Group revenue	1,292,210	714,165	578,045
1 As discussed in note 2.4 of the consolidated financial statements included elsewhere in this annual report, revenue relating to fixed odds contingencies of €61.6 million has been reclassified in prior years from sports betting to online casino.
Our total revenue was €1.44 billion for the year ended December 31, 2023, an increase of €143.9 million or 11.1% (Constant Currency: 21.1%) compared to €1.29 billion for the year ended December 31, 2022, mainly due to strong performances in the African and European markets, especially with the continued launch of new casino content being offset by historically low sports trading margins across the industry. Despite the strong performance, overall growth was offset by the impact of currency fluctuations across various jurisdictions in which we operate.
Betway
Revenue for the Betway segment increased by €123.8 million or 17.3% to €838.0 million for the year ended December 31, 2023, compared to €714.2 million for the year ended December 31, 2022.
Brand licensing revenue decreased by €2.3 million or 6.3% to €34.1 million for the year ended December 31, 2023, compared with €36.3 million for the year ended December 31, 2022. Brand license fees are a recovery against sponsorship marketing spend, which decreased during 2023 mainly due to renegotiations of the brand license fee agreements due to pressure on the licensed partner’s revenue.
Sports betting net gaming revenue for the Betway segment decreased by €79.3 million or 21.1% to €296.9 million for the year ended December 31, 2023, compared to €376.1 million for the year ended December 31, 2022. The decline in 2023 was largely due to unprecedented unfavorable sports betting margins, which were experienced across the industry during the year. Additionally, there was a decline of €30.0 million due to the various regulatory reforms in the Indian market, starting in 2022 and then our exit from this market at the end of the third quarter of 2023, which was driven by the introduction of an unsustainable GST regime in India.
Fixed odds contingencies net gaming revenue included in online casino gaming revenue for the Betway segment increased by €156.0 million or 253.3% to €217.6 million for the year ended December 31, 2023, compared to €61.6 million for the year ended December 31, 2022. Fixed odds contingencies are casino style games in respect of which the odds are agreed at the time of the bet and accepted under the sports licenses in certain jurisdictions. This revenue is predominantly relating to key African markets driven by the increased popularity of new casino games offerings in the region.
Online casino net gaming revenue for the Betway segment also increased by €27.2 million or 11.5% to €264.4 million for the year ended December 31, 2023, compared to €237.2 million for the year ended December 31, 2022. While Betway saw a slight decline in its online casino net gaming revenue from its North American market for the year ended December 31, 2023 mainly due to the migration of customers in Ontario to the regulated platform, this was offset by new casino game offerings in the African and European markets resulting in an overall increase for the Betway segment.

Spin
Revenue for the Spin segment increased by €20.1 million or 3.5% to €598.1 million for the year ended December 31, 2023, compared with €578.0 million for the year ended December 31, 2022.
Online casino gaming revenue for the Spin segment increased by €20.1 million or 3.5% to €597.1 million for the year ended December 31, 2023, compared to €577.1 million for the year ended December 31, 2022. Spin saw a decline in its online casino net gaming revenue from its North American market for the year ended December 31, 2023, mainly due to the migration of customers in Ontario to the regulated platform. This decline was offset by the growth in the European segment of 109% due to the consolidation of Jumpman into this segment after our acquisition of Verno in September 2022.

Direct and Marketing Expenses

	Super Group € '000s	Betway € '000s	Spin € '000s	Head Office and Other € '000s
For the year ended December 31, 2023
Direct Expenses	769,836	491,851	255,889	22,096
Gaming tax, license costs and other tax	127,189	93,641	33,549	(1)
Processing & Fraud Costs	196,533	135,301	59,681	1,551
Royalties	198,315	74,210	124,105	—
Staff related expenses	158,107	121,506	20,638	15,963
Other operational costs	72,325	53,217	15,317	3,791
Foreign exchange losses (excluding foreign exchange on processing)	17,367	13,976	2,599	792
Marketing Expenses	367,034	232,028	135,006	—
Direct and marketing expenses	1,136,870	723,879	390,895	22,096

For the year ended December 31, 2022
Direct Expenses	636,540	391,649	240,625	4,266
Gaming tax, license costs and other tax	67,951	53,149	14,812	(10)
Processing & Fraud Costs	197,394	125,384	71,896	114
Royalties	178,203	56,627	121,576	—
Staff related expenses	130,305	103,029	17,136	10,140
Other operational costs	50,137	39,164	8,843	2,130
Foreign exchange losses / (profits) (excluding foreign exchange on processing)	12,550	14,296	6,362	(8,108)
Marketing Expenses	342,760	218,275	124,485	—
Direct and marketing expenses	979,300	609,924	365,110	4,266
Direct and marketing costs were €1.14 billion for the year ended December 31, 2023, an increase of 16.1% (Constant Currency: 23.8%) compared to €0.98 billion for the year ended December 31, 2022 and mainly linked to the increase in direct costs relating to revenue in Africa, Canada and other European markets as well as a continuous investment in marketing.
Our total marketing expenditure increased by €24.3 million or 7.1% for the year ended December 31, 2023 to €367.0 million compared with €342.8 million for the year ended December 31, 2022.
The overall marketing expenditure to gaming revenue ratio for the year ended December 31, 2023 decreased to 26.7% from 27.4% for the year ended December 31, 2022, as the business continued to identify more effective marketing channels with higher returns on spend.
Of our overall direct and marketing expenses direct expenses formed 67.7% of the total direct and marketing expenses during the year ended December 31, 2023 and formed 65.0% of the total direct and marketing expenses during the year ended December 31, 2022. Direct Expenses increased by 20.9% from €636.5 million for the year ended December 31, 2022 to €769.8 million for the year ended December 31, 2023.
Gaming tax, license costs and other tax, increased due to the addition of license fees payable in Ontario, with the move to a new licensing regime that levies a license fee of 20% on revenue. Significant increases were also seen in the African and European segments, although these were in line with the increases in revenue from the regions.
Processing & Fraud Costs decreased by 0.4% from €197.4 million for the year ended December 31, 2022 to €196.5 million for the year ended December 31, 2023. This was as a result of a decrease of €9.7 million or 49.5% mainly due to a decrease in chargebacks in 2023 compared to 2022, partially offset by an increase in processing costs of €8.8 million or 5.0% mainly due to the increase in gaming revenue.
Staff related expenses also increased for the year ended December 31, 2023 by 21.3% or €27.8 million to €158.1 million from €130.3 million for the year ended December 31, 2022. The increase includes a €22.6 million increase with the acquisition of DGC in January 2023 as well as the inclusion of a full year of staff expenses for Jumpman for the year ended December 31, 2023 compared to only four months included in 2022. These increases were offset by savings due to a decreased headcount, due to the increased efforts in obtaining leverage throughout our company.
Our Royalties to gaming revenue ratio for the year ended December 31, 2023 increased to 14.4% from 14.2% for the year ended December 31, 2022, an increase of €20.1 million, mainly due to higher rates paid on Casino games, which as a product offering was responsible for the largest part of the revenue growth for the year.
Other operational costs increased by €22.2 million or 44.3% during the year ended December 31, 2023, to €72.3 million from €50.1 million for the year ended December 31, 2022. Of this increase, €14.0 million directly related to the acquisition of DGC in January 2023 and the cost of market access agreements for the various states in which it holds licenses.
Betway
Marketing expenditure in the Betway segment increased by €13.8 million or 6.3% for the year ended December 31, 2023 to €232.0 million compared with €218.3 million for the year ended December 31, 2022. Marketing expenditure as a percentage of gaming revenue, however, decreased from 32.3% for the year ended December 31, 2022 to 29.8% for the year ended December 31, 2023, even with the addition of DGC's marketing expenditure of €19.2 million for the year ended December 31, 2023. Despite this the Betway segment still achieved growth in revenue of 17.3% for the year ended December 31, 2023, mainly due to consistent efforts to look at new marketing channels.
Direct expenditure in the Betway segment increased by €100.2 million or 25.6% from €391.6 million for the year ended December 31, 2022 to €491.9 million for the year ended December 31, 2023, attributable to:
•gaming tax and license costs, which is typically directly related to revenue, increased by €40.5 million or 76.2% to €93.6 million for the year ended December 31, 2023, compared to €53.1 million for the year ended December 31, 2022. This was mainly due to exceptional growth achieved in the South African, United Kingdom, and Zambian markets, all which have relatively high betting and gaming taxes levied on local revenue; the Ghanaian market switching from levying VAT on gaming revenue to a betting and gaming tax model, as well as 12 months of gaming license cost payable in Ontario for the year ended December 31, 2023, while this was only in place for the second half of the year ended December 31, 2022;
•processing and fraud costs increased by €9.9 million or 7.9% to €135.3 million for the year ended December 31, 2023, compared to €125.4 million for the year ended December 31, 2022. Processing and Fraud cost as a percentage of gaming revenue has however decreased from 19% for the year ended December 31, 2022 to 17% for the year ended December 31, 2023. These efficiencies are mainly due to the growth coming from markets where we have established locally regulated operations that have much lower contracted processing fees with payment service providers as well as lower cost of conversion of processing settlements than some of our historic markets;
•royalty costs, which are directly linked to revenue increased by €17.6 million or 31.1% to €74.2 million for the year ended December 31, 2023, compared to €56.6 million for the year ended December 31, 2022. Royalty cost as a percentage of gaming revenue has also increased from 8% for the year ended December 31, 2022 to 10% for the year ended December 31, 2023. This is mainly due to the growth in most of the main regions coming from casino product offerings, which usually have a slightly higher revenue share based cost contracted to it than sports betting offerings;
•staff related expenses increased by €18.5 million or 17.9% to €121.5 million for the year ended December 31, 2023, compared to €103.0 million for the year ended December 31, 2022. The growth in cost was mainly due to consolidation of staff expenditure in DGC ("Betway USA") with its acquisition, which accounts for an increase of €22.6 million. This increase was partially offset by the savings achieved in the Betway global operations in which staff related expenses decreased by €4.1 million due to various strategies, such has improved technology, AI, and enhanced processes to continue to deliver efficiencies in the underlying cost base while not sacrificing revenue growth; and
•other operational costs increased by €14.1 million or 35.9% to €53.2 million for the year ended December 31, 2023, compared to €39.2 million for the year ended December 31, 2022. Of this increase, €14.0 million related to cost in Betway USA and is mainly due to market access agreements and other regulated market cost relating to the various states it is licensed in or applying for licenses. The Betway ex-US division, excluding DGC only, saw a 0.3% increase for the year ended December 31, 2023.
Spin
Marketing expenditure in the Spin segment increased by €10.5 million or 8.5% for the year ended December 31, 2023 to €135.0 million compared with €124.5 million for the year ended December 31, 2022. Marketing expenditure as a percentage of gaming revenue, however, remained fairly consistent, only increasing from 21.6% for the year ended December 31, 2022 to 22.6% for the year ended December 31, 2023.
Direct expenses in the Spin segment increased by €15.3 million or 6.3% for the year ended December 31, 2023, to €255.9 million compared with €240.6 million for the year ended December 31, 2022. This is in large part due to the acquisition of Verno in September 2022. Spin operations excluding Verno holdings showed a decline in direct expenses of €0.1 million or 0.1%, mainly attributed to continues effort on finding operating efficiencies through technology and other process enhancements.
The main cost items can further be analyzed as follows:
•Gaming tax and license costs, which is typically directly related to revenue, increased by €18.7 million or 126.5% to €33.5 million for the year ended December 31, 2023, compared to €14.8 million for the year ended December 31, 2022. These costs as a percentage of gaming revenue also increased from 3% for the year ended December 31, 2022 to 6% for the year ended December 31, 2023. This was mainly due to the introduction of new gaming license costs levied on revenue in the Ontario market as well as the consolidation of Jumpman, which makes up €9.0 million of the increase after its consolidation into the Spin segment beginning in September 2022.
•Processing and fraud costs decreased by €12.2 million or 17.0% to €59.7 million for the year ended December 31, 2023, compared to €71.9 million for the year ended December 31, 2022. These costs as a percentage of gaming revenue also decreased from 12% for the year ended December 31, 2022 to 10% for the year ended December 31, 2023. These costs decreased in line with the decrease in client deposits during the financial year. 2022 also included a higher level of fraud costs compared to 2023, which contributed to the savings during 2023 due to enhanced fraud screening and monitoring.
•Royalty costs, which are charged on casino revenue increased by €2.5 million or 2.1% to €124.1 million for the year ended December 31, 2023, compared to €121.6 million for the year ended December 31, 2022. The increase is slightly less than the contributing growth in revenue, mainly due to negotiations with the platform service providers to allow for the deduction of additional rebates on direct license cost the business incurred from the royalty calculations, as well as Jumpman's average royalty cost being much lower on its casino product offering than some of the other Spin operators.
Head Office and Other
In the Head Office segment, direct and marketing expenditure increased by €17.8 million or 417.9% for the year ended December 31, 2023, to €22.1 million compared with €4.3 million for the year ended December 31, 2022. This is due to an increase in direct employment costs, mainly due to staff additions on a Group level to ensure adherence to various regulatory requirements due to the listing, offset by a decrease in the net foreign exchange gain, which was €10.0 million in 2022 and was mainly relating to the foreign exchange movement on the Standard Bank Loan facility. Refer to note 16 to the consolidated financial statements included elsewhere in this Annual Report for details.

General and Administrative Expenses

	Super Group € '000s	Betway € '000s	Spin € '000s	Head Office and Other € '000s
For the year ended December 31, 2023
Staff costs and related expenses	44,485	17,244	27,027	214
Technology and infrastructure costs	51,627	41,131	9,252	1,244
Audit and professional fees	30,605	9,798	2,384	18,423
Other administrative costs	21,436	9,040	2,003	10,393
General and administrative expenses	148,153	77,213	40,666	30,274

For the year ended December 31, 2022
Staff costs and related expenses	68,311	25,805	44,857	(2,351)
Technology and infrastructure costs	31,149	22,732	8,100	317
Audit and professional fees	24,309	7,062	2,595	14,652
Other administrative costs	20,315	6,058	1,986	12,271
General and administrative expenses	144,084	61,657	57,538	24,889
Our general and administrative expenses increased by €4.1 million or 2.8% (Constant Currency: 6%) for the year ended December 31, 2023 to €148.2 million compared to €144.1 million for the year ended December 31, 2022 and was mainly attributable to continuous investment in technology, AI and enhanced processes in order to drive long-term efficiencies and innovation. The overall growth was also impacted by the impact of currency fluctuations across the various jurisdictions in which we operate.
Betway
In the Betway segment, general and administrative expenditure increased by €15.6 million or 25.2% for the year ended December 31, 2023, to €77.2 million compared with €61.7 million for the year ended December 31, 2022.
Staff costs and related expenses decreased by €8.6 million or 33.2% to €17.2 million for the year ended December 31, 2023, due to continued focus on efficiencies and automation through investment in technology, compared to €25.8 million for the year ended December 31, 2022.
Technology and infrastructure costs increased by €18.4 million or 80.9% to €41.1 million for the year ended December 31, 2023 from €22.7 million for the year ended December 31, 2022. This was primarily due to the consolidation of DGC beginning in January 2023 into the Betway segment, representing a €18.0 million addition to technology and infrastructure cost for the segment as well as the continued investment in technology to improve overall efficiencies.
Spin
In the Spin segment general and administrative expenses decreased by €16.9 million or 29.3% to €40.7 million for the year ended December 31, 2023 compared to €57.5 million for in the year ended December 31, 2022.
The remaining increase is mainly due to the following:
•Technology and infrastructure costs increased by €1.2 million or 14.2% to €9.3 million for the year ended December 31, 2023 from €8.1 million for the year ended December 31, 2022. Similar to Betway, this was due to continued investment in software to enhance customer experience, obtaining operating efficiencies as well as assisting in automating and improving regulatory compliance and responsible gambling processes through AI and enhancing systems and processes.
•Staff costs and related expenses in turn decreased by €17.8 million or 39.7% for the year ended December 31, 2023, to €27.0 million compared with €44.9 million for the year ended December 31, 2022. Through the continued investment in technology and the improvement of processes, the business has obtained savings under staff costs and related expense by a direct headcount savings throughout 2023.

Head Office and Other
In the Head Office segment, general and administrative expenditure increased by €5.4 million or 21.6% for the year ended December 31, 2023, to €30.3 million compared with €24.9 million for the year ended December 31, 2022. This was due to additional software implemented to automate and ease SEC reporting requirements and facilitate SOX compliance as well as increased professional fees.
Depreciation and Amortization
Depreciation and amortization expenditure increased by €15.5 million or 23.2% to €82.2 million for the year ended December 31, 2023, compared to $66.7 million the year ended December 31, 2022.
Betway
Depreciation and amortization expenditure for the Betway segment increased by €10.7 million or 38.5% to €38.5 million for the year ended December 31, 2023, in comparison to €27.8 million for the year ended December 31, 2022. This decrease is mainly due to intangible assets recognized, specifically acquired customer bases being amortized on a diminishing balance method and exclusive software license rights coming to the end of their useful lives during the 2022 financial year.
Spin
Depreciation and amortization expenditure for the Spin segment increased by €5.2 million or 14.4% to €41.1 million for the year ended December 31, 2023, in comparison to €36.0 million for the year ended December 31, 2022. The primary reason for the increase was an increase in internally developed assets during 2022 and 2023.
Finance Income
Finance income relates primarily to the Betway segment and increased by €6.7 million or 301.1% to €8.9 million in the year ended December 31, 2023, compared to €2.2 million for the year ended December 31, 2022. This increase is mainly due to the increase in bank balances and the interest accrued on the Apricot loan receivable.
Finance Expense
Finance expenditure relates primarily to the Betway and Head Office segments and increased by €1.4 million or 102.6% to €2.7 million in the year ended December 31, 2023, compared to €1.3 million for the year ended December 31, 2022. This increase is mainly due to an increase in the lease liability balances from 2022 to 2023.
Income Tax (Expense)/ Benefit
Income tax (expense) / income decreased by €8.9 million to an expense of €25.4 million for the year ended December 31, 2023, in comparison to the tax expense of €34.2 million for the year ended December 31, 2022. This was primarily due to a decrease in dividends tax payable of €5.4 million. Overall our blended tax rate increased to 13.4% for the year ended December 31, 2023, compared to 5.2% in December 31, 2022, which is mainly due to differential foreign tax rates and non-deductible expenditure in various jurisdictions in which we operate.
Our effective tax rate increased from 16% for the year ended December 31, 2023 to 151% for the year ended December 31, 2022. This is partially due to the change in the blended tax rate, but mainly due to the non-recurring gains in 2022, which were not taxable.
Net Profit
Our total loss for the year ended December 31, 2023 was €8.6 million, while the profit for the year ended December 31, 2022 was €182.3 million, which was a decrease of €190.9 million or 104.7%. While gaming revenues remained consistent year on year, this was offset by the decrease in external brand license fee income as well as investments in operations and infrastructure during the year.
The Betway segment’s loss increased by €51.8 million to €52.1 million for the year ended December 31, 2023, from €0.3 million for the year ended December 31, 2022. This is mainly due to an increase in profit of €50.5 million which is mainly attributable to a strong performances in the African and European markets. This is offset by a loss of €102.1 million attributable to DGC, which includes an impairment of €35.9 million relating to goodwill.
The Spin segment’s profit decreased by €15.7 million or 11.3% to €123.8 million for the year ended December 31, 2023, from €139.5 million for the year ended December 31, 2022. This is mainly as a result of the €21.4 million fair value gain in the Verno option included in 2022, which was not present in 2023.

The Head office and other segment’s profit decreased by €123.3 million or 286.4% and caused them to move into a loss making position for the year ended December 31, 2023 to a loss of €80.3 million, from a profit of €43.1 million for the year ended December 31, 2022. This was mainly due to 2022 fair value gains from warrant and earnout liabilities not being applicable in 2023, partially offset by the associated foreign exchange, the share listing expense as well as the transaction fees also only applicable to 2022 and not repeated in 2023.
During 2023 we incurred a number of non-recurring losses, including a loss on the change in fair value of the Mahi option of €28.6 million and an impairment loss relating to DGC of €35.9 million. In 2022, we incurred a number of non-recurring gains and losses that have been highlighted above. These non-recurring gains and losses in each year contributed to the decrease from an overall profit for the year in 2022 to a loss for the year in 2023.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

The following table sets forth our historical consolidated results of operations for the annual periods indicated:

	Super Group € '000s	Betway € '000s	Spin € '000s	Head Office and Other € '000s
For the year ended December 31, 2022
Revenue	1,292,210	714,165	578,045	—
Direct and marketing expenses	(979,300)	(609,924)	(365,110)	(4,266)
General and administrative expenses	(144,084)	(61,657)	(57,538)	(24,889)
Transaction fees	(22,969)	—	—	(22,969)
Depreciation and amortization expense	(66,729)	(27,809)	(35,963)	(2,957)
Other operating income	5,491	3,669	1,609	213
Finance income	2,222	1,398	382	442
Finance expense	(1,345)	(147)	(178)	(1,020)
Gain on derivative contracts	4,148	2,435	1,713	—
Foreign exchange on revaluation of warrants and earnouts	(25,047)	—	—	(25,047)
Share listing expense	(126,252)	—	—	(126,252)
Change in fair value of warrant liability	34,518	—	—	34,518
Change in fair value of earnout liability	237,354	—	—	237,354
Change in fair value of option	6,292	—	21,421	(15,129)
Profit before taxation	216,509	22,130	144,381	49,998
Income tax expense	(34,240)	(22,456)	(4,847)	(6,937)
Profit for the year	182,269	(326)	139,534	43,061

For the year ended December 31, 2021
Revenue	1,320,658	687,752	632,906	—
Direct and marketing expenses	(896,494)	(511,708)	(381,223)	(3,563)
General and administrative expenses	(142,752)	(71,550)	(57,678)	(13,524)
Transaction fees	(7,107)	—	—	(7,107)
Depreciation and amortization expense	(83,560)	(49,528)	(33,107)	(925)
Other operating income	8,042	5,090	587	2,365
Finance income	1,312	977	197	138
Finance expense	(6,370)	(5,712)	(514)	(144)
Gain on derivative contracts	15,830	—	15,830	—
Gain on bargain purchase	16,349	11,500	4,849	—
Profit before taxation	225,908	66,821	181,847	(22,760)
Income tax income / (expense)	9,970	10,647	(429)	(248)
Profit for the year	235,878	77,468	181,418	(23,008)

Revenue

	Super Group € '000s	Betway € '000s	Spin € '000s
For the year ended December 31, 2022
Online casino	875,878	298,800	577,078
Sports betting	376,521	376,144	377
Brand licensing	36,558	36,343	215
Other	3,253	2,878	375
Total Group revenue	1,292,210	714,165	578,045

For the year ended December 31, 2021
Online casino	890,217	260,293	629,924
Sports betting	355,690	353,876	1,814
Brand licensing	71,053	71,053	—
Other	3,698	2,530	1,168
Total Group revenue	1,320,658	687,752	632,906
Our total revenue was €1.3 billion for the year ended December 31, 2022, a decrease of €28.4 million or 2.2% compared to €1.3 billion for the year ended December 31, 2021, mainly due to strong performances in the African and European markets being offset by short term impacts of the regulatory migration of customers in Ontario and other material European markets such as Netherlands and Germany.
Betway
Revenue for the Betway segment increased by €26.4 million or 3.8% to €714.2 million for the year ended December 31, 2022, compared to €687.8 million for the year ended December 31, 2021. Brand licensing revenue decreased by €34.71 million or 48.9% to €36.3 million for the year ended December 31, 2022, compared with €71.1 million for the year ended December 31, 2021. Brand license fees are a recovery against sponsorship marketing spend, which decreased during 2022 mainly due to renegotiations of the brand license fee agreements due to pressure on the licensed partner’s revenue.
Sports betting gaming revenue for the Betway segment increased by €22.3 million or 6.3% to €376.1 million for the year ended December 31, 2022, compared to €353.9 million for the year ended December 31, 2021. The growth into 2022 was largely due to double digit growth in our African and Asia & Pacific market segments, specifically South Africa and India. However, further pressure on the sports betting revenue results was due to unprecedented unfavorable sports betting margins, which were experienced across the industry in the last few months of the year.
Online casino gaming revenue for the Betway segment also increased by €38.5 million or 14.8% to €298.8 million for the year ended December 31, 2022, compared to €260.3 million for the year ended December 31, 2021. While Betway saw a slight decline in its online casino gaming revenue from its North American market for the year ended December 31, 2022 mainly due to the migration of customers in Ontario to the regulated platform, this was offset by new game launches in African markets resulting in an overall increase for the Betway segment.
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
Online casino net gaming revenue for the Spin segment also decreased by €52.8 million or 8.4% to €577.1 million for the year ended December 31, 2022, compared to €629.9 million for the year ended December 31, 2021. The decline was predominantly due to regulatory changes in certain jurisdictions. Spin saw a decline in its online casino net gaming revenue from its North American market for the year ended December 31, 2022, mainly due to the migration of customers in Ontario to the regulated platform. The European segment is still heavily affected by the regulatory closure of certain historically key markets, resulting in a decline of €12.0 million or 57% for the year ended December 31, 2022, of which, €7.8 million related to the closure of the Netherlands market.

Direct and Marketing Expenses

	Super Group € '000s	Betway € '000s	Spin € '000s	Head Office and Other € '000s
For the year ended December 31, 2022
Direct Expenses	636,540	391,649	240,625	4,266
Gaming tax, license costs and other tax	67,951	53,149	14,812	(10)
Processing & Fraud Costs	197,394	125,384	71,896	114
Royalties	178,203	56,627	121,576	—
Staff related expenses	130,305	103,029	17,136	10,140
Other operational costs	50,137	39,164	8,843	2,130
Foreign exchange losses / (profits) (excluding foreign exchange on processing)	12,550	14,296	6,362	(8,108)
Marketing Expenses	342,760	218,275	124,485	—
Direct and marketing expenses	979,300	609,924	365,110	4,266

For the year ended December 31, 2021
Direct Expenses	546,210	307,586	235,065	3,559
Gaming tax, license costs and other tax	48,800	43,517	5,106	177
Processing & Fraud Costs	173,619	93,913	79,561	145
Royalties	202,856	59,618	143,238	—
Staff related expenses	79,885	73,814	3,287	2,784
Other operational costs	36,126	31,217	3,809	1,100
Foreign exchange losses / (profits) (excluding foreign exchange on processing)	4,924	5,507	64	(647)
Marketing Expenses	350,284	204,122	146,158	4
Direct and marketing expenses	896,494	511,708	381,223	3,563
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
Processing & Fraud Costs increased by 13.7% from €173.6 million for the year ended December 31, 2021 to €197.4 million for the year ended December 31, 2022. The additional increase is in line with our expectation of expected fraud losses on customer deposits given that our growth was in markets with a higher average cost of fraud in the normal course of operating an online gambling business.

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
•Processing and fraud costs decreased by €7.7 million or 9.6% to €71.9 million for the year ended December 31, 2022, compared to €79.6 million for the year ended December 31, 2021. These costs decreased in line with the decrease in client deposits during the financial year.

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

General and Administrative Expenses

	Super Group € '000s	Betway € '000s	Spin € '000s	Head Office and Other € '000s
For the year ended December 31, 2022
Staff costs and related expenses	68,311	25,805	44,857	(2,351)
Technology and infrastructure costs	31,149	22,732	8,100	317
Audit and professional fees	24,309	7,062	2,595	14,652
Other administrative costs	20,315	6,058	1,986	12,271
General and administrative expenses	144,084	61,657	57,538	24,889

For the year ended December 31, 2021
Staff costs and related expenses	88,859	38,680	50,180	(1)
Technology and infrastructure costs	20,198	15,509	3,077	1,612
Audit and professional fees	17,057	7,838	2,074	7,145
Other administrative costs	16,638	9,523	2,347	4,768
General and administrative expenses	142,752	71,550	57,678	13,524

1	As described in note 4 to our consolidated financial statements included elsewhere in this Annual Report, we acquired Haber during the year ended December 31, 2021. Haber provides back office services that support our operating entities - this is classified as outsource costs in prior years, but represent in-house staff expenses in the year ended December 31, 2022.
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
Staff costs and related expenses decreased by €12.9 million or 33.3% to €25.8 million for the year ended December 31, 2022, partly due to the acquisition of Haber Investments in the previous financial year, which lead to costs previously classified as external outsource costs now being inter-group costs and eliminating for the year ended December 31, 2022. This elimination is offset by a reclassification of €25.1 million of certain direct expenses to outsource costs relating to Haber Investments in order to classify these costs in line with the 2021 presentation, as the nature of these costs have not changed.
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

The remaining increase is mainly due to the following:
•Technology and infrastructure costs increased by €5.0 million or 163.2% to €8.1 million for the year ended December 31, 2022 from €3.1 million for the year ended December 31, 2021. Similar to Betway, this was due to continued investment in software to enhance customer experience and assist in automating and improving regulatory compliance and responsible gambling processes and the move of the entire business to a cloud-based solution to ensure that staff could function in a hybrid working environment.
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
Head Office and Other
In the Head Office segment, general and administrative expenditure increased by €11.4 million or 84.0% for the year ended December 31, 2022, to €24.9 million compared with €13.5 million for the year ended December 31, 2021. This was due to additional cost incurred for external advisors to assist with ensuring we now remain compliant with SEC requirements as well as increases to group directors and officers liability insurance after our public listing.
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
Income Tax Expense/Benefit
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
During 2022 we incurred multiple non-recurring expenses in relation to the Business Combination, including gain on change in fair value of warrant liability (€34.5 million), gain on change in fair value of earnout liability (€237.4 million) and foreign exchange losses thereon (€25.0 million), transaction fees (€23.0 million), and a share listing expense (€126.3 million). These were in relation the Business Combination and thus affected our net profit in comparison to 2021. Refer to note 23 to our consolidated financial statements included elsewhere in this Annual Report.
Non-GAAP Financial Information
EBITDA
This Annual Report on Form 20-F includes EBITDA, which is a non-GAAP company-specific performance measure that we use to supplement our results presented in accordance with IFRS. EBITDA is defined as profit for the year before depreciation, amortization, finance income, finance expense and tax expense/benefit.
Adjusted EBITDA
This Annual Report on Form 20-F also includes Adjusted EBITDA, which is a non-GAAP company-specific performance measure that we use to supplement our results presented in accordance with IFRS. Adjusted EBITDA is defined as EBITDA less impairment, gain on bargain purchase, transaction fees, gain on derivative contracts, share listing expense, foreign exchange on revaluation of warrants and earnouts, change in fair value of warrant and earnout liabilities, change in fair value of option, impairment of goodwill, expenses relating to market closure, RSU expenses, payroll taxes on RSUs granted in connection with the Business Combination, unrealized foreign exchange and other non-recurring adjustments. We believe that Adjusted EBITDA is useful in evaluating our operating performance as it is similar to measures reported by our public competitors and is regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.
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

The table below presents a reconciliation of profit (loss) to EBITDA and Adjusted EBITDA:

	2023 € '000s	2022 € '000s	2021 € '000s
(Loss) / Profit for the year	(8,606)	182,269	235,878
Income tax expense/(benefit)	25,386	34,240	(9,970)
Finance income	(8,912)	(2,222)	(1,312)
Finance expense	2,726	1,345	6,370
Depreciation and amortization expense	82,189	66,729	83,560
EBITDA	92,783	282,361	314,526
Impairment of goodwill	35,949	—	—
Change in fair value of option	28,642	(6,292)	—
Market closure[1]	10,397	—	—
Gain on bargain purchase	(209)	—	(16,349)
Transaction fees	—	22,969	7,107
Gain on derivative contracts	—	(4,148)	(15,830)
Share listing expense	—	126,252	—
Foreign exchange on revaluation of warrants and earnouts	—	25,047	—
Change in fair value of warrant liability	—	(34,518)	—
Change in fair value of earnout liability	—	(237,354)	—
Unrealized foreign exchange[2]	3,526	2,611	(3,080)
Adjusted RSU expense[2,3]	16,836	25,386	—
Other non-recurring adjustments[2]	10,254	8,552	5,360
Adjusted EBITDA	198,178	210,866	291,734
1 Market closure costs relates to our exit from the Indian Market on October 1, 2023. This includes contract termination costs, bad debt and contract write offs.
2 Unrealized foreign exchange, additional RSU expenses relating to grants other than the one off RSUs issued related to awards following the Business Combination, and other non-recurring adjustments have been restated for consistency in the current period and all prior periods in the Adjusted EBITDA calculation.
3 Associated payroll expenses relating to the one off RSUs issued related to awards following the Business Combination of nil (2022: €1.1 million, 2021: nil) are included in this line.
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

Constant Currency
Changes in profitability include the impact of changes in foreign currency exchange rates. We believe that calculations showing growth on a constant currency basis, which are non-GAAP financial measures, are useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on our growth from period to period. Constant currency growth is calculated by translating non-Euro performance for the prior period and current period using the prior period exchange rates.
Constant currency calculations have the goal of eliminating the impact of currency movement of consolidated entities from their non-Euro functional currencies to Euro.
Constant currency metrics should not be considered in isolation, but should be analyzed in conjunction with changes prepared in accordance with IFRS Accounting Standards.
The table below sets forth year-over-year increases in certain financial statement line items on an actual basis in accordance with IFRS and on a non-GAAP constant currency basis:

	Actual growth year on year Percentage	Growth based on constant currency Percentage
Revenue	11.1%	21.1%
Direct and marketing	16.1%	23.8%
General and administrative expenses	2.8%	6.3%
Management has identified the following key indicators when calculating the impact of constant currency:
•Revenue growth of 11.1% (Constant Currency: 21.1%) was driven by strong performance in Africa, Canada and certain European markets. Despite the strong performance, overall growth was offset by the impact of currency fluctuations across various jurisdictions in which we operate.
•Direct and marketing costs increased by 16.1% (Constant Currency: 23.8%) and mainly linked to the increase in direct costs relating to revenue in Africa, Canada and other European markets as well as a continuous investment in marketing.
•General and administrative expenses increased by 2.8% (Constant Currency: 6.3%) and was mainly attributable to continuous investment in technology, AI and enhanced processes in order to drive long-term efficiencies and innovation. The overall growth was also impacted by the impact of currency fluctuations across various jurisdictions in which we operate.

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
We had €241.9 million in cash and cash equivalents as of December 31, 2023. Restricted cash has decreased €110.0 million from 2022 to 2023, which is mainly driven by the settlement of the DGC facility to which we had provided a financial guarantee. We cannot guarantee that our available cash resources will be sufficient to meet our liquidity needs. We may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of issuance of our Consolidated Financial Statements. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the required financing is not available, or if the terms of financing are less desirable than expected, we may be forced to decrease our level of investment in new market launches and related marketing initiatives or to scale back our existing operations, which could have an adverse impact on our business and financial prospects.

Cash Flows
The following table summarizes our cash flows for the periods indicated.

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Net cash flows from operating activities	132,849	166,836	209,853
Net cash flows used in investing activities	(5,013)	(96,523)	(18,160)
Net cash flows used in financing activities	(131,164)	(103,179)	(39,763)
(Decrease) / increase in cash and cash equivalents	(3,328)	(32,866)	151,930
Cash and cash equivalents at end of the year	241,923	254,778	293,798
Operating Activities
Net cash generated by operating activities decreased by €34.0 million for the year ended December 31, 2023, to €132.8 million, compared to €166.8 million for the year ended December 31, 2022.
Cash generated from operating activities declined as a result of the reduction in profit for the year of €190.9 million from 2023 to 2022, adjusted for non-cash operating activities, which increased by €207.9 million. There was an additional decrease in working capital of €35.8 million from 2023 to 2022 as well as net cash outflows relating to taxes increasing by €15.2 million from 2023 to 2022. The main driver of these additional cash outflows in 2023 related to a change from a positive cash flow from trade and other receivables in 2022 to a negative cash flow from trade and other receivables in 2023, which is mainly as a result of an increase in prepayments as well as an increase in gaming related receivable balances, such as progressive pot, as at December 31, 2023. Additionally, cash paid relating to corporate tax increased in 2023 compared to 2022. This was offset by trade and other payables moving from a negative cash flow in 2022 to a positive cash flow in 2023.
Cash generated by operating activities for the year ended December 31, 2023 included 12 months of inflows for Verno Holdings Limited compared to the year ended December 31, 2022 where only 4 months of cash inflows was included relating to Verno operations. The year ended December 31, 2023 also includes net cash outflows relating to Digital Gaming Corporation following the acquisition, which are not present in December 31, 2022.
Net cash generated by operating activities was €209.9 million for the year ended December 31, 2021 and was €166.8 million for the year ended December 31, 2022, a decrease of €43.0 million.
Cash generated by operating activities declined from the year ended December 31, 2021 to the year ended December 31, 2022 as a result of the reduction in profit for the year of €53.6 million, adjusted for non-cash operating activities, which decreased by €47.3 million. This reduction was offset by positive impact from an increase in working capital of €66.0 million from 2021 to 2022. This included cash receipts from trade and other receivables of €66.2 million, driven by the decrease in outstanding processor receivables as a result of increased efficiency in the recovery of aged balances and reduced days outstanding, as well as the receipts of outstanding receivables for brand license fees and sponsorship and brand costs from license partners.
Investing Activities
Net cash used in investing activities decreased by €91.5 million for the year ended December 31, 2023, to €5.0 million, compared to €96.5 million for the year ended December 31, 2022.
For the year ended December 31, 2023, cash used in investing activities largely comprised of additional amounts issued to Apricot Investments of €69.8 million for technology enhancements, acquisitions of intangible assets of €44.4 million, mainly for the payment of internally developed assets. Prior to the full repayment of the Standard Bank loan in June 2023, additional draws on the loan facility were made in the year. These draws, which result in a cash inflow from financing activities, resulted in additional cash being used as guarantee on the facility in the amount of €18.6 million. Additional cash was used in the net cash paid on acquisitions during the year (refer to note 4 to our consolidated financial statements included elsewhere in this Annual Report) and the acquisition of property, plant and equipment of €9.1 million. This was partially offset by the settlement of the restricted cash guarantee of €138.5 million as well as cash received in bank interest of €5.2 million and receipts from loans receivable of €4.8 million.

Net cash used in investing activities amounted to €96.5 million for the year ended December 31, 2022, compared with net cash used in investing activities in the amount of €18.2 million for the year ended December 31, 2021.
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
Financing Activities
Net cash from financing activities reduced total cash by €131.2 million for the year ended December 31, 2023, mainly due to the repayment of interest-bearing loans of €139.4 million due mainly to the extinguishment of the DGC loan with Standard Bank, a share repurchase of €2.6 million, total repayment of lease liabilities of €7.7 million, offset by the proceeds from an extension of the DGC loan with Standard Bank of €18.6 million before its full repayment.
Net cash from financing activities reduced total cash by €103.2 million for the year ended December 31, 2022, mainly due to a share repurchase of €224.3 million, the cash payment for deferred consideration of €13.2 million, the repayment of interest-bearing loans of €26.7 million, predominantly offset by the proceeds from shares issued net of transaction costs of €170.6 million.
Net cash from financing activities reduced total cash by €39.8 million for the year ended December 31, 2021 , mainly due to cash payment for deferred consideration of €4.1 million, repayment of interest-bearing loans of €24.6 million, and a share repurchase of €10.7 million.

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
Although these estimates and judgements we made were based on the best information available at December 31, 2023, it is possible that events which might take place in the future would require their adjustment in future periods.
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

Quantitative and Qualitative Disclosures about Market Risk
We have in the past, and may in the future, be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. Our exposure to interest rate and financial instruments risk was not material as of December 31, 2023. See note 25 to our Consolidated Financial Statements included elsewhere in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers
Our directors and executive officers, including their ages as of March 31, 2024, are as follows:

Name	Age	Position
Neal Menashe	52	Chief Executive Officer and Director
Alinda Van Wyk	48	Chief Financial Officer and Director
Richard Hasson	44	President, Chief Commercial Officer and Director
Eric Grubman	66	Director, Chairman
Robert James Dutnall	71	Director
John Le Poidevin	53	Director
Natara Holloway	47	Director
Jonathan Jossel	40	Director
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
Richard Hasson has served as our President since January 2021 and as our Chief Commercial Officer since April 2024, having previously served as our Chief Operating Officer from January 2021 to April 2024. Mr. Hasson has also served as a member of our board of directors since our formation in January 2021 and served as the President and Chief Operating Officer of, and a member of the board of directors of, our operating subsidiary SGHC Limited from its formation in 2020 through the closing of the Business Combination. Prior to joining SGHC, Mr. Hasson was Commercial Director of Win Technologies. Mr. Hasson previously worked in the investment banking division of Goldman Sachs and qualified as a chartered accountant at KPMG. Mr. Hasson received his M.B.A. from London Business School and his Bachelor of Business Science from the University of Cape Town. Mr. Hasson’s qualifications to serve on our Board include his extensive experience and knowledge of our business and industry.
Eric Grubman has served as a member of our board of directors since January 2022, having previously served as Chairman and Chief Financial Officer of Sports Entertainment Acquisition Holdings LLC (“SEAH”) from October 2020 until the closing of the Business Acquisition. Mr. Grubman served as Chairman of the Board of On Location Experiences, a premium experiential hospitality business from April 2018 to January 2020. From 2004 until 2018, Mr. Grubman served in various roles with the National Football League (“NFL”), including leadership roles in Finance and Business Operations. He most recently served as an Executive Vice President leading special projects, including the sales of NFL teams, franchise relocations, construction of stadiums and was heavily involved with managing relationships with NFL Owners. Prior to the NFL, Mr. Grubman served as Co-President at Constellation Energy Group, an energy company that provides electric power, natural gas, and energy management services, from 1999 to 2002. Prior to his role with Constellation, Mr. Grubman served in various roles at Goldman Sachs, including as Partner and co-head of the Energy Group. Mr. Grubman earned a bachelor’s degree in economics from the United States Naval Academy and an M.B.A. from Harvard Business School. Mr. Grubman’s qualifications to serve on our Board include his years of executive experience working with professional sports leagues.

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
Natara Holloway Branch has served as a member of our board of directors since May 2022. Mrs. Holloway Branch served on the board of directors of SEAH and as the chair of its Audit Committee prior to the Business Combination. She currently serves on the board of directors and as the chair of the Audit Committee of the publicly held company bleuacacia ltd. Mrs. Holloway Branch has served in various management positions for the NFL since 2004, most recently serving as the Vice President of Football Business Operations and Strategy overseeing emerging football innovation, strategy, administration and football pipeline development from April 2019 to May 2022. Previously, Mrs. Holloway Branch served as the NFL’s Vice President of Youth & High School Football Strategy, Vice President of Brand, Marketing and Retail Development for Consumer Products, and Vice President of Corporate Development - New Business Development. Prior to joining the NFL, Mrs. Holloway Branch served in the Controller’s Group at ExxonMobil from 1998 to 2004. Mrs. Holloway Branch earned a bachelor’s degree in accounting from the University of Houston. She currently serves on the Advisory Board for the University of Houston Bauer School of Business and has served on the University of Houston’s Power Athletics Task Force. Mrs. Holloway Branch’s qualifications to serve on our Board include her experience and management within strategy, innovation, business development, accounting and audit functions specific to the sports and entertainment industry.
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
Historical Executive Officer and Director Compensation
The amount of compensation paid, and benefits in kind granted, to our executive officers and directors for the year ended December 31, 2023 was $5.5 million. We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in our home country and will not be otherwise publicly disclosed by us.
Historical Compensation of Super Group’s Executive Officers and directors for the year ended December 31, 2023:

(U.S. dollars)	All executive officers and directors
Base compensation(1)	$2,941,500
Bonuses	$1,000,000
Total cash compensation	$3,941,500
RSUs granted	$1,579,144
Total compensation	$5,520,644

(1)	Base compensation represents the actual salary amounts paid to executive officers in 2023.
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
Director Compensation
Non-employee directors were granted RSUs pursuant to our 2021 Equity Incentive Plan based upon each individual’s service contract, which provides for a specific value, granted per year for the duration of a fixed term contract. The value of the grant is converted to USD at the closing exchange rate on December 1 of that year (the “Valuation Date”), and the number of RSUs is calculated using the 50-day moving average price at the Valuation Date. RSUs when granted will vest on the one-year anniversary of the grant date subject to continued service at the date of vesting.
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
Shares available for awards
Subject to adjustment for certain changes in our capitalization, the maximum number of ordinary shares (the “Share Reserve”), that may be issued under the 2021 EIP was initially 43,312,150 ordinary shares. No more than 43,312,150 ordinary shares may be issued under the 2021 EIP upon the exercise of incentive share options (“ISOs”). In addition, the Share Reserve will automatically increase on January 1 of each year, ending on (and including) January 1, 2031, in an amount equal to 3% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of ordinary shares. Ordinary shares issued under the 2021 EIP will be new shares.
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
Ordinary Shares Subject to 2021 ESPP
Subject to adjustment for certain changes in our capitalization, the maximum number of ordinary shares that may be issued under the 2021 ESPP was initially 4,812,460 ordinary shares. In addition, the number of ordinary shares reserved for issuance under the 2021 ESPP will automatically increase on January 1 of each year, ending on (and including) January 1, 2031, in an amount equal to the lesser of 1% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year or 7 million ordinary shares (but in no event shall more than 63 million ordinary shares in the aggregate be issued under the 2021 ESPP). Our board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser number of ordinary shares. If any rights granted under the 2021 ESPP terminate without being exercised in full, the ordinary shares not purchased under such rights will again become available for issuance under the 2021 ESPP. The ordinary shares issuable under the 2021 ESPP will be new shares.
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
Certain U.S. Federal Income Tax Consequences of Participating in the ESPP
The following summary of the effect of U.S. federal income taxation upon the participant and us with respect to the shares purchased under the ESPP does not purport to be complete and does not discuss the tax consequences of a participant’s death or the income tax laws of any state or non-U.S. jurisdiction in which the participant may reside.
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
At the closing of the Business Combination, the parties agreed that the board of directors would be comprised of nine persons, seven of whom were identified as of the closing of the Business Combination and two were added following the closing. Mr. John Collins resigned as a Director with effect from December 31, 2023. The Board therefore now comprises eight persons.
So long as our shares are listed on the NYSE, our Board shall include such number of “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require.

Audit Committee
We have established an audit committee of the board of directors, comprised of Eric Grubman, John Le Poidevin and Natara Holloway Branch, each of whom is independent under the applicable rules of the SEC and the NYSE. Mr. Le Poidevin is the chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE and our Board has determined that Mr. Le Poidevin qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
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

Nominating and Corporate Governance Committee
We have established a nominating and corporate governance committee of the board of directors, comprised of Jonathan Jossel, John Le Poidevin and Robert James Dutnall. Our Board has determined that Messrs. Jossel and Le Poidevin are independent under NYSE listing rules. Pursuant to an exemption to the NYSE listing standards for foreign private issuers, we are not required to have a nominating and corporate governance committee composed entirely of independent directors, and we are relying upon that exemption from the NYSE listing standards, as Mr. Dutnall is not independent by virtue of having previously served as a consultant to our company in the past three years and receiving compensation in that capacity. Our Board does not believe that Mr. Dutnall’s lack of independence under NYSE listing rules impairs his ability to serve effectively on the nominating and corporate governance committee and that he otherwise meets the standards and charter for the nominating and corporate governance committee. Mr. Jossel is the chairman of the committee. The nominating and corporate governance committee charter details the principal functions of the nominating and corporate governance committee.
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
Together with our subsidiaries, we currently manage approximately 3,700 staff with teams in 26 countries. 97% of employees are permanently employed and the remainder are contractors.
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
We believe that we benefit from low staff turnover. Over 450 employees have been employed by us or our subsidiaries for more than 10 years and more than 40 employees for more than 20 years.
Our employees are not represented by a labor union. We have not experienced any work stoppages, and generally consider our relations with our employees to be good.

E.	Share Ownership
Ownership of our ordinary shares by our directors and executive officers is set forth in Item 7.A of this Report.

F.	Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership of the Company as of March 31, 2024 by
•each beneficial owner of more than 5% of our ordinary shares;
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
The beneficial ownership of the Company is based on 501,431,414 Super Group ordinary shares issued and outstanding as of March 31, 2024.

	Number of Shares	Percentage
Directors and Executive Management
Alinda Van Wyk (1) (2)	1,616,670	*
Neal Menashe (1) (3)	17,172,987	3.4%
Richard Hasson (1) (4)	3,084,254	*
Robert James Dutnall (1)	59,541	*
John Le Poidevin (1)	26,207	*
Eric Grubman (7)	3,567,065	*
Natara Holloway Branch	51,207	*
Jonathan Jossel	26,207	*
All directors and executive officers as a group (8 persons)	25,604,138	5.1%
Other 5% Shareholders
Knutsson Limited (5) (6)	229,515,092	45.8%
Chivers Limited (8) (9)	97,901,158	19.5%

*	Less than 1%.

(1)	The business address of this shareholder is Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

(2)
Bellerive Trust Limited as Trustee of the Agape Trust is the registered holder of 1,561,513 shares. Alinda Van Wyk is a discretionary beneficiary of the Agape Trust, but does not possess sole or shared voting or investment power over such shares. In addition Alinda Van Wyk is the holder of record of 55,157 shares.

(3)
Bellerive Trust Limited as Trustee of the Panther Trust is the registered holder of 4,198,803 of such shares and Earl Fiduciary AG as Trustee of the Turtle Trust is the registered holder of 12,749,156 of such shares. Neal Menashe is a discretionary beneficiary of the Panther Trust and the Turtle Trust, but does not possess sole or shared voting or investment power over such shares. In addition Neal Menashe is the holder of record of 225,028 shares.

(4)
Bellerive Trust Limited as Trustee of the Hamilton Trust is the registered holder of 3,019,210 shares. Richard Hasson is a discretionary beneficiary of the Hamilton Trust, but does not possess sole or shared voting or investment power over such shares. In addition Richard Hasson is the holder of record of 65,044 shares.

(5)	The business address of this entity is 24 North Quay, Douglas, Isle of Man, IM1 4LE.

(6)	Knutsson Limited is beneficially owned by Ridgeway Associates Limited as trustees for the Alea Trust. Ridgeway Associates Limited is a professional trustee company whose professional directors change from time to time. None of the directors of Ridgeway Associates Limited, nor Ridgeway Associates Limited itself, have an economic interest in the Alea Trust or in Knutsson Limited.

(7)
Eric Grubman is the holder of record of 1,869,259 ordinary shares. Eric Grubman is also the trustee of the EKC2012 Trust, which is the holder of record of 848,903 ordinary shares, and has sole voting and investment control over the securities held by the EKC2012 Trust. As such, Mr. Grubman may be deemed to beneficially own the securities held by the EKC2012 Trust. Elizabeth Compton, Eric Grubman’s wife, is the trustee and a beneficiary of the EPG2012 Trust, which is the holder of record of 848,903 ordinary shares, and has sole voting and investment control over the securities held by the EPG2012 Trust. As such, Elizabeth Compton and Eric Grubman may be deemed to beneficially own the securities held by the EPG 2012 Trust.

(8)	The business address of this entity is Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP.

(9)	Chivers Limited is beneficially owned by Waddle Limited as corporate trustee of the Chivers Trust. Waddle Limited is a professional trustee company whose professional directors change from time to time. None of the directors at Waddle Limited, nor Waddle Limited itself, have an economic interest in the Chivers Trust or in Chivers Limited.

Holders
As of March 31, 2024, we had 10 shareholders of record of our ordinary shares. We estimate that as of March 31, 2024, approximately 34.66% of our outstanding ordinary shares are held by seven U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

B.	Related Party Transactions
Post-Business Combination Arrangements
In connection with the Business Combination, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements are described in detail in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 20, 2022. As of December 31, 2023, there are no material continuing obligations under any of those agreements.
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
See Item 4.B for descriptions of our material contracts.
Warrant Exchange and Consent Solicitation
On December 14, 2022, we closed an Offer and Consent Solicitation relating to our outstanding (i) public warrants to purchase ordinary shares, no par value, and (ii) private placement warrants to purchase ordinary shares. The Consent Solicitation solicited consents from holders of the warrants to amend the warrant agreement. We issued 5,332,141 ordinary shares in exchange for the public warrants tendered in the Offer. We also exercised our rights to (i) to exchange all remaining untendered public warrants for ordinary shares at a ratio of 0.225 ordinary shares per public warrant and (ii) to cancel any remaining private placement warrants for no consideration, following which no public or private warrants remained outstanding.
Certain shareholders of the Company had contingent rights to receive up to 50,969,088 ordinary shares (the “Earnout Shares”). Conditional upon the completion of the Offer and Consent Solicitation, the Pre-Closing Holders waived their respective rights to receive any Earnout Shares.

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
•partnerships, corporations, or other entities or arrangements treated "flow-through" U.S. federal income tax purposes (and investors therein);
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
This description in this section does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax provisions of the Code, the Medicare tax on net investment income, or special accounting rules under Section 451(b) of the Code.
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

Treatment of the Company as a non-U.S. Corporation for U.S. Federal Income Tax Purposes
Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, the Company, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Guernsey incorporated entity and tax resident of Guernsey, generally would be classified as anon-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause anon-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes.
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
Based on the complex rules for determining share ownership for purposes of the Ownership Test and certain factual assumptions, we are not expected to satisfy the Ownership Test. As a result, we believe that we will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.
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
Dividends and Other Distributions on Ordinary Shares
Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on our ordinary shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares.” However, since we do not intend to determine our earnings and profits under U.S. federal income tax principles, distributions made by us generally will be reported as dividends. The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that we pay to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States (although Guernsey does not currently have an applicable tax treaty with the United States with respect to the elimination of double taxation), and, in each case, we are not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
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
A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year or (ii) at least 50% of its assets in a taxable year (determined on the basis of a quarterly weighted average) produce or are held for the production of passive income (including cash, other than certain cash held in a non-interest bearing account for short-term working capital needs). Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation.
Based on the nature of our business and the valuation of our assets, including goodwill, we believe that we were not a PFIC for the taxable year ended December 31, 2023.However, no assurances regarding our PFIC status can be provided for any taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the any taxable year.
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
We are subject to certain of the informational filing requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
We make available on our website, free of charge, certain documents regarding our corporate governance. We also make available on our website, free of charge, our annual reports on Form 20-F, our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://sghc.com. The information contained on our website is not incorporated by reference in this document.

References in this annual report on Form 20-F to any contract, agreement or other document may not be complete, and you should refer to the copy of that contract, agreement or other document filed as an exhibit to this or one of our previous SEC filings or available on our website.

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
A.    Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, the design and operation of the Company's disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting described below which has not been remediated.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2023. This assessment was performed under the direction and supervision of our Chief Executive Officer and Chief Financial Officer, and used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2023, our internal control over financial reporting was not effective, as set out further below. In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred, but management have chosen to incorporate Digital Gaming Corporation (DGC) into its assessment in the year of acquisition. Management has reviewed its assessment with the Audit Committee.
For the year ended December 31, 2022, we identified a material weakness related to the application of IFRS reporting requirements in respect of the classification and measurement of material financial statement balances and disclosures. This was disclosed in Form 20-F furnished to the Securities and Exchange Commission on April 27, 2023.
We have undertaken measures to remediate this material weakness, with the oversight of the Audit Committee of our Board of Directors, including recruitment of additional qualified personnel involved in financial reporting matters and engaging of third party specialists, as required, for complex accounting matters.
Our management has concluded that the above material weakness has been remediated as of December 31, 2023.
For the year ended December 31, 2023, a new material weakness has been identified. Although certain evidence of review was retained, there was not sufficient contemporaneous documentation to demonstrate the operation of the review controls over the forecasts used in performing the annual impairment test of goodwill of the DGC B2C cash generating unit and in the purchase price allocation upon acquisition of DGC on January 1, 2023.
The material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results.
Management continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively, including additional training to personnel involved in management review controls and retention of sufficient evidence to support precision of those reviews.

C.    Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Super Group (SGHC) Limited
St Peter Port, Guernsey
Opinion on Internal Control over Financial Reporting
We have audited Super Group (SGHC) Limited’s (the “Company’s”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as “the financial statements”) and our report dated April 25, 2024 expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 15B, Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness has been identified in relation to there being insufficient contemporaneous documentation to demonstrate the operation of the review controls over the forecasts used in performing the annual impairment test of goodwill of the Digital Gaming Corporation Limited (“DGC”) B2C cash generating unit and in the purchase price allocation upon acquisition of DGC. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 financial statements, and this report does not affect our report dated April 25, 2024 on those financial statements.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO LLP

BDO LLP
London, United Kingdom
April 25, 2024

D.    Changes in Internal Control over Financial Reporting
In 2023, we continued the implementation of our plan to strengthen our internal controls over financial reporting, including taking the following actions:
•Developing and implementing additional policies and procedures to enhance the reliability of our financial reporting across various functions, including information technology.
•Engaging with third party specialists, as required, for complex accounting matters.
•Recruiting additional qualified personnel with relevant experience in IFRS accounting and reporting.
We believe, despite the identified material weakness explained above, these steps have enhanced the quality of our internal controls and procedures and reliability of our financial reporting as of December 31, 2023.
Other than the actions described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that John Le Poidevin is an “audit committee financial expert” as defined by the SEC and that he is independent within the meaning of the rules of the NYSE. For details of John Le Poidevin's experience see Item 6A. (Directors, Senior Management and Employees).

ITEM 16B.	CODE OF ETHICS
The Super Group Board has adopted a Code of Conduct, a copy of which is available on Super Group’s EDGAR profile at www.sec.gov, and is available on our website at https://sghc.com. The Code of Conduct applies to all of our directors, officers, employees, consultants and other staff, and is intended to meet the definition of “Code of Ethics” under Item 16B of Form 20-F. The reference to Super Group’s website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained BDO LLP to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by BDO for the fiscal years ended December 31, 2023 and 2022.

	Year ended December 31, 2023	Year ended December 31, 2022
Audit Fees	€7,326,787	€9,745,411
Audit-Related Fees	€55,895	€65,995
Tax Fees	€63,202	€299,178
Total Fees	€7,445,884	€10,110,584
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
The Super Group audit committee pre-approves all audit service provided to our company by BDO. Where any non-audit services are proposed to be provided by BDO the audit committee give full consideration to the financial and other implications on the independence of BDO arising from the proposed non-audit services and any such services will then require the prior approval of the audit committee. All fees described in this Item 16C above were pre-approved by the audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On January 11, 2023 the Board authorized the repurchase of up to $25 million of ordinary shares through December 31, 2023 ("2023 Repurchase Plan"). A total of 775,501 shares were repurchased for total proceeds of €2.6 million during the year ended December 31, 2023, as set forth in the table below. The authority for the 2023 Repurchase Plan has expired.

Period	Total number of ordinary shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares that may yet be purchased under the plans or programs
January 2023	46,054	$3.09	46,054	$24,857,694
February 2023	68,751	$3.70	68,751	$24,603,000
August 2023	600,989	$3.65	600,989	$22,409,700
September 2023	59,707	$3.86	59,707	$22,179,200

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by NYSE for U.S. companies. We are relying on an exemption for foreign private issuers to the NYSE listing standards requiring a compensation committee and a nominating committee to be composed entirely of independent directors. Other than as described in this Item 16G, we believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
Not applicable.

ITEM 16K.	CYBERSECURITY
Risk management and strategy
We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and critical data, including intellectual property and confidential information that is proprietary, strategic or competitive in nature (“Information Systems and Data”).
Oversight of our cybersecurity posture is led by our Chief Commercial Officer (“CCO”), leveraging the expertise of our operational information security team which helps identify, assess and manage our cybersecurity threats and risks, including through the use of a risk register. This team identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods, including, for example, manual and automated tools in certain environments and systems; subscribing to reports and services that identify certain cybersecurity threats; analyzing reports of certain cybersecurity threats; evaluating our risk profile and certain threats reported to us; and conducting internal audits and threat assessments for certain environments and systems.
Depending on the environment and system, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: an incident response policy; a vulnerability management policy; disaster recovery and business continuity plans; encryption of certain data; network security controls for certain environments and systems; data segregation of certain data; access controls for certain environments and systems; physical security; asset management; monitoring of certain systems; and employee cybersecurity training.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, cybersecurity risk is addressed as a component of our enterprise risk management program and identified in the risk register. In addition, our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports certain threats to the Risk Committee of the board of directors, which evaluates our overall enterprise risk.
We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, professional services firms, cybersecurity software providers, penetration testing firms, and dark web monitoring services.
We use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies, and supply chain resources. We have a vendor management program to manage cybersecurity risks associated with our use of certain of these providers. The program includes risk assessments for certain providers, review of security questionnaires and written security programs for certain providers, conducting audits of certain providers, and conducting security assessment calls with certain provider’s security personnel, and we define cybersecurity requirements through our contracting processes with certain providers. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider.
For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see risk factors under Item 3.D. Risk Factors, including “Our information technology and infrastructure and those of third parties upon which we rely, and our data, may be vulnerable to attacks by unauthorized third parties or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information or data stored there could be accessed, publicly disclosed, lost, deleted, encrypted or stolen, which could result in legal claims or proceedings (including class action), liability under laws that protect the privacy of personal data, regulatory penalties, disruption of our operations and the services we provide to customers, damage to our reputation, and a loss of confidence in our products and offerings, which could adversely affect our business.”

Governance
Our board of directors addresses our cybersecurity risk management as part of its general oversight function. The board of directors’ Risk Committee is responsible for overseeing our cybersecurity risk management processes, including oversight of mitigation of risks from our cybersecurity threats.
Our cybersecurity risk assessment process is implemented and maintained by our CCO and other members of management, including our Chief Financial Officer (“CFO”), a designated Chief Technology Officer (“CTO”), our General Counsel and our Group Data Protection Officer, with operational support from, amongst others, our Head of Information Technology and Head of Information Security, who together have a combined total of forty-five years’ experience within the information technology and security industries.
Our CCO is responsible for ensuring the hiring of appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, helping prepare the us for cybersecurity incidents, approving our cybersecurity processes, reviewing security assessments and other security-related reports relating to us, and reporting on relevant cybersecurity threats and risks to our Head of Group Risk. Our CFO is responsible for approving our cybersecurity-related budgets.
Our incident response and vulnerability management policies are designed to escalate certain cybersecurity incidents to the SGHC Cyber Incident Forum, comprised of our CCO, CFO, CTO, our General Counsel and our Group Data Protection Officer, which oversees the mitigation and remediation of cybersecurity incidents of which they are notified. In addition, our cyber incident reporting policies include reporting to the Risk Committee of the board of directors for certain cybersecurity incidents. Each operating subsidiary has processes in place to report significant cybersecurity events to us.
The Risk Committee receives periodic reports from the Head of Group Risk, concerning our potential significant cybersecurity threats and risk and the processes we have implemented to address them. The Risk Committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

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

4.3	SGHC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.15 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).#

4.4	SGHC 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.17 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).#

8.1	List of Subsidiaries of Super Group (SGHC) Limited.*

12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of BDO LLP, independent registered public accounting firm.*

97.1	Super Group (SGHC) Limited Incentive Compensation Recoupment Policy.*

101.INS	Inline XBRL Instance Document.*

Exhibit No.	Description
101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

#	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.
+	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SUPER GROUP (SGHC) LIMITED
April 25, 2024
	By:	/s/ Neal Menashe
		Name:	Neal Menashe
		Title:	Chief Executive Officer and Director

Super Group (SGHC) Limited
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Super Group (SGHC) Limited
St Peters Port, Guernsey

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Super Group (SGHC) Limited (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated April 25, 2024 expressed an adverse opinion thereon.
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
Goodwill impairment assessment
As described in Notes 2 and 11 to the consolidated financial statements, the Company’s goodwill balance was €94.9 million as of December 31, 2023, which was allocated between four cash generating units, Betway, Spin, Jumpman and DGC, that carried goodwill.
The Company performed its annual quantitative goodwill impairment assessment for each of the cash generating units as of November 30, 2023. As a result of this analysis, the Company determined that the value in use of the Betway, Spin and Jumpman generating units exceeded their carrying values, while the value in use of the DGC cash generating unit was less than its carrying value, and recorded an impairment charge of €35.9 million, which represented the difference between the assessed value in use and carrying value thereof.

We identified the evaluation of goodwill for impairment of the DGC cash generating unit as a critical audit matter. The determination of the recoverable amount of the DGC cash generating unit required management to determine significant assumptions over the company specific risk premium (CSRP) applied in the discount rate and its correlation to the inherent uncertainty in the underlying cash flow forecasts. Auditing this element involved a high degree of auditor judgment due to the nature and extent of audit effort, including the extent of specialized skill or knowledge needed.
The primary procedures we performed to address this critical audit matter included:
•Testing the completeness, accuracy, and reliability of underlying data used in the valuation model, including the mathematical accuracy of the analysis.
•Evaluating the reasonableness of certain assumptions used in the Company’s impairment assessment, including CSRP and revenue multiples when compared to other entities in the market.
•Utilizing personnel with specialized knowledge and skill in valuations to assist in assessing the appropriateness of the CSRP applied to the discount rate used in the cash flows.

/s/ BDO LLP

BDO LLP
We have served as the Company's auditor since 2013.
London, United Kingdom
April 25, 2024

Super Group (SGHC) Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the years ended December 31, 2023, 2022 and 2021
(€ '000s, except for shares and earnings per share)

	Note	2023	2022	2021
Revenue	5	1,436,117	1,292,210	1,320,658
Direct and marketing expenses	6	(1,136,870)	(979,300)	(896,494)
General and administrative expenses	6	(148,153)	(144,084)	(142,752)
Depreciation and amortization expense	6	(82,189)	(66,729)	(83,560)
Impairment of goodwill	11	(35,949)	—	—
Other operating income		6,071	5,491	8,042
Finance income		8,912	2,222	1,312
Finance expense		(2,726)	(1,345)	(6,370)
Gain on derivative contracts	19	—	4,148	15,830
Change in fair value of options	19	(28,642)	6,292	—
Transaction fees	23.1	—	(22,969)	(7,107)
Share listing expense	23.1	—	(126,252)	—
Change in fair value of warrant liability	23.2	—	34,518	—
Change in fair value of earnout liability	23.3	—	237,354	—
Foreign exchange on revaluation of warrants and earnout liabilities	23.2, 23.3	—	(25,047)	—
Gain on bargain purchase	4	209	—	16,349
Profit before taxation		16,780	216,509	225,908
Income tax (expense) / benefit	8	(25,386)	(34,240)	9,970
(Loss) / Profit for the year		(8,606)	182,269	235,878

(Loss) / Profit for the year attributable to:
Owners of the parent		(10,551)	181,439	235,878
Non-controlling interest		1,945	830	—
		(8,606)	182,269	235,878
Other comprehensive loss items that may be reclassified subsequently to profit or loss
Foreign currency translation		(631)	(3,915)	(816)
Change in fair value of investment in non-listed equity		(784)	—	—
Other comprehensive loss for the year		(1,415)	(3,915)	(816)
Total comprehensive (loss) / income for the year		(10,021)	178,354	235,062

Total comprehensive (loss) / income for the year attributable to:
Owners of the parent		(11,966)	177,524	235,062
Non-controlling interest		1,945	830	—
		(10,021)	178,354	235,062

Weighted average shares outstanding, basic	9	498,243,792	490,017,400	472,171,426
Weighted average shares outstanding, diluted	9	498,243,792	490,035,080	472,171,426

(Loss) / Earnings per share, basic (cents)	9	(2.12)	37.03	49.96
(Loss) / Earnings per share, diluted (cents)	9	(2.12)	37.03	49.96
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Financial Position
as at December 31, 2023 and 2022

	Note	2023 € '000s	2022 € '000s
ASSETS
Non‐current assets
Intangible assets	10	193,395	164,676
Goodwill	10	94,915	61,553
Property, plant and equipment	12	17,406	14,031
Right-of-use assets	13	24,866	14,165
Deferred tax assets	8	36,703	23,294
Regulatory deposits		11,951	11,809
Loans receivable	14	89,090	25,524
Investments in non-listed equity		174	1,781
		468,500	316,833
Current assets
Trade and other receivables	15	154,615	116,800
Income tax receivables		12,535	40,349
Restricted cash	16	38,287	148,240
Cash and cash equivalents	17	241,923	254,778
Loans receivable	14	6,719	—
Assets held for sale	18	38,292	—
		492,371	560,167
TOTAL ASSETS		960,871	877,000

Non-Current liabilities
Lease liabilities	13	23,919	10,308
Deferred tax liability	8	4,684	8,707
Derivative financial instruments	19	2,056	15,129
Deferred and contingent consideration	4	322	—
		30,981	34,144
Current liabilities
Lease liabilities	13	5,226	6,951
Deferred and contingent consideration	4	2,392	—
Interest-bearing loans and borrowings		87	1,203
Trade and other payables	20	195,392	155,304
Customer liabilities	19	67,592	50,246
Provisions	21	44,826	43,745
Income tax payables		25,840	50,761
Derivative liability associated with assets held for sale	19	42,600	—
Liabilities associated with assets held for sale	18	7,140	—
		391,095	308,210
TOTAL LIABILITIES		422,076	342,354
EQUITY
Issued capital	22.1	289,753	289,753
Treasury shares	22.2	(2,632)	—
Accumulated other comprehensive deficit	22.3	(7,424)	(6,009)
Retained profit		240,618	234,333
Equity attributable to owners of the parent		520,315	518,077
Non-Controlling Interest		18,480	16,569
EQUITY		538,795	534,646
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		960,871	877,000
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Changes in Equity
for the years ended December 31, 2023, 2022 and 2021

	Note	Issued capital € '000s	Treasury shares € '000s	Accumulated other comprehensive deficit € '000s	Earnout reserve € '000s	Retained profit / (Accumulated deficit) € '000s	Equity attributable to owners of the parent € '000s	Non-Controlling Interest € '000s	Total equity € '000s
Equity as at December 31, 2020		61,222	—	(1,278)	—	10,930	70,874	—	70,874
Profit for the year		—	—	—	—	235,878	235,878	—	235,878
Other comprehensive loss for the year		—	—	(816)	—	—	(816)	—	(816)
Total comprehensive income		—	—	(816)	—	235,878	235,062	—	235,062
Issue of share capital	22.1	16,222	—	—	—	—	16,222	—	16,222
Shares issued to extinguish loans	22.1	202,625	—	—	—	—	202,625	—	202,625
Shares repurchased	22.1	(10,731)	—	—	—	—	(10,731)	—	(10,731)
Total transactions with owners		208,116	—	—	—	—	208,116	—	208,116
Equity as at December 31, 2021		269,338	—	(2,094)	—	246,808	514,052	—	514,052

Equity as at December 31, 2021		269,338	—	(2,094)	—	246,808	514,052	—	514,052
Profit for the year		—	—	—	—	181,439	181,439	830	182,269
Other comprehensive loss for the year		—	—	(3,915)	—	—	(3,915)	—	(3,915)
Total comprehensive income		—	—	(3,915)	—	181,439	177,524	830	178,354
Capital reorganization		—	—	—	—	(1,427)	(1,427)	—	(1,427)
Issue of share capital, net of transaction costs	23.1	226,349	—	—	—	—	226,349	—	226,349
Shares repurchased	23.1	(222,345)	—	—	—	—	(222,345)	—	(222,345)
Acquisition of new business	4	—	—	—	—	—	—	17,127	17,127
Dividends paid to non-controlling interest		—	—	—	—	—	—	(1,388)	(1,388)
RSU expense	24	—	—	—	—	24,261	24,261	—	24,261
Initial recognition of earnout liability	23.3	—	—	—	(249,955)	—	(249,955)	—	(249,955)
Derecognition of private warrants	23.2	—	—	—	—	746	746	—	746
Shares issued in exchange for public warrants	23.2	16,411	—	—	—	—	16,411	—	16,411
Derecognition of earnout liability	23.3	—	—	—	249,955	(217,494)	32,461	—	32,461
Total transactions with owners		20,415	—	—	—	(193,914)	(173,499)	15,739	(157,760)
Equity as at December 31, 2022		289,753	—	(6,009)	—	234,333	518,077	16,569	534,646

Equity as at December 31, 2022		289,753	—	(6,009)	—	234,333	518,077	16,569	534,646
(Loss) / Profit for the year		—	—	—	—	(10,551)	(10,551)	1,945	(8,606)
Other comprehensive loss for the year		—	—	(1,415)	—	—	(1,415)	—	(1,415)
Total comprehensive (loss) / income		—	—	(1,415)	—	(10,551)	(11,966)	1,945	(10,021)
Shares repurchased	22.2	—	(2,632)	—	—	—	(2,632)	—	(2,632)
RSU expense	24	—	—	—	—	16,836	16,836	—	16,836
Issue of share capital, net of transaction costs		—	—	—	—	—	—	1	1
Dividends paid to non-controlling interest		—	—	—	—	—	—	(35)	(35)
Total transactions with owners		—	(2,632)	—	—	16,836	14,204	(34)	14,170
Equity as at December 31, 2023		289,753	(2,632)	(7,424)	—	240,618	520,315	18,480	538,795
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Cash Flows
for the years ended December 31, 2023, 2022 and 2021

	Note	2023 € '000s	2022 € '000s	2021 € '000s
Cash flows from operating activities
(Loss) / Profit for the year		(8,606)	182,269	235,878
Add back:
Income tax expense / (benefit)	8	25,386	34,240	(9,970)
Write off of goodwill	10	—	278	—
Impairment of goodwill	11	35,949	—	—
Loss on disposal of assets		4,564	2,383	2,184
Loss on disposal of investment in non-listed equity		936	—	—
Change in fair value of warrant liability	23.2	—	(34,518)	—
Change in fair value of earnout liability	23.3	—	(237,354)	—
Change in fair value of options	19	28,642	(6,292)	—
Gain on derivative contracts	19	—	(4,148)	(15,830)
Other impairment losses	10	344	—	—
Foreign exchange on revaluation of warrants and earnout liabilities	23.2, 23.3	—	25,047	—
Share listing expense	23.1	—	126,252	—
RSU expense	24	16,836	24,261	—
Depreciation and amortization expense	6	82,189	66,729	83,560
Provision for write-offs of trade and other receivables	15	12,398	8,618	2,608
Waiver of loans	25	2	1,335	(2,339)
Gain on bargain purchase	4	(209)	—	(16,349)
(Decrease) / increase in provisions	21	1,081	(3,935)	3,425
Finance income		(8,912)	(2,222)	(1,312)
Finance expense		2,646	1,050	5,861
Net foreign currency losses		10,670	2,910	101
Changes in working capital:
Decrease / (increase) in trade and other receivables		(39,024)	47,050	(19,192)
(Decrease) / increase in trade and other payables		8,527	(27,742)	(36,970)
(Decrease) / increase in customer liabilities		14,769	(4,170)	6,251
Change in restricted cash		(12,030)	(7,084)	(7,336)
Settlement of provisions		—	—	(706)
Cash from operating activities		176,158	194,957	229,864
Withholding taxes paid on subsidiaries dividends	8	(223)	(5,611)	(761)
Corporation tax rebates/refunds received		30,868	1,846	12,718
Corporation tax paid		(73,954)	(24,356)	(31,968)
Net cash flows from operating activities		132,849	166,836	209,853

Super Group (SGHC) Limited
Consolidated Statements of Cash Flows (continued)
for the years ended December 31, 2023, 2022 and 2021

	Note	2023 € '000s	2022 € '000s	2021 € '000s
Cash flows from investing activities
Cash received in interest		5,154	1,700	981
Acquisition of intangible assets		(44,446)	(21,229)	(23,606)
Acquisition of property, plant and equipment		(9,106)	(6,311)	(3,147)
Acquisition of businesses, net of cash acquired	4	(10,269)	7,282	19,813
Cash used in financial assets		—	(95)	(1,686)
Extension of restricted cash guarantee	16	(18,604)	(79,293)	(40,795)
Release of restricted cash guarantee	16	138,499	—	—
Issuance of loans receivable		(70,913)	(22,022)	(570)
Issuance of related party loans receivable		—	—	(640)
Receipts from loans receivable		4,814	8,528	34,337
Settled derivative contracts	25	—	17,132	2,846
Cash used in regulatory deposits		(142)	(2,215)	(5,693)
Net cash flows used in investing activities		(5,013)	(96,523)	(18,160)

Cash flows from financing activities
Shares repurchased	22.2, 23.1	(2,632)	(224,322)	(10,731)
Proceeds from shares issued	23.1	—	170,632	3,072
Cash paid for deferred consideration	25	—	(13,200)	(4,050)
Dividends paid to non-controlling interests		(35)	(1,388)	—
Proceeds from interest-bearing loans and borrowings	25	18,594	—	—
Repayment of interest-bearing loans and borrowings	25	(139,436)	(26,679)	(24,641)
Repayment of lease liabilities - interest	13	(1,844)	(1,196)	(532)
Repayment of lease liabilities - principal	13	(5,811)	(7,026)	(2,881)
Net cash flows used in financing activities		(131,164)	(103,179)	(39,763)

(Decrease) / increase in cash and cash equivalents		(3,328)	(32,866)	151,930
Cash and cash equivalents at beginning of the year		254,778	293,798	138,540
Effects of exchange rate fluctuations on cash held		(9,527)	(6,154)	3,328
Cash and cash equivalents at end of the year		241,923	254,778	293,798
Investing and financing transactions that do not require the use of cash and cash equivalents were not included in the Consolidated Statements of Cash Flows. Refer to notes 23 and 25 for additional information about these transactions.
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
The consolidated financial statements of the Group for the year ended December 31, 2023 were authorized for issue in accordance with a resolution of the Board of Directors on April 25, 2024.
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
Super Group could not be considered a separate entity acting in its own right, and the economic substance of its incorporation and the holding of SGHC shares constitutes a reorganization of the Group for the sole purpose of the public listing. As such, Super Group did not meet the definition of a business under IFRS 3 and therefore the transaction was accounted for as a capital reorganization. Under a capital reorganization, the consolidated financial statements of Super Group reflect the pre-combination book values. Consequently, management has concluded that Super Group should recognize in its consolidated financial statements the net assets of SGHC and subsidiaries as per their preceding carrying amounts, and that comparatives should be re-presented, as the consolidated financial statements of Super Group are a continuation of those of SGHC. The opening retained earnings of Super Group has been reflected in the Consolidated Statement of Changes in Equity as of the date of common control, which is determined to be January 27, 2022. Therefore, the consolidated financial information as of and for the year December 31, 2021 represent consolidated financial information of SGHC only.

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
These consolidated financial statements are presented in Euros being the currency of the primary economic environment in which the Company operates. Foreign operations are included in accordance with the policies set out in note 2.12.
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
Management continues to monitor the impact of various geopolitical, regulatory and macroeconomic events, including the elevated levels of global inflation, recessionary risks and the ongoing wars in Ukraine and Gaza.
Despite these challenges, management is satisfied that the Group has sufficient resources available to continue in operational existence for the foreseeable future after having reviewed in detail the current trading position, forecasts, and prospects of the Group, and the terms of the trade in operation with customers and suppliers. Management have prepared cash flow forecasts that model the impact of the aforementioned events and concluded that the Group has the ability to manage its committed expenditure to ensure that it has sufficient working capital to continue to meet its obligations as they fall due.
The Group has recognized net loss of €8.6 million for the year ended December 31, 2023 (2022: net profit of €182.3 million), (2021: net profit of €235.9 million) and generated cash flows from operations for the year ended December 31, 2023 of €132.8 million (2022: €166.8 million) (2021: €209.9 million). As of December 31, 2023 current assets exceeded current liabilities by €101.3 million (2022: €252.0 million). The Group is in a retained profit position as at December 31, 2023.
Based on these factors, management has a reasonable expectation that the Group has and will have adequate resources to continue in operational existence for a period of at least one year from the date of issuance of these financial statements, April 25, 2024, and therefore have prepared the consolidated financial statements on a going concern basis.

2.2	Recent accounting pronouncements
The following amendments became effective in 2023, but did not have a material impact on the consolidated financial statements of the Group:
•Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies (effective date January 1, 2023);
•Amendments to IAS 8: Definition of Accounting Estimates (effective date January 1, 2023);
•Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective date January 1, 2023);
•IFRS 17 Insurance Contracts (effective date January 1, 2023).

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.2	Recent accounting pronouncements (continued)
Pillar Two legislation
IAS 12 was amended to add a temporary exception to recognizing and disclosing information about deferred tax assets and liabilities that are related to tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (the “Pillar Two legislation”). The amendments require that entities shall apply the amendments immediately upon issuance. The amendments also require that entities shall disclose separately its current tax expense/ income related to Pillar Two income taxes, and the qualitative and quantitative information about its exposure to Pillar Two income taxes in periods in which the Pillar Two legislation is enacted or substantially enacted but not yet in effect in annual reporting periods beginning on or after January 1, 2023.
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions the Group operates in, and the Group has applied the temporary exception for said jurisdictions.
The Pillar Two legislation will be effective in certain jurisdictions for the Group’s financial year beginning January 1, 2024 , with certain other jurisdictions expected to introduce the rules with effect from January 1, 2025 (or later). The Group is in the process of assessing the potential exposure arising from Pillar Two legislation.
Guernsey has committed to implementing both an “Income Inclusion Rule” and a domestic minimum tax to provide for a 15% effective tax rate for large multinationals that will apply from January 1, 2025 and, based on the assessment carried out so far, the Group has identified potential exposure to Pillar Two income taxes on profits earned in Guernsey and Malta, where the expected Pillar Two effective tax rate is likely to be lower than 15%.
Quantitative information to accurately assess exposure to Pillar Two Top-up Tax is currently not known or cannot be reasonably estimated. Exposure may also exist in other jurisdictions, albeit to a lesser extent than for Guernsey and Malta. The Group continues to progress on the assessment and expects to complete the assessment during 2024.
Standards issued not yet applied
The following IFRSs have been issued but have not been applied in these consolidated financial statements. Their adoption is not expected to have a material effect on the Group’s consolidated financial statements.
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current (effective date January 1, 2024);
•Amendments to IFRS 16: Lease Liability in a Sale and Leaseback (effective date January 1, 2024);
•Amendments to IAS 7 and IFRS 7: Disclosures: Supplier Finance Arrangements (effective date January 1, 2024); and
•Amendments to IAS 21: Lack of exchangeability (effective date January 1, 2025).

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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any residual gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2	Accounting policies (continued)

2.4	Revenue recognition
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
Brand licensing agreements allow the contracting partner to use the Group brands for the life of the contract in exchange for a fee which is billed and paid monthly. The agreements have the same pattern of transfer with the customer simultaneously receiving and consuming the benefits provided. The revenue recognized by the Group on brand licensing agreements is thus allocated evenly on a monthly basis over the life of the contract in line with the delivery of the services and benefits.
Change in presentation - Fixed odds contingencies revenue
During the year ended December 31, 2023, the Group has changed the presentation of its disaggregated revenue by product line with respect to the classification of revenue generated from fixed odds contingencies, which has been aggregated and disclosed together with online casino revenue in note 5 as opposed to sports betting as previously presented. Fixed odds contingencies are casino style games in respect of which the odds are agreed at the time of the bet and accepted under the sports licenses in certain jurisdictions. The change in presentation aims to align the financial statements disclosures with the way the Group manages its portfolio and product offering.
This change had no impact on the Group’s total revenue, profit before taxation, financial position, statement of changes in equity or cash flows for any periods presented. The change was effective for the year ended December 31, 2023 and has been applied retrospectively for comparative purposes as follows:

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.4	Revenue recognition (continued)
For the year ended December 31, 2022:

	Online casino € '000s	Sports betting € '000s
As presented in the current year	875,878	376,521
As presented in the previous year	814,294	438,105
Fixed odds contingencies revenue	61,584	(61,584)
For the year ended December 31, 2021:

	Online casino € '000s	Sports betting € '000s
As presented in the current year	890,217	355,690
As presented in the previous year	858,725	387,182
Fixed odds contingencies revenue	31,492	(31,492)

2.5	Intangible assets
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
Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken at least annually. Goodwill was tested for impairment on November 30, 2023. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.
Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units (‘CGUs’). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill. The current year assessment resulted in an impairment loss relating to the DGC CGU of €35.9 million. Additional disclosures are provided in note 11.
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
Amortization
Amortization is provided at rates calculated to write off the valuation of each asset over its expected useful life, as follows:

Intangible Asset	Useful economic life
Customer databases	2-5 years diminishing balance method
Brands	Assessed separately for each asset, with lives ranging up to 20 years
Marketing and data analytics know-how	4-5 years straight-line
Licenses	1-10 years straight-line
Exclusive license rights	3 years straight-line
Acquired technology	2-10 years straight-line
Internally-generated software development costs	2-10 years straight-line
The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.6	Research and development costs
Research and development costs that are not eligible for capitalization have been expensed in the year incurred totaling €15.8 million for the year ended December 31, 2023 (2022: €17.7 million) (2021: €16.5 million). These expenses are included in the ‘Direct and Marketing expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

2.7	Property plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.

Property plant and equipment	Useful economic life
Leasehold property improvements	Over the life of the lease or the useful life of the asset, whichever is shorter
Furniture and fittings	3-6 years straight-line
Office equipment	3-10 years straight-line
Computer hardware and software	2-5 years straight-line
The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the net carrying amount of the asset and is recorded as income or expense in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

2.8	Assets held for sale and associated liabilities
The Group classifies non-current assets as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use as required by IFRS 5. Non-current assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense. Liabilities that are directly associated with assets held for sale are presented separately as a current item in the Consolidated Statement of Financial Position.
The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.
Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. During 2023, the DGC B2B division was reclassified as a non-current asset held for sale. Additional disclosures are provided in note 18.

2.9	Taxes
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.9	Taxes (continued)
Deferred tax
Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Deferred tax liabilities are recognized for all taxable temporary differences, except:
•When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and does not give rise to equal taxable and deductible temporary differences; and
•in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:
•When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit not taxable profit or loss, and does not give rise to equal taxable and deductible temporary differences; and
•in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.10	Financial instruments
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
•loans receivable;
•regulatory deposits which are amounts held by the regulators or ring fenced as a result of regulatory requirements in the various jurisdictions in which the Group operates; and
•restricted cash balances.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.10	Financial instruments (continued)
Financial assets at amortized cost (continued)
Cash and short-term deposits in the Consolidated Statement of Financial Position comprise cash at banks, cash in transit and processor bank balances, that are readily convertible to a known amount of cash within 90 days and subject to an insignificant risk of changes in value.
Restricted cash represents cash held at banks by the Group, but which is used as security for specific arrangements. Restricted cash is comprised mostly of cash held on the Consolidated Statement of Financial Position in designated client fund accounts to cover monies owed to customers, as per the terms of the various licensed jurisdictions, and financial guarantees - refer to note 16 for further details. Restricted cash balances are classified as other financial assets held at amortized cost and further classified as current or non-current depending on when the restriction first ends.
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
The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the ECL, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are calculated based on past default experience, credit risk of receivables and an assessment of the future economic environment. The ECL is calculated with reference to the aging and risk profile of the balance.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.10	Financial instruments (continued)
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
All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities are referenced in notes 19 and 25.
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.10	Financial instruments (continued)
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
Amounts received from customers on sportsbook events that have not occurred by the Consolidated Statement of Financial Position date are derivative financial instruments and are financial liabilities at fair value through profit or loss. The resulting gains and losses from bets are included in revenue.
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
As all the earnout shares were held by Pre-Closing Holders, management concluded that the derecognition of the liability represents a transaction with owners and derecognized the liability with an offsetting entry made to earnout reserve in the Consolidated Statement of Changes in Equity. The remaining balance was then reclassified from earnout reserve into retained profit in the Consolidated Statement of Changes in Equity. Refer to note 23.3 for further information.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.10	Financial instruments (continued)
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
The fair value of the public warrants up to their extinguishment was determined using their quoted market price and their derecognition was accounted for based on the fair value of Super Group's shares exchanged during the Offer and Consent Solicitation (the "Offer"), which is described in note 23.2. The fair value of the shares issued in exchange of the public warrants was recognized in the ‘shares issued in exchange for public warrants’ line as an issued capital increase in the Consolidated Statement of Changes in Equity and the difference between the fair value of the shares issued and the fair value of the public warrant liability was recognized in the ‘change in fair value of warrant liability’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
The fair value of the private warrants up to their extinguishment was determined using a Black Scholes model and their derecognition represented a transaction with owners and was recognized in retained profit in the Consolidated Statement of Changes in Equity.

2.11	Fair value measurements
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
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.12	Foreign currencies
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

2.14	Treasury shares
Super Group's shares that were reacquired as part of the Share Repurchase Program were recognized at cost and deducted from equity within the Treasury Stock account. No gain or loss was recognized in profit or loss on the purchase, sale, issue or cancellation of the reacquired shares.

2.15	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. For further details refer to note 21.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.16	Business combinations
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

2.17	Earnings per share
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

2.18	Leases
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.18	Leases (continued)
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
Short-term leases and leases of low value assets
The Group has elected to adopt the practical expedient and not recognize right-of-use assets and lease liabilities for leases that are short-term and assets that are of low value. The rent expense of €3.1 million (2022: €0.6 million) (2021: €1.2 million) in relation to these leases are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income on a straight line basis over the lease term.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.19	Restricted Stock Units (“RSU”) Awards
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
Although these estimates and judgements made by the Company’s management were based on the best information available at December 31, 2023, it is possible that events which might take place in the future would require their adjustment in future periods.
Included below are the areas that management believes require estimates, judgments and assumptions which have the most significant effect on the amounts recognized in the financial statements.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

3	Critical accounting estimates and judgments (continued)
3.1 Critical judgments
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
(b) Consolidation of DGC
The Group entered into a purchase agreement for the acquisition of DGC on April 7, 2021. The completion of the acquisition was conditioned upon written consent from a number of different gaming authorities in the USA and management considered that the Group was unable to exercise control over DGC before these consents were obtained. A closed period agreement was entered into on December 13, 2022 whereby even if the consents were received before January 1, 2023, the completion date of the agreement would not take place before January 1, 2023. These written consents were granted and the Group completed the DGC acquisition in January 2023. Therefore, the Group consolidated DGC from the January 2023 acquisition date, as described in note 4.
(c) Classification of DGC B2B division as held for sale
As discussed in note 18, the Group entered into an option agreement with Mahigaming LLC (“Mahi”), an entity nominated by Games Global, in which it granted a call option to Mahi to purchase DGC's B2B division, subject to Mahi having received all gaming approvals necessary for Mahi to acquire and operate the B2B division in accordance with the applicable gaming laws. The option was set to expire on June 30, 2024 was exercised in February 2024.
Significant judgment was exercised by management to determine whether Mahi would be able to obtain the gaming approvals before the option expiration date and the period in which those approvals would be obtained. After analyzing similar transactions and the stage of the then ongoing approval process for Mahi, management's assessment at December 31, 2023 was that the transaction would be completed before June 30, 2024. Therefore, the DGC B2B division was classified as held for sale as of December 31, 2023. Please see note 29 for further information.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

3	Critical accounting estimates and judgments (continued)
3.2 Critical accounting estimates
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
(b) Legal and regulatory
Given the nature of the legal and regulatory landscape of the industry, from time to time the Group has received notices, communications and legal actions from a small number of regulatory authorities and other parties in respect of its activities. The Group has taken advice as to the manner in which it should respond and the likely outcomes of such matters. For any material ongoing and potential regulatory reviews and legal claims against the Group, an assessment is performed to consider whether an obligation or possible obligation exists and to determine the probability of any potential outflow to determine whether a claim results in the recognition of a provision or disclosure of a contingent liability. Refer to note 21 for provisions raised on uncertain legal or regulatory matters and note 27 for disclosure around current contingencies.
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
The nature of the Group’s international operations can give rise to situations where customers can access to the Group’s websites from jurisdictions where the Group is not registered for indirect taxes, or where the indirect, gaming and or withholding tax treatment is uncertain. Where the Group considers that it is probable that indirect taxes or withholding taxes are payable to relevant tax authorities, provision is made for the Group’s best estimate of the tax payable, unless it cannot be reliably measured. The Group regularly reviews the judgements made in order to assess the need for provisions and disclosures in its financial statements. To the extent that the final outcome of such matters differs to management’s assessment at any reporting dates, such differences may impact the financial results or contingent liabilities disclosed in the year in which such determination is made. Further details can be found in notes 21 and 27 to the financial statements.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

3	Critical accounting estimates and judgments (continued)
3.3 Critical accounting estimates (continued)
(d) Fair value of acquired intangible assets
Intangible assets are recognized on business combinations if they are separable from the acquired entity or arise from other contractual or legal rights and are recorded initially at fair value. The amounts ascribed to such intangibles are arrived at by using appropriate valuation techniques. In applying these appropriate valuation techniques management makes estimates including estimates of future economic benefits, cash flows, and the appropriateness of discount rates or the estimated cost and time to create an equivalent intangible asset. Please refer to note 4 and note 10 where the respective acquired balances are included.
Key assumptions made in connection with measurement of intangible assets relating to the acquisitions in the current year and 2022 acquisitions noted in note 4 include:
•the discount rates of 10% (2022: between 11% and 13%);
•the royalty rates are not applicable in current year (2022: 2%);
•the estimated useful lives which range from 1 to 10 years (2022: between 4 and 10 years);
•the expected annual retention rates of existing customers for each of the next three to five (2022: four) years split by customer vintage; and
•estimated cash flows and projected financial information where management considers historical performance and industry assessments among other sources before further applying its own experience and knowledge of the industry in making judgments and estimates.
When accounting for the acquisition of DGC, management has applied the procedures above when apportioning the fair value of the acquired intangible assets and goodwill of DGC between its B2B and B2C divisions.
(e) Impairment of goodwill and other intangible assets
The Group is required to test, on an annual basis, whether intangible assets not yet in use and indefinite-life assets have suffered any impairment. The Group is required to test other intangibles if events or changes in circumstances indicate that their carrying amount may not be recoverable.
The recoverable amount is determined by comparing the carrying amount of the indefinite-lived asset with its recoverable amount. To determine the recoverable amount management performs a valuation analysis based on the higher of Value in Use ('VIU') and Fair Value Less Cost of Disposal (‘FVLCD’) in accordance with IAS 36, ‘Impairment of Assets.’ The use of these methods requires the estimation of future cash flows and the choice of a discount rate in order to calculate the present value of the cash flows. Such estimates are based on management’s experience of the business, but actual outcomes may vary. More details including carrying values are included in note 10.
(f) Useful lives of intangible assets
The Group acquired significant intangible assets in connection with acquisitions completed during the year ended December 31, 2023. Management has applied estimates in determining the useful lives for these acquired intangible assets using information regarding, among other things, details of the contractual terms, historical customer activity and attrition, forecasted cash flow information and market conditions and trends. The estimated useful lives are reviewed at the end of each reporting period to determine whether the useful lives are still appropriate. Any changes in the estimates are accounted for on a prospective basis.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations
Acquisitions in 2023
On April 7, 2021, the Group entered into an agreement to acquire 100% of the issued share capital of Digital Gaming Corporation Limited ("DGC"), a company holding an exclusive license to use the Betway brand in the United States of America ("USA"). DGC is an online sports betting and iGaming company with market access in up to thirteen USA states, nine of which are live today and, all utilizing the Betway brand, which it licenses from the Group on an exclusive basis. This acquisition enables the Group’s USA market entry, further enhancing its global footprint.
The purchase of DGC was conditioned upon written consent from a number of different gaming authorities in the USA that gaming approvals for certain relevant jurisdictions and certain market access agreements would not be terminated due to the purchase of DGC. A closed period agreement was entered into on December 13, 2022 whereby even if the consents were received before January 1, 2023, the completion date of the agreement would not take place before January 1, 2023. These written consents were granted and the Group completed the DGC acquisition on January 1, 2023 (which is considered to be the acquisition date).
The fair value of the consideration transferred for the acquisition of DGC was in the form of cash of €11.7 million, paid upon the transaction closing. The Group also assumed the loan facility extended by Standard Bank to DGC as part of the transaction (see note 16), which is included in the fair value of identifiable liabilities assumed. The loan facility was settled in full on June 30, 2023 and the related restrictions on Group's cash related to this facility were lifted upon settlement. Acquisition costs related to the transaction were immaterial. The acquisition has been accounted for as a business combination in accordance with IFRS 3.
On August 1, 2023, the Group acquired 75% of the outstanding shares of SportCC ApS ("SportCC"), a company which provides sports data and content services and entered into a put and call option arrangement to acquire the remaining 25% outstanding shares. Management concluded that the put and call option gives the Group present ownership over the remaining shares not immediately acquired by the Group and, as such, has not recognized non-controlling interest.
The fair value of the consideration transferred for the acquisition of SportCC was in the form of cash of €6.8 million, contingent consideration of €0.6 million and the fair value of the put and call option over the remaining 25% of outstanding shares of €2.1 million. Acquisition costs related to the transaction were immaterial. The acquisition will be accounted for as a business combination in accordance with IFRS 3.
On November 1, 2023, the Group acquired 100% of the outstanding shares of 15 Marketing Limited ("15 Marketing"), a company that provides marketing services. The fair value of the consideration transferred for the acquisition of 15 Marketing was in the form of deferred consideration of €2.1 million. Acquisition costs related to the transaction were immaterial. The acquisition will be accounted for as a business combination in accordance with IFRS 3.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations (continued)
The fair values of the identifiable assets and liabilities assumed as at the dates of acquisition were:

	Note	Digital Gaming Corporation Limited as at January 1, 2023 € '000s	SportCC ApS as at August 1, 2023 € '000s	15 Marketing Limited as at November 1, 2023 € '000s	Total € '000s
Assets
Property, plant and equipment	12	4,113	—	698	4,811
Customer databases	10	5,733	—	—	5,733
Licenses	10	32,574	—	—	32,574
Acquired technology	10	21,546	—	—	21,546
Income tax receivables		—	—	88	88
Right-of-use assets	13	2,117	—	2,078	4,195
Deferred tax assets		263	—	—	263
Trade and other receivables		11,572	402	4,300	16,274
Cash and cash equivalents		7,701	211	366	8,278
		85,619	613	7,530	93,762
Liabilities
Lease liabilities	13	(2,227)	—	(2,140)	(4,367)
Interest-bearing loans and borrowings		(120,989)	(3)	—	(120,992)
Trade and other payables		(23,503)	(374)	(2,969)	(26,846)
Customer liabilities		(2,577)	—	—	(2,577)
Deferred tax liabilities		(17)	—	(127)	(144)
Income tax payables		(3,475)	(7)	—	(3,482)
		(152,788)	(384)	(5,236)	(158,408)

Net identifiable assets (liabilities) acquired		(67,169)	229	2,294	(64,646)
Goodwill	10	78,872	9,303	—	88,175
Bargain purchase arising on acquisition		—	—	(209)	(209)
Purchase consideration		11,703	9,532	2,085	23,320

DGC has accumulated unused tax losses that can be deducted from future taxable profits. Given the uncertainty regarding DGC’s future profitability in the foreseeable future, a deferred tax asset for DGC’s unused tax losses was recognized only to the extent of the deferred tax liability recognized for the taxable temporary differences related to the identifiable intangible assets acquired in the business combination. Recognized deferred tax asset and deferred tax liability correspond to €16.9 million and were offset in the calculation of goodwill above. Unrecognized deferred tax assets related to the remainder of DGC’s unused tax losses amounted to €4.6 million at acquisition date.
The fair value of the trade receivables is the same as the gross amount of trade receivables, and it is expected that the full contractual amounts can be collected.
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
Goodwill arising on the acquisition comprise the value of expected synergies arising from the acquisition. The goodwill recognized on the acquisition of DGC of €78.9 million has been allocated to a separate DGC CGU, while the goodwill recognized on the acquisition of SportCC ApS of €9.3 million has been allocated to the Betway CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.
DGC was acquired at the beginning of the reporting period, thus the full revenue and profit before taxation have been included in the Group figures presented.
DGC contributed the following to revenue and profit before tax of the Group during the year ended December 31, 2023:

€ ‘000s
Revenue	29,938
Loss before taxation	(66,281)

15 Marketing Limited and SportCC ApS did not materially contribute to revenue and profit before taxation from their respective dates of acquisition.
Had SportCC ApS and 15 Marketing Limited been acquired at the beginning of the reporting period, the revenue and profit before taxation would not have been materially different.
Purchase consideration
The following table summarizes the acquisition date preliminary fair value of each major class of consideration transferred:

	Cash paid € '000s	Fair value of option € '000s	Deferred and contingent consideration € '000s	Total consideration transferred € '000s
Digital Gaming Corporation Limited	11,703	—	—	11,703
SportCC ApS	6,844	2,059	629	9,532
15 Marketing Limited	—	—	2,085	2,085
	18,547	2,059	2,714	23,320

The following table summarizes the net cash flows on acquisition:

	Cash paid € '000s	Net cash acquired with the subsidiaries € '000s	Net cash flow on acquisition € '000s
Digital Gaming Corporation Limited	(11,703)	7,701	(4,002)
SportCC ApS	(6,844)	211	(6,633)
15 Marketing Limited	—	366	366
	(18,547)	8,278	(10,269)

The acquisition accounting for SportCC and 15 Marketing remains provisional for one year from the acquisition date and may change if new information is obtained relating to the conditions that existed at the acquisition date.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations (continued)
Acquisitions in 2022
On April 16, 2021 SGHC entered into a call option to purchase 100% of the shares of Verno, exercisable during the period from April 16, 2021 to December 31, 2023, subject to certain conditions. On June 30, 2021, an amendment changed the exercise period to the interval between June 30, 2023 and December 21, 2023. Following the completion of a regulatory settlement with the UK Gambling Commission on a preexisting investigation, a further amendment dated August 18, 2022 allowed the option to be immediately exercisable by the Group and the acquisition was completed on September 1, 2022. The consideration transferred for Verno was €22.5 million, which is the fair value of the option of €21.4 million and cash consideration of €1.1 million. Acquisition costs related to the transaction were immaterial. The acquisition was accounted for as a business combination in accordance with IFRS 3. Verno, a Guernsey incorporated company, held a majority stake in Jumpman Gaming Limited ("Jumpman"), a small, UK-focused casino business, which has built and owns all its proprietary technology and operates a number of interactive gaming services under licenses granted by the gaming authorities in the United Kingdom and Alderney. The Group acquired Verno, including the acquired interest in Jumpman, to expand its footprint in the UK as well as into other markets.
The fair values of the identifiable assets and liabilities assumed as at the acquisition date was:

Verno Group Holdings Limited as at September 1, 2022 € '000s
Assets
Property, plant and equipment	1,491
Customer related assets	12,831
Brands	1,576
Marketing and data analytics know-how	10,579
Acquired technology	1,163
Right-of-use assets	521
Regulatory deposits	1,000
Trade and other receivables	3,118
Cash and cash equivalents	8,385
40,664
Liabilities
Lease liabilities	(671)
Interest-bearing loans and borrowings	(23,445)
Trade and other payables	(12,309)
Customer liabilities	(2,457)
(38,882)

Net identifiable assets acquired	1,782
Non-Controlling interest	(17,127)
Goodwill	37,869
Purchase consideration	22,524

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations (continued)
The fair value of the trade receivables is the same as the gross amount of trade receivables and it is expected that the full contractual amounts can be collected.
Verno has ongoing tax assessments that were not included in the identifiable net assets mentioned above, as a reliable estimate cannot be made as at December 31, 2023. Refer to note 27 for further details.
The Group has elected to measure the non-controlling interest in Jumpman at fair value. The fair value of the non-controlling interest has been determined by applying a 20% discount for lack of control to the non-controlling interest share of the fair value of Jumpman at the acquisition date.
Goodwill arising on the acquisition comprise the value of expected synergies arising from the acquisition. The goodwill recognized on acquisitions of €37.9 million has been fully allocated to a separate Jumpman CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.
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
The identified reportable segments are described below:
Betway:
Premier single brand online sportsbook and online casino focused business with a global footprint and strategic partnerships with teams and leagues worldwide. Betway additionally recovers sponsorship marketing spend through brand license agreements. This reportable segment aggregates Betway and DGC, which holds an exclusive license to use the Betway brand in the USA.
Spin:
Premier multi-brand online casino focused business with established market leadership in high-growth markets. This reportable segment aggregates Spin and Jumpman, which was acquired in the business combination with Verno (see note 4). Jumpman expands the Group multi-brand casino footprint in the UK, with a similar product offering when compared to Spin.
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

	2023 Betway € ‘000s	2023 Spin € ‘000s	2023 Other € ‘000s	2023 Total € ‘000s
Revenue	837,995	598,122	—	1,436,117
Direct and Marketing Expenses[2]	(723,879)	(390,895)	(22,096)	(1,136,870)
General and Administrative Expenses[3]	(77,213)	(40,666)	(30,274)	(148,153)
Depreciation and Amortization Expense	(38,504)	(41,141)	(2,544)	(82,189)
Impairment of Goodwill	(35,949)	—	—	(35,949)
Other Operating Income	3,530	712	1,829	6,071
Finance income	7,850	483	579	8,912
Finance expense	(1,288)	(11)	(1,427)	(2,726)
Change in fair value of option	—	—	(28,642)	(28,642)
Gain on bargain purchase	—	209	—	209
Profit before taxation	(27,458)	126,813	(82,575)	16,780
Adjusted EBITDA[1]	61,343	168,757	(31,922)	198,178

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)

	2022 Betway € ‘000s	2022 Spin € ‘000s	2022 Other € ‘000s	2022 Total € ‘000s
Revenue	714,165	578,045	—	1,292,210
Direct and Marketing Expenses[2]	(609,924)	(365,110)	(4,266)	(979,300)
General and Administrative Expenses[3]	(61,657)	(57,538)	(24,889)	(144,084)
Depreciation and Amortization Expense	(27,809)	(35,963)	(2,957)	(66,729)
Other Operating Income	3,669	1,609	213	5,491
Finance income	1,398	382	442	2,222
Finance expense	(147)	(178)	(1,020)	(1,345)
Gain on derivative contracts	2,435	1,713	—	4,148
Change in fair value of option	—	21,421	(15,129)	6,292
Transaction fees	—	—	(22,969)	(22,969)
Share listing expense	—	—	(126,252)	(126,252)
Change in fair value of warrant liability	—	—	34,518	34,518
Change in fair value of earnout liability	—	—	237,354	237,354
Foreign exchange on revaluation of warrant and earnout liabilities	—	—	(25,047)	(25,047)
Profit before taxation	22,130	144,381	49,998	216,509
Adjusted EBITDA[1]	57,922	162,941	(9,997)	210,866

	2021 Betway € ‘000s	2021 Spin € ‘000s	2021 Other € ‘000s	2021 Total € ‘000s
Revenue	687,752	632,906	—	1,320,658
Direct and Marketing Expenses[2]	(511,708)	(381,223)	(3,563)	(896,494)
General and Administrative Expenses[3]	(71,550)	(57,678)	(13,524)	(142,752)
Depreciation and Amortization Expense	(49,528)	(33,107)	(925)	(83,560)
Other Operating Income	5,090	587	2,365	8,042
Finance income	977	197	138	1,312
Finance expense	(5,712)	(514)	(144)	(6,370)
Gain on derivative contracts	—	15,830	—	15,830
Transaction fees	—	—	(7,107)	(7,107)
Gain on bargain purchase	11,500	4,849	—	16,349
Profit before taxation	66,821	181,847	(22,760)	225,908
Adjusted EBITDA[1]	122,299	194,398	(24,963)	291,734

1 Adjusted EBITDA is a non‐GAAP measure and is defined as profit / (loss) before depreciation, amortization, impairment, finance income, finance expense, gain on bargain purchase, transaction fees, gain on derivative contracts, unrealized foreign exchange, impairment of goodwill, share listing expense, foreign exchange on revaluation of warrants and earnouts, change in fair value of warrant and earnout liabilities, change in fair values of options, market closure, expenses in connection with RSU awards (and related payroll costs for the one off RSU award in connection with the Transaction), and other non-recurring adjustments. Refer to the Group Adjusted EBITDA reconciliation below for further details. Adjusted EBITDA has been redefined from definition in the prior year as discussed below; thus, prior year figures have changed.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)
2 Direct and marketing expenses €22.1 million (2022: €4.3 million) (2021: €3.6 million) disclosed as “Other” comprises direct employment costs, which mainly comprises of head office personnel.
3 General and Administrative expenses €30.3 million (2022: €24.9 million) (2021: €13.5 million) disclosed as “Other” comprises employment, legal, accounting and other central administrative costs incurred at a Super Group (SGHC) Limited level.
A reconciliation of profit (loss) reported in the financial statements to non-GAAP measures (EBITDA and Adjusted EBITDA) is as follows:

	Note	2023 € '000s	2022 € '000s	2021 € '000s
(Loss) / Profit for the year		(8,606)	182,269	235,878
Income tax expense/(benefit)	8	25,386	34,240	(9,970)
Finance income		(8,912)	(2,222)	(1,312)
Finance expense		2,726	1,345	6,370
Depreciation and amortization expense	6	82,189	66,729	83,560
EBITDA		92,783	282,361	314,526
Impairment of goodwill	11	35,949	—	—
Change in fair value of option	19	28,642	(6,292)	—
Market closure[1]		10,397	—	—
Gain on bargain purchase	4	(209)	—	(16,349)
Transaction fees		—	22,969	7,107
Gain on derivative contracts	19	—	(4,148)	(15,830)
Share listing expense	23	—	126,252	—
Foreign exchange on revaluation of warrants and earnouts	23.2, 23.3	—	25,047	—
Change in fair value of warrant liability	23	—	(34,518)	—
Change in fair value of earnout liability	23	—	(237,354)	—
Unrealized foreign exchange[2]		3,526	2,611	(3,080)
Adjusted RSU expense[2,3]		16,836	25,386	—
Other non-recurring adjustments[2]		10,254	8,552	5,360
Adjusted EBITDA		198,178	210,866	291,734
1 Market closure costs relates to the Group's exit from the Indian Market on October 1, 2023. This includes contract termination costs, bad debt and contract write offs.
2 Unrealized foreign exchange, additional RSU expenses relating to grants other than the once-off RSUs issued related to awards following the Transaction, and other non-recurring adjustments have been restated in the prior period for consistency with the current period in the Adjusted EBITDA calculation.
3 Associated payroll expenses relating to the one off RSUs issued related to awards following the Transaction of nil (2022: €1.1 million, 2021: nil) are included in this line.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)
Disaggregation of revenue
Group revenue disaggregated by product line for the year ended December 31, 2023:

	Betway € '000s	Spin € '000s	Group revenue € '000s
Online casino[4]	481,992	597,139	1,079,131
Sports betting[4]	296,881	—	296,881
Brand licensing[5]	34,059	—	34,059
Other[6]	25,063	983	26,046
Total revenue	837,995	598,122	1,436,117
Group revenues disaggregated by product line for the year ended December 31, 2022:

	Betway € '000s	Spin € '000s	Group revenue € '000s
Online casino[4]	298,800	577,078	875,878
Sports betting[4]	376,144	377	376,521
Brand licensing[5]	36,343	215	36,558
Other[6]	2,878	375	3,253
Total revenue	714,165	578,045	1,292,210
Group revenues disaggregated by product line for the year ended December 31, 2021:

	Betway € '000s	Spin € '000s	Group revenue € '000s
Online casino[4]	260,293	629,924	890,217
Sports betting[4]	353,876	1,814	355,690
Brand licensing[5]	71,053	—	71,053
Other[6]	2,530	1,168	3,698
Total revenue	687,752	632,906	1,320,658
4 Online casino and sports betting revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’. As discussed in note 2.4, revenue relating to fixed odds contingencies have been reclassified in prior years from sports betting to online casino.
5 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
6 Other relates mainly to DGC usage fee income in 2023 as well as profit share and outsource fees in all years from external customers.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)
Geographical Information
The Group’s performance can also be reviewed by considering the geographical markets and geographical locations where the Group generates revenue. The Group has not provided geographic information regarding its non-current assets as this information is not available and is impracticable to determine. Revenue from external customers for the year attributed to Canada is €514.0 million (2022: €541.2 million), (2021: €592.4 million) and South Africa is €317.3 million (2022: €181.0 million), (2021: below 10%). India is below 10% in 2023 (2022: €144.5 million), (2021: below 10%). No other country accounted for more than 10% of total external revenues in the years presented. The Group’s revenue attributable to the country of domicile (Guernsey) is insignificant. The Group further analyzed revenue according to the following regions:

	2023 Betway € ‘000s	2023 Spin € ‘000s	2023 Total € ‘000s
Africa and Middle East	411,017	3,877	414,894
Asia-Pacific	121,300	103,620	224,920
Europe	143,985	80,927	224,912
North America	147,425	396,997	544,422
South/Latin America	14,268	12,701	26,969
	837,995	598,122	1,436,117
	%	%	%
Africa and Middle East	49%	1%	28%
Asia-Pacific	14%	17%	16%
Europe	17%	14%	16%
North America	18%	66%	38%
South/Latin America	2%	2%	2%

	2022 Betway € ‘000s	2022 Spin € ‘000s	2022 Total € ‘000s
Africa and Middle East	267,750	3,786	271,536
Asia-Pacific	184,668	103,183	287,851
Europe	120,804	38,749	159,553
North America	123,756	417,946	541,702
South/Latin America	17,187	14,381	31,568
	714,165	578,045	1,292,210
	%	%	%
Africa and Middle East	37%	1%	21%
Asia-Pacific	26%	18%	22%
Europe	17%	7%	12%
North America	18%	72%	43%
South/Latin America	2%	2%	2%

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)

	2021 Betway € ‘000s	2021 Spin € ‘000s	2021 Total € ‘000s
Africa and Middle East	212,027	5,350	217,377
Asia-Pacific	201,887	127,863	329,750
Europe	129,248	19,858	149,106
North America	130,683	462,969	593,652
South/Latin America	13,907	16,866	30,773
	687,752	632,906	1,320,658
	%	%	%
Africa and Middle East	31%	1%	17%
Asia-Pacific	29%	20%	25%
Europe	19%	3%	11%
North America	19%	73%	45%
South/Latin America	2%	3%	2%

6	Profit before taxation

	Note	2023 € '000s	2022 € '000s	2021 € '000s
Profit before taxation is derived after charging the following:
Amortization of intangible assets	10	69,076	55,347	77,564
Depreciation of property, plant and equipment	12	6,228	5,337	3,155
Depreciation of right-of-use asset	13	6,885	6,045	2,841
Foreign exchange losses		38,025	43,683	27,472
Direct and marketing expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2023 € '000s	2022 € '000s	2021 € '000s
Direct and marketing expenses
Gaming tax, license costs and other tax	127,189	67,951	48,800
Processing & Fraud Costs	196,533	197,394	173,619
Royalties	198,315	178,203	202,856
Staff costs and related expense[1]	158,107	130,305	79,885
Other operational costs	72,325	50,137	36,126
Foreign exchange losses (excluding foreign exchange on processing)	17,367	12,550	4,924
Marketing Expenses	367,034	342,760	350,284
	1,136,870	979,300	896,494
1 Staff costs and related expenses includes certain consultant costs, staff entertainment and recruitment fees.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

6	Profit before taxation (continued)
General and Administration expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2023 € '000s	2022 € '000s	2021 € '000s
General and administration expenses
Staff costs and related expenses[2]	44,485	68,311	88,859
Technical and Infrastructure costs	51,627	31,149	20,198
Audit and professional fees	30,605	24,309	17,057
Other administrative costs	21,436	20,315	16,638
	148,153	144,084	142,752
2 Staff costs and related expenses includes staff entertainment and recruitment fees. The Group had acquired Haber Investments Limited during the year ended December 31, 2021. Haber provides back office services which support the operating entities within the Group - this was classified as outsource costs in 2021, but represents in-house staff expenses in the years ended December 31, 2022 and December 31, 2023.
Direct and marketing expenses and general and administrative expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are exclusive of depreciation and amortization expenses. The depreciation and amortization expense attributable to each of these is as follows:

	2023 € '000s	2022 € '000s	2021 € '000s
Amount attributable to General and administration expenses	13,113	11,382	5,996
Amount attributable to Direct and marketing expenses	69,076	55,347	77,564
	82,189	66,729	83,560
Direct and marketing expenses as disclosed on the Consolidated Statement of Profit or Loss and Other Comprehensive Income includes the Group’s cost of revenues. Cost of revenues for the year includes gaming tax, license costs, processing costs, fraud costs and royalties which amounts to €522.0 million (2022: €443.5 million), (2021: €425.3 million).
In relation to the Transaction noted in note 23, the Group incurred €23.0 million in transaction costs in 2022 (2021: €7.1 million), which have been included in Transaction fees.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

7	Staff costs

	2023 € '000s	2022 € '000s	2021 € '000s
Staff costs are as follows:
Salaries and wages	168,171	158,231	70,272
Social security costs	6,897	7,891	5,639
RSU expense	16,836	24,261	—
Other pension costs[1]	4,021	2,522	2,066
	195,925	192,905	77,977
The average monthly number of employees, including the directors’, during the year was as follows:
Average number of employees	3,727	3,891	1,664
1 Other pension costs relates to contributions made by the Group to defined contribution plans.
Refer to note 26 ‘Related party transactions’ for details relating to key management remuneration included in the above.

8	Income tax

	2023 € '000s	2022 € '000s	2021 € '000s
The following income taxes are recognized in profit or loss:
Current tax expense
Current year	42,921	27,749	9,389
Changes in estimates related to prior years	(260)	37	(189)
Foreign exchange adjustment	(168)	642	23
Deferred tax credit
Origination and reversal of temporary differences	(13,689)	4,255	21,797
Origination of changes in tax rates	247	66	(64)
Changes in estimates related to prior years	(574)	—	105
Recognition of previously unrecognized deferred tax assets	—	(134)	(34,938)
Foreign exchange adjustment	17	270	47
Release of deferred tax arising on business combinations	(3,331)	(4,256)	(6,901)
Dividend tax expense	223	5,611	761
Income tax expense/(benefit) reported in profit or loss	25,386	34,240	(9,970)

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

8	Income tax (continued)
The applicable tax rate for the effective tax reconciliation is taken from the Group’s weighted average tax rate of 13.4% (2022: 5.2%) (2021: 10.4%). The weighted average tax rate was calculated by utilizing the absolute profit/loss and applicable domestic tax rate of each subsidiary within the Group.

	2023 € '000s	2022 € '000s	2021 € '000s
Profit before taxation	16,780	216,509	225,908
At Group weighted average tax rate	2,245	11,276	23,427
Tax expense/(benefit) at statutory rate
Rate differential between weighted average tax rate and local tax rate	(11,301)	18,508	1,757
Non-deductible expenses / non-taxable income	10,020	(2,664)	(3,242)
Dividends tax	223	5,611	761
Recognition of previously unrecognized deferred tax assets	—	(134)	(34,938)
Deferred tax arising on taxable loss not recognized	24,199	1,643	2,265
Expense reported in the Consolidated Statement of Profit or Loss and Other Comprehensive Income	25,386	34,240	(9,970)

	2023 € '000s	2022 € '000s
Reconciliation of deferred tax assets, net:
Net deferred tax assets as of January 1	14,587	14,860
Net additions from business combinations	119	—
Recognized within income tax expense	17,330	(201)
Foreign currency translation adjustment	(17)	(72)
Net deferred tax assets as of December 31	32,019	14,587

	2023 € '000s	2022 € '000s
The deferred tax assets and liabilities relate to the following items:
Taxes arising on acquired intangible assets[1]	(17,137)	(6,483)
Intangible assets	43	—
Trade and other payables	9,644	(644)
Tax loss carried forward[1]	38,067	15,747
RSUs	2,404	1,413
Other assets and prepayments	(1,002)	4,553
Reflected in the Consolidated Statement of Financial Position:
Deferred tax assets	36,703	23,294
Deferred tax liabilities	(4,684)	(8,707)
1 Included in these amounts is a deferred tax liability relating intangible assets recognized on DGC business combination and deferred tax asset for unused tax losses of €14.0 million.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

8	Income tax (continued)
The Group has tax losses that arose in Betway Limited of €64.7 million (2022: €42.2 million), (2021: €57.4 million) that are available for offsetting against future taxable profits of the companies in which the losses arose. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiary. The subsidiary is expected to generate taxable income from 2024 onwards. The losses can be carried forward indefinitely and have no expiry date.
Deferred tax assets of €36.1 million (2022: €10.5 million) have not been recognized in various subsidiaries across different jurisdictions for their assessed losses as they may not be used to offset taxable profits elsewhere in the Group. These have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. The largest portion arises out of DGC where the losses can be carried forward indefinitely and have no expiry date.

9	Earnings per share
The table below sets forth the computation for basic and diluted net income per ordinary share for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Loss / (Profit) attributable to ordinary equity holders of the Group (€ '000s)	(10,551)	181,439	235,878

Weighted average number of ordinary shares, basic*	498,243,792	490,017,400	472,171,426
Weighted average number of ordinary shares, diluted*	498,243,792	490,035,080	472,171,426

(Loss) / Earnings per share, basic (cents)	(2.12)	37.03	49.96
(Loss) / Earnings per share, diluted (cents)	(2.12)	37.03	49.96
*Shares in issue prior to January 27, 2022 have been retrospectively adjusted for the impact of the share issuance to Pre-Closing Holders at a fixed ratio of 8.51 for 1 as described in note 1 the basis of preparation. Refer to note 22 for the ordinary shares issued and fully paid as at December 31, 2023 and 2022 reflecting the impact of the Transaction.
The dilutive earnings per share attributable to owners of the parent for the year ended December 31, 2023 does not include 5,146,683 (2022: 5,691,377) (2021: nil) shares relating to the potential dilutive effect of the Group RSU awards as to do so would be antidilutive. As described in note 23.2, the Company exercised its rights to exchange all publicly traded warrants for ordinary shares at an agreed ratio and extinguished any remaining private placement warrants and earnout shares in 2022. The warrants and earnout shares were not dilutive during the period they were outstanding and, therefore, were not included in the dilutive earnings per share calculation for 2022.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

10	Intangible assets

	Goodwill € '000s	Customer databases € '000s	Brands € '000s	Licenses € '000s	Exclusive license rights € '000s	Marketing and data analytics know-how € '000s	Acquired technology € '000s	Internally-generated software development costs € '000s	Total € '000s
Cost
At January 1, 2022	25,023	27,176	74,093	5,710	55,000	117,442	29,628	30,921	364,993
Arising as a result of merger	—	—	—	—	—	—	—	10	10
Arising in business combinations	37,869	12,831	1,576	—	—	10,579	1,163	—	64,018
Disposals	—	—	—	(64)	—	—	—	(43)	(107)
Additions	—	—	—	863	—	—	(1,767)	22,401	21,497
Write off of goodwill	(278)	—	—	—	—	—	—	—	(278)
Effects of movements in exchange rates	(1,061)	(332)	(276)	(181)	—	122	(38)	45	(1,721)
At December 31, 2022	61,553	39,675	75,393	6,328	55,000	128,143	28,986	53,334	448,412
Arising in business combinations	88,175	5,733	—	32,574	—	—	21,546	—	148,028
Disposals	—	—	—	(890)	—	—	(26,032)	(1,766)	(28,688)
Transfer from WIP	—	—	—	918	—	—	—	(918)	—
Additions	—	—	381	3,770	—	—	343	44,902	49,396
Transfer to assets held for sale	(18,587)	(3,913)	(386)	(249)	—	—	(4,658)	—	(27,793)
Effects of movements in exchange rates	(1,066)	184	246	(1,179)	—	36	(519)	(499)	(2,797)
At December 31, 2023	130,075	41,679	75,634	41,272	55,000	128,179	19,666	95,053	586,558

Accumulated amortization and impairment
At January 1, 2022	—	20,520	17,580	2,297	55,000	45,074	19,186	7,359	167,016
Amortization charge for the year	—	4,876	7,360	819	—	26,322	7,190	8,780	55,347
Disposals	—	—	—	(2)	—	—	—	(68)	(70)
Effects of movements in exchange rates	—	(50)	(1)	(29)	—	(14)	(18)	2	(110)
At December 31, 2022	—	25,346	24,939	3,085	55,000	71,382	26,358	16,073	222,183
Amortization charge for the year	—	10,456	7,477	5,043	—	27,745	3,614	14,741	69,076
Disposals	—	—	—	(890)	—	—	(25,633)	(428)	(26,951)
Impairment charge for the year	35,949	—	—	336	—	—	—	8	36,293
Transfer to assets held for sale	—	(978)	(14)	(124)	—	—	(291)	—	(1,407)
Effects of movements in exchange rates	(789)	7	2	(134)	—	22	(38)	(16)	(946)
At December 31, 2023	35,160	34,831	32,404	7,316	55,000	99,149	4,010	30,378	298,248

Net Book Value
At December 31, 2022	61,553	14,329	50,454	3,243	—	56,761	2,628	37,261	226,229
At December 31, 2023	94,915	6,848	43,230	33,956	—	29,030	15,656	64,675	288,310

The Group capitalized €19.3 million of staff expenses to Internally-generated software development costs in the year ended December 31, 2023 (2022: €21.3 million).

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

11	Impairment reviews
For impairment testing, goodwill acquired through business combinations has all been allocated to the Betway, Spin, Jumpman and DGC CGUs. Betway and Spin are operating segments within the Group. Jumpman is included within the Spin operating segment and DGC is included in the Betway operating segment.
The Group performs an annual impairment review for goodwill by comparing the carrying amount of its CGUs with their recoverable amount. Management performed a valuation analysis in accordance with IAS 36, Impairment of Assets, to assess the recoverable amount for each CGU. This was then compared to the CGU's carrying amount at the testing date, to identify whether the CGUs were impaired. This is an area where management exercises judgement and estimation, as discussed in note 3. Testing is carried out by allocating the carrying value of these assets to the respective CGUs and determining the recoverable amounts for the CGUs through the higher of Value in Use ("VIU") and Fair Value Less Cost of Disposal ("FVLCD") calculations. Where the recoverable amount exceeds the carrying value of the assets, the assets are not considered to be impaired. Each CGU is not larger than an operating segment, which are described in note 5.
Carrying amount of goodwill allocated to each of the CGUs:

	2023 € '000s	2022 € '000s
Betway	31,844	22,239
Spin	2,141	2,419
Jumpman	37,774	36,895
DGC
Gross DGC goodwill	58,316	—
Accumulated impairment of DGC Goodwill	(35,160)	—
Total	94,915	61,553
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
Jumpman, Betway and DGC CGUs
The recoverable amounts of the Jumpman, Betway and DGC CGUs were based on VIU. The VIU for each CGU was estimated using discounted cash flows ("DCF"). The DCF was then compared with a market approach based on market multiples from listed peers for consistency purposes under a FVLCD approach.
The DCFs are prepared using projected financial information, based on approved budgets and forecasts, for each CGU. The projections reflect management’s best estimates, at the impairment test date, of each CGU forecasted financial performance over the projected period. When performing these estimates, the Group considers how macroeconomic, technology, competition and regulation trends, can impact its businesses and their future financial performance.
The cash flow projections included specific estimates of revenue, margin and growth for a five-year period for Jumpman and to reflect the long-term contribution the forecast period was extended to an eight-year period for Betway and nine-year period for DGC. The projection period reflects the point that all markets in operation as of 2023 are expected to reach maturity, with the long-term growth rate applied thereafter.
The pre-tax discount rate and long-term revenue growth were considered by management as key assumptions given their relevance to the recoverable amount estimate. These assumptions have a pervasive impact on the DCF and changes in these would cause significant impact on the recoverable amount estimate. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industry segments in which the CGUs operate (online casino and sport betting). The forecasted assumptions are based on historical and market data, as well as internal sources.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

11	Impairment reviews (continued)
The following values were attributed to the key assumptions:
As at December 31, 2023:

	Betway	Jumpman	DGC
Pre-tax discount rate	26.7%	16.6%	20.2%
Long-term growth rate	2.0%	2.0%	2.0%
As at December 31, 2022:

	Betway	Jumpman	DGC
Pre-tax discount rate	21.6%	13.5%	N/A
Long-term growth rate	2.0%	2.0%	N/A
The discount rates applied in each DCF are a post-tax measurement estimated using CAPM with reference to market participants’ gearing and betas. To reflect regulatory and business risks specific to the CGUs, a specific equity risk premium was added to the discount rate, where the future cash flows have not been adjusted, as follows:

	Betway	Jumpman	DGC
Equity risk premium	0.5%	N/A	4.0%
DGC - Impairment review results
DGC had lower than expected revenues attributable to a competitive environment, adoption of new technologies and delays in the launch across some U.S. states. These factors resulted in a slower ramp-up in revenues, which has resulted in a higher risk premium applied in the pre-tax discount rate applied to the cashflow forecast and has been reflected in the VIU estimates used to determine the recoverable amount of €65.6 million for DGC. As a result, a goodwill impairment loss of €35.9 million was recorded to this CGU during the year ended December 31, 2023.
Under reasonably possible changes in assumptions, a decline of 1% in the long-term growth rate would result in an additional impairment loss of €7.7 million to DGC. Furthermore, an increase of 1% in the discount rate would result in an additional impairment loss of €14.7 million to DGC. DGC is at a relatively early stage of entry into the US online gaming market. The forecasts that go into the value in use calculations are driven by DGC's ability to achieve growth in the near-term and further develop its market presence. If the anticipated level of growth does not materialize, this could result in further impairment.
Betway and Jumpman - Impairment review results
The estimated recoverable amount of the Betway and Jumpman CGUs significantly exceeded their carrying amounts.
Under reasonably possible scenarios, a decline of 1% in the long-term growth rate would reduce the recoverable amount of Betway and Jumpman by €25.8 million and €4.7 million, respectively. Furthermore, an increase of 1% in the discount rate would reduce the recoverable amount of Betway and Jumpman by €50.4 million and €6.6 million, respectively. None of those changes would result in an impairment of these CGUs.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

12	Property, plant and equipment

	Leasehold property improvements € '000s	Computer hardware & software € '000s	Office equipment € '000s	Furniture & fittings € '000s	Total € '000s
Cost
At January 1, 2022	7,206	12,210	1,059	1,836	22,311
Additions	3,433	2,327	251	300	6,311
Disposals	(356)	(387)	(91)	(46)	(880)
Arising on business combinations	916	107	138	330	1,491
Effects of movements in exchange rates	(433)	(598)	(115)	(129)	(1,275)
At December 31, 2022	10,766	13,659	1,242	2,291	27,958
Additions	3,519	5,182	385	656	9,742
Disposals	(2,920)	(6,776)	(338)	(404)	(10,438)
Arising on business combinations	800	3,387	496	128	4,811
Transfer to assets held for sale	(205)	(1,777)	(772)	(98)	(2,852)
Effects of movements in exchange rates	(465)	(542)	(142)	(73)	(1,222)
At December 31, 2023	11,495	13,133	871	2,500	27,999

Accumulated depreciation
At January 1, 2022	2,931	5,962	261	659	9,813
Depreciation	1,382	3,173	340	442	5,337
Disposals	(89)	(208)	(53)	(33)	(383)
Effects of movements in exchange rates	(192)	(520)	(59)	(69)	(840)
At December 31, 2022	4,032	8,407	489	999	13,927
Depreciation	1,541	3,856	480	351	6,228
Disposals	(445)	(6,531)	(267)	(350)	(7,593)
Transfer to assets held for sale	(36)	(1,046)	(449)	(80)	(1,611)
Effects of movements in exchange rates	(140)	(88)	(102)	(28)	(358)
At December 31, 2023	4,952	4,598	151	892	10,593

Net book value
At December 31, 2022	6,734	5,252	753	1,292	14,031
At December 31, 2023	6,543	8,535	720	1,608	17,406

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

13	Leases
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
A renegotiation of a lease contract took place in the current year whereby additional scope was included in the lease for a lower total consideration. This contract has been accounted for as a lease modification.
Right-of-use assets
The amount recognized as right-of-use assets is as shown:

	Leasehold property € '000s	Motor vehicles € '000s	Total € '000s
At January 1, 2022	14,528	13	14,541
Arising on business combinations	521	—	521
Effects of movements in exchange rates	(367)	5	(362)
Additions	5,625	—	5,625
Disposals	(115)	—	(115)
Amortization	(6,027)	(18)	(6,045)
At December 31, 2022	14,165	—	14,165
Arising on business combinations	4,195	—	4,195
Effects of movements in exchange rates	(568)	—	(568)
Additions	4,412	—	4,412
Modification	11,737	—	11,737
Disposals	(305)	—	(305)
Transfer to assets held for sale	(1,885)	—	(1,885)
Amortization	(6,885)	—	(6,885)
At December 31, 2023	24,866	—	24,866

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

13	Leases (continued)
Lease liabilities
The recognized lease liability is as shown:

	Leasehold property € '000s	Motor vehicles € '000s	Total € '000s
At January 1, 2022	16,236	13	16,249
Arising on business combinations	671	—	671
Effects of movements in exchange rates	(304)	(1)	(305)
Additions	8,024	—	8,024
Disposals	(112)	—	(112)
Interest expense	954	—	954
Lease payments	(8,210)	(12)	(8,222)
At December 31, 2022	17,259	—	17,259
Arising on business combinations	4,367	—	4,367
Effects of movements in exchange rates	(791)	—	(791)
Additions	4,410	—	4,410
Modification	11,737	—	11,737
Disposals	(341)	—	(341)
Transfer to liabilities associated with assets held for sale	(2,038)	—	(2,038)
Interest expense	2,068	—	2,068
Lease payments	(7,526)	—	(7,526)
At December 31, 2023	29,145	—	29,145

Maturity analysis - contractual undiscounted cash flows

	2023 € '000s	2022 € '000s
Less than one year	7,881	7,536
One to five years	17,919	14,961
More than five years	18,182	119
Total undiscounted lease liabilities	43,982	22,616

Lease liabilities
Lease liabilities included in the Consolidated Statement of Financial Position

	2023 € '000s	2022 € '000s
Current	5,226	6,951
Non-Current	23,919	10,308
Total lease liabilities	29,145	17,259

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

13	Leases (continued)
Amounts recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income

	2023 € '000s	2022 € '000s	2021 € '000s
Interest on lease liabilities	2,068	954	497
Amortization on right-of-use assets	6,885	6,045	2,841
	8,953	6,999	3,338

Amounts recognized in the Financing Activities of the Consolidated Statement of Cash Flows

	2023 € '000s	2022 € '000s	2021 € '000s
Interest paid on lease liabilities	1,837	1,196	532
Principal payment on lease liabilities	5,689	7,026	2,881
Total cash outflow for leases	7,526	8,222	3,413

14	Loans receivable

	2023 € '000s	2022 € '000s
At Amortized cost
Current loans receivable
Loan receivable from Apricot Investments Limited	3,442	—
Other loans receivable	3,277	—
	6,719	—

Non-current loans receivable
Loan receivable from Apricot Investments Limited	88,000	18,321
Other loans receivable	1,090	7,203
	89,090	25,524
The Group entered into a loan agreement with Apricot Investments Limited ("Apricot") on November 14, 2022 to loan funds to be used exclusively in the development of a sportsbook gaming system. Following further amendments to the loan agreement, the Group loaned Apricot €98.0 million to be paid in 18 installments from November 15, 2022 until February 15, 2024. The principal amount of the loan is to be repaid in full on or by November 14, 2027. The interest rate on the loan is 1% above the Bank of England rate per annum, with interest payable annually in arrears in each year of the term.
Other loans receivable are unsecured, have varying interest rates and varying dates of repayment.
Management considers that the carrying amount of loans receivable approximates their fair value.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

15	Trade and other receivables

	2023 € '000s	2022 € '000s
Processor receivables	49,227	46,734
Trade receivables	41,369	28,966
Other receivables	10,239	3,095
Prepayments	53,780	38,005
	154,615	116,800
Processor receivables are balances due from Payment Service Providers (‘PSPs’). The Group considers the majority of these PSPs as financial institutions that have high credibility in the market and strong payment profiles. During the year an amount of €5.9 million (2022: €8.6 million) was provided for and €6.5 million was written off upon the exit from the Indian Market on October 1, 2023. These amounts mainly relate to specific balances.
Management considers that the carrying amount of trade and other receivables approximates their fair value.

16	Restricted cash
In 2021, the Group provided a financial guarantee on a loan facility extended by Standard Bank to DGC initially set at $50 million. This amount was subsequently increased to $150 million. The facility was extinguished on June 30, 2023, following the acquisition of DGC and was €138.5 million at the time of extinguishment following additional extensions of €18.6 million before extinguishment. €121.7 million of the balance at December 31, 2022 relates to this facility.
The remaining restricted cash held of €38.3 million as at December 31, 2023 (2022: €26.6 million), relates to cash held to cover monies owed to customers, as discussed in note 2.10.

17	Cash and cash equivalents
Cash and cash equivalents comprise of:

	2023 € '000s	2022 € '000s
Cash-in-transit	31,316	38,087
Processor bank balances	48,532	47,335
Bank balances	162,075	169,356
	241,923	254,778
We maintain cash and cash equivalents with major financial institutions. Cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

18	Assets held for sale and associated liabilities
The Group entered into an option agreement on April 7, 2021 with Mahigaming LLC (‘Mahi’), an entity nominated by Games Global, in which it granted a call option ("B2B Option") to Mahi to purchase the B2B division of DGC. The option consideration was initially set at $2.5 million, adjusted for revenues earned and operating expenses incurred by DGC B2B division, and the option was set to expire on April 7, 2023. Subsequent to the initial agreement, an amendment was signed which increased the option consideration to $10 million, adjusted for revenues earned and operating expenses incurred by DGC B2B division, as well as extending the option period so as to end on June 30, 2024.
Mahi’s rights to exercise the B2B Option were conditional to the completion of the following events:
•Completion of the acquisition of the entire issued capital of DGC by the Group;
•Mahi (or one of its nominees) having received all gaming approvals necessary for Mahi to acquire and operate the B2B Division in accordance with the applicable gaming laws.
As discussed in note 4, the first condition was met when the Group completed the acquisition of DGC in January 2023. As discussed in note 29, Mahi’s regulatory approvals were obtained after December 31, 2023 and the sale was completed, but before the date the financial statements were authorized for issue. The B2B Option was exercised, and the Group sold the B2B division to Mahi, in February 2024.
Based upon advice received from its legal counsel indicating that the second condition would be met before the option period ended, management reclassified the DGC B2B division as a non-current asset held for sale as of December 31, 2023. The carrying values of the B2B division's assets and liabilities were considered in accordance with their applicable IFRS, as required by IFRS 5, and are composed of the following items:

	Note	2023 € '000s
Assets
Intangible assets	10	12,105
Goodwill	10	18,279
Property, plant and equipment	12	1,143
Right-of-use assets	13	1,847
Trade and other receivables		4,918
Assets held for sale		38,292

Liabilities
Non-current lease liabilities	13	1,638
Current lease liabilities	13	250
Trade and other payables		5,159
Income tax payables		93
Liabilities associated with assets held for sale		7,140

Net assets associated with disposal group		31,152

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

19	Derivative financial instruments
Customer liabilities
Customer liabilities relate to timing differences of revenue recognition as discussed in note 2.4. The fair value of customer liabilities are further discussed in note 25.
Funding and option arrangements
Option to sell B2B Division of DGC
As discussed in note 18, the Group granted a call option to Games Global to purchase the B2B Division of DGC for $10 million (‘Option Consideration’), adjusted for revenues earned and operating expenses incurred by the B2B Division. The option was set to expire on June 30, 2024. The fair value of this option at December 31, 2023 was €42.6 million (2022: €15.1 million) and a loss of €28.6 million (2022: €15.1 million) was recognized in the Statement of Profit or Loss relating to this option.
The fair value of the option to sell B2B Division of DGC is further discussed in note 25.
Option to purchase remaining percentage in SportCC
As discussed on note 4, the Group entered into a put and call option agreement to purchase the remaining 25% of the outstanding shares of SportCC for £1.9 million. The exercise period commences on August 1, 2025 and expires 90 calendar dates after the commencement date. The fair value of this option at December 31, 2023 was €2.1 million (2022: nil).
The fair value of the option is further discussed in note 25.
Option to purchase Verno Holdings Limited
As discussed on note 4, the Group entered into a call option to purchase shares in Verno Holdings Limited, which was exercised in 2022. A gain of €21.4 million was recognized in the Statement of Profit or Loss relating to this option in 2022.
Option and funding arrangement with Bellerive Capital Limited
The Group entered into three separate funding and option arrangements with Bellerive Capital Limited (“BCL”) under which the Group provided a funding contribution for the sole purpose of BCL acquiring a 100% interest in Digiprocessing, Richhill (previous parent company of Raichu), and Haber, respectively. Per the agreement, any proceeds received by BCL from the investment entities in excess of the initial contributions shall be allocated between the Group and BCL after deduction of any relevant expenses incurred by BCL. As part of this allocation, the Group earned €4.1 million during the year ended December 31, 2022 (2021: €15.8 million) which were proceeds received in excess of the initial funding contribution. This has been recognized as other income in the Consolidated statements of Profit or Loss and Other Comprehensive Income. During the year ended December 31, 2022 cash proceeds of €17.1 million was received in relation to these funding and option arrangements (2021: €2.8 million). These funding and option arrangements were fully settled in 2022.

20	Trade and other payables

	2023 € '000s	2022 € '000s
Trade payables	80,512	63,735
Other taxation and social security	12,740	8,032
Other payables	3,214	1,874
Accruals	98,926	81,663
	195,392	155,304
Management considers that the carrying amount of trade and other payables approximates their fair value.
All amounts included in trade and other payables are repayable on demand, non-interest bearing and are not secured on the assets of the Group.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

21	Provisions

	2023 € '000s	2022 € '000s
Withholding, indirect and gaming taxes
As at the beginning of the year	43,745	47,715
Provided in the year	2,576	1,455
Reversed in the year	(1,495)	(5,390)
Effects of movements in exchange rates	—	(35)
As at the end of the year	44,826	43,745

Current	44,826	43,745
Non-current	—	—
Total provisions	44,826	43,745
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

22	Equity

	2023 Number of shares	2022 Number of shares	2021 Number of shares
Ordinary shares issued and fully paid as at December 31 (as previously reported)	—	—	54,553,972
Retrospective application of capital reorganization	—	—	409,592,675
Ordinary shares issued and fully paid as at January 1 *	497,887,721	483,715,049	464,146,647
Share buy-back during the year	(775,501)	(24,993,271)	(5,886,567)
Issued during the year	—	31,475,691	25,454,969
Shared issued in exchange for public warrants	—	5,595,748	—
RSU vesting	826,625	2,094,504	—
Ordinary shares issued and fully paid as at December 31	497,938,845	497,887,721	483,715,049
*Shares in issue prior to January 27, 2022 have been retrospectively adjusted for the impact of the share issuance to Pre-Closing Holders at a fixed ratio of 8.51 for 1 as described in note 1.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

22.1	Issued capital
On January 27, 2022, the Company completed the Business Combination Agreement to effect a public listing on NYSE. The accounting implications of the Transaction to the Company's issued capital are described in note 23.
As discussed in note 23.2, on December 12, 2022, the Company announced that it would exercise its rights to exchange all public warrants for Super Group ordinary shares. On December 14, 2022, the Company issued 5,332,141 Super Group ordinary shares in exchange for the 21,328,401 public warrants which were tendered to the Company. On December 29, 2022, the Company issued 263,607 Super Group ordinary shares for the 1,171,585 non-tendered public warrants.
For the year ended December 31, 2023, the Company issued 826,625 (2022: 2,094,504) ordinary shares upon the vesting of restricted stock units.

22.2	Treasury shares
On January 11, 2023, the Company announced that the Board of Directors approved a Share Repurchase Program through December 31, 2023. Following the announcement, 775,501 shares were repurchased for total proceeds of €2.6 million during the year ended December 31, 2023.

22.3	Accumulated other comprehensive income
Included in this balance is foreign exchange reserve, which relates to retranslation of the Group’s foreign subsidiaries with a non-Euro functional currency into the Parent’s presentation currency.
Additionally, accumulated other comprehensive income includes fair value adjustments of the remaining investment in non-listed equity. See note 25 for more details.

22.4	Dividends paid and proposed
No dividends were declared or paid to owners of the parent during the years presented.

22.5	Entities with significant influence over the Group
During the year ended as at December 31, 2023, the Group did not have an ultimate controlling party as no entity is deemed to have control over the Group. Instead, Knutsson Ltd and Chivers Ltd are considered to exercise significant influence by way of holding 46.09% and 19.66% respectively (2022: 47.54% and 19.76%), respectively, of the issued share capital of Super Group as at December 31, 2023.
The Group has transactions with certain entities, including Apricot Investments Limited, as described in note 14, Mahi Gaming LLC and Games Global, as described in note 18 and Camden Property Holding Limited, as described in note 27, where discretionary beneficiaries of certain trusts are common between ultimate major shareholders of both those entities and Super Group. These relationships have been assessed and are not considered by the Company to meet the definition of a related party under IAS 24 ‘Related Party Disclosures'.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

23	Accounting Considerations relating to the Transaction

23.1	Issued capital
As a result of the Transaction described in note 1, the Pre-Closing Holders exchanged all issued shares in SGHC for newly issued shares in Super Group at a fixed ratio of 8.51 for 1. The issuance of these shares to Pre-Closing Holders has been presented as if the shares had been issued at the beginning of the earliest year presented.
SEAC was not considered a business as defined by IFRS 3, Business Combinations given it consisted predominantly of cash in a Trust Account. As Super Group acquired SEAC’s cash balance and other net assets and SEAC’s public listing through the issuance of its shares and warrants, the merger transaction was accounted for under IFRS 2, Share‐based Payment. Under this method of accounting, there is no acquisition accounting and no recognition of goodwill. SEAC was treated as the acquired company for financial reporting purposes.
The difference in the fair value of the SEAC's Consideration (i.e. 31,475,691 shares, 22,499,986 public warrants and 11,000,000 private warrants issued by Super Group) over the fair value of the identifiable net assets of SEAC represented a service for the listing of Super Group and was recognized as a share‐based payment expense.
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
Concurrently with the execution of the Business Combination Agreement, Super Group, SGHC, and certain Pre-Closing Holders entered into repurchase agreements pursuant to which the Company repurchased a total of 24,993,271 shares from such shareholders. Loans were assumed in connection with the shares repurchased of €222.3 million with the Pre-Closing Holders in exchange for an agreed portion of their Super Group shares at a value of $10 (€8.9) per share. Subsequently in 2022, the amount was settled in cash for €224.3 million.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

23	Accounting Considerations relating to the Transaction (continued)

23.2	Warrants
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
In an attempt to simplify the Company’s capital structure, increase its public float, and reduce the potential dilutive impact of the warrants, the Group made an Offer to the holders of its public warrants wherein each public warrant holder was offered to receive 0.25 ordinary shares of the Group for each public warrant tendered by such holder and exchanged. This Offer was subject to a variety of conditions described in a Registration Statement filed with the U.S. Securities and Exchange Commission in November 2022 (the "Registration Statement"). If the Offer was accepted, the Company would require all outstanding public warrants to be converted to Super Group ordinary shares with the public warrant holders who consented to the amendment and tendered their warrants receiving 0.25 Super Group ordinary shares per public warrant and those who did not receiving 0.225 ordinary shares per public warrant. Further, if this Offer was accepted all private warrants would be cancelled for no consideration. Additionally, conditional on the completion of the Offer, each of the Pre-Closing Holders agreed to irrevocably and unconditionally waive their respective rights to receive earnout shares arising from the earnout obligation.
In December 2022, the Company announced that 21,328,401 (or 95%) of the Company’s outstanding public warrants were tendered prior to the expiration date and that it met the conditions set in the Registration Statement. Therefore, the Company would exercise its rights to exchange all non-tendered outstanding public warrants for Super Group ordinary shares at a ratio of 0.225 per warrant and cancel the remaining private placement warrants for no consideration.
Also in December 2022, the Company issued 5,332,141 Super Group ordinary shares in exchange for the 21,328,401 public warrants which were tendered to the Company discharging itself of any remaining liability for the tendered warrants as of this date. Later in December 2022 the Company issued 263,607 Super Group ordinary shares in exchange for the non-tendered public warrants and canceled the private warrants discharging itself of any remaining liability for the non-tendered public warrants and private warrants.
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

23	Accounting Considerations relating to the Transaction (continued)

23.3	Earnout Reserves
Pursuant to the Business Combination Agreement, Pre‐Closing Holders were granted a contingent right to receive up to 50,969,088 earnout shares subject to attainment of certain stock price hurdles over a five‐year period from the Closing Date. The earnout shares were recognized in the same manner as a dividend and recorded to earnout reserves as they were giving value to existing shareholders. The earnout shares were valued at €250.0 million on the Closing Date using an option pricing model.
As outlined in the "Warrants" section above, the recipients of the earnout shares agreed to unconditionally waive their right to receive the earnout shares without any compensation if the Offer to public warrant holders was accepted. Therefore, upon the acceptance of the Offer in December 2022, the Group was discharged of any remaining liability for the earnout shares and the liability was derecognized at that date.
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

24	Restricted Stock Units ('RSUs') Awards
The Group has granted RSUs to its executives and employees as part of a long-term Employee Incentive Package ("EIP"). The Board of Directors is charged with determining who receives awards, granting awards and setting terms and conditions. They also have the ability to delegate these powers to other committees or officers of Super Group.
The total shares available to award under the plan is 43,312,150 (“Share Reserve”). The Share Reserve increases by 3% annually through January 1, 2031. The Share Reserve is a limit on the number of shares that may be issued from awards that were granted under this Plan and does not limit the granting of awards. The Company will keep available at all times the number of shares reasonably required to satisfy its obligations to issue shares pursuant to such awards. Shares issued under the plan will be new shares.
RSUs are subjected to vesting, issuance and forfeiture conditions. Certain awards granted to date by the Group have a 3-year vesting period, in which 1/3 of the RSUs vest on each of the first, second and third anniversaries of the Vesting Commencement Date, subject to the plan participant continuously remaining at the Group, save in the event of death.
The shares provided under the RSUs awards are entitled for dividend rights and will be settled upon vesting. No rights of a shareholder are given to RSU holders until the RSUs are settled in shares of the Company.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

24	Restricted Stock Units ('RSUs') Awards (continued)
The table below summarizes the key conditions of the awards outstanding as at December 31, 2023:

Plan	Grant date	Vesting commencement date	Fair value at grant date (USD)	Total RSUs Awarded	Terminated RSUs	Vested RSUs
RSU EIP 2021	May 31, 2022	December 31, 2022	7.00	6,704,500	(883,979)	(4,001,455)
RSU Executive Plan 2022	November 16, 2022	January 31, 2023	3.63	781,620	(113,721)	(263,789)
RSU EIP 2022	December 1, 2022	January 31, 2023	3.10	889,620	(71,482)	(294,582)
RSU EIP 2023 February	February 1, 2023	February 28, 2023	3.41	20,375	(4,749)	(1,586)
RSU EIP 2023 March	March 1, 2023	March 31, 2023	3.81	705,267	(33,934)	(235,089)
RSU EIP 2023 June	June 21, 2023	July 31, 2023	3.95	16,710	—	(16,710)
RSU EIP 2023 August	August 10, 2023	August 31, 2023	3.99	24,327	—	(8,109)
RSU EIP 2023 October (a)	October 1, 2023	December 31, 2023	3.65	12,960	—	(4,320)
RSU EIP 2023 October (b)	October 1, 2023	July 31, 2024	3.65	240,000	—	—
RSU EIP 2023 December	December 1, 2023	December 31, 2023	3.06	1,791,921	—	(107,112)
				11,187,300	(1,107,865)	(4,932,752)
At December 31, 2023, 5.1 million RSUs remained unvested.
The RSU expense, excluding payroll taxes, for the year ended December 31, 2023 was €16.8 million (2022: €24.3 million, including a once-off RSU expense of €23.1 million related to awards following the Transaction) (2021: nil). The total fair value of the RSUs vested during the year ended December 31, 2023 was €7.5 million (2022: €5.9 million) (2021: nil).
The total unrecognized compensation cost related to outstanding RSUs as of December 31, 2023, including payroll and employee income tax, was €11.1 million (2022: €23.4 million). The unrecognized expense is expected to be recognized over a weighted average period of 1.1 years (2022: 1.3 years).

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

25	Financial instruments - fair values and risk management
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
Fair values
Fair values vs carrying amounts
The following are the fair values and carrying amounts of financial assets and liabilities in the Consolidated Statement of Financial Position:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	2023 € '000s	2023 € '000s	2022 € '000s	2022 € '000s
Assets
Loans receivable	95,809	95,809	25,524	25,524
Trade and other receivables	97,158	97,158	75,700	75,700
Regulatory deposits	11,951	11,951	11,809	11,809
Restricted cash	38,287	38,287	148,240	148,240
Cash and cash equivalents	241,923	241,923	254,778	254,778
Financial assets
Investments in non-listed equity instruments	174	174	1,781	1,781
Total	485,302	485,302	517,832	517,832

Liabilities
Derivative financial instruments	44,656	44,656	15,129	15,129
Trade and other payables	162,875	162,875	129,074	129,074
Lease liabilities	29,145	29,145	17,259	17,259
Deferred and contingent consideration	2,714	2,714	—	—
Interest-bearing loans and borrowings	87	87	1,203	1,203
Customer liabilities (at fair value through profit/loss)	67,592	67,592	50,246	50,246
Total	307,069	307,069	212,911	212,911

Net	178,233	178,233	304,921	304,921
Financial assets and liabilities included in the assets and associated liabilities held for sale, the details of which are disclosed in note 18, approximate their fair value.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

25	Financial instruments - fair values and risk management (continued)
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
Financial instruments carried at fair value through other comprehensive income
Investments in non-listed equity instruments (Level 3)
The Group holds non-controlling interest in entities. These investments were irrevocably designated at fair value through Other Comprehensive Income ("OCI") as the Group considers the investments to be strategic in nature.
The fair value of the remaining investment is determined based on a discounted cash flow valuation method. A fair value loss of €0.8 million was recognized in OCI in the current year relating to the investment.
Financial instruments carried at fair value through profit and loss
Derivative financial instruments (Level 3)
Customer Liabilities
Customer liabilities relating to open sports bets are fair valued as at year end to reflect the movement in odds between the date a bet was placed and the odds as at year end.
Funding and option arrangements
Option to sell B2B Division of DGC
In determining the fair value of the B2B Option as at December 31, 2023, the Group applied a valuation technique that takes into accounting the likelihood of occurrence of each event outlined in note 19, based on the Group and its legal counsel assessment of the probability of both conditions being met at each valuation date. This approach allows for a two-step process, which incorporates uncertainty around the satisfaction or not of each condition and the underlying B2B Division business risks using a Black Scholes model. The volatility was based on historical volatility of a group of comparable companies with a look back period equal to the time to expiry of the option at each valuation date. The B2B Option was categorized as a Level 3 instrument under the fair value hierarchy due to the non-observable inputs used in the valuation.
The fair value of the option liability as at December 31, 2023 was €42.6 million (2022: €15.1 million) and was recognized in the derivative financial instruments line within the liabilities of the Consolidated Statements of Financial Position. The change in fair value was recognized in the change in fair value of option line within the Consolidated Statement of Profit or Loss - see note 19 for details.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

25	Financial instruments - fair values and risk management (continued)
Financial instruments carried at fair value through profit and loss (continued)
Derivative financial instruments (Level 3) (continued)
Option to sell B2B Division of DGC (continued)
The key valuation assumptions as at December 31, 2023 and December 31, 2022 were as follows:

	2023	2022
Exercise price ($m)	4.3	3.2
Volatility	72.66%	59.17%
Time to expiration (years)	0.5	1.5
Risk-free rate	5.40%	4.57%
Probability of conditions being met	91%	58%
Financial instruments carried at amortized cost
Interest-bearing loans and borrowings
Analysis of loans and borrowings for the year ended December 31, 2023

Facility	Maturity	Interest rate	Currency	Facility amount
Other loans	On demand	0.00%	NGN	Unspecified
Other loans	On demand	0.00%	EUR	Unspecified

Analysis of loans and borrowings for the year ended December 31, 2022

Facility	Maturity	Interest rate	Currency	Facility amount
Financial institution loan	On demand	15.00%	ZAR	R75,032,000
Other loans	On demand	0.00%	EUR	Unspecified
Other loans	On demand	0.00%	NGN	Unspecified
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

25	Financial instruments - fair values and risk management (continued)
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
Customer funds are kept in dedicated accounts, separately from the Group’s operational bank accounts in order to ensure that their liability is met.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

25	Financial instruments - fair values and risk management (continued)
Liquidity risk (continued)
The following table shows the cash flows for financial liabilities.

	Carrying Amount € '000s	Contractual cash flows € '000s	less than1 year € '000s	1 - 2 years € '000s	3 - 5 years € '000s	Over 5 years € '000s
At December 31, 2023
Liabilities
Trade payables	80,512	80,512	80,512	—	—	—
Accruals[1]	79,150	79,150	79,150	—	—	—
Other payables	3,214	3,214	3,214	—	—	—
Customer liabilities (at fair value through profit/loss)	67,592	67,592	67,592	—	—	—
Lease liabilities	29,145	43,982	7,881	6,549	11,370	18,182
Deferred and contingent consideration	2,714	2,714	2,392	322	—	—
Derivative financial instruments[2]	44,656	44,656	42,600	2,056	—	—
Interest-bearing loans and borrowings - principal	87	87	87	—	—	—
Total	307,070	321,907	283,428	8,927	11,370	18,182

At December 31, 2022
Liabilities
Trade payables	63,735	63,735	63,735	—	—	—
Accruals[1]	63,465	63,465	63,465	—	—	—
Other payables	1,874	1,874	1,874	—	—	—
Customer liabilities (at fair value through profit/loss)	50,246	50,246	50,246	—	—	—
Lease liabilities	17,259	22,616	7,536	7,375	7,586	119
Derivative financial instruments	15,129	15,129	—	15,129	—	—
Interest-bearing loans and borrowings - principal	661	661	661	—	—	—
Interest-bearing loans and borrowings - interest	542	542	542	—	—	—
Total	212,911	218,268	188,059	22,504	7,586	119
1 Excludes gaming tax accruals
2 Derivative financial instruments will be settled by way of the conclusion of the option arrangements detailed in note 19. Refer to note 29 for more details of the sale of the B2B division of DGC.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

25	Financial instruments - fair values and risk management (continued)
Changes in liabilities arising from financing activities

	Interest-bearing loans and borrowings and deferred and contingent consideration € '000s	Lease liabilities € '000s	Total € '000s
At January 1, 2021	212,812	9,072	221,884
Cash outflows	(24,641)	(3,413)	(28,054)
Deferred consideration paid	(4,050)	—	(4,050)
Effects of movements in exchange rates	4,124	527	4,651
Disposals	—	(347)	(347)
New leases	—	1,311	1,311
Other	25	—	25
Increase in deferred consideration	15,161	—	15,161
Loans novated - share subscription	(202,625)	—	(202,625)
Arising from business combinations	10,741	8,602	19,343
Liabilities assumed on business combination	2,881	—	2,881
Loans novated	(12)	—	(12)
Loans waived	(2,808)	—	(2,808)
Interest	5,364	497	5,861
At December 31, 2021	16,972	16,249	33,221
Cash outflows	(26,679)	(8,222)	(34,901)
Loans assumed in connection with the shares repurchased (See note 23.1)	222,345	—	222,345
Payments related to the repurchased shares (See note 23.1)	(224,322)	—	(224,322)
Deferred consideration paid	(13,200)	—	(13,200)
Effects of movements in exchange rates	1,875	(306)	1,569
Disposals	—	(112)	(112)
New leases	—	8,024	8,024
Arising as a result of merger	671	—	671
Arising from business combinations	23,445	—	23,445
Liabilities assumed on business combination	—	671	671
Interest	96	955	1,051
At December 31, 2022	1,203	17,259	18,462
Cash inflows	18,594	—	18,594
Arising from business combinations	120,992	4,367	125,359
Increase in deferred consideration	2,714	—	2,714
Cash outflows	(139,436)	(7,526)	(146,962)
Effects of movements in exchange rates	(1,859)	(791)	(2,650)
Disposals	—	(341)	(341)
New leases	—	4,410	4,410
Lease modification	—	11,737	11,737
Transfer to Liabilities associated with assets held for Sale	—	(2,038)	(2,038)
Other	15	—	15
Interest	578	2,068	2,646
At December 31, 2023	2,801	29,145	31,946

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

25	Financial instruments - fair values and risk management (continued)
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
Credit risk also arises where cash and cash equivalents and restricted cash are deposited with banks or financial institutions. It is the Group’s policy to deposit funds only with reputable institutions with an acceptable credit rating, and to keep the position under review. Management do not consider there to be a concentration of credit risk within the Group as the cash equivalents and amounts receivable at year end are spread across a number of 3rd party suppliers across multiple locations. Additionally, cash and cash equivalents are kept deposited with banks or financial institutions with an acceptable credit rating and a stable outlook, thus mitigating the concentration risk.
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
As such, the majority of the Group’s outstanding receivables balance is with payment service providers (PSPs), some of which are global brands, and others are smaller and country specific. The Group considers these PSPs as financial institutions that have high credibility in the market and strong payment profiles.
The Group monitors trade and other receivables based on credit risk characteristics and aging of the receivables.
This is accomplished through weekly cash flow meetings where inflows from PSPs are reviewed, and on a monthly basis a ‘PSP aging report’ is assessed. This enables management to identify any settlements outstanding for more than a month and will then be raised for consideration of write offs. Management also considers current and forward-looking information based on publicly available information affecting the ability of the debtors to settle receivables, for example, news of a PSP declaring bankruptcy, experiencing fraud or financial difficulties, etc..
In relation to regulatory deposits, cash and cash equivalents and loans receivable, the credit risk is low and any required provision would be non-existent or immaterial.
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Group has exposure to various currencies, primarily ZAR, CAD, USD, GBP, GHS and NZD. Exchange rates are monitored by Group Finance on a monthly basis to ensure that adequate measures are taken if fluctuations increase.
The effect of a 10% change of foreign currency exchange rates of the Euro against these exposed currencies on the Group’s monetary financial assets and liabilities is not material.
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

26	Related party transactions
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

	2023 € '000s	2022 € '000s	2021 € '000s
Short term employee benefits	9,208	5,388	5,848
Restricted Stock Units ('RSUs') Awards	3,267	1,487	—
Post-employment pension and medical benefits	—	—	35
	12,475	6,875	5,883
Key management personnel services were also provided by Whitfield Management Limited. Amounts paid to Whitfield Management Limited for these services for the year ended December 31, 2023 amounted to €2.1 million (2022: €2.2 million; 2021: €1.6 million).

27	Commitments and contingencies
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
Jumpman is subject to an assessment from the HMRC totaling £21.5 million in respect of Remote Gaming Duty ("RGD") from 2018 to 2022. Jumpman has appealed the assessment. The Group does not consider it probable that the assessments will ultimately be payable, and as such, no provision has been made. In the event of an unfavorable judgment, the Company will pursue further appeals until all appeal options have been exhausted.
Legal contingencies
The business is party to pending litigation in various jurisdictions and with various plaintiffs in the normal course of business, including claims from customers within such jurisdictions as Austria, Germany and the Netherlands. The Group takes legal advice as to the likelihood of success of claims and counterclaims. No provision is recorded where, due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings can be determined.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

27	Commitments and contingencies (continued)
St. Pancras lease agreement
In September 2022, the Group entered into a lease agreement with approximately €86 million of commitments, which had not commenced as of December 31, 2023, and as such, has not been recognized in the Consolidated Statement of Financial Position. The agreement has a lease term of 15 years and it is expected to commence in July 2024, when the necessary leasehold improvements to put the rented space in condition for the Group usage are concluded.
The Group is liable for the expenditures related to the leasehold improvements, which are estimated to be €17 million (included in the total commitments of €86 million) and will be incurred subsequent to the rented space being available for Group usage. As at December 31, 2023, no material leasehold improvements have been completed or disbursed. The leasehold improvements will entitle the Group to a rent free period up to 12 months and the first lease payment is expected for April 2025.

28	Subsidiaries
The table below includes the Company’s principal subsidiaries as at December 31, 2023, determined as either contributing to 10% or more of the Group assets or revenues. The Company has other subsidiaries, but the assets and revenues did not exceed 10% of the Group’s consolidated assets or revenues for the year ended December 31, 2023:

Name	% Equity interest	Country of incorporation	Nature of business
Raging River Trading (Pty) Ltd	100%	South Africa	Licensed Western Cape Gambling and Racing Board ('WCGB') / software development
Baytree Interactive Limited	100%	Guernsey	Licensed with the Kahnawake Gaming Commission ('KGC')
Betway Limited	99.9996%	Malta	Licensed with the MGA
Certain subsidiary entities of the Group are not wholly-owned. Apart from the closing balance of non-controlling interest of Verno, resulting from the balance at acquisition discussed in note 4, management has assessed the values of the non-controlling interests (‘NCI’) in these instances and determined them to be immaterial.

29	Subsequent events
Sale of B2B Division of DGC
On February 1, 2024, Mahi obtained the final necessary gaming approval and fulfilled the last condition for the exercise of the B2B Option (see note 19 for further details). The option was exercised and the sale of the B2B Division of DGC was completed on the same day.
The B2B business was disposed of for an amended consideration of $12.9 million, of which $10 million was received and $2.9 million deferred to October 31, 2024. The transaction resulted in a gain on disposal being recognized in the first quarter of 2024.
Loans receivable
The Group has made additional disbursements in connection with the loan agreement with Apricot totaling €10.0 million (see note 14). The total amount disbursed by the Group, including the amounts previously disbursed in the year ended December 31, 2023, have reached the maximum of €98.0 million set forth in the loan agreement.