Form 20-F
period 2024-12-31
Super Group (SGHC) Ltd
filed 2025-04-03
CIK 1878057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2024, the issuer had 503,407,783 ordinary shares outstanding.
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
•the impact of seasonality effects;
•business disruptions, including natural disasters, outbreaks of epidemic or pandemic disease and their impact on our business;
•failure to retain key personnel;
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
•any failure of our information technology systems, management processes and data security;
•our ability to meet our working capital and capital expenditure requirements and obligations;
•our growth strategies;
•our marketing strategies and plans;
•future acquisitions;
•the recognition of business combinations and acquisitions within our financial results;
•uncertainties regarding development and adoption of advanced technologies, including artificial intelligence;
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

MARKET AND INDUSTRY DATA

In this Report we present industry data, information and statistics regarding the markets in which we compete, as well as statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data. Such information is supplemented where necessary with our internal estimates, taking into account publicly available information about other industry participants and the judgment of our management where information is not publicly available. This information appears in “Business” and other sections of this Report.
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
•The success of our business depends on the quality of our strategy and our ability to execute on it.
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
•Failure to attract, retain and motivate key personnel may adversely affect our ability to compete, and the loss of key personnel could have a material adverse effect on our business, financial condition and results of operations.
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
•The requirements of being a public company, including compliance with the requirements of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act') and maintaining effective internal controls over financial reporting, may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses associated with being a public company may be greater than we anticipate.
•Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business as a public company.
•We remediated our previously identified material weakness and although we are taking steps to maintain effective internal controls, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.
•Economic downturns, abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations, reductions in discretionary consumer spending and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.
•Our business includes significant international operations, and we are exposed to foreign currency transaction and translation risks. As a result, changes in the valuation of any major currency in which we conduct business in relation to other currencies could have negative effects on our profitability and financial position.
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
•We are party to pending litigation, regulatory and tax audits as well as open tax assessments in various jurisdictions and with various plaintiffs, and, we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.
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
•We make use of artificial intelligence, including machine learning, and other data science and analytics techniques and technologies throughout our business and attempt to integrate these into customer-facing systems in ways that may have significant effects on our revenues and profits. The nature of such systems is that their outcomes cannot always be predicted and, therefore, our operating performance in one period is not a guarantee of future performance in a subsequent period.
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
•Because we are incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the United States ("U.S.") courts may be limited.

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
In the short term, for online casino wagering and online sports wagering, the element of chance may affect win rates (hold rates); these win rates, particularly for online sports wagering, may also be affected in the short term by factors that are largely beyond our control, such as unanticipated event outcomes, a customer’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of customers, the volume of wagers placed and the amount of time spent gambling. For online casino games, it is possible a random number generator outcome or game will malfunction or is otherwise misprogrammed to pay out wins in excess of the game’s mathematical design and award errant prizes. Factors that are nominally within our control, such as the level of incentives, also called bonuses or comps given to customers, might, for various reasons both within and beyond our control, not be well-controlled and hence in turn might impact win rates. For online sports wagering, it is possible that our platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are highly favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers and risk managers are capable of human error, so even if our wagering products are subject to a capped payout, significant volatility can occur. Similarly, inadvertently over-incentivizing customers can convert a sports wager or casino game that would otherwise have been expected to be profitable for us into one with a positive expectation for the player.
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
A key pillar of our strategy is optimizing our global footprint and customer base through scaling key existing markets and investing in new markets where there is a reasonable path to sustainable profitability. However, entry, expansion and scalability depend on evolving regulatory frameworks, licensing approvals, and compliance with jurisdiction-specific requirements. Some jurisdictions impose strict licensing conditions, high compliance costs, or advertising restrictions, and there is no guarantee we will obtain or renew licenses on favorable terms. Additionally, in certain markets, we may be required to partner with local entities, exposing us to risks related to third-party performance and regulatory compliance. If we cannot successfully navigate licensing processes or adapt to regulatory changes, our ability to expand our global footprint could be significantly impacted.
Our ability to successfully execute our brand awareness strategy depends on effectively securing, managing, and optimizing marketing partnerships, sponsorships, and “affiliate” driven marketing strategies. As a global, online, sports-led betting brand, Betway relies on high-profile sponsorship agreements with teams such as the Chicago Bulls, Cleveland Cavaliers, Golden State Warriors, and West Ham United to drive customer acquisition and market visibility. However, executing this strategy requires navigating complex negotiations, maintaining long-term relationships, and ensuring compliance with evolving regulatory requirements. Restrictions on gambling-related advertising and sponsorships in certain jurisdictions may limit the effectiveness of these partnerships, and failure to renew agreements, expand our sponsorship portfolio, or differentiate our brand from competitors could weaken our ability to attract and retain customers. In certain markets, we rely on “affiliate” driven marketing strategies, particularly for Spin, our multi-brand online casino portfolio, which is designed to capture additional market share where large-scale advertising is less effective. The successful execution of this strategy depends on our ability to maintain strong “affiliate” relationships, adapt to evolving marketing regulations, and optimize brand positioning across multiple channels. If we fail to effectively manage our sponsorships and “affiliate” network, adjust to regulatory changes, or allocate marketing resources efficiently, our ability to execute our brand awareness strategy, attract customers, and sustain growth may be impacted.
Another core element of our strategy is leveraging proprietary data analytics and technology to enhance customer engagement, responsible gaming, and operational efficiency. Our systems analyze customer behavior in real time to deliver personalized interactions, identify potential responsible gaming risks, and optimize fraud prevention. However, this strategy assumes our data is accurate, regulatory conditions remain stable, and our technology remains adaptable. If our analytics prove unreliable, or if new regulatory or data privacy laws limit our ability to collect and process information, we may be unable to fully optimize customer engagement or mitigate operational risks.
Additionally, our strategy balances centralized operational efficiencies with localized market adaptation. While we believe centralization benefits areas such as technology, fraud detection, compliance, and risk management, certain jurisdictions require localized customer service, marketing, and payment processing solutions. If we fail to strike the right balance, our ability to effectively serve customers, meet regulatory requirements, and maintain operational efficiency may be affected.
Our business strategy depends on multiple assumptions, including that regulatory conditions will remain favorable, market demand will continue to grow, and our operational infrastructure can scale to support further expansion. These assumptions rely on publicly available and internally gathered data, which may be incomplete, inaccurate, or misinterpreted. Even if our strategy is sound, we may lack the resources, personnel, or infrastructure to execute it successfully. If any of our key assumptions prove incorrect, or if we fail to adapt to evolving industry conditions, regulatory changes, or competitive pressures, our business, financial condition, and results of operations could be materially and adversely affected.
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
The specific industries in which we operate are characterized by dynamic customer demand and technological advances, including artificial intelligence, the ability to accept digital currency and there is intense competition among online gaming and entertainment providers. A number of established, well-financed companies producing online gaming and/or interactive entertainment products and services compete with our offerings, and other well-capitalized companies may introduce competitive services. Such competitors may spend more money and time on developing and testing products and services, undertake more extensive marketing campaigns, utilize new or developing technologies, including artificial intelligence and digital currency, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than ours, which could negatively impact our business. Our competitors may also develop products, features, or services that are similar to ours or that achieve greater market acceptance. Our competitors may integrate emerging payment technologies, including digital currencies, other emerging or alternative payment methods that we do not currently support. In the event such methods become popular among customers, failure to integrate such emerging payment methods, in a timely manner or at all, or anticipate consumer behavior changes could reduce the attractiveness of our offering. Furthermore, new competitors, whether licensed or not, may enter the online gaming industry. There has also been considerable consolidation among competitors in the entertainment, betting and gaming industries and such consolidation and future consolidation could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share, expand offerings and broaden their geographic scope of operations. If we are not able to maintain or improve our market shares, or if our offerings do not continue to be popular, our business could suffer. Given the long history of development in the artificial intelligence sector, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our own artificial intelligence products.
Our results of operations may fluctuate due to seasonality and other factors and, therefore, our periodic operating results will not guarantee our future performance.
Although the sporting calendar is year-round, there is seasonality in sporting events that may impact our operations. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions and those competitions will often have different sporting calendars. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause increases in our revenues, and their own respective off-seasons, which may cause decreases in our revenues. Certain sports only hold events during portions of the calendar year. For example, our revenues are significantly impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, major American sports leagues, marquee horse racing events and major professional tennis tournaments. Our revenues may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup, or the cancellation or postponement of sporting events. Similarly, we believe that there is some evidence that seasonality in casino gaming may occur at the time of certain major national holidays and/or vacation periods and hence it may occur that revenues and cash flow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities. Such fluctuations and uncertainties may negatively impact our cash flows.
Failure to attract, retain and motivate key personnel may adversely affect our ability to compete, and the loss of key personnel could have a material adverse effect on our business, financial condition and results of operations.
Our success depends on the leadership and expertise of our senior management and other key personnel across technical, operational, marketing, and management functions. The ability to attract, develop, and retain such key personnel is critical to executing our strategic objectives, maintaining operational stability, and supporting our continued growth. The loss of any key personnel, particularly members of senior management, could disrupt our business, result in the loss of institutional knowledge, and have a material adverse effect on our business, financial condition, and results of operations.
We operate in a competitive labor market, and there is no assurance that we will be able to attract or retain the highly skilled personnel necessary for our business. If we fail to recruit or retain key personnel, our ability to execute critical business functions, drive innovation, and manage regulatory and compliance requirements may be impaired. Furthermore, our compensation strategy includes equity-based incentives, the effectiveness of which may be diminished if our share price declines or experiences significant volatility, potentially impacting employee retention and motivation.
Additionally, the unexpected departure, incapacity or death of any key personnel, particularly senior executives, could have a destabilizing effect on our operations. Negative market or industry perception associated with such departures may further compound these risks, potentially affecting investor confidence, regulatory relationships, and business counterparties. If we are unable to effectively manage leadership transitions, identify and onboard qualified replacements, or mitigate the operational and reputational risks associated with the loss of key personnel, our business, financial condition, and results of operations could be materially and adversely affected.
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
We make use of artificial intelligence, including machine learning, and other data science and analytics techniques and technologies throughout our business and attempt to integrate these into customer-facing systems in ways that may have significant effects on our revenues and profits. The nature of such systems is that their outcomes cannot always be predicted and, therefore, our operating performance in one period is not a guarantee of future performance in a subsequent period.
We use artificial intelligence, including machine learning, and data science and analytics methodologies and techniques in seeking to understand individual customer preferences and attributes and to detect fraud and manage risk. Artificial intelligence and machine learning systems may create flawed, incomplete, or inaccurate outputs, some of which may appear correct, and these technologies can evolve over time. If we fail to implement or maintain adequate controls over such systems, then such systems could produce outcomes that adversely affect our results of operations.
Our artificial intelligence, including machine learning, and data science and analytics models are designed to analyze data attributes in order to identify complex transaction and behavior patterns. We do this for a number of purposes, including but not limited to fraud detection, determination of when and how to intervene in customer wagering activity for responsible gaming purposes, generation of personalized wagering and game recommendations in order to remove customer interface friction, and generation of personalized incentives (or disincentives, as the case may be) designed to optimize customer satisfaction, enjoyment and profitability. Our ability to continuously train and/or improve our artificial intelligence, including machine learning, and related systems will have material impacts on our revenues, especially as methods of committing fraud evolve and become more sophisticated and as competitors, who are also implementing or will likely implement artificial intelligence into their operations, become better at evaluating, incentivizing and interacting with customers. However, it is possible that these systems may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate or flawed assumptions, logic or other errors made in building or training such systems, incorrect interpretations of the results of such systems, increased fraud sophistication beyond the capabilities of such systems, the emergence of very high value but very low volume or short-term transient risks that models of this nature might struggle to detect, "poisoning" of the underlying logic or inputs, and failure to timely update system assumptions and parameters timeously. Further, the successful performance of our artificial intelligence, including machine learning, and data science and analytics models relies on the ability to constantly review and process large amounts of transactions and other data.
As a result of the complexity and rapid development of artificial intelligence, it is also the subject of evolving review by various governmental and regulatory agencies around the world. Various jurisdictions are applying, or are considering applying, their intellectual property, cybersecurity, data protection, and other laws to artificial intelligence and/or are considering or have proposed general legal frameworks on artificial intelligence. We may not always be able to anticipate how to respond to these frameworks given they are still rapidly evolving. Given the current unsettled nature of the legal and regulatory environment surrounding artificial intelligence, our artificial intelligence features and our use, training, and implementation of artificial intelligence could subject us to new or enhanced governmental or regulatory scrutiny, product restrictions, social and ethical issues, negative consumer perceptions and reputational harm, intellectual property disputes, compliance costs, and other issues, including issues related to cybersecurity and data privacy. artificial intelligence-related regulations may develop at different rates and inconsistently across jurisdictions and require us to expend significant resources or cause delays or disruptions to our offerings.
If we are unable to attract new customers or retain existing customers, or if our systems for capturing and processing data were to degrade or fail in any way, then the amount of data reviewed and processed by our artificial intelligence, including machine learning, and data science and analytics models will be reduced or fail to grow at a pace that will allow us to continue to improve the efficiency of our models, which may reduce the accuracy of such systems. Additionally, such systems may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud that are difficult to detect using these technologies and do not lend themselves well to risk-based analysis. Errors or inaccuracies in such artificial intelligence, including machine learning, and data science and analytics models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations.

We rely on third-party providers to validate the identity and identify the location of our users, and if such providers fail to perform adequately or provide accurate information or we do not maintain business relationships with them, our business, financial condition and results of operations could be adversely affected.
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

We rely on third-party payment processors to process deposits and withdrawals made by our users, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition and results of operations could be adversely affected.
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
Where our payments are made by credit card, debit card or through other third-party payment services, this subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to customers that may be subject to additional regulations and risks and/or may incur higher transaction charges. We are also subject to a number of other laws and regulations relating to the payments we accept from our customers, including with respect to money laundering, money transfers, privacy and information security. Although we have implemented processes and have dedicated teams to ensure compliance with applicable rules and regulations, there have in the past, and there may be in the future, incidences where certain relevant information relating to “know your customer” (“KYC”) and/or anti-money laundering (“AML”) is not detected or established. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and we may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to our customers. If any of these events were to occur, our business, financial condition, results of operations and prospects could be adversely affected.
For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the U.S. and numerous state and local agencies who may define money transmitter differently. For example, certain U.S. states may have a more expansive view of who qualifies as a money transmitter. Additionally, we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the various regulations and regulators governing our business that we are subject to will expand as well. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.
Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might prohibit us from providing certain offerings to some customers, be costly to implement or difficult to follow. We have agreed to reimburse our payment processors for fines that are assessed by payment card networks if we or our customers violate these rules. Any of the foregoing risks could adversely affect our regulatory licensure, business, financial condition, results of operations and prospects.
Additionally, outages in our connectivity with our payment processors or their connectivity with downstream processors and networks might inhibit our ability to successfully process deposits and withdrawals on behalf of our customers. Errors in any of these systems may cause transactions to be processed multiple times or not at all, which may in turn result in customers being overcharged, overpaid or not paying us. Overcharging customers might result in disputed transactions, returns or chargebacks which might in turn jeopardize our relationships with our payment processors and potentially lead to fines and additional transaction costs or even the termination of our relationships with our payment processors or customers. If we do not detect these errors timeously then we might over-credit to or under-deduct from our customers’ sports betting or casino accounts which might in turn result in customers being inadvertently given risk-free opportunities to gamble and thereby potentially win even larger amounts. We cannot guarantee that we will detect such outages or errors timeously nor that we will be able to recover any resulting losses from customers or third-party providers. Any attempts by us to recover such losses from our customers may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, any such outages or errors could harm our reputation, business, financial condition, results of operations, cash flows and prospects.
Furthermore, if any of our payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the sometimes unique benefits and features of different payment options, an exact replacement might not be possible and we may not be able to secure similar terms or benefits or features or replace such payment processors in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our payment processors, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.
We rely on third-party service providers for components of our marketing and customer communications processes and systems. Failures or outages in these systems may inhibit our ability to acquire new customers or retain existing customers.
If any of our marketing and customer communications providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Replicating our existing marketing and customer communications systems might not be possible and we may not be able to secure similar terms or benefits or features or replace such systems in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our marketing and customer communications providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.
We rely on other third-party service providers for the design, development and maintenance of our games and sports betting product platforms, and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.
We rely on third-party providers for nearly all of our casino games and sports betting platforms, including their design, development and maintenance. In the past, outages and errors in these systems have resulted in game unavailability, inhibited or delayed wagering, and erroneous payouts, including instances where games produced positive expected returns for customers and financial losses for us. We cannot be certain that we will always detect such outages and errors timeously nor that we will be able to recover any losses resulting from errors either from customers or third-party providers. Any outages or attempts by us to recover such losses from errors from our customers may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, any such outages and errors could harm our reputation, business and operating results.
Furthermore, if any of our casino game suppliers or our third-party sports betting product platform providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the unique design of each casino game and sports betting platforms, exact replacement would not be possible and we may not be able to secure similar terms or product features or extent of product range or replace such providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our third-party casino game supplier partners or our sports betting product platform providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.
We also rely on third-party sportsbook technology providers with whom we have long-term relationships. We have agreements with Apricot Investments Limited (“Apricot”), one of the leading gaming software and content providers, for the exclusive provision of the Apricot sportsbook software and Player Account Management (“PAM”) system in a number of our most significant markets. We have conditionally agreed to purchase the sportsbook software (excluding the PAM system), see Item 4.B "Business Overview—Betway’s sports betting products. However, pending the completion of this transaction, we continue to rely on the exclusive license granted by Apricot.

Apricot supplies a significant portion of the casino games available for play across all our websites and apps. Any disruption in or termination of these relationships could harm our strategic growth.
We also rely on third-party sports data providers, and any error from these data providers may impact our sports betting operations and our business, financial condition and results of operations could be adversely affected.
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
We rely on outsourced service providers, and any failure by these providers to perform as expected could adversely affect our business, financial condition, and results of operations.
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
We license the Betway brand for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend, to a third party for use in China. A decline in such third-party operators’ financial performance or a termination of the brand licenses by such third parties could have an adverse effect on our business.
We license the Betway brand for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend to a third-party operator for use in China. Our financial performance depends in part on maintaining our licenses with this third-party operator. Fees earned from third-party operators accounted for 1.1% of our total revenue for the year ended December 31, 2024. A decline in such third-party operator’s financial performance, competition from competitors or a deterioration in our relationships for other reasons could lead to termination of the brand licenses by such third-party operators, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.
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
In some regions and for some brands or products we may rely extensively on independent third-party marketers, known as “affiliates” marketers. “Affiliates” is an industry term that describes independent third parties which assist us in acquiring new customers and which are generally paid on a revenue-share or cost-per-acquisition basis. Despite the word “affiliate”, these are independent parties that are not otherwise affiliated with us. Notwithstanding that in some jurisdictions for license purposes we are deemed to control these “affiliates” marketers, their actions in the marketing of our brands are not directly within our control and hence actions, errors, omissions or intentional malfeasance on their part may cause damage to our brands, our business, our prospects and our financial results before we are able to detect such actions, errors, omissions or intentional malfeasance and/or do anything to mitigate the effects thereof. In particular, we can be held accountable by regulatory authorities for actions by such third parties in contravention of our license in a given jurisdiction, which in turn may lead to fines, license suspension, loss of license or other censure, which may in turn harm our business, our prospects and/or our financial performance. Our agreements with such marketers are sometimes such that we are obliged to pay them an ongoing share of revenues derived from customers that they introduce to us, or sometimes such that we are required to pay them a “cost per acquisition” capitation fee for each customer introduced, or sometimes a combination of both. Such third-party “affiliates” are under no obligation to continue introducing customers to us, but we may be obliged to continue to pay them future revenue shares where applicable nonetheless. Our lack of control over such marketers also means that if, for any reason, their effectiveness or ability to introduce us to new customers deteriorates then we may have no ability to mitigate or reverse the loss of new customers from this channel. Such marketers may also in certain circumstances have some degree of ongoing influence over the customers that they introduce to us, and hence may be able to subsequently entice such customers away from our brands if they choose to do so.
In some regions and for some brands we may make use of search engine marketing ("SEM", which is the purchase of advertising against keywords on search engines) and search engine optimization ("SEO", which is the adaptation of our websites and employment of other techniques in order to achieve more favorable rankings when customers search for gambling-related keywords on search engines). Search engines such as Google regularly change their internal proprietary and confidential algorithms by which SEM and SEO operate and typically do so in ways that are not predictable as to timing or effect. If we fail to adapt our marketing methods to these changes or if our competitors do so better than we do then our business, financial condition, results of operations, cash flows and prospects may suffer. Search engines such as Google typically only allow the purchase of advertising against gambling-related keywords by licensed operators in explicitly regulated markets. Accordingly, in markets that are not explicitly regulated but where we are nonetheless legally able to trade, such as Canada outside of Ontario, search engines typically do not allow the purchase of advertising against gambling-related keywords by online gaming operators. While we adhere to this restriction, we cannot be certain that less scrupulous competitors will do the same. If such competitors are able to evade restrictions in such markets, then our ability to acquire new customers may be hampered in those markets as a result. Similarly, search engines typically place restrictions on the manner in which entities or persons who are not the holders of a trademark may advertise against keywords relating to that trademark. If competitors are able to evade restrictions in this regard, then our ability to acquire and retain customers may be hampered as a result.
Several of our marketing channels rely on being able to successfully track customers across different websites and apps and/or to augment our own data with additional marketing data for purposes of measuring and monitoring the effectiveness of our marketing campaigns and/or effectively adapting or executing on our marketing campaigns. The ability to do this is becoming increasingly difficult due to changes in legislation in some jurisdictions, technology platform provider offerings such as Google and Apple, and consumer resistance. For example, major technology platforms on which we rely to gather information about customers have taken steps to restrict such tracking and augmentation and we expect that further restrictions may be added in future. In addition, legislative proposals and present laws and regulations regulate the use of cookies and other tracking technologies, electronic communications, and marketing. For example, in the European Economic Area (“EEA”) and the United Kingdom ("UK"), regulators are increasingly focusing on compliance with requirements related to the targeted advertising ecosystem. European regulators have issued significant fines in certain circumstances where the regulators alleged that appropriate consent was not obtained in connection with targeted advertising activities. It is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which may require us to make significant operational changes. In the United States, the California Consumer Privacy Act, as amended (“CCPA”) for example, grants California residents the right to opt-out of a company’s sharing of personal data for advertising purposes in exchange for money or other valuable consideration, and requires covered businesses to honor user-enabled browser signals from the Global Privacy Control.
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
Our growth prospects may suffer if we are unable to develop successful offerings or if we fail to pursue additional offerings. In addition, if we fail to make the right investment decisions in our offerings and technology, including artificial intelligence, we may not attract and retain customers and partners, and our revenue and results of operations may decline.
The industries in which we operate are subject to rapid and frequent changes in standards, technologies, products and service offerings, as well as in customer demands, expectations and regulations. We must continuously make decisions regarding in which offerings and technology, including artificial intelligence we should invest to meet customer demand in compliance with evolving industry standards and regulatory requirements and we must continually introduce and successfully market new and innovative technologies, offerings and enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. Our ability to engage, retain, and increase our customer base and to increase our revenue will depend on our ability to successfully create new offerings, both independently and together with third parties. We may introduce significant changes to our existing technology and offerings or develop and introduce new and unproven products and services, with which we have little or no prior development or operating experience. The process of developing new offerings and systems is inherently complex and uncertain, and new offerings may not be well received by customers, even if well-reviewed and of high quality. If we are unable to develop technology and products that address customers’ needs or enhance and improve our existing technology and offerings in a timely manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
Public opinion can significantly influence our business. Unfavorable publicity regarding, us, our product changes, product quality, litigation, or regulatory activity, or regarding the actions of third parties with whom we have relationships or the underlying sports (including declining popularity of the sports or athletes) could harm our reputation. In addition, a negative shift in the perception of sports betting and online casino gaming by the public or by politicians, lobbyists or others could affect future legislation of sports betting and online casino gaming, which could cause jurisdictions to impose new restrictions on or prohibit sports betting or online casino gaming in jurisdictions in which we currently operate. Furthermore, illegal betting activity by athletes could result in negative publicity for our industry and could harm our brand reputation. Negative public perception could also cause jurisdictions to abandon current plans or proposals to legalize sports betting and online casino gaming, thereby limiting our future growth potential. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customer base and result in decreased revenue or slower customer growth rates, which could harm our business.
Fraud, corruption or negligence related to sports events, of any sort, whether by or involving our employees or not, may adversely affect our business, financial condition and results of operations and negatively impact our reputation.
Our reputation and the strength of our brand are key competitive strengths. To the extent that the sports and sports betting industry as a whole or the Company, relative to its competitors, suffers a loss in credibility, our business will be significantly impacted. Factors that could potentially have an impact in this regard include fraud, corruption or negligence related to sports events, including as a result of actual, attempted or alleged match fixing, whether this involves our employees or not. Damage to reputation and credibility could have a material adverse impact on our regulatory licensure, business, financial condition and results of operations.
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
Other potential sources of financial loss to our business may include attempts in contravention of our terms and conditions to exploit incentives, also called bonuses or comps, in conjunction with certain casino game design features or arbitrage sports bets in order to obtain positive expectation for the customer as well as attempts by individual customers to register multiple accounts in order to claim or receive incentives, also called bonuses or comps, multiple times or to disguise collusive betting patterns in order to evade betting limits or to exploit profitable arbitrage betting opportunities. Similar activities might be undertaken by syndicates acting in concert.
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

We rely on strategic relationships with land-based casinos, sports teams, local licensing partners and advertisers in order to be able to offer and market our products in the U.S. and elsewhere . If we cannot maintain these relationships and establish additional relationships, our business, financial condition and results of operations could be adversely affected.
Under some U.S. states’ gaming laws, online betting is limited to a finite number of retail operators, such as casinos, tribes or tracks, who own a “skin” or “skins” under that state’s law. A “skin” is a legally-authorized license from a state to offer online betting services provided by a casino. The “skin” provides a market access opportunity for mobile operators to operate in the jurisdiction pending licensure and other required approvals by the state’s regulator. The entities that control those “skins”, and the numbers of “skins” available, are typically determined by a state’s gaming laws. In January, 2023, we completed the acquisition of Digital Gaming Corporation Limited (“DGC”), which is the parent company of Digital Gaming Corporation USA (“DGC USA”). DGC USA held the exclusive license to use the Betway brand in the United States. Following an extensive internal review, DGC announced in July 2024 that it would undertake an exit plan for its sportsbook product in all of the nine U.S. states in which it was live. This exit process has been completed, and therefore DGC no longer offers any sports betting products in the U.S.
DGC continued to offer casino games in Pennsylvania and New Jersey, under the Betway and Jackpot City licenses in 2024. This offering continues in 2025, with a rebrand from Betway to Spin Palace in March 2025.
In these jurisdictions, DGC USA currently relies on a casino, tribe or track in order to get a “skin.” These “skins” are what allows DGC USA to gain access to jurisdictions where online operators are required to have a retail relationship. If we cannot establish, renew or manage our land-based international or U.S. relationships, they could terminate and we would not be allowed to operate in those jurisdictions until we enter into new relationships, which might not be possible if no other potential operators are available or wiling to partner with us, or could be at significantly higher cost. As a result, our business, financial condition and results of operations could be adversely affected.
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
Our fixed-odds betting products involve betting where winnings are paid on the basis of the stake placed and the odds quoted. Odds are determined with the objective of providing an average return to the bookmaker over a large number of events and therefore, over the long term, our gross win percentage has remained reasonably in line with expectations. However, there can be significant variation in gross win percentage event-by-event and day-by-day. We have systems and controls that seek to reduce the risk of daily losses occurring on a gross-win basis, but there can be no assurance that these will be effective in reducing our exposure, and consequently our exposure to this risk in the future. This is particularly true in respect of parlay or accumulator wagers, where multiple individual wagers are combined into one to create the possibility of significant aggregate payouts. As a result, in the short term, there is less certainty of generating a positive gross win percentage, and we may experience (and we have from time to time experienced) significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an event or betting outcome or series of events or betting outcomes or if a number of parlay or accumulator wagers are successful. Odds compilers and risk managers are capable of human error, thus even allowing for the fact that a number of betting products are subject to capped pay-outs, significant volatility can occur. In some markets we rely on third-party odds compilers and risk managers and hence do not always have real-time oversight of their activities. In certain instances it is possible for customers to engage in positive expectation arbitrage betting which we might not always be able to detect. It is also possible for customers to exploit incentives, also called bonuses or comps, for positive expectation for the customer and we might not always be able to detect or otherwise to prevent this even when we do detect it. In addition, it is possible that there may be such a high volume of trading during any particular period that even automated systems would be unable to address and eradicate all risks. Any significant losses on a gross-win basis could have an adverse effect on our business, financial condition and results of operations. In addition, if a jurisdiction where we hold or wish to apply for a license imposes a high turnover tax for betting (as opposed to a gross-win tax), this too would impact profitability, particularly with high value/low margin bets, and likewise have a material adverse effect on our business.
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
As a public company, we are subject to the reporting requirements of the Exchange Act and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the New York Stock Exchange ("NYSE"), including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome, and our management and other personnel devote a substantial amount of time to these activities. Moreover, these rules and regulations have increased our historical legal and financial compliance costs and made some activities more time-consuming and costly. For example, these rules and regulations have made it more expensive for us to obtain director and officer liability insurance than we obtained as a private company. In particular, we have incurred and will continue to incur significant expenses and devote substantial management efforts toward ensuring compliance with Section 404 of the Sarbanes-Oxley Act. We have needed to hire additional accounting and financial staff, and engage outside consultants, with appropriate public company experience and technical accounting knowledge and maintain a larger internal audit function, which has increased our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation to our directors, officers and employees to maintain alignment to that of other public companies, which would increase our general and administrative expenses and could adversely affect our profitability. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.
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
The Company has previously identified material weaknesses. See the risk factor “We remediated our previously identified material weakness and although we are taking steps to maintain effective internal controls, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses” below.
Furthermore, investor perceptions of us may suffer if additional deficiencies are found in our internal control over financial reporting, and this could cause a decline in the market price of our shares and accordingly our overall business. Regardless of compliance with Section 404, our failure to remediate the material weakness which has been identified or any additional failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our business, financial condition, liquidity, results of operation, cash flows or prospects and could result in an adverse opinion on our internal controls over financial reporting from our independent registered public accounting firm.
We remediated our previously identified material weakness and although we are taking steps to maintain effective internal controls, there is no assurance we will be successful in doing so in a timely manner, or at all, and we may identify other material weaknesses.
The Company had previously identified a material weakness in internal control over financial reporting that was described in Management’s Annual Report on Internal Control Over Financial Reporting, which was included in the Company's Form 20-F for the year ended December 31, 2023, together with measures being undertaken in order to remediate the material weakness.
For the year ended December 31, 2023, we identified a material weakness related to retaining sufficient contemporaneous documentation to demonstrate the operation of the review controls over the forecasts used in performing the annual impairment test of goodwill of the DGC cash generating unit and in the purchase price allocation upon acquisition of DGC on January 1, 2023. This was disclosed in Form 20-F filed to the Securities and Exchange Commission on April 25, 2024.
We have undertaken measures to remediate this material weakness, with the oversight of the Audit Committee and the board of directors, including implementation of additional policies and procedures regarding review of the forecasts used in performing the impairment test.
Our management has concluded that the above material weakness has been remediated as of December 31, 2024.
Management continues to implement measures designed to strengthen our controls. Assessing our procedures to improve our internal control over financial reporting is an ongoing process. We can provide no assurance that we will not have material weaknesses in the future. Any material weaknesses we identify could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.
Our business includes significant international operations, and we are exposed to foreign currency transaction and translation risks. As a result, changes in the valuation of any major currency with which we conduct business in relation to other currencies could have positive or negative effects on our profitability and financial position.
Our global operations are likely to expose us to foreign currency transaction and translation risks. Currency transaction risk occurs in conjunction with purchases and sales of products and services that are made in currencies other than the local currency of the subsidiary involved, for example if the parent company pays, or transfers British pound sterling to a subsidiary in order to fund its expenses in local currencies. Currency translation risks occur when the income statement and balance sheet of a foreign subsidiary is converted into currencies other than the local currency of the company involved, for example when the results of these subsidiaries are consolidated in the results of a parent company with a different reporting currency.

Due to our international operations, a significant portion of our business is denominated in foreign currencies. As a result, fluctuations in foreign currency and exchange rates may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn affects our consolidated revenue. Currencies may be affected by internal factors, general economic conditions and external developments in other countries, all of which can have an adverse impact on a country’s currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transactions in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the respective local currency may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.
Our business and results of operations may be adversely affected by political, economic and social instability risks, currency restrictions and devaluation, and various local laws associated with doing business in countries in emerging economies, including in South America, Africa and Asia.
We derive a portion of our revenue from our transactions in countries categorized as emerging economies, including countries in South America, Africa and Asia, and we expect to continue to grow our operations in these regions. As such, our business is subject to the various political, social, economic, fiscal and monetary policies and factors that affect companies operating in emerging economies, which could have a significant effect on our business, financial condition, results of operations and prospects. While certain emerging economies feature developed and sophisticated business sectors and financial and legal infrastructure at the core of their economy, they are also affected by socio-economic challenges such as high levels of unemployment, poverty and crime and large parts of the population, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered under previous governments of countries in these regions may increase the costs of foreign companies operating in such countries and reduce the profitability of our business.
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
We derive a large percentage of our revenues from a small number of markets. For example, 39% of our revenue for the year ended December 31, 2024, was derived from Africa and the Middle East, of which a significant majority was derived from South Africa, and 36% of our revenue for the year ended December 31, 2024 was derived from North America, of which a significant majority was derived from Canada. There can be no assurance that we would be able to recover or replace a significant reduction in revenue or growth thereof derived from one or more of these markets if that were to happen for any reason, which could adversely affect our business, financial condition and results of operations.
Economic downturns, abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations, reductions in discretionary consumer spending and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.
Our business is particularly sensitive to reductions from time to time in discretionary consumer spending. Demand for entertainment and leisure activities, including gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, trade wars, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as sports betting and online casino gaming. Similarly, consumer spending may be dampened by a general consensus of expected higher future increases in prices that leads to consumers reducing spending now to increase savings and reserves for the future. As a result, we cannot ensure that demand for our offerings will remain constant. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global entertainment and gaming industries, which may adversely affect our business, financial condition, results of operations and prospects.
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
Adverse developments affecting economies throughout the world, and particularly in the United States, including a general tightening of availability of credit, decreased liquidity in certain financial markets, inflation, increased interest rates, foreign exchange fluctuations, increased energy costs, the impact of higher tariffs or escalating trade disputes, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, could lead to a reduction in discretionary spending on leisure activities, such as our various product offerings.

We are susceptible to macroeconomic events, including inflationary pressure, as well as geopolitical factors, any of which may adversely affect our business, prospects, financial condition or results of operations.
We operate across a wide range of countries on almost all of the inhabited continents of the world. There are likely to be periods of time in which many or even most or all of the countries in which we operate will be subject to similar or identical forces that may impact our business negatively. In addition, macroeconomic and geopolitical events often evolve rapidly and may evolve in unexpected ways, making it difficult for us to react in time with appropriate measures. The occurrence of such events and developments may have a material adverse effect on our business, prospects, financial condition or results of operations. Recent examples include the geopolitical and macroeconomic headwinds relating to the wars between Russia and Ukraine and between Israel and Hamas uncertainty about economic stability, including as a result of the implementation of tariffs in the U.S. and abroad, which may result in increased volatility in the financial markets and disruptions to various industries, as well as the recent tightening of COVID-related monetary policy as a response to elevated levels of consumer price inflation in many countries around the world. Asian geopolitical and other risks are of significant importance to our business owing to the revenue that we receive from a third party in respect of licensing the use of our Betway brand to that party. A decline in such third-party operator’s financial performance for any reason could have an adverse effect on our business. We also bear the risk of reduced demand for our services due to the rise of inflation, which could have a chilling effect on consumer discretionary entertainment spending and be harmful to our revenue and profitability prospects.
Instability and uncertainties arising from the global geopolitical environment and the evolving international and domestic political, regulatory, and economic landscape, including the potential for changes in global trade policies, including sanctions and trade barriers, and trends such as populism, economic nationalism and negative sentiment toward multinational companies, as well as the cost of compliance with increasingly complex and often conflicting regulations worldwide, can impair our flexibility in modifying our product offerings, marketing, hiring or other strategies for growing our businesses, as well as our ability to improve productivity and maintain acceptable operating margins.
The United States and other countries may implement actions, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, which along with any retaliatory measures could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations. While to date sanctions and export controls have not had a material impact on our business, it is possible that these measures, as well as any countervailing responses, could adversely affect us and/or our supply chain, business counterparties or customers.
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
The gaming industry is highly regulated and we are required to maintain licenses and pay requisite gaming taxes and other fees in each jurisdiction from which we operate in order to continue our operations and remain compliant with our licenses. Aside from jurisdictions in which we operate by virtue of a locally awarded license, we also operate in other jurisdictions by virtue of relevant licenses awarded by other recognized regulatory authorities. Our reliance on such licenses is at times based on the lack of a local regulatory framework in that jurisdiction where our services are accessed and used by customers, or based on a specific legal position and interpretation of local legislation. Such interpretation, at times, includes, but is not limited to, a legal position based on EU law or supranational law. As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU or supranational law, there is a risk that our interpretation would be contested by a governmental agency or regulator and our legal position ultimately rejected, which may result in administrative, civil or criminal prosecution or penalties. Furthermore, we have in the past faced, and continue to face, civil claims from customers contesting the historical legal basis of our services in certain jurisdictions, such as Austria and Germany, where we have, to date, settled some claims and are contesting others, and will likely continue to face similar claims again in future. This may materially adversely impact our profitability in such jurisdictions and/or our ability to carry on business in such jurisdictions and/or our ability to apply for or retain gaming licenses and/or could cause us to cease offering some or all of our offerings in the impacted jurisdictions and thereby have a material adverse effect on our business, financial condition, results of operations or prospects.
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

Our growth prospects depend on the regulatory status of real-money gaming, or derivatives thereof, in various jurisdictions. Real-money gaming, or derivatives thereof, requiring certain permissions, authorizations or licenses, is an area of focus in several jurisdictions, and regulation may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate. Additionally, even if additional jurisdictions regulate real-money gaming, and/or derivatives thereof, this may be accompanied by legislative and/or regulatory restrictions and/or taxes that may make it commercially not viable to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, which could adversely affect our future results of operations and make it more difficult to meet our expectations for financial performance.
A number of jurisdictions in which we operate, or seek to operate, our business have regulated, or are currently considering regulating, real money gaming, or derivatives thereof, and our business, financial condition, results of operations and prospects are significantly dependent upon regulation of real money gaming, or derivatives thereof. Our business plan is partially based upon the regulation of real money gaming, or derivatives thereof, in these jurisdictions; however, this regulation may not occur as we have anticipated. Additionally, if a large number of jurisdictions enact real money gaming, or derivatives thereof, legislation and we are unable to obtain, or are otherwise delayed in obtaining the necessary licenses to operate online sports betting, online casino gaming or other real gaming product websites in those jurisdictions where such games/products are regulated, our future growth in online sports betting, online casino gaming or other real gaming products could be impaired.
As we enter into new jurisdictions, governments may regulate real money gaming, or derivatives thereof, in a manner that is commercially not viable or otherwise unfavorable to us. As a result, we may encounter, for example, legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new opportunity. For example, certain jurisdictions require us to have a relationship with a land-based, licensed casino for access to online sports betting and/or online casino gaming, which tends to increase our costs of revenue. Jurisdictions that have established government monopolies may limit opportunities for private sector participants like us. Governments in certain jurisdictions also impose substantial tax rates on online sports betting and gaming revenue, in addition to sales taxes in certain jurisdictions and an excise tax on the amount of each wager. As many relevant taxes apply to various measures of modified gross profit, tax rates that are higher than we expect will make it more costly and less desirable for us to launch in a given jurisdiction, while tax increases in any of our existing jurisdictions may adversely impact our profitability.
Ontario has moved ahead to permit provincially-regulated online gaming by private operators under its regulatory framework. In Canada, outside of Ontario, we continue to monitor for any attempts by provincial governments and/or their respective monopoly lottery corporations to regulate current offshore offerings. We also continue to gauge provincial regulatory appetite for regulating online gambling offerings in the future. It is still unclear as to the approach each province will take in such regard, although Alberta, in its most recent Service Alberta and Red Tape Reduction Business Plan for 2024 – 27, has indicated its commitment to implementing an online gaming strategy that we understand may include a structure similar to the Ontario regime. In terms of timelines, it is reasonably anticipated that this regime will commence in the first quarter of 2026.
While the other Canadian provinces are, eventually, reasonably expected to follow Ontario, the process and timeline for each of those provinces remains unclear as does the extent to which opposition forces, such as provincial lotteries, may object and attempt to stultify the process. In the past, when other countries, provinces or states have introduced dedicated regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs.
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
Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act (“FCPA”), the Prevention of Corruption (Bailiwick of Guernsey) Law, 2003 (as amended) (the “Guernsey Bribery Law”) and the UK Bribery Act 2010 (“UK Bribery Act”), as well as the laws of the other countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. The FCPA, the Guernsey Bribery Law, the UK Bribery Act and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The UK Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.
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
We follow the industry practice of restricting and managing sports betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; however, there is no guarantee that countries or states will allow operators such as us to limit on the individual customer level.
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
We evaluate the expected profitability of customers at the individual customer level based on individual customer profiles and behaviors and attempt to responsibly incentivize and/or encourage (or discourage, as the case may be) and reward customers accordingly; however, there is no guarantee that countries or states will allow operators such as us to continue to do so or that our efforts to do so are currently or will in the future be profitable.
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
We cannot ensure that all jurisdictions and regulators will always allow operators to collect the data that we do or to evaluate customers in the way that we do or to offer or promote products, incentives, bonuses and comps in the individualized manner that we do. There have been in the past and may also in the future be situations where we are restricted to offering uniform products, incentives, also called bonuses and comps, equally to all customers regardless of expected profitability of such offers and/or where we are restricted in the manner in which such benefits and offers may be promoted and/or where we are restricted in the manner in or frequency with which such benefits and offers may be made available to customers.
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
We are generally subject to laws and regulations relating to online real money gaming products, such as sports betting and online casino. In the jurisdictions in which we conduct our business or in some circumstances, in those jurisdictions in which we offer or make available our services, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to tax, anti-money laundering, competition and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative, regulatory and enforcement action, court decisions or other governmental action, which may be affected by, among other things, political pressures and changes in government leadership or legislative or governmental priorities, may have an adverse impact on our operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming or the marketing thereof, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable online gaming in their jurisdictions. Additionally, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations. Some jurisdictions do not have laws that grant us rights in the data we collect. Any enactment of laws in these jurisdictions would require a change in how we conduct business in such jurisdictions.
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
Future legislative and regulatory action, and judicial decisions or other governmental action, may have a material impact on our operations and financial results. Governmental authorities or enforcement agencies could view us as having violated applicable laws or regulations, despite our efforts to obtain and maintain all applicable licenses or approvals and despite, based upon advice of local counsel, our belief that we are acting lawfully. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our business partners, while diverting the attention of key executives. Such proceedings could have an adverse effect on our business, financial condition, results of operations and prospects, as well as impact our reputation.
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
For example, with regards to the licenses that we hold for our operations in Great Britain, the Gambling Commission (the “GC”) regulates online gambling operators. Over time the GC has issued interpretations of and amendments to the regulations. Examples include the prohibition of customer reverse withdrawals, the prohibition of various casino game features, and the introduction of casino game speed of play limits. Furthermore, the Gambling Act 2005 (2005 c 19), which is an Act of the Parliament of the United Kingdom that was amended in 2014 and which governs gambling (including online gambling) in Great Britain, is currently under review, including potential restrictions on advertising and sponsorships, which may have an adverse impact on our ability to grow our business in the United Kingdom.
As another example, the Dirección General de Ordenación del Juego (the “DGOJ”) is the responsible regulator with regards to the license that we hold for our operations in Spain. Under Spanish law, the conduct of a gambling business includes explicit prescriptions such as default limits on the amounts that customers are allowed to deposit within defined periods into their wagering accounts. When we acquired our license to operate in Spain, the law allowed us to sponsor football (soccer) teams, which resulted in us sponsoring the La Liga teams Deportivo Alavés, Levante Unión Deportiva and Club Deportivo Leganes. However, gambling trademarks or logos may now no longer be incorporated into sports equipment (including football shirts) and nor may trademarks be used to identify sports facilities or incorporated into a team’s name. Accordingly, it was not possible for our arrangements with the aforementioned teams to be extended. Similarly, when we acquired our license to operate in Spain, the law allowed us to advertise our products and offerings on television with relatively limited restrictions. However, television advertising for gambling and betting was subsequently restricted to specific hours. While we expect to be able to continue to grow our business in Spain by means of alternative marketing channels, these changes have had at least a temporary adverse impact on our ability to grow our business in Spain.
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
The Organization for Economic Co-operation and Development (the "OECD") launched a new initiative on behalf of the G20 to minimize profit shifting by working toward a global tax framework that ensures that corporate income taxes are paid where consumption takes place, in addition to introducing a global standard on minimum taxation combined with new tax dispute resolution processes. This project achieved political consensus in October 2021, when the OECD announced it reached an agreement on a two-pillar solution to address tax challenges arising from digitalization of the economy. In December 2021, the OECD released Pillar Two Model Rules defining the global minimum tax rules, which contemplate a 15% minimum corporate income tax rate. The OECD continues to release additional guidance on these rules and calling for law enactment by OECD and G20 members to take effect in 2024 or 2025.
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
Due to the international scope of our operations and the industry in which we operate, we are subject to tax laws and regulations, including numerous anti-avoidance legislation, which are complex and subject to varying interpretations, imposed by taxing authorities around the world. Furthermore, tax laws are dynamic and therefore subject to change as new laws are passed and new interpretations of existing laws are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner which we consider to be in compliance with current prevailing tax laws. However, the tax treatment of our structure and of the offerings we provide in certain jurisdictions is often unclear and could be subject to material adjustment. For example, the taxing authorities in the jurisdictions in which we operate may interpret tax laws and regulations differently than we do and challenge tax positions that we have taken. This may result in differences in the treatment of revenues, deductions and/or credits or otherwise expose us to additional taxes, interest and/or penalties, including in key markets, which could adversely affect our financial condition and results of operations. In addition, future changes to tax laws and regulations could increase our tax obligations in jurisdictions where we do business or are deemed to do business for tax purposes, or require us to change the manner in which we conduct certain aspects of our business. More specifically, these could impact our tax rate, the carrying value of deferred tax assets, our deferred tax liabilities and the use of certain tax loss carry forwards that we have generated in prior years. Any tax audit, tax proceeding or changes in tax legislation or guidance could, as a result of the realization of any of the above risks, have a material adverse effect on our business, financial condition and results of operations.

We are party to pending litigation and regulatory and tax audits as well as open tax assessments in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.
As a growing company with expanding operations, we in the past have been party to, and we may in the future increasingly face the risk of, claims, lawsuits, and other proceedings involving competition and antitrust, anti-money laundering, Office of Foreign Assets Control, gaming, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters, including claims by customers. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing an adverse effect on our business, financial condition, results of operations and prospects.
Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, in payments of substantial monetary damages or fines, or the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, adverse publicity, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have an adverse effect on our business, financial condition, results of operations and prospects.

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
Additionally, we collect and store certain data, including proprietary business information, and have access to confidential or personal information in certain of our businesses that is subject to artificial intelligence, privacy and cybersecurity laws, regulations, and customer-imposed controls. The complex and evolving legal landscape surrounding artificial intelligence technologies, particularly regarding intellectual property rights and data privacy, creates additional compliance challenges and potential liability. For example, U.S. federal regulations and U.S. state laws around artificial intelligence may require companies that develop artificial intelligence systems to establish formal governance structures and internal controls, including designated oversight personnel, documented risk assessment procedures, and regular compliance reviews of their artificial intelligence systems. While the Company expects its use of artificial intelligence, including machine learning, to enhance its operations, there can be no assurance of its effectiveness. Furthermore, the Company’s use of artificial intelligence, including machine learning, could result in reputational damage, legal exposure, or loss of customer confidence if not properly deployed or managed. Moreover, changes to the Company’s technology and systems could also expose the Company to intellectual property risks, such as allegations of infringement of third-party patents or copyrights.
Circumstances outside our control could pose a threat to our intellectual property rights. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. For example, it may not always have been possible or commercially desirable to obtain registered protection for our products, software, databases or other technology and, in such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. As such, if we are unable to protect our proprietary offerings via relevant laws or contractual exclusivity, technology, including but not limited to artificial intelligence and machine learning, and features, competitors may copy them. In particular, the EU database right protection we enjoy in the EU does not apply outside the EU and, as such, we cannot be certain that we can rely on existing statutes, regulations and/or case law (including in the U.S.) to protect our unregistered intellectual property in the future or prevent third parties from making unauthorized uses of our data and other unregistered intellectual property. The position regarding the UK and the EU database right following Brexit also remains unclear. The loss of EU database right protection could adversely affect our business. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. If we are unable to protect our proprietary offerings and features, competitors may copy them. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized use of our intellectual property or disclosure of our confidential information or trade secrets could make it more expensive to do business, thereby harming our operating results. Furthermore, if we are unable to protect our intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our offerings and service. Any of these events could harm our business, financial condition, results of operations and prospects.
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
In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and, we are or may become subject to such obligations in the future. For example, the Payment Card Industry Data Security Standard (“PCI DSS”) applies to the processing of cardholder data and requires companies to adopt certain measures to ensure the security of cardholder data, including using and maintaining firewalls, adopting password protections, and restricting data access. Compliance with the requirements to process cardholder data can be onerous and may require the implementation of new procedures, policies and security measures or the amendment of existing ones which may require material expenditures and harm our financial condition and results of operations. If there is actual or perceived non-compliance with PCI DSS, this may result in our inability to process payments, monetary penalties and reputational damage, which may require material expenditures and harm our financial condition and results of operations
We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies, marketing materials and other statements regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or a misrepresentation of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
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
We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by artificial intelligence, and other similar threats. For example, we have been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems, whether by our employees or third parties, including cyber-attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs.
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
Although we monitor our use of open source software to avoid subjecting our platform, our back-office and administrative and other systems to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot provide assurance that our processes for controlling our use of open source software in our software systems will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our systems, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.
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
The trading market for our securities is influenced in part by the research and other reports that industry or securities analysts publish about us or our business or industry from time to time. We do not control these analysts nor the content and opinions included in their reports. Given our limited history as a public company, we may be slow to attract equity research coverage, and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If no or few analysts commence equity research coverage of us, the trading price and volume of our securities would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our securities, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our share price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our share price and trading volume to decline.
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
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

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
A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock of such corporation entitled to vote or 10% or more of the total value of all classes of stock of such corporation.
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

Each U.S. Holder (as defined in the section titled "Material U.S. Federal Income Tax Consequences") should consult its own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as defined below), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.
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
Based on the nature of our business and the valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended December 31, 2024. However, no assurances regarding our PFIC status can be provided for any taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
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
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025.
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
The legal name of the registrant is Super Group (SGHC) Limited. The registrant was incorporated under the laws of the Island of Guernsey as a non-cellular company limited by shares on March 29, 2021. The registrant’s registered office in Guernsey is Kingsway House, Havilland Street, St. Peter Port, Guernsey GY1 2QE (telephone number: +44 (0)1481 822 939). Certain additional information is included in Item 4.B “Business Overview” and is incorporated herein by reference.
The accounting principles have been applied consistently for all years presented in the consolidated financial statements.
Our website address is https://supergroup.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report. In addition to our corporate website, for additional information about reports and other information that we file or furnish electronically with the SEC, see Item 10.H. of this Report.

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
1.Growing our global presence and customer base through scaling key existing markets and investing in new markets that have a path to sustainable profitability;
2.Increasing awareness of our brands through strategic partnerships and coordinated sponsorship and marketing campaigns; and
3.Utilizing enhanced proprietary data to optimize the confluence of ethical corporate culture, responsible gaming values, value-for-money product offerings and customer-centric service delivery.
Our subsidiaries are licensed in 20 jurisdictions and collectively we manage approximately 3,300 employees in 16 regions. During 2024, on average, over 4.8 million customers per month yielded in excess of €3.6 billion in wagers per month. During 2024, total wagers amounted to €43.8 billion. Our business generated €1.7 billion of net gaming revenue during 2024 across geographic regions, including the North America, South America, Europe, Africa and Middle East, and Asia-Pacific, such regions accounting for 36%, 1%, 16%, 39% and 8%, respectively, of net gaming revenue during 2024.
For more information on revenues by geographical location, refer to Item 18 Financial Statements, Note 5 (Segments) to our consolidated financial statements.
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

Spin is our multi-brand online casino offering. Spin’s diverse portfolio of more than 16 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which we believe an expansive brand portfolio will be a significant asset. In 2022, we expanded the Spin portfolio by acquiring a majority stake in Jumpman Gaming Limited. In 2024, we acquired the remaining stake. Jumpman is a multi-brand B2C casino operator, which runs on proprietary technology and also supplies a number of white label brand partners, with a focus on a more recreational segment of the market than Betway and Spin. Across its entire business, Jumpman operates approximately 200 brands and generates almost all of its revenue from the UK.
In January 2023, we acquired DGC, which is the parent of DGC USA. DGC USA held the exclusive license to use the Betway brand in the United States.
Following an extensive internal review, DGC announced in July 2024 that it would undertake an exit plan for its sportsbook product in all of the nine U.S. states in which it was live. This exit process has been completed, and so DGC no longer offers any sports betting products in the U.S.
DGC continues to offer casino games in Pennsylvania and New Jersey, under the Betway and Jackpot City licenses in 2024. The offering continues in 2025, with a rebrand from Betway to Spin Palace in March 2025.
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
According to H2 Gambling Capital (“H2”), global online sports betting gross gaming revenue (“GGR”) is projected to grow from €82.9 billion in 2025 to €109.4 billion by 2028, while the global online casino gaming market is projected to grow from €59.0 billion in 2025 to €78.2 billion by 2028, in part due to projected strong growth in newly regulated markets, including within the United States.
Several countries in Africa and Europe have already liberalized and regulated sports betting and/or online casino gaming with several more in the early stages of doing so. H2 has projected European sports betting and online casino gaming GGR to grow from €53.9 billion in 2025 to as much as €66.5 billion by 2028, and projects African GGR to grow from €5.8 billion in 2025 to €9.6 billion by 2028. Africa and Europe are already significant markets for us and we believe that we are well positioned to take advantage of opportunities as and when jurisdictions within these regions regulate online sports betting and online casino gaming.
In May 2018 the U.S. Supreme Court overturned the PASPA, the effect of which was to remove federal restrictions on sports betting and give individual states control over the legalization, and related regulation, of sports betting within their jurisdictions. As of January 2025, 39 states plus Washington, DC have passed measures to legalize sports betting (three of those states are not yet operational). Out of that number, 31 states have authorized statewide online sports betting, while eight remain retail-only at commercial or tribal casinos or retail locations. Seven states have passed measures to legalize online casino gaming.
In Canada, Parliament passed legislation allowing provinces to regulate single-game wagering within each province. Specifically, Ontario initiated a regime that went live in 2022. Both Spin, via our subsidiary Cadtree Limited, and Betway, via our subsidiary Cadway Limited, are live in Ontario and have registered to offer their respective sports and/or casino products to Ontario residents.
H2 currently projects that the North American online sports betting and casino market will generate an estimated €51.8 billion in GGR in 2028, increasing from €34.8 billion in 2025.
We are a market leader in sports betting and online casino gaming, with net gaming revenue of €1.7 billion and €1.4 billion in the years ended December 31, 2024 and 2023, respectively. In 2024, 59.7% of our net gaming revenue was generated by Betway, and the remainder was generated by Spin. We hold licenses, which include both sports betting and online casino gaming, in 20 jurisdictions.
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

Diversification and visibility
Our strategy of expanding into commercially feasible regulated markets has resulted in having gaming licenses in more than 20 diverse jurisdictions. We believe that such diversification is key to future revenue growth and profit visibility, while also mitigating against the risk of any market closures. We operate in 20 countries around the world, which we believe provides a natural degree of protection for us against localized risks, such as natural disasters, geopolitical risks or other potential operational disruptions.
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
Worldwide, our sportsbook trading team of approximately 100 employees benefits from long-term relationships with third-party technology providers. Across Africa, we employ our own operational team to develop, expand and operate our proprietary sportsbook and purpose-built African market platform.
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
The challenge of meeting regulatory requirements in a commercially prudent and effective manner is clear. We believe that we have been successful in meeting this challenge, as evidenced by the 20 licensed jurisdictions in which we already hold licenses.
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
In order to address these challenges, our three key strategies serve as guiding policies that govern everything that we do:
1.Optimizing our global footprint and customer base through scaling key existing markets and investing in new markets where there is a path to sustainable profitability;
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
Betway’s flagship sports betting product is currently capable of accepting wagers on more than 70 different sports. This product is offered in the majority of the relatively mature markets in which Betway operates, such as the UK and most European markets. For other markets, such as South Africa and Nigeria, we have developed a proprietary sports betting platform that we will aim to re-use where appropriate.
On May 8, 2024, Betway Group Limited entered into a conditional purchase agreement with Fusion Holdings Limited ("Fusion") to acquire the worldwide rights (excluding U.S.) in the sportsbook software currently licensed to certain members of the Group by Apricot (see Item 4.B Strategy, Products and Business Model). Concurrently, Betway Group Limited entered into a further conditional purchase agreement with Derivco (UK) Limited (previously called Marown Limited) to acquire the right in the U.S. to the sportsbook software, which was historically licensed to Digital Gaming Corporation USA by Marown Limited (the “Sportsbook Acquisition”). Each of these agreements were transferred by Betway Group Limited to SuperGroup Tech Limited effective as of April 1, 2025. A copy of each agreement is filed as Exhibit 4.4 and Exhibit 4.5 to this Annual Report on Form 20-F, respectively.
Pending the completion of the acquisition of the sportsbook technology from Fusion, we are also progressing an arrangement that materially increases the dedicated development resources available to Betway as the exclusive licensee of the Apricot sportsbook technology. This involves increasing spending and investment in software development for the next several quarters - see notes 14 and 15 to our consolidated financial statements included elsewhere in this Annual Report for additional information.
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
Slightly differing products may be offered in different jurisdictions depending on regulatory requirements and product availability. Casino games are sourced from third-party suppliers selected for their appropriateness for each market. Currently, Betway offers in excess of 3,000 games, over 25 different game types including Slots, Live, Table, Crash Instant Win and 30 different game suppliers.
Spin’s multiple online casino gaming brands
Spin operates a portfolio of more than 16 brands, the majority of which are translated into multiple languages and offer customers the ability to play in excess of 1,500 online casino games from 8 different suppliers. The five largest brands accounted for the significant majority of Spin’s revenue in 2024.
In contrast with Betway’s single-brand scale-marketing approach, Spin seeks to compete in markets where marketing at scale is often much harder, and hence where a large portfolio of brands and a diverse product range offers Spin the ability to attract a wider variety of customers than a single brand would be able to do in the absence of meaningful large-scale marketing.
In September 2022, we acquired a majority stake in Jumpman Gaming Limited (“Jumpman”), a small, UK-focused online casino business. On November 1, 2024, we acquired the remaining stake. Jumpman operates over 200 brands.

In January 2023, we acquired 100% of DGC, a company holding an exclusive license to use the Betway brand in the United States. In February 2024, the B2B division of DGC was sold - see note 19 to our consolidated financial statements included elsewhere in this Annual Report for further information.
Worldwide, Betway and Spin products are available for play in many different currencies and languages depending on market needs. As new markets are entered currencies or language are added into the products with relative ease.
DGC's sports betting products
Following an extensive internal review, DGC announced in July 2024 that it would undertake an exit plan for its sportsbook product in all of the nine U.S. states in which it was live. This exit process has been completed, and therefore DGC no longer offers any sports betting products in the U.S.
DGC's online casino gaming products
DGC continued to offer casino games in Pennsylvania and New Jersey, under the Betway and Jackpot City licenses in 2024. This offering continues in 2025, with a rebrand from Betway to Spin Palace in March 2025.
Casino games are sourced from a range of third-party suppliers. Currently, across the two brands, DGC offers in excess of 400 games, including Slots, Live, Table, and eight different game suppliers.
Where we procure licensed customer facing products from third parties, whether sports betting or online casino gaming products, these will be under contracts with either a minimum term and/or a minimum notice period. The fees payable under these arrangements typically comprise monthly licensing fees calculated as a percentage of the “Net Gaming Revenue,” which may be subject to certain minimum license fees . While the amount of the license fees may fluctuate from year-to-year, increases will occur where the Net Gaming Revenues increase. For a further description of “Net Gaming Revenue” see Item 5. A Key Components of Revenue and Expenses.
Our Technology and Data-Driven Approach
We manage over 495 technology-focused staff members to support and enhance our product offerings and manage infrastructure and back-office applications and/or providers. Our teams are grouped into product-focused and system-oriented portfolios aimed at driving effective ownership of solutions and enabling efficient delivery and scaling.
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
This is particularly true of our relationship with Apricot, which provides Betway’s sports betting system outside of Africa on an exclusive-use basis as well as the PAM system utilized for the majority of our operations. Apricot also provides a significant portion of the casino games offered by Betway and Spin.
Data and related systems
We seek to derive a significant competitive advantage from our proprietary data by collecting details regarding all steps in the customer lifecycle, subject to applicable data protection legislation. In particular, once customers commercially engage with one of our brands, then data regarding wagering and other product interactions may be collected and made available downstream for near real-time analysis and decision-making.
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
•Monitoring and Mitigation of Potentially Fraudulent Activities: Similar models and systems to the individual profitability analysis and personalized incentivization model seek to identify potentially fraudulent or otherwise problematic activity in near real-time and thereby aim to limit the potential financial harm and/or regulatory risk to the business.
For all of the above examples, we seek to ensure that the relevant systems are capable of processing data from all of our product platforms, including those supplied by third parties, and that customer interactions and interventions can be executed on all of our product platforms, including those supplied by third parties.
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
Where possible our marketing spend is tracked and measured, with the aim of enabling us to react quickly to changes in the expected profitability of marketing channels. For large branding and sponsorship campaigns, where lead times can be long and performance measurement is as much art as science, our annual marketing budgets and plans are, where appropriate, optimized by reference to complex econometric models, cross-referenced and validated against proprietary and third-party data with the aim of optimizing efficiencies throughout the marketing funnel.
Budget proposals and other relevant expected operational factors are then fed into a detailed actuarial model of the business that projects expected financial results for our various business units, separately for all major markets. These results are then aggregated and evaluated to ensure the financial soundness of our plans under a range of potential scenarios. This model is updated regularly throughout the year for financial management and monitoring purposes and is also employed for audit and regulatory requirements.
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
Related systems are designed to ensure that necessary financial data is made available downstream for financial management and reporting purposes. We develop and maintains automated reporting and reconciliation systems and processes to allow for the production of internal management accounts and our financial statements.
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
Mr. Martin Moshal is the named individual beneficiary of certain trusts, which trusts are the ultimate controlling shareholders of Apricot. Mr. Moshal is also the named individual beneficiary of a trust that ultimately controls Knutsson Limited, our largest shareholder. However, Mr. Moshal does not control our affairs, and as a beneficiary of these trusts he has neither any right to control, or voting or investment power over assets held by, the trusts, does not have the right to appoint or replace the trustees, and is not a settlor of the trusts.

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
In a number of the agreements: (i) Apricot may terminate the agreement if our relevant subsidiary: (a) provides false or inaccurate information that has an adverse effect on Apricot; (b) accepts a real money bet from customers located outside the appropriate territory or within the United States; (c) fails to pay the minimum agreed gaming fee; (d) becomes a competitor to Apricot; or (e) fails to pay its players or depositors within the specified time period; (ii) Apricot may terminate the agreement if it becomes unlawful or impossible for Apricot to license, maintain or use the system, or a court or arbitrator declares any provision of the agreement void or unenforceable; and (iii) the relevant subsidiary may terminate the agreement if Apricot (or any of its directors) are convicted of an offense in terms of any applicable gaming legislation or regulations, or of any crime or offense reasonably likely to cause reputational damage or damage to goodwill of the other.
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

Sportsbook Software Licensing Agreement
Through our subsidiaries Betway Limited, Betway Spain S.A., Cadway Limited, DGC USA and GMBS Limited, we have an agreement for the exclusive provision of Apricot’s sportsbook software in a number of our most significant markets. This exclusive arrangement prevents Apricot from licensing its sportsbook software to any other customers in those jurisdictions, but does not prevent us from utilizing our own or other suppliers’ sportsbook software where we choose to do so. The agreement also permits the advertising, marketing and promotion of the software system in each respective territory.
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
Apricot supplies a significant portion of the casino games available for play across all our websites and apps. Other significant online casino gaming software suppliers contracted directly and indirectly include IGT, Light and Wonder and Evolution (including NetEnt and Red Tiger).
Braemar Limited (“Braemar”) similarly engage Apricot in agreements for the provision of Apricot’s casino and sportsbook software. Braemar sublicenses the Apricot software to our subsidiaries. As of December 31, 2024, Braemar had entered into 2 casino software licensing agreements and one sportsbook software licensing agreements with our subsidiaries.
The casino software licensing agreements and sportsbook licensing agreements entered into by our subsidiaries and Braemar have terms and termination rights that are materially similar to those applicable to the casino software licensing agreements and sportsbook licensing agreements with Apricot summarized above.
Other Partnerships, Suppliers and Strategic Collaborations
Our Betway brand has engaged in key relationships (most of them multi-year) with professional sports teams and leagues around the world, starting with front of shirt sponsorship of the English Premier League’s West Ham United beginning in 2015. Subsequent partnerships have included several football (soccer) teams in other major European and African leagues, including recent deals with major Premiership clubs such as Arsenal FC and Manchester City FC, a new deal with F1 team Williams, major horse racing events, eSports teams and events, major cricket leagues, tennis tournaments and sporting celebrities as brand ambassadors. Many of these arrangements have since been extended well beyond their original terms. Currently, more than 60 brand partnerships are in place with several more actively being negotiated.
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
We typically enter into strategic, multi-year partnerships with land-based gaming operators in order to facilitate entry into markets where a land-based license or partner is prerequisite for market access. For example, we partnered with Espectaculos Deportivos Fronton Mexico S.A. de C.V. for access to sports betting and online casino gaming in Mexico.
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
Sales and Marketing
Our holistic approach to the marketing of our products encompasses two primary streams:
Traditional and brand marketing
Traditional and brand marketing remain the primary approaches to marketing our brands globally. Our strategy has evolved to embrace the gaming industry's digital transformation, positioning customer experience and data-driven decision-making at its core.
Over time, our brands have been developed through a sophisticated ecosystem that delivers personalized experiences while upholding our commitment to responsible gaming practices. We maintain consistent brand standards worldwide while adapting our execution to reflect local cultural nuances and customer preferences through collaboration between global teams and local market experts.
Our industry-leading sports sponsorship portfolio includes partnerships with prestigious clubs such as Manchester City, Arsenal, Chelsea, West Ham United, and Atlético Madrid, establishing a strong presence in elite European football. We also continue to expand our footprint with sponsorships in Formula 1 Racing with the recent addition of Williams Racing as well as sponsorships in major tennis tournaments. In key markets like South Africa, we maintain strategic partnerships with the National Soccer League, SA Rugby and Cricket South Africa, demonstrating our commitment to local market leadership. These partnerships are activated through multiple channels, including TV, radio, print, and online, with positioning and messaging designed to resonate with the target market's emotional connection to their favorite sports.
In some markets, where the expected returns are acceptable to management, similar traditional marketing channels are also employed for our larger brands. We continue to license our brands to third-party operators in specific regions, which helps amortize global brand marketing spend.
Performance-based marketing
We utilize performance-based marketing channels across all our brands and markets, supported by sophisticated customer data platforms that provide unified views of customer behavior across all touchpoints. We have developed proprietary models, tools, and monitoring mechanisms for measuring and predicting channel performance, enabling quick and effective scaling of marketing efforts through real-time algorithms.

These channels include the following:
App stores
Mobile adoption has reinforced our mobile-first approach, particularly in African markets where penetration rates exceed 90%. Our technical infrastructure ensures optimal performance across varying network conditions, including sophisticated app store optimization (ASO), progressive web applications for markets with bandwidth constraints, and seamless integration with local payment systems. We employ dedicated staff and third-party specialist ASO agencies to optimize results in this area.
Organic social media
Content has emerged as a cornerstone of our marketing strategy, driving engagement across all channels. We have developed a comprehensive content ecosystem that serves multiple objectives: educating customers about responsible gaming, providing in-depth sports analysis, facilitating community engagement, and delivering real-time updates. We employ dedicated staff centrally and locally within key markets, utilizing third-party social media agencies and engaging with influencers and brand ambassadors.
Paid social media
Advanced marketing technology enhances our paid social media campaigns by enabling real-time personalization and automated campaign optimization. Contextually relevant messaging supports organic social media marketing through sophisticated targeting options and deep platform integrations, aimed at building both awareness and consideration for our brands.
Search engine marketing and brand protection
Our search engine marketing activities are governed by strict protocols ensuring adherence to local regulatory requirements, data privacy regulations, and responsible gaming guidelines. Brand protection ensures customers searching for our brands are not diverted to competitors, supported by dedicated staff and third-party agencies where necessary.
Search engine optimization
Our search engine optimization strategy optimizes websites for mobile-first experiences while improving organic rankings across major search engines. Dedicated staff monitor all brands' performance against primary keywords, adjusting our websites to optimize performance while maintaining strict compliance with responsible gaming guidelines.
Display advertising and other forms of online performance marketing
We undertake various forms of online marketing, supported by advanced analytics capabilities that provide real-time visibility into campaign performance. Our unified measurement framework enables dynamic marketing spend optimization while maintaining regulatory compliance.
Affiliate marketing
Our approach to affiliate marketing combines stable, long-term partnerships with larger, reliable affiliates while maintaining strict protocols for responsible gaming and regulatory compliance. Despite the competitive nature of this channel, our experience and expertise, coupled with sophisticated behavioral analysis and predictive modelling, enable us to perform well in this area while ensuring customer protection remains paramount.
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
On a global level, we consider our most direct and relevant competitors to be the various brands of Flutter and Entain, as well as bet365, Evoke and DraftKings. Within individual jurisdictions or regions, there are often also significant competitors that we consider relevant who are otherwise unknown outside of that specific jurisdiction or region. In some instances, we also face competition from national or regional government-owned operators.

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
Alternative product categories and the ability to bet in digital currencies also serve as competition for customer wallet share, most notably lotteries and casual or social games. For example, “daily fantasy” (a variant of fantasy sports leagues) is an alternative to sports betting, casino-style games are a major category on Facebook and in the Apple and Android app stores, and elements of casino gambling have increasingly found their way into top ranking non-gambling games.
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
For example, Betway’s revenues are often impacted by the calendars of the major European and African football (soccer) leagues, international and local cricket, South African rugby, major American sports leagues, marquee horse racing events, major professional tennis tournaments and the FIFA World Cup. We naturally seek to adapt marketing efforts accordingly, taking advantage of additional opportunities for profitable growth whenever they present while mitigating potentially negative effects on profits by adjusting marketing appropriately in off-season periods.
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
As an online business with a customer-facing offering, our trademark and domain name portfolios are of particular importance to us. As of March 16, 2025, we owned 17 trademark registrations and applications in the United States and more than 930 trademark registrations and applications in various non-U.S. jurisdictions. Our two main brands, Betway and Spin, enjoy extensive geographic coverage, with the Betway marks registered (or applied for) in the United States and in over 60 other territories, and the Spin marks registered (or applied for) in approximately 80 territories. As of March 16, 2025, we owned nearly 10,000 domain names.
It has not always been (and may not be) possible or commercially desirable to obtain registered protection for our products, software, databases or other technology. In such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual arrangements to prevent unauthorized use by third parties. We use open-source software in our services and periodically review our use of open-source software to attempt to avoid subjecting our services and product offerings to conditions it does not intend.
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
Government Regulation
We are subject to various laws and regulations that affect our ability to operate, for example, in the sports betting and online casino industries, which are subject to extensive and evolving local laws and regulations that may change based on political, social and cultural norms.
The online gaming industry is, generally, highly regulated, and, in jurisdictions where required in order to maintain licenses, we pay gaming taxes and other fees in order to continue our licensed operations. The licensing requirements generally concern the responsibility, financial stability, integrity and character of the applicant and relevant individuals and group affiliates, along with the integrity and security of the casino, sports betting, and other online gaming product offerings. Violations of any laws or regulations in one jurisdiction could result in disciplinary action or other consequences in other jurisdictions.
While we believe that we are in compliance, in all material respects, with all applicable, sports betting, casino, and other online gambling product laws, licenses and regulatory requirements, we are aware that other interpretations of such requirements exist and cannot ensure that our activities or the activities of our affiliates will not become the subject of any regulatory or law enforcement, investigative or other governmental action or proceeding or that any such proceeding or action would not have a material adverse impact on us or our business, financial condition or operations.
In order to operate in certain jurisdictions (including U.S. states), we must obtain the appropriate licensure as required under local or other applicable legislation. Generally, each relevant subsidiary and at times certain directors, officers, employees and material shareholders (typically those holding 5% or more of equity — but not limited to that threshold of holdings nor limited to solely holding equity), would be required to qualify as suitable for a license to be awarded. Suitability is highly discretionary but is generally considered by gaming authorities by weighing (i) financial stability, integrity and responsibility; (ii) quality and security of the gaming platform, hardware and software; (iii) general history and background; and (iv) social responsibility. Most gambling authorities have the authority to weigh additional factors and require any documentation or information they deem necessary. The failure of our officers, directors and holders of our ordinary shares to submit to background checks and provide any requested disclosure could result in the imposition of penalties and could jeopardize the award of a contract to us or provide grounds for termination of an existing contract. Generally, any person or entity who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person or entity is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or significant shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, we may deem it necessary, or be required, to sever our relationship with such person or entity.
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
We currently benefit from licenses for our online gambling offerings, such as sports betting and online casino products, in various jurisdictions in Europe, Africa and the Americas, including, but not limited to, Great Britain, Alderney, Spain, Germany, Malta, South Africa, Zambia and the Mohawk Territory of Kahnawake. In addition, our subsidiary DGC USA has secured market access in two states in the United States (New Jersey and Pennsylvania).
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
While in certain jurisdictions we are required to maintain specific local licenses in order to operate, there is, at times, a relative lack of a local regulatory framework with which to comply and/or a lack of clarity around a specific legal position and/or interpretation of local legislation. The latter, at times, may include a legal position, or interpretation, based on EU, or supranational law.

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
Legal Proceedings
In the ordinary course of business, we may be involved in various litigation and regulatory actions relating to our operations.
We have in the past faced, and will likely continue to face, civil claims from customers, individually and/or by way of class, or other communal, action contesting the legal basis of our services, for example in Austria and Germany (as further described below), which claims have, to date, either been settled or been contested based on local expert legal advice.
With respect to certain claims where judgment has been awarded against us, the judgement debts have not been settled based on related, relevant pending European Court of Justice ("ECJ") and European Commission ("EC") decisions, expert local and EU legal advice, relating, but not necessarily limited to the promulgation of Bill 55 (Article 56A of Malta’s Gaming Act ("MGA")), which in effect protects Malta-licensed operators from legal liability resulting from their gambling activities, when the activity is (i) covered under their MGA license and (ii) where Article 56A has enshrined into law Malta’s public policy in relation to the gaming sector, and the European free-movement of services.

We are currently involved in the following pending material legal proceedings:
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
See note 28, “Commitments and Contingencies” to our consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible losses can be made.
In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown and which could adversely affect our business. See “Risk Factors — Litigation and Regulatory Risks — We are party to pending litigation and regulatory and tax audits as well as open tax assessments in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.” In addition, from time to time, others may assert claims against us, and we may assert claims and legal proceedings against other parties, including in the form of letters and other forms of communication.
The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defence and settlement costs, diversion of management resources and other factors.

C.	Organizational Structure
The following diagram depicts our organizational structure.
Super Group (SGHC) Limited was incorporated as a holding company and registered in the Guernsey Registry.
The following table sets forth for each of Super Group’s principal subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Super Group.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
15 Marketing Limited	United Kingdom	Marketing agency	100%
Akova Holdings Limited	Canada	Dormant	100%
Alphamedia Limited	Malta	Holding company	100%
Aventura Holdings Limited	United Kingdom	Dormant	100%
Bayton (Alderney) Limited	Alderney	Dormant - licensed with the Alderney Gambling Control Commission ("AGCC")	100%
Bayton Limited	Malta	Licensed with the MGA	100%
Baytree (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
Baytree Interactive Limited	Guernsey	Licensed with the Kahnawake Gaming Commission ("KGC")	100%
Baytree Interactive Mexico S.A. De C.V	Mexico	Dormant	100%
Betbox Limited	Malta	Licensed with the MGA	100%
Betway Alderney Limited	Alderney	Dormant - licensed with the AGCC	100%
Betway Group Limited	Guernsey	Operational	100%
Betway Group Limited Scursal Argentina	Argentina	Dormant - licensed	100%
Betway Limited	Malta	Licensed with the MGA	100%
Betway Mexico S.A. DE C.V	Mexico	Licensed	100%
Betway Spain SA	Spain	Licensed	100%
BG Marketing Services Limited	United Kingdom	Operational back office services	100%
Breakpoint Marketing Limited	Guernsey	Marketing services	100%
Buffalo Partners Limited	Gibraltar	Affiliate marketing services	100%
BW Services GmbH	Germany	Dormant	100%
BWAY Aus Pty Limited	Australia	Dormant	100%
Cadgroup Limited	Guernsey	Holding company	100%
Cadtree Limited	Alderney	Licensed with the AGCC	100%
Cadway Limited	Alderney	Licensed with the AGCC	100%
City Views Limited	Guernsey	Operational and owns IP	100%
Delman Holdings Limited	Canada	Dormant	100%
Delta Bay Proprietary Limited	Botswana	License pending	80%
DGC UK Holdings Limited	United Kingdom	Dormant	100%
DGC US Holdings Inc.	USA	Holding company	100%
Diamond Bay Limited	Rwanda	Licensed	85%
Digi Bay Limited	Nigeria	Licensed	85%
Digi2Pay Investments Proprietary Limited	South Africa	Holding company	100%
Digimedia Limited	Malta	Licensed with the MGA	100%
DigiProc Consolidated Limited	Guernsey	Holding company	100%
Digiprocessing (IOM) Limited	Isle of Man	Back office services	100%
Digiprocessing Consolidated Limited	British Virgin Islands	Holding company	100%
Digiprocessing Limited	Gibraltar	Processing services	100%
Digiprocessing Proprietary Limited	South Africa	Back office services	100%
Digital Gaming Corporation Limited	United Kingdom	Holding company	100%
Digital Gaming Corporation South Africa Proprietary Limited	South Africa	Back office services	100%
Digital Gaming Corporation USA	United States of America	Licensed	100%
Digital Outsource International Limited	United Kingdom	Back office services	100%
Digital Outsource Services Proprietary Limited	South Africa	Operational back office services	100%
Diversity Tech Investments Proprietary Limited	South Africa	Holding company	100%
DOS Digital Outsource Services unipessoal LDA	Portugal	Back office services	100%
Eastern Dawn Sports Proprietary Limited	South Africa	Licensed	100%

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
Emerald Bay Limited	Zambia	Licensed	100%
Fengari Holdings Limited	Guernsey	Holding company	100%
Funplay Limited	Malta	Media services	100%
Gazelle Management Holdings Limited	Guernsey	Dormant	100%
GM Gaming (Alderney) Limited	Alderney	Dormant - licensed with the AGCC	100%
GM Gaming Colombia S.A.S.	Columbia	Dormant	100%
GM Gaming Limited	Malta	Licensed with the MGA	100%
GM Gaming Limited - Sucursal EM Portugal	Portugal	Licensed	100%
GMBS Limited	Malta	Licensed with the MGA	100%
Golden Bay Limited	Malawi	Licensed	100%
Haber Investments Limited	Guernsey	Holding company	100%
Headsquare Proprietary Limited	South Africa	Headquarter company	100%
Hennburn Holdings Limited	Canada	Dormant	100%
Huron Inc.	Canada	Processing services	100%
IPCO Tree Inc.	Canada	IP	100%
IPCO Way Inc.	Canada	IP	100%
Jogos Socios E Entretenimento S.A.	Mozambique	Licensed	87.5%
Jumpman Gaming Limited	Alderney	Licensed with the AGCC	100%
Jumpman Gaming Spain plc	Malta	Dormant - licensed with the MGA	100%
Kavachi Holdings Limited	Guernsey	Holding company	100%
Marler Holdings Limited	Guernsey	Holding company	100%
Marzen Limited	United Kingdom	Holding company	100%
Media Bay Limited	Tanzania	Licensed	85%
Merryvale Limited	Guernsey	IP	100%
Osiris Trading Proprietary Limited	South Africa	Back office services	100%
Partner Media Limited	Gibraltar	Marketing services	100%
Pindus Holdings Limited	Guernsey	Holding company	100%
Raging River Trading Proprietary Limited	South Africa	Licensed Western Cape Gambling and Racing Board ("WCGB") / software development	100%
Raichu Investments Proprietary Limited	South Africa	Holding company	100%
Red Interactive Limited	United Kingdom	Marketing agency	100%
Rosebay Gaming SARL	Cameroon	Licensed	100%
Ruby Bay Proprietary Limited	South Africa	Dormant	100%
Seabrook Limited	Gibraltar	Dormant processing entity	100%
Selborne Limited	Gibraltar	Dormant processing entity	100%
Sevenvale Limited	Guernsey	Dormant	100%
SG Media Limited	Guernsey	Holding company	100%
SG Ventures Limited	Guernsey	Operational	100%
SGHC Limited	Guernsey	Head office company	100%
SGHC SA Proprietary Limited	South Africa	Head office company	100%
SGHC South Africa Holdings Proprietary Limited	South Africa	Dormant	100%
SGHC UK Limited	United Kingdom	Head office company	100%
SGHC USA Inc.	USA	Head office company	100%
Smart Business Solutions SA	Paraguay	Licensed	100%
SportCC ApS	Denmark	Sports data and content services	75%
Sports Betting Group Ghana Limited	Ghana	Licensed	98.99%
Sports Entertainment Acquisition Corporation Inc.	USA	Dormant	100%
SportScore ApS	Denmark	Sports data and content services	75%

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by the Company
Stanworth Development Limited	Guernsey	IP	100%
Summit Bay Proprietary Limited	South Africa	Dormant	100%
SuperGroup Tech Limited	Guernsey	Dormant	100%
Tailby Limited	Guernsey	IP	100%
The Rangers Limited	Uganda	Dormant	93%
The Six Gaming Ltd	Alderney	Licensed	100%
Topcroyde Limited	Cyprus	Dormant	100%
Verno Holdings Limited	Guernsey	Holding company	100%
Waterview Close Properties Proprietary Limited	South Africa	Dormant	100%
Webhost Limited	Guernsey	Operational procurement company	100%
Win Technologies (UK) Limited	United Kingdom	Operational back office services	100%
Win Technologies Spain Operations S.L.U.	Spain	Operational back office services	100%
Wingate Trade Proprietary Limited	South Africa	Operational - licensed reseller	100%
Yakira Limited	Guernsey	Holding company	100%
Zuzka Limited	British Virgin Islands	Funding entity	100%

D.	Property, Plants and Equipment
Our principal executive office is located in Bordeaux Court, Les Echelons, St Peter Port, Guernsey, GY1 1AR. Our primary facilities located in Guernsey, Malta, South Africa and the United Kingdom are used primarily for sports trading, management, technology, commercial/sales and marketing, finance, legal, and human resources teams. Worldwide we lease over 350,000 square feet of office space. Our largest leases are in South Africa and the United Kingdom, under which approximately 203,500 and 62,000 square feet, respectively, of office space is leased for the purposes detailed above, resulting in a right-of-use asset of €13.4 million and €45.1 million, respectively, being included in the right-of-use assets on the Consolidated Statements of Financial Position. None of the remaining individual leases are considered to be material.
We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space can be procured to accommodate any expansion of our operations as needed.
Facilities
Our primary facilities located in Guernsey, Malta, South Africa and the United Kingdom are used primarily for sports trading, management, technology, commercial/sales and marketing, finance, legal, and human resources teams. Worldwide we lease over 350,000 square feet of office space.
We believe that our facilities are adequate to meet our needs for the immediate future and that we will be able to procure suitable additional space to accommodate any expansion of our operations as needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For purposes of this Item 5, “we,” “our,” “us”, "the Group", "Super Group" and "SGHC" and the “Company” refer to Super Group (SGHC) Limited and its subsidiaries collectively. The Company conducts its business primarily through its operating subsidiaries.
The following discussion includes information that Super Group’s management believes is relevant to an assessment and understanding of Super Group’s consolidated results of operations and financial condition.
The discussion should be read together with our historical annual consolidated financial statements, as of December 31, 2024 and as of December 31, 2023 and for each of the three years in the period ended December 31, 2024, and the related notes thereto, included elsewhere in this Report.
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
A.Operating Results
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
Our predecessor holding company, SGHC Limited, was incorporated in July 2020. On October 7, 2020, it became the ultimate holding company for a group of companies through a subsequent restructure of entities with common ownership. Super Group (SGHC) Limited, the parent company of SGHC Limited, was incorporated on March 29, 2021. Following a corporate reorganization, our business includes Pindus Holdings Limited and its subsidiaries, Yakira Limited, Gazelle Management Holdings Limited and Raging River Trading Proprietary Limited, which collectively operate the portion of our business known as Betway, and Fengari Holdings Limited and SG Media Limited, which collectively operate the portion of our business known as Spin.
In January 2022, we entered into a Business Combination Agreement with Sports Entertainment Acquisition Corp., a Delaware corporation (“SEAC”), SGHC Merger Sub, Inc., and Sports Entertainment Acquisition Holdings LLC (the “Business Combination”).

As of the date of this Report, our subsidiaries are licensed in 20 jurisdictions and collectively we have approximately 3,300 employees. During 2024, on average, over 4.8 million customers per month yielded €3.6 billion in wagers per month. During 2024, total wagers amounted to €43.8 billion. Our business generated €1.7 billion in net gaming revenue for the year ended December 31, 2024 in different geographic regions, including North America, South America, Africa and the Middle East, Europe, and Asia-Pacific, such regions accounting for 36%, 1%, 39%, 16% and 8%, respectively, of our total revenue in 2024.
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
Spin is our multi-brand online casino offering. Spin’s diverse portfolio of more than 16 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin is casino-led but some of its brands also offer sports betting products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which we believe an expansive brand portfolio will be a significant asset. In September 2022, we expanded the Spin portfolio by acquiring a majority stake in Jumpman Gaming Limited. In 2024, the remaining stake was acquired. Jumpman is a multi-brand B2C casino operator, which runs on proprietary technology and also supplies a number of white label brand partners, with a focus on a more recreational segment of the market than Betway and Spin. Across its entire business, Jumpman operates approximately 200 brands and generates almost all of its revenue from the UK.
As part of our efforts to further expand our global footprint, in January 2023, we acquired DGC, the parent of DGC USA, which holds the exclusive license to use the Betway brand in the United States.
Following an extensive internal review, DGC announced in July 2024 that it would undertake an exit plan for its sportsbook product in all of the nine states in which it was live. This exit process has been completed, and so DGC no longer offers any sports betting products in the U.S.
DGC continued to offer casino games in Pennsylvania and New Jersey, under the Betway and Jackpot City licenses in 2024. This offering continues in 2025, with a rebrand from Betway to Spin Palace in March 2025.
Following Betway’s global expansion, we have in certain circumstances licensed the brand to third parties in certain jurisdictions where licensees are better positioned to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.
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

Warrant Exchange and Consent Solicitation
Pursuant to the Business Combination Agreement, a total of 22,499,986 public and 11,000,000 private warrants were issued by Super Group as part of consideration. Each warrant entitled the holder to purchase one Super Group ordinary share at a price of $11.50 per share, subject to certain adjustments. Furthermore, Pre‐Closing Holders (as defined below) were granted a contingent right to receive up to 50,969,088 earnout shares subject to attainment of certain stock price hurdles over a five‐year period from the Closing Date.
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
Under the terms of the Business Combination Agreement, certain shareholders of Super Group (SGHC) Limited (the “Pre-Closing Holders,” as defined in the Business Combination Agreement) had contingent rights to receive up to 50,969,088 ordinary shares (the “Earnout Shares”), subject to our attainment of certain share prices over a five-year period from the closing date of the Business Combination. Following the completion of the Offer and Consent Solicitation, the Pre-Closing Holders waived their respective rights to receive any Earnout Shares arising from the earnout obligation under the Business Combination Agreement. Accordingly, no further ordinary shares are issuable under the Business Combination Agreement.
Comparability of Financial Information
In September 2022, we purchased 100% of the outstanding shares in Verno Holdings Limited ("Verno"), the holding company which holds 70% of Jumpman Gaming Limited, a small, UK-focused casino business, which has built all its proprietary technology and operates a number of interactive gaming services under licenses granted by the gaming authorities in the United Kingdom and Alderney.
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
Other acquisitions and disposals
In April 2021, SGHC Limited entered into an option agreement for a third party, Mahi Gaming LLC to purchase the business-to-business division of DGC subject to all required gaming approvals in the U.S. first being obtained in respect of the asset transfer. The disposal of the business-to-business division of DGC was completed on February 1, 2024 - see note 19 to our consolidated financial statements included elsewhere in this Annual Report.
On November 1, 2024, the Group acquired the remaining 30% non-controlling interest of the Verno Group of companies. For more details, see note 29 to our consolidated financial statements included elsewhere in this Annual Report.

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
In the short term, for online casino wagering and online sports wagering, the element of chance may affect win rates (hold rates); these win rates, particularly for online sports wagering, may also be affected in the short term by factors that are largely beyond our control, such as unanticipated event outcomes, a customer’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of customers, the volume of wagers placed and the amount of time spent gambling. Factors that are nominally within our control, such as the level of incentives, also called bonuses or comps, given to customers, might not, for various reasons both within and beyond our control, be well-controlled and hence in turn might impact win rates. For online casino games, it is possible that a random number generator outcome or game will malfunction or is otherwise misprogrammed to pay out wins in excess of the game’s mathematical design and award errant prizes. For online sports wagering, it is possible that our platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are highly favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers and risk managers are capable of human error, so even if our wagering products are subject to a capped payout, significant volatility can occur. Similarly, inadvertently over-incentivizing customers can convert a sports wager or casino game that would otherwise have been expected to be profitable for us into one with a positive expectation for the player.
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
Some of our growth has been achieved due to this approach, but we cannot be certain that this will be replicated in future. While we have derived significant experience from the diverse requirements of the 20 jurisdictions in which we already hold licenses, there can be no certainty that such experience will be of any assistance in further new markets, or that we will be able to achieve suitable product-market fit in future new markets, either by way of customizing existing product or sourcing additional new products.
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
For example, Betway’s revenues are often impacted by the calendars of major football (soccer) leagues around the world, international and local cricket tournaments, major American sports leagues, marquee horse racing events, major professional tennis tournaments and the major multi-year cycle soccer tournaments. We naturally seek to adapt marketing efforts accordingly, taking advantage of additional opportunities for profitable growth whenever they present while mitigating potentially negative effects on profits by adjusting marketing appropriately in off-season periods.
In contrast, Spin's portfolio of casino brands is largely unaffected by seasonality in the aggregate as online casino gaming is largely an individual activity unaffected by external calendars. Seasonality effects may occur at the time of certain major national holidays and/or vacation periods and as a result our revenues and cashflow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities.
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

Average MAC for 12-month periods ended
	Value millions	Growth from Prior Year millions	%
December 2022	2.84	0.10	4%
December 2023	3.97	1.14	40%
December 2024	4.79	0.82	21%

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
We have four operating segments, Betway, Spin, Jumpman and DGC; and two reportable segments, Betway and Spin (Jumpman aggregates with Spin and DGC aggregates with Spin for items relating to Jackpot City and Betway for items relating to the Betway brand). These operating segments engage in business activities from which they may recognize revenues and incur expenses. These segments can be disaggregated by various characteristics but mostly by brand.
Our sports betting revenue is mostly generated by Betway, which also generates some revenue from online casino. Online casino revenue is mainly generated by Spin (which consists of more than 16 separate brands collectively referred to as Spin), which also generates a small amount of revenue from sports betting. Revenue is allocated based on the underlying source and costs are reasonably allocated between Betway and Spin based on how management views these groups for performance management and decision-making purposes.
Direct and Marketing Expenses
Marketing expenses are broken out into the following marketing channels: acquisition and retention marketing, search engine optimization, digital and “affiliates” marketing, and brand marketing or sponsorships. This item also includes compensation, commissions and benefits, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party marketing consulting fees.
Direct expenses consist primarily of costs relating to fraud, merchant and processing costs relating to customer deposits and withdrawals. The direct expenses category also includes costs relating to royalties paid to content and product providers, taxes paid on gaming and sports betting activities in jurisdictions with a gaming tax regime, other operational irrecoverable value added taxes and withholding taxes. Additionally, personnel costs, bonuses and benefits, rental, rates and levies and certain office-related and travel expenses as well as realized and unrealized exchange rate movements are included under this category.
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
Depreciation and Amortization
Depreciation and amortization are provided on property and equipment over the estimated useful lives on a straight-line basis. Depreciation and amortization also include the amortization of intangible assets on both diminishing balance (for customer databases) and straight-line basis (for all other categories) as well as right of use assets written off on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the profit before taxation.
Finance Expense and Income
Finance expenses consists primarily of interest paid in respect of lease liabilities and loans payable. Finance income consists primarily of interest received in respect of bank balances and loans receivable.

Impairment of assets
Impairment of assets relates to the impairment loss recognized due to the impairment of intangible assets and property, plant and equipment following the closure of the U.S. sportsbook market. In addition, there was an impairment of goodwill due to the recoverable amount of the DGC CGU being lower than the carrying amount. Refer to note 11 to the consolidated financial statements included elsewhere in this Annual Report for details.
Gain on disposal of business
Gain on disposal of business relates to the gain recognized on the sale of the B2B division of DGC. Refer to note 19 to the consolidated financial statements included elsewhere in this Annual Report for details.
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
Change in fair value of warrant and earnout liabilities, and foreign exchange on revaluation (continued)
The warrants and earnout liabilities were extinguished in December 2022 (refer to "Warrant Exchange and Consent Solicitation") and the change in fair value and foreign exchange rate up to the extinguishment date were recognized in profit or loss.
Refer to notes 24.2 and 24.3 to our consolidated financial statements included elsewhere in this Annual Report.
Share listing expense
As a result of the Business Combination Agreement (refer to "Business Combination and Reorganization" section), SEAC shareholders became shareholders of Super Group. Based on the technical accounting guidance assessed, we considered that the excess of fair value of Super Group shares and warrants issued over the fair value of SEAC’s identifiable net assets acquired represented compensation for the service of share exchange listing for its shares and such amounts were expensed as incurred in the share listing expense line in profit or loss (see note 1 and note 24 to our consolidated financial statements included elsewhere in this Annual Report).
Change in fair value of options
Change in fair value of options relate to the fair value gain or loss resulting from the change in fair value of the underlying derivative instrument to which it relates. Amounts incurred for the year ended December 31, 2024 relate mainly to the Mahi option, with small amounts relating to T and W Holdings Proprietary Limited and SportCC ApS. Amounts incurred for the year ended December 31, 2023 related to the Mahi option, which was exercised in February 2024. Refer to note 20 to the consolidated financial statements included elsewhere in this Annual Report for details.
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

Results of Operations
Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023
The following table sets forth our historical consolidated results of operations for the annual periods indicated:

	Super Group € '000s	Betway € '000s	Spin € '000s	Head Office and Other € '000s
For the year ended December 31, 2024
Revenue	1,696,854	1,022,617	674,237	—
Direct and marketing expenses	(1,269,917)	(783,333)	(458,287)	(28,297)
General and administrative expenses	(162,257)	(84,511)	(48,881)	(28,865)
Impairment of goodwill	(36,775)	(36,775)	—	—
Depreciation and amortization expense	(77,709)	(37,845)	(38,241)	(1,623)
Other operating income	6,724	4,640	2,042	42
Finance income	10,225	8,634	1,438	153
Finance expense	(6,082)	(1,957)	(3,345)	(780)
Change in fair value of option	(12,976)	—	—	(12,976)
Gain on disposal of business	40,135	—	—	40,135
Share of post-tax profit of equity accounted associate	576	—	—	576
Profit / (loss) before taxation	188,798	91,470	128,963	(31,635)
Income tax expense	(75,253)	(67,319)	(7,726)	(208)
Profit / (loss) for the year	113,545	24,151	121,237	(31,843)

For the year ended December 31, 2023
Revenue	1,436,117	837,995	598,122	—
Direct and marketing expenses	(1,136,870)	(723,879)	(390,895)	(22,096)
General and administrative expenses	(148,153)	(77,213)	(40,666)	(30,274)
Impairment of goodwill	(35,949)	(35,949)	—	—
Depreciation and amortization expense	(82,189)	(38,504)	(41,141)	(2,544)
Other operating income	6,071	3,530	712	1,829
Finance income	8,912	7,850	483	579
Finance expense	(2,726)	(1,288)	(11)	(1,427)
Change in fair value of option	(28,642)	—	—	(28,642)
Gain on bargain purchase	209	—	209	—
Profit / (loss) before taxation	16,780	(27,458)	126,813	(82,575)
Income tax (expense) / income	(25,386)	(24,688)	(2,997)	2,299
(Loss) / profit for the year	(8,606)	(52,146)	123,816	(80,276)

Revenue

	Super Group € '000s	Betway € '000s	Spin € '000s
Year ended December 31, 2024
Online casino	1,335,504	662,138	673,366
Sports betting	335,988	335,950	38
Brand licensing	18,598	18,598	—
Other	6,764	5,931	833
Total Group revenue	1,696,854	1,022,617	674,237

Year ended December 31, 2023
Online casino	1,079,131	481,992	597,139
Sports betting	296,881	296,881	—
Brand licensing	34,059	34,059	—
Other	26,046	25,063	983
Total Group revenue	1,436,117	837,995	598,122
Our total revenue was €1.70 billion for the year ended December 31, 2024, an increase of €260.7 million or 18.2% (Constant Currency: 20.6%) compared to €1.44 billion for the year ended December 31, 2023, mainly due to strong performances in the African and European markets, especially with the continued launch of new casino content as well as improved sports margins, especially on soccer, and thus increased sports betting revenue. Despite the strong performance, overall growth was offset by the impact of currency fluctuations across various jurisdictions in which we operate.
Betway
Revenue for the Betway segment increased by €184.6 million or 22.0% to €1,022.6 million for the year ended December 31, 2024, compared to €838.0 million for the year ended December 31, 2023.
Brand licensing revenue decreased by €15.5 million or 45.4% to €18.6 million for the year ended December 31, 2024, compared with €34.1 million for the year ended December 31, 2023. Brand license fees are generated for the use of the Betway brand, which decreased during 2024 mainly due to renegotiations of the brand license fee agreements as a result of pressure on the licensed partner’s revenue.
Sports betting gaming revenue for the Betway segment increased by €39.1 million or 13.2% to €336.0 million for the year ended December 31, 2024, compared to €296.9 million for the year ended December 31, 2023. The growth in 2024 was largely due to increasingly positive sports margins throughout 2024, especially in European soccer, as well as increased betting fixtures in the UEFA Champions League in the second half of 2024, versus unprecedented unfavorable sports betting margins in the latter part of 2023. Additionally, 2023 comparative sports betting revenue included €52.0 million from the Indian market, which the Group exited at the end of the third quarter of 2023 due to the introduction of an unsustainable goods and services tax ("GST") regime in India.
Online casino gaming revenue for the Betway segment increased by €180.1 million or 37.4% to €662.1 million for the year ended December 31, 2024, compared to €482.0 million for the year ended December 31, 2023. Betway saw a decline in its online casino gaming revenue from its Asia-Pacific market for the year ended December 31, 2024 of €30.8 million due to the closure of the Indian market in September 2023 due to the passing of new GST regulation that would have made the market unprofitable. This impact was offset by positive performance in the African and European segments, both far exceeding forecasted performance due to an improved focus on casino offerings in Betway along with the launching of new platform providers and gaming content offered to customers.

Spin
Revenue for the Spin segment increased by €76.1 million or 12.7% to €674.2 million for the year ended December 31, 2024, compared with €598.1 million for the year ended December 31, 2023.
Online casino gaming revenue for the Spin segment increased by €76.2 million or 12.8% to €673.4 million for the year ended December 31, 2024, compared to €597.1 million for the year ended December 31, 2023. Spin saw a growth in its online casino gaming revenue from its North American market for the year ended December 31, 2024 of €60.9 million, mainly due to the enhanced customer acquisition and retention strategies, after the migration to the Ontario regulatory platform during 2022, the effects of which were still felt in the 2023 comparatives. Spin also saw further positive growth in New Zealand due to an investment in local marketing during 2023 and focused casino game offerings introduced to the market.

Direct and Marketing Expenses

	Super Group € '000s	Betway € '000s	Spin € '000s	Head Office and Other € '000s
Year ended December 31, 2024
Direct Expenses	855,431	539,861	287,277	28,293
Gaming tax, license costs and other tax	178,155	128,821	49,334	—
Processing & Fraud Costs	202,592	140,480	62,112	—
Royalties	221,319	84,318	136,996	5
Staff related expenses	133,240	89,733	20,005	23,502
Other operational costs	102,816	87,056	13,899	1,861
Foreign exchange losses (excluding foreign exchange on processing)	17,309	9,453	4,931	2,925
Marketing Expenses	414,486	243,472	171,010	4
Direct and marketing expenses	1,269,917	783,333	458,287	28,297

Year ended December 31, 2023
Direct Expenses	769,836	491,851	255,889	22,096
Gaming tax, license costs and other tax	127,189	93,641	33,549	(1)
Processing & Fraud Costs	196,533	135,301	59,681	1,551
Royalties	198,315	74,210	124,105	—
Staff related expenses	158,107	121,506	20,638	15,963
Other operational costs	72,325	53,217	15,317	3,791
Foreign exchange losses / (profits) (excluding foreign exchange on processing)	17,367	13,976	2,599	792
Marketing Expenses	367,034	232,028	135,006	—
Direct and marketing expenses	1,136,870	723,879	390,895	22,096
Direct and marketing costs were €1.27 billion for the year ended December 31, 2024, an increase of 11.7% (Constant Currency: 13.7%) compared to €1.14 billion for the year ended December 31, 2023 and is mainly linked to the increase in direct costs relating to revenue in Africa and the increase in direct costs as a result of the exit from the U.S. sportsbook market as well as continuous investment in marketing.
Our total marketing expenditure increased by €47.5 million or 12.9% for the year ended December 31, 2024 to €414.5 million compared with €367.0 million for the year ended December 31, 2023.
The overall marketing expenditure to gaming revenue ratio for the year ended December 31, 2024 decreased to 24.8% from 26.7% for the year ended December 31, 2023, as the business continued to identify more effective marketing channels with higher returns on spend while still delivering strong growth.

Of our overall direct and marketing expenses, direct expenses formed 67.4% of the total direct and marketing expenses during the year ended December 31, 2024 and formed 67.7% of the total direct and marketing expenses during the year ended December 31, 2023. Direct Expenses increased by 11.1% from €769.8 million for the year ended December 31, 2023 to €855.4 million for the year ended December 31, 2024.
Gaming tax, license costs and other tax increased but the increases are in line with expectations as the majority of growth in revenue came from Africa, Europe and North America which all have local gaming and betting taxes and/or license fees payable in market. Additional increases were the result of new gaming taxes payable that came into effect in New Zealand with the introduction of gambling duties payable by offshore operators from July 2024.
Processing & Fraud Costs increased by 3.1% from €196.5 million for the year ended December 31, 2023 to €202.6 million for the year ended December 31, 2024. This was mainly due to an increase in processing costs of €13.5 million or 7.4%, which was less than the increase in revenue over the same period. This was mostly attributable to the country mix, with most of the growth coming from the African and European markets, which have a lower cost of processing than the markets in the Asia-Pacific and North American markets offset by a decrease in processing fees relating to India following the closure in 2023. The overall increase in processing costs was partly offset by a decrease of €7.5 million or 49.5% in fraud costs.
Staff related expenses, relating to direct costs, also decreased for the year ended December 31, 2024 by 15.7% or €24.9 million to €133.2 million from €158.1 million for the year ended December 31, 2023. The decrease reflects the impact of the various initiatives, driven by the business, to ensure operational efficiencies across most of the operating units resulting in a decrease in the average number of employees, while also leveraging automation, such as technology and better processes, in key functional areas of the business. The decrease is also due to the reclassification of costs relating to administrative costs - discussed under the General and Administrative expenses section. Additionally contributing to the decrease is reduced RSU expenses of €6.5 million, mainly due to the RSUs granted in connection with the Business Combination being fully vested during 2024.
Our Royalties to gaming revenue ratio for the year ended December 31, 2024 decreased to 13.2% from 14.4% for the year ended December 31, 2023 although the royalties amount increased by €23.0 million. Royalties as a percentage of revenue decreased due to the growing contribution of the African markets, where our bespoke software minimizes royalty obligations.
Other operational costs increased by €30.5 million or 42.2% during the year ended December 31, 2024, to €102.8 million from €72.3 million for the year ended December 31, 2023. €26.1 million of this increase relates directly to the closure of the sports offering in the U.S. and the settlement of the market access agreements in such closed U.S. states, as well as €8.9 million relating to write offs of internally developed intangible assets, after the decisions to close or exit certain markets, which were deemed unprofitable to operate in the long run.
Betway
Marketing expenditure in the Betway segment increased by €11.4 million or 4.9% for the year ended December 31, 2024 to €243.5 million compared with €232.0 million for the year ended December 31, 2023. Marketing expenditure as a percentage of gaming revenue, however, decreased from 29.8% for the year ended December 31, 2023 to 24.4% for the year ended December 31, 2024. Despite the decrease in the overall percentage of marketing, Betway still achieved growth in revenue of 22.0% for the year ended December 31, 2024, mainly due to effective marketing strategies, investing into channels and/or markets that provide a higher return on investment.
Direct expenditure in the Betway segment increased by €48.0 million or 9.8% from €491.9 million for the year ended December 31, 2023 to €539.9 million for the year ended December 31, 2024, attributable to:
•gaming tax and license costs, which is typically directly related to revenue, increased by €35.2 million or 37.6% to €128.8 million for the year ended December 31, 2024, compared to €93.6 million for the year ended December 31, 2023. This was in line with the strong growth achieved in the South African, United Kingdom, and Ghanaian markets, all which have relatively high betting and gaming taxes levied on local revenue;
•processing and fraud costs increased by €5.2 million or 3.8% to €140.5 million for the year ended December 31, 2024, compared to €135.3 million for the year ended December 31, 2023. Processing and Fraud cost as a percentage of gaming revenue has however decreased from 17.4% for the year ended December 31, 2023 to 14.1% for the year ended December 31, 2024. These efficiencies are mainly due to the increased revenue over the period coming from African and European markets, which have lower cost relating to processing than the North American and Asia-Pacific markets. Additionally contributing to this percentage decrease was the closure of the Indian market in September 2023, which had high processing costs;
•royalty costs, which are directly linked to revenue increased by €10.1 million or 13.6% to €84.3 million for the year ended December 31, 2024, compared to €74.2 million for the year ended December 31, 2023. Royalty cost as a percentage of gaming revenue has also decreased from 9.5% for the year ended December 31, 2023 to 8.4% for the year ended December 31, 2024. African markets, which use bespoke software, drove revenue growth, reducing royalties as a percentage of revenue;
•staff related expenses decreased by €31.8 million or 26.1% to €89.7 million for the year ended December 31, 2024, compared to €121.5 million for the year ended December 31, 2023. Similar to the overall group strategy, the decrease reflects the various initiatives to ensure operational efficiencies while also leveraging automation in key functional areas the business has invested in; and
•other operational costs increased by €33.8 million or 63.6% to €87.1 million for the year ended December 31, 2024, compared to €53.2 million for the year ended December 31, 2023. Of this increase, €26.1 million directly related to the decision to close sportsbook in the U.S. and the settlement of the onerous agreements for the various sports states as well as €4.9 million relating to write offs of internally developed intangible assets due to the closure of certain markets which were deemed unprofitable to operate in the long run.
Spin
Marketing expenditure in the Spin segment increased by €36.0 million or 26.7% for the year ended December 31, 2024 to €171.0 million compared with €135.0 million for the year ended December 31, 2023. Marketing expenditure as a percentage of gaming revenue increased from 22.6% for the year ended December 31, 2023 to 25.4% for the year ended December 31, 2024. This was mainly attributable to a higher level of investment into the Jackpot City brand compared to prior year, not only in existing markets but also with the brand's successful launch in South Africa, the UK and U.S. already delivering material revenue growth.
Direct expenses in the Spin segment increased by €31.4 million or 12.3% for the year ended December 31, 2024, to €287.3 million compared with €255.9 million for the year ended December 31, 2023. The growth in these direct expenses are in line with the growth in revenue.
The main cost items can further be analyzed as follows:
•Gaming tax and license costs, which are typically directly related to revenue, increased by €15.8 million or 47.1% to €49.3 million for the year ended December 31, 2024, compared to €33.5 million for the year ended December 31, 2023. These costs as a percentage of gaming revenue also increased from 6% for the year ended December 31, 2023 to 7% for the year ended December 31, 2024. The launch of Jackpot City in the U.S. accounted for €8.4 million, while another €7.8 million can be attributed to the introduction of the offshore gambling duty that came into effect from July 2024 for all offshore operators in New Zealand.
•Processing and fraud costs increased by €2.4 million or 4.1% to €62.1 million for the year ended December 31, 2024, compared to €59.7 million for the year ended December 31, 2023. These costs as a percentage of gaming revenue also decreased from 10.0% for the year ended December 31, 2023 to 9.2% for the year ended December 31, 2024. While there was an increase in processing transaction fees for the year ended December 31, 2024, of €6.9 million in line with the increase in revenue, this was offset by a decline in divestments to customers accrued and/or paid of €8.8 million for the year ended December 31, 2024 versus the same period in prior year.
•Royalty costs, which are charged on casino revenue increased by €12.9 million or 10.4% to €137.0 million for the year ended December 31, 2024, compared to €124.1 million for the year ended December 31, 2023. The increase is slightly less than the contributing growth in revenue, mainly due to negotiations with the platform service providers to allow for the deduction of additional rebates, as well as Jumpman's average royalty cost being much lower on its casino product offering than some of the other Spin operators, because the Jumpman product is an internally developed platform.

Head Office and Other
In the Head Office segment, direct and marketing expenditure increased by €6.2 million or 28.1% for the year ended December 31, 2024, to €28.3 million compared with €22.1 million for the year ended December 31, 2023. The increase relates to direct employment costs, due to staff additions on a Group level to ensure adherence to various regulatory requirements and to align the business strategy in certain key function across the business.

General and Administrative Expenses

	Super Group € '000s	Betway € '000s	Spin € '000s	Head Office and Other € '000s
Year ended December 31, 2024
Staff costs and related expenses	61,921	27,190	31,830	2,901
Technology and infrastructure costs	48,286	35,228	11,358	1,700
Audit and professional fees	26,610	8,754	3,472	14,384
Other administrative costs	25,440	13,339	2,221	9,880
General and administrative expenses	162,257	84,511	48,881	28,865

Year ended December 31, 2023
Staff costs and related expenses	44,485	17,244	27,027	214
Technology and infrastructure costs	51,627	41,131	9,252	1,244
Audit and professional fees	30,605	9,798	2,384	18,423
Other administrative costs	21,436	9,040	2,003	10,393
General and administrative expenses	148,153	77,213	40,666	30,274
Our general and administrative expenses increased by €14.1 million or 9.5% (Constant Currency: 13.7%) for the year ended December 31, 2024 to €162.3 million compared to €148.2 million for the year ended December 31, 2023 and was mainly attributable to the reclassification of staff related costs from direct and marketing to general and administrative cost, due to the internal restructuring of some of the administrative subsidiaries within the Group that offer shared service support to the revenue generating business units, into an administrative stand-alone structure. Overall we have seen significant efficiencies achieved throughout the year ended December 31, 2024 in cost, due to a reduction in total headcount.
Betway
In the Betway segment, general and administrative expenditure increased by €7.3 million or 9.5% for the year ended December 31, 2024, to €84.5 million compared with €77.2 million for the year ended December 31, 2023.
•Staff costs and related expenses increased by €9.9 million or 57.7% to €27.2 million for the year ended December 31, 2024,from €17.2 million for the year ended December 31, 2023. This is mainly due to the restructuring of Win Technologies (UK) Limited and Osiris Trading Limited, from the structure of one of the revenue generating business units to a separate support service structure enabling that entity to provide services to the wider group and improve operational efficiencies.
•Technology and infrastructure costs decreased by €5.9 million or 14.4% to €35.2 million for the year ended December 31, 2024 from €41.1 million for the year ended December 31, 2023. The main reason for the decrease was related to the decision to close sports betting in the U.S., which, prior to closing, required material investment into the platform.
Spin
In the Spin segment general and administrative expenses increased by €8.2 million or 20.2% to €48.9 million for the year ended December 31, 2024 compared to €40.7 million for in the year ended December 31, 2023.

The remaining increase is mainly due to the following:
•Technology and infrastructure costs increased by €2.1 million or 22.8% to €11.4 million for the year ended December 31, 2024 from €9.3 million for the year ended December 31, 2023. This was due to an increase in hosting fees surrounding a new CRM platform during 2024 to automate and improve key customer service functions as well as increased cost with the launch of Jackpot city in the U.S., UK and South Africa.
•Staff costs and related expenses in turn increased by €4.8 million or 17.8% for the year ended December 31, 2024, to €31.8 million compared with €27.0 million for the year ended December 31, 2023. This is mainly due to the reclassification of staff related cost from direct and marketing to general and administrative cost. Additional cost was also allocated to Spin with the launch of Jackpot City in the U.S., UK and South Africa.
Head Office and Other
In the Head Office segment, general and administrative expenditure decreased by €1.4 million or 4.7% for the year ended December 31, 2024, to €28.9 million compared with €30.3 million for the year ended December 31, 2023. Efficiencies gained from the third year post-listing audit process led to a reduction in both audit and accounting fees, specifically decreasing SOX-related advisory fees and annual audit fees.

Depreciation and Amortization
Depreciation and amortization expenditure decreased by €4.5 million or 5.5% to €77.7 million for the year ended December 31, 2024, compared to €82.2 million for the year ended December 31, 2023.
Betway
Depreciation and amortization expenditure for the Betway segment decreased by €0.7 million or 1.7% to €37.8 million     for the year ended December 31, 2024, in comparison to €38.5 million for the year ended December 31, 2023. This decrease is mainly due to the intangible assets relating to historic acquisitions being depreciated on a diminishing balance method.
Spin
Depreciation and amortization expenditure for the Spin segment decreased by €2.9 million or 7.0% to €38.2 million for the year ended December 31, 2024, in comparison to €41.1 million for the year ended December 31, 2023. The primary reason for the decrease relates to intangible assets relating to historic acquisitions reaching the end of their useful lives.
Finance Income
Finance income relates primarily to the Betway segment and increased by €1.3 million or 14.7% to €10.2 million in the year ended December 31, 2024, compared to €8.9 million for the year ended December 31, 2023. The increase is primarily driven by higher bank balances, resulting from excess cash accumulated prior to the payment of the dividends during 2024.
Finance Expense
Finance expenditure increased by €3.4 million or 123.1% to €6.1 million in the year ended December 31, 2024, compared to €2.7 million for the year ended December 31, 2023. This increase is mainly due to an increase in the lease liability balances from 2023 to 2024 with the new lease signed for the shared group premises in London, United Kingdom as well as interest raised on the Austrian tax accrual in Spin resulting in a large increase in finance expenditure in the Spin segment.
Income Tax (Expense)/ Benefit
Income tax expense increased by €49.9 million to an expense of €75.3 million for the year ended December 31, 2024, in comparison to the tax expense of €25.4 million for the year ended December 31, 2023. This was primarily due to an increase in current tax as a result of increased profitability in jurisdictions with a higher tax regime, an increase in dividends tax payable of €9.7 million, as as well an increase of €0.7 million relating to the Global minimum top-up tax, which was recognized for the first time this year as a result of tax changes in line with the OECD/G20 Inclusive Framework on BEPS.

Overall the blended tax rate decreased to 10.1% for the year ended December 31, 2024, compared to 13.4% in December 31, 2023, which is mainly due to differential foreign tax rates and non-deductible expenditure in various jurisdictions in which we operate.
The effective tax rate decreased from 151% for the year ended December 31, 2023 to 40% for the year ended December 31, 2024.
Net Profit
Our net profit for the year ended December 31, 2024 was €113.5 million, while the loss for the year ended December 31, 2023 was €8.6 million, which was an increase of €122.2 million or 1419.4%. The significant increase is driven by revenue growth, combined with efficiencies in direct, marketing, general, and administrative expenses.
The Betway segment’s result increased by €76.3 million to a profit of €24.2 million for the year ended December 31, 2024, from a €52.1 million loss for the year ended December 31, 2023. This is mainly due to strong performances in the African and European markets as well as efficiencies in both marketing and operational expenditure, even with the inclusion of a €91.8 million loss from the U.S. business, mainly due to the onerous contracts arising from the decision to close the sportsbook market.
The Spin segment’s profit decreased by €2.6 million or 2.1% to €121.2 million for the year ended December 31, 2024, from €123.8 million for the year ended December 31, 2023. Although the segment delivered revenue growth in 2024, this was offset by a deliberate increase in marketing investments, targeting strategic markets.
The Head Office and other segment’s loss decreased by €48.4 million or 60.3% for the year ended December 31, 2024 to a loss of €31.8 million, from a loss of €80.3 million for the year ended December 31, 2023. Although costs increased due to additional resources for aligning group functions and achieving efficiencies, this was offset by the lower fair value adjustment related to the Mahi option, as further described in note 19 to our consolidated financial statements included elsewhere in this Annual Report, in the year ended December 31, 2024.
During 2024 we incurred non-recurring losses and a non-recurring gain. The losses included changes in fair value of options of €13.0 million, which mainly relates to a loss on the change in fair value of the Mahi option of €13.1 million. Additionally, an impairment loss relating to DGC of €36.8 million. Offsetting these losses was the profit on disposal of the B2B division of DGC which resulted in a gain of €40.1 million. Despite these adjustments, the Group still achieved a profit for the 2024 financial year.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table sets forth our historical consolidated results of operations for the annual periods indicated:

	Super Group € '000s	Betway € '000s	Spin € '000s	Head Office and Other € '000s
For the year ended December 31, 2023
Revenue	1,436,117	837,995	598,122	—
Direct and marketing expenses	(1,136,870)	(723,879)	(390,895)	(22,096)
General and administrative expenses	(148,153)	(77,213)	(40,666)	(30,274)
Impairment of goodwill	(35,949)	(35,949)	—	—
Depreciation and amortization expense	(82,189)	(38,504)	(41,141)	(2,544)
Other operating income	6,071	3,530	712	1,829
Finance income	8,912	7,850	483	579
Finance expense	(2,726)	(1,288)	(11)	(1,427)
Change in fair value of option	(28,642)	—	—	(28,642)
Gain on bargain purchase	209	—	209	—
Profit / (loss) before taxation	16,780	(27,458)	126,813	(82,575)
Income tax (expense) / income	(25,386)	(24,688)	(2,997)	2,299
(Loss) / profit for the year	(8,606)	(52,146)	123,816	(80,276)

For the year ended December 31, 2022
Revenue	1,292,210	714,165	578,045	—
Direct and marketing expenses	(979,300)	(609,924)	(365,110)	(4,266)
General and administrative expenses	(144,084)	(61,657)	(57,538)	(24,889)
Transaction fees	(22,969)	—	—	(22,969)
Depreciation and amortization expense	(66,729)	(27,809)	(35,963)	(2,957)
Other operating income	5,491	3,669	1,609	213
Finance income	2,222	1,398	382	442
Finance expense	(1,345)	(147)	(178)	(1,020)
Gain on derivative contracts	4,148	2,435	1,713	—
Foreign exchange on revaluation of warrants and earnouts	(25,047)	—	—	(25,047)
Share listing expense	(126,252)	—	—	(126,252)
Change in fair value of warrant liability	34,518	—	—	34,518
Change in fair value of earnout liability	237,354	—	—	237,354
Change in fair value of option	6,292	—	21,421	(15,129)
Profit before taxation	216,509	22,130	144,381	49,998
Income tax income / (expense)	(34,240)	(22,456)	(4,847)	(6,937)
Profit for the year	182,269	(326)	139,534	43,061

Revenue

	Super Group € '000s	Betway € '000s	Spin € '000s
For the year ended December 31, 2023
Online casino	1,079,131	481,992	597,139
Sports betting	296,881	296,881	—
Brand licensing	34,059	34,059	—
Other	26,046	25,063	983
Total Group revenue	1,436,117	837,995	598,122

For the year ended December 31, 2022
Online casino	875,878	298,800	577,078
Sports betting	376,521	376,144	377
Brand licensing	36,558	36,343	215
Other	3,253	2,878	375
Total Group revenue	1,292,210	714,165	578,045
Our total revenue was €1.4 billion for the year ended December 31, 2023, an increase of €143.9 million or 11.1% compared to €1.3 billion for the year ended December 31, 2022, mainly due to strong performances in the African and European markets, especially with the continued launch of new casino content being offset by historically low sports trading margins across the industry. Despite the strong performance, overall growth was offset by the impact of currency fluctuations across various jurisdictions in which we operate.
Betway
Revenue for the Betway segment increased by €123.8 million or 17.3% to €838.0 million for the year ended December 31, 2023, compared to €714.2 million for the year ended December 31, 2022.
Brand licensing revenue decreased by €2.28 million or 6.3% to €34.1 million for the year ended December 31, 2023, compared with €36.3 million for the year ended December 31, 2022. Brand license fees are a recovery against sponsorship marketing spend, which decreased during 2023 mainly due to renegotiations of the brand license fee agreements due to pressure on the licensed partner’s revenue.
Sports betting gaming revenue for the Betway segment decreased by €79.3 million or 21.1% to €296.9 million for the year ended December 31, 2023, compared to €376.1 million for the year ended December 31, 2022. The decline in 2023 was largely due to unprecedented unfavorable sports betting margins, which were experienced across the industry during the year. Additionally, there was a decline of €30.0 million due to the various regulatory reforms in the Indian market, starting in 2022 and then our exit from this market at the end of the third quarter of 2023, which was driven by the introduction of an unsustainable GST regime in India.
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
Online casino gaming revenue for the Betway segment also increased by €27.2 million or 11.5% to €264.4 million for the year ended December 31, 2023, compared to €237.2 million for the year ended December 31, 2022. While Betway saw a slight decline in its online casino gaming revenue from its North American market for the year ended December 31, 2023 mainly due to the migration of customers in Ontario to the regulated platform, this was offset by new casino game offerings in the African and European markets resulting in an overall increase for the Betway segment.

Spin
Revenue for the Spin segment increased by €20.1 million or 3.5% to €598.1 million for the year ended December 31, 2023, compared with €578.0 million for the year ended December 31, 2022.
Online casino net gaming revenue for the Spin segment also increased by €20.1 million or 3.5% to €597.1 million for the year ended December 31, 2023, compared to €577.1 million for the year ended December 31, 2022. Spin saw a decline in its online casino net gaming revenue from its North American market for the year ended December 31, 2023, mainly due to the migration of customers in Ontario to the regulated platform. This decline was offset by the growth in the European segment of 109% due to the consolidation of Jumpman into this segment after our acquisition of Verno in September 2022.
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

Direct and marketing costs were €1.1 billion for the year ended December 31, 2023, an increase of 16.1% (Constant Currency: 23.8%) compared to €1.0 billion for the year ended December 31, 2022 and mainly linked to the increase in direct costs relating to revenue in Africa, Canada and other European markets as well as a continuous investment in marketing.
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
Our Royalties to Net Gaming Revenue ratio for the year ended December 31, 2023, increased to 14.4% from 14.2% for the year ended December 31, 2022, an increase of €20.1 million, mainly due to higher rates paid on Casino games, which as a product offering was responsible for the largest part of the revenue growth for the year.
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
•staff related expenses increased by €18.5 million or 17.9% to €121.5 million for the year ended December 31, 2023, compared to €103.0 million for the year ended December 31, 2022. The growth in cost was mainly due to consolidation of staff expenditure in DGC ("Betway USA") with its acquisition, which accounts for an increase of €22.6 million. This increase was partially offset by the savings achieved in the Betway global operations in which staff related expenses decreased by €4.1 million due to various strategies, such as improved technology, AI, and enhanced processes to continue to deliver efficiencies in the underlying cost base while not sacrificing revenue growth; and
•other operational costs increased by €14.1 million or 35.9% to €53.2 million for the year ended December 31, 2023, compared to €39.2 million for the year ended December 31, 2022. Of this increase, €14.0 million related to cost in Betway USA and is mainly due to market access agreements and other regulated market cost relating to the various states it is licensed in or applying for licenses. The Betway ex-U.S. division, excluding DGC only, saw a 0.3% increase for the year ended December 31, 2023.
Spin
Marketing expenditure in the Spin segment increased by €10.5 million or 8.5% for the year ended December 31, 2023 to €135.0 million compared to €124.5 million for the year ended December 31, 2022. Marketing expenditure as a percentage of gaming revenue, however, remained fairly consistent, only increasing from 21.6% for the year ended December 31, 2022 to 22.6% for the year ended December 31, 2023.
Direct expenses in the Spin segment increased by €15.3 million or 6.3% for the year ended December 31, 2023, to €255.9 million compared to €240.6 million for the year ended December 31, 2022. This is in large part due to the acquisition of Verno in September 2022. Spin operations excluding Verno holdings showed a decline in direct expenses of €0.1 million or 0.1%, mainly attributed to continued effort on finding operating efficiencies through technology and other process enhancements.
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

Head Office and Other
In the Head Office segment, direct and marketing expenditure increased by €17.8 million or 417.9% for the year ended December 31, 2023, to €22.1 million compared with €4.3 million for the year ended December 31, 2022. This is due to an increase in direct employment costs, mainly due to staff additions on a Group level to ensure adherence to various regulatory requirements due to the listing, offset by a decrease in the net foreign exchange gain, which was €10.0 million in 2022 and was mainly relating to the foreign exchange movement on the Standard Bank Loan facility. Refer to note 17 to the consolidated financial statements included elsewhere in this Annual Report for details.
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
Head Office and Other
In the Head Office segment, general and administrative expenditure increased by €5.4 million or 21.6% for the year ended December 31, 2023, to €30.3 million compared to €24.9 million for the year ended December 31, 2022. This was due to additional software implemented to automate and ease SEC reporting requirements and facilitate SOX compliance as well as increased professional fees.
Depreciation and Amortization
Depreciation and amortization expenditure increased by €15.5 million or 23.2% to €82.2 million for the year ended December 31, 2023, compared to €66.7 million the year ended December 31, 2022.
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
Income Tax Expense/Benefit
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
The Betway segment’s loss increased by €51.8 million to €52.1 million for the year ended December 31, 2023, from €0.3 million for the year ended December 31, 2022. This is mainly due to an increase in profit of €50.5 million which is mainly attributable to strong performances in the African and European markets. This is offset by a loss of €102.1 million attributable to DGC, which includes an impairment of €35.9 million relating to goodwill.
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
Non-GAAP Financial Measures
EBITDA
This Annual Report includes EBITDA, which is a non-GAAP company-specific performance measure that we use to supplement our results presented in accordance with IFRS. EBITDA is defined as profit / (loss) for the year before depreciation, amortization, finance income, finance expense and tax expense/benefit.
Adjusted EBITDA
This Annual Report also includes Adjusted EBITDA, which is a non-GAAP company-specific performance measure that we use to supplement our results presented in accordance with IFRS. Adjusted EBITDA is EBITDA adjusted for RSU expense, payroll taxes on RSUs granted in connection with the Business Combination, change in fair value of options, unrealized foreign exchange, gain on disposal of business, impairment of assets, U.S. sportsbook closure, market closure, gain on bargain purchase, transaction fees, gain on derivative contracts, share listing expense, foreign exchange on revaluation of warrants and earnouts, change in fair value of warrant and earnout liabilities and other adjustments. We believe that Adjusted EBITDA is useful in evaluating our operating performance as it is similar to measures reported by our public competitors and is regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.
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

The table below presents a reconciliation of profit / (loss) to EBITDA and Adjusted EBITDA:

	2024 € '000s	2023 € '000s	2022 € '000s
Profit / (loss) for the year	113,545	(8,606)	182,269
Income tax expense	75,253	25,386	34,240
Finance income	(10,225)	(8,912)	(2,222)
Finance expense	6,082	2,726	1,345
Depreciation and amortization expense	77,709	82,189	66,729
EBITDA	262,364	92,783	282,361
Unrealized foreign exchange	5,185	3,526	2,611
Adjusted RSU expense[1]	10,337	16,836	25,386
Gain on disposal of business[2]	(40,135)	—	—
Impairment of assets	36,775	35,949	—
U.S. Sportsbook closure[3]	32,749	—	—
Change in fair value of options	12,976	28,642	(6,292)
Market closure[4]	5,834	10,397	—
Transaction fees	—	—	22,969
Gain on derivative contracts	—	—	(4,148)
Gain on bargain purchase	—	(209)	—
Share listing expense	—	—	126,252
Foreign exchange on revaluation of warrants and earnouts	—	—	25,047
Change in fair value of warrant liability	—	—	(34,518)
Change in fair value of earnout liability	—	—	(237,354)
Other non-recurring adjustments[5]	4,179	10,254	8,552
Adjusted EBITDA	330,264	198,178	210,866
1 Associated payroll expenses relating to the one off RSUs issued related to awards following the Transaction described in note 24 to our consolidated financial statements included elsewhere in this Annual Report of nil (2023: nil, 2022: €1.1 million) are included in this line.
2 The gain on disposal of business relates to the sale of the B2B division of DGC. See note 19 to our consolidated financial statements included elsewhere in this Annual Report for further details.
3 The U.S. Sportsbook closure relates to onerous contracts and other costs relating to the closure of the DGC sportsbook during the year. See note 11.1 to our consolidated financial statements included elsewhere in this Annual Report for further details.
4 Market closure costs relates to the Group's exit from the Indian market on October 1, 2023. In 2023, this includes contract termination costs, bad debt and contract write offs. In 2024, this includes additional bad debt in connection with the closure.
5 Other non-recurring adjustments in 2024 include mainly Sportsbook acquisition related costs and certain legal costs. In 2023, this included bad debt and SOX implementation fees relating to new acquisitions. In 2022, this included audit and other fees relating to the listing.
Net Gaming Revenue
Net Gaming Revenue (“NGR”) is Gross Gaming Revenue (inclusive of both online casino and sports betting) minus bonuses and comps and incentives, minus payments to casino game suppliers in order to fund progressive jackpot network games, and minus value-added tax (“VAT”) and goods and services tax (“GST”) in countries where these taxes are applicable.
We believe NGR is useful as an indicator of our overall performance and for comparison against peers which disclose similar numbers on a regular basis. The value and growth of NGR directly affects our revenue generated from online casino games and sports betting offerings. A number of other operating expenses are correlated with NGR, including cost of fraud, payment processing, “affiliates” marketing and the provision of casino and sports betting products. The same is true to a lesser extent of operating expenses associated with the infrastructure and customer support that is necessary to service customers.

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
The table below sets forth year-over-year increases in certain financial statement line items on an actual basis in accordance with IFRS and on a non-GAAP constant currency basis:

	Actual growth year on year Percentage	Growth based on constant currency Percentage
Revenue	18.2%	20.6%
Direct and marketing	11.7%	13.7%
General and administrative expenses	9.5%	13.7%
Management has identified the following key indicators when calculating the impact of constant currency:
•Revenue growth of 18.2% (Constant Currency: 20.6%) was driven by strong performance in Africa, Canada and certain European markets. Despite the strong performance, overall growth was offset by the impact of currency fluctuations across various jurisdictions in which we operate.
•Direct and marketing costs increased by 11.7% (Constant Currency: 13.7%) and is mainly linked to the increase in direct costs relating to revenue in Africa, the increase in direct costs as a result of the exit from the United States sportsbook market as well as continuous investment in marketing.
•General and administrative expenses increased by 9.5% (Constant Currency: 13.7%) and was mainly attributable to the reclassification of staff related cost from direct and marketing to general and administrative cost, due to the internal restructuring of some of the administrative subsidiaries within the group that offer shared service support to the revenue generating business units, into an administrative stand-alone structure. The overall growth was also impacted by the impact of currency fluctuations across various jurisdictions in which we operate.

B. Liquidity and Capital Resources
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to the monthly cash flow requirements of our direct and marketing expenses and general and administrative expenses. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows.
We had €372.9 million in cash and cash equivalents as of December 31, 2024. We cannot guarantee that our available cash resources will be sufficient to meet our liquidity needs. We may need additional cash resources due to changes in business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of issuance of our Consolidated Financial Statements. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the required financing is not available, or if the terms of financing are less desirable than expected, we may be forced to decrease our level of investment in new market launches and related marketing initiatives or to scale back our existing operations, which could have an adverse impact on our business and financial prospects.
Cash Flows
The following table summarizes our cash flows for the periods indicated.

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Net cash flows from operating activities	283,583	132,849	166,836
Net cash flows used in investing activities	(105,786)	(5,013)	(96,523)
Net cash flows used in financing activities	(54,149)	(131,164)	(103,179)
Increase / (decrease) in cash and cash equivalents	123,648	(3,328)	(32,866)
Cash and cash equivalents at end of the year	372,882	241,923	254,778
Operating Activities
Net cash generated from operating activities increased by €150.7 million for the year ended December 31, 2024, to €283.6 million, compared to €132.8 million for the year ended December 31, 2023.
Cash generated from operating activities increased due to the €122.2 million rise in profit from 2023 to 2024, adjusted for non-cash items and other income statement items not relating to operating activities, which grew by €15.2 million.
Working capital also contributed with the increase of €51.9 million, primarily driven by a decrease in trade and other receivables due to a large progressive winner in December 2023, paid in January 2024, an increase in trade and other payables resulting from the U.S. sportsbook closure and a change in bonus policy, deferring employee bonus payments to the first quarter of 2025.
The above increases are offset by cash outflows from operating activities relating to the increase of taxes paid of €38.5 million from 2023 to 2024. This increase is linked to the increase in profit.
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
Investing Activities
Net cash used in investing activities increased by €100.8 million for the year ended December 31, 2024, to €105.8 million, compared to €5.0 million for the year ended December 31, 2023.

For the year ended December 31, 2024, cash used in investing activities primarily consists of:
•€29.8 million invested in financial instruments, €20.3 million of which was paid to Apricot Investments for sportsbook platform enhancements;
•€78.4 million spent on internal development of intangible assets, mainly related to the development work on the agreed statement of work as per the interim agreement, before the transaction is concluded on the acquisition of the Apricot sportsbook software;
•€12.2 million paid for acquisition of property, plant and equipment, mainly relating to investment in leasehold improvements and computer hardware and software; as well as
•€5.7 million paid for the investment in entities, which consists of deferred and contingent consideration paid for 15 Marketing and SportCC ApS, cash paid for investment in associate and cash paid on the acquisition of the non-controlling interest of Jumpman.
The above is offset mainly by:
•€9.2 million received from the sale of DGC's B2B division;
•€9.6 million in interest on cash in investment bank accounts; as well as
•€1.8 million from receipts from loans receivable.
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
Financing Activities
Net cash from financing activities reduced total cash by €54.1 million for the year ended December 31, 2024, primarily attributable to a first time dividends paid to the parent companies equity holders of €46.1 million as well as repayments of lease liabilities of €8.0 million, including interest of €2.6 million.
Net cash from financing activities reduced total cash by €131.2 million for the year ended December 31, 2023, mainly due to the repayment of interest-bearing loans of €139.4 million due mainly to the extinguishment of the DGC loan with Standard Bank, a share repurchase of €2.6 million, total repayment of the lease liabilities of €7.7 million, offset by the proceeds from an extension of the DGC loan with Standard bank of €18.6 million before its full repayment.
Net cash from financing activities reduced total cash by €103.2 million for the year ended December 31, 2022 , mainly due to a share repurchase of €224.3 million, the cash payment for deferred consideration of €13.2 million, the repayment of interest-bearing loans of €26.7 million, predominantly offset by the proceeds from shares issued net of transaction costs of €170.6 million.
Contractual obligations
For details of obligations of the Group, refer to Item 4.D – Property, plans and equipment and notes 2.19, 15, 26 and 28 to our consolidated financial statements included elsewhere in this Annual Report.

C. Research and Development, Patents and Licenses
Our research and development focus is on the software used and deployed by our businesses.
Spin focuses on in-house development where it holds domain expertise or can create competitive edge, while it procures external software where third-party solutions excel beyond its in-house capabilities or desire to develop these functions internally. Internal development focus areas include player experience capabilities (e.g. casino lobbies, promotions engine), core data framework, and bespoke data science models. Third party software procurement includes games, payment providers, and back-office technologies (contact center management, CRM, risk verification, fraud detection). Internal development also includes integration of third party solutions to deliver an integrated player experience.
Betway prioritizes in house software development for its customer facing product, i.e. App. Betway (excluding Africa), currently augments development resources for its sportsbook technology through arrangements with its long-term partner and key sportsbook provider Apricot. See Item 4 Betway sports betting products, for further details on this arrangement. Betway Africa's primary focus is on internal software development. It custom built its platforms and continues to enhance them with ongoing innovation and feature development.
In addition, we have a portfolio of trademarks and domains. For details of our intellectual property strategy and registrations see Item 4.B. Intellectual Property. We do not own any patents.
Where we license key software or other intellectual property rights from third parties are set out in Item 4.B Partnerships, Supplier and Strategic Collaborations.

D. Trend Information
See "Key Factors Affecting Operating Results - Industry Trends and Competitive Landscape."

E. Critical Accounting Estimates and Judgments
The preparation of financial statements under IFRS requires us to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated along with other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
Although these estimates and judgements we made were based on the best information available at December 31, 2024, it is possible that events which might take place in the future would require their adjustment in future periods.
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

Quantitative and Qualitative Disclosures about Market Risk
We have in the past, and may in the future, be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. Our exposure to interest rate and financial instruments risk was not material as of December 31, 2024. See note 26 to our Consolidated Financial Statements included elsewhere in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
Our directors and executive officers, including their ages as of March 31, 2025, are as follows:

Name	Age	Position
Neal Menashe	53	Chief Executive Officer and Director
Alinda Van Wyk	49	Chief Financial Officer and Director
Richard Hasson	45	President and Chief Commercial Officer
Eric Grubman	67	Director, Chairman
Robert James Dutnall	72	Director
John Le Poidevin	54	Director
Natara Holloway	48	Director
Jonathan Jossel	40	Director
Merrick Wolman	67	Director
Neal Menashe has served as our Chief Executive Officer and a member of our Board since our formation in January 2021 and served as the Chief Executive Officer and member of the board of directors of our operating subsidiary SGHC Limited from its formation through the closing of the Business Combination. In 2001, Mr. Menashe co-founded Win Technologies, which is now a subsidiary of our Company. Mr. Menashe holds a Bachelor of Commerce in Accounting from University of Cape Town and a Bachelor of Accounting Sciences (Honors) from University of South Africa, and qualified as a Chartered Accountant in 1998 after serving with Arthur Andersen in Johannesburg, South Africa. Mr. Menashe’s qualifications to serve on our Board include his two decades of experience within the gaming sector and knowledge of our business and industry.
Alinda Van Wyk has served as our Chief Financial Officer and a member of our Board since our formation in January 2021 and served as the Chief Financial Officer and member of the board of directors of our operating subsidiary SGHC Limited from its formation through the closing of the Business Combination. Ms. Van Wyk joined a predecessor company of SGHC in 2000 as a Financial Controller, becoming Group Head of Finance in 2007 and thereafter Group Finance Director. Ms. Van Wyk holds a Bachelor of Commerce (Honors) in Accounting Sciences from the University of Stellenbosch Business School and is accredited ACMA, CGMA by the Chartered Institute of Management Accountants. Ms. Van Wyk’s qualifications to serve on our Board include her more than 20 years of experience within the online gaming industry and her extensive experience with the management and oversight of complex financial reporting and auditing systems.
Richard Hasson has served as our President since January 2021 and as our Chief Commercial Officer since April 2024, having previously served as our Chief Operating Officer from January 2021 to April 2024. Mr. Hasson resigned from his position as a member of our Board on February 28, 2025. Mr. Hasson has also served as the President and Chief Operating Officer of, and a member of the board of directors of, our operating subsidiary SGHC Limited from its formation in 2020 through the closing of the Business Combination. Prior to joining our Company, Mr. Hasson was Commercial Director of Win Technologies. Mr. Hasson previously worked in the investment banking division of Goldman Sachs and qualified as a chartered accountant at KPMG. Mr. Hasson received his M.B.A. from London Business School and his Bachelor of Business Science from the University of Cape Town.
Eric Grubman has served as a member of our Board since January 2022, having previously served as Chairman and Chief Financial Officer of Sports Entertainment Acquisition Holdings LLC (“SEAH”) from October 2020 until the closing of the Business Acquisition. Mr. Grubman served as Chairman of the Board of On Location Experiences, a premium experiential hospitality business from April 2018 to January 2020. From 2004 until 2018, Mr. Grubman served in various roles with the National Football League (“NFL”), including leadership roles in Finance and Business Operations. He most recently served as an Executive Vice President leading special projects, including the sales of NFL teams, franchise relocations, construction of stadiums and was heavily involved with managing relationships with NFL Owners. Prior to the NFL, Mr. Grubman served as Co-President at Constellation Energy Group, an energy company that provides electric power, natural gas, and energy management services, from 1999 to 2002. Prior to his role with Constellation, Mr. Grubman served in various roles at Goldman Sachs, including as Partner and co-head of the Energy Group. Mr. Grubman earned a bachelor’s degree in economics from the United States Naval Academy and an M.B.A. from Harvard Business School. Mr. Grubman’s qualifications to serve on our Board include his years of executive experience working with professional sports leagues.

Robert James Dutnall has served as a member of our Board since our formation in January 2021, having served as an advisor to the Betway Group since 2012, playing a key role in structuring the company as it is today, with a focus on developing the sports betting business. Prior to this role, Mr. Dutnall spent seven years with listed online gambling company, Sportingbet plc, including five years as managing director of its European business. Mr. Dutnall is a qualified Chartered Accountant and previously held senior finance and general management positions with a number of industrial and consumer companies, including Invensys and Unigate. Mr. Dutnall’s qualifications to serve on our Board include his extensive experience in the gaming and entertainment industry.
John Le Poidevin has served a member of our Board since our formation in January 2021, having served as a director of our subsidiary SGHC Limited since November 2020. Mr. Le Poidevin is a Fellow of the Institute of Chartered Accountants in England and Wales and a former audit partner of BDO LLP in London, retiring from the partnership in 2012. Mr. Le Poidevin has served as a non-executive director and audit committee chair across a range of different businesses, including Market Tech Holdings Limited from 2014 to 2017, Safecharge International Group Limited from 2014 to 2019 and Stride Gaming Plc from 2015 to 2019. Mr. Le Poidevin is currently a non-executive director at a number of companies, including International Public Partnerships Limited, BH Macro Limited and TwentyFour Income Fund Limited, all of which are listed on the main market of the London Stock Exchange. Mr. Le Poidevin’s qualifications to serve on our Board include his experience across the online gaming, leisure and retail sectors in the UK, European and global markets.
Natara Holloway Branch has served as a member of our Board since May 2022. Mrs. Holloway Branch served on the board of directors of SEAH and as the chair of its audit committee prior to the Business Combination. She currently serves on the board of directors and as the chair of the audit committee of the publicly held company bleuacacia ltd. Mrs. Holloway Branch has served in various management positions for the NFL since 2004, most recently serving as the Vice President of Football Business Operations and Strategy overseeing emerging football innovation, strategy, administration and football pipeline development from April 2019 to May 2022. Previously, Mrs. Holloway Branch served as the NFL’s Vice President of Youth & High School Football Strategy, Vice President of Brand, Marketing and Retail Development for Consumer Products, and Vice President of Corporate Development - New Business Development. Prior to joining the NFL, Mrs. Holloway Branch served in the Controller’s Group at ExxonMobil from 1998 to 2004. Mrs. Holloway Branch earned a bachelor’s degree in accounting from the University of Houston. She currently serves on the Advisory Board for the University of Houston Bauer School of Business and has served on the University of Houston’s Power Athletics Task Force. Mrs. Holloway Branch’s qualifications to serve on our Board include her experience and management within strategy, innovation, business development, accounting and audit functions specific to the sports and entertainment industry.
Jonathan Jossel has served as a member of our Board since May 2022. Mr. Jossel has served as the Chief Executive Officer of the Plaza Hotel & Casino since 2014, overseeing day-to-day operations as well as undertaking several large-scale renovation projects. From 2007 to 2014, Mr. Jossel served in management roles with Tamares Group, a real estate firm, overseeing the Tamares real estate portfolio in Las Vegas, Nevada. Mr. Jossel is an active member of the Fremont East Entertainment District board of directors, the Downtown Vegas Alliance, and the Nevada Resort Association. He earned a Business Commerce degree from the University of Birmingham in the United Kingdom. Mr. Jossel’s qualifications to serve on our Board include his experience in rebuilding the Plaza’s brand over the last 15 years.
Merrick Wolman has served as a member of our Board since February 2025. Mr Wolman is the Chief Executive Officer of Bellerive Finance Limited since its inception in 2011. Bellerive was created as a result of an MBO of the Finance business of Stenham Group. Mr Wolman had been the head of Stenham Group Limited’s Business Finance division between1999 and 2011. Mr Wolman holds a BCom from the University of Natal, South Africa. He qualified as Chartered Accountant (SA) in 1981, while serving articles at Arthur Andersen. After doing national service at the South African Revenue Service, he began his career in commerce, emigrating to the United Kingdom in 1988. Mr Wolman is a member of the ICAEW and SAICA. In his role within Stenham and Bellerive, Mr Wolman gained much experience in the gaming industry working closely in the set up and monitoring of a number of gaming ventures. Mr. Wolman’s qualifications to serve on the Super Group Board include his success in financial services with Bellerive and prior to that Stenham and his professional qualifications.
None of the persons listed above was selected as a member of board of directors or member of senior management pursuant to an arrangement or understanding with Super Group’s major shareholders, customers, suppliers or others.

B.	Compensation
Historical Executive Officer and Director Compensation
The amount of compensation paid, and benefits in kind granted, to our executive officers and directors for the year ended December 31, 2024 was $8.3 million. We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in our home country and will not be otherwise publicly disclosed by us.
Historical Compensation of Super Group’s Executive Officers and directors for the year ended December 31, 2024:

(U.S. dollars)	All executive officers and directors
Base compensation(1)	$2,986,388
Bonuses	$3,461,051
Total cash compensation	$6,447,439
RSUs granted	$1,885,648
Total compensation	$8,333,087

(1)	Base compensation represents the actual salary amounts paid to executive officers in 2024.
Executive Officer and Director Compensation
The compensation committee of our Board (the "Compensation Committee") is responsible for making all determinations with respect to our executive compensation programs and the compensation of our executive officers. The Compensation Committee has the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and the Compensation Committee works with such advisors to evaluate the compensation of our Chief Executive Officer and our other executive officers and our non-management directors, as well as to develop and implement our compensation philosophy and programs as a public company. None of our executive officers serve as a member of the Compensation Committee or are otherwise responsible for the Compensation Committee’s decisions, but our Chief Executive Officer and Chief Financial Officer are involved with compensation decisions by providing insight and recommendations to the Compensation Committee regarding compensation for executive officers other than themselves.
Director Compensation
Non-employee directors were granted RSUs pursuant to our 2021 Equity Incentive Plan based upon each individual’s service contract, which provides for a specific value, granted per year for the duration of a fixed term contract. The value of the grant is converted to USD at the closing exchange rate on December 1 of that year (the “Valuation Date”), and the number of RSUs is calculated using the 50-day moving average price at the Valuation Date. RSUs when granted will vest within the same calendar year of the grant date subject to continued service at the date of vesting.
2021 Equity Incentive Plan
In December 2021, our Board approved, and, our shareholders considered and approved, the 2021 Equity Incentive Plan (the “2021 EIP”).
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

The 2021 EIP is administered by our Board, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers, subject to certain limitations imposed under the 2021 EIP, and other applicable laws and stock exchange rules. Our Board has delegated administration of the 2021 EIP to the Compensation Committee, but may, at any time, revest in itself some or all of the powers previously delegated to the Compensation Committee. Our Board and the Compensation Committee are each considered to be a “Plan Administrator” as such term in used herein. The Plan Administrator has the authority to take all actions and make all determinations under the 2021 EIP, to approve the forms of award agreements for use under the 2021 EIP, to interpret the 2021 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2021 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, and set the terms and conditions of all awards under the 2021 EIP, subject to the conditions and limitations in the 2021 EIP.
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
Plan amendment and termination
Our Board may amend, suspend or terminate the 2021 EIP at any time; however, no amendment, suspension or termination may be made which materially adversely affects an award outstanding under the 2021 EIP without the consent of the affected service provider and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2021 EIP will remain in effect until the tenth anniversary of its effective date unless earlier terminated by our Board. No awards may be granted under the 2021 EIP after its termination, but awards previously granted may extend beyond that date in accordance with the 2021 EIP.
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
Non-U.S. and Non-UK service providers
The Plan Administrator may modify awards granted to service providers who are non-U.S. or non-UK nationals or employed outside the U.S. and the UK or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, employee benefit or other matters or to enable awards to be granted in compliance with any tax favorable regime that may be available in any jurisdiction as may be necessary or appropriate in the Plan Administrator’s discretion.
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
2021 Employee Stock Purchase Plan
In December 2021, our Board adopted, and our shareholders considered and approved, the 2021 Employee Stock Purchase Plan (the “2021 ESPP”).
The material terms of the 2021 ESPP are summarized below.
Administration
Our Board has the power to administer the 2021 ESPP and may also delegate administration of the 2021 ESPP to a committee comprised of one or more members of our Board. Our Board has delegated administration of the 2021 ESPP to the Compensation Committee, but may, at any time, revest in itself some or all of the powers previously delegated to the Compensation Committee. Our Board and the Compensation Committee are each considered to be a Plan Administrator as such term in used herein. The Plan Administrator has the final power to construe and interpret both the 2021 ESPP and the rights granted under it. The Plan Administrator has the power, subject to the provisions of the 2021 ESPP, to determine when and how rights to purchase our ordinary shares will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any of our parent or subsidiary companies will be eligible to participate in the 2021 ESPP.
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
Eligibility
Any individual who is employed by us (or by any of our parent or subsidiary companies if such company is designated by the Plan Administrator as eligible to participate in the 2021 ESPP) may participate in offerings under the 2021 ESPP, provided such individual has been employed by us (or our parent or subsidiary, if applicable) for such continuous period preceding the first day of the offering period as the Plan Administrator may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, subject to applicable law, the Plan Administrator may provide that an employee will not be eligible to be granted purchase rights under the 2021 ESPP unless such employee is customarily employed for more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code (to the extent applicable) and applicable law. The Plan Administrator may also provide in any offering that certain of our employees who are “highly compensated” as defined in Section 423(b)(4)(D) of the Code are not eligible to participate in the 2021 ESPP.
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
New Plan Benefits
Participation in the 2021 ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the 2021 ESPP. In addition, our Board and the Compensation Committee have not granted any purchase rights under the 2021 ESPP that are subject to shareholder approval. Accordingly, the benefits or amounts that will be received by or allocated to our executive officers and other employees under the 2021 ESPP, as well as the benefits or amounts which would have been received by or allocated to our executive officers and other employees for our current financial year if the 2021 ESPP had been in effect, are not determinable. Our non-executive directors will not be eligible to participate in the 2021 ESPP.
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
At the closing of the Business Combination, the parties agreed that the board of directors would be comprised of nine persons, seven of whom were identified as of the closing of the Business Combination and two were added following the closing. Mr. John Collins resigned as a Director with effect from December 31, 2023. Subsequently Mr. Wolman was appointed as a director with effect February 18, 2025 and Mr. Hasson resigned as a director with effect from February 28, 2025. The Board therefore now comprises eight persons.
Each Board member has served in their role as follows:

Director	Appointed
Neal Menashe	December 7, 2021
Alinda Van Wyk	December 7, 2021
Eric Grubman	January 27, 2021
Robert James Dutnall	March 29, 2021
John Le Poidevin	March 29, 2021
Jonathan Jossel	May 11, 2022
Natara Holloway Branch	May 11, 2022
Merrick Wolman	February 18, 2025
So long as our shares are listed on the NYSE, our Board shall include such number of “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require.
Director Service Contracts
There are no service contracts between the Super Group and any of Super Group’s non-executive directors providing for benefits upon termination of their service.
Audit Committee
We established an audit committee of the Board (the "Audit Committee"), comprised initially of Eric Grubman, John Le Poidevin and John Collins (each of whom served from January 27, 2022). Natara Holloway Branch was subsequently appointed as an Audit Committee member with effect from February 22, 2023. On December 31, 2023, John Collins resigned as an Audit Committee member. Mr Grubman resigned as an audit committee member on February 18, 2025 and was replaced by Robert James Dutnall.
Each of the Audit Committee members is independent under the applicable rules of the SEC and the NYSE. Mr. Le Poidevin is the chairman of the audit committee. Each member of the Audit Committee meets the financial literacy requirements of the NYSE and our Board has determined that Mr. Le Poidevin qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

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
Nominating and Corporate Governance Committee
We have established a nominating and corporate governance committee of the Board (the "Nominating and Corporate Governance Committee"). This originally comprised each of John Collins, John Le Poidevin and Robert James Dutnall who all served from January 27, 2022. John Collins resigned as the Chair and a member of the Nominating and Corporate Governance Committee with effect December 31, 2023 and was replaced at this time by Jonathan Jossel.
While there is an exemption to the NYSE listing standards for foreign private issuers, not requiring us to have a nominating and corporate governance committee composed entirely of independent directors, each of the Nominating and Corporate Governance Committee members is independent under the applicable rules of the SEC and the NYSE. Mr. Jossel is the chairman of the committee. The charter for the Nominating and Corporate Governance Committee (the "NCGC Charter") details the principal functions of the Nominating and Corporate Governance Committee.
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
The Nominating and Corporate Governance Committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the NCGC Charter, generally provide that persons to be nominated should:
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
The Nominating and Corporate Governance Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board. The Nominating and Corporate Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The Nominating and Corporate Governance Committee will not distinguish among nominees recommended by shareholders and other persons.
No parties have contractual director nomination rights.
Compensation Committee
We have established a compensation committee of the Board (the "Compensation Committee") comprised of Eric Grubman, John Le Poidevin and Robert James Dutnall, each of whom has served since January 27, 2022. While there is an exemption to the NYSE listing standards for foreign private issuers, not requiring us to have a compensation committee composed entirely of independent directors The Board has determined that each of the Compensation Committee members are independent. Mr. Grubman is the chairman of the Compensation Committee.
The Compensation Committee has a charter (the "Compensation Committee Charter"), which details the principal functions of the Compensation Committee, including:
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
•preparing and reviewing the Compensation Committee report on executive compensation to be included in our annual proxy statement, if required in accordance with applicable SEC rules and regulations; and
•reviewing, discussing and assessing its own performance at least annually as well as reviewing and assessing the adequacy of its charter periodically, and recommending any proposed changes to the Board for its consideration.
The Compensation Committee Charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel, accounting or other advisers or consultants and is directly responsible for the appointment, compensation and oversight of the work of any such adviser or consultant.

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
Risk Committee Information and Risk Oversight
We have established a Risk Committee of the Board (the "Risk Committee") comprised of Robert James Dutnall, Alinda Van Wyk, Jonathan Jossel and John Le Poidevin. Mr. Dutnall is the chair of the Risk Committee. The Risk Committee has a written charter. The purpose of the Risk Committee is to assist the Board in overseeing and considering the appropriateness of the risk management activities designed and implemented by management. The Risk Committee and Board also consider specific risk topics, including risks associated with our strategic initiatives, business plans and capital structure. Management, including our executive officers, is primarily responsible for managing the risks associated with our operations and business and provides appropriate updates to the Board and the Risk Committee. The Board delegates to the Risk Committee oversight of its risk management process, and our other board committees also consider risk as they perform their respective committee responsibilities. All committees report to the Board as appropriate, including when a matter rises to the level of material or enterprise risk.
Shareholder Communication with the Board of Directors
Shareholders and interested parties may communicate with the Super Group Board, any committee chairperson or the independent directors as a group by writing to the Super Group Board or committee chairperson in care of Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

D.	Employees
Together with our subsidiaries, we currently manage approximately 3,300 staff with teams in 16 countries. 96% of employees are permanently employed and the remainder are contractors.
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
Human Capital Resources
Through our subsidiaries, we currently manage approximately 3,300 (2023: 3,700; 2022: 3,900) staff with employees and contractors located in 16 countries. Of our employees, 96% are permanently employed and the remainder are contractors.
We operate a performance-oriented culture that emphasizes personal growth and effective delivery of objectives within the context of corporate strategy and goals. Our performance management processes focuses on key performance indicators ("KPIs") that are measurable against specific objectives.
KPIs are the heartbeat of the performance management process because they provide objective and clear information on whether someone is on track to meet the established objectives. We maintain a steady pipeline of home-grown, customer-focused management talent by exposing the majority of new hires to customer-facing roles that provide a comprehensive introduction to the workings of many of our systems and how they meet the needs of the customer. It is not uncommon for senior management roles to be occupied by staff who have graduated from this environment and who thereby benefit from a broad understanding of the major areas of the business and how the needs of the customer impact each area.

Where specific skills or expertise are unavailable internally, we will hire externally and typically seeks to offer compensation packages that compare well with other employment opportunities, including non-gambling technology companies.
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
Information on arrangements involving the employees in the capital of the Company is set forth in Item 7.B. of this Report.

F.	Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership of the Company as of March 31, 2025 by
•each beneficial owner of more than 5% of our ordinary shares;
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
The beneficial ownership of the Company is based on 505,637,593 Super Group ordinary shares issued and outstanding as of March 31, 2025.

	Number of Ordinary Shares	Percentage
Directors and Executive Management
Alinda Van Wyk (1) (2)	1,444,089	*
Neal Menashe (1) (3)	17,414,585	3%
Robert James Dutnall (1)	128,066	*
John Le Poidevin (1)	78,066	*
Eric Grubman (6)	3,918,924	*
Natara Holloway Branch	103,066	*
Jonathan Jossel	134,766	*
Merrick Wolman (8)	—
All directors and executive officers as a group (8 persons)	23,221,562	5%
Other 5% Shareholders
Knutsson Limited (4) (5)	227,208,009	45%
Chivers Limited (7) (8)	97,901,158	19%

*	Less than 1%.

(1)	The business address of this shareholder is Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

(2)
Bellerive Trust Limited as Trustee of the Agape Trust is the registered holder of 1,361,759 shares. Alinda Van Wyk is a discretionary beneficiary of the Agape Trust, but does not possess sole or shared voting or investment power over such shares. In addition Alinda Van Wyk is the holder of record of 82,330 shares.

(3)
Pepe Investments Limited is the registered holder of 16,947,959. Pepe Investments Limited is beneficially owned by each of Bellerive Trust Limited as Trustee of the Panther Trust and Earl Fiduciary AG as trustee of the Turtle Trust. Neal Menashe is a discretionary beneficiary of the Panther Trust and the Turtle Trust but does not possess sole or shared voting or investment power over such shares. In addition Neal Menashe is the holder of record of 466,626 shares.

(4)	The business address of this entity is 24 North Quay, Douglas, Isle of Man, IM1 4LE.

(5)
Knutsson Limited is beneficially owned by Ridgeway Associates Limited as trustees for the Alea Trust. Ridgeway Associates Limited is a professional trustee company whose professional directors change from time to time. None of the directors of Ridgeway Associates Limited, nor Ridgeway Associates Limited itself, have an economic interest in the Alea Trust or in Knutsson Limited.

(6)
Eric Grubman is the holder of record of 2,221,118 ordinary shares. Eric Grubman is also the trustee of the EKC2012 Trust, which is the holder of record of 848,903 ordinary shares, and has sole voting and investment control over the securities held by the EKC2012 Trust. As such, Mr. Grubman may be deemed to beneficially own the securities held by the EKC2012 Trust. Elizabeth Compton, Eric Grubman’s wife, is the trustee and a beneficiary of the EPG2012 Trust, which is the holder of record of 848,903 ordinary shares, and has sole voting and investment control over the securities held by the EPG2012 Trust. As such, Elizabeth Compton and Eric Grubman may be deemed to beneficially own the securities held by the EPG 2012 Trust.

(7)	The business address of this entity is Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP.

(8)
Chivers Limited is beneficially owned by Waddle Limited as corporate trustee of the Chivers Trust. Waddle Limited is a professional trustee company whose professional directors change from time to time. None of the directors at Waddle Limited, nor Waddle Limited itself, have an economic interest in the Chivers Trust or in Chivers Limited. Merrick Wolman is a discretionary beneficiary of the Chivers Trust but does not possess sole or shared voting or investment power over such shares.

Holders
As of March 31, 2025, we had 6 shareholders of record of our ordinary shares. We estimate that as of March 31, 2025, approximately 82.10% of our outstanding ordinary shares are held by three U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

B.	Related Party Transactions
Post-Business Combination Arrangements
In connection with the Business Combination, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements are described in detail in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 20, 2022. As of December 31, 2024, there are no material continuing obligations under any of those agreements.
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
Master Services Agreement with Bellerive Trust Limited
Under the terms of a Master Services Agreement, we procure management personnel services and company secretarial services from Bellerive Trust Limited and other entities within the Bellerive Group, which is wholly owned by Bellerive Group Holdings ("Bellerive Group"). Merrick Wolman, a director of the Company, has a shareholding in the Bellerive Group of entities.

C.	Interests of Experts and Counsel.
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements
See Item 18 of this Report for consolidated financial statements of Super Group (SGHC) Limited.
See Item “4.B Business Overview – Legal Proceedings” of this Report for information regarding provisions made for legal proceedings.
Dividend Policy
The Board confirmed on February 25, 2025 an annual dividend program with a target of 16 cents cash per share in 2025 with declarations and payments made on a quarterly basis, subject to approval by the Board, in its discretion. In evaluating each dividend declaration, the Board must consider the financial condition and may consider results of operations, certain tax considerations, capital requirements, alternative uses for capital, industry standards and economic conditions.

B.	Significant Changes
Except as disclosed in this Report, there have been no significant changes since the date of Super Group’s latest annual financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details
Our ordinary shares are listed on the NYSE under the ticker symbol “SGHC”.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ordinary shares are listed on the NYSE under the symbol “SGHC”.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not required.

B.	Memorandum and Articles of Incorporation
Our Memorandum of Incorporation provides that the objects and powers of Super Group (SGHC) Limited are not restricted and our Articles of Incorporation (or the “Articles”), permit us to engage in any lawful act or activity for which companies may be organized under the Companies (Guernsey) Law, 2008 (as amended) (the “Guernsey Companies Law”) (the Memorandum of Incorporation and our Articles together being our "Governing Documents").
The Articles grant the Board all the powers necessary for managing, directing and supervising the management of our business our affairs. There are no specific rights or restrictions in the Articles relating to borrowing powers.

Share Rights
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
Our Board may vary the rights attaching to shares under the Articles, without the consent of the shareholders, where they consider such a variation not to have a material adverse effect upon such rights. Otherwise, variation may be made only with the consent in writing of the holders of not less than three fourths of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than three fourths of votes at a separate meeting of the holders of the shares of that class.
In addition, our Board may, without approval of the shareholders of ordinary shares, allot, issue, grant options over and otherwise dispose of shares to such persons as they approve.
Neither the Articles nor Guernsey Companies Law contains any limits on the rights of non Guernsey residents or foreign shareholders which restricts or prevents them from holding shares in the Company or exercising any voting rights in connection therewith.
Rights to share in any surplus in the event of a liquidation
If the Company is wound up, following payment of the creditors, any surplus assets shall be distributed to the shareholders in proportion to the number of shares held by them at the commencement of the winding up subject to a deduction of any monies payable to the Company. In addition, during a winding up, subject to the rights attaching to any shares and with the sanction of a special resolution and any other sanction required by the Guernsey Companies Law, the liquidator may divide the assets of the Company in kind amongst the shareholders (whether such assets consist of property of the same kind or not).
Annual General Meetings
Annual general meetings ("AGM") are required to be held within a period of 18 months of the Company's incorporation and thereafter once every calendar year no more than 15 months' apart, unless the requirement has been waived in accordance with the Guernsey Companies Law.
Notice of an AGM must contain the information set out in the Articles and give at least 10 clear days' notice (but not more than 60 calendar days' notice); however, an AGM may be called on shorter notice if agreed by all the shareholders entitled to attend and vote at that meeting.
Notice of an AGM must be given to the shareholders, persons entitled to a share in consequence of the death or bankruptcy of a shareholder if the Company has been notified of their entitlement, the Board, the Company's auditors, and persons entitled to vote in respect of a share in consequence of the incapacity of a shareholder if the Company has been notified of their entitlement.
Disclosure thresholds
As the Company is listed on the NYSE, it is not required to comply with the beneficial ownership regime under the Beneficial Ownership of Legal Persons (Guernsey) Law, 2017 and therefore ownership is not required to be specifically disclosed.
Directors
Directors are not required to hold any shares in the Company.

There are no specific retirement rules for directors, and the Articles state that there is no age limit for directors save that they must be aged at least 18 years.
A director may resign at any time by giving to the Company notice. Any such director will be deemed to have resigned on the date on which the notice is delivered to the Company, unless the notice specifies a different date. A director may also be removed from office by the shareholders by ordinary resolution at any time before the expiration of his term, notwithstanding anything in the Articles. Alternatively, a director may be removed from office by the board of directors by resolution of all of his co-directors (not less than two in number). Finally, the office of a director will be deemed to be vacated if the director:
•becomes bankrupt or makes any arrangement or composition with his creditors or is adjudged insolvent or has his affairs declared en désastre or has a preliminary vesting order made against his Guernsey realty;
•dies or is found to be or becomes physically or mentally incapable of acting as a director;
•is prohibited by applicable law or the NYSE from being a director;
•without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolve that his office be vacated; or
•is removed from office pursuant to any other agreement between the director and the Company or any of its subsidiaries.
The remuneration of directors is determined by the Board, upon the recommendation of the Compensation Committee. Directors are also entitled to be repaid for all travelling, hotel and incidental expenses incurred or expected to be incurred by attending meetings of the directors and any such reasonable costs and expenses as he or she may properly incur in the performance of his or her duties.
Sinking Fund Provisions
There are no sinking fund provisions in the Articles.

C.	Material Contracts
Conditional Agreement to Purchase Sportsbook Software
On May 8, 2024, Betway Group Limited entered into a conditional purchase agreement with Fusion to acquire the worldwide rights (excluding USA) in the sportsbook software currently licensed to certain members of the Group by Apricot (see Item 4.B - Strategy, Products and Business Model of this Report). This agreement was transferred from Betway Group Limited to SuperGroup Tech Limited effective April 1 2025. Concurrently, Betway Group Limited entered into a further conditional purchase agreement with Derivco (UK) Limited (formerly known as Marown Limited) to acquire the right in the USA to the sportsbook software which was historically licensed to Digital Gaming Corporation USA by Marown Limited (the acquisitions from Fusion and Derivco, together the “Sportsbook Acquisition”).
The completion of the agreements is contingent upon receiving customary regulatory approvals. Should these approvals not be secured within one year from the date of the agreements, the transaction will be automatically cancelled and ceased to have effect, unless an extension is agreed upon by the parties.
The total consideration payable for the Sportsbook Acquisition is €142.4 million, plus additional amounts payable if certain earn-out conditions are achieved.
The upfront consideration (“Tranche One”) includes €102.4 million, which will be settled through the cancellation of the pre-existing loan repayable by Fusion. An additional €20.0 million (“Tranche Two”) is payable within 60 days of satisfaction of the conditions (the "Completion Date"). During the last quarter of 2024, two advancements on Tranche Two were made to Fusion totaling the equivalent of €10.3 million.
On the first anniversary of the Completion Date, being within 60 calendar days of the conditions being satisfied, an additional €20.0 million (“Tranche Three”) is payable, with the option of this amount being paid in cash or settled through the issue of ordinary shares of the Group.

Additional contingent payments of up to €210.0 million may be made through an earn-out mechanism if the Group’s sportsbook revenue more than doubles during the earn-out period, which runs through December 31, 2035. The earnout payments are calculated as a percentage of monthly sportsbook net gaming revenue, ranging from 0% to 8%.

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
•holders owning or considered as owning (directly, indirectly, or through attribution) five percent (measured by vote or value) or more of our ordinary shares; or
•persons who received any ordinary shares issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation.
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
Treatment of the Company as a non-U.S. Corporation for U.S. Federal Income Tax Purposes
Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, the Company, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Guernsey incorporated entity and tax resident of Guernsey, generally would be classified as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes.
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
Based on the nature of our business and the valuation of our assets, including goodwill, we believe that we were not a PFIC for the taxable year ended December 31, 2024. However, no assurances regarding our PFIC status can be provided for any taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the any taxable year.
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

Broadly, the ESR require Guernsey tax resident entities that generate income in a given tax year from certain activities to demonstrate that they have sufficient economic substance in Guernsey. There are a series of tests within the ESR to determine whether an entity has sufficient economic substance, which are: 1) the relevant activity which brings the entity within scope of the ESR must meet the test set out in the ESR to be regarded as be directed and managed in Guernsey 2) the entity must perform its core income generating activities (“CIGA”) in Guernsey and 3) the entity must be able to demonstrate that it has adequate people, premises and expenditure proportionate to the level and type of business activity in Guernsey.
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
Pillar Two
The Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting ("BEPS") addresses the tax challenges arising from the digitalization of the global economy. The Global Anti-Base Erosion Model Rules (the "Pillar Two model rules") apply to multinational enterprises ("MNEs") with annual revenue in excess of EUR 750 million per their consolidated financial statements.
The Pillar Two model rules introduce four new taxing mechanisms under which MNEs would pay a minimum level of tax (the "Minimum Tax"):
•The Qualified Domestic Minimum Top-up Tax ("QDMTT")
•The Income Inclusion Rule ("IIR")
•The Under Taxed Payments/Profits Rule ("UTPR")
•The Subject to Tax Rule. This is a tax treaty-based rule that generally proposes a Minimum Tax on certain cross-border intercompany transactions that otherwise are not subject to a minimum level of tax.
The new taxing mechanisms can impose a minimum tax on the income arising in each jurisdiction in which an MNE operates. The IIR, UTPR and QDMTT do so by imposing a top-up tax in a jurisdiction whenever the effective tax rate ("ETR"), determined on a jurisdictional basis under the Pillar Two rules, is below a 15% minimum rate.
The Income Tax (Approved International Agreements) (Implementation) (OECD Pillar Two GloBE Model Rules) Regulations, 2024 (the Pillar Two Regulations) have been adopted in Guernsey and came into effect from January 1, 2025. The Pillar Two Regulations implement the Pillar Two model rules on the terms set out therein and provide for (i) a QDMTT of 15% and (ii) qualified IIR multinational top-up tax.
According to these rules and regulations, the Group is considered a multinational enterprise to which the Pillar Two rules shall be applied. At the same time, Pillar Two legislation has been enacted or substantively enacted in several other jurisdictions in which the Group operates effective for the financial year beginning January 1, 2024.
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
A shareholder who is resident in Guernsey (which includes Alderney and Herm) for Guernsey tax purposes, or who is not so resident but carries on business in Guernsey through a permanent establishment to which the holding of ordinary shares is attributable, will incur Guernsey income tax at the applicable rate on dividends paid to that shareholder by us. Dividends are paid on a gross basis and where such shareholder is an individual, it is the responsibility of the individual to declare and pay the related tax to the Revenue Service in Guernsey.

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
Not applicable.

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
We make available on our website, free of charge, certain documents regarding our corporate governance. We also make available on our website, free of charge, our annual reports on Form 20-F, our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://supergroup.com. The information contained on our website is not incorporated by reference in this document.
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
A.    Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act) as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, the design and operation of the Company's disclosure controls and procedures were effective.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2024. This assessment was performed under the direction and supervision of our Chief Executive Officer and Chief Financial Officer, and used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2024, our internal control over financial reporting was effective.
For the year ended December 31, 2023, we identified a material weakness related to retaining sufficient contemporaneous documentation to demonstrate the operation of the review controls over the forecasts used in performing the annual impairment test of goodwill of the DGC cash generating unit and in the purchase price allocation upon acquisition of DGC on January 1, 2023. This was disclosed in Form 20-F filed with the Securities and Exchange Commission on April 25, 2024.
We have undertaken measures to remediate this material weakness, with the oversight of the Audit Committee, including implementation of additional policies and procedures regarding review of the forecasts used in performing the impairment test.
Our management has concluded that the above material weakness has been remediated as of December 31, 2024.

C.    Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Super Group (SGHC) Limited
St Peter Port, Guernsey
Opinion on Internal Control over Financial Reporting
We have audited Super Group (SGHC) Limited’s (the “Company’s”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 3, 2025, expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item15B, Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ BDO LLP

BDO LLP
London, United Kingdom
April 3, 2025

D.    Changes in Internal Control over Financial Reporting
In 2024, we continued the implementation of our plan to strengthen our internal controls over financial reporting, including developing and implementing additional policies and procedures to enhance the reliability of our financial reporting across various functions.
We believe these steps have enhanced the quality of our internal controls and procedures and reliability of our financial reporting as of December 31, 2024.
Other than the actions described above, there were no changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that John Le Poidevin is an “audit committee financial expert” as defined by the SEC and that he is independent within the meaning of the rules of the NYSE. For details of John Le Poidevin's experience see Item 6A. (Directors, Senior Management and Employees).

ITEM 16B.	CODE OF ETHICS
The Super Group Board has adopted a Code of Conduct, a copy of which is available on Super Group’s EDGAR profile at www.sec.gov, and is available on our website at https://supergroup.com. The Code of Conduct applies to all of our directors, officers, employees, consultants and other staff, and is intended to meet the definition of “Code of Ethics” under Item 16B of Form 20-F. The reference to Super Group’s website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has retained BDO LLP to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by BDO for the fiscal years ended December 31, 2024 and 2023.

	Year ended December 31, 2024	Year ended December 31, 2023
Audit Fees	€6,599,261	€7,326,787
Audit-Related Fees	€241,586	€55,895
Tax Fees	€0	€63,202
Total Fees	€6,840,847	€7,445,884
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
The Audit Committee pre-approves all audit service provided to our company by BDO. Where any non-audit services are proposed to be provided by BDO the Audit Committee give full consideration to the financial and other implications on the independence of BDO arising from the proposed non-audit services and any such services will then require the prior approval of the Audit Committee. All fees described in this Item 16C above were pre-approved by the Audit Committee.

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
We have adopted an insider trading policy (the “Insider Trading Policy”) that governs the purchase, sale, and other dispositions of the Company’s securities by directors, management, employees and designated consultants. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. A copy of the policy is included as Exhibit 11.1 to the Annual Report.

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
Our cybersecurity posture is overseen by our operational information security team which helps identify, assess and manage our cybersecurity threats and risks, including through the use of a risk register. This team identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods, including, for example, manual and automated tools in certain environments and systems; subscribing to reports and services that identify certain cybersecurity threats; analyzing reports of certain cybersecurity threats; evaluating our risk profile and certain threats reported to us; and conducting internal audits and threat assessments for certain environments and systems.
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
Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, cybersecurity risk is addressed as a component of our enterprise risk management program and identified in the risk register. In addition, our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports certain threats to the Risk Committee, which evaluates our overall enterprise risk.
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
Governance
Our Board addresses our cybersecurity risk management as part of its general oversight function. The Risk Committee is responsible for overseeing our cybersecurity risk management processes, including oversight of mitigation of risks from our cybersecurity threats.
Our cybersecurity risk assessment process is implemented and maintained by our Cyber Incident Forum comprising members of management, including our Chief Financial Officer (“CFO”), a designated Chief Technology Officer (“CTO”), our General Counsel and our Group Data Protection Officer, with operational support from, amongst others, our Head of Information Technology and Head of Information Security, who together have a combined total of forty-five years’ experience within the information technology and security industries.
Our Chief People Officer is responsible for ensuring the hiring of appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, communicating key priorities to relevant personnel, helping prepare the us for cybersecurity incidents, approving our cybersecurity processes, reviewing security assessments and other security-related reports relating to us, and reporting on relevant cybersecurity threats and risks to our Head of Group Risk. Our CFO is responsible for approving our cybersecurity-related budgets.
Our incident response and vulnerability management policies are designed to escalate certain cybersecurity incidents to the SGHC Cyber Incident Forum, comprised of our CFO, CTO, our General Counsel and our Group Data Protection Officer, which oversees the mitigation and remediation of cybersecurity incidents of which they are notified. In addition, our cyber incident reporting policies include reporting to the Risk Committee for certain cybersecurity incidents. Each operating subsidiary has processes in place to report significant cybersecurity events to us.
The Risk Committee receives periodic reports from the Head of Group Risk, concerning our potential significant cybersecurity threats and risk and the processes we have implemented to address them. The Risk Committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Refer to Item 18 Financial Statements.

ITEM 18.	FINANCIAL STATEMENTS
See the financial statements beginning on page F-1 of this Report.

ITEM 19.	EXHIBITS
The exhibits listed below are filed as exhibits to this Report.
EXHIBIT INDEX

Exhibit No.	Description

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

4.2	SGHC 2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.15 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).#

4.3	SGHC 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.17 of the Company’s Shell Company Report on 20-F (File No. 001-41253) filed with the SEC on February 2, 2022).#

4.4	Agreement to purchase Sportsbook software Assets – Worldwide excluding USA, dated 8 Mary 2024, by and between Fusion Holdings Limited and Betway Group Limited.*†

4.5	Agreement to purchase Sportsbook software Assets – USA, dated 8 Mary 2024, by and between Marown Limited and Betway Group Limited.*†

8.1	List of Subsidiaries of Super Group (SGHC) Limited.*

11.1	Insider Trading Policy*

12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of BDO LLP, independent registered public accounting firm.*

97.1	Super Group (SGHC) Limited Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Company's 20-F filed with the SEC on April 25, 2024)

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

Exhibit No.	Description

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

#	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.
+	Certain schedules, annexes and exhibits have been omitted pursuant to Item 19 of Form 20-F, but will be furnished supplementally to the SEC upon request.
†	Portions of this exhibit have been omitted pursuant to the instructions to Item 19 of Form 20-F on the basis that the Company customarily and actually treats such information as private or confidential and the omitted information is not material.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SUPER GROUP (SGHC) LIMITED
April 3, 2025
	By:	/s/ Neal Menashe
		Name:	Neal Menashe
		Title:	Chief Executive Officer and Director

Super Group (SGHC) Limited
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Super Group (SGHC) Limited
St Peter Port, Guernsey

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Super Group (SGHC) Limited (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 3, 2025, expressed an unqualified opinion thereon.
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
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ BDO LLP

BDO LLP
We have served as the Company's auditor since 2013.
London, United Kingdom
April 3, 2025

Super Group (SGHC) Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the years ended December 31 2024, 2023 and 2022
(€ '000s, except for shares and earnings per share)

	Note	2024	2023	2022
Revenue	5	1,696,854	1,436,117	1,292,210
Direct and marketing expenses	6	(1,269,917)	(1,136,870)	(979,300)
General and administrative expenses	6	(162,257)	(148,153)	(144,084)
Depreciation and amortization expense	6	(77,709)	(82,189)	(66,729)
Impairment of assets	11	(36,775)	(35,949)	—
Gain on disposal of business	19	40,135	—	—
Other operating income		6,724	6,071	5,491
Finance income		10,225	8,912	2,222
Finance expense		(6,082)	(2,726)	(1,345)
Change in fair value of options	20	(12,976)	(28,642)	6,292
Share of post-tax profit of equity accounted associate		576	—	—
Gain on bargain purchase	4	—	209	—
Gain on derivative contracts	20	—	—	4,148
Transaction fees	24.1	—	—	(22,969)
Share listing expense	24.1	—	—	(126,252)
Change in fair value of warrant liability	24.2	—	—	34,518
Change in fair value of earnout liability	24.3	—	—	237,354
Foreign exchange on revaluation of warrants and earnout liabilities	24.2,24.3	—	—	(25,047)
Profit before taxation		188,798	16,780	216,509
Income tax expense	8	(75,253)	(25,386)	(34,240)
Profit / (loss) for the year		113,545	(8,606)	182,269

Profit / (loss) for the year attributable to:
Owners of the parent		113,098	(10,551)	181,439
Non-controlling interest		447	1,945	830
		113,545	(8,606)	182,269
Other comprehensive profit / (loss) items that may be reclassified subsequently to profit or loss
Foreign currency translation		17,931	(631)	(3,915)
Change in fair value of investment in non-listed equity		(174)	(784)	—
Other comprehensive profit / (loss) for the year		17,757	(1,415)	(3,915)
Total comprehensive income / (loss) for the year		131,302	(10,021)	178,354

Total comprehensive income / (loss) for the year attributable to:
Owners of the parent		130,855	(11,966)	177,524
Non-controlling interest		447	1,945	830
		131,302	(10,021)	178,354

Weighted average shares outstanding, basic	9	501,803,294	498,243,792	490,017,400
Weighted average shares outstanding, diluted	9	503,697,933	498,243,792	490,035,080

Earnings / (loss) per share, basic (cents)	9	22.54	(2.12)	37.03
Earnings / (loss) per share, diluted (cents)	9	22.45	(2.12)	37.03
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Financial Position
as at December 31, 2024 and 2023

	Note	2024 € '000s	2023 € '000s
ASSETS
Non‐current assets
Intangible assets	10	170,087	193,395
Goodwill	10	90,901	94,915
Property, plant and equipment	12	20,021	17,406
Right-of-use assets	13	65,678	24,866
Deferred tax assets	8	38,834	36,703
Regulatory deposits		13,015	11,951
Loans receivable	14	—	89,090
Investment in associate		2,666	—
Financial assets		272	174
Prepayment for sportsbook software	15	112,594	—
		514,068	468,500
Current assets
Trade and other receivables	16	133,791	154,615
Income tax receivables		9,212	12,535
Restricted cash	17	8,703	38,287
Cash and cash equivalents	18	372,882	241,923
Loans receivable	14	853	6,719
Fixed term deposits		13,180	—
Assets held for sale	19	—	38,292
		538,621	492,371
TOTAL ASSETS		1,052,689	960,871

Non-current liabilities
Lease liabilities	13	64,566	23,919
Deferred tax liability	8	2,096	4,684
Provisions	22	1,096	—
Derivative financial instruments	20	—	2,056
Contingent consideration	4	—	322
		67,758	30,981
Current liabilities
Lease liabilities	13	5,794	5,226
Deferred and contingent consideration	4	368	2,392
Interest-bearing loans and borrowings		36	87
Trade and other payables	21	270,852	195,392
Customer liabilities	20	51,108	67,592
Provisions	22	7,205	44,826
Income tax payables		19,194	25,840
Derivative financial instruments	20	2,195	42,600
Liabilities associated with assets held for sale	19	—	7,140
Dividends payable	23.4	72,531	—
		429,283	391,095
TOTAL LIABILITIES		497,041	422,076
EQUITY
Issued capital	23.1	289,753	289,753
Treasury shares	23.2	(2,632)	(2,632)
Accumulated other comprehensive profit / (deficit)	23.3	10,333	(7,424)
Retained profit		260,080	240,618
Equity attributable to owners of the parent		557,534	520,315
Non-controlling interest		(1,886)	18,480
EQUITY		555,648	538,795
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,052,689	960,871
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Changes in Equity
for the years ended December 31, 2024, 2023 and 2022

	Note	Issued capital € '000s	Treasury shares € '000s	Accumulated other comprehensive income / (deficit) € '000s	Earnout reserve € '000s	Retained profit / (Accumulated deficit) € '000s	Equity attributable to owners of the parent € '000s	Non-Controlling Interest € '000s	Total equity € '000s
Equity as at December 31, 2021		269,338	—	(2,094)	—	246,808	514,052	—	514,052
Profit for the year		—	—	—	—	181,439	181,439	830	182,269
Other comprehensive loss for the year		—	—	(3,915)	—	—	(3,915)	—	(3,915)
Total comprehensive income		—	—	(3,915)	—	181,439	177,524	830	178,354
Capital reorganization		—	—	—	—	(1,427)	(1,427)	—	(1,427)
Issue of share capital, net of transaction costs	24.1	226,349	—	—	—	—	226,349	—	226,349
Shares repurchased	23.1	(222,345)	—	—	—	—	(222,345)	—	(222,345)
Acquisition of new business	4	—	—	—	—	—	—	17,127	17,127
Dividends paid to non-controlling interest		—	—	—	—	—	—	(1,388)	(1,388)
RSU expense	25	—	—	—	—	24,261	24,261	—	24,261
Initial recognition of earnout liability	24.3	—	—	—	(249,955)	—	(249,955)	—	(249,955)
Derecognition of earnout liability	24.3	—	—	—	249,955	(217,494)	32,461	—	32,461
Shares issued in exchange for public warrants	24.2	16,411	—	—	—	—	16,411	—	16,411
Derecognition of private warrants	24.2	—	—	—	—	746	746	—	746
Total transactions with owners		20,415	—	—	—	(193,914)	(173,499)	15,739	(157,760)
Equity as at December 31, 2022		289,753	—	(6,009)	—	234,333	518,077	16,569	534,646

Equity as at December 31, 2022		289,753	—	(6,009)	—	234,333	518,077	16,569	534,646
(Loss) / Profit for the year		—	—	—	—	(10,551)	(10,551)	1,945	(8,606)
Other comprehensive loss for the year		—	—	(1,415)	—	—	(1,415)	—	(1,415)
Total comprehensive (loss) / income		—	—	(1,415)	—	(10,551)	(11,966)	1,945	(10,021)
Shares repurchased	23.2	—	(2,632)	—	—	—	(2,632)	—	(2,632)
RSU expense	25	—	—	—	—	16,836	16,836	—	16,836
Issue of share capital, net of transaction costs		—	—	—	—	—	—	1	1
Dividends paid to non-controlling interest		—	—	—	—	—	—	(35)	(35)
Total transactions with owners		—	(2,632)	—	—	16,836	14,204	(34)	14,170
Equity as at December 31, 2023		289,753	(2,632)	(7,424)	—	240,618	520,315	18,480	538,795

Equity as at January 1, 2024		289,753	(2,632)	(7,424)	—	240,618	520,315	18,480	538,795
Profit for the year		—	—	—	—	113,098	113,098	447	113,545
Other comprehensive income for the year		—	—	17,757	—	—	17,757	—	17,757
Total comprehensive income		—	—	17,757	—	113,098	130,855	447	131,302
RSU expense	25	—	—	—	—	10,337	10,337	—	10,337
Dividends declared	23.4	—	—	—	—	(118,159)	(118,159)	(42)	(118,201)
Acquisition of non-controlling interest	29	—	—	—	—	14,186	14,186	(20,771)	(6,585)
Total transactions with owners		—	—	—	—	(93,636)	(93,636)	(20,813)	(114,449)
Equity as at December 31, 2024		289,753	(2,632)	10,333	—	260,080	557,534	(1,886)	555,648
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Cash Flows
for the years ended December 31, 2024, 2023 and 2022

	Note	2024 € '000s	2023 € '000s	2022 € '000s
Cash flows from operating activities
Profit / (Loss) for the year		113,545	(8,606)	182,269
Add back:
Income tax expense	8	75,253	25,386	34,240
Depreciation and amortization expense	6	77,709	82,189	66,729
Change in fair value of option	20	12,976	28,642	(6,292)
RSU expense	25	10,337	16,836	24,261
Net foreign currency losses		7,686	10,670	2,910
Bad debt	16	6,453	12,398	8,618
Increase / (decrease) in provisions		38,285	1,081	(3,935)
Impairment of goodwill	10	7,034	35,949	—
Impairment of assets	10, 12, 13	29,929	344	—
Gain on disposal of DGC B2B	19	(40,135)	—	—
Change in fair value of earnout liability	24.3	—	—	(237,354)
Change in fair value of warrant liability	24.2	—	—	(34,518)
Foreign exchange on revaluation of warrants and earnout liabilities	24.2, 24.3	—	—	25,047
Share listing expense	24.1	—	—	126,252
Other non-cash adjustments[1]		2,175	(973)	(1,324)
Changes in working capital:
Decrease / (increase) in trade and other receivables		13,746	(39,024)	47,050
Increase / (decrease) in trade and other payables		890	8,527	(27,742)
(Decrease) / increase in customer liabilities		(16,484)	14,769	(4,170)
Decrease / (increase) in restricted cash		25,966	(12,030)	(7,084)
Cash from operating activities		365,365	176,158	194,957
Withholding taxes paid on subsidiaries dividends		(6,194)	(223)	(5,611)
Corporation tax rebates/refunds received		10,411	30,868	1,846
Corporation tax paid		(85,999)	(73,954)	(24,356)
Net cash flows from operating activities		283,583	132,849	166,836

Super Group (SGHC) Limited
Consolidated Statements of Cash Flows (continued)
for the years ended December 31, 2024, 2023 and 2022

	Note	2024 € '000s	2023 € '000s	2022 € '000s
Cash flows from investing activities
Cash received in interest		9,630	5,154	1,700
Acquisition of intangible assets		(78,397)	(44,446)	(21,229)
Acquisition of property, plant and equipment		(12,167)	(9,106)	(6,311)
Initial direct costs on acquisition of right-of-use assets		(1,180)	—	—
Cash received from loans receivable		1,758	4,814	8,528
Cash extended for financial assets	14, 15	(29,841)	(71,055)	(24,332)
Cash received for sale of DGC B2B	19	9,181	—	—
Cash paid for investment in entities		(5,687)	—	—
Cash received from financial assets		917	—	—
Acquisition of businesses, net of cash acquired	4	—	(10,269)	7,282
Extension of restricted cash guarantee	17	—	(18,604)	(79,293)
Release of restricted cash guarantee	17	—	138,499	—
Settled derivative contracts	26	—	—	17,132
Net cash flows used in investing activities		(105,786)	(5,013)	(96,523)

Cash flows from financing activities
Repayment of lease liabilities - interest	13	(2,559)	(1,844)	(1,196)
Repayment of lease liabilities - principal	13	(5,401)	(5,811)	(7,026)
Proceeds from interest-bearing loans and borrowings	26	—	18,594	—
Repayment of interest-bearing loans and borrowings	26	(27)	(139,436)	(26,679)
Cash paid for deferred consideration	26	—	—	(13,200)
Dividends paid to non-controlling interests		(42)	(35)	(1,388)
Dividends paid to parent equity holders	23.4	(46,120)	—	—
Shares repurchased	23.2, 24.1	—	(2,632)	(224,322)
Proceeds from shares issued net of transaction costs	24.1	—	—	170,632
Net cash flows used in financing activities		(54,149)	(131,164)	(103,179)

Increase / (decrease) in cash and cash equivalents		123,648	(3,328)	(32,866)
Cash and cash equivalents at beginning of the year		241,923	254,778	293,798
Effects of exchange rate fluctuations on cash held		7,311	(9,527)	(6,154)
Cash and cash equivalents at the end of the year [2]		372,882	241,923	254,778
1 Amounts related to the comparative periods are composed by certain line items that have been grouped together and presented within other non-cash adjustments.
2 Cash and cash equivalents at the year end includes unrestricted cash held for corporate purposes of €355.8 million and monies held for regulatory purposes of €17.1 million.
Investing and financing transactions that do not require the use of cash and cash equivalents were not included in the Consolidated Statements of Cash Flows. Refer to notes 24 and 26 for additional information about these transactions.
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
Super Group and its subsidiaries (together, the "Group") operate a number of interactive gaming services under licenses granted by gaming authorities in various countries. Super Group is the ultimate holding company of the Group. These interactive gaming services consist mainly of casino games of chance and sports betting. The Group is focused on the delivery of a converged interactive gaming experience allowing its customers to interact with its games under several brands on a variety of platforms. The Group also licenses the Betway brand to companies external to the Group.
The consolidated financial statements of the Group for the year ended December 31, 2024 were authorized for issue in accordance with a resolution of the Board on April 3, 2025.
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
These consolidated financial statements are presented in Euros, being the currency most utilized within the Group. Foreign operations are included in accordance with the policies set out in note 2.13.
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
The accompanying consolidated financial statements of the Group have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes that the Group will continue in operation for at least a period of one year after the date these consolidated financial statements are issued, and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
Management continues to monitor the impact of various geopolitical, regulatory and macroeconomic events, including uncertainty and volatility caused by any disruption to global trade and economic policy resulting from major shifts in long-standing trade positions of major economies and the ongoing conflicts in Ukraine and the Middle East.
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
The Group has recognized net profit of €113.5 million for the year ended December 31, 2024 (2023: net loss of €8.6 million), (2022: net profit of €182.3 million) and generated cash flows from operations for the year ended December 31, 2024 of €283.6 million (2023: €132.8 million) (2022: €166.8 million). As of December 31, 2024 current assets exceeded current liabilities by €109.3 million (2023: €101.3 million). The Group has retained profit of €260.1 million as at December 31, 2024.
Based on these factors, management has a reasonable expectation that the Group has and will have adequate resources to continue in operational existence for a period of at least one year from the date of issuance of these financial statements, April 3, 2025, and therefore have prepared the consolidated financial statements on a going concern basis.

2.2	Recent accounting pronouncements
The following amendments became effective in 2024, but did not have a material impact on the consolidated financial statements of the Group:
•Amendments to IAS 1: Classification of Liabilities as Current or Non-current (effective date January 1, 2024);
•Amendments to IFRS 16: Lease Liability in a Sale and Leaseback (effective date January 1, 2024); and
•Amendments to IAS 7 and IFRS 7: Disclosures: Supplier Finance Arrangements (effective date January 1, 2024).

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.2	Recent accounting pronouncements (continued)
Standards issued not yet applied
The following IFRSs have been issued but have not been applied in these consolidated financial statements:
•Amendments to IAS 21: Lack of exchangeability (effective date January 1, 2025).
•IFRS 9 and IFRS 7: Power Purchase Agreements (effective date January 1, 2026)
•IFRS 19: Subsidiaries without Public Accountability: Disclosures (effective date January 1, 2027 - with early adoption permitted)
The adoption of the above is not expected to have a material effect on the Group’s consolidated financial statements.
The Group is currently assessing the effect of the following new accounting standards and amendments:
•IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments (effective date January 1, 2026)
•IFRS 18: Presentation and Disclosure in Financial Statements (effective date January 1, 2027 - with early adoption permitted)
IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments had amendments that were issued by the Board in May 2024. The amendments are expected to have a material impact on the classification of cash-in-transit balances where the cash-in-transit is linked to the derecognition of financial instruments.
IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

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
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any residual gain or loss is recognized in profit or loss. Any investment retained, if not assessed as an investment in associate or joint venture, is recognized at fair value.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.4	Revenue recognition
The Group generates revenue through income earned from online gaming activities, comprising online casino games and sports betting, as well as brand licensing agreements. All revenue is recognized net of the fair value of customer incentives and value-added tax ("VAT") and goods and services tax ("GST") in countries where they are applicable.
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
The Group recognizes revenue transactions at the fair value of the consideration received or receivable at the point the transactions are settled. Any open positions at year end are fair valued with the resulting gain or loss recorded in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. Customer liabilities related to these timing differences are accounted for as derivative financial instruments, further discussed in note 20 and 26.
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
•Direct costs include not only the personnel and related overhead expenses for the development team, but also the costs for external consultants and developers.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.5	Intangible assets (continued)
Amortization
Amortization is provided at rates calculated to write off the valuation of each asset over its expected useful life, as follows:

Intangible Asset	Amortization method	Useful economic life
Customer databases	Diminishing balance method	2-5 years
Brands	Straight-line method	Assessed separately for each asset, with lives ranging up to 20 years
Marketing and data analytics know-how	Straight-line method	4-5 years
Licenses	Straight-line method	1-10 years
Exclusive license rights	Straight-line method	3 years
Acquired technology	Straight-line method	2-10 years
Internally-generated software development costs	Straight-line method	2-10 years
The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

2.6	Research and development costs
Research and development costs that are not eligible for capitalization have been expensed in the year incurred totaling €10.5 million for the year ended December 31, 2024 (2023: €15.8 million) (2022: €17.7 million). These expenses are included in the ‘Direct and Marketing expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

2.7	Property plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.

Property plant and equipment	Depreciation method	Useful economic life
Leasehold property improvements	Straight-line	Over the life of the lease or the useful life of the asset, whichever is shorter
Furniture and fittings	Straight-line	3-6 years
Office equipment	Straight-line	3-10 years
Computer hardware and software	Straight-line	2-5 years straight-line
The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the net carrying amount of the asset and is recorded as income or expense in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

2.8	Impairment of non-financial assets
Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken at least annually in November. The Group assesses, at each reporting date, whether there is an indication that other non-financial assets or cash generating units (CGUs) may be impaired. If any indication exists, or when annual impairment testing for an asset or CGU is required, the Group estimates the asset’s or CGU's recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use.
Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows; its cash generating units. Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.8	Impairment of non-financial assets (continued)
When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The current year assessment resulted in an impairment loss relating to the DGC CGU of €36.8 million (2023: €35.9 million). Additional disclosures are provided in note 11.
For assets other than goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the circumstances or assumptions initially used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

2.9	Assets held for sale and associated liabilities
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
Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale. During 2023, the DGC B2B division was reclassified as a non-current asset held for sale. The sale was completed on February 1, 2024. Additional disclosures are provided in note 19.

2.10	Taxes
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.10	Taxes (continued)
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
Deferred tax items are recognized in correlation to the underlying transaction either in Other Comprehensive Income ("OCI") or directly in equity.
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.10	Taxes (continued)
Pillar Two legislation
The Organization for Economic Co-operation and Development (“OECD”) addresses the tax challenges arising from the digitalization of the global economy. The Global Anti-Base Erosion Model Rules (“Pillar Two” rules) apply to multinational enterprises ("MNEs") with annual revenue in excess of €750 million per their consolidated financial statements.
The Pillar Two rules introduce new taxing mechanisms under which MNEs would pay a minimum level of tax (the Minimum Tax) on the income arising in each jurisdiction in which it operates; that is, the Pillar Two rules levy a top-up tax whenever the effective tax rate, determined on a jurisdictional basis under the Pillar Two rules, is below the minimum rate of 15%.
On May 23, 2023, the International Accounting Standards Board issued International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12 (the “Amendments”). The Amendments clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD. The Group has adopted these amendments, which introduce:
•A mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two rules; and
•Disclosure requirements for affected MNEs to help users of the financial statements better understand an MNE’s exposure to Pillar Two income taxes arising from that legislation.
The Pillar Two rules were adopted in Guernsey and are applicable starting from January 1, 2025. According to these rules, the Group is considered a MNE to which the Pillar Two rules shall be applied. At the same time, Pillar Two rules have been enacted or substantively enacted in certain jurisdictions in which the Group operates effective for the financial year beginning January 1, 2024.
The Group has performed an assessment of its exposure to Pillar Two income taxes based on the 2024 country-by-country reporting and 2024 financial information for its subsidiaries. The Pillar Two effective tax rates in most of the jurisdictions in which the Group operates is above 15%. However, the Group has recognized a Pillar Two current tax expense of €0.7 million in respect to its subsidiaries in Gibraltar and Spain, which are not subject to the transitional safe harbor relief.
The Group has also estimated its potential exposure to Pillar Two income taxes in Guernsey based on the 2024 country-by-country reporting and 2024 financial information. Based on this assessment a top-up tax of €15.2 million would have been imposed in Guernsey under Pillar Two rules if the rules were effective for the 2024 calendar year.
The Group continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two rules, to evaluate the potential future impact on its consolidated results of operations, financial position and cash flows.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.11	Financial instruments
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
Subsequent measurement
For purposes of subsequent measurement, financial assets are classified in three categories:
•Financial assets at amortized cost (debt instruments);
•Financial assets at fair value through OCI with recycling cumulative gains and losses (equity instruments); and
•Financial assets at fair value through profit or loss.
Financial assets at amortized cost
Financial assets at amortized cost are subsequently measured using the effective interest rate ("EIR") method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.
The Group’s financial assets at amortized cost includes:
•trade receivables and other receivables which include amounts due from payment service providers and customers under brand licenses;
•loans receivable;
•prepayment of sportsbook software;
•fixed term deposits;
•regulatory deposits which are amounts held by the regulators or ring fenced as a result of regulatory requirements in the various jurisdictions in which the Group operates; and
•restricted cash balances.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.11	Financial instruments (continued)
Cash and short-term deposits in the Consolidated Statement of Financial Position comprise cash at banks, cash in transit, processor bank balances, and cash held in separate, designated accounts for regulatory requirements. Cash and cash equivalents are readily convertible to a known amount of cash within 90 days and subject to an insignificant risk of changes in value. Cash flows relating to required regulatory deposits and/or funds connected to licenses form part of the Group's operating cash flows and are therefore included in the Group's normal cash flow cycle.
Restricted cash and amounts in fixed term deposits represents amounts held at banks by the Group, but which is used as security for specific arrangements. Restricted cash is comprised mostly of cash held on the Consolidated Statement of Financial Position in designated client fund accounts to cover monies owed to customers, as per the terms of the various licensed jurisdictions, and financial guarantees - refer to note 17 for further details. Restricted cash balances are classified as other financial assets held at amortized cost and further classified as current or non-current depending on when the restriction first ends.
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
Impairment of financial assets
The Group recognizes an allowance for expected credit losses ("ECLs") for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
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
•Fixed term deposits
•Restricted cash that meets the definition of a financial guarantee contract that is not accounted for at fair value through profit and loss under IFRS 9.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.11	Financial instruments (continued)
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
All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities are referenced in notes 20 and 26.
Subsequent measurement
For purposes of subsequent measurement, financial liabilities are classified in two categories:
•Financial liabilities at fair value through profit or loss; and
•Financial liabilities at amortized cost.
Financial liabilities at amortized cost
This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the Consolidated Statements of Profit or Loss and Other Comprehensive Income when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.11	Financial instruments (continued)
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
Other financial instruments carried at fair value through profit and loss and Other comprehensive income (excluding those recognized in Revenue)
All financial assets measured at fair value through profit and loss (FVTPL) and other comprehensive income (FVTOCI) are recorded at fair value, being their transaction price, in the Consolidated Statement of Financial Position. The Group has elected to designate financial assets held as equity instruments as financial instruments carried at fair value with changes in fair value recognized in the Consolidated Statement of Other Comprehensive Income. All other assets that meet the definition of a derivative are carried at fair value through profit and loss.
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
As all the earnout shares were held by Pre-Closing Holders, management concluded that the derecognition of the liability represents a transaction with owners and derecognized the liability with an offsetting entry made to earnout reserve in the Consolidated Statement of Changes in Equity. The remaining balance was then reclassified from earnout reserve into retained profit in the Consolidated Statement of Changes in Equity. Refer to note 24.3 for further information.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.11	Financial instruments (continued)
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
The fair value of the public warrants up to their extinguishment was determined using their quoted market price and their derecognition was accounted for based on the fair value of Super Group's shares exchanged during the Offer and Consent Solicitation (the "Offer"), which is described in note 24.2. The fair value of the shares issued in exchange of the public warrants was recognized in the ‘shares issued in exchange for public warrants’ line as an issued capital increase in the Consolidated Statement of Changes in Equity and the difference between the fair value of the shares issued and the fair value of the public warrant liability was recognized in the ‘change in fair value of warrant liability’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
The fair value of the private warrants up to their extinguishment was determined using a Black Scholes model and their derecognition represented a transaction with owners and was recognized in retained profit in the Consolidated Statement of Changes in Equity.

2.12	Fair value measurements
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
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.13	Foreign currencies
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
Group companies
The Group’s consolidated financial statements are presented in Euros, which is also the parent company’s functional currency. For each entity in the Group, the functional currency is determined, and items included in the financial statements of each entity are measured using that functional currency.
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

2.14	Capital management
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

2.15	Treasury shares
Super Group's shares that were reacquired as part of the Share Repurchase Program were recognized at cost and deducted from equity within the Treasury Stock account. No gain or loss was recognized in profit or loss on the purchase, sale, issue or cancellation of the reacquired shares.

2.16	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. For further details refer to note 22.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.16	Provisions (continued)
Onerous contracts
An onerous contract is a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises costs that are directly related to the contract.
When a contract is deemed onerous, the present value of the Group’s obligation in connection with the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Group recognizes any impairment loss that has occurred on assets dedicated to that contract. For further details refer to notes 11 and 22.

2.17	Business combinations
Business combinations are accounted for using the acquisition method with assets and liabilities acquired recorded at the acquisition date fair value. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition-date fair value, and the amount of any non-controlling interest share ("NCI") in the acquiree. For each business combination, the Group elects whether to measure NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred and included in General and administrative expenses.
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

2.18	Earnings per share
The Group presents basic and diluted earnings per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Group and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares. Potential ordinary shares with an antidilutive effect on earnings per share are excluded from the weighted average number of ordinary shares.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.19	Leases
The Group is a lessee and enters into contracts to lease office property.
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
At lease commencement date, the Group recognizes a right-of-use asset and lease liability. The right-of-use asset is initially measured at cost, which is made up of the initial measurement of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and if applicable an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
After the commencement date, the Group measures the right-of-use asset applying the cost model under IFRS 16 ‘Leases’. The right-of-use of asset is measured at cost less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurement of the lease liability. Depreciation is calculated on a straight-line basis over the lease term.
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.19	Leases (continued)
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
At the commencement date, the Group measures the lease liability at the present value of the lease payments (currently only consisting of fixed payments), discounted using the interest rate implicit in the lease, if that rate is readily available, or the incremental borrowing rate. Generally, the Group uses the incremental borrowing rate ("IBR") as the discount rate as the rate implicit in the lease is not readily determinable. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use-asset in a similar economic environment.
The Group has elected to adopt the practical expedient and apply a single discount rate to the identified portfolio of leases having similar remaining lease term, similar underlying assets and in a similar economic environment.
On the Consolidated Statement of Financial Position, right-of-use assets and lease liabilities are presented on a separate line.
Short-term leases and leases of low value assets
The Group has elected to adopt the practical expedient and not recognize right-of-use assets and lease liabilities for leases that are short-term and assets that are of low value. The rent expense of €2.2 million (2023: €3.1 million) (2022: €0.6 million) in relation to these leases are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income on a straight line basis over the lease term.

2.20	Equity
Restricted Stock Units ("RSUs") Awards
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

2.20	Equity (continued)
Dividends
Dividends declared by the Group are recognized at the date of declaration by the Board of Directors. If dividends are payable in a currency different from the Group's presentation currency, they are recognized at the foreign exchange rate prevailing on the declaration date. Any unpaid dividends at year-end are classified as Dividends payable in the Consolidated Statements of Financial Position insofar as the Group will satisfy the solvency requirements as prescribed by The Companies (Guernsey) Law, 2008.
Non-Controlling Interest ("NCI")
The acquisition of additional ownership interest in a subsidiary without a change of control is accounted for as an equity transaction in accordance with IFRS 10 Consolidated Financial Statements. Any excess or deficit of consideration paid over the carrying amount of the NCI is recognized in retained earnings.

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
Although these estimates and judgements made by the Company’s management were based on the best information available at December 31, 2024, it is possible that events which might take place in the future would require their adjustment in future periods.
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
3.2 Critical accounting estimates (continued)
(b) Legal and regulatory provisions and contingencies
Given the nature of the legal and regulatory landscape of the industry, from time to time, the Group has received notices, communications and legal actions from a small number of regulatory authorities and other parties in respect of its activities. The Group has taken advice as to the manner in which it should respond and the likely outcomes of such matters. For any material ongoing and potential regulatory reviews and legal claims against the Group, an assessment is performed to consider whether an obligation or possible obligation exists and to determine the probability of any potential outflow to determine whether a claim results in the recognition of a provision or disclosure of a contingent liability. When an obligation becomes certain, the provision is transferred to trade and other payables. Refer to note 22 for provisions raised on uncertain legal or regulatory matters and note 28 for disclosure around current contingencies.
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
The nature of the Group’s international operations can give rise to situations where customers can access to the Group’s websites from jurisdictions where the Group is not registered for indirect taxes, or where the indirect, gaming and or withholding tax treatment is uncertain. Where the Group considers that it is probable that indirect taxes or withholding taxes are payable to relevant tax authorities, provision is made for the Group’s best estimate of the tax payable, unless it cannot be reliably measured. The Group regularly reviews the judgements made in order to assess the need for provisions and disclosures in its financial statements. To the extent that the final outcome of such matters differs to management’s assessment at any reporting dates, such differences may impact the financial results or contingent liabilities disclosed in the year in which such determination is made. Further details can be found in notes 22 and 28 to the financial statements.
(d) Impairment of goodwill and other non-financial assets
The Group is required to test, on an annual basis, whether goodwill and indefinite-life assets have suffered any impairment. The Group is required to test other non-financial assets if events or changes in circumstances indicate that their carrying amount may not be recoverable.
The recoverable amount is determined by comparing the carrying amount of the asset or CGU with its recoverable amount. To determine the recoverable amount management performs a valuation analysis based on the higher of Value in Use ("VIU") and Fair Value Less Cost of Disposal ("FVLCD") in accordance with IAS 36, ‘Impairment of Assets.’ The use of these methods requires the estimation of future cash flows and the choice of a discount rate in order to calculate the present value of the cash flows. Such estimates are based on management’s experience of the business, but actual outcomes may vary. More details including carrying values are included in note 10.
(e) Deferred tax assets
The Group has recognized and unrecognized deferred tax assets for tax loss carry-forwards, tax credits and deductible temporary differences. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

4	Business Combinations
Acquisitions in 2023
On April 7, 2021, the Group entered into an agreement to acquire 100% of the issued share capital of Digital Gaming Corporation Limited ("DGC"), a company holding an exclusive license to use the Betway brand in the United States of America ("USA").
The purchase of DGC was conditional upon written consent from a number of different gaming authorities in the USA that gaming approvals for certain relevant jurisdictions and certain market access agreements would not be terminated due to the purchase of DGC. A closed period agreement was entered into on December 13, 2022 whereby even if the consents were received before January 1, 2023, the completion date of the agreement would not take place before January 1, 2023. These written consents were granted and the Group completed the DGC acquisition on January 1, 2023 (which is considered to be the acquisition date).
The fair value of the consideration transferred for the acquisition of DGC was in the form of cash of €11.7 million, paid upon the transaction closing. The Group also assumed the loan facility extended by Standard Bank to DGC as part of the transaction (see note 17), which is included in the fair value of identifiable liabilities assumed. The loan facility was settled in full on June 30, 2023 and the related restrictions on Group's cash related to this facility were lifted upon settlement. Acquisition costs related to the transaction were immaterial. The acquisition has been accounted for as a business combination in accordance with IFRS 3.
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

DGC had accumulated unused tax losses that could be deducted from future taxable profits. Given the uncertainty regarding DGC’s future profitability in the foreseeable future, a deferred tax asset for DGC’s unused tax losses was recognized only to the extent of the deferred tax liability recognized for the taxable temporary differences related to the identifiable intangible assets acquired in the business combination. Recognized deferred tax asset and deferred tax liability correspond to €16.9 million and were offset in the calculation of goodwill above. Unrecognized deferred tax assets related to the remainder of DGC’s unused tax losses amounted to €4.6 million at acquisition date.
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
The Group’s Chief Operating Decision Maker ("CODM") has been identified as the Board of Directors, who makes key decisions regarding the strategy of and allocation of resources among the separately managed brands. Factors considered in determining the operating segments include how decisions are made regarding recent acquisitions and how budgets are determined and reviewed. These factors are relevant at a brand level. Operating segments are based on the reports reviewed by the CODM at the brand level to make strategic decisions and allocate resources.
The identified reportable segments are described below:
Betway:
Premier single brand online sportsbook and online casino focused business with a global footprint and strategic partnerships with teams and leagues worldwide. Betway additionally recovers sponsorship marketing spend through brand license agreements. The reportable segment aggregates Betway and the portion of DGC operating under the Betway brand.
Spin:
Premier multi-brand online casino focused business with established market leadership in high-growth markets. This reportable segment aggregates Spin, Jumpman, which was acquired in the business combination with Verno, and the portion of DGC operating under the Jackpot City brand. Jumpman expands the Group multi-brand casino footprint in the UK, with a similar product offering when compared to Spin.
Amounts recorded in the ‘other’ column represents head office costs and other costs that cannot practically be allocated to an operating segment.
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

	2024 Betway € ‘000s	2024 Spin € ‘000s	2024 Other € ‘000s	2024 Total € ‘000s
Revenue	1,022,617	674,237	—	1,696,854
Direct and Marketing Expenses[2]	(783,333)	(458,287)	(28,297)	(1,269,917)
General and Administrative Expenses[3]	(84,511)	(48,881)	(28,865)	(162,257)
Depreciation and Amortization Expense	(37,845)	(38,241)	(1,623)	(77,709)
Impairment of Assets	(36,775)	—	—	(36,775)
Other Operating Income	4,640	2,042	42	6,724
Finance income	8,634	1,438	153	10,225
Finance expense	(1,957)	(3,345)	(780)	(6,082)
Change in fair value of option	—	—	(12,976)	(12,976)
Gain on disposal of business[4]	—	—	40,135	40,135
Share of post-tax profit of equity accounted associate	—	—	576	576
Profit / (loss) before taxation	91,470	128,963	(31,635)	188,798
Adjusted EBITDA[1]	205,074	170,385	(45,195)	330,264

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)

	2023 Betway € ‘000s	2023 Spin € ‘000s	2023 Other € ‘000s	2023 Total € ‘000s
Revenue	837,995	598,122	—	1,436,117
Direct and Marketing Expenses[2]	(723,879)	(390,895)	(22,096)	(1,136,870)
General and Administrative Expenses[3]	(77,213)	(40,666)	(30,274)	(148,153)
Depreciation and Amortization Expense	(38,504)	(41,141)	(2,544)	(82,189)
Other Operating Income	3,530	712	1,829	6,071
Finance income	7,850	483	579	8,912
Finance expense	(1,288)	(11)	(1,427)	(2,726)
Change in fair value of option	—	—	(28,642)	(28,642)
Impairment of Goodwill	(35,949)	—	—	(35,949)
Gain on bargain purchase	—	209	—	209
(Loss) / profit before taxation	(27,458)	126,813	(82,575)	16,780
Adjusted EBITDA[1]	61,343	168,757	(31,922)	198,178

	2022 Betway € ‘000s	2022 Spin € ‘000s	2022 Other € ‘000s	2022 Total € ‘000s
Revenue	714,165	578,045	—	1,292,210
Direct and Marketing Expenses[2]	(609,924)	(365,110)	(4,266)	(979,300)
General and Administrative Expenses[3]	(61,657)	(57,538)	(24,889)	(144,084)
Depreciation and Amortization Expense	(27,809)	(35,963)	(2,957)	(66,729)
Other Operating Income	3,669	1,609	213	5,491
Finance income	1,398	382	442	2,222
Finance expense	(147)	(178)	(1,020)	(1,345)
Gain on derivative contracts	2,435	1,713	—	4,148
Transaction fees	—	—	(22,969)	(22,969)
Share listing expense	—	—	(126,252)	(126,252)
Change in fair value of warrant liability	—	—	34,518	34,518
Change in fair value of earnout liability	—	—	237,354	237,354
Foreign exchange on revaluation of warrants and earnouts	—	—	(25,047)	(25,047)
Change in fair value of option	—	21,421	(15,129)	6,292
Profit before taxation	22,130	144,381	49,998	216,509
Adjusted EBITDA[1]	57,922	162,941	(9,997)	210,866

1 Adjusted EBITDA is a non‐GAAP measure and is defined as profit / (loss) before taxation, depreciation, amortization, finance income, finance expense, gain on bargain purchase, transaction fees, gain on derivative contracts, unrealized foreign exchange, impairment of assets, share listing expense, foreign exchange on revaluation of warrants and earnouts, change in fair value of warrant and earnout liabilities, change in fair values of options, market closure, gain in the disposal of business, expenses in connection with RSU awards (and related payroll costs for the one off RSU award in connection with the Transaction described in note 24), and other non-recurring adjustments. Refer to the Group Adjusted EBITDA reconciliation below for further details.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)
2 Direct and marketing expenses €28.3 million (2023: €22.1 million) (2022: €4.3 million) disclosed as “Other” comprises direct employment costs, which mainly comprises of head office personnel.
3 General and Administrative expenses €28.9 million (2023: €30.3 million) (2022: €24.9 million) disclosed as “Other” comprises employment, legal, accounting, audit and other central administrative costs incurred at a Super Group (SGHC) Limited level.
4 Gain on disposal of business is disclosed as "Other" in line with the change in fair value of the option held by the Group.
A reconciliation of profit / (loss) reported in the financial statements to non-GAAP measures (EBITDA and Adjusted EBITDA) is as follows:

	Note	2024 € '000s	2023 € '000s	2022 € '000s
Profit / (loss) for the year		113,545	(8,606)	182,269
Income tax expense	8	75,253	25,386	34,240
Finance income		(10,225)	(8,912)	(2,222)
Finance expense		6,082	2,726	1,345
Depreciation and amortization expense	6	77,709	82,189	66,729
EBITDA		262,364	92,783	282,361
Unrealized foreign exchange		5,185	3,526	2,611
Adjusted RSU expense[1]		10,337	16,836	25,386
Gain on disposal of business	19	(40,135)	—	—
Impairment of assets	11	36,775	35,949	—
U.S. Sportsbook closure	11	32,749	—	—
Change in fair value of options	20	12,976	28,642	(6,292)
Market closure[2]		5,834	10,397	—
Transaction fees		—	—	22,969
Gain on derivative contracts	20	—	—	(4,148)
Gain on bargain purchase	4	—	(209)	—
Share listing expense	24	—	—	126,252
Change in fair value of warrant liability	24	—	—	(34,518)
Change in fair value of earnout liability	24	—	—	(237,354)
Foreign exchange on revaluation of warrants and earnouts	24.2, 24.3	—	—	25,047
Other non-recurring adjustments[3]		4,179	10,254	8,552
Adjusted EBITDA		330,264	198,178	210,866
1 Associated payroll expenses relating to the one off RSUs issued related to awards following the Transaction described in note 24 of nil (2023: nil, 2022: €1.1 million) are included in this line.
2 Market closure costs relates to the Group's exit from the Indian market on October 1, 2023. In 2023, this includes contract termination costs, bad debt and contract write offs. In 2024, this includes additional bad debt in connection with the closure along with other costs relating to additional market closure. These costs are recognized in direct and marketing expenses.
3 Other non-recurring adjustments in 2024 include mainly Sportsbook acquisition related costs and certain legal costs. In 2023, this included bad debt and SOX implementation fees relating to new acquisitions. In 2022, this included audit and other fees relating to the listing.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)
Disaggregation of revenue
Group revenue disaggregated by product line for the year ended December 31, 2024:

	Betway € '000s	Spin € '000s	Group revenue € '000s
Online casino[4]	662,138	673,366	1,335,504
Sports betting[4]	335,950	38	335,988
Brand licensing[5]	18,598	—	18,598
Other[6]	5,931	833	6,764
Total revenue	1,022,617	674,237	1,696,854
Group revenues disaggregated by product line for the year ended December 31, 2023:

	Betway € '000s	Spin € '000s	Group revenue € '000s
Online casino[4]	481,992	597,139	1,079,131
Sports betting[4]	296,881	—	296,881
Brand licensing[5]	34,059	—	34,059
Other[6]	25,063	983	26,046
Total revenue	837,995	598,122	1,436,117
Group revenues disaggregated by product line for the year ended December 31, 2022:

	Betway € '000s	Spin € '000s	Group revenue € '000s
Online casino[4]	298,800	577,078	875,878
Sports betting[4]	376,144	377	376,521
Brand licensing[5]	36,343	215	36,558
Other[6]	2,878	375	3,253
Total revenue	714,165	578,045	1,292,210
4 Online casino and sports betting revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
5 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
6 Other relates mainly to DGC usage fee income in 2023 and 2024 as well as profit share and outsource fees in all years from external customers.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)
Geographical Information
The Group’s performance can also be reviewed by considering the geographical markets and geographical locations where the Group generates revenue. The Group has not provided geographic information regarding its non-current assets as this information is not available and the cost to develop would be excessive. Revenue from external customers for the year attributed to Canada is €568.1 million (2023: €514.0 million), (2022: €541.2 million), South Africa is €543.9 million (2023: €317.3 million), (2022: €181.0 million) and the United Kingdom is €183.3 million (2023: below 10%), (2022: below 10%). India is below 10% in 2024 (2023: below 10%), (2022: €144.5 million). No other country accounted for more than 10% of total external revenues in the years presented. The Group’s revenue attributable to the country of domicile (Guernsey) is insignificant. The Group further analyzed revenue according to the following regions:

	2024 Betway € ‘000s	2024 Spin € ‘000s	2024 Total € ‘000s
Africa and Middle East	650,919	4,173	655,092
Asia-Pacific	25,303	114,718	140,021
Europe	193,346	83,623	276,969
North America	143,244	459,534	602,778
South/Latin America	9,805	12,189	21,994
	1,022,617	674,237	1,696,854
	%	%	%
Africa and Middle East	64%	1%	39%
Asia-Pacific	2%	17%	8%
Europe	19%	12%	16%
North America	14%	68%	36%
South/Latin America	1%	2%	1%

	2023 Betway € ‘000s	2023 Spin € ‘000s	2023 Total € ‘000s
Africa and Middle East	411,017	3,877	414,894
Asia-Pacific	121,300	103,620	224,920
Europe	143,985	80,927	224,912
North America	147,425	396,997	544,422
South/Latin America	14,268	12,701	26,969
	837,995	598,122	1,436,117
	%	%	%
Africa and Middle East	49%	1%	28%
Asia-Pacific	14%	17%	16%
Europe	17%	14%	16%
North America	18%	66%	38%
South/Latin America	2%	2%	2%

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

5	Segment reporting (continued)

	2022 Betway € ‘000s	2022 Spin € ‘000s	2022 Total € ‘000s
Africa and Middle East	267,750	3,786	271,536
Asia-Pacific	184,668	103,183	287,851
Europe	120,804	38,749	159,553
North America	123,756	417,946	541,702
South/Latin America	17,187	14,381	31,568
	714,165	578,045	1,292,210
	%	%	%
Africa and Middle East	37%	1%	21%
Asia-Pacific	26%	18%	22%
Europe	17%	7%	12%
North America	18%	72%	43%
South/Latin America	2%	2%	2%

6	Profit before taxation

	Note	2024 € '000s	2023 € '000s	2022 € '000s
Profit before taxation is derived after charging the following:
Amortization of intangible assets	10	63,718	69,076	55,347
Depreciation of property, plant and equipment	12	6,874	6,228	5,337
Depreciation of right-of-use asset	13	7,117	6,885	6,045
Foreign exchange losses		27,663	38,025	43,683
Direct and marketing expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2024 € '000s	2023 € '000s	2022 € '000s
Direct and marketing expenses
Gaming tax, license costs and other tax	178,155	127,189	67,951
Processing & Fraud Costs	202,594	196,533	197,394
Royalties	221,319	198,315	178,203
Staff costs and related expense[1]	133,240	158,107	130,305
Other operational costs	102,814	72,325	50,137
Foreign exchange losses (excluding foreign exchange on processing)	17,309	17,367	12,550
Marketing Expenses	414,486	367,034	342,760
	1,269,917	1,136,870	979,300
1 Staff costs and related expenses includes certain consultant costs, staff entertainment and recruitment fees.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

6	Profit before taxation (continued)
General and Administration expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2024 € '000s	2023 € '000s	2022 € '000s
General and administrative expenses
Staff costs and related expenses[2]	61,921	44,485	68,311
Technical and Infrastructure costs	48,286	51,627	31,149
Audit and professional fees	26,610	30,605	24,309
Other administrative costs	25,440	21,436	20,315
	162,257	148,153	144,084
2 Staff costs and related expenses includes staff entertainment and recruitment fees.
Direct and marketing expenses and general and administrative expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are exclusive of depreciation and amortization expenses. The depreciation and amortization expense attributable to each of these is as follows:

	2024 € '000s	2023 € '000s	2022 € '000s
Amount attributable to General and administrative expenses	13,991	13,113	11,382
Amount attributable to Direct and marketing expenses	63,718	69,076	55,347
	77,709	82,189	66,729
Direct and marketing expenses as disclosed on the Consolidated Statement of Profit or Loss and Other Comprehensive Income includes the Group’s cost of revenues. Cost of revenues for the year includes gaming tax, license costs, processing costs, fraud costs and royalties which amounts to €602.1 million (2023: €522.0 million), (2022: €443.5 million).
In relation to the Transaction noted in note 24, the Group incurred €23.0 million in transaction costs in 2022, which have been included in Transaction fees.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

7	Staff costs

	2024 € '000s	2023 € '000s	2022 € '000s
Staff costs are as follows:
Salaries and wages	164,076	168,171	158,231
Social security costs	5,699	6,897	7,891
RSU expense	10,337	16,836	24,261
Other pension costs[1]	3,020	4,021	2,522
	183,132	195,925	192,905
The average monthly number of employees, including the directors’, during the year was as follows:
Average number of employees	3,257	3,727	3,891
1 Other pension costs relates to contributions made by the Group to defined contribution plans.
Refer to note 27 ‘Related party transactions’ for details relating to key management remuneration included in the above.

8	Income tax

	2024 € '000s	2023 € '000s	2022 € '000s
The following income taxes are recognized in profit or loss:
Current tax expense
Current year	70,154	42,921	27,749
Global minimum top-up tax	702	—	—
Changes in estimates related to prior years	(1,351)	(260)	37
Foreign exchange adjustment	348	(168)	642
Deferred tax credit
Origination and reversal of temporary differences	(7,738)	(13,689)	4,255
Origination of changes in tax rates	—	247	66
Changes in estimates related to prior years	1,794	(574)	—
Recognition of previously unrecognized deferred tax assets	(395)	—	(134)
Write-down of deferred tax asset	4,448	—	—
Foreign exchange adjustment	(73)	17	270
Release of deferred tax arising on business combinations	(2,588)	(3,331)	(4,256)
Dividend tax expense	9,952	223	5,611
Income tax expense reported in profit or loss	75,253	25,386	34,240

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

8	Income tax (continued)
The applicable tax rate for the effective tax reconciliation is taken from the Group’s weighted average tax rate of 10.1% (2023: 13.4%) (2022: 5.2%). The weighted average tax rate was calculated by utilizing the absolute profit/loss and applicable domestic tax rate of each subsidiary within the Group.

	2024 € '000s	2023 € '000s	2022 € '000s
Profit before taxation	188,798	16,780	216,509
At Group blended tax rate	19,023	2,245	11,276
Tax expense/(benefit) at statutory rate
Rate differential between blended tax rate and local tax rate	(754)	(11,301)	18,508
Non-deductible expenses / non-taxable income	6,431	10,020	(2,664)
Dividends tax	9,952	223	5,611
Recognition of previously unrecognized deferred tax assets	(395)	—	(134)
Deferred tax arising on taxable loss not recognized	40,996	24,199	1,643
Expense reported in the Consolidated Statement of Profit or Loss and Other Comprehensive Income	75,253	25,386	34,240

	2024 € '000s	2023 € '000s
Reconciliation of deferred tax assets, net:
Net deferred tax assets as of January 1	32,019	14,587
Net additions from business combinations	—	119
Recognized within income tax expense	4,552	17,330
Foreign currency translation adjustment	167	(17)
Net deferred tax assets as of December 31	36,738	32,019

	2024 € '000s	2023 € '000s
The deferred tax assets and liabilities relate to the following items:
Taxes arising on acquired intangible assets[1]	(6,683)	(17,137)
Intangible assets	6	43
Trade and other payables	7,829	9,644
Tax loss carried forward[1]	33,877	38,067
RSUs	1,923	2,404
Right-of-use asset	(4,692)	(5,766)
Lease liability	6,404	6,829
Other assets and prepayments	(1,926)	(2,065)
Reflected in the Consolidated Statement of Financial Position:
Deferred tax assets	38,834	36,703
Deferred tax liabilities	(2,096)	(4,684)
1 Included in these amounts is a deferred tax liability relating to intangible assets recognized on DGC business combination and deferred tax asset for unused tax losses of €6.2 million.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

8	Income tax (continued)
The Group has tax losses that arose in Betway Limited of €74.9 million (2023: €64.7 million), (2022: €42.2 million) that are available for offsetting against future taxable profits of the companies in which the losses arose. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiary. The subsidiary has already achieved profits in the last quarter of 2024 and coupled with the business plans set forward, the profitability of the company is expected to continue.
Deferred tax assets of €87.3 million (2023: €36.1 million) have not been recognized in various subsidiaries across different jurisdictions for their assessed losses of €301.7 million (2023: €163.8 million) as they may not be used to offset taxable profits elsewhere in the Group. These tax losses have no expiry date. These have arisen in subsidiaries that have been loss-making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future. The largest portion arises out of DGC where the losses can be carried forward indefinitely and have no expiry date.

9	Earnings per share
The table below sets forth the computation for basic and diluted net income per ordinary share for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Profit / (Loss) attributable to owners of the parent (€ '000s)	113,098	(10,551)	181,439

Weighted average number of ordinary shares, basic	501,803,294	498,243,792	490,017,400
Weighted average number of ordinary shares, diluted	503,697,933	498,243,792	490,035,080

Earnings / (Loss) per share, basic (cents)	22.54	(2.12)	37.03
Earnings / (Loss) per share, diluted (cents)	22.45	(2.12)	37.03

The dilutive earnings per share attributable to owners of the parent for the year ended December 31, 2024 does not include 945,508 (2023: 5,146,683) (2022: 5,691,377) shares relating to the potential dilutive effect of the Group RSU awards as to do so would be antidilutive. As described in note 24.2, the Company exercised its rights to exchange all publicly traded warrants for ordinary shares at an agreed ratio and extinguished any remaining private placement warrants and earnout shares in 2022. The warrants and earnout shares were not dilutive during the period they were outstanding and, therefore, were not included in the dilutive earnings per share calculation for 2022.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

10	Intangible assets

	Goodwill € '000s	Customer databases € '000s	Brands € '000s	Licenses and intellectual property € '000s	Exclusive license rights € '000s	Marketing and data analytics know-how € '000s	Acquired technology € '000s	Internally-generated software development costs € '000s	Total € '000s
Cost
At January 1, 2023	61,553	39,675	75,393	6,328	55,000	128,143	28,986	53,334	448,412
Arising in business combinations	88,175	5,733	—	32,574	—	—	21,546	—	148,028
Disposals	—	—	—	(890)	—	—	(26,032)	(1,766)	(28,688)
Transfer from WIP	—	—	—	918	—	—	—	(918)	—
Additions	—	—	381	3,770	—	—	343	44,902	49,396
Transfer to assets held for sale	(18,587)	(3,913)	(386)	(249)	—	—	(4,658)	—	(27,793)
Effects of movements in exchange rates	(1,066)	184	246	(1,179)	—	36	(519)	(499)	(2,797)
At December 31, 2023	130,075	41,679	75,634	41,272	55,000	128,179	19,666	95,053	586,558
Disposals	—	(9,014)	—	(17,111)	—	(79,561)	(10,410)	(29,019)	(145,115)
Additions	—	—	—	628	—	—	—	72,612	73,240
Effects of movements in exchange rates	5,445	634	497	1,662	—	72	662	1,345	10,317
At December 31, 2024	135,520	33,299	76,131	26,451	55,000	48,690	9,918	139,991	525,000

Accumulated amortization and impairment
At January 1, 2023	—	25,346	24,939	3,085	55,000	71,382	26,358	16,073	222,183
Amortization charge for the year	—	10,456	7,477	5,043	—	27,745	3,614	14,741	69,076
Disposals	—	—	—	(890)	—	—	(25,633)	(428)	(26,951)
Transfer to assets held for sale	—	(978)	(14)	(124)	—	—	(291)	—	(1,407)
Impairment charge for the year	35,949	—	—	336	—	—	—	8	36,293
Effects of movements in exchange rates	(789)	7	2	(134)	—	22	(38)	(16)	(946)
At December 31, 2023	35,160	34,831	32,404	7,316	55,000	99,149	4,010	30,378	298,248
Amortization charge for the year	—	5,408	7,468	4,816	—	21,711	1,519	22,796	63,718
Disposals	—	(9,014)	—	(15,625)	—	(79,561)	(10,410)	(22,295)	(136,905)
Impairment charge for the year	7,034	141	—	10,276	—	—	8,860	9,219	35,530
Effects of movements in exchange rates	2,425	517	13	244	—	176	207	(161)	3,421
At December 31, 2024	44,619	31,883	39,885	7,027	55,000	41,475	4,186	39,937	264,012

Net Book Value
At December 31, 2023	94,915	6,848	43,230	33,956	—	29,030	15,656	64,675	288,310
At December 31, 2024	90,901	1,416	36,246	19,424	—	7,215	5,732	100,054	260,988
The Group capitalized €18.4 million of staff expenses to Internally-generated software development costs in the year ended December 31, 2024 (2023: €19.3 million).

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

11	Impairment reviews
Carrying amount of goodwill allocated to each of the CGUs:

	2024 € '000s	2023 € '000s
Betway	31,918	31,844
Spin	2,141	2,141
Jumpman	39,527	37,774
DGC
Gross DGC goodwill	61,934	58,316
Accumulated impairment of DGC Goodwill	(44,619)	(35,160)
Total	90,901	94,915

11.1	Exit from United States sportsbook market
After the completion of an extensive internal review, the Group began to undertake an exit plan for its sportsbook product in the United States. Following the decision in July 2024, the Group, alongside relevant regulators and partners, began the process to fully close its U.S. sportsbook operation in the nine states in which it was live. The Group further announced it will maintain its online gaming presence in the U.S. under the Betway and Jackpot City brands in both New Jersey and Pennsylvania.
Following a strategic review of its intangible assets portfolio, the Group identified intangible assets amounting to €28.5 million that could not be repurposed to the online gaming business and which are not marketable for third parties. These assets were fully impaired and an impairment loss was recognized in the statement of profit or loss - see note 10.
Furthermore, the Group considered the proposed exit from U.S. sportsbook market as an impairment indicator for the DGC CGU and undertook an impairment test in June 2024. The impairment testing resulted in an impairment loss of €7.0 million that was attributed to DGC’s goodwill and recognized in the statement of profit or loss. The remaining CGUs were unaffected by the exit from U.S. sportsbook market and were not tested.
The Group also identified that certain contracts, mostly related to market access fees, became onerous as the Group no longer expects that the unavoidable costs to meet its obligations under these contracts will exceed the economic benefits expected to be received under them. The Group recognized a provision for onerous contracts and other sportsbook closure costs in the statement of profit or loss totaling €32.7 million, recognized mostly in direct and marketing expenses. The balance of the provision for onerous contracts is €1.2 million at December 31, 2024. See note 22 for further details.

11.2	Annual impairment review
The Group performs an annual impairment review for goodwill by comparing the carrying amount of its CGUs with their recoverable amount. For impairment testing, goodwill acquired through business combinations has all been allocated to the Betway, Spin, Jumpman and DGC CGUs. Each CGU is not larger than an operating segment, which are described in note 5.
Management performed a valuation analysis in accordance with IAS 36, Impairment of Assets, to assess the recoverable amount for each CGU. This was then compared to the CGU's carrying amount at the testing date, to identify whether the CGUs were impaired. This is an area where management exercises judgement and estimation, as discussed in note 3. Testing is carried out by allocating the carrying value of these assets to the respective CGUs and determining the recoverable amounts for the CGUs through the higher of VIU and FVLCD calculations. Where the recoverable amount exceeds the carrying value of the assets, the assets are not considered to be impaired.

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
The cash flow projections included specific estimates of revenue, margin and growth for a five-year period for Jumpman and to reflect the long-term contribution the forecast period was extended to an eight-year period for Betway and eight-year period for DGC. The projection period reflects the point that all markets in operation as of 2024 are expected to reach maturity, with the long-term growth rate applied thereafter.
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
The following values were attributed to the key assumptions:
As at December 31, 2024:

	Betway	Jumpman	DGC
Pre-tax discount rate	26.9%	18.6%	26.9%
Long-term growth rate	2.0%	2.0%	2.0%

As at December 31, 2023:

	Betway	Jumpman	DGC
Pre-tax discount rate	26.7%	16.6%	20.2%
Long-term growth rate	2.0%	2.0%	2.0%
The discount rates applied in each DCF are a post-tax measurement estimated using CAPM with reference to market participants’ gearing and betas. To reflect regulatory and business risks specific to the CGUs, a specific equity risk premium was added to the discount rate, where the future cash flows have not been adjusted, as follows:

	Betway	Jumpman	DGC
Specific equity risk premium	1.5%	2.0%	11.0%

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

11	Impairment reviews (continued)
Impairment review results
Following the decision to exit the sportsbook market in the US, the remaining online gaming operation of DGC was retested as a part of the Group's annual impairment assessment. The results of the annual test did not indicate an impairment for DGC as the recoverable amount of the CGU exceeded its carrying value.
Under reasonably possible scenarios, a decline of 1% in the long-term growth rate would reduce the recoverable amount of DGC and Jumpman by €2.3 million and €3.1 million respectively. Furthermore, an increase of 1% in the discount rate would reduce the recoverable amount by €5.7 million and €4.1 million respectively. None of those changes would result in an impairment of the these CGUs.
The estimated recoverable amount of the Betway CGU significantly exceeded the carrying amount.
Under reasonably possible scenarios, a decline of 1% in the long-term growth rate would reduce the recoverable amount of Betway by €45.7 million. Furthermore, an increase of 1% in the discount rate would reduce the recoverable amount of Betway by €90.0 million. None of those changes would result in an impairment of the Betway CGU.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

12	Property, plant and equipment

	Leasehold property improvements € '000s	Computer hardware & software € '000s	Office equipment € '000s	Furniture & fittings € '000s	Total € '000s
Cost
At January 1, 2023	10,766	13,659	1,242	2,291	27,958
Additions	3,519	5,182	385	656	9,742
Disposals	(2,920)	(6,776)	(338)	(404)	(10,438)
Arising on business combinations	800	3,387	496	128	4,811
Transfer to assets held for sale	(205)	(1,777)	(772)	(98)	(2,852)
Effects of movements in exchange rates	(465)	(542)	(142)	(73)	(1,222)
At December 31, 2023	11,495	13,133	871	2,500	27,999
Additions	6,067	4,928	450	213	11,658
Disposals	(1,247)	(3,939)	(258)	(385)	(5,829)
Effects of movements in exchange rates	357	314	18	33	722
At December 31, 2024	16,672	14,436	1,081	2,361	34,550

Accumulated depreciation
At January 1, 2023	4,032	8,407	489	999	13,927
Depreciation	1,541	3,856	480	351	6,228
Disposals	(445)	(6,531)	(267)	(350)	(7,593)
Transfer to assets held for sale	(36)	(1,046)	(449)	(80)	(1,611)
Effects of movements in exchange rates	(140)	(88)	(102)	(28)	(358)
At December 31, 2023	4,952	4,598	151	892	10,593
Depreciation	1,101	5,060	281	432	6,874
Disposals	(432)	(3,920)	(119)	(181)	(4,652)
Impairment	—	1,245	—	—	1,245
Effects of movements in exchange rates	145	254	29	41	469
At December 31, 2024	5,766	7,237	342	1,184	14,529

Net book value
At December 31, 2023	6,543	8,535	720	1,608	17,406
At December 31, 2024	10,906	7,199	739	1,177	20,021

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

13	Leases
The Group is a lessee and enters into contracts to lease office property. Leases are individually negotiated and include a variety of different terms and conditions in different countries.
Lease contracts have fixed payments and are either non-cancellable or may only be cancelled by incurring a substantive termination fee. The Group is prohibited from selling or pledging the underlying leased assets as security. The Group includes renewal options as part of the lease term when these are reasonably certain.
The Group has no material short term or low value asset leases.
St. Pancras lease
In September 2024, Camden Property Holding Limited (the landlord) communicated that the workings on St. Pancras Campus in London (UK) were finalized and the property was ready for the Group's fit out workings. Accordingly, the Group has recognized the right-of-use asset and lease liability arising from the contract. The St. Pancras lease has a term of 15 years, with a tenant-only break clause at the end of the 10th year. The leasehold improvements required will entitle the Group to a rent free period up to 12 months and the first lease payment is expected for October 2025.
Right-of-use assets
The amount recognized as right-of-use assets is as shown:

Leasehold property € '000s
At January 1, 2023	14,165
Arising on business combinations	4,195
Effects of movements in exchange rates	(568)
Transfer to assets held for sale	(1,885)
Additions	4,412
Modification	11,737
Disposals	(305)
Depreciation	(6,885)
At December 31, 2023	24,866
Effects of movements in exchange rates	1,077
Additions	47,212
Disposals	(172)
Impairment	(188)
Depreciation	(7,117)
At December 31, 2024	65,678

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

13	Leases (continued)
Lease liabilities
The recognized lease liability is as shown:

Leasehold property € '000s
At January 1, 2023	17,259
Arising on business combinations	4,367
Effects of movements in exchange rates	(791)
Transfer to liabilities associated with assets held for sale	(2,038)
Additions	4,410
Modification	11,737
Disposals	(341)
Interest expense	2,068
Lease payments	(7,526)
At December 31, 2023	29,145
Effects of movements in exchange rates	1,118
Additions	44,970
Disposals	(178)
Interest expense	3,256
Lease payments	(7,951)
At December 31, 2024	70,360

Maturity analysis - contractual undiscounted cash flows

	2024 € '000s	2023 € '000s
Less than one year	8,498	7,881
One to five years	35,701	17,919
More than five years	61,963	18,182
Total undiscounted lease liabilities	106,162	43,982

Lease liabilities
Lease liabilities included in the Consolidated Statement of Financial Position

	2024 € '000s	2023 € '000s
Current	5,794	5,226
Non-Current	64,566	23,919
Total lease liabilities	70,360	29,145

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

13	Leases (continued)
Amounts recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income

	2024 € '000s	2023 € '000s	2022 € '000s
Interest on lease liabilities	3,256	2,068	954
Depreciation on right-of-use assets	7,117	6,885	6,045
Impairment of right-of-use assets	188	—	—
	10,561	8,953	6,999
Amounts included in the Financing Activities of the Consolidated Statement of Cash Flows

	2024 € '000s	2023 € '000s	2022 € '000s
Interest paid on lease liabilities	2,558	1,837	1,196
Principal payment on lease liabilities	5,393	5,689	7,026
Total cash outflow for leases	7,951	7,526	8,222

14	Loans receivable

	2024 € '000s	2023 € '000s
At Amortized cost
Current loans receivable
Loan receivable from Apricot Investments Limited	—	3,442
Other loans receivable	853	3,277
	853	6,719

Non-current loans receivable
Loan receivable from Apricot Investments Limited	—	88,000
Other loans receivable	—	1,090
	—	89,090
The Group entered into a loan agreement with Apricot Investments Limited ("Apricot") on November 14, 2022 to loan funds to be used exclusively in the development of a sportsbook gaming system. Following further amendments to the loan agreement, the Group loaned Apricot €98.0 million, paid in 18 installments from November 15, 2022 until February 15, 2024. The interest rate on the loan is 1% above the Bank of England rate per annum, with interest payable annually in arrears in each year of the term.
On May 8, 2024, the Group entered into a Deed of Novation whereby Apricot assigned all its rights, duties and liabilities under the agreement and related amendments to Fusion Holdings Limited ("Fusion"). On the same date, the Group entered into definitive agreements to assume full control of its sportsbook software technology owned by Fusion subject to the receipt of regulatory approvals. From the effective date of the agreements, the loan receivable is presented as "Prepayment for sportsbook software" to further clarify the intended nature of the financial asset and to differentiate the amounts loaned to Apricot from the remaining loans receivable. The balance of the loan at the date of reclassification was €102.4 million and this remains classified as a financial asset at December 31, 2024 (see notes 15 and 26).
Also on May 8, 2024, an amendment was signed to cease interest from March 1, 2024 for 12 months. This was extended by agreement until March 1, 2026 unless the conditions to complete the purchase agreement are not met by March 1, 2026. If the conditions are not met by this date, interest will be accrued from March 1, 2024, unless otherwise agreed upon.
Other loans receivable are unsecured, have varying interest rates and varying dates of repayment.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

15	Prepayment for sportsbook software
As described in note 14, the Group entered into definitive agreements on May 8, 2024 to assume full control of its sportsbook software technology owned by Fusion. The completion of the agreement is contingent upon receiving customary regulatory approvals. Should these approvals not be secured within one year from the date of the agreement, the transaction will be automatically cancelled and ceased to have effect, unless an extension is agreed upon by the parties. This is shown as a non-current asset on the face of the Statement of Financial Position due to the underlying agreement with a third party being long term in nature.
The Group has agreed to acquire the sportsbook software for a total consideration of €142.4 million, with additional amounts payable if certain earnout conditions are achieved. The upfront consideration ("Tranche One") includes €102.4 million, which will be settled through the cancellation of the pre-existing loan receivable, reclassified per note 14. An additional €20.0 million ("Tranche Two") is payable within 60 calendar days of the conditions being satisfied (the "Completion Date"). On the first anniversary of the Completion Date, the Group will pay an additional €20.0 million ("Tranche Three"), with the option of this amount being paid in cash or settled through the issue of ordinary shares of the Group.
Additional contingent payments of up to €210.0 million may be made through an earn-out mechanism if the Group’s sportsbook revenue more than doubles during the earn-out period, which runs through December 31, 2035. The earnout payments are calculated as a percentage of monthly sportsbook net gaming revenue, ranging from 0% to 8%.
During the last quarter of 2024, the Group made two advancements on Tranche Two totaling the equivalent of €10.3 million, resulting in a total balance at December 31, 2024 of €112.6 million.

16	Trade and other receivables

	2024 € '000s	2023 € '000s
Processor receivables	33,901	49,227
Trade receivables	22,957	41,369
Other receivables	8,409	10,239
Prepayments	68,524	53,780
	133,791	154,615
Processor receivables are balances due from Payment Service Providers ("PSPs"). The Group considers the majority of these PSPs as financial institutions that have high credibility in the market and strong payment profiles. During the year an amount of €1.0 million (2023: €5.9 million) was provided for and €5.4 million (2023: €6.5 million) was written off upon the exit from the Indian market on October 1, 2023. These amounts mainly relate to specific balances.
Management considers that the carrying amount of trade and other receivables approximates their fair value.

17	Restricted cash
In 2021, the Group provided a financial guarantee on a loan facility extended by Standard Bank to DGC initially set at $50 million. This amount was subsequently increased to $150 million. The facility was extinguished on June 30, 2023, following the acquisition of DGC and was €138.5 million at the time of extinguishment following additional extensions of €18.6 million before extinguishment.
The restricted cash held of €8.7 million as at December 31, 2024 (2023: €38.3 million), relates to cash held under the regulations of certain licensing agreements, as discussed in note 2.11.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

18	Cash and cash equivalents
Cash and cash equivalents comprise of:

	2024 € '000s	2023 € '000s
Cash-in-transit	32,133	31,316
Bank balances (including processor bank balances)	323,659	210,607
Total cash and cash and cash equivalents available for corporate use	355,792	241,923
Cash held for regulatory purposes	17,090	—
Total cash and cash equivalents	372,882	241,923
Cash held for regulatory purposes include amounts held in designated accounts in order to comply with gaming regulations.
We maintain cash and cash equivalents with major financial institutions. Cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

19	Assets held for sale and associated liabilities
The Group entered into an option agreement on April 7, 2021 with Mahigaming LLC ("Mahi"), an entity nominated by Games Global, in which it granted a call option ("B2B Option") to Mahi to purchase the B2B division of DGC. The option consideration was initially set at $2.5 million, adjusted for revenues earned and operating expenses incurred by DGC B2B division, and the option was set to expire on April 7, 2023. Subsequent to the initial agreement, an amendment was signed in 2023 which increased the option consideration to $10 million, adjusted for revenues earned and operating expenses incurred by DGC B2B division, as well as extending the option period so as to end on June 30, 2024.
Mahi’s rights to exercise the B2B Option were conditional to the completion of the following events:
•Completion of the acquisition of the entire issued capital of DGC by the Group;
•Mahi (or one of its nominees) having received all gaming approvals necessary for Mahi to acquire and operate the B2B Division in accordance with the applicable gaming laws.
The first condition was met when the Group completed the acquisition of DGC in January 2023, as discussed in note 4. Mahi’s regulatory approvals were obtained and the B2B Option was exercised in February 2024. Final consideration was agreed to be determined to be $12.9 million (€12.0 million). Cash of $10.0 million (€9.2 million) was received with the balance of the consideration outstanding at December 31, 2024.
The below table summarizes the information at the date of sale:

€ '000s
Net assets associated with disposal group	28,284
Fair value of derivative liability associated with assets held for sale	(56,522)
Consideration	(11,897)
Gain on disposal	40,135

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

19	Assets held for sale and associated liabilities (continued)
The carrying values of the B2B division's assets and liabilities in 2023 were considered in accordance with their applicable IFRS, as required by IFRS 5, and are composed of the following items at December 31, 2023:

	Note	2023 € '000s
Assets
Intangible assets	10	12,105
Goodwill	10	18,279
Property, plant and equipment	12	1,143
Right-of-use assets	13	1,847
Trade and other receivables		4,918
Assets held for sale		38,292

Liabilities
Non-current lease liabilities	13	1,638
Current lease liabilities	13	250
Trade and other payables		5,159
Income tax payables		93
Liabilities associated with assets held for sale		7,140

Net assets associated with disposal group		31,152

20	Derivative financial instruments
Customer liabilities
Customer liabilities relate to timing differences of revenue recognition as discussed in note 2.4. The fair value of customer liabilities are further discussed in note 26.
Funding and option arrangements
Option to purchase additional percentage of T and W Holdings Proprietary Limited
On May 17, 2024, the Group entered into call option agreements to purchase additional shares in T and W Holdings Proprietary Limited ("T and W") in order to obtain a 51% and a 75% interest in the company respectively. The Group did not control T and W at December 31, 2024. The fair value of this option at December 31, 2024 was €0.3 million and a gain of €0.3 million was recognized in the Statement of Profit or Loss relating to this option.
The first option exercise period commences on May 1, 2026 and expires after 30 business days and the second option exercise period commences on November 1, 2027. If the option is not exercised during the initial period, an additional option exercise period commences on May 1, 2027 and November 1, 2028 respectively and expires after 30 business days.
Option to sell B2B Division of DGC
As discussed in note 19, in 2022 the Group granted a call option to Games Global to purchase the B2B Division of DGC for $10 million, adjusted for revenues earned and operating expenses incurred by the B2B Division. The option was set to expire on June 30, 2024 and was exercised on February 1, 2024 at which time the consideration was agreed at $12.9 million (€12.0 million). The fair value of this option at February 1, 2024 was €56.5 million (December 31, 2023: €42.6 million) and a loss of €13.1 million (2023: €28.6 million) (2022: €15.1 million) was recognized in the Statement of Profit or Loss relating to this option.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

20	Derivative financial instruments (continued)
Option to purchase remaining percentage in SportCC
As discussed in note 4, the Group entered into a put and call option agreement to purchase the remaining 25% of the outstanding shares of SportCC for £1.9 million. The exercise period commences on August 1, 2025 and expires 90 calendar dates after the commencement date. The fair value of this option at December 31, 2024 was €2.2 million (2023: €2.1 million) and a loss of €0.1 million was recognized in the Statement of Profit or Loss relating to this option.
Option to purchase Verno Holdings Limited
In 2021, the Group entered into a call option to purchase shares in Verno Holdings Limited, which was exercised in 2022. A gain of €21.4 million was recognized in the Statement of Profit or Loss relating to this option in 2022.

21	Trade and other payables

	2024 € '000s	2023 € '000s
Trade payables	88,596	80,512
Other taxation and social security	12,976	12,740
Other payables	7,601	3,214
Accruals	161,679	98,926
	270,852	195,392
During the year, certain balances were reclassified from provisions to accruals - refer to note 22 for further details.
Management considers that the carrying amount of trade and other payables approximates their fair value.
All amounts included in trade and other payables are repayable on demand, non-interest bearing and are not secured on the assets of the Group.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

22	Provisions

	Gaming tax and legal provisions € '000s	Sportsbook Closure and other € '000s	Total € '000s
At January 1, 2023	43,745	—	43,745
Provided in the year	2,576	—	2,576
Reversed in the year	(1,495)	—	(1,495)
At December 31, 2023	44,826	—	44,826
Provided in the year	11,020	31,091	42,111
Reversed in the year	(3,540)	(286)	(3,826)
Interest	—	11	11
Amounts transferred to accruals during the year	(46,350)	(27,886)	(74,236)
Effects of movements in exchange rates	—	(585)	(585)
At December 31, 2024	5,956	2,345	8,301
Current	5,956	1,249	7,205
Non-current	—	1,096	1,096
Total provisions	5,956	2,345	8,301
Provisions have been made based on the Group’s best estimate of the future cash flows, taking into account the risks and uncertainty of timing associated with each obligation.
Gaming tax and legal provisions
The Group is subject to withholding, indirect and gaming taxes in the jurisdictions in which it operates. The Group records provisions for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain or where the Group continues to challenge the interpretations and the likelihood of tax being payable is considered probable.
Provisions are raised for these matters based on the best estimate based on the individual facts and circumstances. Assessments made rely on advice from legal counsel and management’s assessment of judgments reached on cases in similar jurisdictions, as well as estimates and assumptions which may involve a series of complex judgements about future events. To the extent that the final outcome of these matters is different than the amounts recorded, such differences may impact the Group’s financial results in the year in which such determination is made.
During January 2024, a Voluntary Disclosure Program (“VDP”) was filed with a tax authority for gaming taxes which were provided for in the preceding financial years. Upon the filing of the VDP, the gaming tax provision was reclassified to accruals as the expense materialized as a result of the filing. A monthly payment plan was filed with the VDP and the VDP is yet to be assessed by the tax authority. The provision reclassified to accruals amounts to €46.3 million.
Sportsbook Closure
On July 10, 2024, an announcement was made to close the U.S. sportsbook operation. As at the date of the announcement, a provision to the value of €30.0 million in relation to onerous contracts was raised. Settlement agreements were subsequently reached which resulted in a reclassification of €27.9 million from provisions to accruals.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

23	Equity

	2024 Number of shares	2023 Number of shares	2022 Number of shares
Ordinary shares issued and fully paid as at January 1	497,938,845	497,887,721	483,715,049
Share buy-back during the year	—	(775,501)	(24,993,271)
Issued during the year	—	—	31,475,691
Shared issued in exchange for public warrants	—	—	5,595,748
RSU vesting	5,468,938	826,625	2,094,504
Ordinary shares issued and fully paid as at December 31	503,407,783	497,938,845	497,887,721
The parent company has one class of ordinary shares which carry no right to fixed income and is authorized to issue an unlimited number of shares in any class.
All shares are issued at no par value.

23.1	Issued capital
For the year ended December 31, 2024, the Company issued 5,468,938 (2023: 826,625) (2022: 2,094,504) ordinary shares upon the vesting of restricted stock units.

23.2	Treasury shares
On January 11, 2023, the Company announced that the Board approved a Share Repurchase Program through December 31, 2023. Following the announcement, 775,501 shares were repurchased for total proceeds of €2.6 million during the year ended December 31, 2023.

23.3	Accumulated other comprehensive income
Included in this balance is foreign exchange reserve, which relates to retranslation of the Group’s foreign subsidiaries with a non-Euro functional currency into the Parent’s presentation currency and retranslation of intangible assets associated with operations in foreign currencies.
Additionally, accumulated other comprehensive income includes fair value adjustments of the remaining investment in non-listed equity. See note 26 for more details.

23.4	Dividends paid and proposed

	2024 € '000s	2023 € '000s	2022 € '000s
Cash dividends on ordinary shares declared during the year:
Interim dividend, paid during the year	46,725	—	—
Special dividend, payable at year end	71,434	—	—
	118,159	—	—

Cash dividend on ordinary shares declared after December 31, 2024:
Final dividend	19,288	—	—

Interim dividend per share (cents)	9.32	—	—
Special dividend per share (cents)	14.20	—	—
Final dividend per share (cents)	3.82	—	—
All dividends are declared and paid in USD.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

23	Equity (continued)

23.5	Entities with significant influence over the Group
During the year ended as at December 31, 2024, the Group did not have an ultimate controlling party as no entity is deemed to have control over the Group. Instead, Knutsson Ltd and Chivers Ltd are considered to exercise significant influence by way of holding 45.26% and 19.45% respectively (2023: 46.09% and 19.66%), respectively, of the issued share capital of Super Group as at December 31, 2024.
The Group has transactions with certain entities, including Camden Property Holding Limited, as described in note 13, Apricot Investments Limited, as described in note 14 and 15, and Mahi Gaming LLC and Games Global, as described in note 19, where discretionary beneficiaries of certain trusts are common between ultimate major shareholders of those entities and Super Group. These relationships have been assessed and are not considered by the Company to meet the definition of a related party under IAS 24 ‘Related Party Disclosures'.

24	Accounting Considerations relating to the Transaction

24.1	Issued capital
As a result of the consummation of the transactions under the business combination agreement (hereinafter the "Business Combination Agreement") to effect a public listing of shares (hereinafter the "Transaction") on the New York Stock Exchange ("NYSE"), the pre-listing shareholders exchanged all issued shares in SGHC Limited ("SGHC") for newly issued shares in Super Group at a fixed ratio of 8.51 for 1. The issuance of these shares to SGHC shareholders prior to listing ("Pre-Closing Holders") has been presented as if the shares had been issued at the beginning of the earliest year presented.
On January 27, 2022 (the "Closing Date"), the Company completed the merger pursuant to the Business Combination Agreement, by and among SGHC, Super Group, Sports Entertainment Acquisition Corp ("SEAC"), a NYSE publicly traded special purpose acquisition company based in the United States, Super Group Holding Company Merger Sub, Inc ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of Super Group, which resulted in the public listing of the Group.
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

24	Accounting Considerations relating to the Transaction (continued)

24.1	Issued capital (continued)
Transaction fees related to the Transaction amounted to €24.5 million in the year ended December 31, 2022, of which €23.0 million were allocated to Pre-Closing Holders and expensed in the Consolidated Statement of Profit or Loss and Other Comprehensive Income with the remaining amount of €1.5 million allocated to new share ownership and applied as a reduction to share capital.
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

24.2	Warrants
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

24	Accounting Considerations relating to the Transaction (continued)

24.2	Warrants (continued)
Immediately prior to derecognition, the fair value of the private placement warrants was €0.7 million. The combined amount for changes in the fair value during the year and up until the date the derecognition of €14.7 million was recorded in the "change in fair value of warrant liability" line item within the Consolidated Statement of Profit and Loss and Other Comprehensive Income. The derecognition of the private warrant liability was made with an offsetting entry to retained profit in the Statement of Changes in Equity, as all the private placement warrants were held by Pre-Closing Holders and, therefore, which represents a transaction with owners.
The total foreign exchange effect on public and private warrants combined of €5.2 million was recorded in the "foreign exchange on revaluation of warrants and earnout liabilities" line item within the Consolidated Statement of Profit and Loss and Other Comprehensive Income.

24.3	Earnout Reserves
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
Immediately prior to derecognition, the fair value of the earnout shares was €32.5 million. The combined amount for changes in fair value during the year and up until the date of the derecognition of €237.4 million was recorded in the "change in fair value of earnout liability" line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

25	Restricted Stock Units ("RSUs") Awards
The Group has granted RSUs to its executives and employees as part of a long-term Employee Incentive Plan ("Plan"). The Board is charged with determining who receives awards, granting awards and setting terms and conditions. They also have the ability to delegate these powers to other committees or officers of Super Group.
The total shares available to award under the Plan is 43,312,150 (“Share Reserve”). The Share Reserve may increase by 3% annually through January 1, 2031. The Share Reserve is a limit on the number of shares that may be issued from awards that were granted under this Plan and does not limit the granting of awards. The Company will keep available at all times the number of shares reasonably required to satisfy its obligations to issue shares pursuant to such awards. Shares issued under the plan will be new shares.
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
The table below illustrates the number and weighted average exercise prices (WAEP) of, and movements in, shares awarded during the year as at December 31, 2024:

	Number	WAEP ($)
Outstanding as at January 1, 2022	—
Granted during the year	8,375,062	6.27
Vested during the year	(2,094,504)	7.00
Terminated during the year	(342,500)	7.00
Outstanding as at January 1, 2023	5,938,058	5.97
Granted during the year	2,812,238	3.32
Vested during the year	(2,838,248)	5.84
Terminated during the year	(765,365)	5.97
Outstanding as at December 31, 2023	5,146,683	4.60
Granted during the year	1,870,884	3.42
Vested during the year	(3,456,917)	5.03
Terminated during the year	(451,988)	5.19
Outstanding as at December 31, 2024	3,108,662	3.33
The weighted average remaining contractual life for the shares outstanding as at December 31, 2024 was 1.7 years (2023: 1.5 years) (2022: 1.6 years). The remaining contractual life is calculated with reference to the remaining vesting period at year end.
The number of RSUs vested for which shares were not yet issued as at December 31, 2024 was N.A - no amount to disclose (2023: 2,011,623) (2022: N.A - no amount to disclose).
The RSU expense, excluding payroll taxes, for the year ended December 31, 2024 was €10.3 million (2023: €16.8 million) (2022: €24.3 million, including a once-off RSU expense of €23.1 million related to awards following the Transaction). The total fair value of the RSUs vested, calculated using the fair value on grant date, during the year ended December 31, 2024 was €18.6 million (2023: €7.5 million) (2022: €5.9 million).
The total compensation cost related to outstanding RSUs that will be incurred in the future as of December 31, 2024, including payroll and employee income tax, was €5.9 million (2023: €11.1 million) (2022: €23.4 million). The unrecognized expense is expected to be recognized over a weighted average period of 1.4 years (2023: 1.1 years) (2022: 1.3 years). The weighted average period is calculated with reference to the remaining number of calendar years at year end.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

26	Financial instruments - fair values and risk management
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
Fair values
Fair values vs carrying amounts
The following are the fair values and carrying amounts of financial assets and liabilities in the Consolidated Statement of Financial Position:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	2024 € '000s	2024 € '000s	2023 € '000s	2023 € '000s
Assets
Regulatory deposits	13,015	13,015	11,951	11,951
Loans receivable	853	853	95,809	95,809
Financial assets
Derivative financial instruments	272	272	—	—
Investments in non-listed equity instruments	—	—	174	174
Prepayment for sportsbook software[1]	112,594	112,594	—	—
Trade and other receivables	60,281	60,281	97,158	97,158
Restricted cash	8,703	8,703	38,287	38,287
Cash and cash equivalents	372,882	372,882	241,923	241,923
Fixed term deposits	13,180	13,180	—	—
Total	581,780	581,780	485,302	485,302

Liabilities
Lease liabilities	70,360	70,360	29,145	29,145
Derivative financial instruments	2,195	2,195	44,656	44,656
Deferred and contingent consideration	368	368	2,714	2,714
Interest-bearing loans and borrowings	36	36	87	87
Trade and other payables	218,812	218,812	162,875	162,875
Customer liabilities (at fair value through profit/loss)	51,108	51,108	67,592	67,592
Dividends payable	72,531	72,531	—	—
Total	415,410	415,410	307,069	307,069

Net	166,370	166,370	178,233	178,233
1 Refer to note 15.
Financial assets and liabilities included in the assets and associated liabilities held for sale, the details of which are disclosed in note 19, approximate their fair value.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

26	Financial instruments - fair values and risk management (continued)
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
Financial instruments carried at fair value through other comprehensive income
Investments in non-listed equity instruments (Level 3)
The Group holds non-controlling interest in an entity. These investments were irrevocably designated at fair value through OCI as the Group considers the investments to be strategic in nature.
Financial instruments carried at fair value through profit and loss
Basis for determining fair value though profit and loss
The following are the significant methods and assumptions used to estimate the fair values for the financial instruments below.
Derivative financial instruments (Level 3)
Customer Liabilities
Customer liabilities relating to open sports bets are fair valued as at year end to reflect the movement in odds between the date a bet was placed and the odds as at year end.
Funding and option arrangements
Option to sell B2B Division of DGC
As referred to in note 19, the Group concluded the disposal of the B2B division of DGC. To record the gain on the disposal, the Group has determined the fair value of the B2B Option as at January 31, 2024 - immediately before the completion of the disposal.
In determining the fair value of the B2B Option as at January 31, 2024 and December 31, 2023, the Group applied a valuation technique that takes into accounting the likelihood of occurrence of each event outlined in note 20, based on the Group and its legal counsel assessment of the probability of both conditions being met at each valuation date. This approach allows for a two-step process, which incorporates uncertainty around the satisfaction or not of each condition and the underlying B2B Division business risks using a Black Scholes model. The volatility was based on historical volatility of a group of comparable companies with a look back period equal to the time to expiry of the option at each valuation date. The B2B Option was categorized as a Level 3 instrument under the fair value hierarchy due to the non-observable inputs used in the valuation.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

26	Financial instruments - fair values and risk management (continued)
Financial instruments carried at fair value through profit and loss (continued)
Derivative financial instruments (Level 3) (continued)
Option to sell B2B Division of DGC (continued)
The fair value of the option liability as at January 31, 2024 was €56.5 million (2023: €42.6 million) and was derecognized in the derivative financial instruments line within the liabilities of the Consolidated Statements of Financial Position on February 1, 2024 when the B2B Division of DGC was sold. The change in fair value was recognized in the change in fair value of option line within the Consolidated Statement of Profit or Loss - see notes 19 and 20 for details.
The key valuation assumptions as at January 31, 2024 and December 31, 2023 were as follows:

	2024	2023
Exercise price ($m)	12.9	4.3
Volatility	N/A1	72.66%
Time to expiration (years)	N/A1	0.5
Risk-free rate	N/A1	5.40%
Probability of conditions being met	100%	91%
1 At the exercise date, on January 31, 2024, the fair value of the option was equal to the intrinsic value of the option and these assumptions were not applicable for the fair value measurement.
Financial instruments carried at amortized cost
Interest-bearing loans and borrowings
Analysis of loans and borrowings for the year ended December 31, 2024

Facility	Maturity	Interest rate	Currency	Facility amount
Other loans	On demand	0.00%	NGN	Unspecified

Analysis of loans and borrowings for the year ended December 31, 2023

Facility	Maturity	Interest rate	Currency	Facility amount
Other loans	On demand	—%	NGN	Unspecified
Other loans	On demand	0.00%	EUR	Unspecified
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

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

26	Financial instruments - fair values and risk management (continued)
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
Customer funds are kept in dedicated accounts, separately from the Group’s operational bank accounts in order to ensure that their liability is met.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

26	Financial instruments - fair values and risk management (continued)
Liquidity risk (continued)
The following table shows the undiscounted cash flows for financial liabilities.

	Carrying Amount € '000s	Contractual cash flows € '000s	less than1 year € '000s	1 - 2 years € '000s	3 - 5 years € '000s	Over 5 years € '000s
At December 31, 2024
Liabilities
Lease liabilities	70,360	106,162	8,498	9,224	26,477	61,963
Contingent consideration	368	368	368	—	—	—
Interest-bearing loans and borrowings - principal	36	36	36	—	—	—
Trade payables	88,596	88,596	88,596	—	—	—
Accruals[1]	122,615	122,615	122,615	—	—	—
Other payables	7,601	7,601	7,601	—	—	—
Customer liabilities (at fair value through profit/loss)	51,108	51,108	51,108	—	—	—
Derivative financial instruments	2,195	2,195	2,195	—	—	—
Dividends payable	72,531	72,531	72,531	—	—	—
Total	415,410	451,212	353,548	9,224	26,477	61,963

At December 31, 2023
Liabilities
Lease liabilities	29,145	43,982	7,881	6,549	11,370	18,182
Derivative financial instruments[2]	44,656	44,656	42,600	2,056	—	—
Deferred and contingent consideration	2,714	2,714	2,392	322	—	—
Interest-bearing loans and borrowings - principal	87	87	87	—	—	—
Trade payables	80,512	80,512	80,512	—	—	—
Accruals[1]	79,150	79,150	79,150	—	—	—
Other payables	3,214	3,214	3,214	—	—	—
Customer liabilities (at fair value through profit/loss)	67,592	67,592	67,592	—	—	—
Total	307,070	321,907	283,428	8,927	11,370	18,182
1 Excludes gaming tax accruals.
2 Derivative financial instruments in 2023 include instruments that were settled by way of the conclusion of the option arrangements detailed in note 20.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

26	Financial instruments - fair values and risk management (continued)
Changes in liabilities arising from financing activities

	Interest-bearing loans and borrowings and deferred and contingent consideration € '000s	Lease liabilities € '000s	Total € '000s
At January 31, 2022	16,972	16,249	33,221
Cash outflows	(26,679)	(8,222)	(34,901)
Loans assumed in connection with the shares repurchased	222,345	—	222,345
Payments related to the repurchased shares	(224,322)	—	(224,322)
Deferred consideration paid	(13,200)	—	(13,200)
Effects of movements in exchange rates	1,875	(306)	1,569
Disposals	—	(112)	(112)
New leases	—	8,024	8,024
Arising as a result of merger	671	—	671
Arising from business combinations	23,445	—	23,445
Liabilities assumed on business combination	—	671	671
Interest	96	955	1,051
At December 31, 2022	1,203	17,259	18,462
Cash inflows	18,594	—	18,594
Arising from business combinations	120,992	4,367	125,359
Increase in deferred consideration	2,714	—	2,714
Cash outflows	(139,436)	(7,526)	(146,962)
Effects of movements in exchange rates	(1,859)	(791)	(2,650)
Disposals	—	(341)	(341)
New leases	—	4,410	4,410
Lease modification	—	11,737	11,737
Transfer to Liabilities associated with assets held for Sale	—	(2,038)	(2,038)
Other	15	—	15
Interest	578	2,068	2,646
At December 31, 2023	2,801	29,145	31,946
Cash outflows	(2,512)	(7,951)	(10,463)
Effects of movements in exchange rates	37	1,118	1,155
Disposals	—	(178)	(178)
New leases	—	44,970	44,970
Other	78	—	78
Interest	—	3,256	3,256
At December 31, 2024	404	70,360	70,764

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

26	Financial instruments - fair values and risk management (continued)
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
Credit risk also arises where cash and cash equivalents, fixed term deposits and restricted cash are deposited with banks or financial institutions. It is the Group’s policy to deposit funds only with reputable institutions with an acceptable credit rating, and to keep the position under review. Management do not consider there to be a concentration of credit risk within the Group as the cash equivalents and amounts receivable at year end are spread across a number of 3rd party suppliers across multiple locations. Additionally, cash and cash equivalents are kept deposited with banks or financial institutions with an acceptable credit rating and a stable outlook, thus mitigating the concentration risk.
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
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Group has exposure to various currencies, primarily ZAR, CAD, USD, GBP, GHS and MZN. Exchange rates are monitored by Group Finance on a monthly basis to ensure that adequate measures are taken if fluctuations increase.
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
The Group monitors its treasury at least monthly and seeks to obtain a commercial rate of return from AA or above rated institutions while not impacting on cash flow.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

27	Related party transactions
Remuneration of key management personnel
The remuneration of the directors (excluding non-executive directors) and executive officers, who are considered to be key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24, ‘Related Party Disclosures’. These expenses are included in the ‘General and administrative expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

	2024 € '000s	2023 € '000s	2022 € '000s
Short term employee benefits	14,459	9,208	5,388
Restricted Stock Units ("RSUs") Awards	3,634	3,267	1,487
	18,093	12,475	6,875
Key management personnel services were also provided by Whitfield Management Limited. Amounts paid to Whitfield Management Limited for these services for the year ended December 31, 2024 amounted to €1.8 million (2023: €2.1 million; 2022: €2.2 million).

28	Commitments and contingencies
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
Jumpman Limited is subject to an assessment from the HMRC totaling £21.5 million in respect of Remote Gaming Duty ("RGD") from 2018 to 2022. This amount has been reduced to £12.1 million as per the letter received from HMRC, dated May 21, 2024. On September 5, 2024, Jumpman amended its existing grounds of appeal to the Tribunal arguing that the original assessments should be nullified. On December 24, 2024, the Tribunal acknowledged receipt of Jumpman's application and the preliminary date for the hearing is set for July or August 2025. The Group does not consider it probable that the assessments will ultimately be payable, and as such, no provision has been made.
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
Other contractual commitments
The Group entered into definitive agreements on May 8, 2024 to assume full control of its sportsbook software technology owned by Fusion. Refer to note 15 for further details on contractual commitments as of December 31, 2024.

Super Group (SGHC) Limited
Notes to Consolidated Financial Statements (continued)

29	Subsidiaries
The table below includes the Company’s principal subsidiaries as at December 31, 2024, determined as either contributing to 10% or more of the Group assets or revenues. The Company has other subsidiaries, but the assets and revenues did not exceed 10% of the Group’s consolidated assets or revenues for the year ended December 31, 2024:

Name	% Equity interest	Country of incorporation	Nature of business
Raging River Trading Proprietary Limited	100%	South Africa	Licensed Western Cape Gambling and Racing Board ("WCGB") / software development
Baytree Interactive Limited	100%	Guernsey	Licensed with the Kahnawake Gaming Commission ("KGC")
Betway Group Limited	100%	Guernsey	Operational
Betway Limited	100%	Malta	Licensed with the MGA
Certain subsidiary entities of the Group are not wholly-owned. Management has assessed the values of the NCI in these instances and determined them to be individually immaterial for additional disclosures.
On November 1, 2024, the Group entered into an agreement with the non-controlling shareholders of Jumpman Gaming Limited and The Six Gaming Limited to purchase the remaining 30% shareholding in both entities for a total purchase consideration of £5.5 million (€6.5 million), of which £1.0 million (€1.1 million) was cash and the remaining amount was non-cash settlements of amounts owing from the shareholder to the Group.

30	Subsequent events
As disclosed in note 23.4, the Group declared a dividend of $0.04 (€0.04) per share on February 25, 2025, which was paid on March 28, 2025.
The Group entered into a sale agreement to purchase property in Cape Town, South Africa to the value of R390.0 million (approximately €19.9 million), subject to registration by the Deeds Office. In order to finance this purchase, the Group entered into a facility agreement with FirstRand Bank Limited with a total facility amount of R320.0 million (approximately €16.4 million).