Form 20-F
period 2025-12-31
Super Group (SGHC) Ltd
filed 2026-04-17
CIK 1878057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2025, the issuer had 505,866,911 ordinary shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

SUPER GROUP (SGHC) LIMITED

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report on Form 20-F (including information incorporated by reference herein, the "Annual Report" or the "Report") contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance.
The words "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements relate to expectations for our future operations, financial performance and business strategies. Specifically, forward-looking statements may include statements relating to:
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
•the development and maintenance of effective internal controls; and
•other risks and uncertainties discussed in the section titled "Risk Factors" in this Report.
You should refer to the section of this Report titled "Risk Factors" for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot offer assurances that the forward-looking statements in this Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
In addition, statements that "we believe" and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherent uncertain and readers are cautioned not to unduly rely upon these statements.
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

CONVENTIONS WHICH APPLY TO THIS REPORT AND EXCHANGE RATE PRESENTATION

In this Report, unless otherwise specified or the context otherwise requires:
•"€," "EUR" and "Euro" each refer to the Euro;
•"$," "USD"and "U.S. dollar" each refer to the United States dollar;
•"£," "GBP" and "pounds" each refer to the British pound sterling; and
•"R," "ZAR" and "Rand" each refer to the South African rand.
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

MARKET AND INDUSTRY DATA

In this Report we present industry data, information and statistics regarding the markets in which we compete, as well as statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data. Such information is supplemented where necessary with our internal estimates, taking into account publicly available information about other industry participants and the judgment of our management where information is not publicly available. This information appears in "Business" and other sections of this Report.
Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under "Risk Factors." These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the Securities and Exchange Commission (the "SEC"), including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:
•Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us.
•The success of our business depends on the quality of our strategy and our ability to execute on it.
•The success of our business depends in part on our ability to anticipate and satisfy customer preferences in a timely manner.
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
•We rely on third-party providers to validate the identity and identify the location of our users, and if such providers fail to perform adequately or provide accurate information or we do not maintain business relationships with them, our business, financial condition and results of operations could be adversely affected.

•We also rely on third-party sports data providers, and any error, including if such providers fail to perform adequately or provide accurate information may impact our sports betting operations and our business, financial condition and results of operations could be adversely affected.
•Our business depends on strong brands, and if we are not able to develop, maintain and enhance our brands and reputation, including as a result of negative publicity, our business and operating results may be harmed.
•Our growth depends in part, on the success of our strategic relationships with third parties. Overreliance on certain third parties, or our inability to extend existing relationships or agree to new relationships may cause unanticipated costs for us and impact our financial performance in the future.
•We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.
•Negative events or negative media coverage relating to, or a declining popularity of, online sports betting, online casino gaming or the underlying sports or athletes on which sports betting is derived, or other negative coverage may adversely impact our ability to retain or attract customers, which could have an adverse impact on our business.
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
•Participation in the sports betting industry exposes us to trading, liability management and pricing risks. We may experience lower than expected profitability and potentially significant losses as a result of a failure to determine accurately the odds in relation to any particular event or any failure of our sports risk management processes.
•Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business as a public company.
•We remediated our previously identified material weakness and although we are taking steps to maintain effective internal controls, there is no assurance we will be successful in doing so and we may identify other material weaknesses.
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
•The terms of our indebtedness contain restrictions on our business and operations. Our inability to comply with the terms of any of our existing or future indebtedness may adversely affect our business.

•The gaming laws of different jurisdictions vary in both nature and application, and may be subject to alternate interpretations. Jurisdictions may or may not incorporate regulatory frameworks that provide a clear basis for the licensed provision of our gaming products and services to their residents. As a consequence, legal and enforcement risk may be unclear or uncertain in a number of the jurisdictions in which we operate and from which we generate a significant portion of our revenue, and there is a risk that regulators or prosecutors in these territories may seek to take legal action against us even in jurisdictions in which we believe our offerings are lawful based on advice from local counsel. Furthermore, we face claims from customers contesting the legal basis of our services in certain jurisdictions.
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
•Our growth prospects depend on the regulatory status of real-money gaming, or derivatives thereof, in various jurisdictions. Real-money gaming, or derivatives thereof, requiring certain permissions, authorizations or licenses, is an area of focus in several jurisdictions, and regulation may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate. Additionally, even if additional jurisdictions regulate real-money gaming, or derivatives thereof, this may be accompanied by legislative or regulatory restrictions or taxes that may make it commercially not viable to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, which could adversely affect our future results of operations and make it more difficult to meet our expectations for financial performance.
•Any change in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate applicable to our products and offerings, could adversely impact our ability to operate some or all of our business as currently conducted or as we seek to operate in the future, which could have an adverse effect on our business, financial condition and results of operations.
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
•We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and offerings. Failure to maintain, renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could adversely affect our business, financial condition and results of operations.
•We rely on information technology and other systems and platforms, and any failures, errors, defects or disruptions in our systems or platforms could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technological infrastructure and adversely affect our operating results and growth prospects.
•The market price of our ordinary shares may fluctuate substantially.

•The coverage of our business or our securities by securities or industry analysts or the absence thereof could adversely affect our securities and trading volume.
•Because we are incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the United States ("U.S.") courts may be limited.
•As a company incorporated in the Island of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

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
Our business relies on entertaining customers by means of a wide range of potential wagering opportunities. In recent years an increasing percentage of sports betting wagering has been derived from "in-play" or "in-game" wagering, which refers to the wagers that customers make during the course of a sports event (as opposed to "pre-game" or "ante-post" wagers made before the start of a sports event) on the outcome of related events that occur pursuant to the primary event. Examples of this include "scorer of the next goal" in a soccer match, or "winner of the next point" in a tennis match. Where such wagers are allowed, there can be no assurance that regulators will not in the future seek to prohibit such forms of wagering, and where such wagers are not yet allowed there can be no assurance that regulators will ever allow them. If such "in-play" wagering is prohibited in any market then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.

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
A key pillar of our strategy is optimizing our global footprint and customer base through scaling key existing markets and investing in new markets where there is a reasonable path to sustainable profitability. However, entry, expansion and scalability depend on evolving regulatory frameworks, licensing approvals, the applicable tax regime and compliance with jurisdiction-specific requirements. Some jurisdictions impose strict licensing conditions, high compliance costs, high tax rates or advertising restrictions, and there is no guarantee we will obtain or renew licenses on favorable terms. Additionally, in certain markets, we may be required to partner with local entities, exposing us to risks related to third-party performance and regulatory compliance. If we cannot successfully navigate licensing processes or adapt to regulatory changes, our ability to expand our global footprint could be significantly impacted.
Our ability to successfully execute our brand awareness strategy depends on effectively securing, managing, and optimizing marketing partnerships, sponsorships, and "affiliate" driven marketing strategies. As a global, online, sports-led betting brand, Betway relies on high-profile sponsorship agreements with teams such as Arsenal FC, Manchester City FC, the Springbok's South African Rugby and the Atlassian Williams Racing F1 Team to drive customer acquisition and market visibility. However, executing this strategy requires navigating complex negotiations, maintaining long-term relationships, and ensuring compliance with evolving regulatory requirements. Restrictions on gambling-related advertising and sponsorships in certain jurisdictions may limit the effectiveness of these partnerships, and failure to renew agreements, expand our sponsorship portfolio, or differentiate our brand from competitors could weaken our ability to attract and retain customers. In certain markets, we rely on "affiliate" driven marketing strategies, particularly for Spin, our multi-brand online casino portfolio, which is designed to capture additional market share where large-scale advertising is less effective. The successful execution of this strategy depends on our ability to maintain strong "affiliate" relationships, adapt to evolving marketing regulations, and optimize brand positioning across multiple channels. If we fail to effectively manage our sponsorships and "affiliate" network, adjust to regulatory changes, or allocate marketing resources efficiently, our ability to execute our brand awareness strategy, attract customers, and sustain growth may be impacted.
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
As we operate in a dynamic environment characterized by rapidly changing industry and legal standards, our products are subject to changing consumer preferences that cannot be predicted with certainty. We need to continually introduce new offerings and identify future product offerings that complement our existing platforms, respond to our customers’ needs and improve and enhance our existing platforms to maintain or increase our customer engagement and growth of our business. We may not be able to compete effectively if our sports betting odds pricing and casino game design are not competitive and/or unless our product selection keeps up with trends in the digital sports entertainment and gaming industries in which we compete, or trends in new gaming products. If we are unable to anticipate and satisfy customer preferences in a timely manner or we are unable to provide competitive and appealing products to our customers, then our business, financial condition, results of operations, prospects and cash flows might be negatively impacted.
Competition within the broader entertainment industry is intense and our existing and potential customers may be attracted to competing betting and gaming options, as well as other forms of entertainment such as video games, television, movies and sporting events. If our offerings do not continue to be popular with existing customers and attract potential customers, our business would be harmed.
We operate in the global entertainment betting and gaming industries within the broader entertainment industry with our business-to-consumer offerings, including sports betting and online casino gaming. Our customers are offered a vast array of entertainment choices. Other forms of entertainment, such as television, movies, sporting events, other forms of non-gambling games and in-person casinos, are well established and may be perceived by our customers to offer greater variety, affordability, interactivity and enjoyment. New and alternative product categories are continuously evolving that may be perceived by our customers to offer equivalent or better entertainment, including casual games, prediction markets, daily fantasy sports (a variation on fantasy sports leagues), and apps and websites that offer the trading of financial instruments in a manner that incorporates elements that are similar to gambling. If these technologies and/or products gain widespread adoption, they could change the way online sports betting and gaming operators like us operate. We also face competition from companies with different and emerging business models, regulatory frameworks and cost structures, including competitors that offer prediction market contracts and other derivatives-based products. We compete with these other forms of entertainment for the discretionary time and income of our customers. If we are unable to sustain sufficient interest in our product offering in comparison to other forms of entertainment, including new forms of entertainment, our business model may not continue to be viable.

The specific industries in which we operate are characterized by dynamic customer demand and technological advances, including artificial intelligence, the ability to accept digital currency and there is intense competition among online gaming and entertainment providers. A number of established, well-financed companies producing online gaming and/or interactive entertainment products and services compete with our offerings, and other well-capitalized companies may introduce competitive services. Such competitors may spend more money and time developing and testing products and services, undertake more extensive marketing campaigns, utilize new or developing technologies, including artificial intelligence and digital currency, adopt more aggressive pricing or promotional policies or otherwise develop more commercially successful products or services than ours, which could negatively impact our business. Our competitors may also develop products, features, or services that are similar to ours or that achieve greater market acceptance. Our competitors may integrate emerging payment technologies, including digital currencies, other emerging or alternative payment methods that we do not currently support. In the event such methods become popular among customers, failure to integrate such emerging payment methods, in a timely manner or at all, or anticipate consumer behavior changes could reduce the attractiveness of our offering.
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
Although the sporting calendar is year-round, there is seasonality in sporting events that may impact our operations. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions and those competitions will often have different sporting calendars. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause increases in our revenues, and their own respective off-seasons, which may cause decreases in our revenues. Certain sports only hold events during portions of the calendar year. For example, our revenues are significantly impacted by the calendars of the major European and African football (soccer) leagues, international and Indian Premier League cricket, marquee horse racing events and major professional tennis tournaments. Our revenues may also be affected by the scheduling of major sporting events that do not occur annually, such as the FIFA World Cup, or the cancellation or postponement of sporting events. Similarly, we believe that there is some evidence that seasonality in casino gaming may occur at the time of certain major national holidays or vacation periods and hence it may occur that revenues and cash flow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities. Such fluctuations and uncertainties may negatively impact our cash flows.
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
We use artificial intelligence, including machine learning, and data science and analytics methodologies and techniques in seeking to understand individual customer preferences and attributes and to detect fraud and manage risk. Artificial intelligence and machine learning systems may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. If we fail to implement or maintain adequate controls over such systems, then such systems could produce outcomes that adversely affect our results of operations.

Our artificial intelligence, including machine learning, and data science and analytics models are designed to analyze data attributes in order to identify complex transaction and behavior patterns. We do this for a number of purposes, including but not limited to fraud detection, determination of when and how to intervene in customer wagering activity for responsible gaming purposes, generation of personalized wagering and game recommendations in order to remove customer interface friction, and generation of personalized incentives (or disincentives, as the case may be) designed to optimize customer satisfaction, enjoyment and profitability. Our ability to continuously train or improve our artificial intelligence, including machine learning, and related systems will have material impacts on our revenues, especially as methods of committing fraud evolve and become more sophisticated and as competitors, who are also implementing or will likely implement artificial intelligence into their operations, become better at evaluating, incentivizing and interacting with customers. However, it is possible that these systems may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate or flawed assumptions, logic or other errors made in building or training such systems, incorrect interpretations of the results of such systems, increased fraud sophistication beyond the capabilities of such systems, the emergence of very high value but very low volume or short-term transient risks that models of this nature might struggle to detect, "poisoning" of the underlying logic or inputs, and failure to update system assumptions and parameters in a timely manner. Further, the successful performance of our artificial intelligence, including machine learning, and data science and analytics models relies on the ability to constantly review and process large amounts of transactions and other data.
As a result of the complexity and rapid development of artificial intelligence, it is also the subject of evolving review by various governmental and regulatory agencies around the world. Various jurisdictions are applying, or are considering applying, their intellectual property, cybersecurity, data protection, and other laws to artificial intelligence and/or are considering or have proposed general legal frameworks on artificial intelligence. We may not always be able to anticipate how to respond to these frameworks given they are still rapidly evolving. Due to the current unsettled nature of the legal and regulatory environment surrounding artificial intelligence, our artificial intelligence features and our use, training, and implementation of artificial intelligence could subject us to new or enhanced governmental or regulatory scrutiny, product restrictions, social and ethical issues, negative consumer perceptions and reputational harm, intellectual property disputes, compliance costs, and other issues, including issues related to cybersecurity and data privacy. Artificial intelligence-related regulations may develop at different rates and inconsistently across jurisdictions and require us to expend significant resources or cause delays or disruptions to our offerings.
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

There is no guarantee that the third-party geolocation and identity verification systems that we rely on, including for fraud prevention and other compliance purposes, will perform adequately or will be effective in order for compliance with certain laws and regulations. Any service disruption to those systems would prohibit us from operating our platform and would adversely affect our business. Additionally, incorrect or misleading geolocation and identity verification data with respect to our current or potential customers received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings, in each case based on inaccurate identity or geographic location determination. Our third-party geolocation service providers rely on their ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party service providers may result in their inability to accurately determine the location of our customers. Moreover, our inability to maintain our existing contracts with third-party service providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materialize, we may be subject to disciplinary action, fines, and lawsuits, and our business, financial condition, results of operations and prospects could be adversely affected.
We rely on third-party payment processors to process deposits and withdrawals made by our users, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition and results of operations could be adversely affected.
We rely on third-party payment processors to process deposits and withdrawals made by our customers into our platform. If any of our third-party payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we would need to find an alternate payment processor, and may not be able to secure similar terms or replace such payment processor in an acceptable time frame. Relatedly, if any of our third-party payment processors attempt to vary the terms of an existing agreement with us, and we are unable to refuse the variance, such events may have an adverse effect on the results of our operations. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to customers on our platform, any of which could make our platform less trustworthy and convenient and adversely affect our ability to attract and retain our customers.
Where our payments are made by credit card, debit card or through other third-party payment services, this subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to customers that may be subject to additional regulations and risks or may incur higher transaction charges and which may expose us to additional compliance risks. We are also subject to a number of other laws and regulations relating to the payments we accept from our customers, including with respect to money laundering, money transfers, privacy and information security. Although we have implemented processes and have dedicated teams to ensure compliance with applicable rules and regulations, there have in the past, and there may be in the future, incidences where certain relevant information relating to "know your customer" ("KYC") or anti-money laundering ("AML") is not detected or established. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and we may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to our customers. If any of these events were to occur, our business, financial condition, results of operations and prospects could be adversely affected.
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
Additionally, outages in our connectivity with our payment processors or their connectivity with downstream processors and networks might inhibit our ability to successfully process deposits and withdrawals on behalf of our customers. Errors in any of these systems may cause transactions to be processed multiple times or not at all, which may in turn result in customers being overcharged, overpaid or not paying us. Overcharging customers might result in disputed transactions, returns or chargebacks which might in turn jeopardize our relationships with our payment processors and potentially lead to fines and additional transaction costs or even the termination of our relationships with our payment processors or customers. If we do not detect these errors in a timely manner, then we might over-credit to or under-deduct from our customers’ sports betting or casino accounts which might in turn result in customers being inadvertently given risk-free opportunities to gamble and thereby potentially win even larger amounts. We cannot guarantee that we will detect such outages or errors in a timely manner nor that we will be able to recover any resulting losses from customers or third-party providers. Any attempts by us to recover such losses from our customers may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, any such outages or errors could harm our reputation, business, financial condition, results of operations, cash flows and prospects.
Furthermore, if any of our payment processors terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the sometimes unique benefits and features of different payment options, an exact replacement might not be possible and we may not be able to secure similar terms, benefits or features or replace such payment processors in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our payment processors, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.
We rely on third-party service providers for components of our marketing and customer communications processes and systems. Failures or outages in these systems may inhibit our ability to acquire new customers or retain existing customers.
If any of our marketing and customer communications providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Replicating our existing marketing and customer communications systems might not be possible and we may not be able to secure similar terms, benefits or features or replace such systems in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our marketing and customer communications providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.
We rely on other third-party service providers for the design, development and maintenance of our games and sports betting product platforms, and if such third parties do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

We rely on third-party providers for nearly all of our casino games and for the support, development and maintenance of our sports betting platforms. In the past, outages and errors in these systems have resulted in game unavailability, inhibited or delayed wagering, and erroneous payouts, including instances where games produced positive expected returns for customers and financial losses for us. We cannot be certain that we will always detect such outages and errors in a timely manner nor that we will be able to recover any losses resulting from errors either from customers or third-party providers. Any outages or attempts by us to recover such losses from errors from our customers may cause our customers to have a negative experience and our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, any such outages and errors could harm our reputation, business and operating results.
Furthermore, if any of our casino game suppliers or our third-party sports betting product service providers terminates its relationship with us or refuses to renew its agreement with us on commercially reasonable terms, we might need to find an alternate provider. Given the unique design of each casino game and sports betting platforms, exact replacement would not be possible and we may not be able to secure similar terms or product features or extent of product range or replace such providers in an acceptable time frame. Any of these risks could increase our costs and adversely affect our business, financial condition, results of operations or prospects. Further, any negative publicity related to any of our third-party casino game supplier partners or our sports betting product platform providers, including any publicity related to regulatory concerns, could adversely affect our reputation and brand, and could potentially lead to increased regulatory or litigation exposure.
We also rely on third-party sportsbook technology providers with whom we have long-term relationships. We have agreements with Apricot Investments Limited ("Apricot"), a global gaming software provider for the Player Account Management ("PAM") system in a number of our most significant markets.
Apricot supplies a significant portion of the casino games available for play across all our websites and apps. Any disruption in or termination of these relationships could harm our strategic growth.
We also rely on third-party sports data providers, and any error, including if such providers fail to perform adequately or provide accurate information may impact our sports betting operations and our business, financial condition and results of operations could be adversely affected.
We also rely on third-party sports data providers to obtain accurate information regarding schedules, results, performance and outcomes of sporting events. We rely on this data to display sporting events, odds and outcomes to customers or to determine when and how bets are settled. We have experienced, and we may continue to experience, errors in this data feed which may result in us incorrectly displaying events, odds and outcomes and/ or settling bets. If those providers do not perform adequately, our customers may experience issues or interruptions with our offerings, and gaming regulators may hold us responsible for those providers' errors. If we cannot adequately resolve any such issues then our customers may have a negative experience with our offerings, our brand or reputation may be negatively affected and our customers may be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, a failure or significant interruption in our service could harm our reputation, business and operating results.
Furthermore, if any of our third-party sports data partners terminate their relationship with us or refuse to renew their agreement with us on commercially reasonable terms, we would need to find an alternate provider, and may not be able to secure similar terms or product features or replace such providers in an acceptable time frame.
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
We rely on third-party outsourced service providers, and any failure by these providers to perform as expected could adversely affect our business, financial condition, and results of operations.

We also rely on third-party outsourced services providers for a variety of services or components thereof, including but not limited to customer support, risk and fraud prevention, KYC and AML, software development, information technology and infrastructure maintenance and support, information and data security, database management, data analysis, marketing and related services, and product and website design and development. We rely on these third-party outsourced services providers to enable some of our products and offerings and in our interactions with suppliers and customers. If any of our third-party outsourced services providers provide inadequate or substandard service then our customers may have a negative experience with our offerings, our brand or reputation may be negatively affected, and our customers may stop utilizing our products or be less inclined to continue or resume utilizing our products or recommend our platform to other potential customers. As such, inadequate or substandard service from any of our third-party outsourced services providers could harm our reputation, business and operating results.
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
We license the Betway brand for a fixed fee plus an additional fee equal to a percentage of Betway’s global brand marketing spend to a third-party operator for use in China. Our financial performance depends in part on maintaining our licenses with this third-party operator. Fees earned from third-party operators accounted for 1.2% of our total revenue for the year ended December 31, 2025. A decline in such third-party operator’s financial performance, competition from competitors or a deterioration in our relationships for other reasons could lead to termination of the brand licenses by such third-party operators, which could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.
Our business depends on strong brands, and if we are not able to develop, maintain and enhance our brands and reputation, including as a result of negative publicity, our business and operating results may be harmed.
We believe that developing, maintaining and enhancing our brands, especially our single-brand sportsbook Betway and our multi-brand portfolio of casinos, Spin, is critical to achieving widespread acceptance of our products and services, attracting new customers, retaining existing customers, persuading existing customers to adopt additional products and services and hiring and retaining our employees. We believe that the importance of our brands will increase as competition in our markets further intensifies. Successful promotion of our brands will depend on a number of factors, including the effectiveness of our marketing efforts, our ability to provide high-quality, reliable and cost-effective products and services, the perceived value of our products and services and our ability to provide quality customer support. Brand promotion activities require us to make substantial expenditures. The promotion of our brands, however, may not generate customer awareness or increase revenue to the extent we anticipate, or at all, and any increase in revenue may not offset the expenses we incur in building and maintaining our brand.

We operate in a public-facing industry where negative publicity, including from our customers, whether or not justified, can spread rapidly through, among other things, social media. To the extent that we are unable to respond in a timely manner and appropriately to negative publicity or to the extent our responses to negative publicity are not fairly published or not positively received, our reputation and brands could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business.
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
We undertake a variety of marketing initiatives, including traditional marketing channels (such as television, print and radio), digital marketing (such as online display advertising, search engine marketing, social media and "affiliate" marketing) and retention marketing (including via email, text messages and social media). Traditional marketing channels are by their nature difficult to measure. Digital marketing is typically more measurable but somewhat more complex to undertake. Achieving growth in our customers may require us to increasingly engage in sophisticated and costly sales and marketing efforts, which may not have a favorable return on investment. Retention marketing is subject to customer consent, which is not always granted or may be revoked. Our ability to execute on our marketing plans is subject to regulatory constraints in each market and it is not unusual for marketing-related regulations to change from time to time. If our ability to monitor and measure performance of any of these channels is compromised or if our ability to execute our plans in any of these channels is in any way inhibited then our ability to acquire and retain customers may be hampered and our business, financial condition, results of operations, cash flows and prospects may suffer.
In some regions and for some brands or products we may rely extensively on independent third-party marketers, known as "affiliate" marketers. "Affiliate" is an industry term that describes independent third parties which assist us in acquiring new customers and which are generally paid on a revenue-share or cost-per-acquisition basis. Despite the word "affiliate", these are independent parties that are not otherwise affiliated with us. Notwithstanding that in some jurisdictions for license purposes we are deemed to control these "affiliate" marketers, their actions in the marketing of our brands are not directly within our control and hence actions, errors, omissions or intentional malfeasance on their part may cause damage to our brands, our business, our prospects and our financial results before we are able to detect such actions, errors, omissions or intentional malfeasance or do anything to mitigate the effects thereof. In particular, we can be held accountable by regulatory authorities for actions by such third parties in contravention of our license in a given jurisdiction, which in turn may lead to fines, license suspension, loss of license or other censure, which may in turn harm our business, our prospects or our financial performance. Our agreements with such marketers are sometimes such that we are obliged to pay them an ongoing share of revenues derived from customers that they introduce to us, or sometimes such that we are required to pay them a "cost per acquisition" capitation fee for each customer introduced, or sometimes a combination of both. Such a third-party "affiliate" is under no obligation to continue introducing customers to us, but we may be obliged to continue to pay them future revenue shares where applicable nonetheless. Our lack of control over such marketers also means that if, for any reason, their effectiveness or ability to introduce us to new customers deteriorates then we may have no ability to mitigate or reverse the loss of new customers from this marketing channel. Such marketers may also, in certain circumstances, have some degree of ongoing influence over the customers that they introduce to us, and hence may be able to subsequently entice such customers away from our brands if they choose to do so.

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
Several of our marketing channels rely on being able to successfully track customers across different websites and apps or to augment our own data with additional marketing data for purposes of measuring and monitoring the effectiveness of our marketing campaigns or effectively adapting or executing on our marketing campaigns. The ability to do this is becoming increasingly difficult due to changes in legislation in some jurisdictions, technology platform provider offerings such as Google and Apple, and consumer resistance. For example, major technology platforms on which we rely to gather information about customers have taken steps to restrict such tracking and augmentation and we expect that further restrictions may be added in the future. In addition, legislative proposals and present laws and regulations regulate the use of cookies and other tracking technologies, electronic communications, and marketing. For example, in the European Economic Area ("EEA") and the United Kingdom ("UK"), regulators are increasingly focused on compliance with the targeted advertising requirements. European regulators have issued significant fines in certain circumstances where the regulators alleged that appropriate consent was not obtained in connection with targeted advertising activities. We believe that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which may require us to make significant operational changes. In the U.S., the California Consumer Privacy Act, as amended ("CCPA") for example, grants California residents the right to opt-out of a company’s sharing of personal data for advertising purposes in exchange for money or other valuable consideration, and requires covered businesses to honor user-enabled browser signals from the Global Privacy Control.
Partially as a result of these developments, individuals are becoming increasingly resistant to the collection, use, and sharing of personal data to deliver targeted advertising. Individuals are now more aware of options related to consent, "do not track" mechanisms (such as browser signals from the Global Privacy Control), and "ad-blocking" software to prevent the collection of their personal data for targeted advertising purposes. Such restrictions may hamper our ability to acquire or retain customers and thereby cause our business, financial condition, results of operations, cash flows and prospects to suffer.
Moreover, while we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling. There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on "self-exclusion" lists). In each case this may have adverse legal and reputational effects on our business.
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
The industries in which we operate are subject to rapid and frequent changes in standards, technologies, products and service offerings, as well as in customer demands, expectations and regulations. We must continuously make decisions regarding in which offerings and technology, including artificial intelligence, we should invest to meet customer demand in compliance with evolving industry standards and regulatory requirements and we must continually introduce and successfully market new and innovative technologies, offerings and enhancements to remain competitive and effectively stimulate customer demand, acceptance and engagement. Our ability to engage, retain, and increase our customer base and to increase our revenue will depend on our ability to successfully create new offerings, both independently and together with third parties. We may introduce significant changes to our existing technology and offerings or develop and introduce new and unproven products and services, with which we have little or no prior development or operating experience. The process of developing new offerings and systems is inherently complex and uncertain, and new offerings may not be well received by customers, even if well-reviewed and of high quality. If we are unable to develop technology and products that address customers’ needs or enhance and improve our existing technology and offerings in a timely manner, this could have a material adverse effect on our business, financial condition, results of operations and prospects.
Although we intend to continue investing in our research and development efforts, if new or enhanced offerings fail to engage our customers, we may fail to attract or retain customers or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business. In addition, management may not properly ascertain or assess the risks of new initiatives, and subsequent events may alter the risks that were evaluated at the time that we decided to execute any new initiative, which may, among other things, subject us to additional regulatory requirements or increased scrutiny. Creating additional offerings can also divert our management’s attention from other business issues and opportunities. Even if our new offerings attain market acceptance, those new offerings could exploit the market share of our existing product offerings or share of our customers’ wallets in a manner that could negatively impact our business. Furthermore, such expansion of our business increases the complexity of our business and places an additional burden on our management, operations, technical systems and financial resources and we may not recover the often substantial up-front costs of developing and marketing new offerings, or recover the opportunity cost of diverting management and financial resources away from other offerings. In the event of continued growth of our operations, products or in the number of third-party relationships, we may not have adequate resources, operationally, technologically or otherwise to support such growth and the quality of our technology, offerings or our relationships with third parties could suffer. In addition, failure to effectively identify, pursue and execute new business initiatives, or to efficiently adapt our processes and infrastructure to meet the needs of our innovations, may adversely affect our business, financial condition, results of operations and prospects.

Additionally, we may make bad or unprofitable decisions regarding these investments. If new or existing competitors offer more attractive offerings, we may lose customers or customers may decrease their spending on our offerings. New customer demands, superior competitive offerings, new industry standards or changes in the regulatory environment could render our existing offerings unattractive, unmarketable or obsolete and require us to make substantial, unanticipated changes to our technology or business model. Our failure to adapt to a rapidly changing market or evolving customer demands could harm our business, financial condition, results of operations and prospects.
Our internal forecasts are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations of the jurisdictions in which we operate, or seek to operate, our business. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.
We operate in a rapidly evolving and highly competitive industry and our internal forecasts are subject to the risks and assumptions made by management with respect to the global gaming and sports betting industry. Operating results are difficult to forecast because they generally depend on our assessment of factors that are inherently beyond our control and impossible to predict with certainty, such as the timing of the adoption of future legislation and regulations by different jurisdictions. Furthermore, if we invest in the development of new products or distribution channels that do not achieve commercial success, whether because of competition or otherwise, we may not recover the often material "up front" costs of developing and marketing those products and distribution channels, or recover the opportunity cost of diverting management and financial resources away from other products or distribution channels.
Additionally, our business may be affected by reductions in customer acquisition, customer persistency and customer spending as a result of numerous factors which may be difficult to predict. This may result in decreased revenue levels, and we may be unable to adopt timely measures to compensate for any unexpected shortfall in income. Our profitability projections make numerous assumptions about the expected future levels of various expense items. Historically, most of these expense items have been relatively stable or predictable—either in absolute terms or in relation to revenue—but there is no certainty that such stability or predictability will continue into the future. These inabilities could cause our operating results in a given period to be higher or lower than expected. If actual results differ from our estimates, analysts may negatively react and our share price could be adversely impacted.
We may require additional capital to support our growth plans, and such capital may not be available on terms acceptable to us, if at all. This could hamper our growth and adversely affect our business.
We have made and intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new offerings and features or enhance our existing offerings and features, undertake large scale brand and other marketing campaigns, enter into strategic partnerships with multiple sports teams and leagues, enter into market access agreements, launch into new markets, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in additional equity or debt financings to secure additional funds. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, capital markets conditions and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business may be harmed.
Negative events or negative media coverage relating to, or a declining popularity of, online sports betting, online casino gaming or the underlying sports or athletes on which sports betting is derived, or other negative coverage may adversely impact our ability to retain or attract customers, which could have an adverse impact on our business.

Public opinion can significantly influence our business. Unfavorable publicity regarding, us, our product changes, product quality, litigation, regulatory activity, the actions of third parties with whom we have relationships or the underlying sports (including declining popularity of the sports or athletes) could harm our reputation. In addition, a negative shift in the perception of sports betting and online casino gaming by the public or by politicians, lobbyists or others could affect future legislation of sports betting and online casino gaming, which could cause jurisdictions to impose new restrictions on or prohibit sports betting or online casino gaming in jurisdictions in which we currently operate. Furthermore, illegal betting activity by athletes could result in negative publicity for our industry and could harm our brand reputation. Negative public perception could also cause jurisdictions to abandon current plans or proposals to regulate sports betting and online casino gaming, thereby limiting our future growth potential. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our customer base and result in decreased revenue or slower customer growth rates, which could harm our business.
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

Other potential sources of financial loss to our business may include attempts in contravention of our terms and conditions to exploit incentives, also called bonuses or comps, in conjunction with certain casino game design features or arbitrage sports bets in order to obtain positive expectation for the customer as well as attempts by individual customers to register multiple accounts in order to claim or receive incentives multiple times, to disguise collusive betting patterns in order to evade betting limits or to exploit profitable arbitrage betting opportunities. Similar activities might be undertaken by syndicates acting in concert.
Despite measures that we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our platform, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could result in substantial financial losses and harm our reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect our business, financial condition, results of operations and prospects. Even if we are successful in preventing or mitigating the effects of fraudulent transactions, doing so successfully may in some circumstances require placing severe restrictions on honest customers, which may hamper the enjoyment of our customers and in turn the prospects and revenues of our business.

We have relied in the U.S. on strategic relationships with sports teams, local licensing partners and advertisers in order to be able to offer and market our products.
Under some U.S. states’ gaming laws, online betting is limited to a finite number of retail operators, such as casinos, tribes or tracks, who own a "skin" or "skins" under that state’s law. A "skin" is a legally-authorized license from a state to offer online betting services provided by a casino. The "skin" provides a market access opportunity for mobile operators to operate in the jurisdiction pending licensure and other required approvals by the state’s regulator. The entities that control those "skins", and the numbers of "skins" available, are typically determined by a state’s gaming laws. In January, 2023, we completed the acquisition of Digital Gaming Corporation Limited ("DGC"), which is the parent company of Digital Gaming Corporation USA ("DGC USA"). DGC USA held the exclusive license to use the Betway brand in the U.S. DGC USA announced in July 2024 that it would undertake an exit plan for its sportsbook product in all of the nine U.S. states in which it was live. This exit process was completed, and therefore DGC USA no longer offers any sports betting products in the U.S.
DGC continued to offer casino games in Pennsylvania and New Jersey, under the Betway and Jackpot City licenses in 2025, with a rebrand from Betway to Spin Palace in March 2025. Following an evaluation, we announced the intention to exit U.S. iGaming operations in July 2025. This process has now been completed and therefore DGC no longer offers any betting products in the U.S.
Participation in the sports betting industry exposes us to trading, liability management and pricing risks. We may experience lower than expected profitability and potentially significant losses as a result of a failure to determine accurately the odds in relation to any particular event or any failure of our sports risk management processes.
Our fixed-odds betting products involve betting where winnings are paid on the basis of the stake placed and the odds quoted. Odds are determined with the objective of providing an average return to the bookmaker over a large number of events and therefore, over the long term, our gross win percentage has remained reasonably in line with expectations. However, there can be significant variation in gross win percentage event-by-event and day-by-day. We have systems and controls that seek to reduce the risk of daily losses occurring on a gross-win basis, but there can be no assurance that these will be effective in reducing our exposure, and consequently our exposure to this risk in the future. This is particularly true in respect of parlay or accumulator wagers, where multiple individual wagers are combined into one to create the possibility of significant aggregate payouts. As a result, in the short term, there is less certainty of generating a positive gross win percentage, and we may experience (and we have from time to time experienced) significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an event or betting outcome or series of events or betting outcomes or if a number of parlay or accumulator wagers are successful. Odds compilers and risk managers are capable of human error, thus even allowing for the fact that a number of betting products are subject to capped pay-outs, significant volatility can occur. In some markets we rely on third-party odds compilers and risk managers and hence do not always have real-time oversight of their activities. In certain instances it is possible for customers to engage in positive expectation arbitrage betting which we might not always be able to detect. It is also possible for customers to exploit incentives for positive expectation for the customer and we might not always be able to detect or otherwise to prevent this even when we do detect it. In addition, it is possible that there may be such a high volume of trading during any particular period that even automated systems would be unable to address and eradicate all risks. Any significant losses on a gross-win basis could have an adverse effect on our business, financial condition and results of operations. In addition, if a jurisdiction where we hold or wish to apply for a license imposes a high turnover tax for betting (as opposed to a gross-win tax), this too would impact profitability, particularly with high value/low margin bets, and likewise have a material adverse effect on our business.
We may have difficulty accessing the services of banks, credit card issuers and payment processing services providers due to the nature of our business, which may make it difficult to sell our products and offerings.

Although financial institutions and payment processors are permitted to provide services to us and others in our industry, banks, credit card issuers and payment processing service providers may be hesitant to offer banking and payment processing services to real-money gaming and online sports betting businesses. Consequently, businesses involved in our industry, including our own, may encounter difficulties in establishing and maintaining banking and payment processing relationships with a full scope of services and generating market rate interest. Similarly, our customers’ banks or credit card providers might decline to allow our customers to effect transactions with online gaming or sports betting businesses or might block such attempted transactions. If we are unable to maintain our bank accounts or our customers are unable to use their credit cards, bank accounts or e-wallets to make deposits and withdrawals from our platforms, it would be difficult for us to operate our business and increase our operating costs, and would pose additional operational, logistical and security challenges which could result in an inability to implement our business plan and harm our business, financial condition, results of operations and prospects.
Failure to maintain adequate financial, information technology and management processes and controls could result in material weaknesses which could lead to errors in our financial reporting, which could adversely affect our business as a public company.
The Sarbanes-Oxley Act ("SOX") requires, among other things, that we assess annually the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures. In particular, Section 404(a) of SOX requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404(b) also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. Our compliance with Section 404 of SOX requires that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.
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
Furthermore, investor perceptions of us may suffer if additional deficiencies are found in our internal control over financial reporting, and this could cause a decline in the market price of our shares and accordingly our overall business. Regardless of compliance with Section 404 of SOX, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. It could also harm our business, financial condition, liquidity, results of operation, cash flows or prospects and could result in an adverse opinion on our internal controls over financial reporting from our independent registered public accounting firm.
We remediated our previously identified material weakness and although we take steps to maintain effective internal controls, there is no assurance we will be successful in doing so and we may identify other material weaknesses.
The Company has previously identified a material weakness in internal control over financial reporting that was described in Management’s Annual Report on Internal Control Over Financial Reporting, which was included in the Company's Form 20-F for the year ended December 31, 2023, together with measures being undertaken in order to remediate the material weakness.
For the year ended December 31, 2023, we identified a material weakness related to retaining sufficient contemporaneous documentation to demonstrate the operation of the review controls over the forecasts used in performing the annual impairment test of goodwill of the DGC cash generating unit and in the purchase price allocation upon acquisition of DGC on January 1, 2023. This was disclosed in Form 20-F filed to the Securities and Exchange Commission on April 3, 2025.

We have undertaken measures to remediate this material weakness, with the oversight of the Audit Committee and the board of directors (the "Board"), including implementation of additional policies and procedures regarding review of the forecasts used in performing the impairment test.
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
We derive a portion of our revenue from our transactions in countries categorized as emerging economies, including countries in South America, Africa and Asia, and we expect to continue to grow our operations in these regions. As such, our business is subject to the various political, social, economic, fiscal and monetary policies and factors that affect companies operating in emerging economies, which could have a significant effect on our business, financial condition, results of operations and prospects. While certain emerging economies feature developed and sophisticated business sectors and financial and legal infrastructure at the core of their economy, they are also affected by socio-economic challenges such as high levels of unemployment, poverty and crime. Additionally, large parts of the population, particularly in rural areas, do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and addressing the disadvantages suffered under previous governments of countries in these regions may increase the costs of foreign companies operating in such countries and reduce the profitability of our business.
Our business model relies on an increase in internet penetration and digital literacy in emerging economies. Even though the main urban centers of many countries considered to be emerging economies typically offer reliable wired internet service, a substantial portion of the population are inhabitants of rural areas, which largely depend on mobile networks. Internet penetration in the markets in which we operate, or may operate in the future, may not reach the levels seen in more developed countries or other emerging markets for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed implementation of performance improvements or security measures. The internet infrastructure in the markets in which we operate or may operate in the future may not be able to support continued growth in the number of customers, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may also impede improvements in internet reliability. If telecommunications services are not sufficiently available to support the growth of the internet, response times could be slower, which would reduce internet usage and harm our platform. Internet penetration in our target markets amongst emerging economies may even stagnate or decline. In addition, low digital literacy among many customers in emerging economies presents obstacles to e-commerce growth. If internet penetration and digital literacy do not increase in our current and future markets in emerging economies, it could have a material adverse effect on our business, financial condition, results of operations and prospects in emerging economies.
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
We derive a large percentage of our revenues from a small number of markets. Specifically, for the year ended December 31, 2024, our five largest markets contributed 84.7% of our total revenue, with two of those markets individually accounting for 36% and 39%, respectively. Likewise, for the year ended December 31, 2025, 86.4% of our revenue originated from our top five markets, with two markets once again representing 33% and 40% of the total revenue. There can be no assurance that we would be able to recover or replace a significant reduction in revenue or growth thereof derived from one or more of these markets if that were to happen for any reason, which could adversely affect our business, financial condition and results of operations.
Economic downturns, abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations, reductions in discretionary consumer spending and political and market conditions beyond our control could adversely affect our business, financial condition and results of operations.
Our business is particularly sensitive to reductions in discretionary consumer spending. Demand for entertainment and leisure activities, including gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, trade wars, sustained high levels of unemployment, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as sports betting and online casino gaming. Similarly, consumer spending may be dampened by a general consensus of expected higher future increases in prices that leads to consumers reducing spending now to increase savings and reserves for the future. As a result, we cannot ensure that demand for our offerings will remain constant. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global entertainment and gaming industries, which may adversely affect our business, financial condition, results of operations and prospects.
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

Adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in certain financial markets, inflation, increased interest rates, foreign exchange fluctuations, increased energy costs, the impact of higher tariffs or escalating trade disputes, acts of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, could lead to a reduction in discretionary spending on leisure activities, such as our various product offerings.
We are susceptible to macroeconomic events, including inflationary pressure, as well as geopolitical factors, any of which may adversely affect our business, prospects, financial condition or results of operations.
We operate across a wide range of countries across the world. There are likely to be periods of time in which many, most or all of the countries in which we operate may be subject to similar or identical forces that may impact our business negatively. In addition, macroeconomic and geopolitical events often evolve rapidly and may evolve in unexpected ways, making it difficult for us to react in time with appropriate measures. The occurrence of such events and developments may have a material adverse effect on our business, prospects, financial condition or results of operations. Recent examples include the geopolitical and macroeconomic headwinds relating to the joint military action by the U.S. and Israel against Iran and Hezbollah, the subsequent retaliatory actions from Iran and related global trade and supply chain disruptions, the war between Israel and Hamas, the war between Russia and Ukraine, uncertainty about economic stability, including as a result of the implementation of tariffs in the U.S. and abroad, among others, which may result in increased volatility in the financial markets and disruptions to various industries, as well as the tightening of monetary policy as a response to elevated levels of consumer price inflation in many countries. Asian geopolitical and other risks are of significant importance to our business owing to the revenue that we receive from a third party in respect of licensing the use of our Betway brand to that party. We also bear the risk of reduced demand for our services due to the rise of inflation, which could have a chilling effect on consumer discretionary entertainment spending and be harmful to our revenue and profitability prospects.
Instability and uncertainty arising from the global geopolitical environment and the evolving international and domestic political, regulatory, and economic landscape, including the potential for changes in global trade policies, including sanctions and trade barriers, and trends such as populism, economic nationalism and negative sentiment toward multinational companies, as well as the cost of compliance with increasingly complex and often conflicting regulations worldwide, can impair our flexibility in modifying our product offerings, marketing, hiring or other strategies for growing our businesses, as well as our ability to improve productivity and maintain acceptable operating margins.
The U.S. and other countries may implement actions, including trade actions, tariffs, export controls, and sanctions, against other countries or localities, which along with any retaliatory measures could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations. While to date sanctions and export controls have not had a material impact on our business, it is possible that these measures, as well as any countervailing responses, could adversely affect us and/or our supply chain, business counterparties or customers.

The terms of our indebtedness contain restrictions on our business and operations. Our inability to comply with the terms of any of our existing or future indebtedness may adversely affect our business.
The terms of our indebtedness, including the Credit Facility (as defined below), contain covenants that could, among other things, restrict our business and operations, our ability to incur additional indebtedness, pay dividends or make other distributions or repurchase shares, make certain investments, create liens on certain of our corporate assets, enter into affiliate transactions, merge, consolidate or sell all or substantially all of our assets. If we breach any of these covenants, our lenders and holders of other indebtedness shall be entitled to accelerate our debt obligations. Any default could require that we repay outstanding indebtedness prior to maturity or that a lender could enforce a lien on our assets, as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.
Litigation and Regulatory Risks
The gaming laws of different jurisdictions vary in both nature and application, and may be subject to alternate interpretations. Jurisdictions may or may not incorporate regulatory frameworks that provide a clear basis for the licensed provision of our gaming products and services to their residents. As a consequence, legal and enforcement risk may be uncertain in a number of the jurisdictions in which we operate and from which we generate a significant portion of our revenue. There is a risk that regulators or prosecutors in these territories may seek to take legal action against us even in jurisdictions in which we believe our offerings are lawful based on advice from local counsel. Furthermore, we have in the past faced claims from customers contesting the legal basis of our services in certain jurisdictions, and may face similar claims again in the future.
The gaming industry is highly regulated and we are required to maintain licenses and pay requisite gaming taxes and other fees in each jurisdiction from which we operate in order to continue our operations and remain compliant with our licenses. Aside from jurisdictions in which we operate by virtue of a locally awarded license, we also operate in other jurisdictions by virtue of relevant licenses awarded by other recognized regulatory authorities. Our reliance on such licenses is at times based on the lack of a local regulatory framework in that jurisdiction where our services are accessed and used by customers, or based on a specific legal position and interpretation of local legislation. Such interpretation, at times, includes, but is not limited to, a legal position based on EU law or supranational law. As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU or supranational law, there is a risk that our interpretation would be contested by a governmental agency or regulator and our legal position ultimately rejected, which may result in administrative, civil or criminal prosecution or penalties. Furthermore, we have in the past faced, and continue to face, civil claims from customers contesting the historical legal basis of our services in certain jurisdictions, such as Austria and Germany, where we have, to date, settled some claims and are contesting others, and will likely continue to face similar claims again in future. This may materially adversely impact our profitability in such jurisdictions or our ability to carry on business in such jurisdictions or our ability to apply for or retain gaming licenses or could cause us to cease offering some or all of our offerings in the impacted jurisdictions and thereby have a material adverse effect on our business, financial condition, results of operations or prospects.
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

Compliance with the various regulations applicable to sports betting and real-money casino gaming is costly and time-consuming. Regulatory authorities of the jurisdictions in which we operate, or seek to operate, have broad powers with respect to the regulation and licensing of sports betting and casino gaming operations. Additionally, these authorities may revoke, suspend, condition or limit our sports betting or casino gaming licenses, impose substantial fines on us and take other actions, any one of which could have a material adverse effect on our business, financial condition, results of operations and prospects. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters. As such, and where necessary, we engage local counsel to advise on compliance with applicable laws and regulations and we will strive to comply with all applicable laws and regulations relating to our business. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules. Non-compliance or alleged non-compliance with any such law or regulation could expose us, and at times directors, to claims, proceedings, litigation, investigations and prosecutions by private parties and enforcement and regulatory authorities, as well as substantial fines, negative publicity, detention or incarceration of management or other personnel, and revocation, suspension, condition or limitation of our sports betting and gaming licenses, each of which may adversely affect our business.
Any sports betting or gaming license could be revoked, suspended or conditioned at any time. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect our operations. Our delay or failure to obtain or maintain licenses in any jurisdiction may prevent us from distributing our offerings, increasing our customer base or generating revenues. We cannot provide any assurance that we will be able to obtain and maintain the licenses and related approvals necessary to conduct our sports betting and online casino gaming operations. Any failure to maintain or renew our existing licenses, registrations, permits or approvals could have an adverse effect on our business, financial condition, results of operations and prospects.
Our growth prospects depend on the regulatory status of real-money gaming, or derivatives thereof, in various jurisdictions. Real-money gaming, or derivatives thereof, requiring certain permissions, authorizations or licenses, is an area of focus in several jurisdictions, and regulation may not occur in as many jurisdictions as we expect, or may occur at a slower pace than we anticipate. Additionally, even if additional jurisdictions regulate real-money gaming, or derivatives thereof, this may be accompanied by legislative or regulatory restrictions or taxes that may make it commercially not viable to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, which could adversely affect our future results of operations and make it more difficult to meet our expectations for financial performance.
A number of jurisdictions in which we operate, or seek to operate, our business have regulated, or are currently considering regulating, real-money gaming, or derivatives thereof, and our business, financial condition, results of operations and prospects are significantly dependent upon regulation of real-money gaming, or derivatives thereof. Our business plan is partially based upon the regulation of real-money gaming, or derivatives thereof, in these jurisdictions; however, this regulation may not occur as we have anticipated. Additionally, if a large number of jurisdictions enact real-money gaming, or derivatives thereof, legislation and we are unable to obtain, or are otherwise delayed in obtaining the necessary licenses to operate online sports betting, online casino gaming or other real-money gaming product websites in those jurisdictions where such products are regulated, our future growth in online sports betting, online casino gaming or other real-money gaming products could be impaired.

As we enter into new jurisdictions, governments may regulate real-money gaming, or derivatives thereof, in a manner that is commercially not viable or otherwise unfavorable to us. As a result, we may encounter, for example, legal, regulatory and political challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new opportunity. For example, certain jurisdictions require us to have a relationship with a land-based, licensed casino for access to online sports betting or online casino gaming, which tends to increase our costs of revenue. Jurisdictions that have established government monopolies may limit opportunities for private sector participants like us. Governments in certain jurisdictions also impose substantial tax rates on online sports betting and gaming revenue, in addition to sales taxes in certain jurisdictions and an excise tax on the amount of each wager. As many relevant taxes apply to various measures of modified gross profit, tax rates that are higher than we expect will make it more costly and less desirable for us to launch in a given jurisdiction, while tax increases in any of our existing jurisdictions may adversely impact our profitability.
Alberta, Canada has moved ahead with the first steps toward permitting provincially-regulated online gaming by private operators under its new regulatory framework. The regime is largely based on that implemented in Ontario, Canada. The regime is intended to go live for successful applicants in 2026. While exact dates are yet to be confirmed, operators are expected to prepare for Spring-Summer 2026 market launch. In Canada, outside of Ontario and Alberta, we continue to monitor for any attempts by provincial governments or their respective monopoly lottery corporations to regulate current offshore offerings. We also continue to gauge provincial regulatory appetite for regulating online gambling offerings in the future. There are indications that other provinces, such as British Columbia, are starting to consider potential regulatory actions. Political developments in Quebec could lead to further developments relating to regulatory action.
While the other Canadian provinces are expected to eventually follow Ontario, the process and timeline for each province remains unclear as does the extent to which opposition forces, such as provincial lotteries and politicians, may object and attempt to slow the process. In the past, when other countries, provinces or states have introduced dedicated regulatory frameworks, our financial results have been impacted by, amongst other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs.
In some cases, the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market.
Although it is possible that regulatory developments will expand the size of the total addressable market in Canada or improve the profitability of the Canadian market for us, such an outcome is not certain. It is possible that companies like us, with pre-existing provincial Canadian operations, may be at a disadvantage under these new regulatory frameworks unless they are prepared to agree to certain conditions with respect to their operations.
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
Even in cases in which a jurisdiction purports to license and regulate sports betting or gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and, at times, may be intended to provide incumbent operators with advantages over new licensees. Therefore, some "liberalized" regulatory regimes are considerably more or less commercially attractive than others.

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
Our business depends in part on the ability of customers to deposit funds in order to utilize our betting and online casino gaming products. Payment providers in local jurisdictions provide this ability to our customers. These payment providers require us to comply with their operating rules as well as local laws and regulations. The payment providers set their operating rules and have discretion to interpret the rules and change them at any time. Changes to these rules, laws or regulations or how they are interpreted could have a significant impact on our business and financial results. These operating rules, laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on our operations and financial results. Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our planned sports betting or online casino gaming operations. Payment providers could view us, the sports betting or online casino gaming industry in general, as high risk, despite our efforts to obtain all applicable licenses or approvals. The inability to access sufficient payment processing resources has in the past, and could in the future, limit the growth of our business which could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as impact our reputation.
Due to the nature of our business, we are subject to taxation in a number of jurisdictions and may in the future be subject to taxation in new jurisdictions, and changes in, or new interpretation of, tax laws, tax rulings or their application by tax authorities could result in additional tax liabilities and could adversely affect our financial condition and results of operations.
Our tax obligations are and will be varied and include U.S. federal and state taxes as well as national, state, provincial and other taxes around the world due to the nature of our business. The tax laws applicable to our business are subject to interpretation, and significant judgment will be required in determining our worldwide provision for income taxes. In the course of our business, there will be many transactions and calculations where the ultimate tax determination is uncertain. For example, compliance with U.S. tax laws may require the collection of information that we do not regularly produce, the use of estimates in our consolidated financial statements, and the exercise of significant judgment in accounting for its provisions. As regulations and guidance evolve, and as we gather more information and perform more analysis, our results may differ from previous estimates and may adversely affect our consolidated financial statements.
The gaming industry represents a significant source of tax revenue to the jurisdictions in which we currently and in the future will operate. Companies in the gaming industry are currently subject to significant taxes and fees in addition to normal corporate income taxes. Such taxes and fees are subject to increase at any time. From time to time, various legislators and other government officials have proposed and adopted changes in tax laws, or in the administration or interpretation of such laws, affecting the gaming industry. In addition, any worsening of economic conditions and the large number of jurisdictions with significant (current or projected) budget deficits could intensify the efforts of governments to raise revenues through increases in gaming taxes and/or other taxes. For example, the November 2025 UK budget announced increases to gambling duties, including an increase in the remote gaming duty from 21% to 40% effective from April 2026, and general betting duty from 15% to 25% effective from April 2027. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration, interpretation or enforcement of such laws. Any material increase, or the adoption of additional taxes or fees, could have an adverse effect on our business, financial condition, results of operations and prospects.

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
We are subject to periodic review and audit by various tax authorities. Tax authorities may disagree with certain positions that we have taken or will take, and any adverse outcome of such a review or audit could have a negative effect on our business, financial condition and results of operations. Although we believe that our tax provisions, positions and estimates are reasonable and appropriate, tax authorities may disagree with certain positions we have taken. In addition, economic and political pressures to increase tax revenue in various jurisdictions may make resolving tax disputes favorably more difficult.
The Organization for Economic Co-operation and Development (the "OECD") launched a new initiative on behalf of the G20 to minimize profit shifting by working toward a global tax framework that ensures that corporate income taxes are paid where consumption takes place, in addition to introducing a global standard on minimum taxation combined with new tax dispute resolution processes. This project achieved political consensus in October 2021, when the OECD announced it reached an agreement on a two-pillar solution to address tax challenges arising from digitalization of the economy. In December 2021, the OECD released Pillar Two Model Rules defining the global minimum tax rules, which contemplate a 15% minimum corporate income tax rate. The OECD had continued to release additional guidance on these rules and has called for law enactment by OECD and G20 members to take effect in 2024 or 2025.
Although the stage of implementation varies across different jurisdictions in which we operate, these changes may increase our taxes in these countries. In particular, Guernsey has implemented both an "Income Inclusion Rule" and a domestic minimum tax to provide for a 15% effective tax rate for large multinational companies that applies from January 1, 2025 and, based on the assessment carried out so far, we have identified potential exposure to Pillar Two income taxes on profits earned in Guernsey, Gibraltar and Spain where the expected Pillar Two effective tax rate is likely to be lower than 15%. Changes to these and other areas in relation to international tax reform, including future actions taken by foreign governments, could increase uncertainty and may adversely affect our tax rate and cash flow in future years.
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

Due to the international scope of our operations and the industry in which we operate, we are subject to tax laws and regulations, including numerous anti-avoidance legislation, which are complex and subject to varying interpretations, imposed by taxing authorities around the world. Furthermore, tax laws are dynamic and therefore subject to change as new laws are passed and new interpretations of existing laws are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner which we consider to be in compliance with current prevailing tax laws. However, the tax treatment of our structure and of the offerings we provide in certain jurisdictions is often unclear and could be subject to material adjustment. For example, the taxing authorities in the jurisdictions in which we operate may interpret tax laws and regulations differently than we do and challenge tax positions that we have taken. This may result in differences in the treatment of revenues, deductions or credits or otherwise expose us to additional taxes, interest and/or penalties, including in key markets, which could adversely affect our financial condition and results of operations. In addition, future changes to tax laws and regulations could increase our tax obligations in jurisdictions where we do business or are deemed to do business for tax purposes, or require us to change the manner in which we conduct certain aspects of our business. More specifically, these could impact our tax rate, the carrying value of deferred tax assets, our deferred tax liabilities and the use of certain tax loss carry forwards that we have generated in prior years. Any tax audit, tax proceeding or changes in tax legislation or guidance could, as a result of the realization of any of the above risks, have a material adverse effect on our business, financial condition and results of operations.
Our growth prospects and market potential will depend on our ability to obtain licenses to operate in a number of regulated jurisdictions and if we fail to obtain such licenses, our business, financial condition, results of operations and prospects could be impaired.
Our ability to grow our business will depend on our ability to obtain and maintain licenses to offer our product offerings in a large number of jurisdictions or in heavily populated jurisdictions. If we fail to obtain and maintain licenses in large jurisdictions or in a greater number of mid-market jurisdictions, this may prevent us from expanding the footprint of our product offerings, increasing our customer base or generating revenues. We cannot be certain that we will be able to obtain and maintain licenses and related approvals necessary to conduct our online sports betting and gaming operations. Any failure to obtain and maintain licenses, registrations, permits or approvals could have a material adverse effect on our business, financial condition, results of operations and prospects.
We are subject to risks relating to revenue received from customers located in countries that are sanctioned or that prohibit gaming activities, which could result in fines or other liabilities and could harm our business.
Our global operations require us to comply with laws and regulations imposed by governments around the world with jurisdiction over our operations. Some of our customers may be located in countries that are subject to sanction laws or that prohibit gaming activities. Although we have taken precautions to prevent our product offerings from being provided or accessed in such jurisdictions, including systems and processes for the detection of willful and fraudulent attempts by customers to circumvent our precautions (such as the use of virtual private networks and other technologies), we cannot provide any assurance that such precautions are or will be fully effective and we could inadvertently or unwittingly provide access to our product offerings to persons located in sanctioned countries or countries that prohibit gaming activities. In addition, we have systems and controls in place that are intended to detect and resolve such violations; however, we cannot provide any assurance that such systems and controls will be effective. If we are found to be in violation of any applicable sanctions or other laws and regulations, it could result in significant fines, prosecution or other liabilities and could harm our business, financial condition and results of operations.

Our failures to comply with the anti-corruption, anti-bribery, sanctions, anti-money laundering, responsible gaming, consumer protection and similar laws could result in legal penalties and fines and could negatively impact our reputation and results of operations.
Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include, but is not limited to, the U.S. Foreign Corrupt Practices Act ("FCPA"), the Prevention of Corruption (Bailiwick of Guernsey) Law, 2003 (as amended) (the "Guernsey Bribery Law") and the UK Bribery Act 2010 ("UK Bribery Act"). These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. The FCPA, the Guernsey Bribery Law, the UK Bribery Act and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to "foreign officials" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The UK Bribery Act also prohibits non-governmental "commercial" bribery and accepting bribes. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with "foreign officials" responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations.
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
Furthermore, we are required to comply with the various responsible gaming regulations of those jurisdictions where we are licensed and from which we offer gambling services. These regulations, which in some jurisdictions are constantly being scrutinized, altered and broadened, may restrict our operations and partnerships, lead to enforcement actions that may result in fines, penalties, prosecutions or other sanctions, and at times may heavily impact our operations in and revenue from a certain jurisdiction. Consumer protection legislation and regulations apply to us in both (i) the jurisdictions from which we offer our services and (ii) the jurisdictions where our services are consumed by our customers. These laws and regulations may have an impact on the scope of our offering and limit it significantly.
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

Violations of existing or future regulation, regulatory orders or consent decrees could subject us to substantial monetary fines, prosecutions and other penalties that could negatively affect our financial condition and operations. This could include sanctions ranging from a warning to revocation of our licenses or the licenses of our executives or employees. In addition, it is possible that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities could cause us to incur substantial costs, expose us to unanticipated liability or penalties, or require us to change our business practices in an adverse manner.
Palpable (obvious) errors in the posting of sports wagering odds or event times may occasionally occur in the normal course of business, sometimes for large liabilities. While it is a worldwide standard business practice to void bets associated with palpable errors or to correct the odds, there is no guarantee that regulators will approve voiding palpable errors moving forward in every case.
We offer betting markets across dozens of sports, and the odds are set through a combination of algorithmic and manual odds making. Bet acceptance is also a combination of automatic and manual acceptance. In some cases, the odds offered on the website constitute an obvious error. Examples of such errors are inverted lines between teams, or odds that are significantly different from the true odds of the outcome in a way that all reasonable persons would agree is an error. It is market practice for operators to void bets associated with such palpable errors, and in most mature jurisdictions these bets can be voided without regulatory approval at operator discretion. In some jurisdictions, it is unclear long term if regulators will consistently approve voids or re-setting odds to correct odds on such bets. In some cases, we require regulatory approval to void palpable errors ahead of time. If regulators were to not allow voiding of bets associated with large obvious errors in odds making, we could be subject to covering significant liabilities.
We follow the industry practice of restricting and managing sports betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; however, there is no guarantee that countries or states will allow operators such as us to limit at the individual customer level.
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
We evaluate the expected profitability of customers at the individual customer level based on individual customer profiles and behaviors and attempt to responsibly incentivize or encourage (or discourage, as the case may be) and reward customers accordingly; however, there is no guarantee that countries or states will allow operators such as us to continue to do so or that our efforts to do so are currently or will in the future be profitable.
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

We cannot ensure that all jurisdictions and regulators will always allow operators to collect the data that we do, to evaluate customers in the way that we do or to offer or promote products and incentives in the individualized manner that we do. There have been and may also continue to be situations where we are restricted to offering uniform products, incentives, also called bonuses and comps, equally to all customers regardless of expected profitability of such offers or where we are restricted in the manner in which such benefits and offers may be promoted or where we are restricted in the manner or frequency with which such benefits and offers may be made available to customers.
We cannot provide any assurance that our methodologies and algorithms for determining how to interact, incentivize or encourage (or discourage, as the case may be) and reward customers are accurate or profitable now, or that they will be in the future. If our methodologies and algorithms contain errors or omissions or incorrectly interact, incentivize, encourage, discourage or reward customers then we may suffer financial losses. In particular, customers seeking to exploit such errors or omissions may profit disproportionately from such situations and we may not detect such instances or may not be able to mitigate the resulting losses even if we do detect such situations.
Furthermore, despite our belief in the importance of responsible gaming and despite our efforts to ensure that our interactions, incentives, encouragements, discouragements and rewards do not encourage irresponsible or problem gaming, we cannot offer any assurance that we will succeed in this regard. Failures in this regard may result in fines, sanctions, license conditions or forfeiture in one or more jurisdictions which may result in damage to our reputation, prospects and financial results.
In some jurisdictions, our key executives, certain employees and other individuals related to the business, including significant shareholders, will be subject to licensing or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations, could cause the business to be non-compliant with its obligations, or imperil its ability to obtain or maintain licenses necessary for the conduct of the business. In some cases, the remedy to such situation may require the removal of a key executive or employee or significant shareholder and the mandatory redemption or transfer of such person’s equity securities, which could have an adverse effect on the overall market for our securities.
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
We are generally subject to laws and regulations relating to online real-money gaming products, such as sports betting and online casino. These laws and regulations vary from one jurisdiction to another and future legislative, regulatory and enforcement action, court decisions or other governmental action, which may be affected by, among other things, political pressures and changes in government leadership or legislative or governmental priorities, may have an adverse impact on our operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming or the marketing thereof, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable online gaming in their jurisdictions. Additionally, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations. Some jurisdictions do not have laws that grant us rights in the data we collect. Any enactment of laws in these jurisdictions would require a change in how we conduct business in such jurisdictions.
We have licenses and operate under those licenses in a number of jurisdictions. Any of our licenses could be revoked, suspended or conditioned at any time. Our license applications may also be denied or conditioned. The loss or denial of a license in one jurisdiction could trigger the loss or denial of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses or denials, or potential for such loss of denial, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. As laws and regulations change, we may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, we may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.
Most recently, New Zealand has initiated a legislative process to introduce online casino regulations. This bill is intended to have its final reading and is currently expected to be passed later in 2026, with the regime, underpinned initially by an auction process, going live in 2027. To the extent new real-money gaming or sports betting jurisdictions are established or expanded, we cannot guarantee that we will be successful in penetrating such new jurisdictions or expanding our business or customer base in line with the growth of existing jurisdictions. If we are unable to effectively develop and operate directly or indirectly within these new jurisdictions or if our competitors are able to successfully penetrate geographic jurisdictions that we cannot access or where we face other restrictions, there could be a material adverse effect on our business, operating results and financial condition. Our failure to obtain or maintain the necessary regulatory approvals and licenses in jurisdictions, whether individually or collectively, could have a material adverse effect on our business. To expand into new jurisdictions, we may need to be licensed and obtain approvals of our product offerings. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

See the previous risk factor titled "Our growth prospects depend on the regulatory status of real-money gaming in various jurisdictions" for information about regulatory developments in Canada.
Future legislative and regulatory action, and judicial decisions or other governmental action, may have a material impact on our operations and financial results. Governmental and administrative authorities or enforcement agencies could view us as having violated applicable laws or regulations, despite our efforts to obtain and maintain all applicable licenses or approvals and despite, based upon advice of local counsel, our belief that we are acting lawfully. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors, public entities, incumbent providers, private individuals, acting individually or collectively, or brought on behalf of internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries, could be initiated against us. This may also at times involve attempts to institute proceedings against directors or enjoin them in other proceedings. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our business partners, while diverting the attention of key executives and directors. Such proceedings could have an adverse effect on our business, financial condition, results of operations and prospects, as well as an adverse impact on our reputation.
There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate or regulate various aspects of sports betting and online gaming industries, or providers of services to such industries, or the marketing thereof (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations, either as a result of our determination that a jurisdiction should be blocked, or because a local license or approval may be costly for us to obtain or such licenses or approvals may contain other commercially undesirable conditions or where our marketing strategy is prohibited or hindered.
Even where enabling legislation is passed, there can be no assurance that such legislation and accompanying regulations and interpretation thereof will be positive for our business, either at the outset or upon subsequent revision. In the past, there have been instances where business-friendly legislation or regulations have been enacted only for subsequent revisions or interpretations to follow with the effect of severely restricting our ability to do business profitably. Examples of this include changes to rules and regulations governing or restrictions placed on marketing, sponsorships, customer incentives, customer deposit mechanisms and limits, customer withdrawal mechanisms and limits, and customer loss and other limits that have in some instances been enacted or amended some time after initial enabling legislation or regulation, or subsequent increases to gaming and other taxes.
For example, with regards to the licenses that we hold for our operations in Great Britain, the Gambling Commission (the "GC") regulates online gambling operators. Over time the GC has issued interpretations of and amendments to the regulations, including the prohibition of customer reverse withdrawals, the prohibition of various casino game features, and the introduction of casino game speed of play limits. Furthermore, the Gambling Act 2005 (2005 c 19), which is an Act of the Parliament of the United Kingdom that was amended in 2014 and which governs gambling (including online gambling) in Great Britain, has been reviewed through a ‘white paper’ initiative resulting in, inter alia, restrictions on advertising, sponsorship and affordability checks, which may have an adverse impact on our ability to grow our business in the United Kingdom.

As another example, the Dirección General de Ordenación del Juego (the "DGOJ") is the responsible regulator of Spanish license operations. Under Spanish law, the conduct of a gambling business includes explicit prescriptions such as default limits on the amounts that customers are allowed to deposit within defined periods into their wagering accounts. When we acquired our license to operate in Spain, the law allowed us to sponsor football (soccer) teams, which resulted in us sponsoring the La Liga teams Deportivo Alavés, Levante Unión Deportiva and Club Deportivo Leganes. However, gambling trademarks or logos may no longer be incorporated into sports equipment (including football shirts), and nor may trademarks be used to identify sports facilities or incorporated into a team’s name. Accordingly, it was not possible for our arrangements with the aforementioned teams to be extended. Similarly, when we acquired our license to operate in Spain, the law allowed us to advertise our products and offerings on television with relatively limited restrictions. However, television advertising for gambling and betting was subsequently restricted to specific hours. While we expect to be able to continue to grow our business in Spain by alternative marketing channels, these changes have had at least a temporary adverse impact on our ability to grow our business in Spain.
There can be no assurance that these or other jurisdictions where we hold licenses will not adopt additional or incremental changes to their laws or their regulations, that we will foresee or otherwise be able to predict such changes or that we will be able to successfully mitigate them. Failure to successfully mitigate such changes could have an adverse effect on our business, financial condition, results of operations and prospects.
We are party to pending litigation and regulatory and tax audits as well as open tax assessments in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.
As a growing company with expanding operations, we have been party to, and we may increasingly face the risk of, claims, lawsuits, and other proceedings involving competition and antitrust, anti-money laundering, OFAC, gaming, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters, including claims by customers. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing an adverse effect on our business, financial condition, results of operations and prospects.
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
We rely on trademark, copyright, trade secret, and domain-name-protection laws to protect our rights in intellectual property. However, third parties may knowingly or unknowingly infringe our intellectual property rights, third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved or courts/tribunals may not uphold our objections or claims. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any of these cases, we may be required to expend significant time and expense to prevent infringement or to enforce our rights. There can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.
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
Circumstances outside of our control could pose a threat to our intellectual property rights. Also, the efforts we take to protect our intellectual property rights may not be sufficient or effective. For example, it may not always have been possible or commercially desirable to obtain registered protection for our products, software, databases or other technology and, in such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. As such, if we are unable to protect our proprietary offerings via relevant laws or contractual exclusivity, technology, including but not limited to artificial intelligence and machine learning, and features, competitors may copy them. In particular, the EU database right protection we enjoy in the EU does not apply outside the EU and, as such, we cannot be certain that we can rely on existing statutes, regulations or case law (including in the U.S.) to protect our unregistered intellectual property in the future or prevent third parties from making unauthorized uses of our data and other unregistered intellectual property. The position regarding the UK and the EU database right following Brexit also remains unclear. The loss of EU database right protection could adversely affect our business. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. If we are unable to protect our proprietary offerings and features, competitors may copy them. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized use of our intellectual property or disclosure of our confidential information or trade secrets could make it more expensive to do business, thereby harming our operating results. Furthermore, if we are unable to protect our intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our offerings and service. Any of these events could harm our business, financial condition, results of operations and prospects.

We rely on licenses to use the intellectual property rights of third parties which are incorporated into our products and offerings. Failure to maintain, renew or expand existing licenses may require us to modify, limit or discontinue certain offerings, which could adversely affect our business, financial condition and results of operations.
We rely on products, technologies and intellectual property that we license from third parties, for use in our offerings. A substantial portion of our offerings and services use intellectual property licensed from third parties. The future success of our business may depend, in part, on our ability to obtain, retain or expand licenses for popular technologies, data feeds, software platforms and games in a competitive market. We cannot provide any assurance that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property. We use data in respect of sporting feeds which we believe to be freely available in the public domain or which are made available to us at no charge. In the future, we may be forced to pay for usage of such data, including retrospectively, and third parties may assert rights to such data or such third parties may attempt to charge us for the right to use such data. In the event that this does happen, we cannot be certain that appropriate licenses will be available to us on commercially reasonable terms, if at all. In the event that we cannot agree on appropriate licenses, we may be required to discontinue or limit our use of the relevant data and, to the extent that certain of our offerings or products or components thereof are entirely reliant on such data, we may be unable to continue to provide certain offerings, products or components thereof, in which case our business, our results of operations, our financial results and our prospects may suffer.
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
We are, and will likely increasingly become, subject to numerous U.S. and foreign laws, regulations, rules and standards, as well as guidance, industry standards, policies and contractual or other obligations, relating to the collection, use, storage, safeguarding, retention, security, destruction, disclosure, transfer, or other processing of personal data (collectively, "Processing" or "Process") in the jurisdictions in which we operate (collectively, "Data Protection Requirements").

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
While we have taken steps to comply with applicable Data Protection Requirements, we cannot guarantee that our efforts have been or will continue to be, successful. If we, or the third parties on which we rely, fail, or are perceived to have failed, to address or comply with any such Data Protection Requirements, this could result in significant consequences, including without limitation litigation (including class-related claims) and mass arbitration demands, enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on Processing of personal data or orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; result in an inability to Process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize current or prospective offerings or services; adverse publicity; or require us to revise or restructure our operations.
Outside the U.S., an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation ("EU GDPR"), the United Kingdom’s General Data Protection Regulation ("UK GDPR") (EU and UK GDPR collectively, "GDPR"), the UK Data and Usage Act (DUA), the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the "Guernsey DP Law"), South Africa’s Protection of Personal Information Act ("POPIA") and Canada’s Personal Information Protection and Electronic Documents Act ("PIPEDA") and various related provincial laws, as well as many other laws around the world, impose strict requirements for Processing personal data. For example, the GDPR imposes several requirements relating to ensuring there is a lawful basis for Processing personal data, extends the rights of individuals to whom the personal data relates, requires disclosures about how personal data is to be used, imposes limitations on retention of personal data, imposes strict rules on the transfer of personal data out of the EEA/UK to certain countries, creates mandatory data breach notification requirements in certain circumstances, and establishes onerous obligations on service providers who Process personal data simply on behalf of others. It also poses strict consequences for noncompliance, including temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to Processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

Because our products and services rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products and/ or services globally. The Bailiwick of Guernsey, the UK and the EEA, as well as other jurisdictions globally, have enacted laws limiting the transfer of personal data to other countries or, in some cases, requiring data to be localized. In particular, the Bailiwick of Guernsey, the EEA and the UK have significantly restricted the transfer of personal data to the U.S. and other countries whose privacy laws they generally believe are inadequate. Other jurisdictions may adopt similar data localization and cross-border data transfer laws or may adopt similarly stringent interpretations of their existing laws. Although there are currently various mechanisms that may be used to transfer personal data from the Bailiwick of Guernsey, the EEA and the UK to the U.S. and other countries in compliance with law, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data in the manner currently required to operate our business.
If we are otherwise unable to lawfully transfer personal data between and among countries and regions in which we operate, engage providers or otherwise transfer personal data, or if the requirements for a legally-compliant transfer are too onerous, it could affect the manner in which we receive or provide services and, the geographical location or segregation of our relevant systems and operations; could interrupt or degrade our operations; require us to relocate part or all of our business or data processing activities to other jurisdictions at significant expense; subject us to increased exposure to regulatory actions; and could adversely affect our financial results and generally increase compliance risk. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the U.S., are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations. For example, in May 2023, the Irish Data Protection Commission determined that a major social media company’s use of the standard contractual clauses to transfer personal data from Europe to the U.S. was insufficient and levied a 1.2 billion Euro fine against the company and prohibited the company from transferring personal data to the U.S.
In the U.S., federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). In the past few years, numerous states, such as California, Virginia, Colorado, Connecticut, and Utah, have enacted state level data privacy laws and regulations governing the collection, use, and processing of state residents’ personal data. Prior to our exit from the US market, which has now been completed, these laws imposed certain obligations, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data.
In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and other technology for online behavioral advertising. See further in the Risk Factor titled "We rely on several different marketing channels to acquire and retain customers and to promote our brands and our products. If we are not able to effectively acquire and retain customers via such channels then our business and operating results may be harmed."
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

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups, and we are or may become subject to such obligations in the future. For example, the Payment Card Industry Data Security Standard ("PCI DSS") applies to the processing of cardholder data and requires companies to adopt certain measures to ensure the security of cardholder data, including using and maintaining firewalls, adopting password protections, and restricting data access. Compliance with the requirements to process cardholder data can be onerous and may require the implementation of new procedures, policies and security measures or the amendment of existing ones which may require material expenditures and harm our financial condition and results of operations. If there is actual or perceived non-compliance with PCI DSS, this may result in our inability to process payments, monetary penalties and reputational damage, which may require material expenditures and harm our financial condition and results of operations.
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
Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot provide assurance that the measures we take to prevent or hinder cyber-attacks and protect our systems, data and customer information and to prevent outages, including a disaster recovery strategy for server and equipment failure, back-office systems and the use of third parties for certain cybersecurity services, will be effective. We currently use and may continue to use "cloud" computing services which are a form of computing infrastructure provided by third parties such as Amazon and Microsoft and as such are substantially not within our control and are subject to outages that we would not be able to prevent and would have significant difficulty mitigating should they occur. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Such disruptions have not had a material impact on us; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could adversely affect our business, financial condition, results of operations and prospects.
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
If we do not continuously improve upon our systems, products and offerings then notwithstanding that the performance thereof might remain constant, it might nonetheless also deteriorate when viewed relative to our competitors. This in turn might harm our reputation with our customers or reduce their enjoyment of our products and in turn harm our reputation, business, financial condition, results of operations and prospects.

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
Our information technology, infrastructure, those of third parties upon which we rely, and our data may be vulnerable to attacks by unauthorized third parties or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information or data stored there could be accessed, publicly disclosed, lost, deleted, encrypted or stolen, which could result in legal claims or proceedings (including class action), liability under laws that protect the privacy of personal data, regulatory penalties, disruption of our operations and the services we provide to customers, damage to our reputation, and a loss of confidence in our products and offerings, which could adversely affect our business.
In the ordinary course of business, we and the third parties upon which we rely Process proprietary, confidential, and sensitive data, including personal data (such as data of our customers), intellectual property, and trade secrets (collectively, "sensitive information"). The secure maintenance and transmission of sensitive information is a critical element of our operations. Our information technology and other systems that maintain and transmit sensitive information, or those of the third parties upon which we rely may be subject to cyber-attacks, malicious internet-based activity, fraud, and other activities. Such threats are prevalent, continue to rise, are increasingly difficult to detect, and come from a variety of sources, including "hackers", threat actors, "hacktivists", organized criminal threat actors, intentional or unintentional actions or inactions by our employees, sophisticated nation states, and nation-state-supported actors.
Some actors now engage and are expected to continue to engage in cyber-attacks, including nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.
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

In addition, websites or externally exposed administrative systems or user platforms are often subject to attempts to gain access through the use of compromised credentials, including those obtained through attacks on unrelated entities or through phishing attacks or other means. Any party who is able to illicitly obtain a customer’s access credentials could access the customer’s transaction data or personal data, resulting in the perception that our systems are insecure or otherwise trigger certain legal obligations, including notifications to users and regulatory authorities, and lead to risks of regulatory investigations, fines, negative publicity, and negative reputational impacts.
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
We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific, industry-standard or reasonable security measures to protect our information technology systems and sensitive information.
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

Although we monitor our use of open source software to avoid subjecting our platform, our back-office, administrative and other systems to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Moreover, we cannot provide assurance that our processes for controlling our use of open source software in our software systems will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our systems, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.
If Internet and other technology-based service providers experience service interruptions, our ability to conduct our business may be impaired and our business, financial condition and results of operations could be adversely affected.
A substantial portion of our network infrastructure is provided by third parties, including Internet service providers and other technology-based service providers. If, for example, Internet service providers experience service interruptions, including due to an event causing an unusually high volume of Internet use (such as a pandemic or public health emergency), communications over the Internet may be interrupted and impair our ability to conduct our business. Internet service providers and other technology-based service providers may roll out upgraded or new mobile or other telecommunications services, such as 5G or 6G services, which may not be successful and thus may impact the ability of our customers to access our offerings in a timely fashion or at all. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. To prepare for system problems, we continuously seek to strengthen and enhance our current facilities and the capabilities of our system infrastructure and support. Nevertheless, there can be no assurance that the Internet infrastructure or our own network systems will continue to be able to meet the demand placed on us by the continued growth of the Internet, the overall online gaming industry and our customers. Any difficulties these providers face, including the potential of certain network traffic receiving priority over other traffic (i.e., lack of net neutrality), may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Any system failure as a result of reliance on third parties, such as network, software or hardware failure, which causes a loss of our customers’ property or personal data or a delay or interruption in our online services and products and e-commerce services, including our ability to handle existing or increased traffic, could result in a loss of anticipated revenue, interruptions to our offerings, cause us to incur significant legal, remediation and notification costs, degrade the customer experience and cause customers to lose confidence in our offerings, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to Ownership of Our Shares
The market price of our ordinary shares may fluctuate substantially.
Fluctuations in the price of our shares could contribute to the loss of all or part of your investment. The trading price of our shares has been and could continue to be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our shares, and our shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our shares may not recover and may experience a further decline.

Factors affecting the trading price of our shares may include:
•actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•changes in the market’s expectations about our operating results;
•success of competitors;
•our operating results failing to meet the expectation of securities analysts or investors in a particular period;
•changes in financial estimates and recommendations by securities analysts concerning us or the industries in which we operate;
•operating and share price performance of other companies that investors deem comparable to us;
•our ability to market new and enhanced products on a timely basis;
•changes in laws and regulations affecting our business;
•commencement of, or involvement in, litigation involving us;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of our shares available for public sale;
•any major change in our Board or management;
•sales of substantial amounts of our shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and
•general economic and political conditions such as recessions, inflation, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.
Broad market and industry factors may materially harm the market price of our shares irrespective of our operating performance. The stock market in general, and technology companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our share price, regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our shares also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.
The coverage of our business or our securities by securities or industry analysts or the absence thereof could adversely affect our securities and trading volume.
The trading market for our securities is influenced in part by the research and other reports that industry or securities analysts publish about us or our business or industry from time to time. We do not control these analysts nor the content and opinions included in their reports. Given our limited history as a public company, we may be slow to attract equity research coverage, and the analysts who publish information about our securities will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If an insufficient number of analysts continue their equity research coverage of us, the trading price and volume of our securities would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our securities, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our share price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our share price and trading volume to decline.

Because we are incorporated under the laws of the Island of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited.
We are a limited company incorporated under the laws of the Island of Guernsey. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.
We have been advised that there is doubt as to the enforceability in Guernsey of judgments of the U.S. courts of civil liabilities predicated solely upon the laws of the U.S., including the federal securities laws.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or controlling shareholders than they would as public shareholders of a corporation incorporated in the U.S.
It may be difficult to enforce a U.S. judgment against us or our directors and officers outside the U.S., or to assert U.S. securities law claims outside of the U.S.
A majority of our directors and executive officers are not residents of the U.S., and the majority of our assets and the assets of these persons are located outside the U.S. As a result, it may be difficult or impossible for investors to effect service of process upon us within the U.S. or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the U.S. Foreign courts may refuse to hear a U.S. securities law claim, because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.
Provisions in our governing documents may inhibit a takeover of us, which could limit the price investors might be willing to pay for our shares and could entrench management.
Our governing documents contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. We may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability for us to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for our shares.

If a U.S. Holder is treated as owning at least 10% of our Shares (by value or voting power), such U.S. Holder may be subject to adverse U.S. federal income tax consequences.
Each "Ten Percent Shareholder" (as defined below) in a non-U.S. corporation that is classified as a controlled foreign corporation for U.S. federal income tax purposes ("CFC"), generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s "Subpart F income," "net CFC tested income," and "investment of earnings in U.S. property," (in each case, as determined for U.S. federal income tax purposes) even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a Ten Percent Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such Ten Percent Shareholder’s U.S. federal income tax return for the year for which reporting was due from starting.
A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A "Ten Percent Shareholder" is a U.S. person (as defined by the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock of such corporation entitled to vote or 10% or more of the total value of all classes of stock of such corporation.
The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. Because our Group includes at least one U.S. subsidiary (DGC USA), the application of those attribution rules will cause our non-U.S. subsidiaries to be treated as CFCs. We cannot provide any assurances that we will assist holders of our shares in determining whether we or any non-U.S. subsidiaries are or will be treated as a CFC or whether any holder of our shares is treated as a Ten Percent Shareholder with respect to any such CFC or furnish to any Ten Percent Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.
Each U.S. Holder (as defined in the section titled "Material Tax Considerations — Material U.S. Federal Income Tax Consequences") should consult its own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC. If we are classified as both a CFC and a PFIC (as defined below), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.
If a Holder is treated as owning a significant percentage of our equity (typically greater than 5%, but always subject to regulator discretion), the Holder may be required to undergo probity review and approval by one or more gaming regulators.

In order to operate in certain jurisdictions (including U.S. states), we obtain the appropriate licensure as required under local legislation. Generally, each relevant Group company and at times certain directors, officers, employees and material shareholders (typically those beneficially holding 5% or more of equity — but not limited to that threshold of holdings nor limited to solely holding equity), would be required to qualify as suitable for a license to be awarded. For directors, officers, employees, and material shareholders, suitability is generally considered by gaming authorities by weighing financial stability, integrity and responsibility, and general history and background. Most gambling authorities have the authority to weigh additional factors and require any documentation or information they deem necessary. Directors, officers, employees, and material shareholders may be required to provide extensive disclosure regarding their background, assets, liabilities, employment history, and sources of income. The failure of our officers, directors and significant holders of our shares to submit to background checks and provide such disclosure could result in the imposition of penalties and could jeopardize the award of a contract to us or provide grounds for termination of an existing contract. Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or significant shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, we may deem it necessary, or be required, to sever our relationship with such person.
If we are or any of our subsidiaries is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.
If we are or become or any of our subsidiaries is or becomes a "passive foreign investment company" ("PFIC"), within the meaning of Section 1297 of the U.S. Tax Code for any taxable year (or portion thereof) during which a U.S. Holder holds our shares, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder and such U.S. Holder might be subject to additional reporting requirements.
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
Based on the nature of our business and the valuation of our assets, including goodwill, we believe that we were not a PFIC for our taxable year ended December 31, 2025. However, no assurances regarding our PFIC status can be provided for any taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our shares from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
Please see the section titled "Material Tax Considerations — Passive Foreign Investment Company Rules" for a more detailed discussion with respect to our potential PFIC status. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our shares.

We may issue additional shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our shares.
We may issue additional shares or other equity securities in the future in connection with, among other things, future capital raising and transactions and future acquisitions, without your approval in many circumstances.
Our issuance of additional shares or other equity securities would have the following effects:
•our existing shareholders’ proportionate ownership interest in us may decrease;
•the amount of cash available per share, including for payment of dividends in the future, may decrease;
•the relative voting strength of each previously outstanding ordinary share may be diminished; and
•the market price of our shares may decline.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such, we are exempt from certain provisions of the securities rules and regulations in the U.S. applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material non-public information under Regulation FD.
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
We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026.

In the future, we would lose our foreign private issuer status if a majority of our shareholders are U.S. residents or if a majority of our directors or management are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers.
As a company incorporated in the Island of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.
We are a company incorporated in the Island of Guernsey, and our shares are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Island of Guernsey may differ significantly from NYSE corporate governance listing standards.
Among others, we are not required to:
•have a majority of the members of our Board who are independent;
•hold regular meetings of our non-executive directors without the executive directors;
•have a nominating or corporate governance committee composed of entirely independent directors;
•have a compensation committee composed of entirely independent directors;
•adopt a code of business conduct and ethics; or
•seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
The legal name of the registrant is Super Group (SGHC) Limited. The registrant was incorporated under the laws of the Island of Guernsey as a non-cellular company limited by shares on March 29, 2021. The registrant’s registered office in Guernsey is Kingsway House, Havilland Street, St. Peter Port, Guernsey GY1 2QE (telephone number: +44 (0)1481 822 939). Certain additional information is included in Item 4.B "Business Overview" and is incorporated herein by reference.
The accounting principles have been applied consistently for all years presented in the consolidated financial statements.
Our website address is https://supergroup.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report. In addition to our corporate website, for additional information about reports and other information that we file or furnish electronically with the SEC, see section titled "Documents on Display" of this Report.

B.	Business Overview
Unless otherwise noted or the context otherwise requires, all references in this Item 4.B to "we," "us" or "our" refer to the business of Super Group (SGHC) Limited and its subsidiaries taken as a whole.
Overview
We are a global online sports betting and gaming operator with a mission to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Our strategy for achieving this goal is built around three key pillars:
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
Our subsidiaries are licensed in 20 jurisdictions and collectively we manage approximately 2,900 employees in 16 regions. During 2025, on average, over 5.6 million customers per month yielded in excess of $4.7 billion in wagers per month. During 2025, total wagers amounted to $56.8 billion. Our business generated $2.2 billion of net gaming revenue during 2025 across geographic regions, including the North America, South America, Europe, Africa and Middle East, and Asia-Pacific, such regions accounting for 33%, 1%, 19%, 40% and 7%, respectively, of net gaming revenue during 2025.
For more information on revenues by geographical location, see note 4 to our consolidated financial statements.

What We Do
Our global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:
•Betway, a single-brand premier online sports betting and casino offering, and
•Spin, a multi-brand online casino offering.
Betway has a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams, leagues and ambassadors worldwide. Betway has more than 90 such arrangements and seeks to maximize its impact and reach.
Spin’s diverse portfolio of more than 16 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which we believe an expansive brand portfolio will be a significant asset. In 2022, we expanded the Spin portfolio by acquiring a majority stake in Jumpman Gaming Limited ("Jumpman"). In 2024, we acquired the remaining stake. Jumpman is a multi-brand business to consumer ("B2C") casino operator, which runs on proprietary technology and also supplies a number of white label brand partners, with a focus on a more recreational segment of the market than Betway and Spin. Across its entire business, Jumpman operates approximately 200 brands and generates almost all of its revenue from the UK.
In January 2023, we acquired DGC, which is the parent of DGC USA. DGC USA held the exclusive license to use the Betway brand in the U.S.
Following an extensive internal review, DGC USA announced in July 2024 that it would undertake an exit plan for its sportsbook product in all of the nine U.S. states in which it was live. This exit process is complete, and DGC no longer offers any sports betting products in the U.S.
DGC offered casino games in Pennsylvania and New Jersey, under the Betway and Jackpot City licenses in 2024, with a rebrand from Betway to Spin Palace in March 2025. DGC USA announced in July, 2025 that it would be exiting its U.S. interactive gaming ("iGaming") operations. This exit is complete and DGC USA no longer offers any betting products in the U.S.
Following Betway’s global expansion, we have, in certain circumstances, licensed the brand to third parties in certain jurisdictions where licensees are in a better position to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.
Company Background
Super Group (SGHC) Limited is a holding company incorporated under the laws of the Island of Guernsey for the purpose of effectuating a business combination, which was consummated in January 2022. Our business and operations are conducted through numerous subsidiaries that are incorporated in various jurisdictions around the world. Our principal executive offices are located in Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.
Our principal operating subsidiary, SGHC Limited, was incorporated in 2020, for the purpose of becoming the ultimate parent company of Pindus Holdings Limited ("Pindus"), Fengari Holdings Limited ("Fengari"), and SG Media Limited ("SG Media") (formerly Pelion Holdings Limited), through a reorganization of entities with common ownership. SG Media and Fengari collectively operate our Spin offering, while Pindus and other entities also acquired pursuant to the reorganization collectively operate our Betway offering. These predecessor entities had been established beginning in 1997.

Our Market Opportunity
The Growing Global Sports Betting and Online Casino Gaming Markets
Our two brands operate in distinct sectors of the global online gaming market, namely sports betting and online casino gaming, both of which have recently experienced significant growth and which are expected to continue to grow in the coming years.
According to H2 Gambling Capital ("H2"), global online sports betting gross gaming revenue ("GGR") is projected to grow from $110.1 billion in 2025 to $151.7 billion by 2028, while the global online casino gaming market is projected to grow from $91.8 billion in 2025 to $130.7 billion by 2028, in part due to projected strong growth in newly regulated markets, including within the U.S.
Several countries in Africa and Europe have already liberalized and regulated sports betting and/or online casino gaming with several more in the early stages of doing so. H2 has projected European sports betting and online casino gaming GGR to grow from $79.5 billion in 2025 to as much as $101.7 billion by 2028, and projects African GGR to grow from $10.8 billion in 2025 to $17.3 billion by 2028. Africa and Europe are already significant markets for us and we believe that we are well positioned to take advantage of opportunities as and when jurisdictions within these regions regulate online sports betting and online casino gaming.
In Canada, Parliament passed legislation allowing provinces to regulate single-game wagering within each province. Specifically, Ontario initiated a regime that went live in 2022. Alberta plans to follow in 2026. Both Spin, via our subsidiary Cadtree Limited, and Betway, via our subsidiary Cadway Limited, are live in Ontario and have registered to offer their respective sports or casino products to Ontario residents. The same entities intend to apply for an Alberta license and each have expressed interest in terms of a defined application process.
H2 currently projects that the North American online sports betting and casino market will generate an estimated $77.6 billion in GGR in 2028, increasing from $42.3 billion in 2025.
We are a market leader in sports betting and online casino gaming, with net gaming revenue of $2.2 billion and $1.8 billion in the years ended December 31, 2025 and 2024, respectively. In 2025, 61.3% of our net gaming revenue was generated by Betway, and the remainder was generated by Spin. We hold licenses, which include both sports betting and online casino gaming, in 20 jurisdictions.
Our Core Strengths
We believe that the following factors will be key to our strategy of expansion:
Betway’s global single brand offers significant marketing economies of scale
Betway operates as a global, online, sports-led betting brand that is consistently positioned in many markets. This approach aims to leverage national, regional and local marketing spend for global benefit, and we believe that it will generate significant marketing economies of scale as the business expands and is launched in new markets.
For example, prior to launching in the U.S., Betway had already entered into marketing partnerships with U.S. sports franchises such as the Chicago Bulls, the Cleveland Cavaliers and the Golden State Warriors. In addition to raising the profile of Betway’s brand in the U.S., the global reach of these brands is expected to benefit us in markets outside of the U.S. where U.S. sports are followed. Other examples include our partnership with the English Premier League team Arsenal F.C.
Spin’s multi-brand casino portfolio maximizes market share
Spin’s multi-brand online casino offering is designed with the intention of capturing additional market share across multiple marketing channels, particularly in markets where opportunities for effective large scale brand advertising are harder to come by or where more diverse marketing approaches are necessary.

For example, in some markets we believe that the predominant or more effective form of marketing is with the assistance of independent "affiliate" marketers. In particular, in such circumstances we believe that there is significant benefit in providing such "affiliate" with a wide array of brands to market.
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
The challenge of meeting regulatory requirements in a commercially prudent and effective manner is clear. We believe that we have been successful in meeting this challenge, as evidenced by the 20 jurisdictions in which we already hold licenses.
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
Betway’s sports betting products
Betway is positioned as a premium sportsbook that offers full-featured sports betting products for pre-game and in-game wagering. Different products or features are offered in different geographic markets depending on regulatory constraints, product availability, market maturity and strategic value of the market.
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
On May 8, 2024, Betway Group Limited entered into a conditional purchase agreement with Fusion Holdings Limited ("Fusion") to acquire the worldwide rights (excluding U.S.) to the sportsbook software ("Fusion Sportsbook Software") currently licensed to certain members of the Group by Apricot. Apricot had been granted the rights by Fusion to license its sportsbook software and to grant sublicenses to certain members of our Group. Concurrently, Betway Group Limited entered into a further conditional purchase agreement with Derivco (UK) Limited (previously called Marown Limited) to acquire the right in the U.S. to the sportsbook software ("Marown Sportsbook Software"), which was historically licensed to Digital Gaming Corporation USA by Marown Limited (the Fusion Sportsbook Software and the Marown Sportsbook Software together being the "Sportsbook Software" with the transaction being the "Sportsbook Acquisition"). Each of the Sportsbook Acquisition agreements were transferred by Betway Group Limited to SuperGroup Tech Limited effective as of April 1, 2025. A copy of each agreement is filed as Exhibit 4.4 and Exhibit 4.5 to this Annual Report, respectively.

Prior to the completion of the acquisition of the Sportsbook Software on February 28, 2026, Betway Limited progressed an arrangement that materially increased the dedicated development resources available to Betway as the exclusive licensee of the Fusion Sportsbook Software. This involved increasing spending and investment in software development for the next several quarters - see notes 14 and 15 to our consolidated financial statements included in this Annual Report for additional information.
On February 28, 2026, SuperGroup Tech Limited completed the acquisition of the worldwide rights (excluding U.S.) in the Fusion Sportsbook Software from Fusion and the acquisition of the right in the U.S. to the Marown Sportsbook Software from Marown Limited. Upon completion of these acquisitions, the license by Apricot of the Fusion Sportsbook Software to Betway Limited and other operators in the group was terminated as was the license granted by Marown in relation to the U.S. rights in the Marown Sportsbook Software.
On November 13, 2025, we announced the launch of the ZAR Supercoin ("Supercoin"), a new digital currency stablecoin pegged 1:1 to the South African Rand, which has been purpose-built for South Africa and the wider Africa and Middle East market. Supercoin operates under a new division called Super Money SA and is intended to eventually provide payment options for customers using the Betway sportsbook.
The global sports betting market is constantly evolving, and new markets are regulating or re-regulating all the time, often with very specific and sometimes complex regulatory requirements that require significant development work in order to achieve compliance. For this reason, even the world’s largest sports betting businesses struggle to keep pace with adapting their existing products for regulatory compliance and product and cultural requirements of new markets.
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
Slightly differing products may be offered in different jurisdictions depending on regulatory requirements and product availability. Casino games are sourced from third-party suppliers selected for their appropriateness for each market. Currently, Betway offers in excess of 3,500 games, over 30 different game types including Slots, Live, Table, Crash and Instant Win, from 25 different game suppliers.
Spin’s multiple online casino gaming brands
Spin operates a portfolio of more than 16 brands, the majority of which are translated into multiple languages and offer customers the ability to play in excess of 1,500 online casino games from 8 different suppliers. The five largest brands accounted for the significant majority of Spin’s revenue in 2025.
In contrast with Betway’s single-brand scale-marketing approach, Spin seeks to compete in markets where marketing at scale is often much harder, and hence where a large portfolio of brands and a diverse product range offers Spin the ability to attract a wider variety of customers than a single brand would be able to do in the absence of meaningful large-scale marketing.
In September 2022, we acquired a majority stake in Jumpman, a small, UK-focused online casino business. On November 1, 2024, we acquired the remaining stake. Jumpman operates over 200 brands.
In addition to the Spin offering, Jumpman currently offers in excess of 4,000 games, over 13 different game types, including slots, bingo, blackjack, roulette, game shows, bacarrat, Arcade Solitaire, Crash Jackpots, Bingo and poker instant wins, from 25 different game suppliers.

Worldwide, Betway and Spin products are available for play in many different currencies and languages depending on market needs. As new markets are entered, currencies or language are added into the products with relative ease.
DGC USA's sports betting products
In January 2023, we acquired 100% of DGC, a company holding an exclusive license to use the Betway brand in the U.S. In February 2024, the B2B division of DGC was sold - see note 19 to our consolidated financial statements included in this Annual Report for further information.
Following an extensive internal review, DGC USA announced in July 2024 that it would undertake an exit plan for its sportsbook product in all of the nine U.S. states in which it was live. This exit was completed during 2025 and therefore DGC USA no longer offers any sports betting products in the U.S.
DGC USA's online casino gaming products
DGC USA continued to offer casino games in Pennsylvania and New Jersey, under the Betway and Jackpot City licenses in 2024. This offering continued in 2025, with a rebrand from Betway to Spin Palace in March 2025. In July 2025, following a further evaluation, DGC USA announced that it would be exiting its U.S. iGaming operations. This exit has now completed and DGC USA no longer offers any betting products in the U.S.
DGC USA's casino games were sourced from a range of third-party suppliers. While iGaming was offered by DGC USA in 2025, across the two brands, in excess of 400 games were made available, including Slots, Live and Table, from eight different game suppliers.
Where we procured licensed customer facing products from third parties, whether sports betting or online casino gaming products, these were under contracts with either a minimum term or a minimum notice period. The fees payable under these arrangements typically comprised monthly licensing fees calculated as a percentage of the "Net Gaming Revenue," which may have been subject to certain minimum license fees. An increase to the amount of the license fees payable would have occurred where the Net Gaming Revenues increased. For a further description of "Net Gaming Revenue" see the below section titled "—Key Components of Revenue and Expenses".
Our Technology and Data-Driven Approach
We manage over 594 technology-focused staff members to support and enhance our product offerings and manage infrastructure and back-office applications and providers. Our teams are grouped into product-focused and system-oriented portfolios aimed at driving effective ownership of solutions and enabling efficient delivery and scaling.
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
Key subsidiaries involved in the handling of sensitive information are either already International Organization for Standardization ("ISO") 27001 certified or are actively working towards being certified.
With particular reference to customer-facing products, we operate a mix of our own technology and long-term partnerships with leading third-party providers (see the section below titled "—Partnerships, Suppliers and Strategic Collaborations"), a flexible approach that is intended to increase speed to market and decrease friction associated with adjusting the technology stack to new markets.

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
Overall, our approach to technology can broadly be divided into three areas:
1) Customer-facing products and platforms
Our proprietary sportsbook product is offered by Betway in the majority of African countries in which we are licensed. With this notable exception, in most jurisdictions the major components of customer-facing sports betting and online casino gaming products are sourced from third-party suppliers. We seek to be highly involved in the specification and customization of third-party product and generally work in close collaboration with all of our third-party suppliers.
This is particularly true of our relationship with Apricot, which provides the PAM system utilized for the majority of our operations. Apricot also provides a significant portion of the casino games offered by Betway and Spin.
2) Data and related systems
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
Proprietary near real-time systems transform and analyze this data in order to better understand each individual customer experience within our products. We utilize this information (in near real-time, where appropriate) to try to maximize customer value and enjoyment in a safe and responsible manner. Dedicated customer experience teams aim to measure and monitor the customer journey with the ultimate aim of minimizing friction and maximizing customers’ ease of use of our products.
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
•Individual Profitability Analysis and Personalized Incentivization: We employ statisticians and data scientists to model and validate the expected profitability of short-, medium- and long-term customer behavior with reference to a range of activities and metrics. We believe that these models enable us to profitably and responsibly incentivize and encourage (or discourage, as the case may be) specific behaviors, which we may attempt to do in near real-time. We believe that these models and associated interventions in the aggregate form a significant competitive advantage that generates more satisfied and sustainable customers, improved retention rates, and longer customer lifecycles, thereby enhancing customer lifetime values.
•Monitoring and Mitigation of Potentially Fraudulent Activities: Similar models and systems to the individual profitability analysis and personalized incentivization models seek to identify potentially fraudulent or otherwise problematic activity in near real-time and thereby aim to limit the potential financial harm and regulatory risk to the business.

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
Budget proposals and other relevant expected operational factors are then fed into a detailed actuarial model of the business that projects expected financial results for our various business units, separately for all major markets. These results are then aggregated and evaluated to ensure the financial soundness of our plans under a range of potential scenarios. This model is updated regularly throughout the year for financial management and monitoring purposes and also serves as an input into the process whereby financial guidance to investors is determined.
3) Other enabling platforms and shared services
Over time, we have developed a wide range of proprietary systems for enabling the operational effectiveness of the business, including in the areas listed below. In all cases we aim to continuously evolve and improve our systems over time.
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
Risk, Fraud and Compliance Systems
We encounter sophisticated attempts at fraud on a regular basis and are required to verify customers and their source of funds in accordance with varying regulations in each jurisdiction in which we operate. Significant customer volumes mean that systems for the detection and prevention of attempted fraud and ensuring compliance with KYC and AML regulations must be substantially automated. In addition to rules-based systems that codify our experience in combating fraud, managing risk and ensuring compliance, we also expend considerable effort in the development of new systems for this purpose, including the employment of machine learning and other data science techniques.
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
Our products currently support wagering on more than 60 different sports, each of which in turn encompasses a wide range of events and outcomes that can be wagered on (also referred to as "betting markets") both pre-game and in-game. We actively seek to add additional betting markets, both for purposes of customer enjoyment and our financial benefit, including diversification of risk, reduction of margin volatility and increased profitability.
For online casino games, we seek to offer an entertaining range of games with value-for-money "return to player" ("RTP") and (for slot games in particular) entertaining "volatility" ("Vx") characteristics. RTP measures the expected return to customers as a percentage of wagers while Vx is a measure of the expected variance thereof. Most notably for slot games, customers have varying individual preferences for volatility and we therefore attempt to recommend games to customers that are appropriate given their preferences. Game suppliers may offer games in multiple variants with differing combinations of RTP and Vx, in which case we seek to ensure that we select only those variants that we believe will optimize both value-for-money entertainment for our customers and long-term profitability for us.

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
Relationship with Apricot
We have entered into several software and services agreements with Apricot (and its affiliates and subsidiaries), a global gaming software and content provider, including casino software licensing agreements, jackpot services and licensing agreements. Historically, Apricot had a license from Fusion of the Fusion Sportsbook Software which it was entitled to sub-license to Betway and other relevant operators within our Group. Prior to February 28, 2026, we procured through Apricot the provision of the Fusion Sportsbook Software and PAM software systems in a number of our most significant markets. On February 28, 2026, SuperGroup Tech Limited completed the acquisition of the worldwide rights (excluding U.S.) in the Fusion Sportsbook Software from Fusion and the acquisition of the right in the U.S. to the Marown Sportsbook Software from Marown Limited (Derivco UK Limited) (the owner of the U.S. rights in the sportsbook software). Accordingly, from February 28, 2026, we no longer needed to license the Sportsbook Software from Apricot or Marown. Instead, SuperGroup Tech Limited, as owner of such Sportsbook Software, now licenses this to relevant operators within our Group.
Mr. Martin Moshal is the named individual beneficiary of certain trusts, which trusts are the ultimate controlling shareholders of Apricot. Mr. Moshal is also the named individual beneficiary of a trust that ultimately controls Fusion Holdings Limited as well as Marown Limited (Derivco UK Limited). Mr. Moshal is also the named individual beneficiary of a trust that ultimately controls Knutsson Limited, our largest shareholder. However, Mr. Moshal does not control our affairs, and as a beneficiary of these trusts he does not have the right to control, or have any voting or investment power over assets held by the trusts, nor does Mr Moshal have the right to appoint or replace the trustees, and is not a settlor of the trusts.
Casino Software Licensing Agreements
Pursuant to various casino software licensing agreements, we have been granted non-exclusive software licenses for use of a suite of gaming software in different territories in which we operate. Several of the agreements permit the advertising, marketing and promotion of the software suite in each respective territory and certain agreements allow for the licensee to sub-license the use of the system. We have entered into more than 10 casino and system software licensing agreements with affiliates of Apricot.

The initial term of all casino software licensing agreements with Apricot expires on December 31, 2035. Under all these agreements, termination for convenience by either party is not possible until expiry of the initial term and then must be on not less than 12 months’ written notice, although one casino software licensing agreement with Apricot does not permit termination for convenience at all, allowing only for termination in accordance with its terms after December 31, 2035. A party may also unilaterally terminate the relevant agreement in the event that the other party (a) breaches a material obligation or undertaking under such agreement and which, where such breach is capable of remedy, is not remedied within the specified timeframe to the reasonable satisfaction of the other party; or (b) suffers an insolvency event. In a number of the agreements, a party may terminate when control of the other party is obtained by a competitor. The Apricot company in the relevant agreement may unilaterally terminate such agreement in the event our subsidiary that is party to the agreement (a) fails to pay monies as they fall due under the agreement; (b) uses the software system illegally; (c) markets a branded game without Apricot’s consent; (d) fails to notify Apricot of a change in control of such party; (e) breaches non-solicitation, non-competition or data protection obligations; (f) is convicted (or any of its directors are convicted) of an offense in terms of any applicable gaming legislation or regulations, or of any crime or offense reasonably likely to cause reputational damage or damage to goodwill to Apricot; or (g) fails to procure the appropriate gaming license.
In a number of the agreements: (i) Apricot may terminate the agreement if our relevant subsidiary: (a) provides false or inaccurate information that has an adverse effect on Apricot; (b) accepts a real-money bet from customers located outside the appropriate territory or within the U.S.; (c) fails to pay the minimum agreed gaming fee; (d) becomes a competitor to Apricot; or (e) fails to pay its players or depositors within the specified time period; (ii) Apricot may terminate the agreement if it becomes unlawful or impossible for Apricot to license, maintain or use the system, or a court or arbitrator declares any provision of the agreement void or unenforceable; and (iii) the relevant subsidiary may terminate the agreement if Apricot (or any of its directors) are convicted of an offense in terms of any applicable gaming legislation or regulations, or of any crime or offense reasonably likely to cause reputational damage or damage to goodwill of the other.
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
All jackpot services and licensing agreements have an indefinite term, and do not permit termination for convenience, except for one agreement that permits termination by either party on two months’ written notice. All of these agreements permit either party to terminate immediately by written notice if a petition or resolution is passed for the winding up of the other party. The agreements also terminate automatically if the applicable subsidiary’s gaming license is withdrawn. Jumbo Jackpots Limited may terminate the agreement if any of the following events occur: (a) the other party commits a breach of the agreement and fails to remedy such breach within the specified time period; (b) the other party fails to pay sums as they fall due; (c) it becomes unlawful or impossible for Jumbo Jackpots Limited to license, maintain or use the relevant trademarks or provide the services under the agreement; (d) bankruptcy or insolvency proceedings are filed against the other party; (e) the other party can no longer perform its business activities or fulfil its commitments to Jumbo Jackpots Limited; or (f) the other party (or any other entity having common shareholders or control with that party) becomes a competitor to Jumbo Jackpots Limited. The counterparty may terminate the agreement with 14 days’ written notice if Jumbo Jackpots Limited raises the agreed service fee. In addition, each agreement automatically terminates on termination of the corresponding casino software licensing agreement between the subsidiary which is party to the relevant jackpot services and licensing agreement and Apricot or Prima Networks Limited or Kova S.L. as applicable.

Sportsbook Software Licensing Agreement
Prior to February 28, 2026 (when SuperGroup Tech Limited completed its acquisition of the Sportsbook Software from Fusion and Marown Limited) our subsidiaries Betway Limited, Betway Spain S.A. and Cadway Limited, had agreements with Apricot for the exclusive provision of the Fusion Sportsbook Software in a number of our most significant markets. This exclusive arrangement prevented Apricot from licensing the Fusion Sportsbook Software to any other customers in those jurisdictions, but did not prevent us from utilizing our own or other suppliers’ sportsbook software where we choose to do so. The agreement also permitted the advertising, marketing and promotion of the Fusion Sportsbook Software in each respective territory. The exclusive license agreements with Apricot ended on February 28, 2026.
We also had similar agreements for the exclusive provision by Marown Limited of the U.S. rights in the Marown Sportsbook Software to our subsidiaries DGC USA and GMBS Limited, but these exclusive license agreements also ended on February 28, 2026.
Prior to February 28, 2026 (when SuperGroup Tech Limited completed its acquisition of the Sportsbook Software from Fusion and Marown Limited), we worked closely with Apricot and its affiliates in the ongoing development of the sportsbook product and the PAM system and the customization thereof for our needs. We had direct access to dedicated Apricot resources for this purpose and played a meaningful role in the strategic direction and prioritization of these resources.
Apricot supplies a significant portion of the casino games available for play across all our websites and apps. Other significant online casino gaming software suppliers contracted directly and indirectly include IGT, Light and Wonder and Evolution (including NetEnt and Red Tiger).
Braemar Limited ("Braemar"), a casino software licensor, similarly engage Apricot in agreements for the provision of Apricot’s casino in Ontario, Canada. Braemar sublicenses the Apricot software to our subsidiaries. As of December 31, 2025, Braemar had two casino software licensing agreements with our subsidiaries.
The casino software licensing agreements and sportsbook licensing agreements entered into by our subsidiaries and Braemar have terms and termination rights that are materially similar to those applicable to the casino software licensing agreements and sportsbook licensing agreements with Apricot summarized above.
Other Partnerships, Suppliers and Strategic Collaborations
Our Betway brand has engaged in key relationships (most of them multi-year) with professional sports teams and leagues around the world. Partnerships have included several football (soccer) teams in major European and African leagues, including recent deals with major Premiership clubs such as Arsenal FC, Chelsea FC and Manchester City FC, a deal with F1 team Williams, major horse racing events, eSports teams and events, major cricket leagues, tennis tournaments and sporting celebrities as brand ambassadors. Many of these arrangements have since been extended well beyond their original terms. Currently, more than 60 brand partnerships are in place with several more actively being negotiated.
These arrangements all serve to bolster Betway’s global brand recognition. We believe that over time this strategy has worked to progressively and more effectively amortize Betway’s brand marketing spend, in part explaining improvements in Betway’s growth and financial performance over recent years.
We benefit from a number of long-established "affiliates" marketing partnerships (see section below titled "—Sales and Marketing") that have historically generated a stable and significant stream of new customers.
We typically enter into strategic, multi-year partnerships with land-based gaming operators in order to facilitate entry into markets where a land-based license or partner is prerequisite for market access. For example, we partnered with Espectaculos Deportivos Fronton Mexico S.A. de C.V. for access to sports betting and online casino gaming in Mexico.

SportRadar Agreements
SportRadar AG is a leading information supplier for sport related data and statistics as well as sophisticated technical solutions. We have agreements with SportRadar as part of a global deal, which includes the Managed Trading Services platform for Betway Africa. Our agreements provide that SportRadar will supply products and services for its sports betting and sportsbook operation globally to Betway Limited, who can sublicense its rights to its affiliates.
Perform Content Limited ("Perform") Agreements
Perform owns, operates and provides video and consumer data services to betting operators throughout the world. We have four agreements in place with Perform, each for a different product. Each agreement is between Perform and Betway Limited and each provide access to us and our brand license partners, where appropriate.
IMG
IMG Data Limited is in the business of distributing sports information, data and statistics to third parties. Under our data subscription agreement, IMG agrees to license certain of its content to Betway Limited and provide related technical support services. The content provided under the agreement includes the ATP World Tour, the WTA Tour, the French Open, Wimbledon and the U.S. Open. The agreement also includes the consumption of IMG UFC and Golf scoreboards and data as well as streaming services.
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
Our industry-leading sports sponsorship portfolio includes partnerships with prestigious clubs such as Manchester City, Arsenal, Chelsea, and Atlético Madrid, establishing a strong presence in elite European football. We also continue to expand our footprint with sponsorships in Formula 1 Racing with the addition of Williams Racing as well as sponsorships in major tennis tournaments. In key markets like South Africa, we maintain strategic partnerships with the National Soccer League, SA Rugby and Cricket South Africa, demonstrating our commitment to local market leadership. These partnerships are activated through multiple channels, including TV, radio, print, and online, with positioning and messaging designed to resonate with the target market's emotional connection to their favorite sports.
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
These channels include the following:
App stores
Mobile adoption has reinforced our mobile-first approach, particularly in African markets where our penetration rates exceed 95%. Our technical infrastructure ensures optimal performance across varying network conditions, including sophisticated app store optimization ("ASO"), progressive web applications for markets with bandwidth constraints, and seamless integration with local payment systems. We employ dedicated staff and third-party specialist ASO agencies to optimize results in this area.
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
Alternative product categories and the ability to bet in digital currencies also serve as competition for customer wallet share, most notably lotteries and casual or social games. For example, "daily fantasy" (a variant of fantasy sports leagues) is an alternative to sports betting, casino-style games are a major category on Facebook and in the Apple and Android app stores, and elements of casino gambling have increasingly found their way into top ranking non-gambling games.
As more markets are regulated over time, additional competitors are expected to enter the market. There is typically a significant degree of overlap with competitor offerings with regards to sports events and wager types available for customers to bet on. Similarly, casino game offerings typically overlap significantly as most game providers license the majority of their games to all operators (occasionally specific games might be exclusive to a single operator, but rarely is this the case for an extended period or for games that generate significant revenue).
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
In contrast, Spin's portfolio of casino brands is largely unaffected by seasonality in aggregate as online casino gaming is largely an individual activity unaffected by external calendars. We believe that there is, however, some evidence that seasonality effects may occur at the time of certain major national holidays or vacation periods, and as a result, our revenues and cash flows might be adversely affected during times of the year when customers are naturally more likely to engage with other non-gaming activities.
Capital Expenditure
Ongoing capital expenditure is vital to maintaining and growing our offerings in the markets in which we operate. The Group capitalized $11.4 million of staff expenses for internally-generated software development costs in the year ended December 31, 2025 (2024: $19.9 million) (2023: $20.9 million). Further, included in the total cost of internally-generated software are development costs for intangible assets that are not yet available for use amounting to $32.7 million for the year ended December 31, 2025 (2024: $30.6 million) (2023: $44.3 million).
The Fusion Sportsbook Software acquired from Fusion in early 2026, as discussed in notes 14 and 28 to our consolidated financial statements, is expected to further enhance our software platform capabilities.
In addition, the Group acquired the Waterview Close Properties in 2025, which is split between investment properties amounting to $3.2 million for the portion being let to external parties, and land and buildings within property, plant and equipment amounting to $20.0 million for the portion being used as offices by the Group. Leasehold improvements amounted to $13.0 million in 2025 (2024: $7.0 million), demonstrating our commitment to expanding our footprint across the globe.

Intellectual Property
Intellectual property rights are important to the success of our business. We rely on a combination of trademark, trade secret, database, copyright, confidentiality and other intellectual property protection laws in the United Kingdom, the European Union, the U.S. and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect our intellectual property rights, including our trademarks, database, proprietary technology, software, know-how and copyright. In certain foreign jurisdictions and in the U.S., we have filed trademark applications, currently hold numerous trademarks and domain names, and in the future are likely to acquire additional trademarks and domain names. We have also entered into license agreements, data rights agreements and other arrangements with sports organizations and sports data suppliers for rights to utilize their sports data, of which durations vary but typically are at least annual in duration and are subject to renewal or extension.
As an online business with a customer-facing offering, our trademark and domain name portfolios are of particular importance to us. As of February 11, 2026, we owned 18 trademark registrations and applications in the U.S. and more than 879 trademark registrations and applications in various non-U.S. jurisdictions. Our two main brands, Betway and Spin, enjoy extensive geographic coverage, with the Betway marks registered (or applied for) in the U.S. and in approximately 105 other territories, and the Spin marks registered (or applied for) in approximately 115 territories. As of February, 11 2026, we owned nearly 9,500 domain names.
It has not always been (and may not be) possible or commercially desirable to obtain registered protection for our products, software, databases or other technology. In such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and contractual arrangements to prevent unauthorized use by third parties. We use open-source software in our services and periodically review our use of open-source software to attempt to avoid subjecting our services and product offerings to conditions it does not intend.
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
While we believe that we are in compliance, in all material respects, with all applicable, sports betting, casino, and other online gambling product laws, licenses and regulatory requirements, we are aware that other interpretations of such requirements exist and cannot ensure that our activities or the activities of our affiliates will not become the subject of any regulatory or law enforcement, investigative or other governmental action or proceeding or that any such proceeding or action would not have a material adverse impact on us, our business, financial condition or operations.
In order to operate in certain jurisdictions, we must obtain the appropriate licensure as required under local or other applicable legislation. Generally, each relevant subsidiary and at times certain directors, officers, employees and material shareholders (typically those holding 5% or more of equity — but not limited to that threshold of holdings nor limited to solely holding equity), would be required to qualify as suitable for a license to be awarded. Suitability is highly discretionary but is generally considered by gaming authorities by weighing (i) financial stability, integrity and responsibility; (ii) quality and security of the gaming platform, hardware and software; (iii) general history and background; and (iv) social responsibility. Most gambling authorities have the authority to weigh additional factors and require any documentation or information they deem necessary. The failure of our officers, directors and holders of our shares to submit to background checks and provide any requested disclosure could result in the imposition of penalties and could jeopardize the award of a contract to us or provide grounds for termination of an existing contract. Generally, any person or entity who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that such person or entity is required to do so may be found unsuitable or denied a license, as applicable. If any director, officer, employee or significant shareholder is found unsuitable (including due to the failure to submit required documentation) by a competent regulator or authority, we may deem it necessary, or be required, to sever our relationship with such person or entity.
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
We currently benefit from licenses for our online gambling offerings, such as sports betting and online casino products, in various jurisdictions in Europe, Africa and the Americas, including, but not limited to, Great Britain, Alderney, Spain, Germany, Canada, Malta, South Africa, Zambia and the Mohawk Territory of Kahnawake.
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
In certain jurisdictions we are required to maintain specific local licenses in order to operate, although at times there can be a relative lack of a local regulatory framework with which to comply or a lack of clarity around a specific legal position or interpretation of local legislation. The latter may include a legal position, or interpretation, based on EU or supranational law.
While in certain jurisdictions we are required to maintain specific local licenses in order to operate, there can be a relative lack of a local regulatory framework with which to comply or a lack of clarity around a specific legal position or interpretation of local legislation. The latter may include a legal position, or interpretation, based on EU, or supranational law.
As gaming laws may be subject to alternate interpretations, including regarding their conformity with EU, supranational, or other law, there is a risk that our advised interpretation would be contested by a government agency, or regulator, and our legal position ultimately rejected, which may result in administrative, civil or criminal penalties.
Data Privacy Obligations
In the ordinary course of business, we process personal data. Laws, regulations, rules, guidance and standards in many jurisdictions and other obligations apply to the collection, use, retention, security, disclosure, transfer and other processing of personal data and impose significant compliance obligations.
These frameworks are evolving and may impose potentially conflicting obligations. Such obligations may include without limitation the GDPR, CCPA, PCI DSS, and other foreign data privacy laws. The GDPR is an example of the increasingly stringent and evolving regulatory framework related to personal data Processing that may increase our compliance obligations and exposure for any noncompliance. The GDPR imposes many onerous obligations, including stringent requirements relating to the consent of data subjects in certain circumstances, disclosures about how personal data is used, requirements to respect enhanced data subject rights in certain circumstances, requirements to conduct privacy impact assessments for "high risk" processing, limitations on retention of personal data, mandatory data breach notification and "privacy by design" requirements. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA, as does the UK Data (Use and Access) Act 2025 for transfers from the United Kingdom to countries that have not been judged to ensure an adequate level of protection for personal data, like the U.S.
In the U.S., numerous states have enacted or are in the process of enacting state level data privacy laws and regulations governing the Processing of state residents’ personal data. For example, the CCPA established a new privacy framework for covered businesses requiring businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The California Privacy Rights and Enforcement Act of 2020 expands the CCPA including by imposing additional data privacy compliance requirements and establishing a regulatory agency dedicated to implementing and enforcing those requirements. In addition, privacy- and security-related laws have been passed in other jurisdictions including New York, Virginia, Colorado, Connecticut, and Utah. These and obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflicting from jurisdiction to jurisdiction. Certain of these laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal data than federal, international or other state laws.

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
We have in the past faced, and will likely continue to face, civil claims from customers, individually or by way of class, or other communal, action contesting the legal basis of our services, for example in Austria and Germany, which claims have, to date, either been settled or been contested, or continue to be contested, based on local expert, and, where required, EU-related legal advice.
With respect to certain claims where judgment has been awarded against us, the judgment debts have not been settled based on related, relevant pending European Court of Justice ("ECJ") and European Commission ("EC") decisions, expert local and EU legal advice, relating, but not necessarily limited to the promulgation of Bill 55 (Article 56A of Malta’s Gaming Act ("MGA")), which in effect protects Malta-licensed operators from legal liability resulting from their gambling activities, when the activity is (i) covered under their MGA license and (ii) where Article 56A has enshrined into law Malta’s public policy in relation to the gaming sector, and the European free-movement of services.
On January 15, 2026, Betway Limited successfully defended proceedings in Malta where a player sought to enforce an Austrian judgment debt. The Maltese Court held that the Austrian judgment could not be recognized under Article 45(1)(a) of Regulation 1215/2012 (of the European Parliament and of the Council of 12 December 2012) ("Regulation 1215/2012") because recognition would be manifestly contrary to Maltese public policy. The Court also refused enforcement under Article 46 of Regulation 1215/2012 on the same public‑policy basis. It noted that it could also have relied on Article 56A (of the Treaty on the Functioning of the European Union) to refuse enforcement, but this was unnecessary given its finding that the judgment was already contrary to Maltese public policy. The player is appealing this ruling.
We are currently involved in the following pending material legal proceedings:
Germany
On February 1, 2022, Betway Limited issued a claim against the State of Hesse in the Darmstadt Administrative Court, Germany seeking a declaration that it is not obliged to connect to the LUGAS central database. Betway Limited has since established a connection to both LUGAS central files and accordingly, Betway Limited filed a motion to suspend the procedure on July 2, 2023, which was not granted. The new defendant, Gemeinsame Glücksspielbehörde der Länder, requested the dismissal of the action in December 2023.
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

United Kingdom
Jumpman is subject to an assessment from the His Majesty's Revenue & Customs ("HMRC") totaling £21.5 million ($29.0 million) in respect of Remote Gaming Duty ("RGD") from the third quarter of 2018 to the fourth quarter of 2022. This amount has been reduced to £12.1 million ($16.9 million) as per the letter received from HMRC, dated May 21, 2024. Jumpman appealed the assessment to the First-Tier Tribunal (Tax Chamber) ("FTT") on the basis that Jumpman had already accounted for RGD, and free spins won from MegaReel spins constituted excluded winnings or excluded freeplay and therefore not subject to RGD.
On September 16, 2025, the First-tier Tribunal, Tax Chamber ("FTT") dismissed Jumpman’s appeal and upheld HMRC’s assessments for the relevant periods of assessment (third quarter of 2018 to the fourth quarter of 2022). Jumpman obtained leave to appeal and filed its Notice of Appeal to the Upper Tribunal ("UP") on the basis that the FTT made errors in law and misinterpreted the relevant legislation when deciding Jumpman’s initial appeal. The hearing before the UP has been listed for hearing on June 17 and 18, 2026.
The provision was updated to £13.3 million ($17.9 million) in 2025, which was subsequently reduced by payments made of £0.7 million ($1.0 million), and adjusted for interest and penalties amounting to £7.1 million ($9.5 million), resulting in a provision of £19.6 million ($26.4 million) at December 31, 2025. See note 26, "Commitments and Contingencies" to our consolidated financial statements appearing in this Annual Report.
In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown and which could adversely affect our business. See above "Risk Factors — Litigation and Regulatory Risks — We are party to pending litigation and regulatory and tax audits as well as open tax assessments in various jurisdictions and with various plaintiffs and we may be subject to future litigation and regulatory and tax audits in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business." In addition, from time to time, others may assert claims against us, and we may assert claims and legal proceedings against other parties, including in the form of letters and other forms of communication.
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
The following table sets forth for each of Super Group’s significant subsidiaries, the country of incorporation and the percentage ownership interest and the voting interest held by Super Group.

Name	% Equity interest	Country of incorporation	Nature of business
Raging River Trading Proprietary Limited	100%*	South Africa	Licensed Western Cape Gambling and Racing Board ("WCGB") / software development
Baytree Interactive Limited	100%	Guernsey	Licensed with the Kahnawake Gaming Commission ("KGC")
Betway Limited	100%	Malta	Licensed with the MGA
Eastern Dawn Sports Proprietary Limited	100%	South Africa	Licensed with the Mpumalanga Economic Regulator

*89.29% of the shares in Raging River Proprietary Limited are held by Summit Bay Proprietary Limited while the remaining 10.71% are held by Betway Cares Foundation Non Profit Company ("Betway Cares Foundation NPC"). Summit Bay Proprietary Limited and Betway Cares Foundation NPC are both controlled by and consolidated by the Group, resulting in the Group effectively holding 100% of the shares in Raging River Proprietary Limited. Given the nature of Betway Cares Foundation NPC, which does not have external shareholders or economic ownership interest accruing to other parties outside of the Group, no non-controlling interest ("NCI") is recognized in respect of Betway Cares Foundation NPC.

D.	Property, Plants and Equipment
Our principal executive office is located in Bordeaux Court, Les Echelons, St Peter Port, Guernsey, GY1 1AR. Our primary facilities, located in Guernsey, Malta, South Africa and the United Kingdom, are used primarily for sports trading, management, technology, commercial/sales and marketing, finance, legal, and human resources teams. Worldwide we lease over 240,000 square feet of office space. Our largest lease is in the United Kingdom, under which approximately 62,000 square feet, of office space is leased for the purposes detailed above, resulting in a right-of-use asset of $47.7 million, respectively, being included in the right-of-use assets on the consolidated statements of financial position. None of the remaining individual leases are considered to be material.
We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space can be procured to accommodate any expansion of our operations as needed.
Facilities
Our primary facilities located in Guernsey, Malta, South Africa and the United Kingdom are used primarily for sports trading, management, technology, commercial/sales and marketing, finance, legal, and human resources teams. Worldwide we lease over 240,000 square feet of office space.
We believe that our facilities are adequate to meet our needs for the immediate future and that we will be able to procure suitable additional space to accommodate any expansion of our operations as needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For purposes of this Item 5, "we," "our," "us", "the Group", "Super Group", "SGHC" and the "Company" refer to Super Group (SGHC) Limited and its subsidiaries collectively. The Company conducts its business primarily through its operating subsidiaries.
The following discussion includes information that Super Group’s management believes is relevant to an assessment and understanding of Super Group’s consolidated results of operations and financial condition.
The discussion should be read together with our historical annual consolidated financial statements, as of December 31, 2025, December 31, 2024 and January 1, 2024, and for each of the three years up to December 31, 2025, and the related notes thereto, included in this Annual Report.
This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" included in this Annual Report.
Certain figures, such as interest rates and other percentages included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.
A.Operating Results
Overview
We are a global online sports betting and gaming operator with a mission to responsibly provide first-class entertainment to the worldwide online betting and gaming community. Our strategy for achieving this goal is built around three key pillars:
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

In January 2022, we entered into a Business Combination Agreement with Sports Entertainment Acquisition Corp., a Delaware corporation ("SEAC"), SGHC Merger Sub, Inc., and Sports Entertainment Acquisition Holdings LLC (the "Business Combination"). As part of the Business Combination, SGHC Limited underwent a pre-closing reorganization (the "Reorganization") whereby all existing shares of SGHC Limited were exchanged for newly issued ordinary shares of Super Group (SGHC) Limited. SGHC Limited was deemed the accounting predecessor and Super Group (SGHC) Limited has become the successor registrant with the SEC.
As of the date of this Report, our subsidiaries are licensed in 20 jurisdictions and collectively we have approximately 2,900 employees. During 2025, on average, over 5.6 million customers per month yielded $4.7 billion in wagers per month. During 2025, total wagers amounted to $56.8 billion. Our business generated $2.2 billion in net gaming revenue for the year ended December 31, 2025 in different geographic regions, including North America, South America, Europe, Africa and Middle East, and Asia-Pacific, such regions accounting for 33%, 1%, 19%, 40%, and 7%, respectively, of our total revenue in 2025.
What We Do
Our global online sports betting and casino gaming services are delivered to customers by way of two primary product offerings:
•Betway, a single-brand premier online sports betting and casino offerings, and
•Spin, a multi-brand online casino offering.
Betway is our single-brand online sports betting and casino offering with a global footprint derived from licenses to operate throughout Europe, the Americas and Africa. Betway seeks to continue to grow brand awareness, including through an expanding portfolio of partnerships and collaborations with sports teams, leagues and ambassadors worldwide. Betway has more than 90 such arrangements and seeks to maximize its impact and reach.
Spin is our multi-brand online casino offering. Spin’s diverse portfolio of more than 16 casino brands is designed to be culturally relevant across the globe while aiming to offer a wide range of casino products. Spin is casino-led but some of its brands also offer sports betting products. Spin seeks to achieve growth through a broad range of targeted marketing channels in which we believe an expansive brand portfolio will be a significant asset. In September 2022, we expanded the Spin portfolio by acquiring a majority stake in Jumpman. In 2024, the remaining stake was acquired. Jumpman is a multi-brand B2C casino operator, which runs on proprietary technology and also supplies a number of white label brand partners, with a focus on a more recreational segment of the market than Betway and Spin. Across its entire business, Jumpman operates approximately 200 brands and generates almost all of its revenue from the UK.
As part of our efforts to further expand our global footprint, in January 2023, we acquired DGC, the parent of DGC USA, which holds the exclusive license to use the Betway brand in the U.S.
Following an extensive internal review, DGC USA announced in July 2024 that it would undertake an exit plan for its sportsbook product in all of the nine states in which it was live. This exit process has been completed, and so DGC no longer offers any sports betting products in the U.S.
DGC USA continued to offer casino games in Pennsylvania and New Jersey, under the Betway and Jackpot City licenses in 2024. This offering continued in 2025, with a rebrand from Betway to Spin Palace in March 2025. DGC USA announced in July 2025 that it would be exiting its U.S. iGaming operations. This exit has now completed and DGC USA no longer offers any betting products in the U.S.
Following Betway’s global expansion, we have in certain circumstances licensed the brand to third parties in certain jurisdictions where licensees are better positioned to capture market opportunity while taking advantage of the global brand, in consideration for a license fee.

Other Acquisitions and Disposals
In January 2023, we completed the acquisition of DGC USA.
In August 2023, we acquired 75% of the outstanding shares of SportCC ApS ("SportCC"), a company which provides sports data and content services. In December 2025, we acquired the remaining 25% of the outstanding shares of SportCC.
In November 2023, we acquired 100% of the outstanding shares of 15 Marketing Limited ("15 Marketing"), a company that provides marketing services.
As a result of these acquisitions, some of the acquired entities and their subsidiaries are included in our consolidated financial results only for varying parts of the year. See section titled "—Key Components of Revenue and Expenses" later in this section.
In April 2021, SGHC Limited entered into an option agreement for a third party, Mahi Gaming LLC, to purchase the business-to-business division of DGC subject to all required gaming approvals in the U.S. first being obtained in respect of the asset transfer. The disposal of the business-to-business division of DGC was completed on February 1, 2024 - see note 19 to our consolidated financial statements included in this Annual Report.
On November 1, 2024, the Group acquired the remaining 30% non-controlling interest of the Verno Group of companies after an initial transaction in 2022. For more details, see note 27 to our consolidated financial statements included in this Annual Report.
On July 15, 2025, the Group acquired 100% of the outstanding shares of Finedge Solutions (Pty) Ltd, a company that holds South African financial services licenses and registrations.
Key Factors Affecting Operating Results
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section above titled "Risk Factors—Risks Related to Our Business." Our financial position and results of operations depend to a significant extent on the following factors:
Ability to Acquire, Retain and Monetize Customers
Our ability to effectively market our offerings is critical to operational success. We undertake a variety of marketing initiatives, including traditional marketing channels (such as television, print and radio), digital marketing (such as online display advertising, search engine marketing, social media and "affiliate" marketing, the latter being an industry term describing independent third-party marketing agencies that are not affiliated with us) and retention marketing (including via email, text messages and social media). Traditional marketing channels are by their nature difficult to measure. Digital marketing is typically more measurable but somewhat more complex to undertake. Retention marketing is subject to customer consent, which is not always granted or may be revoked. In all cases it is therefore difficult to extrapolate our past performance into the future or into new markets where we have not previously marketed our products and offerings.
In all of our marketing channels, we make widespread use of incentives, which are accounted for as a deduction in the calculation of revenues. We attempt to evaluate our customers individually and in real-time using a wide range of data points and with reference to proprietary models of customer behavior and profitability. Customer behavior and competitive forces are constantly evolving, and it is therefore difficult to extrapolate our past performance into the future or into new markets where we have not previously marketed our products and offerings.
Our ability to execute on our marketing plans is subject to regulatory constraints in each market, and it is not unusual for marketing-related regulations to change from time to time. We therefore cannot be certain that historic marketing channels will be available to us in the future or whether we will be allowed to utilize the same incentivization mechanisms in the future.

While we are continuing to assess the efficiency of our marketing activities, our knowledge obtained over our operating history and the relative novelty of the online casino and sports wagering industries in certain markets or geographic regions make it difficult for us to predict when we will achieve our longer-term profitability objectives.

Industry Trends and Competitive Landscape
We operate within the global entertainment, betting and gaming industries, which comprise diverse products and offerings that compete for consumers’ time and disposable income. As we prepare to enter new jurisdictions, we expect to face significant competition from other established industry players, some of which may have access to more resources or may have more experience in online casino and sports wagering in these jurisdictions. In existing jurisdictions, we also expect to face significant competition from existing competitors and new entrants, while in both new and existing jurisdictions ancillary product categories such as daily fantasy sports, casual games and financial services (where products are evolving over time to include "gamification" features that often closely resemble gambling) will also increase competitive pressure.
Legalization, Regulation and Taxation
Our growth depends on expanding our activities in existing markets, as well as on successfully entering new markets and new geographies around the world. We believe that incremental legalization and regulation of online casino and sports wagering, derived from governments’ desire to protect consumers and increase tax revenues, will create global opportunities for us to expand into newly regulated markets worldwide. For example, the Canadian Parliament passed on June 22, 2021 legislation allowing provinces to regulate single-game wagering within each province. Our strategy is to monitor closely changes in regulations that enable expansion of existing markets or entry into new markets and seize such opportunities in a financially prudent manner. The rate at which existing and new jurisdictions undergo regulatory changes, and online casinos and sports wagering markets expand (in the case of existing markets) or become legal (in the case of new markets), will impact the prospects and pace of our growth as we continue to expand our global footprint.
The process of securing the necessary licenses or partnerships to operate in a new jurisdiction may take longer than we anticipate. In addition, legislative or regulatory changes or restrictions and gaming taxes may make it less attractive or more difficult for us to do business in a particular jurisdiction and may impact our profitability in both positive and negative ways that make the overall net effect hard to predict. In the past, when countries have introduced regulatory frameworks, our financial results have been impacted by, among other things, increased taxation and compliance costs, offset by improvements in other costs of doing business such as payment processing and product costs. In some cases, the introduction of a restrictive regulatory regime has resulted in a decrease in the size of the market, whereas in others a liberal regulatory regime has led to an increase in the size of the market. Further, certain jurisdictions require us to have a relationship with a land-based casino for online sports and casino wagering access, which tends to increase our costs of revenue. Countries or states that have established state-run monopolies may limit opportunities for private operators.
Some countries impose taxes on online casino and sports wagering, which may vary substantially among jurisdictions. Some jurisdictions impose constraints on the amounts of money that customers are allowed to deposit or lose ("loss limits"), sometimes in absolute terms without reference to the means of individual customers. Some jurisdictions impose constraints on the nature and extent of the marketing that may be undertaken in relation to our products. We believe that the jurisdictions that will create the most compelling levels of profitability are jurisdictions with both online casino and sports wagering at favorable tax rates, with customer loss limits at levels that relate responsibly to what customers can afford to gamble with, and with marketing regulations that enable us to engage meaningfully with customers. Conversely, we expect that a minority of jurisdictions will set tax rates at unprofitable levels, set customer loss limits at arbitrarily low levels or impose onerous constraints on marketing, in which case we might not be able to profitably trade in those jurisdictions.
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
In the short term, for online casino wagering and online sports wagering, the element of chance may affect win rates (hold rates); these win rates, particularly for online sports wagering, may also be affected in the short term by factors that are largely beyond our control, such as unanticipated event outcomes, a customer’s skill, experience and behavior, the mix of games played or wagers placed, the financial resources of customers, the volume of wagers placed and the amount of time spent gambling. Factors that are nominally within our control, such as the level of incentives given to customers, might not, for various reasons both within and beyond our control, be well-controlled and hence in turn might impact win rates. For online casino games, it is possible that a random number generator outcome or game will malfunction or is otherwise misprogrammed to pay out wins in excess of the game’s mathematical design and award errant prizes. For online sports wagering, it is possible that our platform erroneously posts odds or is otherwise misprogrammed to pay out odds that are highly favorable to bettors, and bettors place wagers before the odds are corrected. Additionally, odds compilers and risk managers are capable of human error, so even if our wagering products are subject to a capped payout, significant volatility can occur. Similarly, inadvertently over-incentivizing customers can convert a sports wager or casino game that would otherwise have been expected to be profitable for us into one with a positive expectation for the player.
A further factor, particularly relevant to some areas of our sports betting business, concerns the volatility inherent in certain types of wagers, particularly parlay or accumulator wagers, which are single wagers that link together two or more individual wagers and are dependent on all of those wagers winning together. It is not unusual for a large number of customers to back similar outcomes, and if a high proportion of those outcomes transpire then it is possible that in aggregate these customers will win large sums of money. This is an expected and normal feature of the business that we have in the past experienced and expect to do so again in the future.
As a result of the variability in these factors, the actual win rates on our online casino games and online sports wagers may differ from the theoretical win rates it has estimated and could result in the winnings of its online casino games or sports betting customers exceeding those anticipated. The variability of win rates (hold percentages) also has the potential to adversely affect our business, financial condition, results of operations, prospects and cash flows. See "Risk Factors — Risks Related to Our Business — Our business depends on the success, including win or hold rates, of existing and future online betting and gaming products, which rely on a variety of factors and are not completely controlled by us."
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
Seasonality
Our sport-focused Betway offerings trade in many major markets in both hemispheres and hence benefit from the year-round sporting calendar. Different sporting leagues and events are relatively more or less important in different markets and hence the business benefits from a natural degree of diversification. Various sporting events take place every day around the world in multiple time zones and, particularly with the advent of virtual sports and eSports, events are available for wagering 24/7/365.
Sports betting is prone to seasonal fluctuations that may impact revenues and cash flows. Most major sporting leagues and events do not operate year-round and as a result our operations may be impacted by variations in the sporting calendar over the course of a year. In particular, certain sports leagues operate formats (playoffs, championships, cup finals, etc.) that naturally result in increased customer interest as the end of the season approaches for those sports. Similarly, certain sporting events only operate at specific times of the year (major horse races, major tennis tournaments, etc.) and certain other events only operate on a multi-year cycle (Olympics, FIFA World Cup, etc.).
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
Spin's portfolio of casino brands is largely unaffected by seasonality in the aggregate as online casino gaming is largely an individual activity unaffected by external calendars. Seasonality effects may occur at the time of certain major national holidays or vacation periods and as a result our revenues and cashflow might be adversely affected during times of year when customers are naturally more likely to engage with other non-gaming activities.
Consequently, despite these factors, due to our widespread geographic footprint, diverse customer base, and broad product offering, the effects of seasonal fluctuations on the Group's results are less pronounced.
Key Operational Metrics
Monthly Active Customers
We use monthly active customers ("MAC") as an important measure of our customer base. We define MAC as the number of registered customer accounts that wager at our online casino games or sports betting offerings at least once during a particular month. This metric is calculated using internal company data and is not validated, audited or reviewed by an independent party. The size and growth of our monthly active customers directly affects our revenue generated from our online casino games and sports betting offerings, as well as our operating expenses associated with the infrastructure and customer support that is necessary to service customers.

Average MAC for 12-month periods ended
	Value millions	Growth from Prior Year millions	%
December 2025	5.63	0.84	18%
December 2024	4.79	0.82	21%
December 2023	3.97	1.14	40%
Key Components of Revenue and Expenses
Revenue
We generate revenue through income earned from online gaming activities, comprising online casino games and sports betting, plus fees from brand licensing agreements. Net Gaming Revenue ("NGR") is gross gaming revenue (inclusive of both online casino and sports betting) minus incentives, minus payments to casino game suppliers in order to fund progressive jackpot network games, and minus value-added tax ("VAT") and goods and services tax ("GST") in countries where these taxes are applicable. Our revenue is therefore calculated as gross gaming revenue (the total amount of money wagered by players minus the total winnings paid out) from casino games and sports betting plus fees from brand licensing agreements minus utilized customer incentives adjustments minus payments to casino game suppliers in order to fund progressive jackpot network games minus VAT minus GST.
NGR is a component of revenue comprising online casino and sportsbook net gaming revenue. NGR is an internal measure we use as an indicator of our overall performance and for comparison against peers which disclose similar numbers on a regular basis. The value and growth of NGR directly affects our revenue generated from our online casino games and sports betting offerings. A number of other operating expenses are correlated with NGR, including fraud, payment processing, "affiliates" marketing and the provision of casino and sports betting products. The same is true to a lesser extent of operating expenses associated with the infrastructure and customer support that is necessary to service customers.
Revenues generated from online casino games and sports betting are recognized at fair value, representing the amount staked by the customer adjusted for any customer incentives. They are subsequently re-measured when the transaction price is known and the amount payable is confirmed, at which point the movement is recorded as a gain or loss in our consolidated financial statements. Such gains and losses arise from similar transactions and are therefore offset within revenue. Subsequent changes in these fair values are recorded in our consolidated financial statements, provided that it is probable that economic benefits will flow to us and the revenue can be reliably measured.
We recognize NGR transactions at the point at which they are settled. Any open positions at year end are fair valued with the resulting gain or loss recorded in our consolidated financial statements. Customer liabilities related to these timing differences are accounted for as derivative financial instruments.
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
During the year ended December 31 2025, we had four operating segments, Betway, Spin, Jumpman and DGC; and two reportable segments, Betway and Spin (Jumpman aggregates with Spin and DGC aggregates with Spin for items relating to Jackpot City and Betway for items relating to the Betway brand). These operating segments engage in business activities from which they may recognize revenues and incur expenses. These segments can be disaggregated by various characteristics but mostly by brand.

Our sports betting revenue is mostly generated by Betway, which also generates some revenue from online casino. Online casino revenue is mainly generated by Spin (which consists of more than 16 separate brands collectively referred to as Spin), which also generates a small amount of revenue from sports betting. Revenue is recorded based on the underlying source and costs are reasonably allocated between Betway and Spin based on, in the case of direct cost, the brand of the revenue on which those direct cost are calculated, and in the case of marketing cost based on which brand is promoted to customers.
Direct and Marketing Expenses
Direct expenses comprise costs incurred directly in relation to the Company’s gaming operations and associated activities. These costs include Gaming tax, license costs and other tax, processing & fraud costs, royalties, staff related expenses, other operational costs, and foreign exchange losses (excluding foreign exchange on processing), and the costs are expensed as incurred. Royalty costs are calculated monthly and expensed accordingly in the statement of profit or loss.
Marketing Expenses are the costs associated with affiliate marketing, brand spend, other marketing taxes, marketing usage and marketing operational costs. Affiliate marketing expenses include commission paid to the affiliates and include both costs per acquisition and revenue-share agreements. Costs associated with marketing are expensed as incurred. Affiliate marketing cost is calculated monthly and expensed in the statement of profit or loss.
General and Administrative Expenses
General and administrative expenses include professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies. Administrative expenses also include technology-related expenses relating to subscriptions, operational software, domain management and license costs. Expenses incurred related to back office support staff as well as Group-level executive salaries, bonuses and benefits, are also included under this item.
Depreciation and Amortization
Depreciation and amortization are provided on property and equipment over the estimated useful lives on a straight-line basis. Depreciation and amortization also include the amortization of intangible assets on both diminishing balance (for customer databases) and straight-line basis (for all other categories) as well as right-of-use assets written off on a straight-line basis. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the profit before taxation.
Finance Expense and Income
Finance expenses consists primarily of interest paid in respect of lease liabilities and loans payable. Finance income consists primarily of interest received in respect of bank balances and loans receivable.
Impairment of assets
Impairment of assets relates to the impairment loss recognized due to the impairment of intangible assets and property, plant and equipment following the closure of the U.S. sportsbook market. In addition, there was an impairment of goodwill due to the recoverable amount of the DGC cash generating units ("CGU") being lower than the carrying amount. Refer to note 10 to the consolidated financial statements included in this Annual Report for details.
Gain on disposal of business
Gain on disposal of business in 2024 relates to the gain recognized on the sale of the B2B division of DGC. Refer to note 19 to the consolidated financial statements included in this Annual Report for details.

Change in fair value of options
Change in fair value of options relates to the fair value gain or loss resulting from the change in fair value of the underlying derivative instrument to which it relates. Amounts incurred for the year ended December 31, 2024 relate mainly to the Mahi option, with small amounts relating to T and W Holdings Proprietary Limited and SportCC. Amounts incurred for the year ended December 31, 2023 related to the Mahi option, which was exercised in February 2024. Refer to note 18 to the consolidated financial statements included in this Annual Report for details.
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
Change in Presentation Currency
The Group has adopted a change in presentation currency from the Euro to the United States Dollar ("USD" or "$") on January 1, 2025. The comparative information has been re-presented retrospectively to our consolidated financial statements included elsewhere herein as if the new presentation currency had always been the presentation currency of the Group. Refer to note 2.3 pertaining to this change.

Change in Segment Presentation

The Group has changed the presentation of its segment disclosures during the year ended December 31, 2025. The comparative information herein has been represented retrospectively for all periods presented on a consistent basis. Refer also to note 4 to our consolidated financial statements included elsewhere herein pertaining to this change.

Results of Operations
Year Ended December 31, 2025, Compared to the Year Ended December 31, 2024
The following table sets forth our historical consolidated results of operations for the annual periods indicated:

Super Group $ 'millions
For the year ended December 31, 2025
Revenue	2,231
Direct and marketing expenses	(1,565)
General and administrative expenses	(176)
Impairment of assets	(68)
Depreciation and amortization expense	(74)
Other operating income	9
Finance income	11
Finance expense	(11)
Change in fair value of options	—
Share of post-tax profit of equity accounted investments	(1)
Profit/(loss) before taxation	356
Income tax expense	(138)
Profit/(loss) for the period	218

For the year ended December 31, 2024
Revenue	1,835
Direct and marketing expenses	(1,374)
General and administrative expenses	(175)
Impairment of assets	(40)
Depreciation and amortization expense	(84)
Other operating income	7
Finance income	11
Finance expense	(7)
Change in fair value of options	(14)
Gain on disposal of business	44
Share of post-tax profit of equity accounted investments	1
Profit / (loss) before taxation	204
Income tax (expense) / income	(81)
Profit/(loss) for the period	123

Revenue

	Betway $ 'millions	Spin $ 'millions	Super Group $ 'millions
Year ended December 31, 2025
Online casino	940	850	1,790
Sports betting	408	—	408
Brand licensing	26	—	26
Other	7	—	7
Total Group revenue	1,381	850	2,231

Year ended December 31, 2024
Online casino	716	728	1,444
Sports betting	363	—	363
Brand licensing	20	—	20
Other	7	1	8
Total Group revenue	1,106	729	1,835

Our total revenue was $2.2 billion for the year ended December 31, 2025, an increase of $396.7 million or 21.6% (Constant Currency: 20.5%) compared to $1.8 billion for the year ended December 31, 2024, due to strong growth performances in the Africa and Middle East (an increase of $189.9 million or 26.8%), Europe (an increase of $126.0 million or 42.1%) and North America (an increase of $89.7 million or 13.8%) markets. This growth was attributable to stable twelve-month average sports margins, which led to an increase in sports betting income. Additionally, revenue growth was positively impacted by quarterly increases in wagers for both casino and sports, bolstered by record customer participation.
This growth was partially offset by the closure of markets in the South America market prompted by impending regulatory shifts, leading to a decrease of $5.3 million or 21.9%.
The charts below illustrate the monthly average active customers, and revenue, for Betway and Spin respectively.

Betway
Revenue for the Betway segment increased by $275.9 million or 25.0% to $1.4 billion for the year ended December 31, 2025, compared to $1.11 billion for the year ended December 31, 2024.
Brand licensing revenue increased by $5.9 million or 29.3% to $26.0 million for the year ended December 31, 2025, compared with $20.1 million for the year ended December 31, 2024. Revenue from brand license fees is earned through the utilization of the Betway brand, which increased during 2025 mainly due to revised terms of the brand license fee agreements, which were renegotiated in response to the strong performance of these brands within partner markets.
Sports betting gaming revenue for the Betway segment increased by $45.4 million or 12.5% to $408.1 million for the year ended December 31, 2025, compared to $362.7 million for the year ended December 31, 2024. The growth in 2025 was due to improved margins on sports betting, which increased to 13.2% for the year ended December 31, 2025 compared to 12.7% for the year ended December 31, 2024, representing an increase of 29 basis points and an increase in our monthly average active customer base, which increased to 5.0 million in 2025 from 4.4 million in 2024, representing a 15.2% increase. The growth in monthly average active customers can be attributed to factors such as enhanced customer acquisition strategies, improved customer retention efforts, strategic investment in brand marketing and the deployment of additional resources to enhance our product offering and broadened our market appeal.
Online casino gaming revenue for the Betway segment increased by $224.1 million or 31.3% to $940.1 million for the year ended December 31, 2025, compared to $716.0 million for the year ended December 31, 2024. This growth was mainly due to strong performance in the Africa and Middle East and Europe markets (an increase of $173.9 million or 24.7% and $107.8 million or 51.6%, respectively). This strong performance was supported by a stronger emphasis on casino features within Betway, the steady rollout of additional gaming options for customers, and increased spending to support brand marketing. Revenue growth from content was largely driven by the content mix offered within the casino product, which resulted from expanded offerings in Africa and Middle East, contributing $72.9 million and 116.6% year on year from this market alone.
Average monthly active customers for Betway increased by 0.7 million or 15.2%, to 5.0 million for the year ended December 31, 2025, from 4.4 million for the year ended December 31, 2024.

Spin
Revenue for the Spin segment increased by $121.5 million or 16.7% to $850.5 million for the year ended December 31, 2025, compared with $728.9 million for the year ended December 31, 2024.
Online casino gaming revenue for the Spin segment increased by $122.3 million or 16.8% to $850.3 million for the year ended December 31, 2025, compared to $728.0 million for the year ended December 31, 2024. Spin online casino revenue in the North America market for the year ended December 31, 2025 grew by $99.0 million to $595.9 million compared to $496.9 million for the year ended December 31, 2024, mainly due to enhanced customer acquisition and retention strategies, coupled with increased investments into new marketing channels. Monthly active customers in the North America market for Spin increased by 58,586 or 37.0%, to 217,003 for the year ended December 31, 2025, from 158,417 for the year ended December 31, 2024. Online casino revenue was also supported by growth in the Africa and Middle East and Europe markets (an increase of $16.0 million or 335.0% and $18.2 million or 20.1%, respectively) following the launch of the Jackpot City in more countries within these markets.
This was partially offset by a decrease in revenue from New Zealand within the Asia-Pacific market, which resulted from both reduced marketing efforts in anticipation of regulatory adjustments and the impact of regional economic conditions on consumer spending power. Consequently, revenue from the Asia-Pacific region decreased by $6.9 million or 5.6% to $117.1 million for the year ended December 31, 2025, compared to $124.0 million for the year ended December 31, 2024.
Direct and Marketing Expenses*

	Super Group $ 'millions	Betway $ 'millions	Spin $ 'millions	Head Office and Other $ 'millions
For the year ended December 31, 2025
Direct Expenses	1,053	609	410	34
Gaming tax, license costs and other tax	264	171	93	—
Processing & Fraud Costs	258	183	75	—
Royalties	281	117	164	—
Staff related expenses	143	75	33	35
Other operational costs	104	67	37	—
Foreign exchange losses (profits) (excluding foreign exchange on processing)	3	(4)	8	(1)
Marketing Expenses	512	293	219	—
Direct and marketing expenses	1,565	902	629	34

For the year ended December 31, 2024
Direct Expenses	926	584	310	32
Gaming tax, license costs and other tax	193	140	53	—
Processing & Fraud Costs	219	152	67	—
Royalties	239	91	148	—
Staff related expenses	144	97	22	25
Other operational costs	111	93	15	3
Foreign exchange losses (excluding foreign exchange on processing)	20	11	5	4
Marketing Expenses	448	263	185	—
Direct and marketing expenses	1,374	847	495	32

*Direct and Marketing expenses shown above include costs allocated to the Betway and Spin reportable segments, as well as related costs that are excluded from segmental expenses reported to the CODM. Below is a detailed reconciliation of the Direct and marketing expenses presented above to note 4 in the consolidated financial statements.

	2025 Betway $ 'millions	2025 Spin $ 'millions	2025 Head Office and Other costs $ 'millions	2025 Total $ 'millions
Direct and marketing expenses per note 4	892	588	—
Reconciling items:
iGaming Closure	—	17	—
Change in provision for gaming taxes	—	21	—
Other adjustments[1]	10	3	—
	902	629	—
Head office and other costs	—	—	34
Direct and marketing expenses	902	629	34	1,565

	2024 Betway $ 'millions	2024 Spin $ 'millions	2024 Head Office and Other costs $ 'millions	2024 Total $ 'millions
Direct and marketing expenses per note 4	799	493	—
Reconciling items:
Sportsbook closure	33	—	—
Market closure	6	—	—
Other adjustments[1]	9	2	—
	847	495	—
Head office and other costs	—	—	32
Direct and marketing expenses	847	495	32	1,374
1'Other adjustments' refers to unrealized foreign exchange, expenses in connection with RSU awards and other immaterial items.

Direct and marketing costs were $1.57 billion for the year ended December 31, 2025, an increase of 13.9% (Constant Currency: 10.2%) compared to $1.37 billion for the year ended December 31, 2024, mainly as a result of an increase in direct expenses related to the growth of revenue in Africa and Middle East, North America and Europe markets and a marketing expenditure increase in monetary value but decrease as a percentage of total revenue, in line with strategy to continue to identify and assess more effective marketing channels with higher returns on spend while still delivering strong overall growth.
Total marketing expenditure increased by $63.6 million or 14.2% for the year ended December 31, 2025 to $511.8 million compared with $448.2 million for the year ended December 31, 2024.
The overall marketing expenditure to gaming revenue ratio for the year ended December 31, 2025 decreased to 23.3% from 24.8% for the year ended December 31, 2024, as the business continued to identify more effective marketing channels with higher returns on spend while still delivering strong growth.

Of our overall direct and marketing expenses, direct expenses comprised 67.3% of the total direct and marketing expenses during the year ended December 31, 2025 and 67.4% of the total direct and marketing expenses during the year ended December 31, 2024. Direct expenses increased by 13.7% to $1.1 billion for the year ended December 31, 2025 from $926.0 million for the year ended December 31, 2024.
The increase in gaming taxes, license expenses, and other tax obligations aligns with our revenue expansion, which primarily occurred in the Africa and Middle East, Europe, and North America markets, all of which impose market-specific gaming and betting taxes or licensing fees. Additionally, the increase in taxes was impacted by the implementation of new gaming duties in New Zealand (an increase of $7.6 million), requiring offshore operators to pay gambling taxes beginning in July 2024. The initiation of gaming operations in Botswana for the 2025 financial year also resulted in additional tax liabilities connected to the market (an increase of $7.2 million).
Processing & Fraud Costs increased by $38.4 million or 17.5% to $257.6 million for the year ended December 31, 2025 compared to $219.2 million for the year ended December 31, 2024. The primary factor behind this was an increase in processing costs of $35.7 million or 16.9%, which was less than the growth in revenue during that time frame. This was largely the result of changes in the country mix, with the majority of revenue expansion occurring in the Africa and Middle East and Europe markets, where processing costs are lower compared to those in the Asia-Pacific and North America markets. Additionally lower transaction processing fees negotiated with major service providers have led to notable cost savings. By partnering with local banks in the North America market, mainly Canada, the region has experienced improved efficiencies in handling expenses, particularly those related to currency conversion.
Staff related expenses, relating to direct costs decreased for the year ended December 31, 2025 by 1.1% or $1.5 million to $142.7 million from $144.2 million for the year ended December 31, 2024. The decrease reflects the impact of the various initiatives, driven by the business, to ensure operational efficiencies across most of the operating units resulting in a decrease in the average number of employees, while also leveraging automation, such as technology and better processes, in key functional areas of the business. This decrease was supported by additional AI-enabled improvements such as customer support and fraud and risk screening tools.
Our royalties to gaming revenue ratio for the year ended December 31, 2025 decreased to 13% from 13.2% for the year ended December 31, 2024 although the royalties amount increased by $41.4 million. Royalties as a percentage of revenue declined because the Africa and Middle East market, which contributed to our overall revenue growth, utilizes bespoke software at a lower overall cost relative to other markets where we rely on external providers.
Other operational costs decreased by $7.7 million or 6.9% during the year ended December 31, 2025, to $103.7 million from $111.4 million for the year ended December 31, 2024. Write offs related to the closure of certain markets for the year ended December 31, 2025 were $2.9 million compared to $9.6 million for the year ended December 31, 2024.

Betway
Marketing expenditure in the Betway segment increased by $29.8 million or 11.3% for the year ended December 31, 2025 to $293.1 million compared with $263.3 million for the year ended December 31, 2024. Marketing expenditure as a percentage of gaming revenue, however, decreased to 21.7% for the year ended December 31, 2025 from 24.4% for the year ended December 31, 2024. Despite the decrease in marketing expenditure as a percentage of gaming revenue, Betway still achieved growth in revenue of 24.9% for the year ended December 31, 2025, mainly due to effective deployment of marketing strategies and investment into channels and markets that provide a higher return on investment. An additional $21.3 million or 89.5% saving in marketing was also realized with the closure of sports betting in the US during 2025 and the subsequent decision to cease operating the Betway brand in that market, leading to marketing spend in the U.S. of only $2.5 million for the year ended December 31, 2025 compared to $23.8 million for the year ended December 31, 2024.
Direct expenditure in the Betway segment increased by $25.2 million or 4.3% to $609.2 million for the year ended December 31, 2025 from $584.0 million for the year ended December 31, 2024 , attributable to:

•gaming tax and license costs, which is directly related to revenue, increased by $30.6 million or 21.8% to $170.8 million for the year ended December 31, 2025, compared to $140.2 million for the year ended December 31, 2024. The growth recorded in the South Africa and United Kingdom regions, where local revenues are subject to substantial betting and gaming taxes, was consistent with this trend. Further, additional tax obligations were introduced in Botswana in 2025, which resulted in an increase of $7.2 million.
•processing & fraud costs increased by $31.1 million or 20.5% to $183.2 million for the year ended December 31, 2025, compared to $152.1 million for the year ended December 31, 2024, in line with the growth of gross revenue for the Betway segment. Processing & fraud cost as a percentage of gaming revenue decreased to 13.6% for the year ended December 31, 2025 from 14.1% for the year ended December 31, 2024, due to great cost efficiency optimization. These cost efficiencies are mainly the result of increased revenue from the European market, which has consistently experienced lower contracted transaction processing fees with significant service providers and the introduction of local banking partners in North America, mainly Canada, which has led to additional processing cost reductions, boosting overall operational efficiency;
•royalty costs, which are directly linked to revenue, increased by $25.9 million or 28.4% to $117.1 million for the year ended December 31, 2025, compared to $91.2 million for the year ended December 31, 2024. Royalty cost as a percentage of gaming revenue has also increased to 8.7% for the year ended December 31, 2025, from 8.5% for the year ended December 31, 2024. The Africa and Middle East market was the main driver of the increase in royalty costs, with notable growth in casino royalty costs stemming from game content providers who imposed slightly elevated rates. Despite this, casino revenue in the Africa and Middle East market increased by $147.1 million, or 31%, to 626.9 million for the year ended December 31, 2025, compared to $479.9 million for the year ended December 31, 2024;
•staff related expenses decreased by $21.7 million or 22.5% to $75.0 million for the year ended December 31, 2025, compared to $96.7 million for the year ended December 31, 2024. In alignment with the Group’s overarching strategy, this decrease reflects various initiatives to enhance efficiency in operations, alongside a leveraging of automation in key functional areas the business has invested in; and
•other operational costs decreased by $25.3 million or 27.3% to $67.3 million for the year ended December 31, 2025, compared to $92.6 million for the year ended December 31, 2024. Of this decrease, $28.8 million directly related to the costs incurred as a result of the decision to close the sportsbook in the U.S. during the year ended December 31, 2024.

Spin
Marketing expenditure in the Spin segment increased by $33.7 million or 18.2% to $218.6 million for the year ended December 31, 2025 compared with $184.9 million for the year ended December 31, 2024. Marketing expenditure as a percentage of gaming revenue increased to 25.7% for the year ended December 31, 2025 from 25.4% for the year ended December 31, 2024. The primary reason for this was the increased investment in the Jackpot City brand in 2025. Key initiatives included sponsoring the Williams Formula 1 team, extending the brand's presence into additional African territories, and markedly raising spending in Canada. The increase was partially offset by the exit from the U.S. market, which led to a one-year decline of $10.7 million;
Direct expenses in the Spin segment increased by $100.2 million or 32.3% to $410.2 million for the year ended December 31, 2025, compared with $310.0 million for the year ended December 31, 2024. The growths in these direct expenses are in line with the growth in revenue. Direct expenses as a percentage of gaming revenue increased to 48.3% for the year ended December 31, 2025 compared to 42.6% for the year ended December 31, 2024.
The main cost items can further be analyzed as follows:
•gaming tax and license costs, which are directly related to revenue, increased by $39.7 million or 74.4% to $93.1 million for the year ended December 31, 2025 compared to $53.4 million for the year ended December 31, 2024. These costs as a percentage of gaming revenue also increased to 11.0% for the year ended December 31, 2025 from 7.3% for the year ended December 31, 2024. The launch of Jackpot City in the U.S. accounted for $9.0 million, while another $8.5 million can be attributed to the introduction of the offshore gambling duty that came into effect from July 2024 for all offshore operators in New Zealand. A provision for $21.3 million, excluding interest of $5.1 million, was also made in connection with an ongoing matter with the HMRC, disclosed under note 21 to our consolidated financial statements;
•processing & fraud costs increased by $8.2 million or 12.1% to $75.4 million for the year ended December 31, 2025 compared to $67.2 million for the year ended December 31, 2024. Despite the overall increase, processing & fraud costs as a percentage of gaming revenue decreased to 8.9% for the year ended December 31, 2025 from 9.2% for the year ended December 31, 2024. The decrease was due to successfully negotiating decreased merchant transaction charges with payment service providers and the streamlining of operations by collaborating with local banking institutions in major global regions; and
•royalty costs, which are charged on casino revenue, increased by $15.4 million or 10.4% to $163.6 million for the year ended December 31, 2025 compared to $148.2 million for the year ended December 31, 2024. The increase was less than the growth in revenue, primarily because negotiations with platform service providers resulted in the ability to deduct additional rebates. Additionally, Jumpman’s typical royalty cost is considerably lower for its casino products than that of other Spin operators as Jumpman utilizes a proprietary, internally built platform.
Head Office and Other
In Head Office and Other net costs, direct and marketing expenditure increased by $2.0 million or 6.3% to $34.0 million for the year ended December 31, 2025 compared with $32.0 million for the year ended December 31, 2024. The increase relates to direct employment costs, due to staff additions in the Head Office to ensure adherence to various regulatory requirements and to align the business strategy in certain key function across the business.

General and Administrative Expenses

	Super Group $ 'millions	Betway $ 'millions	Spin $ 'millions	Head Office and Other $ 'millions
Year ended December 31, 2025
Staff costs and related expenses	71	42	26	3
Technology and infrastructure costs	51	31	18	2
Audit and professional fees	31	11	3	17
Other administrative costs	23	11	6	6
General and administrative expenses	176	95	53	28

Year ended December 31, 2024
Staff costs and related expenses	67	29	35	3
Technology and infrastructure costs	52	38	12	2
Audit and professional fees	29	10	4	15
Other administrative costs	27	14	2	11
General and administrative expenses	175	91	53	31
*General and Administrative expenses shown above include costs allocated to the Betway and Spin reportable segments, as well as related costs that are excluded from segmental expenses reported to the CODM. Below is a detailed reconciliation of the Direct and marketing expenses presented above to note 4 in the consolidated financial statements.

	2025 Betway $ 'millions	2025 Spin $ 'millions	2025 Head Office and Other costs $ 'millions	2025 Total $ 'millions
General and administrative expenses per note 4	95	51	—
Reconciling items
Other adjustments[1]	—	2	—
	95	53	—
Head office and other costs			28
General and administrative expenses	95	53	28	176

	2024 Betway $ 'millions	2024 Spin $ 'millions	2024 Head Office and Other costs $ 'millions	2024 Total $ 'millions
General and administrative expenses per note 4	89	53	—
Reconciling items
Other adjustments[1]	2	—	—
	91	53	—
Head office and other costs	—	—	31
General and administrative expenses	91	53	31	175
1'Other adjustments' refers to other immaterial items.

Our general and administrative expenses increased by $1.0 million or 0.6% (Constant Currency: (15.0)%) to $176.0 million for the year ended December 31, 2025 compared to $175.0 million for the year ended December 31, 2024. The Group’s strategy is focused on consolidation and the pursuit of further cost-saving measures, which are intended to drive efficiency while maintaining the potential for revenue growth and aligning with its core strategic objectives.
Betway
In the Betway segment, general and administrative expenditure increased by $4.0 million or 4.4% to $95.0 million for the year ended December 31, 2025, compared to $91.0 million for the year ended December 31, 2024.
•Staff costs and related expenses increased by $13.0 million or 44.8% to $42.0 million for the year ended December 31, 2025, from $29.0 million for the year ended December 31, 2024. The increase was mainly due to the restructuring of Win Technologies (UK) Limited and Osiris Trading Limited from being integrated within a revenue-generating business unit, to being shifted to function as separate support service providers. This move has enabled them to offer assistance to the entire Group and optimize operational processes, which is reflected in a decrease in headcount at the Group level by 136 or 6.6% to 1,932 for the year ended December 31, 2025 from 2,068 for the year ended December 31, 2024.
•Technology and infrastructure costs decreased by $7.0 million or 18.4% to $31.0 million for the year ended December 31, 2025 from $38.0 million for the year ended December 31, 2024. The decrease was mainly related to the decision to close sports betting in the U.S. during the year ended December 31, 2024, which, prior to closing, required material investment into the platform.
•Other administrative costs decreased by $3.0 million or 21% to $11.0 million for the year ended December 31, 2025 from $14.0 million for the year ended December 31, 2024. This mainly relates to specific write-offs with the decision to close the US sports betting market during the year ended December 31, 2024.
Spin
In the Spin segment general and administrative expenses overall remained consistent at $53.0 million for the year ended December 31, 2025 compared to $53.0 million for in the year ended December 31, 2024. The sub category movements were mainly due to the following:
•Technology and infrastructure costs increased by $6.0 million or 50.0% to $18.0 million for the year ended December 31, 2025 from $12.0 million for the year ended December 31, 2024. The increase resulted from the choice to exclusively utilize Spin brands within the U.S. prior to the eventual shutdown of iGaming operations in that area, along with a modification in how billing was structured for PAM hosting services.
•Staff costs and related expenses in turn decreased by $9.0 million or 25.7% to $26.0 million for the year ended December 31, 2025 compared with $35.0 million for the year ended December 31, 2024. This was partially a result of the efficiency initiatives within the segment contributed to a decrease in headcount by 167 or 16.7% to 832 for the year ended December 31, 2025 from 1,000 for the year ended December 31, 2024.

Head Office and Other
In Head Office and Other net costs, general and administrative expenditure decreased by $3.0 million or 10% to $28.0 million for the year ended December 31, 2025 compared with $31.0 million for the year ended December 31, 2024. The decrease, which resulted from higher recoveries of administration expenses incurred by Head
Office and Other and allocated to the operating segments, was partially offset by modest increases in staff costs, related expenses, and audit and professional fees.
Adjusted EBITDA by Reportable Segment

The Betway segment’s Adjusted EBITDA increased by $168 million or 74% to $395 million for the year ended December 31, 2025 from $221.5 million for the year ended December 31, 2024. This is mainly due to strong performances in the Africa and Middle East and Europe markets as well as efficiencies in both marketing and operational expenditure achieved in 2025. Furthermore, ceasing sportsbook activities across the U.S. during the year ended December 31, 2024 resulted in a reported loss of $99.4 million recognized for the year ended December 31, 2024.
The Spin segment’s Adjusted EBITDA increased by $28 million or 15% to $212 million for the year ended December 31, 2025 from $185.0 million for the year ended December 31, 2024. While double digit revenue expansion was observed across the geographical markets for the year ending December 31, 2025, it was partially offset by elevated direct and marketing expenses, as well as losses incurred within the U.S. iGaming sector. Additionally, a one-time expense totaling $19 million was recognized in connection with the shutdown of the U.S. iGaming business during the 2025 fiscal period.

Depreciation and Amortization
Depreciation and amortization expenditure decreased by $10.0 million or 12% to $74.0 million for the year ended December 31, 2025 compared to $84.0 million for the year ended December 31, 2024.
The decrease is mainly due to the diminished depreciation expense associated with right-of-use assets and older computer hardware reaching the end of its useful life as well as to certain intangible assets relating to historic acquisitions reaching the end of their useful lives.
Finance Income
Finance income relates primarily to the Betway segment and remained consistent at $11.0 million for both the year ended December 31, 2025 and the year ended December 31, 2024 and reflects the interest earned on the Group's operational cash reserves.
Finance Expense
Finance expenditure increased by $4.0 million or 57.1% to $11.0 million in the year ended December 31, 2025 compared to $7.0 million for the year ended December 31, 2024. This increase is mainly due to a provision for interest payable on an open taxation matter Jumpman has with HMRC as disclosed under note 21 of the consolidated financial statements.
Income Tax (Expense)/ Benefit
Income tax expense increased by $57.0 million to an expense of $138.0 million for the year ended December 31, 2025, compared to a tax expense of $81.0 million for the year ended December 31, 2024. This was primarily due to an increase in corporate income tax as a result of increased profitability in higher tax jurisdictions, as well an increase of $6.3 million relating to the global minimum top-up tax, which was recognized for the first time in 2024 as a result of tax changes in line with the OECD/G20 Inclusive Framework on BEPS (as defined below).
The Group's weighted average tax rate increased to 16.9% for the year ended December 31, 2025 compared to 10.1% in December 31, 2024, which is mainly due to different foreign tax rates in various jurisdictions in which we operate and the impact of the BEPS global minimum top-up tax.
The effective tax rate increased to 38.7% for the year ended December 31, 2025 from 39.7% for the year ended December 31, 2024.
Profit for the period
Our net profit increased by $95.0 million or 77.2% for the year ended December 31, 2025, compared to $123.0 million for the year ended December 31, 2024. The significant increase was due to consistent quarterly wagering growth across both casino and sports, supported by record customer engagement and deposits. Our disciplined approach to marketing and operational efficiency continued to strengthen margins, proving the value of our performance‑driven culture, partially offset by the increase in income tax.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
The following table sets forth our historical consolidated results of operations for the annual periods indicated:

Super Group $ 'millions
For the year ended December 31, 2024
Revenue	1,835
Direct and marketing expenses	(1,374)
General and administrative expenses	(175)
Impairment of assets	(40)
Depreciation and amortization expense	(84)
Other operating income	7
Finance income	11
Finance expense	(7)
Change in fair value of options	(14)
Gain on disposal of business	44
Share of post-tax profit of equity accounted investments	1
Profit / (loss) before taxation	204
Income tax (expense) / income	(81)
Profit/(loss) for the period	123

For the year ended December 31, 2023
Revenue	1,555
Direct and marketing expenses	(1,231)
General and administrative expenses	(159)
Impairment of assets	(39)
Depreciation and amortization expense	(89)
Other operating income	7
Finance income	10
Finance expense	(3)
Change in fair value of options	(31)
Profit / (loss) before taxation	20
Income tax (expense) / income	(28)
(Loss) / profit for the period	(8)

Revenue

	Betway $ 'millions	Spin $ 'millions	Super Group $ 'millions
For the year ended December 31, 2024
Online casino	716	728	1,444
Sports betting	363	—	363
Brand licensing	20	—	20
Other	7	1	8
Total Group revenue	1,106	729	1,835

For the year ended December 31, 2023
Online casino	522	646	1,168
Sports betting	322	—	322
Brand licensing	37	—	37
Other	27	1	28
Total Group revenue	908	647	1,555
Our total revenue was $1.8 billion for the year ended December 31, 2024, an increase of $280.2 million or 18.0% (Constant Currency: 20.1%) compared to $1.6 billion for the year ended December 31, 2023, mainly due to strong performances in the Africa and Middle East and Europe markets (an increase of $258.3 million or 57.4% and $55.9 million or 22.9%, respectively), particularly with the continued launch of new casino content as well as improved sports margins, especially on soccer, and thus increased sports betting revenue. Despite the strong performance, overall growth was offset by the impact of currency fluctuations across various jurisdictions in which we operate.
Betway
Revenue for the Betway segment increased by $194.4 million or 21.8% to $1.1 billion for the year ended December 31, 2024 compared to $0.9 billion for the year ended December 31, 2023.
Brand licensing revenue decreased by $16.7 million or 45.4% to $20.1 million for the year ended December 31, 2024 compared with $36.8 million for the year ended December 31, 2023. Brand license fees are generated for the use of the Betway brand, which decreased during 2024 mainly due to renegotiations of the brand license fee agreements as a result of pressure on the licensed partner’s revenue.
Sports betting gaming revenue for the Betway segment increased by $41.0 million or 12.7% to $362.7 million for the year ended December 31, 2024 compared to $321.7 million for the year ended December 31, 2023. The growth in 2024 was largely due to increasingly positive sports margins, which increased to 12.7% for the year ended December 31, 2024, representing an increase of 274 basis point year on year from 10.0% for the year ended December 31, 2023, especially in European soccer, as well as increased betting fixtures in the UEFA Champions League in the second half of 2024 (144 league stage fixtures compared to 96 group stage fixtures in the second half of 2023), versus unprecedented unfavorable sports betting margins in the latter part of 2023.
Additionally, 2023 comparative sports betting revenue included $54.6 million from the Indian market, which the Group exited at the end of the third quarter of 2023 due to the introduction of an unsustainable GST regime in India.
Online casino gaming revenue for the Betway segment increased by $194.4 million or 37.3% to $716.0 million for the year ended December 31, 2024 compared to $521.6 million for the year ended December 31, 2023. Betway saw a decline in its online casino gaming revenue from its Asia-Pacific market for the year ended December 31, 2024 of $33.4 million due to the closure of the Indian market in September 2023 due to the passing of new GST regulation that would have made the market unprofitable. This impact was offset by positive performance in the Africa and Middle East and Europe markets (an increase of $194.1 million or 56.8% and $46.5 million or 48.3% respectively), both far exceeding forecasted performance due to an improved focus on casino offerings in Betway along with the launching of new platform providers and gaming content offered to customers. Such increase in revenue was driven primarily by growth in GGR as a result of new offerings in Africa and Middle East market, which contributed $184.6 million and 73.3% year on year, and new offerings in Europe, which contributed $42.3 million and 132% year on year.
Average monthly active customers for Betway increased by 0.8 million or 20.4%, to 4.4 million for the year ended December 31, 2024, from 3.6 million for the year ended December 31, 2023.
Spin
Revenue for the Spin segment increased by $81.5 million or 12.6% to $728.9 million for the year ended December 31, 2024 compared with $647.4 million for the year ended December 31, 2023.
Online casino gaming revenue for the Spin segment increased by $81.7 million or 12.6% to $728.0 million for the year ended December 31, 2024 compared to $646.3 million for the year ended December 31, 2023. Spin saw a growth in its online casino gaming revenue from its North American market for the year ended December 31, 2024 of $65.4 million, mainly due to the enhanced customer acquisition and retention strategies, after the migration to the Ontario regulatory platform during 2022, the effects of which were still felt in the 2023 comparatives.
Monthly active customers in the North America market for Spin increased by 20,359 or 14.7%, to 158,417 for the year ended December 31, 2024 from 138,058 for the year ended December 31, 2023, which contributed to a total revenue increase of $67.5 million or 15.7% in this market to $496.9 million for the year ended December 31, 2024 from $429.4 million at year ended December 31, 2023. Spin also saw further positive growth in New Zealand due to an investment in local marketing during 2023 and focused casino game offerings introduced to the market, with monthly active customers in the Asia-Pacific market for Spin increasing by 11,721 or 12.8%, to 103,489 for the year ended December 31, 2024 from 91,768 for the year ended December 31, 2023.
Direct and Marketing Expenses*

	Super Group $ 'millions	Betway $ 'millions	Spin $ 'millions	Head Office and Other $ 'millions
For the year ended December 31, 2024
Direct Expenses	926	584	310	32
Gaming tax, license costs and other tax	193	140	53	—
Processing & Fraud Costs	219	152	67	—
Royalties	239	91	148	—
Staff related expenses	144	97	22	25
Other operational costs	111	93	15	3
Foreign exchange losses (excluding foreign exchange on processing)	20	11	5	4
Marketing Expenses	448	263	185	—
Direct and marketing expenses	1,374	847	495	32

For the year ended December 31, 2023
Direct Expenses	834	534	276	24
Gaming tax, license costs and other tax	138	102	36	—
Processing & Fraud Costs	212	146	64	2
Royalties	215	81	134	—
Staff related expenses	171	131	23	17
Other operational costs	78	58	16	4
Foreign exchange losses (excluding foreign exchange on processing)	20	16	3	1
Marketing Expenses	397	251	146	—
Direct and marketing expenses	1,231	785	422	24

*Direct and Marketing expenses shown above include costs allocated to the Betway and Spin reportable segments, as well as related costs that are excluded from segmental expenses reported to the CODM. Below is a detailed reconciliation of the Direct and marketing expenses presented above to note 4 in the consolidated financial statements.

	2024 Betway $ 'millions	2024 Spin $ 'millions	2024 Head Office and Other costs $ 'millions	2024 Total $ 'millions
Direct and marketing expenses per note 4	799	493	—
Reconciling items:
Sportsbook closure	33	—	—
Market closure	6	—	—
Other adjustments[1]	9	2	—
	847	495	—
Head office and other costs	—	—	32
Direct and marketing expenses	847	495	32	1,374

	2023 Betway $ 'millions	2023 Spin $ 'millions	2023 Head Office and Other costs $ 'millions	Total $ 'millions
Direct and marketing expenses per note 4	759	416	—
Reconciling items:
Market closure	11	1	—
Other adjustments[1]	15	5	—
	785	422	—
Head office and other costs	—	—	24
Direct and marketing expenses	785	422	24	1,231
1'Other adjustments' refers to unrealized foreign exchange, expenses in connection with RSU awards and other immaterial items.

Direct and marketing costs were $1.4 billion for the year ended December 31, 2024, an increase of 11.6% (Constant Currency: 13.6%) compared to $1.2 billion for the year ended December 31, 2023 and is mainly linked to the increase in direct costs relating to revenue in Africa and the increase in direct costs as a result of the exit from the U.S. sportsbook market as well as continuous investment in marketing.
Our total marketing expenditure increased by $51.3 million or 12.9% for the year ended December 31, 2024 to $448.2 million compared with $396.9 million for the year ended December 31, 2023.
The overall marketing expenditure to gaming revenue ratio for the year ended December 31, 2024 decreased to 24.8% from 26.6% for the year ended December 31, 2023, as the business continued to identify more effective marketing channels with higher returns on spend while still delivering strong growth.
Of our overall direct and marketing expenses, direct expenses formed 67.4% of the total direct and marketing expenses during the year ended December 31, 2024 and formed 67.7% of the total direct and marketing expenses during the year ended December 31, 2023. Direct expenses increased by 11.0% to $926.0 million for the year ended December 31, 2024 from $834.0 million for the year ended December 31, 2023.

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
Processing & fraud costs increased by $6.9 million or 3.3% to $219.2 million for the year ended December 31, 2024 from $212.3 million for the year ended December 31, 2023. This was mainly due to an increase in processing costs of $17.0 million or 8.8%, which was less than the increase in revenue over the same period. This was mostly attributable to the country mix, with most of the growth coming from the Africa and Middle East and Europe markets, which have a lower cost of processing than the markets in the Asia-Pacific and North American markets offset by a decrease in processing fees relating to India following the closure in 2023. The overall increase in processing costs was partly offset by a decrease of $11.1 million or 57.6% in fraud costs.
Staff related expenses, relating to direct costs, also decreased for the year ended December 31, 2024 by 15.9% or $27.2 million to $144.2 million from $171.4 million for the year ended December 31, 2023. The decrease reflects the impact of the various initiatives, driven by the business, to ensure operational efficiencies across most of the operating units resulting in a decrease in the average number of employees, while also leveraging automation, such as technology and better processes, in key functional areas of the business.
The decrease is also due to the reclassification of costs relating to administrative costs as discussed in the section titled "—General and Administrative expenses". Additionally contributing to the decrease is reduced RSU expenses of $7.0 million, mainly due to the RSUs granted in connection with the Business Combination being fully vested during 2024.
Our royalties to gaming revenue ratio for the year ended December 31, 2024 decreased to 13.2% from 14.4% for the year ended December 31, 2023 although the royalties amount increased by $24.8 million. Royalties as a percentage of revenue decreased due to the growing contribution of the African markets, where our bespoke software minimizes royalty obligations.
Other operational costs increased by $33.5 million or 43.0% during the year ended December 31, 2024, to $111.4 million from $77.9 million for the year ended December 31, 2023. $28.8 million of this increase relates directly to the closure of the sports offering in the U.S. and the settlement of the market access agreements in such closed U.S. states, as well as $9.6 million relating to write offs of internally developed intangible assets, after the decisions to close or exit certain markets, which were deemed unprofitable to operate in the long run.
Betway
Marketing expenditure in the Betway segment increased by $12.4 million or 4.9% for the year ended December 31, 2024 to $263.3 million compared with $250.9 million for the year ended December 31, 2023. Marketing expenditure as a percentage of gaming revenue, however, decreased from 29.7% for the year ended December 31, 2023 to 24.4% for the year ended December 31, 2024. Despite the decrease in the overall percentage of marketing, Betway still achieved growth in revenue of 21.8% for the year ended December 31, 2024, mainly due to effective marketing strategies, investing into channels and/or markets that provide a higher return on investment.
Direct expenditure in the Betway segment increased by $50.0 million or 9.4% to $584.0 million for the year ended December 31, 2024 from $534.0 million for the year ended December 31, 2023, attributable to:
•gaming tax and license costs, which are typically directly related to revenue, increased by $38.7 million or 38.1% to $140.2 million for the year ended December 31, 2024, compared to $101.5 million for the year ended December 31, 2023. This was in line with the strong growth achieved in the South African, United Kingdom, and Ghanaian markets, all which have relatively high betting and gaming taxes levied on local revenue;

•processing & fraud costs increased by $6.2 million or 4.2% to $152.1 million for the year ended December 31, 2024, compared to $145.9 million for the year ended December 31, 2023. Processing & fraud cost as a percentage of gaming revenue has however decreased from 17.2% for the year ended December 31, 2023 to 14.1% for the year ended December 31, 2024. These efficiencies are mainly due to the increased revenue over the period coming from Africa and Middle East and Europe markets, which have lower cost relating to processing than the North American and Asia-Pacific markets. Additionally contributing to this percentage decrease was the closure of the Indian market in September 2023, which had high processing costs;
•royalty costs, which are directly linked to revenue increased by $10.0 million or 12.3% to $91.2 million for the year ended December 31, 2024, compared to $81.2 million for the year ended December 31, 2023. Royalty cost as a percentage of gaming revenue has also decreased from 9.6% for the year ended December 31, 2023 to 8.5% for the year ended December 31, 2024. African markets, which use bespoke software, drove revenue growth, reducing royalties as a percentage of revenue;
•staff related expenses decreased by $34.7 million or 26.4% to $96.7 million for the year ended December 31, 2024, compared to $131.4 million for the year ended December 31, 2023. Similar to the overall Group strategy, the decrease reflects the various initiatives to ensure operational efficiencies while also leveraging automation in key functional areas the business has invested in; and
•other operational costs increased by $34.8 million or 60.2% to $92.6 million for the year ended December 31, 2024, compared to $57.8 million for the year ended December 31, 2023. Of this increase, $28.8 million directly related to the decision to close sportsbook in the U.S. and the settlement of the onerous agreements for the various sports states as well as $5.4 million relating to write offs of internally developed intangible assets due to the closure of certain markets which were deemed unprofitable to operate in the long run.
Spin
Marketing expenditure in the Spin segment increased by $38.8 million or 26.6% for the year ended December 31, 2024 to $184.9 million compared with $146.1 million for the year ended December 31, 2023. Marketing expenditure as a percentage of gaming revenue increased to 25.4% for the year ended December 31, 2024 from 22.6% for the year ended December 31, 2023. This was mainly attributable to a higher level of investment into the Jackpot City brand compared to prior year, not only in existing markets but also with the brand's successful launch in South Africa, the UK and U.S. already delivering material revenue growth.
Direct expenses in the Spin segment increased by $34.0 million or 12.3% for the year ended December 31, 2024, to $310.0 million compared with $276.0 million for the year ended December 31, 2023. The growth in these direct expenses are in line with the growth in revenue.
The main cost items can further be analyzed as follows:
•Gaming tax and license costs, which are typically directly related to revenue, increased by $17.1 million or 47.1% to $53.4 million for the year ended December 31, 2024, compared to $36.3 million for the year ended December 31, 2023. These costs as a percentage of gaming revenue also increased to 7.3% for the year ended December 31, 2024 from 5.6% for the year ended December 31, 2023. The launch of Jackpot City in the U.S. accounted for $9.0 million, while another $8.5 million can be attributed to the introduction of the offshore gambling duty that came into effect from July 2024 for all offshore operators in New Zealand.
•Processing and fraud costs increased by $3.0 million or 4.7% to $67.2 million for the year ended December 31, 2024, compared to $64.2 million for the year ended December 31, 2023. These costs as a percentage of gaming revenue also decreased from 9.9% for the year ended December 31, 2023 to 9.2% for the year ended December 31, 2024. While there was an increase in processing transaction fees for the year ended December 31, 2024, of $7.4 million in line with the increase in revenue, this was offset by a decline in divestments to customers accrued and/or paid of $9.6 million for the year ended December 31, 2024 versus the same period in prior year.

•Royalty costs, which are charged on casino revenue increased by $13.9 million or 10.3% to $148.2 million for the year ended December 31, 2024, compared to $134.3 million for the year ended December 31, 2023. The increase is slightly less than the contributing growth in revenue, mainly due to negotiations with the platform service providers to allow for the deduction of additional rebates, as well as Jumpman's average royalty cost being much lower on its casino product offering than some of the other Spin operators, because the Jumpman product is an internally developed platform.
Head Office and Other
In Head Office and Other net costs, direct and marketing expenditure increased by $8.0 million or 33.3% for the year ended December 31, 2024, to $32.0 million compared with $24.0 million for the year ended December 31, 2023. The increase relates to direct employment costs, due to staff additions on a Group level to ensure adherence to various regulatory requirements and to align the business strategy in certain key function across the business.

General and Administrative Expenses*

	Super Group $ 'millions	Betway $ 'millions	Spin $ 'millions	Head Office and Other $ 'millions
Year ended December 31, 2024
Staff costs and related expenses	67	29	35	3
Technology and infrastructure costs	52	38	12	2
Audit and professional fees	29	10	4	15
Other administrative costs	27	14	2	11
General and administrative expenses	175	91	53	31

Year ended December 31, 2023
Staff costs and related expenses	48	19	29	—
Technology and infrastructure costs	56	45	10	1
Audit and professional fees	33	11	2	20
Other administrative costs	22	9	2	11
General and administrative expenses	159	84	43	32

*General and Administrative expenses shown above include costs allocated to the Betway and Spin reportable segments, as well as related costs that are excluded from segmental expenses reported to the CODM. Below is a detailed reconciliation of the Direct and marketing expenses presented above to note 4 in the consolidated financial statements.

	2024 Betway $ 'millions	2024 Spin $ 'millions	2024 Head Office and Other costs $ 'millions	2024 Total $ 'millions
General and administrative expenses per note 4	89	53	—
Reconciling items
Other adjustments[1]	2	—	—
	91	53	—
Head office and other costs	—	—	31
General and administrative expenses	91	53	31	175

	2023 Betway $ 'millions	2023 Spin $ 'millions	2023 Head Office and Other costs $ 'millions	Total $ 'millions
General and administrative expenses per note 4	83	46	—
Reconciling items
Other adjustments[1]	1	(3)	—
	84	43	—
Head office and other costs	—	—	32
General and administrative expenses	84	43	32	159
1'Other adjustments' refers to other immaterial items

Our general and administrative expenses increased by $16.0 million or 10.1% (Constant Currency: 11.9%) for the year ended December 31, 2024 to $175.0 million compared to $159.0 million for the year ended December 31, 2023 and was mainly attributable to the reclassification of staff related costs from direct and marketing to general and administrative cost, due to the internal restructuring of some of the administrative subsidiaries within the Group that offer shared service support to the revenue generating business units, into an administrative stand-alone structure. Overall we have seen significant efficiencies achieved throughout the year ended December 31, 2024 in cost, due to a reduction in total headcount.
Betway
In the Betway segment, general and administrative expenditure increased by $7.0 million or 8.3% for the year ended December 31, 2024, to $91.0 million compared with $84.0 million for the year ended December 31, 2023.
•Staff costs and related expenses increased by $10.0 million or 52.6% to $29.0 million for the year ended December 31, 2024 from $19.0 million for the year ended December 31, 2023. This is mainly due to the restructuring of Win Technologies (UK) Limited and Osiris Trading Limited, from the structure of one of the revenue generating business units to a separate support service structure enabling that entity to provide services to the wider Group and improve operational efficiencies.
•Technology and infrastructure costs decreased by $7.0 million or 15.6% to $38.0 million for the year ended December 31, 2024 from $45.0 million for the year ended December 31, 2023. The main reason for the decrease was related to the decision to close sports betting in the U.S., which, prior to closing, required material investment into the platform.
Spin
In the Spin segment general and administrative expenses increased by $10.0 million or 23.3% to $53.0 million for the year ended December 31, 2024 compared to $43.0 million for in the year ended December 31, 2023.
The remaining increase is mainly due to the following:
•Technology and infrastructure costs increased by $2.0 million or 20.0% to $12.0 million for the year ended December 31, 2024 from $10.0 million for the year ended December 31, 2023. This was due to an increase in hosting fees surrounding a new CRM platform during 2024 to automate and improve key customer service functions as well as increased cost with the launch of Jackpot City in the U.S., UK and South Africa.
•Staff costs and related expenses in turn increased by $6.0 million or 20.7% for the year ended December 31, 2024, to $35.0 million compared with $29.0 million for the year ended December 31, 2023. This is mainly due to the reclassification of staff related cost from direct and marketing to general and administrative cost. Additional cost was also allocated to Spin with the launch of Jackpot City in the U.S., UK and South Africa.

Head Office and Other
In Head Office and Other net costs, general and administrative expenditure decreased by $1.0 million or 3.1% for the year ended December 31, 2024, to $31.0 million compared with $32.0 million for the year ended December 31, 2023. Efficiencies gained from the third year post-listing audit process led to a reduction in both audit and accounting fees, specifically decreasing SOX-related advisory fees and annual audit fees.

Adjusted EBITDA by Reportable Segment
The Betway segment’s Adjusted EBITDA increased by $152.4 million or 221% to $221.5 million for the year ended December 31, 2024 from $69.1 million for the year ended December 31, 2023. This is mainly due to strong revenue growth performances in the Africa and Middle East and Europe markets while at the same time ensuring increases in cost were minimal through continued efficiencies in both marketing and operational expenditure achieved in 2024.
The Spin segment’s Adjusted EBITDA declined slightly by $0.3 million or 0.38% to $185.0 million for the year ended December 31, 2024 from $184.7 million for the year ended December 31, 2023. While revenue expansion was observed across the geographical markets for the year ending December 31, 2024, it was partially offset by elevated direct and marketing expenses growing at a higher rate due to increased cost of competition in key markets.
Depreciation and Amortization
Depreciation and amortization expenditure decreased by $5.0 million or 5.6% to $84.0 million for the year ended December 31, 2024, compared to $89.0 million for the year ended December 31, 2023. This decrease is mainly due to the intangible assets relating to historic acquisitions being depreciated on a diminishing balance method, and other intangible assets reaching the end of their useful lives.
Finance Income
Finance income increased by $1.0 million or 10.0% to $11.0 million in the year ended December 31, 2024, compared to $10.0 million for the year ended December 31, 2023. The increase is primarily driven by higher bank balances, resulting from excess cash accumulated prior to the payment of the dividends during 2024.

Finance Expense
Finance expenditure increased by $4.0 million or 133.3% to $7.0 million in the year ended December 31, 2024, compared to $3.0 million for the year ended December 31, 2023. This increase is mainly due to an increase in the lease liability balances from 2023 to 2024 with the new lease signed for the shared Group premises in London, United Kingdom as well as interest raised on the Austrian tax accrual in Spin resulting in a large increase in finance expenditure in the Spin segment.
Income Tax Expense/Benefit
Income tax expense increased by $53.0 million to an expense of $81.0 million for the year ended December 31, 2024, in comparison to the tax expense of $28.0 million for the year ended December 31, 2023. This was primarily due to an increase in current tax as a result of increased profitability in jurisdictions with a higher tax regime, an increase in dividends tax $10.4 million, as well as an increase of $0.8 million relating to the global minimum top-up tax, which was recognized for the first time for the year ended December 31, 2024, as a result of tax changes in line with the OECD/G20 Inclusive Framework on BEPS.
Overall the blended tax rate decreased to 10.1% for the year ended December 31, 2024, compared to 13.4% for the year ended December 31, 2023, which is mainly due to differential foreign tax rates and non-deductible expenditure in various jurisdictions in which we operate.
The effective tax rate decreased to 39.7% for the year ended December 31, 2024 from 151.3% for the year ended December 31, 2023.
Profit for the period
Our net profit for the year ended December 31, 2024 was $123.0 million, while the loss for the year ended December 31, 2023 was $8.0 million which was an increase of $131.0 million or 1637.5%. The significant increase is driven by revenue growth, combined with efficiencies in direct, marketing, general, and administrative expenses, despite losses from the closure of the US sportsbook market. Despite the increase in profits, there were also deliberate increases in marketing investments, targeting specific strategic markets.
Although costs increased due to additional resources for aligning group functions and achieving efficiencies, this was offset by the lower fair value adjustment related to the Mahi option, as further described in note 19 to our consolidated financial statements included in the Annual Report for the year ended December 31, 2024.
During 2024 we incurred non-recurring losses and a non-recurring gain. The losses included changes in fair value of options of $14.2 million, which mainly relates to a loss on the change in fair value of the Mahi option of $14.3 million. Additionally, an impairment loss relating to DGC of $40.0 million. Offsetting these losses was the profit on disposal of the B2B division of DGC which resulted in a gain of $44.0 million. Despite these adjustments, the Group still achieved a profit for the 2024 financial year.
Non-GAAP Financial Measures
Adjusted EBITDA

This Annual Report includes Adjusted EBITDA, which is a non-GAAP company-specific performance measure that we use to supplement our results presented in accordance with IFRS® Accounting Standards ("IFRS"). Adjusted EBITDA is defined as profit / (loss) before taxation, finance income, finance expense, depreciation, amortization, unrealized foreign exchange, expenses in connection with RSU awards, change in fair values of options, impairment of assets, US iGaming closure, provision for remote gaming duty, provision for penalties, gain on disposal of business, U.S. Sportsbook Closure, market closure costs and other adjustments. We believe that Adjusted EBITDA is useful in evaluating our operating performance as it is the profitability measure used by our chief operating decision maker (our chief executive officer) to evaluate the performance of our reportable segments and, on a consolidated basis, to allocate resources. Further, it is similar to measures reported by our public competitors and is regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.
Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net profit to Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.
The table below presents a reconciliation of profit / (loss) for the period to Adjusted EBITDA:

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Profit / (loss) for the period	218	123	(8)
Income tax expense	138	81	28
Finance income	(11)	(11)	(10)
Finance expense	12	7	3
Depreciation and amortization expense	74	84	89
Unrealized foreign exchange	—	6	4
RSU expense[1]	15	11	18
Change in fair value of options	—	14	31
Impairment of assets	68	40	39
US iGaming Closure[5]	19	—	—
Provision for remote gaming duty[7]	17	—	—
Provision for penalties[7]	4	—	—
Gain on disposal of business[2]	—	(44)	—
US Sportsbook Closure[3]	—	36	—
Market closure[4]	—	6	12
Other adjustments[6]	6	4	10
Adjusted EBITDA	560	357	216
1 Payroll expenses relating to the one-off RSUs issued in 2023 relates to awards granted to the pre-listing shareholders under which, they exchanged all their issued shares in SGHC Limited ("SGHC") for newly issued shares in Super Group at a fixed ratio of 8.51 for 1. The issuance of these shares to SGHC shareholders prior to listing has been presented as if the shares had been issued at the beginning of the earliest year presented in the statement of profit and loss and other comprehensive income in this Annual Report of nil (2024: nil, 2023: nil) are included in this line.
2 The gain on disposal of business relates to the sale of the B2B division of DGC. See note 19 to our consolidated financial statements included in this Annual Report for further details.

3 The U.S. Sportsbook closure relates to onerous contracts and other costs relating to the closure of the DGC sportsbook during 2024. See note 10.1 to our consolidated financial statements included in this Annual Report for further details.
4 Market closure costs relates to the Group's exit from the Indian market on October 1, 2023. In 2023, this includes contract termination costs, bad debt and contract write offs. In 2024, this includes additional bad debt in connection with the closure.
5 The U.S. iGaming closure relates to onerous contracts and other costs relating to the closure of the DGC iGaming market during the year. See note 10.1 to our consolidated financial statements included in this Annual Report for further details.
6 Other adjustments mainly relate to Sportsbook acquisition related costs and certain legal costs in 2025 and 2024. In 2023, this included bad debt and SOX implementation fees relating to new acquisitions.
7 The Group has provided for an amount of $26 million relating to the ongoing Remote Gaming Duty matter for the period 2018 - 2022 between Jumpman and HMRC, of which $5 million has been included in finance expense and $4 million relates to penalties included in direct and marketing expenses in the consolidated statement of profit and loss and other comprehensive income.

Constant Currency
Changes in profitability include the impact of changes in foreign currency exchange rates. We believe that calculations showing growth on a constant currency basis, which are non-GAAP financial measures, are useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on our growth from period to period. Constant currency growth is calculated by translating non-USD performance for the prior period and current period using the prior period exchange rates.
Constant currency calculations have the goal of eliminating the impact of currency movement of consolidated entities from their non-USD functional currencies to USD.
Constant currency metrics should not be considered in isolation, but should be analyzed in conjunction with changes prepared in accordance with IFRS.
The table below sets forth year-over-year increases in certain financial statement line items on an actual basis in accordance with IFRS and on a non-GAAP constant currency basis:

December 31, 2025
	Actual growth year on year Percentage	Growth based on constant currency Percentage
Revenue	21.6%	20.5%
Direct and marketing	13.9%	10.2%
General and administrative expenses	0.6%	(15.0)%

Management has identified the following key indicators when calculating the impact of constant currency:
•Revenue advanced by 21.6% (Constant Currency: 20.5%) as a result of strong performance in Africa, Canada, and certain European territories. Additional growth in presentation currency versus constant currency was facilitated by shifts in currency values across the diverse locations where our business activities take place. While the depreciation of the US Dollar against most local currencies in our key markets had an impact, its influence remained relatively modest.

•Direct and marketing costs increased by 13.9% (Constant Currency: 10.2%) primarily due to higher direct revenue costs and greater marketing investment in key markets across Africa, Europe, and North America. Despite these increases, the costs represented a smaller percentage of total revenue. Additionally, the overall growth was affected by the average 4.38% depreciation of the US Dollar against the Euro year over year, which is notable since the Group incurs substantial royalty and marketing expenditures in Euro.
•General and administrative expenses increased by 0.6% (Constant Currency: (15.0)%). The Group's approach demonstrates a focus on consolidation and the implementation of additional cost-saving actions, aimed at enhancing operational efficiency. These measures are designed to support revenue growth while ensuring alignment with the organization’s primary strategic goals. The overall cost was significantly influenced by movements in the USD to ZAR exchange rate. As the South African Rand strengthened against the US Dollar during the period by 4.38% on average year on year and with 11.77% for the month of December 2025 versus December 2024, this resulted in higher reported general and administrative expenses when translated into US Dollars. However, since the majority of these expenses are incurred in ZAR, the growth rate in constant currency terms was higher than the reported rate. This reflects the underlying decrease in costs in local currency, which was partially masked by currency translation effects in the reported figures. The impact of exchange rate fluctuations was particularly notable given that most general and administrative expenses are paid in ZAR.

December 31, 2024
	Actual growth year on year Percentage	Growth based on constant currency Percentage
Revenue	18.0%	20.1%
Direct and marketing	11.6%	13.6%
General and administrative expenses	10.1%	11.9%

Management has identified the following key indicators when calculating the impact of constant currency:
•Revenue growth of 18.0% (Constant Currency: 20.1%) was driven by strong performance in Africa, Canada and certain European markets. Despite the strong performance, overall growth was offset by the impact of currency fluctuations across various jurisdictions in which we operate.
•Direct and marketing costs increased by 11.6% (Constant Currency: 13.6%) and is mainly linked to the increase in direct costs relating to revenue in Africa, the increase in direct costs as a result of the exit from the U.S. sportsbook market as well as continuous investment in marketing.
•General and administrative expenses increased by 10.1% (Constant Currency: 11.9%) and was mainly attributable to the reclassification of staff related cost from direct and marketing to general and administrative cost, due to the internal restructuring of some of the administrative subsidiaries within the Group that offer shared service support to the revenue generating business units, into an administrative stand-alone structure. The overall growth was also impacted by the impact of currency fluctuations across various jurisdictions in which we operate.

Change in Functional and Presentation Currency
The functional currency of Super Group (SGHC) Limited, the parent and investment holding company for entities within the Group, has changed from the Euro to the US Dollar from January 1, 2025 in compliance with IAS 21 - The Effects of Changes in Foreign Exchange Rates. This change in functional currency follows events that have and will continue to expose the Company to high concentrations of US Dollar denominated business activities.
Commensurate with the factors giving rise to the change in SGHC Limited's functional currency and with the Group's stakeholders (investors, competitors) operating in the U.S., coupled with the Company's shares being traded in U.S. Dollars on the NYSE, the Group has elected to change its presentation currency from Euro to U.S. Dollars for each reporting period after January 1, 2025, as announced on May 21, 2025 on Form 6-K. This enhances comparability of the Group's results for investors. This change has been applied as a change in accounting policy. Amounts relating to prior periods have been re-presented retrospectively in accordance with IAS 8 - Changes in Accounting Policies Changes in Accounting Estimates and Errors. For additional information see note 2.3 to our consolidated financial statements below.
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
We had $513.2 million in cash and cash equivalents as of December 31, 2025. In addition, the Group has negotiated with a consortium of international banks for a revolving credit facility amounting to $100 million early in 2026 to provide the Group with excess liquidity should it be required. The revolving credit facility has an initial term of 3 years, but may be renewed indefinitely. We cannot guarantee that our available cash resources will be sufficient to meet our liquidity needs. We may need additional cash resources due to changes in business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. We do not anticipate that our annual dividend program, as described in the section titled "Dividend Policy," will affect our liquidity in the near term. We believe that our current cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of issuance of our Consolidated Financial Statements. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If the required financing is not available, or if the terms of financing are less desirable than expected, we may be forced to decrease our level of investment in new market launches and related marketing initiatives or to scale back our existing operations, which could have an adverse impact on our business and financial prospects.
Cash Flows
The following table summarizes our cash flows for the periods indicated.

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Net cash flows from operating activities	360	306	144
Net cash flows used in investing activities	(128)	(114)	(5)
Net cash flows used in financing activities	(152)	(58)	(143)
Increase / (decrease) in cash and cash equivalents	80	134	(4)
Effects of exchange rate fluctuations on cash held	45	(13)	(2)
Cash and cash equivalents at end of the year	513	388	267

Operating Activities
Net cash flows from operating activities increased by $54.5 million or 17.8% to $360.1 million for the year ended December 31, 2025, compared to $305.6 million for the year ended December 31, 2024.
Cash generated from operating activities grew primarily as a result of a $95.0 million increase in profit from 2024 to 2025. This growth was further modified by adjustments for income tax expenses, non-cash transactions, and other items excluded from operating activities. These adjustments totaled $85 million, which included $56.7 million in income tax expenses. Additionally, the previous year featured a $42.6 million gain from the sale of the DGC B2B business unit, a transaction not reflected in the current period.
The increase in working capital, amounting to $87.2 million, was mainly attributable to a significant growth in processor receivables for the year ended December 31, 2025. This was largely influenced by the timing of processor settlements. Additionally, there was a substantial increase in player liabilities for the year ended December 31, 2025, increasing to $72.0 million from $54.2 million for the year ended December 31, 2024, driven predominantly by the expanding customer base and higher revenues originating from the Europe markets, where clients typically keep more funds in their accounts between transactions.
These increases were partially offset by operating activity cash outflows, which relate to a $38.0 million increase in taxes paid from 2024 to 2025. The increase is attributable to an increase of $14.1 million in corporate taxes and an increase of $15.5 million in withholding taxes, relating to dividends, that were paid in 2025 as compared to 2024.
Net cash flows from operating activities increased by $161.8 million for the year ended December 31, 2024, to $305.6 million, compared to $143.8 million for the year ended December 31, 2023.
Cash generated from operating activities increased due to the $131.0 million rise in profit from 2023 to 2024, adjusted for non-cash items and other income statement items not relating to operating activities, which grew by $18.6 million.
Working capital also contributed with the increase of $52.6 million, primarily driven by a decrease in trade and other receivables due to a large progressive winner in December 2023, paid in January 2024, an increase in trade and other payables resulting from the U.S. sportsbook closure and a change in bonus policy, deferring employee bonus payments to the first quarter of 2025.
The above increases are offset by cash outflows from operating activities relating to the increase of taxes paid of $40.8 million from 2023 to 2024. This increase is linked to the increase in profit.
Investing Activities
Net cash flows used in investing activities increased by $13.7 million or 12.1% to $127.8 million for the year ended December 31, 2025, compared to $114.0 million for the year ended December 31, 2024.
For the year ended December 31, 2025, cash used in investing activities primarily consisted of:
•$19.8 million invested in financial instruments, of which $17 million relates to loans advanced to various parties. Refer to note 13 to our consolidated financial statements. $2 million relates to an investment in derivative financial assets;
•$5.5 million paid to Apricot for sportsbook platform enhancements;
•$72.5 million spent on internal development of intangible assets, mainly relating to the development work on the agreed statement of work as per the interim agreement, before the Sportsbook Acquisition was concluded;
•$41.1 million paid for acquisition of property, plant and equipment, mainly relating to investment in leasehold improvements and computer hardware and software;
•$3.0 million paid for acquisition of property, plant and equipment, mainly relating to investment in investment property in relation to the acquisition of the Waterview Properties building in South Africa; and

•$3.9 million paid for the investment in equity instruments.
The above cash outflows were offset mainly by:
•$2.9 million received from the sale of DGC's B2B division;
•$0.6 million from dividends received from investment in associate;
•$10.4 million in interest on cash in investment bank accounts; and
•$1.8 million from receipts from loans receivable.
Net cash flows used in investing activities increased by $109.3 million or 2300.2% to $114.0 million for the year ended December 31, 2024, compared to $4.8 million for the year ended December 31, 2023.
For the year ended December 31, 2024, cash used in investing activities primarily consisted of:
•$20.8 million invested in financial instruments, $10.7 million of which was paid to Apricot for sportsbook platform enhancements;
•$85.3 million spent on internal development of intangible assets, mainly relating to the development work on the agreed statement of work as per the interim agreement, before the transaction is concluded on the acquisition of the Sportsbook Software;
•$13.1 million paid for acquisition of property, plant and equipment, mainly relating to investment in leasehold improvements and computer hardware and software; and
•$5.5 million paid for the investment in entities, which consists of deferred and contingent consideration paid for 15 Marketing and SportCC, cash paid for investment in associate and cash paid on the acquisition of the non-controlling interest of Jumpman.
The above cash outflows were offset mainly by:
•$10.0 million received from the sale of DGC's B2B division;
•$10.4 million in interest on cash in investment bank accounts; and
•$1.9 million from receipts from loans receivable.
Net cash used in investing activities reduced total cash by $4.8 million for the year ended December 31, 2023.
For the year ended December 31, 2023, cash used in investing activities largely comprising of additional amounts issued to Apricot of $77.3 million for technology enhancements, acquisitions of intangible assets of $48.1 million, mainly for the payment of internally developed assets.
Prior to the full repayment of the Standard Bank loan in June 2023, additional draws on the loan facility were made in the year. These draws, which resulted in a cash inflow from financing activities, also resulted in additional cash being used as guarantee on the facility in the amount of $19.9 million.
Additional cash was used in the net cash paid on acquisitions during the year and the acquisition of property, plant and equipment of $9.9 million. This was partially offset by the settlement of the restricted cash guarantee of $150.5 million as well as cash received in bank interest of $5.6 million and receipts from loans receivable of $5.3 million.

Financing Activities
Net cash flows from financing activities reduced total cash by $151.7 million for the year ended December 31, 2025, primarily attributable to dividends paid to the parent companies equity holders of $156.3 million, repayments of lease liabilities of $8.0 million, including interest of $3.2 million, and cash paid for the acquisition of the remaining shares in Sports CC of $2.5 million. These cash outflows were partially offset by $16.2 million received from interest-bearing loans and borrowings in relation to the acquisition of the Waterview Properties building in South Africa, of which an amount of $0.9 million was repaid during the year.
Net cash from financing activities reduced total cash by $57.9 million for the year ended December 31, 2024, primarily due to first time dividends paid to the parent companies equity holders of $50.2 million as well as repayments of lease liabilities of $7.7 million, including interest of $1.5 million.
Net cash from financing activities reduced total cash by $142.6 million for the year ended December 31, 2023, mainly due to the repayment of interest-bearing loans of $151.7 million primarily related to the extinguishment of the DGC loan with Standard Bank, a share repurchase of $2.9 million, and total repayment of the lease liabilities of $8.0 million, partially offset by the proceeds from an extension of the DGC loan with Standard bank of $20.1 million prior to its full repayment.
Contractual obligations
For details of contractual obligations of the Group, see section titled "Property, Plant and Equipment" and notes 2.19,14, 24 and 26 to our consolidated financial statements included in this Annual Report.

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
Betway prioritizes in-house software development for its customer-facing product, i.e. App. Betway (excluding Africa), currently augments development resources for its sportsbook technology through arrangements with its long-term partner and key provider Apricot. See section titled "Betway sports betting products", for further details on this arrangement. Betway Africa's primary focus is on internal software development. It custom built its platforms and continues to enhance them with ongoing innovation and feature development.
In addition, we have a portfolio of trademarks and domains. For details of our intellectual property strategy and registrations see section titled "Capital Expenditure Intellectual Property". We do not own any patents.
Where we license key software or other intellectual property rights from third parties are set out in Item 4 B "Partnerships, Supplier and Strategic Collaborations".
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
Although these estimates and judgments were based on the best information available at December 31, 2025, it is possible that events which might take place in the future would require their adjustment in future periods.
Included in note 3 to our consolidated financial statements included in this Annual Report are the areas that we believe require estimates, judgments and assumptions which have the most significant effect on the amounts recognized in the financial statements.
Recently Adopted and Issued Accounting Pronouncements
Recently issued and adopted accounting pronouncements are described in note 2.2 - Recent accounting pronouncements, to our consolidated financial statements included in this Annual Report.
Quantitative and Qualitative Disclosures about Market Risk
We have in the past, and may in the future, be exposed to certain market risks, including interest rate, foreign currency exchange and financial instrument risks, in the ordinary course of business. Our exposure to interest rate and financial instruments risk was not material as of December 31, 2025. See note 24 to our consolidated financial statements included in this Annual Report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Management
Our directors and executive officers, including their ages as of March 31, 2026, are as follows:

Name	Age	Position
Neal Menashe	54	Chief Executive Officer and Director
Alinda Van Wyk	50	Chief Financial Officer and Director
Eric Grubman	68	Chairman and Director
Robert James Dutnall	73	Director
John Le Poidevin	55	Director
Natara Holloway Branch	49	Director
Jonathan Jossel	42	Director
Merrick Wolman	68	Director
Kirsty Ross	47	Chief of Staff
Alon - Ben David	46	Chief Technology Officer
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
Alinda Van Wyk has served as our Chief Financial Officer and a member of our Board since our formation in January 2021 and served as the Chief Financial Officer and member of the board of directors of our operating subsidiary SGHC Limited from its formation through the closing of the Business Combination. Ms. Van Wyk joined a predecessor company of the Company in 2000 as a Financial Controller, becoming Group Head of Finance in 2007 and thereafter Group Finance Director. Ms. Van Wyk holds a Bachelor of Commerce (Honors) in Accounting Sciences from the University of Stellenbosch Business School and is accredited ACMA, CGMA by the Chartered Institute of Management Accountants. Ms. Van Wyk’s qualifications to serve on our Board include her more than 20 years of experience within the online gaming industry and her extensive experience with the management and oversight of complex financial reporting and auditing systems.
Eric Grubman has served as a member of our Board since January 2022, having previously served as Chairman and Chief Financial Officer of Sports Entertainment Acquisition Holdings LLC ("SEAH") from October 2020 until the closing of the Business Combination. Mr. Grubman served as Chairman of the Board of On Location Experiences, a premium experiential hospitality business from April 2018 to January 2020. From 2004 until 2018, Mr. Grubman served in various roles with the National Football League ("NFL"), including leadership roles in Finance and Business Operations. He most recently served as an Executive Vice President leading special projects, including the sales of NFL teams, franchise relocations, construction of stadiums and was heavily involved with managing relationships with NFL Owners. Prior to the NFL, Mr. Grubman served as Co-President at Constellation Energy Group, an energy company that provides electric power, natural gas, and energy management services, from 1999 to 2002. Prior to his role with Constellation, Mr. Grubman served in various roles at Goldman Sachs, including as Partner and co-head of the Energy Group. Mr. Grubman earned a bachelor’s degree in economics from the U.S. Naval Academy and an M.B.A. from Harvard Business School. Mr. Grubman’s qualifications to serve on our Board include his years of executive experience working with professional sports leagues.

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
John Le Poidevin has served a member of our Board since our formation in January 2021, having served as a director of our subsidiary, SGHC Limited, since November 2020. Mr. Le Poidevin is a Fellow of the Institute of Chartered Accountants in England and Wales and a former audit partner of BDO LLP in London, retiring from the partnership in 2012. Mr. Le Poidevin has served as a non-executive director and audit committee chair across a range of different businesses, including Market Tech Holdings Limited from 2014 to 2017, Safecharge International Group Limited from 2014 to 2019, Stride Gaming Plc from 2015 to 2019 and International Public Partnerships Limited from 2016 to 2025. Mr. Le Poidevin is currently a non-executive director at a number of companies, including Foresight Group Holdings Limited, BH Macro Limited and TwentyFour Income Fund Limited, all of which are listed on the main market of the London Stock Exchange. Mr. Le Poidevin’s qualifications to serve on our Board include his experience across the online gaming, leisure and retail sectors in the UK, European and global markets.
Natara Holloway Branch has served as a member of our Board since May 2022. Mrs. Holloway Branch served on the board of directors of SEAH and as the chair of its audit committee prior to the Business Combination. In the past, she has served on the board of directors and as the chair of the audit committee of the publicly held company Bleuacacia ltd. Mrs. Holloway Branch has served in various management positions for the NFL since 2004, in her last role she served as the Vice President of Football Business Operations and Strategy overseeing emerging football innovation, strategy, administration and football pipeline development from April 2019 to May 2022. Previously, Mrs. Holloway Branch served as the NFL’s Vice President of Youth & High School Football Strategy, Vice President of Brand, Marketing and Retail Development for Consumer Products, and Vice President of Corporate Development - New Business Development. Prior to joining the NFL, Mrs. Holloway Branch served in the Controller’s Group at ExxonMobil from 1998 to 2004. Mrs. Holloway Branch earned a bachelor’s degree in accounting from the University of Houston. She currently serves on the University of Houston Board of Visitors and the Big 12 Alumni Athletic Council. She has previously served on the Advisory Board for the University of Houston Bauer School of Business and has served on the University of Houston’s Power Athletics Task Force. Additionally, she serves as a director and co-lead of the budget oversight committee for the Harris County Sports and Convention Corporation. Mrs. Holloway Branch’s qualifications to serve on our Board include her experience and management within strategy, innovation, business development, accounting and audit functions specific to the sports and entertainment industry.
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
Merrick Wolman has served as a member of our Board since February 2025. Mr Wolman is the Chief Executive Officer of Bellerive Finance Limited since its inception in 2011. Bellerive was created as a result of an MBO of the Finance business of Stenham Group. Mr Wolman had been the head of Stenham Group Limited’s Business Finance division between 1999 and 2011. Mr Wolman holds a BCom from the University of Natal, South Africa. He qualified as Chartered Accountant (SA) in 1981, while serving articles at Arthur Andersen. After doing national service at the South African Revenue Service, he began his career in commerce, emigrating to the United Kingdom in 1988. Mr Wolman is a member of the ICAEW and SAICA. In his role within Stenham and Bellerive, Mr

Wolman gained much experience in the gaming industry working closely in the set up and monitoring of a number of gaming ventures. Mr. Wolman’s qualifications to serve on the Board include his success in financial services with Bellerive and prior to that Stenham and his professional qualifications.
Kirsty Ross has served as Chief of Staff of Super Group (SGHC) Limited since September 2025 and as Chief People Officer since October 2023. Ms. Ross is a seasoned executive with over two decades of experience in human resources leadership across financial services, investment banking, and digital gaming industries, with extensive expertise in building scalable people capabilities across global, highly matrixed organizations. Prior to joining Super Group, Ms. Ross served in multiple senior roles at Renaissance Capital from June 2010 to August 2023, a tenure spanning over 13 years. During this period, she held the positions of Chief People Officer, CEO South Africa, and HR Director, managing the full human resources function across the company’s global offices with a headcount of approximately 550 employees in the financial services sector. From June 2009 to June 2010, Ms. Ross served as Human Resources Director at Bank of America in South Africa, where she managed the full HR function and worked in close conjunction with global teams on talent acquisition and retention strategies. Ms. Ross holds a Postgraduate Degree in Business Administration and Management from the University of the Witwatersrand (Academic Honours, Dean’s List 2000; recipient of the Arthur Andersen Award for Social Responsibility) and a Bachelor of Arts in English Language and Literature from the same institution.
Alon Ben-David has served as the Group Chief Technology Officer of Super Group (SGHC) Limited since June 2025. Mr. Ben-David is a technology executive with over 20 years of experience driving digital transformation and innovation at global scale, with a proven track record across regulated industries including gaming and financial services. Prior to joining Super Group, Mr. Ben-David served as Chief Technology Officer of Soft2Bet from October 2024 to June 2025. Before that, he served as Chief Innovation Officer of Invesus Group from April 2022 to October 2024, where he oversaw the implementation of changes in technology approaches, methods, products, and processes to enhance competitiveness. From August 2020 to April 2022, he served as Group CTO of Globe Invest Ltd., where he managed and evaluated M&A transactions and oversaw the Group CTO Office. From October 2016 to August 2020, Mr. Ben-David served as CTO of Playtech B2C (LSE: PTEC.L), where he managed technology strategy and operations across multiple Playtech joint ventures, including Caliente Interactive (Mexico), Marcaapuestas (Spain), and Wplay.co (Colombia). Mr. Ben-David holds a Software Engineering qualification from Sela College.
Richard Hasson served as our President from January 2021 until February 2025 and as our Chief Commercial Officer from April 2024 until February 2025, having previously served as our Chief Operating Officer from January 2021 to April 2024. Mr. Hasson has also served as the President and Chief Operating Officer of, and a member of the board of directors of, our operating subsidiary SGHC Limited from its formation in 2020 through the closing of the Business Combination. Prior to joining our Company, Mr. Hasson was Commercial Director of Win Technologies. Mr. Hasson previously worked in the investment banking division of Goldman Sachs and qualified as a chartered accountant at KPMG. Mr. Hasson received his M.B.A. from London Business School and his Bachelor of Business Science from the University of Cape Town. Mr. Hasson resigned from his position as a member of our Board and from his position as Chief Commercial Officer on February 28, 2025.

B.	Compensation
Historical Executive Officer and Director Compensation
The amount of compensation paid, and benefits in kind granted, to our executive officers and directors for the year ended December 31, 2025 was $28 million. We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in our home country and will not be otherwise publicly disclosed by us.
Historical Compensation of Super Group’s Executive Officers and directors for the year ended December 31, 2025:

(U.S. dollars millions)	All executive officers and directors
Base compensation[1]	$4
Bonuses	$7
Total cash compensation	$11
Additional benefit payments	$17
Total compensation	$28
1Base compensation represents the actual salary amounts paid to executive officers in 2025.
Executive Officer and Director Compensation
The compensation committee of our Board (the "Compensation Committee") is responsible for making all determinations with respect to our executive compensation programs and the compensation of our executive officers. The Compensation Committee has the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation, and the Compensation Committee works with such advisors to evaluate the compensation of our Chief Executive Officer, our other executive officers and our non-management directors, as well as to develop and implement our compensation philosophy and programs as a public company. None of our executive officers serve as a member of the Compensation Committee or are otherwise responsible for the Compensation Committee’s decisions, but our Chief Executive Officer and Chief Financial Officer are involved with compensation decisions by providing insight and recommendations to the Compensation Committee regarding compensation for executive officers other than themselves.
Director Compensation
Non-employee directors were granted RSUs (as defined below) pursuant to our 2021 Equity Incentive Plan based upon each individual’s service contract, which provides for a specific value, granted per year for the duration of a fixed term contract. The value of the grant is converted to USD at the closing exchange rate on December 1 of that year (the "Valuation Date"), and the number of RSUs is calculated using the 50-day moving average price at the Valuation Date. RSUs when granted will vest within the same calendar year of the grant date subject to continued service at the date of vesting.

2021 Equity Incentive Plan
In December 2021, our Board approved, and, our shareholders considered and approved, the 2021 Equity Incentive Plan (the "2021 EIP").
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
The 2021 EIP is administered by our Board, which may delegate its duties and responsibilities to one or more committees of our directors or officers, subject to certain limitations imposed under the 2021 EIP, and other applicable laws and stock exchange rules. Our Board has delegated administration of the 2021 EIP to the Compensation Committee, but may, at any time, reinvest in itself some or all of the powers previously delegated to the Compensation Committee. Our Board and the Compensation Committee are each considered to be a "Plan Administrator" as such term in used herein. The Plan Administrator has the authority to take all actions and make all determinations under the 2021 EIP, to approve the forms of award agreements for use under the 2021 EIP, to interpret the 2021 EIP and award agreements and to adopt, amend and repeal rules for the administration of the 2021 EIP as it deems advisable. The Plan Administrator also has the authority to determine which eligible service providers receive awards, grant awards, and set the terms and conditions of all awards under the 2021 EIP, subject to the conditions and limitations in the 2021 EIP.
Shares available for awards
Subject to adjustment for certain changes in our capitalization, the maximum number of ordinary shares (the "Share Reserve"), that may be issued under the 2021 EIP was initially 43,312,150 ordinary shares. No more than 43,312,150 ordinary shares may be issued under the 2021 EIP upon the exercise of incentive share options ("ISOs"). In addition, the Share Reserve will automatically increase on January 1 of each year, ending on (and including) January 1, 2031, in an amount equal to 3% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year. Our Board may act prior to January 1 of a given year to provide that there will be no increase for such year or that the increase for such year will be a lesser (but not greater) number of ordinary shares. Ordinary shares issued under the 2021 EIP will be new shares.
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

Awards
The 2021 EIP provides for the grant of market value options, market value share appreciation rights ("SARs"), restricted shares, restricted share units ("RSUs"), and other share-based awards. All awards under the 2021 EIP will be set forth in award agreements, which will detail the terms and conditions of awards, consistent with and subject to the terms and conditions of the 2021 EIP. A brief description of each award type follows.
Options and SARs. Options provide for the purchase of ordinary shares in the future at an exercise price set by the Plan Administrator in accordance with applicable law and, in respect of service providers who are subject to tax in the U.S., shall also not be less than the market value of an ordinary share on the grant date, except if such award is granted pursuant to an assumption of or substitution for another option of SAR pursuant to the 2021 EIP. SARs entitle their holder, upon exercise, to receive an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The Plan Administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR.
Restricted shares and RSUs. Restricted shares are an award of non-transferable ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver our ordinary shares (or the cash equivalent thereof or any other form of consideration determined by the Plan Administrator and as set out in each restricted share unit award agreement) in the future, which may also remain forfeitable unless and until specified vesting, issuance and forfeiture conditions are met. The Plan Administrator may provide that the delivery of the shares underlying RSUs will be deferred, on a mandatory basis or at the service provider’s election. The terms and conditions applicable to restricted shares and RSUs will be determined by the Plan Administrator, subject to the conditions and limitations contained in the 2021 EIP.
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
Certain transactions
In connection with certain corporate transactions and events affecting our ordinary shares, including a change of control or another similar corporate transaction or event, the Plan Administrator has broad discretion to take action under the 2021 EIP. This includes cancelling awards for cash or other property, accelerating the vesting and, to the extent applicable, the exercise of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards or with respect to which awards may be granted under the 2021 EIP and replacing or terminating awards under the 2021 EIP. In addition, in the event of certain equity restructuring transactions, the Plan Administrator will make equitable adjustments to the limits under the 2021 EIP and outstanding awards as it deems appropriate to reflect the transaction.
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
Transferability and service provider payments
Except as the Plan Administrator may determine or provide in an award agreement, awards under the 2021 EIP are generally nontransferable, except to a service provider’s designated beneficiary, as defined in the 2021 EIP. With regard to tax or social security withholding obligations arising in connection with awards under the 2021 EIP, and exercise price obligations arising in connection with the exercise of options under the 2021 EIP, the Plan Administrator may, in its discretion, accept cash, wire transfer or check, our ordinary shares that meet specified conditions, set off against other amounts owed to a service provider, a "market sell order", or such other consideration as the Plan Administrator deems suitable or any combination of the foregoing.
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
2021 Employee Stock Purchase Plan
In December 2021, our Board adopted, and our shareholders considered and approved, the 2021 Employee Stock Purchase Plan (the "2021 ESPP").
The material terms of the 2021 ESPP are summarized below.
Administration
Our Board has the power to administer the 2021 ESPP and may also delegate administration of the 2021 ESPP to a committee comprising one or more members of our Board. Our Board has delegated administration of the 2021 ESPP to the Compensation Committee, but may, at any time, revest in itself some or all of the powers previously delegated to the Compensation Committee. Our Board and the Compensation Committee are each considered to be a Plan Administrator as such term in used herein. The Plan Administrator has the final power to construe and interpret both the 2021 ESPP and the rights granted under it. The Plan Administrator has the power, subject to the provisions of the 2021 ESPP, to determine when and how rights to purchase our ordinary shares will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any of our parent or subsidiary companies will be eligible to participate in the 2021 ESPP.
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
Offerings
The 2021 ESPP will be implemented by offerings of rights to purchase ordinary shares to all eligible employees. The Plan Administrator will determine the duration of each offering period, provided that in no event may an offering period exceed 27 months beginning with the first day of the offering period. The Plan Administrator may establish separate offerings which vary in terms (although not inconsistent with the provisions of the 2021 ESPP or the requirements of applicable laws). Each offering period may have one or more purchase dates, as determined by the Plan Administrator prior to the commencement of the offering period. The Plan Administrator has the authority to alter the terms of an offering prior to the commencement of the offering period, including the duration of subsequent offering periods. When an eligible employee elects to join an offering period, he or she is granted a right to purchase ordinary shares on each purchase date within the offering period. On the purchase date, all contributions collected from the eligible employees are automatically applied to the purchase of ordinary shares, subject to certain limitations (which are described further below under "Eligibility").
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
Eligibility
Any individual who is employed by us (or by any of our parent or subsidiary companies if such company is designated by the Plan Administrator as eligible to participate in the 2021 ESPP) may participate in offerings under the 2021 ESPP, provided such individual has been employed by us (or our parent or subsidiary, if applicable) for such continuous period preceding the first day of the offering period as the Plan Administrator may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, subject to applicable law, the Plan Administrator may provide that an employee will not be eligible to be granted purchase rights under the 2021 ESPP unless such employee is customarily employed for more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code (to the extent applicable) and applicable law. The Plan Administrator may also provide in any offering that certain of our employees who are "highly compensated" as defined in Section 423(b)(4)(D) of the Code are not eligible to participate in the 2021 ESPP.
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
Non-U.S. Eligible Employees
The Plan Administrator may adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the 2021 ESPP by eligible employees who are residents of or employed outside the U.S.
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
Notwithstanding anything in the 2021 ESPP or any offering document to the contrary, the Plan Administrator will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit contributions in excess of the amount designated by an eligible employee in order to adjust for mistakes in the processing of properly completed contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of ordinary shares for each eligible employee properly correspond with amounts withheld from the eligible employee’s contributions; (iv) amend any outstanding purchase rights or clarify any ambiguities regarding the terms of any offering to enable such purchase rights to qualify under or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Plan Administrator determines in its sole discretion advisable that are consistent with the 2021 ESPP. Any such actions by the Plan Administrator will not be considered to alter or impair any purchase rights granted under an offering as they are part of the initial terms of each offering and the purchase rights granted under each offering.
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
Our governing documents provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the Board or by shareholders in a general meeting by a resolution passed as an ordinary resolution in accordance with the Guernsey Companies Law by a simple majority of the votes of the shareholders entitled to vote and voting in person or by attorney or by proxy at a meeting or by a simple majority of the total voting rights of eligible shareholders (being the shareholders entitled to vote on the circulation of the written resolution) by written resolution ("Ordinary Resolution").
At the closing of the Business Combination, the parties agreed that the Board would be comprising nine persons, seven of whom were identified as of the closing of the Business Combination and two were added following the closing. Mr. John Collins resigned as a Director with effect from December 31, 2023. Subsequently Mr. Wolman was appointed as a director with effect February 18, 2025 and Mr. Hasson resigned as a director with effect from February 28, 2025. The Board therefore now comprises eight persons. Each director serves until the end of the next annual meeting but is eligible for reappointment by Ordinary Resolution at such annual meeting.

Each Board member has served in their role as follows:

Director	Appointed
Neal Menashe	December 7, 2021
Alinda Van Wyk	December 7, 2021
Eric Grubman	January 27, 2021
Robert James Dutnall	March 29, 2021
John Le Poidevin	March 29, 2021
Jonathan Jossel	May 11, 2022
Natara Holloway Branch	May 11, 2022
Merrick Wolman	February 18, 2025
So long as our shares are listed on the NYSE, our Board shall include such number of "independent directors" as the relevant rules applicable to the listing of such shares on the NYSE require of NYSE listed companies, notwithstanding any exemption applicable to us as a foreign private issuer.
Director Service Contracts
There are no service contracts between the Super Group and any of Super Group’s non-executive directors providing for benefits upon termination of their service.
Audit and Risk Committee
The audit committee of the Board (renamed the Audit and Risk Committee, effective March 2, 2026), comprising John Le Poidevin, Natara Holloway Branch and Robert James Dutnall, who joined as a member on February 18, 2025, following the resignation of Mr. Grubman. Jonathan Jossel joined the Audit and Risk Committee effective March 2, 2026.
Each of the Audit and Risk Committee members is independent under the applicable rules of the SEC and the NYSE. Mr. Le Poidevin is the chairman of the Audit and Risk Committee. Each member of the Audit and Risk Committee meets the financial literacy requirements of the NYSE and our Board has determined that Mr. Le Poidevin qualifies as an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial management expertise.
The Audit and Risk Committee has a charter, which details the principal functions of the Audit and Risk Committee, including:
•evaluating the performance of the registered public accounting firm or firms engaged as our independent outside auditors for the purpose of preparing or issuing an audit report or performing audit services (the "Auditors") and assessing their independence and qualifications, to determine whether to retain, or to terminate, the engagement of the existing Auditors, or to appoint and engage a different independent registered public accounting firm;
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

•reviewing and discussing with management and, as appropriate, the Auditors, our guidelines and policies with respect to risk assessment and risk management as relates to financial and accounting reporting, financial risk exposures, cyber security, information technology, data protection and privacy, operational, human resource and compliance risks, and the steps management has taken to monitor and control such exposures; and
•investigating any matter brought to the attention of the Audit and Risk Committee within the scope of its duties, if necessary or appropriate.
Nominating and Corporate Governance Committee
We have established a nominating and corporate governance committee of the Board (the "Nominating and Corporate Governance Committee"). This Nominating and Corporate Governance Committee comprises John Le Poidevin, Jonathan Jossel and Robert James Dutnall who have all served from January 27, 2022. Mr. Jossel is the chairman of the committee.
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
•developing a set of corporate governance policies; and
•reviewing the processes and procedures used to provide information to the Board and its committees.
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
Compensation Committee
We have established a compensation committee of the Board (the "Compensation Committee") comprising Eric Grubman, John Le Poidevin and Robert James Dutnall, each of whom has served since January 27, 2022. While there is an exemption to the NYSE listing standards for foreign private issuers, not requiring us to have a compensation committee composed entirely of independent directors The Board has determined that each of the Compensation Committee members are independent. Mr. Grubman is the chairman of the Compensation Committee.
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
Risk Committee Information and Risk Oversight
We established a Risk Committee of the Board (the "Risk Committee") which continued until March 2, 2026. This comprising Robert James Dutnall, Alinda Van Wyk, Jonathan Jossel and John Le Poidevin. Mr. Dutnall was the chair of the Risk Committee. The Risk Committee had a written charter. The purpose of the Risk Committee was to assist the Board in overseeing and considering the appropriateness of the risk management activities designed and implemented by management. The Risk Committee and Board also considered specific risk topics, including risks associated with our strategic initiatives, business plans and capital structure. Management, including our executive officers, is primarily responsible for managing the risks associated with our operations and business and provides appropriate updates to the Board and the Risk Committee. The Board delegated to the Risk Committee oversight of its risk management process, and our other Board committees also consider risk as they perform their respective committee responsibilities. All committees report to the Board as appropriate, including when a matter rises to the level of material or enterprise risk.
On March 2, 2026, the Board amalgamated the risk function overseen by the Risk Committee into the Audit Committee (renamed as the Audit and Risk Committee) and the Risk Committee therefore ceased with effect March 2, 2026.
Shareholder Communication with the Board of Directors
Shareholders and interested parties may communicate with the Board, any committee chairperson or the independent directors as a group by writing to the Board or committee chairperson in the care of Super Group (SGHC) Limited, Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

D.	Employees
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
Human Capital Resources
Through our subsidiaries, we currently manage approximately 2,900, (2024: 3,300; 2023: 3,700) staff with employees and contractors located in 16 countries. Of our employees, 94% are permanently employed and the remainder are contractors.
We operate a performance-oriented culture that emphasizes personal growth and effective delivery of objectives within the context of corporate strategy and goals. Our performance management processes focus on key performance indicators ("KPIs") that are measurable against specific objectives.

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
Information on arrangements involving the employees in the capital of the Company is set forth in Items 6.B and Item 7.B of this Report.

F.	Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership of the Company as of March 31,2026 by:
•each beneficial owner of more than 5% of our shares;
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
The beneficial ownership of the Company is based on 508,076,788 Super Group shares issued and outstanding as of March 31,2026.

	Number of Shares	Percentage
Directors and Executive Management
Alinda Van Wyk (1) (2)	831,700	*
Neal Menashe (1) (3)	14,654,864	3%
Robert James Dutnall (1)	136,028	*
John Le Poidevin (1)	86,028	*
Eric Grubman (6)	3,926,886	*
Natara Holloway Branch	111,028	*
Jonathan Jossel	86,028	*
Merrick Wolman (8)	7,962
All directors and executive officers as a group (8 persons)	19,840,524	4%
Other 5% Shareholders
Knutsson Limited (4) (5)	226,855,242	45%
Chivers Limited (7) (8)	97,868,113	19%

*	Less than 1%.

(1)	The business address of this shareholder is Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GY1 1AR.

(2)
Bellerive Trust Limited as Trustee of the Agape Trust is the registered holder of 701,759 shares. Alinda Van Wyk is a discretionary beneficiary of the Agape Trust, but does not possess sole or shared voting or investment power over such shares. In addition Alinda Van Wyk is the holder of record of 129,941 shares.

(3)
Pepe Investments Limited is the registered holder of 13,900,000. Pepe Investments Limited is beneficially owned by each of Bellerive Trust Limited as Trustee of the Panther Trust and Earl Fiduciary AG as trustee of the Turtle Trust. Members of Neal Menashe's family are discretionary beneficiaries of the Panther Trust and the Turtle Trust. Neal Menashe has no beneficial interest in either the Panther Trust or the Turtle Trust. Neither Neal Menashe nor any of the Trust's discretionary beneficiaries possess sole or shared voting or investment power over such shares. In addition Neal Menashe is the holder of record of 754,864 shares.

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

(6)
Eric Grubman is the holder of record of 2,229,080 shares. Eric Grubman is also the trustee of the EKC2012 Trust, which is the holder of record of 848,903 shares, and has sole voting and investment control over the securities held by the EKC2012 Trust. As such, Mr. Grubman may be deemed to beneficially own the securities held by the EKC2012 Trust. Elizabeth Compton, Eric Grubman’s wife, is the trustee and a beneficiary of the EPG2012 Trust, which is the holder of record of 848,903 shares, and has sole voting and investment control over the securities held by the EPG2012 Trust. As such, Elizabeth Compton and Eric Grubman may be deemed to beneficially own the securities held by the EPG 2012 Trust.

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

Holders
As of March 31, 2026, we had 4 shareholders of record of our shares. We estimate that as of March 31, 2026, approximately 99.99% of our outstanding shares are held by three U.S. record holders. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

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
Master Services Agreement with Bellerive Trust Limited
Under the terms of a Master Services Agreement dated January 19, 2021 (as amended), we procure management personnel services and company secretarial services from Bellerive Trust Limited and other entities within the Bellerive Group, which is wholly owned by Bellerive Group Holdings ("Bellerive Group"). Merrick Wolman, a director of the Company, has a non-controlling shareholding in the Bellerive Group of entities.

C.	Interests of Experts and Counsel.
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements
See Item 18 of this Report for consolidated financial statements of Super Group (SGHC) Limited.
See section titled "Business Overview – Legal Proceedings" of this Report for information regarding provisions made for legal proceedings.
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
On February 13, 2026, the Company entered into an up to $100,000,000 senior multicurrency revolving credit facility (the "Credit Facility") with Barclays Bank PLC, JPMorgan Chase Bank, N.A., London Branch and Citibank, N.A., Jersey Branch as arrangers and original lenders and Barclays Bank PLC as agent and security agent (the "Agent"). The Credit Facility will mature on February 13, 2029. Borrowings from the Credit Facility are available in U.S. Dollar, British Pound Sterling, the Euro (and any other currency that the Agent approves in writing) for general corporate and working capital purposes. Borrowings under the Credit Facility bear interest at 1.5% per annum plus the applicable relevant reference rate terms.
The Credit Facility is guaranteed by the Company and certain subsidiaries thereof, and the obligations under the Credit Facility are, subject to some exceptions, secured by i) share pledges over certain material subsidiaries; ii) account pledges provided by each obligor; and iii) security over intra-group receivables provided by each obligor, subject to certain exceptions.
Except as disclosed in this Report, there have been no significant changes since the date of Super Group’s latest annual financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details
Our shares are listed on the NYSE under the ticker symbol "SGHC".

B.	Plan of Distribution
Not applicable.

C.	Markets
Our shares are listed on the NYSE under the ticker symbol "SGHC".

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not required.

B.	Memorandum and Articles of Incorporation
See Item 10.B in the annual report on Form 20-F for the year ended December 31, 2024.

C.	Material Contracts
As further described in Item 8.B of this Annual Report, we entered into the Credit Facility with Barclays Bank PLC, JPMorgan Chase Bank, N.A., London Branch and Citibank, N.A., Jersey Branch as arrangers and original lenders and Barclays Bank PLC as agent and security agent.
Conditional Agreement to Purchase Sportsbook Software
On May 8, 2024, Betway Group Limited entered into a conditional purchase agreement with Fusion to acquire the worldwide rights (excluding USA) in the Fusion Sportsbook Software currently licensed to certain members of the Group by Apricot (see section titled "Strategy, Products and Business Model" of this Report). This agreement was transferred from Betway Group Limited to SuperGroup Tech Limited effective April 1, 2025. Concurrently, Betway Group Limited entered into a further conditional purchase agreement with Derivco (UK) Limited (formerly known as Marown Limited) to acquire the right in the USA to the Marown Sportsbook Software which was historically licensed to Digital Gaming Corporation USA by Marown Limited (the acquisitions from Fusion and Derivco, together the "Sportsbook Acquisition").
The completion of the agreements was contingent upon receiving customary regulatory approvals, which were received after the year ended December 31, 2025 allowing SuperGroup Tech Limited to completed both such acquisitions on February 28, 2026 ("Completion Date").
The total consideration payable for the Sportsbook Acquisition is €142.4 million ($167.3 million), plus additional amounts payable if certain earn-out conditions are achieved.
As at year ended December 31, 2025 the consideration for the Sportsbook Acquisition included an upfront consideration ("Tranche One") of €102.4 million ($120.3 million), which is settled through the cancellation of the pre-existing loan repayable by Fusion within 60 days of the Completion Date. An additional €20.0 million ($23.5 million) ("Tranche Two") is payable within 60 days of the Completion Date. However, during the last quarter of 2024, two advancements on Tranche Two were made to Fusion totaling the equivalent of €10.3 million ($10.7 million), and an additional payment of €3.8 million ($4.3 million) was made during the year ended December 31, 2025 resulting in a total balance as at December 31, 2025 of €112.6 million ($117.2 million).
On the first anniversary of the Completion Date, €20.0 million ($23.5 million) ("Tranche Three") is payable, with the option of this amount being paid in cash or settled through the issue of ordinary shares of the Group.
Additional contingent payments of up to €210.0 million ($246.7 million) may be made through an earn-out mechanism if the Group’s sportsbook revenue more than doubles during the earn-out period, which runs through December 31, 2035. The earnout payments are calculated as a percentage of monthly sportsbook net gaming revenue, ranging from 0% to 8%.
As at year ended December 31, 2025 the Tranche One payment remained a receivable (financial asset) that was expected to be received more than 12 months after the end of the reporting period, and has therefore been classified as non-current in the unaudited condensed consolidated interim statement of financial position.
As the Group expected as at year ended December 31, 2025 that the Tranche Two payments would either be refundable or applied to partial settlement of the acquisition cost of the software within the next 12 months, advancements made during the period, totaling €15.1 million ($17.7 million), have been reclassified as current prepayments as at December 31, 2025.
Subsequent to the year ended December 31, 2025, it was agreed that Tranche Two and Tranche Three would be payable by SuperGroup Tech Limited within 30 calendar days of the Completion Date.

D.	Exchange Controls
There is no exchange control legislation or regulation in Guernsey except by way of such as freezing of funds of, or prohibition of new investments in, certain jurisdictions subject to international sanction.

E.	Taxation
Material Tax Considerations
Material U.S. Federal Income Tax Considerations
This section describes the material U.S. federal income tax considerations applicable to U.S. Holders of the ownership and disposition of our shares. This section addresses only those holders that hold shares as a capital asset (generally property held for investment). This section does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:
•financial institutions or financial services entities;
•insurance companies;
•specified non-U.S. corporations including "controlled foreign corporations," and "passive foreign investment companies" (each as defined in the Internal Revenue Code of 1986, as amended (the "Code")) or corporations that accumulate earnings to avoid U.S. federal income tax;
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
•investors that hold shares as part of a "straddle," "hedge," "conversion," "synthetic security," "constructive ownership transaction," "constructive sale" or other integrated transaction for U.S. federal income tax purposes;
•investors that have a functional currency other than the U.S. dollar;
•U.S. expatriates or former long-term residents of the U.S.;
•investors subject to the U.S. "inversion" rules;

•holders owning or considered as owning (directly, indirectly, or through attribution) five percent (measured by vote or value) or more of our shares; or
•persons who received any shares issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation.
This description in this section does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax provisions of the Code, the Medicare tax on net investment income, or special accounting rules under Section 451(b) of the Code.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of shares, the tax treatment of such partnership and any person treated as a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding shares, you are urged to consult your tax advisor regarding the tax consequences to you of the ownership and disposition of shares by the partnership.
The material U.S. federal income tax considerations described in this section are based upon the Code, the regulations promulgated by the U.S. Treasury Department thereunder ("Treasury Regulations"), current administrative interpretations and practices of the U.S. Internal Revenue Service ("IRS"), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought, and do not intend to seek, a ruling from the IRS as to any U.S. federal income tax consideration described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below.
EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF SHARES.
For purposes of the description set forth in this section, a "U.S. Holder" is a beneficial owner of our shares that is:
•an individual who is a U.S. citizen or resident of the U.S. for U.S. federal income tax purposes;
•a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the U.S., any state thereof or the District of Columbia;
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
Treatment of the Company as a non-U.S. Corporation for U.S. Federal Income Tax Purposes
Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the U.S. or under the law of the U.S. or of any State. Accordingly, under generally applicable U.S. federal income tax rules, the Company, which is not created or organized in the U.S. or under the law of the U.S. or of any State but is instead a Guernsey incorporated entity and tax resident of Guernsey, generally would be classified as a non-U.S. corporation. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes.

The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance as to their application. Under Section 7874 of the Code, a corporation created or organized outside the U.S. (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) the non-U.S. corporation’s "expanded affiliated group" does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation before the acquisition hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation (the "Ownership Test").
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
If it were determined that we will be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, we would be liable for U.S. federal income tax on our income just like any other U.S. corporation, and U.S. Holders and Non-U.S. Holders (as defined below) of our shares would be treated as holders of stock of a U.S. corporation. As used herein, a “Non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of our shares or public warrants, as applicable, that is not a U.S. Holder.
Dividends and Other Distributions on Shares
Subject to the PFIC rules discussed below under the section titled "—Passive Foreign Investment Company Rules," distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on our shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares and will be treated as described below under the section titled "Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Shares." However, since we do not intend to determine our earnings and profits under U.S. federal income tax principles, distributions made by us generally will be reported as dividends. The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that we pay to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if our shares are readily tradable on an established securities market in the U.S. or we are eligible for benefits under an applicable tax treaty with the U.S. (although Guernsey does not currently have an applicable tax treaty with the U.S. with respect to the elimination of double taxation), and, in each case, we are not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Shares
Subject to the PFIC rules discussed below under the section titled "Passive Foreign Investment Company Rules," upon any sale, exchange or other taxable disposition of shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such ordinary share in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary share exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.
Passive Foreign Investment Company Rules
The treatment of U.S. Holders of shares could be materially different from that described above if we are treated as a PFIC for U.S. federal income tax purposes.
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
Based on the nature of our business and the valuation of our assets, including goodwill, we believe that we were not a PFIC for the taxable year ended December 31, 2025. However, no assurances regarding our PFIC status can be provided for any taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our shares from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for the any taxable year.
If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the shares, even if we ceased to meet the threshold requirements for PFIC status in any particular year, unless an applicable PFIC election (or elections) has been made with respect to the shares (to the extent available), as described below under the section titled "PFIC Elections."

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder may be subject to adverse tax consequences. Generally, any gain recognized by the U.S. Holder on the sale or other disposition of its shares (which may include gain realized by reason of transfers of shares that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares) would be subject to tax under the following rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares;
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
PFIC Elections
In general, if we are determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of our shares by making and maintaining a timely and valid qualified electing fund ("QEF") election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which our taxable year ends and each subsequent taxable year. However, a U.S. Holder may make a QEF election with respect to our shares only if we annually provide such U.S. Holder with certain tax information, and we currently do not intend to prepare or provide such information. As a result, the QEF election is not expected to be available to a U.S. Holder and the remainder of this disclosure assumes that such election will not be available. If we are a PFIC and our shares constitute "marketable stock," a U.S. Holder may avoid the adverse PFIC tax consequences described above if such U.S. Holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its shares at the end of such year over its adjusted basis in its shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its shares will be treated as ordinary income.
The mark-to-market election is available only for "marketable stock," generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the shares cease to qualify as "marketable stock" for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market with respect to our shares under their particular circumstances.

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
The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our shares are urged to consult their own tax advisors concerning the application of the PFIC rules to our shares under their particular circumstances.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the U.S. or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder if (i) the U.S. Holder is a corporation or other exempt recipient or (ii) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
THE DESCRIPTION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH ABOVE MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF ] SHARES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.
Additional Reporting Requirements
Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to our shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our shares.

Island of Guernsey Tax Considerations
The following summary of the anticipated tax treatment in Guernsey applies to persons holding shares as an investment and the potential tax treatment, depending on the individual status of investors, on our shareholders resident in Guernsey. The summary does not constitute legal or tax advice and is based on taxation law and published Revenue Service practice in Guernsey at the date of this document, which is subject to change, possibly with retroactive effect. Prospective investors should be aware that the level and bases of taxation may change from those described and should consult their own professional advisers on the implications of making an investment in, holding or disposing of our shares under the laws of the countries in which they are liable to taxation.
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
•the provision to an unconnected third party of any administrative, secretarial or clerical services in relation to a controlled investment within the meaning of the Protection of Investors (Bailiwick of Guernsey) Law, 2020 (the "POI Law");
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
•the importation or supply of gas or hydrocarbon oil in Guernsey;
•large retail business carried on in Guernsey where the company has taxable profits arising or accruing from which in any year of charge exceed £500,000;
•the business of the cultivation of the cannabis plant or its use for the production of industrial hemp, supplements and certain other products or any processing of it or any other activity or use, in each case under the authority of a license issued by the Committee for Health & Social Care under the Misuse of Drugs (Bailiwick of Guernsey) Law, 1974, as amended or, as the case may be, Misuse of Drugs (Bailiwick of Guernsey) Ordinance, 1997, as amended (together "MD Legislation");
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
Following written communication from the EU Code of Conduct Group on Business Taxation in November 2017, the States of Guernsey made a commitment to address concerns that Guernsey did not have a legal substance requirement for doing business in, or through it, as a jurisdiction. This has resulted in the introduction of Economic Substance Regulations ("ESR"), which took effect for accounting periods commencing on or after January 1, 2019.
Broadly, the ESR require Guernsey tax resident entities that generate income in a given tax year from certain activities to demonstrate that they have sufficient economic substance in Guernsey. There are a series of tests within the ESR to determine whether an entity has sufficient economic substance, which are: 1) the relevant activity which brings the entity within scope of the ESR must meet the test set out in the ESR to be regarded as be directed and managed in Guernsey 2) the entity must perform its core income generating activities ("CIGA") in Guernsey and 3) the entity must be able to demonstrate that it has adequate people, premises and expenditure proportionate to the level and type of business activity in Guernsey.
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
Pillar Two
The Organization for Economic Co-operation and Development ("OECD") (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting ("BEPS") addresses the tax challenges arising from the digitalization of the global economy. The Global Anti-Base Erosion Model Rules (the "Pillar Two Model Rules") apply to multinational enterprises ("MNEs") with annual revenue in excess of EUR 750 million per their consolidated financial statements.
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
The new taxing mechanisms can impose a minimum tax on the income arising in each jurisdiction in which an MNE operates. The IIR, UTPR and QDMTT do so by imposing a top-up tax in a jurisdiction whenever the effective tax rate ("ETR"), determined on a jurisdictional basis under the Pillar Two Model Rules, is below a 15% minimum rate.
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
Taxation of Our Shareholders
Shareholders who are not resident in Guernsey (which includes Alderney and Herm) will not suffer any tax in Guernsey in respect of any distributions or income of a similar nature made to them by us in respect of their holding of shares provided such payments are not to be taken into account in computing the profits of any permanent establishment in Guernsey through which such shareholder carries on business in Guernsey.
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
Not applicable.

C.	Other Securities.
Not applicable.

D.	American Depositary Shares.
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act) as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the design and operation of the Company's disclosure controls and procedures were effective.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.
Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2025. This assessment was performed under the direction and supervision of our Chief Executive Officer and Chief Financial Officer, and used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2025, our internal control over financial reporting was effective.
Deloitte LLP ("Deloitte") has issued an attestation report on management’s assessment of our internal control over financial reporting.

C.    Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of Super Group (SGHC) Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Super Group (SGHC) Limited and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 17, 2026, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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

/s/ Deloitte LLP
London, United Kingdom
April 17, 2026

D.    Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that John Le Poidevin is an "audit committee financial expert" as defined by the SEC and that he is independent within the meaning of the rules of the NYSE. For details of John Le Poidevin's experience see Item 6.A.

ITEM 16B.	CODE OF ETHICS
The Board has adopted a Code of Conduct, a copy of which is available on our website at https://supergroup.com. The Code of Conduct applies to all of our directors, officers, employees, consultants and other staff, and is intended to meet the definition of “Code of Ethics” under Item 16B of Form 20-F. The reference to Super Group’s website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our company has appointed Deloitte to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte as our current principal auditor as well as BDO LLP ("BDO") as our predecessor principal auditor for the fiscal years ended December 31, 2025 and 2024 respectively.

	Year ended December 31, 2025 $ millions	Year ended December 31, 2024 $ millions
Audit Fees*	11.2	7.1
Audit-Related Fees	0.6	0.3
Tax Related Fees	0.1	—
Total Fees	11.9	7.4

*Audit fees paid to Deloitte amounting to $9.3 million in 2025 relating to the audit of the Group's financial statements is included in the table above.
*Audit fees paid to BDO amounting to $1.9 million in 2025 included in this total relate to the re-audits of our financial statements, issuance of comfort letters, consents and other regulatory filings to be filed with the SEC and other regulators.
"Audit Fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that Deloitte and BDO provide, such as reviews, statutory audits and regulatory filings, consents, comfort letters and assistance with and review of documents filed with the SEC.
"Audit-Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
"Tax Fees" are the aggregate fees billed for tax advisory and compliance services.
The Audit Committee pre-approves all audit service provided to our company by Deloitte or BDO. Where any non-audit services are proposed to be provided by Deloitte or BDO the Audit Committee give full consideration to the financial and other implications on the independence of Deloitte or BDO arising from the proposed non-audit services and any such services will then require the prior approval of the Audit Committee. All fees described in this Item 16.C above were pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Share Buyback Program
On June 16, 2025, our shareholders authorized a share buyback program (the "Share Buyback Program") to purchase no more than 14.99% of the common stock issued as of June 16, 2025 until no later than the annual general meeting of the Company held in 2027.
The Company did not make any purchases under the Share Buyback Program during the year ended December 31, 2025.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
The Company incorporated by reference the Form 6K, file number 001-41253 on May 13, 2025, which relates to "Change in Registrants Certifying Accountant".

ITEM 16G.	CORPORATE GOVERNANCE
As a "foreign private issuer," as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by NYSE for U.S. companies. We believe our corporate governance practices are not materially different from those required of U.S. domestic corporations under NYSE listing standards.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
We have adopted an insider trading policy (the "Insider Trading Policy") that governs the purchase, sale, and other dispositions of the Company’s securities by directors, management, employees and designated consultants. Our Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. A copy of the policy is included as Exhibit 11.1 to the Annual Report.

ITEM 16K.	CYBERSECURITY
Risk management and strategy
We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and critical data, including intellectual property and confidential information that is proprietary, strategic or competitive in nature ("Information Systems and Data").
Our cybersecurity procedures are overseen by our Chief Technical Officer ("CTO") together with operational information security team which helps identify, assess and manage our cybersecurity threats and risks, including through the use of a risk register. This team identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods, including, for example, manual and automated tools in certain environments and systems; subscribing to reports and services that identify certain cybersecurity threats; analyzing reports of certain cybersecurity threats; evaluating our risk profile and certain threats reported to us; and conducting internal audits and threat assessments for certain environments and systems.
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
For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see Risk Factors under section titled including "Our information technology and infrastructure and those of third parties upon which we rely, and our data, may be vulnerable to attacks by unauthorized third parties or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information or data stored there could be accessed, publicly disclosed, lost, deleted, encrypted or stolen, which could result in legal claims or proceedings (including class action), liability under laws that protect the privacy of personal data, regulatory penalties, disruption of our operations and the services we provide to customers, damage to our reputation, and a loss of confidence in our products and offerings, which could adversely affect our business."
Governance
Our Board addresses our cybersecurity risk management as part of its general oversight function. During 2025 the Risk Committee was responsible for overseeing our cybersecurity risk management processes, including oversight of mitigation of risks from our cybersecurity threats. Following the amalgamation of the risk function and oversight into the Audit Committee, effective March 2, 2026, the combined Audit and Risk Committee now has responsibility for this oversight and mitigation.
Our cybersecurity risk assessment process is implemented and maintained by our Cyber Incident Forum comprising members of management, including our Chief Financial Officer ("CFO"), our CTO, our General Counsel and our Group Data Protection Officer, with operational support from, amongst others, our Head of Information Security, who together have a combined total of forty-five years’ experience within the information technology and security industries.
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
Our incident response and vulnerability management policies are designed to escalate certain cybersecurity incidents to the SGHC Cyber Incident Forum, which oversees the mitigation and remediation of cybersecurity incidents of which they are notified. In addition, our cyber incident reporting policies include reporting to the Audit and Risk Committee for certain cybersecurity incidents. Each operating subsidiary has processes in place to report significant cybersecurity events to us.
During 2025 and until March 2, 2026, the Risk Committee received periodic reports from the Head of Internal Controls and Risk Management, concerning our potential significant cybersecurity threats and risk and the processes we have implemented to address them. The Risk Committee also had access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

ITEM 17.	FINANCIAL STATEMENTS
See the financial statements beginning on page F-1 of this Report.

ITEM 18.	FINANCIAL STATEMENTS
See the financial statements beginning on page F-1 of this Report.
1

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

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 of the Company's Annual Report on 20-F (File No. 001-41253) filed with the SEC on February 3, 2025).

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

4.4
Agreement to purchase Sportsbook software Assets – Worldwide excluding USA, dated 8 Mary 2024, by and between Fusion Holdings Limited and Betway Group Limited (incorporated by reference to Exhibit 4.4 of the Company's Annual Report on 20-F (File No. 001-41253) filed with the SEC on February 3, 2025).†

4.5
Agreement to purchase Sportsbook software Assets – USA, dated 8 Mary 2024, by and between Marown Limited and Betway Group Limited (incorporated by reference to Exhibit 4.5 of the Company's Annual Report on 20-F filed with the SEC on February 3, 2025).†

8.1	List of Subsidiaries of Super Group (SGHC) Limited.*

11.1	Insider Trading Policy*

12.1	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Deloitte LLP, independent registered public accounting firm.*

15.2	Consent of BDO LLP, independent registered public accounting firm.*

97.1	Super Group (SGHC) Limited Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on 20-F filed with the SEC on April 25, 2024).

101.INS	Inline XBRL Instance Document.*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.*
139

Exhibit No.	Description

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

#	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.
**	Furnished herewith.
+	Certain schedules, annexes and exhibits have been omitted pursuant to Item 19 of Form 20-F, but will be furnished supplementally to the SEC upon request.
†	Portions of this exhibit have been omitted pursuant to the instructions to Item 19 of Form 20-F on the basis that the Company customarily and actually treats such information as private or confidential and the omitted information is not material.

140

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SUPER GROUP (SGHC) LIMITED
April 17, 2026
	By:	/s/ Neal Menashe
		Name:	Neal Menashe
		Title:	Chief Executive Officer and Director

Super Group (SGHC) Limited
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Super Group (SGHC) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Super Group (SGHC) Limited and subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 17, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.
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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Jumpman Gaming Limited – Remote Gaming Duty provision — Refer to Note 21 to the financial statements

Critical Audit Matter Description

The Company is subject to withholding, indirect and gaming taxes in the jurisdictions in which it operates. The interpretation of tax legislation is sometimes uncertain and the Company may challenge an interpretation applied by the relevant tax authority.
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The financial statements as of December 31, 2025, include a provision of $26.4m ($16.9m of Remote Gaming Duty, with the remaining representing penalties and interest) in respect of Remote Gaming Duty in the UK for the period 2018-2022. The Remote Gaming Duty amount was assessed by HMRC (the UK’s tax authority) in respect of Jumpman Gaming Limited (“Jumpman”) but has been appealed by Jumpman. In 2024, the matter was disclosed as a contingent liability only. Further details are included in Note 26.

We identified the Jumpman Remote Gaming Duty provision as a critical audit matter because of the estimates and judgements management makes when determining if the conditions of IAS 37 Provisions, Contingent Liabilities and Contingent Assets have been met for a provision to be recorded in the financial statements. Furthermore, there is judgement in the estimation of a potential penalty and associated interest given HMRC’s guidance is unclear on their application to Remote Gaming Duty following a number of changes to penalty legislation over recent years, and the guidance not comprehensively and explicitly reflecting those changes. This required a high degree of auditor judgment, including engagement with internal indirect tax specialists, and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s assessment.
How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s judgments regarding the Jumpman Remote Gaming Duty provision included the following:
•evaluated management’s policies and procedures for identifying potential legal matters related to indirect taxes, and the criteria used for assessing whether a present legal or constructive obligation with an outflow of resources is considered probable;
•tested the effectiveness of controls over management’s IAS 37 assessment of matters;
•obtained and analysed the details of the matter through inspection of HMRC and external legal correspondence, and through inquiries with the Company’s internal counsel;
•engaged internal indirect tax specialists with expertise in UK tax law, to assist in our evaluation of management’s assessment against IAS 37 criteria;
•evaluated the reasonableness of management’s estimated economic outflow, including management’s basis and approach for calculating the expected penalty and associated interest through recalculation and determination of an independent range of outcomes; and
•assessed management’s disclosures in the financial statement for accuracy and compliance with IAS 37.

/s/ Deloitte LLP
London, United Kingdom
April 17, 2026
We have served as the Company’s auditor since 2025.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Super Group (SGHC) Limited
St Peter Port, Guernsey

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Super Group (SGHC) Limited (the “Company”) as of December 31, 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Presentation Currency and Segment Presentation
As described in Note 2.3 to the consolidated financial statements, as of January 1, 2025, the Company has changed its presentation currency from Euros (EUR) to United States Dollars (USD), and amounts relating to all comparative periods have accordingly been re-presented retrospectively.
As described in Note 4 to the consolidated financial statements, in the year ended December 31, 2025, the Company has changed its segment presentation, and amounts relating to all comparative periods have accordingly been re-presented retrospectively.
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
/s/ BDO LLP

BDO LLP

We have served as the Company's auditor from 2013 through to 2025.

London, United Kingdom
April 3, 2025, except for the effects of the change in presentation currency disclosed in Note 2.3 and the change in segment presentation in Note 4, which are dated April 17, 2026.

Super Group (SGHC) Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the years ended December 31 2025, 2024* and 2023*
($ 'millions, except for shares and earnings per share)

	Note	2025	2024	2023
Revenue	4	2,231	1,835	1,555
Direct and marketing expenses	5	(1,565)	(1,374)	(1,231)
General and administrative expenses	5	(176)	(175)	(159)
Depreciation and amortization expense	5	(74)	(84)	(89)
Impairment of assets	10	(68)	(40)	(39)
Gain on disposal of business	19	—	44	—
Other operating income		9	7	7
Finance income		11	11	10
Finance expense		(11)	(7)	(3)
Change in fair value of options	18	—	(14)	(31)
Share of post-tax profit of equity accounted investments		(1)	1	—
Profit before taxation	5	356	204	20
Income tax expense	7	(138)	(81)	(28)
Profit/(loss) for the period		218	123	(8)

Profit/(loss) for the period attributable to:
Owners of the parent		217	123	(10)
Non-controlling interest		1	—	2
		218	123	(8)
Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax
Foreign currency translation		70	(20)	15
Change in fair value of investment in non-listed equity		—	—	(1)
Other comprehensive income/(loss) for the period		70	(20)	14
Total comprehensive income for the period		288	103	6

Total comprehensive income for the period attributable to:
Owners of the parent		287	103	4
Non-controlling interest		1	—	2
		288	103	6

Weighted average shares outstanding, basic	8	505,336,489	501,803,294	498,243,792
Weighted average shares outstanding, diluted	8	507,843,609	503,697,933	498,243,792

Earnings/(loss) per share, basic (cents)	8	43.04	24.48	(2.05)
Earnings/(loss) per share, diluted (cents)	8	42.83	24.38	(2.05)
* The Group has changed its presentation currency from Euros to USD from January 1, 2025. Accordingly, the comparative amounts have been re-presented retrospectively as outlined in note 2.3 - Change in presentation currency.
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Financial Position
as at December 31, 2025, 2024* and January 1, 2024*
($ 'millions)

	Note	December 31, 2025	December 31, 2024	January 1, 2024*
ASSETS
Non‐current assets
Intangible assets	9	157	177	214
Goodwill	9	84	95	105
Property, plant and equipment	11	58	21	19
Investment Property	11	3	—	—
Right-of-use assets	12	58	68	27
Deferred tax assets	7	19	40	41
Regulatory deposits		17	14	13
Loans receivable	13	4	—	98
Equity accounted investments		3	3	—
Investment in equity instruments		2	—	—
Advance for sportsbook software[1]	14	120	117	—
		525	535	517
Current assets
Trade and other receivables	15	181	138	172
Income tax receivables	7	12	10	14
Amounts segregated for users[2]	16	6	9	42
Derivative financial assets	18	3	—	—
Cash and cash equivalents	17	513	388	267
Loans receivable	13	11	1	7
Fixed term deposits		16	14	—
Assets held for sale	19	—	—	42
		742	560	544
TOTAL ASSETS		1,267	1,095	1,061

Non-current liabilities
Lease liabilities	12	59	67	26
Deferred tax liability	7	—	2	5
Provisions	21	2	1	—
Income tax payables	7	6	—	—
Derivative financial instruments	18	—	—	2
Interest-bearing loans and borrowings	24	17	—	—
		84	70	33
Current liabilities
Lease liabilities	12	5	6	6
Deferred and contingent consideration		—	—	3
Trade and other payables	20	261	283	216
Customer liabilities	18	72	54	75
Provisions	21	35	7	50
Income tax payables	7	9	20	29
Derivative financial instruments	18	—	2	47
Liabilities associated with assets held for sale	19	—	—	7
Dividends payable		—	75	—
		382	447	433
TOTAL LIABILITIES		466	517	466

EQUITY
Issued capital	22.1	344	344	344
Treasury shares	22.2	(3)	(3)	(3)
Accumulated other comprehensive income/(loss)	22.3	24	(46)	(26)
Retained profit		438	286	262
Equity attributable to owners of the parent		803	581	577
Non-controlling interest		(2)	(3)	18
EQUITY		801	578	595
TOTAL LIABILITIES AND EQUITY		1,267	1,095	1,061
1 Prepayment for sportsbook software has been renamed to Advance for sportsbook software.
2 Restricted cash has been renamed to Amounts segregated for users.
* The Group has changed its presentation currency from Euros to USD from January 1, 2025. Accordingly, the comparative amounts have been re-presented retrospectively as outlined in note 2.3 - Change in presentation currency.
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Changes in Equity
for the years ended December 31, 2025, 2024* and 2023*
($ 'millions)

	Note	Issued capital	Treasury Stock	Accumulated other comprehensive income/(loss)	Retained profit	Equity attributable to owners of the parent	Non-Controlling Interest	Equity
Equity as at January 1, 2023		344	—	(40)	254	558	16	574
(Loss)/Profit for the period		—	—	—	(10)	(10)	2	(8)
Other comprehensive income for the period		—	—	14	—	14	—	14
Total comprehensive (loss)/income		—	—	14	(10)	4	2	6
Shares repurchased	22.2	—	(3)	—	—	(3)	—	(3)
RSU expense	23	—	—	—	18	18	—	18
Total transactions with owners		—	(3)	—	18	15	—	15
Equity as at December 31, 2023		344	(3)	(26)	262	577	18	595

Equity as at January 1, 2024		344	(3)	(26)	262	577	18	595
Profit for the period		—	—	—	123	123	—	123
Other comprehensive loss for the period		—	—	(20)	—	(20)	—	(20)
Total comprehensive (loss)/income		—	—	(20)	123	103	—	103
RSU expense	23	—	—	—	11	11	—	11
Dividends declared		—	—	—	(125)	(125)	—	(125)
Acquisition of non-controlling interest		—	—	—	15	15	(21)	(6)
Total transactions with owners		—	—	—	(99)	(99)	(21)	(120)
Equity as at December 31, 2024		344	(3)	(46)	286	581	(3)	578

Equity as at January 1, 2025		344	(3)	(46)	286	581	(3)	578
Profit for the period		—	—	—	217	217	1	218
Other comprehensive income for the period		—	—	70	—	70	—	70
Total comprehensive income		—	—	70	217	287	1	288
RSU expense	23	—	—	—	15	15	—	15
Dividends declared		—	—	—	(80)	(80)	—	(80)
Total transactions with owners		—	—	—	(65)	(65)	—	(65)
Equity as at December 31, 2025		344	(3)	24	438	803	(2)	801
* The Group has changed its presentation currency from Euros to USD from January 1, 2025. Accordingly, the comparative amounts have been re-presented retrospectively as outlined in note 2.3 - Change in presentation currency.
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Consolidated Statements of Cash Flows
for the years ended December 31, 2025, 2024* and 2023*
($ 'millions)

	Note	2025	2024	2023
Profit/(loss) for the period		218	123	(8)
Add back:
Income tax expense	7	138	81	28
Depreciation and amortization expense	5	74	84	89
Change in fair value of options		—	14	31
Change in fair value of loans receivable	18	2	—	—
RSU expense	23	15	11	18
Amounts receivable written off		—	7	13
Gain on lease termination		(6)	—	—
Loss on disposal of assets[3]		6	10	5
Impairment of goodwill	10.1	18	8	39
Impairment of assets	9 - 12	50	32	—
Gain on disposal of business	19	—	(44)	—
Increase in provisions	21	27	42	1
Other non-cash adjustments[3]		(3)	(8)	(6)
Changes in working capital:
(Increase) / decrease in trade and other receivables		(33)	24	(47)
(Decrease) / increase in trade and other payables		(15)	(11)	15
Increase / (decrease) in customer liabilities		19	(22)	18
Decrease / (increase) in amounts segregated for users[2]		3	28	(12)
Net foreign currency movement on working capital		(27)	15	7
Cash from operating activities		486	394	191
Withholding taxes paid on subsidiaries dividends		(12)	(7)	—
Other withholdings taxes paid		(11)	—	—
Corporation tax rebates/refunds received		3	11	33
Corporation tax paid		(106)	(92)	(80)
Net cash flows from operating activities		360	306	144

Cash flows from investing activities
Cash received in interest		10	10	6
Acquisition of intangible assets		(73)	(85)	(48)
Acquisition of property, plant and equipment		(41)	(13)	(10)
Acquisition of investment property		(3)	—	—
Cash received from sale of assets		2	—	—
Cash extended for financial assets		(20)	(21)	(77)
Cash advanced for sportsbook software[4]	14	(5)	(11)	—
Initial direct costs on acquisition of right-of-use assets		—	(1)	—
Cash received from loans receivable	13	2	2	5
Cash received for sale of DGC B2B		3	10	—
Cash paid for investment in entities		(4)	(6)	—
Cash received from financial assets		—	1	—
Acquisition of businesses, net of cash acquired		—	—	(11)
Extension of restricted cash guarantee		—	—	(20)
Release of restricted cash guarantee		—	—	150
Dividends received from investment in associate		1	—	—
Net cash flows used in investing activities		(128)	(114)	(5)

Super Group (SGHC) Limited
Consolidated Statements of Cash Flows
for the years ended December 31, 2025, 2024* and 2023*
($ 'millions)

	Note	2025	2024	2023
Cash flows from financing activities
Repayment of lease liabilities - interest	12	(3)	(2)	(2)
Repayment of lease liabilities - principal	12	(5)	(6)	(6)
Cash paid for acquisition of non controlling interest		(3)	—	—
Proceeds from interest-bearing loans and borrowings	24	16	—	20
Repayment of interest-bearing loans and borrowings	24	(1)	—	(152)
Dividends paid to parent equity holders	22.4	(156)	(50)	—
Shares repurchased		—	—	(3)
Net cash flows used in financing activities		(152)	(58)	(143)

Increase / (decrease) in cash and cash equivalents		80	134	(4)
Cash and cash equivalents at the beginning of the year		388	267	273
Effects of exchange rate fluctuations on cash held		45	(13)	(2)
Cash and cash equivalents at the end of the year		513	388	267

* The Group has changed its presentation currency from Euros to USD from January 1, 2025. Accordingly, the comparative amounts have been re-presented retrospectively as outlined under note 2.3 - Change in presentation currency.
1 Amounts related to the comparative periods are composed of multiple line items that are individually immaterial and have been grouped together and presented within other non-cash adjustments.
2 Restricted cash has been renamed to Amounts segregated for users.
3 In previous years, 'Other non-cash adjustments' included a loss on disposal of assets amounting to $10 million in 2024 and $5 million in 2023. In the annual financial statements presented in 2025, these amounts have been separated from 'Other non-cash adjustments', as management has determined that the presentation of this line item in the Consolidated Statement of Cash Flows separately from the 'Other non-cash adjustments' category will provide users of the financial statements with more relevant information.
4 In previous years, 'Advance for sportsbook software' was included in 'Cash extended for financial assets'. In the annual financial statements presented in 2025, these amounts have been separated from 'Cash extended for financial assets' as management has determined that the presentation of this line item in the Consolidated Statement of Cash Flows separately from the 'Cash extended for financial assets' category will provide users of the financial statements with more relevant information.
The accompanying notes are an integral part of these consolidated financial statements.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements

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
These consolidated financial statements of the Group were authorized for issue in accordance with a resolution of the Board on April 17, 2026.
Basis of preparation
These consolidated financial statements have been prepared in conformity with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The accounting principles set out below, unless stated otherwise, have been applied consistently for all years presented in the consolidated financial statements. Super Group’s fiscal year ends December 31. All intercompany transactions are eliminated during the preparation of the consolidated financial statements.
The Group has adopted a change in presentation currency from the Euro to the United States Dollar ("USD" or "$") on January 1, 2025. The comparative information has been re-presented retrospectively as if the new presentation currency had always been the presentation currency of the Group. Refer to note 2.3 pertaining to this change.
Foreign operations are included in accordance with the policies set out in note 2.14.
The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts presented are rounded to the nearest million except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies
The following principal accounting policies have been used consistently in the preparation of these consolidated financial statements.

2.1	Going concern
The accompanying consolidated financial statements of the Group have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes that the Group will continue in operation for at least a period of one year after the date that these consolidated financial statements are issued, and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
Management continues to monitor the impact of various geopolitical, regulatory and macroeconomic events, including uncertainty and volatility caused by any disruption to global trade and economic policy resulting from major shifts in long-standing trade positions of major economies and the ongoing conflicts.
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
The Group has recognized profit for the year of $218.4 million for the year ended December 31, 2025 (2024: $122.8 million), (2023: net loss of $8.1 million) and generated cash flows from operations for the year ended December 31, 2025 of $360.1 million (2024: $305.6 million) (2023: $143.8 million). The Group has a cash balance of $513.2 million as at December 31, 2025 (2024: $388.0 million) (2023: $267.4 million), and has negotiated with a consortium of international banks for a revolving credit facility amounting to $100 million early in 2026 to provide the Group with excess liquidity should it be required. The revolving credit facility has an initial term of 3 years, but may be renewed indefinitely. As of December 31, 2025 current assets exceeded current liabilities by $360.0 million (2024: $113.0 million) (2023: $111.0 million). The Group has retained profit of $437.6 million as at December 31, 2025, (2024: $285.6 million) (2023: $262.3 million).
Based on these factors, management has a reasonable expectation that the Group has and will have adequate resources to continue in operational existence for a period of at least one year from the date of issuance of these financial statements, April 17, 2026, and therefore have prepared the consolidated financial statements on a going concern basis.

2.2	Recent accounting pronouncements
The Group has adopted the following amendments that became effective in 2025, but did not have a material impact on the consolidated financial statements of the Group:
•Amendments to IAS 21: Lack of exchangeability (effective date January 1, 2025). The IASB amended IAS 21 in August 2023 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not.
Standards and interpretations issued not yet applied
•IFRS 9 and IFRS 7: Power Purchase Agreements (effective date January 1, 2026). The amendments relate to additional factors to be considered in contracts to buy and take delivery of renewable electricity that has a nature dependent source and to permit the application of hedge accounting for these contracts in certain circumstances. The Group has not entered into contracts of this nature, and these amendments are not expected to have any impact on the Group's consolidated financial statements in the future.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.2	Recent accounting pronouncements (continued)
•IFRS 19: Subsidiaries without Public Accountability: Disclosures (effective date January 1, 2027 - with early adoption permitted). IFRS 19 permits an eligible subsidiary (defined as a subsidiary that does not have public accountability and has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards) to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The directors of the entity do not anticipate that IFRS 19 will be applied for purposes of the consolidated financial statements of the Group.
•IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments (effective date January 1, 2026) had amendments that were issued by the Board in May 2024. These amendments clarify the recognition, derecognition and classification of financial assets and financial liabilities, and enhance the disclosures around terms that may change future cash flows, and financial instruments at fair value through other comprehensive income. Although the amendments relate specifically to the derecognition of financial liabilities in the event that certain criteria are met, it consequently clarified the derecognition principles applicable to financial assets. As a result, the amendments are expected to result in the Group derecognizing its processor receivables from trade and other receivables in note 15 and recognizing cash and cash equivalents presented in note 17 at a later stage, with this change being effective from January 1, 2026.
•IFRS 18 Presentation and Disclosure in Financial Statements (effective date January 1, 2027 - with early adoption permitted), which was issued by the IASB in April 2024, supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation /disaggregation and labelling of information, and disclosure of management-defined performance measures.
•Annual Improvements to IFRS Accounting Standards—Volume 11: The IASB’s annual improvements process deals with non-urgent, but necessary, clarifications and amendments to IFRS. These amendments were released in July 2024. These updates are not expected to have an impact on the Group.
•Disclosures about Uncertainties in the Financial Statements: In November 2025 the IASB issued Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 - Disclosures about Uncertainties in the Financial Statements (the "examples”), which added illustrative examples to several IFRS accounting standards. The examples are intended to improve the reporting of climate-related and other uncertainties in the financial statements. The examples do not have an effective date or transition requirements. Entities are entitled to sufficient time to implement any changes as a result of the illustrative examples. The Group has assessed these updates and concluded that these amendments have no impact on the Group.
•Translation to a Hyperinflationary Presentation Currency - Amendments to IAS 21: In November 2025, the IASB issued Translation to a Hyperinflationary Presentation Currency – Amendments to IAS 21. The amendments require translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency at the closing rate. The amendments apply for annual reporting periods beginning on or after 1 January 2027. These amendments are not expected to have an impact on the Group.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.3	Change in functional and presentation currency
Change in Functional Currency
The functional currency of Super Group (SGHC) Limited, the parent and investment holding company for entities within the Group, has changed from the Euro to the US Dollar from January 1, 2025 in compliance with IAS 21 - The Effects of Changes in Foreign Exchange Rates. This change in functional currency follows events that have and will continue to expose the Company to high concentrations of US Dollar denominated business activities. As an investment holding company, engagements with shareholders are expected to remain a critical part of the Group's ongoing success. Therefore, the most significant driver of this change in functional currency includes the board's commitment to an annual dividend program which seeks to procure the declaration of US Dollar denominated dividends each quarter. The share capital of the Company is also denominated in US Dollars. Further, the Company has no revenue.
Change in Presentation Currency
Commensurate with the factors giving rise to the change in Super Group (SGHC) Limited's functional currency and with the Group's stakeholders (investors, competitors) operating in the US, coupled with the Company's shares being traded in US Dollars on the New York Stock exchange, the Group has elected to change its presentation currency from Euro to US Dollars for each reporting period after January 1, 2025. This enhances comparability of the Group's results for investors. This change has been applied as a change in accounting policy. Amounts relating to prior periods have been adjusted retrospectively in accordance with IAS 8 - Changes in Accounting Policies Changes in Accounting Estimates and Errors.
Assets and liabilities previously reported in Euros have been converted to USD at December 31, 2024, and January 1, 2024 using the period-end foreign exchange rates of the underlying functional currency of the respective subsidiaries within the Group. Items within the statement of Profit or Loss and Other Comprehensive Income previously reported in Euros have been translated to USD from the functional currency of the respective subsidiaries within the Group using the average monthly foreign exchange rates for the month in which the transaction originated. Historic equity transactions were converted at the average monthly foreign exchange rates at the date of the transactions and were subsequently carried at the historic value.
The closing exchange rates of the territories in which the Group has the most material operations that have been applied in translating the items in the consolidated statement of financial position of the Group from their respective functional currencies to USD are as follows:

Currency	2024	2023
Euro	1.041	1.105
Great British Pound	1.255	1.274
Canadian Dollar	0.697	0.755
South African Rand	0.053	0.055

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.3	Change in functional and presentation currency (continued)
Effect of the change in the Group’s presentation currency from Euro to USD
Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2024

	As previously stated 2024 € 'millions	Restated 2024 $ 'millions
Revenue	1,697	1,835
Direct and marketing expenses	(1,270)	(1,374)
General and administrative expenses	(162)	(175)
Depreciation and amortization expense	(78)	(84)
Impairment of assets	(37)	(40)
Gain on disposal of business	40	44
Other operating income	7	7
Finance income	10	11
Finance expense	(6)	(7)
Change in fair value of options	(13)	(14)
Share of post-tax profit of equity accounted investments	1	1
Profit before taxation	189	204
Income tax expense	(75)	(81)
Profit for the period	114	123

Profit for the period attributable to:
Owners of the parent	114	123
Non-controlling interest	—	—
	114	123
Other comprehensive income
Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax
Foreign currency translation	17	(20)
Other comprehensive income/(loss) for the period	17	(20)
Total comprehensive income(loss) for the period	131	103

Total comprehensive income for the period attributable to:
Owners of the parent	131	103
	131	103

Weighted average shares outstanding, basic	501,803,294	501,803,294
Weighted average shares outstanding, diluted	503,697,933	503,697,933

Earnings/(loss) per share, basic (cents)	22.54	24.48
Earnings/(loss) per share, diluted (cents)	22.45	24.38

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.3	Change in functional and presentation currency (continued)
Effect of the change in the Group’s presentation currency from Euro to USD
Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2023

	As previously stated 2023 € 'millions	Restated 2023 $ 'millions
Revenue	1,436	1,555
Direct and marketing expenses	(1,137)	(1,231)
General and administrative expenses	(148)	(159)
Depreciation and amortization expense	(82)	(89)
Impairment of assets	(36)	(39)
Other operating income	6	7
Finance income	9	10
Finance expense	(3)	(3)
Change in fair value of options	(29)	(31)
Profit before taxation	16	20
Income tax expense	(25)	(28)
Loss for the period	(9)	(8)

Loss for the period attributable to:
Owners of the parent	(11)	(10)
Non-controlling interest	2	2
	(9)	(8)
Other comprehensive (loss)/income
Other comprehensive (loss)/income that may be reclassified subsequently to profit or loss, net of tax
Foreign currency translation	—	15
Change in fair value of investment in non-listed equity	(1)	(1)
Other comprehensive (loss)/income for the period	(1)	14
Total comprehensive (loss)income for the period	(10)	6

Total comprehensive (loss)/income for the period attributable to:
Owners of the parent	(12)	4
Non-controlling interest	2	2
	(10)	6

Weighted average shares outstanding, basic	498,243,792	498,243,792
Weighted average shares outstanding, diluted	498,243,792	498,243,792

Earnings/(loss) per share, basic (cents)	(2.12)	(2.05)
Earnings/(loss) per share, diluted (cents)	(2.12)	(2.05)

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.3	Change in functional and presentation currency (continued)
Effect of the change in the Group’s presentation currency from Euro to USD
Consolidated Statement of Financial Position as at December 31, 2024

	As previously stated December 31, 2024 € 'millions	Restated December 31, 2024 $ 'millions
ASSETS
Non‐current assets
Intangible assets	170	177
Goodwill	91	95
Property, plant and equipment	20	21
Right-of-use assets	66	68
Deferred tax assets	39	40
Regulatory deposits	13	14
Equity accounted investments	3	3
Advance for sportsbook software[1]	112	117
	514	535
Current assets
Trade and other receivables	134	138
Income tax receivables	9	10
Amounts segregated for users[2]	9	9
Cash and cash equivalents	373	388
Loans receivable	1	1
Fixed term deposits	13	14
	539	560
TOTAL ASSETS	1,053	1,095

Non-current liabilities
Lease liabilities	65	67
Deferred tax liability	2	2
Provisions	1	1
	68	70
Current liabilities
Lease liabilities	6	6
Trade and other payables	271	283
Customer liabilities	51	54
Provisions	7	7
Income tax payables	19	20
Derivative financial instruments	2	2
Dividends payable	73	75
	429	447
TOTAL LIABILITIES	497	517

EQUITY
Issued capital	290	344
Treasury shares	(3)	(3)
Accumulated other comprehensive income/(loss)	10	(46)
Retained profit	260	286
Equity attributable to owners of the parent	557	581
Non-controlling interest	(1)	(3)
EQUITY	556	578
TOTAL LIABILITIES AND EQUITY	1,053	1,095

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.3	Change in functional and presentation currency (continued)
Effect of the change in the Group’s presentation currency from Euro to USD
Consolidated Statement of Financial Position as at January 1, 2024

	As previously stated January 1, 2024 € 'millions	Restated January 1, 2024 $ 'millions
ASSETS
Non‐current assets
Intangible assets	194	214
Goodwill	95	105
Property, plant and equipment	17	19
Right-of-use assets	25	27
Deferred tax assets	37	41
Regulatory deposits	12	13
Loans receivable	89	98
	469	517
Current assets
Trade and other receivables	155	172
Income tax receivables	12	14
Amounts segregated for users[2]	38	42
Cash and cash equivalents	242	267
Loans receivable	7	7
Assets held for sale	38	42
	492	544
TOTAL ASSETS	961	1,061

Non-current liabilities
Lease liabilities	24	26
Deferred tax liability	5	5
Derivative financial instruments	2	2
	31	33
Current liabilities
Lease liabilities	5	6
Deferred and contingent consideration	2	3
Trade and other payables	195	216
Customer liabilities	68	75
Provisions	45	50
Income tax payables	26	29
Derivative financial instruments	43	47
Liabilities associated with assets held for sale	7	7
	391	433
TOTAL LIABILITIES	422	466

EQUITY
Issued capital	290	344
Treasury shares	(3)	(3)
Accumulated other comprehensive/(loss)	(7)	(26)
Retained profit	241	262
Equity attributable to owners of the parent	521	577
Non-controlling interest	18	18
EQUITY	539	595
TOTAL LIABILITIES AND EQUITY	961	1,061

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.3	Change in functional and presentation currency (continued)
Effect of the change in the Group’s presentation currency from Euro to USD
Consolidated Statement of Changes in Equity

	Issued capital	Treasury Stock	Accumulated other comprehensive income/(loss)	Retained profit	Equity attributable to owners of the parent	Non-Controlling Interest	Equity
Equity as at January 1, 2023 as previously stated in Euro	290	—	(6)	234	518	17	535
Restated Equity in USD as at January 1, 2023	344	—	(40)	254	558	16	574

Movements in equity: January 1, 2023 to December 31, 2023 as previously stated in Euro	—	(3)	(1)	6	2	2	4
Restated movements in equity in USD: January 1, 2023 to December 31, 2023	—	(3)	14	8	19	2	21

Equity as at December 31, 2023 as previously stated in Euro	290	(3)	(7)	241	521	18	539
Restated equity in USD as at December 31, 2023	344	(3)	(26)	262	577	18	595

Restated equity in USD as at January 1, 2024	344	(3)	(26)	262	577	18	595

Movements in equity: January 1, 2024 to December 31, 2024 as previously stated in Euro	—	—	18	19	37	(21)	16
Restated movements in equity in USD: January 1, 2024 to December 31, 2024	—	—	(20)	24	4	(21)	(17)

Equity as at December 31, 2024 as previously stated in Euro	290	(3)	10	260	557	(1)	556
Restated equity in USD as at December 31, 2024	344	(3)	(46)	286	581	(3)	578

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.3	Change in functional and presentation currency (continued)
Effect of the change in the Group’s presentation currency from Euro to USD
Consolidated Statement of Cash Flows for the year ended December 31, 2024

	As previously stated December 31, 2024 € 'millions	Restated December 31, 2024 $ 'millions
Profit for the period	114	123
Add back:
Income tax expense	75	81
Depreciation and amortization expense	78	84
Change in fair value of options	13	14
RSU expense	10	11
Amounts receivable written off	6	7
Impairment of goodwill	7	8
Impairment of assets	30	32
Gain on disposal of business	(40)	(44)
Increase in provisions	38	42
Other non-cash adjustments[1]	2	2
Changes in working capital:
Decrease in trade and other receivables	14	24
Increase in trade and other payables	1	(11)
Increase in customer liabilities	(17)	(22)
Decrease in amounts segregated for users[2]	26	28
Net foreign currency movement on working capital	8	15
Cash from operating activities	365	394
Withholding taxes paid on subsidiaries dividends	(6)	(7)
Corporation tax rebates/refunds received	10	11
Corporation tax paid	(86)	(92)
Net cash flows from operating activities	283	306

Cash flows from investing activities
Cash received in interest	10	10
Acquisition of intangible assets	(78)	(85)
Acquisition of property, plant and equipment	(12)	(13)
Initial direct costs on acquisition of right-of-use assets	(1)	(1)
Cash extended for financial assets[3]	(30)	(21)
Cash advanced for sportsbook software[4]	—	(11)
Cash received from loans receivable	2	2
Cash received for sale of DGC B2B	9	10
Cash paid for investment in entities	(6)	(6)
Cash received from financial assets	1	1
Net cash flows used in investing activities	(105)	(114)

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

Cash flows from financing activities
Repayment of lease liabilities - interest	(3)	(2)
Repayment of lease liabilities - principal	(5)	(6)
Dividends paid to parent equity holders	(46)	(50)
Net cash flows used in financing activities	(54)	(58)

Increase in cash and cash equivalents	124	134
Cash and cash equivalents at the beginning of the year	242	267
Effects of exchange rate fluctuations on cash held	7	(13)
Cash and cash equivalents at the end of the year	373	388
1 'Other non-cash adjustments' includes a loss on disposal of assets amounting to $10 million arising in 2024 which is separately disclosed in the Consolidated Statement of Cash Flows for the year ended December 31, 2024 for the first time in this set of annual financial statements. Management has determined that the presentation of this line item in the Consolidated Statement of Cash Flows separately from the 'Other non-cash adjustments' category will provide users of the financial statements with more relevant information.

2 Restricted cash has been renamed to cash segregated for users.

3 Cash extended for financial assets' includes 'Cash advance for sportsbook software' amounting to $11 million that was not separately presented in prior years. Management has determined that the presentation of this line item in the Consolidated Statement of Cash Flows separately from the 'Cash extended for financial assets' category will provide users of the financial statements with more relevant information.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.3	Change in functional and presentation currency (continued)
Effect of the change in the Group’s presentation currency from Euro to USD
Consolidated Statement of Cash Flows for the year ended December 31, 2023

	As previously stated December 31, 2023 € 'millions	Restated December 31, 2023 $ 'millions
(Loss) for the period	(9)	(8)
Add back:
Income tax expense	25	28
Depreciation and amortization expense	82	89
Change in fair value of options	29	31
RSU expense	17	18
Amounts receivable written off	12	13
Impairment of goodwill	36	39
Increase in provisions	1	1
Other non-cash adjustments[1]	(1)	(1)
Changes in working capital:
Increase in trade and other receivables	(39)	(47)
Increase in trade and other payables	9	15
Increase in customer liabilities	15	18
Increase in amounts segregated for users[2]	(12)	(12)
Net foreign currency movement on working capital	11	7
Cash from operating activities	176	191
Corporation tax rebates/refunds received	31	33
Corporation tax paid	(74)	(80)
Net cash flows from operating activities	133	144

Cash flows from investing activities
Cash received in interest	5	6
Acquisition of intangible assets	(44)	(48)
Acquisition of property, plant and equipment	(9)	(10)
Cash extended for financial assets	(71)	(77)
Cash received from loans receivable	5	5
Acquisition of businesses, net of cash acquired	(10)	(11)
Extension of restricted cash guarantee	(19)	(20)
Release of restricted cash guarantee	138	150
Net cash flows used in investing activities	(5)	(5)

Cash flows from financing activities
Repayment of lease liabilities - interest	(2)	(2)
Repayment of lease liabilities - principal	(6)	(6)
Proceeds from interest-bearing loans and borrowings	19	20
Repayment of interest-bearing loans and borrowings	(139)	(152)
Shares repurchased	(3)	(3)
Net cash flows used in financing activities	(131)	(143)

Increase in cash and cash equivalents	(3)	(4)
Cash and cash equivalents at the beginning of the year	255	273
Effects of exchange rate fluctuations on cash held	(10)	(2)
Cash and cash equivalents at the end of the year	242	267

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)
1 Other non-cash adjustments includes a loss on disposal of assets amounting to $5 million arising in 2024 which is separately disclosed in the Consolidated Statement of Cash Flows for the year ended December 31, 2024 for the first time in this set of annual financial statements. Management has determined that the presentation of this line item in the Consolidated Statement of Cash Flows separately from the 'Other non-cash adjustments' category will provide users of the financial statements with more relevant information.

2 Amounts segregated for users is renamed from restricted cash.

2.4	Basis of consolidation
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
When necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation. A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any residual gain or loss is recognized in profit or loss. Any investment retained, if not assessed as an investment in associate or joint venture, is recognized at fair value.
Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively. Refer to note 2.18 and 2.21 for more detail regarding the non-controlling interest.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.5	Revenue recognition
The Group generates revenue through income earned from online gaming activities, comprising online casino games and sports betting, as well as brand licensing agreements. All revenue is recognized net of the fair value of customer incentives and value-added tax ("VAT") and goods and services tax ("GST") in countries where they are applicable.
Online casino and sports betting
Net revenue represents the consolidated value of all transactions realized and unrealized as at the period end attributable to wins and losses on the online casino and sports betting. Revenues generated from online casino games and sports betting are classified as financial instruments accounted for in accordance with IFRS 9, ‘Financial Instruments’. These financial instruments are initially recognized at fair value, representing the amount staked by the customer adjusted for any customer incentives. They are subsequently remeasured when the outcome and the transaction price is known and the amount payable is confirmed, at which point the movement is recorded as a gain or loss on the financial instrument in the Consolidated Statements of Profit or Loss and Other Comprehensive Income in the revenue line item. As such, gains and losses arising from similar transactions are offset within revenue.
The Group recognizes revenue transactions at the fair value of the consideration received or receivable at the point the transactions are settled. Any open positions (i.e. for unused bonuses, complementary (comps), incentives or open bets) at year end are fair valued with the resulting gain or loss recorded in the Consolidated Statements of Profit or Loss and Other Comprehensive Income. Customer liabilities related to these timing differences are accounted for as financial instruments, further discussed in note 18 and 24.
Sports betting and online casino revenue represents the net house win adjusted for the fair market value of gains and losses on open betting positions and certain customer incentives.
The net house win (which represents realized net gaming revenue) consists of the following components:
•Total wagers less payouts for online casino and sport betting positions that have settled in the year
•Less bonuses, comps (complementary) and incentives that are realized in the year
•Less payments to casino game suppliers to fund progressive jackpot network games for the associated wagers placed in the year (on an accruals basis)
•Less value added tax, and goods and services tax incurred in the year in relation to the above transactions
Payments to game suppliers to fund progressive jackpots represent a financial liability for the Company to contribute a fixed amount of the wagers received from players to the third-party jackpot pool for wagers placed during the year. These are recognized as financial liabilities measured at amortized cost and the amounts accrued are offset within revenue against the associated wager transaction. Any jackpot winnings are a financial liability of the third-party jackpot operator.
Brand licensing agreements
Revenue also includes brand licensing revenues generated by the provision of the Betway brand to other online gambling companies, which is accounted for in accordance with IFRS 15, ‘Revenue from Contracts with Customers,’ by applying the five step model.
The transaction price for brand licensing contracts is composed of monthly licensing fees, monthly brand exploitation fees, and sports and e-sports contributions. Sports and e-sports contributions are variable elements which are calculated as a percentage of Group’s yearly global expenditure on sponsorship agreements. While the amount of these expenditures will fluctuate from year-to-year it is within the Group’s control and is considered to be predictable. The variable portion of consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.5	Revenue recognition (continued)
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

2.6	Intangible assets
Intangible assets are principally comprising of customer databases, brands, marketing and data analytics know-how, licenses, exclusive rights licenses, acquired technology, internally-generated software development costs and goodwill. All such intangible assets are stated at cost less accumulated amortization and impairment.
Goodwill
Goodwill acquired in business combinations is recognized as an intangible asset with any impairment in carrying value being charged to the Consolidated Statements of Profit or Loss and Other Comprehensive Income. It is initially measured as the portion of the consideration transferred to obtain control over another entity that is in excess of the fair value of the identifiable net assets acquired in the business combination. Interests in an entity that are held by the Group prior to the Group obtaining control over the investee entity is remeasured to its fair value at the date that the Group obtains control over it. Goodwill attributable to non-controlling interests is only recognized where the non-controlling interests are measured at fair value.
Where the fair value of identifiable assets, liabilities and contingent liabilities exceeds the fair value of consideration paid, the excess is credited in full to the Consolidated Statements of Profit or Loss and Other Comprehensive Income on the acquisition date as a bargain purchase gain.
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
Licenses and intellectual property
Licenses and intellectual property represent gaming and sports betting licenses that are a prerequisite for online casino or sport betting together with supplier and outsourcing contracts.
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

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.6	Intangible assets (continued)
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
Direct costs include not only the personnel and related overhead expenses for the development team, but also the costs for external consultants and developers.
Amortization
Amortization is provided at rates calculated to write off the valuation of each asset over its expected useful life, as follows:

Intangible Asset	Amortization method	Useful economic life
Customer databases	Diminishing balance method	2-5 years
Brands	Straight-line method	Assessed separately for each asset, with lives ranging up to 20 years
Marketing and data analytics know-how	Straight-line method	4-5 years
Licenses* and intellectual property	Straight-line method	1-10 years
Exclusive license rights	Straight-line method	3 years
Acquired technology	Straight-line method	2-10 years
Internally-generated software development costs	Straight-line method	2-5 years
* Excluding a cryptocurrency license that is not amortized, due to it having an indefinite useful life.
The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.7	Research and development costs
Research and development costs that are not eligible for capitalization have been expensed in the year incurred totaling $14.6 million for the year ended December 31, 2025 (2024: $11.3 million) (2023: $17.2 million). These expenses are included in the ‘Direct and Marketing expenses’ line item within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

2.8	Property plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.

Property plant and equipment	Depreciation method	Useful economic life
Buildings	Straight-line	40 years
Leasehold property improvements	Straight-line	Over the life of the lease or the useful life of the asset, whichever is shorter
Furniture and fittings	Straight-line	3-6 years
Office equipment	Straight-line	3-10 years
Computer hardware and software	Straight-line	2-5 years
The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the net carrying amount of the asset and is recorded as income or expense in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

2.9	Investment properties
Investment properties, principally office buildings, are held for long-term rental yields and are not occupied by the Group. They are carried at cost, less accumulated depreciation and impairment losses. The useful life of the investment properties is 40 years, and aligns with the useful lives of the buildings occupied by the Group. Depreciation on investment properties is recognized on a straight-line basis.

2.10	Impairment of non-financial assets
Impairment tests on goodwill and other intangible assets with indefinite useful economic lives are undertaken at least annually in November. The Group assesses, at each reporting date, whether there is an indication that other non-financial assets or cash generating units ("CGUs") may be impaired. If any indication exists, or when annual impairment testing for an asset or CGU is required, the Group estimates the asset’s or CGU's recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use.
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
When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The current year assessment includes an impairment loss relating to the Digital Gaming Corporation Limited ("DGC") CGU of $63.9 million (2024: $39.6 million) (2023: $37.6 million). Additional disclosures are provided in note 10.
For assets other than goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.10	Impairment of non-financial assets (continued)
A previously recognized impairment loss is reversed only if there has been a change in the circumstances or assumption initially used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

2.11	Taxes
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

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.11	Taxes (continued)
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
Pillar Two legislation
The Organization for Economic Co-operation and Development ("OECD") addresses the tax challenges arising from the digitalization of the global economy. The Global Anti-Base Erosion Model Rules ("Pillar Two" rules) apply to multinational enterprises ("MNEs") with annual revenue in excess of €750 million per their consolidated financial statements.
The Pillar Two rules introduce new taxing mechanisms under which MNEs would pay a minimum level of tax (the Minimum Tax) on the income arising in each jurisdiction in which it operates; that is, the Pillar Two rules levy a top-up tax whenever the effective tax rate, determined on a jurisdictional basis under the Pillar Two rules, is below the minimum rate of 15%.
On May 23, 2023, the IASB issued International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12 (the "Amendments"). The Amendments clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two Model Rules published by the OECD. The Group has adopted these amendments, which introduce:
•A mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two rules; and
•Disclosure requirements for affected MNEs to help users of the financial statements better understand an MNE’s exposure to Pillar Two income taxes arising from that legislation.
The Pillar Two rules were adopted in Guernsey and are applicable starting from January 1, 2025. According to these rules, the Group is considered a MNE to which the Pillar Two rules are applied. At the same time, Pillar Two rules have been enacted or substantively enacted in certain jurisdictions in which the Group operated effective for the financial year beginning January 1, 2024.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.12	Financial instruments
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
Trade receivables relating to brand licensing agreements that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15, ‘Revenue from Contracts with Customers’.
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
•Advance for sportsbook software;
•fixed term deposits;
•regulatory deposits which are amounts held by the regulators or ring fenced as a result of regulatory requirements in the various jurisdictions in which the Group operates; and
•Amounts segregated for users (cash).

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.12	Financial instruments (continued)
Cash and short-term deposits in the Consolidated Statement of Financial Position comprise cash at banks, cash in transit, processor bank balances, and cash held in separate, designated accounts for regulatory requirements. Cash and cash equivalents are readily convertible to a known amount of cash within 90 days and subject to an insignificant risk of changes in value. Cash flows relating to required regulatory deposits or funds connected to licenses form part of the Group's operating cash flows and are therefore included in the Group's normal cash flow cycle.
Amounts segregated for users and amounts in fixed term deposits represents amounts held at banks by the Group, but which is used as security for specific arrangements. Amounts segregated for users is comprised mostly of cash held on the Consolidated Statement of Financial Position in designated client fund accounts to cover monies owed to customers, as per the terms of the various licensed jurisdictions, and financial guarantees - refer to note 16 for further details. Amounts segregated for users are classified as other financial assets held at amortized cost and further classified as current or non-current depending on when the restriction first ends.
Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized (i.e. removed from the Group’s Consolidated Statement of Financial Position) when:
•the rights to receive cash flows from the asset have expired;
•the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either:
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
The Group applies the low credit risk simplification approach to the following financial assets:
•Fixed term deposits
•Amounts segregated for users that meets the definition of a financial guarantee contract that is not accounted for at fair value through profit and loss under IFRS 9.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.12	Financial instruments (continued)
The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the ECL, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are calculated based on past default experience, credit risk of receivables and an assessment of the future economic environment. The ECL is calculated with reference to the aging and risk profile of the balance. The Group considers the point of default as the point at which a counterparty fails to make payment within their allotted payment terms, as credit terms granted are based on the credit risk associated with the counterparty and the history of transactions undertaken with that counterparty.
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
Financial assets with low risk
The Group applies a low credit risk approach to loans receivable, amounts segregated for users and cash and cash equivalents. The Group uses a 12-month ECL and does not assess whether a significant increase in credit risk has occurred at the reporting date.
Write-off
Write-offs are recognized when the Group has no reasonable expectations of recovering a financial asset either in its entirety or a portion thereof. Typically, the receivables balances written off are not significant and therefore no enforcement activity is imposed on those amounts written off beyond the date of write off.
Financial liabilities
Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or payables, as appropriate.
All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities are referenced in notes 18 and 24.
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

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.12	Financial instruments (continued)
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

2.13	Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability; or
•In the absence of a principal market, in the most advantageous market for the asset or liability.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.13	Fair value measurements (continued)
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
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.14	Foreign currencies
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
Group companies
The Group’s consolidated financial statements are presented in USD, which is also the parent company’s functional currency. For each entity in the Group, the functional currency is determined, and items included in the financial statements of each entity are measured using that functional currency.
When translating the subsidiary’s respective functional currencies into the Group’s presentation currency, which is USD, assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated using the exchange rates at the reporting date. Income and expense items are translated using the average rates prevailing during the year. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in OCI and accumulated in the foreign currency translation reserve. If a foreign operation is entirely disposed of or control is lost due to a partial disposal, the cumulative amount of the translation reserve relating to that foreign operation is reclassified to profit or loss and is part of the gain or loss on disposal.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.15	Capital management
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

2.16	Treasury shares
Super Group's shares that were reacquired as part of the Share Repurchase Program approved by the Board in January 2023, relating to the repurchase of 775,501 shares for $2.9 million through December 31, 2023 were recognized at cost and deducted from equity within the Treasury Stock account. No gain or loss was recognized in profit or loss on the purchase, sale, issue or cancellation of the reacquired shares.

2.17	Provisions
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
Provisions are raised for these matters based on the best estimate based on the individual facts and circumstances. Assessments made rely on advice from legal counsel and management’s assessment of judgments reached on cases in similar jurisdictions, as well as estimates and assumptions which may involve a series of complex judgments about future events.
For further details refer to note 21.
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
When a contract is deemed onerous, the present value of the Group’s obligation in connection with the contract is recognized and measured as a provision. However, before a separate provision for an onerous contract is established, the Group recognizes any impairment loss that has occurred on assets dedicated to that contract. For further details refer to notes 10 and 21.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.18	Business combinations
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

2.19	Earnings per share
The Group presents basic and diluted earnings per share ("EPS") data for its shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Group and the weighted average number of shares outstanding for the effects of all dilutive potential shares. Potential shares with an antidilutive effect on earnings per share are excluded from the weighted average number of shares.

2.20	Leases
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

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.20	Leases (continued)
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
Short-term leases and leases of low value assets
The Group has elected to adopt the practical expedient and not recognize right-of-use assets and lease liabilities for leases that are short-term and assets that are of low value. The rent expense in relation to these leases are recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income on a straight line basis over the lease term.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

2	Accounting policies (continued)

2.21	Equity
Restricted Stock Units ("RSUs") Awards
The Group operates an equity incentive plan which may be settled in shares or cash at the discretion of the Group. The Group intends to settle the RSUs in shares, and, therefore classified them as an equity settled share-based payment plan in accordance with IFRS 2, 'Share-based Payments'.
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
Non-Controlling Interest ("NCI")
The acquisition of additional ownership interest in a subsidiary without a change of control is accounted for as an equity transaction in accordance with IFRS 10 'Consolidated Financial Statements'. Any excess or deficit of consideration paid over the carrying amount of the NCI is recognized in retained earnings.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

3	Key sources of estimation uncertainty and critical accounting judgments
The preparation of financial statements under IFRS requires the Group to make estimates and judgments that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated along with other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.
Although these estimates and judgments made by the Company’s management were based on the best information available at December 31, 2025, it is possible that events which might take place in the future would require their adjustment in future periods.
Included below are the areas that management believes require critical accounting judgments. There were no key sources of estimation uncertainty.
3.1 Critical accounting judgments
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

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

4	Segment reporting
The Group’s Chief Operating Decision Maker ("CODM") has been identified as the Chief Executive Officer, who makes key decisions regarding the strategy of and allocation of resources among the separately managed brands. Factors considered in determining the operating segments include how decisions are made regarding acquisitions and how budgets are determined and reviewed.
Although operating across multiple jurisdictions, the aggregation of the four operating segments (Betway, Spin, Jumpman and DGC,) into each of the reportable segments discussed below is based on an assessment of the shared economic characteristics between those operating segments being aggregated. These characteristics include adjusted EBITDA and other relevant performance measures, including certain cost and profit margins.
These factors are relevant at a Betway and Spin level. Reportable segments are based on the reports reviewed by the CODM at the Betway and Spin level to make strategic decisions and allocate resources.
The identified reportable segments are described below:
Betway:
Premier single brand online sportsbook and online casino focused business with a global footprint and strategic partnerships with teams and leagues worldwide. Betway additionally recovers sponsorship marketing spend through brand license agreements. The reportable segment aggregates Betway and DGC operating under the Betway brand. Following the closure of the DGC sportsbook in 2024, the Betway portion of DGC no longer contributed to this segment. Therefore this segment includes results of the operations relating to the sportsbook in 2023 and 2024, but not for 2025.
Spin:
Premier multi-brand online casino focused business with established market leadership in high-growth markets. This reportable segment aggregates Spin and Jumpman, which was acquired in the business combination with Verno, and DGC operating under the Jackpot City brand in 2025. Jumpman expands the Group multi-brand casino footprint in the UK, with a similar product offering when compared to Spin.
Information related to each reportable segment is set out below. Adjusted EBITDA is the segment profitability measure used by the CODM to evaluate segment performance and resource allocation; and this is consistent with the position in the prior year.
During the year ended 2025, the Company changed its presentation of its reporting by segment to enhance disclosures related to adjusted EBITDA by segment as used by the CODM. Accordingly, amounts related to prior years have been represented to be consistent with the current year's presentation.

	2025 Betway $ 'millions	2025 Spin $ 'millions
Revenue	1,381	850
Direct and marketing expenses	(892)	(588)
General and administrative expenses	(95)	(51)
Other operating Income	1	1
Adjusted EBITDA[1]	395	212

Material non-cash items per segment:	2025 Betway $ 'millions	2025 Spin $ 'millions
Impairment of assets	(1)	(67)

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

4	Segment reporting (continued)

	2024 Betway $ 'millions	2024 Spin $ 'millions
Revenue	1,106	729
Direct and marketing expenses	(799)	(493)
General and administrative expenses	(89)	(53)
Other operating Income	4	2
Adjusted EBITDA[1]	222	185
Material non-cash items per segment:	2024 Betway $ 'millions	2024 Spin $ 'millions
Impairment of assets	(40)	—

	2023 Betway $ 'millions	2023 Spin $ 'millions
Revenue	908	647
Direct and marketing expenses	(759)	(416)
General and administrative expenses	(83)	(46)
Other operating Income	3	—
Adjusted EBITDA[1]	69	185

Material non-cash items per segment:	2023 Betway $ 'millions	2023 Spin $ 'millions
Impairment of assets	(39)	—

1 Adjusted EBITDA is defined as profit / (loss) before taxation, finance income, finance expense, depreciation, amortization, unrealized foreign exchange, expenses in connection with RSU awards, change in fair values of options, impairment of assets, US iGaming closure, provision for remote gaming duty, provision for penalties, gain on disposal of business, US Sportsbook Closure, market closure costs and other adjustments. Refer to the Adjusted EBITDA reconciliation below for further details.
The Group’s CODM reviews segment performance based on Adjusted EBITDA, revenue, direct and marketing expenses, and general and administrative expenses excluding exceptional items and all other net costs. Exceptional items are adjusted at the segment level to reconcile to the consolidated results. Head office and other net costs, which are not allocated to segments, are presented separately to arrive at the consolidated totals as reported in the consolidated statement of profit or loss and other comprehensive income.
Revenue by segment:

	2025	2024	2023
Revenue - Betway	1,381	1,106	908
Revenue - Spin	850	729	647
Revenue consolidated	2,231	1,835	1,555

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

4	Segment reporting (continued)
Direct and marketing expenses by segment:

	2025	2024	2023
Direct and marketing expenses - Betway	892	799	759
Direct and marketing expenses - Spin	588	493	416
Total segmental direct and marketing expenses	1,480	1,292	1,175
Reconciling items:
Foreign exchange variances	1	6	4
RSU expenses	15	11	18
Gaming taxes	21	—	—
iGaming closure costs	17	—	—
Sportsbook closure costs	—	33	—
Market closure costs	—	6	12
Bad debts	—	—	3
Other	5	2	—
Head office and other unallocated costs[1]	26	24	19
Total consolidated direct and marketing expenses	1,565	1,374	1,231
1 'Head Office and Other unallocated costs' represent head office costs and other net costs that cannot practically be allocated to an operating segment. It excludes immaterial income relating to rental earned on the letting of property owned by the Group and a share of losses and profits from associates.

General and administrative expenses by segment:

	2025	2024	2023
General and administrative expenses - Betway	95	89	83
General and administrative expenses - Spin	51	53	46
Total segmental direct and marketing expenses	146	142	129
Reconciling items:
iGaming closure costs	2	—	—
Sportsbook closure costs	—	3	—
Other	2	2	5
Head office and other unallocated costs[1]	26	28	25
Total consolidated general and administrative expenses	176	175	159
1 'Head Office and Other unallocated costs' represent head office costs and other net costs that cannot practically be allocated to an operating segment. It excludes immaterial income relating to rental earned on the letting of property owned by the Group and a share of losses and profits from associates.

2 'Other adjustments' refers to unrealized foreign exchange, expenses in connection with RSU awards and other immaterial items.

A reconciliation of the segment performance measure (Adjusted EBITDA) to profit / (loss) for the period reported in the financial statements as presented in the segment note disclosure for the twelve months ended December 31, 2025, December 31, 2024 and December 31, 2023 is as follows:

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

4	Segment reporting (continued)

	Note	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Adjusted EBITDA - Betway		395	222	69
Adjusted EBITDA - Spin		212	185	185
Adjusted EBITDA - Reportable segments		607	407	254
Unallocated costs[1]		(47)	(50)	(38)
Income tax expense	7	(138)	(81)	(28)
Finance income		11	11	10
Finance expense		(12)	(7)	(3)
Depreciation and amortization expense		(74)	(84)	(89)
Unrealized foreign exchange		—	(6)	(4)
RSU expense	23	(15)	(11)	(18)
Change in fair value of options	18	—	(14)	(31)
Impairment of assets	10	(68)	(40)	(39)
US iGaming Closure	10	(19)	—	—
Provision for remote gaming duty[2]	21	(17)	—	—
Provision for penalties[2]	21	(4)	—	—
Gain on disposal of business	19	—	44	—
US Sportsbook Closure		—	(36)	—
Market closure[3]		—	(6)	(12)
Other adjustments[4]		(6)	(4)	(10)
Profit/(loss) for the period		218	123	(8)
1 Unallocated net costs includes immaterial income relating to rental earned on the letting of property owned by the Group and a share of losses and profits from associates. This amount includes costs that cannot be allocated to a reportable segment.

2 The Group has provided for an amount of $26 million relating to the ongoing Remote Gaming Duty matter for the period 2018 - 2022 between Jumpman and HMRC, of which $5 million has been included in Finance Expense.

3 Market closure costs relates to the Group's exit from the Indian market on October 1, 2023. In 2023, this includes contract termination costs, bad debt and contract write offs. In 2024, this includes additional bad debt in connection with the closure along with other costs relating to additional market closure. These costs are recognized in direct and marketing expenses.

4 Other adjustments mainly relate to Sportsbook Software acquisition related costs and certain legal costs. continuing in 2025 from 2024. In 2023, this included bad debt and SOX implementation fees relating to new acquisitions.
Disaggregation of revenue
Group revenue disaggregated by product line for the year ended December 31, 2025:

	Betway $ 'millions	Spin $ 'millions	Group revenue $ 'millions
Online casino[4]	940	850	1,790
Sports betting[4]	408	—	408
Brand licensing[5]	26	—	26
Other[6]	7	—	7
Total revenue	1,381	850	2,231

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

4	Segment reporting (continued)
Group revenues disaggregated by product line for the year ended December 31, 2024:

	Betway $ 'millions	Spin $ 'millions	Group revenue $ 'millions
Online casino[4]	716	728	1,444
Sports betting[4]	363	—	363
Brand licensing[5]	20	—	20
Other[6]	7	1	8
Total revenue	1,106	729	1,835

Group revenues disaggregated by product line for the year ended December 31, 2023:

	Betway $ 'millions	Spin $ 'millions	Group revenue $ 'millions
Online casino[4]	522	646	1,168
Sports betting[4]	322	—	322
Brand licensing[5]	37	—	37
Other[6]	27	1	28
Total revenue	908	647	1,555
4 Online casino and sports betting revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as financial instruments under IFRS 9 ‘Financial Instruments’.
5 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
6 Other relates mainly to DGC usage fee income in 2023 and 2024 as well as profit share and outsource fees in all years from external customers.
Geographical Information
The Group’s performance can also be reviewed by considering the geographical markets and geographical locations where the Group generates revenue. The Group has not provided geographic information regarding its non-current assets or liabilities as this information is not regularly reported to the CEO. The Group considers revenues generated in a specific geographical region to be material if it exceeds 10% of the total Group revenues in each reporting year or exhibits certain qualitative factors. Revenue from external customers for the year attributed to South Africa is $708.2 million (2024: $587.8 million), (2023: $346.1 million), Canada is $698.1 million (2024: $614.4 million), (2023: $556.3 million), and the United Kingdom is $328.0 million (2024: $198.0 million), (2023: below 10%). No other country accounted for more than 10% of total external revenues in the years presented. The Group’s revenue attributable to the country of domicile (Guernsey) is insignificant. The Group further analyzed revenue according to the following regions:

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

4	Segment reporting (continued)

	2025 Betway $ 'millions	2025 Spin $ 'millions	2025 Total $ 'millions
Africa and Middle East	877	21	898
Asia-Pacific	30	117	147
Europe	317	108	425
North America	146	596	742
South/Latin America	11	8	19
	1,381	850	2,231
	%	%	%
Africa and Middle East	64%	2%	40%
Asia-Pacific	2%	14%	7%
Europe	23%	13%	19%
North America	10%	70%	33%
South/Latin America	1%	1%	1%

	2024 Betway $ 'millions	2024 Spin $ 'millions	2024 Total $ 'millions
Africa and Middle East	704	5	709
Asia-Pacific	27	124	151
Europe	209	90	299
North America	155	497	652
South/Latin America	11	13	24
	1,106	729	1,835
	%	%	%
Africa and Middle East	64%	1%	39%
Asia-Pacific	2%	17%	8%
Europe	19%	12%	16%
North America	14%	68%	36%
South/Latin America	1%	2%	1%

	2023 Betway $ 'millions	2023 Spin $ 'millions	2023 Total $ 'millions
Africa and Middle East	446	4	450
Asia-Pacific	132	112	244
Europe	156	88	244
North America	159	429	588
South/Latin America	15	14	29
	908	647	1,555
	%	%	%
Africa and Middle East	49%	1%	28%
Asia-Pacific	14%	17%	16%
Europe	17%	14%	16%
North America	18%	66%	38%
South/Latin America	2%	2%	2%

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

5	Profit before taxation

	Note	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Profit before taxation is derived after charging the following:
Amortization of intangible assets	9	59	69	75
Depreciation of property, plant and equipment		7	7	7
Depreciation of right-of-use asset	12	8	8	7
Foreign exchange losses		9	30	41
Direct and Marketing expenses
Direct expenses comprise costs incurred directly in relation to the Company’s gaming operations and associated activities. These costs include gaming tax, license costs and other tax, processing & fraud costs, royalties, staff related expenses, other operational costs, and foreign exchange losses (excluding foreign exchange on processing), and the costs are expensed as incurred. Royalty costs are calculated monthly and expensed accordingly in the statement of profit or loss.
Marketing expenses are the costs associated with affiliate marketing, brand spend, other marketing taxes, marketing usage and marketing operational costs. Affiliate marketing expenses include commission paid to the affiliates and include both costs per acquisition and revenue-share agreements. Costs associated with marketing are expensed as incurred. Affiliate marketing cost is calculated monthly and expensed in the statement of profit or loss.
Direct and marketing expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Direct and marketing expenses
Gaming tax, license costs and other tax	264	193	138
Processing & fraud costs	258	219	212
Royalties	281	239	215
Staff costs and related expenses[1]	143	144	171
Other operational costs	104	111	78
Foreign exchange losses (excluding foreign exchange on processing)	3	20	20
Marketing expenses	512	448	397
	1,565	1,374	1,231
1 Staff costs and related expenses includes certain consultant costs, staff entertainment and recruitment fees.
General and Administration expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are broken down as follows:

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
General and administrative expenses
Staff costs and related expenses[1]	71	67	48
Technical and Infrastructure costs	51	52	56
Audit and professional fees	31	29	33
Other administrative costs	23	27	22
	176	175	159
1 Staff costs and related expenses includes staff entertainment and recruitment fees.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

5	Profit before taxation (continued)
Direct and marketing expenses and general and administrative expenses in the Consolidated Statement of Profit or Loss and Comprehensive Income are exclusive of depreciation and amortization expenses. The depreciation and amortization expense attributable to each of these is as follows:

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Amount attributable to General and administrative expenses	15	15	14
Amount attributable to Direct and marketing expenses	59	69	75
	74	84	89
Direct and marketing expenses as disclosed on the Consolidated Statement of Profit or Loss and Other Comprehensive Income includes the Group’s cost of revenues. Cost of revenues for the year includes gaming tax, license costs, processing costs, fraud costs and royalties which amounts to $803.0 million (2024: $651.0 million), (2023: $564.6 million).

6	Staff costs

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Staff costs are as follows:
Salaries and wages	174	179	181
Social security costs	7	6	7
RSU expense	15	11	18
Other pension costs[1]	5	3	5
	201	199	211
The average monthly number of employees, including the directors’, during the year was as follows:
Average number of employees	2,933	3,257	3,727
1 Other pension costs relates to contributions made by the Group to defined contribution plans.
Refer to note 25 ‘Related party transactions’ for details relating to key management remuneration included in the above.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

7	Income tax

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
The following income taxes are recognized in profit:
Current tax expense (excluding withholding tax expense)	96	75	47
Current year	85	76	47
Global minimum top-up tax	6	1	—
Changes in estimates related to prior years	5	(2)	—
Deferred tax expense / (credit)	23	(5)	(19)
Origination and reversal of temporary differences	20	(9)	(15)
Changes in estimates related to prior years	3	2	(1)
Write-down of deferred tax asset	—	5	—
Release of deferred tax arising on business combinations	—	(3)	(3)
Withholding tax expense	19	11	—
Dividends	8	11	—
Brand license fees	11	—	—
Income tax expense reported in profit or loss	138	81	28
The applicable tax rate used in the effective tax rate reconciliation reflects the Group’s weighted‑average tax rate of 16.9% (2024: 10.1%) (2023: 13.4%). The weighted‑average tax rate has been determined by applying the applicable domestic tax rate of each subsidiary to its profit or loss, calculated on an absolute value basis.

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Profit before taxation	356	204	20
Group weighted average tax rate	16.9%	10.1%	13.4%
Tax expense/(benefit) at group weighted average rate	60	21	3
Tax rate differential between weighted average tax rate and local statutory tax rate	16	(1)	(12)
Non-deductible expenses inclusive of non-taxable income	13	5	11
Dividends withholding tax	8	11	—
Brand license fees withholding tax	11	—	—
Deferred tax not recognized	12	45	26
Pillar two taxes	6	—	—
Non-deductible DGC impairments	12	—	—
Income tax expense reported in the Consolidated Statement of Profit or Loss and Other Comprehensive Income	138	81	28

	2025 $ 'millions	2024 $ 'millions
Reconciliation of deferred tax assets, net:
Net deferred tax assets as at the beginning of the period	38	35
Recognized within income tax expense	(23)	5
Foreign currency translation adjustment recognized in other comprehensive income	4	(2)
Net deferred tax assets as at end of the period	19	38

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

7	Income tax (continued)

	2025 $ 'millions	2024 $ 'millions
The deferred tax assets and liabilities relate to the following items:
Taxes arising on acquired intangible assets	—	(7)
Trade and other payables	8	8
Tax loss carried forward	8	35
Restricted Share Units	2	2
Right-of-use asset	(3)	(5)
Lease liability	6	7
Other assets and prepayments	(2)	(2)
Reflected in the Consolidated Statement of Financial Position:
Deferred tax assets	19	40
Deferred tax liabilities	—	(2)
The Group has tax losses in Betway Limited of $21.5 million (2024: $77.9 million), (2023: $71.5 million) that are available for offsetting against future taxable profits of Betway Limited. The Group has concluded that the deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the Company. The subsidiary achieved profits in the last quarter of 2024 and this continued in 2025.
Deferred tax assets of $95.7 million (2024: $90.8 million) (2023: $39.9 million) have not been recognized in various subsidiaries across different jurisdictions for their assessed losses of $408.5 million (2024: $313.9 million) (2023: $181.0 million) as they may not be used to offset taxable profits elsewhere in the Group. These have arisen in subsidiaries that have been loss-making for some time, majority of which relates to DGC and there are no other tax planning opportunities or other evidence of recoverability in the near future. Of the $408.5 million unrecognized assessed losses, $21.2 million will expire within 5 years and $387.3 million are able to be carried forward indefinitely.
In February 2026, Summit Bay (Pty) Ltd declared a dividend of $60.5 million to its shareholder, Alphamedia Limited, registered in Malta and suffered withholding tax of $3 million in March 2026. This dividend was proposed and declared before the financial statements were authorized for issue and has not been recognized as a tax liability in the financial statements.
No deferred tax liability is recognized on temporary differences of $116.6 million (2024: $82 million) relating to the unremitted earnings of overseas subsidiaries as the Group is able to control the timings of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.
Pillar Two
The Group has performed an assessment of its exposure to Pillar Two income taxes based on the 2025 country-by-country reporting and 2025 financial information for its subsidiaries. The Pillar Two effective tax rates in most of the jurisdictions in which the Group operates is above 15%. However, the Group has recognized a Pillar Two current tax expense of $6.3 million (2024: $0.8 million) in respect to its subsidiaries in Guernsey, Gibraltar and Spain, which are not subject to the transitional CbCR safe harbor relief.
The Group continues to follow Pillar Two legislative developments, as further countries enact the Pillar Two rules, to evaluate the potential future impact on its consolidated results of operations, financial position and cash flows.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

8	Earnings per share
The table below sets forth the computation for basic and diluted net income per ordinary share for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Profit / (Loss) attributable to owners of the parent	217	123	(10)

Weighted average number of ordinary shares, basic	505,336,489	501,803,294	498,243,792
Weighted average number of ordinary shares, diluted	507,843,609	503,697,933	498,243,792

Earnings per share, basic (cents)	43.04	24.48	(2.05)
Earnings per share, diluted (cents)	42.83	24.38	(2.05)

The dilutive earnings per share attributable to owners of the parent for the year ended December 31, 2025 does not include 1,084,007 (2024: 945,508); (2023: 5,146,683) shares relating to the potential dilutive effect of the Group RSU awards as such inclusion would be antidilutive.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

9	Intangible assets

	Goodwill $ 'millions	Customer databases $ 'millions	Brands $ 'millions	Licenses and intellectual property $ 'millions	Exclusive license rights $ 'millions	Marketing and data analytics know-how $ 'millions	Acquired technology $ 'millions	Internally-generated software development costs $ 'millions	Total $ 'millions
Cost
January 1, 2024	144	46	84	46	61	142	22	105	650
Arising in business combinations	—	—	—	—	—	—	—	—	—
Disposals	—	(10)	—	(19)	—	(87)	(11)	(32)	(159)
Transfer from WIP	—	—	—	—	—	—	—	—	—
Additions	—	—	—	1	—	—	—	79	80
Transfer to assets held for sale	—	—	—	—	—	—	—	—	—
Effects of movements in exchange rates	(3)	(1)	(5)	—	(4)	(4)	—	(6)	(23)
December 31, 2024	141	35	79	28	57	51	11	146	548
Disposals	(64)	(10)	(1)	(26)	(62)	(42)	(8)	(46)	(259)
Additions	—	—	—	—	—	—	—	69	69
Effects of movements in exchange rates	7	6	11	—	5	4	—	18	51
December 31, 2025	84	31	89	2	—	13	3	187	409

Accumulated amortization and impairment
January 1, 2024	39	39	36	9	61	110	4	33	331
Amortization charge for the year	—	6	8	5	—	24	2	24	69
Disposals	—	(9)	—	(17)	—	(87)	(11)	(24)	(148)
Transfer to assets held for sale	—	—	—	—	—	—	—	—	—
Impairment charge for the year	8	—	—	11	—	—	10	10	39
Effects of movements in exchange rates	(1)	(2)	(2)	—	(4)	(4)	—	(2)	(15)
December 31, 2024	46	34	42	8	57	43	5	41	276
Amortization charge for the year	—	2	8	2	—	4	1	42	59
Disposals	(64)	(10)	(1)	(25)	(62)	(41)	(8)	(38)	(249)
Impairment charge for the year	18	—	—	17	—	—	5	18	58
Effects of movements in exchange rates	—	5	7	(1)	5	2	—	6	24
December 31, 2025	—	31	56	1	—	8	3	69	168

Net Book Value
At January 1, 2024	105	7	48	37	—	32	18	72	319
At December 31, 2024	95	1	37	20	—	8	6	105	272
At December 31, 2025	84	—	33	1	—	5	—	118	241
The Group capitalized $11.4 million of staff expenses to internally-generated software development costs in the year ended December 31, 2025 (2024: $19.9 million) (2023: $20.9 million).
Included in the total cost of internally-generated software are development costs for intangible assets that are not yet available for use amounting to $32.7 million for the year ended December 31, 2025 (2024: $30.6 million) (2023: $44.3 million). The total net book value of internally-generated software includes an amount of $36.8 million relating to the Apricot sportsbook, with a remaining useful life of 1.92 years as at December 31, 2025.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

10	Impairment reviews
Carrying amount of goodwill allocated to each of the groups of CGUs:

	2025 $ 'millions	2024 $ 'millions
Betway	37	34
Spin	3	2
Jumpman	44	41
DGC
Gross DGC goodwill	64	64
Accumulated impairment of DGC Goodwill[1]	(64)	(46)
Total	84	95
1 The cost and accumulated impairment losses relating to the DGC goodwill has been derecognized following the closure of the DGC operations in 2025.

10.1	Exit from the United States market
After an extensive internal review, the Group began to undertake an exit plan for its sportsbook product in the United States in July 2024 and its iGaming business in June 2025. The Group closed its US Sportsbook operation in the nine states in which it was live in 2024, with the remaining iGaming operations under the Betway and Jackpot City brands being closed in 2025. This closure arose due to the evolving regulatory landscape (relating to gaming taxes), the unit's performance and a shift in the Group's strategic objectives.
The respective proposed exits from the U.S. market were considered to be impairment indicators for the DGC CGU and the Group therefore undertook impairment tests in June 2024 and June 2025. The impairment testing resulted in an impairment loss of $63.9 million (2024: $39.6 million) split as follows:

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Intangible assets	39.9	30.7	—
Goodwill	18.0	7.6	37.6
Property, plant and equipment	0.5	1.3	—
Right-of-use assets	0.3	—	—
Prepayments	5.2	—	—
Total[1]	63.9	39.6	37.6
1 This impairment total relates specifically to the DGC operations. Additional impairments across the Group unrelated to the DGC operations amounting to $4.4 million have also been recognized during the period ended December 31, 2025. The goodwill that was impaired for DGC has been derecognized and is reflected as a disposal in note 9 - Intangible assets. All the assets of DGC that were fully impaired have been derecognized in 2025.
A strategic review of its intangible assets portfolio indicated that the identified assets could not be repurposed, transferred to other operations in the Group or disposed of to third parties and were therefore fully impaired. In addition, goodwill allocated to the unit was also fully impaired, with the impairment losses being recognized in the statement of profit or loss.
The Group also identified that certain contracts, mostly related to market access fees, became onerous as the Group expected that the unavoidable costs to meet its obligations under these contracts will have exceeded the economic benefits expected to be received under them.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

10	Impairment reviews (continued)

10.1	Exit from the United States market
The Group recognized an onerous contract liability in June 2025 amounting to $22.6 million and following negotiations, the provision was reduced by $3.3 million for one of the market access partners. The total settlement amount of the market access fees was $17.3 million and was paid during 2025. Of the initial provision raised, $14.3 million was transferred to accruals during the year ended December 31, 2025.
In 2024, onerous contracts, mainly relating to market access costs, amounting to $35.0 million were recognized mostly in direct and marketing expenses. The balance of the provision for onerous contracts as at December 31, 2024 amounted to $1.2 million.
Management performed a valuation analysis in accordance with IAS 36, Impairment of Assets, to assess the recoverable amount for the DGC CGU. This was then compared to the CGU's carrying amount at the testing date, to identify whether the CGUs were to be impaired.
Recoverable amount
The recoverable amount of the DGC CGU is based on its value in use ("VIU"). The VIU was estimated using discounted cash flows ("DCF").
The DCFs are prepared using projected financial information, based on approved budgets and forecasts, for the CGU. The projections reflect management’s best estimates, at the impairment test date, of the CGU forecasted financial performance over the projected period. When performing these estimates, the Group considers how macroeconomic, technology, competition and regulation trends can impact its businesses and their future financial performance.
The cash flow projections included specific estimates of revenue, margin and operational cost for a three-month period, reflecting the time that the DGC US operations are expected to continue until being wound down.
The pre-tax discount rate and cash flow projections for the three month trading period and settlement of market access cost were considered by management as key assumptions given their relevance to the recoverable amount estimate. These assumptions have a pervasive impact on the DCF and changes in these would cause significant impact on the recoverable amount estimate. The forecasted assumptions are based on historical and market data, as well as internal sources.
The following values were attributed to the key assumptions:
–Pre-tax discount rate: 27%
–Revenue generation continued until September 2025, after which all operations ceased, and no further revenues arose. Despite this, market access fees continue to be payable from 2026 until 2030.
–Negative, declining EBITDA margins were forecast until September 2025, based on expectations of the fixed costs (staff costs, license fees, operating costs) and declining revenues as the impacts of historic marketing wear down.
The discount rate applied in the DCF is a post-tax measurement estimated using Capital Asset Pricing Model ("CAPM") with reference to market participants’ gearing and betas. To reflect regulatory and business risks specific to the CGU, a specific equity risk premium of approximately 11% was added to the discount rate, where the future cash flows have not been adjusted. The pre-tax discount rate was estimated by applying the post-tax discount rate to the post-tax cash flows, then removing the tax cash flows and using an iterative technique to calculate the discount rate so that the present value of the adjusted cash flows equal the VIU calculated using post tax cash flows.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

10	Impairment reviews (continued)

10.2	Annual impairment review
Impairment review results
An increase of 1% in the discount rate would result in the recoverable amount being slightly less negative (by approximately $0.2 million). Therefore, impairment recognized relating to the assets of the DGC CGU has been limited to that of the carrying amounts, resulting in a write-down of all assets in the DGC CGU to zero.
The Group performs an annual impairment review for goodwill by comparing the carrying amount of its groups of CGUs with their recoverable amount. For impairment testing, goodwill acquired through business combinations has all been allocated to the Betway, Spin, Jumpman and DGC groups of CGUs. Each CGU is not larger than an operating segment, which is described in note 4.
Management performed a valuation analysis in accordance with IAS 36, Impairment of Assets, to assess the recoverable amount for each group of CGUs. This was then compared to the CGU's carrying amount at the testing date, to identify whether the CGUs were impaired. This is an area where management exercises judgment and estimation. Testing is carried out by allocating the carrying value of these assets to the respective groups of CGUs and determining the recoverable amounts for the groups of CGUs through the higher of VIU and FVLCD calculations. Where the recoverable amount exceeds the carrying value of the assets, the assets are not considered to be impaired.
The following information lists the key procedures management has performed to estimate the carrying amount of each of its CGUs. As stated above, an impairment review was performed on the Spin CGU, but detailed disclosures are not provided as Spin goodwill is considered to be immaterial.

Jumpman, Betway and DGC CGUs
As the DGC CGU was fully impaired in 2025, it was not included in the impairment tests for the year ended December 31, 2025. However, it was included in the impairment test in prior years.
The recoverable amounts of the Jumpman, Betway and DGC CGUs were based on VIU. The VIU for each CGU was estimated using discounted cash flows ("DCF"). The DCF was then compared with a market approach based on market multiples from listed peers for consistency purposes under a FVLCD approach.
The DCFs are prepared using projected financial information, based on approved budgets and forecasts, for each CGU. The projections reflect management’s best estimates, at the impairment test date, of each CGU forecasted financial performance over the projected period. When performing these estimates, the Group considers how macroeconomic, technology, competition and regulation trends can impact its businesses and their future financial performance.
The cash flow projections included specific estimates of revenue, margin and growth for a five-year period for Jumpman and Betway. The projection period reflects the point that all markets in operation as of 2025 are expected to reach maturity, with the long-term growth rate applied thereafter.
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
The following values were attributed to the key assumptions:

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

10	Impairment reviews (continued)

10.2	Annual impairment review (continued)
As at December 31, 2025:

	Betway	Jumpman
Pre-tax discount rate	21.7%	17.1%
Long-term growth rate	2.0%	2.0%
As at December 31, 2024:

	Betway	Jumpman	DGC
Pre-tax discount rate	26.9%	18.6%	26.9%
Long-term growth rate	2.0%	2.0%	2.0%
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
The estimated recoverable amounts of each CGU exceeded their carrying amounts, even after sensitivity analyses were performed by flexing the relevant pre-tax discount and long-term growth rates for reasonably possible changes.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

11	Property plant and equipment

	Land and Buildings $ 'millions	Leasehold property improvements $ 'millions	Computer hardware & software $ 'millions	Office equipment $ 'millions	Furniture & fittings $ 'millions	Total $ 'millions
Cost
At January 1, 2024	—	12	14	1	3	30
Additions	—	7	5	—	—	12
Disposals	—	(1)	(4)	—	—	(5)
Effects of movements in exchange rates	—	(1)	—	—	—	(1)
At December 31, 2024	—	17	15	1	3	36
Additions	20	13	4	1	3	41
Disposals	—	(4)	—	—	(2)	(6)
Effects of movements in exchange rates	2	2	3	—	—	7
December 31, 2025	22	28	22	2	4	78

Accumulated depreciation
At January 1, 2024	—	5	5	—	1	11
Depreciation charge for the year	—	1	6	—	—	7
Disposals	—	—	(4)	—	—	(4)
Impairment charge for the year	—	—	1	—	—	1
At December 31, 2024	—	6	8	—	1	15
Depreciation charge for the year	—	2	4	—	1	7
Disposals	—	(4)	—	—	(1)	(5)
Effects of movements in exchange rates	—	1	1	1	—	3
At December 31, 2025	—	5	13	1	1	20

Net book value
At January 1, 2024	—	7	9	1	2	19
At December 31, 2024	—	11	7	1	2	21
At December 31, 2025	22	23	9	1	3	58

The Group acquired the Waterview Properties in Cape Town, South Africa on July 3, 2025 from the previous owner and lessor of the properties, Smerelda Property Investments (Pty) Ltd ("Smerelda"). The Group leased these properties from Smerelda prior to acquiring them. The property has been pledged as security for the loan used to finance its purchase.
The portion of the properties that are occupied by Group companies is classified as land and buildings under property, plant and equipment. The remainder of the properties being let to parties external to the Group are classified as investment properties. The acquisition cost of the properties represented its fair value, with the allocation of the investment properties portion being calculated based on the replacement values as determined by a registered quantity surveyor.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

11	Property plant and equipment (continued)
The acquisition cost of the Waterview Properties amounted to $22.9 million with $19.9 million being allocated to the cost of land and buildings classified as property, plant and equipment, while the remaining $3.0 million was allocated to the cost of investment property. The Group realized a gain of $5.7 million on acquisition of the property as a result of the lease termination which was considered as non-monetary consideration for the acquisition of the property. Refer to note 12 for more details.

12	Leases
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
Waterview Properties lease
The Group terminated its lease of the Waterview Properties in Cape Town, South Africa on July 3, 2025, after acquiring these properties from the lessor for $22.9 million, Smerelda on the same date. The cost of the land and buildings classified as property, plant and equipment amounted to $19.9 million, while the remaining $3.0 million was attributed to the cost of the investment property. The lease had a 10-year lease term and had contained no purchase options. A gain of $5.7 million from the termination of the lease has been recognized in other operating income in the Statement of Profit or Loss and Other Comprehensive income.
St. Pancras lease
In September 2024, Camden Property Holding Limited (the landlord) communicated that the workings on St. Pancras Campus in London (UK) were finalized and the property was ready for the Group's fit out workings. Accordingly, the Group has recognized the right-of-use asset and lease liability arising from the contract. The St. Pancras lease has a term of 15 years, with a tenant-only break clause at the end of the 10th year. The leasehold improvements required will entitle the Group to a rent free period up to 12 months and the first lease payment was made in October 2025.
Right-of-use assets
The amount recognized as right-of-use assets is as shown:

Leasehold property $ 'millions
January 1, 2024	27
Effects of movements in exchange rates	(2)
Additions	51
Depreciation	(8)
December 31, 2024	68
Effects of movements in exchange rates	5
Additions	13
Disposals	(16)
Impairment	(4)
Depreciation	(8)
December 31, 2025	58

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

12	Leases (continued)
Lease liabilities
The recognized lease liability is as shown:

Leasehold property $ 'millions
At January 1, 2024	32
Effects of movements in exchange rates	(2)
Additions	49
Interest expense	3
Lease payments	(9)
At December 31, 2024	73
Effects of movements in exchange rates	6
Additions	11
Disposals	(22)
Interest expense	4
Lease payments	(8)
At December 31, 2025	64
Maturity analysis - contractual undiscounted cash flows

	2025 $ 'millions	2024 $ 'millions
Less than one year	8	9
One to five years	31	37
More than five years	52	64
Total undiscounted lease liabilities	91	110
Lease liabilities included in the Consolidated Statement of Financial Position

	2025 $ 'millions	2024 $ 'millions
Current	5	6
Non-Current	59	67
Total lease liabilities	64	73
Amounts recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Interest on lease liabilities	5	3	2
Depreciation on right-of-use assets	8	8	7
Impairment of right-of-use assets	4	—	—
	17	11	9
Amounts recognized in the Consolidated Statement of Cash Flows

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Interest paid on lease liabilities	3	2	2
Principal payment on lease liabilities	5	6	6
Total cash outflow for leases	8	8	8

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

13	Loans receivable

	2025 $ 'millions	2024 $ 'millions
At Amortized cost
Current loans receivable
Advance for Sportsbook software	—	—
Other loans receivable	11	1
	11	1

Non-current loans receivable
Other loans receivable	1	—
Loan receivable advanced for corporate social responsibility	3	—
	4	—
Other loans receivable classified as current includes funds advanced to Ellis Group Limited amounting to $7.1 million. This comprises an interest-free loan of $1.3 million that is repayable upon certain contingent events taking place and a loan of $5.8 million which bears interest at the England Central Bank rate and is repayable on demand.
The remaining $3.5 million relates to a loan advanced to Bellerive Capital Limited ("BCL") for the acquisition of a non-controlling interest in an start up marketing entity (Clipfarm LLC). The loan is interest-free and is repayable within three months of granting, should Bellerive Capital 71 not conclude the investment within three months of receiving the funds.
The 'Other loans receivable' classified as non-current of $0.7 million represents a loan receivable from Dice Device Limited, an online gaming provider, that bears interest at 9% and is repayable within three years from the date it was advanced.
'Loans receivable advanced for corporate social responsibility' represent interest-free loans advanced to various suppliers as part of the Group's corporate social responsibility program. These loans are repayable within five years of being granted. The difference between the fair value of the loans on initial recognition and the funds advanced has been recognized within general and administration expenses in the statement of Profit and Loss and Other Comprehensive Income.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

14	Advance for sportsbook software
On May 8, 2024, Betway Group Limited entered into a conditional purchase agreement with Fusion Holdings Limited ("Fusion") to acquire the worldwide rights (excluding USA) in the sportsbook software which were licensed to certain members of the Group by Apricot Investments Limited ("Apricot"), a leading gaming, software and content provider. The completion of the agreement was contingent upon receiving customary regulatory approvals, which were received after the year ended December 31, 2025 allowing SuperGroup Tech Limited to complete its acquisition from Fusion on February 28, 2026 ("Completion Date").
At December 31, 2025, the amount is presented as a non-current asset on the face of the Statement of Financial Position due to the underlying agreement with a third party being long term in nature at that point.
The total consideration for this sportsbook software amounts to €142.4 million ($167.3 million), with additional amounts payable if certain earnout conditions are achieved.
The upfront consideration ("Tranche One") includes €102.4 million ($120.3 million), which is settled on the Completion Date through the cancellation of the pre-existing loan receivable. An additional €20.0 million ($23.5 million) ("Tranche Two") is payable as at December 31, 2025 within 60 calendar days of the Completion Date. An additional €20.0 million ($23.5 million) ("Tranche Three") is payable as at December 31, 2025 on the first anniversary of the Completion Date, with the option of this amount being paid in cash or settled through the issue of ordinary shares of the Group.
Additional contingent payments of up to €210.0 million ($246.7 million) may be made through an earn-out mechanism if the Group’s sportsbook revenue more than doubles during the earn-out period, which runs through December 31, 2036. The earnout payments are calculated as a percentage of monthly sportsbook net gaming revenue, ranging from 0% to 8%.
During the year ended December 31, 2025, the Group made an advancement on Tranche Two amounting to €3.8 million ($4.3 million), resulting in a total balance paid relating to Tranche One and Tranche Two at December 31, 2025 of €117.6 million ($138.1 million).
During the last quarter of 2024, the Group made two advancements on Tranche Two totaling the equivalent €10.3 million ($10.7 million), resulting in a total balance at December 31, 2025 of €112.6 million ($117.2 million).
As at December 31, 2025 the Tranche One payment remains a receivable (financial asset) that was expected to be received more than 12 months after the end of the reporting period, and has therefore been classified as non-current in the consolidated statement of financial position.
As the Group expected as at December 31, 2025 that the Tranche Two payments will either be refundable or applied to partial settlement of the acquisition cost of the software within the next 12 months, advancements made during the period, totaling €15.1 million ($17.7 million), have been reclassified as current prepayments as at December 31, 2025.
Subsequent to the year ended December 31, 2025, it was agreed that Tranche Two and Tranche Three would be payable by SuperGroup Tech Limited within 30 calendar days of the Completion Date.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

15	Trade and other receivables

	2025 $ 'millions	2024 $ 'millions
Processor receivables	67	35
Trade receivables	14	24
Other receivables	8	9
Prepayments	92	70
	181	138
Processor receivables are balances due from Payment Service Providers ("PSPs"). The Group considers the majority of these PSPs as financial institutions that have high credibility in the market and strong payment profiles. Therefore the expected credit loss allowance on these, and the other receivables balances in the note above is immaterial.
Prepayments for the year ended December 31, 2025, includes an amount of $17.7 million relating to the advance for sportsbook software, as discussed in note 14.
Management considers that the carrying amount of trade and other receivables approximates their fair value.

16	Amounts segregated for users
The cash segregated for users held of $6 million as at December 31, 2025 (2024: $9 million), relates to cash held under the regulations of certain licensing agreements, as discussed in note 2.12.

17	Cash and cash equivalents
Cash and cash equivalents comprise of:

	2025 $ 'millions	2024 $ 'millions
Cash-in-transit	45	33
Bank balances[1]	468	355
Total cash and cash equivalents.	513	388
1 Processor bank balances of $129.0 million (2024: $100.0 million) included in the 'Bank balances' above represent cash balances held in wallets that the Group is able to access on demand. This is separate to the loan receivable balances included in trade and other receivables in note 15 that the Group may draw down upon after temporary delays arising from clearing of funds, which could take up to 90 days in certain instances.
Cash held for regulatory purposes of $19.0 million (2024: $18.0 million) relate to amounts held in designated accounts in order to comply with gaming regulations and are included in 'Bank balances' presented above. Although available for corporate use, these balances typically require minimum balances to be maintained.
Also included in 'Bank balances' above, is cash held for corporate social responsibility of $12.0 million (2024: $2.0 million) which represents cash held by the Group, that has been earmarked for social and community upliftment programs undertaken by the Group as part of its corporate social responsibility program.
We maintain cash and cash equivalents with major financial institutions. Cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

18	Derivative financial instruments
Customer liabilities
Customer liabilities relate to timing differences of revenue recognition as discussed in note 2.5. The fair value of customer liabilities is further discussed in note 24.
Funding and option arrangements
Option to purchase additional percentage of T and W Holdings Proprietary Limited
On May 17, 2024, the Group entered into call option agreements to purchase additional shares in T and W Holdings Proprietary Limited ("T and W") under which the Group would obtain an additional 16% under the first option, that would result in the Group effectively holding a 51% interest in T and W. Under the second option, the Group would acquire an additional 24% shareholding in T and W, resulting in the Group holding a 75% interest in T and W. The Group did not control T and W at December 31, 2025. The fair value of this option at December 31, 2025 is $0.3 million and a loss of $0.1 million was recognized in the Statement of Profit or Loss relating to this option.
The first option exercise period commences on May 1, 2026 and expires after 30 business days and the second option exercise period commences on November 1, 2027. If the option is not exercised during the initial period, an additional option exercise period commences on May 1, 2027 and November 1, 2028 respectively and expires after 30 business days.
Option to sell B2B Division of DGC
The Group entered into an option agreement on April 7, 2021 with Mahigaming LLC ("Mahi"), an entity nominated by Games Global, in which it granted a call option ("B2B Option") to Mahi to purchase the B2B division of DGC for $10.0 million, adjusted for revenues earned and operating expenses incurred by the B2B Division. The option was set to expire on June 30, 2024 and was exercised on February 1, 2024 at which time the consideration was agreed at $12.9 million. The fair value of this option at February 1, 2024 was $61.3 million (2023: $47.1 million) and a loss of $14.3 million was recognized in 2024 (2023: $30.8 million) in the Statement of Profit or Loss relating to this option.
Option to purchase remaining percentage in SportCC
On August 1, 2023, the Group entered into a put and call option agreement to purchase the remaining 25% of the outstanding shares of SportCC for $2.5 million. The exercise period commenced on August 1, 2025 and expired on October 30, 2025. The option was exercised within the exercise period and the outstanding shares were purchased for $2.5 million at the end of October 2025.
Option to acquire Bellerive Capital 71 Limited
The Group entered into a funding and option agreement on November 4, 2025 with Bellerive Capital Limited ("Bellerive") to facilitate the investment into Clipfarm LLC ("Clipfarm"). An amount of $3.5 million was advanced to Bellerive on December 31, 2025, as discussed in note 13. Under the funding and option agreement, the Group and Bellerive will jointly hold (in equal shares), a stake in Bellerive Capital 71 Limited ("BC71").
BC71L will then acquire the stake in Clipfarm.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

19	Disposal of business
The Group entered into an option agreement on April 7, 2021 with Mahi, an entity nominated by Games Global, in which it granted the B2B Option to Mahi to purchase the B2B division of DGC. The option consideration was initially set at $2.5 million, adjusted for revenues earned and operating expenses incurred by DGC B2B division, and the option was set to expire on April 7, 2023. Subsequent to the initial agreement, an amendment was signed in 2023 which increased the option consideration to $10 million, adjusted for revenues earned and operating expenses incurred by DGC B2B division, as well as extending the option period so as to end on June 30, 2024.
Mahi’s rights to exercise the B2B Option were conditional to the completion of the following events:
•Completion of the acquisition of the entire issued capital of DGC by the Group;
•Mahi (or one of its nominees) having received all gaming approvals necessary for Mahi to acquire and operate the B2B Division in accordance with the applicable gaming laws.
The first condition was met when the Group completed the acquisition of DGC in January 2023. Mahi’s regulatory approvals were obtained and the B2B Option was exercised in February 2024. Final consideration was agreed to be determined to be $12.9 million. Cash of $10.0 million was received with the balance of the consideration outstanding at December 31, 2024 and the final balance of $2.9 million being received during the year ended December 31, 2025.
The below table summarizes the information at the date of sale:

2024 $' millions
Fair value of derivative liability associated with assets held for sale	(61)
Net assets associated with disposal group	30
Consideration	(13)
Gain on disposal	(44)

20	Trade and other payables

	2025 $ 'millions	2024 $ 'millions
Trade payables	103	92
Other taxation and social security	19	13
Other payables	9	8
Accruals	130	170
	261	283
During the year, certain balances were reclassified from provisions to accruals - refer to note 21 for further details.
Accruals for the year ended December 31, 2025 includes an amount of $61.5 million relating to gaming tax and other gaming related costs.
Management considers that the carrying amount of trade and other payables approximates their fair value.
All amounts included in trade and other payables are repayable on demand, non-interest bearing and are not secured on the assets of the Group.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

21	Provisions

	Gaming tax and legal provisions $ 'millions	Market Closure and other $ 'millions	Total $ 'millions
At January 1, 2024	50	—	50
Provided in the year	12	34	46
Reversed in the year	(4)	—	(4)
Amounts transferred to accruals during the year	(50)	(31)	(81)
Effects of movements in exchange rates	(2)	(1)	(3)
At December 31, 2024	6	2	8

Provisions - Current	6	1	7
Provisions - Non-current	—	1	1
Total Provisions - December 31, 2024	6	2	8

	Gaming tax and legal provisions $ 'millions	Market Closure and other $ 'millions	Total $ 'millions
At January 1, 2025	6	2	8
Provided in the year	29	21	50
Amounts transferred to accruals during the year	—	(21)	(21)
Amounts transferred from receivables during the year	(1)	—	(1)
Effects of movements in exchange rates	1	—	1
At December 31, 2025	35	2	37

Provisions - Current	35	—	35
Provisions - Non-current	—	2	2
Total provisions - December 31, 2025	35	2	37
Provisions have been made based on the Group’s best estimate of the future cash flows, taking into account the risks and uncertainty of timing associated with each obligation.
Gaming tax and legal provisions
The Group is subject to withholding, indirect and gaming taxes in the jurisdictions in which it operates. The Group records provisions for taxes in certain jurisdictions where the interpretation of tax legislation is uncertain or where the Group continues to challenge the interpretations and the likelihood of tax being payable is considered probable. The challenges to interpretations in legislation may result in the Group having ongoing assessments with various tax authorities across multiple jurisdictions that may cast uncertainties as to the timing and amount relating to the final amounts payable.
Provisions are raised for these matters based on the best estimate based on the individual facts and circumstances. Assessments made rely on advice from legal counsel and management’s assessment of judgments reached on cases in similar jurisdictions, as well as estimates and assumptions which may involve a series of complex judgments about future events. To the extent that the final outcome of these matters is different than the amounts recorded, such differences may impact the Group’s financial results in the year in which such determination is made.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

21	Provisions (continued)
During January 2024, a Voluntary Disclosure Program ("VDP") was filed with a tax authority for gaming taxes which were provided for in the preceding financial years. Upon the filing of the VDP, the gaming tax provision was reclassified to accruals as the expense materialized as a result of the filing. A monthly payment plan was filed with the VDP and the VDP is yet to be assessed by the tax authority. The provision reclassified to accruals amounts to $50.4 million.

During December 2025, the Group has provided for an amount of $26.4 million relating to the ongoing Remote Gaming Duty matter for the period 2018 - 2022 between Jumpman Gaming Limited and HMRC, of which $5 million has been included in Finance Expense. There are uncertainties relating to the timing and amount in terms of when this matter may be resolved, as it is based on the tribunal's hearing scheduled for June 17 & 18, 2026, as discussed in detail in note 26 - Commitments and Contingencies.
US Market Closure
On July 10, 2024, an announcement was made to close the U.S. sportsbook operation. As at the date of the announcement, a provision to the value of $33.7 million in relation to onerous contracts was raised. Settlement agreements were subsequently reached which resulted in a reclassification of $30.9 million from provisions to accruals.
On July 8, 2025, the Group decided to exit the US market by closing its iGaming operations. Impairment losses recognized on this closure and onerous contracts recognized have been discussed in note 10.1. As at the date of the announcement, a provision to the value of $22.6 million in relation to onerous contracts was raised. Settlement agreements were subsequently reached which resulted in a reduction in the provision of $1.8 million and a reclassification of $20.8 million of the remaining provision balance to accruals. Following this reclassification to accruals, there are no remaining provisions relating to this closure.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

22	Equity

	2025 Number of shares	2024 Number of shares	2023 Number of shares
Ordinary shares issued and fully paid as at January 1	503,407,783	497,938,845	497,887,721
Share buy-back during the year	—	—	(775,501)
RSU vesting	2,459,128	5,468,938	826,625
Ordinary shares issued and fully paid as at December 31	505,866,911	503,407,783	497,938,845
The parent company has one class of ordinary shares which carry no right to fixed income and is authorized to issue an unlimited number of shares in any class.
All shares are issued at no par value.

22.1	Issued capital
For the year ended December 31, 2025, the Company issued 2,459,128 (2024: 5,468,938) (2023: 826,625) ordinary shares upon the vesting of restricted stock units.

22.2	Treasury shares
On January 11, 2023, the Company announced that the Board approved a Share Repurchase Program through December 31, 2023. Following the announcement, 775,501 shares were repurchased for total proceeds of $2.9 million during the year ended December 31, 2023.

22.3	Accumulated other comprehensive income
Included in this balance is foreign exchange reserve, which relates to retranslation of the Group’s foreign subsidiaries with a non-USD functional currency into the Parent’s presentation currency and retranslation of intangible assets associated with operations in foreign currencies.

22.4	Dividends paid and proposed

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Cash dividends on ordinary shares declared during the year:
Interim dividend, paid during the year	81	50	—
Special dividend, payable at year end	—	75	—
	81	125	—

Cash dividend on ordinary shares declared after December 31:
Special dividend	127	—	—
Final dividend	25	20	—

Dividend per share:
Interim dividend per share (cents)	16.00	10.00	—
Special dividend per share (cents)	25.00	15.00	—
Final dividend per share (cents)	5.00	4.00	—
All dividends are declared and paid in USD.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

22	Equity (continued)

22.5	Entities with significant influence over the Group
During the year ended as at December 31, 2025, the Group did not have an ultimate controlling party as no entity is deemed to have control over the Group. Instead, Knutsson Ltd and Chivers Ltd are considered to exercise significant influence by way of holding 44.85% and 19.35% respectively (2024: 45.26% and 19.45%), respectively, of the issued share capital of Super Group as at December 31, 2025.
The Group has transactions with certain entities, including Smerelda Property Investments (Pty) Ltd, as described in note 11, Camden Property Holding Limited, as described in note 12, Apricot Investments Limited, as described in note 14, where discretionary beneficiaries of certain trusts are common between ultimate major shareholders of those entities and Super Group. These relationships have been assessed and are not considered by the Company to meet the definition of a related party under IAS 24.

23	Restricted Stock Units ("RSUs") awards
The Group has granted RSUs to its executives and employees as part of a long-term Employee Incentive Plan ("Plan"). The Board is charged with determining who receives awards, granting awards and setting terms and conditions. They also have the ability to delegate these powers to other committees or officers of Super Group.
The total shares available to award under the Plan is 43,312,150 ("Share Reserve"). The Share Reserve may increase by 3% annually through January 1, 2031. The Share Reserve is a limit on the number of shares that may be issued from awards that were granted under this Plan and does not limit the granting of awards. The Company will keep available at all times the number of shares reasonably required to satisfy its obligations to issue shares pursuant to such awards. Shares issued under the plan will be new shares.
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
The table below illustrates the number and weighted average exercise prices (WAEP) of, and movements in, shares awarded during the year as at December 31, 2025:

	Number	WAEP ($)
Outstanding as at January 1, 2023	5,938,058	5.97
Granted during the year	2,812,238	3.32
Vested during the year	(2,838,248)	5.84
Terminated during the year	(765,365)	5.97
January 1, 2024	5,146,683	4.60
Granted during the year	1,870,884	3.42
Vested during the year	(3,456,917)	5.03
Terminated during the year	(451,988)	5.19
January 1, 2025	3,108,662	3.33
Granted during the year	3,345,312	6.96
Vested during the year	(2,459,129)	4.60
Terminated during the year	(137,120)	4.66
Outstanding as at December 31, 2025	3,857,725	5.62
The weighted average remaining contractual life for the shares outstanding as at December 31, 2025 was 2.9 years (2024: 1.7 years) (2023: 1.5 years). The remaining contractual life is calculated with reference to the remaining vesting period at year end.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

23	Restricted Stock Units ("RSUs") awards (continued)
The number of RSUs vested for which shares were not yet issued as at December 31, 2025 was N.A - no amount to disclose (2024: N.A - no amount to disclose ) (2023: 2,011,623).
The RSU expense, excluding payroll taxes, for the year ended December 31, 2025 was $15.4 million (2024: $11.0 million) (2023: $18.2 million). The total fair value of the RSUs vested, calculated using the fair value on grant date, during the year ended December 31, 2025 was $18.6 million (2024: $19.3 million) (2023: $8.2 million). The grant date value of the options is based on the average value of the share price over a number of days before the grant. We estimate the forfeitures based on historic data about option recipients that leave the Company.
The total compensation cost related to outstanding RSUs that will be incurred in the future as of December 31, 2025, including payroll and employee income tax, was $14.9 million (2024: $6.2 million) (2023: $12.6 million). The unrecognized expense is expected to be recognized over a weighted average period of 2.4 years (2024: 1.4 years) (2023: 1.1 years). The weighted average period is calculated with reference to the remaining number of calendar years at year end.

24	Financial instruments - fair values and risk management
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
Fair values
Fair values vs carrying amounts
The following are the fair values and carrying amounts of financial assets and liabilities in the Consolidated Statement of Financial Position:

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

24	Financial instruments - fair values and risk management (continued)

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	2025 $ 'millions	2025 $ 'millions	2024 $ 'millions	2024 $ 'millions
Financial Assets
Financial assets carried at amortized cost
Regulatory deposits	17	17	14	14
Loans receivable	15	15	1	1
Advance for sportsbook software[1]	120	120	117	117
Trade and other receivables	85	85	63	63
Amounts segregated for users	6	6	9	9
Cash and cash equivalents	513	513	388	388
Fixed term deposits	16	16	14	14
Total financial assets at amortized cost	772	772	606	606

Financial assets at fair value through profit and loss
Derivative financial instruments	3	3	—	—
Investments in non-listed equity instruments	2	2	—	—
Total financial assets at fair value through profit and loss	5	5	—	—
Total financial assets	777	777	606	606

Liabilities
Liabilities carried at amortized cost
Lease liabilities	64	64	73	73
Derivative financial instruments.	—	—	2	2
Interest-bearing loans and borrowings	17	17	—	—
Trade and other payables	197	197	228	228
Dividends payable	—	—	75	75
Total liabilities carried at amortized cost	278	278	378	378

Customer liabilities (at fair value through profit/loss)	72	72	53	53

Total financial liabilities	350	350	431	431

Net	427	427	175	175
1 Refer to note 14.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

24	Financial instruments - fair values and risk management (continued)
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
Derivative financial instruments (Level 2)
Loans advanced for Corporate Social Responsibility
The Group has advanced various interest-free loans to suppliers in pursuit of its corporate social responsibility initiatives. The fair value of these loans have been determined by reference to published price quotations in an active market (classified as level 2 in the fair value hierarchy).
The fair values were calculated based on cash flows discounted using a current market lending rate.
The following inputs were used to determine the day 1 fair value:
-    Risk-free rates: ZAR zero coupon swap curve
-    Effective interest rate: the risk‑free rate observed on 3 December 2025 plus the relevant credit spread.
-    Credit spread: B- B-
Derivative financial instruments (Level 3)
Customer Liabilities
Customer liabilities relating to open sports bets are fair valued as at year end to reflect the movement in odds between the date a bet was placed and the odds as at year end.
Funding and option arrangements
Option to sell B2B Division of DGC
The Group concluded the disposal of the B2B division of DGC in 2024. To record the gain on the disposal, the Group has determined the fair value of the B2B Option as at January 31, 2024 - immediately before the completion of the disposal.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

24	Financial instruments - fair values and risk management (continued)
Financial instruments carried at fair value through profit and loss (continued)
Derivative financial instruments (Level 3) (continued)
In determining the fair value of the B2B Option as at January 31, 2024 and December 31, 2024, the Group applied a valuation technique that takes into accounting the likelihood of occurrence of each event outlined in note 19, based on the Group and its legal counsel assessment of the probability of both conditions being met at each valuation date. This approach allows for a two-step process, which incorporates uncertainty around the satisfaction or not of each condition and the underlying B2B Division business risks using a Black Scholes model. The volatility was based on historical volatility of a group of comparable companies with a look back period equal to the time to expiry of the option at each valuation date. The B2B Option was categorized as a Level 3 instrument under the fair value hierarchy due to the non-observable inputs used in the valuation.
Option to sell B2B Division of DGC (continued)
The fair value of the option liability as at January 31, 2024 was $61.3 million and was derecognized in the derivative financial instruments line within the liabilities of the Consolidated Statements of Financial Position on February 1, 2024 when the B2B Division of DGC was sold. The change in fair value was recognized in the change in fair value of option line within the Consolidated Statement of Profit or Loss.
The key valuation assumptions as at January 31, 2024 were as follows:

January 31, 2024
Exercise price ($m)	12.9
Volatility	NA1
Time to expiration (years)	NA1
Risk-free rate	NA1
Probability of conditions being met	NA1
1 At the exercise date, on January 31, 2024, the fair value of the option was equal to the intrinsic value of the option and these assumptions were not applicable for the fair value measurement.
Financial instruments carried at amortized cost
Interest-bearing loans and borrowings
Analysis of loans and borrowings for the year ended December 31, 2025

Facility	Maturity	Interest rate	Currency	Facility amount
Waterview Properties loan Facility A	'March 7, 2030	3-month JIBAR + 1.55%	ZAR	250	million
Waterview Properties loan Facility B	'March 7, 2030	3-month JIBAR + 1.70%	ZAR	40	million
Other loans	On demand	0%	NGN	Unspecified

Under the terms of the Waterview Properties loan Facility A and Facility B, which has a carrying amount of $17.3 million, the Group is required to comply with the following financial covenants at the end of each annual and interim reporting period:
•the net debt (i.e. total debt, less cash held): EBITDA ratio should not exceed the following thresholds in each specified reporting period:

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

24	Financial instruments - fair values and risk management (continued)
Financial instruments carried at amortized cost (continued)
Interest-bearing loans and borrowings (continued)

Period	Ratio
January 1, 2025 - December 31, 2025	<2 times
January 1, 2026 - December 31, 2026	<2 times
January 1, 2027 - December 31, 2027	<1.8 times
January 1, 2028 - December 31, 2028	<1.6 times
January 1, 2029 - December 31, 2029	<1.4 times
•The interest cover ratio (i.e. EBITDA: finance charges) must exceed 4 times in each year
•Free cash flow: Debt service must exceed 1.3 times in each year
Free cash flow is represented by EBITDA, adjusted for net working capital, non-cash flow items, less capital expenditures, less taxes on gains and losses, while debt service is represented by finance charges and all scheduled mandatory repayments falling due (excluding overdrafts and finance lease liability capital payments).
The Group has complied with these covenants throughout the reporting period. There are no indications that the Group would have difficulties complying with the covenants when they will be next tested in the next year.
A change of 1% in the interest rate will not result in a material change in the interest expense.
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
The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged from 2024.
The capital structure of the Group consists mainly of equity, and a negligible amount of debt.
Equity includes capital, reserves, retained earnings, other comprehensive income and non-controlling interests as disclosed in note 22, while debt includes long- and short-term borrowings, and lease liabilities.
The Group is not subject to externally imposed capital requirements.
The Group reviews and agrees on policies for managing each of these risks which are described below.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

24	Financial instruments - fair values and risk management (continued)
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
Customer funds are kept in dedicated accounts, separately from the Group’s operational bank accounts in order to ensure that their liability is met.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

24	Financial instruments - fair values and risk management (continued)
Liquidity risk (continued)
The following table shows the undiscounted cash flows for financial liabilities.

	Carrying Amount $ 'millions	Contractual cash flows $ 'millions	Less than 1 year $ 'millions	1 - 2 years $ 'millions	3 - 5 years $ 'millions	Over 5 years $ 'millions
December 31, 2025
Liabilities
Lease liabilities	64	91	8	8	23	52
Interest-bearing loans and borrowings	17	23	2	2	19	—
Trade payables	103	103	103	—	—	—
Accruals[1]	85	85	85	—	—	—
Other payables	9	9	9	—	—	—
Customer liabilities (at fair value through profit/loss)	72	72	72	—	—	—
Total	350	383	279	10	42	52

December 31, 2024
Liabilities
Lease liabilities	73	110	9	10	27	64
Derivative financial instruments	2	2	2	—	—	—
Trade payables	92	92	92	—	—	—
Accruals[1]	128	128	128	—	—	—
Other payables	8	8	8	—	—	—
Customer liabilities (at fair value through profit/loss)	53	53	53	—	—	—
Dividends payable	75	75	75	—	—	—
Total	431	468	367	10	27	64
1 Excludes gaming tax accruals.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

24	Financial instruments - fair values and risk management (continued)
Changes in liabilities arising from financing activities

	Interest-bearing loans and borrowings and deferred and contingent consideration $ 'millions	Lease liabilities $ 'millions	Total $ 'millions
At December 31, 2023	3	32	35
Cash inflows	—	—	—
Arising from business combinations	—	—	—
Increase in deferred consideration	—	—	—
Cash outflows	(3)	(9)	(12)
Effects of movements in exchange rates	—	(2)	(2)
Disposals	—	—	—
New leases	—	49	49
Lease modification	—	—	—
Transfer to Liabilities associated with assets held for Sale	—	—	—
Other	—	—	—
Interest	—	3	3
At December 31, 2024	—	73	73
Cash inflows	16	—	16
Cash outflows	(1)	(8)	(9)
Effects of movements in exchange rates	1	6	7
Disposals	—	(22)	(22)
New leases	—	11	11
Other	—	—	—
Interest	1	4	5
At December 31, 2025	17	64	81

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

24	Financial instruments - fair values and risk management (continued)
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
Foreign currency risk
Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Group has exposure to various currencies, primarily ZAR, CAD, EUR, GBP and NZD. Exchange rates are monitored by Group Finance on a monthly basis to ensure that adequate measures are taken if fluctuations increase.
The effect of a 10% change against these exposed currencies on the Group’s monetary financial assets and liabilities is not material.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.
The Group is mainly exposed to interest rate risk on borrowings. The interest rate on borrowings is based on the variable and fixed interest rates disclosed in the analysis of financial institution loans table included in this note.
The Group monitors its treasury at least monthly and seeks to obtain a commercial rate of return from AA or above rated institutions while not impacting on cash flow.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

25	Related party transactions
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

	2025 $ 'millions	2024 $ 'millions	2023 $ 'millions
Short term employee benefits	21	16	10
Restricted Stock Units ("RSUs") Awards	7	4	4
Post-employment pension and medical benefits	—	—	—
Other long-term benefits	2	—	—
Termination benefits	1	—	—
	31	20	14
Key management personnel services were also provided by Whitfield Management Limited. Amounts paid to Whitfield Management Limited for these services for the year ended December 31, 2025 amounted to $2.2 million (2024: $2.0 million; 2023: $2.4 million).
Transactions with Other Related Parties
A subsidiary of Super Group, SG Ventures (“SGV”), has entered into a funding and option agreement with Bellerive Capital Limited (“BCL”), which is a part of the Bellerive Group, to acquire 50% of the shares of Bellerive Capital 71 Limited (“BC71L”) in November 2025, for a potential joint investment in ClipFarm LLC (“Clipfarm”). ClipFarm provides a platform to connect video editors with other short-form clips. The total investment into Clipfarm will be $7.5 million, split equally between SGV and BCL. At December 31, 2025, the loan advanced to BCL amounted to $3.5 million, as presented in note 13.

26	Commitments and contingencies
Withholding, indirect and gaming taxes
As reflected in the critical accounting estimates and judgments disclosures in note 3, the Group reviews tax developments at each reporting date to determine if a provision should be recorded or a contingency disclosed. The Group assesses its tax liabilities taking into account current (and enacted but not yet implemented) tax law in conjunction with advice received from professional advisers or legal counsel. Management have assessed that the financial effect of such contingencies are either possible or probable but cannot be reliably measured due to considerable uncertainty regarding amount or timing.
Jumpman Gaming Limited ("Jumpman") is subject to an assessment from the HMRC totaling £21.5 million ($29.0 million) in respect of Remote Gaming Duty ("RGD") from Q1 2019 to Q4 2022. This amount was reduced to £12.1 million ($16.9 million) as per the letter received from HMRC, dated May 21, 2024. Jumpman appealed the assessment to the First-Tier Tribunal (Tax Chamber) ("FTT") on the basis that Jumpman had already accounted for RGD, and free spins won from MegaReel spins constituted excluded winnings or excluded freeplay and therefore not subject to RGD.
On September 16, 2025, the first-tier tribunal dismissed Jumpman’s appeal and upheld HMRC’s assessments for the relevant periods of assessment (Q3 2018 to Q4 2022). Jumpman obtained leave to appeal and filed its Notice of Appeal to the Upper Tribunal on the basis that the FTT’s made errors in law and misinterpreted the relevant legislation when deciding Jumpman’s initial appeal. The hearing before the Upper Tribunal has been listed for hearing on June 17 & 18, 2026. The provision was updated to £13.3 million ($17.9 million) in 2025, which was subsequently reduced by payments made of £0.7 million ($1.0 million), and adjusted for interest and penalties amounting to £7.1 million ($9.5 million), resulting in a provision of £19.6 million ($26.4 million) at December 31, 2025.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

26	Commitments and contingencies (continued)
Legal contingencies
The business is party to pending litigation in various jurisdictions and with various plaintiffs in the normal course of business, including claims from customers within such jurisdictions as Austria and Germany. The Group takes legal advice as to the likelihood of success of claims and counterclaims. No provision is recorded where, due to inherent uncertainties, no accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings can be determined.
At December 31, 2025, the Group has provided $9.0 million, compared to $6.9 million that was provided for at December 31, 2024 in respect of customer claims.
The Financial Surveillance Department ("FinSurv") of the South African Reserve Bank, has initiated an investigation with Raging River Proprietary Limited ("Raging River, the Company or fellow Group subsidiary"), a fellow Group subsidiary incorporated in South Africa, regarding historical transactions involving the transfer of funds from the Company to foreign / non-South African resident entities within the Super Group (SGHC) Limited group structure, allegedly in breach of the South African Exchange Control Regulations.
These transfers were made in exchange for, amongst other things, services and licenses provided to Raging River under various agreements. FinSurv's investigation into these transactions and engagements with the Company remain ongoing. The Company is required to place a non-binding deposit in an amount of R30 million ($1.8 million) with the authorized dealer for the duration of the investigation, as an interim measure. The non-binding deposit will be held for a period not exceeding 30 days from the date of completion of the investigation. No obligation has been accounted for as at December 31, 2025, as the amount of any potential obligation cannot at this stage be measured with sufficient reliability. The deposit was paid in January 2026.
Other contractual commitments
The Group entered into definitive agreements on May 8, 2024 to assume full control of its sportsbook software technology owned by Fusion. Refer to note 14 for further details on contractual commitments as of December 31, 2025.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

27	Subsidiaries
The table below includes the Company’s principal subsidiaries as at December 31, 2025, determined as either contributing to 10% or more of the Group assets or revenues. The Company has other subsidiaries, but the assets and revenues did not exceed 10% of the Group’s consolidated assets or revenues for the year ended December 31, 2025:

Name	% Equity interest	Country of incorporation	Nature of business
Raging River Trading Proprietary Limited	100%*	South Africa	Licensed Western Cape Gambling and Racing Board ("WCGB") / software development
Baytree Interactive Limited	100%	Guernsey	Licensed with the Kahnawake Gaming Commission ("KGC")
Betway Limited	100%	Malta	Licensed with the MGA
Eastern Dawn Sports Proprietary Limited	100%	South Africa	Licensed with the Mpumalanga Economic Regulator
* 89.29% of the shares in Raging River Proprietary Limited are held by Summit Bay Proprietary Limited while the remaining 10.71% are held by Betway Cares Foundation NPC. Summit Bay Proprietary Limited and Betway Cares Foundation NPC are both controlled by and consolidated by the Group, resulting in the Group effectively holding 100% of the shares in Raging River Proprietary Limited. Given the nature of Betway Cares Foundation NPC, which does not have external shareholders or economic ownership interest accruing to other parties outside of the Group, no NCI is recognized in respect of Betway Cares Foundation NPC.
Certain subsidiary entities of the Group are not wholly-owned. Management has assessed the values of the NCI in these instances and determined them to be individually immaterial for additional disclosures.
On November 1, 2024, the Group entered into an agreement with the non-controlling shareholders of Jumpman Gaming Limited and The Six Gaming Limited to purchase the remaining 30% shareholding in both entities for a total purchase consideration of £5.5 million ($7.0 million), of which £1.0 million ($1.2 million) was cash and the remaining amount was non-cash settlements of amounts owing from the shareholder to the Group.
Super Group acquired 75% of the issued share capital of SportCC through its wholly-owned subsidiary, Marzen Limited on August 1, 2023, with the option for Marzen Limited to acquire the remaining 25% by August 1, 2025.
The option was exercised in 2025 and settled for an amount of £1.9 million ($2.5 million), resulting in the Group holding 100% of the shares in SportCC at December 31, 2025, and the derecognition of the previous 25% non-controlling interest recognized for SportsCC.

Super Group (SGHC) Limited
Notes to the Consolidated Financial Statements (continued)

28	Subsequent events
Dividends:
As disclosed in note 22.4, the Group declared a special dividend of $0.25 per share on January 21, 2026, which was paid on February 9, 2026.
The Group also announced the increase in its dividend program targets from 16¢ to 20¢ in 2026, declaring its first dividend of 5¢ on February 23, 2026 which is payable on March 31, 2026.
Revolving Credit Facility:
The Group entered into an agreement with a consortium of international banks in February 2026, under which the Group may draw down on a revolving credit facility to a maximum of $100 million in multiple currencies. The rates are linked to the Secured Overnight Financing Rate published daily by the Federal Reserve Bank of New York that serves as the benchmark for pricing USD-denominated derivatives and loans. The Group borrowed $25 million under this facility on March 18, 2026. The conclusion of this facility does not represent facts and circumstances prevailing at the December 31, 2025, and therefore requires no adjustment to balances that have been presented in these financial statements.
Apricot Close-out:
In February 2026, the final regulatory license was granted by the Maltese Gaming Authority for the Group's acquisition of the Sportsbook Software. At December 31, 2025, the Group did not have the legal right or ability to acquire the assets, as the necessary regulatory approvals had not yet been granted. As such, no adjustments have been made to the amounts presented in the financial statements with regards to this event. The Group owns the software from February 28, 2026, when the regulatory approvals were obtained. An amount of €24.3 million ($27.9 million) has been paid on March 31, 2026 in respect of this acquisition. The acquisition of this software does not constitute a business combination.
Additional contingent payments of up to €210.0 million ($246.7 million) may be made through an earn-out mechanism if the Group’s sportsbook revenue more than doubles during the earn-out period, which runs through December 31, 2036. The earnout payments are calculated as a percentage of monthly sportsbook net gaming revenue, ranging from 0% to 8%.
Acquisition of eMarketMed Limited ("EMM"):
On April 14, 2026, the Group obtained control of eMarketMed Limited ("EMM"), a company incorporated under the laws of Israel, by acquiring 100% of the issued share capital of EMM. EMM is a digital marketing agency, and is expected to create cost synergies for the Group.
The consideration paid for this acquisition comprises of a cash payment of $1.5 million. There were no individually material items acquired that required separate disclosures.